Form 20-F
period 2017-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2018-04-27
CIK 1711375

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Exact name of Registrant as specified in its charter)

LOMA NEGRA CORPORATION	Republic of Argentina
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Loma Negra C.I.A.S.A.

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Argentina

(Address of principal executive offices)

Marcos Isabelino Gradin

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Argentina

Tel: 54-11-4319-3048

Email: mgradin@intercement.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 5 Ordinary Shares of Loma Negra C.I.A.S.A.	New York Stock Exchange
Ordinary Shares of Loma Negra C.I.A.S.A.	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued and outstanding shares of each class of stock of Loma Negra C.I.A.S.A. as of December 31, 2017 was:

596,026,490 ordinary shares, nominal value Ps.0.10 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒        Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, unless otherwise indicated or the context otherwise requires:

•	all references to “Loma Negra,” “our company,” “we,” “our,” “ours” and “us,” or similar terms are to the registrant, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina, and its consolidated subsidiaries;

•	all references to “our controlling shareholder” or to the “InterCement Group” are to InterCement Participações S.A. and its subsidiaries;

•	all references to the “InterCement Brasil” are to InterCement Brasil S.A.;

•	all references to “Yguazú Cementos” are to Yguazú Cementos S.A.;

•	all references to “Cofesur” are to Cofesur S.A.;

•	all references to “Ferrosur Roca” are to Ferrosur Roca S.A.;

•	all references to “Recycomb” are to Recycomb S.A.U.;

•	all references to “Argentina” are to the Republic of Argentina;

•	all references to “Paraguay” are to the Republic of Paraguay;

•	all references to the “Argentine government” or the “government” are to the federal government of Argentina;

•	all references to the “Central Bank” are to the Banco Central de la República Argentina, or the Argentine Central Bank;

•	all references to “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities regulator;

•	all references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars;

•	all references to the “peso,” “pesos” or “Ps.” are to the Argentine peso, the official currency of Argentina;

•	all references to the “Guaraní,” “Guaraníes” or “G.” are to the Paraguayan guaraní, the official currency of the Republic of Paraguay;

•	all references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB; and

•	all references to “AFCP” are to the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

All references in this annual report to “tons” shall also include “metric tons.” References to “dmt” are to dry metric ton. References to “kt” shall mean “kiloton,” equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours. The term “m3” refers to cubic meter, and “kcal/kg” to kilocalories per kilogram.

Financial Statements

We maintain our books and records in pesos, the presentation currency for our financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of and for the years ended December 31, 2017, 2016 and 2015 is stated in pesos, our reporting currency.

This annual report includes our audited consolidated financial statements as of and for each of the years ended December 31, 2017, 2016 and 2015, together with the notes thereto, or “our audited consolidated financial statements.” All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements,” are to our consolidated financial statements included elsewhere in this annual report.

Our audited consolidated financial statements for the years ended December 31, 2016 and 2015 do not consolidate results of operations with our subsidiary Yguazú Cementos S.A., which we control by our business combination as of December 22, 2016. As a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, we recorded the results of operations of our subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in our consolidated statement of profit or loss and other comprehensive income and cash flow statement for the years ended December 31, 2016 and 2015 (see note 16 to our audited consolidated financial statements).

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our EBITDA, net debt, EBITDA Margin and Adjusted EBITDA information for the convenience of the investors. Adjusted EBITDA is presented because our management believes that the disclosure of Adjusted EBITDA can provide useful information to investors, financial analysts and the public in their review of our operating performance, although it is not calculated in accordance with IFRS and should not be considered as a measure of performance in isolation. As further explained in “Selected Financial Data,” the results of operations from Yguazú Cementos S.A. were not consolidated with ours for the years ended December 31, 2016 and 2015.

We calculate EBITDA as net profit plus financial interest—net plus income tax expense plus depreciation and amortization. We calculate Adjusted EBITDA as EBITDA plus exchange rate differences plus other financial expenses—net plus tax on debits and credits to bank accounts. Additionally, our calculation of EBITDA and Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the cement industry, and therefore, our measures may not be comparable to those of other companies.

We believe that excluding tax on debits and credits to bank accounts from our calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players and it is possible that the new administration in Argentina will abolish this tax or will permit compensation of such tax in the short-term. Moreover, Law 27,264, in force since August 2016, established that small- and medium-sized companies may apply this tax as an advance payment of income tax. According to Law 27,264, we are a large-sized company in Argentina, and therefore, we are only permitted to apply 0.2% on the amount levied on credits to bank accounts as an advance payment of our income tax. Also, Law 27,432, in force since January 2018, establishes that the Argentine government may prescribe that a percentage of the tax on debits and credits to bank accounts that, as of the date of effectiveness of such law, was not considered computable as an advanced payment of the income tax, shall be gradually reduced up to 20% per year starting on January 1, 2018. Furthermore, the Argentine government may establish that the tax on debits and credits to bank accounts shall be considered entirely computed as an advanced payment of the income tax in 2022.

On December 29, 2017, the Argentine tax reform passed by Law No. 27,430. The reform includes: (i) a reduction of the corporate income tax rate to 30% through 2019 and 25% beginning in 2020; (ii) a tax on dividends paid to resident individuals and nonresidents in general at rates of 7% through 2019 and 13% beginning in 2020; (iii) the elimination of the equalization tax; and (iv) a new thin capitalization and controlled foreign corporation rules. The main exemptions benefitting financial investments by nonresidents were maintained, with the exception of Central Bank bonds LEBACs and investments channeled through jurisdictions regarded as non-cooperative for fiscal transparency purposes.

Thus, for comparison purposes, our management believes that Adjusted EBITDA can be useful as an objective and comparable measure of operating profitability because it excludes this element from earnings, which does not provide information about the current operations of existing assets. Accordingly, our management believes that disclosure of Adjusted EBITDA can provide useful information to investors, financial analysts and the public in their evaluation of companies’ operating performance.

We calculate net debt as borrowing less cash and banks less investments and net debt/Adjusted EBITDA ratio represents net debt as of the end of the applicable period divided by Adjusted EBITDA for the then most recently concluded fiscal year, as applicable. Our management believes that these non-IFRS measures also provide transparent and useful information to investors and financial analysts in their review of our operating performance and financial profile and in the comparison of such performance to the operating performance of other companies in the same industry or in other industries that have different capital structures and debt levels.

The non-IFRS financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculation of EBITDA and Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the cement industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of our Adjusted EBITDA to net profit, see “Item 3.A Key Information—Selected Financial Data.”

EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments. EBITDA and Adjusted EBITDA include adjustments that represented a cash expense or that represented a non-cash charge that may relate to a future cash expense, and some of these expenses are of a type that we expect to incur in the future, although we cannot predict the amount of any such future charge.

Market Data and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland), or AFCP; the Central Bank; the Central Bank of Paraguay; the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC; the World Bank; and the International Monetary Fund, or IMF.

In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. As a result of this decree, the publication of certain macroeconomic figures was suspended. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the CPI increase for the year ended December 31, 2017 was 24.8%. INDEC has also published inflation figures for the Wholesale Price Index (Índice de Precios Internos al por Mayor), or WPI, for the year ended December 31, 2017, reporting an increase of 18.8%. The WPI for the year ended December 31, 2016 showed an annual increase of 34.5%. See “Item 3.D Key Information—Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins”

Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS” and “Item 3.D Key Information—Risk Factors” in this annual report.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•	the implementation of our financing strategy and capital expenditure plans;

•	general economic, political and business conditions, both in Argentina and Paraguay;

•	industry trends and the general level of demand for, and change in the market prices of, our products and services;

•	the performance of the Argentine and global economies, including the impact of a longer than anticipated continuation of the current worldwide economic downturn or further deterioration in world economic conditions;

•	construction activity levels, particularly in the markets in which we operate;

•	private investment and public spending in construction projects;

•	existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Argentina and Paraguay;

•	possible shortages of electricity and government responses to them;

•	the competitive nature of the industry in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	inflation and fluctuations in currency exchange rates, including the peso and the U.S. dollar;

•	legal and administrative proceedings to which we are or become party;

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	the exploration and related depletion of our mines and mineral reserves;

•	other statements included in this annual report that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3.D Key Information—Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Item 3.D Key Information—Risk Factors” in this annual report.

v

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report. The following tables set forth our selected consolidated financial information as of and for the years ended December 31, 2017, 2016 and 2015, derived from our audited consolidated financial statements included elsewhere in this annual report. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. The consolidated income statement data for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements included in “Item 18. Financial Statements.”

The results of operations for the years ended December 31, 2017, 2016 and 2015 are not necessarily indicative of our future performance.

	For the Year Ended December 31,
	2017	2016	2015
	(in Ps.)
	(amounts expressed in millions)
Consolidated statements of profit or loss:(1)
Net revenue	15,286.5	9,874.4	7,871.0
Cost of sales	(10,850.1)	(7,264.5)	(5,808.5)

Gross profit	4,436.5	2,609.9	2,062.5
Share of profit (loss) of associates	—	36.6	(105.1)
Selling and administrative expenses	(1,199.1)	(929.3)	(712.4)
Other gains and losses	78.7	123.9	50.1
Tax on debits and credits to bank Accounts	(188.0)	(140.0)	(109.5)
Finance costs, net
Exchange rate differences	(313.1)	(261.0)	(158.8)
Financial income	103.8	41.1	26.2
Financial expenses	(632.9)	(721.4)	(458.9)

Profit before tax	2,285.9	759.8	593.9
Income tax expense
Current	(651.1)	(238.7)	(209.8)
Deferred	65.6	(19.0)	(32.5)

Net profit	1,700.4	502.0	351.5

(1)	On December 22, 2016, we acquired 16.0% of the capital stock of Yguazú Cementos. Following such acquisition, we own 51.0% of the outstanding capital stock of Yguazú Cementos. As a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, we recorded the results of operations of our subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in our consolidated statement of profit or loss and other comprehensive income and cash flow statement for the years ended December 31, 2016 and 2015 (see note 16 to our audited consolidated financial statements).

	As of December 31,
	2017	2016	2015
	(in Ps.)
	(amounts expressed in millions)
Consolidated statements of financial position:
Assets
Non-current assets
Property, plant and equipment	5,978.7	4,880.9	2,523.5
Intangible assets	75.5	57.0	53.2
Investments	0.3	0.3	543.8
Goodwill	39.3	39.3	39.3
Inventories	214.7	176.0	172.7

	As of December 31,
	2017	2016	2015
	(in Ps.)
	(amounts expressed in millions)
Other receivables	145.2	229.3	58.3
Trade accounts receivable	—	78.4	78.3

Total non-current assets	6,453.7	5,461.4	3,469.2

Current assets
Inventories	1,833.8	1,717.1	976.4
Other receivables	241.7	226.3	361.9
Trade accounts receivable	1,263.4	629.2	379.4
Investments	2,990.9	694.2	345.4
Cash and banks	188.8	233.8	56.9

Total current assets	6,518.5	3,500.6	2,120.0

Total assets	12,972.3	8,962.0	5,589.2

Shareholders’ equity
Capital stock and other capital related accounts	1,922.1	87.2	490.6
Reserves	59.2	43.7	460.0
Retained earnings	1,590.8	460.2	349.7
Accumulated other comprehensive income	250.4	149.3	169.4

Equity attributable to the owners of the Company	3,822.6	740.4	1,469.7
Non-controlling interests	593.2	390.1	28.1

Total shareholders’ equity	4,415.8	1,130.5	1,497.8

Liabilities
Non-current liabilities
Borrowings	2,604.3	1,277.1	688.0
Accounts payables	71.4	81.9	108.7
Provisions	161.1	120.7	107.4
Tax liabilities	0.3	1.1	3.0
Other liabilities	15.7	28.3	16.0
	229.3	292.9	295.8

Total non-current liabilities	3,082.1	1,801.9	1,219.0

Current liabilities
Borrowings	1,759.6	3,062.0	1,131.7
Accounts payable	2,361.5	2,226.1	1,242.9
Advances from customers	206.4	107.0	74.2
Salaries and social security payables	541.8	380.2	261.8
Tax liabilities	573.1	225.1	83.3
Other liabilities	31.9	29.3	78.5

Total current liabilities	5,473.3	6,029.6	2,872.4

Total liabilities	8,556.5	7,831.5	4,091.4

Total shareholders’ equity and liabilities	12,972.3	8,962.0	5,589.2

	As of and for the Year Ended December 31,
	2017		2016		2015
	(in Ps.)
	(amounts expressed in millions, unless otherwise indicated)
Other Data:
Net revenue	15,286.5		9,874.4		7,871.0
Gross profit	4,436.5		2,609.9		2,062.5
Net profit	1,700.4		502.0		351.5
Net debt	1,184.2		3,535.7		1,491.4
Growth in net revenue (versus prior period)	54.8%		25.5%		31.8%
Gross profit margin(1)	29%		26.4%		26.2%
Adjusted EBITDA(2)	3,941.9		2,350.1		1,628.9
Adjusted EBITDA margin(3)	25.8%		23.8%		20.7%
Net profit margin(4)	11.1%		5.1%		4.5%
Net debt(5)/Adjusted EBITDA ratio(6)	0.30	x	1.50	x	0.92	x

(1)	Gross profit margin is gross profit divided by net revenue, expressed as a percentage.
(2)	We calculate EBITDA as net profit plus financial interest, net plus income tax expense plus depreciation and amortization. We calculate Adjusted EBITDA as EBITDA plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. For further information about our presentation of Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.” The following table sets forth a reconciliation of our net profit to our Adjusted EBITDA for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,
	2017	2016	2015
	(in Ps.)
	(amounts expressed in millions)
Reconciliation of EBITDA to Net Profit:
Net profit	1,700.4	502.0	351.5
(+) Financial interest, net	440.7	571.9	377.4
(+) Income tax expense	585.5	257.7	242.4
(+) Depreciation and amortization	625.9	509.1	334.0

EBITDA	3,352.4	1,840.7	1,305.2

(+) Exchange rate differences	313.1	261.0	158.8
(+) Other financial expenses, net	88.4	108.4	55.3
(+) Tax on debits and credits to bank accounts	188.0	140.0	109.5

Adjusted EBITDA	3,941.9	2,350.1	1,628.9

(3)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue, expressed as a percentage.
(4)	Net profit margin is net profit divided by net revenue, expressed as a percentage.
(5)	We calculate net debt as borrowing less cash and banks less short-term investments. Net debt is not a measure recognized under IFRS. Our management believes that net debt provides transparent and useful information to investors and financial analysts in their review of our financial profile and performance and in the comparison of such profile to the financial profile and performance of other companies in the same industry or in other industries that have different capital structures and debt levels. The following table sets forth our calculation of net debt as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017	2016	2015
	(in Ps.)
	(amounts expressed in millions)
Net debt calculation:
Borrowings	4,363.9	4,339.0	1,819.8
(-) Cash and banks	188.8	233.8	56.9
(-) Short-term investments	2,990.9	569.4	271.5

Net debt	1,184.2	3,535.7	1,491.4

(6)	Net debt/Adjusted EBITDA ratio represents net debt as of the end of the applicable period divided by Adjusted EBITDA for the then most recently concluded fiscal year, as applicable. Net debt/Adjusted EBITDA ratio is not a measure recognized under IFRS. Our management believes that net debt/Adjusted EBITDA ratio provides transparent and useful information to investors and financial analysts in their review of our operating performance and financial profile and in the comparison of such performance to the operating performance of other companies in the same industry or in other industries that have different capital structures and debt levels. Note that Adjusted EBITDA includes equity in earnings of Yguazú Cementos presented in the line item “share of profit (loss) of associates” in our statement of profit or loss for the years ended December 31, 2016 and 2015 (see note 16 to our audited consolidated financial statements), calculated at our equity interest of 35% (prior to obtaining control), whereas net debt includes 100% of the debt from Yguazú Cementos as of December 31, 2017 and December 31, 2016.

Exchange Rates

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions were gradually lifted as from December 2015. Among others, on August 9, 2016 the Argentine Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated many of the restrictions for accessing the MULC. As a result of the elimination of the limit amount for the purchase of foreign currency without specific allocation or need of prior approval the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased.

Since December 2015, the Argentine Central Bank liberalized the foreign exchange rate. Effective as of July 1, 2017, through Communication “A” 6244, the Central Bank liberalized the foreign exchange market by eliminating substantially all foreign exchange restrictions in Argentina, except for the obligation of Argentine residents to (a) comply with the reporting regimes set forth by Communication “A” 3602 and Communication “A” 4237 of the Central Bank (which were replaced by a single reporting regime with statistical purposes only pursuant to Communication “A” 6401), and (b) transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline (which was lifted by Communication “A” 6363 of the Central Bank as of November 10, 2017).

After several years of moderate variations in the official nominal exchange rate, in 2012 the Argentine peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Argentine peso with respect to the U.S. dollar that exceeded 33% in 2013 and 31% in 2014, including a loss of approximately 23% in January 2014. In 2015, the Argentine peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. As of December 31, 2016, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.15.8502 per US$1.00, a devaluation of approximately 22% as compared to the official exchange rate of Ps.13.0050 per US$1.00 as of December 31, 2015. As of December 31, 2017, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.18.7742 per US$1.00, a devaluation of approximately 18% as compared to the official exchange rate of Ps.15.8502 per US$1.00 as of December 31, 2016. In the first three months of 2018, the Argentine peso depreciated approximately 7% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
2017	18.8300	15.1742	16.5665	18.7742
October 2017	17.6775	17.3217	17.4528	17.6713
November 2017	17.6703	17.3307	17.4925	17.3845
December 2017	18.8300	17.2600	17.7001	18.7742
January 2018	19.6525	18.4158	19.0290	19.6525
February 2018	20.1600	19.4700	19.8409	20.1150
March 2018	20.3875	20.1433	20.2378	20.1433
April 2018 (through April 26, 2018)	20.4475	20.1450	20.2095	20.4475

(1)	Reference exchange rate published by the Central Bank.
(2)	Based on daily averages.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should consider carefully the risks described below and all other information contained in this annual report. If any of the following risks were to occur, our business, financial condition and results of operations would likely be materially adversely affected. In that event, the trading price of our ordinary shares or ADSs would likely decline and you might lose all or part of your investment. The following risks are not the only risks that we face; we are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS” on page vi of this annual report.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of our ordinary shares or ADSs, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Relating to Argentina

Investing in an emerging economy such as Argentina entails certain inherent risks.

Argentina is an emerging economy and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic condition. In the past, instability in Argentina was caused by many different factors, including the following:

•	aggravation of a financial crisis in several countries in the region;

•	abrupt changes in the monetary and fiscal policies of countries with prominent economies due to macroeconomic conditions;

•	increase in public expenses affecting the economy and fiscal deficits;

•	inconsistent fiscal and monetary policies;

•	uncertainty with respect to the Argentine public sector’s payment capacity and the potential for obtaining international financing;

•	low levels of investment;

•	changes in governmental economic or tax policies;

•	high levels of inflation;

•	abrupt changes in currency values;

•	high interest rates;

•	wage increases and price controls;

•	exchange and capital controls;

•	political and social unrest;

•	the growing effects of labor unions;

•	the significant price drop of main commodities exported by Argentina;

•	fluctuations in Central Bank reserves; and

•	restrictions on exports and imports.

Any of the above factors either individually or taken together, could have material adverse effects on the Argentine economy and on our business, results of operations and financial condition.

Argentina may experience political, social and economic instability, similar to what has been experienced in the recent past.

Most of our operations, property and customers are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, fiscal deficits, inflation rates, monetary policies, foreign exchange rates, taxes, foreign exchange controls, bank system stability, interest rates, unemployment and informal employment and external financing. International demand for Argentine exports, abrupt changes of governmental policies, social instability and other political, economic or international developments and conditions may affect Argentina’s business environment.

Between 2007 and 2015, the Fernández de Kirchner administrations increased direct intervention in the Argentine economy, including the implementation of expropriation measures, price controls, exchange controls and changes in laws and regulations affecting foreign trade and investment. These measures had a material adverse effect on private sector entities, including us. It is possible that similar measures could be adopted by the current or future Argentine government or that economic, social and political changes in Argentina, over which we have no control, could have a material adverse effect on the Argentine economy and, in turn, have a material adverse effect on our financial condition and results of operations.

According to the revised calculation of the GDP published by the INDEC, Argentina’s real GDP increased 2.9% in 2017, decreased by 1.8% in 2016, increased by 2.7% in 2015, decreased by 2.5% in 2014 and increased 2.4% in 2013.

Mauricio Macri was elected in November 2015 and introduced several structural economic and policy reforms. As a result, the economy has undergone certain fiscal, monetary and currency adjustments. As of the date of this annual report, the impact that these measures will have on the Argentine economy as a whole cannot be predicted, and the Macri administration’s ability to implement all announced measures as currently contemplated cannot be assured. Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.

The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain.

Since taking office in December 2015, the Macri administration has announced several significant structural, economic and policy reforms. These reforms include, but are not limited to, reaching an agreement with holdout creditors of Argentina’s outstanding sovereign debt, INDEC reforms, foreign exchange currency reforms, foreign trade reforms, electricity and gas reforms, domestic capital markets reforms, corporate criminal liability law reforms, social security reforms, de-bureaucratization reforms, labor reforms and tax reforms. The most significant changes implemented by such reforms are:

•	INDEC reforms. Following the 2015 Presidential elections, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. On January 8, 2016, based on its determination that INDEC had failed to produce reliable statistical information, particularly with respect to Consumer Price Index (Índice de Precios al Consumidor), or CPI, GDP, poverty and foreign trade data, the new administration declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016. As consequence of the emergency declaration, the INDEC ceased publishing certain statistical data until June 16, 2016. Beginning in June 2017, the INDEC commenced to release a new Federal CPI measuring statistics from 39 cities within Argentina.

•	Foreign exchange reforms. The Macri administration implemented reforms to the foreign exchange controls regime, the FX Market (Mercado Único y Libre de Cambios), or the MULC. As consequence of the liberalization of the FX Market in December 2015, the peso experienced a strong devaluation against the U.S. dollar. As of the date hereof, all other FX Market restrictions have been lifted, but Argentine residents still have an obligation to comply with a reporting regime (for mere statistical purposes) pursuant to Communication “A” 6401 of the Central Bank (that replaced former Communications “A” 3602 and “A” 4237 of the Central Bank. See “Item 3.D Key Information—Risk Factors—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Additional Information—Exchange Controls.”

•	Foreign trade reforms. The Argentine government eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration also eliminated limitations for access to the foreign exchange market for any new transactions as of December 17, 2015 and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017 the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods.

•

Electricity and gas reforms. The Argentine government has also declared a state of emergency with respect to the national electrical system, which was effective until December 31, 2017. Under this state of emergency, the Argentine government was permitted to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Following the tariff increases, preliminary injunctions requesting a suspension of tariff increases were filed by customers, politicians and nongovernmental organizations that defend customers’ rights, which were granted by Argentine courts. The new gas tariff schedule was published on October 7, 2016 with an average increase of 200%. On October 11, 2016, the Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates. The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average). On March 10, 2017, a public hearing was held in order to discuss the increase in gas rates as of April 2017. On March 31, 2017, the new gas tariff scheme was published by the Macri administration with an average increase of 24% as of April 2017. As a consequence of these gradual increments, since the beginning of 2016 until April 2018 the electric power and gas rates for an average household in Buenos Aires has increased 1500% and 1200%, respectively.

•	Domestic Capital Markets: In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the Comisión Nacional de Valores, or CNV, to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. On November 13, 2017, the Macri Administration submitted to the Argentine congress a draft bill that aims to develop Argentina’s capital markets. The draft bill amends and updates the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Furthermore, the bill amends certain tax provisions, regulates relating to derivatives and promotes a financial inclusion program. On November 22, 2017, the draft bill was passed by the lower chamber of the Argentine congress and was sent to the Argentine senate. The senate approved the draft bill with changes and re-sent it to the lower chamber for approval. However, as of the date of this annual report, such bill has not yet been passed.

•	Corporate Criminal Liability Law: On November 8, 2017, Congress passed a law setting forth corporate criminal liability for criminal offences against public administration and transnational bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees or representatives and regulating compliance programs for legal entities in certain corruption cases. According to the Law, a company may be held liable if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control. Companies found liable under this Law may be subject to various sanctions, including, among others, fines ranging from 2 to 5 times the “undue” benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, the authorities may forfeit assets obtained through these illegal actions and the courts may order that the company fully or partially suspend its activities for up to 10 years or rule that the legal entity must be terminated when its main purpose or activity was to be used for illegal actions. Furthermore, the court ruling shall be published.

•	Tax Reform: Law No. 27,430 published in the Official Gazette and effective starting on December 29, 2017. The Law introduces important amendments to the Argentine tax system. Specifically, introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

•	Social Security Reform: On December 19, 2017, the Congress signed into law the Social Security reform. The law establishes that social security benefits will be updated quarterly in the months of March, June, September and December of each year. Additionally, the Law guarantees the payment of a financial supplement until reaching a pension provision equal to 82% of the Minimum Wage to the beneficiaries of the Universal Basic Benefit who prove 30 years of effective withholdings. Furthermore, Section 252 of the Labor Contract Law is modified and establishes that as soon as the employee reaches 70 years of age, the employer may request him/her to initiate retirement proceedings, having to maintain the employment relationship until he/she obtains the benefit and for a maximum period of one year. Notwithstanding, the employee may request the pension benefit prior to the completion of 70 years of age, in the case of women as of 60 years of age and in the case of men as of 65 years of age.

•	De-bureaucratization Reform: On January 10, 2018, the Argentine government issued Decree No. 27/2018 with the aim of curbing bureaucracy and simplifying administrative proceedings. The measures adopted by the Argentine Government through the decree seek to promote the dynamic and effective functioning of public administration. In general terms, the Government pursues to eliminate “regulatory barriers” and reduce the bureaucratic burdens for the development of each of the activities whose regulations are modified. Some of the most significant changes established are (i)Administrative Simplification and Lack of Bureaucracy Process in Insurance Matters; (ii) Amendments to Anti-Money Laundering and Terrorism Financing Regulations; (iii) Re-Shapes Patent and Trademark Practice; (iv) Regulations Applicable to Foreign Exchange Agencies and (v) Use of Electronic Means and Digital Signature.

In addition, in congressional elections held on October 22, 2017, Mr. Macri’s governing coalition obtained the largest percentage of votes. However, despite an increase in the number of coalition members in congress, the Macri administration continues to lack a majority in either chamber of the Argentine congress. Consequently, some or all of the proposed policies to the Argentine economy may not be implemented, which could adversely affect the economy and the investment environment and, in turn, on our business, results of operations and financial condition.

We have no control over the implementation of the reforms to the regulatory framework that governs our operations and cannot guarantee that these reforms will be implemented or, if implemented, that such implementation will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn, may have an adverse effect on our business, results of operations and financial condition.

This political uncertainty in respect of economic measures could lead to volatility in the market prices of securities of Argentine companies, and could have a negative impact in domestic consumer markets such as ours, which, in turn, could have a negative effect on our business, results of operations and financial condition.

If current levels of fiscal deficits are not reduced, the Argentine economy could be adversely affected, negatively impacting our business and results of operation.

In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the national government has had year-end fiscal deficits in approximately 90% of the years (47 years out of 53 years), resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit in two main ways: (i) by relying on external debt issuances, which has historically led to rapid increases in national debt levels; and (ii) by having the Argentine Central Bank, or BCRA, produce new currency notes, which has led to high inflation periods and, in certain cases, hyperinflation.

The Macri administration took office in December 2015 and inherited a rising fiscal deficit that reached 5.2% of GDP in 2015, 5.8% of GDP in 2016 and 6.0% of GDP in 2017. As opposed to Fernández de Kirchner, who financed the deficit by producing new currency, the Macri administration adopted a different financing strategy for the country’s fiscal deficit, favoring the issuance of new debt in the international debt markets to satisfy existing debt obligations. Although the Marci administration claims that it intends to reduce Argentina’s fiscal deficit, as of today, it is uncertain that the Macri administration will be successful in doing so because of existing social and political pressures.

Failing to reduce fiscal deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crisis, higher local vulnerability to international credit crisis or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition or results of operations.

If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins.

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions for long-term economic growth. In recent years, Argentina has experienced high inflation rates.

In the past, and particularly in the Fernández de Kirchner administration, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products by means of price support arrangements between the government and the private sector. These programs, however, did not address the structural causes for Argentina’s inflation and, consequently, failed to reduce inflation.

Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. Given INDEC’s recent institutional and methodological reforms, controversy has arisen regarding the reliability of the information that it produced since 2007, including inflation estimates. On January 7, 2016, the Macri administration declared a state of administrative emergency with respect to the national statistical system and INDEC, which lasted until December 31, 2016. Since the declaration of the state of emergency, the INDEC ceased publishing certain statistical data and resumed publication of the CPI on June 16, 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 39.3% at the end of fiscal 2016, an annual rate of 24.8% at the end of fiscal 2017, and a cumulated rate of 6.7% at the end of the first quarter of 2018.

In 2016, the government reported a primary fiscal deficit of 4.6% of GDP and in 2017 reported a primary fiscal deficit of 3.8% of GDP. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to grow at a rate higher than revenues. For example, public expenditures grew due to social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies provided to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect inflation rates and the government’s ability to access the long-term financial markets, which could, in turn, result in limited access to such markets by Argentine companies.

Inflation remains a challenge for Argentina and the Argentine government has announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and to reduce the Argentine government’s reliance on BCRA financing. If these measures fail to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy, while also leading to an increase in Argentina’s debt levels.

High inflate rates affect Argentina’s foreign competitiveness, increase social and economic inequality, negatively impacts employment, consumption and the level of economic activity, and undermines confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit.

Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs; it also enables a reduction in the purchasing power of the population, thus increasing the risk of a lower level of service consumption from our customers in Argentina, which could negatively impact our financial condition and results of operations. Inflation rates could continue to grow in the future, and there is uncertainty regarding the effects that any measures adopted by the government could have to control inflation.

If the Argentine peso qualifies as a currency of a hyperinflationary economy under IAS 29, our audited consolidated financial statements and other financial information may need to be restated.

IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an absolute rate at which hyperinflation is deemed to arise. However, it is common practice to consider there is hyperinflation where changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and we have determined that Argentina does not qualify as a hyperinflationary economy for any of the years included in our audited consolidated financial statements included elsewhere in this report.

In making our determination, we considered inflation’s decreasing trend, the absence of qualitative factors that may lead to a certain conclusion, and the anomalies detected in information about inflation published by INDEC in prior years (see “—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins”). We believe that our analysis and conclusion is consistent with that of most public entities in Argentina. We reassess inflation data periodically to determine whether this conclusion continues to be applicable.

However, certain macroeconomic variables that affect our business, such as payroll costs, input prices, borrowing and exchange rates, have experienced a significant changes, a circumstance that must be taken into account when evaluating and interpreting our results of operations and financial condition as reflected in our audited consolidated financial statements included elsewhere in this report. Although the current rate of inflation does not rise to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy. In such case, our audited consolidated financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact such a restatement would have on our business, results of operations and financial condition.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Argentina has a history of high volatility in its foreign exchange markets, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reduce real wages and jeopardize our business, which depends on domestic market demand.

After several years of moderate variations in the nominal exchange rate, the peso depreciated 32.6% and 31.2% in 2013 and 2014, respectively, with respect to the U.S. dollar. In 2015, the peso lost 51.3% of its value with respect to the U.S. dollar, including a 10.1% devaluation from January 1, 2015 to September 30, 2015 and a 38.1% devaluation during the last quarter of the year ended December 31, 2015. This devaluation occurred mainly in the period after December 16, 2015 and before fiscal year end, which was when the Macri administration eliminated exchange controls imposed by the prior administration. From January 1 2016 to December 31 2016, the peso lost approximately 22.6% of its value with respect to the U.S. dollar. From January 1, 2017 to December 31, 2017, the peso lost approximately 17.5% of its value with respect to the U.S. dollar and during the first quarter of 2018, the peso lost approximately 9.4% of its value with respect to the U.S. dollar.

From time to time, the BCRA may intervene in the official foreign exchange market in order to level off the value of the peso. Additional volatility, appreciation or depreciation of the peso, or reduction in the BCRA’s international reserves due to currency interventions could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial conditions and results of operations. Any further devaluation of the Argentine peso could have material adverse effects on the Argentine economy, which could have a material adverse effect on our results of operations and financial condition.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect our capital expenditure program, the consumption of services we provide to local costumers or our ability to meet our liabilities denominated in currencies other than the peso. Furthermore, our ability to transfer funds abroad and our ability to pay dividends to shareholders located abroad may be jeopardized if high exchange rate volatility and exchange controls are once again introduced in Argentina. Finally, we cannot predict whether the Argentine government will further modify its monetary, fiscal or exchange rate policy in the future.

Government measures, as well as pressure from labor unions, could require private companies to implement salary increases or provide workers with additional benefits, all of which could increase our operating costs.

In the past, the Argentine government has enacted laws and regulations requiring private companies to maintain certain wage levels and provide added benefits to their employees. Additionally, both public and private sector employers have been subject to strong pressure from the workforce and trade unions to grant salary increases and certain additional benefits.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity in Argentina is regulated by a specific collective bargaining agreement, or CBA, that groups companies together according to industry sector and trade union. Although the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union covering such commercial or industrial activity. In the cement industry, salaries are established on an annual basis through negotiations between the chambers that represent the cement producers and the cement industry employees’ trade union. The National Labor Ministry mediates between the parties and ultimately approves the annual salary increase to be applied in the cement industry. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the cement union and to whom the collective bargaining agreement applies.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increase or variable compensation scheme.

Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. In June 2017, the Ministry of Labor raised the minimum salary to Ps.10,000, effective in three tranches: Ps.8,860 as of July 2017, Ps.9,500 as of January 2018 and Ps.10,000 as of July 2018. Due to high levels of inflation, both public and private sector employers are experiencing significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 33.0% and 27.3% in registered private sector salaries in 2016 and 2017, respectively. High inflation rates could continue to increase demand for wage increases. In 2017, average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security.

In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us. Such added costs could adversely affect our business, financial condition and result of operations.

Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations.

After recovering from the 2001-2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced between 2003 and 2011 was sustainable. Economic growth was initially fueled by a significant devaluation of the peso, the availability of excess production capacity resulting from a long period of deep recession and high commodity prices. In spite of the growth following the 2001-2002 crisis, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, depreciation of the peso and a drop in consumer and investor confidence.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls. During 2013, 2014 and 2015, the government imposed price controls on certain goods and services to curb inflation. Starting in December 2015, the Macri administration has maintained certain price controls for necessary goods, such as foods, cleaning products and toiletries. Despite these and other measures, we cannot assure you that the Macri administration will successfully control inflation.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our services and adversely affect our business, financial condition and results of operations.

The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.

From 2011 and until President Macri assumed office, the Argentine government increased controls on the sale of foreign currencies and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the MULC by individuals and private-sector entities. In addition, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the unofficial peso to U.S. dollar exchange rate in such market differed substantially from the official peso to U.S. dollar exchange rate. See “Item 10.D Additional Information—Exchange Controls.”

In the past, the Argentine government also imposed informal restrictions, such as limitations on the ability of certain local companies and individuals to purchase foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened during 2012 through 2014 and the end of 2015. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Central Bank before executing any specific foreign exchange transaction.

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion (Ps.723.5 billion) as of November 1, 2011 to US$25.6 billion (Ps.332.9 billion) as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the MULC and to provide access to such markets to private sector companies such as us. The Macri administration announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several Argentine and foreign entities. Because of the measures taken the level of international reserves increased by US$12.7 billion to US$38.3 billion as of December 31, 2016 and by US$16.3 billion to US$55.1 billion as of December 31, 2017.

Since assuming office, the Macri administration gradually implemented a series of reforms related to the foreign exchange restrictions, including certain currency controls, which had been imposed under the Fernández de Kirchner administration, in order to provide greater flexibility and access to the MULC. On August 8, 2016 the Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. Effective as of July 1, 2017, pursuant to Communication “A” 6244, all regulations that restricted access to the MULC were repealed, leaving in place only the obligation to comply with a reporting regime and the transfer and sell in the MULC of the proceeds of the export of goods. Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created, pursuant to which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. All Argentine residents must comply with the reporting regime. Finally, pursuant to Communication “A” 6363 of the Central Bank, dated November 10, 2017, the obligation to transfer and sell in the MULC the proceeds of the export of goods was also lifted.

Notwithstanding the measures adopted by the Argentine government in the recent months, in the future the Argentine government could reinstate or impose further exchange controls, transfer restrictions or restrictions on the free movement of capital, and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of the ADSs.

The Argentine government’s ability to obtain financing from international markets may be limited, which may negatively impact our financial condition and our ability to grow.

The Argentine government’s ability to obtain financing from international markets has been limited:

•	The Argentina’s sovereign default in 2001 limited Argentina’s ability to access to international financing. Through exchange offers conducted between 2005 and 2010, Argentina restructured over 92% of the sovereign defaulted debt. However, holdout holders that declined to participate in the restructuring commenced litigation against Argentina. The Argentine government settled US$9.2 billion outstanding principal amount of the untendered debt held by some of these holdout holders in April 2016 with the proceeds from a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds. Although the size of the outstanding claims has decreased significantly, as of the date of this report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. However, after the settlement with the holdouts and offering Argentina regained access to the international capital markets.

•	Additionally, foreign shareholders of several Argentine companies, including those of our controlling shareholder, have filed claims with ICSID alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims.

•	In July 2017, in a split decision, an ICSID tribunal ruled that Argentina had breached the terms of a bilateral investment treaty with Spain, alleging the unlawful expropriation by the Federal Government of Aerolíneas Argentinas and affiliates (including Optar, Jet Paq, Austral, among others). The ICSID tribunal has fined Argentina for an approximate amount of US$328.8 million, awarding plaintiffs about 20% of the US$1.6 billion they had initially claimed.

Future access to debt and equity financings in international markets may be limited as litigation with holdout bondholders as well as ICSID and other claims against the Argentine government continues, which in turn could limit economic growth, adversely affecting our business, results of operations and financial condition.

The actions taken by the Argentine Government to reduce imports may affect our ability to purchase significant capital goods.

In 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers access to the foreign exchange market for the payment of such imported products and services. In 2012, the European Union, the United States of America and Japan filed claims with the World Trade Organization, or the WTO, against certain import-related requirements maintained by Argentina. On December 22, 2015, through Resolution No. 3,823, the Administración Federal de Ingresos Públicos, or AFIP, removed the import authorization system in place since 2012 denominated Affidavit Advance Import and replaced it with the new Comprehensive Import Monitoring System. Among other changes, local authorities must now reply to any request for approval within a ten-day period from the date in which the request is filed.

We cannot assure that the Argentine government will modify or maintain current export tax rates and import regulations. We cannot predict the impact that any changes may have on our results of operations and financial condition.

A decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could have a material adverse effect on our business and results of operations.

Argentina’s financial recovery from the 2001-2002 crisis occurred in large part due to price increases for the country’s commodity exports. High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government taxes on revenues from exports. The national reliance on revenues from exports of certain commodities has caused the Argentine economy to be more vulnerable to fluctuations in commodity prices.

Commodity prices, including the price of soy, have declined significantly during the last years due in large part to slower growth in China. A persistent decline in the prices of Argentina’s main commodity exports could have a negative impact on government revenues from taxes it collects on exports, which, in turn, could have a negative impact on the government’s ability to service its existing debt obligations. This, in turn, could generate recessionary or inflationary pressures, depending on the government’s reaction, which could adversely affect Argentina’s economy and, therefore, our results of operations and financial condition.

Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.

According to INDEC, Argentina has a structural current account deficit that reached US$30.8 billion in 2017, US$14.7 billion in 2016 and US$17.6 billion in 2015, representing 4.8%, 2.7% and 2.8% of GDP respectively. The current account deficit originates in the stagnation of exports of goods, which have only increased by 1.4%, taking into account the compounded average growth rate, CAGR, between 2015 and 2017; in contrast, imports of goods have been increasing at a much faster speed, reaching a CAGR of 5.8% in the same period. Additionally, in recent years, Argentina has experienced a tourism deficit, with the income generated by tourists coming into Argentina being smaller than the expenses of Argentine tourists travelling abroad. The tourism deficit reached approximately US$10.0 billion, US$8.2 billion and US$8.4 billion in 2017, 2016 and 2015, respectively. Finally, interest payments on Argentina’s foreign debt obligations amounted to approximately US$5.9 billion, US$3.7 billion and US$2.9 billion in 2017, 2016 and 2015, respectively.

The current account deficit was financed in recent years with external debt issuances in the international debt markets by the Macri administration. According to BCRA statistics, net external debt issued by Argentina consisted of approximately US$26.6 billion and US$25.5 billion in 2017 and 2016, respectively. In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets. This has contributed to offset the current account deficit and has allowed the BCRA to accumulate international reserves of US$16.3 billion and US$12.7 billion in 2017 and 2016, respectively.

Because foreign direct investment remains stagnant in Argentina, amounting to only US$2.3 billion, US$2.5 billion and US$1.3 billion in 2017, 2016 and 2015, respectively, it may become impossible for Argentina and its provinces to meet their debts obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the argentine peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest.

The events described above have already taken place in recent decades in Argentina, and although the actual administrations intends to address the situation, as of the date of this annual report, the impact that the measures taken by the Macri administration will have on the Argentine economy as a whole cannot be predicted. If a balance of payments crisis were to occur, a large depreciation of the Argentine peso against the U.S. dollar could adversely affect our ability to meet our foreign currency obligations. Furthermore, the negative effect such a crisis could have on the growth rates of the Argentine economy and its consumption patterns could have a material adverse effect on our business, financial condition and result of operations.

Government intervention may adversely affect Argentine economy, Argentine companies and, as a result, our business and results of operations.

The federal government has exercised substantial control over the Argentine economy.

The two administrations of President Fernández de Kirchner, who governed from 2007 through December 9, 2015, increased state intervention in the Argentine economy, including through expropriation and nationalization measures, price controls and pervasive exchange controls.

In 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad), or the FGS, to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social), or the ANSES. The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments that previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies, through the process of replacing the pension system, the ANSES is entitled to designate representatives of the Argentine government to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the executive branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, the representatives must immediately inform the Ministry of Economy of the agenda for each board of directors’ meeting and provide related documentation.

In April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A., or YPF, the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled approximately US$5.0 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which the Argentine government ratified pursuant to Law No. 26,932, settled the claim filed by Repsol with the ICSID.

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this annual report, the impact that these and any future measures taken by the current administration will have on the Argentine economy as a whole cannot be predicted. We believe that the effect of the planned reorganization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such measures may be disruptive to the economy and harm the Argentine economy and our business in particular.

Prior administrations took several steps to nationalize the concessions and utilities that were privatized during the 1990s. We cannot predict whether current or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies.

The matters described above could create uncertainties for some investors in public companies in Argentina, including us.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.

Weak, flat or negative economic growth in any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of payments and, consequently, economic growth.

The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis, including the impeachment of Brazil’s former president, Ms. Dilma Rousseff, the corruption allegations against Brazil’s current president, Mr. Michel Temer and the imprisonment of former president Mr. Luiz Inácio da Silva. The Brazilian economy contracted by 6.4% between 2014 and 2016, mainly due to a 7.4% decrease in household consumption and a 22.8% decrease in gross fixed capital formation. In 2017, the economy recovered at a very slow pace, as GDP increased by 1.9%. A further deterioration of economic conditions in Brazil may reduce demand for Argentine exports and create advantages for Brazilian imports. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.

“Contagion” effects may also affect the Argentine economy. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis in 2008.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles and over short-term evolution of commodity prices. If interest rates increase significantly in developed economies, including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth from Argentina’s trading partners could have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth. Any of these potential risks to the Argentine economy could have a material adverse effect on our business, financial condition and result of operations.

In a referendum on membership of the European Union held on June 23, 2016, the United Kingdom voted in favor of the British government taking the necessary action for the U.K. to leave the European Union (commonly known as “Brexit”). The British government has announced preliminary measures to be implemented in order to facilitate the U.K.’s exit from the European Union and has triggered the formal process to leave the European Union on March 29, 2017. The U.K.’s decision to leave the European Union has caused, and is anticipated to continue to cause, uncertainties and instability in the financial markets, which may affect us and the market value of our ordinary shares and the ADSs. These uncertainties could have a material adverse effect on our business, results of operations and financial condition.

Since Donald J. Trump took office in January 2017, the policies implemented by the Trump administration have tended to impose greater restrictions on free trade generally and immigration. Changes in social, political, regulatory and economic conditions in the United States, or in laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our business, results of operations and financial condition.

The Argentine banking system may be subject to instability, which may affect our operations.

The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. However, in more recent years, the Argentine banking system has shown a recovery in credit activity, driven by increases in loans and deposits. However, most of the deposit growth is in short-term deposits and the sources of medium- and long-term funding for financial institutions are currently limited. As of December 31, 2017, total deposits had increased by 24.3% over the prior year, while total loans increased by 49.1%, according to the Central Bank. In particular, mortgage loans experienced a high growth rate in 2017, rising at an annual rate of 106% year over year; also expanding rapidly were consumer loans, which increased 60% year over year, according to Central Bank. The average interest rate for fixed-term deposits of more than Ps.1,000,000 with maturities between 30 and 35 days paid by private banks in Argentina, as published by the Central Bank, averaged 20.64% during 2017 . Despite improvements in stability, we cannot be certain that another banking system crisis will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple Regulatory Authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

Despite the strong liquidity currently prevailing in the financial system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could continue limiting, the availability of international credit. The continued limitation of international credit could have a material adverse impact on our financial condition, results of operations and cash flows.

Risks Relating to Our Business and Industry

The cyclical nature of the cement industry may lead to decreases in our revenues and profit margin.

The cement industry is cyclical and sensitive to changes in supply and demand that are, in turn, affected by political and economic conditions in Argentina, Paraguay and elsewhere. This cyclicality may decrease our profit margin. In particular:

•	downturns in general business and economic activity may cause demand for our products to decline;

•	when demand falls, we may be under competitive pressure to lower our prices; and

•	if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or may materialize at levels lower than we predicted.

The prices we are able to obtain for cement depend in large part on prevailing market prices. Cement is subject to price fluctuations resulting from production capacity, inventories, the availability of substitutes and other factors relating to the market such as the level of activity in residential construction markets, and, in some cases, government intervention. If the price of cement were to decline significantly from current levels, it could have a material adverse effect on us and our profit margin.

We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.

The cement market in Argentina is competitive and is currently served by four principal groups which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market that a plant can serve because transportation costs are high, reducing profit margins. Historically, we have been the clear leader in Argentina and the only player with a relevant presence across all regions in the country. However, competition could intensify if other players decide to try to enter our market.

We may face increased competition if the other Argentine cement manufacturers, despite incremental freight costs, decide to increase their existing capabilities (whether greenfield or brownfield) in the manufacturing and/or distribution ends of the cement market. Certain of our local competitors have announced potential new discrete investments to increase their production capacity levels.

We also face the possibility of competition from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

We may not be able to maintain our market share if we cannot match our competitors’ prices or keep pace with the development of new products. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

Demand for our cement products is highly related to residential and commercial construction in Argentina and Paraguay and is dependent upon public infrastructure developments, which, in turn, is affected by economic conditions in those countries.

Cement consumption is highly correlated to construction levels. Demand for our cement products depends, in large part, on residential and commercial construction and infrastructure developments. Residential and commercial construction, in turn, is highly correlated to prevailing economic conditions in the country. An eventual decline in economic conditions would reduce household disposable income, cause a reduction in residential construction and potentially delay infrastructure projects, leading to a decrease in demand for cement. As a result, a deterioration in the economic conditions would have a material adverse effect on our financial performance. We cannot assure you that growth in Argentina’s and Paraguay’s GDP, or the contribution to GDP growth attributable to the construction and infrastructure sectors, will continue at the recent pace or at all.

A reduction in private or public construction projects in Argentina and/or Paraguay could have an adverse effect on our business, financial condition and results of operations.

Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

We cannot assure you that the Argentine and/or Paraguayan governments will execute the infrastructure plans as communicated. A reduction in public infrastructure spending in the markets in which operate or delay in the execution of these projects could have an adverse effect on the general growth of the economy and, therefore, could adversely affect our business, financial condition and results of operations.

Volatility and uncertainty in fuel prices and availability may affect our operating costs and competitive position, which could materially and adversely affect our results of operations, cash flows and financial condition.

All of the locomotives we operate are diesel-powered, and our fuel expenses are significant. If increases in fuel prices cannot be passed on to our customers through our tariffs, our operating margins could be materially and adversely affected.

Fuel prices have historically been volatile and may continue to be volatile in the future. Fuel prices are subject to a variety of factors that are beyond our control, including, but not limited to, consumer demand for, and the supply of, oil, processing, gathering and transportation availability, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions.

Changes in the cost or availability of raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.

We use certain raw materials in the production of cement, such as slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. In 2016, our cost of raw materials supplied by third parties as a percentage of our cement production costs was 15% and in 2017, was 16%. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Energy accounts for a significant portion of our total cement production costs, so higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.

We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2017, thermal energy cost and electricity cost represented 28.1% and 18.5% of our total cement production costs, respectively, and in 2016, thermal energy cost and electricity cost represented 26.5% and 19.3% of our total cement production costs, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies.

Electricity shortages have occurred in Argentina and Paraguay in the past and could occur again in the future, and there can be no assurance that power generation capacity will grow sufficiently to meet our demand. In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and could be required to ration supply in order to meet a national energy demand that exceeds the current generation capacity.

In addition, the 2001 economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In an attempt to address this situation, in January 2016, the Argentine Government carried out a tariff review of transportation and distribution for wholesale energy prices for all consumption in Argentina. Nevertheless, electricity generators may still not be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies from experiencing continued growth in their businesses and could lead to failures to provide electricity to customers; and we may not have access to the gas necessary to maintain our cement production processes.

Shortages, and government efforts to respond to or prevent shortages, may materially adversely impact the cost and supply of energy for our operations.

We may be materially adversely affected if our transportation, storage and distribution operations are interrupted or are more costly than anticipated.

Our operations are dependent upon the uninterrupted operation of transportation, storage and distribution of our cement products. Transportation, storage or distribution of our cement products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events;

•	strikes or other labor difficulties; and

•	other disruptions in means of transportation.

In addition, we rely on third-party services providers for the transportation of our products to our customers. Our ability to service our customers at reasonable costs depends, in many cases, upon our ability to negotiate reasonable terms with carriers, including trucking companies. To the extent that third-party carriers were to increase their rates, we may be forced to pay these higher rates before we are able to pass such increases onto our customers, if at all.

Any significant interruption at these facilities or an inability to transport our products to or from these facilities or to or from our customers for any reason would materially adversely affect us.

Our business strategies require substantial capital and long-term investments, which we may be unable to fund competitively.

Our business strategies to continue to expand our cement production capacity and distribution network will require substantial capital investments, which we may finance through additional debt and/or equity financing. However, adequate financing may not be available or, if available, may not be available on satisfactory terms, including as a result of adverse macroeconomic conditions. We may be unable to obtain sufficient additional capital in the future to fund our capital requirements and our business strategy at acceptable costs. If we are unable to access additional capital on terms that are acceptable to us, we may not be able to fully implement our business strategy, which may limit the future growth and development of our business. If our need for capital were to arise due to operating losses, these losses may make it more difficult for us to raise additional capital to fund our expansion projects.

The implementation of our growth strategies depends on certain factors that are beyond our control, including changes in the conditions of the markets in which we operate, actions taken by our competitors and laws and regulations in force in Argentina and Paraguay. Our failure to successfully implement any part of our strategy may have a material adverse impact on us.

Management’s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may continue to have negative working capital in the near future.

Our board of directors has the ultimate responsibility for liquidity risk management and has established an appropriate framework allowing our management to handle financing requirements for the short-, medium-and long-term.

Weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.

Delays in the construction of new cement facilities and the expansion of our existing facilities may materially adversely affect our operating results.

As part of our strategy to expand our production capacity and improve our competitiveness through greater economies of scale, we may construct new cement production facilities or expand existing ones. The construction or expansion of a cement production facility involves various risks. These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of a project or significantly increase its cost. Our ability to successfully complete any construction or expansion project on schedule also may be subject to financing and other risks.

Our financial condition and results of operations may be adversely affected if:

•	we are not able to complete any construction or expansion project on time or within budget;

•	our new or expanded facilities do not operate at their designed capacity or cost more to construct, expand or operate than we anticipated; and

•	we are unable to sell our additional production at attractive prices.

Governmental agencies or other authorities may adopt new laws or regulations that are more stringent than existing laws or regulations or may seek to more stringently interpret or enforce existing laws and regulations that would require us to expend additional funds on environmental or other regulatory compliance or delay or limit our ability to operate as we intend. In addition, these actions could increase the costs associated with the renewal of our existing licenses and permits or the cost of seeking new licenses or permits. We cannot assure you that these additional costs will not be material or that our existing permits will be renewed.

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. In the past, we have been subject to antitrust and tax proceedings or investigations (see “Item 8. Financial Information—Legal Proceedings—Antitrust Proceedings”). While we contest these matters vigorously and make insurance claims when appropriate, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business, financial condition and results of operations in the event of an unfavorable ruling.

Environmental, health and safety regulation may adversely affect our business.

The pollutants generated by cement producers are mainly dust and gas emissions from the use of fossil fuels. Our operations often involve the use, handling, disposal and discharge of hazardous materials into the environment and the use of natural resources. Most of our operations are subject to extensive environmental, health and safety regulations.

In Argentina, regulations regarding gas emissions and air quality are enacted at both the national and provincial levels. We are required to obtain permits and licenses from governmental authorities for many aspects of our operations, and we may be required to purchase and install expensive pollution control equipment or to make operational changes to limit the actual or potential environmental, health and safety impacts of our operations to the environment and our employees. The Province of Buenos Aires, where our principal plants are located, requires that all production facilities have an environmental compliance certificate issued by the relevant municipal authority, and similar certifications are required by relevant municipal authorities in the other provinces in which we operate. As part of these requirements, local environmental authorities ordinarily make information requests to each of our plants relating to their compliance with environmental laws and regulations and, in the ordinary course of our business, we collaborate with such national and provincial environmental authorities in the conduct of their regulatory activities.

If we were to violate these laws and regulations or the conditions of our permits and licenses, we may be subject to conditions may result in substantial fines or criminal sanctions, revocations of operating permits and licenses and possible closings of our facilities.

We could be subject to administrative and criminal sanctions, including warnings, fines and closure orders for our failure to comply with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances that we emit in connection with our operations. We also may be required to modify or retrofit our facilities at substantial cost in order to comply with waste disposal and emissions regulations. We are subject to inspection by environmental agencies in the various jurisdictions that we operate, which may impose fines, restrictions on our operations or other sanctions. In addition, we are subject to environmental laws that may require us to incur significant costs to mitigate any damage that a project may cause to the environment, which costs may adversely impact the viability or projected profitability of the projects that we intend to implement.

In addition, as a result of possible changes to environmental regulations, the amount and timing of our future environmental compliance expenditures may vary substantially from those we currently anticipate. Certain environmental laws impose liability on us for any and all consequences arising out of exposure to hazardous substances or other environmental damage. We cannot assure you that the costs we incur to comply with existing current and future environmental, health and safety laws, and liabilities that we may incur from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect us.

Compliance with mining regulations or the revocation of our authorizations, licenses and concessions could adversely affect our operations and profitability.

We engage in certain mining operations as part of our cement production processes. These activities are dependent on authorizations and concessions granted by the Argentine and Paraguayan governmental authorities or regulatory agencies. The extraction, mining and mineral processing activities are also subject to applicable laws and regulations, which change from time to time. Although we believe that we are in substantial compliance with applicable laws relating to these activities as well as the terms of our current authorizations and concessions, the effect of any future applicable regulatory changes regarding such matters on our mining activities or mining rights cannot presently be determined. In addition, if our authorizations and licenses are revoked, we may be unable to maintain or improve our cement production levels, which could adversely impact our results of operation and financial condition.

Our railway concession operates in a regulated environment, and measures taken by public authorities may impact our activities.

Our operations take place in a regulated environment. The Argentine federal government has the legal authority to regulate rail activities in the country (by means of the enactment of applicable laws and regulations). Therefore, actions taken by the public administration in general may affect the services rendered by us.

In May 20, 2015, during the previous Argentine administration, Law No. 27,132 was sanctioned. Law No. 27,132 provides for important changes in the regulatory framework of the railway system and empowered Argentina’s federal government to renegotiate and, if necessary, terminate concessions currently in force. The reforms contemplated in Law No. 27,132 have yet to be implemented. Accordingly, the process of renegotiating the current concessions has not begun.

Ferrosur Roca is currently working alongside with government authorities in order to develop a new system which further enhances the sector’s capacity; however, we cannot assure that the competent authorities of the federal government may issue changes to the current regulatory framework which could affect the terms of our concession and may adversely affect our results of operations.

The early termination of our railway concession may have a material adverse effect on our business.

Ferrosur Roca’s concession expires in 2023. The Argentine government may, upon our request (which must be presented at least five years prior to the expiration of the concession), choose to extend this term once for an additional 10 years (based on the fulfillment of obligations related to the concession, such as investments, maintenance and fines imposed, among others). Ferrosur Roca is obliged to invest the equivalent to 10.7% of its gross revenues every year.

On March 8, 2018, Ferrosur Roca duly filed before the Ministry of Transport a request for an extension of the term of validity of the concession for ten more years. As of the date of this report, the Ministry is analyzing such request.

Argentina’s railway concessions are subject to early termination in certain circumstances, including the competent authorities’ decision to reassume control of the service or to terminate the concession for breach of contract. Upon termination of a concession, the leased or operated assets must revert to the federal government. The amount of the compensation may not be sufficient to cover all the losses suffered by us as a result of such early termination. In addition, certain creditors may have priority with regards to such compensation.

We cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to their stated terms in the future. Any such action by the Argentine authorities would have a material adverse effect on our business, financial condition and results of operations.

Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.

Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the three-year period ended December 31, 2017. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers.

Our business is subject to a number of operational risks, which may adversely affect our business, financial condition and results of operations.

Our cement business is subject to several industry-specific operational risks, including accidents, natural disasters, labor disputes and equipment failures. Such occurrences could result in damage to our production facilities, and equipment and/or the injury or death of our employees and others involved in our production process. Moreover, such accidents or failures could lead to environmental damage, loss of resources or intermediate goods, delays or the interruption of production activities and monetary losses, as well as damage to our reputation. Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error or otherwise, will disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations.

Our rail transportation and handling of cargo also exposes us to risks of catastrophes, mechanical and electrical failures, collisions and loss of assets. Fires, explosions, fuel leaks and other flammable products as well as other environmental events, cargo loss or damage, railroad, cargo loading and unloading terminal, accidents, business interruptions due to political events as well as labor claims, strikes, adverse weather conditions and natural disasters, such as floods, may result in the loss of revenues, assumption of liabilities or cost increases. Moreover, our operations may be periodically affected by landslides and other natural disasters.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shut downs such that not all of our facilities are shut down at the same time, the unexpected shut down of any facility may nevertheless affect our business, financial condition and results of operations from one period to another. In addition, key equipment at our facilities, such as our mills and kilns, may deteriorate sooner than we currently estimate. Such deterioration of our assets may result in additional maintenance or capital expenditures, and could cause delays or the interruption of our production activities. If these assets do not generate the cash flows we expect, and we are not able to procure replacement assets in an economically feasible manner, our business, financial condition and results of operations may be materially and adversely affected.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods, and also face risks related to cyber security risks. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team. The loss of the services of some or all of our executive management could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.

The introduction of substitutes for cement in the markets in which we operate and the development of new construction techniques could have a material adverse effect on us.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction to substitute cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement and concrete. In addition, new construction techniques and modern materials may be introduced in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products and have a material adverse effect on us.

We are subject to restrictions due to our non-controlling interests in certain of our consolidated subsidiaries.

We conduct some of our business through subsidiaries. In some cases, other shareholders hold non-controlling interests in these subsidiaries. Non-controlling shareholders’ interests may not always be aligned with our interests and, among other things, could result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.

Our operations are to a certain extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on outage time. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyberattacks. Although we take actions to secure our systems and electronic information and also have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2017, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Ordinary Shares and the ADSs

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, among others:

•	actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

•	investor perceptions of our prospects or our industry;

•	operating performance of companies comparable to us and increased competition in our industry;

•	new laws or regulations or new interpretations of laws and regulations applicable to our business;

•	general economic trends in Argentina;

•	departures of management and key personnel;

•	catastrophic events, such as earthquakes and other natural disasters; and

•	developments and perceptions of risks in Argentina and in other countries.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2017, the ten largest Argentine companies in terms of market capitalization represented approximately 86% of the aggregate market capitalization of the Mercado de Valores de Buenos Aires S.A., or MERVAL, the predecessor market of BYMA. Accordingly, although you are entitled to withdraw the shares underlying the ADSs from the ADR facility, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Additional Information—Exchange Controls.”

Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs.

Argentine income tax law provides that the income resulting from the sale, exchange or other transfer of shares and other securities is subject to tax at a rate of 15% for Argentine resident individuals or 30% (25% as from 2020) for Argentine companies. Argentine residents are exempted from such tax in case of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV.

Income obtained by non-Argentine residents is subject to income tax rate of 15% of the net income or 13.5% of the gross income. In case of a sale or other transfer between two non-Argentine residents, the law provided that the buyer was in charge of the payment of the tax but did not provide any payment mechanism. On December 29, 2017 the Law No. 27,430, or the Tax Reform, established: (i) that the income tax derived from transactions occurred between September 2013 and December 29, 2017 will be borne by the buyer through international wire transfer as indicated in General AFIP Resolution 4227/2018; and (ii) that the income tax derived from transactions occurred from December 29, 2017 will be borne by the seller through its legal representative in Argentina, by means of the following two payment mechanisms: (a) if the seller has a legal representative in Argentina, then such representative will pay the tax through the tax authority’s webpage in the terms of General Resolution 3726; and (b) if the seller does not have a legal representative in Argentina, then the seller itself should pay the tax through an international wire transfer as indicated in General AFIP Resolution 4227/2018.

The Tax Reform also exempted non-Argentine residents from the payment of the income tax on the sales, exchanges or other transfers of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV. Also non-residents are exempt from the income tax deriving from the sale or other kind of disposition regarding ADSs which underlying security are shares issued by Argentine companies that comply with the requirements described above.

The holders of our ordinary shares and the ADSs are encouraged to consult with their tax advisers as to the particular Argentine income tax consequences of owning our ordinary shares and ADSs. See “Item 8. Financial Information—Dividends and Dividend Policy” and “Item 10.E Additional Information—Taxation—Material Argentine Tax Considerations.”

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

Since the beginning of December 2001, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the withdrawal of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the ADS holders based on approved audited financial statements no longer requires Central Bank approval, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. In particular, with respect to the proceeds of any sale of shares underlying the ADSs, as of the date of this annual report, the conversion from pesos into U.S. dollars and the remittance of such U.S. dollars abroad is not subject to prior Central Bank approval, provided that the foreign beneficiary is either a natural or legal person residing in or incorporated and established in jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency.” If such requirements are not met, prior Central Bank approval will be required. The United States is deemed a cooperator by the AFIP for the purposes of fiscal transparency.

Furthermore, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

The Argentine government could reinstate or impose new restrictive measures in the future. In such a case, the depositary for the ADSs may be prevented from converting pesos it receives in Argentina into U.S. dollars for the account of the ADS holders. If this conversion is not practicable, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in pesos in Argentina may be subject to restrictions.

Your voting rights with respect to the shares are limited.

Under Argentine General Companies Law and Resolution No. 687/2017 of the CNV, foreign companies or entities that own shares in an Argentine corporation (including the depositary) must be registered with the corresponding Argentine public registry of commerce, in order to exercise certain shareholder rights, including voting rights on the shares. These foreign companies must have a legal representative registered with the public registry of commerce or an agent duly appointed.

Holders may exercise voting rights with respect to the shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying shares, except if the depositary is a foreign entity and it is not registered with the public registry of commerce, which is not the case. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter and subject to legal limitations, provide to each ADS holder upon the terms of the deposit agreement:

•	the notice of such meeting;

•	voting instruction forms; and

•	a statement as to the manner in which instructions may be given by holders (including an express indication that such instructions may be deemed given upon the terms specified below).

To exercise their voting rights, ADS holders must then provide instructions to the depositary how to vote the shares underlying ADSs. Because of the additional procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of shares.

If we timely request the depositary to distribute voting materials to the ADS holders and the depositary does not receive timely voting instructions from an ADS holder on or before the date established by the depositary for such purpose, the depositary shall deem such ADS holder to have instructed the depositary to give a discretionary proxy to a person designated by our board of directors with respect to the deposited securities represented by the holder’s ADSs. The cutoff time for ADS holders to provide voting instructions to the depositary bank is typically up to two business days prior to the cut-off date to vote shares in Argentina so as to enable the depositary bank to tally the ADS voting instructions received from ADS holders and to provide the corresponding voting instructions at the share level in Argentina through the custodian of the shares represented by ADSs.

Except as described in this annual report, holders will not be able to exercise voting rights attaching to the ADSs directly, and foreign companies or entities holding shares directly (rather than ADSs) not duly registered with the corresponding public registry of commerce in Argentina, will not be able to exercise voting rights attaching to their shares.

Holders of ADSs who wish to propose matters or vote on any matters directly should cancel their ADSs and withdraw their underlying ordinary shares to attend and vote at the shareholders meetings.

If we do not file or maintain a registration statement and no exemption from the Securities Act registration is available, holders of ADSs may be unable to exercise preemptive rights with respect to our ordinary shares.

Under the Argentine General Companies Law, if we issue new shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of shares to maintain their existing ownership percentage, which is known as preemptive rights. In addition, our shareholders are entitled to the right to subscribe for the unsubscribed shares at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. We may not be able to offer our ordinary shares to holders of ADSs residing in the U.S., or U.S. holders, pursuant to preemptive rights granted to holders of our ordinary shares in connection with any future issuance of our ordinary shares unless a registration statement under the Securities Act is effective with respect to these shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our ordinary shares, and we cannot assure you that we will file or maintain any such registration statement. If we do not file and maintain a registration statement and there is no exemption from registration, the depositary for our ADSs, may attempt to sell the preemptive rights and provide holders of our ADSs with their pro rata share of the net proceeds from any such sale. However, these preemptive rights may expire if the depositary does not sell them on a timely basis, and holders of ADSs will not receive any benefit from such preemptive rights. Even if a registration statement were effective, we may decide to not extend any preemptive or subscription rights to U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of our ordinary shares and holders of ADSs. Furthermore, the equity interest of holders of shares or ADSs located in the United States may suffer dilution of their interest in us upon future capital increases.

We are entitled to amend and supplement the deposit agreement and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

We are entitled to amend and supplement the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any amendment or supplement that imposes or increases any fees or charges (other than charges in connection with foreign exchange regulations and taxes and other governmental charges, delivery and other expenses) or that otherwise materially prejudice any substantial rights of holders of ADSs will not become effective until the expiration of 30 days after notice of such amendment or supplement has been given to holders of outstanding ADSs. Any other amendments and supplements may be effective prior to the expiration of the 30-day period.

The substantial share ownership position of our controlling shareholder will limit your ability to influence corporate matters.

Our controlling shareholder beneficially owns approximately 51.04% of our outstanding ordinary shares as of the date of this annual report. As such, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•	the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•	whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

•	cause us to issue additional equity securities;

•	whether we limit the exercise of preemptive and accretion rights to holders of our ordinary shares in the event of a capital increase to the extent and terms permitted by the applicable law;

•	sales and dispositions of our assets; and

•	the amount of debt financing that we incur.

Furthermore, our controlling shareholder’s interests may conflict with your interests as a holder of ordinary shares or ADSs, and it may take actions that might be desirable to it but not to other shareholders and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. Also, our controlling shareholder may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. We cannot assure you that our controlling shareholder will act in a manner consistent with your interests.

Our status as a “foreign private issuer” and as a “controlled company” allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

The NYSE’s rules require domestic listed companies that are not “controlled companies” to have, among other requirements, a majority of their board of directors be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer,” we are permitted to, and we will, follow home country practice in lieu of the above requirements.

Argentine law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating/corporate governance committee. In addition, under the NYSE rules, a “controlled company” in which over 50% of the voting power is held by an individual, a group or another company is also not required to have a majority of its board of directors be independent directors and to have a compensation committee or a nominating/corporate governance committee, or to have such committees be composed entirely of independent directors.

We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. As a “controlled company,” we are eligible to, and, in the event we no longer qualify as a “foreign private issuer,” we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation and a nominating/corporate governance committee consisting entirely of independent directors. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements and our status as a “foreign private issuer” and a “controlled company” may adversely affect the trading price for our ADRs. For more information, see “Item 16G. Corporate Governance.”

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other publicly-listed companies that are not “emerging growth companies.” For so long as we remain an “emerging growth company,” we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we fail to be aware of and remedy any material weaknesses or significant deficiencies in our internal control over financial reporting. We have irrevocably elected not to avail ourselves of the election to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of completion of the offering on October 31, 2017. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the offering on October 31, 2017; (c) the date on which we have, during the previous three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, with at least US$700 million of equity securities held by non-affiliates. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ordinary share price may be more volatile.

Under Argentine corporate law, shareholder rights and obligations may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by the Argentine corporate law, as amended, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights or the rights of holders of our ordinary shares or ADSs under the Argentine corporate law to protect your or their interests relative to actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our ordinary shares and the ADSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Investors may not be able to effect service of process within the United States limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our executive officers, and a significant part of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us. In addition, the enforceability in Argentine courts of judgments of U.S. or non-Argentine courts with respect to matters arising under U.S. federal securities laws or other non-Argentine regulations will be subject to compliance with certain requirements under Argentine law, including the condition that any such judgment does not violate Argentine public policy (orden público).

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the purchase price of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine General Companies Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders. As a result, we cannot assure you that some shareholders may not be held liable for damages or other expenses under the Argentine General Companies Law.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Loma Negra Compañía Industrial Argentina Sociedad Anónima, is a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina. Its principal executive offices is located at Reconquista 1088, 7th Floor, Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires, Argentina, and the telephone number of the office is 54-11-4319-3048.

We were founded in 1926 by Mr. Alfredo Fortabat and began our cement production operations in 1929 in Olavarría, Province of Buenos Aires. In the 1950s, we expanded our production capacity at our Olavarría plant through a new kiln and, in addition, we inaugurated a new plant located in the town of Barker, Province of Buenos Aires. During the 1960s, we continued our expansion, adding to our production a plant in the Province of San Juan and in the 1970s the one of Zapala, in the Province of Neuquén. In the 1980s, we inaugurated a new plant located in El Alto.

In 1992, we acquired Cemento San Martín S.A., an Argentine company that owned a cement producing plant in Sierras Bayas. Also during that year, we diversified our business towards activities complementary to the production of cement. In this sense, we own other complimentary businesses, including Cofesur, which controls Ferrosur Roca S.A., a company that operates the Ferrosur Roca freight railway network under a concession granted by the Argentine government. With this acquisition we optimized the distribution network of our products in the Province of Buenos Aires, connecting plants and accelerating the constant flow of material and customer service. In 1995, we founded Recycomb S.A.U., a company designed to recycle industrial waste for its later use as fuel in cement kilns. Recycomb operates through a modern facility located in Cañuelas, Province of Buenos Aires.

In 1998, we acquired the concrete operations of several producers in the Greater Buenos Aires area and in the city of Rosario. These companies were merged into Loma Negra in 2010. We operate our concrete business under the Lomax brand, and we are the leading concrete company in the Greater Buenos Aires area and Rosario, being specialists in large construction projects as this segment includes a broad product line of specialty concretes.

At the beginning of the 2000s, we finished the construction of L’Amalí, located approximately five kilometers from our Olavarría plant, and LomaSer, located approximately 50 kilometers from the City of Buenos Aires. These two plants are connected through the Ferrosur Roca’s railway, being a complement of each other, aiming to better serve the Greater Buenos Aires area, Argentina’s most important cement consumption market.

In 2005, we became part of the InterCement Group. Since then, we have invested in several projects, which have allowed us to increase production and be more efficient and competitive in a demanding market context. In order to diversify our energy matrix, we invested in alternative fuels (petroleum coal-petcoke), which makes it possible to keep our kilns running throughout the year substituting natural gas.

In 2009, we acquired La Preferida de Olavarría S.A., or La Preferida de Olavarría, a quarry of stone crushing, thereby allowing us to enter into the construction market. In 2015, this company was merged into Loma Negra.

In 2006, the Loma Negra Foundation was created with a vision of community development and toward the self-sustainability of projects through partnerships with several local actors or other public or private institutions. The Loma Negra Foundation primarily invests in projects related to education, capacity-building, entry of young people into the labor market and inclusive productive business.

In 2012, we acquired 35% of Yguazú Cementos’ outstanding shares from Votorantim Cimentos. Additionally, in 2016, we acquired an additional 16% of the company’s outstanding shares from InterCement Brasil, achieving control and 51% of ownership in the Paraguayan cement company.

On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE and MERVAL.

B. Business Overview

We are the leading cement producer in Argentina. We believe that the economic recovery of Argentina represents one of the most attractive opportunities in global emerging markets today. Cement consumption is highly correlated to economic activity and we expect demand for cement to grow significantly within the next five years in Argentina. After two decades of capital scarcity across the industry, installed cement production capacity in the country is reaching its limit and we believe that Argentina will soon face a structural cement supply deficit. In 2017, cement consumption in Argentina increased 12%, according to AFCP.

We produce and distribute cement, masonry cement, aggregates, concrete and lime to wholesale distributors, concrete producers and industrial customers, among others. We held a market share of 45% in terms of sales volume in Argentina for the year ended December 31, 2017, according to management estimates.

Over our 90-year history we have built Argentina’s sole pan national, vertically-integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2017, our annual installed clinker and cement production capacities amounted to 5.2 million tons and 9.1 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for more than 100 years, based on our 2017 cement production levels.

We also own 51% of an integrated cement production plant in Paraguay, another key growth market in South America, through our subsidiary Yguazú Cementos S.A. We are one of two leading cement producers in Paraguay where we held a 44% market share in terms of sales volume for the year ended December 31, 2017, according to management estimates, with annual installed clinker and cement production capacities of 0.3 million tons and 0.8 million tons, respectively.

For the year ended December 31, 2017 and the year ended December 31, 2016, we had net revenue of Ps.15,286.5 million and Ps.9,874.4 million, respectively, and net profit of Ps.1,700.4 million and Ps.502.0 million, respectively. For the year ended December 31, 2017 and the year ended December 31, 2016, we also had Adjusted EBITDA of Ps.3,941.9 million and Ps.2,350.1 million, respectively, and our Adjusted EBITDA margin and net profit margin amounted to 25.8% and 11.1% and to 23.8% and 5.1%, respectively, in the same periods. Our net debt as of December 31, 2017 and December 31, 2016 was Ps.1,174.2 million and Ps.3,535.7 million, respectively.

Our Competitive Strengths

We believe the following competitive strengths consistently differentiate us from our competitors and contribute to our continued success:

Market leader in Argentina, uniquely positioned to capture increasing demand for cement

As the leading market player, we believe we are the best positioned company to benefit from the increase in cement consumption in Argentina. We are the leading cement producer in Argentina as measured by our 45% market share in cement sales volume for the year ended December 31, 2017, according to the AFCP. We hold a 50% market share in the Buenos Aires region, a region with the highest concentration of GDP and population in Argentina, and that in 2017 was the area with greatest local demand and responsible for approximately 42% of the country’s cement consumption.

We believe that our nationwide presence, production and distribution capabilities, our extensive limestone reserves as well as our recognized brand provide us with a competitive advantage to benefit from the expected growth dynamics in our markets in the near and medium term. We also believe that the relatively low cement consumption per capita in Argentina compared to other countries, the housing deficit, the positive macroeconomic outlook and the announced infrastructure investment plans will translate into growth opportunities in the construction sector driving incremental demand for cement, masonry cement, concrete, lime, aggregates and other building materials.

Our favorable market position in Argentina and critical scale represent a significant barrier to entry for new cement players. In addition, our limestone reserves are strategically located close to key markets and any new entrant would find it difficult to secure the sourcing of raw material in our main markets. As production capacity continues to exceed depressed demand in other parts of the world, we may in the future face the possibility of competition from the entry into our market of imported clinker or cement. However, we believe that cement companies in Argentina are relatively protected from imports since imported clinker or cement may have incremental costs, such as inland logistics, among others.

We are also the second largest cement producer in Paraguay as measured by our estimated market share of approximately 44% of total sales volumes in Paraguay for the year ended December 31, 2017. We believe that, from a lower base, the Paraguayan market will benefit from similar trends with potentially higher economic growth than in Argentina and that we are well positioned to take advantage of this growth opportunity as the sole privately owned cement producer in Paraguay, with the ability to serve the country’s key markets.

Unmatched brand recognition and long-term relationships with customers

We have consistently provided our customers with high-quality and value-added products and services since 1926. Throughout the years, we believe that we have developed superior brand recognition and a reputation for producing reliable and high-quality cement and concrete products.

We offer our customers a broad range of high-quality cement products and a diversified portfolio of heavy-building materials aimed at meeting their cement needs. We are the sole Argentine cement company with pan national coverage, as evidenced by our facilities located throughout the country. We believe that our cement can competitively reach areas covering the vast majority of the Argentine population. Our distribution system is aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires metropolitan area.

Loma Negra is our principal brand under which we sell branded bagged cement. As a result of being one of Argentina’s cement pioneers and because of our superior mix of quality, consistency and broad product offering, we believe that we are one of Argentina’s preferred choice of cement and that our clients view Loma Negra as synonymous with “cement.” The same applies to Lomax, our concrete brand. In Paraguay we sell cement through the Yguazú Cementos brand.

We undertake several marketing initiatives in Argentina and Paraguay that are focused on enhancing brand awareness, such as our new brand image campaign, the upgrades to the look and feel of our customers’ distribution centers and the launch of sports’ sponsorship events, reinforcing our position as the most recognized cement brand in Argentina. We are renowned for product quality, receiving top rankings in the Reporte Inmobiliario, an Argentine real estate and construction publication.

We sell our products to wholesale distributors, concrete producers as well as industrial customers. Over the years, we have thoughtfully built a network of small- and medium-sized client distributors throughout Argentina, on which we rely for almost two thirds of our sales, and which we cultivate through a wide range of client relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality.

In addition, we participate in the concrete market under our Lomax brand name and we also sell granitic aggregates through our plant La Preferida in Olavarría. We have entered into long-term exclusivity agreements with groups of local concrete producers and we also use our own concrete plants as a captive distribution channel for our cement business.

Strategically located cement facilities and limestone quarries with an extensive logistics and distribution network

We are the sole cement company with nationwide production and distribution capabilities in Argentina. Our operations are vertically integrated, allowing us to capture a greater portion of the cement value chain and eliminate dependence on third parties during our production and distribution processes. We source our own limestone, fully own our cement and concrete plants, and operate an extensive and highly efficient logistics and distribution network, including a railway concession in Argentina. We believe that the strategic location of most of our facilities allows us to be in close proximity to our customers, our limestone quarries, energy supply sources (such as natural gas pipelines), and other suppliers, thus enhancing time to market, increasing operating efficiencies and reducing operating costs.

Our L’Amalí plant, located in the Province of Buenos Aires and connected to the Ferrosur Roca freight railway, has an annual installed production capacity of approximately 1.8 million tons of clinker and approximately 2.2 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant, which became operational in August 2001, uses natural gas and solid fuels, together with alternative fuels from Recycomb. The L’Amalí plant produces cement in bulk. It also produces base cement that is used by LomaSer as a raw material for its cement production and clinker that is used by our other cement plants.

We own extensive limestone quarries that are strategically located adjacent, or in close proximity, to our integrated plants, reducing the need to transport limestone over large distances and decreasing our operating costs. We estimate that as of December 31, 2017, our quarries contain approximately 410 million tons of proven limestone reserves and approximately 431 million tons of probable limestone reserves, based on estimates that assume certain factors that are beyond our control. From the open-pit quarries we operate we can extract limestone efficiently, due to the general proximity of our limestone reserves to the surface and the overall high quality of the limestone in the mines. We believe our strategically located limestone quarries and reserves represent a significant competitive advantage relative to our competitors and potential new market entrants, whom we expect would face difficulties when it comes to not only securing new commercially viable limestone reserves, but also the licenses and permits that would be necessary to operate these quarries.

Our LomaSer plant, a blending, distribution and logistics facility located in the Province of Buenos Aires, provides us with a unique ability to rapidly and efficiently supply our complete range of cement products to the Greater Buenos Aires metropolitan area, Argentina’s primary cement consumption market. LomaSer also enables us to rebalance and optimize the utilization rates of our other plants in the region, receiving base cement, filler and slag from the L’Amalí, Barker and Ramallo plants, storing these materials in a multi-cell silo, and then feeding a mixer with an annual installed cement production capacity of approximately 2.2 million tons.

Our freight railway network, with approximately 3,100 km of railroads in four provinces of Argentina, links five of our production facilities (Olavarría, Barker, Ramallo, Zapala and L’Amalí) with our LomaSer, Solá and Bullrich distribution centers that are located near major consumption centers, such as the Greater Buenos Aires metropolitan area. We believe that the connection of our plants and distribution centers located close to the major cement consumption centers allows us to significantly reduce freight cost, optimize time to market and further improve our competitive position. Our Ferrosur Roca concession expires in 2023 and we duly filed a request to extend it with the Argentine government for an additional term of 10 years; however, the Argentine federal government may issue changes to the current regulatory framework which could affect the terms of our concession. Rail transportation can be a more cost-effective, efficient and environmentally friendly method of transport compared to transportation by truck, as it lowers fuel consumption, helps to reduce traffic on roads (one train equals 75 trucks) and emits less CO2 (a train emits almost 80% less CO2 than a truck).

Industry leading technical expertise and constant focus on operational efficiency and cost management

We have developed significant technical expertise and best operating practice through our long-standing track record in the cement sector and our integration into the InterCement Group. We have historically aimed to reduce our operating costs and enhance our operating standards, thereby improving our profitability and key performance indicators in all of our operations, such as addition coefficient, power and heat consumption and kiln and mill efficiency. We have implemented several programs in order to achieve these results, including the use of the InterCement Management System, or IMS, our Performance Programs, and the increased use of co-processing.

InterCement Management System. We benefit from our integration into the InterCement Group, one of the largest cement companies in the world, with presence in 8 countries, 40 cement production facilities and more than 48 million tons of annual installed cement production capacity, as of December 31, 2017. As part of the benefits from being part of the InterCement Group, we use the IMS management model, which helps us improve results at both strategic and operational levels across all of our business units. Under the IMS model, we endeavor to increase sales, reduce costs, provide innovative solutions, improve processes, and monitor goals.

Performance Programs. We believe that our operations are very efficient, as compared with other companies using similar technology. We have developed performance operational programs, or Performance Programs, focused on generating consistent operating cost reduction practices, ability to respond in a timely manner to market changes and high operating standards, which have driven our ability to maintain our profitability levels even under challenging market conditions. These efforts have allowed us to improve some of our key performance indicators in a sustainable way, for instance by increasing the efficiency of our kilns and mills, reducing our clinker ratio from 72.1% to 69.5% and decreasing our thermal power consumption from 640 kcal/kg to 617 kcal/kg, both between 2014 and 2017. Additionally, the large scale of our operations provides us with competitive advantages, notably cost-efficiencies and integrated logistics.

Our engineering team has developed extensive expertise in the technology related to cement production, the construction of state-of-the-art cement facilities and the management and improvement of cement production processes. Over the past years, we have upgraded certain of our primary production plants, which have allowed us not only to improve our performance, but also to reduce our operating costs and expand our product line. This expertise has also contributed to our delivery of operating results that we believe are above industry averages, by allowing us to deploy fewer resources on maintenance while increasing the reliability and availability of our facilities. We also entered into a license agreement with the InterCement Group on an arms’ length basis for the transfer of technology and technical know-how in order to implement efficiencies in our operational structure, such as production capacity expansions, reduction of fuel consumption and other product and service improvements.

We believe that our approach to thermal and electrical energy management also distinguishes our operations. Given the energy-intensive nature of our industry, the efficient consumption of energy is an important competitive advantage. We try to maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as natural gas and petcoke. In addition to using the energy-efficient dry production process in all of our cement facilities, we have programs in place to reduce the consumption and cost of fuel in the plants in which we operate. In 2016, we signed a 20-year contract with Genneia S.A. to enhance the use of green energy in a cost-efficient manner and ensure compliance with the obligation to use renewable energy sources for industrial users commencing in 2018, in compliance with the obligations imposed by Laws Nos. 26,190 and 27,191, and related regulations.

Co-Processing. Most of our facilities are designed to use multiple sources of thermal energy and we are focused on increasing alternative energy sources in order to maximize operational efficiency and reinforce our commitment to sustainability. We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs.

Corporate culture oriented towards operational excellence and superior results

We have consistently delivered net revenue and Adjusted EBITDA growth since 2005 and expect this trend to accelerate in the coming years. We believe we have been one of the most profitable cement companies in Argentina and Paraguay in the past three years, as measured by our EBITDA margin. Our healthy cash flow generation has supported our disciplined investments in growth and sustainable initiatives.

Argentina. Since 2005 through December 31, 2017, our cement sales volume in Argentina has grown consistently, from 3.3 million tons in 2005 to 5.5 million tons in 2017, resulting in a compounded annual growth rate of 4.2%, while maintaining attractive margins and cash flow generation. We achieved this result over a period that included years of adverse macroeconomic conditions. We believe our business has great operating leverage and will outperform other businesses during the expected recovery of the Argentine economy.

Paraguay. Our execution and management capabilities, together with our systematic investments jointly drove a significant ramp-up of our operations in Paraguay, leading to a compounded annual growth rate for cement sales volume in Paraguay of 23.7% from 2011, when we began the construction of our Yguazú cement plant, through 2017. We believe our experience in Paraguay shows our ability to identify market opportunities, build new cement production facilities and make them fully operational and profitable in a short period of time.

Highly experienced and professional management team with a successful track record of value creation

Our management team, with an average of more than 20 years of experience in the cement industry in Argentina and Paraguay, has technical and local market expertise that has contributed to our growth over the past few years. We believe we have developed a strong professional business culture and a team of highly qualified executives. We also have a well-regarded and experienced board of directors, which includes independent directors.

Our controlling shareholder, the InterCement Group, has a deep knowledge of the cement industry resulting from its global leading position and is deeply committed to its investments in Argentina and Paraguay. We believe that InterCement Group’s sponsorship gives us a competitive advantage, due to its continuing support and sharing of its global know-how.

We are committed to sustainable development of our business and the quality of life of the communities in the regions where we operate. We believe that our corporate sustainability policy aims to provide long-term value to our shareholders, while also taking into account the economic, social and environmental dimensions of our business.

Our Strategy

Our goal is to capture the unique growth opportunity resulting from the expected Argentine economic recovery and continue benefiting from the growth path in Paraguay, while further enhancing efficiencies and our profitability. The key elements of our business are outlined below:

Leverage our market position to capture the expected increase in demand for cement in Argentina

We intend to take advantage of our differentiated market position in Argentina and further improve our market position to consistently capture the increasing cement demand anticipated as a consequence of the expected recovery of the Argentine economy. In effect, as the leader in the Buenos Aires region, we are participating in most of the major construction and infrastructure public projects that have commenced in 2017 in the Province of Buenos Aires, supplying their respective cement and concrete needs. We expect to continue to pursue organic growth on the basis of our value proposition to customers and recent investments in maintenance and new facilities.

Our expectations with respect to the recovery of the Argentine economy depend on numerous factors that are beyond our control, such as, political and economic instability, inflation and fluctuation in the value of the peso, among others. Though we have started to see strong improvements in expectations and key macroeconomic indicators, we cannot accurately foresee the evolution of these variables.

Continue to invest into the expansion and further modernization of our production capacity

We are increasing the annual installed capacity of our L’Amalí plant from 2.2 million tons to 4.9 million tons by the beginning of 2020. We expect that this expansion will allow us to meet the anticipated increase in cement demand in the upcoming years in Argentina, while we also expect this project to further streamline operations at L’Amalí, thereby reducing operating costs. In addition, this new line will utilize the same current quarry as our L’Amalí plant.

While we are confident on our and our suppliers’ construction capabilities, our ability to successfully complete the expansion project on schedule is subject to engineering, construction, and regulatory risks. Our L’Amalí plant is strategically located in the Province of Buenos Aires, close to our largest limestone reserves, and is connected to the Ferrosur Roca freight railway. We believe this expansion will allow us to better serve a region of Argentina that was responsible for approximately 42% of the country’s cement consumption in 2017, according to AFCP. Once the expansion is completed, we estimate that L’Amalí will be the largest and most efficient cement plant in Argentina and one of the largest in Latin America based on installed capacity.

We constantly evaluate our production and distribution costs and develop new cost-reduction strategies, including shifting production between facilities that have different production costs in order to optimize production levels as a result of eventual changes in demand.

Furthermore, we are continuously analyzing additional modernization and expansion projects. Some of the projects we have analyzed include a kiln expansion at the Catamarca plant; a brownfield in Barker, Province of Buenos Aires; a second line in Paraguay; a new plant in the Province of San Juan; and the installation of a new mill in Ramallo, Province of Buenos Aires. Our management has spent considerable time evaluating these investment projects. If and when executed, these investment projects could further increase our production capacity within two to three years after we begin their implementation, which we believe would allow us to meet incremental demand, supply growing markets more efficiently, if needed, and further improve our profitability.

Our business strategy to continue to expand our cement production capacity and distribution network will require capital investments, which we may finance through our own generated free cash flow or additional financing. The successful implementation of our business strategy may depend on access to capital on terms that are acceptable to us.

Continue to drive commercial strategy around enhancing our commercial relationships, distribution network, brand as well as price positioning

We attempt to continue to use our distribution and logistics network to improve service and prompt delivery to our customers, ultimately strengthening our relationships with end-users of our products.

We continuously seek to enhance and consolidate the strength of our brand in the markets where we operate. For example, we have developed a wide range of client relationship programs aimed at improving loyalty, including training programs designed for top-level managers and owners of our principal clients and technical assistance support to our clients, which include technical visits, workshops, seminars and other client interactions.

Our pricing strategy follows local supply and demand dynamics and we expect the Argentine market to move into a supply deficit situation over the next decade. However, demand for our cement products depends, in large part, on construction levels and infrastructure developments, which are in turn highly correlated to prevailing economic conditions in the country.

Since our inception, we have developed and expanded our product portfolio, tailoring different mixtures and product lines for a wide variety of uses and client needs. We provide our clients with customized construction solutions with superior quality, reliability and uniform performance. We believe that, by educating retailers and end-consumers on our products’ attributes, we have been successful in building demand and realizing higher margins for our differentiated product offering.

Continue to improve operational efficiency, enhance the use of alternative energy sources and remain at the forefront of competitiveness and innovation

Our modernization efforts are designed to improve key performance indicators, such as kiln efficiency, mill reliability, clinker factor, energy use, utilization of alternative fuels and, ultimately, our emission levels. As an example, we have a number of projects in place to continue reducing our clinker to cement ratio, which is mainly achieved by substituting clinker with other materials such as slag or pozzolana, and results in higher product yield in a more environmental responsible manner with a lower cost of production. Similarly, in our concrete segment we have also developed the use of high performance products, allowing us to reduce the environmental impact of our products.

We have expanded the use of co-processing in our operations and we intend to use co-processing as our main alternative energy source. Co-processing utilizes agricultural, urban and industrial waste as a source of energy. The replacement of fossil fuels and raw materials with waste provides us with a dual advantage: (1) it allows us to replace non-renewable natural resources in our production process at a reduced cost; and (2) it presents a recognized benefit by disposing of waste that otherwise would have been deemed to be harmful and of environmental concern. We have implemented the highest industry standards and technology in developing our co-processing operations to ensure safety and efficiency. We co-processed 77,570 tons of waste in 2016, preserving more than 15,750 tons of natural resources (coke equivalent) and attaining a thermal substitution rate of 3.7%. We co-processed 57,900 tons of waste in 2017, preserving more than 13,500 tons of natural resources (coke equivalent) and attaining a thermal substitution rate of 3.2%. Such initiative should reduce the cost of using coal, petcoke, gas and other fuels and will act as a natural hedge against fossil fuel price volatility. We expect co-processing to incrementally have a direct effect on costs and margins, enabling us to expand further our profitability indexes.

Our use of co-processing as a substitute for fossil fuels, together with our incremental use of green energy, are expected to further reduce our thermal energy and electricity costs, which together comprise the main drivers of our cost structure, contributing 22.5% of our total cost of sales in 2017 and 26.6% and 24.9% in 2016 and 2015, respectively.

Furthermore, we plan to continue investing in innovation and sustainable development in order to strengthen our commitment to the environment and position ourselves to comply with future environmental regulations.

In addition, we believe that the ongoing economic recovery in Argentina could provide opportunities to further reduce costs. For example, electricity costs shall be reduced if new power generators come online or if new natural gas producers enter the market.

Our Products

We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. Both in 2016 and 2017, cement represented approximately 85% of our shipments.

In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 67% of our sales in 2016 and 62% in 2017.

As a result of the infrastructure investment plan announced by the Argentine government, the proportion of bulk sales has increased in 2017. We believe this trend will continue for the next few years and we have a specific portfolio of products to attend the expected increase in bulk sales. Depending on our clients’ needs, we can offer an integrated solution (cement or concrete facility, technical and operational expertise) to clients purchasing in bulk.

Cement

Through our brand name and our San Martín brand, a well-known brand for Portland cement and compound cement, we produce 8 different types of cement in bags and 11 types of cement in bulk. Our cement products meet all requirements and quality standards as outlined in the following Standard Specifications of the Instituto Argentino de Normalización y Certificación, or the IRAM Institute: IRAM-50000:2010 and IRAM-50001:2000. These specifications were constructed based upon the European Cement Standards. The IRAM Institute is a member of the International Standard Organization, or the ISO.

Masonry Cement

As part of our continued diversification of our product line, we entered the masonry cement market in 1973. Our masonry cement brand Plasticor is well-known in Argentina. In the masonry cement market we believe we are market leaders, followed by Hidralit of Cementos Avellaneda S.A., in a market that represents approximately 1 million tons per year.

Lime

We produce two different types of lime: (1) hydraulics, under the brands Cacique Plus and Cacique Max; and (2) industrial, under our brand Loma Negra Plus. These products are generally used for generic masonry, underpinning, interior and exterior plaster, interior and exterior subfloors and soil stabilization. The mixing process includes, cement, sand and lime.

The oldest and most traditional use of lime has been in mortar and plaster, because of its superior plasticity and workability. There are other applications of lime in construction. The dominant construction-related use of lime is soil stabilization for roads, building foundations and earthen dams. Lime is added to low quality soils to produce a usable base and sub base. Hydrated lime has long been acknowledged to be a superior anti-stripping addition for asphalt pavements. It also helps resist rutting and fracture growth at low temperatures, reduce age hardening and improve the moisture resistance and durability.

Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 60% of the aggregates consumed by Lomax in their concrete production operations, as of 2017.

Lomax offers a highly recognized set of solutions to our clients, including quality control, in-place facilities and logistics solutions, among other features, which can be customized to our customer’s needs. Lomax concentrates its operations on the segments in which it can assert its differential attributes: focus on quality, operational and logistic capacity and development of customized solutions.

Production Process

Cement Production

We produce cement in a closely controlled chemical process. All our plants use the dry cement production process, incorporating state of the art technology. Below we set forth the standard phases of the cement production process, which consists of the following main stages: extraction and transportation of limestone from the quarry; grinding and homogenization to make the raw meal of consistent quality; clinkerization; cement grinding; storage in silos; and packaging, loading and distribution.

1. Mining

The extraction process of the principal raw materials (limestone and clay). Naturally occurring calcareous deposits such as limestone, marl or chalk provide calcium carbonate and are extracted from quarries, often located close to the cement plant. In the pre-operational phase, the extraction process begins with mining research and probing to identify the quality and quantity of limestone ore. Once economic feasibility is established, we begin planning the mining work to define final digging configuration as well as the size of the fleet of vehicles and equipment needed for the operation. In the operational phase, the blocs are marked and the holes are made by punch presses. The holes are then loaded with explosives and detonated to obtain fragmented material, which is then transported to the crushing system to reduce the granulation level. Clay extraction does not normally require explosives.

2. Transportation

Limestone is loaded by large blades on dump trucks, and carried to the crushing plant.

3. Primary crushing

The primary crusher converts the rocks into small stones.

4. Pre-homogenization of the limestone and clay

Approximately 90% of the limestone is stored in a park, where the first homogenization of the chemical composition of the stone is achieved. At the crusher, the limestone rocks are reduced to fragments measuring approximately 10 centimeters. This crushed limestone is then transported to the cement plant by truck or conveyor belt. Clay is also transported by truck to the plants. At the clinker plant, crushed limestone is blended by reducing the variations in chemical properties in order to obtain a homogenized mixture of limestone and clay.

5. Grinding and homogenization (“raw meal” production)

The crushed pieces are then milled together to produce a powder called “raw meal.” Subsequently, the raw meal is sent to a blending silo and then to a storage silo from where it is fed into the pre-heater.

6. Burning of raw meal to produce clinker (“clinkerization”)

A pre-heater is a series of vertical cyclones through which the raw meal is passed. In these cyclones, thermal energy is recovered from the hot flue gases and the raw meal is preheated before it enters the kiln, so the necessary chemical reactions occur faster and more efficiently. Calcination is the decomposition of limestone to lime. Part of the reaction takes place in the “pre-calciner” and part in the kiln. Here, the chemical decomposition of limestone typically emits 65% of total emissions. The pre-calcined meal then enters the kiln. Fuel is fired directly into the kiln to reach temperatures of up to 1,450 degrees Celsius. The intense heat causes chemical and physical reactions that partially melt the meal to form a mixture of calcium silicates and other silicates, which is called “clinker.”

7. Cooling and final milling of clinker to produce cement

From the kiln, the hot clinker falls onto a grate cooler where it is cooled to a temperature of approximately 200 degrees Celsius by incoming combustion air. A typical cement plant will have clinker storage between clinker production and grinding. Traditionally, ball mills have been used for grinding, although more efficient technologies like roller presses and vertical mills are used in many modern plants today. In this form, cement reacts as a binding agent that, when mixed with water, sand, stone and other aggregates, is transformed into concrete or mortar.

8. Storing in the cement silo

The final product is homogenized and stored in cement silos and dispatched from there to either a packing station (for bagged cement) or to a silo truck. Most of our product is sold in paper bags, which are generated through an industry standard automatic bagging process.

9. Cement dispatch

Cement is dispatched in bulk or in paper bags sacked on pallets.

The chart below illustrates the different phases of our cement production process, as numbered above:

To ensure an efficient production process, our plants use monitoring and control tools, including: (1) automated controls using specialized software for the operation and monitoring of the cement production process; (2) measuring and testing equipment that offer metrological reliability; and (3) SAP system support for management of production planning and maintenance.

Concrete Production

Concrete is produced either in concrete plants and transported directly to construction sites as concrete in trucks or produced at the construction sites. In the concrete industry, it is crucial to have a close network of concrete plants to meet customers’ delivery needs.

The Concrete production process is a question of minutes. Cement mixed with water enters the hydrate phase. After a short period, a chemical reaction hardens the concrete into a permanent form of artificial stone. Tensile strength, resistance to pressure, durability, setting times, ease of placing, and workability under various weather and construction conditions characterize this building material.

Lime Production

1. Mining, crushing and homogenization of the limestone

The extraction process of the principal raw material: limestone. See “—Cement Production.”

2. Burning of limestone to produce quicklime (“calcination”)

The limestone then enters the kiln. Fuel is fired directly into the kiln to reach temperatures of up to 1,150 degrees Celsius. The intense heat causes physical reactions that partially transform limestone into quicklime.

While there are multiple kiln types in use, we have a rotary kiln in our plants. A rotary kiln consists of a rotating cylinder that sits horizontal. Limestone is fed into the upper or “back end” of the kiln, while fuel and combustion air are fired into the lower or “front end” of the kiln. Limestone is heated as it moves down the kiln toward the lower end. As the preheated limestone moves through the kiln, it is “calcined” into lime to reach temperatures of up to 1,200 Celsius degrees. The lime is discharged from the kiln into a cooler where it is used to preheat the combustion air. Lime can either be sold as is or crushed to make hydrated lime.

3. Cooling and storing of quicklime

From the kiln, the hot lime falls onto a grate cooler where it is cooled to a temperature of approximately 200 degrees Celsius by incoming combustion air. A typical lime plant will have clinker storage between quicklime production and hydration and classification plant.

4. Hydration and classification plant to produce hydrated lime

Quicklime can be processed into hydrated lime by crushing the quicklime, adding water to the crushed lime (water accounts for approximately 1% of raw hydrate), and then classifying the hydrated lime to ensure it meets customer specifications before it is transported.

5. Storing in the lime silo and dispatch

The final product is homogenized and stored in lime silos and dispatched from there to either a packing station (for bagged hydrated lime) or to a silo truck. Most of our product is sold in paper bags, which are generated through an industry standard automatic bagging process.

Masonry Cement Production

The production of masonry cement is similar to the cement production, see “—Cement Production.” However, the blending and final milling of the clinker processes vary in the production of masonry cement.

1. Blending

Masonry cement consists of a mixture of clinker, gypsum and plasticizing materials (such as limestone), together with other additions introduced to enhance one or more properties of the cement, such as: setting time, workability, water retention, and durability. We prepared our additions for masonry cement at our Olavarría plant.

2. Final milling of clinker to produce masonry cement

Ball mills are used for grinding. In this form, masonry cement is designed to be mixed with sand and water to produce a masonry mortar. Masonry mortar is specially formulated and manufactured for use in brick, block, and stone masonry construction. Masonry cements are also used to produce stucco.

3. Storing in the cement silos

The final product is homogenized and stored in cement silos and dispatched from there to either a packing station (for bagged masonry cement) or to a silo truck. Most of our product is sold in paper bags, which are generated through an industry standard automatic bagging process.

Capacity and Volumes

In 2016, our sales volume reached 6.4 million tons of cement, masonry and lime, and in 2017, it reached 7.0 million tons. We had a cement installed capacity of 9.9 million tons annually (including Yguazú Cementos’ sales volume and installed cement capacity), a concrete installed capacity of 1.2 million m3, an aggregates installed capacity of 1.2 million tons annually and a lime installed capacity of 0.4 million tons annually. Annual installed capacity is based on a 365-day production per annum.

The following table sets forth certain data related to our operations in Argentina and Paraguay for the periods indicated.

	As of and for the Year Ended December 31,
	2017(1)	2016	2015
Operating data (million tons annually):(2)
Installed cement capacity
Argentina	9.1	9.1	9.1
Paraguay	0.8	0.8	—

Total installed cement capacity	9.9	9.9	9.1
Installed clinker capacity
Argentina	5.2	5.2	5.2
Paraguay	0.3	0.3	—

Total installed clinker capacity	5.5	5.5	5.2
Installed concrete capacity in Argentina (in m3)	1.2	0.8	0.8
Installed aggregates capacity in Argentina	1.2	1.2	1.2
Installed lime capacity in Argentina	0.4	0.4	0.4
Production volume (millions of tons):
Cement, masonry and lime
Argentina	6.4	5.9	6.6
Paraguay	0.6	0.5	—

Cement, masonry and lime total	7.0	6.4	6.6
Clinker
Argentina	3.9	3.9	4.1
Paraguay	0.4	0.3	—

Clinker total	4.2	4.2	4.1

(1)	On December 22, 2016, we acquired 16.0% of the capital stock of Yguazú Cementos. Following such acquisition, we own 51.0% of the outstanding capital stock of Yguazú Cementos. As a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, we recorded the results of operations of our subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in our consolidated statement of profit or loss and other comprehensive income and cash flow statement for the years ended December 31, 2016 and 2015 (see note 16 to our audited consolidated financial statements).
(2)	Annual installed capacity is based on a 365-day production per annum.

The table below sets forth the name, location and annual clinker and cement production at each of our nine cement plants as of December 31, 2017:

Name	Location	Annual Production of Clinker	Annual Production of Cement
		(in millions of tons)
Argentina:
Barker	Benito Juárez	0.2	0.3
Catamarca	El Alto	0.8	1.3
L’Amalí/ LomaSer	Olavarría/Vicente Casares	1.9	2.4
Olavarría	Olavarría	0.7	1.5
San Juan	San Juan	0.1	0.2
Zapala	Zapala	0.2	0.4
Ramallo	Ramallo		0.1
Sierras Bayas	Olavarría		0.2
Paraguay:
Yguazú	Villa Hayes	0.4	0.6

Total		4.2	7.0

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2017	2016	2015
	(in millions of tons)
Argentina:
Barker	0.3	0.3	0.4
Catamarca	1.3	1.1	1.3
L’Amalí/ LomaSer	2.4	2.2	2.4
Olavarría	1.5	1.5	1.6
San Juan	0.2	0.2	0.2
Zapala	0.4	0.4	0.4
Ramallo	0.1	0.1	0.1
Sierras Bayas	0.2	0.1	0.2
Paraguay:
Yguazú(1)	0.6	0.5	0.3

Total	7.0	6.4	6.9

(1)	We acquired control of Yguazú Cementos on December 22, 2016 and, as a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, the results of operations of our subsidiary Yguazú Cementos are not consolidated on our consolidated financial statements for the years ended December 31, 2016 and 2015.

Quality Control

We monitor quality control measures at each stage of the cement production process. At each of our plants, we review our production line, and periodically perform examinations of the raw material mix. These examinations include chemical, physical and x-ray tests. We perform similar examinations on the clinker we produce as it comes out of our kilns. In addition, we similarly test our finished products.

These examinations are performed by sampling the subject material from the various points on each production line. All of our plants have received ISO 9002 certification, which reflects the quality of our products and of our operating procedures. Our quality controls comply with the ISO 9000 rules.

Raw Materials

The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolan, fly ash, and we package a substantial portion of our cement in bags. These items collectively represented 15% in 2017 and 9% and 13% in 2016 and 2015, respectively, of our total cost of sales.

Mineral Reserves

Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate exclusively seven open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the high quality of the limestone in the mines. We have total limestone reserves of approximately 841.2 million tons, which should be sufficient to supply us with over 100 years of cement production at our 2017 rate of consumption.

Our reserves are a sum of proven and probable reserves. Proven reserves are those mineral masses for which size, shape, depth and mineral content of reserves are well-established, revealed by geological surveys, drilling campaigns, chemical analysis or geological modeling, to ensure exploitability and usage. All of these activities determine the quantity of minerals that matches the quality required by our production process. Our proven reserves contain suitable geological and chemical information density (drill holes) to guarantee their existence, continuity and the suitability of use. Proven reserves are constrained by a final pit configuration (effectively exploitable reserves). In addition to the foregoing, we consider reserves to be proven if they are present on land we own and if related environmental permits have been granted.

Probable reserves are mineral masses for which quantity or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart. Our probable reserves contain similar suitable geological and chemical information density (drill holes) to guarantee their existence, continuity and the suitability of use than our proven reserves. The degree of assurance, although sometimes lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition to the foregoing, we consider reserves to be probable if they are not present on land we own or if related environmental permits have not been granted.

Drilling or sample density information is not the key criteria we use to distinguish proven from probable reserves. Nevertheless, to analyze the drill hole data from our quarries we assume the following distance ranges between drill holes: for active quarries, between 60 and 150 meters, and for inactive quarries, between 150 and 300 meters. The density between drill holes (samples) used in the reserves estimation process is a function of the geological complexity of the deposits and the chemical heterogeneity of the materials used in the process; therefore, we do not have a single, fixed criteria for all of our mineral reserves.

We also do not use the price or cost of raw materials used in the cement production process as a variable in our reserves’ evaluation process because there is no global commodity market value for these raw materials, which prices depend on the cement local market value.

Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the three-year period ended December 31, 2017. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. We believe that our engineers and geologists are qualified to prepare our mineral reserves data in Argentina and Paraguay. Given that we prepare our mineral reserve data in-house, our engineers and geologists have acquired important technical know-how, which helps us to maintain our cost competitiveness.

To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2017, mostly all of our limestone was sourced from our own quarries. We use and operate exclusively our limestone quarries.

Each of our plants possesses and is responsible for several active and inactive mining licenses. Active mining licenses are those for which we hold all necessary permits and rights to actively exploit the mineral mass. Each of our plants also holds inactive mining licenses on areas for which we do not have the operational license that is required for its mineral exploitation.

We conduct annual operational governance, checking our released mineral reserves and reviewing new production volumes and geologic aspects to maintain high safety standards and sufficient volume to guarantee our production without overburdening our activities.

Our mining capital expenditures are focused on developing new quarries and sustaining investments, and are used mainly for mining equipment, crushing systems, safety equipment and environmental compliance.

We do not classify our reserves by average grade.

We distinguish recoverable limestone from waste by evaluating whether the limestone rocks are adequate to be used in raw meal, which is a powder composed of a clay and limestone mixture. In order to meet raw meal specifications, we generally use limestone with at least a 75% concentration of calcium carbonate (CaCO3). Although there is no specific cutoff grade for aggregates, we distinguish recoverable aggregates from waste by segregating the type of rock extracted from the quarry. The most common rocks used for aggregates production are granite, basalt, limestone, sand or gravel.

In 2016 and 2017, depending on the type of cement product, we required approximately 1.5 tons of limestone to produce one ton of clinker. On average, we required approximately 1.2 tons of limestone to produce one ton of cement product. In addition, on average, we required approximately one ton of rock to produce one ton of aggregates product.

The table below sets forth our total proven and probable operating limestone and granitic aggregates reserves by geographic regions as of December 31, 2017:

Reserves
			Active Mining Rights		Inactive Mining Rights
Location	Mining Property	Number of quarries	Proven (R1)	Probable (R2)	Probable (R2)	Total	Years to Depletion	2017 Annualized Production	5 year Average Annualized Production
			(in millions of tons)					(in thousands of tons)
Limestone:
Argentina
Catamarca	Doña Amalía	1	67.2	56.2	—	123.4	82	1,445.0	1,507.8
San Juan	Piedras Blancas	1	1.0	—	—	1.0	7	168.3	145.9
Zapala	El Salitral	1	49.2	20.5	—	69.7	192	431.8	405.2
	Cerro Bayo	1	6.2	1.8	—	8.0
Barker	Barker	1	59.1	27.0	—	86.1	93	1,037.7	929.3
Olavarría and	La Pampita
L’Amalí		1	170.7	79.5	—	250.2	53	4,693.8	4,678.4
	Cerro Soltero I	—	—	—	53.5	53.5	—	—	—
	Cerro Soltero II	—	—	—	111.6	111.6	—	—	—
	El Cerro	—	—	—	37.6	37.6	—	—	—
Paraguay
Itapucumi	—	1	56.2	43.7	—	100.2	170	600.7	591.0

Total			409.8	228.7	202.7	841.2	102	8,377.3	8,257.6

Granitic aggregates:
La Preferida		1	27.4	23.3	—	50.7	47	971.4	1,080.4

Total			27.4	23.3	—	50.7	47	971.4	1,080.4

The reserves estimations presented do not consider losses by dilution, mining and process recovery issues, since they are considered to be marginal in the deposits in which they are being exploited. Also, the flexibility of the cement production process allows several types of materials to be partially blended into cement products, including materials that could otherwise be considered as waste products without blending.

The map below shows the geographical location of each of our principal limestone quarries:

Map showing location and means of access of Catamarca.

Source: Loma Negra.

Map showing location and means of access of San Juan.

Source: Loma Negra.

Map showing location and means of access of Zapala.

Source: Loma Negra.

Map showing location and means of access of Barker.

Source: Loma Negra.

Map showing location and means of access of Olavarría and L’Amalí.

Source: Loma Negra.

Map showing location and means of access of Yguazú Cementos.

Source: Loma Negra.

Energy Sources

We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. Energy is the largest single cost component in the production of cement and accounted for 22.5% of our total cost of sales in 2017 and 26.6% and 24.9% in 2016 and 2015, respectively.

Thermal Energy

Thermal energy is our most utilized source of energy for our operations having accounted for 13.7% in 2017 and 16.1% and 16.1% in 2016 and 2015, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our matrix fuel in our main plants, so that we can optimize it at all times according to the cost of the fuel. This great versatility allows us to capture the best price on the market.

Historically, given the shortage of gas in wintertime the energy matrix of the our furnaces migrates to solid fuels. Since 2015, taking advantage of the impact of the lower oil price on the price of petcoke, we used a mixed matrix also during the rest of the year, facilitating us to mitigate the increases in natural gas costs that have occurred in Argentina.

To ensure the supply of gas, we entered into supply contracts with marketers and producers (including YPF and Total S.A.), for different volumes and basins of supply, with expirations between April 2019 and 2020. Furthermore, we have contracts with distributors, such as Ecogas – Distribuidora de Gas del Centro S.A. and Camuzzi that guarantee us access to energy.

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. Average petcoke prices decreased by approximately 2% from 2015 to 2016 and increased by approximately 38% from 2016 to 2017.

Electrical Power

Electrical power is one of the main drivers of our cost structure and represented 8.8% in 2017 and 10.5% and 8.8% in 2016 and 2015, respectively, of our total cost of sales. In 2016, the new administration in Argentina started a process to reverse subsidized electrical power rates and has implemented a series of measures to correct and normalized the electrical power tariff, which has had a direct negative impact on our cost structure.

Electrical power cost is highly influenced by the policy used in generation fuels and by the growing share of thermal power generation in the electric matrix in Argentina.

Currently, the energy system in Argentina works at operating technical limits due to the disinvestment in the system during the last 15 years, and a price policy oriented to subsidy to residential demand, which has discouraged investment in electrical power generation, transportation and distribution.

In Argentina, under the current system it is only possible to contract the energy demanded above the 2005 energy consumption level, which represents only 30% of our current consumption. The rest of our demand is traded through CAMMESA. It is estimated that in the coming years the market will be able to return to a system of private contracts. Currently, we have an ongoing commercial relationship and execute annual contracts with Pampa Energía S.A. for the supply of 30% of our current electrical power demand.

In 2016, we signed a 20-year contract with Genneia S.A. to enhance the use of green energy in a cost efficient manner and ensure compliance with the obligation to use renewable energy for industrial users commencing in 2018. See “Item 5.F Operating and Financial Review and Prospects—Supply Contracts.”

Co-processing

We have increased the use of co-processing in our operations. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) by its integration in the process of cement production as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, harnessing the energy and/or mineral potential of the material.

Co-processing uses waste duly prepared at different stages of the production process as a substitute for natural raw materials and/or fossil fuels. The replacement of fossil fuels and raw materials with waste provides us with a dual advantage: (1) it allows us to meet thermal and non-renewable natural resources requirements in our production process; and (2) it presents a recognized benefit by disposing of waste that otherwise would have been deemed to be harmful and of environmental concern. This initiative acts as a natural hedge to the volatility of the price of fossil fuels, which represents our main cost.

This process is conducted safely, monitored and environmentally correct, with quality assurance of the cement produced. We have utilized the highest industry standards and technological advances in developing our co-processing operations to ensure safety and efficiency.

In order to reinforce our commitment to sustainability, five of our plants are prepared for co-processing. The products we co-process are mainly municipal solid waste, or MSW, refuse-derived fuel, or RDF and shredded solid waste, or SSW.

Sales, Marketing and Customers

We are supported by a commercial, sales and marketing team of over 73 people focused on attending our customers’ needs. This team includes the technical center Loma Negra, focused on quality control, research and development of new products and technical support for clients. We serve more than 1,100 clients in Argentina through our dedicated sales teams. In the Greater Buenos Aires area, our sales team is organized by customer category, namely distributors, concrete companies, industrial and construction companies, and public sector entities. Outside the Greater Buenos Aires area, sales teams are organized by geographical region.

We have long-term relationships with many of our customers, with approximately 70% of our customer base (representing over 78% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 4% of our total net sales, while our top 20 clients represented approximately 30% of total cement volume sold during 2017.

We have also built a diversified customer base by sectors. Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, on which we rely for almost two thirds of our sales, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2017, 58% of our total cement sales were made directly to our wholesale distributors, 29% to concrete producers, 6% to industrial customers and 7% to construction companies and others.

Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We provide our clients with customized construction solutions with superior quality, proven reliability and uniform performance. We believe that, by educating retailers and end-consumers of these attributes of our products, we have been successful in building demand and realizing higher margins for our differentiated product offering.

Client Loyalty

Throughout the years we have implemented a wide range of relationship programs focused on improving customer loyalty. Our average client is a medium-sized family -owned company mainly focused on the commercialization of cement, masonry and lime. We consider them as our partners, we take care of their profitability, the way their shops look like, and even issues related to their business continuity. According to our 2017 annual customer satisfaction inquiry to evaluate our key competitive advantages, we outperformed our competitors in terms of overall satisfaction, cement quality, post-sales services, technical assistance and on-time delivery.

Source: 2017 Loma Negra Customer Satisfaction Inquiry Results.

Client Training

Training programs designed for exclusive customers focused on adding value to their companies. The courses are conducted at the IAE Business School (one of the most important business schools in the World, according to Financial Times ranking), with the program already on its fourth year, holding 4 days of classes and 67 invitees (owners and managers of 47 customers).

Technical Assistance

We offer technical and post-sales support to customers, focusing on enhancing each customer’s capacity. In order to provide this service, we have nine technical advisers who are available for different customer segments, technical visits, workshops, seminars and in site demonstrations.

Distribution

We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support

We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the gravity center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires area and provides backup supply to others regions in the rest of the country. The Province of Buenos Aires is our principal market representing 46% of our total volume sold in 2017.

Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2017.

Sales of Cement in Argentina in 2017

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	42	42
Center	23	65
Northwest	7	72
Patagonia	8	80
Northeast	13	93
Cuyo	7	100

Source: Loma Negra.

LomaSer is located approximately 50 kilometers from the City of Buenos Aires. Due to its close proximity to this important market and its mixing and bagging capacity, LomaSer enables us to respond quickly to our clients’ cement needs. For example, LomaSer has the capacity to deliver bagged or bulk cement at locations in the Greater Buenos Aires area designated by its customers within 24 hours from the time a customer places its order. In addition, LomaSer is linked to our other production facilities via the Ferrosur Roca freight railway and is able to mix cement on-site that it receives from our other plants (L’Amalí, Barker and Ramallo).

Argentina’s Central Region is mainly served by the Catamarca plant. The Northwest area of the Patagonia region is served from our Zapala plant. The San Juan plant supplies demand from Cuyo, while Catamarca serves the Northwestern region of Argentina.

The Northeast region is serviced by our LomaSer plant, through our Resistencia distribution center. The Litoral area is serviced through our Buenos Aires Complex and our Paraná distribution center.

There are no exclusive sale contracts in Argentina or abroad, for a portion of or for total production, with the exception of the “Export and Distribution Contract” (Contrato de Exportación y Distribución) entered in 2008 with the Administración Nacional de Combustibles, Alcohol y Portland, or ANCAP, in which, with regards to the exportation of cement produced to Uruguay, we committed to the exclusive distribution through ANCAP and/or Cementos del Plata S.A. (of which ANCAP is the controlling shareholder) in Uruguay.

In addition, we operate the Ferrosur Roca freight railway network, which extends from the northeastern region of the City of Buenos Aires to several other regions of the country. Of the total distance of 3,100 kilometers that are part of this railway concession, approximately 2,500 kilometers are currently operational. We use the Ferrosur Roca freight railway network to ship our products and raw materials, as it is connected directly to six of our plants. In addition, third parties have access to this railway network in which we charge them freight railway fees to ship their goods.

Our Subsidiaries

The following chart shows our principal subsidiaries, including our direct or indirect equity ownership interest in each of them and their main business activities as of the date of this annual report:

Subsidiary	Equity Ownership Interest (%)	Main activity
Ferrosur Roca S.A.(1)	80.00	Train cargo transportation
Recycomb S.A.U	100.00	Waste recycling
Yguazú Cementos S.A	51.00	Cement production and distribution

(1)	Indirect ownership (through Cofesur S.A., in which we have a direct 100% equity ownership interest).

Below is a brief description of some of our principal subsidiaries.

Ferrosur Roca S.A.

Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the city of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer, Solá and Bullrich production and distribution centers. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur. As of December 31, 2017, Ferrosur Roca had 1,239 employees.

The Ferrosur Roca concession expires in 2023 and could be extended by the Argentine government for an additional term of 10 years, based on the fulfillment of obligations related to the concession, such as investments, maintenance and fines imposed, among others.

On March 8, 2018, Ferrosur Roca duly filed before the Ministry of Transport a request for an extension of the term of validity of the concession for ten more years. As of the date of this report, the Ministry is analyzing such request.

Recycomb S.A.U.

We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2017, Recycomb had 32 employees.

Yguazú Cementos S.A.

We own 51.0% of the total equity of Yguazú Cementos, our Paraguayan cement subsidiary. The remaining 49.0% is owned by Concret-Mix S.A. Pursuant to our participation in the total equity of Yguazú Cementos and the shareholders’ agreement with Concret-Mix S.A., dated July 4, 2017, we have control. As of the date of this annual report, Yguazú Cementos is the second largest producer of cement in Paraguay.

Yguazú Cementos has recently introduced the first compounded bulk cement in Paraguay, which is positioned towards a specific segment of our clients and which accounted for 20.2% of our shipments in 2017. The other 79.8% of our shipments corresponds to cement dispatched in bags. Although Yguazú Cementos has had a comparatively short presence in the Paraguayan bulk cement market, we believe that its recognition among our clients has been growing as a result of its high quality products.

Our Paraguayan operation is supported by our Argentine team in several areas, such as: technology transfer, know-how, sales and marketing expertise. For further information on the operations of Yguazú Cementos, see “—Our Production Facilities—Yguazú Cementos.”

Information Technology

We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our data collection processes and software allow us to accurately monitor the quality of the products manufactured at our various facilities, ensuring consistency and enabling us to adjust quickly in the event of any variations. Furthermore, our enterprise resources planning software allows us to develop production, sourcing and pricing models based on anticipated consumer demand.

Since June 1, 2011 Loma Negra, Ferrosur and Recycomb substantially upgraded their information technology systems, installing a new version of SAP CCP database software (SAP v6.0 EHP 5). SAP is a system that electronically links all of our plants, enabling our management to better coordinate our operations and to have access to real-time operational and financial information. In addition, we have implemented Lomanet, an online portal that allows our customers to manage their orders directly with us.

Yguazú Cementos also upgraded the information technology system on January 2, 2014, by installing a new version of SAP CCP database software (SAP v6.0 EH 4).

We have license agreements involving intellectual property rights with several companies, such as: Oracle, Microsoft, SAP, Adobe, Novell and McAFee.

Insurance

We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina and Paraguay, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2017, the aggregate value at risk of our plants was approximately US$1.484.852.769. These policies have a deductible of US$54,000 per claim. For loss of profit derived from material damages the coverage is 21 days.

We have not made any material claims on our insurance policies in recent years.

For our Paraguayan plant, we maintain insurance policies covering property loss and business interruption risks to our plant, equipment and inventory from operational risks and certain acts of God. For partial loss or damage, we are insured for the value at risk.

Sustainability and Social Responsibility

We are committed to sustainability and social responsibility, by creating value for our shareholders and avoiding and reducing the impact of our activities on the environment and society. Three principles drive our practices in the markets in which we operate: constant economic growth, protection of the environment and respect for our communities. By following these principles, we will continue to develop as a world-class company and operate our business in accordance with the principles of sustainability.

Together with other companies within the InterCement Group, we have been signatories to the Global Compact led by the United Nations since 2010 and are members of the Cement Sustainability Initiative, or CSI, an initiative of the cement segment of the World Business Council for Sustainable Development, or WBCSD, since 2008. Furthermore, we are founding members of WBCSD’s local branch in Argentina. These programs have supported us in developing and implementing a social action strategy that contributes to the development of the communities in which we operate.

We believe that we are pioneers in the use of alternative fuels in Argentina and Paraguay. We intend to continue to explore the use of environmentally friendly techniques. We continuously monitor pollutants in all of our kiln stacks, enabling real time pollution control. In December 2012, we successfully registered our first clean development mechanism project with the United Nations Framework Convention on Climate Change, or UNFCCC. Our focus on improving energy efficiency at our Catamarca Plant has reduced carbon dioxide emissions by approximately 6,000 tons per year.

Competition

Argentina

Cement

Following the consolidation of the cement industry in Argentina during the 1990s, LafargeHolcim, an international cement company, through its acquisition of Juan Minetti S.A. and Corcemar S.A., two Argentine cement producers, became the second largest cement producer in Argentina. Other Argentine cement producers include Cementos Avellaneda S.A., or Avellaneda, a company controlled by Cementos Molins, S.A. and Votorantim Cimentos S.A., and Petroquímica Comodoro Rivadavia S.A., or PCR. Given the high cost of transporting cement, our competitors are generally limited in competing in the regions where their production facilities are located. We are the only cement company in Argentina with production facilities located in several regions of Argentine and with nationwide reach.

The chart below sets forth the estimated cement market share in Argentina during 2017 for our company, Holcim Argentina, Cementos Avellaneda and Petroquímica Comodoro Rivadavia.

Source: AFCP and Loma Negra.

Each of Argentina’s main cement companies have developed market strengths in specific areas driven primarily by the location of their facilities and their geographic focus resulting from high transportation costs which limit their ability to compete effectively over long distances. We are the only Argentine cement company to have nationwide coverage, as our facilities are located throughout the country, with particular focus on Argentina’s most important market, the Province of Buenos Aires. Our cement plants generally serve the geographic regions in which they are located. Holcim Argentina S.A. has a strong market position in the provinces of Córdoba, Mendoza and Jujuy. The chart below shows our market share in terms of tons of cement sold during 2017 in each of Argentina’s regions.

There has been a gradual increase in bulk dispatch participation, a trend that is expected to continue as cement demand for public works and industrial consumer’s increases. In 2017, we supplied 62% of Argentina’s cement dispatch by bags and 38% of Argentina’s cement dispatch by bulk.

Concrete

We participate in the concrete market under our Lomax brand. We have operations in the two principal concrete markets of Argentina: (1) the Greater Buenos Aires area; and (2) the city of Rosario. The Olavarría region is the main supplier of granitic aggregates consumption for the Greater Buenos Aires area. This area is responsible for approximately 50% of the national production of aggregates, according to our own estimates.

We also control this dynamic and high potential growth market through the NPV concept. NPV is a group of selected concrete medium- and large-sized companies that have been exclusive and loyal clients of Loma Negra for many years. We have entered into agreements with fourteen of these companies to keep them in a continuous improving operational process, with several clauses related to loyalty and cement supply commitment.

The chart below presents the market share of concrete in the Greater Buenos Aires area as of December 31, 2017. Our combined market share is 54% when we add Lomax share together with the NPV clients and other exclusive concrete producers.

Source: Loma Negra.

Paraguay

Industria Nacional de Cementos, or INC, a Paraguayan state-owned company, is the largest producer and supplier and the historical market leader in the cement business in Paraguay with a market share of 48%. We are the second largest producer of cement in Paraguay with a market share of approximately 44%.

Legal and Regulatory Matters

Environmental Regulations

The pollutants generated by cement producers are mainly dust and gas emissions. In Argentina, regulations regarding gas emissions and air quality are enacted at both the national and provincial levels. The Province of Buenos Aires, where our principal plants are located, requires that all production facilities have an environmental compliance certificate issued by the relevant municipal authorities, as well as other provinces where we operate, which require similar certifications. We have obtained the most significant environmental certificates in relation to the San Juan, Barker and L´Amalí plants, while our Olavarría, LomaSer, Ramallo, Sierras Bayas, Catamarca and Zapala plants have delivered the documents required to renew them. We expect that these renewals will be granted during 2018 and the plants are allowed to operate while the certificate renewal process is ongoing. Our concrete plants are either certificated or in process to obtain the certificates. We do not require any material technology licenses for our cement operations.

Mining Regulations

We extract limestone from quarries that we own and quarries owned by third parties. The main statute that governs mining in Argentina is the Argentine Mining Code, which was enacted by Law No. 1,919 of 1886, as amended. The Argentine Mining Code establishes that the ownership of mineral substances existing in quarries, including limestone, is exclusively vested in the owner of the land where they are located and that provincial laws will regulate the operation of quarries. The owner may mine the quarries existing in its land or leave them inactive. However, the federal, provincial or municipal government where the quarry is located may declare that the exploitation of the mines is of public interest and expropriate the land where the quarries are located.

Pursuant to the Argentine Mining Code, as amended by Law No. 24,585, which regulates environmental aspects of the mining activity, parties involved in certain mining activities are required to file, prior to the commencement of mining activities on a tract of land, an environmental impact evaluation report with the relevant regulatory agency for its approval. If approved, the relevant regulatory agency issues an environmental impact declaration, which must be renewed every two years.

We are the owners of 21 quarries throughout Argentina and currently conduct mining activities at six of them.

Professional Associations

As of the date of this annual report we are part of the following associations:

•	Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

•	Argentine Institute of Portland Cement (Instituto Argentino de Cemento Portland).

•	Argentine National Concret Association (Asociación Argentina de Hormigón Elaborado).

•	Argentine National Association of Industrial Gas Consumers (Asociación de Consumidores Industriales de Gas de la República Argentina).

•	Argentine National Association of Energy Power Major Users (Asociación de Grandes Usuarios de Energia Eléctrica de la República Argentina).

•	American Chamber of Commerce of United States in Argentina (Cámara de Comercio de Estados Unidos en Argentina).

To the extent of our knowledge, none of the above mentioned associations are under antitrust investigations by the CNDC.

Legal Proceedings

See “Item 8.A Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

C. Organizational Structure

The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	Indirect ownership (through Cofesur, in which we have a direct 100% equity ownership interest)

D. Property, Plants and Equipment

Our Production Facilities

As of December 31, 2017, we owned nine cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí, LomaSer, Olavarría, Ramallo, San Juan, Sierras Bayas and Zapala, eighteen concrete plants under the Lomax brand, one granitic aggregates plant and one cement plant in Paraguay, Yguazú Cementos.

The following table sets forth information regarding our production facilities in Argentina and Paraguay, as of December 31, 2017:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North:
Resistencia	Warehouse
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement		2001
LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	1929
Ramallo	Grinding Mill	Ramallo	1998
Sierras Bayas	Grinding Mill	Olavarría	1919
Paraná	Warehouse
Center-west:
Zapala	Cement	Zapala	1970
North-west:
San Juan	Cement	San Juan	1963
North:
Catamarca	Cement	El Alto	1980
Concrete plants under the Lomax brand:
Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Lavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
Haedo	Concrete	Greater Buenos Aires area	2012
Campana	Concrete	Campana	2015
San Lorenzo	Concrete	Santa Fe area	2016
Timbues I	Concrete	Santa Fe area	2016
Timbues II	Concrete	Santa Fe area	2017
Paseo del Bajo I	Concrete	City of Buenos Aires	2017
Darsena F	Concrete	City of Buenos Aires	2017
Paseo del Bajo II	Concrete	City of Buenos Aires	2017
Maldonado	Concrete	City of Buenos Aires	2017
Viaducto San Martín	Concrete	City of Buenos Aires	2017
Viaducto Mitre	Concrete	City of Buenos Aires	2017
Villa Luro	Concrete	City of Buenos Aires	2017
Arroyo Vega	Concrete	City of Buenos Aires	2017
Dock Sud	Concrete	City of Buenos Aires	2017
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004
Paraguay:
Yguazú	Cement	Villa Hayes	2013

The map below presents the location of our facilities in Argentina and Paraguay:

Barker

The Barker plant began operations in 1956 and is located in the City of Benito Juárez, Province of Buenos Aires. The Barker plant currently has total annual cement production capacity of approximately 1.3 million, using one dry-process kiln. The Barker plant produces cement and also produces filler, which is used for cement mixing by LomaSer.

Catamarca

The plant of Catamarca began operations in 1980 and is located in the City of El Alto, Province of Catamarca. The Catamarca plant, which uses a dry-process kiln, has annual installed production capacity of 2.18 million tons. This plant has modern automation technology and is equipped with pre-heating equipment. It also features automated quality control systems, which enhance the reliability of its finished products.

The Catamarca plant produces cement, as well as masonry cement. It serves the Province of Catamarca and certain neighboring provinces and regions.

L’Amalí

The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 1.9 million tons of clinker and approximately 2.2 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See “—Investments” for more information regarding the planned expansion of the L’Amalí plant.

The L’Amalí plant has mobile equipment to extract and crush limestone mined from a quarry located nearby. The quarry is linked to the plant by a conveyor belt transporting system. The L’Amalí plant has a vertical mill to grind limestone and other raw materials, with an hourly capacity of approximately 493 tons, a single kiln to produce clinker with a daily capacity of approximately 5,960 tons and cement production, storage and bulk loading capabilities.

The L’Amalí plant produces cement in bulk. It also produces base cement that is used by LomaSer as a raw material for its cement production and clinker that is used by our other cement plants.

LomaSer

LomaSer started operations in 2000 and it is located in the City of Vicente Casares, Province of Buenos Aires. LomaSer is our blending, distribution and logistics center and includes a cement mixing plant and distribution and logistics center. It is located approximately 50 kilometers from the City of Buenos Aires and is connected to our plants in the Province of Buenos Aires through the Ferrosur Roca freight railway. LomaSer’s proximity to Argentina’s principal cement market helps us to quickly respond to client needs, providing superior and reliable delivery services at competitive costs. It also allows customers to maximize fleet performance and minimize cement stock requirements.

LomaSer receives base cement filler and slag from the L’Amalí, Barker and Ramallo plants, respectively. These materials are stored in a multi-cell silo, which has a total capacity of 30,000 tons. The silo feeds a mixer, which has an annual installed cement production capacity of approximately 2.2 million tons.

The map below presents the location and connections among our facilities with LomaSer in the Greater Buenos Aires area, as well as the Ferrosur Roca freight railway network, which we use to ship our products and raw materials, as it is connected directly to six of our plants.

(1)	Railway segment we actively use.

LomaSer has a flexible production facility that allows production to be switched rapidly between one type of cement to another. The ability to separate grinding and blending according to each additions’ characteristic enables us to produce superior quality cement while optimizing the usage of additions.

LomaSer operates over 35% of our total cement dispatches in Argentina. It ships cement in bags or in bulk depending on its customers’ needs.

Olavarría

The Olavarría plant began operations in 1929 and it is located in the City of Olavarría, Province of Buenos Aires. The plant currently has two active dry-process kilns with a kiln production capacity of approximately 0.4 million tons of lime, and a second kiln with an installed capacity of 1.0 million tons of annual production capacity of clinker and 1.62 million tons of annual production capacity of cement. In addition, the Olavarría plant has annual capacity to ship approximately 0.4 million tons of types of lime.

The Olavarría plant produces cement, as well as masonry cement and lime. It principally serves the Buenos Aires region.

Ramallo

The Ramallo plant was inaugurated in 1998 and it is located in the City of Ramallo, Province of Buenos Aires. Ramallo produces cement and also mills slag that is used by LomaSer. This plant has annual cement installed production capacity of 0.48 million tons. We acquire slag from Siderar S.A.I.C., Argentina’s largest steel company, which is located near this plant.

The Ramallo plant serves the northern portion of the Province of Buenos Aires and the Province of Santa Fe.

San Juan

The San Juan plant began operations in 1963 and it is located in the City of Rivadavia, Province of San Juan. It has an annual installed production capacity of clinker of 0.13 million tons and uses a dry-process kiln and 0.25 million tons of annual production capacity of cement. In 1993, a new facility was added to this plant to enable it to store and process coal, enabling it to operate either using natural gas or a combination of natural gas, fuel oil and coal, together with liquid alternative fuels. The San Juan plant produces cement and it serves the Province of San Juan and certain neighboring provinces.

Sierras Bayas

We acquired the Sierra Bayas plant, which is located in the City of Sierras Bayas, Province of Buenos Aires, in 1992 as part of the Cemento San Martín acquisition. This plant has annual cement production capacity of 0.66 million tons.

This plant receives the clinker that it uses for cement production from the L’Amalí and Olavarría plants. This plant serves the same areas supplied by the Olavarría plant.

Zapala

The Zapala plant began operations in 1970 and it is located in Zapala, Province of Neuquén. This plant has a dry-process kiln, with annual cement installed production capacity of 0.39 million tons and annual clinker installed production capacity of approximately 0.23 million tons. This plant is equipped with energy-efficient wheel-type roller grinding equipment used to grind the clinker before it enters the production process.

The Zapala plant produces cement. It serves the provinces of Neuquén and Río Negro and exports less than 1% of its cement products to Southern Chile.

La Preferida

In 2009, we commenced operations in the aggregates market in Argentina with our acquisition of La Preferida de Olavarría, which is located in the City of Olavarría, Province of Buenos Aires. This plant has annual aggregates production capacity of 1.2 million tons.

We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 70% of the aggregates consumed by Lomax in their concrete production operations.

Yguazú Cementos

On December 22, 2016, we acquired control of Yguazú Cementos in Paraguay, which commenced operations in 2003. Through Yguazú Cementos we operate one integrated grinding facility in the city of Villa Hayes, located approximately 30 kilometers from Asunción, with a total annual installed cement production capacity of 0.81 million tons, sales volume of 0.50 million tons and 116 employees in 2016. This plant was inaugurated in 2014. We had a market share of approximately 44% in 2017 in terms of cement volume sold in Paraguay, positioning us as the second largest cement company in Paraguay, based on internal estimates.

Investments

The duplication of the L’Amalí plant is expected to increase our capacity by 2.7 million tons annually and it involves a capital expenditure of approximately US$350 million (US$130 per ton). As of December 31, 2017 we have invested Ps.39 million in the construction of the L’Amalí plant.

The L’Amalí plant is strategically located in the Buenos Aires region and to our main distribution center, LomaSer, a region of Argentina that accounts for approximately 42% of the country’s cement consumption.

The expansion of the L’Amalí plant was planned during its construction, reducing execution complexity. Required production inputs are already in place with enough capacity to sustain additional demand, such as electric power and natural gas sources. The investment will optimize the maintenance plan of the plant and spare parts inventory. The contractor guarantees, among other technical features, a thermal consumption of 730 kcal/kg, representing approximately an 18% reduction from our average thermal consumption in 2016.

The execution phase of the L’Amalí plant expansion started in August 2017, with a total execution time of approximately 31 months. The installation will include state-of-the-art equipment, including, among others: five stage precalcination towers, a new 5,800 tons/day three-pier kiln, one 24,000 tons multi-chamber cement silo, two new packing lines and bulk facilities, one silo with a capacity to store 75,000 tons of clinker, one cement vertical mill, one raw vertical mill and one solid fuel vertical mill.

Once the expansion is completed, L’Amalí is expected to become the largest cement plant in Argentina and one of the largest in Latin America, based on installed cement annual production capacity.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Item 3.D Key Information—Risk Factors” and elsewhere in this annual report. You should read the following discussion in conjunction with “CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS” and “Item 3.D Key Information—Risk Factors.”

A. Operating Results

Principal Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is highly sensitive to factors such as GDP growth (globally and in Argentina, the cement industry has a strong positive correlation with GDP growth). An economic slowdown can lead to a slowdown in the construction industry and consequently decreased cement demand and production. Likewise an expansion of GDP is expected to drive incremental cement demand, above expected GDP growth.

During 2014, the Argentine economy contracted by 2.51%; however, in 2015, the Argentine economy grew by 2.65%. According to the INDEC, the Argentine economy contracted by 1.8% in 2016 and expanded by 2.9% in 2017.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
GDP (billions of Ps.)	728.6	708.3	720.9
Real GDP growth	2.9%	(1.8)%	2.6%
GDP per capita (in thousands of U.S. dollars)	14.1	12.5	14.6
Private consumption growth	3.6%	(1.4)%	3.5%
Average Ps./U.S. dollar exchange rate(1)	16.6	14.8	9.27
CPI inflation(2)	24.8%	40.9%	26.9%
Private sector salary growth	27.3%	33.0%	30.1	%(3)
Unemployment rate	7.2%	7.6%	5.9	%(4)

Source: Central Bank, IDB, INDEC and Índice de Precios al Consumidor de la Ciudad de Buenos Aires (IPCBA).

(1)	The average rate is calculated by using the average of the Central Bank’s reported exchange rates on a daily basis.
(2)	In October 2015 INDEC changed its calculation methodology. For comparability purposes, we are including the Consumer Price Index published by Ciudad de Buenos Aires (IPCBA). See “Item 3.D Key Information—Risk Factors—Risks Relating to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition.”
(3)	As of September 30, 2015.
(4)	As a percentage of Argentina’s economically active population.

The Paraguayan economy experienced real GDP growth of 4.1%, 3.0% and 4.4% in 2016, 2015 and 2014, respectively, despite the recessions in its leading trading partners, Brazil and Argentina in 2016 and 2015. Improvements in the Brazilian and Argentine economies in 2017 should prove positive for Paraguayan exports and its overall economy, with a projected GDP expansion of 4.3% according to provisional data from the Central Bank of Paraguay.

Inflation

Our consolidated financial statements are not adjusted for inflation as such adjustment is not required under IFRS guidance IAS 29. However, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the peso to U.S. dollar and cost of sales associated with inputs necessary to run our business that are denominated in pesos, have experienced significant annual changes, which, although they may not surpass the levels established in IAS 29, are nevertheless significant. Although the current rate of inflation does not rise to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy. In such case, our audited consolidated financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact such a restatement would have on our business, results of operations and financial condition. As such, our results of operation and financial statements should be read and compared taking into consideration the effect of this impact. See note 2.2 of our Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016.

Net Capital Expenditures and Other Investments

Our capital expenditures during the last three years mainly consisted of upgrading and maintaining our production facilities with a focus on maintaining and improving our efficiency and production standards, such as a new dust filter in the Catamarca plant and the expansion and renewal of our concrete fleet. On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps.1,246.1 million during the year ended December 31, 2017 and Ps.643.1 million and Ps.472.5 million during the years ended December 31, 2016 and 2015, respectively.

Our Cost Structure

The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations and could result in increased sales volumes if these lower costs result in us charging lower prices for our products. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2017, the percentage of co-processing used in our production process reached 3.2%.

Thermal Energy. Our operating income has been affected by energy price changes. Energy prices may vary in the future, mainly due to market forces and other factors outside our control. We protect ourselves from energy price inflation risks through the diversification of our fuel sources (including solid fuels and the use of co-processing as an alternative energy source) and our ability to transfer all or part of increased costs to our customers via price increases for our products. We also seek to produce different types of cement with lower clinker content, replacing it with other components such as fly ash, slag, pozzolana, and limestone, which reduce our overall energy costs.

Thermal energy is our most utilized source of energy for our operations, representing 13.7% in the year ended December 31, 2017 and 16.1% and 16.1% in the years ended December 31, 2016 and 2015, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “—Supply Contracts.”

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. In addition, we prioritize obtaining Argentine petcoke as opposed to imported petcoke since the petcoke we derive from Argentine sellers is generally of higher quality and at a lower cost. Average petcoke prices decreased by approximately 2% from 2015 to 2016 and approximately 38% from 2016 to 2017.

Electrical power. Electrical power is one of the main drivers of our cost structure and represented 8.8% in the year ended December 31, 2017 and 10.5% and 8.8% in the years ended December 31, 2016 and 2015, respectively, of our total cost of sales. The increase as a percentage of our cost of sales in 2017 was caused by the reduction of government subsidies to electrical power rates. In 2016, the new administration in Argentina started a process to reverse subsidized electrical power rates and has implemented a series of measures to correct and normalize the electrical power tariff, which has had a direct negative impact on our cost structure.

Electrical power is one of the most expensive energy sources that we use. Given our consumption needs and the potentially high cost of electrical power, we have sought to mitigate the risks of decreased supply and increased costs of electrical power by contracting electrical power to private companies and entering into agreements to increase the use of renewable energy. Electrical power cost is highly influenced by the government policy applied to fuels used in electrical power generation and by the growing contribution of thermal power generation to the electrical power generation matrix in Argentina.

Currently, the energy system in Argentina is constrained by technical operating limits, due to the lack of investment in the system during the last 15 years, and a price policy oriented towards residential demand subsidies, which has discouraged investment in energy transportation and distribution as well as in generation.

In Argentina, under the current system, we can only privately contract for our energy requirements to the extent these exceed our 2005 energy consumption levels. Accordingly, at present, we can privately contract for approximately 30% of our energy requirements. The rest of our demand is traded through the National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. It is anticipated that in the coming years the market will be able to return to a system of private contracts. Currently, we have entered into annual contracts with Pampa Energía S.A. for the supply of 30% of our current electrical power requirements.

Pursuant to the Law No. 26,190, consumers with a demand higher than 300KW are required to source a minimum level of their electrical power demand from renewable sources pursuant to the requirements set forth by the Law No. 27,191 equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers may enter into individual power purchase agreements or PPAs with renewable energy generators, marketers or distributors at an average price cap equal to US$113 per MWh (which may be reviewed by the regulatory authority after March 30, 2018). See “—Supply Contracts.”

Co-Processing. We have increased the use of co-processing in our operations. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. Co-processing represented 3.2% in the year ended December 31, 2017 and 3.7% and 4.9% in the years ended December 31, 2016 and 2015, respectively, of our total thermal energy consumption.

For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources.”

Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2017 preservation and maintenance costs represented 10.1% and in the years ended December 31, 2016 and 2015, represented 11.1% and 10.2%, respectively, of our total cost of sales.

Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2017 freight represented 10.1% and in the years ended December 31, 2016 and 2015, freight represented 7.2% and 9.4%, respectively, of our total cost of sales, mainly as a result of lower volumes of cement demand in 2016, reducing the need to transport clinker among our facilities.

Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2017 salaries, wages and social security charges represented 19.2% and in the years ended December 31, 2016 and 2015, salaries, wages and social security charges represented 20.4% and 18.6%, respectively, of our total cost of sales.

Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2017 raw materials represented 15% and in the years ended December 31, 2016 and 2015, raw materials represented 7% and 13%, respectively, of our total cost of sales.

Effects of Taxes on Our Income

We are subject to a variety of generally applicable Argentine federal and state taxes on our operations and results. We are subject to Argentine federal Income Tax at a rate of 30%, which is the standard corporate tax rate in Argentina. We are also subject to the following federal and state taxes:

•	Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents 2.0% of our net sales.

•	Tax on Presumed Minimum Income. We are subject to the Tax on Presumed Minimum Income at a rate of 1.0% applicable over the total value of assets. This tax is owed only if the Income Tax determined for any fiscal year does not equal or exceed the amount owed under the Tax on Presumed Minimum Income. In such case, only the difference between the Tax on Presumed Minimum Income determined for such fiscal year and the Income Tax determined for the same fiscal year shall be paid. The Tax on Presumed Minimum Income paid will be applied as a credit towards the Income Tax owed in the immediately following ten fiscal years. The tax on minimum presumed income has been abrogated for tax years starting January 1, 2019 (Law 27,260).

•	Quarry Exploitation Fee. We are subject to a quarry exploitation quota applicable in Olavarria, Benito Juárez (Buenos Aires Province) and El Alto (Catamarca Province) equivalent to the amount of limestone contained in the cement dispatched from the factory at a rate determined by the municipality. This amount represented 1.4% of sales in 2017 of cement, masonry cement and lime.

•	Tax on Debits and Credits to Banks Accounts. The general rate of Tax on Debits and Credits to Bank Accounts is 0.6% for each debit and each credit. On the amount levied on credits, 0.2% may be considered as a payment to be taken into account when calculating the Income Tax or Presumed Minimum Income. We believe that it is probable that the new administration will permit full compensation of such tax in the short-term. Law 27,264, in force since August 2016, established that small- and medium-sized companies may apply this tax as an advance payment of income tax. Moreover, Law 27,432, in force since January 2018, establishes that the Argentine government may prescribe that a percentage of the tax on debits and credits to bank accounts that, as of the date of the effectiveness of such law, was not considered computable as an advanced payment of the income tax, shall be gradually reduced up to 20% per year starting on January 1, 2018. Furthermore, the Argentine government may establish that the tax on debits and credits to bank accounts shall be considered entirely computed as an advanced payment of the income tax in 2022.

•	Personal Property. An annual net wealth tax applies on the net equity where the shareholder is a nonresident or a resident individual at a rate of 0.25%. We have the right to request reimbursement from the shareholder. Under certain conditions, companies that have fulfilled their tax obligations for 2014 and 2015 may request an exemption from this tax. We have requested this benefit for the years ended December 31, 2016, 2017 and 2018.

We are also subject to certain other non-material duties and taxes.

Effects of Fluctuations in Exchange Rates between the peso, the Guaraní and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the peso against the U.S. dollar and the Guaraní, because:

•	a substantial portion of our revenues were denominated in pesos and a only a minor portion of those revenues were exposed to the exchange rate fluctuation of the Guaraní in the year ended December 31, 2017, while in the years ended December 31, 2016 and 2015, our revenues were only denominated in pesos;

•	we incur the cost of some of our raw materials and operating expenses in Argentina and Paraguay, our two markets, principally in pesos and Guaraníes, respectively;

•	thermal energy, electricity and costs of bags are mainly denominated in, or linked to, the U.S. dollar; and

•	we have significant amounts of foreign currency-denominated financial liabilities that require us to make principal and interest payments in U.S. dollars and Guaraníes.

Our consolidated U.S. dollar- and Guaraní-denominated indebtedness represented 43% and 34%, respectively, of our outstanding indebtedness as of December 31, 2017, excluding the effects of related party transactions and accrued interest. As a result, when the Peso depreciates against the U.S. dollar or the Guaraní:

•	the interest cost on our U.S. dollar- and Guaraní-denominated indebtedness increases in pesos, which negatively affects our financial income (expense), net in pesos; and

•	the aggregate amount of our U.S. dollar- and Guaraní-denominated indebtedness increases in pesos, and our total liabilities and debt service obligations in pesos increase.

An appreciation of the peso against the U.S. dollar or the Guaraní has the converse effect.

Effect of Indebtedness Level and Interest Rates

As of December 31, 2017, our total outstanding borrowings on a consolidated basis were Ps.4,364 million. The level of our indebtedness results in finance costs, net that are reflected in our statement of income. Finance costs, net, consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, derivative losses or gains, and other items as set forth in note 25 to our audited consolidated financial statements. During 2017, we recorded financial expenses of Ps.633 million, which included Ps.518 million in interest expense related to our loans and financings.

The interest rates we pay on our indebtedness depend on a variety of factors, including prevailing Argentine and international interest rates, any collateral or guarantees and risk assessments of our company, our industry and the economies in Argentina and other markets in which we operate made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess our debt securities.

Financial Presentation and Accounting Practices

Presentation of Financial Statements

We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2017. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.

We have adopted IFRS 8—Operating segments, which requires operating segments to be identified on the basis of internal reports regarding components of our business that are regularly reviewed by our board of directors, our chief operating decision maker, in order to allocate resources to the segments and to assess their performance. For the purposes of managing our business both financially and operatively, we have classified our businesses as follows:

•	Cement, masonry cement and lime segment: this segment includes results from our cement, masonry cement and lime segment business, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker/quicklime and their subsequent grinding with certain additions intended to obtain cement, masonry cement and lime.

•	Concrete segment: this segment includes results of revenues generated from the production and sale of concrete. It also includes the delivery of products at the worksite and, depending on the circumstances, the pumping of concrete upwards to its destination.

•	Railroad segment: this segment includes results of revenues generated from the provision of the railroad transportation service.

•	Aggregates segment: this segment includes results of revenues generated from the production and sale of granitic aggregates.

•	Others segment: this segment includes the operating income of the industrial waste treatment and recycling business for use as fuel or raw material, and others.

Standards or interpretations issued by the IASB, which application was not mandatory as of the date of our audited consolidated financial statements, have not been adopted. Below we present the principal IFRS standards that we did not apply in our audited consolidated financial statements, for more information see note 2 to our audited consolidated financial statements included elsewhere in this annual report.

IFRS 9	Financial Instruments(1)
IFRS 15	Revenue from Contracts with Customers (and the related Clarifications)(1)
IFRS 16	Leases(2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(3)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2014-2016 Cycle(1)
IFRIC 22	Foreign Currency Transactions and Advance Consideration(1)

(1)	Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.
(2)	Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.
(3)	Effective for annual periods beginning on or after a date to be determined.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 is effective on January 1, 2018 and will supersede all existing guidance on revenue recognition. Beginning January 1, 2018, the Company will adopt IFRS 15.

We performed an assessment on the five-step approach introduced by IFRS 15 considering its revenue streams.

Usually, we do not have written contracts with each customer for each product sold or service rendered. Nevertheless, in our sale, the following terms are agreed: product to be delivered or performance obligation, the transaction price and how this performance obligation is transferred to the customer.

For sales of products, under IFRS 15, we recognize revenue when the performance obligation is satisfied, being that when it is delivered to the client. There are no variable considerations.

For services, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on daily basis whereby actual cost is charged directly to the client. We have assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15.

Apart from providing more extensive disclosures on our revenue transactions, we do not anticipate that the application of IFRS 15 will have a significant impact on the financial position and/or our financial performance.

Critical Accounting Policies

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and that require our management to make difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. For more information about our critical accounting policies, see the notes to our consolidated financial statements.

In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition;

•	goodwill;

•	impairment of tangible and intangible assets;

•	provisions;

•	environmental restoration;

•	property, plant and equipment;

•	intangible assets; and

•	income from subsidies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or to be received, reduced for estimated customer returns, rebates and other similar allowances.

(a) Sale of goods

Revenue from the sale of goods is recognized at the time all the following conditions are satisfied:

•	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(b) Services rendered

Transportation revenues are recognized at the time the service is provided.

(c) Income from dividends and interest income

Income from investment dividends, if any, is recognized after the shareholders’ rights to receive payment therefrom are established (provided there is a probability that the economic benefits will flow to the company and the ordinary revenues may be reliably measured).

Interest income is recognized after determining the probability that the entity should receive the economic benefits associated with the transaction and that the amount thereof should be reliably measured. Interest income is recorded on a short-term basis with reference to the principal outstanding and the applicable effective interest rate, which is the discount rate that matches the cash flows receivable or payable estimated over the expected life of the financial instrument with the net book value of financial assets or liabilities with respect to the initial recognition.

Goodwill

The goodwill registered by us corresponds to the acquisitions of Cofesur S.A., La Preferida de Olavarría S.A. (merged with Loma Negra C.I.A.S.A. as of January 1, 2015) and Recycomb S.A.U., for acquisitions prior to IFRS adoption.

Goodwill, in accordance with the applicable standard at the time of recognition, corresponds to the amount of the transferred consideration, the amount of any non-controlling interest in the acquired company and, where applicable, the fair value of the equity interest previously held by the acquiring company (if any) in the entity, in excess of the net acquisition cost on the date of acquisition of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized but tested for impairment. For purposes of conducting the impairment test, goodwill is assigned to each of our cash generating units expected to benefit from the synergies of the relevant combination. The cash generating units to which goodwill is assigned are subject to annual, or more frequent, impairment tests, when there are indicators of impairment. If the recoverable amount of the cash generating unit is lower than the unit’s book amount, the impairment loss is firstly applied to reducing the carrying amount of goodwill assigned to the unit, and is then applied proportionately to the unit’s other assets. The carrying amount of each asset in the reporting unit is used as basis. The impairment loss recognized for goodwill is not reversed in any subsequent period.

Any impairment loss for goodwill is recognized directly in profit or loss.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss.

Impairment of tangible and intangible assets

At the end of the fiscal year, we review the carrying amounts of our tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indications exist, the recoverable amounts of the assets are estimated in order to determine the impairment loss (if any).

We estimated the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments at year-end of the time value of money considering the risks specific to the asset.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event and it is probable that we will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation, at the end of the fiscal year, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the estimated cash flow for repayment of the existing obligation, its book value represents the current value of such cash flow.

When some or all of the economic benefits required to settle a provision are expected to be recovered, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Environmental restoration in Argentina

Under legal provisions, the land used for mining and quarries is subject to environmental restoration in Argentina.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the passage of time and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Company discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

In addition, we follow the practice of progressively restoring the spaces freed by the removal of quarries using the allowances created for such purposes.

Property, plant and equipment

Property, plant and equipment held for being used in the production or supply of goods and services, or for administrative purposes, are carried at cost, less any depreciation and cumulative impairment loss.

Lands were not depreciated.

Properties under construction for administrative, production, supply or other purposes are carried at cost, less any recognized impairment loss. The cost included professional fees and, in the case of qualified assets, borrowing costs capitalized in accordance with our accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write-off the cost of assets, except for land and properties under construction, over their useful lives, using the straight-line method or units of production. The estimated useful life and depreciation method are reviewed at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

The assets maintained under finance lease are depreciated over their useful life estimated equal to useful life of the assets under the lease, or, if the latter is shorter, over the term of the corresponding lease.

Gain or loss derived of the write-off or disposal of an item of property, plant and equipment is determined as the difference between the obtained sale value and the book value and it is recognized in profit or loss.

Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

The method of amortization of mining exploitation rights will be determined at the time it becomes used by us.

The estimated useful life and amortization method are reviewed at the end of the fiscal year, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives, acquired separately, are carried at cost less accumulated impairment losses.

Components of Certain Statement of Profit or Loss and Other Comprehensive Income Line Items

Net Revenue

Our net revenue is derived by deducting discounts to clients from our gross sales revenue. Although gross sales revenues from Paraguay are in Guaraníes, most of our gross sales revenue is denominated in pesos and is derived primarily from our sale of cement products, concrete, aggregates and railway services.

Cost of Sales

Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2017, 2016 and 2015.

	For the Year Ended December 31,
	2017	2016	2015
	(in percentages)
Salaries, wages and social security charges	19.2	20.4	18.6
Thermal energy	13.7	16.1	16.1
Preservation and maintenance costs	10.1	11.1	10.2
Electrical power	8.8	10.5	8.8
Contractors	6.8	7.6	6.9
Freight	10.1	7.2	9.4
Depreciation	5.9	6.8	5.5
Packaging	3.4	4.7	4.6
Taxes, contributions and commissions	1.5	1.6	1.6
Security	0.7	0.8	0.7
Transport and travelling expenses	0.8	0.8	0.7
Fees and compensation for services	1.4	0.6	0.6
Employee benefits	0.4	0.5	0.4
Leases	0.2	0.3	0.2
Insurance	0.2	0.2	0.2
Canon (concession fee)	0.1	0.1	0.4
Tolls	n.m.	0.1	0.1
Communications	0.1	0.1	0.1
Data processing	0.1	0.1	0.1
Water, natural gas and energy services	n.m.	n.m.	n.m.
Others	1.5	1.5	1.5

Production expenses	85.3	91.4	86.7

Cost of sales	100.0	100.0	100.0

Selling and Administrative Expenses

Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling expenses that each such component represented for the years ended December 31, 2017, 2016 and 2015.

	For the Year Ended December 31,
	2017	2016	2015
	(in percentages)
Salaries, wages and social security charges	31.6	36.5	35.0
Taxes, contributions and commissions	31.2	26.8	29.7
Freight	12.1	12.9	12.4
Managers, directors and trustees’ fees	6.9	6.1	5.8
Fees and compensation for services	4.6	4.2	4.1
Advertising expenses	2.5	2.4	2.4
Leases	1.4	1.5	1.4
Depreciation and amortization	1.2	1.4	1.8
Transport and travelling expenses	1.5	1.4	1.3
Employee benefits	1.6	1.2	1.1
Data processing	1.0	1.1	1.0
Communications	0.7	0.8	0.7
Allowance for doubtful accounts	n.m.	0.7	0.1
Insurance	0.5	0.4	n.m.
Preservation and maintenance costs	0.6	0.4	0.4
Security	0.2	0.1	0.1
Water, natural gas and energy services	0.1	0.1	n.m.
Others	2.3	2.1	2.4

Total selling and administrative expenses	100.0	100.0	100.0

Finance Costs, Net

Our finance costs, net, principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) gains or losses on swap transactions that we undertake from time to time; (4) foreign exchange variations related to our foreign currency-denominated indebtedness; (5) fees, commissions and other charges paid to financial institutions; and (6) taxes on credits and debits in bank accounts. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2017, see “—Liquidity and Capital Resources—Indebtedness and Financing Strategy.”

Income Tax Expense

Income tax expense consists primarily of current tax. Current income tax is measured as the amount expected to be paid (or recovered, to the extent applicable) to tax authorities based on the taxable profit for the period.

Results of Operations

In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the periods indicated to our consolidated results of operations, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2017, Compared to the Year Ended December 31, 2016

The following table sets forth our statement of profit or loss and other comprehensive income for 2017 and 2016:

	For the Year Ended December 31,		Variation
	2017	2016	Amount	(%)
	(in millions of Ps., except percentages)
Net revenue	15,286.5	9,874.4	5,412.1	54.8
Cost of sales	(10,850.1)	(7,264.5)	(3,585.5)	49.4

Gross profit	4,436.5	2,609.9	1,826.5	70.0

Share of profit (loss) of associates	—	36.6	(36.6)	(100.0)
Selling and administrative expenses	(1,199.1)	(929.3)	(269.7)	29.0
Other gains and losses	78.7	123.9	(45.2)	(36.5)
Tax on debits and credits to bank accounts	(188.0)	(140.0)	(48.0)	34.3
Finance costs, net
Exchange rate differences	(313.1)	(261.0)	(52.1)	20.0
Financial income	103.8	41.1	62.7	152.6
Financial expenses	(632.9)	(721.4)	88.5	(12.3)

Profit before taxes	2,285.9	759.8	1,526.1	200.9

Income tax expense
Current	(651.1)	(238.7)	(412.4)	172.8
Deferred	65.6	(19.0)	84.6	(444.5)

Net profit	1,700.4	502.0	1,198.4	238.7

n.m. = Not meaningful.

Net revenue

Our net revenue increased Ps.5,412.1 million, or 54.8%, from Ps.9,874.4 million in 2016 to Ps.15,286.5 million in 2017, mainly due to the increases of Ps.1,153 million for the consolidation of Yguazú Cemento S.A. and increases in average sales prices and volume sold in Argentina. In 2017, the average sales prices increased by 28.6%, 33.4%, 22.6%, 25.2% and 6.0% in our cement, masonry cement and lime segment, concrete segment, railroad segment, aggregates segment and others segment, respectively. Our price increases followed our commercial strategy and were primarily aimed at improving profitability margins offsetting inflation effects. This was accompanied by increases of 8.9%, 36.6%, 7,2%, 10,1% and 0.3% in the sales volume of our cement, masonry cement and lime segment, concrete segment, railroad segment, aggregates segment and others segment, respectively.

•	Cement, masonry cement and lime segment: Net revenue from our cement, masonry cement and lime segment increased Ps.3,335 million, from Ps.8,314 million in 2016 to Ps.11,649 million in 2017, mainly due to an increase of Ps.2,592 million generated by the increase of 28.6% in the average sales price of this segment, and an increase of Ps.743 million due to the increase of 8.9% in 2017’s sales volume.

•	Cement Paraguay: In 2017, the Paraguayan economy grew by 4.3%, driven mainly by the industrial sector and to a lesser extent by agriculture. In line with this economic growth, the cement industry expanded by 3.4% in the same period, while revenues from our operations reached Ps.1,153 million and volume sold of 0.57 million tons.

•	Concrete segment: Net revenue from our concrete segment increased Ps.859 million, from Ps.1,045 million in 2016 to Ps.1,903 million in 2017, mainly due to an increase of Ps.476 million generated by the increase of 33.4% in the average sales price and by an increase of Ps.383 million due to the increase of 36.6% in sales volume.

•	Railroad segment: Net revenue from our railroad segment increased Ps.384 million, from Ps.1,224 million in 2016 to Ps.1,608 million in 2017, mainly due to an increase of Ps.296 million generated by the increase of 22.6% in the average sales price and by an increase of Ps. 88 million due to the increase of 7.2% in sales volume.

•	Aggregates segment: Net revenue from our aggregates segment increased Ps.72 million, from Ps.189 million in 2016 to Ps.261 million in 2017, mainly due to an increase of Ps.53 million generated by the increase of 25.2% in the average sales price and by an increase of Ps.19 million due to the increase of 10.1% in sales volume.

•	Others segment: Net revenue from our others segment increased Ps.57 million, from Ps.76 million in 2016 to Ps.133 million in 2017, mainly due to an increase in services rendered to third parties.

Cost of sales

Our cost of sales increased Ps.3,586 million, or 49.4%, from Ps.7,265 million for 2016 to Ps.10,850 million for 2017, mainly due to (1) the consolidation of Yguazú Cementos S.A. amounting to Ps.803 million, (2) a Ps.569 million increase in salaries, wages and social contributions as a result of inflation-related wage increase of 27% in Argentina and an increase of 4% in average headcount; (3) a Ps.427 million increase in the cost of freight principally as a result of greater sales volume with higher bulk proportion; and (4) a Ps.265 million increase in preservation and maintenance costs as a result of an increase in the cost of spare parts and services used in maintenance tasks.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2017	2016
	(in millions of Ps.)
Production expenses	9,250.0	6,640.7
(+) Inventories at the beginning of the year	1,893.1	1,149.1
(+) Acquisition of inventories from business combinations under common control	—	181.8
(+) Currency translation differences	37.5	—
(+) Purchases	1,718.0	1,186.1
(-) Inventories at the end of the year	2,048.5	1,893.1

Cost of sales	10,850.1	7,264.5

The cost of sales of our segments is set forth below:

•	Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment increased by 32.1%, from Ps.6,046 million in 2016 to Ps.7,986 million in 2017, mainly due to inflation-related increases in salaries, wages and social contributions in Argentina as well as an increase in the cost of contractors . These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume of our products and services in 2017.

•	Cement Paraguay: Cost of sales in 2017 was Ps.803 million. The main components of our cost of sales from our cement Paraguay segment were thermal and electrical energy, raw materials, depreciation and wages and salaries.

•	Concrete segment: Cost of sales from our concrete segment increased by 85.4%, from Ps.968.4 million in 2016 to Ps.1,795.1 million in 2017, mainly due to an increase of 36% in sales volume of our products and services during 2017.

•	Railroad segment: Cost of sales from our railroad segment increased by 33.7%, from Ps.1,011.6 million in 2016 to Ps.1,352.4 million in 2017, mainly due to inflation-related increases in salaries, wages and social contributions as well as increases in security services, preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2017.

•	Aggregates segment: Cost of sales from our aggregates segment increased by 51.0%, from Ps.176.6 million in 2016 to Ps.266.7 million in 2017, mainly due to an increase in freights to clients and salaries, wages and social contributions, as well as increases in preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2017.

•	Others segment: Cost of sales from our others segment increased by 88.7%, from Ps.35.7 million in 2016 to Ps.67.4 million in 2017, mainly due to an increase in the cost of transportation of industrial waste for its subsequent treatment, as well as increases in rentals and contractors. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2017.

Gross Profit

As a result of the foregoing, our gross profit increased Ps.1,826.5 million, or 70.0%, from Ps.2,609.9 million in 2016 to Ps.4,436.5 million in 2017. Our gross profit increased Ps.349.4 for the consolidation of Yguazú Cementos S.A. and Ps.1,477.1 for our Argentine operations. Our gross margin (gross profit divided by net revenue and expressed as a percentage) increased by 2.6 points or 260 basis points, from 26.4% in 2016 to 29.0% in 2017.

Share of profit (loss) of associates

We recorded a gain from share or profit of associates of Ps.36.6 million in 2016, while during 2017, Yguazú Cementos’ results of operations were recorded in the respective lines of our audited consolidated statement of profit or loss and other comprehensive income.

Selling and administrative expenses

Our selling and administrative expenses increased Ps.269.7 million, or 29.0%, from Ps.929.3 million for 2016 to Ps.1,199.1 million for 2017, mainly due to (1) a Ps.124.3 million increase in the taxes, charges, contributions and commissions principally due to an increase in the sales tax; (2) an Ps.65.6 million increase in salaries, wages and social contributions, and managers and directors fees; and (3) the consolidation of Yguazú Cementos S.A. amounting to Ps.42.9 millions.

Other gains and losses

Our other gains and losses decreased Ps.45.2 million, or 36.5%, from Ps. 123.9 million for 2016 to Ps.78.7 million for 2017. During 2016, our other gains and losses was primarily composed of profit of Ps.84.4 million resulting from Ferrosur Roca’s canon (concession fee) recovery from the capitalization of payments made to the railway system and Ps.40.2 million in miscellaneous income, primarily composed by other sales unrelated to our operations. During 2017, our other gains and losses was primarily composed of service fee from ADS Depositary bank.

Finance costs net

Our finance costs, net decreased Ps.99.1 million, or 10.5%, from Ps.941.3 million for 2016 to Ps.842.1 million for 2017, due to a decrease of Ps.196.6 million in financial expenses, an increase in financial income of Ps.62.5, partially offset by Ps.87.3 million in losses from exchange rate differences, and Ps.72.7 millions for the consolidation of Yguazú Cementos.

Our financial expenses decreased Ps.88.5 million, or 12.3%, from Ps.721.4 million for 2016 to Ps.632.9 million for 2017, mainly due to: (1) a Ps.163.0 million decrease in interest expenses, principally due to an decrease in the principal amount of loans and financings in 2017 compared to 2016; and (2) a Ps.18.5 million decrease in unwinding of discounts on provisions and liabilities; which was partially offset by Ps.108.3 million for the consolidation of Yguazú Cementos.

Our financial income increased Ps.62.7 million, or 152.3%, from Ps.41.1 million for 2016 to Ps.103.8 million for 2017, mainly due to: a Ps.74.1 million increase in interest income from short-term investments partially offset by a Ps.11.4 million decrease in interest income from loans to related parties, principally due to a decrease in the principal amount of loan granted to InterCement Brasil S.A.

Tax on debits and credits to bank accounts

Our tax on debits and credits to bank accounts increased Ps.48.0 million, or 34.3%, from Ps. 140.0 million for 2016 to Ps.188.0 million for 2017, mainly due to an increase in the amounts paid for purchases and collected from sale and the effects from investing and financial activities.

Income tax expense

Our income tax expense increased Ps.327.8 million, or 127.2%, from Ps.257.7 million for 2016 to Ps.585.5 million for 2017. Our effective tax rate was 25.6% in 2017 compared to 33.9% in 2016.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2017	2016
	(amounts in millions of Ps.)
Profit before income tax expense	2,285.9	759.8
Statutory rate	35%	35%

Income tax at statutory rate	(800.1)	(265.9)
Adjustments for calculation of the effective income tax:
Effect of different statutory income tax rate in Paraguay(1)	58.3	—
Expenses of capital issue(2)	50.1	—
Share of profit (loss) of associates(3)	—	12.8
Change in tax rate(4)	94.8	—
Other non-taxable income or non-deductible expense net	11.4	(4.6)

Income tax expense	(585.5)	(257.7)

Effective rate	25.6%	33.9%
Income tax expense
Current	(651.1)	(238.7)
Deferred	65.6	(19.0)

Total	(585.5)	(257.7)

(1)	Statutory income tax rate in Argentina in 2017 was 35% while in Paraguay was 10%.
(2)	Disclosed in Equity, net of Capital increase.
(3)	Since the share of profit (loss) in foreign companies is not taxable in Argentina, we adjust the effective income tax rate by subtracting or adding, as applicable, the share of profit (loss) of associates in Yguazú Cementos, a company formed under the laws of Paraguay, multiplied by the Argentine statutory rate of 35%. The fluctuations between the periods presented are due to losses recorded by Yguazú Cementos in 2015 generated by (i) the 25% depreciation of the Guaraní against the U.S. dollar in 2015 and its impact on Yguazú Cementos’ U.S. dollar-denominated indebtedness and related financial expenses, while the depreciation in 2016 was minus 1%; and (ii) a non-recurrent loss of US$6.3 million (Ps.68 million) recorded by Yguazú Cementos in 2015 relating to an advance payment made to Satarem AG, an engineering, procurement and construction contractor that subsequently made a voluntary bankruptcy filing. As a result of that filing, Yguazú Cementos determined that the advance payment would not be recoverable. See “—Results of Operations—Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015—Share of profit (loss) of associates.”
(4)	On December 29, 2017, Argentina enacted a comprehensive tax reform (Law No. 27,430) through publication in the Official Gazette. The Law is effective from January 1, 2018. Specifically, introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

Our current income tax increased Ps.412.4 million, or 172.8%, from Ps.238.7 million for 2016 to Ps.651.1 million for 2017, mainly due to a higher taxable income.

Our deferred income tax increased Ps.84.6 million, or 444.5%, from a loss of Ps.19.0 million in 2016 to an income of Ps.65.6 million in 2017, mainly due to differences between financial statements income and taxable income such as, depreciation criteria, present value adjustment and, mainly, tax losses.

Net profit

As a result of the foregoing, our net profit increased Ps.1,198.4 million, or 238.7%, from Ps.502.0 million for 2016 to Ps.1,700.4 million for 2017. Our net profit increased Ps.220.7 million because of the increase in our equity interest in Yguazú Cementos form 35% to 51% effective as of December 22, 2016 and the level of net profit from the Paraguayan operations in 2017 and Ps.1,479.7 for our Argentine operations. Our net margin (net profit divided by net revenue and expressed as a percentage) increased by 6 percentage points, from 5.1% for 2016 to 11.1% for 2017.

Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015

The following table sets forth our statement of profit or loss and other comprehensive income for 2016 and 2015:

	For the Year Ended December 31,		Variation
	2016	2015	Amount	(%)
	(in millions of Ps., except percentages)
Net revenue	9,874.4	7,871.0	2,003.5	25.5
Cost of sales	(7,264.5)	(5,808.5)	(1,456.0)	25.1

Gross profit	2,609.9	2,062.5	547.5	26.5

Share of profit (loss) of associates	36.6	(105.1)	141.8	n.m.
Selling and administrative expenses	(929.3)	(712.4)	(216.9)	30.4
Other gains and losses	123.9	50.1	73.8	147.3
Tax on debits and credits to bank accounts	(140.0)	(109.5)	(30.5)	27.9
Finance costs, net
Exchange rate differences	(261.0)	(158.8)	(102.2)	64.3
Financial income	41.1	26.2	15.0	57.3
Financial expenses	(721.4)	(458.9)	(262.5)	57.2

Profit before taxes	759.8	593.9	165.9	27.9

Income tax expense
Current	(238.7)	(209.8)	(28.9)	13.8
Deferred	(19.0)	(32.5)	13.5	n.m.

Net profit	502.0	351.5	150.5	42.8

n.m. = Not meaningful.

Net revenue

Our net revenue increased Ps.2,003.5 million, or 25.5%, from Ps.7,871.0 million in 2015 to Ps.9,874.4 million in 2016, mainly due to increases of 38.4%, 39.4%, 45.3%, 43.4% and 56.9% in the average sales price obtained by our cement, masonry cement and lime segment, concrete segment, railroad segment, aggregates segment and others segment, respectively. Our price increases were primarily due to the implementation of a new strategy focused on recovering lost margins in the past years due to general price controls (see “Item 3.D Key Information—Risk Factors— Risks Relating to Argentina—Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations”). This was partially offset by decreases of 10.3%, 5.6%, 8.4%, 8.6% and 14.7% in the sales volume of our cement, masonry cement and lime segment, concrete segment, railroad segment, aggregates segment and others segment, respectively.

•	Cement, masonry cement and lime segment: Net revenue from our cement, masonry cement and lime segment increased Ps.1,613.1 million, from Ps.6,701.3 million in 2015 to Ps.8,314.4 million in 2016, mainly due to an increase of Ps.2,571.2 million generated by the increase of 38.4% in the average sales price of this segment partially offset by a decrease of Ps.958.1 million due to the decrease of 10.3% in 2016’s sales volume.

•	Concrete segment: Net revenue from our concrete segment increased Ps.250.9 million, from Ps.793.7 million in 2015 to Ps.1,044.6 million in 2016, mainly due to an increase of Ps.312.5 million generated by the increase of 39.4% in the average sales price obtained by this segment partially offset by a decrease of Ps.61.6 million due to the decrease of 5.6% in this segment’s sales volume.

•	Railroad segment: Net revenue from our railroad segment increased Ps.304.0 million, from Ps.919.7 million in 2015 to Ps.1,223.7 million in 2016, mainly due to an increase of Ps.416.9 million generated by the increase of 45.3% in the average sales price obtained by this segment and partially offset by a decrease of Ps.112.9 million due to the decrease of 8.4% in this segment’s sales volume.

•	Aggregates segment: Net revenue from our aggregates segment increased Ps.44.8 million, from Ps.144.7 million in 2015 to Ps.189.5 million in 2016, mainly due to an increase of Ps.62.7 million generated by the increase of 43.4% in the average sales price obtained by this segment partially offset by a decrease of Ps.17.9 million due to the decrease of 8.6% in this segment’s sales volume.

•	Others segment: Net revenue from our others segment increased Ps.19.1 million, from Ps.56.6 million in 2015 to Ps.75.6 million in 2016, mainly due to an increase of Ps.32.2 million generated by the increase of 56.9% in the average sales price obtained by this segment partially offset by a decrease of Ps.13.1 million due to the decrease of 14.7% in this segment’s sales volume.

Cost of sales

Our cost of sales increased Ps.1,456.0 million, or 25.1%, from Ps.5,808.5 million for 2015 to Ps.7,264.5 million for 2016, mainly due to (1) a Ps.400.9 million increase in salaries, wages and social contributions as a result of inflation-related wage increases in Argentina; (2) a Ps.256.0 million increase in the cost of electrical power principally as a result of the withdrawal of government subsidies to electrical power rates; (3) a Ps.231.3 million increase in the cost of thermal energy as a result of an increase in the international prices of solid fuels and an increase of natural gas prices, each of which is closely tied to fluctuations in the peso/ U.S. dollar exchange rate; and (4) a Ps.210.6 million increase in preservation and maintenance costs as a result of an increase in the cost of spare parts and services used in maintenance tasks, which was partially offset by a decrease in sales volume in 2016.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2016	2015
	(in millions of Ps.)
Production expenses	6,640.7	5,037.5
(+) Inventories at the beginning of the year	1,149.1	937.8
(+) Acquisition of inventories from business combinations under common control	181.8	—
(+) Purchases	1,186.1	982.4
(-) Inventories at the end of the year	1,893.1	1,149.1

Cost of sales	7,264.5	5,808.5

The cost of sales of our segments is set forth below:

•	Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment increased by 24.0%, from Ps. 4,874.3 million in 2015 to Ps. 6,045.6 million in 2016, mainly due to inflation-related increases in salaries, wages and social contributions in Argentina as well as an increase in the cost of electrical power and fuels. These effects were partially offset by reduced sales volume of our products and services during 2016.

•	Concrete segment: Cost of sales from our concrete segment increased by 28.1%, from Ps.755.8 million in 2015 to Ps.968.4 million in 2016, mainly due to inflation-related increases of salaries, wages and social contributions as well as an increase in the cost of electrical power and fuel. These effects were partially offset by reduced sales volume of our products and services during 2016.

•	Railroad segment: Cost of sales from our railroad segment increased by 30.8%, from Ps.773.4 million in 2015 to Ps.1,011.6 million in 2016, because of inflation-related increases in salaries, wages and social contributions as well as increases in security services, preservation and maintenance costs and fuel-related costs. These effects were partially offset by a decrease in canon (concession fee) and reduced sales volume of our services during 2016.

•	Aggregates segment: Cost of sales from our aggregates segment increased by 51.2%, from Ps.116.8 million in 2015 to Ps.176.6 million in 2016, mainly due to an increase in freights to clients and salaries, wages and social contributions. These effects were partially offset by reduced sales volume of our products and services during 2016.

•	Others segment: Cost of sales from our others segment increased by 7.7%, from Ps.33.2 million in 2015 to Ps.35.7 million in 2016, mainly due to an increase in the cost of transportation of industrial waste for its subsequent treatment, as well as inflation-related increases in salaries and rentals. These effects were partially offset by reduced sales volume of our services during 2016.

Gross Profit

As a result of the foregoing, our gross profit increased Ps.547.5 million, or 26.5%, from Ps.2,062.5 million in 2015 to Ps.2,609.9 million in 2016. Our gross margin (gross profit divided by net revenue and expressed as a percentage) increased by 0.2 points or 20 basis points, from 26.2% in 2015 to 26.4% in 2016.

Share of profit (loss) of associates

We recorded a gain from share of profit (loss) of associates of Ps.36.6 million during 2016 compared to a loss of Ps.105.1 million during 2015. This variation is principally due to: (1) 25% depreciation of the Guaraní against the U.S. dollar in 2015 and its impact on Yguazú Cementos’ U.S. dollar-denominated indebtedness and related financial expenses; and (2) a loss of US$6.3 million recorded by Yguazú Cementos in 2015 related to an advance payment to Satarem AG, an engineering, procurement and construction contractor, for breach of contract in connection with the construction of a cement plant. As a result of Satarem AG’s voluntary bankruptcy filing, the receivable was considered as non-recoverable by Yguazú Cementos S.A.

Selling and administrative expenses

Our selling and administrative expenses increased Ps.216.9 million, or 30.4%, from Ps.712.4 million for 2015 to Ps.929.3 million for 2016, mainly due to (1) an Ps.89.7 million increase in salaries, wages and social contributions primarily as a result of inflation, which was 40.9% in 2016 (according to CPI inflation rates published by Ciudad de Buenos Aires (IPCBA)); (2) a Ps.37.5 million increase in the taxes, charges, contributions and commissions principally due to an increase in the sales tax; and (3) a Ps.31.8 million increase in freight expenses.

Other gains and losses

Our other gains and losses increased Ps.73.8 million, or 147.3%, from Ps.50.1 million for 2015 to Ps.123.9 million for 2016. During 2015, our other gains and losses was primarily composed of profit of Ps.46.5 million resulting from Ferrosur Roca after obtaining a favorable judgment in its legal proceeding against the Province of Buenos Aires and the Provincial Railway Program Execution Unit (Unidad Ejecutora del Programa Ferroviario Provincial), or the Railway Program. During 2016, our other gains and losses was primarily composed of profit of Ps.84.4 million resulting from Ferrosur Roca’s canon (concession fee) recovery from the capitalization of payments made to the railway system and Ps.40.2 million in miscellaneous income, primarily composed by other sales unrelated to our operations.

Finance costs, net

Our finance costs, net increased Ps.349.7 million, or 59.1%, from Ps.591.6 million for 2015 to Ps.941.3 million for 2016, due to increases of Ps.262.5 million and Ps.102.2 million in financial expenses and losses from exchange rate differences, respectively, partially offset by an increase in financial income of Ps.15.0 million.

Our financial expenses increased Ps.262.5 million, or 57.2%, from Ps.458.9 million for 2015 to Ps.721.4 million for 2016, mainly due to: (1) a Ps.199.9 million increase in interest expenses, principally due to an increase in the average principal amount of loans and financings in 2016 compared to 2015; and (2) a Ps.52.3 million increase in losses from the revaluation of financial liabilities.

Our financial income increased Ps.15.0 million, or 57.3%, from Ps.26.2 million for 2015 to Ps.41.1 million for 2016, mainly due to: (1) a Ps.9.8 million increase in gains from the revaluation of financial assets and other financial income, principally due to interest gains recognized by the credit of the canon (concession fee) recovery from the capitalization of payments made to the railway system; and (2) a Ps.5.4 million increase in interest income from InterCement Brasil S.A., principally due to fluctuations in exchange rates and interest rates.

Tax on debits and credits to bank accounts

Our tax on debits and credits to bank accounts increased Ps.30.5 million, or 27.9%, from Ps.109.5 million for 2015 to Ps.140.0 million for 2016, mainly due to an increase in the amounts paid for purchases and collected from sale and the effects from investing and financial activities.

Income tax expense

Our income tax expense increased Ps.15.4 million, or 6.3%, from Ps.242.4 million for 2015 to Ps.257.7 million for 2016. Our effective tax rate was 33.9% in 2016 compared to 40.8% in 2015.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2016	2015
	(amounts in millions of Ps.)
Profit before income tax expense	759.8	593.9
Statutory rate	35%	35%

Income tax at statutory rate	(265.9)	(207.9)
Adjustments for calculation of the effective income tax:
Share of profit (loss) of associates(1)	12.8	(36.8)
Other non-taxable income or non-deductible expense, net	(4.6)	2.3

Income tax expense	(257.7)	(242.4)

Effective rate	33.9%	40.8%
Income tax expense
Current	(238.7)	(209.8)
Deferred	(19.0)	(32.5)

Total	(257.7)	(242.4)

(1)	Since the share of profit (loss) in foreign companies is not taxable in Argentina, we adjust the effective income tax rate by subtracting or adding, as applicable, the share of profit (loss) of associates in Yguazú Cementos, a company formed under the laws of Paraguay, multiplied by the Argentine statutory rate of 35%. The fluctuations between the periods presented are due to losses recorded by Yguazú Cementos in 2015 generated by (i) the 25% depreciation of the Guaraní against the U.S. dollar in 2015 and its impact on Yguazú Cementos’ U.S. dollar-denominated indebtedness and related financial expenses, while the depreciation in 2016 was minus 1%; and (ii) a non-recurrent loss of US$6.3 million (Ps.68 million) recorded by Yguazú Cementos in 2015 relating to an advance payment made to Satarem AG, an engineering, procurement and construction contractor that subsequently made a voluntary bankruptcy filing. As a result of that filing, Yguazú Cementos determined that the advance payment would not be recoverable. See “—Results of Operations— Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015—Share of profit (loss) of associates.”

Our current income tax increased Ps.28.9 million, or 13.8%, from Ps.209.8 million for 2015 to Ps.238.7 million for 2016, mainly due to a higher taxable income.

Our deferred income tax decreased Ps.13.5 million, or 41.5%, from Ps.32.5 million in 2015 to Ps.19.0 million in 2016, mainly due to differences between financial statements income and taxable income such as, depreciation criteria, present value adjustment and, mainly, tax losses.

Net profit

As a result of the foregoing, our net profit increased Ps.150.5 million, or 42.8%, from Ps.351.5 million for 2015 to Ps.502.0 million for 2016. Our net margin (net profit divided by net revenue and expressed as a percentage) increased by 0.6 percentage points, from 4.5% for 2015 to 5.1% for 2016.

B. Liquidity and Capital Resources

Our financial condition and liquidity is and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on our indebtedness, which affect our net financial expenses;

•	prevailing domestic and international interest rates, which affect our debt service requirements; and

•	our capital expenditure requirements, which consist primarily of investments in our operations, maintenance, equipment and plant facilities.

Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness; and

•	capital expenditures related to investments in our operations, maintenance, equipment and plant facilities.

During 2017, we used cash flow generated by our operations primarily for capital expenditures and servicing our debt. As of December 31, 2017, our cash and cash equivalents (defined as cash and banks and short-term investments) was Ps.3,179.7 million, and we had a working capital surplus (defined as current assets less current liabilities) of Ps.1,044.2 million.

We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, together with the net proceeds of the offering on October 31, 2017, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. Although we believe that we have adequate sources of liquidity (see note 25 to our audited consolidated financial statements), weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.

Capital Expenditures

We expect to invest approximately US$350 million from 2018 to 2020 in the expansion of our L’Amalí plant, to increase our production capacity to meet expected additional demand for our products. The timing of the incurrence of these capital expenditures may be affected by our results of operations, our leverage ratios, available financing and market conditions. As of December 31, 2017, we have invested Ps.39 million in the construction of the L’Amalí plant.

Our principal proposed expansion project during next three years is the expansion of our L’Amalí plant production capacity by an additional 2.7 million tons by the beginning of 2020. This plant has an installed annual production capacity of approximately 2.2 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. Once the expansion is completed, L’Amalí is expected to become the largest cement plant in Argentina and one of the largest in Latin America, based on installed annual cement production capacity. This expansion of our L’Amalí plant will enable us to produce at a lower cost allowing us to reduce our overall production costs plants which should positively impact our results.

We expect to meet these capital expenditure needs from our operating cash flow and cash on hand, and we may also incur additional indebtedness to finance a portion of these expenditures, including from equipment suppliers and development banks, particularly if financing is available on attractive terms.

Our actual capital expenditures may vary from the related amounts we have budgeted, both in terms of the aggregate capital expenditures we incur and when we incur them.

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of Ps.)
Net cash flows provided by (used in):
Operating activities	3,220.3	1,612.9	1,383.1
Investing activities	(1,258.1)	(463.0)	(488.8)
Financing activities	297.8	(696.7)	(850.3)

Increase (decrease) in cash and cash equivalents	2,260.0	453.2	44.0

Year Ended December 31, 2017

In 2017, our cash resulting from profit before tax adjusted to reconcile net profit to net cash provided by operating activities was Ps.3,753.5 million. The sum of changes in operating assets and liabilities were Ps.248.7 million in 2017, which was mainly due to cash flows of Ps.87.7 million used to increase our inventories and a Ps.535.0 million increase in trade accounts receivable, partially offset by a Ps.133.3 million increase in accounts payable and a Ps.160.4 million increase in salaries and social security payables. In 2017, we also paid income taxes of Ps.284.5 million, resulting in net cash provided by operating activities of Ps.3,220.3 million.

Our net cash flow used in investing activities was Ps.1,258.1 million in 2017, mainly as a result of our acquisition of property, plant and equipment and intangible assets in the amount of Ps.1,246.1 million and Ps.28.1 million, respectively, during the year. This effect was partially offset by Ps.13.6 million in proceeds from the disposal of Property, plant and equipment and Ps. 30.3 in interest received. These investments mainly consisted of the mounting of a dust filter in the Catamarca plant as well as capital expenditures related to general maintenance, stripping costs and our railroad operations.

Our net cash flow provided in financing activities was Ps.297.8 million in 2017, due to dividend payments of Ps.442.9 million, amortizations of borrowings of Ps.3,521.7 million and interest paid to service our debt of Ps.532.1 million, the combined effects of which were partially offset by Ps.2,927.8 million in new borrowings acquired and Ps.1,866.7 million proceeds from initial public offering, net of insurance costs.

Our cash and cash equivalents increased by Ps.2,260.0 million in 2017, mainly due to Ps.3,220.3 million and Ps.297.8 million in net cash flows provided by operating activities and by financing activities, respectively, which were partially offset by net cash flows used by investing activities of Ps.1,258.1 million.

Year Ended December 31, 2016

In 2016, our cash resulting from profit before tax adjusted for non-cash items was Ps.1,991.5 million. The sum of changes in operating assets and liabilities were Ps.211.8 million in 2016, which was mainly due to cash flows of Ps.562.2 million used to increase our inventories and a Ps.164.7 million increase in trade accounts receivable, partially offset by a Ps.450.4 million increase in accounts payable and a Ps.113.4 million increase in salaries and social security payables. In 2016, we also paid income taxes of Ps.166.7 million, resulting in net cash provided by operating activities of Ps.1,612.9 million.

Our net cash flow used in investing activities was Ps.463.0 million in 2016, mainly as a result of our acquisition of property, plant and equipment and intangible assets in the amount of Ps.643.1 million and Ps.26.3 million, respectively, during the year. This effect was partially offset by Ps.207.9 million in cash and cash equivalents received as a result of business combinations. These investments mainly consisted of an acquisition of a dust filter in the Catamarca plant as well as capital expenditures related to general maintenance, renewal of the concrete fleet, stripping costs and our railroad operations.

Our net cash flow used in financing activities was Ps.696.7 million in 2016, due to dividend payments of Ps.853.1 million, amortizations of borrowings of Ps.840.2 million and interest paid to service our debt of Ps.600.6 million, the combined effects of which were partially offset by Ps.1,597.2 million in new borrowings acquired.

Our cash and cash equivalents increased by Ps.453.2 million in 2016, mainly due to Ps.1,612.9 million in net cash flows provided by operating activities, which was partially offset by net cash flows used by investing activities of Ps.463.0 million and net cash flows used in financing activities of Ps.696.7 million.

Year Ended December 31, 2015

In 2015, our cash resulting from profit before tax adjusted for non-cash items was Ps.1,542.4 million. The sum of changes in operating assets and liabilities were Ps.9.1 million in 2015, which was mainly composed of cash flows of Ps.211.4 million used to increase our inventories, a Ps.87.4 million increase in trade accounts receivable, a Ps.81.6 million increase in other receivables and a Ps. 40.1 million increase in tax payables, the effects of which were partially offset by a Ps.379.6 million increase in accounts payable. In 2015, we also paid income taxes of Ps.168.4 million, resulting in net cash provided by operating activities of Ps.1,383.1 million.

Our net cash flow used in investing activities was Ps.488.8 million in 2015, mainly as a result of our acquisition of property, plant and equipment in the amount of Ps.472.5 million and payments to acquire intangible assets for Ps.22.3 million during the year. These investments mainly consisted of capital expenditures related to general maintenance and stripping costs and our railroad operations.

Our net cash flow used in financing activities was Ps.850.3 million in 2015, due to amortizations of borrowings of Ps.1,262.1 million and interest paid to service our debt of Ps.417.3 million, the combined effects of which were partially offset by Ps.829.1 million in new borrowings acquired.

Our cash and cash equivalents increased by Ps.44.0 million in 2015, mainly due to Ps.1,383.1 million in net cash flows provided by operating activities, which was partially offset by and net cash flows used by investing activities of Ps.488.8 million and net cash flows used in financing activities of Ps.850.3 million.

Indebtedness and Financing Strategy

As of December 31, 2017, our total outstanding consolidated borrowings were Ps.4,363.9 million, consisting of Ps.1,759.6 million of short-term borrowings, including current portion of long-term borrowings (or 40.3% of our total borrowings) and Ps.2,604.3 million of long-term borrowings (or 59.7% of our total borrowings).

Our peso-denominated consolidated borrowings as of December 31, 2017 were Ps.1,012.1 million (or 23.2% of our total borrowings) and our foreign currency-denominated borrowings were Ps.3,351.8 million (or 76.8% of our total borrowings), of which Ps.1,881.7 million were denominated in U.S. dollars and Ps.1,470.0 million in Guaraní.

As of December 31, 2017, Ps.2,488.8 million, or 57.0% of our total consolidated borrowings, bore interests at floating rates, including Ps.448.6 million of peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.1,792.4 million of foreign currency-denominated borrowings that bore interest at rates based on Libor and Ps.247.8 million peso-denominated borrowings that bore interest at others floating rates.

The following table sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2017:

	Company	Annual Interest Rate	Maturity	Total Outstanding as of December 31, 2017
				(in millions of Ps.)
U.S.-dollar denominated borrowings:
Banco Supervielle S.A.	Loma Negra C.I.A.S.A.	5%	September 2017	—
Banco Patagonia S.A.	Ferrosur Roca S.A.	5.75%	July 2018	89.3
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	3 Month Libor + 3.4%	June 2019	564.0
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	3 Month Libor + 3.75%	May 2020	1,228.4
Itaú-Unibanco S.A., New York Branch	Loma Negra C.I.A.S.A.	6 Month Libor + 2.9%	March 2018	—
Interamerican Development Bank—IDB(1)	Yguazú Cementos S.A.	6 Month Libor + 3.5%	August 2021	—
Latin American Development Bank—CAF(1)	Yguazú Cementos S.A.	6 Month Libor + 3.5%	August 2021	—
Paraguayan Guaraní-denominated borrowings:
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	8.5%	August 2025	887.9
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	9.0%	August 2025	582.1

	Company	Annual Interest Rate	Maturity	Total Outstanding as of December 31, 2017
				(in millions of Ps.)
Banco Itaú S.A., Paraguay Branch	Yguazú Cementos S.A.	7.5%	August 2017	—
Total foreign currency denominated borrowing				3,351.8

Peso-denominated borrowings:
Banco Provincia de Buenos Aires.	Loma Negra C.I.A.S.A	BADLAR + 4%	September 2018	16.3
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	BADLAR + 2%	March 2019	89.6
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	BADLAR + 2%	June 2019	108.8
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	BADLAR + 2%	July 2019	15.1
Banco Patagonia S.A.	Loma Negra C.I.A.S.A.	BADLAR corrected + 1.65%	July 2018	70.4
Banco Patagonia S.A.	Ferrosur Roca S.A.	BADLAR corrected + 0.5	October 2018	60.8
Banco Santander Rio S.A	Loma Negra C.I.A.S.A.	BADLAR corrected + 4%	July 2018	87.6
Syndicated	Ferrosur Roca S.A.	BADLAR corrected + 3.95%	July 2017	—
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.	21.75%	April 2019	157.8
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.	21.75%	April 2019	157.8
Bank overdrafts	Loma Negra C.I.A.S.A.	29%	January 2018	12.9
Bank overdrafts	Recycomb S.A.U.	29%	January 2018	0.3
Bank overdrafts	Ferrosur Roca S.A	29%	January 2018	234.6

Total peso-denominated Borrowings				1,012.2

Total borrowings				4,363.9

(1)	Loans repaid using proceeds of Banco Continental S.A.E.C.A. and Sudameris Bank S.A.E.C.A. loans (see “—Indebtedness and Financing Strategy—Yguazú Cementos—Banco Continental S.A.E.C.A. and Sudameris Bank S.A.E.C.A.”).

Our financing strategy has been to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the net proceeds of long-term loans, in order to improve our strategic, financial and operational flexibility. As of December 31, 2017, the average maturity of our indebtedness was two years. Our financing strategy over the next several years principally involves minimizing the firm cost of capital, continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.

Certain of the instruments governing our indebtedness require us to comply with financial and nonfinancial covenants. A breach of these financial covenants would constitute an event of default under the related financial agreements and could result in the acceleration of our obligations thereunder. As of the date of this annual report, we were in compliance with these financial and non-financial covenants. Many of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

The following is a description of our material indebtedness as of the date of this annual report.

Loma Negra C.I.A.S.A.

Banco Patagonia S.A

On July 21, 2015 we entered into a loan agreement with Banco Patagonia S.A. for a total amount of Ps.200 million. The principal of this loan will be payable in nine equal and quarterly installments, commencing 365 days after the disbursement. This loan accrues interest at a nominal floating rate of Corrected Private BADLAR with interest payable on a quarterly basis. As of December 31, 2017, the amount outstanding was Ps.70.4 million.

Banco Santander Rio S.A.

On July 22, 2015, we entered into a loan agreement with Banco Santander Rio S.A. for a total amount of Ps.250 million. The principal on this loan will be payable in nine equal and quarterly installments, commencing 365 days after the disbursement. This loan accrues interest at a nominal floating rate of Corrected Private BADLAR with interest payable on a quarterly basis. As of December 31, 2017, the amount outstanding was Ps.87.6 million.

Banco de la Provincia Buenos Aires

On September 30, 2013, we entered into a loan agreement with Banco Provincia de Buenos Aires in an aggregate principal amount of Ps.80 million which amortizes in ten equal and semi-annual installments of Ps.8 million, commencing on March 30, 2014. During the first three years of this loan, interest accrued at a nominal fixed rate and, currently, the loan accrues interest at a nominal floating interest rate of BADLAR plus spread with interest payable on a monthly basis. As of December 31, 2017, the amount outstanding was Ps.16.3 million.

On March 28, 2016 and June 10, 2016, we entered into two loan agreements with Banco Provincia de Buenos Aires in an aggregate principal amount of Ps.300 million (each one being Ps.150 million). Principal on each loan will amortize in 25 equal and monthly installments, commencing 12 months after disbursement. Interest on each loan will accrue at a nominal floating interest rate of BADLAR plus spread with interest payable on a monthly basis. As of December 31, 2017, outstanding amounts of these two loans were Ps.89.6 million and Ps.108.8 million, respectively.

Furthermore, on July 27, 2016, we entered into a new loan agreement with Banco Provincia de Buenos Aires for a total amount of Ps.20 million, which reflected the same terms and conditions as the foregoing loans. As of December 31, 2017, the principal amount outstanding was Ps.15.1 million.

Industrial and Commercial Bank of China (Dubai)

On June 15, 2016, Loma Negra entered into a term loan agreement with the Industrial and Commercial Bank of China (Dubai Branch) in an aggregate principal amount of US$50.0 million. This loan is payable in five semi-annual equal installments commencing 12 months after the disbursement of the loan. This loan accrues interest at a nominal floating interest rate per annum of LIBOR plus an applicable margin with interest payable on a quarterly basis. As of December 31, 2017, the amount outstanding was Ps.564.0 million.

On May 10, 2017, Loma Negra entered into a term loan agreement with the Industrial and Commercial Bank of China (Dubai Branch) in an aggregate principal amount of US$65.0 million. This loan is payable in five semi-annual equal installments commencing 12 months after the disbursement of the loan. This loan accrues interest at a nominal floating interest rate per annum of LIBOR plus an applicable margin with interest payable on a quarterly basis. As of December 31, 2017, the amount outstanding was Ps.1,228.4 million.

HSBC Bank Argentina S.A.

On April 4, 2017, Loma Negra entered into a loan agreement with HSBC Bank Argentina S.A. in an aggregate principal amount of Ps.150.0 million. The principal of this loan will be payable in one installment due 24 months after the disbursement of the loan. This loan accrues interest at a nominal fixed rate payable on a quarterly basis. As of December 31, 2017, the amount outstanding was Ps.157.8 million.

Ferrosur Roca S.A.

Banco Patagonia S.A.

On October 21, 2015, Ferrosur Roca S.A. entered into a loan agreement with Banco Patagonia S.A. in an aggregate principal amount of Ps.130.0 million which amortizes in nine equal quarterly installments of Ps.14.4 million, commencing on October 21, 2016. This loan accrues interest at a floating interest rate of BADLAR private corrected plus an applicable margin with interest payable on a quarterly basis. This loan is guaranteed by Loma Negra on a senior unsecured basis. As of December 31, 2017, the amount outstanding was Ps.60.8 million.

On August 5, 2016, Ferrosur Roca S.A. entered into a loan agreement with Banco Patagonia S.A. in an aggregate principal amount of US$4.7 million which amortizes in three equal quarterly installments of US$1.6 million, commencing on January 25, 2018. This loan accrues interest at a nominal fixed interest rate with interest payable on a quarterly basis. This loan is guaranteed by Loma Negra on a senior unsecured basis. As of December 31, 2017, the amount outstanding was Ps.89.3 million.

HSBC Bank Argentina S.A.

On April 5, 2017, Ferrosur Roca S.A. entered into a loan agreement with HSBC Bank Argentina S.A. in an aggregate principal amount of Ps.150.0 million. The principal of this loan will be payable in one installment due 24 months after the disbursement of the loan. This loan accrues interest at a nominal fixed rate payable on a quarterly basis. This loan is guaranteed by Loma Negra on a senior unsecured basis. As of December 31, 2017, the amount outstanding was Ps.157.8 million.

Yguazú Cementos S.A.

Banco Continental S.A.E.C.A. and Sudameris Bank S.A.E.C.A.

On August 8, 2017, Yguazú Cementos S.A. entered into loan agreements with Banco Continental S.A.E.C.A. and Sudameris Bank S.A.E.C.A. in aggregate principal amounts of G.255,000 million and G.168,000 million, respectively. The principal of these loans will be payable in 16 installments on a semiannual basis, starting in February 2018. These loans accrue interests at 8.5% and 9.0%, respectively, for the first year. After the first anniversary, the interest rate will be adjusted according to average rates published by the Central Bank of Paraguay plus 0.32% and 0.82%, respectively, and in any case the interest rate will be lower than 8.5% and 9.0%, respectively. The proceeds from such loans were used to repay debt of Yguazú Cementos.

In order to guarantee the payment of these loans, Yguazú Cementos has granted second priority liens (pledge and mortgage) over certain land and property (Villa Hayes plant, Itapucumi quarry site and equipment) in favor of the local banks for an aggregate principal amount of G.423,000 million. As of December 31, 2017, the amounts outstanding were Ps.887.9 million and Ps.582.1 million, respectively.

C. Research and Development, Patents and Licenses, etc.

Intellectual Property

As of December 31, 2017, Loma Negra had 18 registered trademarks, one pending trademark applications for renewal and one pending trademark applications with the Argentine National Intellectual Property Institute. In addition, Recycomb and Ferrosur Roca are owners of two trademarks each. There are not still pending trademarks of these companies. We do not own any registered patents, industrial models or designs.

We are required to renew these trademark registrations when they expire at the end of their respective terms. Under the Argentine Trade and Service Marks Law No. 22,362, the term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter if, within the five-year period prior to each expiration, the trademark was used in the marketing of a product, in the rendering of a service or as the designation of an activity. We have no pending litigation related to trademark matters. We have also registered our trademarks in Bolivia, Brazil, Chile, Paraguay and Uruguay.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2017 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F. Tabular Disclosure of Contractual Obligations

Contractual Commitments

The following table presents information relating to our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial Indebtedness(1)	4,363.9	1,759.6	1,849.9	754.4	—
Interest payable(2)	855.5	364.2	107.5	342.1	41.6
Indemnity payment plans	37.1	21.4	14.8	0.9	0.1
Other long-term liabilities	93.8	22.0	36.9	34.9	—

Total	5,350.3	2,167.2	2,009.1	1,132.3	41.7

(1)	Includes payments of principal only.
(2)	Includes estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2017 and assuming that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates.

Selected Ratios

Comparative ratios as of and for the years ended December 31, 2017, 2016 and 2015:

	As of and for the Year Ended December 31,
	2017	2016	2015
Current Assets/Current Liabilities	1.19	0.58	0.74
Shareholder’s Equity/Total Liabilities	0.52	0.14	0.37
Non-current Assets/Total Assets	0.50	0.61	0.62
Net Profit/Average Shareholder’s Equity(1)	0.61	0.38	0.28

(1)	The average shareholders’ equity represents the average between opening and closing balances.

Supply Contracts

In 2007, we entered into a 15-year agreement with Siderar S.A.I.C., Argentina’s largest steel company, for the supply of ground granulated blast-furnace slag.

We purchase various sources of energy from several suppliers, traders and distributors of natural gas. These suppliers ensure that we have the necessary levels of energy to operate and give us flexibility to purchase additional energy, if needed. None of these purchase orders represents a material amount of our total energy supply.

In 2016, we entered into 20-year contract with Genneia S.A. for the provision of wind-sourced electric power commencing on January 1, 2018, to ensure compliance with the obligations imposed by Laws Nos. 26,190 and 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. According to the terms of this agreement, Loma Negra may be subject to monetary penalties in case of early termination resulting from an eventual breach of Loma Negra’s obligations.

G. Safe Harbor

See the discussion at the beginning of this annual report under the heading “CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS” for forward-looking statement safe harbor provisions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

Our by-laws provide that our board of directors consists of a minimum of three and up to fourteen members. Loma Negra’s board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for its business. Loma Negra’s board of directors also supervises its board of executive officers and monitors the implementation of the policies and guidelines that are established from time to time by Loma Negra’s board of directors.

The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2018. Our board of directors is presided over by the president of the board of directors and, in his absence, the vice president of the board of directors. The president of the board of directors, or the vice president in his absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be shareholders of our company.

The board of directors is required to meet as often as required by the interests of the Company and at least on a quarterly basis. The president or his alternate may, or at the request of any director shall, call for an extraordinary meeting of the board of directors at any time; provided that if such meeting is not called by the president or his alternate, it could be called by any other director. Decisions of the board of directors require a quorum of an absolute majority of members present physically or by any simultaneous electronic media including sounds and images, which permit to clearly determine the identity of the directors participating through electronic media in accordance with the applicable law, and any action may be taken by the affirmative vote of an absolute majority of those that are entitled to vote on such action. In the case of a tie, the vote of the president of the board of directors decides.

The following table lists the current members of our board of directors appointed by the ordinary and extraordinary shareholders meeting held on April 25, 2018:

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2017
Franklin Feder	67	President	No	—
Sergio Damián Faifman	44	Vice-President	No	6
Paulo Nigro	57	Director	No	—
Paulo Diniz	60	Director	No	1
Carlos Boero Hughes	52	Director	Yes	1
Diana Mondino	60	Director	Yes	1
Sergio Daniel Alonso	56	Director	Yes	1

Brief descriptions of the biographical information of the members of the board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Reconquista 1088, 7th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.

Franklin Feder. Mr. Feder was appointed as member of the board of directors of InterCement Participações S.A. in December 2017, becoming President of the board of directors of InterCement Participações S.A. in January 2018. He is also board member of other for-profit and non-profit organizations (i.e., Ethos Institute, Minerals Technologies, Inc., Paccar Inc., Companhia Brasileira de Alumínio, AES Tietê S.A., Unigel S.A., WRI Brasil e Sitawi-Finanças para o Bem). From 2005 to 2014 he served as President of Latin America & Caribbean at Alcoa. Prior to that, he was partner at Booz Allen Hamilton. Mr. Feder received a bachelor’s degree in Business Administration in 1972 from FGV—Escola de Administração de Empresas de São Paulo and an MBA from IMD Business School in 1977.

Sergio Damián Faifman. Mr. Faifman was appointed as a member of our board of directors in August 2012. He has also acted as Vice-President of our board of directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the board of directors of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A. and Recycomb S.A.U., and Vice-President of Loma Negra. In November 2016, Mr. Faifman was appointed President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002.

Paulo Nigro. Mr. Nigro was appointed as Chief Executive Officer of InterCement in March 1, 2018. He is also a board member on Ethos Institute and Lide Group. From November 2014 to February 2018, he acted as President and Chief Executive Officer at Aché Laboratórios. He also had served as member of the board on certain Aché Laboratórios’ joint ventures, such as, Melcon (hormones) and Bionovis (biotech) and he was also member of the board of the Brazilian Pharma Association. From February 2014 to May 2017 he also had served as member of the board of directors of Eldorado Brasil Celulose. During 2014 he acted as Vice President of Cluster Americas at Tetra Pak International. From 1998 until 2014 he acted as Chief Executive Officer for several companies of the Tetra Pak group in Canada, Italy and Brazil. Mr. Nigro received a bachelor’s degree in Mechanical Engineering in 1983 from Fundação Armando Álvares Penteado, a bachelor’s degree in administration in 1991 from Universidade Presbiteriana Mackenzie and a Certificate in Executive Management Development in 2005 from IMD Business School.

Paulo Diniz. Mr. Diniz was appointed as a member of our board of directors in July 2017. Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. since 2015 and he is also member of the board of directors of Cimpor—Cimentos de Portugal SGPS, S.A. and member of its Executive Committee. Mr. Diniz has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan Limited, F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Universidade de São Paulo Politecnica and a master’s degree in Business Administration from IMD in Switzerland. Mr. Diniz also holds a postgraduate degree in human resources from INSEAD in France.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our board of directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of Adeco Agropecuaria in Argentina, Brazil and Uruguay since 2008. From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Católica de Argentina in 2001 and has also completed an Executive Program at INSEAD in 2007.

Diana Mondino. Ms. Mondino was appointed as a member of our board of directors in July 2017. She is also Dean of Institutional Relations at Universidad del CEMA since 2006. Ms. Mondino has served as director of Banco Roela since 2014. From September 2015 to May 2017 she served as independent director and member of the audit committee of Grupo Supervielle. From 2009 to 2011, she served as an independent advisor to a Director of Banco de Córdoba. From 2006 to 2011 and then since October 2017, she served as an independent director of Pampa Energía. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York from 2003 to 2005 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires. Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina. She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso. Mr. Alonso was appointed as a member of our board of directors in July 2017. Mr. Alonso has served as executive director (CEO) of Arcos Dorados since 2015. From 2008 to 2015, he served as COO of Arcos Dorados and as CEO of McDonald’s of Brazil from 2003 to 2008. He also served as managing partner of Aroma from 1999 to 2003. Mr. Alonso served as General Manager of business subsidiaries and as director of commercial operations of CIADEA and RENAULT from 1996 to 1999. He served as Vice-President of Operations, Manager of Operations, Director and member of the Finance Committee, Accounting Manager and Accounting Director of Arcos Dorados- McDonald’s from 1989 to 1996. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires in Argentina.

Executive Officers

Our executive officers are responsible for the execution of decisions of our board of directors and our day-to-day management within the scope of their respective capacity. Our executive officers are elected by the board and may be removed at any time with or without cause by the board of directors. Each executive officer also has individual responsibilities that are determined by the board of directors. Our executive officers are currently as follows:

Name	Year of Birth	Position	Year of first Appointment
Sergio Damián Faifman	1974	Chief Executive Officer	2016
Marcos Isabelino Gradin	1972	Chief Financial Officer	2015
Eduardo Blake	1953	Logistics Processes, Procurement and Supply Chain Director	2016
Dardo Ariel Damiano	1963	Industrial Director	2008
Gerardo Oscar Diez	1967	Commercial and Concrete Director	2016
Damian Ariel Caniglia	1975	Head of Human Resources	2016
Gustavo Daniel Romera	1953	Ferrosur Roca General Director	2016
Matías Cardarelli	1972	Managing Director Yguazú Cementos	2015
Lucrecia Loureiro	1981	Legal Affairs Manager	2017

The business address of our executive officers is Reconquista 1088, 7th Floor, City of Buenos Aires, Argentina.

The following are brief biographical descriptions of our executive officers.

Marcos Isabelino Gradin. Mr. Gradin was appointed as a member of our board of directors since August 2015. He has also acted as our Chief Financial Officer since March 2016. In addition, Mr. Gradin also currently serves on the boards of directors of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998, having occupied several executive positions within our group, including Financial Manager from June 2006 until January 2013 and Chief of Financial Operations from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Corporate Finance from Universidad del CEMA in 2000.

Eduardo Blake. Mr. Blake has served as our Director of Logistics Processes, Procurement and Supply Chain since November 2016. In addition, Mr. Blake also currently serves on the boards of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A. and Recycomb S.A.U. Mr. Blake joined the company in June 1977 and, since then, has held a number of positions, including member of our board of directors from April 2011 to July 2017, Planning and Control Director from January to November 2016, General Director of Yguazú Cementos S.A. from June to December 2015 and Logistics Processes and Supply Chain from May 2006 to May 2015. Prior to that, he held other positions in our group, such as: Audit Manager, Comptroller Manager, Finance Manager, Coordination and General Assistance Manager and Economic and Financial Studies Manager, having accumulated over 40 years of expertise. Mr. Blake received a bachelor’s degree in Business Administration and Public Accountancy from Universidad Argentina de la Empresa in 1978.

Dardo Ariel Damiano. Mr. Damiano has acted as our Director of Operations since March 2008, and he is responsible for the management and operations of our six integrated plants and two grinding plants. In addition, Mr. Damiano also currently serves on the boards of Ferrosur Roca S.A., Cofesur S.A. and Recycomb S.A.U. Mr. Damiano served as a member of our board of directors from November 2008 to July 2017. Since 1990, he held a number of positions at our industrial units and was the plant manager of our L’Amalí and Ramallo plants from May 2006 until March 2008, our Catamarca plant from March 2005 until May 2006 and our Olavarría, Sierras Bayas and Barker plants from December 2002 until February 2005. Mr. Damiano received a degree as Mechanical and Electrical Technician from ENET No.1 in 1982, a bachelor’s degree in Mechanical Engineering from Universidad Nacional de La Plata in 1989, a master’s degree in Human Resources Management from Pontificia Universidad Católica Argentina (UCA) in 2000 and an Executive MBA degree from IAE Business School Universidad Austral in 2008.

Gerardo Oscar Diez. Mr. Diez has acted as our Commercial and Concrete director since January 2011. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves on the boards of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A. and Recycomb S.A.U. Mr. Diez joined the company in May 1992 and, since then, has held a number of positions, including member of our board of directors from September 2012 to July 2017 and Superintendent of Concrete and Aggregates Finance Manager and Supply Chain Manager, having accumulated more than 25 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1991 and an MBA from Universidad Austral in 2000.

Damian Ariel Caniglia. Mr. Caniglia has acted as our Human Resources and Health, Security and Environment Superintendent since November 2016. In addition, Mr. Caniglia currently serves on the boards of Ferrosur Roca S.A. and Cofesur S.A. Mr. Caniglia served as a member of our board of directors from December 2016 to July 2017. He has also held a number of positions at our Human Resources, or HR, team since 2000 when he joined us, including HR Superintendent from April 2015 until November 2016 and HR Development Manager from April 2013 until April 2015. Between 2008 and 2013, Mr. Caniglia acted as HR Corporate Manager and HR manager for InterCement Brasil. Prior to that, Mr. Caniglia served at Loma Negra as Development Leader, from 2006 to 2008; San Juan plant’s HR Leader, from 2002 to 2006; and HR Analyst, from 2000 to 2002. Mr. Caniglia received a bachelor’s degree in Business Administration in 1999 from Universidad de Buenos Aires and a specialization certificate in Human Resources in 2007 from Universidad de San Andrés. He is currently pursuing a master’s degree in Human and Organizational Factors in Risk Management at Universidad de San Andrés.

Gustavo Daniel Romera. Mr. Romera has acted as the General Director of Ferrosur Roca since November 2016, responsible for the management of our railway operations. In addition, Mr. Romera also currently serves on the boards of Ferrosur Roca S.A. and Cofesur S.A. Mr. Romera joined the company in 1982 and, since then, has held a number of positions, including member of our board of directors from December 2016 to July 2017, Superintendent of Operations, Operational Excellence Manager and Projects and Technical Manager, at Ferrosur Roca from November 2011 until September 2016. He has also served at Loma Negra as Operational Excellence Manager for our operations in Argentina and Paraguay from 2009 until 2011; Plant Manager at our Olavarría and Sierra Bayas plants from 2008 until 2009 and Operational Excellence Manager from 2007 until 2008. Prior to that, between 1992 and 2007, Mr. Romera held several operational positions at Ferrosur Roca, including Manager of Operations, Manager of Transport, Head of Transport and Head of Training Personnel, Security and General Services. Mr. Romera received a degree as Mechanical Technician from the Escuela Técnica Privada de Fábrica Henry Ford—Consejo Nacional De Educación Técnica in 1972 and a bachelor’s degree in Mechanical Engineering from Universidad Tecnológica Nacional in 1982.

Matías Cardarelli. Mr. Cardarelli has acted as the Managing Director of Yguazú Cementos since December 2015, responsible for the management of our operations in Paraguay. Previously, he acted as Supply Chain, Human Resources and Corporate Affairs Director in Amreyah Cement (Intercement Egypt BU) from October 2012 to November 2015. He also served as Legal Affairs Manager in Loma Negra and Ferrosur Roca from April 2008 to October 2012. Before joining us, Mr. Cardarelli held several legal, compliance and corporate positions at Zurich Financial Services and Ford Motor Company. Mr. Cardarelli received a bachelor’s degree in Law in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Business Law from Universidad Austral in 2000, an MBA from Universidad del CEMA in 2007 and he attended to executive training programs in Penn State University in 2014 and The Wharton School – University of Pennsylvania in 2015.

Lucrecia Loureiro. Ms. Loureiro was appointed as the Legal Affairs Manager in July 2017. Ms. Loureiro has wide-ranging experience in corporate, labor, financial and commercial matters as well as active participation in international investment projects. In addition, she conducts our in-house Program on Antitrust and Compliance in Argentina and Paraguay. She acted as our Legal Department Leader between October 2014 and June 2017 and our Legal Department Coordinator between January 2013 and September 2014. Ms. Loureiro is also responsible for the legal matters of Yguazú Cementos and Ferrosur Roca and she is currently serving as alternate Director of Ferrosur Roca. Ms. Loureiro received a Law Degree from the University of Buenos Aires in 2005. Furthermore, she completed graduate coursework in a master’s program in Economic Business Law at Pontificia Universidad Católica Argentina (UCA) between 2008 and 2009 and she participated on the International Exchange Program in Tilburg University of Netherlands also in 2009.

B. Compensation

Executive Officers

Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps.76.9 million in 2017, Ps.56.2 million in 2016 and Ps.41.5 million in 2015.

The cash compensation for each of our executive officers is principally comprised of base salary and bonus. Base salary is reviewed twice a year and adjusted accordingly to the fluctuations in the labor market. Bonuses are determined based on business results and paid once a year. In addition, our executive officers are eligible to participate in welfare benefit programs, including medical, life and disability insurance. We believe that the compensation awarded to our executive officers is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors and Supervisory Committee

Our shareholders fix the compensation of our directors and members of our supervisory committee, including additional wages which may arise from the directors’ performance of any administrative or technical activity. Compensation of our directors and members of our supervisory committee is regulated by the Argentine General Companies Law and the CNV regulations. Any compensation paid to our directors and members of our supervisory committee must have been previously approved at an ordinary shareholders’ meeting. Section 261 of the Argentine General Companies Law provides that the compensation paid to all directors and members of our supervisory committee in a year may not exceed 5.0% of net profit for such year, if the company is not paying dividends in respect of such net profit. The Argentine General Companies Law increases the annual limitation on director compensation to up to 25.0% of net profit based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, these limits may be exceeded if approved at a shareholders’ meeting, the issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

During the annual ordinary shareholders’ meeting held on April 25, 2018, the shareholders approved total directors’ fees of Ps.33.5 million and total fees for the members of our supervisory committee of Ps.831,110, for services rendered during 2017.

During the annual ordinary shareholders’ meeting held on March 23, 2017, the shareholders approved total directors’ fees of Ps.38.1 million and total fees for the members of our supervisory committee of Ps.832,933, for services rendered during 2016.

During the annual ordinary shareholders’ meeting held on March 23, 2016, the shareholders approved total directors’ fees of Ps.26.4 million and total fees for the members of our supervisory committee of Ps.594,570, for services rendered during 2015.

Certain members of our board of directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our board of directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

As of the date of this annual report, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

Long-Term Incentive Plan

On January 24, 2018 our board of directors established the long-term incentive plan, or the incentive plan, with the purpose of attracting, retaining and motivating certain hierarchical employees by providing them incentives directly linked to shareholder value. The incentive plan will have an annual frequency, with granting of phantom stock rights occurring in the month immediately following the publication of our audited consolidated financial statements for the previous fiscal year. Grants are determined by our board of directors. As of the date of this annual report no awards have been made granted.

Plan administration. Our board of directors is responsible for the overall supervision of the incentive plan with the support of a designated management committee, or the management committee, and our management. Only the board of directors has deliberative powers over the incentive plan. The management committee is composed of members of our board of directors and, when necessary, advised by executive officers from specific areas (i.e., financial, legal) and external consultants who support our board of directors in the review of proposals for each grant in terms of eligible participants, number of awards, exercise price of each program, among others.

Eligibility. Board members and senior management of Loma Negra and a limited number of senior employees indicated by senior management are eligible for awards under the incentive plan.

Awards. Awards consist of the granting of phantom stock rights, which consist in rights to future cash-based awards, based on the valuation of lots of common shares from a predetermined price, or exercise price, and for a certain period, or option term.

Exercise price. The exercise price will be defined at the time the awards are granted and will be held until the end of the option term. The exercise price will be equivalent to the average closing value of the common shares in the form of ADRs traded on the NYSE in the 60 days prior to the date of granting the phantom stock rights. The exercise price of the first grant will be equal to the initial public offering price. The share appreciation target will be defined at each grant based on a proposal from the management committee to be reviewed and approved by the board of directors.

Vesting period. The phantom stock rights shall vest and become exercisable on a staggered basis with no phantom stock rights vesting during the first two years of the individual grant and 1/3 of the phantom stock rights vesting during each subsequent year. Participants may exercise their vested rights every quarter after the publication of our quarterly financial statements, once the non-vesting period established by the board of directors has expired.

Option term. The incentive plan has an option term of five years, commencing from the granting of awards. The term of the award represents the maximum term in which the participant must exercise the right. After this period, the phantom stock rights not exercised will become null and void.

C. Board Practices

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Argentine legislation, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from deliberating and voting thereon.

In general, a director will not be held liable for a decision of the board of directors, even if that director participated in the decision or had knowledge of the decision, if (i) there is written evidence of the director’s opposition to the decision and (ii) the director notifies the Supervisory Committee of that opposition. However, both conditions must be satisfied before the liability of the director is claimed before the board of directors, the supervisory committee or the shareholders or relevant authority or the commercial courts.

Section 271 of the Argentine General Companies Law allows directors to enter into agreements with the company that relate to such director’s activity and under arms’ length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the board of directors (or the supervisory committee in the absence of board quorum), and must be notified to the shareholders at a shareholders’ meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the supervisory committee for any damages to the company.

The acts or agreements that a company enters into with a related party involving a relevant amount should fulfill the requirements set forth in Section 72 and 73 of Law No. 26,831. Under Section 72, the term “related party” includes the directors, the members of the audit and supervisory committee, the special or general managers designated pursuant to Section 270 of the Argentine General Companies Law (as well as their ascendants, descendants, spouses, brothers or sisters) and the companies in which any of the aforementioned persons may have a direct or indirect significant ownership. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. Under the CNV Rules, a person has a “significant ownership” when the person owns shares that represent no less than 15% of the total capital of such company, or a lesser ownership and the right to designate one or more directors per class of shares, or agreements with other shareholders regarding the management or corporate governance of the company or its controlling entity. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve with the report of two independent evaluating firms that shall have informed about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance with the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or the two evaluating firms.

We may initiate causes of action against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf and on the company’s account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the company’s capital stock.

Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5% of the company’s capital stock do not object and provided further that such liability does not result from a violation of law or the company’s bylaws.

Under Argentine law, the board of directors is in charge of the company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine corporate law, the company’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the Argentine Capital Markets Law and our bylaws, the supervisory committee may be rescinded by our shareholders at an extraordinary shareholders’ meeting if the Company has an Audit Committee. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 25, 2018:

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2018	Member	74
Omar Raúl Rolotti	2018	Member	70
Esteban Pedro Villar	2018	Member	79
Paola Lorena Rolotti	2018	Alternate	41
Carlos Roberto Chiesa	2018	Alternate	48
José Alanis	2018	Alternate	80

Committees of the Board of Directors

Our board of directors has established an Audit Committee as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.

Audit Committee

Our Audit Committee is composed of three members designated by our board of directors. All members of the audit committee were appointed by our board of directors on September 22, 2017, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	51	2017	Independent
Diana Mondino	Permanent	59	2017	Independent
Sergio Daniel Alonso	Permanent	55	2017	Independent

As of the date of this annual report, all of the members of our audit committee are independent under CNV regulations, Rule 10A-3 under the Exchange Act, or Rule 10A-3, and the applicable NYSE standards. In addition, our board of directors has determined that each of the members of our Audit Committee is “financially literate” within the meaning of the rules of the NYSE and that Carlos Boero Hughes and Diana Mondino are “audit committee financial experts” within the meaning of Item 407(d) of Regulation S-K under the Securities Act and have the requisite accounting or related financial management expertise under the rules of the NYSE.

Our Audit Committee’s primary responsibilities are to assist the board of directors’ oversight of: (1) the integrity of our financial statements; (2) the adequacy and integrity of the accounting and financial reporting processes and internal controls systems for the issuance of financial reports, and the monitoring of such internal controls; (3) the adequacy and integrity of disclosure controls and procedures and the monitoring of such controls; (4) the identification and monitoring of our risks and risk management policies; (5) the standards and procedures related to ethics and conduct and our internal policies and channels for addressing complaints and concerns raised by employees; (6) the external and internal audits, as well as the engagement of the independent auditor and the evaluation of qualifications, services, performance and independence of our independent auditor; and (7) our compliance with legal and regulatory requirements. We adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE, which is available on our website at www.lomanegra.com.

Disclosure Policy Committee

In January 2018, our board of directors created the Disclosure Policy Committee in response to the U.S. Sarbanes-Oxley Act of 2002 and Regulation FD promulgated by the SEC under the Exchange Act. The committee is composed of five members: Chief Executive Officer, Chief Financial Officer, Legal Affairs Manager, Corporate Communications Manager and Investor Relations Manager. The committee monitors compliance with regulations and the company’s disclosure policy and advises the company on communications with external and internal audiences. Its main purpose is to obtain input from company’s spokespersons on disclosure issues and to assure agreement on management’s messages and policies. This committee meets quarterly in advance of each earnings announcement or whenever there are issues that require consideration.

D. Employees

As of December 31, 2017 we had a total of 3,101 and 119 employees on our Argentine and Paraguayan operations, respectively. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years we have not had a particular strike affecting all our operations, and we have lost an average of only 4.0 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Location	2017	2016	2015
Argentina:
Cement	1,525	1,499	1,448
Concrete	235	252	113
Aggregates	70	70	73
Railroad	1,239	1,206	1,159
Others	32	32	34
Paraguay:
Yguazú(1)	119	116	107

Total	3,220	3,175	2,934

(1)	We acquired control of Yguazú Cementos on December 22, 2016 and, as a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, the results of operations of our subsidiary Yguazú Cementos are not consolidated on our consolidated financial statements for the years ended December 31, 2016 and 2015.

Our board of directors (Órgano de Administración) and our board of executive officers (Directores) are responsible for operating our business.

E. Share Ownership

None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Principal Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 31, 2018, by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our directors, director nominees and executive officers individually owning more than 1% or more of our ordinary shares; and

•	all of our directors, director nominees and executive officers as a group.

The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2018, through the exercise of any option or warrant. The amounts and percentages are based upon 596,026,490 ordinary shares outstanding as of the date of this annual report.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their shares, including shares in the form of ADSs. See “Item 10.B Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Bylaws—Voting Rights.” Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Loma Negra Holding GmbH(1)	304,233,740	51.04
Entities Affiliated with PointState(2)	42,000,000	7.00
Directors and Executive Officers	*	*

*	Individually each owning less than 1% of our outstanding ordinary shares.
(1)	Based on a Schedule 13G filed on February 13, 2018, Cauê Austria Holding GmbH owns and controls 100% of the share capital of Loma Negra Holding GmbH. InterCement Austria Equity Participation GmbH owns and controls 52.67% of the share capital of Cauê Austria Holding GmbH and Cimpor Trading e Inversiones S.A. holds the remaining share capital at Cauê Austria Holding GmbH. Cimpor Trading e Inversiones S.A. owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. Cimpor-Cimentos de Portugal, SGPS, S.A. owns and controls 100% of Cimpor Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 77.56% of Cimpor-Cimentos de Portugal, SGPS, S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Camargo Corrêa S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Camargo Corrêa S.A. Each of the above mentioned entities are deemed to have shared voting and dispositive power over the 304,233,740 ordinary shares held of record by Loma Negra Holding GmbH.
(2)	Based on a Schedule 13G/A filed on February 15, 2018 by PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), PointState Capital LP, a Delaware limited partnership (“PointState”), PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), and Zachary J. Schreiber (“Mr. Schreiber”), shares beneficially owned consist of 42,000,000 ordinary shares held for the accounts of various funds, namely, SteelMill Master Fund LP, a Cayman Islands exempted limited partnership (“SteelMill”), PointState Fund LP, a Delaware limited partnership (“PointState Fund”), Conflux Fund LP, a Delaware limited partnership (“Conflux”), PointBridge Master Fund LP, a Cayman Islands limited partnership (“PointBridge”), and PointArgentum Master Fund LP, a Cayman Islands exempted limited partnership (“PointArgentum Master”). PointState Holdings serves as the general partner of SteelMill and PointState Fund and may be deemed to have shared voting and dispositive power over the 41,994,050 ordinary shares held for the accounts of SteelMill and PointState Fund. PointState serves as the investment manager of (i) SteelMill, (ii) PointState Fund, (iii) Conflux and (iv) PointBridge, and as the managing member of PointState Argentum LLC, a Delaware limited liability company (“PointState Argentum”), which, in turn, serves as the investment manager of PointArgentum Master. PointState may be deemed to have shared voting and dispositive power over the 42,000,000 ordinary shares held for the accounts of SteelMill, PointState Fund, Conflux, PointBridge and PointArgentum Master. PointState GP serves as general partner to PointState and may be deemed to have shared voting and dispositive power over the 42,000,000 ordinary shares held for its account. Mr. Schreiber serves as managing member of (i) PointState Holdings, (ii) PointState GP and (iii) Conflux Holdings LLC, which, in turn, serves as the general partner of Conflux, and may be deemed to have shared voting and dispositive power over the 42,000,000 ordinary shares held for the accounts of such funds. The address of the principal place of business of PointState Holdings, PointState, PointState GP and Mr. Schreiber is PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

Significant Changes in Percentage Ownership

Except as disclosed below, to our knowledge, there has been no significant changes in the percentages of ownership held by the major shareholders listed below.

On October 31, 2017, we completed our initial public offering. We sold an aggregate of 288,650,000 ordinary shares: 30,000,000 ordinary shares sold by us, 9,000,000 of which were represented by 1,800,000 ADSs, and 258,000,000 ordinary shares sold by our controlling shareholder, representing 51,730,000 ADSs, including the full exercise of the over-allotment option by the underwriters to purchase up to an additional 7,530,000 ADSs. The price per ordinary share was US$3.80 and per ADS was US$19.00. In this initial public offering, our controlling shareholder sold 258,000,000 ordinary shares, reducing its ownership percentage from 99.44% to 51.04%.

During the three years prior to our initial public offering, there was no change in the percentage of ownership of our ordinary shares by our controlling shareholder, InterCement Participações S.A. However, as a result of the corporate reorganization of Cauê Áustria Holding GmbH, the sole shareholder of Loma Negra Holding GmbH and controlling shareholder of InterCement Brasil, on August 26, 2017, Loma Negra Holding GmbH became the beneficial owner of 562,883,740 of our ordinary shares, representing 99.44% of our share capital.

B. Related Party Transactions

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the normal course of our business. We conduct these transactions on an arms’ length basis. Any transactions with related parties have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with the applicable legal standards. Those transactions were eliminated in the consolidation process.

We maintain certain agreements with other companies controlled by our controlling shareholder in the ordinary course of business in order to share costs and expenses related to the use and maintenance of certain shared administrative functions. These transactions comply at all times with legal requirements regarding conflict of interests and are monitored closely by our management.

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors and executive officers. Our related party transactions consist mainly of loans and financings and purchases of petcoke, clinker and steam coal. Please refer to note 14 to our audited consolidated financial statements included elsewhere in this annual report for more information.

Guarantees

InterCement Brasil and InterCement Participações provided a corporate guarantee in connection with a loan agreement with Itaú Unibanco – New York Branch. On September 25, 2017 the loan was repaid in full and the guarantee was extinguished. See “Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Loma Negra C.I.A.S.A.—Itaú Unibanco S.A.” for additional information.

InterCement Brasil and InterCement Participações, jointly and severally, guaranteed the payment of the US$55.2 million loan granted to us by Itaú-Unibanco S.A.–New York Branch on 2011. On September 25, 2017 the loan was repaid in full. Therefore, as of the date of this annual report there is no outstanding balance of our debt guaranteed by InterCement Brasil and InterCement Participações. Consequently, the guarantees are no longer in force.

Clinker, Petcoke and Steam Coal Purchases

From time to time, we enter into agreements for the purchase of clinker, petcoke and steam coal through Cimpor Trading e Inversiones S.A., a trading company of the InterCement Group, and InterCement Brasil. As of December 31, 2017, we had trade payables of Ps.194.8 million related to these purchase orders with Cimpor.

InterCement Brasil

On June 9, 2011, Loma Negra entered into a loan agreement with InterCement Brasil for US$11 million. This loan originally matured in November 2016, but we extended the maturity to July 3, 2017, the parties also agreed to capitalize accrued interest as of that date and to raise the applicable interest rate to 4.7%. On July 3, 2017, we offset the outstanding balance of this mutual agreement with the balance of our trade payable with InterCement Brasil originated on December 22, 2016 for the purchase of 16% of Yguazú Cementos’ outstanding shares.

As of December 31, 2017, we had outstanding trade payables of Ps.2.7 million with InterCement Brasil for the purchase of cement from our subsidiary Yguazú Cementos.

Other Transactions

On August 17, 2017, we accepted an offer from Cimpor—Serviços De Apoio à Gestão De Empresas S.A., or Cimpor Services, regarding the services to be received in connection with the transfer of technology and technical know-how relating to the designing and manufacturing of construction materials, such as, cement, clinker, concrete, among others, and aimed at optimizing our performance and operations. According to the terms of this agreement, we will have access to the know-how and intellectual property rights possessed and developed by Cimpor Services, such as, technology, engineering, development of management systems to enhance performance and processes, industrial sustainability and innovation. The royalty fee for the transfer of technical know-how represents 1% of our unconsolidated net sales for each year of validity of the offer and is payable on a quarterly basis. The term of the agreement is three years, automatically renewable for successive three-year periods unless either party provides written notice of termination at least three month in advance. These transactions comply with legal requirements regarding conflict of interests, are conducted on an arms’ length basis and are monitored closely by our management.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of and for the three years ended December 31, 2017 included in this annual report.

Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2017, such claims involved a total amount in controversy of approximately Ps.306.4 million, of which Ps.80.5 million corresponded to probable claims, Ps.57.4 million to possible claims, including mainly Ps.14.6 million related to tax contingencies, Ps.17.0 million in civil claims and Ps.25.6 million in labor contingencies. The remaining corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2017, we had established a provision in the amount of Ps.80.5 million to cover contingencies for proceedings for which the risk of loss was deemed probable. As of December 31, 2016 and 2015, we had established a provision in the amount of Ps.61.1 million and Ps.53.9 million, respectively, to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2016, we also made judicial deposits in the amount of Ps.8.1 million, related to these proceedings.

As of December 31, 2017, there were no other material contingencies that could negatively impact our financial results.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2017
	Number of proceedings	Total Claims	Total Provisions
	(in millions of Ps.)
Labor and Social Security Proceedings	194	118	44
Civil and other proceedings	234	189	36

Total	428	306	80

Class Action

In February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps.200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017 the Company appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017 we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted and, as of the date of this report, the Court is analyzing the basis of the appeal. Based on the foregoing and on our Argentine litigation counsel’s opinion, we believe that the chances of success of the claim against us are remote.

Antitrust Proceedings

CNDC Fine. In 1999, the Argentine Antitrust Commission, or the CNDC, initiated administrative investigations against the largest Argentine cement companies, including Loma Negra, for alleged violations of Argentine antitrust regulations by means of an alleged mutual agreement among all companies to fix prices and to distribute the market share among themselves during the period from 1981 to 1999, causing a potential damage to the general economic interest. On July 25, 2005, the CNDC determined that Loma Negra and Cementos San Martín (a company acquired by, and merged into, Loma Negra in 1992), together with other cement companies, violated these regulations and imposed a fine against Loma Negra in the aggregate amount of Ps.167.2 million. This resolution by the CNDC was appealed and finally confirmed in 2013 by the Argentine National Supreme Court of Justice, and Loma Negra paid the fine.

CNDC Market Investigation (C. 1476). In 2013, the CNDC initiated administrative investigations related to the price of cement. To this end, the CNDC requested information from all cement companies involved in the 1999 investigation. In June 2014, the CNDC removed Loma Negra as a party to the investigative proceeding and confirmed that it is a market investigation where the cement companies do not have access to the file. As of the date of this annual report, the case is under analysis by the CNDC.

CNDC Market Investigation (C. 1491). In 2014, the CNDC initiated a market investigation that involved all construction materials companies. However, no particular company has been charged or is subject to investigation for anti-competitive behavior. In March and June 2014, Loma Negra submitted all the information requested by the Antitrust Commission. As of the date of this annual report, the case is under analysis by the CNDC.

CNDC Investigation—Abuse of Dominant Position (C. 1488). In 2014 the Association of Small- and Micro- Enterprises (Asociación de Pequeñas y Micro Empresas) filed a claim against cement, steel and aluminum companies (including Loma Negra) for alleged abuse of dominant market position and artificial increases in product prices. In March 2016, Loma Negra filed an answer against the complaint and denied all claims, which was rejected by the CNDC on August 25, 2017. On September 8, 2017, we filed a motion for reconsideration against this administrative decision. As of the date of this report, such motion is being analyzed by the CNDC. If the CNDC decision becomes final, the CNDC will move forward with its investigation, which might result in a judicial accusation against steel and aluminum companies (including Loma Negra) of breaches of antitrust laws.

CNDC Investigation—Competitive Conditions in Cement Market. On August 10, 2017, we were notified of a new administrative investigation initiated by the CNDC regarding competitive conditions in the cement market in Argentina. The CNDC has requested us to file several information and documentation related to products that we commercialized. As of the date of this annual report, the case is under analysis by the CNDC.

Dividends and Dividend Policy

Under the Argentine General Companies Law, the declaration and payment of dividends is determined by the shareholders at the shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting. We have a single class of ordinary shares entitled to the same voting rights and amount of dividends per share.

Dividends, if any, on our outstanding ordinary shares will be proposed by our board of directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, investment plans, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors and shareholders may deem relevant.

In addition, the distribution of dividends may be limited by Argentine law, which permits the distribution of dividends only out of realized and net earnings (ganancias líquidas y realizadas) as set forth in our annual standalone financial statements presented in pesos and approved by our shareholders, or consolidated special interim balance sheet, in case of anticipated dividends.

Under the Argentine General Companies Law and our bylaws, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results of prior years, until our legal reserve equals 20% of our then outstanding aggregate share capital. The legal reserve is not available for distribution to the shareholders. References to our bylaws are to our bylaws as adopted upon the effectiveness of the global offering on October 31, 2017. Additionally, our annual net profit must be allocated in the following order:

•	to comply with the legal reserve requirement;

•	to the establishment of voluntary reserves;

•	to pay the accrued fees of the members of our board of directors and supervisory committee;

•	to pay dividends on preferred shares (if at any time issued and existing);

•	to the distribution of dividends; and

•	any remaining balance to undistributed cumulated earnings or as otherwise determined by our shareholders at the annual shareholders’ meeting.

According to the rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution.

Amounts Available for Distribution

Our board of directors will propose how to allocate our net profit for the preceding fiscal year. The allocation and declaration of annual dividends requires the approval of a majority of our shareholders. Dividends in cash have to be paid within 30 days as from the date of the shareholders’ meeting that approved such distribution of dividends; while dividends payable in shares, such shares have to be delivered to the shareholders within three months as from the date of the shareholders’ meeting that approves such dividend. The time limit after which the dividend entitlement lapses is 5 years from the date on which the dividend is payable in favor of the company.

Our future dividend policy and the amount of future dividends we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time. The amount of future dividends or interest attributable to shareholders’ equity we may pay is subject to Argentine corporate law and will be determined by our shareholders at the shareholders’ meetings as described above.

Our bylaws do not provide for specific amounts to be distributed, but refer to the distribution of the remainder of net profit after legal and statutory reserves are established.

Reserve Accounts

Reserve accounts are comprised of the legal reserve, environmental reserve, reserve for future dividends, optional reserve, reserve for cumulative translation differences and reserve for cash flow hedging, as determined at the shareholders’ meeting.

Legal reserve: in accordance with the Argentine General Companies Law and our bylaws, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results of prior years, until our legal reserve equals 20% of our then outstanding aggregate share capital. The legal reserve is not available for distribution to the shareholders. If this legal reserve is reduced for any reason, no dividends can be distributed until such reserve is reinstated.

Environmental reserve: we may allocate a reserve for environmental investments.

Reserve for future dividends: we may reserve a portion of our net profit for future dividends distributions.

Optional Reserve: we may reserve a portion of our net profit for future planned capital expenditures and other investments.

Reserve for cumulative translation differences: we are required to allocate a reserve as a result of the conversion of the financial statements of our subsidiary, Yguazú Cementos S.A., whose functional currency is the Guaraní.

Reserve for cash flow hedging: we are required to allocate a reserve in connection with agreements designated as cash flow hedges. The resulting gain or loss from hedging instruments in effect is recognized directly in other comprehensive income.

The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2017	2016	2015
	(in millions of Ps.)
Legal reserve	41.6	41.6	41.6
Environmental reserve	1.4	1.4	1.4
Future dividends reserve	16.1	0.7	417.0
Optional reserve	—	—	—
Exchange differences on translating foreign operations	250.4	149.3	114.9
Cash flow hedging reserve	—	—	54.4

Total reserves	309.5	193.0	629.4

Payment of Dividends

Interest Attributable to Shareholders’ Equity

The following table sets forth our interest attributable to shareholders’ equity:

	For the year ended December 31,
	2017	2016	2015
	(in millions of Ps.)
Attributable to owners	3,822.6	740.4	1,469.7
Non-controlling interests	593.2	390.1	28.1

Total interest attributable to shareholders’ equity	4,415.8	1,130.5	1,497.8

Form of Payment

In general, Argentine foreign exchange regulations grant access to the MULC for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs, provided that the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with.

The shares underlying the ADSs are going to be held in Argentina by Caja de Valores, acting as the custodian agent for the ADS depositary. The ADS depositary will be the registered owner on the records of the registrar of our ordinary shares represented by ADSs and will act as the registrar of our ADSs. We will inform the Central Bank of the amount of our ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the MULC to pay dividends with respect to our ordinary shares and ordinary shares represented by ADSs, subject to certain structural restrictions as described further in “Item 3.D Key Information—Risk Factors—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.” Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares.

Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency to the extent permitted by applicable law. The ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary fees and expenses, currency conversion expenses, taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the Argentine currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso.

History of Payment of Dividends

The general shareholders’ meeting held on February 12, 2015, approved the distribution of a cash dividend to shareholders of Ps.12 million as a result of the partial reversal of the account “reserve for future dividends.” Dividends corresponding to shares held by our former subsidiary Compañía Argentina de Cemento Portland S.A., amounted to Ps.1.4 million.

The general shareholders’ meeting held on March 23, 2016 approved the distribution of a cash dividend of Ps.380.7 million as well as the distribution of a cash dividend of Ps.416.3 million as a result of the partial reversal of the account “reserve for future dividends.”

The annual shareholders’ meeting held on March 23, 2017, approved the distribution of cash dividends in an aggregate amount of Ps.444.7 million and the increase in the reserve for future dividends of Ps.15.45 million with respect to our results for the year ended December 31, 2016. On May 17, 2017, our board of directors approved the payment of this distribution of cash dividends.

The annual shareholders’ meeting held on April 25, 2018, approved the allocation of the earnings for the year ended December 31, 2017 for the amount of Ps.1,590.2 million in the optional reserve considering the current investment plan in property, plant and equipment.

Contractual Limitations on Dividend Payments

Pursuant to several of our existing debt agreements, we are subject to various customary restrictions on the payment of dividends upon the occurrence of an event of default under such agreements or if such payment would otherwise be reasonably likely to result in an event of default.

The payment of cash dividends may be subject to additional tax considerations. For further information on the tax implications of dividend payments see “Item 10.E Additional Information—Taxation—Material Argentine Tax Considerations—Taxation on Dividends.”

B. Significant Changes

Except as identified in this annual report, no undisclosed significant changes have occurred since the date of the consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The table below shows the high and low market prices in pesos for ordinary shares on the MERVAL for the periods indicated:

	Ps. Per Ordinary Share
Loma Negra C.I.A.S.A.	High	Low
2018
March	90.10	83.50
February	93.50	84.75
January	98.25	88.40
2017
December	85.40	74.00
November	83.20	73.00

Source: Bloomberg

The ordinary shares trade on the NYSE in the form of ADSs issued by Citibank, N.A., as depositary. Each ADS represents five ordinary shares. The table below shows the high and low market prices for the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Loma Negra C.I.A.S.A.	High	Low
2018
March	22.18	20.75
February	23.79	21.16
January	25.02	22.93
2017
December	23.04	21.24
November	23.60	21.00

Source: Bloomberg

B. Plan of Distribution

Not applicable.

C. Markets

On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE. Our ordinary shares are currently traded on the MERVAL (since November 2017) and BYMA (since November 2017) under the symbol “LOMA.” Additionally, our ADSs have been trading on the NYSE since October 31, 2017 under the symbol “LOMA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Description of Capital Stock

The following is a summary of our share capital and the rights of the holders of our ordinary shares that are material to an investment in the ordinary shares in the form of ADSs. These rights are set forth in our bylaws or are provided by Argentine corporate law and the rules and regulations of the CNV and the listing rules of BYMA. This summary does not purport to be complete and is qualified by reference to our by-laws, Argentine corporate law, the rules and regulations of the CNV and the listing rules of BYMA. For more complete information, you should read our bylaws, which are attached as an exhibit to the registration statement filed by us on Form F-1. For information on how to obtain a copy of our bylaws, please read “Item 10.H Documents on Display.”

General

We are a corporation organized as a Sociedad Anónima under the laws of Argentina on May 10, 1926 and registered with the Public Registry of Commerce of the Province of Buenos Aires (Azul) on August 5, 1926. Our ordinary and extraordinary shareholders’ meeting dated July 3, 2017 approved the change of our legal domicile to the City of Buenos Aires and the resolution of the board of directors dated July 7, 2017 approved the change of our principal executive offices to Reconquista 1088, 7th floor, City of Buenos Aires. In addition, such ordinary and extraordinary shareholders’ meeting approved the extension of our corporate term until July 3, 2116 and a global reform of our bylaws. These resolutions have been registered before the Public Registry of Commerce of the City of Buenos Aires on August 29, 2017 under No. 17557, Book No. 85, Volume: —of corporations.

Our share capital as of December 31, 2017 consisted of Ps.59.602.649, represented by 596.026.490 ordinary, book entry shares, with a par value of Ps.0.10 per share and each entitled to one vote. All outstanding shares are fully paid as of the date of this annual report.

The rights of holders of our stock may be modified through a resolution of our extraordinary shareholders meeting.

Bylaws

Corporate Purpose

According to its bylaws, Loma Negra C.I.A.S.A. has a broad corporate purpose that includes, among others, to participate in industrial activities, such as the production, commercialization, multiplication, licensing, purchase, sale, importation, exportation and distribution of mining products, as well as to engage in any activity related to mining; to invest in national or foreign companies, private or partially state-owned; to subscribe, acquire or transfer shares, interest or securities, to form subsidiaries; to provide guarantees to third parties; purchase, sale or lease real estate and personal property; to purchase, sell, register and make use of intellectual property; and to allocate up to 10% of its capital, reserves and profits to social and cultural works and charity.

Shareholders’ Liability

Shareholders’ liability for the losses of a company is limited to their respective shareholding in the company. Under the Argentine General Companies Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine General Companies Law, but only if the transaction would not have been validly approved without such shareholder’s vote.

In addition, the shareholders are liable for damages derived to the company from the shareholders’ willful misconduct (dolo) or negligence (culpa). The shareholders are jointly and severally liable for any damages derived from any act of the company that (a) conceals the prosecution of interests different from the interests of the company, or (b) constitute a mere resort for breaching the law, violating principles of public policy or good faith, or frustrating third parties’ rights (“piercing of the corporate veil doctrine”).

Under the Argentine Bankruptcy Law No. 24,522, the bankruptcy of the company may be extended to its controlling shareholder if it (a) used the company to perform acts in its own interest and in detriment of the company’s interest and disposed of the company’s assets as if they were of the controlling shareholder, all in fraud of the company’s creditors; or (b) who unlawfully diverted the company’s corporate interest subjecting it to a unified management in the interest of the controlling shareholder or its group; or (c) with respect to whom there is an indivisible confusion with the assets of the company, or a major part thereof, that impedes the clear delimitation of the assets and liabilities of each of such parties.

Voting Rights

Under our bylaws, each ordinary share entitles the holder thereof to one vote at any meeting of our shareholders. Under the Argentine General Companies Law, a shareholder is required to abstain from voting on any resolution in which it has a direct or indirect interest that conflicts with, or is different from, that of the company. In the event that such shareholder votes on such resolution, and the relevant resolution would not have been approved without the shareholders’ vote, such shareholder may be held liable for damages to the company, other shareholders and third parties, and the resolution may be declared void by a competent court.

Pursuant to Section 244 of the Argentine General Companies Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: the voluntary winding up of the company in advance, transfer of the domicile of the company outside of Argentina, a fundamental change to our corporate purpose of the company, total or partial mandatory repayment by the shareholders of the paid in capital and a merger or a spin off, where we will not be the surviving entity. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee; provided that, the Argentine General Companies Law allows for the election of up to one third of vacant supervisory committee members positions through the cumulative voting system in terms similar to those described in the election of the members of the board of directors. For further information regarding cumulative voting rights, see “—Election of Directors, Quorum and Resolutions.” We do not have any class of shares affording multiple votes.

In accordance with Argentine General Companies Law, as long as we remain an entity authorized to publicly offer our ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share. For further information regarding voting rights, see “—Shareholders’ Meetings”

Registration Requirements of Foreign Companies or Entities Holding Ordinary Shares Directly

Under Argentine law, foreign companies or entities that hold shares directly (and not in the form of ADSs) in an Argentine company must register with a local public registry of commerce to exercise certain shareholder political rights, including voting rights. Although the requirements may vary in the different local jurisdictions in which the foreign company or entity may be registered, in order to register with the public registry of commerce, the foreign company or entity is usually required to comply with, among other requirements: (1) filing of its corporate and accounting documents so as to show that it is not a special purpose vehicle organized solely to conduct business in Argentina, (2) verification that it is able to conduct business in its place of incorporation and (3) provide evidence that it meets certain foreign asset requirements.

Redemption and Appraisal Rights

Our ordinary shares may be redeemed in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be canceled by us.

Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the dissolution prior to the expiration of the corporate term, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, withdrawal, denial or voluntary retirement from public offering or delisting, our continuation in the case of withdrawal of the authorization to perform activities or cancelation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except in the case of our withdrawal, denial or voluntary retirement from the public offering regime of the CNV, our delisting or any continuation of the withdrawal of the authorization to perform activities. In any such case the payment period is reduced to 60 days from the date of the adjournment of the shareholders’ meeting or following the publication of the withdrawal, denial or approval of the voluntary retirement from the public offering regime of the CNV.

Preemptive and Accretion Rights

Under the Argentine General Companies Law, in the event of a capital increase, holders of existing ordinary shares of any given class have a preemptive right to subscribe for a number of shares of the same class, so that they may maintain the same proportion of shares in that class. In addition, shareholders are entitled to accretion rights which allow them to subscribe for shares that are not otherwise subscribed by other existing shareholders in proportion to the percentage of shares for which subscribing existing shareholders have exercised their preemptive rights. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Additionally, the Argentine General Companies Law permits shareholders at a special shareholders’ meeting to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our Company requires such action and, additionally, under the following specific conditions: (i) the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and (ii) the shares to be issued are to be paid in-kind or in exchange for payment under preexisting obligations.

Furthermore, Article 12 of the Negotiable Obligations Law No. 23,576, as amended, permits shareholders at a special shareholders’ meeting to suspend preemptive subscription rights for the subscription of convertible bonds under the conditions described above. According to said law, preemptive rights may also be eliminated in the event that a given company enters into an underwriting agreement with an agent for the placement of the bonds, by means of a shareholders resolution passed with an affirmative vote of at least 50% of the outstanding share capital with a right to exercise such preemptive rights, so long as votes against such resolution do not represent 5% or more of the share capital. This provision on elimination also applies to the issuance of warrants over shares of capital stock or other securities convertible into capital stock.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. In addition, holders of ADSs wishing to exercise their preemptive rights in connection with our ordinary shares underlying their ADSs directly will have to request to the depositary of the ADSs the cancellation of their ADSs and the release and delivery of the underlying ordinary shares, for which purposes, holders of the ADSs will need to have a custody account with Caja de Valores, or other custody account in Argentina.

Under Section 194 of the Argentine General Companies Law, the right to preemptive subscription must be exercised within thirty days following the announcement to the shareholders that they can exercise their rights. Such announcement must be published for a period of three days in the Official Gazette of the Republic of Argentina and in an Argentine newspaper of wide circulation. According to the Argentine General Companies Law, companies admitted to the public offering regime may, upon authorization of an extraordinary shareholders’ meeting, reduce this period to ten days.

In accordance with Argentine General Companies Law, as long as we remain being an entity authorized to publicly offer our ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share.

Liquidation Rights

In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among our holders of ordinary shares.

Form and Transfer of Shares

Our current share capital is represented by book-entry shares. The registry for our ordinary shares will be maintained with Caja de Valores in Argentina. Only those persons whose names appear on such share registry are recognized as owners of our ordinary shares. Transfers, encumbrances and liens on our ordinary shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place. If the share registry is not properly updated, investors will have a claim for proper registration and damages, if applicable, against the registrar.

Shareholders’ Meetings

Shareholders’ meetings may be ordinary or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine General Companies Law, such as the approval of our consolidated financial statements, allocation of net profit for such fiscal year, approval of the reports of the board of directors and supervisory committee and election and remuneration of directors and members of the supervisory committee. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the supervisory committee, and capital increases without limit, according to our bylaws.

In addition, under the provisions of section 71 of the Argentine Capital Markets Law and due to our being a company authorized to publicly offer our ordinary shares, the ordinary shareholders’ meeting is to undertake (i) the transfer or encumbrance of all or a substantial part of our assets, other than in the ordinary course of business; and (ii) the execution of an administration or management agreement as it relates to our business and/or assets. The same applies to the approval of any other agreement pursuant to which the assets or services received by us are paid for, totally or partially, with a percentage of our income, results or profits, if such amount is substantial as it relates to our business or assets.

Extraordinary shareholders’ meetings may be convened at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws; reduction and reimbursement of capital; redemption, reimbursement and amortization of shares; merger, transformation and dissolution of the company; appointment, removal and remuneration of liquidators; division; examination of accounts and any other matters related to management during the liquidation of the corporation, which may require a final approving resolution; limitation or suspension of preemptive rights pursuant to Section 197 of the Argentine General Companies Law; reduction of the term for the exercise of preemptive rights for the subscription of new ordinary shares pursuant to Section 194 of the Argentine General Companies Law; issue of debentures and their conversion into shares; and issue of bonds, except for the issuance of negotiable obligations under the Argentine law, which may be approved by a resolution of an ordinary shareholders meeting.

The Argentine General Companies Law provides that shareholders’ meetings may be called by our board of directors or by our supervisory committee or at the request of the holders of shares representing no less than 5% of the ordinary shares. Any meetings called at the request of shareholders must be held within a maximum of 40 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders’ meeting, by granting a proxy.

Notice of shareholders’ meetings must be published for five days in the Official Bulletin, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our ordinary shares are traded, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such first call for the meeting, a notice for a second call for the meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second call for the meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second call for the meeting to be held on the same day as the first call, except in the case of extraordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of such shares.

Under Argentine corporate law and our bylaws, quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first call for the meeting, a second call for the meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, an extraordinary meeting following a second call may be held with the presence of 30% of shares entitled to vote.

However, pursuant to Section 244 of the Argentine General Companies Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: voluntary winding-up of the company, transfer of the domicile of the company outside of Argentina, fundamental change to the purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital; and a merger or a spin-off, when our company will not be the surviving company. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee; provided that, the Argentine General Companies Law allows for the election of up to one third of vacant supervisory committee members positions through the cumulative voting system in terms similar to those described in the election of the members of the board of directors. For further information regarding cumulative voting rights, see “—Election of Directors, Quorum and Resolutions.”

Election of Directors, Quorum and Resolutions

Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than fourteen. Any director so appointed will serve for one fiscal year and is eligible for reelection.

Members of our board of directors shall remain in office until replaced. In the event that any member resigns, a designated substitute director will take his or her place. If no substitute has been designated by the shareholders, the supervisory committee will have to name a new director until the following shareholders’ meeting, unless another form of appointment of directors in case of vacancy is provided for in the bylaws.

Under our bylaws, quorum for board meetings is the majority of board members present physically or by any electronic media, and any action may be taken by the affirmative vote of an absolute majority of those that are entitled to vote on such action, having the president double vote in the event of a tie. The board of directors has full power of management over the company within the scope of our corporate purpose, including borrowing money. The powers of the board of directors may only be modified through an amendment of our bylaws approved at an extraordinary shareholders’ meeting.

Under the Argentine General Companies Law, board members materially interested or having a conflicting interest with the company shall notify the board of directors and the members of our supervisory committee of such situation and must refrain from participating in the debate, under penalty of being liable for damages.

The Argentine General Companies Law allows for cumulative voting to elect up to one third of vacant board positions. The positions within the one third of vacancies not appointed under cumulative voting rights and the remaining vacant board positions are elected using the ordinary voting system. Cumulative voting is a system designed to protect holders with non-controlling interests, as it gives rise to the possibility, but does not ensure, that non-controlling interests will be able to elect some of their candidates to our board of directors. Under this system, the number of votes corresponding to members participating in the proceeding is multiplied by the number of contemplated vacancies, and can only be applied to vote to appoint up to one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups of shareholders will win positions in our board of directors.

End of Fiscal Year

Our fiscal year ends on December 31 of each year.

Mandatory Public Offers Required Pursuant to Argentine Capital Markets Law and the CNV Rules

Mandatory Public Offer in the Case of Significant Acquisition of Our Capital Stock and Votes

Pursuant to the Argentine Capital Markets Law and the CNV rules, any person who directly or indirectly intends to acquire for value, whether acting individually or in conjunction with others, in a single transaction or a series of transactions over a period of ninety (90) calendar days, a number of voting shares, stock warrants or stock options, convertible securities or other similar instruments issued by a company, which directly or indirectly give such person the right to subscribe, acquire or otherwise convert into voting shares, irrespective of how the transaction is carried out, an amount of shares which, when considered with such person’s existing interests in a company, equals a “significant interest” in the company’s voting capital stock and/or votes, must, within ten days after a firm decision to make an offer to acquire any such instruments is made, announce a public tender offer to acquire and/or swap securities in accordance with the procedure and scope established under the CNV rules. We refer to such an offer as an OPA.

According to the CNV rules, a “significant interest” means an interest equal to or greater than thirty five percent (35%) and up to fifty percent (50%) of the voting capital stock and/or the votes of the company. When trying to achieve an interest equal to or greater than thirty five (35%) of the voting capital stock and/or the votes of the company, provided that such acquisition implies a change of control of the company, the offer shall be made on a number of securities that would allow the purchaser to achieve, at least fifty percent (50%) of the voting capital stock of the company. When trying to reach a stake equal to or greater than fifty percent (50%) of the voting capital stock and/or the votes of the company, the offer shall be made on a number of shares that would allow the purchaser to reach one hundred percent (100%) of the voting capital stock of the company.

The price offered in an OPA shall be determined by the offer or with the following exceptions:

•	if the purchaser has purchased other securities related to the offering within the 90 days prior to the announcement of the offer, the price cannot be lower than the highest price the purchaser paid in such transactions; and

•	if the purchaser has obtained firm sale commitments from the controlling shareholder or other shareholders entitled to take part in the public offering, the price cannot be lower than the price provided for in such commitments.

In order to determine the purchase price, the purchaser must also consider the following criteria, according to the CNV rules:

•	the book value of the shares;

•	a valuation of the target company according to discounted cash flows, or DCF, or other applicable valuation criteria applicable to comparable business; and

•	the average price of the shares for the last six months before the “offer.” Based on certain interpretations of Argentine Capital Markets Law and the CNV rules, there is no certainty as to whether the average price of the shares for the last six months before the “offer” should be considered as a minimum price. Additionally, the price may be challenged by both the CNV and any offeree shareholder.

When the securities are acquired in breach of the obligation to make a public offer as stated herein, the CNV will declare such acquisition illegal and ineffective for administrative purposes and will carry out the auction of the shares acquired in breach, without prejudice of other applicable penalties.

Public Offers in the Case of Voluntary Withdrawal from the Public Offer and Listing System in Argentina

The Argentine Capital Markets Law and the CNV rules also provide that, when a company whose shares are publicly offered voluntarily agrees to withdraw from the public offer and listing system, the company must follow the procedures contemplated in CNV rules and must also launch a mandatory public offer to acquire the full amount of its shares and/or stock warrants or securities convertible into shares or stock options, in accordance with the provisions of the CNV rules. The public offer need not be addressed to any shareholders who voted for withdrawal at the relevant shareholders’ meeting. The public offer may be made solely as a sale transaction, and payment thereunder must be made in cash.

The company’s own shares may be bought solely by using earned and net profits or freely-available cash reserves, provided that they are fully paid-up, and for the amortization or disposition thereof, within the term established in Section 221 of the Argentine General Companies Law. The company must provide the CNV with proof of the company’s financial capacity to buy such shares as well as proof of the fact that the company’s financial soundness will not be adversely affected as a result of payment of the shares.

The price offered in the case of voluntary withdrawal from the public offer and listing system in Argentina must be fair and the following criteria must be taken into account for purposes of that fairness determination:

•	the book value of the shares, taking into account a special balance sheet for withdrawal from the public offer and/or listing system;

•	the company’s value, in accordance with discounted cash flows and/or coefficients applicable to comparable companies or enterprises;

•	the company’s liquidation value;

•	average trading prices in the stock market where the shares were listed over the six months immediately preceding the request for withdrawal, irrespective of the number of sessions required for such trading; and

•	the amount of consideration previously offered, or the placement price of the new shares, if a public offer has been made in connection with the same shares or any new shares have been issued, as the case may be, in the last year before the date when an agreement is reached to submit a request for withdrawal.

The price offered shall not be lower than the average trading price referred to above. The criteria for calculation of the price per share in the event of withdrawal from public offer and listing in Argentina are established in the Argentine Capital Markets Law and the CNV rules and may differ from the price that might arise from application of the Argentine Capital Markets Law in the event of a shareholder exercising his/her/its appraisal rights.

Mandatory or Voluntary Acquisition Public Offer in the Event of Almost Total Control (Squeeze Out)

If one person directly or indirectly owns 95% or more of the outstanding shares of a company whose shares are publicly offered in Argentina, any minority shareholder may require the controlling shareholder to launch a mandatory public offer for all the outstanding shares of the company. Additionally, a person who directly or indirectly owns 95% or more of the outstanding shares of a public company in Argentina may unilaterally make the decision to buy all of the outstanding shares of the company within six months of the date on which said person attains said 95% ownership of the company, and withdraw the company from the system for public offer and listing of shares. The price offered must be fair, in accordance with the criteria listed above and established in the Argentine Capital Markets Law and the CNV rules.

Jurisdiction and Arbitration

Pursuant to article 46 of Law No. 26,831, companies whose shares are listed on any authorized market (including the BYMA), such as we intend our ordinary shares to be, are subject to the jurisdiction of the arbitration court of such authorized market (in this case, the Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires, or any successor thereof) for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims (or challenge any arbitral award, as provided by Sections 758 and 760 of the Argentine Code of Civil and Commercial Procedure) to the competent courts of Argentina. In case that the applicable laws provide for the accumulation of claims related to the same subject matter, such accumulation will be subject to the jurisdiction of the judicial courts.

Shareholders’ Agreements

To our knowledge, as of the date of this annual report, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder.

C. Material Contracts

We have not been party to any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine executive branch to establish a system to determine the foreign exchange rate between the peso and foreign currencies and to issue foreign exchange-related rules and regulations.

Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine executive branch established (i) the MULC, through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank.

On May 19, 2017, the Central Bank issued Communication “A” 6244, which entered into effect on July 1, 2017 and was amended by Communication “A” 6312 dated August 30, 2017, and pursuant to which new regulations regarding access to the foreign exchange market were established, essentially abrogating all prior regulations on the matter. Pursuant to this regulation:

•	The principle of a free foreign exchange market is set. In accordance with section 1.1 of this communication, “All human or legal persons, assets and other universals may freely operate in the exchange market.”

•	Foreign exchange transactions have been simplified, requiring customers to provide only their CUIT, CUIL, CDI or CIE tax identification numbers or National Identification Document (Documento Nacional Identidad, or “DNI”). Transactions do not need to be formalized through a sales contract.

•	Automatic accreditation in local accounts of funds received from abroad: when a beneficiary’s account is specified in a transfer from abroad, the financial institution must place the funds received directly and without intervention by the client, unless the client has previously and expressly instructed otherwise.

•	Financial and foreign exchange entities may freely determine the level and use of their general foreign exchange positions.

•	Financial and foreign exchange entities may voluntarily provide information on retail exchange rates offered in the City of Buenos Aires, which will be posted on the Argentine Central Bank’s website.

•	The obligation to carry out any exchange operation through an authorized entity (section 1.2) is maintained.

•	The restrictions regarding hours to operate in the MULC are eliminated.

•	The obligation of Argentine residents to comply with the “External Credits and Debts Survey” “(Communication “A” 6401 as amended) is maintained, even if there had been no inflow of funds to the MULC and/or no future access to it for the operations to be declared.

•	The obligation of Argentine residents to transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline remains in force.

For a detailed description of all exchange restrictions and controls on capital inflows in effect as of the date hereof, investors are advised to consult with their legal advisers and read the Central Bank regulations, Decree No. 616/2005, Resolution No. 3/2015 of the former Ministry of Finance and Public Finance, Central Bank Communications “A” 6037 and “A” 6244 and Criminal Foreign Exchange Law No. 19,359, and complimentary regulations, for which interested parties may consult them on the website of legislative information of the Ministry of Justice and Human Rights or the Central Bank.

E. Taxation

Taxation

The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder. This summary is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax adviser about the particular Argentine and United States federal income tax consequences to it of an investment in our ordinary shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York Mellon, as depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

The following opinion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this annual report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. This section is the opinion of the law firm Marval, O’Farrell & Mairal, insofar as it relates to matters of Argentine tax law, of the material Argentine tax considerations relating to the purchase, ownership and disposition of our ordinary shares or ADSs. This opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders should carefully read “Item 3.D Key Information—Risk Factors–Risks Relating to the Offering, Our Ordinary Shares and the ADSs– Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs.” Holders are encouraged to consult their tax advisers regarding the tax treatment of our ordinary shares and ADSs as it relates to their particular situation.

Taxation on Dividends

The following rules apply to dividend paid to resident individuals and non-residents individuals or entities: (i) exempt from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018; (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018 through fiscal years beginning on or after January 1, 2019; (iii) subject to a 13% income tax withholding rate if paid out of income generated on or after fiscal year beginning on or after January 1, 2020. This withholding rate might be lower if the holder of our ordinary shares or ADSs is resident of a country which signed a treaty to avoid double taxation with Argentina, and meets all the substantial and formal requirements for such treaty to apply. Equalization Tax is applicable when dividends distributed are greater than the income determined according to the application of the Argentine income tax law, accumulated at the fiscal year immediately preceding the year on which the distribution is made, referred to as “Taxable Accumulated Income.”

The Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend.

The Equalization Tax is not applicable to dividend distributions paid out of income generated on fiscal years beginning on or after January 1, 2018.

Capital Gains

Gains derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax, regardless of the type of beneficiary who obtains the income.

Capital gains realized by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 30% on net profit. Losses from a previous fiscal year as a result of the disposition of shares can only be applied and compensated against net gains resulting from the same kind of transaction, and these losses can be carried forward for five fiscal years.

Capital gains realized by individuals resident in Argentina from the sale of shares and other securities is subject to income tax at a 15% rate on the capital gain, unless such securities were traded in stock markets and/or have public offering authorization issued by the CNV, in which case an exemption applies.

The abovementioned exemption applies to non-resident beneficiaries as well beginning on December 29, 2017. For transactions not covered by the exemption (transactions concluded before December 29, 2017 or the sale of stock not traded in a stock markets and/or with public offering authorization issued by the CNV), the gain derived from the disposition of shares by non-residents is subject to Argentine income tax at a rate of 15% either (i) on the net amount resulting from deducting from the sale price of the shares, the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, as well as the deductions admitted by the Argentine income tax law or (ii) on the net presumed income provided by the Argentine income tax law for this type of transaction (i.e., 90%), which results in an effective rate of 13.5% of the sales price. For transaction concluded before December 29, 2017, the Argentine income tax law established that the purchaser who is not a resident of Argentina is responsible for paying the applicable capital gains tax; for transactions concluded after December 29, 2017, the seller is responsible for paying the tax through its legal representative in Argentina. Until April 26, 2018, there was no payment mechanism in place for nonresident purchasers or sellers to pay the capital gains tax. Beginning on April 26, 2018, a payment mechanism has been implemented which include international wire transfers of the resulting capital gains tax. For transactions concluded before April 26, 2018, the capital gains tax is due in June 2018.

Before the enactment of the latest tax reform which entered into effect on December 20, 2017, the tax treatment applicable to gains realized by beneficiaries who are residents and not residents of Argentina from the sale of ADSs was open to interpretation and it may not have been uniform under the amended Argentine income tax law. Possible variations in the treatment of the ADSs for income tax purposes can affect both residents and nonresident of Argentina holders of ADSs. As of the date of this annual report, there are no administrative or judicial decisions clarifying the ambiguity of the law regarding the source of income originated in the sale of ADSs. However, beginning on December 29, 2017, it is clear that the sale of ADSs by non-residents would be subject to Income Tax in Argentina unless the underlying shares are covered by the exemption explained above.

Personal Assets Tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to resident individuals and non-resident individuals and entities for the holding of our ordinary shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP.

Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Value Added Tax

The sale, exchange or other disposition of our ordinary shares and ADSs, and the distribution of dividends in connection therewith, are exempted from the value added tax.

Tax on Debits and Credits on Argentine Bank Accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts and taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit against income tax or tax on presumed minimum income. When financial institutions governed by Law No. 21,526 make payments acting in their own name and on their own behalf, the application of this tax is restricted only to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions. Recently, Law No. 27,264 increased the creditable portion of the tax to 100% for small-sized companies and to 50% to medium-sized companies registered as a Small and Medium Enterprises. Also, Law 27,432, in force since January 2018, establishes that the Argentine government may prescribe that a percentage of the tax on debits and credits to bank accounts that, as of the date of effectiveness of such law, was not considered computable as an advanced payment of the income tax, shall be gradually reduced up to 20% per year starting on January 1, 2018. Furthermore, the Argentine government may establish that the tax on debits and credits to bank accounts shall be considered entirely computed as an advanced payment of the income tax in 2022.

Tax on Minimum Presumed Income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of Ps.200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following 10 fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax. The tax on minimum presumed income is abrogated for tax years starting January 1, 2019 (Law 27,260).

Turnover Tax

In addition, gross turnover tax could be applicable to residents in Argentina on the transfer of shares and on the payment of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the payment of dividends are exempt from gross turnover tax.

Holders of our ordinary shares or ADSs are encouraged to consult a tax adviser as to the particular Argentine gross turnover tax consequences derived from holding and disposing of our ordinary shares or ADS.

Stamp Taxes

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments.

Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have its own stamp tax legislation.

Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our ordinary shares, except for the court tax applicable in inheritance or succession processes which, if the proceedings is brought before a court sitting in the City of Buenos Aires, will be levied at 1.5% on the assets of the estate. Such rate will vary in each jurisdiction. The Provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our ordinary shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States.

THE ABOVE OPINION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF SHARES OR ADSs. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISERS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

Material United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs and the ownership and disposition of the ordinary shares by U.S. Holders (as defined below) and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations issued thereunder, or the Regulations, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax, or to U.S. Holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, individual retirement accounts, dealers in securities or currencies, traders in securities, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass through entities and investors in such entities, persons liable for alternative minimum tax, U.S. Holders that own 10% or more of the total voting power or value of our stock, U.S. Holders that are resident in or have a permanent establishment in a jurisdiction outside the United States and persons holding the ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this summary is limited to U.S. Holders that acquire ADSs pursuant to the international offering and who hold the ordinary shares and ADSs as capital assets within the meaning of Section 1221 of the Code.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person for U.S. federal income tax purposes.

If any entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares or ADSs the U.S. tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership considering an investment in the ordinary shares or ADSs, and partners in such a partnership, should consult their tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs.

The following discussion generally assumes that we are not, and will not become, a passive foreign investment company, or PFIC.

Prospective purchasers of the ordinary shares or ADSs should consult their tax advisers concerning the tax consequences of holding ordinary shares or ADSs in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other federal, state, local, non-U.S. or other tax laws.

Tax Treatment of the ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreements will be complied with in accordance with their terms. For U.S. federal income tax purposes, a beneficial owner of the ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Accordingly, no gain or loss will be recognized upon an exchange of the ADSs for the ordinary shares.

Dividends

The gross amount of distributions paid with respect to the ordinary shares or ADSs (other than certain pro rata distributions of shares to all shareholders), including the amount of any Argentine taxes withheld, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations.

Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below under “Passive Foreign Investment Company Rules,” the Company does not believe it was a PFIC for the taxable year ending December 31, 2017 and does not expect to be a PFIC for the foreseeable future. Based on existing guidance, it is not entirely clear whether dividends received with respect to ordinary shares will be treated as qualified dividends, because the ordinary shares are not themselves listed on a U.S. exchange. U.S. Holders of ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid in pesos will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will be treated as U.S.-source ordinary income or loss.

Dividends received by U.S. Holders will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the ordinary shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “—Material Argentine Tax Considerations”) will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Upon a sale or other disposition of the ordinary shares or ADSs, U.S. Holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain (taxable at a reduced rate for certain non-corporate U.S. Holders, such as individuals) or loss if the ordinary shares or ADSs were held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

If an Argentine tax is withheld on the sale or other disposition of the ordinary shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “—Material Argentine Tax Considerations—Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, in the case of a disposition of the ordinary shares or ADSs that is subject to Argentine tax, the U.S. Holder may not be able to use the foreign tax credit for that Argentine tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Argentine tax if it elects to deduct all of its foreign income taxes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

The foregoing discussion of dividends and capital gains assumes that we are not a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income;” or

•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25 percent of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. corporation is a PFIC.

Based upon the composition of its income, its assets and the nature of its business, the Company does not believe it was a PFIC for the taxable year ending December 31, 2017 and does not expect to be a PFIC for the current year or the foreseeable future. There can be no assurance, however, that the Company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within the Company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company were a PFIC in any taxable year, materially adverse U.S. federal income consequences could result for U.S. Holders. If the Company were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gains recognized by such U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If the Company is classified as a PFIC in any year that a U.S. Holder is a shareholder, the Company generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if the Company ceases to satisfy the requirements of being a PFIC. If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an annual Internal Revenue Service (“IRS”) Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or other disposition of the ordinary shares or ADS by a U.S. paying agent or other U.S. intermediary, or made into the United States, generally will be reported to the Internal Revenue Service, or the IRS, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. In addition, certain U.S. Holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers or certification of exempt status.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets,” the aggregate value of which exceeds US$50,000 on the last day of the taxable year (or the aggregate value of which exceeds US$75,000 at any time during the taxable year), generally are required to file an information report with respect to such assets with their tax returns. The ordinary shares and ADSs generally will constitute specified foreign financial assets subject to these reporting requirements unless the ordinary shares or ADSs, as applicable, are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisers regarding the application of these disclosure requirements to their ownership of the ordinary shares or ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements audited by our independent auditors. We also intend to furnish with the SEC reports on Form 6-K containing unaudited quarterly financial information. You may read and copy any materials filed with the SEC at its public reference room in Washington, D.C., at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Foreign private issuers, like us, have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov/.

We will post our annual reports filed with the SEC on our website at http://www.lomanegra.com.ar. The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We will also furnish hard copies of such reports to our shareholders free of charge upon written request.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility that changes in interest rate or exchange rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Liquidity risk is the risk of us not complying with all of our obligations as a result of a decrease in the fair value of our investments, an excessive concentration of liabilities from a particular source, the mismatch between assets and liabilities, the lack of liquidity of assets or the funding of long term assets with short-term liabilities, among other possible risks. We enter into derivatives and other financial instruments for purposes other than trading, in order to manage and reduce the impact of fluctuations in foreign currency exchange rates. These instruments are intended to reduce the impacts of any devaluation of the peso against the U.S. dollar and any increase in international interest rates on U.S. dollar liabilities.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2017, our total outstanding borrowings on a consolidated basis was Ps.4,353.9 million, of which Ps.2,488.8 million, or 57%, bore interest at floating rates, including Ps.448.6 million of peso-denominated indebtedness that bore interest at rates based on the BADLAR rate or BADLAR private corrected rate, and Ps.1,792.4 million of U.S. dollar-denominated indebtedness that bore interest at rates based on the LIBOR rate.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2017 were 1.0% higher than the average interest rate during such period, our financial expenses during the year ended December 31, 2017 would have increased by approximately Ps.6.3 million.

In the event that the average LIBOR rate applicable to our financial liabilities during the year ended December 31, 2017 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 1.5 million.

Foreign Currency Exchange Rate Risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any depreciation of the peso against the U.S. dollar, from time to time we may enter into derivative contracts. Because we borrow in U.S. dollars in international markets to fund our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2017, our consolidated foreign currency-denominated borrowings was Ps.3,352 million, 56% of which was denominated in U.S. dollars and 44% was denominated in Guaraníes. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions and multi-laterals.

As of December 31, 2017 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25.0% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2017, our U.S. dollar-denominated indebtedness as of December 31, 2017 would have increased by approximately Ps.470 million.

Liquidity Risk

Our board of directors has the ultimate responsibility for liquidity risk management and has established an appropriate framework allowing our management to handle financing requirements for the short-, medium-and long-term. We manage liquidity risk by maintaining reserves, obtaining loan facilities, continuously monitoring projected and real cash flows, and reconciling maturity profiles of financial assets and liabilities.

We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. Although on December 31, 2016 the consolidated financial statements reflected a negative working capital of Ps.2.5 million, this condition was not related to insolvency, but rather a strategic decision. During 2017, we reversed this situation, mainly through new long-term loans and the capital increase in 30,000,000 shares of US$0.1 par value each, for a value of US$3.8 per share. This placement represented a capital increase of US$114.0 million without considering the expenses associated with the issue.

We consider that the liquidity risk exposure is low since we have been generating cash flow from our operating activities, supported on strong profits and have access to loans and financial resources. However, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business. See “Item 3.D Key Information—Risk Factors—Risks Relating to Our Business and Industry—Management’s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may continue to have negative working capital in the near future.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Rate
Issuance of ADSs (i.e., an issuance of ADS upon a deposit of shares, upon a change in the ADS(s)-to-share(s) ratio, or for any other reason, excluding ADS issuances as a result of distributions of shares)	Up to US$0.05 per ADS issued

Cancellation of ADSs (i.e., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-share(s) ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions (i.e., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., upon a spin-off)	Up to US$0.05 per ADS held

Depositary Services	Up to US$0.05 per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Argentina (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

•	Any applicable fees and penalties thereon.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

None.

B. Material Modifications to the Rights of any Class of Registered Securities

None.

C. Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities

None.

D. Changes in the Trustee or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Initial public offering in October 2017

On October 31, 2017, we completed our initial public offering. We sold an aggregate of 288,650,000 ordinary shares: 30,000,000 ordinary shares sold by us, 9,000,000 of which were represented by 1,800,000 ADSs, and 258,000,000 ordinary shares sold by our controlling shareholder, representing 51,730,000 ADSs, including the full exercise of the over-allotment option by the underwriters to purchase up to an additional 7,530,000 ADSs. The price per ordinary share was US$3.80 and per ADS was US$19.00. The underwriters of the initial public offering were Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC.

The registration statement on Form F-1 (File No.333-220347) filed by us in connection with the initial public offering was declared effective on October 31, 2017. An aggregate of 288,650,000 ordinary shares were registered and sold pursuant to the registration statement. The aggregate price of the offering amount registered and sold was US$1,096,870,000.00 million.

The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to approximately $106 million. We plan to allocate the net proceeds received by us from our initial public offering to the current investment plan in property, plant and equipment that includes the expansion of our L’Amalĺ plant. However, our management has considerable discretion in the application of the net proceeds that we received.

We did not receive any of the proceeds from the sale of ADSs or ordinary shares offered by the selling shareholder.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Our CEO and CFO concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation report of the registered public accounting firm

Not applicable.

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2017

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Carlos Boero Hughes and Diana Mondino, who are currently serving on our Audit Committee, are “audit committee financial experts” as defined by the SEC’s rules, have the requisite accounting or related financial management expertise under the rules of the NYSE and are independent under CNV regulations, Rule 10A-3 and the applicable NYSE standards. Mr. Hughes’s and Ms. Modino’s biographical information is included in “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

We are currently subject to InterCement Group’s code of corporate conduct, which is posted on our web site at: http://www.lomanegra.com.ar/en/who-we-are/ethics/. Such code of corporate conduct applies to our employees, directors and officers. We are currently in the process of reviewing a code of ethics for Loma Negra that complies with NYSE standards and expect to adopt it in 2018. In addition, we did not grant any waivers to our code of corporate conduct during the year ended December 31, 2017.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Deloitte & Co. S.A., during the fiscal years ended December 31, 2017 and 2016.

	2017	2016
	(in thousands of Ps.)
Audit Fees(1)	15,738.4	6,639.1
Tax Fees(2)	1,292.7	1,657.1

Total	17,031.1	8,296.1

(1)	Includes fees for services performed by our independent public accounting firm in connection with our annual financial statements audit and review of interim information; for the year ended December 31, 2017, including audit procedures related to the filing of our Form F-1.
(2)	Includes fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Because we are a “foreign private issuer” and a “controlled company,” the NYSE rules applicable to us are considerably different from those applied to domestic companies that are not “controlled companies.” Accordingly, we take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for “foreign private issuers.” Subject to the items listed below, we currently follow certain Argentine practices concerning corporate governance:

•	Director Independence. The NYSE rules provide that the board of directors of a domestic listed company must have a majority of independent directors in accordance with NYSE independence requirements. “Controlled companies” are not required to comply with this requirement. Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Currently, our board of directors is composed of seven members of whom three are independent in accordance with CNV independence requirements.

•	Executive Sessions. The NYSE rules require the non-management directors of domestic listed companies to meet at regularly scheduled executive sessions without management being present. There is no similar requirement under Argentine law. Under Argentine law there is a requirement that the board of directors meets at least once every three (3) months.

•	Audit Committee. The NYSE rules require domestic listed companies to have an audit committee with a minimum of three independent directors and a written charter that covers certain minimum specified duties. In addition, the audit committee must comply with Rule 10A-3 and have at least one member with requisite accounting or related financial management expertise and each member of the audit committee must satisfy the independence and financial literacy set forth in the NYSE rules. As a foreign private issuer, we are only required to comply with Rule 10A-3. Pursuant to the Argentine Capital Markets Law, and its corresponding regulations, listed companies in Argentina are required to have an audit committee consisting of at least three members of our board of directors, the majority of which must be independent directors. We have elected to voluntarily comply with all financial management expertise, independence and financial literacy requirements of the NYSE.

•	Compensation and Nominating/Corporate Governance Committees. The NYSE rules require domestic listed companies to maintain compensation and nominating/corporate governance committees, which must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. “Controlled companies” are not required to comply with this requirement. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. We opted not to constitute any of these Committees.

•	Shareholder Approval of Equity Compensation Plans. The NYSE rules require shareholders of domestic listed companies to be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Under Argentine law, the basic terms of the equity-compensation plans should be considered at the general shareholders’ meeting, but permits delegation to the board of directors.

•	Corporate Governance Guidelines. The NYSE rules require domestic listed companies to adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Argentine law does not require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain recommended guidelines for listed companies referred to as Code of Corporate Governance and the board of directors must describe the level of compliance with the guidelines and recommendations in such Code of Corporate Governance in its annual report. As of the date of this annual report, we are in the process of adopting a corporate governance manual which shall be in compliance with the CNV Rules. Notwithstanding this, we filed before CNV a report regarding the status of compliance of such recommended corporate governance guidelines.

•	Code of Business Conduct and Ethics. The NYSE rules require domestic listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We are currently subject to InterCement Group’s code of corporate conduct. Such code of corporate conduct applies to our employees, directors and officers. The code of corporate conduct is available on our website at http://www.lomanegra.com.ar.

Furthermore, as a “controlled company,” we are eligible to, and, in the event we no longer qualify as a “foreign private issuer,” we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation, nominating/corporate governance committee consisting entirely of independent directors. For additional information, see “Item 3.D Key Information—Risk Factors—Risks Relating to Our Ordinary Shares and the ADSs—Our status as a “foreign private issuer” and as a “controlled company” allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Bylaws of the Registrant, as currently in effect, incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No. 333-220347)

2.1	Deposit Agreement dated as of November 3, 2017 among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, including the form of American depositary receipts

4.1	Offer from Cimpor—Serviços De Apoio à Gestão De Empresas S.A., dated July 19, 2017, to provide services in connection with the transfer of technology and technical know-how relating to the designing and manufacturing of construction materials, incorporated by reference to Exhibit 10.3 to the Amendment No.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 27, 2017 (File No. 333-220347)

8.1	List of Subsidiaries, incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No. 333-220347)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2018	Loma Negra C.I.A.S.A.

/s/ Sergio D. Faifman
Name: Sergio D. Faifman
Title: Chief Executive Officer

/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Co. S.A.

Autonomous City of Buenos Aires, Argentina

April 25, 2018

We have served as the Company’s auditor since 2006.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte Touche Tomatsu Limited is a private Company limited by guarantee incorporated in England & Wales under Company number 07271800, and its registered office is Hill House, 1 Little new Street, London, EC4a, 3TR, United Kingdom.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2017	12.31.2016	12.31.2015
Net revenue	5	15,286,534,926	9,874,443,208	7,870,953,893
Cost of sales	6	(10,850,065,285)	(7,264,522,456)	(5,808,497,475)

Gross profit		4,436,469,641	2,609,920,752	2,062,456,418
Share of profit (loss) of associates	15	—	36,631,307	(105,140,743)
Selling and administrative expenses	7	(1,199,056,938)	(929,330,913)	(712,436,283)
Other gains and losses	8	78,650,541	123,851,396	50,076,831
Tax on debits and credits to bank accounts	9	(188,020,636)	(140,033,765)	(109,513,061)
FINANCE COSTS, NET
Exchange rate differences	10	(313,054,932)	(261,025,771)	(158,849,947)
Financial income	10	103,816,676	41,149,762	26,153,475
Financial expenses	10	(632,904,705)	(721,411,397)	(458,867,829)

Profit before tax		2,285,899,647	759,751,371	593,878,861
INCOME TAX EXPENSE
Current	11	(651,110,917)	(238,702,150)	(209,816,188)
Deferred	11	65,572,961	(19,032,175)	(32,542,926)

NET PROFIT FOR THE YEAR		1,700,361,691	502,017,046	351,519,747

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	24	198,329,237	34,343,627	53,160,907
Cash flow hedges (1)	24	—	(54,402,733)	56,310,034

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME		198,329,237	(20,059,106)	109,470,941

TOTAL COMPREHENSIVE INCOME		1,898,690,928	481,957,940	460,990,688

Net Profit (loss) for the year attributable to:
Owners of the Company		1,590,842,382	491,173,013	348,299,466
Non-controlling interests		109,519,309	10,844,033	3,220,281

NET PROFIT		1,700,361,691	502,017,046	351,519,747

Total comprehensive income (loss) attributable to:
Owners of the Company		1,691,993,604	471,113,907	457,770,407
Non-controlling interests		206,697,324	10,844,033	3,220,281

TOTAL COMPREHENSIVE INCOME		1,898,690,928	481,957,940	460,990,688

Earnings per share (basic and diluted):	12	2.79	0.868	0.615

(1)	Net of income tax effect (Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2017	12.31.2016
ASSETS
Non-current assets
Property, plant and equipment	13	5,978,676,491	4,880,927,203
Intangible assets	14	75,466,722	57,047,422
Investments	15	330,062	330,062
Goodwill	17	39,347,434	39,347,434
Inventories	18	214,721,953	176,021,243
Other receivables	20	145,174,686	229,281,406
Trade accounts receivable	21	—	78,430,745

Total non-current assets		6,453,717,348	5,461,385,515

Current assets
Inventories	18	1,833,791,084	1,717,088,995
Other receivables	20	241,657,017	226,314,680
Trade accounts receivable	21	1,263,410,505	629,163,568
Investments	15	2,990,913,013	694,208,774
Cash and banks	22	188,774,700	233,844,913

Total current assets		6,518,546,319	3,500,620,930

Total assets		12,972,263,667	8,962,006,445

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2017	12.31.2016
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	1,922,100,728	87,209,608
Reserves		59,163,641	43,706,351
Retained earnings		1,590,842,382	460,157,290
Accumulated other comprehensive income	24	250,444,714	149,293,492

Equity attributable to the owners of the Company		3,822,551,465	740,366,741
Non-controlling interests	16	593,242,693	390,144,836

Total shareholders’ equity		4,415,794,158	1,130,511,577

LIABILITIES
Non-current liabilities
Borrowings	25	2,604,280,835	1,277,054,290
Accounts payable	26	71,388,595	81,912,576
Provisions	27	161,095,990	120,683,488
Tax liabilities	28	342,209	1,087,580
Other liabilities	29	15,740,729	28,273,858
Deferred tax liabilities	11	229,291,404	292,892,013

Total non-current liabilities		3,082,139,762	1,801,903,805

Current liabilities
Borrowings	25	1,759,598,408	3,061,974,070
Accounts payable	26	2,361,541,364	2,226,100,262
Advances from customers		206,360,071	106,956,982
Salaries and social security payables		541,829,106	380,151,193
Tax liabilities	28	573,083,940	225,086,288
Other liabilities	29	31,916,858	29,322,268

Total current liabilities		5,474,329,747	6,029,591,063

Total liabilities		8,556,469,509	7,831,494,868

Total shareholders’ equity and liabilities		12,972,263,667	8,962,006,445

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Owners’ contributions						Reserves		Accumulated other comprehensive income
	Capital stock	Adjustment to Capital (1)	Share premium	Other capital adjustments	Merger Premium (2)	Legal reserve	Environmental reserve	Future dividends reserve	Cash flow hedging reserve	Exchange differences on translating foreign operations	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total
Balances as of January 1, 2016	56,602,649	151,390,644	183,902,074	—	98,721,206	41,598,659	1,444,425	416,976,161	54,402,733	114,949,865	349,671,383	1,469,659,799	28,128,663	1,497,788,462
Resolution of the Ordinary Shareholders’ Meeting held on March 23, 2016:
- Distribution of cash dividends											(380,687,106)	(380,687,106)		(380,687,106)
- Partial release of optional reserve for future Dividends								(416,312,894)				(416,312,894)		(416,312,894)
- Increase in optional reserve for future dividends
Other comprehensive income									(54,402,733)	34,343,627		(20,059,106)		(20,059,106)
Business combination under common control (Note 16)				(403,406,965)								(403,406,965)	351,172,140	(52,234,825)
Net profit for the year											491,173,013	491,173,013	10,844,033	502,017,046

Balances as of December 31, 2016	56,602,649	151,390,644	183,902,074	(403,406,965)	98,721,206	41,598,659	1,444,425	663,267	—	149,293,492	460,157,290	740,366,741	390,144,836	1,130,511,577
Resolution of the Ordinary Shareholders’ Meeting held on March 23, 2017:
- Distribution of cash dividends											(444,700,000)	(444,700,000)		(444,700,000)
- Increase in optional reserve for future dividends								15,457,290			(15,457,290)	—		—
Issuance of common stock from initial public offering, net of issuance costs	3,000,000		1,863,725,717									1,866,725,717		1,866,725,717
Other comprehensive income										101,151,222		101,151,222	97,178,015	198,329,237
Business combination under common control (Note 18)				(31,834,597)								(31,834,597)	(3,599,467)	(35,434,064)
Net profit for the year											1,590,842,382	1,590,842,382	109,519,309	1,700,361,691

Balances as of December 31, 2017	59,602,649	151,390,644	2,047,627,791	(435,241,562)	98,721,206	41,598,659	1,444,425	16,120,557	—	250,444,714	1,590,842,382	3,822,551,465	593,242,693	4,415,794,158

(1)	Adjustment for inflation up to February 28th, 2003 – See Note 3.16.b)
(2)	See Note 3.16 c)

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

		12.31.2017	12.31.2016	12.31.2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year		1,700,361,691	502,017,046	351,519,747
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense		585,537,956	257,734,325	242,359,114
Depreciation and amortization		625,880,708	509,073,880	333,956,297
Provisions		61,293,686	36,379,703	24,995,318
Interest		533,117,802	594,598,148	393,757,671
Share of profit (loss) of associates		—	(36,631,307)	105,140,743
Investment income recognized in profit		(7,966,242)	(112,039,773)	(158,494,542)
Exchange rate differences		261,086,171	271,656,002	253,078,707
Gain on disposal of Property, plant and equipment		(5,799,175)	(31,315,437)	(3,909,421)
Changes in operating assets and liabilities
Inventories		(87,735,857)	(562,166,309)	(211,358,257)
Other receivables		41,365,888	(140,932,111)	(81,556,400)
Trade accounts receivable		(535,018,838)	(164,726,684)	(87,387,645)
Advances from customers		99,403,089	32,758,193	26,624,857
Accounts payable		133,303,218	450,394,525	379,555,491
Salaries and social security payables		160,373,981	113,400,684	30,297,189
Provisions		(31,610,711)	(16,685,934)	(16,878,695)
Tax liabilities		(17,007,156)	56,868,398	(40,069,120)
Other liabilities		(11,752,234)	19,249,181	9,837,034

Cash generated from operations		3,504,833,977	1,779,632,530	1,551,468,088
Income tax paid		(284,522,838)	(166,708,107)	(168,391,995)

Net cash generated by operating activities		3,220,311,139	1,612,924,423	1,383,076,093

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment		13,571,501	22,399,342	6,001,998
Payments to acquire Property, plant and equipment		(1,246,113,978)	(643,073,919)	(472,532,197)
Payments to acquire intangible assets		(28,065,101)	(26,279,675)	(22,307,623)
Interest received		30,300,476	—	—
Contributions to F.F.F.S.F.I. (Note 38)		(27,825,262)	(23,956,029)	—
Cash from business combinations under common control	Note 16	—	207,927,790	30,552

Net cash used in investing activities		(1,258,132,364)	(462,982,491)	(488,807,270)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		2,927,783,765	1,597,236,466	829,064,617
Interest paid		(532,101,489)	(600,560,695)	(417,259,343)
Dividends paid		(442,886,305)	(853,136,862)	(16,642)
Repayment of borrowings		(3,521,683,295)	(840,235,934)	(1,262,052,887)
Proceeds from initial public offering, net of issuance costs		1,866,725,717	—	—

Net cash generated by (used in) financing activities		297,838,393	(696,697,025)	(850,264,255)

Net increase (decrease) in cash and cash equivalents		2,260,017,168	453,244,907	44,004,568
Cash and cash equivalents at the beginning of the year	Note 30	803,285,795	328,404,790	260,836,959
Effects of the exchange rate differences on cash and cash equivalents in foreign currency		116,384,750	21,636,098	23,563,263

Cash and cash equivalents at the end of the year	Note 30	3,179,687,713	803,285,795	328,404,790

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

1.	LEGAL INFORMATION

Legal address

Reconquista 1088 – 7th. Floor, Ciudad Autónoma de Buenos Aires, Argentina

Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, the “Company” or “the Group”) is a stock company organized according to Argentine Law. The address of its registered office is Reconquista 1088 – 7th. Floor – Buenos Aires – Argentina.

Fiscal year number:

Fiscal year number 93 which began on January 1, 2017.

Principal business of the Company:

The main activity of the Company is the manufacturing and marketing of cement and its by-products, and also the exploration of mineral resources that are used in the production process.

The Company has nine factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. It also has 18 concrete plants.

In addition, the Company, through its subsidiary Cofesur S.A., has control over Ferrosur Roca S.A., a company that operates the rail network Railroad Roca under a concession granted by the Argentine government in 1993 for a period of 30 years, allowing access to several of the Loma Negra’s cement plants to the rail network. At the date of issuance of these financial statements Ferrosur Roca S.A. has requested for the extension of the concession for 10 more years, as estipulated in the concession contract.

The Company also owns Recycomb S.A.U., a corporation engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material-, and Yguazú Cementos S.A., a company organized in the Republic of Paraguay dedicated to the manufacture and marketing of cement.

Date of registration in the Public Registry of Commerce and General Inspection of Justice

Inscription of the bylaws: August 5th, 1926 under No 38, Book 46 of Companies

Last amendment registered to the bylaws: August 29th, 2017, under No 17557 Book 85 of Companies by shares

Correlative Number of Registration with the Inspección General de Justicia: 1,914,357

CUIT: 30-50053085-1

Date of expiration: July 3rd, 2116.

The Company was founded in 1926 and on August 5, 1926 it was registered as a “sociedad anónima” (stock company according to Argentine Law, originally under the name “Compañía Argentina Ganadera Agrícola Comercial e Industrial S.A.” being registered with the Public Registry of Commerce of Azul, Province of Buenos Aires, under the Number 38, Folio 46. On August 25, 1927, the Company adopted its current name and on August 27, 1984, the Company was also registered with the General Office of Legal Entities of the Province of Buenos Aires under the Number 747. The Company’s date of expiration is July 3, 2116. The Ordinary and Extraordinary General Assembly of July 3, 2017 resolved: i) to transfer the legal address of the Company from Cuartel No. VIII Loma Negra, Olavarría, Province of Buenos Aires to Reconquista 1088 - 7th floor, City of Buenos Aires, place where the central administration office is located, ii) extend the period of duration of the Company expiring accordingly on July 3, 2116, iv) update the corporate purpose that according to Article 4 of its bylaws, includes the execution of commercial, industrial, real estate and financial activities, being also authorized to mining activities and construction industry as well as being the holder of transportation concessions and public services, v) replacing the nominative shares by book entry and its reduction of nominal value, vi) update and adapt the operation of the administration to the public offering regime, vii) creation of the auditing committee, viii) updating and adaptation of the Supervisory Committee, ix) updating and adaptation of the functioning of the governing body to the public offering regime and other updates. On August 29, 2017, said modifications were registered in the General Inspection of Justice (“I.G.J.”) under Number 17557 of book 85, volume - of companies by shares. The correlative number of I.G.J. of the Company is 1,914,357.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Parent company

As of December 31, 2017 the parent Company is Loma Negra Holding GmbH, which holds directly the 51.0437% of the Company’s shares.

During September 2017, Loma Negra’s Board of Directors was notified of the share transfers under which InterCement Brasil S.A. transferred its shareholding. Loma Negra Holding GmbH is a limited liability company incorporated under the laws of Austria and registered with the General Inspection of Justice in Argentina (the Argentine Register for companies - “IGJ”, and is also indirectly controlled by the same group Camargo Corrêa.

By virtue of (i) the waiver of its right of pre-emptive subscription and accretion for the capital increase for 30,000,000 new ordinary shares (Note 31); and (ii) the transfer of 258,650,000 shares in favor of Citibank N.A., in its character of depositary under the ADSs Deposit Agreement between the Company, Citibank N.A. and the holders and beneficiaries of the ADSs issued thereunder (in the framework of the public offering of shares - Note 31), at the date of issuance of these condensed consolidated interim financial statements, Loma Negra Holding GmbH held 304,233,740 common shares of $ 0.10 each and one vote per share representing 51.0437% of the Company’s share capital and votes

Capital structure:

The capital of the Company amounts to 59,602,649, represented by 596,026,490 common shares of $ 0.10 par value each and one vote per share.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Compliance status

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been approved by the Board of Directors in the meeting held on March 8, 2018.

2.2 Basis of preparation

These financial statements have been prepared on a historic cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. In general, the historic cost is calculated based on the fair value of the consideration paid in exchange for goods or services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities include assets and liabilities, which are realized or settled within the 12-month period from the end of the fiscal year.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Currency

Consolidated information attached is stated in Pesos ($), Argentine’s legal currency, based on the financial information of Loma Negra and its subsidiaries, presented in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

IAS 29 “Financial reporting in hyperinflationary economies”, requires the consolidated financial statements of an entity whose functional currency belongs to a hyperinflationary economy to be stated in terms of the measuring current unit at the end of the fiscal year.

For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. The standard lists a set of quantitative and qualitative factors to be taken into account in order to determine whether an economy is to be considered hyperinflationary. Considering inflation’s decreasing trend, the absence of qualitative factors that may lead to a certain conclusion, and the anomalies detected in information about inflation published by INDEC in prior years, the Company’s Board of Directors has concluded there is no sufficient evidence to consider Argentina as a country having a hyperinflationary economy as of each of the years presented, according to guidelines established by IAS 29. Therefore, restatement principles established in the mentioned standard have not been applied.

Over the last years, certain macroeconomic variables affecting Company’s business, such as payroll costs, input prices, borrowing and exchange rates, have experienced significant changes. In case that the restatement of the consolidated financial statements becomes applicable, the corresponding adjustment should be resumed, and calculated from the last date the Company had restated its financial statements in order to reflect inflation effects, as established by applicable regulation. Both circumstances should be taken into consideration by these financial statements’ users.

Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the main estimates and areas with greater degree of complexity and which require more critical judgments, are disclosed in Note 4.

The principal accounting policies are described below.

Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2017. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC 23	Uncertainty over Income Tax Treatments[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Amendments to IFRS 2	Share-based payments[1]
Amendment to IFRS 15	Revenue from contracts with customer[1] |
Amendments to IAS 28	Annual improvements 2014 -2016 Cycle[1]
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures[4]
Amendment to IFRS 9	Prepayment Features with Negative Compensation[4]
Amendments to IFRS 3 and11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[5]

[1]	Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
[2]	Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.
[3]	Effective date deferred indefinitely.
[4]	Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.
[5]	Effective for annual periods beginning on or after January 1, 2019.

•	In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 ‘Financial Instruments’. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Based on the analysis of the Company’s financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed a preliminary assessment of the impact of IFRS 9 to the Company’s consolidated financial statements as follows:

•	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.

•	Impairment: the Group expects to apply the simplified approach to recognize lifetime expected credit losses for is trade receivables, as required or permitted by IFRS 9. As regards to listed bonds, the directors of the Company consider that they have low credit risk given the credit rating. In relation to financial guarantees to related parties, the directors have assess that there is not an increase in the credit risk of these transactions

•	Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company’s consolidated financial statements.

Based on these assessments, the directors do not anticipate that the application of IFRS 9 will have a material impact in the financial statements of the Company. It should be noted that the above assessment was made based on an analysis of the Company’s financial assets and financial liabilities as of December 31, 2017 on the bases of the facts and circumstances that existed at that date. This new standard is effective for periods beginning on or after January 1, 2018.

•	On May 28, 2014, the IASB published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

•	Step 1: Identify the contract with the customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contracts

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

On April 12, 2016, the IASB published amendments with clarifications to IFRS 15 ‘Revenue from Contracts with Customers’. The amendments address the following topics: identifying performance obligations, principal versus agent considerations, and licensing, and provide some transition relief for modified contracts and completed contracts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Under IFRS 15, an entity recognizes revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

The Company has completed an impact assessment of the application of IFRS 15 on the Company’s consolidated financial statements and do not anticipate material changes in the amount of revenue.

•	On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2017, the Company has non–cancellable operating lease commitments of 27 million for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 26. If these arrangements would meet the definition of a lease under IFRS 16, the Company should recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where the Company is a lessee, the Company will recognize an asset and a related finance lease liability for the lease arrangement. Management are currently assessing its potential impact of the application of IFRS 16. It is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in the Company’s consolidated financial statements until the management complete the review. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

•	On December 8, 2016, the IASB published IFRIC 22, which was developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The interpretation is being issued to reduce diversity in practice related to the exchange rate used when an entity reports transactions that are denominated in a foreign currency in accordance with IAS 21 in circumstances in which consideration is received or paid before the related asset, expense, or income is recognized.

•	The interpretation is effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s Financial Statements.

•	On June 7, 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments”, which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

•	Whether tax treatments should be considered collectively.

•	Assumptions for taxation authorities’ examinations.

•	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	The effect of changes in facts and circumstances.

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements. The Company has not opted for early application.

•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•	require full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);

•	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. On December 17, 2015, the IASB issued an amendment that defers the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. Earlier application of the September 2014 amendments continues to be permitted.

•	On June 20, 2016, the IASB issued amendments to IFRS 2 (share-based payments). The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group’s consolidated financial statements. The amendments are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On December 8, 2016, the IASB issued amendments to IAS 28 (Investments in associates and joint ventures) as a result of the IASB’s annual improvement 2014–2016 project. The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by- investment basis, upon initial recognition.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company’s consolidated financial statements. The amendment to IAS 28 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•	On October 12, 2017, the IASB published the amendment to IAS 28 “Long-term Interests in Associates and Joint Ventures”. This amendment clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. The Company has not opted for early application.

•	On October 12, 2017, the IASB published the amendment to IFRS 9 “Prepayment Features with Negative Compensation”. This amendment modifies the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. Under the amendments, the sign of the prepayment amount is not relevant, i. e. depending on the interest rate prevailing at the time of termination, a payment may also be made in favor of the contracting party effecting the early repayment. The calculation of this compensation payment must be the same for both the case of an early repayment penalty and the case of an early repayment gain.

The final amendments also contain (in the Basis for Conclusions) a clarification regarding the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The IASB clarifies that an entity recognizes any adjustment to the amortized cost of the financial liability arising from a modification or exchange in profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted and not the amortized cost amount.

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. The Company has not opted for early application.

•	On December 12, 2017, the IASB issued amendments to the following standards as result of the IASB’s annual improvements 2015-2017 project:

•	IFRS 3 (Business combinations): clarifies that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.

•	IFRS 11 (Joint arrangements): clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

•	IAS 12 (Income tax): clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

•	IAS 23 (Borrowing costs): clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Group’s consolidated financial statements. The amendments are all effective for annual periods beginning on or after January 1, 2019.

2.3 Basis of consolidation

These consolidated financial statements include the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. Control is achieved where the company has the power over the investee; exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

a)	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b)	potential voting rights held by the Company, other vote holders or other parties;

c)	rights arising from other contractual arrangements; and

d)	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company losses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income for since the date the Company gains control until the date when the Company ceases to control its subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

The income (loss) of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the date of acquisition until the effective date of disposal, if applicable.

All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

Detailed below are the subsidiaries whose financial statements have been included in these consolidated financial statements:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Main activity	Place of incorporation and principal place of business	% of direct and indirect equity interest as of
			12-31-2017	12-31-2016	12-31-2015
Subsidiaries:
Cofesur S.A. (1)	Holding	Argentina	100.00	97.64	97.64
Ferrosur Roca S.A. (2)	Train cargo transportation	Argentina	80.00	78.12	78.12
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
Yguazú Cementos S.A. (3)	Manufacture and marketing of cement and construction materials	Paraguay	51.00	51.00	35.00

(1)	As of December 2016, Loma Negra C.I.A.S.A. had advance funds for the purchase of an additional equity interest of 2.36%. This acquisition needed to be authorized by the Argentine State. On March 6, 2017, the transaction aforementioned was finally approved.
(2)	Controlled directly by Cofesur S.A.
(3)	Company controlled due to the business combination under common control made on December 22, 2016 (note 16). As a result, the statement of financial position line items of Yguazú Cementos S.A. as of December 31, 2016 were included in the consolidated statement of financial position of the Company as of December 31, 2016; in the case of the consolidated statement of profit or loss and other comprehensive income, the equity in profit or loss of Yguazú Cementos S.A. is presented in the line “Share of profit (loss) of associates” in each of the years presented since the consolidation of results for the 10-day period from December 22, 2016 to December 31, 2016 was not material for the Company’s consolidated financial statements.

Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

a)	Yguazú Cementos S.A.

As of	12.31.2017	12.31.2016
Current assets (1)	494,986,225	519,436,580
Non-current assets	2,358,756,400	2,016,522,494
Current liabilities (2)	385,487,026	1,811,949,703
Non-current liabilities (2)	1,332,533,280	7,307,114
Equity attributable to the owners of the Company	579,237,344	365,530,116
Non-controlling interests	556,484,975	351,172,141

(1)	Includes 111,943,934 and 207,927,790 of cash and cash equivalents as of December 31, 2017 and December 31, 2016, respectively.
(2)	Includes the financial loans described in note 25.

The summarized figures presented for Yguazú Cementos S.A. as of December 31, 2017 (as a consolidated subsidiary) reflect the book values of the assets and liabilities (see Note 16.1) and adjustments to conform to the Company’s accounting policies.

For the year ended	12.31.2017
Net revenue	1,152,606,929
Finance cost, net	(72,745,405)
Depreciation	(170,745,386)
Income tax	(12,316,307)
Profit for the year	220,690,826

For the year ended	12.31.2017
Net cash generated by operating activities	280,474,575
Net cash used in investing activities	(55,868,811)
Net cash used in financing activities	(368,018,079)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

b)	Ferrosur Roca S.A.

As of	12.31.2017	12.31.2016
Current assets	448,672,962	227,349,424
Non-current assets	757,054,777	710,404,407
Current liabilities	838,820,242	594,786,019
Non-current liabilities	183,118,912	166,101,662
Equity attributable to the owners of the Company	147,030,869	138,159,696
Non-controlling interests	36,757,716	38,706,454

For the year ended	12.31.2017	12.31.2016	12.31.2015
Net revenue	1,608,080,671	1,223,681,686	919,729,670
Finance costs, net	(124,903,098)	(128,933,963)	(92,795,807)
Depreciation	(74,821,293)	(54,995,175)	(44,853,392)
Income tax	(3,002,588)	(26,964,252)	(8,555,315)
Profit or (loss) for the year	6,922,435	49,982,654	15,147,453

For the year ended	12.31.2017	12.31.2016	12.31.2015
Net cash generated by operating activities	90,167,989	260,874,828	163,772,758
Net cash used in investing activities	(198,133,153)	(165,530,937)	(109,782,503)
Net cash (used in) generated by financing activities	107,211,129	(90,434,660)	(76,456,255)

2.3.1. Business combination between entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted an accounting practice in which the assets and liabilities of the acquired entity are recognized at the book values recorded in the ultimate parent entity’s consolidated financial statements. The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of the acquiring entity is cancelled and the differences, if any, is adjusted in the Other capital adjustments. The Company has elected to not restate the information for any of the periods presented in its consolidated financial statements. In accordance with IAS 8, Management has adopted an accounting practice on which the predecessor basis of accounting is used to record the carrying amount of the net assets acquired.

2.3.2. Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue recognition

Revenue is measured at the fair value of the consideration received or to be received, reduced for estimated customer returns, rebates and other similar allowances.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.1.1 Sale of goods

Revenue from the sale of goods is recognized at time all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.1.2 Services rendered

Transportation revenues are recognized at the time the service is provided.

3.1.3 Income from dividends and interest income

Where they exist, income from investment dividends are recognized after the shareholders’ rights to receive payment thereof are established (provided there is a probability that the economic benefits will flow to the company and the ordinary revenues may be reliably measured).

Interest income was recognized after determining the probability that the Group should receive the economic benefits associated with the transaction and that the amount thereof should be reliably measured. Interest income was recorded on a short-term basis with reference to the principal outstanding and the applicable effective interest rate, which is the discount rate that perfectly matches the cash flows receivable or payable estimated over the expected life of the financial instrument with the net book value of financial assets or liabilities with regard to the initial recognition.

3.2 Goodwill

The goodwill recorded by the Company corresponds to the acquisitions of Cofesur S.A., La Preferida de Olavarría S.A. (company merged with Loma Negra C.I.A.S.A. as of January 1, 2015) and Recycomb S.A.U., for acquisitions prior to IFRS adoption.

Goodwill, in accordance with the applicable standard at the time of recognition, corresponds to the amount of the transferred consideration, the amount of any non-controlling interest in the acquire and, where applicable, the fair value of the equity interest previously held in the acquire (if any), in excess of the net acquisition cost on the date of acquisition of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized but tested for impairment. For purposes of conducting the impairment test, goodwill is assigned to each of the Group’s cash generating units expected to benefit from the synergies of the relevant combination. The cash generating units to which goodwill is assigned are subject to annual, or more frequent, impairment tests, when there are indicators of impairment. If the recoverable amount of the cash generating unit is lower than the unit’s book amount, the impairment loss is firstly applied to reducing the carrying amount of goodwill assigned to the unit, and is then applied proportionately to the unit’s other assets. The carrying amount of each asset in the reporting unit is used as basis. The impairment loss recognized for goodwill is not reversed in any subsequent period.

Any impairment loss for goodwill is recognized directly in profit or loss.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Company has not recognized any impairment loss in the years ended December 31, 2017 and 2016.

The Group’s policy for goodwill arising on the acquisition of an associate is described at note 3.3.1 below.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.3 Investments in associates and other companies

3.3.1 Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those investees.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

Yguazú Cementos S.A.

The summarized figures presented for Yguazú Cementos S.A. for the year ended December 31, 2016, reflect the amounts resulting from the available information received from Yguazú Cementos S.A. adjusted to conform with IFRS, the Company’s accounting policies and other classification adjustments to conform with Company’s policies.

For the year ended	12.31.2016	12.31.2015
Net revenue	929,986,113	692,832,808
Finance costs, net	(76,670,474)	(375,987,448)
Depreciation	(155,534,466)	(109,705,677)
Income tax	(10,680,022)	8,598,480
Profit or (loss) for the year	104,660,877	(300,402,124)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

For the year ended	12.31.2016	12.31.2015
Net cash generated by (used in) operating activities	350,159,307	211,115,257
Net cash used in investing activities	(42,353,241)	(63,727,785)
Net cash (used in) generated by financing activities	(249,682,864)	(88,925,782)

3.3.2 Investment in other company

It is an investment in a company where the Group has not significant influence.

Since this equity investment does not have a quoted market price in an active market and its fair value cannot be reliably measured such unquoted equity investment is measured at cost less any identified impairment losses at the end of each reporting period.

3.4 Leasing

Leases are classified as finance leases whenever the terms of the lease substantially transferred all the risks and rewards of the ownership to lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

3.5 Foreign currency and functional currency

These consolidated financial statements are presented in Argentine pesos (legal currency of Argentina), which is also the functional currency (currency of the main economic environment in which a company operates) for all the companies with legal address in Argentina. In the case of the subsidiary Yguazú Cementos S.A., located in Paraguay, its functional currency is Guarani.

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into pesos using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (and attributed to non-controlling interests as appropriate).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Exchange differences on monetary items are recognized in profit or loss in the year, except those which resulted from foreign-currency denominated borrowings related to the assets under construction for their future productive use, which were included in the cost of such assets as they are considered as an adjustment to the interest expense related to such foreign-currency denominated borrowings.

In the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Argentine pesos using exchange rates prevailing at the end of each fiscal year.

Goodwill and adjustments to fair value arising from the acquisition of subsidiaries are recognized as assets and liabilities of the acquire and are translated into the reporting currency at the exchange rate prevailing on the balance sheet date. Any resulting exchange difference is recognized in other comprehensive income.

When an investment is sold or disposed of, any exchange difference is recognized in the statement of income as a gain or loss on sale/disposal.

3.6 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualified assets that necessarily take a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of the pertinent asset, until such time as the assets are substantially ready for their intended use or sale.

Income earned on short-term investments in specific outstanding borrowings to be used in qualified assets is deducted from the costs of borrowings that may qualify for capitalization.

All the other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.7 Taxation

The Group recognizes income tax applying the liability method, which considers the effect of temporary differences between the carrying amount and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, upon the determination of taxable profit, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Group’s tax liability will be the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, the date of its publication in the Official Gazette. On July 22, 2016, Law No. 27,260 was enacted and, among other things, removed the aforementioned requirement.

Income tax expense represents the amount of the tax currently payable and deferred tax.

3.7.1.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the Consolidated Statement of Comprehensive Income because of items of income, or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the fiscal year.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.7.1.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each fiscal year and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the fiscal year. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the fiscal year, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if a) there is a legally enforceable right to offset by the tax authority and b) deferred tax assets and liabilities relate to income taxes levied by the same tax authority, having the Group the intention of settle assets and liabilities on a net basis.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

3.7.1.3 Current and deferred tax

Current and deferred tax are recognized in profit or loss, and included in comprehensive income.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.7.2. Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.25% of the value of any shares issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

In September 2016, the tax authority approved the exemption request for this tax payment for 2016, 2017 and 2018 for being a compliant taxpayer under Law N° 27,260/2016.

As of December 31, 2017 and 2016, the Company had recorded 224,639 and 35,445,260, respectively, amounts included within Other receivables.

3.7.3 Tax reform in Argentina

On December 29, 2017, Argentina enacted a comprehensive tax reform (Law No. 27,430) through publication in the Official Gazette. The Law is effective from January 1, 2018. Specifically, introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents.

Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

3.8 Property, plant and equipment

Property, plant and equipment held for being used in the production or supply of goods and services, or for administrative purposes, are carried at cost, less any depreciation and cumulative impairment loss.

Lands were not depreciated.

Properties under construction for administrative, production, supply or other purposes are carried at cost, less any recognized impairment loss. The cost included professional fees and, in the case of qualified assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write-off the cost of assets, except for land and properties under construction, over their useful lives, using the straight-line method or units of production. The estimated useful life and depreciation method are reviewed at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

The assets maintained under finance lease are depreciated over their useful life estimated equal to useful life of the assets under the lease, or, if the latter is shorter, over the term of the corresponding lease.

Gain or loss derived of the write-off or disposal of an item of Property, plant and equipment is determined as the difference between the obtained sale value and the book value and it is recognized in profit or loss.

3.9 Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

The method of amortization of Mining exploitation rights will be determined at the time it become used by the Company.

The estimated useful life and amortization method are reviewed at the end of the fiscal year, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives, acquired separately, are carried at cost less accumulated impairment losses.

Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.10 Impairment of tangible and intangible assets

At the end of the fiscal year, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indications exist, the recoverable amounts of the assets is estimated in order to determine the impairment loss (if any).

The Group estimated the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments at year-end of the time value of money considering the risks specific to the asset.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

3.11 Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. Costs of inventories are determined using the weighted average price method. The net realizable value is the estimated price of sale less estimated costs to conclude such sale.

3.12 Provisions

Provisions are recognized when the Group have a present obligation (legal or constructive) as a result of a past event and it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation, at the end of the fiscal year, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the estimated cash flow for repayment of the existing obligation, its book value represents the current value of such cash flow.

When some or all of the economic benefits required to settle a provision are expected to be recovered, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.13 Environmental restoration

Under legal provisions, the land used for mining and quarries is subject to environmental restoration in Argentina.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the passage of time and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Company discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

In addition, the Group follows the practice of progressively restoring the spaces freed by the removal of quarries using the allowances created for such purposes.

3.14 Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financials assets and financial liabilities (other than financial assets and liabilities at fair value through profit or loss) are added or deducted from the fair value of the financial assets of financial liabilities, as appropriate, on initial recognition. Transactions costs directly attributable to the acquisition of financial assets of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.15 Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss (“FVTPL”) are financial assets held for trading. Financial assets are included in this category whether acquired primarily to be sold in the immediate future.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in note 34.

ii)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

iii)	Loans and receivables

The loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market, are classified as current assets, except when they mature more than 12 months from the balance sheet date, in which case they are classified under non-current assets. Trade receivables and other receivables are included in this category.

The assets under accounts receivable are recorded at their amortized cost by applying the effective interest method, net of any allowance for impairment, if applicable.

iv)	Financial assets held-to-maturity

These are non-derivative financial assets whose payments have a fixed or determinable amount and with a set maturity date and the entity have both the effective intention and the capacity to hold them until maturity. If the Company sells a significant amount of financial assets held to maturity, the whole account should be reclassified as available for sale.

Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

v)	Unconsolidated Ferrocarril Roca Management Trust

The 100% interest in the Ferrocarril Roca Management Trust is valued at cost, taking into account the value of contributions made, net of trust expenses, including the financial income accrued as of the balance sheet date.

This unconsolidated structured entity refers to the entity which is not controlled by the Company (Note 37).

As of December 31,2017 and 31, 2016, the Company’s participation in the unconsolidated trust is as follows:

As of	12.31.2017	12.31.2016
Current assets	51,112,722	90,065,227
Current liabilities	1,006,901	87,150

Equity	50,105,821	89,978,077

Income for the year	3,210,358	11,478,251

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

vi)	Financial assets available for sale

Financial assets that are either designated as assets held for sale (“AFS”) or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Such financial assets are measured at fair value, with any gain or loss recognized under other comprehensive income. Upon sale or impairment of the asset, the accumulated gain or loss previously recognized in other comprehensive income is reclassified under income for the year. These financial assets are classified as other non-current financial assets, except those with a maturity of less than 12 months from the balance sheet date, which are classified as current assets. The Company does not hold financial assets available for sale.

vii)	Impairment of financial asset

Financial assets other than those valued at fair value with changes to profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

The objective impairment evidence should include:

•	Significant financial difficulties of the issuer or obligor; or

•	Default on contract clauses, such as non-payment or late payment of interest or principal; or

•	The borrower is likely to file for bankruptcy or any other form of financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as trade receivables, where the impairment test on the asset has been assessed on an individual basis and found that the asset is not individually impaired, such asset is to be included in the collective impairment test. The objective evidence of an accounts receivable portfolio being impaired includes the past experience of the Company regarding receivable collection, as well as any changes that are evident in the local and national economic conditions related to payment default.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial assets is directly written down by the impairment loss, except for trade receivables where the book value is written down through an allowance for bad debts. Where a trade receivable is considered a bad debt, it is written off against the allowance. The changes in the carrying value of the allowance for bad debts is recognized in the statement of comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

viii)	Derecognition of a financial asset

The Company shall derecognize a financial asset only when the contractual rights on the financial assets cash flows expire and transfer the substantial risks and advantages inherent to ownership of the financial asset. If the Company does not transfer or retain substantially all the risks and advantages inherent to the ownership and retains the control over the asset transferred, the Company shall recognize its interest in the asset and the associated obligation at the amounts payable. If the Company retains substantially all the risks and advantages inherent to property on the transferred financial asset, the Company shall continue to recognize the financial asset and shall also recognize a collateral loan for the receipts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognized on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

3.16 Financial liabilities and equity instruments

i)	Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Capital stock and other capital related accounts

a)	Capital stock and share premium

It is composed by contributions made by the shareholders.

Capital stock is represented by shares and includes subscribed shares at their nominal value.

b)	Adjustment to capital

Adjustment to capital recognize the effects of changes in the purchasing power of the Argentine peso until February 28, 2003. Capital stock account has been maintained at its nominal value and the adjustment deriving from the restatement mentioned before, has been disclosed in Adjustment to capital account.

Adjustment to capital may not be distributed in cash or in kind. However, it can be capitalized by issuing additional shares. In addition, this adjustment may be used to settle accumulated losses, according to absorption of cumulative losses order, as explained below, in “Accumulated earnings”.

c)	Merger premiums

These pertain to the recognition of the premiums originated in mergers, mainly from the merger with Ecocementos S.A. and Compañía de Servicios a la Construcción S.A. in 2002 and 2010, respectively. The balances as of December 31, 2014 derives from merges prior to the adoption of IFRS. The merger for 2015 was recognized to book values.

d)	Other capital adjustments

In the year ended December 31, 2016, it was included in this caption an amount of 403,406,965 related to the excess of the consideration for the 16% equity interest –in Yguazú Cementos S.A. acquired to InterCement Brasil S.A. (Parent company) over the book values recorded by such entity (Note 16).

During the year ended December 31, 2017, the Company accounted for the acquisition of the 2.36% of equity share in Cofesur S.A., which was approved by Government in March, 2017. Since the Company had acquired such participation from Camargo Correa S.A., it applied its accounting policy for acquisitions of entities under common control and recognized the participation at their carrying amount, being the excess of the purchase price over such amount disclosed in Equity under the caption adjustments in Owners’ contributions.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Legal reserve

In accordance with the provisions of Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year adjusted by any amount that could have been transferred form accumulated other comprehensive income (loss) to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.

Environmental reserve and Future dividends reserve

Corresponds to the allocation made by the Company’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve environmental issues and for future dividends, respectively.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

a)	Cash flow hedging reserve

Corresponds to the reserve generated by the financial instruments designated as hedging.

b)	Exchange differences on translating foreign operations

Corresponds to the reserve generated by the conversion of the financial statements of the subsidiary Yguazú Cementos S.A. into the Company’s presentation currency, as indicated in note 3.5.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net profit of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Non-controlling interests

Corresponds to the interest in the net assets acquired and net income of:

•	As of December 31, 2017: Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%), representing the rights on shares that are not owned by Loma Negra C.I.A.S.A.

•	As of December 31, 2016: Yguazu Cementos S.A. (49%), Ferrosur Roca S.A. (20%) and Cofesur S.A. (2.36%) representing the rights on shares that are not owned by Loma Negra C.I.A.S.A.

iii)	Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at fair value through profit or loss

A financial liability at fair value with changes through profit or loss is a financial liability classified either as held for trading or at fair value with changes through profit or loss. A financial liability is classified as held for trading if:

a) It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or

b) It is part of a portfolio of identified financial instruments that are managed together and, at a later date, there arises evidence for the first time of a recent actual pattern of short-term profit taking; or

c) It is a derivative, except for a derivative that is a designated and effective hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in note 33.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

A financial liability other than a financial liability held for trading or contingent consideration that may be paid by an acquirer as part of a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Other financial liabilities

Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of costs directly attributable to their acquisition (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts)

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method, with interest income recognized based on the effective yield.

Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer its settlement for more than 12 months from the balance sheet date.

iv)	Financial liabilities in foreign currency

The fair value of financial liabilities denominated in foreign currency is determined in that foreign currency and then translated at the exchange rate prevailing at the end of each reporting period. The foreign currency component forms part of its profit or loss at fair value. As regards financial liabilities classified as fair value with changes through profit or loss, the foreign currency component is recognized in profit and loss.

In the case of debt instruments denominated in foreign currency classified at amortized cost, determination of exchange differences is based on the asset amortized cost and recognized under “Exchange differences” (note 10), “Financial income” to the Statement of Comprehensive Income.

v)	Derecognition of a financial liability

The Company shall derecognized a financial liability if, and only if, the Company’s liabilities expire, are discharged or satisfied. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.17	Derivative financial instruments

The Group entered into a variety of derivative financial instruments to manage its exposure to interest rates and foreign exchange rate risks, including agreements for foreign exchange hedge agreements, interest rate swaps and foreign exchange swaps.

Derivatives had been initially recognized at fair value at the date the derivative contracts are entered into and were subsequently remeasured to their fair value at the end of each fiscal year. The resulting gain or loss has been recognized in profit or loss immediately, except in cases where the derivative was appointed and was effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group has agreements designated as cash flow hedges. The resulting gain or loss from contracts in force determined as effective hedging during the year has been recognized directly in other comprehensive income.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non- derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Note 33 sets out details of the fair values of the derivative instruments used for hedging purposes. During 2017 and 2016 the Group has only entered into “Cash flow hedges”.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses’ line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss, if any.

3.18 Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits (termination payment plans, which derive of specific plans for employees who leave the Company and receive an agreed compensation to be paid in installments) are measured at the present value of the estimated future cash outflows expected to be made by the Group.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINT

In the application of the Group’s accounting policies, which are described in note 3, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year.

4.1	Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see note 4.2 below), that the directors have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

4.1.1 Concession of Ferrosur Roca S.A.

The directors have reviewed the Group’s participation in Ferrosur Roca S.A. based on the guidelines of IFRIC 12, which gives guidance on the accounting by operators for public-to-private service concession arrangements.

Based on the fact that the grantor does not control or regulates what services the operator must provide with the infrastructure or to whom it must provide them and at what price, the Directors concluded that the concession of Ferrosur Roca S.A. is out of scope and, therefore, the Company does not apply the provisions of IFRIC 12. Accordingly, the Company has recorded the assets received from the concession and those subsequently acquired under IAS 16 “Property, plant and equipment”.

4.2 Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year).

4.2.1 Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

The carrying amount of goodwill was 39,347,434 at 31 December 2017 and 2016. There was no impairment of goodwill since their recognition.

4.2.2 Property, plant and equipment and other intangible assets

The following is the estimated useful life for each component of Property, plant and equipment and other intangible assets:

Useful life
Quarries	100 years
Quarries – Cost of surface excavations	Units of production
Plants and buildings	25 to 50 years
Machinery, equipment and spare parts	10 to 35 years
Furniture and fixtures	10 years
Tools and devices	5 years
Software	5 years
Transport and load vehicles	5 years

The assets affected by the concession of Ferrosur Roca (Note 1) are depreciated according to the respective useful life with the limit of the remaining concession years.

As described in Notes 3.2, 3.8 and 3.9, the Group annually revises the tangible and intangible assets estimate useful life, respectively.

4.2.3 Provisions for lawsuits and other contingencies

The final settlement cost of complaints and litigation may vary since estimates are based on different interpretations of rules, opinions and final assessment of damages. Therefore, any change in the circumstances related to this type of contingencies may have a significant impact on the amount of the provision for contingencies accounted for by the Company.

The Company makes judgments and estimates to assess whether it is necessary to record costs and set up provisions for environmental cleanup and remediation works based on the current information related to costs and expected remediation plans. In the case of environmental provisions, the costs may differ from the estimates due to changes in legislation, regulations, discovery and analysis of the local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded in these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

4.2.4 Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group’s tax balances.

In order to determine the effect of deferral on the investment in controlled or associate companies, the Board of Directors have reviewed the Company’s business plans and concluded that they will not be sold in the near future and, therefore, no deferred tax liability has been recorded for such investments.

5.	NET REVENUE

	12.31.2017	12.31.2016	12.31.2015
Sales of goods	15,039,126,134	9,702,984,510	7,837,767,309

Domestic market	15,034,669,438	9,700,155,661	7,832,718,325
External customers	4,456,696	2,828,849	5,048,984
Services rendered	974,675,955	672,154,789	479,126,948
(-) Bonus / Discounts	(727,267,163)	(500,696,091)	(445,940,364)

Total	15,286,534,926	9,874,443,208	7,870,953,893

6.	COST OF SALES

		12.31.2017		12.31.2016		12.31.2015
Inventories at the beginning of the year		1,893,110,238		1,149,148,017		937,789,760
Finished products	141,811,446		88,253,896		100.664.946
Products in progress	611,224,018		221,614,930		142.891.109
Raw materials, materials, spare parts and fuels	1,140,074,774		839,279,191		694,233,705

Acquisition of inventories from business combination under common control (Note 16)				181,795,914
Currency translation differences		37,467,329
Purchases and production expenses for the year		10,968,000,755		7,826,688,763		6,019,855,732
Purchases	1,717,979,151		1,186,017,343		982,393,494
Production expenses	9,250,021,604		6,640,671,420		5,037,462,238

Inventories at the end of the year		(2,048,513,037)		(1,893,110,238)		(1,149,148,017)
Finished products	(163,360,814)		(141,811,446)		(88,253,896)
Products in progress	(536,131,353)		(611,224,018)		(221,614,930)
Raw materials, materials, spare parts, fuels and transit	(1,349,020,870)		(1,140,074,774)		(839,279,191)

Cost of sales		10,850,065,285		7,264,522,456		5,808,497,475

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:

	12.31.2017	12.31.2016	12.31.2015
Fees and compensation for services	151,673,784	47,113,221	34,397,004
Salaries, wages and social security charges	2,086,896,570	1,481,271,792	1,080,334,612
Transport and travelling expenses	88,214,842	58,832,563	41,562,188
Data processing	8,356,653	5,019,037	3,043,006
Taxes, contributions and commissions	167,772,786	118,499,467	94,746,427
Depreciation	636,340,748	496,276,064	321,218,289
Preservation and maintenance costs	1,094,651,627	804,883,164	594,298,917
Communications	9,918,041	8,257,581	6,307,361
Leases	24,714,188	24,086,042	9,799,723
Employee benefits	48,680,437	32,901,197	25,540,733
Water, natural gas and energy services	3,667,657	2,556,005	1,501,884
Freight	1,094,050,471	525,926,147	543,209,855
Thermal energy	1,487,981,855	1,169,019,254	937,692,064
Insurance	22,216,570	17,342,955	12,476,569
Packaging	372,470,018	344,022,485	267,066,779
Electrical power	957,781,503	764,384,506	508,408,065
Contractors	739,133,948	555,180,078	398,542,270
Tolls	3,983,187	9,914,218	4,162,335
Canon	11,143,956	8,379,420	22,870,512
Security	80,169,951	58,181,906	40,943,623
Others	160,202,812	108,624,318	89,340,022

Total	9,250,021,604	6,640,671,420	5,037,462,238

7.	SELLING AND ADMINISTRATIVE EXPENSES

	12.31.2017	12.31.2016	12.31.2015
Managers, directors and trustees’ fees	82,545,414	56,245,833	41,450,469
Fees and compensation for services	55,272,907	38,903,933	28,868,326
Salaries, wages and social security charges	379,000,373	338,886,731	249,198,981
Transport and travelling expenses	18,276,082	12,953,874	9,286,291
Data processing	12,140,776	9,861,482	7,205,049
Advertising expenses	29,809,668	21,879,658	17,230,314
Taxes, contributions and commissions	373,688,284	249,386,803	211,921,874
Depreciation and amortization	14,682,374	12,797,816	12,738,008
Preservation and maintenance costs	6,845,057	4,148,916	3,079,765
Communications	8,661,854	7,276,515	5,225,196
Leases	16,327,670	13,633,690	10,267,076
Employee benefits	19,538,673	11,518,598	7,949,917
Water, natural gas and energy services	971,358	484,698	216,798
Freight	145,665,092	120,204,361	88,406,528
Insurance	6,619,761	3,661,215	944,090
Allowance for doubtful accounts	(712,460)	6,446,074	393,893
Security	2,441,916	1,182,728	931,904
Others	27,282,139	19,857,988	17,121,804

Total	1,199,056,938	929,330,913	712,436,283

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

8.	OTHER GAINS AND LOSSES

	12.31.2017	12.31.2016	12.31.2015
Gain on disposal of Property, plant and equipment	5,799,175	31,315,437	3,909,421
Donations	(15,420,542)	(14,347,944)	(11,153,019)
Technical assistance and services provided	856,198	8,154,147	559,258
Gain on tax credits acquired	2,048,779	3,872,647	3,456,071
Canon recovery - Ferrosur Roca S.A. (Note 39)	—	84,441,612	—
Contingencies	(17,875,923)	(3,472,583)	(9,027,709)
Result from U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	8,259,698	—	46,505,630
Service fee from ADS Depositary bank	69,254,438	—	—
Leases	22,265,721	16,980,577	9,143,605
Miscellaneous	3,462,997	(3,092,497)	6,683,574

Total	78,650,541	123,851,396	50,076,831

9.	TAX ON DEBITS AND CREDITS TO BANK ACCOUNTS

The general tax rate is 0.6% (six per thousand) for credits and 0.6% (six per thousand) for debits in the amounts credited to or debited from the Company’s bank accounts. On the amount levied on credits, 0.2% may be considered as a payment to be taken into account when calculating the Income Tax. The 0.4% on credits and 0.6% on debits is included in this line of profit or loss.

10.	FINANCE COSTS, NET

	12.31.2017	12.31.2016	12.31.2015
Exchange rate differences
Foreign exchange gains	120,939,219	163,489,521	248,889,974
Foreign exchange losses	(433,994,151)	(424,515,292)	(407,739,921)

Total	(313,054,932)	(261,025,771)	(158,849,947)

Financial income
Interest from short-term investments	80,949,998	6,710,642	6,965,026
Interest from loans to related parties	3,616,730	15,009,696	9,587,759
Unwinding of discounts on receivables	19,249,948	19,429,424	9,600,690

Total	103,816,676	41,149,762	26,153,475

Financial expenses
Interest on borrowings	(518,424,024)	(586,322,379)	(386,386,183)
Interest on borrowings with related parties	(6,803,091)	(7,269,913)	(7,536,747)
Unwinding of discounts on provisions and liabilities	(60,763,361)	(79,284,725)	(27,012,250)
Others	(46,914,229)	(48,534,380)	(37,932,649)

Total	(632,904,705)	(721,411,397)	(458,867,829)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

11.	INCOME TAX EXPENSE

	12.31.2017	12.31.2016	12.31.2015
Profit before income tax expense	2,285,899,647	759,751,371	593,878,861
Statutory rate	35%	35%	35%

Income tax at statutory rate	(800,064,876)	(265,912,980)	(207,857,601)
Adjustments for calculation of the effective income tax:
Effect of different statutory income tax rate in Paraguay (*)	58,251,784	—	—
Expenses of capital issue (1)	50,075,999	—	—
Share of profit (loss) of associates	—	12,820,957	(36,799,260)
Change in tax rate (note 3.7.3)	94,798,090	—	—
Other non-taxable income or non-deductible expense, net	11,401,047	(4,642,302)	2,297,747

Income tax expense	(585,537,956)	(257,734,325)	(242,359,114)

(*)	Statutory income tax rate in Argentina in 2017 was 35%, while in Paraguay was 10%.
(1)	Disclosed in Equity, net of Capital increase

	12.31.2017	12.31.2016	12.31.2015
INCOME TAX EXPENSE
Current	(651,110,917)	(238,702,150)	(209,816,188)
Deferred	65,572,961	(19,032,175)	(32,542,926)

Total	(585,537,956)	(257,734,325)	(242,359,114)

11.1) The deferred income tax charged to income is composed as follows:

	12.31.2017	12.31.2016	12.31.2015
Assets
Carryforward subsidiary tax losses	19,283,035	—	38,421
Provisions	23,533,897	22,003,693	20,696,371
Trade accounts receivable	954,472	21,379,619	21,379,618
Others	7,545,122	6,453,592	—

Sub-total	51,316,526	49,836,904	42,114,410

Liabilities
Accounts payable	(17,923,933)	—	(8,280,460)
Other receivables	—	(60,402,707)	(51,803,977)
Property, plant and equipment	(246,016,904)	(279,594,390)	(247,196,754)
Others	(16,667,093)	(2,731,820)	(1,385,944)

Sub-total	(280,607,930)	(342,728,917)	(308,667,135)

Total	(229,291,404)	(292,892,013)	(266,552,725)

11.2) Unrecognised taxable temporary difference associated with investment and interest

	12.31.2017	12.31.2016	12.31.2015
Taxable temporary differences in relation to investments in subsidiaries and associates for which deferred tax liabilities have not been recognized are attributable to the following:
- Subsidiaries	(89,599,508)	(54,802,640)	(6,488,478)
- Associates	—	—	(13,062,391)
- Others	(59,773)	(83,682)	(83,682)

	(89,659,281)	(54,886,323)	(19,634,551)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

12.	EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	12.31.2017	12.31.2016	12.31.2015
Net profit attributable to Owners of the Company - Earnings used in the calculation of basic earnings per share	1,590,842,382	491,173,013	348,299,466

Weighted average number of ordinary shares for purposes of basic and diluted earnings per share (1)	571,026,490	566,026,490	566,026,490

Basic and diluted earnings per share	2.79	0.868	0.615

(1)	The weighted average number of outstanding shares was 571,026,490 and 566,026,490 as of December 31, 2017, 2016 and 2015, respectively, for the purposes of calculating both the basic and diluted earnings per share since there are not outstanding non-convertible debt securities into shares as of December 31, 2017, 2016 and 2015.

13.	PROPERTY, PLANT AND EQUIPMENT

	12.31.2017	12.31.2016
Cost	10,217,306,449	8,376,720,986
Accumulated depreciation	(4,238,629,958)	(3,495,793,783)

Total	5,978,676,491	4,880,927,203

Land	37,642,361	36,162,817
Plant and buildings	790,301,574	744,839,769
Machinery, equipment and spare parts	3,722,384,044	2,959,823,921
Transport and load vehicles	439,139,338	287,181,987
Furniture and fixtures	16,920,388	13,810,449
Quarries	579,601,085	429,197,452
Tools and devices	14,827,210	11,395,746
Work in progress	377,860,491	398,515,062

Total	5,978,676,491	4,880,927,203

As of December 31, 2017, the breakdown is as follows:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

13.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Cost

	Land	Plants and buildings	Machinery, equipment and spare parts	Transport and load vehicles	Furniture and fixtures	Quarries	Tools and devices	Work in progress	Total
Balances as of January 1, 2016	30,126,726	1,549,752,475	2,099,981,800	480,908,249	123,311,403	589,358,349	25,140,153	255,726,133	5,154,305,288
Business combination under common control (Note 16)	6,486,368	28,336	2,158,470,335	3,127,920	2,061,912	134,996,703	—	1,373,246	2,306,544,820
Additions	—	—	—	90,649,867	—	383,142,698	6,264,333	442,983,575	923,040,473
Disposals	(450,277)	—	(618,137)	(6,080,942)	(20,239)	—	—	—	(7,169,595)
Transfers	—	102,690,577	195,085,826	—	3,791,489	—	—	(301,567,892)	—

Balances as of December 31, 2016	36,162,817	1,652,471,388	4,452,919,824	568,605,094	129,144,565	1,107,497,750	31,404,486	398,515,062	8,376,720,986
Effect of foreign currency exchange differences	1,479,544	4,706	497,424,954	687,099	473,669	30,792,831	—	8,380,401	539,243,204
Additions	—	—	—	207,735,655	6,229,778	400,489,338	7,241,286	687,713,771	1,309,409,828
Disposals	—	—	—	(8,067,569)	—	—	—	—	(8,067,569)
Transfers	—	106,764,112	609,984,631	—	—	—	—	(716,748,743)	—

Balances as of December 31, 2017	37,642,361	1,759,240,206	5,560,329,409	768,960,279	135,848,012	1,538,779,919	38,645,772	389,886,273	10,217,306,449

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

13.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Accumulated depreciation

	Land	Plants and buildings	Machinery, equipment and spare parts	Transport and load vehicles	Furniture and fixtures	Quarries	Tools and devices	Total
Balances as of January 1, 2016	—	(859,137,796)	(1,053,283,647)	(241,131,264)	(110,151,232)	(350,179,193)	(16,954,928)	(2,630,838,060)
Business combination under common control (Note 16)	—	(28,336)	(364,045,860)	(3,084,505)	(1,332,248)	(1,774,435)	—	(370,265,384)
Depreciation charge	—	—	470,870	5,052,477	14,286	—	—	5,537,633
Disposals	—	(48,465,487)	(76,237,266)	(42,259,815)	(3,864,922)	(326,346,670)	(3,053,812)	(500,227,972)

Balances as of December 31, 2016	—	(907,631,619)	(1,493,095,903)	(281,423,107)	(115,334,116)	(678,300,298)	(20,008,740)	(3,495,793,783)
Effect of foreign currency exchange differences	—	(4,706)	(104,105,141)	(521,145)	(214,576)	(4,159,156)	—	(108,904,724)
Depreciation charge	—	(61,302,307)	(240,844,321)	(55,303,717)	(3,378,932)	(276,719,380)	(3,809,822)	(641,358,479)
Disposals	—			7,427,028				7,427,028

Balances as of December 31, 2017	—	(968,938,632)	(1,837,945,365)	(329,820,941)	(118,927,624)	(959,178,834)	(23,818,562)	(4,238,629,958)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

14.	INTANGIBLE ASSETS

	12.31.2017	12.31.2016
Software	44,960,664	26,541,364
Mining exploitation rights	30,506,058	30,506,058

	75,466,722	57,047,422

Cost	Software	Mining exploitation rights	Total
Balances as of January 1, 2016	45,263,657	30,506,058	75,769,715
Additions	12,390,941	—	12,390,941
Business combination under common control (Note 16)	2,082,349	—	2,082,349
Disposals	(74,661)	—	(74,661)

Balances as of December 31, 2016	59,662,286	30,506,058	90,168,344
Effect of foreign currency Exchange differences	483,545	—	483,545
Additions	28,065,101	—	28,065,101
Disposals	(111,539)	—	(111,539)

Balances as of December 31, 2017	88,099,393	30,506,058	118,605,451

Accumulated amortization
Balances as of January 1, 2016	(22,540,446)	—	(22,540,446)
Business combination under common control (Note 16)	(1,743,279)	—	(1,743,279)
Disposals	8,711	—	8,711
Amortization	(8,845,908)	—	(8,845,908)
Balances as of December 31, 2016	(33,120,922)	—	(33,120,922)

Effect of foreign currency Exchange differences	(251,999)	—	(251,999)
Additions	(9,877,347)	—	(9,877,347)
Disposals	111,539	—	111,539

Balances as of December 31, 2017	(43,138,729)	—	(43,138,729)

The Company classifies mining exploitation rights as intangible assets, which are valued at the cost. The use of mining rights has not started as of December 31, 2017.

15.	INVESTMENTS

	12.31.2017	12.31.2016
Non-current
In other companies
Cementos del Plata S.A.	330,062	330,062

Total	330,062	330,062

The share of profit (loss) is as follows:

	12.31.2017	12.31.2016
Yguazú Cementos S.A. (Note 16)	—	36,631,307

Total	—	36,631,307

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	12.31.2017	12.31.2016
Current
Short-term investments
In pesos (1)	1,982,957,634	470,780,626
In foreign currency (2)	1,007,955,379	98,660,256
Loans to related parties – InterCement Brasil S:A. (Note 19)	—	124,767,892

Total	2,990,913,013	694,208,774

(1)	The Group holds short-term investments denominated in pesos represented principally by participation in Mutual Funds (726,097,716 and 470,780,626 as of December 31, 2017 and 2016, respectively), Bonds issued by the Central Bank of the Argentine Republic (1,256,394,950 as of December 31, 2017). Such investments accrue interest at an annual nominal rate of approximately 27% and 23.5% as of December 31, 2017 and 2016, respectively.
(2)	The Group holds short-term investments denominated in US Dollars represented by Money Market Mutual Funds for a total amount of 1,007,955,379 and 70,942,028 as of December 31, 2017 and 2016, respectively, and accrue interest at an annual nominal interest rate of 1.8% and 0.1% as of December 31, 2017 and 2016, respectively. As of December 31, 2016, the Group also held short-term investments in Guarani for 27,718,228, represented by Certificate of Deposits, and accrued interest at an annual nominal rate of approximately 4.25%.

These short-term investments are maintained for investment purposes and are made for variable periods ranging from one to three months, depending on the Group’s fund needs and strategy.

16.	BUSINESS COMBINATION UNDER COMMON CONTROL

Business combination during the year

Name	Principal Activity	Principal place of business	Proportion of ownership interest/voting right held by the Group
			12.31.2017	12.31.2016	12.31.2015
Yguazú Cementos S.A.	Manufacture and marketing of cement	Paraguay	51%	51%	35%

In November 2012, Loma Negra C.I.A.S.A. acquired 5,411 non-endorsable ordinary shares of Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay, engaged in the marketing of cement, which represent 35% of the subscribed and paid-in share capital.

On December 22, 2016, Loma Negra C.I.A.S.A. acquired from InterCement Brasil S.A., its Parent company, 3,834 non-endorsable ordinary shares with a nominal value of 10,000,000 Guarani each, which represent 16.0017% of the subscribed and paid-in share capital of Yguazú Cementos S.A. The transaction amounted to 518,091,291 and it was partially settled with the proceeds of the loan that the Company maintained with InterCement S.A., amounting to 412,435,636. The remaining amount of the purchase price was settled on July 3, 2017. There were not significant acquisition costs.

As of the consolidated financial statements date, as a result of such acquisition, the Company holds a 51.0017% on the capital of Yguazú Cementos S.A.

Acquisition of Yguazú Cementos S.A. has been recognized at book value of the acquiree’s assets and liabilities. The difference between the purchase price paid and book value of the net assets transferred was recorded as other capital adjustments.

16.1 Book-value of assets and liabilities transferred (in pesos):

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

For purposes of recognition of the assets and liabilities transferred from this business combination, the Company has considered in its consolidated financial statements the balances from Yguazú Cementos S.A. recorded by its parent considering other classification adjustment to conform with Company’s policies as of December 31, 2016.

12.31.2016
Current assets
Inventories	181,795,914
Trade accounts receivable	91,555,806
Other receivables	38,157,070
Cash and cash equivalents	207,927,790

Non-current assets
Property, plant and equipment	1,936,279,436
Intangible assets	339,070
Trade accounts receivable	84,063
Other receivables	79,819,925

Current liabilities
Trade and other payables	(319,240,220)
Borrowings	(1,476,726,832)
Payroll and social security payables	(4,936,114)
Tax liabilities	(11,046,537)

Non-current liabilities
Deferred tax liabilities	(7,307,114)

Net Assets	716,702,257

16.2 Net cash generated by acquisition of subsidiaries

12.31.2016
Consideration paid in cash	—
Less: Cash and cash equivalents acquired	207,927,790

Net cash received from acquisition of subsidiaries	207,927,790

Other capital adjustments resulting from the purchase (in pesos):

12.31.2016
Consideration (Note 31)	518,091,291
Plus: Previous equity interest	250,845,790
Plus: Non-controlling interest	351,172,141
Less: Net assets at book value	(716,702,257)

Other capital adjustments	403,406,965

There is no contingent consideration.

16.3 Effect of acquisitions on the Group’s income

Included in the profit for the year ended December 31, 2016 is 36,631,307 attributable to the Share of profit (loss) for the participation of 35% that the Company held in Yguazú Cementos S.A. Since the additional acquisition of the 16.0017% shares of Yguazú Cementos S.A. was consummated on December 22, 2016, the Company has evaluated that the consolidation of the results of Yguazú Cementos S.A. for the 10-day period from December 22, 2016 to December 31, 2016 were not significant for its consolidated financial statements, it has not presented those results on a consolidated basis but on the line “share of profit (loss) of associates” in the Statement income and other comprehensive income for the year ended December 31, 2016.

Should the acquisition has been effected on January 1, 2016, considering a 51% participation during 2016, the additional profit for the year ended December 31, 2016 should have increased for 16,745,740, amounting to 476,903,030 and revenue should have increased for about 929,986,114 amounting to 10,804,429,321 for the same period.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

16.4 Non-controlling interest arising from the business combination under common control for the acquisition of Yguazú Cementos S.A. amounted to 351,172,141 as of December 31, 2016.

17.	GOODWILL

	12.31.2017	12.31.2016
Cost
Cofesur S.A.	18,942,491	18,942,491
Recycomb S.A.U.	2,873,689	2,873,689
La Preferida de Olavarría S.A.	17,531,254	17,531,254

Total	39,347,434	39,347,434

Allocation of goodwill to cash-generating units

For purposes of impairment testing, goodwill was allocated to the following cash generating units:

	12.31.2017	12.31.2016
Railroad	18,942,491	18,942,491
Aggregates	2,873,689	17,531,254
Others	17,531,254	2,873,689

Total	39,347,434	39,347,434

Cash-generating unit: Railroad

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors covering a five-year period.

The key assumptions used in the value in use calculations for the Railroad cash-generating unit are as follows:

•	The period covered includes the remaining years of the concession.

•	Services rendered: Average of transport capacity usage in the period immediately before the budget period. The values assigned to the assumption reflect past experience and are consistent with the Company’s. The directors believe that the volume for the next five years is reasonably achievable.

The directors believe that any reasonable possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

Cash-generating units: Aggregates and Others

The recoverable amount of these cash-generating units is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors covering a five-year period.

The key assumptions used in the value in use calculations for the aggregates and others units are as follows:

•	Production volume: Average production volume in the period immediately before the budget period. The values assigned to the assumption reflect past experience and are consistent with the Company’s. The directors believe that the volume for the next five years is reasonably achievable.

•	Cash flow projections during the budget period are based on the same expected gross margins and raw materials throughout the budget period and beyond that five-year period.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The directors believe that any reasonable possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating units.

18.	INVENTORIES

	12.31.2017	12.31.2016
Non-current
Spare parts	216,475,015	178,154,305
Allowance for obsolete inventories	(1,753,062)	(2,133,062)

Total	214,721,953	176,021,243

Current
Finished products	163,360,814	141,811,446
Products in progress	536,131,353	611,224,018
Raw materials, materials and spare parts	869,931,673	743,930,982
Inventory in transit	514,276	14,824,828
Fuels	263,852,968	205,297,721

Total	1,833,791,084	1,717,088,995

19.	PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

The outstanding balances between the Group and the Parent company, other shareholders, associates and other related parties as of December 31, 2017 and 2016 are as follows:

	12.31.2017	12.31.2016
Related companies
InterCement Brasil S.A.
Loans (Investment)	—	124,767,892
Other receivables	—	41,737,180
Accounts payable	(2,722,388)	(172,153,538)
Camargo Correa S.A.
Other receivables	—	35,721,149
CCCimentos Participacoes LTDA
Other receivables	—	1,341,509
Other liabilities - Dividends payable	—	—
Cimpor Trading e Inversiones S.A.
Trade accounts receivables	5,838,363	26,240,458
Accounts payable	(194,808,865)	(377,295,476)
Cimpor Servicios de Apoio a Gestao S.A.
Trade accounts receivable	13,868,021	4,770,992
Accounts payable	(64,142,910)	—
Cimpor - Cimentos de Portugal, SGPS, S.A.
Accounts payable	—	(14,400,608)
Sacopor S.A.
Accounts payable	(14,154,182)	—

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Summary of balances as of December 31, 2017 and 2016 is as follows:

Loans (investment)	—	124,767,892
Trade accounts receivable	19,706,384	31,011,450
Other receivables	—	78,799,838
Accounts payable	(275,828,345)	(563,849,622)
Other liabilities — Dividends payable	—	—

The transactions between the Group and parent companies, associates and related parties as of December 31, 2017, 2016 and 2015 are detailed as follows:

	Interest and Exchange rate differences			Sale/(Purchase) of Goods and Services
	12.31.2017	12.31.2016	12.31.2015	12.31.2017	12.31.2016	12.31.2015
Associates
Yguazú Cementos S.A. (a)	—	3,505,877	4,704,537	—	4,025,439	9,320,974
Other related parties
InterCement Brasil S.A. (b) y (c)	1,234,479	103,468,732	149,368,918	(19,121,394)	(603,821,090)	—
Cimpor Trading e Inversiones S.A. (a)	(13,525,772)	(2,196,283)	—	(88,017,758)	(189,671,576)	(28,358,217)
Cimpor Serv. de Apoio a Gestao S.A.(a) y (d)	887,061	—	—	(56,189,502)	4,770,992	—
Sacopor S.A.(a)	(254,420)	—	—	(33,357,279)	—	—

(a)	Corresponds to the sale and purchase of goods and services and the difference in the exchange of balances in foreign currency if applicable.
(b)	Amounts under “Interest and Exchange rate differences” include: i) interest accrued on the loan granted to InterCement Brasil S.A. for u$s 26.8 million, which accrue an annual nominal rate of 3% maturing July 2017. On December 22, 2016, Loma Negra C.I.A.S.A. acquired 16.0017% of Yguazú Cementos S.A. from InterCement Brasil S.A. and settled an amount of 412,435,636 of the purchased price with the loan granted to said parent company. Interest accrued to that date were paid by InterCement Brasil S.A. pursuant to the agreement; ii) interest on another loan agreement for u$s 5 million, which accrue an annual nominal rate of 3.9% maturing in November 2016. On that date the parties agreed to compound the outstanding interest and set a new annual interest rate of 4.7%. On July 3, 2017 such amount was applied to paying off the outstanding liability related to the purchase of shares of stock in Yguazú Cementos S.A. as indicated above, and iii) financial results accrued in favor of InterCement Brasil S.A. by its guarantee on a loan of the Company until July 2016.
(c)	Includes 518,091,291 for the period ended in December 31, 2017 corresponding to the purchase of shares of Yguazú Cementos S.A. as described in note 16.
(d)	On July 21, 2017 Loma Negra C.I.A.S.A. accepted the offer letter received Cimpor Serv. de Apoio a Gestao S.A., for the transfer of technical know-how that includes access to procedures, rules, databases, systems, benchmarking programs, tools and best practices in relation to the production process, in order to obtain a better quality in the products. Loma Negra C.I.A.S.A. must pay a charge equivalent to 1% of the net sales of the Company for the services received. This agreement is valid for three years as of August 1, 2017 and it was registered with the National Institute of Intellectual Property (INPI). Services related to the agreement have been received since August 1, 2018.

	Dividends approved
	12.31.2017	12.31.2016
InterCement Brasil S.A.	442,230,891	712,077,809
CCCimentos Participacoes Ltda.	—	80,497,006
Third parties	2,469,109	4,425,185

Total	444,700,000	797,000,000

The dividends approved by the Company were paid in the respective year.

The amount recognized in the statement of comprehensive income related to Key Management fees amounted to 76,872,494 and 56,245,833 for the years ended December 31, 2017 and 2016, respectively. The fees are short-term benefits

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The Group did not recognized any expense in the current year or in prior years regarding bad or doubtful accounts related to amounts owed by related parties.

20.	OTHER RECEIVABLES

	12.31.2017	12.31.2016
Non-current
Tax credits	80,874,026	92,271,030
Other receivables to Canon - Ferrosur Roca S.A. (Note 37)	50,105,821	91,550,175
Advance payment for acquisition of shares (Note 19) (*)	—	35,434,064
Advances to suppliers	2,907,688	—
Guarantee deposits	7,953,818	1,941,451
Miscellaneous	3,333,333	8,084,686

Total	145,174,686	229,281,406

Current
Tax credits	125,511,539	97,954,552
Related parties receivables (Note 19)	—	43,365,774
Prepaid expenses	54,133,979	14,199,214
Guarantee deposits	3,773,462	9,353,393
Reimbursement receivables	15,550,209	13,988,747
Advances to suppliers	26,077,417	19,129,087
Salaries advances and loans to employees	5,404,217	10,879,811
Receivables from sales of Property, plant and equipment	5,271,119	11,455,008
Miscellaneous	5,935,075	5,989,094

Total	241,657,017	226,314,680

(*)	In 2007, the Company acquired 1,623,474 shares of Cofesur S.A. - representing an interest of 2.36% - to Camargo Correa S.A. (Note 19), which required the approval of the Government to be effective. On March 6th, 2017, the Government approved the acquisition of the shares making it effective since then.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

21.	TRADE ACCOUNTS RECEIVABLE

	12.31.2017	12.31.2016
Non-current
Receivables with U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	—	78,346,682
Accounts receivable	—	84,063

Total	—	78,430,745

	12.31.2017	12.31.2016
Current
Accounts receivable	1,124,643,588	600,079,718
Related parties (Note 19)	19,706,384	31,011,450
Receivable with U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	117,407,006	—
Accounts receivable in litigation	19,023,292	15,084,404
Notes receivables	39,290	4,636,897
Foreign customers	1,614,237	1,210,027

Subtotal	1,282,433,797	652,022,496
Allowance for doubtful accounts	(19,023,292)	(22,858,928)

Total	1,263,410,505	629,163,568

Trade receivables are valued at amortized cost.

The average credit period of cement business is 6.6 days and for concrete business 36 days. Interest on past due trade receivables is recognized at the effective market rates, The Group has recognized an allowance for doubtful accounts based on an individual analysis of the recoverability of the accounts receivable.

Prior to accepting any new client, the Group carries out an in-house credit examination in order to assess the creditworthiness of the prospect client and define their credit limit. The limits and ratings assigned to the main clients are reviewed at least once a year.

Trade receivables include the past-due amounts (see maturity analysis below) as of December 31, 2017 and 2016.

The maturities of accounts receivable are as follows:

	12.31.2017	12.31.2016
To become due	1,054,635,837	615,446,254

Past due
0 to 30 days	164,083,454	61,409,894
31 to 60 days	20,355,633	17,361,956
61 to 90 days	5,919,318	10,014,138
More than 91 days	37,439,555	26,220,999

Total	1,282,433,797	730,453,241

Trade receivables disclosed above include certain amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired

	12.31.2017	12.31.2016
Past due
0 to 30 days	164,083,454	61,409,894
31 to 60 days	20,355,633	17,361,956
61 to 90 days	5,919,318	10,014,138
More than 91 days	18,416,263	3,362,071

Total	208,774,668	92,148,059

Average age (days)	27	32

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Age of impaired trade receivables

	12.31.2017	12.31.2016
Past due
More than 91 days	19,023,292	22,858,928

Total	19,023,292	22,858,928

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

The allowance for doubtful debts is determined based on an individual analysis of the outstanding balances of receivables; accordingly, all the amount of the allowance refers to individual customers.

The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Group does not hold any collateral over these balances.

Changes in the allowance for doubtful accounts were the following:

Balances as of January 1, 2016	12,810,070
Increases (*)	6,446,075
Business combination (Note 16)	3,905,333
Uses	(302,550)

Balances as of December 31, 2016	22,858,928

Effect of foreign currency exchange difference	660,147
Increases	1,296,255
Uses	(5,792,038)

Balances as of December 31, 2017	19,023,292

(*)	The increase mainly corresponds to the insolvency procedures of a client in 2016.

22.	CASH AND BANKS

	12.31.2017	12.31.2016
In Pesos	69,772,041	43,161,288
In US Dollars	15,028,797	90,393,486
In Reales	60,615	12,978
In Guarani	102,925,439	100,013,593
In Euros	987,808	263,568

Total	188,774,700	233,844,913

23.	CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	12.31.2017	12.31.2016
Capital stock	59,602,649	56,602,649
Adjustment to capital	151,390,644	151,390,644
Share premium	2,047,627,791	183,902,074
Other capital adjustments (Note 16)	(435,241,562)	(403,406,965)
Merger premium	98,721,206	98,721,206

Total	1,922,100,728	87,209,608

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The issued, paid-in and registered capital, consists of:

	12.31.2017	12.31.2016
Common stock with a face value of $ 0.1 per share
and entitled to 1 vote each, fully paid-in (Note 31)	596,026,490	566,026,490

On November 1, 2017, Loma Negra CIASA made a public offering of shares on the New York and Buenos Aires Stock Exchanges.

The Company offered a subscription of ordinary, book-entry shares with a par value of $ 0.10 each and one vote per share for a total of up to 30,000,000 common shares to be issued in accordance with the capital increase provided by the competent bodies of the society.

The new shares were offered to the investing public in Argentina simultaneously with the public offering of the new shares represented in American Depositary Shares (“ADSs”) in the United States and together with the public offering of existing shares of Loma Negra Holding GmbH. After the pre-emptive subscription and accretion exercise of the Company’s current shareholders, the new shares were awarded for 20,940,252 shares in the Local Offer and 9,000,000 shares represented by 1,800,000 ADSs in the International Offer. Each ADS represents 5 ordinary shares. The final subscription price was set at $ 66.78 (US $ 3.8) per ordinary share and $ 333.89 (US $ 19) for each ADS. The date of issue and liquidation was established on November 3, 2017 and the integration was made in dollars and pesos at the applicable exchange rate. This placement represented a capital increase of 1,866,725,717 net of commissions, discounts and expenses.

By virtue of the facts described in the preceding paragraph, as of November 1, 2017, the capital of the Company amounts to 59,602,649, represented by 596,026,490 common shares of $ 0.10 par value each and one vote per share.

The Company accounted for the acquisition of the 2.36% of equity share in Cofesur S.A., which was approved by Government in March, 2017. Since the Company had acquired such participation from Camargo Correa S.A., it applied its accounting policy for acquisitions of entities under common control and recognized the participation at their carrying amount, being the excess of the purchase price over such amount disclosed in Equity under the caption Other capital adjustments.

24.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	12.31.2017	12.31.2016	12.31.2015
Cash flow hedging reserve
Balances at the beginning of the year	—	54,402,733	(1,907,301)
Net change on revaluation of hedging instruments	—	(8,341,700)	84,945,905
Income tax related to gains/losses recognized in other comprehensive income	—	2,919,595	(29,731,067)
Amounts reclassified to (profit) or loss	—	(75,354,812)	1,684,882
Income tax related to amounts reclassified to profit or loss	—	26,374,184	(589,686)

Balances at the end of the year	—	—	54,402,733

Exchange differences on translating foreign operations
Balances at the beginning of the year	149,293,492	114,949,865	61,788,958
Exchange differences of the year attributable to the owners of the Company	101,151,222	34,343,627	53,160,907

Balances at the end of the year	250,444,714	149,293,492	114,949,865

Total accumulated other comprehensive income	250,444,714	149,293,492	169,352,598

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

25.	BORROWINGS

25.1 Composition of borrowings

	31.12.2017	31.12.2016
Borrowings
In foreign currency	3,351,761,052	3,358,702,428
In local currency	1,012,118,191	980,325,932

Total	4,363,879,243	4,339,028,360

Non-current	2,604,280,835	1,277,054,290
Current	1,759,598,408	3,061,974,070

Total	4,363,879,243	4,339,028,360

Secured borrowings are included as it is detailed in Note 34.

25.2 Detail of borrowings

	31.12.2017					31.12.2016
	Company	Ref.	Rate	Due-date	Amount	Amount
Borrowings in foreign currency – u$s
Banco Supervielle S.A.	Loma Negra C.I.A.S.A.	6	5%	Sep-17	—	111,672,996
Banco Patagonia S.A.	Ferrosur Roca S.A.	12	5.75%	Jul-18	89,305,446	74,721,781
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	8	3 Months Libor + 3.75%	May-20	1,228,430,137	—
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	5	3 Months Libor + 3.4%	Jun-19	563,979,469	791,854,007
Itaú-Unibanco S.A. - New York	Loma Negra C.I.A.S.A.	1	6 Months Libor + 2.9%	Mar-18	—	903,726,812
Inter-American Development Bank (IDB)	Yguazú Cementos S.A.	16	6 Months Libor + 3.5%	Aug-21	—	621,509,323
Corporación Andina de Fomento (CAF)	Yguazú Cementos S.A.	16	6 Months Libor + 3.5%	Aug-21	—	621,509,323
Borrowings in foreign currency – Guaraníes
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	17	8.5%	Aug-25	887,929,000	—
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	17	9.0%	Aug-25	582,117,000	—
Banco Itaú S.A.- Paraguay	Yguazú Cementos S.A.	15	7.5%	Aug-17	—	233,708,186

Total borrowings in foreign currency					3,351,761,052	3,358,702,428

Borrowings in local currency
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	2	BADLAR + 4%	Sep-18	16,345,799	32,000,000
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	4	BADLAR + 2%	Mar-19	89,590,643	149,206,763
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	4	BADLAR + 2%	Jun-19	108,753,068	150,822,338
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	4	BADLAR + 2%	Jul-19	15,133,621	19,879,350
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.	7	21.75%	Apr-19	157,865,753	—
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.	13	21.75%	Apr-19	157,865,753	—
Banco Patagonia S.A.	Loma Negra C.I.A.S.A.	3	BADLAR corrected + 1.65%	Jul-18	70,391,979	164,392,235
Banco Patagonia S.A.	Ferrosur Roca S.A.	11	BADLAR corrected + 0.5%	Oct-18	60,777,576	122,079,572
Banco Santander Rio S.A.	Loma Negra C.I.A.S.A.	3	BADLAR corrected + 4%	Jul-18	87,562,256	204,298,831
Syndicated	Ferrosur Roca S.A.	10	BADLAR corrected + 3.95%	Jul-17	—	36,093,092
Bank overdrafts	Loma Negra C.I.A.S.A.	9	29%	Jan-18	12,871,347	8,266,151
Bank overdrafts	Recycomb S.A.U.		29%	Jan-18	314,071	—
Bank overdrafts	Ferrosur Roca S.A.	14	29%	Jan-18	234,646,325	93,287,600

Total borrowings in local currency					1,012,118,191	980,325,932

Total					4,363,879,243	4,339,028,360

Loma Negra C.I.A.S.A.:

(1)

On July 28, 2011, a loan agreement for u$s 55,212,000 was entered into with ITAÚ-UNIBANCO S.A. – New York Branch. Such loan was originally due in July 2016 and accrued interest at a Libor-based floating rate plus and a spread payable half-yearly as from January 2012. During the 2016, the loan term was extended and the principal will be settled in three equal installments four-monthly, expiring the first in July

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

2017. Such loan was guaranteed by InterCement Brasil S.A. On May 15, 2017, the board of directors approved the early payment of two loan installments with Itaú UNIBANCO S.A. New York Branch, whose maturities were scheduled for July 30 and November 2017, respectively. This payment was for a total amount of $ 585,891,679 (u$s 37,514,318.49 including interest accrued until that date). On September 22, 2017, the Board of Directors approved the early cancellation of the last installment of the aforementioned loan that had maturity on March 30, 2018 plus interest accrued until that date, which totals $ 323,955,310 (u$s 18,538,123).

(2)	On September 30, 2013, the Company subscribed a loan agreement with Banco Provincia de Buenos Aires for a total amount of 80,000,000. This loan will be settled in ten semiannual equal and consecutive installments accruing an fixed interest rated upt the third year and BADLAR variable rate for the remaining period.

(3)	On July 21 and July 22, 2015, the Company subscribed loans agreements with Banco Patagonia S.A. and Banco Santander Rio S.A. for total amount of 200,000,000 and 250,000,000, respectively. Both loans will be settled in nine quarterly, equal and consecutive installments, overcoming the first one twelve months after the disbursement and accruing a BADLAR corrected based floating interest rate with quarterly repayments.

(4)	In March and June, 2016, the Company subscribed two loans agreements with Banco Provincia de Buenos Aires for total amount of 150,000,000 each. Both loans will be settled in twenty-five monthly, equal and consecutive installments, overcoming the first one twelve month after the disbursement and accruing a BADLAR based floating interest rate with monthly repayments. Additionally, on June, 2016, the Company subscribed another loan agreement with Banco Provincia de Buenos Aires for total amount of 20,000,000 under the same conditions described.

(5)	In June, 2016, the Company subscribed a loan agreement with Industrial and Commercial Bank of China (Dubai) for total amount of u$s 50,000,000 to be settled in five semi-annual, equal and consecutive installments with a twelve month grace period after the disbursement, accruing a nominal floating interest rate based on Libor with quarterly repayments. This loan requeries the compliance of the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements.

(6)	On September 16, 2016, the Company subscribed a loan agreement with Banco Supervielle S.A. for total amount of u$s 7,000,000 to be settled on September 16, 2017. Fixed interest rate was payable on a quarterly basis.

(7)	On April 6, 2017, the Company subscribed a loan agreement with HSBC Bank Argentina S.A. amounting 150,000,000 due on April 4, 2019, accruing a nominal fixed interest rate with quarterly repayments. This loan requeries the compliance with the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements.

(8)	In May 2017, the Company subscribed a loan agreement with Industrial and Commercial Bank of China (Dubai) . amounting 1,003,109,250 (u$s 65,000,000) to be settled in five semi-annual, equal and consecutive installments, accruing a nominal floating interest rate based on Libor. The first installment is due 365 days after the disbursement. This loan requeries the compliance of the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements

(9)	As of December 31, 2017, the Company has bank overdrafts for total amount of 12,871,347.

Ferrosur Roca S.A.:

(10)

On May 24, 2012, Ferrosur Roca S.A. obtained financing from a group of banks for 150,000,000, which was used to refinance financial debts, working capital and investments. Such loan would be repaid by way of eleven quarterly, equal and consecutive installments of 12,495,000 each and an additional final installment of 12,555,000, the first one with a maturity after fifteen months from the execution date. During the first year, the loan accrued interest at a fixed annual rate, and since the thirteenth month it would accrue interest at a floating nominal rate based on the BADLAR private corrected rate (BADCOR). Compensatory interest accrued on a quarterly basis from May 24, 2012. Ferrosur Roca S.A. had undertaken to assume

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

certain obligations and conditions. Additionally, Loma Negra C.I.A.S.A. guaranteed the loan. This loan was renegotiated on January 21, 2014 with the payment of interest accrued until that date. The principal owed until that date will be repaid in 10 quarterly, equal and consecutive installments of 11,364,545 each, plus an additional final installment of 11,364,550, the first of which expires after twelve months from the signature of the addendum to the original loan agreement. Interest accrues at a nominal floating rate based on the BADLAR private corrected (BADCOR) and is paid on a quarterly basis. Furthermore, Loma Negra C.I.A.S.A. ratified the agreement by providing a guarantee for the loan. The remaining conditions have not changed from those established in the original agreement.

(11)	On October 21, 2015 Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for total amount of 130,000,000 to be settled in nine quarterly, equal and consecutive installments of 14,444,444 each, the first one with a maturity after twelve months from execution date. Compensatory interest accrues a nominal floating interest rate based on BADLAR private corrected (BADCOR). Loma Negra C.I.A.S.A. guarantee the loan.

(12)	On August 5, 2016, Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for a total amount of u$s 4,700,000 to be settled in three quarterly, equal, consecutive installments of u$s 1,566,666 each, overcoming the first one on January 25, 2018. Compensatory interest accrues a nominal fixed interest rate.

(13)	In 2017, Ferrosur Roca S.A. subscribed a loan agreement with HSBC Bank Argentina for a total amount of $ 150,000,000 due on April 4, 2019. Compensatory interest accrues a nominal fixed interest rate. This loan requeries the compliance of the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements

(14)	As of December 31, 2016, Ferrosur Roca S.A: had bank overdrafts for total amount of 234,646,325.

Yguazú Cementos S.A.:

(15)	On October 19, 2016, Yguazú Cementos S.A. subscribed two loan agreements with Banco Itaú S.A. for total amount of PYG. 83,775,750,000 equivalents to 230,254,370. Both loans will be settled in 120 days, accruing a fixed interest rate, to be settled at maturity.

(16)	On January 25, 2013, Yguazú Cementos S.A. subscribed two loans agreements with Inter-american Development Bank (IDB) and Corporación Andina de Fomento (CAF), for total amount of U$S 38,465,000, each. The outstanding principal was to be repaid in semi-annual equal and consecutive installments of U$S 7,690,000 plus an additional installment of U$S 7,720,000 until August 2021. Interest accrue at LIBOR plus an spread and is payable semi-annually. These loans were secured with collateral and guaranteed by InterCement Brasil S.A. Yguazú Cementos S.A. had to comply with covenants pursuant to these agreements, which were monitored by the Company’s Management and Board of Directors. In August, 2017, the loan was prepaid.

(17)	On August 8, 2017, Yguazú Cementos S.A. entered into two loan agreements with two Paraguayan Banks and agreed the following terms:

Banco Continental S.A.E.C.A.:

Principal amount: 255,000,000,000 Guaranies (715,500,000)

Maturity: 8 years

Interest Rate: 8.5% for the first year. After the first anniversary, the interest rate shall be adjusted according to an average of rates published by the Banco Central de Paraguay plus 0.32%. In no case the interest rate shall be lower than 8.5%. Interests will be paid every six months starting in February 2018.

Payment of principal: 15 equal and consecutive installments on a semiannual basis, starting in August, 2018.

Sudameris Bank S.A.E.C.A.

Principal Amount: 168,000,000,000 Guaranies (534,240,000)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Maturity: 8 years

Interest Rate: 9% for the first year. After the first anniversary, the interest rate shall be adjusted according to an average of rates published by the Banco Central de Paraguay, plus 0.82% In no case the interest rate shall be lower than 9%. Interests will be paid every six months starting in February 2018.

Payment of principal: 15 equal and consecutive installments on a semiannual basis, starting in August, 2018.

The proceeds of such loans shall be used to prepay all the outstanding amounts of the loans granted in 2013 by the Inter-American Development Bank (“IDB”) and Corporación Andina de Fomento (“CAF”) described in (16) above, together with short term debt with Banco Itaú Paraguay.

Yguazú Cementos S.A. has to comply with financial covenants (EBITDA/Borrowing interest; Liabilities/Net equity), which have been complied with.

25.3 Movements of borrowings

The movements of borrowings for the year ended December 31, 2017 are outlined below:

Balances as of January 1, 2017	4,339,028,360

New borrowings	2,927,783,765
Interest accrual	518,424,024
Effect of foreign currency exchange differences	287,691,637
Effect of exchange rate differences	330,042,463
Interest payments	(517,407,711)
Principal payments	(3,521,683,295)

Balances as of December 31, 2017	4,363,879,243

As of December 31, 2017 the long-term loans have the following maturity schedule:

Year
2019	1,224,825,913
2020	434,677,082
2021	190,371,798
2022 and following	754,406,042

Total	2,604,280,835

26.	ACCOUNTS PAYABLE

	12.31.2017	12.31.2016
Non-current
Accounts payable for investments in Property, plant and equipment	71,388,595	69,989,797
Expense accrual	—	11,922,779

Total	71,388,595	81,912,576

Current
Suppliers	1,239,573,602	1,017,699,633
Related parties (Note 19)	275,828,345	563,849,622
Accounts payable for acquisitions of Property, plant and equipment	235,005,411	280,599,659
Expenses accrual	611,134,006	363,951,348

Total	2,361,541,364	2,226,100,262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

27.	PROVISIONS

	12.31.2017	12.31.2016
Non-current
Labor and Social Security	44,184,248	29,256,783
Environmental restoration	80,602,101	59,616,013
Civil and others	36,309,641	31,810,692

Total	161,095,990	120,683,488

Changes in the provisions were as follows:

	Labor and Social Security	Environmental restoration	Civil and others	Total
Balances as of January 1, 2016	19,874,101	53,538,707	34,022,986	107,435,794
Increases	13,585,938	13,199,149	3,148,541	29,933,628
Uses	(4,203,256)	(7,121,843)	(5,360,835)	(16,685,934)

Balances as of December 31, 2016	29,256,783	59,616,013	31,810,692	120,683,488
Increases	24,395,945	28,617,633	19,009,635	72,023,213
Uses	(9,468,480)	(7,631,545)	(14,510,686)	(31,610,711)

Balances as of December 31, 2017	44,184,248	80,602,101	36,309,641	161,095,990

The provision for Labor and Social Security represents the best estimate of the future outflow of economic benefits that will be required under the Group’s Labor and social security obligations for the final settlement cost of complaints and litigations. All the claims provisioned are of a similar nature and are not individually material

The provision for Environmental restoration represents the present value of the estimated costs for environmental cleanup and remediation works relating mainly to querries and plants and based on the current information related to costs and expected remediation plans.

The provision for Civil and others represents the present value of the directors’ best estimate of the future outflow of economic benefits that will be required under the Group’s obligations for the final settlement cost of complaints and litigations derived from tax claims and damages. All the claims provisioned under tax or damages, respectively, are of a similar nature and are not individually material.

Based on management best estimates, and considering the opinion of the company external counsel, as of December 31, 2017 there are claims against the Company classified as uncertain contingencies. The estimated amount of cashflow thereof amounts to 57.4 million, including mainly 14.6 million related to tax obligations and 25.6 million related to labor obligation and 17.0 million related to administrative obligation. At the date of issuance of these consolidated financial statements, the Group understands that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

28.	TAX LIABILITIES

	12.31.2017	12.31.2016
Non-current
Facilities payment plans	342,209	1,087,580

Total	342,209	1,087,580

Current
Income tax expense	336,262,373	49,995,504
Value added tax	149,872,919	102,065,724
Turnover tax	38,557,514	23,546,780
Other taxes, withholdings and perceptions	48,391,134	49,478,280

Total	573,083,940	225,086,288

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

29.	OTHER LIABILITIES

	12.31.2017	12.31.2016
Non-current
Termination payment plans	15,740,729	28,273,858

Total	15,740,729	28,273,858

	12.31.2017	12.31.2016
Current
Termination payment plans	21,351,249	22,559,784
Dividends with minority shareholders	7,948,017	6,134,322
Others	2,617,592	628,162

Total	31,916,858	29,322,268

30.	CASH AND CASH EQUIVALENTS

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash, bank accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of the fiscal year as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	12.31.2017	12.31.2016
Cash and Banks	188,774,700	233,844,913
Short-term investments and others (Note 15)	2,990,913,013	569,440,882

Cash and cash equivalents	3,179,687,713	803,285,795

31.	NON-CASH TRANSACTIONS

Below is a list of transactions that did not involve cash flow movements in the fiscal year of acquisition:

	12.31.2017	12.31.2016
- Acquisition of Property, plant and equipment financed with trade payables	9,671,103	279,966,554
- Acquisition of 2.36% of interest in Cofesur S.A. (*)	35,434,064	—
- Acquisition of interest in Yguazú Cementos S.A. financed with the settlement of loans with related parties (Note 16)	97,583,285	518,091,291
- Accounts payable settlement with amounts receivable under financial leasing	—	172,579,157
- Settlement of receivable for acquisition of Property, plant and equipment	34,932,897	—

(*)	Loma Negra C.I.A.S.A. applied an advance for acquisition of investment to the payment of the additional equity.

32.	SEGMENT INFORMATION

The Company has adopted IFRS 8 - Operating segments, that require operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

For the purposes of managing its business both financially and operatively, the Company has classified its businesses as follows:

i)	Cement, masonry cement and lime: this segment includes results from the cement, masonry cement and lime business, and comprises the procurement of the raw materials for quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions intended to obtain the cement, masonry cement and lime.

ii)	Concrete: this segment includes the results of revenues generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results of revenues generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results of revenues generated from the provision of the railroad transportation service.

v)	Others: this segment includes the results of the industrial waste treatment and recycling business for use as fuel o raw material, and the aggregate business.

	12.31.2017	12.31.2016	12.31.2015
Net revenue
Cement, masonry cement and lime - Argentina	11,649,136,962	8,314,392,402	6,701,278,244
Cement - Paraguay	1,152,606,929	—	—
Concrete	1,903,346,280	1,044,559,627	793,708,600
Railroad	1,608,080,671	1,223,681,686	919,729,670
Aggregates	261,292,612	189,491,197	144,660,326
Others	133,109,926	75,636,911	56,554,737
Eliminations	(1,421,038,454)	(973,318,615)	(744,977,684)

Total	15,286,534,926	9,874,443,208	7,870,953,893

Cost of sales
Cement, masonry cement and lime - Argentina	7,986,358,455	6,045,620,325	4,874,303,722
Cement - Paraguay	803,220,686	—	—
Concrete	1,795,052,472	968,360,040	755,769,143
Railroad	1,352,375,734	1,011,559,523	773,417,805
Aggregates	266,721,854	176,603,548	116,830,030
Others	67,374,539	35,697,635	33,154,459
Eliminations	(1,421,038,454)	(973,318,615)	(744,977,684)

Total	10,850,065,285	7,264,522,456	5,808,497,475

Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime - Argentina	850,722,982	726,012,191	575,834,891
Cement - Paraguay	43,633,705	—	—
Concrete	77,974,017	49,143,560	34,190,768
Railroad	105,192,391	(4,235,303)	20,862,201
Aggregates	4,411,761	5,217,097	6,772,681
Others	38,471,541	29,341,972	24,698,911

Total	1,120,406,397	805,479,517	662,359,452

	12.31.2017	12.31.2016	12.31.2015
Depreciation and amortization
Cement, masonry cement and lime - Argentina	342,614,418	432,545,694	270,935,703
Cement - Paraguay	170,931,104	—	—
Concrete	24,544,240	12,492,535	9,755,647
Railroad	74,821,293	54,995,174	44,853,392
Aggregates	10,505,708	7,115,732	6,471,004
Others	2,463,945	1,924,745	1,940,551

Total	625,880,708	509,073,880	333,956,297

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Net revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime - Argentina	2,812,055,525	1,542,759,886	1,251,139,631
Cement - Paraguay	305,752,538	—	—
Concrete	30,319,791	27,056,027	3,748,690
Railroad	150,512,546	216,357,466	125,449,664
Aggregates	(9,841,002)	7,670,552	21,057,615
Others	27,263,846	10,597,304	(1,298,633)

Total	3,316,063,244	1,804,441,235	1,400,096,967
Reconciling items:
Share of profit (loss) of associates	—	36,631,307	(105,140,743)
Tax on debits and credits banks accounts	(188,020,636)	(140,033,765)	(109,513,061)
Finance costs, net	(842,142,961)	(941,287,406)	(591,564,301)
Income tax	(585,537,956)	(257,734,325)	(242,359,114)

Total	1,700,361,691	502,017,046	351,519,747

	12.31.2017	12.31.2016
Geographical information
Non-current assets
Argentina	4,094,960,948	3,444,863,021
Paraguay	2,358,756,400	2,016,522,494

For these purposes, non-current assets do not include deferred tax assets.

Net revenues for the years ended December 31, 2017, 2016 and 2015 are derived from business in Argentina and Paraguay.

No single customer contributed 10% or more of the Group’s revenue for 2017, 2016 and 2015.

33.	FINANCIAL INSTRUMENTS

33.1 Capital management

The Group manages its capital to ensure that entities that comprise it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group’s overall strategy did not have changes in 2017 and 2016.

The Company and its subsidiaries participate in operations involving financial instruments, recorded in equity accounts, which used to face their needs, as well as to reduce exposure to market, currency and interest rate risks. The management of these risks, as well as their respective instruments, is performed by defining strategies, establishing control systems and determining exposure limits.

The capital structure of the Group consists of net debt (borrowings as detailed in note 25 offset by cash and cash equivalents balances) and Shareholders’ Equity of the Group (comprising issued capital stock and other capital related accounts, reserves, retained earnings, accumulated other comprehensive income and non-controlling interests).

The Group is not subject to any externally imposed capital requirements.

The Group’s risk management committee reviews the capital structure of the Group.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Net debt to equity ratio

The net debt to equity ratio of the year is as follows:

	12.31.2017	12.31.2016
Debt (i)	4,363,879,243	4,339,028,360
Cash and cash equivalents	3,179,687,713	803,285,795

Net debt	1,184,191,530	3,535,742,565
Equity (ii)	4,415,794,158	1,130,511,577
Net debt to equity ratio	0.27	3.13

(i)	Debt is defined as current and non-current borrowings, as described in note 25.
(ii)	Equity includes all reserves and capital of the Group which are managed as capital.

33.2 Categories of financial instruments

	12.31.2017	12.31.2016
Financial assets
Cash and banks	188,774,700	233,844,913
Fair value through profit or loss	1,734,518,063	541,722,654
Held to maturity investments	1,256,394,950	27,718,228
Loans and receivables	1,305,227,521	926,540,358

	12.31.2017	12.31.2016
Financial liabilities
Amortized cost	7,959,722,044	7,310,962,385

At the end of the reporting period, there are not significant concentrations of credit risk for loans and receivables designated at FVTPL. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such loans and receivables.

33.3 Objectives of financial risk management

The Treasury function, offers services to business, coordinates access to domestic and international financial markets, monitors and manages the financial risks related to the Group’s operations through internal risk reports, which analyze exposures depending on the degree and extent thereof. These risks include market risk (including currency risk, interest rates at fair value risk and price risk), credit risk and liquidity risk. The Company and its subsidiaries do not employ or traded derivative financial instruments for speculative purposes. Monitoring compliance with these provisions policy is made by the executive committee and the internal audit team.

33.4 Exchange risk management

The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The amounts of monetary assets and liabilities denominated in foreign currency at the end of the reported year are as follows:

	12.31.2017	12.31.2016
Liabilities
US Dollars	2,155,076,310	3,602,828,793
Guarani	1,577,012,129	272,717,762
Euro	202,586,489	235,771,525
Real	14,488	12,359
Assets
US Dollars	1,068,483,893	321,575,956
Guarani	330,166,837	325,933,382
Euro	6,354,120	17,781,524
Real	60,615	12,978

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Foreign currency sensitivity analysis

The Group is mainly exposed to the US dollar.

The following table shows the sensitivity of the Group to an increase in the US dollar exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts translation of such items on the balance sheet date considering a reasonably possible 25% increase in the exchange rate.

	US Dollar effect (in thousands of pesos)	Guaraní effect (in thousands of pesos)
	12.31.2017	12.31.2017
Loss for the year	271,648	—
Decrease in net equity	271,648	283,931

33.5 Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts from time to time. The Group may also enter into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions. Basis adjustments are made to the carrying amounts of non-financial hedged items when the anticipated sale or purchase transaction takes place.

In 2016, the Group entered into forward foreign exchange contracts to hedge the exchange rate risk arising from purchases of some services.

There are not outstanding transactions as of December 31, 2017 and 2016.

33.6 Interest rate risk management

The Group is exposed to the risk of significant fluctuations in interest rates, due to the companies in the Group borrows at both, fixed and floating rate. The risk is managed by the Group having an appropriate mix between loans with fixed rate and floating rate. Hedging activities are evaluated regularly to align with interest rates and risk defined, ensuring that the most profitable coverage strategies are applied.

	12.31.2017	12.31.2016
Financial assets
Held to maturity investments (1)	1,256,394,950	27,718,228
Fair value through profit or loss (2)	1,734,518,063	541,722,654
Loans (3)	—	124,767,892

Financial liabilities
Amortized cost (4)	4,363,879,243	4,339,028,360

(1)	Short-term loan receivables fixed rate.
(2)	Short-term loan receivables floating rate.
(3)	Correspond to loans granted to the Parent company at a fixed rate in US dollars.
(4)	Includes borrowings as detailed in Note 25.

33.6.1 Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2017 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately 6.3 million.

In the event that the average LIBO rate applicable to our financial liabilities during the year ended December 31, 2017 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately u$s 1.5 million.

With respect to our financial assets, an increase of 1.0% in the average interest rate during the year ended December 31, 2017, would have increased our financial income by 3.7 million.

33.6.2 Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

33.7 Credit risk management

Credit risk refers to the risk that one party fails to comply with its contractual obligations resulting in a financial loss for the Group. The Group has adopted a policy of only solvent parties involved and get sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults, Credit exposure is controlled by counterparty limits that are reviewed and approved periodically.

Trade receivables are composed of a large number of customers. Continuous credit assessment is performed on the financial condition of accounts receivable.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by credit rating agencies.

The carrying amount of financial assets recognized in the consolidated financial statements, which is net of impairment losses, represents the maximum exposure to credit risk without considering collateral accounts or other credit enhancements.

33.8 Liquidity risk management

The Board has the ultimate responsibility for the liquidity risk management, having established an appropriate framework for liquidity management so that management can handle financing requirements in short, medium and long-term as well as management Group liquidity. The Group manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring the projected and real cash flows and reconciling the maturity profiles of financial assets and liabilities.

The Company practices a careful liquidity risk management and, therefore, keeps cash and other instruments liquid, as well as available fund. However, as of December 31, 2016, the consolidated financial statements reflected a negative working capital of 2,528,970 thousands. Given the nature of the activity of the company, which has predictable funds flows, can operate with negative working capital. This condition is not related to insolvency, but rather a strategic decision. However, the Company reversed this situation during 2017, mainly through new long-term loans and the capital increase in 30,000,000 shares of 0.1 $ par value each, for a value of usd 3.8 per share. This placement represented a capital increase of USD 114,000,000 without considering the expenses associated with the issue.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The Management of the Company considers that the liquidity risk exposure is low since the Company has been generating cash flow from its operating activities, supported on strong profits, has access to loans and financial resources, as explained in Note 25.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	Weighted average effective interest rate	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	3-6 years	Total
	%
31 December 2017
Borrowings	23.3%	381,820,796	266,196,448	1,367,997,486	2,225,112,937	910,660,113	5,151,787,780

		381,820,796	266,196,448	1,367,997,486	2,225,112,937	910,660,113	5,151,787,780

	Weighted average effective interest rate	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	3-6 years	Total
	%
31 December 2016
Borrowings	21.7	264,378,805	423,283,132	1,678,381,825	2,332,273,362	130,762,023	4,829,079,147

		264,378,805	423,283,132	1,678,381,825	2,332,273,362	130,762,023	4,829,079,147

33.9 Fair value measurements

This note provides information about how the Group determines fair values of various financial assets and financial liabilities.

33.9.1	Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/	Fair value as at		Fair value	Valuation technique(s) and key input(s)
financial liabilities	12.31.2017	12.31.2016	hierarchy
1)Investments in Mutual funds	1,734,518,063	569,440,882	Level 1	Quoted bid prices in an active market

33.9.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

The estimated fair value of the loans, considering interest rates offered to the Group (Level 3) for financial loans, amounted to 4.127 million as of December 31, 2017.

The directors consider that the carrying amounts of financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.

34.	GUARANTEES GRANTED TO SUBSIDIARIES

On October 21, 2015 Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for an amount of 130,000,000. Such Loan was guaranteed by Loma Negra C.I.A.S.A. The balance outstanding as of December 31, 2017 is 60,777,576.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

During 2016, Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for an amount of u$s 4,700,000. Such Loan was guaranteed by Loma Negra C.I.A.S.A. The balance outstanding as of December 31, 2017 is 89,305,446.

In April 2017, Ferrosur Roca S.A. subscribed a loan with HSBC Bank Argentina S.A. for an amount of 150,000,000. Such loan was guaranteed by Loma Negra C.I.A.S.A. and the outstanding balance as of December 31, 2017 amounts to 157,865,753.

In addition, Loma Negra C.I.A.S.A. guarantees the bank overdrafts of Ferrosur Roca S.A. As of December 31, 2017, the outstanding balances amounted to 234,646,325.

35.	RESTRICTED ASSETS

As of December 31, 2016, the Group has judicial deposits for a total amount of 8,030,999, which are shown within other current and non-current receivables.

On August 8, 2017 Yguazú Cementos S.A. entered into two loan agreements with Banco Continenteal S.A.E.C.A. and Sudameris Bank S.A.E.C.A. for a total amount of guaraníes 255,000,000 (715,500,000) and guaraníes 168,000,000 (534,240,000), respectively.

In order to guarantee the payment of the new loans, Yguazú Cementos S.A. created liens (pledge and mortgage) over land and property (Villa Hayes Plant, Itapucumi quarry site and equipment ) in favor of the local banks for up to Gs. 423,000,000,000, equivalent to the amount of both loans. The balance owed for both loans as of December 31, 2017 is Guaraníes 435,519,313,708 ($ 1,470,046,000).

36.	COMMITMENTS

The Group has certain contractual commitments to purchase slag which are effective until 2022. The estimated undiscounted future cash flows amount to approximately 616.6 million between 2018 and 2022. In addition, the Company has contractual commitment to purchase limestone for an average amount of 2.5 million until 2025.

The Company has also signed several contracts for the provision of natural gas, assuming firm commitments for a total amount of 394, 209 and 27 million payable during the 2018, 2019 and 2020, respectively.

Additionally, the Company has entered into agreements with some electricity suppliers for a total amount of 109.9 and 89 million for 2018 and 2019 and 87 million to be annually paid between 2020 and 2037. This last commitment represents less than the 10% of the electrical energy consumption for the 2017.

Due to the agreement signed with Sinoma International Engineering Co. Ltd. (Note 37), the Company has committed amounting to 2,167,648,300 plus u$s 107,414,700 plus Euros 41,574,600). Since the commitments denominated in pesos are adjusted based in a adjustment formula, the total commitment as of December 31, 2017 amounts to 2,397,552,260.

37.	INVESTMENT PROJECTS

On July 21, 2017, the Board accepted the Offer received from the Chinese company Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a capacity of 5,800 tons per day of clinker.

The offer includes the engineering, provision and shipment of all the equipment for the plant and its construction.

The work will be executed in two phases:

a) Phase 1: basic engineering of the new plant and study of soil in situ (5 months).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

b)	Phase 2: equipment provision and plant construction (26 months). The Company has the right to notify Sinoma the start-up of Phase 2 within the term of 1 (one) year counted as from the Commencement of Phase 1. If such notice is not given within such term, it shall be understood that Phase 2 was automatically terminated, and the Company shall not be liable for, neither assumes, any kind of compensation, costs, expenses and/or any direct or indirect loss or damages arising from the termination.

Total cost of the project amounts to 5,000,000,000 (2,167,648,300 plus u$s 107,414,700 plus Euros 41,574,600) The costs in local currency will be adjusted periodically in accordance with an agreed formula.

As of the date of issuance of the financial statements, Phase 2 is under construction.

38.	RECEIVABLE FROM RAILWAY PROGRAM EXECUTION UNIT

On September 11, 1998, the subsidiary Ferrosur Roca S.A. started a legal action to request compensation for the use of the railway by the Provincial Railway Program Execution Unit against the Province of Buenos Aires and the Provincial Railway Program Execution Unit.

During 2016, the Company reassessed the measurement of the receivable which amounted to 78,346,682 as of December 31, 2016.

During 2017, final agreement was accepted by the Province of Buenos Aires and Ferrosur Roca S.A. The Company considered in its assessment all the available evidence and concluded that the valuation of the asset as of December 31, 2017 amounts to 117,407,006. According to the opinion of the Company’s local legal advisors, the estimate period of collection will be over the next twelve months after the year-end.

39.	TRUST OF ADMINISTRATION

Since 2008, the subsidiary Ferrosur Roca S.A. must make annual fee contributions (canon) of the 3% of its total revenues to a fund for the improvement of the interurban railroad system. However, until 2013, the procedure for contributing the amounts accrued had not been established.

On February 5, 2013, a trust agreement was signed between Ferrosur Roca S.A. and Banco de la Nación Argentina (the Bank) in order to fulfill the formalization process necessary to manage the funds paid by Ferrosur Roca S.A. as payment for the investment works intended to strengthen the interurban rail system.

Until December 31, 2015, the amounts transferred to the Trust were considered contingent assets since, although the amounts were deposited in a Trust, there was significant uncertainty in relation to the fact that the future economic benefits were expected to flow to the entity.

On July 27, 2016, the Ministry of Transportation issued the Rule N° 218, establishing a procedure for the certification of proposed works by rail concessionaires.

Based on the new regulation, the Company recognized all the amounts transferred to the Trust under the line Other receivables from Trust of Administration. The contributions of the year amounted to 27,825,262. Prior year contributions were recognized also as a receivable for 84,441,612, as disclosed in Other gains and losses.

The use of the funds has to be approved by the regulatory authority; accordingly, the Company is not entitled to direct the relevant activities.

The Bank manages transactions and invests the funds mainly in time deposits. The Company recognize the interest income and the Bank’s fees in profit or loss.

On May 24, 2017, the Secretary of Transport Management approved the called “Improvement of 29,215 kilometers of railway” work, for a total amount of 114,364,785 that will be affected by the bank to the payment of Company’s suppliers.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

40.	RESTRICTIONS TO DIVIDENDS DISTRIBUTION

In accordance with the provisions of Companies’ Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year adjusted by any amount that could have been transferred form accumulated other comprehensive income (loss) to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.

In addition, the Company is subject to customary restrictions on the payment of dividends upon the occurrence of an event of default within the framework of certain agreements or if such payment could otherwise result in an event of default.

The restrictions mentioned in the previous paragraph arise from the loan agreements that the Company entered into with the Industrial and Commercial Bank of China (Dubai). According to these, the borrower (Loma Negra) will not allow any dividend payment to be made unless:

(a) no default or event of default has occurred and continues or occurs as a result of such payment; and

(b) the borrower complies, both before and after the payment of dividends, with the ratio of net debt to EBITDA.

This reason must not exceed the end of each year of:

(a) 3.50: 1.00 at any time before the occurrence of a “substantial event”; and

(b) 4.50: 1.00 at any time on or after the occurrence of a “substantial event”.

In order to clarify the aforementioned, a “substantial event” with respect to the Company is defined as one or more of the following events:

(a) the beginning of the construction of a new cement plant;

(b) the consummation of an acquisition of any entity (limited liability companies, joint-stock company, joint venture, association, trust or any other company); or

(c) the performance of any other investment by Loma Negra.

As of the date of issuance of these financial statements, the Company is not affected by the restrictions mentioned in the preceding paragraphs.

41.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events as at December 31, 2017 to assess the need for potential recognition or disclosure in these consolidated financial statements. Such events were assessed until March 8, 2018 the date these Consolidated financial statements were available to be issued.

On January 24, 2018, the Board of Directors of the Company approved an incentive program for certain hierarchical personnel calculated on the value of the shares.

In this regard, a certain number of virtual shares of the Company will be delivered to certain employees of the Company together with the option to exercise the benefits granted under the Program. The exercise of the Option, will give the possibility of obtaining an economic benefit, which will result from the difference between the value of each Virtual Share in US dollars at the exercise date of the Option (the “Exercise Price”) multiplied by the amount of Virtual Shares exercised, less the value of each Virtual Share in US dollars on each Option Grant Date (the “Award Price”) multiplied by the number of Virtual Shares exercised.

On March 7, 2018 and with the approval of its majority shareholder (Cofesur S.A.), the Board of Ferrosur Roca S.A. resolved unanimously to request the extension of the concession for 10 more years, according to what is established in the Concession Contract.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

42.	CONDENSED UNCONSOLIDATED FINANCIAL INFORMATION

Since the condensed unconsolidated financial information required by Rule 12-04 of Regulation S-X is not required under IFRS issued by the International Accounting Standards Board - IASB, such information was not included in the original financial statements of the Company. In order to attend the specific requirements of the Securities and Exchange Commission (the “SEC”) and considering the restrictions affecting certain non-current assets of Yguazú Cementos S.A. (Note 35), Management has incorporated the condensed unconsolidated information in these financial statements.

The condensed unconsolidated financial information of Loma Negra C.I.A.S.A., as of December 31, 2017 and 2016, and for the years then ended presented herein were prepared considering the same accounting policies as described in note 3, except that consolidated subsidiaries are reflected using the equity method of accounting as required by S-X 12-04.

CONDENSED UNCONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	12.31.2017	12.31.2016	12.31.2015
Net revenue	13,159,252,042	9,202,288,419	7,391,826,945
Cost of sales	(9,393,608,968)	(6,844,429,106)	(5,499,766,931)

Gross profit	3,765,643,074	2,357,859,313	1,892,060,014
Share of profit (loss) of associates	132,502,436	76,375,721	(93,296,443)
Selling and administrative expenses	(989,129,898)	(803,913,285)	(614,736,554)
Other gains and losses	56,021,137	23,540,414	(2,061,784)
Tax on debits and credits to bank accounts	(167,152,274)	(124,756,957)	(95,833,334)
FINANCE COSTS, NET
Exchange rate differences	(336,757,288)	(248,687,255)	(168,473,564)
Financial income	81,363,922	36,518,123	23,867,474
Financial expenses	(392,554,396)	(597,529,686)	(362,012,267)

Profit before tax	2,149,936,713	719,406,388	579,513,542
INCOME TAX EXPENSE
Current	(626,247,633)	(210,210,679)	(197,726,871)
Deferred	67,153,302	(18,022,696)	(33,487,205)

NET PROFIT FOR THE YEAR	1,590,842,382	491,173,013	348,299,466

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	101,151,222	34,343,627	53,160,907
Cash flow hedges	—	(54,402,733)	56,310,034

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	101,151,222	(20,059,106)	109,470,941

TOTAL COMPREHENSIVE INCOME	1,691,993,604	471,113,907	457,770,407

Earnings per share (basic and diluted)(*) :	2.79	0.868	0.615

(*)	In 2016, the Company has given retroactive effect to the number of shares in order to reflect the new capital structure after the share split described in note 40.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

CONDENSED UNCONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	12.31.2017	12.31.2016
ASSETS
Non-current assets
Property, plant and equipment	3,013,834,370	2,425,630,468
Intangible assets	74,760,496	56,708,351
Investments	787,797,282	550,544,157
Goodwill	39,347,434	39,347,434
Inventories	177,461,120	163,115,656
Other receivables	25,397,006	39,875,515
Trade accounts receivable	—	—

Total non-current assets	4,118,597,708	3,275,221,581

Current assets
Inventories	1,550,863,799	1,471,291,076
Other receivables	218,053,883	269,829,692
Trade accounts receivable	797,537,082	412,428,725
Investments	2,971,682,497	661,707,327
Cash and banks	69,755,413	45,038,268

Total current assets	5,607,892,674	2,860,295,088

Total assets	9,726,490,382	6,135,516,669

SHAREHOLDERS’ EQUITY AND LIABILITIES
Total shareholders’ equity	3,822,551,465	740,366,741

LIABILITIES
Non-current liabilities
Borrowings	1,128,759,400	1,144,716,538
Accounts payable	71,388,595	69,989,790
Provisions	128,838,045	98,860,518
Tax liabilities	342,209	1,087,580
Other liabilities	14,865,351	27,252,775
Deferred tax liabilities	238,166,558	305,319,860

Total non-current liabilities	1,582,360,158	1,647,227,061

Current liabilities
Borrowings	1,222,164,672	1,391,402,945
Accounts payable	1,955,082,172	1,781,390,125
Advances from customers	197,508,557	106,956,982
Salaries and social security payables	407,187,941	269,940,259
Tax liabilities	511,046,146	171,004,073
Other liabilities	28,589,271	27,228,483

Total current liabilities	4,321,578,759	3,747,922,867

Total liabilities	5,903,938,917	5,395,149,928

Total shareholders’ equity and liabilities	9,726,490,382	6,135,516,669

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

CONDENSED UNCONSOLIDATED STATEMENT OF CASH FLOWS

	12.31.2017	12.31.2016	12.31.2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	1,590,842,382	491,173,013	348,299,466
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	559,094,331	228,233,375	231,214,076
Depreciation and amortization	377,664,366	452,153,963	287,162,353
Provisions	41,718,393	29,164,683	18,647,042
Interests	314,472,800	473,687,084	304,389,966
Share of profit (loss) of associates	(132,502,436)	(76,375,721)	93,296,443
Investment income recognized in profit	(7,966,242)	(112,039,773)	(158,494,542)
Exchange rate differences	282,874,884	266,660,078	253,231,201
Gain on disposal of Property, plant and equipment	(5,799,175)	(31,315,437)	(3,807,978)
Changes in operating assets and liabilities
Inventories	(68,775,774)	(562,873,693)	(211,369,295)
Other receivables	(11,244,428)	(131,335,105)	(86,527,045)
Trade accounts receivable	(385,054,594)	(116,059,543)	12,477,146
Advances from customers	90,551,575	32,758,193	26,624,857
Accounts payable	356,869,945	518,299,468	331,361,579
Salaries and social security payables	137,247,682	77,584,771	14,119,580
Provisions	(23,820,411)	(15,486,008)	(14,797,438)
Tax liabilities	(26,162,921)	54,319,019	(35,646,213)
Other liabilities	(12,840,331)	12,688,349	14,652,724

Cash generated from operations	3,077,170,046	1,591,236,716	1,424,833,922
Income tax paid	(255,937,638)	(162,645,969)	(163,950,193)

Net cash generated by operating activities	2,821,232,408	1,428,590,747	1,260,883,729

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	13,571,500	22,024,470	5,888,030
Payments to acquire Property, plant and equipment	(1,019,196,721)	(584,435,941)	(405,783,811)
Payments to acquire intangible assets	(27,743,774)	(26,279,674)	(22,311,523)
Investments	30,300,477	—	608,223

Net cash used in investing activities	(1,003,068,518)	(588,691,145)	(421,599,081)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,235,382,385	1,433,184,756	609,999,606
Interest paid	(338,372,188)	(476,299,533)	(331,420,444)
Dividends paid	(442,886,305)	(853,119,146)	(16,642)
Repayment of borrowings	(1,748,563,710)	(704,497,010)	(1,053,265,230)
Capital increase	1,866,725,717	—	—

Net cash used in financing activities	572,285,899	(600,730,933)	(774,702,710)

Net increase (decrease) in cash and cash equivalents	2,390,449,789	239,168,669	239,168,669
Cash and cash equivalents at the beginning of the year	581,977,703	322,490,643	234,497,937
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	69,010,418	20,318,391	23,410,768

Cash and cash equivalents at the end of the year	3,041,437,910	581,977,703	322,490,643

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

In addition, the main items refer to:

1)	Borrowings

1.1 Composition of borrowings

	12.31.2017	12.31.2016
Borrowings:
-In foreign currency	1,792,409,606	1,807,253,815
-In local currency	558,514,466	728,865,668

Total	2,350,924,072	2,536,119,483

Non-current	1,128,759,400	1,144,716,538
Current	1,222,164,672	1,391,402,945

Total	2,350,924,072	2,536,119,483

1.2 Detail of loans

			12.31.2017	12.31.2016
	Interest Rate	Due date	Amount	Amount
Borrowings in foreign currency - u$s
Banco Supervielle	5%	Sep-17	—	111,672,996
Industrial and Commercial Bank of China (Dubai)	3 Month Libor + 3.4%	Jun-19	563,979,469	791,854,007
Itaú-Unibanco S.A. - New York	6 Month Libor + 2.9%	Mar-18	—	903,726,812
Industrial and Commercial Bank of China (Dubai)	3 Month Libor + 3.75%	May-20	1,228,430,137	—

			1,792,409,606	1,807,253,815

Borrowings in local currency
Banco Provincia de Buenos Aires	BADLAR + 4%	Sep-18	16,345,799	32,000,000
Banco Provincia de Buenos Aires	BADLAR + 2%	Mar-19	89,590,643	149,206,763
Banco Provincia de Buenos Aires	BADLAR + 2%	Jun-19	108,753,068	150,822,338
Banco Provincia de Buenos Aires	BADLAR + 2%	Jul-19	15,133,621	19,879,350
HSBC Bank Argentina S.A.	21.75%	Apr-19	157,865,753	—
Banco Patagonia	BADLAR corrected + 1.65%	Jul-18	70,391,979	164,392,235
Banco Santander Rio S.A.	BADLAR corrected + 4%	Jul-18	87,562,256	204,298,831
Bank overdrafts	Daily Overdraft Rate	Jan-18	12,871,347	8,266,151

			558,514,466	728,865,668

Total			2,350,924,072	2,536,119,483

The following tables detail the Company’s remaining contractual maturity for its borrowings with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Weighted average effective interest rate	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	3-5 years	Total
	%
31 December 2017
Borrowings	23.8	89,813,137	145,807,915	1,127,382,816	1,197,749,276	—	2,560,753,144

		89,813,137	145,807,915	1,127,382,816	1,197,749,276	—	2,560,753,144

	Weighted average effective interest rate	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	3-5 years	Total
	%
31 December 2016
Borrowings	21.7	111,702,060	38,711,312	1,441,791,071	1,240,238,670	—	2,832,443,113

		111,702,060	38,711,312	1,441,791,071	1,240,238,670	—	2,832,443,113

2)	Accounts payable

	12.31.2017	12.31.2016
Non-current
Accounts payable for investments in Property, plant and equipment	71,388,595	69,989,797

Total	71,388,595	69,989,797

3)	Provisions

	12.31.2017	12.31.2016
Non-current
Labor and Social Security	38,881,287	23,822,356
Environmental restoration	80,602,101	59,616,013
Civil and others	9,354,657	15,422,149

Total	128,838,045	98,860,518

4)	Other liabilities

	12.31.2017	12.31.2016
Non-current
Termination payment plans	14,865,351	27,252,775

Total	14,865,351	27,252,775

5)	Tax liabilities

	12.31.2017	12.31.2016
Non-current
Facilities payment plans	342,209	1,087,580

Total	342,209	1,087,580

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

6)	Deferred tax liabilities

6.1 The deferred income tax charged to income is composed as follows:

	12.31.2017	12.31.2016
Assets
Provisions	14,823,820	14,365,654
Others	6,584,426	1,593,756

Total	21,408,246	15,959,410

Liabilities
Investments	(17,923,933)	—
Other receivables	—	(60,402,707)
Property, plant and equipment	(238,728,247)	(256,749,345)
Others	(2,922,623)	(4,127,218)

Total	(259,574,803)	(321,279,270)

Total Deferred income tax liabilities	(238,166,558)	(305,319,860)

6.3 Unrecognised taxable temporary difference associated with investment and interest

	12.31.2017	12.31.2016
Taxable temporary differences in relation to investments in subsidiaries and associates for which deferred tax liabilities have not been recognized are attributable to the following:
- Subsidiaries	(89,599,508)	(54,802,640)
- Others	(59,773)	(83,682)

	(89,659,281)	(54,886,323)