Form 20-F
period 2018-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2019-04-30
CIK 1711375

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

Loma Negra C.I.A.S.A.

Cecilia Grierson 355, 4th Floor

Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires

Argentina

(Address of principal executive offices)

Marcos Isabelino Gradin

Cecilia Grierson 355, 4th Floor

Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires

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

The total number of issued and outstanding shares of each class of stock of Loma Negra C.I.A.S.A. as of December 31, 2018 was:

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

•	all references to “our controlling shareholder” or to the “InterCement Group” are to InterCement Participações S.A. and its subsidiaries;

•	all references to the “InterCement Brasil” are to InterCement Brasil S.A.;

•	all references to “Yguazú Cementos” are to Yguazú Cementos S.A.;

•	all references to “Cofesur” are to Cofesur S.A.U.;

•	all references to “Ferrosur Roca” are to Ferrosur Roca S.A.;

•	all references to “Recycomb” are to Recycomb S.A.U.;

•	all references to “Argentina” are to the Republic of Argentina;

•	all references to “Paraguay” are to the Republic of Paraguay;

•	all references to the “Argentine government” or the “government” are to the federal government of Argentina;

•	all references to the “Central Bank” are to the Banco Central de la República Argentina, or the Argentine Central Bank;

•	all references to “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities regulator;

•	all references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars;

•	all references to the “peso,” “pesos” or “Ps.” are to the Argentine peso, the official currency of Argentina;

•	all references to the “Guaraní,” “Guaraníes” or “G.” are to the Paraguayan guaraní, the official currency of the Republic of Paraguay;

•	all references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB; and

•	all references to “AFCP” are to the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

All references in this annual report to “tons” shall also include “metric tons.” References to “dmt” are to dry metric ton. References to “kt” shall mean “kiloton,” equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours. The term “m3” refers to cubic meter, and “kcal/kg” to kilocalories per kilogram. The term “FOB” refers to the Incoterm “Free on board”.

Financial Statements

We maintain our books and records in pesos, the presentation currency for our financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 is stated in pesos, our reporting currency.

This annual report includes our audited consolidated financial statements as of and for each of the years ended December 31, 2018 and 2017, together with the notes thereto, or “our audited consolidated financial statements.” All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements,” are to our consolidated financial statements included elsewhere in this annual report.

Our audited consolidated financial statements for the year ended December 31, 2016 do not consolidate results of operations with our subsidiary Yguazú Cementos S.A., which we control by our business combination as of December 22, 2016. As a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, we recorded the results of operations of our subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in our consolidated statement of profit or loss and other comprehensive income and cash flow statement for the year ended December 31, 2016 (see Note 16 to our audited consolidated financial statements).

Our audited consolidated financial statements for the year ended as of December 31, 2018 and 2017 comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29. For comparative purposes, such audited consolidated financial statements include figures and other details corresponding to the fiscal year ended on December 31, 2017, which are presented in order for them to be solely interpreted in conformity with the figures and other details corresponding to the fiscal year ended on December 31, 2018. These figures have been restated in the last fiscal year’s end-of-period currency in the manner described below in order to permit comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year.

Financial information presented in constant currency

Inflation levels in Argentina have been high these past years and the inflation rate accumulated over these past three years has exceeded 100% without the expectation of a significant decrease in the short-term. In addition, the presence of high inflation qualitative indicators set forth in the IAS 29 showed concurrent evidence. For all these reasons, on September 29, 2018, the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, issued its Resolution JG Nbr. 539/18, approved by the Professional Council in Economic Sciences in the Autonomous City of Buenos Aires, or CPCECABA, pursuant to the Resolution of the Board of Trustees Nbr. 107/18, setting forth that Argentina must be considered a hyperinflationary economy in the terms of professional accounting standards starting on July 1, 2018, in line with the opinion of international organizations.

IAS 29 sets forth that given a high inflation context, financial statements must be presented in a current unit of measurement, that is, in constant currency as of the end of the period being reported. Notwithstanding this decision, we were unable to file our restated financial statements because Decree Nbr. 664/03 of the Argentine Executive Branch prohibited governmental agencies (including the CNV) from receiving financial statements adjusted to reflect the effects of inflation.

On December 4, 2018, pursuant to Law No. 27,468, the Decree No. 664/03 was repealed and, on December 28, 2018, the CNV issued the General Resolution No. 777/18, which established that the annual financial statements for interim and special periods ending as from December 31, 2018, must be filed in constant currency.

In accordance with IAS 29, the amounts in the financial statements that have not been stated in currency current as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG Nbr. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national consumer prices published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or

INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices, or IPIM prepared by INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the year ended as of December 31, 2018 and 2017 has been 47.65% in the fiscal year ended on December 31, 2018 and 24.80% in the preceding fiscal year.

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our EBITDA, net debt, EBITDA Margin and Adjusted EBITDA information for the convenience of the investors. Adjusted EBITDA is presented because our management believes that the disclosure of Adjusted EBITDA can provide useful information to investors, financial analysts and the public in their review of our operating performance, although it is not calculated in accordance with IFRS and should not be considered as a measure of performance in isolation. As further explained in “Selected Financial Data,” the results of operations from Yguazú Cementos S.A. were not consolidated with ours for the year ended December 31, 2016.

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

We believe that excluding tax on debits and credits to bank accounts from our calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players and it is possible that the new administration in Argentina will abolish this tax or will permit compensation of such tax in the medium-term. Moreover, Law 27,264, in force since August 2016, established that small- and medium-sized companies may apply this tax as an advance payment of income tax. According to Law 27,264, we are a large-sized company in Argentina, and therefore, we are only permitted to apply 0.2% on the amount levied on credits to bank accounts as an advance payment of our income tax. Also, Law 27,432, in force since January 2018, establishes that the Argentine government may prescribe that a percentage of the tax on debits and credits to bank accounts that, as of the date of effectiveness of such law, was not considered computable as an advanced payment of the income tax, shall be gradually reduced up to 20% per year starting on January 1, 2018. Furthermore, the Argentine government may establish that the tax on debits and credits to bank accounts shall be considered entirely computed as an advanced payment of the income tax in 2022.

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

v

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

Market Data and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland), or AFCP; the Central Bank; the Central Bank of Paraguay; the INDEC; and the International Monetary Fund, or IMF.

In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. As a result of this decree, the publication of certain macroeconomic figures was suspended. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the CPI increase was 24.8% and 47.6% for the years ended December 31, 2017 and 2018, respectively. INDEC has also published inflation figures for the Wholesale Price Index (Índice de Precios Internos al por Mayor), or WPI, for the year ended December 31, 2017, reporting an increase of 18.8%, and for year ended December 31, 2018 an increase of 73.5%. See “Item 3.D Key Information—Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins”

Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Key Information—Risk Factors” in this annual report.

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

•	private investment and public spending in construction projects;

•	existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Argentina and Paraguay;

•	possible shortages of electricity and government responses to them;

•	the competitive nature of the industry in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	legal and administrative proceedings to which we are or become party (individually or jointly with our controlling shareholder);

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	the exploration and related depletion of our mines and mineral reserves;

•	other statements included in this annual report that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Key Information—Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Key Information—Risk Factors” in this annual report.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this annual report. The following tables set forth our selected consolidated financial information as of and for the years ended December 31, 2018, 2017 and 2016, derived from our audited consolidated financial statements included elsewhere in this annual report. We have prepared our audited consolidated financial statements in accordance with IFRS, as issued by the IASB. The consolidated income statement data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements included in “Item 18. Financial Statements.”

Our audited consolidated financial statements for the year ended as of December 31, 2018 and 2017 comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29. For comparative purposes, such audited consolidated financial statements include figures and other details corresponding to the fiscal year ended on December 31, 2017, which are presented in order for them to be solely interpreted in conformity with the figures and other details corresponding to the fiscal year ended on December 31, 2018. These figures have been restated in the last fiscal year’s end-of-period currency in the manner described below in order to permit comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year. See “Presentation of Financial and Other Information.”

The results of operations for the years ended December 31, 2018, 2017 and 2016 are not necessarily indicative of our future performance.

	For the Year Ended December 31,
	2018	2017	2016
	(in Ps.)
	(amounts expressed in millions)
Consolidated statements of profit or loss:(1)
Net revenue	26,806.9	24,838.6	19,334.4
Cost of sales	(19,982,8)	(18,509.9)	(15,154.2)

Gross profit	6,824.1	6,328.7	4,180.2
Share of profit of associates	—	—	76.2
Selling and administrative expenses	(1,934.1)	(1,969.1)	(1,856.8)
Other gains and losses	109.3	116.4	231.6
Tax on debits and credits to bank accounts	(254.2)	(304.8)	(277.3)
Finance costs, net
Exchange rate differences	(1,241.9)	(124.4)	(209.4)
Gain on net monetary position	213.7	342.3	218.4
Financial income	26.9	28.3	65.7
Financial expenses	(661.3)	(517.5)	(492.0)

Profit before tax	3,082.5	3,899.7	1,936.6
Income tax expense
Current	(1,049.4)	(1,062.5)	(470.6)
Deferred	(82.6)	840.5	(179.2)

Net profit	1,950.6	3,677.8	1,286.8

Net income from operations per share	3.2725	6.1705	2.1590

(1)

On December 22, 2016, we acquired 16.0% of the capital stock of Yguazú Cementos. Following such acquisition, we own 51.0% of the outstanding capital stock of Yguazú Cementos. As a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, we recorded the results of operations of our subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in our consolidated statement of profit or loss and other comprehensive income and cash flow statement for the years ended December 31, 2016 (see Note 16 to our audited consolidated financial statements).

	As of December 31,
	2018	2017
	(in Ps.)
	(amounts expressed in millions)
Consolidated statements of financial position:
Assets
Non-current assets
Property, plant and equipment	21,877.9	18,310.0
Intangible assets	218.5	224.7
Investments	1.7	2.5
Goodwill	16.6	16.6
Inventories	677.3	635.5
Other receivables	942.2	214.3
Trade accounts receivable	4.0	—

Total non-current assets	23,738.3	19,403.6

Current assets
Inventories	3,777.8	3,195.1
Other receivables	383.3	367.0
Trade accounts receivable	2,064.6	1,865.4
Investments	2,095.2	4,416.0
Cash and banks	806.7	278.7

Total current assets	9,127.6	10,122.1

Total assets	32,865.8	29,525.7

Shareholders’ equity
Capital stock and other capital related accounts	7,185.7	7,185.7
Reserves	2,280.3	136.9
Retained earnings	5,438.1	5,781.7
Accumulated other comprehensive income	274.5	33.9

	As of December 31,
	2018	2017
	(in Ps.)
	(amounts expressed in millions)
Equity attributable to the owners of the Company	15,178.6	13,138.2
Non-controlling interests	1,374.6	992.7

Total shareholders’ equity	16,553.2	14,130.9

Liabilities
Non-current liabilities
Borrowings	2,607.4	3,845.1
Accounts payables	387.2	105.4
Provisions	292.6	237.9
Tax liabilities	—	0.5
Other liabilities	7.9	23.2
Deferred tax liabilities	3,186.1	3,100.1

Total non-current liabilities	6,481.2	7,312.2

Current liabilities
Borrowings	3,355.3	2,598.0
Accounts payable	4,853.2	3,486.7
Advances from customers	168.7	304.7
Salaries and social security payables	633.9	800.0
Tax liabilities	779.6	846.1
Other liabilities	40.8	47.1

Total current liabilities	9,831.5	8,082.6

Total liabilities	16,312.7	15,394.8

Total shareholders’ equity and liabilities	32,865.9	29,525.7

	As of and for the Year Ended December 31,
	2018	2017	2016
	(in Ps.)
	(amounts expressed in millions, unless otherwise indicated)
Other Data:
Net revenue	26,806.9	24,838.6	19,334.4
Gross profit	6,824.1	6,328.7	4,180.2
Net profit	1,950.6	3,677.8	1,286.8
Net debt	3,060.8	1,748.4	6,514.8
Gross profit margin(1)	25.5%	25.5%	21.6%
Adjusted EBITDA(2)	7,120.7	6,218.3	4,428.9
Adjusted EBITDA margin(3)	26.6%	25.0%	22.9%
Net profit margin(4)	7.3%	14.8%	6.7%
Net debt(5)/Adjusted EBITDA ratio(6)	0.43x	0.28x	1.47x

(1)	Gross profit margin is gross profit divided by net revenue, expressed as a percentage.
(2)

We calculate EBITDA as net profit plus financial interest, net plus income tax expense plus depreciation and amortization. We calculate Adjusted EBITDA as EBITDA plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. For further information about our presentation of Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.” The following table sets forth a reconciliation of our net profit to our Adjusted EBITDA for the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
	2018	2017	2016
	(in Ps.)
	(amounts expressed in millions)
Reconciliation of EBITDA to Net Profit:
Net profit	1,950.6	3,677.8	1,286.8
(+) Financial interest, net	507.9	411.7	297.7
(+) Income tax expense	1,132.0	221.9	649.8
(+) Depreciation and amortization	2,121.4	1,742.4	1,797.6

EBITDA	5,711.9	6,053.8	4,031.9

(+) Exchange rate differences	1,241.9	124.4	209.4
(+) Other financial expenses, net	126.5	77.6	128.6
(+) Tax on debits and credits to bank accounts	254.2	304.8	277.3
(+) Gain on net monetary position	(213.7)	(342.3)	(218.4)

Adjusted EBITDA	7,120.7	6,218.3	4,428.9

(3)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue, expressed as a percentage.
(4)	Net profit margin is net profit divided by net revenue, expressed as a percentage.
(5)

We calculate net debt as borrowing less cash and banks less short-term investments. Net debt is not a measure recognized under IFRS. Our management believes that net debt provides transparent and useful information to investors and financial analysts in their review of our financial profile and performance and in the comparison of such profile to the financial profile and performance of other companies in the same industry or in other industries that have different capital structures and debt levels. The following table sets forth our calculation of net debt as of December 31, 2018, 2017 and 2016:

	As of December 31,
	2018	2017	2016
	(in Ps.)
	(amounts expressed in millions)
Net debt calculation:
Borrowings	5,962.7	6,443.1	7,994.9
(-) Cash and banks	806.7	278.7	430.9
(-) Short-term investments	2,095.2	4,416.0	1,049.2

Net debt	3,060.8	1,748.4	6,514.8

(6)

Net debt/Adjusted EBITDA ratio represents net debt as of the end of the applicable period divided by Adjusted EBITDA for the then most recently concluded fiscal year, as applicable. Net debt/Adjusted EBITDA ratio is not a measure recognized under IFRS. Our management believes that net debt/Adjusted EBITDA ratio provides transparent and useful information to investors and financial analysts in their review of our operating performance and financial profile and in the comparison of such performance to the operating performance of other companies in the same industry or in other industries that have different capital structures and debt levels. Note that Adjusted EBITDA includes equity in earnings of Yguazú Cementos presented in the line item “share of profit (loss) of associates” in our statement of profit or loss for the years ended December 31, 2016 (see Note 16 to our audited consolidated financial statements), calculated at our equity interest of 35% (prior to obtaining control), whereas net debt includes 100% of the debt from Yguazú Cementos as of December 31, 2018, December 31, 2017 and December 31, 2016.

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

After several years of moderate variations in the official nominal exchange rate, in 2012 the Argentine peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Argentine peso with respect to the U.S. dollar that exceeded 33% in 2013 and 31% in 2014, including a loss of approximately 23% in January 2014. In 2015, the Argentine peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. As of December 31, 2017, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.18.7742 per US$1.00, a devaluation of approximately 18% as compared to the official exchange rate of Ps.15.8502 per US$1.00 as of December 31, 2016. As of December 31, 2018, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.37.8083 per US$1.00, a devaluation of approximately 101% as compared to the official exchange rate of Ps.18.7742 per US$1.00 as of December 31, 2017. In the first three months of 2019, the Argentine peso depreciated approximately 14.7% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
October 2018	40.3417	36.1967	37.1202	36.1967
November 2018	38.8750	35.4883	36.4590	38.0217
December 2018	38.5700	36.8900	37.8852	37.8083
January 2019	37.9333	37.0350	37.4069	37.0350
February 2019	40.0400	37.1967	38.4086	38.9983
March 2019	43.6983	39.4450	41.3624	43.3533
April 2019 (through April 29, 2019)	45.6333	41.5617	43.1906	44.6733

(1)	Reference exchange rate published by the Central Bank.
(2)	Based on daily averages.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Argentina is an emerging economy and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic condition. In the past, instability in Argentina was caused by many different factors, including the following:

•	aggravation of a financial crisis in several countries in the region;

•	abrupt changes in the monetary and fiscal policies of countries with prominent economies due to macroeconomic conditions;

•	increase in public expenses affecting the economy and fiscal deficits;

•	inconsistent fiscal and monetary policies;

•	uncertainty with respect to the Argentine public sector’s payment capacity and the potential for obtaining international financing;

•	low levels of investment;

•	changes in governmental economic or tax policies;

•	high levels of inflation;

•	abrupt changes in currency values;

•	high interest rates;

•	wage increases and price controls;

•	exchange and capital controls;

•	political and social unrest;

•	the growing effects of labor unions;

•	the significant price drop of main commodities exported by Argentina;

•	fluctuations in Argentine Central Bank, or BCRA reserves; and

•	restrictions on exports and imports.

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

According to the revised calculation of the GDP published by the INDEC, Argentina’s real GDP decreased 2.5% in 2018, increased by 2.7% in 2017, decreased by 1.8% in 2016.

Mauricio Macri was elected in November 2015 and introduced several structural economic and policy reforms. As a result, the economy has undergone certain fiscal, monetary and currency adjustments. Due to several internal and external factors, including, but not limited to, the raising of the interest rate by the US Federal Reserve, the inability of the government to implement all required structural changes and reduce the fiscal deficit, the increasing need of international financing to finance the fiscal deficit, the increase of the government’s inflation target for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018 the peso suffered a new sharp depreciation, which, as of December 31, 2018 accumulated 101% and that fostered the inflation levels again. In order to control the crisis the government adopted a series of measures, including the execution of a financing agreement with the IMF for US$57.1 billion, and the BCRA defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate and increased the amount of Leliq (Letras de Liquidez) (BCRA peso debt instruments), which by the end of 2019 will represent about 4% of the GDP, with interest rates of more than 65%. As of the date of this annual report, these and other measures adopted by the government and the BCRA caused a deepening recession (the IMF projected a GDP decrease of 1.2% for 2019), increasing unemployment and medium and small companies’ failures, while high inflation and foreign exchange instability continues. In addition, in October 2019 there will be presidential elections, and there is a large amount of uncertainty and speculation on the re-election of Mauricio Macri or on who may result elected as his successor, that also contributes to the economic instability. All these factors contribute to increase the uncertainties on Argentina’s capacity to comply with its external debt payments from 2020, what caused a peak of the Argentine country risk to more than 1000 points in April 25, 2019, what also has an impact on the access of the public and private sector to international financing. The impact that the measures currently adopted by the government and the BCRA will have on the Argentine economy as a whole in the medium term cannot be predicted, and we cannot predict what other measures will adopt current administration or the future administration after the elections. Continuing inflation, increase of unemployment, decline in GDP, peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.

The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain.

Since taking office in December 2015, the Macri administration has announced several significant structural, economic and policy reforms. These reforms include, but are not limited to, reaching an agreement with holdout creditors of Argentina’s outstanding sovereign debt, INDEC reforms, foreign exchange currency reforms, foreign trade reforms, electricity and gas reforms, domestic capital markets reforms, corporate criminal liability law reforms, social security reforms, de-bureaucratization reforms, labor reforms and tax reforms. The most significant changes implemented as of the date of this annual report by such reforms are:

•

INDEC reforms. Following the 2015 Presidential elections, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. On January 8, 2016, based on its determination that INDEC had failed to produce reliable statistical information, particularly with respect to Consumer Price Index (Índice de Precios al Consumidor), or CPI, GDP, poverty and foreign trade data, the new administration declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016, and implemented the methodological reforms to adjust the macroeconomic statistics. In the interim, the publication of official data on prices, poverty, employment and GDP was suspended, and the INDEC released alternative CPI statistical information. After implementation of such reforms, in June 2016, INDEC resumed its CPI publications for the City of Buenos Aires and suburbs and revised GDP data for the years 2004 through 2015. Beginning in June 2017, the INDEC commenced to release a new Federal CPI measuring statistics from 39 cities within Argentina, and in March 2018, the Macri administration announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will guarantee greater statistical independence of the main macroeconomic indicators.

•

Foreign exchange reforms. The Macri administration implemented reforms to the foreign exchange controls regime, the FX Market (Mercado Único y Libre de Cambios), or the MULC. As consequence of the liberalization of the FX Market in December 2015, the peso experienced a strong devaluation against the U.S. dollar. As of the date hereof, all other FX Market restrictions have been lifted, but Argentine residents still have an obligation to comply with a reporting regime (for mere statistical purposes) pursuant to Communication “A” 6401 of the BCRA (that replaced former Communications “A” 3602 and “A” 4237 of the BCRA. However, due to the foreign exchange crisis, soaring inflation and plummeting economic activity during the first half of 2018, on November 8, 2018 the BCRA issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019. In addition, effective on October 1, 2018, the BCRA defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at Ps.34 per U.S. dollar in the lower bound and Ps.44 per U.S. dollar in the upper bound. Such rates are adjusted daily; provided that beyond the upper bound, the BCRA may sell foreign currency for a daily amount of up to US$150 million, and beyond the lower bound, the BCRA may increase the monetary base backed with the increase of the federal reserves. However, on April 16, 2019, the BCRA froze these non-intervention zones levels until December 31, 2019, and announced that until June 30, 2019 will abstain from purchasing United States Dollars below the lower bound. As of the date of this annual report, the non-intervention zones were fixed at Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. In addition, from April 15, 2019 the BCRA will offer to sell up to US$60 million on two daily auctions up to an aggregate of US$9,600 from the funds disbursed by the IMF. See “Item 3.D Key Information—Risk Factors—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Additional Information—Exchange Controls”. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is within $51,448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above $51,448, the BCRA will increase from USD 150 to USD 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirms its decision not to buy foreign currency until June 2019 if the exchange rate is below $39,755.

•

Correction of monetary imbalances: The Macri administration had adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets. The BCRA has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. The BCRA announced inflation target ranges for 2017 (12% to 17%); 2018 (8% to 12%); and 2019 (3.5% to 6.5%). However, inflation for 2017 arose to 24.8%, and for 2018, fostered by a depreciation of 103.8% of the Argentine peso to the U.S. dollar, soared to 47.6%. The official estimation of inflation for 2019 is 29%, while private sources predict an inflation of 35% for the same period. Since October 1, 2018, in addition to the creation of the foreign exchange intervention and non-intervention zones, the BCRA adopted a policy of zero currency issuance.

Therefore, the BCRA re-calculated the inflation target for 2019 and 2020 to 27.8% and 19.6%, respectively. However, the inflation for March 2019 reached a peak of 4.7% and accumulated an aggregate of 11.8% during the first semester of 2019. On April 17, 2019 the Macri administration announced a series of economic measures to control inflation, including the freezing of prices of 60 basic products for ‘at least’ six months, the commitment to avoid new tariffs increases above those already announced as of the date of this annual report and the freezing of the US Dollar intervention zones fixed as of April 16, 2019, equal to Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is within $51,448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above $51,448, the BCRA will increase from USD 150 to USD 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirms its decision not to buy foreign currency until June 2019 if the exchange rate is below $39,755.

•

Foreign trade reforms. Initially, the current Argentine government eliminated existing export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration also eliminated limitations for access to the foreign exchange market for any new transactions as of December 17, 2015 and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017 the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods. However, due to the foreign exchange crisis in the second half of 2018, in September 2018, general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. Additionally, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s kcal value or Ps.3 or Ps.4 per U.S. dollar, depending on the kind of the good. Also, in addition to the general additional export duty referred above, exports of soybean and soybean products have been subject to an export duty equal to 18%. And on December 28, 2018, a new export duty has been imposed on exports of services until December 31, 2020, levied on the lower of 12% or Ps.4 per U.S. dollar.

•

Electricity and gas reforms. The Argentine government has also declared a state of emergency with respect to the national electrical system, which was effective until December 31, 2017. Under this state of emergency, the Argentine government was permitted to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Following the tariff increases, preliminary injunctions requesting a suspension of tariff increases were filed by customers, politicians and nongovernmental organizations that defend customers’ rights, which were granted by Argentine courts. In the city and the metropolitan area of Buenos Aires, during 2017, electricity tariffs increased between 60% and 148%, and during 2018 increased on an average of 122%. The electricity tariffs increased 26%, 14% and 4% in February, March and April, 2019. The new gas tariff schedule was published on October 7, 2016 with an average increase of 200%. On October 11, 2016, the Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates. The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average). On March 10, 2017, a public hearing was held in order to discuss the increase in gas rates as of April 2017. In December, 2017, the Ministry of Energy announced new increases that varied from 39% and 47% between December, 2017 and February, 2018. During 2018, gas tariffs increased 78%, and will increase 10%, 9% and 8% in April, May and June, 2019, respectively. The Macri administration announced the freezing of new tariffs increases above those described above until December 31, 2019.

•

Domestic Capital Markets: In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the Comisión

Nacional de Valores, or CNV, to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. On May 9, 2018, the Argentine congress passed Law No. 27,440, which amended and updated the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Furthermore, the law amended certain tax provisions, including certain regulations relating to derivatives, repealed the intervention rules approved in 2013, and promotes a financial inclusion program.

•

Corporate Criminal Liability Law: On November 8, 2017, Congress passed a law setting forth corporate criminal liability for criminal offences against public administration and transnational bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees or representatives and regulating compliance programs for legal entities in certain corruption cases. According to the Law, a company may be held liable if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control. Companies found liable under this Law may be subject to various sanctions, including, among others, fines ranging from 2 to 5 times the “undue” benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, the authorities may forfeit assets obtained through these illegal actions and the courts may order that the company fully or partially suspend its activities for up to 10 years or rule that the legal entity must be terminated when its main purpose or activity was to be used for illegal actions. Furthermore, the court ruling shall be published. . The law became effective on March 1, 2018.

•

Tax Reform: Law No. 27,430 published in the Official Gazette and effective starting on December 29, 2017. The Law introduces important amendments to the Argentine tax system. Specifically, introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018. The reform did not substantially modify the tax treatment set forth in Law No. 26,893 to gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents. However, it shifted the tax liability from nonresident purchasers to nonresident sellers. Beginning January 1, 2018, when a nonresident seller sells shares or quotas in an Argentine company to a nonresident buyer, the seller must pay Argentine income tax on the capital gains through its legal representative in Argentina. In April 2018, the General Resolution No. 4,227 of the Administración Federal de Ingresos Públicos, or AFIP, established the payment mechanism for the Argentine income tax on capital gains.

•

Personal Assets Tax Law reform: Pursuant to the amendment to the personal assets tax law approved by Law No. 27,480, enacted on December 5, 2018, for fiscal year 2019 the minimum taxable amount is Ps.2 million. For taxpayers domiciled in Argentina, the tax rate would still be 0.25% if the aggregate amount of declared assets is between Ps.2 million and Ps.5 million, but it would increase to 0.5% on the excess of Ps.5 million if the declared assets are of between Ps.5 and Ps.20 million and to 0.75% on the excess of Ps.20 million if the value of informed assets is higher than Ps.20 million. For individuals and entities not domiciled in Argentina, the tax rate would be maintained at 0.25%, irrespective of the value of the taxable assets.

•

Social Security Reform: On December 28, 2017, the Social Security reform law was promulgated. The law establishes that social security benefits will be updated quarterly in the months of March, June, September and December of each year. Additionally, the Law guarantees the payment of a financial supplement until reaching a pension provision equal to 82% of the Minimum Wage to the beneficiaries of the Universal Basic Benefit who prove 30 years of effective withholdings. Furthermore, Section 252 of the Labor Contract Law is modified and establishes that as soon as the employee reaches 70 years of age, the employer may request him/her to initiate retirement proceedings, having to maintain the employment relationship until he/she obtains the benefit and for a maximum period of one year. Notwithstanding, the employee may request the pension benefit prior to the completion of 70 years of age, in the case of women as of 60 years of age and in the case of men as of 65 years of age.

•

De-bureaucratization Reform: On January 11, 2018, the Argentine government issued Decree No. 27/2018 with the aim of curbing bureaucracy and simplifying administrative proceedings. The measures adopted by the Argentine Government through the decree seek to promote the dynamic and effective functioning of public administration. In general terms, the Government pursues to eliminate “regulatory barriers” and reduce the bureaucratic burdens for the development of each of the activities whose regulations are modified. Some of the most significant changes established are (i)Administrative Simplification and Lack of Bureaucracy Process in Insurance Matters; (ii) Amendments to Anti-Money Laundering and Terrorism Financing Regulations; (iii) Re-Shapes Patent and Trademark Practice; (iv) Regulations Applicable to Foreign Exchange Agencies and (v) Use of Electronic Means and Digital Signature.

•

Negotiation with the IMF: On June 7, 2018, the Argentine government and the IMF announced the arrival of a technical agreement for the granting of a stand-by loan to Argentina for an amount of up to US$50 billion for a term of up to three years for strengthening the federal reserves and the financial and fiscal position of Argentina. The agreement was approved for the board of directors of the IMF on June 20, 2018, together with the fiscal and economic plan for Argentina and on June 21, 2018, the IMF made the first disbursement of US$15 billion. By the end of September 2018, a new agreement was announced under which the amount of the stand-by loan is increased in US$7.1 billion. Pursuant to the agreement, by the end of October 2018, the IMF made the second disbursement of $5.7 billion, by the end of December made a third disbursement of $7.6 billion and during April, 2019 made a fourth disbursement of $10.8 billion. It is expected that the IMF would make additional disbursements during 2019 for US$12 billion.

•

Fair Trade Law: On April 22, 2019, the Argentine government enacted Decree No. 274/19 that abrogates and replaces the Fair Trade Law No. 22,802. This Decree introduces a list of conducts that may be considered unfair, such as the abuse of economic dependence, the unfair obtaining of commercial conditions, the sale under costs and acts of discrimination. By contrast to Law 22,802, the new regime establishes that those conducts may be sanctioned despite the lack of dominant position and damage to the general economic interest. The sanctions for violations under the Decree include, among others, fines calculated pursuant to variable units, that as of the date of this annual report amount to up to Ps.200 million.

•

New Antitrust Law: On May 9, 2018, the Argentine Congress passed Law No. 27,442, which replaced the antitrust regulation and became effective on May 24, 2018. The New Antitrust Law created the National Competition Authority, a descentralized autarkic body within the Executive Branch, comprised of an Antitrust Tribunal (that has not yet been formally created as of the date of this annual report), the Secretariat of Instruction of Anticompetitive Behaviors, and the Secretariat of Economic Concentrations. The law incorporated significant changes in merger control and anticompetitive conduct investigation procedures, and introduced leniency for the first time in antitrust practice. Among other things, the New Antitrust Law: (i) calculates all threshold amounts, fines, etc. by reference to adjustable units (which are herein refered to their equivalent in Ps. as of the date of this annual report); (ii) increases the threshold of the economic concentrations to be reported to Ps.2,640 million; (iii) excempts from the reporting obligation economic concentrations where the aggregate of the total assets of the target and the transaction amount does not exceed Ps.528 millions, and the parties were not involved in economic concentrations in the same relevant market for an aggregate of Ps.528 millions in the prior 12 months or Ps.1,584 million in the prior 36 months; (iv) increases the amount of the fines for lack of reporting to up to 0.1% of the national consolidated volume of business or up to Ps.19,800,000, per day of delay; (v) allows third parties to object economic concentrations; and (vi) provides that the following agreements constitute anticompetitive behaviors, which are presumed to cause damage to the general economic interest and, therefore, are deemed void: agreements to (a) fix the purchase or sale price of products and/or services; (b) (x) manufacture, distribute, buy or commercialize a limited amount of goods and/or (y) provide a limited number, volume or frequency of services; (c) divide, distribute or horizontally impose areas, portions or segments of the markets, clients or supply sources; or (d) establish or coordinate submissions or abstentions in public tenders. The New Antitrust Law limits fines to (i) 30% of the consolidated business in Argentina in the last fiscal year of the perpetrator’s group; (ii) the doble of the economic benefit reported from the anticompetitive conduct; or (iii) if none of the foregoing is available, a maximum of Ps.5,280 million.

In the 2017 mid-term elections, Mr. Macri’s governing coalition obtained the largest percentage of votes. However, despite an increase in the number of coalition members in congress, the Macri administration continues to lack a majority in either chamber of the Argentine congress. Consequently, some or all of the proposed policies to the Argentine economy may not be implemented. In addition, there are presidential elections in Argentina in October 2019, and there are uncertainties on whether Macri will run for re-election or will be re-elected, or other candidate from his coalition will be elected, and the coalition majorities at both chambers of congress. Therefore, the continuation of the measures and policies adopted by the Macri administration, or the changes to be adopted by a new administration and their impact on the economy and our business, remain uncertain.

The fiscal, monetary and currency adjustments undertaken by the Macri administration subdued growth in the short-term. Immediately after most of the foreign exchange controls were lifted on December 10, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to US$1.00 on December 17, 2015. As of December 2016, the Argentine peso depreciated 22.15% and as of December 2017, the Argentine peso depreciated 18.45%. During 2018, the Argentine peso has depreciated 103.83% (with a peak of Ps.40.8967 to US$1 in September 30, 2018) accumulating a total depreciation of 284.84% since December 16, 2015 (immediately after most of the foreign exchange controls were lifted and dismantling of the multiple exchange regimes). For containing the escalade of the peso-U.S. dollar exchange rate, during 2018 the BCRA sold more than US$14 billion, reducing the BCRA reserves; and increased the peso interest rates to more than 60%, affecting the access to domestic financing. Due to the foreign exchange crisis, in 2018 the inflation soared to 47.6% with an official estimation of 29% for 2019, while private sources predict an inflation of 35% for the same period; and the economic activity is estimated to have contracted about 2.6% in 2018 and is expected to contract 1.6% in 2019.

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

In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the national government has had year-end fiscal deficits in approximately 90% of the years (47 years out of 53 years), resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit in two main ways: (i) by relying on external debt issuances, which has historically led to rapid increases in national debt levels; and (ii) by having the BCRA, produce new currency notes, which has led to high inflation periods and, in certain cases, hyperinflation.

The Macri administration took office in December 2015 and inherited a rising fiscal deficit that reached 5.2% of GDP in 2015, 5.8% of GDP in 2016, 6.0% of GDP in 2017 and 5.2% for 2018. For the incoming years, the Argentine government targets a primary fiscal deficit (defined as the difference between current government spending on goods and services and total current revenue from all types of taxes net of transfer payments) of 0% of the GDP for 2019 and a primary fiscal surplus of 1% for 2020. As opposed to Fernández de Kirchner, who financed the deficit by producing new currency, the Macri administration adopted a different financing strategy for the country’s fiscal deficit, favoring the issuance of new debt in the international debt markets. Although the Marci administration intends to reduce Argentina’s primary fiscal deficit, as of today, it is uncertain that the Macri administration will be successful in doing so because of the lack of the adoption of structural changes to reduce government’s spending, increase of inflation, reduction of government’s tax revenue deriving from the economic activity recession, and the deficit of the balance of payments, among others.

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

In the past, and particularly in the Fernández de Kirchner administration, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products by means of price support arrangements between the government and the private sector. These programs, however, did not address the structural causes for Argentina’s inflation and, consequently, failed to reduce inflation. Again, more recently, in April 2019, the Macri administration adopted similar programs, as further described below

Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. Given INDEC’s recent institutional and methodological reforms, controversy has arisen regarding the reliability of the information that it produced since 2007, including inflation estimates. On January 7, 2016, the Macri administration declared a state of administrative emergency with respect to the national statistical system and INDEC, which lasted until December 31, 2016. Since the declaration of the state of emergency, the INDEC ceased publishing certain statistical data and resumed publication of the CPI on June 16, 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 40.9% at the end of fiscal year 2016, an annual rate of 24.8% at the end of fiscal year 2017, and an annual rate of 47.6% at the end of fiscal year 2018. In the first three month of 2019, the accumulated inflation in Argentina was 11.8%.

In 2016, the government reported a primary fiscal deficit of 4.6% of GDP in 2017 reported a primary fiscal deficit of 3.9% of GDP, and in 2018 reported a primary fiscal deficit of 2.4%. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to grow at a rate higher than revenues. For example, public expenditures grew due to social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies provided to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect inflation rates and the government’s ability to access the long-term financial markets, which could, in turn, result in limited access to such markets by Argentine companies.

Due to several internal and external factors, including, but not limited to, the raising of the interest rate by the US Federal Reserve, the inability of the government to implement all required structural changes to reduce the fiscal deficit, the increasing need of international financing to finance the fiscal deficit, the increase of the government’s inflation target for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018 the peso suffered a new sharp depreciation, which, as of December 31, 2018 accumulated 103.83% and that fostered the inflation levels again to 47.6% in 2018, with an official estimation of 29% for 2019, while private sources predict an inflation of 35% for the same period. However, in March 2019, the inflation reached a peak of 4.7%, and accumulated an aggregate of 11.8% during the first semester of 2019. On April 17, 2019 the Macri administration announced a series of economic measures to control inflation, including the freezing of prices of 60 basic products for ‘at least’ six months, the commitment to avoid tariffs increases above those already announced during 2019 and the freezing of the US Dollar intervention zones fixed as of April 16, 2019, equal to Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is within $51,448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above $51,448, the BCRA will increase from USD 150 to USD 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirms its decision not to buy foreign currency until June 2019 if the exchange rate is below $39,755.

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

As of July 1, 2018, the Argentine peso qualifies as a currency of a hyperinflationary economy under IAS 29, and we are required to apply inflationary adjustments to our financial statements for the periods ending on and after December 31, 2018.

IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an absolute rate at which hyperinflation is deemed to arise, but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standard as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Similarly, Argentine Generally Accepted Accounting Principles (“Argentine GAAP”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”)) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation. The Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas), after finding the presence of the qualitative requirements of Argentine GAAP for the adjustment, stated that the adjustment should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018; provided that for all financial statements ending between July 1, 2018 and September 30, 2018, the adjustment is optional.

Adjustments to reflect inflation, such as those required by IAS 29 and TR 17, were prohibited by law No. 23,928 (the “Law 23,928”). Additionally, Decree No. 664/03, issued by the Argentine government (the “Decree”), instructed regulatory authorities, such as the CNV, to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. According to the foregoing, on December 26, 2018, the CNV amended its rules to adopt the adjustments to reflect inflation under IAS 29 for the periods ending on and after December 31, 2018, and on February 4, 2019, extended the term for the filing of the interim unaudited financial statements ended on December 31, 2018 until March 6, 2019. For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the Wholesale Price Index for the CPI, and modified the standards for triggering the tax indexation procedure. During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29 and TR 17. To the extent that the CPI increased by 47.6% in 2018 (below the statutory threshold for this year), the tax indexation procedure was not triggered for 2018.

As a result, beginning with the period ending on December 31, 2018, we and our Argentine subsidiaries prepare financial statements in compliance with IFRS or Argentine GAAP, adopting IAS 29 and TR 17 for regulatory purposes in Argentina. However, our and our Argentine subsidiaries’ interim financial statements as of September 30, 2018 were prepared, for regulatory purposes, to comply with IFRS or Argentina GAAP without adopting IAS 29 or TR 17, and will differ from our and our Argentine subsidiaries’ financial statements prepared in connection with IFRS or Argentine GAAP adopting IAS 29 and TR 17.

We cannot predict the full future impact that the application of IAS 29 and TR 17 and the eventual application of the tax indexation procedure and related adjustments will have on our and our Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfers of funds abroad.

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

After several years of moderate variations in the nominal exchange rate, the peso depreciated 32.6% and 31.2% in 2013 and 2014, respectively, with respect to the U.S. dollar. In 2015, the peso lost 51.3% of its value with respect to the U.S. dollar, including a 10.1% devaluation from January 1, 2015 to September 30, 2015 and a 38.1% devaluation during the last quarter of the year ended December 31, 2015. This devaluation occurred mainly in the period after December 16, 2015 and before fiscal year end, which was when the Macri administration eliminated exchange controls imposed by the prior administration. In 2016, the peso lost 22.15% of its value with respect to the U.S. dollar and in 2017, the peso lost approximately 18.45% of its value with respect to the U.S. dollar.

Due to several factors, including but not limited to the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018 the Argentine peso suffered a new sharp depreciation, which accumulated 103.83% in 2018.

On September 28, 2018, the U.S. dollar exchange rate reached a peak of Ps.40.8967 per U.S. dollar. Effective October 1, 2018, the BCRA defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at Ps.34 per U.S. dollar in the lower bound and Ps.44 per U.S. dollar in the upper bound. Such rates are adjusted daily, provided that if the exchange rate is beyond the upper bound, the BCRA may sell foreign currency for a daily amount of up to US$150 million, and beyond the lower bound, the BCRA may increase the monetary base backed with the increase of the Argentine federal reserves. As of the date of this annual report, the exchange rate was equal to Ps.44.6733 per U.S. dollar (accumulating a devaluation of 18% since January 1, 2019), while the non-intervention zones were fixed at Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. However, on April 16, 2019, the BCRA froze these non-intervention zones levels until December 31, 2019, and announced that until June 30, 2019 will abstain from purchasing United States Dollars below the lower bound. As of the date of this annual report, the non-intervention zones were fixed at Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. In addition, from April 15, 2019 the BCRA will offer to sell up to US$60 million on two daily auctions up to an aggregate of US$9,600 from the funds disbursed by the IMF. See “Item 3.D Key Information—Risk Factors—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Additional Information—Exchange Controls”. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is within $51,448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above $51,448, the BCRA will increase from USD 150 to USD 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirms its decision not to buy foreign currency until June 2019 if the exchange rate is below $39,755. During the first quarter of 2019 the Argetine peso depreciated approximately 14.5% against the U.S. dollar.

The measures adopted by the government to control the depreciation caused a deepening recession, increasing unemployment and medium and small companies’ failures, while high inflation and foreign exchange instability continues. In addition, the publication during 2018 of a description of the alleged bribes paid by Argentine businessmen to the Kirchner administration (known as the notebooks or graft scandal (“Escándalo de los Cuadernos”)), in connection with the adjudication of the public works by the Argentine government during the Kirchner administration has also contributed to the deepening of the recession, affecting (i) the access of the private and public sector to finance, and (ii) the new adjudication of public works, and the performance of the public works already adjudicated, which have been suspended or reduced to a large extent.

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

Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. In June 2017, the Ministry of Labor raised the minimum salary to Ps.10,000, effective in three tranches: Ps.8,860 as of July 2017, Ps.9,500 as of January 2018, Ps.10,000 as of July 2018, Ps. 10,700 as of September 2018 and Ps. 11,300 as of December 2018. The Argentine government has also approved additional increases of the minimum salary to Ps.11,900 as of March 2019 and to Ps.12,500 as of June 2019. Due to high levels of inflation, both public and private sector employers are experiencing significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 33.0% and 27.3% in registered private sector salaries in 2016 and 2017, respectively, and of 30.4% in 2018. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security. However, recently, commercial pilots’ of Aerolíneas Argentinas S.A. (the state-owned airline) obtained a salary increase of 40.5%, and workers in the oil industry obtained a salary increase of 25.0% and have demanded additional increases. In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of Ps.5,000 to all workers in the private sector, payable in two installments in December 2018 and February 2019. This bonus and similar salary increases and additional payments could also have an effect on inflation, and, if, as a result of such measures salaries exceed local inflation and/or devaluation of the Argentine peso, whatever is higher, this could have a material and adverse effect on our costs and business, results of operations and financial condition. High inflation rates could continue to increase demand for wage increases. In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us. Such added costs could adversely affect our business, financial condition and result of operations.

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

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls. During 2013, 2014 and 2015, the government implemented price controls on certain goods and services to curb inflation. Starting in December 2015, the Macri administration has maintained certain price controls for necessary goods, such as foods, cleaning products and toiletries. According to the revised calculation of the GDP published by the INDEC, Argentina’s real GDP decreased by 2.1% in 2016 and increased by 2.7% in 2017. However, due to the foreign exchange crisis suffered during the first semester of 2018, and the measures adopted by the Argentine government to control such crisis, according to the INDEC, Argentina’s real GDP decreased by 2.5% in 2018, while the IMF projected a total decrease of GDP 1,2% for 2019.

More recently, on April 17, 2019 the Macri administration announced a series of economic measures to control inflation and foster consumption, including the freezing of prices of 60 basic products for ‘at least’ six months, the commitment to avoid tariffs increases above those already announced during 2019, the freezing of the US Dollar intervention zones fixed as of April 16, 2019, equal to Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is within $51,448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above $51,448, the BCRA will increase from USD 150 to USD 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirms its decision not to buy foreign currency until June 2019 if the exchange rate is below $39,755.

Despite the measures adopted, we cannot assure you that the Macri administration will successfully control inflation.

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

From 2011 and until President Macri assumed office, the Argentine government increased controls on the sale of foreign currencies and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the MULC by individuals and private-sector entities. In addition, during the last few years under the Fernández de Kirchner administration, the BCRA exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the unofficial peso to U.S. dollar exchange rate in such market differed substantially from the official peso to U.S. dollar exchange rate. See “Item 10.D Additional Information—Exchange Controls.”

In the past, the Argentine government also imposed informal restrictions, such as limitations on the ability of certain local companies and individuals to purchase foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened during 2012 through 2014 and the end of 2015. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the BCRA before executing any specific foreign exchange transaction.

Additionally, the level of international reserves deposited with the BCRA significantly decreased from US$47.4 billion (Ps.723.5 billion) as of November 1, 2011 to US$25.6 billion (Ps.332.9 billion) as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the MULC and to provide access to such markets to private sector companies such as us. The Macri administration announced a program intended to increase the level of international reserves deposited with the BCRA through the execution of certain agreements with several Argentine and foreign entities. Because of the measures taken the level of international reserves increased by US$12.7 billion to US$38.3 billion as of December 31, 2016 and by US$16.3 billion to US$55.1 billion as of December 31, 2017. As a consequence of the disbursements of the IMF under the technical agreement entered in 2018, as of December 31, 2018 the level of international reserves increased to US$65.7 billion. Despite these measures, the level of international reserves deposited with the BCRA could be reduced in the future, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

Since assuming office, the Macri administration gradually implemented a series of reforms related to the foreign exchange restrictions, including certain currency controls, which had been imposed under the Fernández de Kirchner administration, in order to provide greater flexibility and access to the MULC. On August 8, 2016 the BCRA issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the MULC. Effective as of July 1, 2017, pursuant to Communication “A” 6244, all regulations that restricted access to the MULC were repealed, leaving in place only the obligation to comply with a reporting regime and the transfer and sell in the MULC of the proceeds of the export of goods. Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created, pursuant to which the “Survey on the issuance of foreign notes and liabilities by the financial and private non-financial sector,” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. All Argentine residents must comply with the reporting regime. Finally, pursuant to Communication “A” 6363 of the BCRA, dated November 10, 2017, the obligation to transfer and sell in the MULC the proceeds of the export of goods was also lifted. Due to the foreign exchange crisis during the first half of 2018, on November 8, 2018 the Central Bank issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019.

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

•

Additionally, foreign shareholders of several Argentine companies, including those of our controlling shareholder, have filed claims before the International Center for Settlement of Investment Disputes or the ICSID alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims.

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

In 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers access to the foreign exchange market for the payment of such imported products and services. In 2012, the European Union, the United States of America and Japan filed claims with the World Trade Organization, or the WTO, against certain import-related requirements maintained by Argentina. On December 22, 2015, through Resolution No. 3,823, the AFIP removed the import authorization system in place since 2012 denominated Affidavit Advance Import and replaced it with the new Comprehensive Import Monitoring System. Among other changes, local authorities must now reply to any request for approval within a ten-day period from the date in which the request is filed.

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

According to INDEC, Argentina has a structural current account deficit that reached US$2.3 billion by the end of 2018, and reached US$30.8 billion in 2017, US$14.7 billion in 2016 and US$17.6 billion in 2015, representing 4.8%, 2.7% and 2.8% of GDP, respectively. The account deficit between 2015 and 2017 originates in the stagnation of exports of goods, which have only increased by 1.4%, taking into account the compounded average growth rate, CAGR, between 2015 and 2017; in contrast, imports of goods have been increasing at a much faster speed, reaching a CAGR of 5.8% in the same period.

The current account deficit was financed in recent years with external debt issuances in the international debt markets by the Macri administration. According to BCRA statistics, net external debt issued and/or incurred by Argentina consisted of approximately US$28.3 billion, US$26.6 billion and US$25.5 billion in 2018, 2017 and 2016, respectively. In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets. This has contributed to offset the current account deficit and has allowed the BCRA to accumulate international reserves of US$10.7, US$16.3 billion and US$12.7 billion in 2018, 2017 and 2016, respectively.

Because foreign direct investment remains stagnant in Argentina, amounting to only US$3.2 billion, US$2.3 billion, US$2.5 billion and US$1.3 billion in 2018, 2017, 2016 and 2015, respectively, it may become impossible for Argentina and its provinces to meet their debts obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the argentine peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest.

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

During recent years, the federal government has exercised substantial control over the Argentine economy. The two administrations of President Fernández de Kirchner, who governed from 2007 through December 9, 2015, increased state intervention in the Argentine economy, including through expropriation and nationalization measures, price controls and pervasive exchange controls.

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

Since assuming office on December 10, 2015, President Macri has announced and has adopted several economic and policy reforms. As of the date of this annual report, the impact that these and any future measures taken by the current administration will have on the Argentine economy as a whole cannot be predicted.

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

The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis, including the impeachment of Brazil’s former president, Ms. Dilma Rousseff, the corruption allegations against Brazil’s former president, Mr. Michel Temer and the imprisonment of former president Mr. Luiz Inácio da Silva. The Brazilian economy contracted by 6.4% between 2014 and 2016, mainly due to a 7.4% decrease in household consumption and a 22.8% decrease in gross fixed capital formation. In 2017, the economy recovered at a very slow pace, as GDP increased by 1.9% and in 2018 the economy further expanded by 1.1%. In January 1, 2019, Jair Bolsonaro was elected as the 38th President of Brasil.    A further deterioration of economic conditions in Brazil may reduce demand for Argentine exports and create advantages for Brazilian imports. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.

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

In July 2018, Andrés Manuel López Obrador was elected president of Mexico and assumed office on December 1, 2018, and in October 2018, Jair Bolsonaro was elected president of Brazil and assumed office on January 1, 2019. We cannot predict the changes that these new administrations may bring and the impact of such changes on the Argentine economy or our business and results of operations.

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

The Argentine may be subject to instability, which may affect our operations.

The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. However, in more recent years, the Argentine banking system has shown a recovery in credit activity, driven by increases in loans and deposits. However, most of the deposit growth is in short-term deposits and the sources of medium- and long-term funding for financial institutions are currently limited. As of December 2018, deposits in pesos to the private sector increased 42.4% over the prior year and loans in pesos to the private sector increased 19.0%. In particular, mortgage loans experienced a high growth rate in 2017, rising at an annual rate of 106% year over year and 71.5% in 2018; also expanding rapidly were consumer loans, which increased 60% year over year, according to BCRA. The average interest rate for fixed-term deposits of more than Ps.1,000,000 with maturities between 30 and 35 days paid by private banks in Argentina, as published by the BCRA, averaged 20.64% during 2017 and 48.8% in 2018. Despite improvements in stability, we cannot be certain that another banking system crisis will not occur in the future.

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

Current investigations with respect to the involvement of politicians and several construction companies in the so-called Notebooks Investigation (Escándalo de los Cuadernos), may have a material adverse effect on construction activity and on the trading price of our ordinary shares and ADSs.

As of the date of this annual report, the Office of the Argentine Federal Prosecutor is conducting several investigations, which are ongoing, into allegations of money laundering and bribery of public officials. The largest of these investigations relates to Los Cuadernos de las Coimas, or the Notebooks Investigation. This investigation relates to notebooks kept by a driver who worked for public officials during the Kirchner Administration. The notebooks allegedly document a widespread corruption scheme involving illegal cash payments by businessmen to government officials in order to win government contracts.

As a result of these investigations, several businessmen (including construction company executives) and former public officials have been detained and prosecuted, including the former president of Argentina, Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association.

The Notebooks Investigation and other subsequent investigations may affect: (i) the access of construction companies to local and international financing; and (ii) awards of public works contracts to several construction companies. We cannot predict what impact these investigations might have or what other measures may be adopted by the courts, the current administration or any future administration, each of which could adversely affect our business, financial condition and the results of our operations.

Risks Relating to Our Indirect Controlling Shareholder

Adverse events affecting affiliates of our indirect controlling shareholder, Mover Participações S.A., including with respect to the involvement by a subsidiary of Mover Participações S.A. in the so-called Operation Car Wash investigation in Brazil (Operação Lava Jato), may have a material adverse effect on our reputation and on the trading price of our ordinary shares and ADSs.

Construções e Comércio Camargo Corrêa S.A., or CCCC, a construction and engineering subsidiary of Mover Participações S.A. (formerly named Camargo Corrêa S.A.) and certain of its former senior management and employees have been the subjects of a Brazilian Federal Police investigation referred to as Operation Car Wash, which is an investigation into widespread allegations of corruption, including the Brazilian federal government controlled national oil company Petróleo Brasileiro S.A.—Petrobras, where certain of its employees accepted bribes from a number of construction companies, including CCCC.

In connection with the Operation Car Wash investigation and comprehensive internal investigations undertaken by CCCC with the assistance of external experts, CCCC and certain of its former senior management and employees entered into leniency and plea bargain agreements with the Brazilian authorities pursuant to which they admitted to violations of Brazilian antitrust and anti-corruption laws and agreed to pay compensation totaling more than 800 million Brazilian reais, which included fines and other indemnification, and committed to continue to cooperate with Brazilian authorities. In addition, CCCC continues to conduct internal investigations on an ongoing basis regarding its anti-corruption compliance.

The news of Operation Car Wash also had repercussions in other Latin America countries where CCCC operates besides Brazil, including Peru, Argentina and Venezuela. According to certain media reports, government investigations are underway in those countries for alleged acts of corruption involving Brazilian construction companies. CCCC’s management has conducted internal investigations with the help of external experts and to-date has not identified evidence of any wrongdoing performed by CCCC in these countries.

Any additional violations of anti-corruption and/or antitrust laws involving CCCC may result in additional fines and/or indemnification obligations. In addition, any additional adverse events or developments could have a material adverse impact on CCCC and the Mover group, which may subject us to reputational damage and could materially adversely affect the trading price of our ordinary shares and ADSs. Moreover, although we have been informed by Mover Participações and its counsels that CCCC should be solely liable for any violations by CCCC of antitrust and/or anti-corruption laws, no assurances can be given that affiliates of CCCC will not also be found to be liable for any such violations of law.

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

We also face the possibility of competition in Argentina from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

We face competition in our cement business in Paraguay by Industria Nacional de Cementos, or INC, a Paraguayan state-owned company, which is the largest producer and supplier and the historical market leader in the cement business in Paraguay, with a market share of 47%. We are the second largest producer of cement in Paraguay with a market share of approximately 44%. We may also face additional competition in Paraguay either from imports or from incremental local production capacity.

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

Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions. According to the Argentine government budget law, the allocated infrastructure spending for 2019 was Ps.4,073 million.

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

We use certain raw materials in the production of cement, such as slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. In 2017, for our main operation in Argentina, our cost of raw materials supplied by third parties as a percentage of our cement production variable costs was 16% and in 2018, was 14%. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Energy accounts for a significant portion of our total cement production variable costs, so higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.

We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2018, in Argentina, thermal energy cost and electricity cost represented approximately 30% and 22% of our total cement production variable costs, respectively, and in 2017, thermal energy cost and electricity cost represented approximately 28% and 19% of our total cement production variable costs, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies.

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

In addition, the 2001 economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In an attempt to address this situation, in January 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina. This measure is currently in an early stage of implementation and as of the date of this annual report we cannot predict what effect such measure will have on the sector. Consequently, electricity generators may still not be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies from experiencing continued growth in their businesses and could lead to failures to provide electricity to customers; and we may not have access to the gas necessary to maintain our cement production processes.

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

The import of the capital goods and machinery to expand our production capacity are exempted from import duties under the Mining Investment Regime pursuant to Law 24, 196 and the Large Investment Projects Regime set forth by Resolution No. 256/2000 of the former Ministry of Economy. The loss of those benefits could significantly increase the project costs.

Our financial condition and results of operations may be adversely affected if:

•	we are not able to complete any construction or expansion project on time or within budget;

•	our new or expanded facilities do not operate at their designed capacity or cost more to construct, expand or operate than we anticipated; and

•	we are unable to sell our additional production at attractive prices.

Governmental agencies or other authorities may adopt new laws or regulations that are more stringent than existing laws or regulations or may seek to more stringently interpret or enforce existing laws and regulations that would require us to expend additional funds on environmental or other regulatory compliance or delay or limit our ability to operate as we intend. In addition, these actions could increase the costs associated with the renewal of our existing licenses and permits or the cost of seeking new licenses or permits. We may also loss import duties’ benefits in connection with our expansion plan. We cannot assure you that these additional costs will not be material or that our existing permits will be renewed.

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. In the past, we have been subject to antitrust and tax proceedings or investigations including by the Argentine Antitrust Commission, or the CNDC (see “Item 8. Financial Information—Legal Proceedings—Antitrust Proceedings”). While we contest these matters vigorously and make insurance claims when appropriate, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business, financial condition and results of operations in the event of an unfavorable ruling.

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

On March 8, 2018, Ferrosur Roca duly filed before the Ministry of Transport a request for an extension of the term of validity of the concession for ten more years. On March 20, 2019, the Ministry answered to Ferrosur Roca informing that the renegotiation of the concession agreement would be in charge of the Special Commission created by the Decree 1027/2018 and that such process will include the analysis of the extension of the term of the concession until a maximum term of 10 years in order to enable the implementation of the open access scheme (as explained below).

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

In addition, Railroads Law No. 27,132 (passed in April in 2015), inter alia, established that the Federal Executive Branch must adopt all necessary measures to recover the administration of railways infrastructure, provides for open access for the Freight Railroad Transportation system and empowers the Ministry of Transport to terminate and to renegotiate the railways concession contracts.

On November 2018, Decree No. 1027/2018 was enacted. Decree 1027/2018 regulates several provisions of Law 27,132. One the one hand, it establishes that that the renegotiation processes of the current railways concession contracts may allow for an extension of their terms for up to ten years and, inter alia, regulate the investments to be made by the concessionaires. On the other hand, Decree 1027/2018 establishes that the open-access scheme will be fully implemented once all the current railways concession agreements have expired, including, if it were the case, the term of their extension.

The full implementation of the open access scheme entails the re-assumption by the Government of the administration of the railways infrastructure and, once in place, would be a significant change in the Argentine railway system. This regulatory change may benefit those sectors which are interested in operating railways in Argentina, as well as those that wish to transport commodities and other products through them.

In light of the provisions of Ferrosur’s concession contract and the applicable legislation, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to their stated terms in the future. Any such action by the Argentine authorities would have a material adverse effect on our business, financial condition and results of operations.

Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.

Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the fourth-year period ended December 31, 2018. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers.

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

Our operations are to a certain extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on outage time. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyberattacks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies and conduct training for our employees, to enhance our ability to prevent and respond to such risks. Although we take actions to secure our systems and electronic information and also have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient.

As of December 31, 2018, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2018, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations

Risks Relating to Our Ordinary Shares and the ADSs

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2018, the ten largest Argentine companies in terms of market capitalization represented approximately 59% of the aggregate market capitalization of the Mercado de Valores de Buenos Aires S.A., or MERVAL, the predecessor market of BYMA. Accordingly, although you are entitled to withdraw the shares underlying the ADSs from the ADR facility, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Additional Information—Exchange Controls.”

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

Furthermore, during the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

The Argentine government could reinstate or impose new restrictive measures in the future. In such case, the depositary for the ADSs may be prevented from converting pesos it receives in Argentina into U.S. dollars for the account of the ADS holders. If this conversion is not practicable, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in pesos in Argentina may be subject to restrictions.

Your voting rights with respect to the shares are limited.

Holders may exercise voting rights with respect to the shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying shares,. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter and subject to legal limitations, provide to each ADS holder upon the terms of the deposit agreement:

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

Except as described in this annual report, holders will not be able to exercise voting rights attaching to the ADSs.

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

Under the Argentine General Companies Law, if we issue new shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of shares to maintain their existing ownership percentage, which is known as preemptive rights. However, pursuant to the Capital Markets Law, our shareholders will not be entitled to the right to subscribe for the unsubscribed shares at the end of a preemptive rights offering, known as accretion rights. We may not be able to offer our ordinary shares to holders of ADSs residing in the U.S., or U.S. holders, pursuant to preemptive rights granted to holders of our ordinary shares in connection with any future issuance of our ordinary shares unless a registration statement under the Securities Act is effective with respect to these shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our ordinary shares, and we cannot assure you that we will file or maintain any such registration statement. If we do not file and maintain a registration statement and there is no exemption from registration, the depositary for our ADSs, may attempt to sell the preemptive rights and provide holders of our ADSs with their pro rata share of the net proceeds from any such sale. However, these preemptive rights may expire if the depositary does not sell them on a timely basis, and holders of ADSs will not receive any benefit from such preemptive rights. Even if a registration statement were effective, we may decide to not extend any preemptive or subscription rights to U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of our ordinary shares and holders of ADSs. Furthermore, the equity interest of holders of shares or ADSs located in the United States may suffer dilution of their interest in us upon future capital increases.

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

We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. As a “controlled company,” we are eligible to, and, in the event we no longer qualify as a “foreign private issuer,” we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation and a nominating/corporate governance committee consisting entirely of independent directors. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements and our status as a “foreign private issuer” and a “controlled company” may adversely affect the trading price for our ADSs. For more information, see “Item 16G. Corporate Governance.”

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

Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of completion of the offering on October 31, 2017. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the offering on

October 31, 2017; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, with at least US$700 million of equity securities held by non-affiliates. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

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

Loma Negra Compañía Industrial Argentina Sociedad Anónima, is a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina. Its principal executive offices is located at Boulevard Cecilia Grierson, 4th Floor, Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires, Argentina, and the telephone number of the office is 54-11-4319-3048.

The Company was founded in 1926 and its date of expiration is July 3, 2116 and pursuant to section 4 of its bylaws, its corporate purpose includes engaging in commercial, industrial, real estate and financial activities. It is also authorized to carry out business in the mining and construction industries, and to be operator of transportation and public services.

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

We are the leading cement producer in Argentina. We believe that an economic recovery of Argentina represents an attractive opportunities. Cement consumption is highly correlated to economic activity and we expect demand for cement to grow significantly within the next five years in Argentina. After two decades of capital scarcity across the industry, installed cement production capacity in the country is reaching its limit and we believe that Argentina will soon face a structural cement supply deficit. In 2018, cement consumption in Argentina decreased 2.6%, according to AFCP.

We produce and distribute cement, masonry cement, aggregates, concrete and lime to wholesale distributors, concrete producers and industrial customers, among others. We held a market share of 44% in terms of sales volume in Argentina for the year ended December 31, 2018, according to management estimates.

Over our 90-year history we have built Argentina’s sole pan national, vertically-integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2018, our annual installed clinker and cement production capacities amounted to 5.2 million tons and 9.1 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for more than 100 years, based on our 2018 cement production levels.

We also own 51% of an integrated cement production plant in Paraguay, another key growth market in South America, through our subsidiary Yguazú Cementos S.A. We are one of two leading cement producers in Paraguay where we held a 44% market share in terms of sales volume for the year ended December 31, 2018, according to management estimates, with annual installed clinker and cement production capacities amounted to 0.3 million tons and 0.8 million tons, respectively.

For the year ended December 31, 2018 and the year ended December 31, 2017, we had net revenue of Ps.26,807 million and Ps.24,839 million, respectively, and net profit of Ps.1,951 million and Ps.3,678 million, respectively. For the year ended December 31, 2018 and the year ended December 31, 2017, we also had Adjusted EBITDA of Ps.7,121 million and Ps.6,218 million, respectively, and our Adjusted EBITDA margin and net profit margin amounted to 26.6% and 25.0% and to 7.3% and 14.8%, respectively, in the same periods. Our net debt as of December 31, 2018 and December 31, 2017 was Ps.3,061 million and Ps.1,748 million, respectively.

Our Competitive Strengths

We believe the following competitive strengths consistently differentiate us from our competitors and contribute to our continued success:

Market leader in Argentina, uniquely positioned to capture increasing demand for cement

As the leading market player, we believe we are the best-positioned company to benefit from the increase in cement consumption in Argentina. We are the leading cement producer in Argentina as measured by our 44% market share in cement sales volume for the year ended December 31, 2018, according to the AFCP. We hold a 50% market share in the Buenos Aires region, a region with the highest concentration of GDP and population in Argentina, and that in 2018 was the area with greatest local demand and responsible for approximately 42% of the country’s cement consumption.

We believe that our nationwide presence, production and distribution capabilities, our extensive limestone reserves as well as our recognized brand provide us with a competitive advantage to benefit from the a growth scenario dynamics in our markets in the near and medium term.

In addition, our limestone reserves are strategically located close to key markets and any new entrant would find it difficult to secure the sourcing of raw material in our main markets. As production capacity continues to exceed depressed demand in other parts of the world, we may in the future face the possibility of competition from the entry into our market of imported clinker or cement. However, we believe that cement companies in Argentina are relatively protected from imports since imported clinker or cement may have an incremental costs of inland logistics among others.

We are also the second largest cement producer in Paraguay as measured by our estimated market share of approximately 44% of total sales volumes in Paraguay for the year ended December 31, 2018. We believe that, from a lower base, the Paraguayan market will benefit from similar trends with potentially higher economic growth than in Argentina and that we are well positioned to take advantage of this growth opportunity.

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

Loma Negra is our principal brand under which we sell branded bagged cement. As a result of being one of Argentina’s cement pioneers and because of our superior mix of quality, consistency and broad product offering, we believe that we are one of Argentina’s preferred choice of cement and that our clients view Loma Negra as synonymous with “cement” The same applies to Lomax, our concrete brand. In Paraguay we sell cement through the Yguazú Cementos brand.

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

We sell our products to wholesale distributors, concrete producers as well as industrial customers. Over the years, we have thoughtfully built a network of small- and medium-sized clients distributors throughout Argentina, on which we rely for almost two thirds of our sales, and which we cultivate through a wide range of client relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality.

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

We own extensive limestone quarries that are strategically located adjacent, or in close proximity, to our integrated plants, reducing the need to transport limestone over large distances and decreasing our operating costs. We estimate that as of December 31, 2018, our quarries contain approximately 388 million tons of proven limestone reserves and approximately 432 million tons of probable limestone reserves, based on estimates that assume certain factors that are beyond our control. From the open-pit quarries we operate we can extract limestone efficiently, due to the general proximity of our limestone reserves to the surface and the overall high quality of the limestone in the mines. We believe our strategically located limestone quarries and reserves represent a significant competitive advantage relative to our competitors and potential new market entrants, whom we expect would face difficulties when it comes to not only securing new commercially viable limestone reserves, but also the licenses and permits that would be necessary to operate these quarries.

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

Our freight railway network, with approximately 3,100 km of railroads in four provinces of Argentina, links five of our production facilities (Olavarría, Barker, Ramallo, Zapala and L’Amalí) with our LomaSer, Solá and Bullrich distribution centers that are located near major consumption centers, such as the Greater Buenos Aires metropolitan area. We believe that the connection of our plants and distribution centers located close to the major cement consumption centers allows us to significantly reduce freight cost, optimize time to market and further improve our competitive position. Our Ferrosur Roca concession expires in 2023 and we duly filed a request to extend it with the Argentine government for an additional term of 10 years; additionally, on November 2018, Law 27,132’s regulation was published in the Offical Gazette. It principally established that Freight Railroad Transportation’s system will have an open-access scheme and conferred to the Ministry of Transport the authority to renegotiate the concession contracts. Furthermore, the Ministry of Transport issued the Resolution No. 1112 through which it appointed a Renegotiation Committee. Notwithstanding, the Argentine federal government may issue changes to the current regulatory framework which could affect the terms of our concession.

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

InterCement Management System. We benefit from our integration into the InterCement Group, one of the largest international cement producers, that as of the date of this report, has presence in Latin America and Africa, 35 cement production facilities and more than 38 million tons of annual installed cement production capacity. As part of the benefits from being part of the InterCement Group, we use the IMS management model, which helps us improve results at both strategic and operational levels across all of our business units. Under the IMS model, we endeavor to increase sales, reduce costs, provide innovative solutions, improve processes, and monitor goals.

Performance Programs. We believe that our operations are very efficient, as compared with other companies using similar technology. We have developed performance operational programs, or Performance Programs, focused on generating consistent operating cost reduction practices, ability to respond in a timely manner to market changes and high operating standards, which have driven our ability to maintain our profitability levels even under challenging market conditions. These efforts have allowed us to improve some of our key performance indicators in a sustainable way, for instance by increasing the efficiency of our kilns and mills, reducing our clinker ratio from 72% to 71% and decreasing our thermal power consumption from 640 kcal/kg to 615 kcal/kg, both between 2014 and 2018. Additionally, the large scale of our operations provides us with competitive advantages, notably cost-efficiencies and integrated logistics.

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

We believe that our approach to thermal and electrical energy management also distinguishes our operations. Given the energy-intensive nature of our industry, the efficient consumption of energy is an important competitive advantage. We try to maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as natural gas and petcoke. In addition to using the energy-efficient dry production process in all of our cement facilities, we have programs in place to reduce the consumption and cost of fuel in the plants in which we operate. In 2016, we signed a 20-year contract with Genneia S.A. to enhance the use of green energy in a cost-efficient manner and ensure compliance with the obligation to use renewable energy sources for industrial users commencing in 2018. In 2016, we signed a 20-year contract with Genneia S.A., and in 2018 we signed a 20 year contract with ALUAR Aluminio Argentino S.A.I.C. to enhance the use of green energy in a cost efficient manner. With these contracts, we not only complied with the obligations imposed by Laws Nos. 26,190 and 27,191, and related regulations limits but also surpassed them. See “Item 5.F Operating and Financial Review and Prospects—Supply Contracts.”

Co-Processing. Most of our facilities are designed to use multiple sources of thermal energy and we are focused on increasing alternative energy sources in order to maximize operational efficiency and reinforce our commitment to sustainability. We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. See “Energy Sources”.

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

Argentina. Since 2005 through December 31, 2018, our cement sales volume in Argentina has grown consistently, from 3.3 million tons in 2005 to 5.2 million tons in 2018, resulting in a compounded annual growth rate of 3.6%, while maintaining attractive margins and cash flow generation. We achieved this result over a period that included years of adverse macroeconomic conditions. We believe our business has great operating leverage and will outperform other businesses during the expected recovery of the Argentine economy.

Paraguay. Our execution and management capabilities, together with our systematic investments jointly drove a significant ramp-up of our operations in Paraguay, leading to a compounded annual growth rate for cement sales volume in Paraguay of 20.0% from 2011, when we began the construction of our Yguazú cement plant, through 2018. We believe our experience in Paraguay shows our ability to identify market opportunities, build new cement production facilities and make them fully operational and profitable in a short period of time.

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

Our Strategy

Our goal is to balance growth and profitably while leveraging our leadership position, and enhancing our efficiencies. The key elements of our business are outlined below:

Leverage our market position to capture the expected increase in demand for cement in Argentina

We intend to take advantage of our differentiated market position in Argentina and further improve our market position to consistently capture the increasing cement demand anticipated as a consequence of an expected recovery of the Argentine economy. In effect, as the leader in the Buenos Aires region, we are participating in most of the major construction and infrastructure public projects that have commenced in 2017 in the Province of Buenos Aires, supplying their respective cement and concrete needs. We expect to continue to pursue organic growth on the basis of our value proposition to customers and recent investments in maintenance and new facilities.

Our expectations with respect to the recovery of the Argentine economy depend on numerous factors that are beyond our control, such as, political and economic instability, inflation and fluctuation in the value of the peso, among others.

Continue to invest into the expansion and further modernization of our production capacity

We are increasing the annual installed capacity of our L’Amalí plant from 2.2 million tons to 4.9 million tons by the beginning of 2020. We expect that this expansion will allow us to meet an increase in cement demand in the upcoming years in Argentina, while we also expect this project to further streamline operations at L’Amalí, thereby reducing operating costs. In addition, this new line will utilize the same current quarry as our L’Amalí plant.

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

Furthermore, we are continuously analyzing alternatives modernization and expansion projects. If and when executed, these investment projects could further increase our production capacity within two to three years after we begin their implementation, which we believe would allow us to meet incremental demand, supply growing markets more efficiently, and further improve our profitability.

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

We have implemented the highest industry standards and technology in developing our co-processing operations to ensure safety and efficiency. We co-processed 57,900 tons of waste in 2017, preserving more than 13,500 tons of natural resources (coke equivalent) and attaining a thermal substitution rate of 3.2%. We co-processed 51,920 tons of waste during the in 2018, preserving more than 19,270 tons of natural resources (coke equivalent) and attaining a thermal substitution rate of 4.2%. Such initiative should reduce the cost of using coal, petcoke, gas and other fuels and will act as a natural hedge against fossil fuel price volatility. We expect co-processing to incrementally have a direct effect on costs and margins, enabling us to expand further our profitability indexes.

Our use of co-processing as a substitute for fossil fuels, together with our incremental use of green energy, are expected to further reduce our thermal energy and electricity costs, which together comprise the main drivers of our cost structure, contributing 23% of our total cost of sales in 2018 and 20% and 23% in 2017 and 2016, respectively.

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

Our Products

We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. Both in 2017 and 2018, cement represented approximately 85% of our shipments.

In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 62% of our sales in 2017 and 60% in 2018.

As a result of the infrastructure investment plan that is being executed by the Argentine government, the proportion of bulk sales has increased in 2018. Depending on our clients’ needs, we can offer an integrated solution (cement or concrete facility, technical and operational expertise) to clients purchasing in bulk.

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

Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 86% of the aggregates consumed by Lomax in their concrete production operations, as of 2018.

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

Capacity and Volumes

In 2017, our sales volume reached 7.0 million tons of cement, masonry and lime, and in 2018, it reached 6.6 million tons. We had a cement installed capacity of 9.9 million tons annually (including Yguazú Cementos’ sales volume and installed cement capacity), a concrete installed capacity of 1.2 million m3, an aggregates installed capacity of 2.2 million tons annually and a lime installed capacity of 0.4 million tons annually. Annual installed capacity is based on a 365-day production per annum.

The following table sets forth certain data related to our operations in Argentina and Paraguay for the periods indicated.

	As of and for the Year Ended December 31,
	2018(1)	2017(1)	2016
Operating data (million tons annually):(2)
Installed cement capacity
Argentina	9.1	9.1	9.1
Paraguay	0.8	0.8	0.8

Total installed cement capacity	9.9	9.9	9.9
Installed clinker capacity
Argentina	5.2	5.2	5.2
Paraguay	0.3	0.3	0.3

Total installed clinker capacity	5.5	5.5	5.5
Installed concrete capacity in Argentina (in m3)	1.2	1.2	0.8
Installed aggregates capacity in Argentina	2.2	1.2	1.2
Installed lime capacity in Argentina	0.4	0.4	0.4
Production volume (millions of tons):
Cement, masonry and lime
Argentina	6.1	6.4	5.9
Paraguay	0.6	0.6	0.5

Cement, masonry and lime total	6.6	7.0	6.4
Clinker
Argentina	4.0	3.9	3.9
Paraguay	0.4	0.4	0.3

Clinker total	4.3	4.2	4.2

(1)

On December 22, 2016, we acquired 16.0% of the capital stock of Yguazú Cementos. Following such acquisition, we own 51.0% of the outstanding capital stock of Yguazú Cementos. As a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, we recorded the results of operations of our subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in our consolidated statement of profit or loss and other comprehensive income and cash flow statement for the year ended December 31, 2016 (see Note 16 to our audited consolidated financial statements).

(2)	Annual installed capacity is based on a 365-day production per annum.

The table below sets forth the name, location and annual clinker and cement production at each of our nine cement plants as of December 31, 2018:

Name	Location	Annual Production of Clinker	Annual Production of Cement and Masonry Cement
		(in millions of tons)
Argentina:
Barker	Benito Juárez	0.2	0.3
Catamarca	El Alto	0.8	1.1
L’Amalí/ LomaSer	Olavarría/Vicente	1.8	2.2
	Casares
Olavarría	Olavarría	0.7	1.1
San Juan	San Juan	0.1	0.2
Zapala	Zapala	0.2	0.3
Ramallo	Ramallo		0.2
Sierras Bayas	Olavarría		0.2
Paraguay:
Yguazú	Villa Hayes	0.4	0.6

Total		4.3	6.2

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2018	2017	2016
	(in millions of tons)
Argentina:
Barker	0.3	0.3	0.3
Catamarca	1.1	1.3	1.1
L’Amalí/ LomaSer	2.2	2.4	2.2
Olavarría	1.5	1.5	1.5
San Juan	0.2	0.2	0.2
Zapala	0.3	0.4	0.4
Ramallo	0.2	0.1	0.1
Sierras Bayas	0.2	0.2	0.1
Paraguay:
Yguazú(1)	0.6	0.6	0.5

Total	6.6	7.0	6.4

(1)

We acquired control of Yguazú Cementos on December 22, 2016 and, as a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, the results of operations of our subsidiary Yguazú Cementos are not consolidated on our audited consolidated financial statements for the year ended December 31, 2016.

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

Raw Materials

The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and we package a substantial portion of our cement in bags. These items collectively represented 10% in 2018 and 13% and 8% in 2017 and 2016, respectively, of our total cost of sales.

Mineral Reserves

Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate exclusively seven open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the high quality of the limestone in the mines. We have total limestone reserves of approximately 820 million tons, which should be sufficient to supply us with approximately 100 years of cement production at our 2018 rate of consumption.

Our reserves are a sum of proven and probable reserves. Proven reserves are those mineral masses for which size, shape, depth and mineral content of reserves are well established, revealed by geological surveys, drilling campaigns, chemical analysis or geological modeling, to ensure exploitability and usage. All of these activities determine the quantity of minerals that matches the quality required by our production process. Our proven reserves contain suitable geological and chemical information density (drill holes) to guarantee their existence, continuity and the suitability of use. Proven reserves are constrained by a final pit configuration (effectively exploitable reserves). In addition to the foregoing, we consider reserves to be proven if they are present on land we own and if related environmental permits have been granted.

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

Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the four-year period ended December 31, 2018. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. We believe that our engineers and geologists are qualified to prepare our mineral reserves data in Argentina and Paraguay. Given that we prepare our mineral reserve data in-house, our engineers and geologists have acquired important technical know-how, which helps us to maintain our cost competitiveness.

To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2018, mostly all of our limestone was sourced from our own quarries. We use and operate exclusively our limestone quarries.

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

We distinguish recoverable limestone from waste by evaluating whether the limestone rocks are adequate to be used in a raw mill, which is a powder composed of a clay and limestone mixture. In order to meet raw mill specifications, we generally use limestone with at least a 75% concentration of calcium carbonate (CaCO3). Although there is no specific cutoff grade for aggregates, we distinguish recoverable aggregates from waste by segregating the type of rock extracted from the quarry. The most common rocks used for aggregates production are granite, basalt, limestone, sand or gravel.

In 2017 and 2018, depending on the type of cement product, we required approximately 1.5 tons of limestone to produce one ton of clinker. On average, we required approximately 1.2 tons of limestone to produce one ton of cement product. In addition, on average, we required approximately one ton of rock to produce one ton of aggregates product.

The table below sets forth our total proven and probable operating limestone and granitic aggregates reserves by geographic regions as of December 31, 2018:

Reserves
			Active Mining Rights		Inactive Mining Rights
Location	Mining Property	Number of quarries	Proven (R1)	Probable (R2)	Probable (R2)	Total	Years to Depletion	2018 Annualized Production	5 year Average Annualized Production
			(in millions of tons)					(in thousands of tons)
Limestone:
Argentina
Catamarca	Doña Amalía	1	65.7	56.2	—	121.9	81	1,512.5	1,505.4
San Juan	Piedras Blancas	1	0.7	0.4	—	1.1	7	168.9	161.0
Zapala	El Salitral	1	48.9	20.5	—	69.4	183	445.2	422.6
	Cerro Bayo	1	6.1	1.8	—	7.9
Barker	Barker	1	45.5	27.0	—	72.5	87	700.0	831.2
Olavarría and	La Pampita
L’Amalí		1	166.1	79.5	—	245.6	52	4,592.4	4,691.5
	Cerro Soltero I	—	—	—	53.5	53.5	—	—	—
	Cerro Soltero II	—	—	—	111.6	111.6	—	—	—
	El Cerro	—	—	—	37.6	37.6	—	—	—
Paraguay
Itapucumi	—	1	55.1	43.7	—	98.2	161	739.9	631.2

Total			388.1	229.1	202.7	819.9	100	8,155.1	8,224.8

Granitic aggregates:
La Preferida		1	27.4	23.3	—	50.7	41	1,248.2	1,073.5

Total			27.4	23.3	—	50.7	41	1,248.2	1,073.5

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

The map below shows the geographical location of each of our principal limestone quarries:

Energy Sources

We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. Energy is the largest single cost component in the production of cement and accounted for 26% of our total cost of sales in 2018 and 22% and 25% in 2017 and 2016, respectively.

Thermal Energy

Thermal energy is our most utilized source of energy for our operations having accounted for 16% in 2018 and 13% and 15% in 2017 and 2016, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of the fuel. This great versatility allows us to capture the best price on the market.

Historically, given the shortage of natural gas in wintertime the energy matrix of our kilns migrates to solid fuels. Currently, this flexibility to operate with different thermal energy sources, allow us to benefit from potential low fuel prices.

To ensure the supply of gas, we entered into supply contracts with marketers and producers (including YPF, Pampa and Total S.A.), for different volumes and basins of supply, with expirations between April 2019 and 2020. Furthermore, we have contracts with distributors, such as Ecogas – Distribuidora de Gas del Centro S.A., SAESA, Gas Patagonia and Camuzzi that guarantee us access to energy.

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. Average petcoke prices decreased by approximately 2% from 2015 to 2016 and increased by approximately 38% from 2016 to 2017 and 19% from 2017 to 2018.

Electrical Power

Electrical power is one of the main drivers of our cost structure and represented 10% in 2018 and 8% and 10% in 2017 and 2016, respectively, of our total cost of sales. In 2016, the new administration in Argentina started a process to reverse subsidized electrical power rates and has implemented a series of measures to correct and normalized the electrical power tariff, which has had a direct negative impact on our cost structure.

Electrical power cost is highly influenced by the policy implemented for fuels used in electrical energy generation and by the growing share of thermal power generation in the electric matrix in Argentina.

Currently, the energy system in Argentina is still constrained by technical operating limits, especially in transportation and distribution, due to the lack of investment in the system during the 15 years period prior 2016, mainly as a consequence of a price policy oriented towards residential demand subsidies.

In Argentina, the energy demanded that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA, approximately 60% of our demand. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. As of 2018, the possibility of contracting renewable energy was enabled, through Law No. 27,191

It is estimated that in the coming years the market will be able to return to a system of private contracts. Currently, we have entered into annual contracts with Pampa Energía S.A. for the supply of 30% of our current electrical power requirements.

Pursuant to the Law No. 27,191, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources pursuant to the requirements set forth by the Law No. 27,191 equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements (PPAs) with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA See “—Supply Contracts.”

In 2016, we signed a 20-year contract with Genneia S.A., and in 2018 we signed a 20 year contract with ALUAR Aluminio Argentino S.A.I.C. to enhance the use of green energy in a cost efficient manner. With these contracts, we not only complied with the law limits but also surpassed them. See “Item 5.F Operating and Financial Review and Prospects—Supply Contracts.”

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

Co-processing uses duly prepared waste at different stages of the production process as a substitute for natural raw materials and/or fossil fuels. The replacement of fossil fuels and raw materials with waste provides us with a dual advantage: (1) it allows us to meet thermal and non-renewable natural resources requirements in our production process; and (2) it presents a recognized benefit by disposing of waste that otherwise would have been deemed to be harmful and of environmental concern.

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

At the end of 2018, we obtained the authorization to co-process the rejection of the urban waste, leading in Argentina the use of this waste stream in the Co-processing.

Sales, Marketing and Customers

We are supported by a commercial, sales and marketing team of over 70 people focused on attending our customers’ needs. This team includes the technical center Loma Negra, focused on quality control, research and development of new products and technical support for clients. We serve more than 1,100 clients in Argentina through our dedicated sales teams. In the Greater Buenos Aires area, our sales team is organized by customer category, namely distributors, concrete companies, industrial and construction companies, and public sector entities. Outside the Greater Buenos Aires area, sales teams are organized by geographical region.

We have long-term relationships with many of our customers, with approximately 71% of our customer base (representing over 79% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 4% of our total net sales, while our top 20 clients represented approximately 30% of total cement volume sold during 2018.

We have also built a diversified customer base by sectors. Over the years, we have thoughtfully built a network of small-and medium-sized distributors throughout Argentina, on which we rely for almost two thirds of our sales, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2018, 58% of our total cement sales were made directly to our wholesale distributors, 31% to concrete producers, 5% to industrial customers and 6% to construction companies and others.

As a consequence of the activities to which the Company is engaged, the transactions of the Company do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, historically the volume of sales in Argentina has showed a slight increase.

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

Client Loyalty

Throughout the years we have implemented a wide range of relationship programs focused on improving customer loyalty. Our average client is a medium-sized family -owned company mainly focused on the commercialization of cement, masonry and lime. We consider them as our partners, we take care of their profitability, the way their shops look like, and even issues related to their business continuity. According to our 2018 annual customer satisfaction inquiry to evaluate our key competitive advantages, we outperformed our competitors in terms of overall satisfaction, cement quality, post-sales services, technical assistance and on-time delivery.

Source: 2018 Loma Negra Customer Satisfaction Inquiry Results.

Client Training

Training programs designed for exclusive customers focused on adding value to their companies. The courses are conducted at the IAE Business School (one of the most important business schools in the World, according to Financial Times ranking), with the program already on its fifth year, holding 4 days of classes and 55 invitees (owners and managers of 40 customers).

Technical Assistance

We offer technical and post-sales support to customers, focusing on enhancing each customer’s capacity. In order to provide this service, we have nine technical advisers who are available for different customer segments, technical visits, workshops, seminars and in site demonstrations.

Distribution

We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support

We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the gravity center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires area and provides backup supply to others regions in the rest of the country. The Province of Buenos Aires is our principal market representing 49% of our total volume sold in 2018.

Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2018.

Sales of Cement in Argentina in 2018

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	49	49
Center	22	71
Northwest	11	82
Patagonia	6	89
Northeast	9	97
Cuyo	3	100

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

The Northeast region is serviced by our Catamarca plant, through our Resistencia distribution center. The Litoral area is serviced through our Buenos Aires Complex and our Paraná distribution center.

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

Our Subsidiaries

The following chart shows our principal subsidiaries, including our direct or indirect equity ownership interest in each of them and their main business activities as of the date of this annual report:

Subsidiary	Equity Ownership Interest (%)	Main activity
Ferrosur Roca S.A.(1)	80.00	Train cargo transportation
Recycomb S.A.U	100.00	Waste recycling
Yguazú Cementos S.A	51.00	Cement production and distribution

(1)	Indirect ownership (through Cofesur S.A.U., in which we have a direct 100% equity ownership interest).

Below is a brief description of some of our principal subsidiaries.

Ferrosur Roca S.A.

Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the city of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer, Solá and Bullrich production and distribution centers. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur. As of December 31, 2018, Ferrosur Roca had 1,232 employees.

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

On November 2018, Law 27,132’s regulation was published in the Official Gazette. It principally established that Freight Railroad Transportation’s system will have an open-access scheme and conferred to the Ministry of Transport the authority to renegotiate the concession contracts. Furthermore, the Ministry of Transport issued the Resolution No. 1112 through which it appointed a Renegotiation Committee.

Recycomb S.A.U.

We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2018, Recycomb had 32 employees.

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

Yguazú Cementos also upgraded the information technology system on January 2, 2014, by installing a new version of SAP CCP database software (SAP v6.0 EH 4). We also have contingency plans that guarantee the continuity and integrity of the ERP Systems (SAP) regarding all the above-mentioned companies.

In addition, we have license agreements involving intellectual property rights with several companies, such as Oracle, Microsoft, SAP, Adobe, Novell and McAFee.

Insurance

We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina and Paraguay, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2018, the aggregate value at risk of our plants was approximately US$ 1,432,082,270. These policies have a deductible of US$54,000 per claim. For loss of profit derived from material damages the coverage is 21 days.

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

The chart below sets forth the estimated cement market share in Argentina during 2018 for our company, Holcim Argentina, Cementos Avellaneda and Petroquímica Comodoro Rivadavia.

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

There has been a gradual increase in bulk dispatch participation, a trend that is expected to continue as cement demand for public works and industrial consumer’s increases. In 2018, we supplied 60% of Argentina’s cement dispatch by bags and 40% of Argentina’s cement dispatch by bulk.

Concrete

We participate in the concrete market under our Lomax brand. We have operations in the two principal concrete markets of Argentina: (1) The city of Buenos Aires and the Greater Buenos Aires area; and (2) the city of Rosario. The Olavarría region is the main supplier of granitic aggregates consumption for the Greater Buenos Aires area. This area is responsible for approximately 50% of the national production of aggregates, according to our own estimates.

We also control this dynamic and high potential growth market through the Nueva Propuesta de Valor, or NPV concept. NPV is a group of selected concrete medium- and large-sized companies that have been exclusive and loyal clients of Loma Negra for many years. We have entered into agreements with fourteen of these companies to keep them in a continuous improving operational process, with several clauses related to loyalty and cement supply commitment.

The chart below presents the market share of concrete in the Greater Buenos Aires area as of December 31, 2018. Our combined market share is 62% when we add Lomax share together with the NPV clients and other exclusive concrete producers.

Source: Loma Negra.

Paraguay

Industria Nacional de Cementos, or INC, a Paraguayan state-owned company, is the largest producer and supplier and the historical market leader in the cement business in Paraguay with a market share of 47%. We are the second largest producer of cement in Paraguay with a market share of approximately 44%.

Legal and Regulatory Matters

Environmental Regulations

The pollutants generated by cement producers are mainly dust and gas emissions. In Argentina, regulations regarding gas emissions and air quality are enacted at both the national and provincial levels. The Province of Buenos Aires, where our principal plants are located, requires that all production facilities have an environmental compliance certificate issued by the relevant municipal authorities, as well as other provinces where we operate, which require similar certifications. We have obtained the most significant environmental certificates in relation to the L’Amalí, Ramallo, Sierras Bayas and Zapala plants, while our Barker, Catamarca, LomaSer, Olavarría and San Juan plants have delivered the documents required to renew them. We expect that these renewals will be granted during 2019 and the plants are allowed to operate while the certificate renewal process is ongoing. Our concrete plants are either certificated or in process to obtain the certificates. We do not require any material technology licenses for our cement operations.

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

We are the owners of 21 limestone quarries throughout Argentina and currently conduct mining activities at five of them.

Professional Associations

As of the date of this annual report we are part of the following associations:

•	Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

•	Argentine Institute of Portland Cement (Instituto Argentino de Cemento Portland).

•	Argentine National Concret Association (Asociación Argentina de Hormigón Elaborado).

•	Argentine National Association of Industrial Gas Consumers (Asociación de Consumidores Industriales de Gas de la República Argentina).

•	Argentine National Association of Energy Power Major Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina).

•	Latin - American Railway Association (Asociación Latinoamericana de Ferrocarriles)

Legal Proceedings

See “Item 8.A Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	Indirect ownership (through Cofesur, in which we have a direct 100% equity ownership interest)

D.	Property, Plants and Equipment

Our Production Facilities

As of December 31, 2018, we owned nine cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí, LomaSer, Olavarría, Ramallo, San Juan, Sierras Bayas and Zapala, twenty concrete plants under the Lomax brand, one granitic aggregates plant. As of December 31, 2018, we owned one cement plant in Paraguay, Yguazú Cementos.

The following table sets forth information regarding our production facilities in Argentina and Paraguay, as of December 31, 2018:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North:
Resistencia	Warehouse
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement		2001
LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	1929
Ramallo	Grinding Mill	Ramallo	1998
Sierras Bayas	Grinding Mill	Olavarría	1919
Paraná	Warehouse
Center-west:
Zapala	Cement	Zapala	1970
North-west:
San Juan	Cement	San Juan	1963
North:
Catamarca	Cement	El Alto	1980
Concrete plants under the Lomax brand:

Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Lavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
Haedo	Concrete	Greater Buenos Aires area	2012
Campana	Concrete	Campana	2015
San Lorenzo	Concrete	Santa Fe area	2016
Timbues	Concrete	Santa Fe area	2017
Paseo del Bajo I	Concrete	City of Buenos Aires	2017
Paseo del Bajo II	Concrete	City of Buenos Aires	2017
Darsena F	Concrete	City of Buenos Aires	2017
Maldonado	Concrete	City of Buenos Aires	2017
Viaducto San Martín	Concrete	City of Buenos Aires	2017
Viaducto Mitre	Concrete	City of Buenos Aires	2017
Villa Luro	Concrete	City of Buenos Aires	2017
Arroyo Vega	Concrete	City of Buenos Aires	2017
Dock Sud	Concrete	City of Buenos Aires	2017
Vicente Casares	Concrete	Greater Buenos Aires area	2018
L´Amalí Expansion project	Concrete	Olavarría	2018
Paso del Rey	Concrete	Greater Buenos Aires area	2018
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004
Paraguay:
Yguazú	Cement	Villa Hayes	2013

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

San Juan

The San Juan plant began operations in 1963 and it is located in the City of Rivadavia, Province of San Juan. It has an annual installed production capacity of clinker of 0.13 million tons and uses a dry-process kiln and 0.25 million tons of annual production capacity of cement. In 1993, a new facility was installed in this plant to enable it to store and process coal, enabling it to operate either using natural gas or a combination of natural gas, fuel oil and coal, together with liquid alternative fuels. The San Juan plant produces cement and it serves the Province of San Juan and certain neighboring provinces.

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

The Zapala plant produces cement. It mainly serves the provinces of Neuquén and Río Negro and exports approximately 1% of its cement products to Southern Chile.

La Preferida

In 2009, we commenced operations in the aggregates market in Argentina with our acquisition of La Preferida de Olavarría, which is located in the City of Olavarría, Province of Buenos Aires. In 2018, a new crusher started to operate, and we expect it to further enhance the efficiency in our production. This plant has annual aggregates production capacity of 2.2 million tons.

We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 70% of the aggregates consumed by Lomax in their concrete production operations.

Yguazú Cementos

On December 22, 2016, we acquired control of Yguazú Cementos in Paraguay, which commenced operations in 2003. Through Yguazú Cementos we operate one integrated grinding facility in the city of Villa Hayes, located approximately 30 kilometers from Asunción, with a total annual installed cement production capacity of 0.81 million tons, sales volume of 0.57 million tons and 125 employees in 2018. This plant was inaugurated in 2014. We had a market share of approximately 44% in 2018 in terms of cement volume sold in Paraguay, positioning us as the second largest cement company in Paraguay, based on internal estimates.

Investments

The duplication of the L’Amalí plant is expected to increase our capacity by 2.7 million tons annually and it involves a capital expenditure of approximately US$350 million (US$130 per ton). As of December 31, 2018 we have invested approximately Ps.3,400 million in the construction of the L’Amalí plant.

The L’Amalí plant is strategically located in the Buenos Aires region and to our main distribution center, LomaSer, a region of Argentina that accounts for approximately 44% of the country’s cement consumption.

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

The execution phase of the L’Amalí plant expansion started in August 2017, and it is expected to end at the beginning of 2020. The installation will include state-of-the-art equipment, including, among others: five stage precalcination towers, a new 5,800 tons/day three-pier kiln, one 24,000 tons multi-chamber cement silo, two new packing lines and bulk facilities, one silo with a capacity to store 75,000 tons of clinker, one cement vertical mill, one raw vertical mill and one solid fuel vertical mill.

Once the expansion is completed, L’Amalí is expected to become the largest cement plant in Argentina and one of the largest in Latin America, based on installed cement annual production capacity.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Key Information—Risk Factors” and elsewhere in this annual report. You should read the following discussion in conjunction with “Cautionary Statement with Respect to Forward-Looking Statements” and “Key Information—Risk Factors.”

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

During 2015, the Argentine economy grew by 2.7%; however, in 2016, the Argentine economy contracted by 2.1%. According to the INDEC, the Argentine economy expanded by 2.7% in 2017 and contracted by 2.5% in 2018.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2018	2017	2016
GDP (billions of Ps.)	707.1	725.3	706.5
Real GDP growth	(2.5)%	2.7%	(2.1)%
GDP per capita (in thousands of U.S. dollars)	11.7	14.6	12.8
Private consumption growth	(2.4)%	4.0%	(0.8)%
Average Ps./U.S. dollar exchange rate(1)	28.1	16.6	14.8
CPI inflation(2)	47.6%	24.8%	40.9%
Private sector salary growth	30.4%	27.3%	33.0%
Unemployment rate	9.1%	7.2%	7.6	%(3)

Source: Central Bank, IDB, INDEC and Índice de Precios al Consumidor de la Ciudad de Buenos Aires (IPCBA).

(1)	The average rate is calculated by using the average of the Central Bank’s reported exchange rates on a daily basis.
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

(3)	As a percentage of Argentina’s economically active population.

The Paraguayan economy experienced real GDP growth of 5.0%, 4.3% and 3.1% in 2017, 2016 and 2015, respectively, despite the recessions in its leading trading partners, Brazil and Argentina in 2016 and 2015. Improvements in the Brazilian and Argentine economies in 2017 should prove positive for Paraguayan exports and its overall economy, with a projected GDP expansion of 4.0% according to provisional data from the Central Bank of Paraguay.

Inflation

Inflation levels in Argentina have been high these past years and the inflation rate accumulated over these past three years has exceeded 100% without the expectation of a significant decrease in the short-term. In addition, the presence of high inflation qualitative indicators set forth in the IAS 29 showed concurrent evidence. For all these reasons, on September 29, 2018, the FACPCE issued its Resolution JG Nbr. 539/18, approved by the CPCECABA pursuant to the Resolution of the Board of Trustees Nbr. 107/18, setting forth that Argentina must be considered a hyperinflationary economy in the terms of professional accounting standards starting on July 1, 2018, in line with the opinion of international organizations.

IAS 29 sets forth that given a high inflation context, financial statements must be presented in a current unit of measurement, that is, in constant currency as of the end of the period being reported. Notwithstanding this decision, we were unable to file our restated financial statements because Decree Nbr. 664/03 of the Argentine Executive Branch prohibited governmental agencies (including the CNV) from receiving financial statements adjusted to reflect the effects of inflation.

On December 4, 2018, pursuant to Law No. 27,468, the Decree No. 664/03 was repealed and, on December 28, 2018, the CNV issued the General Resolution No. 777/18, which established that the annual financial statements for interim and special periods ending as from December 31, 2018, must be filed in constant currency.

In accordance with IAS 29, the amounts in the financial statements that have not been stated in currency current as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG Nbr. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national consumer prices published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices, or IPIM prepared by INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the

Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the year ended as of December 31, 2018 and 2017 has been 47.65% in the fiscal year ended on December 31, 2018 and 24.80% in the preceding fiscal year. See Note 2.2 of our audited consolidated financial statements for the year ended December 31, 2018 and 2017.

Foreign Currency Exchange Rate

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2018, our consolidated foreign currency-denominated borrowings was Ps.5,057.9 million, 48% of which was denominated in U.S. dollars and 52% was denominated in Guaraníes. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions and multi-laterals.

As of December 31, 2018 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25.0% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2018, our U.S. dollar-denominated indebtedness as of December 31, 2018 would have increased by approximately Ps.1.3 million.

Net Capital Expenditures and Other Investments

Our capital expenditures during the last three years mainly consisted of upgrading and maintaining our production facilities with a focus on maintaining and improving our efficiency and production standards. On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps.3,417 million during the year ended December 31, 2018 and Ps.2,217 million and Ps. 1,639 million during the years ended December 31, 2017 and 2016, respectively.

Our Cost Structure

The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2018, the percentage of co-processing used in our production process reached 4.1% and 15.4%, in Argentina and Paraguay, respectively.

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

Thermal energy is our most utilized source of energy for our operations, representing 16% in the year ended December 31, 2018 and 13% and 15% in the years ended December 31, 2017 and 2016, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “—Supply Contracts.”

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. In addition, we prioritize obtaining Argentine petcoke as opposed to imported petcoke since the petcoke we derive from Argentine sellers is generally of higher quality and at a lower cost. Average petcoke prices decreased by approximately 38% from 2016 to 2017 and 19% from 2017 to 2018.

Electrical power. Electrical power is one of the main drivers of our cost structure and represented 10% in the year ended December 31, 2018 and 8% and 10% in the years ended December 31, 2017 and 2016, respectively, of our total cost of sales. The increase of the electrical power as a percentage of our cost of sales in 2018 mainly reflects the impact of the peso depreciation.

Electrical power is one of the most expensive energy sources that we use. Given our consumption needs and the potentially high cost of electrical power, we have sought to mitigate the risks of supply interruptions and cost increases by contracting electrical power to private companies and entering into agreements to increase the use of renewable energy. Electrical power cost is highly influenced by the government policy applied to fuels used in electrical power generation and by the growing contribution of thermal power generation to the electrical power generation matrix in Argentina.

Currently, the energy system in Argentina is constrained by technical operating limits, especially in transportation and distribution, due to the lack of investment in the system during the 15 year period prior 2016, mainly as a consequence of a price policy oriented towards residential demand subsidies.

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

Pursuant to the Law No. 27,191, consumers with a demand higher than 300 kW are required to source a minimum level of their electrical power demand from renewable sources pursuant to the requirements set forth by the Law No. 27,191 equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers may enter into individual power purchase agreements or PPAs with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA, see “—Supply Contracts.”

Co-Processing. We have increased the use of co-processing in our operations. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. In Argentina, co-processing represented 4.1% in the year ended December 31, 2018 and 3.2% and 3.7% in the years ended December 31, 2017 and 2016, respectively, of our total thermal energy consumption.

For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources.”

Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2018 preservation and maintenance costs represented 10% and in the years ended December 31, 2017 and 2016, represented 11% and 11%, respectively, of our total cost of sales.

Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2018 freight represented 9% and in the years ended December 31, 2017 and 2016, freight represented 9% and 6%, respectively, of our total cost of sales, mainly as a result of lower volumes of cement demand in 2018, reducing the need to transport clinker among our facilities.

Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2018 salaries, wages and social security charges represented 17% and in the years ended December 31, 2017 and 2016, salaries, wages and social security charges represented 18% and 19%, respectively, of our total cost of sales.

Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2018 raw materials represented 10% and in the years ended December 31, 2017 and 2016, raw materials represented 13% and 8%, respectively, of our total cost of sales.

Effects of Taxes on Our Income

We are subject to a variety of generally applicable Argentine federal and state taxes on our operations and results. We are subject to Argentine federal Income Tax at a rate of 30%, which is the standard corporate tax rate in Argentina. We are also subject to the following federal and state taxes:

•	Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents 1.6% of our net sales.

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

•

Quarry Exploitation Fee. We are subject to a quarry exploitation quota applicable in Olavarria, Benito Juárez (Buenos Aires Province), and El Alto (Catamarca Province) equivalent to the amount of limestone contained in the cement dispatched from the factory at a rate determined by the municipality. This amount represented 1.4% of sales in 2018 of cement, masonry cement and lime.

•

Tax on Debits and Credits to Banks Accounts. The general rate of Tax on Debits and Credits in Bank Accounts is 0.6% for each debit and each credit, while an increased rate of 1.2% applies in cases in which there has been a substitution for the use of a bank account. Taxpayers (whether at 0.6% or 1.2% rate) may compute 33% of the amounts paid under this tax as a payment on account of the income tax, tax on presumed minimum income and/or the special contribution on cooperative capital. Law 27,264, in force since August 2016, establishes that small and medium-sized companies may apply this tax as an advance payment of income tax. Moreover, Law 27,432 establishes that the executive power may increase up to 20% per year the percentage of the payments of this tax that can be computed for as payment on account of Argentine income tax. It is uncertain if an increase of the computable amounts will take place in the medium term.

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

Effects of Fluctuations in Exchange Rates between the peso, the Guaraní and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the peso against the U.S. dollar and the Guaraní, because:

•

a substantial portion of our revenues were denominated in pesos and a only a minor portion of those revenues were exposed to the exchange rate fluctuation of the Guaraní in the years ended December 31, 2018 and 2017, while in the year ended December 31, 2016, our revenues were only denominated in pesos;

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

Our consolidated U.S. dollar- and Guaraní-denominated indebtedness represented 41% and 44%, respectively, of our outstanding indebtedness as of December 31, 2018, excluding the effects of related party transactions and accrued interest. As a result, when the Peso depreciates against the U.S. dollar or the Guaraní:

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

Effect of Indebtedness Level and Interest Rates

As of December 31, 2018, our total outstanding borrowings on a consolidated basis were Ps.5,963 million. The level of our indebtedness results in finance costs, net that are reflected in our statement of income. Finance costs, net, consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, derivative losses or gains, and other items as set forth in Note 25 to our audited consolidated financial statements. During 2018, we recorded financial expenses of Ps.661 million, which included Ps.387 million in interest expense related to our loans and financings.

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

Financial Presentation and Accounting Practices

Presentation of Financial Statements

We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2018. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.

Our audited consolidated financial statements for the year ended as of December 31, 2018 and 2017 comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29. For comparative purposes, such audited consolidated financial statements include figures and other details corresponding to the fiscal year ended on December 31, 2017, which are presented in order for them to be solely interpreted in conformity with the figures and other details corresponding to the fiscal year ended on December 31, 2018. These figures have been restated in the last fiscal year’s end-of-period currency in the manner described below in order to permit comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year. See “Presentation of Financial and Other Information—Inflation.”

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

IFRS 16	Leases[1]
IFRIC 23	Uncertainty over Income Tax Treatments[1]
IFRS 17	Insurance Contracts
Amendments to IFRS 9[1]	Prepayment Features with Negative Compensation
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[1]
Amendments to IFRS 3 and11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[1]
Amendments to IAS 19	Employee benefits[1]

Amendments to IFRS 32

Amendments to IAS 1 and IAS 8

Improvememts in the Conceptual Framework of IFRS Stnadards, including amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20 and IFRIC 222

[1]	Effective for annual periods beginning on or after January 1, 2019.
[2]	Effective for annual periods beginning on or after January 1, 2020.

•

In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for the derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 ‘Financial Instruments’. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Based on the analysis of the Company’s financial assets and financial liabilities as of December 31, 2018 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed a preliminary assessment of the impact of IFRS 9 to the Company’s consolidated financial statements as follows:

•	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39

•

Impairment: the Group expects to apply the simplified approach to recognize lifetime expected credit losses for is trade receivables, as required or permitted by IFRS 9. As regards to listed bonds, the directors of the Company consider that they have low credit risk given the credit rating. In relation to financial guarantees to related parties, the directors have assess that there is not an increase in the credit risk of these transactions

•

Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company’s consolidated financial statements

Based on these assessments, the directors do not anticipate that the application of IFRS 9 will have a material impact in the financial statements of the Company. It should be noted that the above assessment was made based on an analysis of the Company’s financial assets and financial liabilities as of December 31, 2018 on the bases of the facts and circumstances that existed at that date. This new standard is effective for periods beginning on or after January 1, 2018.

IFRS 16 issued in January 2016 specifies how issuers shall recognize, measure and disclose lease agreements in the financial statements. The standard sets forth that most of the lease agreements in lessees’ accounts are to be accounted for using a single model, suppressing the distinction between operating and financial leases. It also sets forth the duty to recognize the assets and liabilities corresponding to all the lease agreements except if the term of the lease is 12 months or less and/or except if the asset underlying the lease is low value. This notwithstanding, lessors’ accounts remain virtually unaltered and the distinction between operating and financial leases is kept.

IFRS 16 replaces IAS 17 and related interpretations. Besides, IFRS 16 enhances the information to be disclosed. IAS 17 does not demand recognition of rights of use or liabilities for future payments for these leases. If these agreements meet the criteria to be defined as leases under IFRS 16, the Company must recognize an asset for the right to use and a liability for them unless they can be classified as low value or short-term lease through the enforcement of IFRS 16. The standard comes into force for the annual periods starting on January 1, 2019 at the latest. Early enforcement is permitted if IFRS 15 has also been applied. The Company did not elect early enforcement and estimates an effect of more assets and liabilities for $296 million mainly as a result of leases of office space and office equipment.

•

On June 7, 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments”, which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

•	Whether tax treatments should be considered collectively

•	Assumptions for taxation authorities’ examinations

•	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	The effect of changes in facts and circumstances

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements. The Company has not opted for early application.

•

The IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach. Since the Company is not engaged in Insurance Industry, Management of the Company does not anticipate that the application of these standard will have impact on the Group´s Consolidated Financial Statements.

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

Critical Accounting Policies

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and that require our management to make difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. For more information about our critical accounting policies, see the notes to our audited consolidated financial statements.

In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition;

•	goodwill;

•	impairment of tangible and intangible assets;

•	provisions;

•	environmental restoration;

•	property, plant and equipment;

•	intangible assets

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

Goodwill

The goodwill registered by us corresponds to the acquisitions of Recycomb S.A.U., for acquisitions prior to IFRS adoption.

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

Property, plant and equipment

Property, plant and equipment maintained for use in the production or supply of goods and services or for administrative purposes were recorded at the cost restate in homogeneous currency in accordance with IAS 29 (See “Inflation”).

The plots of land that are owned were not subject to depreciations.

Properties whose construction is in progress for administrative, production and/or supply purposes or without any specific purpose are carried at cost restated in homogeneous currency in accordance with IAS 29 (See “Inflation”) minus any impairment loss already recognized. Cost included professional fees and in the case of qualified assets, the costs of loans capitalized in accordance with the company’s accounting policies. The depreciation of these assets, as was also the case with the other assets associated to properties, started when assets were ready for use.

Depreciation is recorded in order to effect a stepwise reduction in the cost of assets in this category except for the land and the properties in construction during their useful lives by application of the straight-line method. The estimated useful life, the residual value and the depreciation method are reviewed at the end of each year. The effect of changes is recorded in estimations on a prospective basis.

Assets maintained under a financial lease are depreciated over the term of their useful lives estimated to be the same was the assets held or, if such useful life is shorter, depreciation is for the term of the relevant lease.

Income or loss stemming from the disposal or de-registration of an item of Property, plant and equipment is calculated as the difference between revenues from sales and the book of the assets and it is recognized in the profit and loss at its value restated in homogeneous currency.

Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost restated in homogeneous currency in the manner described in IAS 29 (See “Inflation”) minus accumulated depreciation and minus any accumulated impairment losses.

The method to amortize mining rights shall be determined at the time of starting with the exploitation of said resources.

The estimated useful life and the depreciation method are reviewed at the end of each year. The effect of changes in such estimates is recorded on a prospective basis. Intangible assets with an indefinite useful life that are separately acquired are carried at restated cost in homogeneous currency in the manner prescribed in IAS 29 (See “Inflation”) minus the accumulated impairment loss.

Intangible assets are deregistered when no future economic benefits are expected from their use or disposal. Any benefits or losses stemming from the registration of an intangible asset, measured as the difference between the net product of the registration and the book value of the asset are recognized in profit and loss when the asset is deregistered.

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

Cost of Sales

Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2018, 2017 and 2016.

	For the Year Ended December 31,
	2018	2017	2016
	(in percentages)
Salaries, wages and social security charges	16.9	18.3	19.3
Thermal energy	15.9	13.3	15.4
Preservation and maintenance costs	9.6	10.9	11.3
Electrical power	10.2	8.4	10.0
Contractors	7.5	6.5	7.3
Freight	8.7	9.5	5.7
Depreciation	10.9	9.6	11.5
Packaging	3.6	3.3	4.5
Taxes, contributions and commissions	1.5	1.5	1.6
Security	0.6	0.7	0.8
Transport and travelling expenses	0.8	0.8	0.8
Fees and compensation for services	1.7	1.3	0.6
Employee benefits	0.4	0.4	0.4
Leases	0.3	0.2	0.3
Insurance	0.2	0.2	0.3
Canon (concession fee)	0.1	0.1	0.1
Tolls	0.0	0.0	0.1
Communications	0.1	0.1	0.1
Data processing	0.1	0.1	0.1
Water, natural gas and energy services	0.0	0.0	0.0
Others	1.1	1.4	1.4

Production expenses	90.1	86.8	91.5

Cost of sales	100.0	100.0	100.0

Selling and Administrative Expenses

Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling expenses that each such component represented for the years ended December 31, 2018, 2017 and 2016.

	For the Year Ended December 31,
	2018	2017	2016
	(in percentages)
Salaries, wages and social security charges	29.8	31.5	35.7
Taxes, contributions and commissions	28.4	30.8	26.5
Freight	10.7	12.0	12.8
Managers, directors and trustees’ fees	5.3	6.6	6.0
Fees and compensation for services	7.4	4.5	4.2
Advertising expenses	2.3	2.5	2.3
Leases	2.3	1.4	1.5
Depreciation and amortization	3.3	2.2	2.8
Transport and travelling expenses	1.5	1.5	1.4
Employee benefits	1.5	1.6	1.2
Data processing	1.8	1.0	1.1
Communications	1.0	0.7	0.8
Allowance for doubtful accounts	0.3	(0.1)	0.8
Insurance	1.4	0.6	0.4
Preservation and maintenance costs	0.5	0.6	0.4
Security	0.2	0.2	0.1
Water, natural gas and energy services	0.2	0.1	0.1
Others	2.3	2.2	2.1

Total selling and administrative expenses	100.0	100.0	100.0

Finance Costs, Net

Our finance costs, net, principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) gains or losses on swap transactions that we undertake from time to time; (4) foreign exchange variations related to our foreign currency-denominated indebtedness; (5) fees, commissions and other charges paid to financial institutions; (6) taxes on credits and debits in bank accounts; and (7) Gain or loss on net monetary position. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2018, see “—Liquidity and Capital Resources—Indebtedness and Financing Strategy.”

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

Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017

The following table sets forth our statement of profit or loss and other comprehensive income for 2018 and 2017:

	For the Year Ended December 31,		Variation
	2018	2017	Amount	(%)
	(in millions of Ps., except percentages)
Net revenue	26,806.9	24,838.6	1,968.3	7.9
Cost of sales	(19,982.8)	(18,509.9)	(1,472.9)	8.0

Gross profit	6,824.1	6,328.7	495.4	7.8

Selling and administrative expenses	(1,934.1)	(1,969.1)	35	(1.8)
Other gains and losses	109.3	116.4	(7.1)	(6.1)
Tax on debits and credits to bank accounts	(254.2)	(304.8)	50.6	(16.6)
Finance costs, net
Exchange rate differences	(1,241.9)	(124.4)	(1,117.5)	898.3
Gain on net monetary position	213.7	342.3	(128.6)	(37.6)
Financial income	26.9	28.3	(1.4)	(4.9)
Financial expenses	(661.3)	(517.5)	(143.8)	27.8

Profit before taxes	3,082.5	3,899.7	(817.2)	(21.0)

Income tax expense
Current	(1,049.4)	(1,062.5)	13.1	(1.2)
Deferred	(82.6)	840.5	(923.1)	n.m.

Net profit	1,950.5	3,677.8	(1,727.3)	(47.0)

n.m. = Not meaningful.

Net revenue

Our net revenue increased Ps.1,968.3 million, or 7.9%, from Ps.24,838.6 million in 2017 to Ps.26,806.9 million in 2018, mainly due to the average sales prices increased by 6.9%, 24.7%, 10.2%, 3.5% and 6.0% in our cement, masonry cement and lime segment, Cement-Paraguay segment, concrete segment and railroad segment, respectively. This was partially offset by a 4.3% YoY decline in total Cement, masonry and lime sales volumes mainly reflecting overall weak market demand in Argentina, while in Paraguay volumes remained relatively flat. Concrete volumes experienced a 30% YoY increase, reaching the record of 1.07 MMm3, and aggregates ended the year with a slight increase of 1.6% compared to FY 2017. Railroad segment volumes fell 4.6% in 2018 principally reflecting the slowdown in building materials transportation.

•

Cement, masonry cement and lime segment: Net revenue from our cement, masonry cement and lime segment increased Ps.335 million, from Ps.17,814 million in 2017 to Ps.18.149 million in 2018, mainly due to an increase of Ps.1,169 million generated by the increase of 6.9% in the average sales price of this segment, and a decrease of Ps.834 million due to the decline of 4.7% in 2018’s sales volume.

•

Cement Paraguay: Net revenue from our cement Paraguay increased Ps.457 million, from Ps.1,884 million in 2017 to Ps.2,341 million in 2018, mainly due to an increase of Ps.464 million generated by the increase of 24.7% in the average sales price of this segment, and an decrease of Ps.7 million due to the decline of 0.4% in 2018’s sales volume.

•

Concrete segment: Net revenue from our concrete segment increased Ps.1,333 million, from Ps.3,081 million in 2017 to Ps.4,414 million in 2018, mainly due to an increase of Ps.410 million generated by the increase of 10.2% in the average sales price and by an increase of Ps.923 million due to the increase of 30.0% in sales volume.

•

Railroad segment: Net revenue from our railroad segment decreased Ps.32 million, from Ps.2,620 million in 2017 to Ps.2,587 million in 2018, mainly due to an decrease of Ps. 120 million due to the decline of 4.6% in sales volume, partially offset by an increase of Ps.87 million generated by the increase of 3.5% in the average sales price.

•

Aggregates segment: Net revenue from our aggregates segment decreased Ps.69 million, from Ps.470 million in 2017 to Ps.401 million in 2018, mainly due to a negative impact of Ps.76 million due to the higher FOB dispatches to our concrete segment, partially offset by an increase of Ps.8 million due to the increase of 1.6% in sales volume also related to an incremental sales to our concrete segment.

•

Others segment: Net revenue from our others segment decreased Ps.75 million, from Ps.218 million in 2017 to Ps.143 million in 2018, mainly due to the decline in 2018 sales volume. This decrease was partially offset with an increase in services rendered to third parties.

Cost of sales

Our cost of sales increased Ps.1,473 million, or 8.0%, from Ps.18,510 million for 2017 to Ps.19,983 million for 2018, mainly due to (1) Ps.1,182 million increase thermal and electricity energy due the impact of the peso depreciation, partially compensated by lower US$ unitary cost; (2) Ps.390 million increase in depreciation and amortization (3) Ps. 287 million in contractors mainly due to higher cost of structure, mainly impacting in the first semester of the year; (4) a Ps.104 million in packaging due the impact of the peso depreciation. The increment in cost of sale was partially offset mainly by the lower volume sold in the cement, masonry cement and lime segment in Argentina.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2018	2017
	(in millions of Ps.)
Purchases and production expenses for the year	20,510.2	18,226.9
(+) Inventories at the beginning of the year	3,830.6	4,122.2
(+) Currency translation differences	97.0	(8.5)
(-) Inventories at the end of the year	4,455.1	3,830.6

Cost of sales	19,982.8	18,509.9

The cost of sales of our segments is set forth below:

•

Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment increased, mainly due to the thermal and electricity cost impacted by the peso depreciation during the period, and the depreciation and amortization cost, which was impacted by increases in PP&E. This was partially compensated by the lower volume sold, and by lower fixed costs, mainly overhead and maintenance.

•

Cement Paraguay: Cost of sales increased in Guaraníes in line with local inflation, and measured in Ps. the amount was impacted by the peso depreciation against the Guarani during the period. The main components of our cost of sales from our cement Paraguay segment were thermal and electrical energy, raw materials, depreciation, wages and salaries.

•	Concrete segment: Cost of sales from our concrete segment increased mainly due to higher sales volumes, and increase in variable and fixed costs.

•

Railroad segment: Cost of sales from our railroad segment increased mainly impacted by depreciation and amortization, the higher contractor expenditures particularly in the first semester, and fuel cost. These effects were accompanied by an increase in the amount of variable costs related to a higher average distance in transported volume.

•

Aggregates segment: Cost of sales from our aggregates segment increased mainly due to an increase in preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2018 and a temporarily higher unitary product.

Gross Profit

As a result of the foregoing, our gross profit increased Ps.495.5 million, or 7.8%, from Ps.6,328.7 million in 2017 to Ps.6,824.1 million in 2018. Our gross margin (gross profit divided by net revenue and expressed as a percentage) remained at 25.5%, the same as in 2017.

Other gains and losses

Our other gains and losses decreased Ps.7.1 million, or 6.1%, from Ps. 116.4 million for 2017 to Ps.109.3 million for 2018.

Selling and administrative expenses

Our selling and administrative expenses decreased Ps.35.0 million, or 1.8%, from Ps.1,969.1 million for 2017 to Ps.1,934.1 million for 2018, mainly due to (1) a Ps.57.2 million decrease in the taxes, charges, contributions and commissions principally due to an decrease in sales volume along with a reduction in the effective turnover tax rate; (2) a Ps.44.0 million decrease in salaries, wages and social contributions, and managers and directors fees; which was partially offset by Ps.53.8 million of expenditures related to becoming a publicly listed company.

Finance costs net

Our finance costs, net increased Ps1,391.2 million, or 513%, from Ps.271.4 million for 2017 to Ps.1,662.6 million for 2018, due to an increase of Ps.1,117.4 million in losses from exchange rate differences, an increase in financial expenses of Ps.143.8 million, an increase in gain on net monetary position of Ps.128.5 million, and an decrease in financial income of Ps1.4 million.

Our financial expenses increased Ps.143.8 million, or 27.8%, from Ps.517.5 million for 2017 to Ps.661.3 million for 2018, mainly due to: (1) a Ps.84.9 million in tax interest, (2) a Ps.8.1 million increase in interest expenses, principally due to an increase in the average interest rate; and (3) a Ps.5.3 million increase in unwinding of discounts on provisions and liabilities.

Our financial income decreased Ps.1.4 million, or 4.8%, from Ps.28.3 million for 2017 to Ps.26.9 million for 2018, mainly due to an interest income from loans to related parties to InterCement Brasil S.A in 2017.

Tax on debits and credits to bank accounts

Our tax on debits and credits to bank accounts decreased Ps.50.6 million, or 16.6%, from Ps. 304.8 million for 2017 to Ps.254.2 million for 2018, mainly due to the reduction of the effective rate tax on debits and credits to bank accounts during the year 2018.

Income tax expense

Our income tax expense increased Ps.910.0 million, or 410%, from Ps.221.9 million for 2017 to Ps.1,132.0 million for 2018.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2018	2017
	(amounts in millions of Ps.)
Profit before income tax expense	3,082.5	3,899.7
Statutory rate	30%	35%

Income tax at statutory rate	(924.8)	(1,364.9)
Adjustments for calculation of the effective income tax:
Effect of different statutory income tax rate in Paraguay(1)	77.4	97.0
Expenses of capital issue(2)	—	73.9
Effect by translation on homogenous cash currency	(291.3)	(244.1)
Change in tax rate(3)	(5.4)	1,197.5
Other non-taxable income or non-deductible expense net	12.2	18.6

Income tax expense	(1,132.0)	(221.9)

Income tax expense
Current	(1,049.4)	(1,062.5)
Deferred	(82.6)	840.5

Total	(1,132.0)	(221.9)

(1)	Statutory income tax rate in Argentina in 2017 was 35% while in Paraguay was 10%.
(2)	Disclosed in Equity, net of Capital increase.
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

Our current income tax decreased Ps.13.1 million, or 1.2%, from Ps.1,062.5 million for 2017 to Ps.1,049.4 million for 2018.

Our deferred income tax decreased Ps.923.1 million, from an income of Ps.840.5 million in 2017 to a loss of Ps.82.6 million in 2018, mainly due to the impact of change in tax rate.

Net profit

As a result of the foregoing, our net profit decreased Ps.1,727.2 million, or 47.0%, from Ps.3,677.8 million for 2017 to Ps.1,950.6 million for 2018. Our net margin (net profit divided by net revenue and expressed as a percentage) decreased by 753 basis points, from 14.8% for 2017 to 7.3% for 2018.

Year Ended December 31, 2017, Compared to the Year Ended December 31, 2016

The following table sets forth our statement of profit or loss and other comprehensive income for 2017 and 2016:

	For the Year Ended December 31,		Variation
	2017	2016	Amount	(%)
	(in millions of Ps., except percentages)
Net revenue	24,838.6	19,334.4	5,504.2	28.5
Cost of sales	(18,509.9)	(15,154.2)	(3,355.7)	22.1

Gross profit	6,328.7	4,180.2	2,148.5	51.4

Share of profit (loss) of associates	—	76.2	(76.2)	n.m.
Selling and administrative expenses	(1,969.1)	(1,856.8)	(112.3)	6.0
Other gains and losses	116.4	231.6	(115.2)	(49.7)
Tax on debits and credits to bank accounts	(304.8)	(277.3)	(27.5)	9.9
Finance costs, net
Exchange rate differences	(124.4)	(209.4)	85.0	(40.6)
Gain on net monetary position	342.3	218.4	123.9	56.8
Financial income	28.3	65.7	(37.4)	(56.9)
Financial expenses	(517.5)	(492.0)	(25.5)	5.2

Profit before taxes	3,899.7	1,936.6	1,963.1	101.4

Income tax expense
Current	(1,062.5)	(470.6)	(591.9)	125.8
Deferred	840.5	(179.2)	1,019.7	n.m.

Net profit	3,677.8	1,286.8	2,391.0	185.8

n.m. = Not meaningful.

Net revenue

Our net revenue increased Ps.5,504.2 million, or 28.5%, from Ps.19,334.4 million in 2016 to Ps.24,838.6 million in 2017, mainly due to the increases of Ps.1,884 million for the consolidation of Yguazú Cemento S.A. and increases in average sales prices and volume sold in Argentina. In 2017, the average sales prices increased by 3.9%, 9.4%, 1.2%, 14.7% and 54.5% in our cement, masonry cement and lime segment, concrete segment, railroad segment, aggregates segment and others segment, respectively. Our price increases followed our commercial strategy and were primarily aimed at improving profitability margins offsetting inflation effects. This was accompanied by increases of 8.9%, 36.6%, 7.2%, 10.1% and 0.3% in the sales volume of our cement, masonry cement and lime segment, concrete segment, railroad segment, aggregates segment and others segment, respectively.

•

Cement, masonry cement and lime segment: Net revenue from our cement, masonry cement and lime segment increased Ps.2,080 million, from Ps.15,734 million in 2016 to Ps.17,814 million in 2017, mainly due to an increase of Ps.675 million generated by the increase of 3.9% in the average sales price of this segment, and an increase of Ps.1,405 million due to the increase of 8.9% in 2017’s sales volume.

•

Cement Paraguay: In 2017, the Paraguayan economy grew by 4.3%, driven mainly by the industrial sector and to a lesser extent by agriculture. In line with this economic growth, the cement industry expanded by 3.4% in the same period, while revenues from our operations reached Ps.1,884 million and volume sold of 0.57 million tons.

•

Concrete segment: Net revenue from our concrete segment increased Ps.1,019 million, from Ps.2,062 million in 2016 to Ps.3,081 million in 2017, mainly due to an increase of Ps.264 million generated by the increase of 9.4% in the average sales price and by an increase of Ps.755 million due to the increase of 36.6% in sales volume.

•

Railroad segment: Net revenue from our railroad segment increased Ps.205 million, from Ps2,415 million in 2016 to Ps.2,620 million in 2017, mainly due to an increase of Ps.31 million generated by the increase of 1.2% in the average sales price and by an increase of Ps.174 million due to the increase of 7.2% in sales volume.

•

Aggregates segment: Net revenue from our aggregates segment increased Ps.98 million, from Ps.372 million in 2016 to Ps.470 million in 2017, mainly due to an increase of Ps.60 million generated by the increase of 14.7% in the average sales price and by an increase of Ps.38 million due to the increase of 10.1% in sales volume.

•	Others segment: Net revenue from our others segment increased Ps.67 million, from Ps.151 million in 2016 to Ps.218 million in 2017, mainly due to an increase in services rendered to third parties.

Cost of sales

Our cost of sales increased Ps. 3,355.7 million, or 22.1%, from Ps.15,154.2 million for 2016 to Ps.18,510 million for 2017, mainly due to (1) the consolidation of Yguazú Cementos S.A. amounting to Ps.1,312 million, (2) a Ps.660 million increase in the cost of freight principally as a result of greater sales volume with higher bulk proportion; (3) a Ps.415 million increase in salaries, wages and social contributions as a result of inflation-related wage increase of 27% in Argentina and an increase of 4% in average headcount; and (4) a Ps.266 million increase in preservation and maintenance costs as a result of an increase in the cost of spare parts and services used in maintenance tasks

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2017	2016
	(in millions of Ps.)
Purchases and production expenses for the year	18,226.9	15,634.6
(+) Inventories at the beginning of the year	4,122.2	3,306.8
(+) Acquisition of inventories from business combinations under common control	—	335.0
(+) Currency translation differences	(8.5)	—
(-) Inventories at the end of the year	3,830.6	4,122.2

Cost of sales	18,509.9	15,154.2

The cost of sales of our segments is set forth below:

•

Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment increased, mainly due to increases in salaries, wages and social contributions in Argentina as well as an increase in the cost of in preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume of our products in 2017.

•	Cement Paraguay: The main components of our cost of sales from our cement Paraguay segment were thermal and electrical energy, raw materials, depreciation and wages and salaries.

•	Concrete segment: Cost of sales from our concrete segment increased mainly due to higher sales volumes, and increase in variable and fixed costs.

•

Railroad segment: Cost of sales from our railroad segment increased, mainly due to increases in salaries, wages and social contributions as well as increases in security services, contractors, preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2017.

•

Aggregates segment: Cost of sales from our aggregates segment increased, mainly due to an increase in salaries, wages and social contributions, as well as increases in preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2017.

•

Others segment: Cost of sales from our others segment increased, mainly due to an increase contractors. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2017.

Gross Profit

As a result of the foregoing, our gross profit increased Ps.2,148.5 million, or 51.4%, from Ps.4,180.2 million in 2016 to Ps.6,328.7 million in 2017. Our gross profit increased Ps.572 million for the consolidation of Yguazú Cementos S.A. and Ps.1,576 million for our Argentine operations. Our gross margin (gross profit divided by net revenue and expressed as a percentage) increased by 3.9 points or 386 basis points, from 21.6% in 2016 to 25.5% in 2017.

Share of profit (loss) of associates

We recorded a gain from share or profit of associates of Ps.76.2 million in 2016, while during 2017, Yguazú Cementos’ results of operations were recorded in the respective lines of our audited consolidated statement of profit or loss and other comprehensive income.

Selling and administrative expenses

Our selling and administrative expenses increased Ps.112.3 million, or 6.0%, from Ps.1,856.8 million for 2016 to Ps.1,969.1 million for 2017, mainly due to (1) a Ps.114 million increase in the taxes charges, contributions and commissions principally due to an increase in the sales tax; and (3) the consolidation of Yguazú Cementos S.A. amounting to Ps.70 million. These effects were partially offset by a decrease of Ps.56 million in salaries, wages and social contributions, and managers and directors fees.

Other gains and losses

Our other gains and losses decreased Ps.115 million, or 49.8%, from Ps.232 million for 2016 to Ps.116 million for 2017. During 2016, our other gains and losses was primarily composed of profit of Ps.156 million resulting from Ferrosur Roca’s canon (concession fee) recovery from the capitalization of payments made to the railway system and Ps.76 million in miscellaneous income, primarily composed by other sales unrelated to our operations. During 2017, our other gains and losses was primarily composed of service fee from ADS Depositary bank.

Finance costs net

Our finance costs, net decreased Ps.146 million, or 35%, from Ps.417 million for 2016 to Ps.271 million for 2017, mainly due to (1) an increase of Ps.124 million in gain on net monetary position; and (2) decrease of Ps.150 million in financial expenses. These effects was partially offset by Ps.113 million in losses from the consolidation of Yguazú Cementos.

Our financial expenses increased Ps.25 million, or 5%, from Ps.492 million for 2016 to Ps.518 million for 2017, mainly due to Ps.176 million for the consolidation of Yguazú Cemento; which was partially offset by Ps.59 million decrease in interest expenses.

Our financial income decreased Ps.37 million, or 57%, from Ps.66 million for 2016 to Ps.28 million for 2017, mainly due to Ps.22 million decrease in interest income from loans to related parties, principally due to a decrease in the principal amount of loan granted to InterCement Brasil S.A.

Tax on debits and credits to bank accounts

Our tax on debits and credits to bank accounts increased Ps.27.5 million, or 9.9%, from Ps. 277.3 million for 2016 to Ps.304.8 million for 2017, mainly due to an increase in the amounts paid for purchases and collected from sale and the effects from investing and financial activities.

Income tax expense

Our income tax expense decreased Ps.428 million, or 66%, from Ps.650 million for 2016 to Ps.222 million for 2017.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2017	2016
	(amounts in millions of Ps.)
Profit before income tax expense	3,899.7	1,936.6

Statutory rate	35%	35%

Income tax at statutory rate	(1,364.9)	(677.8)
Adjustments for calculation of the effective income tax:
Share of profit (loss) of associates(1)	—	26.7
Effect of different statutory income tax rate in Paraguay(2)	97.0	—
Expenses of capital issue(3)	73.9	—
Effect by translation on homogeneous cash currency	(244.1)	7.3
Change in tax rate(4)	1,197.5	—
Other non-taxable income or non-deductible expense, net	18.6	(6.0)

Income tax expense	(221.9)	(649.8)

Income tax expense
Current	(1,062.5)	(470.6)
Deferred	840.5	(179.2)

Total	(221.9)	(649.8)

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

(2)	Statutory income tax rate in Argentina in 2017 was 35% while in Paraguay was 10%.
(3)	Disclosed in Equity, net of Capital increase.
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

Our current income tax increased Ps.592 million, or 126%, from Ps.471 million for 2016 to Ps.1,063 million for 2017, mainly due to a higher taxable income.

Our deferred income tax increased Ps.1,020 million, from a loss of Ps.179 million in 2016 to an income of Ps.840 million in 2017, mainly due to differences between financial statements income and taxable income such as, depreciation criteria, present value adjustment and, mainly, tax losses.

Net profit

As a result of the foregoing, our net profit increased Ps.2,391 million, or 186%, from Ps.1,287 million for 2016 to Ps.3,678 million for 2017. Our net profit increased Ps.366 million because of the increase in our equity interest in Yguazú Cementos form 35% to 51% effective as of December 22, 2016 and the level of net profit from the Paraguayan operations in 2017 and Ps.654 million for our Argentine operations. Our net margin (net profit divided by net revenue and expressed as a percentage) increased by 815 basis points, from 7% for 2016 to 15% for 2017.

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

During 2018, we used cash flow generated by our operations primarily for capital expenditures and servicing our debt. As of December 31, 2018, our cash and cash equivalents (defined as cash and banks and short-term investments) was Ps.2,901.9 million, and we had a working capital negative (defined as current assets less current liabilities) of Ps.703.9 million.

We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. Although we believe that we have adequate sources of liquidity (see Note 25 to our audited consolidated financial statements), weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.

Capital Expenditures

We expect to invest approximately US$350 million from 2018 to 2020 in the expansion of our L’Amalí plant, to increase our production capacity to meet expected additional demand for our products. The timing of the incurrence of these capital expenditures may be affected by our results of operations, our leverage ratios, available financing and market conditions. As of December 31, 2018, we have invested approximately Ps.3,400 million in the construction of the L’Amalí plant.

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

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
	2018	2017	2016
	(in millions of Ps.)
Net cash flows provided by (used in):
Operating activities	4,178.8	5,076.9	3,672.8
Investing activities	(4,223.9)	(2,228.8)	(1,312.8)
Financing activities	(2,390.4)	312.2	(1,680.8)

Increase (decrease) in cash and cash equivalents	(2,435.5)	3,160.3	679.2

Year Ended December 31, 2018

In 2018, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash provided by operating activities was Ps.5,843.2 million. The sum of changes in operating assets and liabilities were Ps.1,664.4 million in 2018, which was mainly due to cash flows of Ps.708.5 million increase in trade accounts receivable and a Ps.391.1 million used to increase our inventories, partially offset by a Ps.667.4 million increase in accounts payable and a Ps.216.5 million increase in other liabilities. In 2018, we also paid income taxes of Ps.1,085.4 million, resulting in net cash provided by operating activities of Ps.4,178.8 million.

Our net cash flow used in investing activities was Ps.4,223.9 million in 2018, mainly as a result of our acquisition of property, plant and equipment, advanced payments of property, plant and equipment, contributions to F.F.F.S.F.I., and intangible assets in the amount of Ps.3,417.0 million, Ps.743.2 million, Ps.46.3 million and Ps.22.5 million, respectively, during the year. This effect was partially offset by Ps.5.0 million in proceeds from the disposal of Property, plant and equipment. These investments mainly consisted in the expansion or L’Amalí Plant, as well as capital expenditures related to general maintenance, stripping costs. Among other investments, at the Catamarca Plant, we acquired a stone analyzer, and we replace a drill. At the Olavarría Plant, the expansion of the lime dispatch continued with the change of the bagging-palletizing line, increasing the capacity of bagging, palletizing and lime dispatch. Concrete mixer trucks were acquired, accompanying the growth of a greater demand for concrete. In the aggregate segment, a mobile crusher was purchased. In Yguazú Cementos, the expansion of the linear storage of raw material. Finally, Ferrosur Roca continued investing in the maintenance of its infrastructure network, as well as in locomotives and wagons.

Our net cash flow provided in financing activities was Ps.2,390.4 million in 2018, due amortizations of borrowings of Ps.2,915.2 million and interest paid to service our debt of Ps.924.2 million, the combined effects of which were partially offset by Ps.1,449.1 million in new borrowings acquired.

Our cash and cash equivalents decreased by Ps.2,435.5 million in 2018, mainly due to Ps.4,223.9 million and Ps.2,390.4 million in net cash flows used by investing activities and by financing activities, respectively, which were partially offset by net cash flows provided by operating activities of Ps.4,178.8 million.

Year Ended December 31, 2017

In 2017, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash provided by operating activities was Ps.5,806.1 million. The sum of changes in operating assets and liabilities were Ps.729.1 million in 2017, which was mainly due to cash flows of Ps.830.6 million increase in trade accounts receivable, partially offset by a Ps.395.1 million decrease of our inventories and a Ps.244.6 million decrease in salaries and social security payable. In 2017, we also paid income taxes of Ps.447.1 million, resulting in net cash provided by operating activities of Ps.5,077.0 million.

Our net cash flow used in investing activities was Ps.2,228.8 million in 2017, mainly as a result of our acquisition of property, plant and equipment, contributions to F.F.F.S.F.I., and intangible assets in the amount of Ps.2,216.6 million, Ps.45.5 million, and Ps.46.0 million, respectively, during the year. This effect was partially offset by Ps.24.9 million in proceeds from the disposal of Property, plant and equipment and Ps.54.4 million in interest received. These investments mainly consisted of the mounting of a dust filter in the Catamarca plant as well as capital expenditures related to general maintenance, stripping costs and our railroad operations.

Our net cash flow provided in financing activities was Ps.312.2 million in 2017, due to dividend payments of Ps.771.5 million, amortizations of borrowings of Ps.5,702.2 million and interest paid to service our debt of Ps.853.4 million, the combined effects of which were partially offset by Ps.4,796.5 million in new borrowings acquired and Ps.2,842.7 million proceeds from initial public offering, net of insurance costs.

Our cash and cash equivalents increased by Ps.3,160.3 million in 2017, mainly due to Ps.5,077.0 million and Ps.312.2 million in net cash flows provided by operating activities and by financing activities, respectively, which were partially offset by net cash flows used by investing activities of Ps.2,228.8 million.

Year Ended December 31, 2016

In 2016, our cash resulting from profit before tax adjusted for non-cash items was Ps.3,962 million. The sum of changes in operating assets and liabilities were Ps.289 million in 2016, which was mainly due to cash flows of Ps.487 million used to increase our inventories and a Ps.400 million increase in other receivable, partially offset by a Ps.1,165 million increase in accounts payable and a Ps.210 million increase in salaries and social security payables. In 2016, we also paid income taxes of Ps.417 million, resulting in net cash provided by operating activities of Ps.3,673 million.

Our net cash flow used in investing activities was Ps.1,313 million in 2016, mainly as a result of our acquisition of property, plant and equipment and intangible assets in the amount of Ps.1,639 million and Ps.59 million, respectively, during the year. This effect was partially offset by Ps.383 million in cash and cash equivalents received as a result of business combinations. These investments mainly consisted of an acquisition of a dust filter in the Catamarca plant as well as capital expenditures related to general maintenance, renewal of the concrete fleet, stripping costs and our railroad operations.

Our net cash flow used in financing activities was Ps.1,681 million in 2016, due to dividend payments of Ps.2,120 million, amortizations of borrowings of Ps.1,631 million and interest paid to service our debt of Ps.1,185 million, the combined effects of which were partially offset by Ps.3,254 million in new borrowings acquired.

Our cash and cash equivalents increased by Ps.679 million in 2016, mainly due to Ps.3,673 million in net cash flows provided by operating activities, which was partially offset by net cash flows used by investing activities of Ps.1,313 million and net cash flows used in financing activities of Ps.1,681 million.

Indebtedness and Financing Strategy

As of December 31, 2018, our total outstanding consolidated borrowings were Ps.5,963 million, consisting of Ps.3,355 million of short-term borrowings, including current portion of long-term borrowings (or 56.3% of our total borrowings) and Ps.2,607 million of long-term borrowings (or 43.7% of our total borrowings).

Our peso-denominated consolidated borrowings as of December 31, 2018 were Ps.905 million (or 15.2% of our total borrowings) and our foreign currency-denominated borrowings were Ps.5,058 million (or 84.8% of our total borrowings), of which Ps.2,425 million were denominated in U.S. dollars and Ps.2,633 million in Guaraní.

As of December 31, 2018, Ps.3,014 million, or 51.0% of our total consolidated borrowings, bore interests at floating rates, including Ps.60 million of peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.2,425 million of foreign currency-denominated borrowings that bore interest at rates based on Libor and Ps.529 million peso-denominated borrowings that bore interest at others floating rates.

The following table sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2018:

	Company	Rate	Due-Date	Amount
Borrowings in foreign currency – US$
Banco Latinoamericano de Comercio Exterior S.A	Ferrosur Roca S.A.	3 Month Libor + 1.95%	Aug-19	569,442,236
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3 Month Libor + 3.75%	May-20	1,478,671,514
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3 Month Libor + 3.4%	Jun-19	376,733,180

Borrowings in foreign currency - Guarani
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	8.5%	Aug-25	1,543,896,984
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	9.0%	Aug-25	1,014,897,585
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.	5.8%	Feb-19	74,242,427

Total in foreign currency				5,057,883,926

Borrowings in local currency
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	BADLAR + 2%	Mar-19	17,996,494
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	BADLAR + 2%	Jun-19	36,909,247
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	BADLAR + 2%	Jul-19	5,594,225
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.	21.75%	Apr-19	157,865,753
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.	21.75%	Apr-19	157,865,753
Bank overdrafts	Loma Negra C.I.A.S.A.	63.08%	Jan-19	5,192,506
Bank overdrafts	Recycomb S.A.U.	62.94%	Jan-19	6,460,720
Bank overdrafts	Ferrosur Roca S.A.	62.94%	Jan-19	516,908,802

Total in local currency				904,793,500

Total				5,962,677,426

Our financing strategy has been to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the net proceeds of long-term loans, in order to improve our strategic, financial and operational flexibility. As of December 31, 2018, the average maturity of our indebtedness was 1.6 years. Our financing strategy over the next several years principally involves minimizing the firm cost of capital, continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.

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

Loma Negra C.I.A.S.A.

Banco de la Provincia Buenos Aires

On March 28, 2016 and June 10, 2016, we entered into two loan agreements with Banco Provincia de Buenos Aires in an aggregate principal amount of Ps.300 million (each one being Ps.150 million). Principal on each loan will amortize in 25 equal and monthly installments, commencing 12 months after disbursement. Interest on each loan will accrue at a nominal floating interest rate of BADLAR plus spread with interest payable on a monthly basis. As of December 31, 2018, outstanding amounts of these two loans were Ps.18.0 million and Ps.36.9 million, respectively.

Furthermore, on July 27, 2016, we entered into a new loan agreement with Banco Provincia de Buenos Aires for a total amount of Ps.20 million, which reflected the same terms and conditions as the foregoing loans. As of December 31, 2018, the principal amount outstanding was Ps.5.6 million.

Industrial and Commercial Bank of China (Dubai)

On June 15, 2016, Loma Negra entered into a term loan agreement with the Industrial and Commercial Bank of China (Dubai Branch) in an aggregate principal amount of US$50.0 million. This loan is payable in five semi-annual equal installments commencing 12 months after the disbursement of the loan. This loan accrues interest at a nominal floating interest rate per annum of LIBOR plus an applicable margin with interest payable on a quarterly basis. As of December 31, 2018, the amount outstanding was Ps.376.7 million.

On May 10, 2017, Loma Negra entered into a term loan agreement with the Industrial and Commercial Bank of China (Dubai Branch) in an aggregate principal amount of US$65.0 million. This loan is payable in five semi-annual equal installments commencing 12 months after the disbursement of the loan. This loan accrues interest at a nominal floating interest rate per annum of LIBOR plus an applicable margin with interest payable on a quarterly basis. As of December 31, 2018, the amount outstanding was Ps.1,478.7 million.

HSBC Bank Argentina S.A.

On April 4, 2017, Loma Negra entered into a loan agreement with HSBC Bank Argentina S.A. in an aggregate principal amount of Ps.150.0 million. The principal of this loan will be payable in one installment due 24 months after the disbursement of the loan. This loan accrues interest at a nominal fixed rate payable on a quarterly basis. As of December 31, 2018, the amount outstanding was Ps.157.9 million.

Ferrosur Roca S.A.

HSBC Bank Argentina S.A.

On April 5, 2017, Ferrosur Roca S.A. entered into a loan agreement with HSBC Bank Argentina S.A. in an aggregate principal amount of Ps.150.0 million. The principal of this loan will be payable in one installment due 24 months after the disbursement of the loan. This loan accrues interest at a nominal fixed rate payable on a quarterly basis. This loan is guaranteed by Loma Negra on a senior unsecured basis. As of December 31, 2018, the amount outstanding was Ps.157.9 million.

Banco Latinoamericano de Comercio Exterior S.A

On August 10, 2018, Ferrosur Roca S.A. entered into a loan agreement with Banco Latinoamericano de Comercio Exterior S.A in an aggregate principal amount of US$15 million. The principal of this loan will be payable in one installment due 12 months after the disbursement of the loan. This loan accrues interest at a nominal fixed rate payable on a quarterly basis. This loan is guaranteed by Loma Negra on a senior unsecured basis. As of December 31, 2018, the amount outstanding was Ps.569.4 million.

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

In order to guarantee the payment of these loans, Yguazú Cementos has granted second priority liens (pledge and mortgage) over certain land and property (Villa Hayes plant, Itapucumi quarry site and equipment) in favor of the local banks for an aggregate principal amount of G.423,000 million. As of December 31, 2018, the amounts outstanding were Ps.1,543.9 million and Ps.1,014.9 million, respectively.

Banco Itaú Paraguay S.A.

In August 2018, Yguazú Cementos S.A. entered into a loan agreement with Banco Itaú Paraguay S.A. in an aggregate principal amount of 11.500.000 Guarani. The principal of this loan will be payable in one installment due 6 months after the disbursement of the loan. This loan accrues interest at a nominal fixed rate payable. As of December 31, 2018, the amount outstanding was Ps.74.2 million.

C.    Research and Development, Patents and Licenses, etc.

Intellectual Property

As of December 31, 2018, Loma Negra had 105 registered trademarks, one pending trademark application for renewal and three pending trademark applications with the Argentine National Intellectual Property Institute. In addition, Recycomb and Ferrosur Roca are owners of 2 trademarks each. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.

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

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2018 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.    Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.    Tabular Disclosure of Contractual Obligations

Contractual Commitments

The following table presents information relating to our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial Indebtedness(1)	5,859.3	3,234.5	1,557.4	1,067.4	—
Interest payable(2)	998.6	379.3	456.3	163.0	—
Indemnity payment plans	66.79	31.3	31.1	4.4	—
Acquisitions of Property, plant and equipment	2,047.5	1,660.4	387.1	—	—
Total	8,972.2	5,305.5	2,431.9	1,234.8	—

(1)	Includes payments of principal only.
(2)

Includes estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at December 31, 2018 and assuming that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payments dates.

Selected Ratios

Comparative ratios as of and for the years ended December 31, 2018, 2017 and 2016:

	As of and for the Year Ended December 31,
	2018	2017	2016
Current Assets/Current Liabilities	0.93	1.25	0.60
Shareholder’s Equity/Total Liabilities	1.01	0.92	0.47
Non-current Assets/Total Assets	0.72	0.66	0.74
Net Profit/Average Shareholder’s Equity(1)	0.13	0.38	0.15

(1)	The average shareholders’ equity represents the average between opening and closing balances.

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

In 2016, we entered into 20-year contract with Genneia S.A. and in 2018 we entered into a 20-year contract with ALUAR Aluminio Argentino S.A.I.C., for the provision of wind-sourced electric power commencing on January 1, 2018 and in February 1, 2019 (respectively), to ensure compliance with the obligations imposed by Laws Nos. 26,190 and 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. With these contracts, we currently exceed the requirements of the Law 2719, reaching approximately 35% of renewable energy in the energy matrix.

G.    Safe Harbor

See the discussion at the beginning of this annual report under the heading “CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS” for forward-looking statement safe harbor provisions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

Our by-laws provide that our board of directors consists of a minimum of three and up to fourteen members. Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for its business. Our board of directors also supervises its board of executive officers and monitors the implementation of the policies and guidelines that are established from time to time by our board of directors.

The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2020. Our board of directors is presided over by the president of the board of directors and, in his absence, the vice president of the board of directors. The president of the board of directors, or the vice president in his absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be shareholders of our company.

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

The following table lists the current members of our board of directors appointed by the ordinary and extraordinary shareholders meeting held on April 25, 2019:

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2018
Franklin Feder	68	President	No	1
Sergio Damián Faifman	44	Vice-President	No	7
Flávio Mendes Aidar	43	Director	No	—
Luiz Augusto Klecz	48	Director	No	—
Paulo Diniz	61	Director	No	2
Carlos Boero Hughes	53	Director	Yes	2
Diana Mondino	60	Director	Yes	2
Sergio Daniel Alonso	56	Director	Yes	2
Javier Graña	48	Director	Yes	—

Brief descriptions of the biographical information of the members of the board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.

Franklin Feder. Mr. Feder was appointed as President of the Board of InterCement Participações, its subsidiaries and InterCement Institute in December 2017. He is also Board member of other for-profit and non-profit organizations (i.e., Ethos Institute, Minerals Technologies, Inc., Paccar Inc., Companhia Brasileira de Alumínio, AES Tietê S.A., Unigel S.A., WRI Brasil e Sitawi-Finanças para o Bem). From 2005 to 2014 he served as

President of Latin America & Caribbean at Alcoa. Prior to that, he was partner at Booz Allen Hamilton. Mr. Feder received a bachelor’s degree in Business Administration in 1972 at FGV - Escola de Administração de Empresas de São Paulo and an MBA at IMD Business School in 1977.

Sergio Damián Faifman. Mr. Faifman was appointed as a member of our Board of Directors in August 2012. He has also acted as Vice-President of our Board of Directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the boards of directors of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of InterCement Participações S.A. for Loma Negra and Yguazú Cementos. In November 2016, Mr. Faifman was appointed President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002.

Flávio Mendes Aidar. Mr. Aidar graduated in Business Administration from the School of Business Administration of Fundação Getúlio Vargas de São Paulo Brazil, in 1997. He is currently CEO of InterCement since March 2019. He is member of the Board of Directors of CCR SA since April 2018. He was a Member of the Advisory Board of Mover S.A. between June 2017 and March 2019. Between June 2017 and April 2010 and between 2005 and 2000 he held different positions in Brazil and New York at Goldman Sachs Bank where his last function was managing director of the investment bank and member of the management committee of Goldman Sachs Brazil. Between 2005 and 2010, he worked for Citigroup Global Markets as vice president of the investment bank for Latin America.

Paulo Diniz. Mr. Diniz was appointed as a member of our Board of Directors in July 2017. Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. since 2015 and he is also member of the Board of Directors of Cimpor—Cimentos de Portugal SGPS, S.A. (now InterCement Portugal, S.A.) and member of its Executive Committee. Mr. Diniz has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan Limited, F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Universidade de São Paulo Politecnica and a master’s degree in Business Administration from IMD in Switzerland. Mr. Diniz also holds a postgraduate degree in human resources from INSEAD in France.

Luiz Augusto Klecz. Mr. Klecz was appointed as a member of our Board of Directors from July 2017 to April 2018. Mr. Klecz was also a member of our board from 2006 to 2008 and Director of Intercement Austria Holding from 2013 to 2015. He has been Head of the Legal Department of InterCement Brasil since 2002, and between 2005 and 2008, he was also Legal Director of Loma Negra C.I.A.S.A. and its subsidiaries. Since 2011, he is the General Counsel of the InterCement group. Mr. Klecz received a bachelor’s degree in Law from Universidade de São Paulo, Brazil, in 1993. He also completed an MBA program that began at Universidad de CEMA in Buenos Aires and concluded in Insper in São Paulo in 2009.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our Board of Directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of Adeco Agropecuaria in Argentina, Brazil and Uruguay since 2008. From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Católica de Argentina in 2001 and has completed an Executive Program at INSEAD, France, in 2007.

Diana Mondino. Ms. Mondino was appointed as a member of our Board of Directors in July 2017. She is also Dean of Institutional Relations at Universidad del CEMA since 2006. Ms. Mondino has served as director of Banco Roela since 2014. From September 2015 to May 2017 she served as independent director and member of the Audit Committee of Grupo Supervielle. From 2009 to 2011 she served as an independent advisor to a Director of

Banco de Córdoba. From 2006 to 2011, she also served as an independent director of Pampa Energía. Since October 2017, she is again an independent member of Pampa Energía Board. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires. Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina. She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso. Mr. Alonso was appointed as a member of our Board of Directors in July 2017. Mr. Alonso has also served as executive director (CEO) of Arcos Dorados since 2015. From 2008 to 2015, he served as COO of Arcos Dorados and as CEO of McDonald’s of Brazil from 2003 to 2008. He also served as managing partner of Aroma from 1999 to 2003. Mr. Alonso served as General Manager of business subsidiaries and as director of commercial operations of CIADEA and RENAULT from 1996 to 1999. He served as Vice-President of Operations, Manager of Operations, Director and member of the Finance Committee, Accounting Manager and Accounting Director of Arcos Dorados- McDonald’s from 1989 to 1996. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires in Argentina.

Javier Graña. Mr. Graña obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvad Business School in 2000. From April 2013 to the beginning of 2019 Mr. Graña was a Managing Director and Head of Investment Banking for LatAm Ex-Brazil of ItauBBA (wholly-owned subsidiary of Itau Unibanco) based in Buenos Aires. Previously, between 1999 and 2013, Mr. Graña worked at Morgan Stanley & Co. in New York; as a Managing Director in the Mergers & Acquisitions Department from 1999 to 2011 and then as a Managing Director and Co-Head of Latin America Mergers & Acquisitions. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A.

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

The business address of our executive officers is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

The following are brief biographical descriptions of our executive officers.

Marcos Isabelino Gradin. Mr. Gradin was appointed as a member of our board of Directors since August 2015. He has also acted as our Chief Financial Officer since March 2016. In addition, Mr. Gradin also currently serves on the boards of directors of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998, having occupied several executive positions within our group, including Financial Manager from June 2006 until January

2013 and Chief of Financial Operations from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Corporate Finance from Universidad del CEMA in 2000.

Dardo Ariel Damiano. Mr. Damiano has acted as our Director of Operations since March 2008, and he is responsible for the management and operations of our six integrated plants and two grinding plants. In addition, Mr. Damiano also currently serves on the boards of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Damiano served as a member of our board of directors from November 2008 to July 2017. Since 1990, he held a number of positions at our industrial units and was the plant manager of our L’Amalí and Ramallo plants from May 2006 until March 2008, our Catamarca plant from March 2005 until May 2006 and our Olavarría, Sierras Bayas and Barker plants from December 2002 until February 2005. Mr. Damiano received a degree as Mechanical and Electrical Technician from ENET No.1 in 1982, a bachelor’s degree in Mechanical Engineering from Universidad Nacional de La Plata in 1989, a master’s degree in Human Resources Management from Pontificia Universidad Católica Argentina (UCA) in 2000 and an Executive MBA degree from IAE Business School Universidad Austral in 2008.

Gerardo Oscar Diez. Mr. Diez has acted as our Commercial and Concrete director since January 2011. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves on the boards of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Diez joined the company in May 1992 and, since then, has held a number of positions, including member of our board of directors from September 2012 to July 2017 and Superintendent of Concrete and Aggregates Finance Manager and Supply Chain Manager, having accumulated more than 25 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1991 and an MBA from Universidad Austral in 2000.

Damian Ariel Caniglia. Mr. Caniglia has acted as our Human Resources and Health, Security and Environment Superintendent since November 2016. In addition, Mr. Caniglia currently serves on the boards of Ferrosur Roca S.A. and Cofesur S.A.U. Mr. Caniglia served as a member of our board of directors from December 2016 to July 2017. He has also held a number of positions at our Human Resources, or HR, team since 2000 when he joined us, including HR Superintendent from April 2015 until November 2016 and HR Development Manager from April 2013 until April 2015. Between 2008 and 2013, Mr. Caniglia acted as HR Corporate Manager and HR manager for InterCement Brasil. Prior to that, Mr. Caniglia served at Loma Negra as Development Leader, from 2006 to 2008; San Juan plant’s HR Leader, from 2002 to 2006; and HR Analyst, from 2000 to 2002. Mr. Caniglia received a bachelor’s degree in Business Administration in 1999 from Universidad de Buenos Aires and a specialization certificate in Human Resources in 2007 from Universidad de San Andrés. He also received a master’s degree in Human and Organizational Factors in Risk Management from Universidad de San Andrés in 2017.

Gustavo Daniel Romera. Mr. Romera has acted as the General Director of Ferrosur Roca since November 2016, responsible for the management of our railway operations. In addition, Mr. Romera also currently serves on the boards of Ferrosur Roca S.A. and Cofesur S.A.U. Mr. Romera joined the company in 1982 and, since then, has held a number of positions, including member of our board of directors from December 2016 to July 2017, Superintendent of Operations, Operational Excellence Manager and Projects and Technical Manager, at Ferrosur Roca from November 2011 until September 2016. He has also served at Loma Negra as Operational Excellence Manager for our operations in Argentina and Paraguay from 2009 until 2011; Plant Manager at our Olavarría and Sierra Bayas plants from 2008 until 2009 and Operational Excellence Manager from 2007 until 2008. Prior to that, between 1992 and 2007, Mr. Romera held several operational positions at Ferrosur Roca, including Manager of Operations, Manager of Transport, Head of Transport and Head of Training Personnel, Security and General Services. Mr. Romera received a degree as Mechanical Technician from the Escuela Técnica Privada de Fábrica Henry Ford—Consejo Nacional De Educación Técnica in 1972 and a bachelor’s degree in Mechanical Engineering from Universidad Tecnológica Nacional in 1982.

Lucrecia Loureiro. Ms. Loureiro was appointed as the Legal Affairs Manager in July 2017. Ms. Loureiro has wide-ranging experience in corporate, labor, financial and commercial matters as well as active participation in international investment projects. She acted as our Legal Department Leader between October 2014 and June 2017 and our Legal Department Coordinator between January 2013 and September 2014. Ms. Loureiro is also responsible for the legal matters of Yguazú Cementos and Ferrosur Roca and she is currently serving as alternate Director of Ferrosur Roca. In addition, in 2018 she was appointed as Compliance Officer of the Company in charge of compliance matters as well as developing and monitoring the local compliance program in Argentina and Paraguay Ms. Loureiro received a Law Degree from the University of Buenos Aires in 2005. Furthermore, she completed graduate coursework in a master’s program in Economic Business Law at Pontificia Universidad Católica Argentina (UCA) between 2008 and 2009 and she participated on the International Exchange Program in Tilburg University of Netherlands also in 2009. She has completed different certifications in ethics and compliance.

B.	Compensation

Executive Officers

Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps.78.9 million in 2018, Ps.124.7 million in 2017 and Ps.111.7 million in 2016.

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

During the annual ordinary shareholders’ meeting held on April 25, 2019, the shareholders approved total directors’ fees of Ps.30.2 million and total fees for the members of our supervisory committee of Ps.1.3 million, for services rendered during 2018.

During the annual ordinary shareholders’ meeting held on April 25, 2018, the shareholders approved total directors’ fees of Ps.33.4 million and total fees for the members of our supervisory committee of Ps.1.0 million, for services rendered during 2017.

During the annual ordinary shareholders’ meeting held on March 23, 2017, the shareholders approved total directors’ fees of Ps.38.1 million and total fees for the members of our supervisory committee of Ps.0.8 million for services rendered during 2016.

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

Long-Term Incentive Program

On January 24, 2018 our board of directors established the long-term incentive program, or the incentive program, with the purpose of attracting, retaining and motivating certain hierarchical employees by providing them incentives directly linked to shareholder value. The incentive program will have an annual frequency, with granting of phantom stock rights occurring in the month immediately following the publication of our audited consolidated financial statements for the previous fiscal year. Such options will be granted in the framework of an annual plan. Grants are determined by our board of directors.

Program administration. Our board of directors is responsible for the overall supervision of the incentive program with the support of a designated management committee, or the management committee, and our management. Only the board of directors has deliberative powers over the incentive program. The management committee is composed of members of our board of directors and, when necessary, advised by executive officers from specific areas (i.e., financial, legal) and external consultants who support our board of directors in the review of proposals for each grant in terms of eligible participants, number of awards, exercise price of each program, among others.

Eligibility. Board members and senior management of Loma Negra and a limited number of senior employees indicated by senior management are eligible for awards under the incentive program.

Awards. Awards consist of the granting of phantom stock rights, which consist in rights to future cash-based awards, based on the valuation of lots of common shares from a predetermined price, or exercise price, and for a certain period, or option term.

Exercise price. The exercise price will be defined at the time the awards are granted and will be held until the end of the option term. The exercise price will be equivalent to the average closing value of the common shares in the form of ADSs traded on the NYSE in the 60 days prior to the date of granting the phantom stock rights. The exercise price of the first grant will be equal to the initial public offering price. The share appreciation target will be defined at each grant based on a proposal from the management committee to be reviewed and approved by the board of directors.

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

Option term. The incentive program has an option term of five years, commencing from the granting of awards. The term of the award represents the maximum term in which the participant must exercise the right. After this period, the phantom stock rights not exercised will become null and void.

As of the date of this report, we granted to certain of our directors and executive officers the amount of 215,307 phantom stock rights for the 2018 plan and 100,369 phantom stock rights for the 2019 plan.

The phantom stock rights will mature one-third each year on the second, third and fourth anniversary of the award. All of the beneficiaries have accepted the phantom stock rights granted to them. The number of phantom stock rights granted pursuant to the 2018 plan was calculated on the basis of a ADS price of US$19.0. The number of phantom stock rights granted pursuant to the 2019 plan was calculated on the basis of a ADS price of US$8.5.

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

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the Argentine Capital Markets Law and our bylaws, the supervisory committee may be rescinded by our shareholders at an extraordinary shareholders’ meeting if the Company has an Audit Committee. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 25, 2019:

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2019	Member	75
Omar Raúl Rolotti	2019	Member	71
Esteban Pedro Villar	2019	Member	80
Paola Lorena Rolotti	2019	Alternate	42
Carlos Roberto Chiesa	2019	Alternate	49
José Alanis	2019	Alternate	81

Committees of the Board of Directors

Our board of directors has established an Audit Committee as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.

Audit Committee

Our Audit Committee is composed of three members designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 25, 2019, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	53	2019	Independent
Diana Mondino	Permanent	60	2019	Independent
Sergio Daniel Alonso	Permanent	56	2019	Independent
Javier Graña	Alternate	48	2019	Independent

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

Securities Operations Approval Committee

Our Insider Trading Policy establishes the policies and procedures that govern trading by our personnel of company securities and securities of any other company about which such personnel learns material, non-public information in the course of performing his or her duties for Loma Negra. All directors, officers and other employees of the company, supervisory board members, controlling shareholders and their representatives and/or employees, and any other person designated by the Securities Compliance Officer, are subject to the prohibitions set forth in the Insider Trading Policy.

Pursuant to this policy certain officers and employees of the company as well as any person specially designated by the Securities Compliance Officer must inform and request for approval to the Securities Operations Approval Committee of any operation that they intend to carry out with securities of the company,

The Committee comprises the Chief Financial Officer, the Director of Supply and Logistics; and the Legal Affairs Manager.

Ethics and Compliance Committee

The Ethics and Compliance Committee, consisting of members of the Board of Directors, at least one of them being an independent director, and members of the Company’s Management, is responsible, jointly with the Ethics and Compliance Officer, for administering the Code of Business Conduct, designing and approving the Compliance Program and investigating any infringement of the Code and of applicable laws and regulations.

D.	Employees

As of December 31, 2018 we had a total of 3,240 and 125 employees on our Argentine and Paraguayan operations, respectively. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years, we have not had a particular strike affecting all our operations, and we have lost an average of only 4.0 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Location	2018	2017	2016
Argentina:
Cement	1,517	1,525	1,499
Concrete	386	360	252
Aggregates	73	70	70
Railroad	1,232	1,239	1,206
Others	32	32	32
Paraguay:
Yguazú(1)	125	118	116

Total	3,365	3,344	3,175

(1)

We acquired control of Yguazú Cementos on December 22, 2016 and, as a result, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, the results of operations of our subsidiary Yguazú Cementos are not consolidated on our audited consolidated financial statements for the year ended December 31, 2016

Our board of directors (Órgano de Administración) and our board of executive officers (Directores) are responsible for operating our business.

E.	Share Ownership

None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 31, 2019, by:

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

As of our 2019 Annual General Meeting’s Record Date (i.e. March 18, 2019), we had 55,993,379 ADS holders of Record, holding ADSs, representing 279,966,895 ordinary shares, or approximately 46,9722% of our outstanding capital stock as of such date.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Cauê Austria Holding GmbH	304,233,740	51.04
The Capital Group Companies Inc.(2)	84,022,520	14.10
Directors and Executive Officers as a Group	*	*

(1)

Based on a Schedule 13G filed on February 14, 2019, InterCement Austria Equity Participation GmbH owns and controls 100% of the share capital of Caue Austria Holding GmbH. InterCement Trading e Inversiones S.A. (formerly named Cimpor Trading e Inversiones S.A.) owns and controls 100% of the share capital of InterCement Austria Equity Participation GmbH. InterCement Portugal S.A. (formerly named Cimpor-Cimentos de Portugal, SGPS, S.A.) owns and controls 100% of InterCement Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 94.63% of InterCement Portugal S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A. Each of the above mentioned entities are deemed to have shared voting and dispositive power over the 304,233,740 ordinary shares held of record by Caue Austria Holding GmbH.

(2)

Based on a public filing with the Bolsa de Comercio de Buenos Aires on April 23, 2019. The Capital Group Companies Inc. indirectly controls the following participants which directly hold ordinary shares of company: Capital Research and Management Company holds 70,701,915 ordinary shares; Capital Guardian Trust Company holds 6,555,450 ordinary shares; Capital International Inc. holds 4,656,895 ordinary shares; Capital International Sàrl holds 2,108,260 ordinary shares.

*	Individually each owning less than 1% of our outstanding ordinary shares.

Other than Caue Austria Holding GmbH and The Capital Group Companies, Inc., we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.

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

During past the three years prior to our initial public offering, there was no change in the percentage of ownership of our ordinary shares by our controlling shareholder, InterCement Participações S.A. However, as a result of the corporate reorganization of Cauê Áustria Holding GmbH, the sole shareholder of Loma Negra Holding GmbH and controlling shareholder of InterCement Brasil, on August 26, 2017, Loma Negra Holding GmbH became the beneficial owner of 562,883,740 of our ordinary shares, representing 99.44% of our share capital.

On October 22, 2018 Loma Negra Holding notified to Caja de Valores of the transfer of all of its ownership in the company (i.e. 304,233,740 ordinary shares) to Cauê Áustria Holding GmbH, its parent company. As of the date of this annual report, Cauê Áustria Holding GmbH holds 304,233,740 ordinary shares, representing 51.04% of our share capital.

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

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors and executive officers. Our related party transactions consist mainly of loans and financings and purchases of petcoke, clinker and steam coal. Please refer to Note 19 to our audited consolidated financial statements included elsewhere in this annual report for more information.

Clinker, Petcoke and Steam Coal Purchases

From time to time, we enter into agreements for the purchase of clinker, petcoke and steam coal through Cimpor Trading e Inversiones S.A., a trading company of the InterCement Group, and InterCement Brasil. As of December 31, 2018, we had no trade payables related to these purchase orders with Cimpor.

Other Transactions

Know-how Offer Letter with InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A)

On August 17, 2017, we accepted an offer from InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A., or Cimpor Services), regarding the services to be received in connection with the transfer of technology and technical know-how relating to the designing and manufacturing of construction materials, such as, cement, clinker, concrete, among others, and aimed at optimizing our performance and operations. According to the terms of this agreement, we will have access to the know-how and intellectual property rights possessed and developed by InterCement Portugal, S.A., such as, technology, engineering, development of management systems to enhance performance and processes, industrial sustainability and innovation. The royalty fee for the transfer of technical know-how represents 1% of our unconsolidated net sales for each year of validity of the offer and is payable on a quarterly basis. The term of the agreement is three years, automatically renewable for successive three-year periods unless either party provides written notice of termination at least three month in advance. These transactions comply with legal requirements regarding conflict of interests, are conducted on an arms’ length basis and are monitored closely by our management.

Cost Plus Offer Letter Cimpor Trading Inversiones, S.A

On August 15, 2018, we accepted an offer from Cimpor Trading Inversiones, S.A., regarding the outsourcing services to be received during the execution of the L’Amalí Line 2 Project. Such Services include, but are not be limited to, consulting, training, technical assistance and engineering of the Project (the “Services”). The fee for the Services represents (i) the Net Costs (meaning all costs which Cimpor Trading Inversiones, S.A. incurs in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement is 44 months starting on January 1, 2018, automatically renewable for successive 3 months periods unless either party provides written notice of termination.

Offer Letter Services from Loma Negra to InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A.) and to Cimpor Trading Inversiones, S.A.

On July 31, 2018 and August 13, 2018, InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A.) and Cimpor Trading Inversiones, S.A, respectively, accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services include, but are not be limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers and technicians and prospecting of new international business (due diligences). The fees for the Services represents (i) the Net Costs (meaning all costs in which we incur in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement is 3 years starting August 2017, automatically renewable for successive 1-year periods unless either party provides written notice of termination at least three month in advance.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of and for the three years ended December 31, 2018 included in this annual report.

Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2018, such claims involved a total amount in controversy of approximately Ps.363.8 million, of which Ps.106.5 million corresponded to probable claims, Ps.139.9 million to possible claims, including mainly Ps.71.5 million related to tax, contingencies, Ps.22.2 million in civil claims and Ps.46.2 million in labor contingencies. The remaining corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2018, we had established a provision in the amount of Ps.106.5 million to cover contingencies for proceedings for which the risk of loss was deemed probable. As of December 31, 2017 and 2016, we had established a provision in the amount of Ps.118.8 million and Ps.112.5 million, respectively, to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2018, we also made judicial deposits in the amount of Ps.6.2 million, related to these proceedings.

As of December 31, 2018, there were no other material contingencies that could negatively impact our financial results.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2018
	Number of proceedings	Total Claims	Total Provisions
	(in millions of Ps.)
Labor and Social Security
Proceedings	160	143	48
Civil and other proceedings	253	221	59

Total	413	364	107

Damnificados Financieros Asociación Civil’s Class Action

In February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps.200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017, the Company appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017 we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 28, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). Based on our Argentine litigation counsel’s opinion, we believe that the chances of success of the claim against us are remote.

Antitrust Proceedings

CNDC Fine. In 1999, the CNDC, initiated administrative investigations against the largest Argentine cement companies, including Loma Negra, for alleged violations of Argentine antitrust regulations by means of an alleged mutual agreement among all companies to fix prices and to distribute the market share among themselves during the period from 1981 to 1999, causing a potential damage to the general economic interest. On July 25, 2005, the CNDC determined that Loma Negra and Cementos San Martín (a company acquired by, and merged into, Loma Negra in 1992), together with other cement companies, violated these regulations and imposed a fine against Loma Negra in the aggregate amount of Ps.167.2 million. This resolution by the CNDC was appealed and finally confirmed in 2013 by the Argentine National Supreme Court of Justice, and Loma Negra paid the fine.

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

CNDC Investigation—Competitive Conditions in Cement Market. On August 10, 2017, we were notified of a new administrative investigation initiated by the CNDC regarding competitive conditions in the cement market in Argentina. The CNDC has requested us to file several information and documentation related to products that we commercialized, being the last request of information received by the Company on February 22, 2019. The Company filed the requested information on March 13, 2019. As of the date of this annual report, the case remains under analysis by the CNDC.

Securities Complaints Commenced Against Loma Negra under US Jurisdiction

During 2018, two investors who purportedly purchased our ADSs pursuant or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO. A lawsuit does not become a class action unless and until the court enters an order certifying that the case satisfies certain criteria. As of the date of this annual report none of the complaints have been certified as class actions.

On June 21, 2018, plaintiff Dan Kohl filed a complaint in the Supreme Court of the State of New York, New York County, pursuant to Sections 11 and 15 of the Securities Act of 1933. The complaint also asserts claim against the underwriters of our IPO. The complaint alleges that our offering materials failed to disclose material facts and risks concerning our prospects for future growth. As a result of such alleged omissions, the plaintiff asserts that the price of our ADSs was artificially inflated. On March 13, 2019, we filed a motion to dismiss the complaint. As of the date of this report, Plaintiff has until May 10, 2019 to file an opposition to our motion to dismiss.

On December 5, 2018, plaintiff, Eugenio Carmona filed a complaint in the United States District Court for the Southern District of New York, pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. As well as the New York State Court complaint mentioned above, plaintiff also alleges that our offering materials failed to disclose material facts and risks concerning our prospects for future growth and that the price of our ADSs was artificially inflated. On February 25, 2019, the court appointed Sandor Karolyi as the lead plaintiff in the federal action.

On April 26, 2019, the lead plaintiff filed an amended class action complaint in the federal action. The amended complaint contains new factual allegations, as well as two new causes of action pursuant to Sections 10(b) and 20 of the Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The lead plaintiff brought these Exchange Act claims against Loma Negra and two of our board members, on behalf of purchasers who bought Loma Negra shares on the open market from November 2, 2017 to May 23, 2018. The new Exchange Act claims allege that our offering materials, and certain public filings and statements contain material misstatements and omissions concerning our prospects for future growth. As of the date of this report, we have until June 27, 2019 to file a motion to dismiss the federal action.

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

Reserve Accounts

Reserve accounts are comprised of the legal reserve, environmental reserve, reserve for future dividends, facultative reserve, reserve for cumulative translation differences and reserve for cash flow hedging, as determined at the shareholders’ meeting.

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

Facultative Reserve: we may reserve a portion of our net profit for future planned capital expenditures and other investments.

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

The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(in millions of Ps.)
Legal reserve	104.0	103.2	103.2
Environmental reserve	3.6	3.6	3.6
Future dividends reserve	30.1	30.1	1.6
Facultative reserve	2,142.7	—	—
Exchange differences on translating foreign operations	274.5	33.9	38.8
Total reserves	2,554.8	170.8	147.2

Payment of Dividends

Interest Attributable to Shareholders’ Equity

The following table sets forth our interest attributable to shareholders’ equity:

	For the year ended December 31,
	2018	2017	2016
	(in millions of Ps.)
Attributable to owners	15,178.7	13,138.2	7,617.8
Non-controlling interests	1,374.6	992.7	847.0

Total interest attributable to shareholders’ equity	16,553.2	14,130.9	8,464.8

Form of Payment

In general, Argentine foreign exchange regulations grant access to the MULC for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs, provided that the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with.

The shares underlying the ADSs are going to be held in Argentina by Caja de Valores, acting as the custodian agent for the ADS depositary. The ADS depositary will be the registered owner on the records of the registrar of our ordinary shares represented by ADSs and will act as the registrar of our ADSs. We will inform the Central Bank of the amount of our ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the MULC to pay dividends with respect to our ordinary shares and ordinary shares represented by ADSs, subject to certain structural restrictions as described further in “Key Information—Risk Factors—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.” Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares.

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

The annual shareholders’ meeting held on April 25, 2018, approved the allocation of the earnings for the year ended December 31, 2017 for the amount of Ps.1,590.2 million in the facultative reserve considering the current investment plan in property, plant and equipment.

The annual shareholders’ meeting held on April 25, 2019, approved the allocation of the retained earnings for the year ended December 31, 2018 for the amount of Ps.5,166.2 million in the facultative reserve considering the current investment plan in property, plant and equipment.

Contractual Limitations on Dividend Payments

Pursuant to several of our existing debt agreements, we are subject to various customary restrictions on the payment of dividends upon the occurrence of an event of default under such agreements or if such payment would otherwise be reasonably likely to result in an event of default.

The payment of cash dividends may be subject to additional tax considerations. For further information on the tax implications of dividend payments see “Item 10.E Additional Information—Taxation—Material Argentine Tax Considerations—Taxation on Dividends”.

B.	Significant Changes

Except as identified in this annual report, no undisclosed significant changes have occurred since the date of the consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The table below shows the high and low market prices in pesos for ordinary shares on the MERVAL for the periods indicated:

	Ps. Per Ordinary Share
Loma Negra C.I.A.S.A.	High	Low
2019
March.	105.00	87.00
February	98.90	85.15
January	100.00	79.00
2018
December.	84.90	71.20
November	86.00	65.05

Source: Thomson Reuters Eikon

The ordinary shares trade on the NYSE in the form of ADSs issued by Citibank, N.A., as depositary. Each ADS represents five ordinary shares. The table below shows the high and low market prices for the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Loma Negra C.I.A.S.A.	High	Low
2019
March.	13.18	10.44
February	13.34	10.89
January	13.44	10.57
2018
December.	11.50	9.50
November	11.90	9.11

Source: Thomson Reuters Eikon

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Description of Capital Stock

The following is a summary of our share capital and the rights of the holders of our ordinary shares that are material to an investment in the ordinary shares in the form of ADSs. These rights are set forth in our bylaws or are provided by Argentine corporate law and the rules and regulations of the CNV and the listing rules of BYMA. This summary does not purport to be complete and is qualified by reference to our by-laws, Argentine corporate law, the rules and regulations of the CNV and the listing rules of BYMA. For more complete information, you should read our bylaws, which are attached as an exhibit to the registration statement filed by us on Form F-1. For information on how to obtain a copy of our bylaws, please read “Documents on Display.”

General

We are a corporation organized as a Sociedad Anónima under the laws of Argentina on May 10, 1926 and registered with the Public Registry of Commerce of the Province of Buenos Aires (Azul) on August 5, 1926. The resolution of the board of directors dated July 4, 2018 approved the change of the Company’s principal executive offices to Boulevard Cecilia Grierson 355, 4th floor, City of Buenos Aires. This resolution have been registered before the Public Registry of Commerce of the City of Buenos Aires on October 1st, 2018 under No. 18553, Book No. 91, Volume – of corporations.

Our share capital as of December 31, 2018 consisted of Ps.59,602,649, represented by 596,026,490 ordinary, book entry shares, with a par value of Ps.0.10 per share and each entitled to one vote. All outstanding shares are fully paid as of the date of this annual report.

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

Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation (except where the shares to be received by our sharehoders are admitted to public offering or are listed), a fundamental change in our corporate purpose, change of our domicile outside of Argentina, withdrawal, denial or voluntary retirement from public offering or delisting, our continuation in the case of withdrawal of the authorization to perform activities or cancelation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.

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

Under Section 194 of the Argentine General Companies Law, the right to preemptive subscription must be exercised within thirty days following the announcement to the shareholders that they can exercise their rights. Such announcement must be published for a period of three days in the Official Gazette of the Republic of Argentina and in an Argentine newspaper of wide circulation. According to the Argentine General Companies Law, companies admitted to the public offering regime may, upon authorization of an extraordinary shareholders’ meeting, reduce this period to ten days. However, pursuant to the Capital Markets Law, in the event of a capital increase by means of shares offered to the public (i) preemptive rights will be excercised within the public offering placement process described in the offering plan of distribution, provided that (a) the issuer’s by-laws include an express provision to this effect (as it is the case of our by-laws); and (b) the shareholders’ meeting approving the capital increase approves the exercise of the preemptive rights through such process; and (ii) except expressly provided in the issuer’s by-laws (as it is not the case of our by-laws), the shareholders exercising the preemptive right will not enjoy accretion rights. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. In addition, holders of ADSs wishing to exercise their preemptive rights in connection with our ordinary shares underlying their ADSs directly will have to request to the depositary of the ADSs the cancellation of their ADSs and the release and delivery of the underlying ordinary shares, for which purposes, holders of the ADSs will need to have a custody account with Caja de Valores, or other custody account in Argentina.

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

Form and Transfer of Shares

Our current share capital is represented by book-entry shares. The registry for our ordinary shares is maintained by Caja de Valores in Argentina. Only those persons whose names appear on such share registry are recognized as owners of our ordinary shares. Transfers, encumbrances and liens on our ordinary shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place. If the share registry is not properly updated, investors will have a claim for proper registration and damages, if applicable, against the registrar.

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

Mandatory Public Offers Required Pursuant to Argentine Capital Markets Law and the CNV Rules

Mandatory Public Offer in the Case of Significant Acquisition of Our Capital Stock and Votes

Pursuant to Law No. 27,440 and General Resolution No. 779/2018, the regulations on tender offers were substantially modified. This Resolution eliminates the mandatory partial tender offer in the event of an acquisition of a “significant interest” in the capital stock of a listed company that does not imply an acquisition of a controlling interest in the target listed company.

The Resolution provides that a mandatory public offer is required to be made by a person who has effectively reached the control of a listed company (i) through the acquisition of shares or securities that grant, directly or indirectly, voting rights in said company; (ii) through agreements with other holders of securities that, in a concerted manner, grant the necessary votes to control the corporate resolutions in ordinary meetings, or to elect or revoke the majority of the board members or members of the supervisory committee, or to establish a common policy with regards to management or whose purpose is to significantly influence the same, as well as, any other agreement that, with the same purpose, regulates the exercise of the right to vote in the management body or in whom it delegates the management; or (iii) indirectly or as a result of a corporate reorganization process.

Pursuant to the Argentine Capital Markets Law, a person will have, individually or together with other persons, a controlling interest when: (i) directly or indirectly reach a percentage of voting rights equal to, or greater than, 50%, excluding from the calculation those shares that belong, directly or indirectly, to the affected company; or (ii) have obtained less than 50% of the voting rights but act as a controlling shareholder (understood as any person which, directly or indirectly, owns, individually or jointly, a participation that grants the necessary votes to control the corporate resolutions in ordinary shareholders’ meetings, or to appoint or remove the majority of the members of the board of directors or supervisory committee).

Among the assumptions of concerted action, to those already provided for in the CNV rules, the Resolution incorporates the assumption of concerted action in the case of shareholders agreements that allow appointing directors or resolving main matters of the operation of the target company.

The Argentine Capital Markets Law provides that the OPA procedure will be conducted after the acquisition of control. The deadline for submitting the offer is one month as from the date when the controlling interest is obtained. Listed companies that resolve to delist their shares from the public offering regime must launch a mandatory tender offer to acquire their shares, subscription rights, and bonds convertible into shares or share options. In the event of a breach of the obligation to make a mandatory OPA, with prior notice to the obligors, the CNV will resolve for the auctioning of the acquired shares, and may suspend the political rights of the person obliged to launch the tender offer, who will also be subject to the penalties provided by the Argentine Capital Markets Law.

For mandatory tender offer bids due to an acquisition of a controlling interest, the Argentine Capital Markets Law, regulated by the Resolution, establishes that the “equitable price” offered must be the highest of: (i) the highest price that the offeror would have paid or agreed for the securities subject to the bid during the 12 months prior to the date of the agreement or payment that allowed the control participation to be reached; and (ii) the average price of the securities subject to the offer during the semester immediately prior to the date of the announcement of the transaction by which the change in the controlling interest is agreed upon. This last guideline does not apply when the percentage of shares listed on a market authorized by the CNV represents at least 25% of the capital stock of the issuer and the liquidity conditions provided by the Resolution are met.

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

In the case of mandatory OPAs due to squeeze-out or delisting, the Argentine Capital Markets Law establishes that the following price criteria must be considered: (i) the highest price that the offeror would have paid or agreed for the securities subject to the offer during the 12 months prior to the request of the minority shareholder or unilateral declaration of acquisition in squeeze-out cases or from delisting resolution; (ii) the average price of the securities subject to the offer during the semester immediately prior to the request of the minority shareholder or unilateral declaration of acquisition in squeeze-out cases or as of the delisting resolution; (iii) the equity value of the shares, considering a delisting special balance, if applicable; (iv) the value of the company calculated according to criteria of discounted cash flows and/or indicators applicable to comparable companies or businesses; and (v) the liquidation value of the company. In these cases, the “equitable price” must never be lower than the higher of those indicated in points (i) and (ii) of this paragraph.

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

Public Offer for Sale (OPV)

OPV or “Oferta Pública de Venta” is defined as the market transaction by which a human or legal person, acting individually or in concert with other persons, irrevocably offers the sale of shares with voting rights of a listed company, for a pre-fixed term, and subject to a special procedure to control the terms and conditions of the offer.

Competing offers

The Resolution establishes new conditions, terms and procedures for the authorization of competing tender offer bids. Such tender offer bids must comply with the general provisions applicable to OPAs and with the following conditions: (i) they must be submitted up to 5 calendar days prior to the end date of the initial offer acceptance period; (ii) they must be directed to an equal or greater number of securities; (iii) they must improve the previous offer by raising by 15% the value of the consideration offered or by extending the offer to a higher number of securities, as the case may be. In the event that the acceptance period of the preceding offer ends before the competing offer, the term of the preceding one must be extended until the expiration of the competitor’s term.

The initial offeror will have a term of 7 calendar days from the announcement of the competing offer to ratify or improve its offer. The authorization of the competing offer allows the initial offeror to desist from its offer.

Jurisdiction and Arbitration

Pursuant to article 46 of Law No. 26,831, companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market (in this case, the Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires, or any successor thereof) for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims (or challenge any arbitral award, as provided by Sections 758 and 760 of the Argentine Code of Civil and Commercial Procedure) to the competent courts of Argentina. In case that the applicable laws provide for the accumulation of claims related to the same subject matter, such accumulation will be subject to the jurisdiction of the judicial courts.

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

In addition, effective October 1, 2018, the BCRA defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at Ps.34 per U.S. dollar in the lower bound and Ps.44 per U.S. dollar in the upper bound. Such rates are adjusted daily; provided that beyond the upper bound, the BCRA may sell foreign currency for a daily amount of up to US$150 million, and beyond the lower bound, the BCRA may increase the monetary base backed with the increase of the federal reserves. As of the date of this annual report, the non-intervention zones were fixed at Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. In addition, from April 15, 2019 the BCRA will offer to sell up to US$60 million on two daily auctions up to an aggregate of US$9,600 from the funds disbursed by the IMF. See “Item 3.D Key Information—Risk Factors—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Additional Information—Exchange Controls”. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is within $51,448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above $51,448, the BCRA will increase from USD 150 to USD 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirms its decision not to buy foreign currency until June 2019 if the exchange rate is below $39,755.

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

Taxation

The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder. This summary is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax adviser about the particular Argentine and United States federal income tax consequences to it of an investment in our ordinary shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, Citibank, N.A, as depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

The following opinion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this annual report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. This section is the opinion of the law firm Marval, O’Farrell & Mairal, insofar as it relates to matters of Argentine tax law, of the material Argentine tax considerations relating to the purchase, ownership and disposition of our ordinary shares or ADSs. This opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders should carefully read “Key Information—Risk Factors–Risks Relating to the Offering, Our Ordinary Shares and the ADSs– Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs.” Holders are encouraged to consult their tax advisers regarding the tax treatment of our ordinary shares and ADSs as it relates to their particular situation.

Taxation on Dividends

The following rules apply to dividends paid to resident individuals and non-residents individuals or entities: (i) exempt from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018 except if the Equalization Tax applies (as explained below); (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018 through fiscal years beginning on or after January 1, 2019; (iii) subject to a 13% income tax withholding rate if paid out of income generated on or after fiscal year beginning on or after January 1, 2020. This withholding rate might be lower if the holder of our ordinary shares or ADSs is resident of a country which signed a treaty to avoid double taxation with Argentina, and meets all the substantial and formal requirements for such treaty to apply.

The Equalization Tax is only applicable to dividend distributions paid out of income generated on fiscal years beginning before January 1, 2018, and to the extent that dividends distributed were greater than the income determined according to the application of the Argentine income tax law, accumulated at the fiscal year immediately preceding the year in which the distribution is made, referred to as “Taxable Accumulated Income” The Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend.

Capital Gains

Gains derived from the transfer of shares, quotas, representative securities and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax regardless of the type of beneficiary who obtains the income.

Capital gains realized by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or representative securities are subject to income tax at the rate of 30% on net profit (the rate will be decreased to 25% for income generated on fiscal years beginning on or after January 1, 2020). Losses from a previous fiscal year as a result of the disposition of shares can only be applied and compensated against net gains resulting from the same kind of transaction, and these losses can be carried forward for five fiscal years.

Capital gains realized by individuals resident in Argentina from the sale of shares and other securities is subject to income tax at a 15% rate on the capital gain, unless such securities were traded in stock markets and/or have public offering authorization issued by the CNV, in which case an exemption applies to the extent certain conditions are met.

The abovementioned exemption applies to non-resident beneficiaries as well beginning on December 29, 2017. For transactions not covered by the exemption (transactions concluded before December 29, 2017 or the sale of stock not traded in a stock markets and/or with public offering authorization issued by the CNV), the gain derived from the disposition of shares and representative securities by non-residents is subject to Argentine income tax at a rate of 15% either (i) on the net amount resulting from deducting from the sale price of the shares, the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, as well as the deductions admitted by the Argentine income tax law or (ii) on the net presumed income provided by the Argentine income tax law for this type of transaction (i.e., 90%), which results in an effective rate of 13.5% of the sales price. For transactions concluded before December 29, 2017, the Argentine income tax law (the “ITL”) established that the purchaser who was not a resident of Argentina was responsible for paying the applicable capital gains tax. For transactions concluded after December 29, 2017, if the exemption does not apply, the buyer resident in Argentina is responsible for making the withholding. Instead, if the buyer is not resident in Argentina, the seller is responsible for paying the tax through its legal representative in Argentina or international wire transfer if it has no representative domiciled in Argentina. Until April 26, 2018, there was no payment mechanism in place for non-resident purchasers or sellers to pay the capital gains tax. Beginning on April 26, 2018, a payment mechanism has been implemented. For transactions concluded before April 26, 2018, the capital gains tax was due in June 2018.

The exemption mentioned in the prior paragraph is not applicable if the foreign beneficiary is resident in a “non-cooperative jurisdiction” or the invested funds come from one of such jurisdictions. Law 27,430 amended section 15 of the ITL, which defines them as any jurisdiction or country that: (i) has not signed an information exchange agreement with Argentina; (ii) has not signed a treaty to avoid double taxation with Argentina; or (iii) has signed either an agreement or convention but does not comply with its obligation to share information with Argentina. According to the ITL, the Executive Branch will be responsible for issuing this “black list” of non-cooperative jurisdictions. However, as such black list has not been issued yet, the “white list” of cooperative jurisdictions which can be checked in the Argentine tax Authority’s website is still applicable.1 If, for this reason the exemption is not applicable, the applicable rate is 35% on the net presumed income of 90%, thus the effective withholding rate is 31.5%.

Before the enactment of the latest tax reform, which entered into effect on December 29, 2017, the tax treatment applicable to gains realized by beneficiaries who were residents and not residents of Argentina from the sale of ADSs was open to interpretation and it may not have been uniform under the amended Argentine ITL. Possible variations in the treatment of the ADSs for income tax purposes can affect both residents and non-resident of Argentina holders of ADSs. As of the date of this annual report, there are no administrative or judicial decisions clarifying the ambiguity of the law regarding the source of income originated in the sale of ADSs. However, beginning on December 29, 2017, it is clear that the sale of ADSs by non-residents would be subject to Income Tax in Argentina unless the underlying shares are covered by the exemption explained above.

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

Tax on Debits and Credits on Argentine Bank Accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts and taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit against income tax or tax on presumed minimum income. When financial institutions governed by Law No. 21,526 make payments acting in their own name and on their own behalf, the application of this tax is restricted only to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions. Recently, Law No. 27,264 increased the creditable portion of the tax to 100% for small-sized companies and to 50% to medium-sized companies registered as a Small and Medium Enterprises. Also, Law 27,432, in force since January 2018, establishes that the Argentine government may prescribe that a percentage of the tax on debits and credits to bank accounts that, as of the date of effectiveness of such law, was not considered computable as an advanced payment of the income tax shall be gradually reduced up to 20% per year starting on January 1, 2018. Furthermore, the

[1]	http://www.afip.gob.ar/jurisdiccionesCooperantes/#ver

Argentine government may establish that the tax on debits and credits to bank accounts shall be considered entirely computed as an advanced payment of the income tax in 2022.

According to Decree 409/2018 (Published in the Official Gazette on May 7, 2018) the owners of bank accounts on which the tax is levied may compute 33% of the amounts paid under this tax –generated both on debited and credited amounts– as a payment on account of the income tax, tax on minimum presumed income and/or the special contribution on cooperative capital. The amount not computed may not be subject, under any circumstances, to compensation with other taxes borne by the taxpayer or be reimbursed or transferred to third parties, and may be transferred, until exhaustion, to other fiscal periods of the aforementioned taxes. The amount computed as a tax credit cannot be deducted for income tax purposes.

Tax on Minimum Presumed Income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of Ps.200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following 10 fiscal years. Shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax. The tax on minimum presumed income is abrogated for tax years starting on January 1, 2019 (Law 27,260).

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

Tax duties exemption on imports under the Mining Investment Regime and the Large Investment Projects Regime

The Mining Investment Regime set forth by Law 24,196 (as amended and supplemented) promotes investment in capital goods by exemptions on import duties and accelerated depreciation on income tax on imports of capital goods.

Pursuant to the Large Investment Projects Regime set forth by Resolution No. 256/2000, issued by the former Ministry of Economy (as amended), imports of production lines to enhance the production process and involving the process since the raw material enter the production line and until the final product is produced, are also subject to a promotional regime. Applicants must present a project (which, among other things, must include a commitment to acquire up to 20% of the projects’ value in national goods), and which, upon approval, provides for a two-year term import duties exemption on such goods, subject to verification of the goods use.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our ordinary shares, except for the court tax applicable in inheritance or succession processes which, if the proceedings is brought before a court sitting in the City of Buenos Aires, will be levied at 1.5% on the assets of the estate. Such rate will vary in each jurisdiction. The Province of Buenos Aires establishes a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our ordinary shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

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

Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below under “Passive Foreign Investment Company Rules,” the Company does not believe it was a PFIC for the taxable year ending December 31, 2018 and does not expect to be a PFIC for the foreseeable future. Based on existing guidance, it is not entirely clear whether dividends received with respect to ordinary shares will be treated as qualified dividends, because the ordinary shares are not themselves listed on a U.S. exchange. U.S. Holders of ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Based upon the composition of its income, its assets and the nature of its business, the Company does not believe it was a PFIC for the taxable year ending December 31, 2018 and does not expect to be a PFIC for the current year or the foreseeable future. There can be no assurance, however, that the Company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within the Company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company were a PFIC in any taxable year, materially adverse U.S. federal income consequences could result for U.S. Holders. If the Company were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gains recognized by such U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If the Company is classified as a PFIC in any year that a U.S. Holder is a shareholder, the Company generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if the Company ceases to satisfy the requirements of being a PFIC. If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an annual Internal Revenue Service (“IRS”) Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.

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

We will post our annual reports filed with the SEC on our website at http://www.lomanegra.com. The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We will also furnish hard copies of such reports to our shareholders free of charge upon written request.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility that changes in interest rate or exchange rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Liquidity risk is the risk of us not complying with all of our obligations as a result of a decrease in the fair value of our investments, an excessive concentration of liabilities from a particular source, the mismatch between assets and liabilities, the lack of liquidity of assets or the funding of long term assets with short-term liabilities, among other possible risks. We could enter into derivatives and other financial instruments for purposes other than trading, in order to manage and reduce the impact of fluctuations in foreign currency exchange rates. These instruments are intended to reduce the impacts of any devaluation of the peso against the U.S. dollar and any increase in international interest rates on U.S. dollar liabilities.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2018, our total outstanding borrowings on a consolidated basis was Ps.5,962.7 million, of which Ps.3.013.9 million, or 51%, bore interest at floating rates, including Ps.60.5 million of peso-denominated indebtedness that bore interest at rates based on the BADLAR rate or BADLAR private corrected rate, and Ps.2,424.8 million of U.S. dollar-denominated indebtedness that bore interest at rates based on the LIBOR rate.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2018 were 1.0% higher than the average interest rate during such period, our financial expenses during the year ended December 31, 2018 would have increased by approximately Ps.2.1 million.

In the event that the average LIBOR rate applicable to our financial liabilities during the year ended December 31, 2018 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 0.8 million.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2018, our consolidated foreign currency-denominated borrowings was Ps.5,057.9 million, 48% of which was denominated in U.S. dollars and 52% was denominated in Guaraníes. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions and multi-laterals.

As of December 31, 2018 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25.0% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2018, our U.S. dollar-denominated indebtedness as of December 31, 2018 would have increased by approximately Ps.1.3 million.

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

We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. However, as of December 31, 2018, our consolidated financial statements reflected a negative working capital balance of Ps.703.9 million. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements.

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Argentina (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax, transmissions and for delivery of securities.

•	Fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

•	Any applicable fees and penalties thereon.

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

The fees and charges may be required to be pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

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

The registration statement on Form F-1 (File No.333-220347) filed by us in connection with the initial public offering was declared effective on October 31, 2017. An aggregate of 288,650,000 ordinary shares were registered and sold pursuant to the registration statement. The aggregate price of the offering amount registered and sold was US$1,097 million.

The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to approximately US$106 million. As we had initially planned, as of December 31, 2018, we have allocated approximately US$97 million of this net proceeds received by us from our initial public offering to the current investment plan in our L’Amalí plant.

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

Attestation report of the registered public accounting firm

Not applicable.

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2018

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Carlos Boero Hughes and Diana Mondino, who are currently serving on our Audit Committee, are “audit committee financial experts” as defined by the SEC’s rules, have the requisite accounting or related financial management expertise under the rules of the NYSE and are independent under CNV regulations, Rule 10A-3 and the applicable NYSE standards. Mr. Hughes’s and Ms. Mondino’s biographical information is included in “Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

As of August 28, 2018 Loma Negra adopted, communicated and upload on DMS the new version of the Code of Ethics, named Code of Business Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Business Conduct is posted on the Company’s web site at: http://www.lomanegra.com/en/who-we-are/ethics/. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. In addition, we did not grant any waivers to our Code of Business Conduct during the year ended December 31, 2018. Copy of our Code of Business Conduct and Ethics is also available without charge upon request. Please make your request to investorrelations@lomanegra.com and we shall provide a copy as soon as possible. Our Code of Business Conduct is filed as an exhibit to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total amount billed to us and our subsidiaries by our independent registered public accounting firm, Deloitte & Co. S.A., during the fiscal years ended December 31, 2018 and 2017.

	2018	2017
	(in thousands of Ps.)
Audit Fees(1) (3)	25,860.1	15,738.4
Tax Fees(2) (3)	1,855.3	1,292.7

Total	27,715.4	17,031.1

(1)

Includes fees for services performed by our independent public accounting firm in connection with our annual Financial Statements audit and review of interim information; for the year ended December 31, 2017, including audit procedures related to the filing of our Form F-1.

(2)	Includes fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.
(3)	Historical figures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 25, 2019, at our annual shareholders’ meeting, our shareholders approved a proposal for the appointment of Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) as the independent registered public accounting firm of Loma Negra and its consolidated subsidiaries for the fiscal year beginning on January 1, 2019. Accordingly, Deloitte & Co. S.A. was not re-elected for another term and we replaced them for Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) as our independent registered public accounting firm on April 25, 2019.

The report of Deloitte & Co. S.A included in our financial statements as of and for the years ended December 31, 2018 and 2017 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement relating to the years ended December 31, 2018 and 2017 or any subsequent interim period preceding such dismissal with Deloitte & Co. S.A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Co. S.A, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to Deloitte & Co. S.A and requested that Deloitte & Co. S.A furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 26, 2019, is filed as an exhibit to this annual report.

Further, in the two years prior to December 31, 2018, we have not consulted with Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Loma Negra and it consolidated subsidiaries; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

•

Code of Business Conduct and Ethics. The NYSE rules require domestic listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We are currently subject to Loma Negra’s code of corporate conduct. Such Code of Bussiness Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. The Code of Business Conduct is available on our website at http://www.lomanegra.com.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Bylaws of the Registrant, as currently in effect, incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347)

2.1	Deposit Agreement dated as of November 3, 2017 among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 27, 2018

4.1	Offer from InterCement Portugal, S.A. (formerly, Cimpor—Serviços De Apoio à Gestão De Empresas S.A.), dated July 19, 2017, to provide services in connection with the transfer of technology and technical know-how relating to the designing and manufacturing of construction materials, incorporated by reference to Exhibit 10.3 to the Amendment No.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 27, 2017 (File No.333-220347)

8.1	List of Subsidiaries, incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347)

11.1	Code of Ethics

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith

15.1	Letter of Deloitte & Co. S.A. dated April 26, 2019 regarding change in the Registrant’s independent registered public accounting firm.

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2019	Loma Negra C.I.A.S.A.

/s/ Sergio you caD. Faifman
	Name:	Sergio D. Faifman
	Title:	Chief Executive Officer

/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Application of IAS 29 – Financial Reporting in Hyperinflationary economies

As discussed in Note 2.2 to the accompanying consolidated financial statements, the Company has applied IAS 29, due to the presence of high-inflation indicators in Argentina.

Basis for Opinion

The accompanying consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 25, 2019

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2018	12.31.2017	12.31.2016
Net revenue	5	26,806,931,524	24,838,612,883	19,334,389,117
Cost of sales	6	(19,982,794,052)	(18,509,939,802)	(15,154,175,473)

Gross profit		6,824,137,472	6,328,673,081	4,180,213,644

Share of profit (loss) of associates	16.3	—	—	76,243,433
Selling and administrative expenses	7	(1,934,080,499)	(1,969,073,208)	(1,856,769,603)
Other gains and losses	8	109,259,420	116,355,791	231,622,904

Tax on debits and credits to bank accounts	9	(254,200,939)	(304,817,393)	(277,325,855)

FINANCE COSTS, NET
Exchange rate differences	10	(1,241,872,624)	(124,425,132)	(209,421,741)
Gain on net monetary position		213,728,844	342,273,974	218,369,511
Financial income	10	26,911,769	28,278,507	65,733,795
Financial expenses	10	(661,346,403)	(517,523,474)	(492,039,946)

Profit before tax		3,082,537,040	3,899,742,146	1,936,626,142

INCOME TAX EXPENSE
Current	11	(1,049,399,775)	(1,062,455,589)	(470,613,337)
Deferred	11	(82,555,558)	840,509,392	(179,209,747)

NET PROFIT FOR THE YEAR		1,950,581,707	3,677,795,949	1,286,803,058

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	24	471,709,769	(9,597,263)	(60,098,536)
Cash flow hedges (1)	24	—	—	(134,910,246)

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME		471,709,769	(9,597,263)	(195,008,782)

TOTAL COMPREHENSIVE INCOME		2,422,291,476	3,668,198,686	1,091,794,276

Net Profit for the year attributable to:
Owners of the Company		1,799,871,980	3,509,779,198	1,270,870,542
Non-controlling interests		150,709,727	168,016,751	15,932,516

NET PROFIT		1,950,581,707	3,677,795,949	1,286,803,058

Total comprehensive income attributable to:
Owners of the Company		2,040,451,837	3,504,884,434	1,075,861,760
Non-controlling interests		381,839,639	163,314,252	15,932,516

TOTAL COMPREHENSIVE INCOME		2,422,291,476	3,668,198,686	1,091,794,276

Earnings per share (basic and diluted):	12	3.0198	6.1464	2.2452

(1)	Net of income tax effect (Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2018	12.31.2017
ASSETS
Non-current assets
Property, plant and equipment	13	21,877,937,396	18,310,023,378
Intangible assets	14	218,534,693	224,682,237
Investments	15	1,661,984	2,453,846
Goodwill	17	16,577,250	16,577,250
Inventories	18	677,267,295	635,483,801
Other receivables	20	942,236,337	214,344,022
Trade accounts receivable	21	4,049,342	—

Total non-current assets		23,738,264,297	19,403,564,534

Current assets
Inventories	18	3,777,797,369	3,195,131,937
Other receivables	20	383,289,600	366,973,120
Trade accounts receivable	21	2,064,627,828	1,865,369,895
Investments	15	2,095,150,895	4,415,951,166
Cash and banks	22	806,708,433	278,717,518

Total current assets		9,127,574,125	10,122,143,636

Total assets		32,865,838,422	29,525,708,170

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2018	12.31.2017
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	7,185,726,939	7,185,726,939
Reserves		2,280,327,615	136,865,757
Retained earnings		5,438,107,418	5,781,697,296
Accumulated other comprehensive income	24	274,489,686	33,909,829

Equity attributable to the owners of the Company		15,178,651,658	13,138,199,821

Non-controlling interests	16	1,374,578,107	992,738,468

Total shareholders’ equity		16,553,229,765	14,130,938,289

LIABILITIES
Non-current liabilities
Borrowings	25	2,607,359,542	3,845,105,806
Accounts payable	26	387,161,929	105,402,112
Provisions	27	292,635,253	237,851,125
Tax liabilities	28	—	505,256
Other liabilities	29	7,900,093	23,240,492
Deferred tax liabilities	11	3,186,099,237	3,100,058,633

Total non-current liabilities		6,481,156,054	7,312,163,424

Current liabilities
Borrowings	25	3,355,317,884	2,597,969,452
Accounts payable	26	4,853,225,349	3,486,711,682
Advances from customers		168,655,637	304,681,544
Salaries and social security payables		633,912,846	799,986,781
Tax liabilities	28	779,550,251	846,133,165
Other liabilities	29	40,790,636	47,123,833

Total current liabilities		9,831,452,603	8,082,606,457

Total liabilities		16,312,608,657	15,394,769,881

Total shareholders’ equity and liabilities		32,865,838,422	29,525,708,170

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Owners´ contributions					Reserves				Accumulated other comprehensive income
	Capital stock	Adjustment to Capital	Share premium	Other capital adjustments	Merger Premium	Legal reserve	Environmental reserve	Facultative reserve	Future dividends reserve	Exchange differences on translating foreign operations / Cash flow hedging reserve	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total
Balances as of January 1, 2016	56,602,649	2,233,241,965	2,103,321,500		748,383,542	103,158,151	3,581,947	—	1,034,035,487	233,813,375	2,745,500,578	9,261,639,194	184,043,941	9,445,683,135
Resolution of the Ordinary Shareholders’ Meeting held on March 23, 2016:
- Distribution of cash dividends											(944,044,322)	(944,044,322)		(944,044,322)
- Parial realease of optional reserve for future dividends								—	(1,032,390,689)			(1,032,390,689)		(1,032,390,689)
Other comprehensive income										(195,008,782)		(195,008,782)		(195,008,782)
Business combination under common control				(743,298,310)								(743,298,310)	647,052,929	(96,245,381)
Net profit for the year											1,270,870,542	1,270,870,542	15,932,516	1,286,803,058

Balances as of January 1, 2017	56,602,649	2,233,241,965	2,103,321,500	(743,298,310)	748,383,542	103,158,151	3,581,947	—	1,644,798	38,804,593	3,072,326,798	7,617,767,633	847,029,386	8,464,797,019
Resolution of the Ordinary Shareholders’ Meeting held on March 23, 2017:
- Distribution of cash dividends											(771,927,839)	(771,927,839)		(771,927,839)
- Increase in optional reserve for future dividends									28,480,861		(28,480,861)	—		—
Issuance of common stock from initial public offering, net of issuance costs	3,000,000	1,568,537	2,838,166,807									2,842,735,344		2,842,735,344
Other comprehensive income										(4,894,764)		(4,894,764)	(4,702,499)	(9,597,263)
Acquisition of Cofesur S.A.U. shares				(55,259,751)								(55,259,751)	(17,605,170)	(72,864,921)
Net profit for the year											3,509,779,198	3,509,779,198	168,016,751	3,677,795,949

Balances as of January 1, 2018	59,602,649	2,234,810,502	4,941,488,307	(798,558,061)	748,383,542	103,158,151	3,581,947	—	30,125,659	33,909,829	5,781,697,296	13,138,199,821	992,738,468	14,130,938,289
Resolution of the Ordinary Shareholders’ Meeting held on April 25, 2018:
- Increase in Legal reserve						808,425					(808,425)			—
- Increase in Facultative reserve								2,142,653,433			(2,142,653,433)			—
- Absorption of Other capital adjustments			(798,558,061)	798,558,061
Other comprehensive income										240,579,857		240,579,857	231,129,912	471,709,769
Net profit for the year											1,799,871,980	1,799,871,980	150,709,727	1,950,581,707

Balances as of December 31, 2018	59,602,649	2,234,810,502	4,142,930,246	—	748,383,542	103,966,576	3,581,947	2,142,653,433	30,125,659	274,489,686	5,438,107,418	15,178,651,658	1,374,578,107	16,553,229,765

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Note	12.31.2018	12.31.2017	12.31.2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year		1,950,581,707	3,677,795,949	1,286,803,058
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense		1,131,955,333	221,946,198	649,823,084
Depreciation and amortization		2,121,389,879	1,742,376,905	1,797,588,261
Provisions		70,564,176	38,230,361	10,912,659
Interest		416,034,778	378,973,612	298,049,800
Share of profit (loss) of associates		—	—	(76,243,433)
Investment income recognized in profit		—	8,662,979	72,404,397
Exchange rate differences		175,129,891	(254,305,002)	(15,384,397)
Others		(5,618,854)	—	—
Gain on disposal of Property, plant and equipment		(16,851,191)	(7,576,956)	(61,818,196)
Changes in operating assets and liabilities
Inventories		(391,110,755)	395,110,160	(486,691,497)
Other receivables		30,387,553	98,754,511	(400,477,068)
Trade accounts receivable		(708,537,181)	(830,626,094)	(364,423,422)
Advances from customers		(100,429,265)	133,465,893	25,359,612
Accounts payable		667,425,624	95,013,164	1,165,368,907
Salaries and social security payables		67,058,995	244,628,491	210,469,085
Provisions		(110,783,802)	(41,582,654)	(40,869,592)
Tax liabilities		(35,831,578)	(15,204,821)	168,564,819
Other liabilities		216,533,656	(19,342,891)	68,559,734
Gain on net monetary position		(213,728,844)	(342,273,972)	(218,369,509)

Cash generated by operations		5,264,170,122	5,524,045,833	4,089,626,302
Income tax paid		(1,085,399,660)	(447,075,001)	(416,800,400)

Net cash generated by operating activities		4,178,770,462	5,076,970,832	3,672,825,902

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment		4,982,456	24,880,158	49,148,717
Payments to acquire Property, plant and equipment		(3,416,958,950)	(2,216,628,238)	(1,638,802,425)
Payments to acquire intangible assets		(22,472,093)	(45,973,237)	(58,567,174)
Advance payments to acquire Property, plant and equipment		(743,192,153)	—	—
Interest received		—	54,411,343	—
Contributions to F.F.F.S.F.I.		(46,267,586)	(45,503,852)	(47,667,549)
Cash from business combinations under common control	16.2	—	—	383,117,765

Net cash used in investing activities		(4,223,908,326)	(2,228,813,826)	(1,312,770,666)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		1,449,050,076	4,796,517,511	3,254,318,553
Interest paid		(924,237,440)	(853,414,310)	(1,184,736,811)
Dividends paid		—	(771,495,750)	(2,119,511,043)
Repayment of borrowings		(2,915,170,732)	(5,702,182,604)	(1,630,895,342)
Proceeds from initial public offering, net of issuance costs		—	2,842,735,345	—

Net cash generated by (used in) financing activities		(2,390,358,096)	312,160,192	(1,680,824,643)

Net increase (decrease) in cash and cash equivalents		(2,435,495,960)	3,160,317,198	679,230,593
Cash and cash equivalents at the beginning of the year	30	4,694,668,684	1,480,095,848	814,392,377
Effect of translation in homogeneous cash currency		(97,896,006)	(50,926,966)	(53,392,758)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency		740,582,610	105,182,604	39,865,636

Cash and cash equivalents at the end of the year	30	2,901,859,328	4,694,668,684	1,480,095,848

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

1.	LEGAL INFORMATION

Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, the “Company” or “the Group”) is a stock company organized according to Argentine Law.

Legal address

The address of its registered office is Boulevard Cecilia Grierson 355 – 4th Floor, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 94, which began on January 1, 2018.

Principal business of the Company:

The main activity of the Company is the manufacturing and marketing of cement and its by-products, and also the exploration of mineral resources that are used in the production process.

The Company has 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. It also has 20 concrete plants.

In addition, the Company, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions in the Bidding Terms and Conditions and the Concession Agreement.

The Company also owns Recycomb S.A.U., a corporation engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and Yguazú Cementos S.A., a company organized in the Republic of Paraguay dedicated to the manufacture and marketing of cement.

Date of registration in the Public Registry of Commerce and General Inspection of Justice

Inscription of the bylaws: August 5th, 1926 under No 38, Book 46 of Companies.

Last amendment registered to the bylaws: August 29th, 2017, under No 17557 Book 85 of Companies by shares.

Correlative Number of Registration with the Inspección General de Justicia: 1,914,357.

Tax identification number (CUIT): 30-50053085-1.

Date of expiration: July 3rd, 2116.

The Company was founded in 1926 and on August 5, 1926 it was registered as a “sociedad anónima” (stock company according to Argentine Law), originally under the name “Compañía Argentina Ganadera Agrícola Comercial e Industrial S.A.” being registered with the Public Registry of Commerce of Azul, Province of Buenos Aires, under the Number 38, Folio 46. On August 25, 1927, the Company adopted its current name and on August 27, 1984, the Company was also registered with the General Office of Legal Entities of the Province of Buenos Aires under the Number 747. The Company´s date of expiration is July 3, 2116. The Ordinary and Extraordinary General Assembly of July 3, 2017 resolved: i) to transfer the legal address of the Company from Cuartel No. VIII Loma Negra, Olavarría, Province of Buenos Aires to Reconquista 1088 - 7th floor, City of Buenos Aires, place where the central administration office was located, ii) extend the period of duration of the Company expiring accordingly on July 3, 2116, iii) update the corporate purpose that according to Article 4 of its bylaws, includes the execution of commercial, industrial, real estate and financial activities, being also authorized to mining activities and construction industry as well as being the concessionaire of transportation concessions and public services, iv) replacing the nominative shares by book entry and its reduction of nominal value, v) update and adapt the operation of the administration to the public offering regime, vi) creation of the auditing committee,

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

vii) updating and adaptation of the Supervisory Committee, viii) updating and adaptation of the functioning of the governing body to the public offering regime and other updates. On August 29, 2017, said modifications were registered in the General Inspection of Justice (“I.G.J.”) under Number 17557 of book 85, volume - of companies by shares. The correlative number of I.G.J. of the Company is 1,914,357.

Parent company

As of December 31, 2017, the parent company was Loma Negra Holding GmbH, with 51.0437% of the Company’s shares and votes.

On October 25, 2018, Loma Negra Holding GmbH transferred all of all its shares in Loma Negra C.I.A.S.A. in favor of its 100% direct parent company, Cauê Austria Holding GmbH. The ultimate parent company is MOVER Participações S.A.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Statement of compliance with the International Financial Reporting Standards (IFRS) and bases of preparation of these financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29 (“IAS 29”).

For comparative purposes, these Consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2017 and 2016, which are an integral part of the above-mentioned Consolidated financial statements and are presented in order for them to be solely interpreted in conformity with the figures and other details corresponding to this fiscal year. These figures have been restated in this fiscal year’s end-of-period currency in the manner described in the following paragraph, in order to permit comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year.

These consolidated financial statements have been approved by the Board of Directors in the meeting held on April 25, 2019.

2.2 Financial information presented in constant currency

Inflation levels in Argentina have been high these past years and the inflation rate accumulated over these past three years has exceeded 100% without the expectation of a significant decrease in the short-term. In addition, the presence of high-inflation qualitative indicators set forth in the International Accounting Standard No. 29 (IAS 29) showed concurrent evidence. For all these reasons on September 29, 2018, The Argentine Federetion of Professional Councils in Economic Sciences (FACPCE) issued its Resolution JG No. 539/18, approved by Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) pursuant to the Resolution of the Board No. 107/18, setting forth, amongst other matters, that Argentina must be considered a hyperinflationary economy in the terms of professional accounting standards starting on July 1, 2018, in line with the opinion of international organizations.

IAS 29 sets forth that given a high inflation context, financial statements must be presented in a current unit of measurement, that is, in constant currency as of the end of the period being reported. This notwithstanding, the Company could not file its restated financial statements because Decree No. 664/03 of the Argentine Executive Branch prohibited governmental agencies (including the Argentine Securities Commission) from receiving financial statements adjusted to reflect the effects of inflation.

Pursuant to Law No. 27,468, published on December 4, 2018 in Argentina’s Official Gazette, the Argentine Executive Branch’s Decree 1269/02 and the decrees that later on modified it (including the Argentine Executive Branch’s Decree No. 664 already mentioned) were repealed. The provisions under Law No. 27,468 came into force on December 28, 2018,

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

which was the date of publication of the Argentine Securities Commission (CNV) General Resolution No. 777/18, which established that the annual financial statements for interim and special periods coming to a close as from December 31, 2018, inclusive, must be filed with such oversight agency in constant currency.

In accordance with IAS29, the amounts in the financial statements that have not been stated in currency current as at the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the Federation, resulting from combining national consumer prices published by INDEC starting on January 1, 2017 and, looking back, domestic wholesale prices (IPIM) prepared by said Institute or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate these financial statements has been 47.65% in the fiscal year ended on December 31, 2018 and 24.80% in the preceding fiscal year.

Also, the Company applied the provisions of the guide issued by the FACPCE to apply IAS 29 in the first application of such standard.

Applicable accounting standards

The consolidated financial statements have been prepared on a historical cost basis, which has been restated in end-of-period currency in the case of non-monetary items, except for the revaluation of certain non-current assets and financial instruments, which are measured at the revalued amount or at fair value at the end of each fiscal year. Broadly speaking, historical cost stems from the fair value of the consideration given in exchange for the assets.

Fair value is the price that would be received if an asset were sold or the price that would be paid if a liability were transferred in a transaction ordered between market participants as of the date of measurement, irrespective of whether such price is directly observable or estimated using another valuation technique. Upon estimating the fair value of an asset or a liability, the Group takes into consideration the characteristics of the asset or the liability when market participants do take these features into consideration when valuing the asset or the liability at the date of measurement. Fair value for purposes of measurement and/or disclosure in these consolidated financial statements is determined on that basis, except for the transactions consisting in share-based payments that are within the scope of IFRS 2, lease transactions within the scope of IAS 17 and the measurements that have certain points in common with fair value but are not fair value such as net realization value in IAS2 or value in use in IAS36.

Besides, for financial reporting purposes, fair value measurements are categorized as Level 1, 2 or 3 on the basis of the degree to which fair value measurement inputs are observable and the impact of inputs for fair value measurements overall, which are described below:

•	Level 1 inputs are (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2018. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company´s consolidated financial statements.

New and amended IFRS Standards that are effective for the current year

Impact of initial application of IFRS 9 Financial Instruments

In the current year, the Group has applied IFRS 9 Financial Instruments (as revised in July 2014) and the related consequential amendments to other IFRS Standards that are effective for an annual period that begins on or after 1 January 2018. The transition provisions of IFRS 9 allow an entity not to restate comparatives. Accordingly the Group has elected not to restate comparatives in respect of the classification and measurement of financial instruments. The application of IFRS 9 does not have material impact on the Group´s consolidated financial statements.

Impact of initial application of IFRS 15 Revenue from Contracts with Customers

In the current year, the Group has applied IFRS 15 Revenue from Contracts with Customers (as amended in April 2016) which is effective for an annual period that begins on or after 1 January 2018. IFRS 15 introduced a 5-step approach to revenue recognition. The application of IFRS 15 does not have material impact on the Group´s consolidated financial statements.

In the current year, the Group has applied a number of amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after 1 January 2018. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIC 22 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (for example, a non-refundable deposit or deferred revenue). The Interpretation specifies that the date of transaction is the date on which the entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

•	New accounting pronouncements

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 16	Leases[1]
IFRIC 23	Uncertainty over Income Tax Treatments[1]
IFRS 17	Insurance Contracts
Amendments to IFRS 9[1]	Prepayment Features with Negative Compensation
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[1]
Amendments to IFRS 3 and11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[1]
Amendments to IAS 19	Employee benefits[1]
Amendments to IFRS 3[2]
Amendments to IAS 1 and IAS 8

Improvememts in the Conceptual Framework of IFRS Stnadards, including amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20 and IFRIC 222

[1]	Effective for annual periods beginning on or after January 1, 2019.
[2]	Effective for annual periods beginning on or after January 1, 2020.

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

Based on the analysis of the Company’s financial assets and financial liabilities as of December 31, 2018 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed a preliminary assessment of the impact of IFRS 9 to the Company’s consolidated financial statements as follows:

•	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39

•

Impairment: the Group expects to apply the simplified approach to recognize lifetime expected credit losses for is trade receivables, as required or permitted by IFRS 9. As regards to listed bonds, the directors of the Company consider that they have low credit risk given the credit rating. In relation to financial guarantees to related parties, the directors have assess that there is not an increase in the credit risk of these transactions

•

Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company’s consolidated financial statements

Based on these assessments, the directors do not anticipate that the application of IFRS 9 will have a material impact in the financial statements of the Company. It should be noted that the above assessment was made based on an analysis of the Company’s financial assets and financial liabilities as of December 31, 2018 on the bases of the facts and circumstances that existed at that date. This new standard is effective for periods beginning on or after January 1, 2018.

IFRS 16 issued in January 2016 specifies how issuers shall recognize, measure and disclose lease agreements in the financial statements. The standard sets forth that most of the lease agreements in lessees’ accounts are to be accounted for using a single model, suppressing the distinction between operating and financial leases. It also sets forth the duty to recognize the assets and liabilities corresponding to all the lease agreements except if the term of the lease is 12 months or less and/or except if the asset underlying the lease is low value. This notwithstanding, lessors’ accounts remain virtually unaltered and the distinction between operating and financial leases is kept.

IFRS 16 replaces IAS 17 and related interpretations. Besides, IFRS 16 enhances the information to be disclosed. IAS 17 does not demand recognition of rights of use or liabilities for future payments for these leases. If these agreements meet the criteria to be defined as leases under IFRS 16, the Company must recognize an asset for the right to use and a liability for them unless they can be classified as low value or short-term lease through the enforcement of IFRS 16. The standard comes into force for the annual periods starting on January 1, 2019 at the latest. Early enforcement is permitted if IFRS 15 has also been applied. The Company did not elect early enforcement and estimates an effect of more assets and liabilities for $296 million mainly as a result of leases of office space and office equipment.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

•

On June 7, 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments”, which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

•	Whether tax treatments should be considered collectively

•	Assumptions for taxation authorities’ examinations

•	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	The effect of changes in facts and circumstances

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements. The Company has not opted for early application.

•

The IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach. Since the Company is not engaged in Insurance Industry, Management of the Company does not anticipate that the application of these standard will have impact on the Group´s Consolidated Financial Statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The income (loss) of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the date of acquisition until the effective date of disposal, if applicable.

All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

Detailed below are the subsidiaries whose financial statements have been included in these consolidated financial statements:

	Main activity	Place of incorporation and principal place of business	% of direct and indirect equity interest as of
			12-31-2018	12-31-2017	12-31-2016
Subsidiaries:
Cofesur S.A.U. (1)	Holding	Argentina	100.00	100.00	97.64
Ferrosur Roca S.A. (2)	Train cargo transportation	Argentina	80.00	80.00	78.12
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
Yguazú Cementos S.A. (3)	Manufacture and marketing of cement and construction materials	Paraguay	51.00	51.00	51.00

(1)

As of December 2016, Loma Negra C.I.A.S.A. had advance funds for the purchase of an additional equity interest of 2.36%. This acquisition needed to be authorized by the Argentine State. On March 6, 2017, the transaction aforementioned was finally approved.

(2)	Controlled directly by Cofesur S.A.U.
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

a)	Yguazú Cementos S.A.

As of	12.31.2018	12.31.2017
Current assets (1)	1,278,327,160	730,825,333
Non-current assets	4,118,220,214	3,482,599,805
Current liabilities (2)	750,929,946	569,154,594
Non-current liabilities (2)	2,141,955,405	1,967,426,624
Equity attributable to the owners of the Company	1,276,909,432	855,218,394
Non-controlling interests	1,226,752,592	821,625,525

(1)	Includes 570,921,230 and 165,280,282 of cash and cash equivalents as of December 31, 2018 and December 31, 2017, respectively.
(2)	Includes the financial loans described in note 25.

The summarized figures presented for Yguazú Cementos S.A. as of December 31, 2018 (as a consolidated subsidiary) reflect the book values of the assets and liabilities (see Note 16.1) and adjustments to conform to the Company’s accounting policies.

For the year ended	12.31.2018	12.31.2017
Net revenue	2,341,209,828	1,701,773,301
Finance cost, net	(226,732,359)	(107,405,382)
Depreciation	(341,286,473)	(252,098,033)
Income tax	(31,734,545)	(18,184,484)
Profit for the year	355,108,341	325,840,272

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

For the year ended	12.31.2018	12.31.2017
Net cash generated by operating activities	752,656,876	414,108,341
Net cash used in investing activities	(79,747,134)	(82,487,836)
Net cash used in financing activities	(315,318,864)	(543,362,464)

b)	Ferrosur Roca S.A.

As of	12.31.2018	12.31.2017
Current assets	707,915,038	710,726,928
Non-current assets	1,808,071,617	1,917,145,118
Current liabilities	1,614,662,438	1,238,481,096
Non-current liabilities	121,151,045	486,220,086
Equity attributable to the owners of the Company	595,607,854	684,451,766
Non-controlling interests	145,901,963	171,112,942

For the year ended	12.31.2018	12.31.2017	12.31.2016
Net revenue	2,587,464,615	2,619,954,825	2,414,868,460
Finance costs, net	(90,551,880)	(23,085,904)	(88,780,125)
Depreciation	(377,618,154)	(278,544,476)	(254,637,141)
Income tax	143,552,241	(53,207,420)	(77,744,862)
Profit or (loss) for the year	(111,054,891)	(55,970,669)	74,648,200

For the year ended	12.31.2018	12.31.2017	12.31.2016
Net cash (used in) generated by operating activities	(173,232,788)	249,905,667	497,567,822
Net cash used in investing activities	(270,847,398)	(420,408,029)	(263,999,071)
Net cash (used in) generated by financing activities	438,763,277	166,865,291	(219,807,442)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue recognition

The group recognises revenue from the following major sourse:

•	Sales of goods

•	Services rendered

•	Income from dividends and interest income

Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognises revenue when it transfers control of a product or service to a customer.

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

The amounts were restated through the application to the original amounts of the coefficients corresponding to the month of accrual following the adjustment procedure described in Note 2.2.

3.1.2 Services rendered

Transportation revenues are recognized at the time the service is provided.

The amounts were restated by application to the original amounts of the coefficients corresponding to the month of accrual by application of the adjustment mechanism described in Note 2.2.

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

Financial income is presented net of the effects of inflation on the assets and liabilities that generated such income.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.2 Goodwill

The Goodwill booked by the company corresponds to the acquisition of Recycomb S.A.U. and it is measured at cost restated in end-of-period currency in accordance with Note 2.2.

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

The Company has not recognized any impairment loss in the years ended December 31, 2018 and 2017.

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

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

Since this equity investment does not have a quoted market price in an active market and its fair value cannot be reliably measured such unquoted equity investment is measured at the cost restated at the end of the fiscal year minus the impairment losses identified at the end of each period being reported.

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

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group´s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Total future minimum payments stemming from operating leases that may not be cancelled as of December 31, 2018 amount to $ 36,830,396 up to a year and $ 171,437,429 from one to five years.

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

For purposes of presentation of these consolidated financial statements, the assets and liabilities from the Group’s operations abroad are converted to Pesos by application of the foreign exchange rates in force at the end of each fiscal year being reported. Income and expense entries are converted at the average foreign exchange rate for each month, taking into account that the exchange rates oscillate significantly during that period. When this is the case, the exchange rates prevailing on the dates of the transactions are used then restated by application of the coefficients corresponding to the month they are accrued by application of the adjustment procedure described in Note 2.2. The foreign exchange gains/(losses), when applicable, are recognized as Other comprehensive income and are accumulated in Shareholders’ equity (and are attributed to minority interests, as applicable).

Exchange differences on monetary items are recognized in profit or loss in the year, net of the effect of inflation on the items that generated them, except those which resulted from foreign-currency denominated borrowings related to the assets under construction for their future productive use, which were included in the cost of such assets as they are considered as an adjustment to the interest expense related to such foreign-currency denominated borrowings.

In the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Argentine pesos using exchange rates prevailing at the end of each fiscal year.

There are not Goodwill and adjustments to fair value arising from the acquisition of subsidiaries.

When an investment is sold or disposed of, any exchange difference is recognized in the statement of income as a gain or loss on sale/disposal.

3.6 Borrowing costs

Borrowing costs, net of the effect of inflation directly attributed attributable to the acquisition, construction or production of qualified assets that necessarily take a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of the pertinent asset, until such time as the assets are substantially ready for their intended use or sale.

Income earned on short-term investments in specific outstanding borrowings to be used in qualified assets is deducted from the costs of borrowings that may qualify for capitalization.

All the other borrowing costs are recognized in profit or loss in the period in which they are incurred, net of the effect of inflation on the liabilities that generated them.

3.7 Taxation

Argentina

The Group recognizes income tax applying the liability method, which considers the effect of temporary differences between the carrying amount and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 30% or 25% if used in 2020 or after.

Additionally, upon the determination of taxable profit, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Group’s tax liability will be the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current 30% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

Paraguay

The Group recognizes income tax applying the liability method, which considers the effect of temporary differences between the carrying amount and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 10%.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

3.7.2. Personal assets tax – Substitute responsible

In Argentina, individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.25% of the value of any shares issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

In September 2016, the tax authority approved the exemption request for this tax payment for 2016, 2017 and 2018 for being a compliant taxpayer under Law N° 27,260/2016.

As of December 31, 2018 and 2017, the Company carries the following receivables in this respect 5,014,497 and 224,639, respectively.

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

The Group has measured its deferred tax assets and liabilities as of December 31, 2018 by application of 30% or 25% tax rates according to the fiscal year in which the Group estimates that the timing differences that have been recognized shall be reverted.

In addition, the tax reform also introduced changes when it comes to the treatment of the levy of taxes on dividends. Law No. 27,260 was promulgated on July 22, 2016 which repealed the tax that would have been established in the year 2013 through Law No. 26,893 as Income tax as a one-off and final 10% payment over the distribution of dividends or earnings to foreign beneficiaries and to individuals residing in Argentina.

Revaluation of certain assets for tax porppuses:

The tax reform reinstates a tax on the dividends or earnings distributed to individuals, undivided estates and/or foreign beneficiaries applicable in accordance with the following guidelines:

•	When distributed dividends or earnings are generated in fiscal years starting from January 1, 2018 and December 31, 2019: such dividends are levied with a 7% tax rate.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

•	When distributed dividends or earnings are generated in fiscal years starting as from January 1, 2020, such dividends are levied with a 13% tax rate.

Lastly, the so-called Tax Reform establishes that the update corresponding to the acquisitions or investments carried out as from January 1, 2018 shall be realized on the basis of percentage variations in the Consumer Price Index (CPI) supplied by the Argentine’s official statistics bureau (INDEC) which shall be reflected in a higher tax reduction associated to the amortization of such acquisitions and, in turn, to an increased computable cost in the case of sales.

Pursuant to Law No. 27,430, the Tax Reform Law, an optional regime was established pursuant to which the Companies shall be allowed to revalue, for tax purposes, exceptionally and on a one-off basis, the fixed assets situated, placed or used for profit in Argentina and allocated to the generation of taxable income.

The exercise of the tax revaluation option shall be levied with a Special Tax to be applied on the amount of the revaluation, concerning all the revalued assets, through the application of the following tax rates:

•	Real property that are not inventories: 8%

•	Real property that are inventories: 15%

•	Personal property susceptible of depreciation and the rest of the assets: 10%

In order to calculate Income Tax, the special tax that must be paid shall not be deductible as an expense and the income generated by the revaluation amount shall be exempted and shall not be computed for purposes of the Equalization Tax. In much, the same manner the revaluation amount shall not be computable in the assessment of the minimum presumed income tax concerning fiscal period 2018, which was the last year when the tax was levied.

As regards the assessment of Income tax for the fiscal periods following the option period (fiscal period 2017) the increase in the depreciation of revalued assets may be deducted as an expense, if applicable, determined in conformity with the years, quarters, unit values of exhaustion or other parameters calculated on the basis of the type of asset and method adopted in due time for assessing Income tax, remaining at the end of the option period. In addition, the respective asset can continue to be depreciated until total exhaustion of value or up to the moment of disposal based on the value of origin, method and useful life adopted in due time to assess Income tax.

In addition, the exercise of the option allows the value of fixed assets revalued as from fiscal 2018 to continue to be updated on the basis of the variation in the consumer price index – general level.

Should a revalued asset be sold, the residual value of the original value acquired or constructed plus the residual value of the revaluation amount may be deducted as cost for tax purposes. This notwithstanding, if the disposal takes place in any of two fiscal periods immediately following the period of the option, the amount of the revaluation (net of depreciations) will be reduced by 60% or 30%, depending on whether the asset has been sold in the first fiscal year or the second fiscal year, respectively.

The exercise of the tax revaluation option implies waiving the right to bring actions in court or before administrative authorities whereby a claim is asserted for tax purposes for the enforcement of update procedures of any nature, concerning the fiscal period when the option is exercised of the fiscal periods in which the revaluation amount is computed or included as a computable cost in the assessment of Income Tax. (see note 43)

3.8 Property, plant and equipment

Property, plant and equipment held for being used in the production or supply of goods and services, or for administrative purposes, are carried at cost, restated in end-of-period currency in accordance with Note 2.2., less any depreciation and cumulative impairment loss.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in invento

Lands were not depreciated.

Properties under construction for administrative, production, supply or other purposes are carried at cost, at cost restated in end-of-period currency in accordance with Note 2.2, less any recognized impairment loss. The cost included professional fees and, in the case of qualified assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

Gain or loss derived of the write-off or disposal of an item of Property, plant and equipment is determined as the difference between the obtained sale value and the book value, restated in end-of-period currency, and it is recognized in profit or loss.

3.9 Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost, restated in end-of-period currency in the manner described in Note 2.2, less accumulated amortization and accumulated impairment losses, if any.

The method of amortization of Mining exploitation rights will be determined at the time it become used by the Company.

The estimated useful life and amortization method are reviewed at the end of the fiscal year, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives, acquired separately, are carried at cost, restated cost in end-of-period currency in the manner discussed in Note 2.2., less accumulated impairment losses.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.11 Inventories

Inventories are stated at the lower of acquisition cost restated in end-of-period currency in accordance with Note 2.2, or net realizable value. Costs of inventories are determined using the weighted average price method. The net realizable value is the estimated price of sale less estimated costs to conclude such sale.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

v) Unconsolidated Ferrocarril Roca Management Trust

The 100% interest in the Ferrocarril Roca Management Trust is valued at cost, restated in end-of-year currency in accordance with Note 2.2, taking into account the value of contributions made, net of trust expenses, including the financial income accrued as of the balance sheet date.

This unconsolidated structured entity refers to the entity which is not controlled by the Company (Note 39).

As of December 31, 2018 and 31, 2017, the Company´s participation in the unconsolidated trust is as follows:

As of	12.31.2018	12.31.2017	12.31.2016
Current assets	55,987,087	75,465,680
Current liabilities	73,810	1,486,645

Equity	55,913,277	73,979,035

Loss for the year (1)	(5,667,035)	(28,982,971)	(16,737,111)

(1)	Considering the effect of aplication of IAS 29

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

Adjustment to capital recognize the effects of changes in the purchasing power of the Argentine peso until December 31, 2018 applying the procedure described in Note 2.2. Capital stock account has been maintained at its nominal value and the adjustment deriving from the restatement mentioned before, has been disclosed in Adjustment to capital account.

Adjustment to capital may not be distributed in cash or in kind. However, it can be capitalized by issuing additional shares. In addition, this adjustment may be used to settle accumulated losses, according to absorption of cumulative losses order, as explained below, in “Accumulated earnings”.

c)	Merger premiums

These pertain to the recognition of the premiums originated in mergers, mainly from the merger with Ecocemento S.A. and Compañía de Servicios a la Construcción S.A. in 2002 and 2010, respectively. The balances as of December 31, 2014 derives from merges prior to the adoption of IFRS. The merger for 2015 was recognized to book values.

Merger premium balances were restated in year-end currency by application of the adjustment procedure described in Note 2.2. on the basis of the respective merger dates.

d)	Other capital adjustments

In the year ended December 31, 2016, it was included in this caption an amount of 743,298,310 related to the excess of the consideration for the 16% equity interest –in Yguazú Cementos S.A. acquired to InterCement Brasil S.A. (related party) over the book values recorded by such entity (Note 16).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

During the year ended December 31, 2017, the Company accounted for the acquisition of the 2.36% of equity share in Cofesur S.A.U., which was approved by Government in March 2017. Since the Company had acquired such participation from Camargo Correa S.A., it applied its accounting policy for acquisitions of entities under common control and recognized the participation at their carrying amount, being the excess of the purchase price over such amount disclosed in Equity under the caption adjustments in Owners´ contributions.

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

The Legal reserve has been maintained at nominal value at January 1, 2016 and, as from that moment, it has been restated in end-of-year currency by application of the adjustment procedure described in Note 2.2, considering the movements taking place each fiscal year.

Environmental reserve and Future dividends reserve

Corresponds to the allocation made by the Company´s Shareholders’ meeting, whereby a specific amount is transferred to the reserve environmental issues and for future dividends, respectively. These two reserves have been maintained at nominal value at January 1, 2016 and, as from that moment, they have been restated in end-of-year currency by application of the adjustment procedure described in Note 2.2. considering the movements for each fiscal year.

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

Unappropriated results as of January 1, 2016 were determined by detracting them from shareholders’ equity and from then onwards they were stated in end-of-year currency by application of the adjustment procedure described in Note 2.2. considering the movements taking place each year.

Non-controlling interests

Corresponds to the interest in the net assets acquired and net income of:

•	As of December 31, 2018 and 2017: Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%), representing the rights on shares that are not owned by Loma Negra C.I.A.S.A.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

iii)	Financial liabilities

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

Incentive program

On February 24, 2018, the Board of Directors approved the implementation of an incentive program calculated on the basis of the Company’s ADS (the “Program”). The purpose of this Program is to attract and retain certain high-ranking employees who satisfy certain admissibility criteria, in the search for aligning the Company’s and its shareholders’ long-term interest.

The Program consists in granting options over a quantity of the Company’s virtual ADS (which shall not be shares issued in the terms of the Argentine General Companies’ Law) (the “Virtual Shares”) granted in the framework of an annual plan to grant options (the “Plan”) together with the option to exercise the benefits granted under the Program with respect to the quantity of Virtual Shares granted (the “Option”) which is formalized through the execution and delivery of the plan by the Company and the participant (the “Date of Grant”). The Purpose of Granting the Plan shall be an economic benefit on a given quantity of Virtual Shares that consists in the difference between the value of each Virtual Share in US Dollars at the date of exercising the Option minus the value of each Virtual Share in US Dollars at each Date of Option Grant, multiplied by the quantity of Virtual Shares exercised and converted into Argentine Pesos in accordance with the average of the official quotation between the purchase and sale of the last 60 days before the date of payment of the benefit. The Date of exercise of the Options may be from the Date of Grant and at the expiration of the second anniversary up to 34%; after the third anniversary 67% and at the end of the fourth anniversary, 100%. The term for exercising the options shall be of up to a maximum term of 5 years from the Date of Grant and the Economic Benefit shall have established certain limits for each Participant defined in each Plan. In addition, the Program establishes grounds for

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

forfeiture of the Options as, for instance, resignation, dismissal for cause, retirement or no-cause dismissal with some possible exceptions. On annual basis, in each Plan a certain quantity of Participants will be approved, the quantity of Virtual Shares to be granted, the dates of grant of the Options and the Date of the Grant.

With respect to the 2018 Plan, the Board of Directors approved the grant of 215,307 Virtual Shares amongst several Participants, establishing limits on exercise in each one of the cases, which was communicated to the participant in 2019.

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

3.17 Derivative financial instruments

Liabilities are recognized for the benefits accrued in favor of employees with respect to the salaries and wages, annual vacations and leaves of absence due to diseases in the period in which the service is rendered in connection with the non-discounted amount of the benefits expected to be paid in exchange for such service.

Liabilities are recognized in connection with short-term employee benefits measured at the non-discounted amount of the benefits that are expected to be paid in connection with the related service.

The liabilities recognized with respect to other long-term employee benefits (termination payment plans, which stem from plans that are specific to the employees who leave the Company and receive a compensation agreed to be paid in installments) are measured at the present value of estimated future cash outflows expected to be realized by the Group.

4.    CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINT

In the application of the Group’s accounting policies, which are described in note 2, the directors of the Companyare required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilitiesthat are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

The carrying amount of goodwill was 16,577,250 at 31 December 2018 and 2017. There was no impairment of goodwill in 2018, 2017 and 2016

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

4.2.4	Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group´s tax balances.

In order to determine the effect of deferral on the investment in controlled or associate companies, the Board of Directors have reviewed the Company’s business plans and concluded that they will not be sold in the foreseeable and, therefore, no deferred tax liability has been recorded for such investments.

5.	NET REVENUE

	12.31.2018	12.31.2017	12.31.2016
Sales of goods	26,562,884,939	24,428,156,360	19,156,011,665

Domestic market	26,549,183,632	24,421,046,495	19,150,390,183
External customers	13,701,307	7,109,865	5,621,482

Services rendered	1,501,523,693	1,590,351,169	1,166,644,033

(-) Bonus / Discounts	(1,257,477,108)	(1,179,894,646)	(988,266,581)

Total	26,806,931,524	24,838,612,883	19,334,389,117

6.	COST OF SALES

		12.31.2018		12.31.2017		12.31.2016
Inventories at the beginning of the year		3,830,615,739		4,122,232,515		3,306,816,211
Finished products	206,308,504		268,151,753		227,757,010
Products in progress	919,201,091		1,169,754,059		562,533,941
Raw materials, materials, spare parts, fuels and inventory in transit	2,705,106,144		2,684,326,703		2,516,525,260

Acquisition of inventories from business combination under common control (Note 16)		—		—		334,968,425
Currency translation differences		97,007,100		(8,531,548)		—

Purchases and production expenses for the year		20,510,235,877		18,226,854,574		15,634,623,354

Inventories at the end of the year		(4,455,064,664)		(3,830,615,739)		(4,122,232,517)
Finished products	(387,427,380)		(206,308,504)		(268,151,754)
Products in progress	(1,076,713,866)		(919,201,091)		(1,169,754,059)
Raw materials, materials, spare parts, fuels and inventory in transit	(2,990,923,418)		(2,705,106,144)		(2,684,326,704)

Cost of sales		19,982,794,052		18,509,939,802		15,154,175,473

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:

	12.31.2018	12.31.2017	12.31.2016
Fees and compensation for services	338,361,431	240,188,021	93,169,996
Salaries, wages and social security charges	3,378,324,270	3,394,584,722	2,920,013,396
Transport and travelling expenses	154,985,074	143,049,709	115,920,422
Data processing	16,022,004	13,462,402	10,071,056
Taxes, contributions and commissions	297,520,458	273,981,570	235,008,269
Depreciation	2,168,377,652	1,778,059,159	1,745,929,546
Preservation and maintenance costs	1,925,898,405	2,026,701,131	1,718,296,176
Communications	17,380,962	16,139,712	16,348,437
Leases	50,627,223	40,083,823	46,386,600
Employee benefits	73,886,824	78,909,050	64,774,031
Water, natural gas and energy services	5,864,370	6,011,499	5,242,619
Freight	1,741,333,971	1,756,121,044	865,177,629
Thermal energy	3,174,560,678	2,468,858,624	2,332,106,394
Insurance	42,604,268	37,350,338	38,288,531
Packaging	711,820,053	607,452,248	683,413,507
Electrical power	2,038,236,493	1,562,375,458	1,507,985,880
Contractors	1,490,539,443	1,203,451,827	1,101,169,172
Tolls	3,981,497	7,366,963	19,973,426
Canon (Concession fee)	18,081,077	18,256,120	17,725,138
Security	118,815,399	130,126,322	114,647,519
Others	228,022,708	261,092,583	218,399,693

Total	17,995,244,260	16,063,622,325	13,870,047,437

7.	SELLING AND ADMINISTRATIVE EXPENSES

	12.31.2018	12.31.2017	12.31.2016
Managers, directors and trustees’ fees	102,204,259	130,234,357	111,667,562
Fees and compensation for services	142,807,004	89,012,999	77,199,109
Salaries, wages and social security charges	576,815,218	620,849,259	662,320,186
Transport and travelling expenses	28,064,980	29,649,530	25,470,650
Data processing	33,971,446	20,486,648	19,629,163
Advertising expenses	44,272,385	48,359,984	42,849,615
Taxes, contributions and commissions	549,644,411	606,880,524	492,260,100
Depreciation and amortization	63,087,201	42,713,063	51,658,715
Preservation and maintenance costs	8,781,240	11,072,951	8,321,575
Communications	18,748,577	14,074,808	14,345,467
Leases	45,137,895	26,710,961	27,142,250
Employee benefits	29,678,024	31,577,630	22,589,798
Water, natural gas and energy services	2,926,120	1,616,827	953,419
Freight	207,557,402	237,140,824	237,431,168
Insurance	27,114,431	11,523,103	7,763,508
Allowance for doubtful accounts	5,412,245	(1,035,908)	14,521,545
Security	4,155,262	3,946,484	2,176,997
Others	43,702,399	44,259,164	38,468,776

Total	1,934,080,499	1,969,073,208	1,856,769,603

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

8.	OTHER GAINS AND LOSSES

	12.31.2018	12.31.2017	12.31.2016
Gain on disposal of Property, plant and equipment	13,589,670	7,576,956	61,034,176
Donations	(20,487,621)	(25,085,755)	(28,183,329)
Technical assistance and services provided	4,297,212	1,264,139	15,024,440
Gain on tax credits acquired	2,133,626	3,356,327	7,705,768
Canon recovery - Ferrosur Roca S.A. (Note 39)	—	—	155,588,061
Contingencies	(7,528,507)	(29,360,043)	(6,909,723)
Result from U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	—	12,503,826	—
Service fee from ADS Depositary bank	100,334,962	102,251,124	—
Leases	30,973,702	36,320,027	33,725,495
Miscellaneous	(14,053,624)	7,529,190	(6,361,984)

Total	109,259,420	116,355,791	231,622,904

9.	TAX ON DEBITS AND CREDITS TO BANK ACCOUNTS

During 2018, the general tax rate on bank credits and debits is 0.6% for the amounts credited and debited in the Company’s bank accounts. For the amounts credited and debited, 33% of both items may be taken as payment on account of Other taxes. The 67% of credits and debits are included in this line of the statement of comprehensive income.

During 2016 and 2017, the general tax rate is 0.6% (six per thousand) for credits and 0.6% (six per thousand) for debits in the amounts credited to or debited from the Company’s bank accounts. On the amount levied on credits, 0.2% may be considered as a payment to be taken into account when calculating the Income Tax. The 0.4% on credits and 0.6% on debits is included in this line of profit or loss.

10.	FINANCE COSTS, NET

	12.31.2018	12.31.2017	12.31.2016
Exchange rate differences
Foreign exchange gains	406,979,707	103,099,801	—
Foreign exchange losses	(1,648,852,331)	(227,524,933)	(209,421,741)

Total	(1,241,872,624)	(124,425,132)	(209,421,741)

Financial income
Interest from loans to related parties	—	5,339,942	27,656,145
Unwinding of discounts on provisions and liabilities	26,911,769	22,938,565	38,077,650

Total	26,911,769	28,278,507	65,733,795

Financial expenses
Interest on borrowings	(386,601,388)	(378,431,485)	(284,624,784)
Tax interest	(84,878,380)	—	—
Interest from short-term investments	(29,535,986)	(27,276,229)	(27,346,411)
Interest with related parties	(6,911,320)	(11,318,872)	(13,395,193)
Unwinding of discounts on receivables	(31,683,921)	(26,400,719)	(70,006,684)
Others	(121,735,408)	(74,096,169)	(96,666,874)

Total	(661,346,403)	(517,523,474)	(492,039,946)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

11.	INCOME TAX EXPENSE

	12.31.2018	12.31.2017	12.31.2016
Profit before income tax expense	3,082,537,040	3,899,742,146	1,936,626,142
Statutory rate	30%	35%	35%

Income tax at statutory rate	(924,761,112)	(1,364,909,751)	(677,819,150)
Adjustments for calculation of the effective income tax:
Effect of different statutory income tax rate in Paraguay (*)	77,368,577	97,038,700	—
Effect of restatement on homogeneous cash currency, non impacting income tax	(291,318,298)	(244,119,361)	7,278,345
Share of profit (loss) of associates	—	—	26,685,202
Effect of change in tax rate (note 3.7.3)	(5,434,606)	1,197,502,640	—
Other non-taxable income or non-deductible expense, net	12,190,106	92,541,575	(5,967,481)

Income tax expense	(1,131,955,333)	(221,946,197)	(649,823,084)

(*)	Statutory income tax rate in Argentina in 2018 was 30% while in Paraguay was 10%. In 2017 and 2016, such rate was 35% and 10% in Argentina and Paraguay, respectively.
(1)	Disclosed in Equity, along with the Capital increase

INCOME TAX EXPENSE	12.31.2018	12.31.2017	12.31.2016
Current	(1,049,399,775)	(1,062,455,589)	(470,613,337)
Deferred	(82,555,558)	840,509,392	(179,209,747)

Total	(1,131,955,333)	(221,946,197)	(649,823,084)

11.1) The deferred income tax with charge in profit or loss is composed as follows:

	12.31.2018	12.31.2017	12.31.2016
Deferred tax - Assets
Carryforward subsidiary tax losses	136,335,733	28,470,551	—
Provisions	15,681,562	34,746,760	40,542,949
Trade accounts receivable	940,042	1,409,236	46,711,354
Others	5,809,051	11,140,039	800,656

Sub-total	158,766,388	75,766,586	88,054,959

Deferred tax - Liabilities
Investments	(2,915,246)	(26,463,897)	—
Other receivables	(21,359,668)	(2,895,083)	(113,307,501)
Property, plant and equipment and intangible assets	(3,018,540,501)	(2,895,012,630)	(3,688,195,896)
Inventories	(284,484,027)	(226,845,381)	—
Others	(17,566,183)	(24,608,228)	(222,172,672)

Sub-total	(3,344,865,625)	(3,175,825,219)	(4,023,676,069)

Total	(3,186,099,237)	(3,100,058,633)	(3,935,621,110)

11.2) Unrecognized taxable temporary difference associated with investments

	12.31.2018	12.31.2017	12.31.2016
Taxable temporary differences in relation to investments in subsidiaries and associates for which deferred tax liabilities have not been recognized are attributable to the following:
- Subsidiaries	(289,115,277)	(206,478,679)	(277,457,196)
- Others	(590,719)	(590,719)	(800,180)

Total	(289,705,996)	(207,069,398)	(278,257,376)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

12.	EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	12.31.2018	12.31.2017	12.31.2016
Profit attributable to the Owners of the parent company used in the calculation of earnings per share – basic and diluted	1,799,871,980	3,509,779,198	1,270,870,542

Weighted average number of ordinary shares for purposes of basic and diluted earnings per share (1)	596,026,490	571,026,490	566,026,490

Basic and diluted earnings per share	3.0198	6.1464	2.2452

(1)

The weighted average number of outstanding shares was 596,026,490, 571,026,490 and 566,026,490 as of December 31, 2018, 2017 and 2016, respectively, for the purposes of calculating both the basic and diluted earnings per share, since there are not outstanding debt securities convertible into shares as of December 31, 2018, 2017 and 2016.

13.	PROPERTY, PLANT AND EQUIPMENT

	12.31.2018	12.31.2017
Cost	52,422,111,789	46,425,106,096
Accumulated depreciation	(30,544,174,393)	(28,115,082,718)

Total	21,877,937,396	18,310,023,378

Land	327,070,487	323,943,737
Plant and buildings	5,100,738,768	4,932,787,638
Machinery, equipment and spare parts	9,885,974,153	9,279,695,285
Transport and load vehicles	1,215,437,338	1,271,671,749
Furniture and fixtures	40,559,310	42,301,414
Quarries	1,898,243,828	1,569,948,844
Tools and devices	27,070,606	29,446,978
Work in progress	3,382,842,906	860,227,733

Total	21,877,937,396	18,310,023,378

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Cost

	Land	Plants and buildings	Machinery, equipment and spare parts	Transport and load vehicles	Furniture and fixtures	Quarries	Tools and devices	Work in progress	Total
Balances as of January 1, 2017	324,133,888	14,221,822,462	20,536,034,291	3,266,324,622	1,066,431,887	3,897,934,723	161,910,143	989,972,682	44,464,564,698
Effect of foreign currency exchange differences	(190,151)	(1,733)	(57,994,506)	(105,234)	(44,272)	(3,957,509)	—	(1,020,104)	(63,313,509)
Additions	—	—	—	364,425,397	10,026,555	652,071,734	11,710,871	1,047,113,699	2,085,348,256
Disposals	—	—	—	(61,493,349)	—	—	—	—	(61,493,349)
Transfers	—	191,708,725	984,129,819	—	—	—	—	(1,175,838,544)	—

Balances as of December 31, 2017	323,943,737	14,413,529,454	21,462,169,604	3,569,151,436	1,076,414,170	4,546,048,948	173,621,014	860,227,733	46,425,106,096
Effect of foreign currency exchange differences	3,126,750	9,507	1,064,079,736	1,436,288	1,070,025	65,075,094	—	20,490,022	1,155,287,422
Additions	—	24,023,327	—	217,860,298	10,139,704	814,066,479	7,851,827	3,827,360,247	4,901,301,882
Disposals	—	—	(46,237,635)	(13,345,976)	—	—	—	—	(59,583,611)
Transfers	—	515,839,032	809,396,064	—	—	—	—	(1,325,235,096)	—

Balances as of December 31, 2018	327,070,487	14,953,401,320	23,289,407,769	3,775,102,046	1,087,623,899	5,425,190,521	181,472,841	3,382,842,906	52,422,111,789

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Accumulated depreciation

	Land	Plants and buildings	Machinery, equipment and spare parts	Transport and load vehicles	Furniture and fixtures	Quarries	Tools and devices	Total
Balances as of January 1, 2017	—	(9,175,958,874)	(11,447,254,525)	(2,147,256,065)	(1,020,996,916)	(2,452,867,673)	(134,139,822)	(26,378,473,875)
Effect of foreign currency exchange differences	—	1,733	348,587	39,166	42,544	2,339	—	434,369
Depreciation charge	—	(304,784,675)	(735,568,381)	(209,397,386)	(13,158,384)	(523,234,770)	(10,034,214)	(1,796,177,810)
Disposals	—	—	—	59,134,598	—	—	—	59,134,598

Balances as of December 31, 2017	—	(9,480,741,816)	(12,182,474,319)	(2,297,479,687)	(1,034,112,756)	(2,976,100,104)	(144,174,036)	(28,115,082,718)
Effect of foreign currency exchange differences	—	(9,507)	(266,858,333)	(1,197,069)	(509,498)	(17,596,765)	—	(286,171,172)
Depreciation charge	—	(371,911,229)	(1,000,338,599)	(274,333,928)	(12,442,335)	(533,249,824)	(10,228,199)	(2,202,504,114)
Disposals	—	—	46,237,635	13,345,976	—	—	—	59,583,611

Balances as of December 31, 2018	—	(9,852,662,552)	(13,403,433,616)	(2,559,664,708)	(1,047,064,589)	(3,526,946,693)	(154,402,235)	(30,544,174,393)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

14.	INTANGIBLE ASSETS

	12.31.2018	12.31.2017
Software	80,378,851	86,526,395
Mining exploitation rights	138,155,842	138,155,842

Total	218,534,693	224,682,237

Cost	Software	Mining exploitation rights	Total
Balances as of January 1, 2017	202,375,261	138,155,842	340,531,103
Effect of foreign currency exchange differences	(64,844)	—	(64,844)
Additions	45,988,383	—	45,988,383
Disposals	(186,075)	—	(186,075)

Balances as of December 31, 2017	248,112,725	138,155,842	386,268,567
Effect of foreign currency exchange differences	1,245,778	—	1,245,778
Additions	22,472,093	—	22,472,093
Disposals	—	—	—

Balances as of December 31, 2018	271,830,596	138,155,842	409,986,438

Accumulated amortization
Balances as of January 1, 2017	(136,747,674)	—	(136,747,674)
Effect of foreign currency exchange differences	1,790,687	—	1,790,687
Amortization	(26,815,418)	—	(26,815,418)
Disposals	186,075	—	186,075

Balances as of December 31, 2017	(161,586,330)	—	(161,586,330)
Effect of foreign currency exchange differences	(836,435)	—	(836,435)
Amortization	(29,028,980)	—	(29,028,980)
Disposals	—	—	—

Balances as of December 31, 2018	(191,451,745)	—	(191,451,745)

The Company classifies mining exploitation rights as intangible assets, which are valued at the cost. The use of mining exploitation rights has not started as of December 31, 2018.

15.	INVESTMENTS

	12.31.2018	12.31.2017
Non-current
In other companies
Cementos del Plata S.A.	1,661,984	2,453,846

Total	1,661,984	2,453,846

Current
Short-term investments
In pesos (1)	1,139,888,100	2,927,749,499
In foreign currency (2)	955,262,795	1,488,201,667

Total	2,095,150,895	4,415,951,166

(1)

The Group holds short-term investments denominated in pesos represented principally by participation in Mutual Funds (297,761,281 and 1,072,737,762 as of December 31, 2018 and 2017, respectively), fixed term deposits (842,126,819 as of December 31, 2018) and Bonds issued by the Central Bank of the Argentine Republic (1,855,011,737 as of December 31, 2017). Such investments accrue interest at an annual nominal rate of approximately 54% and 27% as of December 31, 2018 and 2017, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

(2)

The Group holds short-term investments denominated in US Dollars represented by Money Market Mutual Funds for a total amount of 955,262,795 and 1,488,201,667 as of December 31, 2018 and 2017, respectively, which accrue interest at an annual nominal interest rate of 2.3% and 1.8% as of December 31, 2018 and 2017, respectively.

These short-term investments are maintained for investment purposes and are made for variable periods ranging from one to three months, depending on the Group’s fund needs and strategy.

16.	BUSINESS COMBINATION UNDER COMMON CONTROL

Business combination during the year 2016

Name	Principal Activity	Principal place of business	Proportion of ownership interest/voting right held by the Group
			12.31.2018	12.31.2017	12.31.2016
Yguazú Cementos S.A.	Manufacture and marketing of cement	Paraguay	51%	51%	51%

In November 2012, Loma Negra C.I.A.S.A. acquired 5,411 non-endorsable ordinary shares of Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay, engaged in the marketing of cement, which represent 35% of the subscribed and paid-in share capital.

On December 22, 2016, Loma Negra C.I.A.S.A. acquired from InterCement Brasil S.A., its Parent company, 3,834 non-endorsable ordinary shares with a nominal value of Guaraníes 10,000,000 each, which represent 16.0017% of the subscribed and paid-in share capital of Yguazú Cementos S.A. The transaction amounted to $518,091,291 and it was partially settled with the proceeds of the loan that the Company maintained with InterCement S.A., amounting to $412,435,636. The remaining amount of the purchase price was settled on July 3, 2017. There were not significant acquisition costs.

As of the consolidated financial statements date, as a result of such acquisition, the Company holds a 51.0017% on the capital of Yguazú Cementos S.A.

Acquisition of Yguazú Cementos S.A. has been recognized at book value of the acquirer’s assets and liabilities. The difference between the purchase price paid and book value of the net assets transferred was recorded as other capital adjustments.

16.1 Book-value of assets and liabilities transferred (in pesos):

For purposes of recognition of the assets and liabilities transferred from this business combination, the Company has considered in its consolidated financial statements the balances from Yguazú Cementos S.A. recorded by its parent considering other classification adjustment to conform with Company´s policies as of December 31, 2016.

12.31.2016
Current assets
Inventories	334,968,425
Trade accounts receivable	168,696,333
Other receivables	70,306,386
Cash and cash equivalents	383,117,765

Non-current assets
Property, plant and equipment	3,567,695,547
Intangible assets	624,754
Trade accounts receivable	154,890
Other receivables	147,072,362

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Current liabilities
Trade and other payables	(588,216,706)
Borrowings	(2,720,945,978)
Payroll and social security payables	(9,095,047)
Tax liabilities	(20,353,819)

Non-current liabilities
Deferred tax liabilities	(13,463,738)

Net Assets	1,320,561,174

16.2 Net cash generated by acquisition of subsidiaries

12.31.2016
Consideration paid in cash	—
Less: Cash and cash equivalents acquired	383,117,765

Net cash received from acquisition of subsidiaries	383,117,765

Other capital adjustments resulting from the purchase (in pesos):

12.31.2016
Consideration	954,610,145
Plus: Previous equity interest	462,196,412
Plus: Non-controlling interest	647,052,931
Less: Net assets at book value	(1,320,561,177)

Other capital adjustments	743,298,311

There is no contingent consideration.

16.3 Effect of acquisitions on the Group’s income

Included in the profit for the year ended December 31, 2016 is 76,243,433 attributable to the Share of profit (loss) for the participation of 35% that the Company held in Yguazú Cementos S.A. Since the additional acquisition of the 16.0017% shares of Yguazú Cementos S.A. was consummated on December 22, 2016, the Company has evaluated that the consolidation of the results of Yguazú Cementos S.A. for the 10-day period from December 22, 2016 to December 31, 2016 was not significant for its consolidated financial statements, so those results are not presented on a consolidated basis but on the line “share of profit (loss) of associates” in the Statement of profit and loss and other comprehensive income for the year ended December 31, 2016.

Should the acquisition has been effected on January 1, 2016, considering a 51% participation during 2016, the additional profit for the year ended December 31, 2016 should have increased for approx. 31 millons, amounting to 743 millons and revenue should have increased for about 1,842 millons amounting to 21,142 millons for the same period.

16.4 Non-controlling interest

Non-controlling interest arising from the business combination under common control for the acquisition of Yguazú Cementos S.A. amounted to 351,172,141 as of December 31, 2016. Non-controllong interest as of December 31, 2018 and December 31, 2017 amounded to 1,374,578,107 and 992,738,468 respectively.

17.	GOODWILL

	12.31.2018	12.31.2017
Cost
Recycomb S.A.U.	16,577,250	16,577,250

Total	16,577,250	16,577,250

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Allocation of goodwill to cash-generating units

For purposes of impairment testing, goodwill was allocated to Others cash generating unit (Note 32 v) :

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors that cover a five-year period.

The key assumptions used in the value in use calculations are as follows:

•

Production volume: Average production volume in the period immediately before the budget period. The values assigned to the assumption reflect past experience. The directors believe that the budgeted volume for the next five years is reasonably achievable.

•	Cash flow projections during the budget period are based on the same expected gross margins and raw materials throughout the budget period and beyond that five-year period.

18.	INVENTORIES

	12.31.2018	12.31.2017
Non-current
Spare parts	706,104,589	658,647,259
Allowance for obsolete inventories	(28,837,294)	(23,163,458)

Total	677,267,295	635,483,801

Current
Finished products	387,427,380	206,308,504
Products in progress	1,076,713,866	919,201,091
Raw materials, materials and spare parts	1,864,881,423	1,622,044,796
Inventory in transit	—	759,306
Fuels	448,774,700	446,818,240

Total	3,777,797,369	3,195,131,937

19.    PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

The outstanding balances between the Group and the Parent company, other shareholders, associates and other related parties as of December 31, 2018 and 2017 are as follows:

	12.31.2018	12.31.2017
Related companies
InterCement Brasil S.A.
Accounts payable	(70,721,829)	(4,019,486)
Loma Negra Holding GmbH
Other receivables	4,897,103	—
Cimpor Trading e Inversiones S.A.
Trade accounts receivables	—	8,620,086
Other receivables	4,190,711	—
Accounts payable	(8,021,979)	(287,626,698)
InterCement Portugal, S.A.
Trade accounts receivable	—	20,475,521
Accounts payable	(189,356,958)	(94,704,178)
Sacopor S.A.
Accounts payable	—	(20,898,026)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Summary of balances as of December 31, 2018 and 2017 is as follows:

Trade accounts receivable	—	29,095,607
Other receivables	9,087,814	—
Accounts payable	(268,100,226)	(407,248,388)

The transactions between the Group and parent companies, associates and related parties for the years ended December 31, 2018, 2017 and 2016 are detailed as follows:

Associates		12.31.2018	12.31.2017	12.31.2016
InterCement Brasil S.A.	Interest and Exchange rate differences	7,569,170	14,469,575	(86,622,923)
InterCement Brasil S.A.	Purchase of Goods and Services	(107,028,203)	(30,830,685)	(1,114,049,021)
Cimpor Trading e Inversiones S.A.	Exchange rate differences	60,190,985	2,708,445	(3,804,020)
Cimpor Trading e Inversiones S.A.	Purchase of Goods and Services	(63,336,270)	(149,471,817)	(400,515,308)
Cimpor Trading e Inversiones S.A.	Services provided	47,908,302	8,624,287	48,217,743
InterCement Portugal, S.A.	Exchange rate differences	(3,126,013)	2,549,625	—
InterCement Portugal, S.A.	Services received	(229,818,677)	(98,689,606)	—
InterCement Portugal, S.A.	Services provided	—	12,920,788	8,790,801
Sacopor S.A.	Exchange rate differences	2,359,392	(470,651)	—
Sacopor S.A.	Purchase of Goods	262,876	(35,962,291)	—
Yguazú Cementos S.A.	Exchange rate differences	—	—	(9,617,402)
Yguazú Cementos S.A.	Services provided	—	—	7,747,255

On August 17, 2017 Loma Negra C.I.A.S.A. accepted the offer letter received InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A., or Cimpor Services), for the transfer of technical know-how that includes access to procedures, rules, databases, systems, benchmarking programs, tools and best practices in relation to the production process, in order to obtain a better quality in the products. Loma Negra C.I.A.S.A. must pay a charge equivalent to 1% of the net sales of the Company for the services received. This agreement is valid for three years as of August 1, 2017 and it was registered with the National Institute of Intellectual Property (INPI). Services related to the agreement have been received since August 1, 2018.

	Dividends approved
	12.31.2018	12.31.2017	12.31.2016
InterCement Brasil S.A.	—	767,641,862	958,367,142
Third parties	—	4,285,977	114,294,585

Total	—	771,927,839	1,072,661,727

The dividends approved by the Company were paid during 2017.

The amount recognized in the statement of comprehensive income related to Key Management fees amounted to 78,886,088, 124,674,058 and 111,677,797 for the years ended December 31, 2018, 2017 and 2016, respectively. The fees are short-term benefits

The Group did not recognize any expense in the current year or in prior years regarding bad or doubtful accounts related to amounts owed by related parties.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

20.	OTHER RECEIVABLES

	12.31.2018	12.31.2017
Non-current
Tax credits	86,629,147	119,406,933
Canon - Ferrosur Roca S.A. (Note 39)	55,913,277	73,979,035
Prepaid expenses	47,394,851	—
Advances to suppliers	747,513,033	4,293,073
Guarantee deposits	4,786,029	11,743,462
Miscellaneous	—	4,921,519

Total	942,236,337	214,344,022

Current
Tax credits	130,034,424	185,312,252
Related parties receivables (Note 19)	9,087,814	—
Prepaid expenses	76,109,046	90,103,624
Guarantee deposits	4,916,900	5,571,350
Reimbursement receivables	19,134,950	22,959,198
Advances to suppliers	25,676,349	38,502,156
Salaries advances and loans to employees	8,170,619	7,979,088
ADSs Program	76,923,077	—
Receivables from sales of Property, plant and equipment	23,992,098	7,782,575
Miscellaneous	9,244,323	8,762,877

Total	383,289,600	366,973,120

21.	TRADE ACCOUNTS RECEIVABLE

	12.31.2018	12.31.2017
Non-current
Accounts receivable	8,958,516	—
Allowance for doubtful accounts	(4,909,174)	—

Total	4,049,342	—

Current
Accounts receivable	1,929,015,405	1,660,486,662
Related parties (Note 19)	—	29,095,607
Receivable with U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	133,044,253	173,346,267
Accounts receivable in litigation	19,791,240	28,087,052
Notes receivables	180,946	58,010
Foreign customers	3,248,539	2,383,349

Subtotal	2,085,280,383	1,893,456,947
Allowance for doubtful accounts	(20,652,555)	(28,087,052)

Total	2,064,627,828	1,865,369,895

Trade receivables are valued at amortized cost.

Interest are recognized on overdue Trade accounts receivable at current market rates. The Group measures the Allowance for bad debts for an amount equal to losses expected throughout the life of the receivable. The determination of the loss expected to be recognized is calculated on the basis of a percentage of uncollectibility for ranges of maturity dates for each receivable. This historical percentage must contemplate the expectations of future collectability of receivables and, for such reason, such estimated changes in behaviors.

Before accepting any new customer, the Group conducts an internal credit analysis to evaluate the potential customer’s credit quality and define its credit limit. The limits and ratings attributed to the main customers are reviewed at least once a year.

The Trade accounts receivable disclosed in the preceding paragraphs include the amounts (see below the aging analysis) which are overdue as of December 31, 2018 and 2017.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The maturities of accounts receivable are as follows:

	12.31.2018	12.31.2017
To become due	1,699,026,131	1,557,123,305

Past due
0 to 30 days	262,486,585	242,261,984
31 to 60 days	48,397,498	30,054,194
61 to 90 days	33,078,450	8,739,612
More than 91 days	51,250,235	55,277,852

Total	2,094,238,899	1,893,456,947

Trade receivables disclosed above include certain amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired

	12.31.2018	12.31.2017
Past due
0 to 30 days	262,486,585	242,261,984
31 to 60 days	48,397,498	30,054,194
61 to 90 days	33,078,450	8,739,612
More than 91 days	25,688,506	27,190,800

Total	369,651,039	308,246,590

Average age (days)	32	27

Age of impaired trade receivables

	12.31.2018	12.31.2017
Past due
More than 91 days	25,561,729	28,087,052

Total	25,561,729	28,087,052

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

The impairment recognized represents the difference between the carrying amount of these trade accounts receivables and the present value of the expected liquidation proceeds. The Group does not hold any collateral over these balances.

Changes in the allowance for doubtful accounts were as follows:

Balances as of January 1, 2017	42,118,764
Increases	2,121,584
Effect of foreign currency exchange difference	(140,616)
Uses (*)	(16,012,679)

Balances as of December 31, 2017	28,087,053

Effect of foreign currency exchange difference	924,727
Increases	5,488,433
Uses (*)	(8,938,484)

Balances as of December 31, 2018	25,561,729

(*)	The uses mainly corresponds to the insolvency procedures of a client, and effect of restated inflation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

22.	CASH AND BANKS

	12.31.2018	12.31.2017
In Pesos	232,338,020	103,015,342
In US Dollars	36,881,387	22,189,356
In Reales	89,320	89,495
In Guarani	536,456,045	151,964,872
In Euros	943,661	1,458,453

Total	806,708,433	278,717,518

23.	CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	12.31.2018	12.31.2017
Capital stock	59,602,649	59,602,649
Adjustment to capital	2,234,810,502	2,234,810,502
Share premium	4,142,930,246	4,941,488,308
Other capital adjustments (Note 16)	—	(798,558,062)
Merger premium	748,383,542	748,383,542

Total	7,185,726,939	7,185,726,939

The issued, paid-in and registered capital, consists of:

	12.31.2018	12.31.2017
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in	596,026,490	596,026,490

On November 1, 2017, Loma Negra CIASA made a public offering of shares on the New York and Buenos Aires Stock Exchanges.

The Company offered a subscription of ordinary, book-entry shares with a par value of $ 0.10 each and one vote per share for a total of up to 30,000,000 common shares to be issued in accordance with the capital increase provided by the competent bodies of the society.

The new shares were offered to the investing public in Argentina simultaneously with the public offering of the new shares represented in American Depositary Shares (“ADSs”) in the United States and together with the public offering of existing shares of Loma Negra Holding GmbH. After the pre-emptive subscription and accretion exercise of the Company’s current shareholders, the new shares were awarded for 20,940,252 shares in the Local Offer and 9,000,000 shares represented by 1,800,000 ADSs in the International Offer. Each ADS represents 5 ordinary shares. The final subscription price was set at $66.78 (US$3.8) per ordinary share and $333.89 (US$19) for each ADS. The date of issue and liquidation was established on November 3, 2017 and the integration was made in dollars and pesos at the applicable exchange rate. This placement represented a capital increase of $1,866,725,717 net of commissions, discounts and costs.

By virtue of the facts described in the preceding paragraph, as of November 1, 2017, the capital of the Company amounted to 59,602,649, represented by 596,026,490 common shares of $ 0.10 par value each and one vote per share.

The Company accounted for the acquisition of the 2.36% of equity share in Cofesur S.A.U., which was approved by Government in March 2017. Since the Company had acquired such participation from Camargo Correa S.A., it applied its accounting policy for acquisitions of entities under common control and recognized the participation at their carrying amount, being the excess of the purchase price over such amount disclosed in Equity under the caption Other capital adjustments.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

24.	RESERVES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	12.31.2018	12.31.2017	12.31.2016
Reserves
Legal reserve	103,966,576	103,158,151	103,158,151
Environmental reserve	3,581,947	3,581,947	3,581,947
Facultative reserve	2,142,653,433	—	—
Future dividensds reserve	30,125,659	30,125,659	1,644,798

Total	2,280,327,615	136,685,757	108,384,896

Accumulated others comprehensive income attributable to owners of the company

Exchange differences on translating foreign operations (1)
Balances at the beginning of the year	33,909,829	38,804,593	98,903,130
Exchange differences on translating foreign operations of the year attributable to the owners of the Company	240,579,857	(4,894,764)	(60,098,536)

Balances at the end of the year	274,489,686	33,909,829	38,804,594

(1)	Net of income tax effect

25.	BORROWINGS

25.1 Composition of borrowings

	12.31.2018	12.31.2017
Borrowings
In foreign currency	5,057,883,926	4,948,727,383
In local currency	904,793,500	1,494,347,875

Total	5,962,677,426	6,443,075,258

Non-current	2,607,359,542	3,845,105,806
Current	3,355,317,884	2,597,969,452

Total	5,962,677,426	6,443,075,258

Secured borrowings are included as it is detailed in Note 34.

25.2 Detail of borrowings

	12.31.2018					12.31.2017
	Company	Ref.	Rate	Due-Date	Amount	Amount
Borrowings in foreign currency – US$

Banco Patagonia S.A.	Ferrosur Roca S.A.	(8)	5.75%	Jul-18	—	131,855,553
Banco Latinoamericano de Comercio Exterior S.A	Ferrosur Roca S.A.	(10)	3 Month Libor + 1.95%	Aug-19	569,442,236	—
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	(6)	3 Month Libor + 3.75%	May-20	1,478,671,514	1,813,722,924
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	(4)	3 Month Libor + 3.4%	Jun-19	376,733,180	832,690,815
Borrowings in foreign currency - Guarani

Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	(11)	8.5%	Aug-25	1,543,896,984	1,310,988,011
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	(11)	9.0%	Aug-25	1,014,897,585	859,470,080
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.	(12)	5.80%	Feb-19	74,242,427	—

Total in foreign currency					5,057,883,926	4,948,727,383

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Borrowings in local currency
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(1)	BADLAR + 4%	Sep-18	—	24,133,851
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(3)	BADLAR + 2%	Mar-19	17,996,494	132,276,634
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(3)	BADLAR + 2%	Jun-19	36,909,247	160,569,109
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(3)	BADLAR + 2%	Jul-19	5,594,225	22,344,124
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.	(5)	21.75%	Apr-19	157,865,753	233,081,823
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.	(9)	21.75%	Apr-19	157,865,753	233,081,823
Banco Patagonia S.A.	Loma Negra C.I.A.S.A.	(2)	BADLAR corrected + 1.65%	Jul-18	—	103,930,653
Banco Patagonia S.A.	Ferrosur Roca S.A.	(7)	BADLAR corrected + 0.5%	Oct-18	—	89,735,411
Banco Santander Rio S.A.	Loma Negra C.I.A.S.A.	(2)	BADLAR corrected + 4%	Jul-18	—	129,281,810
Bank overdrafts	Loma Negra C.I.A.S.A.		63.08%	Jan-19	5,192,506	19,003,976
Bank overdrafts	Recycomb S.A.U.		62.94%	Jan-19	6,460,720	463,710
Bank overdrafts	Ferrosur Roca S.A.		62.94%	Jan-19	516,908,802	346,444,951

Total in local currency					904,793,500	1,494,347,875

Total					5,962,677,426	6,443,075,258

	12.31.2018	12.31.2017
Summary of borrowings by Company:
Loma Negra C.I.A.S.A.	2,078,962,919	3,471,035,718
Ferrosur Roca S.A.	1,244,216,791	801,117,737
Recycomb S.A.U.	6,460,720	463,712
Yguazú Cementos S.A.	2,633,036,996	2,170,458,091

Total	5,962,677,426	6,443,075,258

Loma Negra C.I.A.S.A.:

(1)

On September 30, 2013, the Company subscribed a loan agreement with Banco Provincia de Buenos Aires for a total amount of $ 80,000,000. This loan was agreed to be settled in ten semiannual, equal and consecutive installments, accruing a fixed interest rate up to the third year, and a BADLAR corrected based floating interest rate for the remaining period.

(2)

On July 21 and July 22, 2015, the Company subscribed loans agreements with Banco Patagonia S.A. and Banco Santander Rio S.A. for total amounts of $ 200,000,000 and $ 250,000,000, respectively. Both loans were agreed to be settled in nine quarterly, equal and consecutive installments, overcoming the first one twelve months after the disbursement and accruing a BADLAR corrected based floating interest rate with quarterly repayments.

(3)

In March and June 2016, the Company subscribed two loan agreements with Banco Provincia de Buenos Aires for a total amount of $ 150,000,000 each. Both loans were agreed to be settled in twenty-five monthly, equal and consecutive installments, overcoming the first one twelve month after the disbursement and accruing a BADLAR corrected based floating interest rate with monthly repayments. Additionally, on June 2016, the Company subscribed another loan agreement with Banco Provincia de Buenos Aires for a total amount of $ 20,000,000 under the same aforementioned conditions.

(4)

In June 2016, the Company subscribed a loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of US$ 50,000,000 to be settled in five semi-annual, equal and consecutive installments, with a twelve month grace period after the disbursement, accruing a nominal floating interest rate based on Libor, with quarterly repayments. This loan requires the compliance of the Net Debt / EBITDA ratio, which has been satisfied from execution of the loan until the date of issuance of these financial statements.

(5)

On April 6, 2017, the Company subscribed a loan agreement with HSBC Bank Argentina S.A. amounting to $ 150,000,000 accruing a nominal fixed interest rate with quarterly repayments. This loan requires the compliance with the Financial debt / EBITDA ratio, which has been satisfied from execution of the loan until the date of issuance of these financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

(6)

In May 2017, the Company subscribed a loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of US$ 65,000,000 to be settled in five semi-annual, equal and consecutive installments, accruing a nominal floating interest rate based on Libor. The first installment was due 365 days after the disbursement. This loan requires the compliance of the Net Debt / EBITDA ratio, which has been satisfied from execution of the loan until the date of issuance of these financial statements.

Ferrosur Roca S.A.:

(7)

On October 21, 2015, Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for a total amount of $ 130,000,000 to be settled in nine quarterly, equal and consecutive installments, overcoming the first one twelve months after the disbursement date, and accruing interests at a nominal floating interest rate based on BADLAR private corrected (BADCOR). Loma Negra C.I.A.S.A. guarantee the loan.

(8)

On August 5, 2016, Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for a total amount of US$ 4,700,000, to be settled in three quarterly, equal, consecutive installments, overcoming the first one on January 25, 2018, and accruing interests at a nominal fixed interest rate.

(9)

In 2017, Ferrosur Roca S.A. subscribed a loan agreement with HSBC Bank Argentina S.A. amounting to $ 150,000,000 accruing a nominal fixed interest rate with quarterly repayments. This loan requires the compliance with the Financial debt / EBITDA ratio, which has been satisfied from execution of the loan until the date of issuance of these financial statements.

(10)

In August 2018, Ferrosur Roca S.A. subscribed a new loan agreement with Banco Latinoamericano de Comercio Exterior S.A. “BLADEX” for a total amount of US$ 15,000,000, for a term of 365 days at a 3-month LIBOR interest rate + 1.95%, with interest falling due on a quarterly basis.

Yguazú Cementos S.A.:

(11)	On August 8, 2017, Yguazú Cementos S.A. entered into two loan agreements with two Paraguayan Banks and agreed the following terms:

Banco Continental S.A.E.C.A.:

Principal amount: Guaraníes 255,000,000,000

Maturity: 8 years

Interest Rate: 8.5% for the first year. After the first anniversary, the interest rate shall be adjusted according to an average of rates published by the Banco Central de Paraguay plus 0.32%. In no case the interest rate shall be lower than 8.5%. Interests will be paid every six months starting in February 2018.

Payment of principal: 15 equal and consecutive installments on a semiannual basis, starting in August 2018.

Sudameris Bank S.A.E.C.A.

Principal Amount: Guaraníes 168,000,000,000

Maturity: 8 years

Interest Rate: 9% for the first year. After the first anniversary, the interest rate shall be adjusted according to an average of rates published by the Banco Central de Paraguay, plus 0.82% in no case the interest rate shall be lower than 9%. Interests will be paid every six months starting in February 2018.

Payment of principal: 15 equal and consecutive installments on a semiannual basis, starting in August 2018.

These loans require Yguazú Cementos S.A. to comply with the EBITDA/ interest on Borrowings and Liabilities/Net equity ratios, which have been satisfied from execution of the loans until the date of issuance of these financial statements.

In addition, as a security interest to guarantee payment Yguazú Cementos S.A. raised in favor of the two Paraguayan banks, mortgages and pledges over its property (Villa Hayes plant and Cantera Itapucumí) and equipment for up to a total sum of Guaraníes 423,000,000,000, equivalent to the amount of the two loans granted.

(12)

In August 2018, Yguazú Cementos S.A. suscribed two new loans for Guaraníes 11,500,000, each one with Banco Itaú de Paraguay for a term of three and six months at a fixed interest rate of 5.65% and 5.80%, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

25.3 Movements of borrowings

The movements of borrowings for the year ended December 31, 2018 are outlined below:

Balances as of January 1, 2018	6,443,075,258
New borrowings	1,449,050,076
Interest accrual	386,601,388
Effect of exchange differences on translating foreign operations	572,410,096
Effect of exchange rate differences	921,517,549
Interest payments	(894,806,209)
Principal payments	(2,915,170,732)

Balances as of December 31, 2018	5,962,677,426

As of December 31, 2018, the long-term borrowings have the following maturity schedule:

Year
2020	841,972,137
2021	353,077,481
2022	353,077,481
2023 and following	1,059,232,443

Total	2,607,359,542

26.	ACCOUNTS PAYABLE

	12.31.2018	12.31.2017
Non-current
Accounts payable for investments in Property, plant and equipment	387,161,929	105,402,112

Total	387,161,929	105,402,112

Current
Suppliers	2,069,974,054	1,830,175,759
Related parties (Note 19)	268,100,226	407,248,388
Accounts payable for acquisitions of Property, plant and equipment	1,660,381,074	346,975,126
Expenses accrual	854,769,995	902,312,409

Total	4,853,225,349	3,486,711,682

Accounts payable in investments in Property, plant and equipment include the accounts payable associated to the Investment Project in the L´Amalí plant. These balances contain the interest accrued, in accordance with the term payments agreed upon.

27.	PROVISIONS

	12.31.2018	12.31.2017
Non-current
Labor and Social Security	47,808,492	65,236,094
Environmental restoration	186,119,946	119,005,448
Civil and others	58,706,815	53,609,583

Total	292,635,253	237,851,125

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Changes in the provisions were as follows:

	Labor and Social Security	Environmental restoration	Civil and others	Total
Balances as of January 1, 2017	53,907,144	109,845,604	58,612,854	222,365,602
Increases	20,403,689	10,542,174	26,346,034	57,291,897
Uses (*)	(9,074,739)	(1,382,330)	(31,349,305)	(41,806,374)

Balances as of December 31, 2017	65,236,094	119,005,448	53,609,583	237,851,125
Increases	15,610,373	113,543,802	37,085,005	166,239,180
Uses (*)	(33,037,975)	(46,429,304)	(31,987,773)	(111,455,052)

Balances as of December 31, 2018	47,808,492	186,119,946	58,706,815	292,635,253

(*)	Includes the application of provisions to their specific purposes and the effect of the inflation adjustment.

The provision for Labor and Social Security represents the best estimate of the future outflow of economic benefits that will be required under the Group´s Labor and social security obligations for the final settlement cost of complaints and litigations. All the claims provisioned are of a similar nature and are not individually material.

The provision for Environmental restoration represents the present value of the estimated costs for environmental cleanup and remediation works mainly relating to quarries and plants and based on the current information related to costs and expected remediation plans.

The provision for Civil and others represents the present value of the best estimate of the future outflow of economic benefits that will be required under the Group´s obligations for the final settlement cost of complaints and litigations derived from tax claims and damages. All the claims provisioned under tax or damages, respectively, are of a similar nature and are not individually material.

Based on management best estimates, and considering the opinion of the company external counsels, as of December 31, 2018 there are claims against the Company classified as uncertain contingencies. The estimated cash flow derived from these contingencies amounts to $ 139.9 million, including $ 71.5 million related to tax obligations and $ 46.2 million related to labor obligation and $ 22.2 million related to administrative obligations. At the date of issuance of these consolidated financial statements, the Group understands that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

28.	TAX LIABILITIES

	12.31.2018	12.31.2017
Non-current
Facilities payment plans	—	505,256

Total	—	505,256

Current
Income tax expense	368,221,928	496,476,565
Value added tax	94,335,822	221,280,756
Turnover tax	47,093,466	56,928,469
Other taxes, withholdings and perceptions	269,899,035	71,447,375

Total	779,550,251	846,133,165

29.	OTHER LIABILITIES

	12.31.2018	12.31.2017
Non-current
Termination payment plans	7,900,093	23,240,492

Total	7,900,093	23,240,492

Current
Termination payment plans	28,836,528	31,524,178
Dividends with minority shareholders	6,330,598	11,734,897
Others	5,623,510	3,864,758

Total	40,790,636	47,123,833

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

30.	CASH AND CASH EQUIVALENTS

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

	12.31.2018	12.31.2017	12.31.2016
Cash and Banks	806,708,433	278,717,518	430,871,412
Short-term investments (Note 15)	2,095,150,895	4,415,951,166	1,049,224,436

Cash and cash equivalents	2,901,859,328	4,694,668,684	1,480,095,848

31.	NON-CASH TRANSACTIONS

Below is a list of transactions that did not involve cash flow movements in the fiscal year of acquisition:

	12.31.2018	12.31.2017	12.31.2016
- Acquisition of Property, plant and equipment financed with trade payables	804,233,159	—	33,620,568
- Acquisition of 2.36% of interest in Cofesur S.A.U. (*)	—	52,316,833
- Acquisition of interest in Yguazú Cementos S.A. cancelled with the settlement of loans with InterCement Brasil S.A. (Note 16)	—	144,077,417	954,610,144
- Settlement of account payable for purchases to InterCement Brasil S.A. with other receivables	—	51,576,882
-Account payable settlement with amount receivable under financial leasing			(317,986,070)

(*)	The Company applied the 52,316,833 advance that it had as of December 31, 2016 to the acquisition of a 2.36% ownership interest in Cofesur S.A.U. approved by the Argentine Government in March 2017.

32.	SEGMENT INFORMATION

The Company has adopted IFRS 8 - Operating segments, that require operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the period analyzed. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Company has classified its businesses as follows:

i)

Cement, masonry cement and lime: this segment includes results from the cement, masonry cement and lime business, and comprises the procurement of the raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)

Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel o raw material.

	12.31.2018	12.31.2017	12.31.2016
Net revenue
Cement, masonry cement and lime – Argentina	16,282,614,057	11,649,136,962	8,314,392,402
Cement – Paraguay	1,959,634,979	1,152,606,929	—
Concrete	3,657,338,674	1,903,346,280	1,044,559,627
Railroad	2,136,181,737	1,608,080,671	1,223,681,686
Aggregates	334,206,557	261,292,612	189,491,197
Others	117,898,203	133,109,926	75,636,911
Eliminations	(2,325,008,399)	(1,421,038,454)	(973,318,615)

Subtotal	22,162,865,808	15,286,534,926	9,874,443,208

Reconciliation - Effect from restatement in constant currency	4,644,065,716	9,552,077,957	9,459,945,909

Total	26,806,931,524	24,838,612,883	19,334,389,117

Cost of sales
Cement, masonry cement and lime - Argentina	10,619,291,608	7,986,358,455	6,045,620,325
Cement – Paraguay	1,379,208,675	803,220,686	—
Concrete	3,421,580,967	1,795,052,472	968,360,040
Railroad	1,913,366,156	1,352,375,734	1,011,559,523
Aggregates	360,465,602	266,721,854	176,603,548
Others	67,056,625	67,374,539	35,697,635
Eliminations	(2,325,008,399)	(1,421,038,454)	(973,318,615)

Subtotal	15,435,961,234	10,850,065,286	7,264,522,456

Reconciliation - Effect from restatement in constant currency	4,546,832,818	7,659,874,517	7,889,653,017

Total	19,982,794,052	18,509,939,802	15,154,175,473

Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime - Argentina	1,084,762,773	850,722,982	726,012,191
Cement – Paraguay	64,315,992	43,633,705	—
Concrete	117,877,891	77,974,017	49,143,560
Railroad	149,809,534	105,192,391	(4,235,303)
Aggregates	(4,173,225)	4,411,761	5,217,097
Others	39,610,163	38,471,541	29,341,972

Subtotal	1,452,203,128	1,120,406,397	805,479,517

Reconciliation - Effect from restatement in constant currency	372,617,951	732,311,020	819,667,182

Total	1,824,821,079	1,852,717,417	1,625,146,699

Depreciation and amortization
Cement, masonry cement and lime - Argentina	415,892,004	342,614,418	432,545,694
Cement - Paraguay	279,997,274	170,931,104	—
Concrete	32,222,290	24,544,240	12,492,535
Railroad	137,274,165	74,821,293	54,995,174
Aggregates	24,139,262	10,505,708	7,115,732
Others	2,669,087	2,463,945	1,924,745

Subtotal	892,194,082	625,880,708	509,073,880

Reconciliation - Effect from restatement in constant currency	1,229,195,797	1,116,496,197	1,288,514,381

Total	2,121,389,879	1,742,376,905	1,797,588,261

Net revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime - Argentina	4,578,559,676	2,812,055,527	1,542,759,886
Cement - Paraguay	516,110,312	305,752,538	—
Concrete	117,879,816	30,319,791	27,056,027
Railroad	73,006,047	150,512,546	216,357,466
Aggregates	(22,085,820)	(9,841,002)	7,670,552
Others	11,231,415	27,263,846	10,597,304

Subtotal	5,274,701,446	3,316,063,246	1,804,441,235

Reconciliation - Effect from restatement in constant currency	(275,385,053)	1,159,892,418	750,625,710

Total	4,999,316,393	4,475,955,664	2,555,066,945
Reconciling items:
Share of profit (loss) of associates	—	—	76,243,433
Tax on debits and credits to banks accounts	(254,200,939)	(304,817,393)	(277,325,855)
Finance costs, net	(1,662,578,414)	(271,396,125)	(417,358,381)
Income tax expense	(1,131,955,333)	(221,946,197)	(649,823,084)

Total	1,950,581,707	3,677,795,949	1,286,803,058

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Geographical information

	12.31.2018	12.31.2017
Non-current assets
Argentina	19,620,044,082	15,920,964,729
Paraguay	4,118,220,215	3,482,599,805

For these purposes, non-current assets do not include deferred tax assets.

Net revenues for the years ended December 31, 2018 and 2017 are derived from business in Argentina and Paraguay, while for the year ended December 31, 2016 they are derived from business in Argentina only.

No single customer contributed on 10% or more of the Group´s revenue for 2018, 2017 and 2016.

33.	FINANCIAL INSTRUMENTS

33.1 Capital management

The Group manages its capital to ensure that entities that comprise it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group’s overall strategy did not have changes in 2018 and 2017.

The Company and its subsidiaries participate in operations involving financial instruments, which are recorded in financial position accounts, which used to face their needs, as well as to reduce exposure to market, currency and interest rate risks. The management of these risks, as well as their respective instruments, is performed by defining strategies, establishing control systems and determining exposure limits.

The capital structure of the Group consists of net debt (borrowings, as detailed in note 25 offset by cash and cash equivalents balances, as detailed in note 30) and Shareholders’ Equity of the Group (comprising issued capital stock and other capital related accounts, reserves, retained earnings, accumulated other comprehensive income and non-controlling interests).

The Group is not subject to any externally imposed capital requirements.

The Group´s risk management committee reviews the capital structure of the Group.

Net debt to equity ratio

The net debt to equity ratio of the years ended on December 31, 2018 and 2017 is as follows:

	12.31.2018	12.31.2017
Debt (i)	5,962,677,426	6,443,075,258
Cash and cash equivalents	2,901,859,328	4,694,668,684

Net debt	3,060,818,098	1,748,406,574

Equity (ii)	16,553,229,765	14,130,938,289

Net debt to equity ratio	0.18	0.12

(i)	Debt is defined as current and non-current borrowings, as described in note 25.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

(ii)	Equity includes all reserves and capital of the Group, which are managed as capital.

33.2 Categories of financial instruments

	12.31.2018	12.31.2017
Financial assets
Cash and banks	806,708,433	278,717,518
Investments measured at fair value through profit or loss	297,761,281	2,560,939,429
Held to maturity investments	1,797,389,614	1,855,011,738
Receivables	2,216,762,361	1,927,110,875

Financial liabilities
Measured at amortized cost	12,665,218,530	11,752,178,580

At the end of the reporting period, there are not significant concentrations of credit risk for loans and receivables designated at fair value through profit or loss. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such loans and receivables.

33.3 Objectives of financial risk management

The Treasury function offers services to business, coordinates access to domestic and international financial markets, monitors and manages the financial risks related to the Group’s operations through internal risk reports, which analyze exposures depending on the degree and extent thereof. These risks include market risk (including currency risk, interest rates at fair value risk and price risk), credit risk and liquidity risk. The Company and its subsidiaries do not employ or traded derivative financial instruments for speculative purposes. Monitoring compliance with these provisions policy is made by the executive committee and the internal audit team.

33.4 Exchange risk management

The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The amounts of monetary assets and liabilities denominated in foreign currency at the end of 2018 and 2017 are as follows:

	12.31.2018	12.31.2017
Liabilities
US Dollars	3,817,240,870	3,181,875,135
Guarani	2,816,895,658	2,328,388,863
Euro	347,533,959	299,110,017
Real	24,610	21,391

Assets
US Dollars	1,125,128,279	1,577,569,349
Guarani	903,635,402	487,476,775
Euro	1,091,046	9,381,578
Real	89,320	89,495

Foreign currency sensitivity analysis

The Group is mainly exposed to the US dollar and to Guaraní.

The following table shows the sensitivity of the Group to an increase in the US dollar and the Guaraní exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts translation of such items on the balance sheet date considering a reasonably possible 25% increase in the exchange rate.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	US Dollar effect	Guaraní effect
	(in thousands of pesos)	(in thousands of pesos)
	12.31.2018	12.31.2018
Loss for the year	673,028	—
Decrease in net equity	673,028	625,916

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

There are not outstanding transactions related with forward foreign exchange contracts as of December 31, 2018 and 2017.

33.6 Interest rate risk management

The Group is exposed to the risk of significant fluctuations in interest rates, given that the companies in the Group have borrowings at both, fixed and floating rates. The risk is managed by the Group by having an appropriate mix between loans with fixed and floating rates. Hedging activities are evaluated regularly to align with interest rates and risk defined, ensuring that the most profitable coverage strategies are applied.

	12.31.2018	12.31.2017
Financial assets
Held to maturity investments (1)	1,797,389,614	1,855,011,738
Investments measured at fair value through profit or loss (2)	297,761,281	2,560,939,429

Financial liabilities
Measured at amortized cost (3)	5,962,677,426	6,443,075,258

(1)	Fixed term deposits at fixed rates.
(2)	Short-term investments at floating rates.
(3)	Includes borrowings, as detailed in Note 25.

33.6.1 Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming that the amount of the liabilities outstanding at the end of the reporting period were outstanding for the whole year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2018 was 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately $ 2.1 million.

In the event that the average LIBO rate applicable to our financial liabilities during the year ended December 31, 2018 was 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 0.8 million.

With respect to our financial assets, an increase of 1.0% in the average interest rate during the year ended December 31, 2018, would have increased our financial income by $10.7 million and US$ 0.3.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

33.6.2 Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows, using the curves at the end of the reporting period and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

33.7 Credit risk management

Credit risk refers to the risk that one party fails to comply with its contractual obligations resulting in a financial loss for the Group. The Group has adopted a policy of only solvent parties involved and get sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. Credit exposure is controlled by counterparty limits that are reviewed and approved periodically.

Trade receivables are composed of a large number of customers. Continuous credit assessment is performed on the financial condition of accounts receivable.

The credit risk on liquid funds and derivative financial instruments is limited, because the counterparties are banks with high credit ratings assigned by credit rating agencies.

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

The Company deploys careful liquidity risk management and therefore, it maintains Cash and bank balances, liquid instruments and available funds. As of December 31, 2018, the Consolidated financial statements reflect a negative working capital equivalent to $703,878,478. Given the nature of the Company’s activities, which has foreseeable cash flows, it can operate with negative working capital. This condition is not related to insolvency. Rather, it is a strategic decision. Taking into account that the Group has a low level of indebtedness, the Board of Directors is analyzing long-term financing alternatives. The Company’s Management considers that exposure to liquidity risk is low because the Company has generated cash flows from its operating activities due to its good performance; it has access to loans and financial resources in the manner explained in Note 25.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. Given that interest flows are at floating rates, the undiscounted amount is derived from interest rate curves at the end of the reporting period.

	Weighted average effective interest rate	Less than 1month	1-3 months	3 months to 1 year	1-3 years	3-6 years	Total
	%
31 December 2018
Borrowings	26.2%	560,539,871	431,001,246	2,622,245,214	2,013,702,556	1,230,413,717	6,857,902,604
31 December 2017
Borrowings	23.3%	563,741,567	438,138,090	2,015,296,273	3,293,507,578	1,351,973,464	7,662,656,972

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

Financial assets/ financial liabilities	Fair value as of		Fair value hierarchy	Valuation technique(s) and key input(s)
	12.31.2018	12.31.2017
Investments in Mutual funds	297,761,281	2,560,939,429	Level 1	Quoted bid prices in an active market

33.9.2    Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

The directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

34.	GUARANTEES GRANTED TO SUBSIDIARIES

In April 2017, Ferrosur Roca S.A. subscribed a loan with HSBC Bank Argentina S.A. for an amount of $ 150,000,000. Such loan was guaranteed by Loma Negra C.I.A.S.A., and the outstanding balance as of December 31, 2018 amounts to $ 157,865,753.

In August 2018, Ferrosur Roca S.A. took a new 365 days loan for US$ 15,000,000 with Banco Latinoamericano de Comercio Exterior S.A. “BLADEX” at a three-month LIBOR + 1.95% interest rate with quarterly interest payments. Loma Negra granted security and surety in favor of BLADEX for up to the amount of the loan plus interest and expenses, and also signed the promissory notes issued by Ferrosur Roca S.A. in favor of that entity. As of December 31, 2018, Ferrosur Roca owes $ 569,442,236 under that loan.

In addition, Loma Negra C.I.A.S.A. guarantees the bank overdrafts of Ferrosur Roca S.A. As of December 31, 2018, the outstanding balances of such bank overdrafts amounted to 516,908,802.

35.	RESTRICTED ASSETS

As of December 31, 2018, the Group has judicial deposits for a total amount of $ 6,186,319, which are shown within other current and non-current receivables.

On August 8, 2017, Yguazú Cementos S.A. entered into two loan agreements with Banco Continental S.A.E.C.A. and Sudameris Bank S.A.E.C.A. for a total amount of Guaraníes 255,000,000 and Guaraníes 168,000,000, respectively.

In order to guarantee the payment of the new loans, Yguazú Cementos S.A. created liens (pledge and mortgage) over land and property (Villa Hayes Plant, Itapucumí quarry site and equipment) in favor of the local banks for up to Guaraníes 423,000,000,000, equivalent to the amount of both loans. The balance owed for both loans as of December 31, 2018 is Guaraníes 405,610,391,703 ($ 2,558,794,569).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

36.	COMMITMENTS

The Group has certain contractual commitments to purchase slag, which are effective until 2022. The estimated undiscounted future cash flows amount to approximately $ 594.7 million between 2019 and 2022. In addition, the Company has contractual commitment to purchase limestone for an average annual amount of $ 2.5 million until 2025.

The Company has also signed several contracts for the procurement of natural gas, assuming firm commitments for a total amount of $ 692.2 million and $ 53 million payable during the 2019 and 2020, respectively.

Additionally, the Company has entered into agreements with some electricity suppliers for a total amount of $ 477.7 million and $ 534 million for 2019 and 2020, respectively, and $ 534 million to be annually paid between 2021 and 2037.

Due to the agreement signed with Sinoma International Engineering Co. Ltd. to build a new cement plant, Loma Negra C.I.A.S.A. assumed in the course of 2017 new Commitments totaling $ 2,167,648,300 plus US$ 107,414,700 and Euro 41,574,600. Taking into account that, in the manner agreed upon, Peso-denominated values ($ 2,167,648,300) are subject to periodical adjustments in accordance with an adjustment formula, the amount committed as of December 31, 2018 is US$ 61,416,924, Euro 30,904,861 and $ 2,506,019,275.

37.	INVESTMENT PROJECTS

On July 21, 2017, the Board accepted the Offer received from the Chinese company Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a production capacity of 5,800 tons per day of clinker.

The offer includes the engineering, provision and shipment of all the equipment for the plant and its construction.

The work will be executed in two phases:

a)	Phase 1: basic engineering of the new plant and study of soil in situ (5 months).

b)

Phase 2: equipment provision and plant construction (26 months). The Company has the right to notify Sinoma to start-up of Phase 2 within the term of 1 (one) year counted as from the Commencement of Phase 1. If such notice is not given within such term, it shall be understood that Phase 2 was automatically terminated, and the Company shall not be liable for, neither assumes, any kind of compensation, costs, expenses and/or any direct or indirect loss or damages arising from the termination.

Total cost of the project amounts to 5,000,000,000 (2,167,648,300 plus US$ 107,414,700 plus Euros 41,574,600). The costs in local currency will be adjusted periodically in accordance with an agreed formula.

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

On November 12, 2013, the complaint was successful and the court handed down a final judgment, favorable to the Company.

On October 31, 2017, the Judge approved the expert witness report that determined the amount to be collected by Ferrosur Roca for an amount of $117,407,006.

On September 26, 2018, the Company filed in the framework of these proceedings a request to have the debt paid and the judgement enforced. The opposing party has been already notified of this request.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

On November 9, 2018, the opposing party filed an answer to the demand for debt payment: although the court ruled that the opposing party had to be notified, the notice has not been served as of the date hereof.

The company considered all the evidence available and concluded that the valuation of the asset amounts to $133,044,253 as of December 31, 2018. According to the opinion of the indirect controlled company’s local legal advisors, the period estimated for collection shall be over the next twelve months.

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

Until December 31, 2015, the amounts transferred to the Trust were considered contingent assets since, although the amounts were deposited in a Trust, there was a significant uncertainty in relation to the fact that the future economic benefits were expected to flow to the entity.

On July 27, 2016, the Ministry of Transportation issued the Rule N° 218, establishing a procedure for the certification of proposed works by rail concessionaires.

Based on the new regulation, the Company recognized all the amounts transferred to the Trust under the line Other receivables from Trust of Administration. The contributions of the year ended December 31, 2018 amounted to 46.267.585

On the understanding that the use of the proceeds must be approved by the regulatory authority, the Company is not empowered to lead the relevant activities.

In the course of this fiscal year, the first works proposed to the State came to an end with the contributions made by the controlled company into FFFSFI. These works consisted in the heavy improvement of railway structure and automated treatment of 29.215 km of railway between Parish Sur - Azul Norte Km. 259 and Km. 288.215 progressives in the Cañuelas-Olavarría branch.

40.	RESTRICTIONS TO DIVIDENDS DISTRIBUTION

In accordance with the provisions of Companies´ Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year adjusted by any amount that could have been transferred form accumulated other comprehensive income (loss) to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

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

(c) the performance of any other investment by Loma Negra.

As of the date of issuance of these financial statements, the Company is not affected by the restrictions mentioned in the preceding paragraphs.

41.	FERROSUR ROCA S.A. CONCESSION – ARGENTINE RAILWAY LAW

The Argentine Executive Branch’s Decree 1027/2018, regulatory of Law No. 27,136, was published in the Official Gazette on November 7, 2018.

The highlights of this law are: re-adjustment of the concession agreements in force with the possibility of an extension for a term of no more than 10 years, full implementation of open access the day following the expiration of the term of the most recent Concession Agreement (of the three private concessions that are still in force today), including extensions plus the possibility of commencing this modality in the systems that are operational when the investments scheduled are made. Review of technical standards. Review of the disciplinary regime. Creation of a Registry of Operators.

The Negotiating Committee will be created. It will be made up by a member who belongs to each one of the following agencies: ADIF, Secretary of Transportation Planning and Railway Transportation Under-secretariat. As of the date of issuance of these financial statements neither the procedures nor the interpretations, clarifications and amendments mentioned in the preceding paragraphs have been implemented. It is therefore impossible to determine with certainty the final impact of the resolution of these processes. As a consequence, the Company’s financial statements do not include adjustments and/or reclassifications, if any, as may be required if the final resolution of such circumstances became known.

42.	COMPLAINTS BROUGHT AGAINST THE COMPANY AND OTHERS IN THE UNITED STATES

In the course of 2018, the following complaints were brought against the Company, its directors and parent company in the United States of America at the time of the Company’s initial public offering, dated 2017. As of the date of issuance of these financial statements, none of the complaints has yet been certified as a class action by the judges hearing these cases.

1. Kohl v. Loma Negra CIASA, et al. (Index No. 653114/2018 - Supreme Court of the State of New York, County of New York)

The complaint was filed in June 2018 by Dan Kohl –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the state courts of New York. The banks that placed the ADSs have also been sued. In its complaint, the plaintiff alleges assumed violations of the United States’ Federal Securities Laws on grounds of allegedly false representations contained in the Offering Memorandum and/or failure to include relevant information. On March 13, 2019, the company filed a response to the second addendum filed by the plaintiff in January 2019.

2. Carmona v. Loma Negra CIASA, et al (1:18-cv-11323-LLS - United States District Court Southern District of New York).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The complaint was filed in December 2018 by Eugenio Carmona –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the US federal courts sitting in New York. In its complaint, the plaintiff alleges assumed violations of the United States’ Federal Securities Law on grounds analogous to those used in the first complaint. As of the date of issuance of these financial statements, the amendment to this complaint has not yet been filed by the plaintiff.

Based on the information available, the Company has concluded that as of December 31, 2018 and based on IAS37, no provision is to be raised.

43.	SUBSEQUENT EVENTS

The Group has considered the events following December 31, 2018 to evaluate if there is a need for recognizing them or for their potential disclosure in these consolidated financial statements. The evaluation of these events continued until April 25, 2019, which was the date when these financial statements were available for issuance.

In connection with the tax revaluation described in 3.7.3, the Company opted for a tax revaluation of the personal property subject to depreciation held as of December 31, 2017. The deadline for exercising such option and paying the special tax was March 29, 2019. On such date, the Company has paid an advance of the special tax. The financial impact of this option was an increase in equity of $ 109 million.