Form 20-F/A
period 2018-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2019-09-24
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

*Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

TABLE OF CONTENT

EXPLANATORY NOTE	1
ITEM 15. CONTROLS AND PROCEDURES	2

Disclosure Controls and Procedures	2

Management’s annual report on internal control over financial reporting	2

Attestation report of the registered public accounting firm	2

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2018	2
ITEM 19. EXHIBITS	2
SIGNATURES	4
Exhibit 12.1	5
Exhibit 12.2	6

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends Part II Item 15. Controls and Procedures of the Annual Report on Form 20-F for the year ended December 31, 2018, which was originally filed with the Securities and Exchange Commission on April 30, 2019 (the “Original Annual Report”). We have modified Part II Item 15. Controls and Procedures in this Amendment in response to a comment letter received from the SEC regarding management’s assessment on internal control over financial reporting for the fiscal year ended December 31, 2018.

In addition, we are including current Exhibits 12.1 and 12.2, the certifications of our Chief Executive Officer and Chief Financial Officer required by Sections 302 of the Sarbanes-Oxley Act of 2002 as of the date of this Amendment.

Except as described above, we have not modified or updated any disclosures presented in the Original Annual Report. This Amendment does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures, including the exhibits to the Original Annual Report. Accordingly, this Amendment should be read in conjunction with our filings with the Securities and Exchange Commission (the “SEC”) subsequent to the filing of the Original Annual Report.
1

ITEM 15.                          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Our CEO and CFO concluded that, as of the end of the period covered by the Original Annual Report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The company’s internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2018.

Attestation report of the registered public accounting firm

Not applicable.

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2018

During the period covered by the Original Annual Report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Our audited consolidated financial statements are included in the Original Annual Report beginning at Page F-1.

ITEM 19.                          EXHIBITS

2

Exhibit Number	Description of Document

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 23, 2019	Loma Negra C.I.A.S.A.

/s/Sergio D. Faifman
Name: Sergio D. Faifman
Title: Chief Executive Officer

/s/Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer