Form 20-F
period 2019-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2020-04-30
CIK 1711375

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

Argentina

Tel: 54-11-4319-3048

Email: mgradin@intercement.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 5 Ordinary Shares of Loma Negra C.I.A.S.A.	LOMA	New York Stock Exchange

Ordinary Shares of Loma Negra C.I.A.S.A.	LOMA	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued and outstanding shares of each class of stock of Loma Negra C.I.A.S.A. as of December 31, 2019 was:

596,026,490 ordinary shares, nominal value Ps.0.10 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

Market Data and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland), or AFCP; the Argentine Central Bank; the Central Bank of Paraguay; the INDEC; and the International Monetary Fund, or IMF.

In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. As a result of this decree, the publication of certain macroeconomic figures was suspended. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the CPI increase was 24.8%, 47.6%, and 53.8% for the years ended December 31, 2017, 2018 and 2019, respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2018, reporting an increase of 73.5%, and for year ended December 31, 2019 an increase of 58.5%. See “Item 3.D Key Information—Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins”

Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D Key Information—Risk Factors” in this annual report.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	general economic, political and business conditions, both in Argentina and Paraguay, including the policies of the new government in Argentina;

•	inflation, the devaluation of the Argentine Peso and the Paraguayan Guaraníes and exchange rate risks in Argentina and Paraguay;

•	restrictions on the ability to exchange Argentine Peso or Paraguayan Guaraníes into foreign currencies and transfer funds abroad;

•	the duration and severity of the 2019 novel strain of coronavirus disease (SARS-CoV-2, referred to as “COVID-19”) outbreak and its impacts on our business and on the global and Argentine economy;

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•	the implementation of our financing strategy and capital expenditure plans;

•	the cyclical nature of the cement industry;

•	construction activity levels, particularly in the markets in which we operate;

•	industry trends and the general level of demand for, and change in the market prices of, our products and services;

•	the performance of the Argentine and global economies, including the impact of a longer than anticipated continuation of the current Argentine and global economic downturn;

•	private investment and public spending in construction projects;

•	existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Argentina and Paraguay;

•	possible shortages of electricity and government responses to them;

•	the competitive nature of the industry in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	legal and administrative proceedings to which we are or become party (individually or jointly with our controlling shareholder);

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	the exploration and related depletion of our mines and mineral reserves;

•	other statements included in this annual report that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3.D Key Information—Risk Factors”.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this annual report. The following tables set forth our selected consolidated financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, derived from our audited consolidated financial statements included elsewhere in this annual report. We have prepared our audited consolidated financial statements in accordance with IFRS, as issued by the IASB.

The selected consolidated financial information as of December 31, 2017 has been derived from audited financial statements that are not included in this annual report. Our audited consolidated financial statements for the years ended as of December 31, 2019, 2018 and 2017 comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29. These figures have been restated in the last fiscal year’s end-of-period currency in the manner described below in order to permit comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year. See “Presentation of Financial and Other Information”.

	For the Year Ended December 31,
	2019	2018	2017
	(in Ps.)
	(amounts expressed in millions)
Consolidated statements of profit or loss:
Net revenue	38,952.0	41,237.7	38,209.8
Cost of sales	(28,142.0)	(30,740.0)	(28,474.2)

Gross profit	10,810.0	10,497.7	9,735.6
Selling and administrative expenses	(2,904.4)	(2,975.2)	(3,029.1)
Other gains and losses	37.0	168.1	179.0
Tax on bank accounts debits and credits	(403.8)	(391.0)	(468.9)
Financial results, net
Exchange rate differences	(1,190.5)	(1,910.4)	(191.4)
Gain on net monetary position	1,114.9	328.8	526.5
Financial income	60.4	41.3	43.5
Financial expenses	(1,793.3)	(1,117.4)	(796.1)

Profit before tax	5,730.3	4,741.9	5,999.1
Income tax expense
Current	(1,103.3)	(1,614.3)	(1,634.4)
Deferred	(583.2)	(127.0)	1,292.9

Net profit for the year	4,043.8	3,000.6	5,657.6

Net income from operations per share	6,4413	4,6454	9,4552

	As of December 31,
	2019	2018	2017
	(in Ps.) (amounts expressed in millions)
Consolidated statements of financial position:
Assets
Non-current assets
Property, plant and equipment	45,021.2	33,655.4	28,166.7
Right of use assets	408.7	0.0	0.0
Intangible assets	128.2	336.2	345.6
Investments	2.5	2.5	3.8
Goodwill	25.5	25.5	25.5
Inventories	1,568.6	1,041.8	977.7
Other receivables	567.9	1,449.5	329.7
Trade accounts receivable	2.3	6.2	0.0
Total non-current assets	47,724.9	36,517.1	29,849.0

Current assets
Inventories	5,414.4	5,811.5	4,915.1
Other receivables	619.3	589.6	564.5
Trade accounts receivable	2,752.0	3,176.1	2,869.5
Investments	1,019.6	3,223.0	6,793.2
Cash and banks	1,547.6	1,241.0	428.8

Total current assets	11,352.9	14,041.2	15,571.1

Total assets	59,077.8	50,558.3	45,420.1

Shareholders’ equity
Capital stock and other capital related accounts	11,054.0	11,054.0	11,054.0
Reserves	11,873.5	3,507.9	210.5
Retained earnings	3,839.2	8,365.6	8,894.1
Accumulated other comprehensive income	330.2	422.2	52.2

Equity attributable to the owners of the Company	27,096.9	23,349.7	20,210.8
Non-controlling interests	2,230.7	2,114.5	1,527.2

Total shareholders’ equity	29,327.6	25,464.2	21,738.0

Liabilities
Non-current liabilities
Borrowings	6,689.0	4,011.0	5,915.0
Accounts payable	139.4	595.6	162.1
Provisions	566.4	450.2	365.9
Tax liabilities	0.0	0.0	0.8
Other liabilities	51.5	12.1	35.8
Lease liabilities	340.1	0.0	0.0
Deferred tax liabilities	5,482.7	4,901.2	4,768.9

Total non-current liabilities	13,269.0	9,970.1	11,248.5

Current liabilities
Borrowings	5,536.8	5,161.6	3,996.5
Accounts payable	9,063.9	7,465.8	5,363.7
Advances from customers	193.2	259.4	468.7
Salaries and social security payables	958.7	975.2	1,230.6
Tax liabilities	542.7	1,199.2	1,301.6
Lease liabilities	102.6	0.0	0.0
Other liabilities	83.3	62.8	72.5

Total current liabilities	16,481.2	15,124.0	12,433.6

Total liabilities	29,750.2	25,094.1	23,682.1

Total shareholders’ equity and liabilities	59,077.8	50,558.3	45,420.1

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should consider carefully the risks described below and all other information contained in this annual report. If any of the following risks were to occur, our business, financial condition and results of operations would likely be materially adversely affected. In that event, the trading price of our ordinary shares or ADSs would likely decline and you might lose all or part of your investment. The following risks are not the only risks that we face; we are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Cautionary Statement with Respect to Forward-Looking Statements”.

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

Risks Relating to Argentina

Most of our operations, property and customers are located in Argentina and a portion of our liabilities and assets are denominated in foreign currency. Consequently, the quality of our assets, property status and our results of operations depend on the macroeconomics, regulatory, social and political conditions of Argentina and on the exchange rates between the Argentine peso and foreign currencies, in particular, the U.S. dollar. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes in the interest rates, changes of the state policies, social instability and other domestic and international political and economic events that may take place in Argentina or may affect it.

Investing in an emerging economy such as Argentina entails certain inherent risks.

Argentina is a developing economy and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic condition. In the past, instability in Argentina was caused by many different factors, including the following:

•	aggravation of a financial crisis in several countries in the region;

•	abrupt changes in the monetary and fiscal policies of countries with prominent economies due to macroeconomic conditions;

•	increase in public expenses affecting the economy and fiscal deficits;

•	inconsistent fiscal and monetary policies;

•	uncertainty with respect to the Argentine public sector’s payment capacity and the potential for obtaining international financing;

•	low levels of investment;

•	changes in governmental economic or tax policies;

•	high levels of inflation;

•	abrupt changes in currency values;

•	high interest rates;

•	wage increases and price controls;

•	exchange and capital controls;

•	political and social unrest;

•	the growing effects of labor unions;

•	the significant price drop of main commodities exported by Argentina;

•	fluctuations in the BCRA reserves;

•	widespread illnesses or epidemics, including the COVID-19; and

•	restrictions on exports and imports.

Any of the above factors either individually or taken together, could have material adverse effects on the Argentine economy and on our business, results of operations and financial condition.

Argentina’s economy may continue to experience volatility and may contract in the future due to political and economic uncertainty which may adversely affect our operations.

The Argentine economy has experienced extreme volatility in the recent decades, with uneven periods of economic growth, periods of high inflation and devaluation of the Argentine Peso against the U.S. dollar. Therefore, our business and operations may be affected by the economic and political events that may affect the Argentine economy, such as: price controls, foreign exchange controls, currency devaluations, high interest rates, increase in public expenses, tax increase or other regulatory initiatives that increase the Argentine government´s intervention in the economy.

During 2008 and 2009, the Argentine economy entered into a recession due to local and external events, including among others an extensive drought that affected significantly the agricultural sector, and the global economic crisis. Real GDP growth recovered in 2010 and 2011, increasing to 10.1% and 6.0%, respectively. However, GDP growth slowed to 1.0% in 2012, and then increased by 2.4% in 2013. In 2014, the INDEC, the only Argentine agency with legal capacity to publish official national statistics, published a real GDP growth of 0.5%. According to data published by INDEC between 2014 and 2015, the GDP for the first two quarters of 2015, increased by 2.1% and 2.3%, respectively, in comparison with the first two quarters of 2014, mainly due to an increase of public spending and investments. For the year 2016, the GDP variation was of -2.3% in relation to 2015. On the other hand, during 2017, the GDP increased by 2.9%, while in 2018 it dropped by 2.5% and in 2019 by 2.2%.

Argentina faced price increases since 2007, evidenced, among other indicators, by the significantly more expensive prices of fuels, energy and food. According to data published by INDEC, from 2010 to December 31, 2019, consumer price and wholesale prices increased significantly.

Since 2007, INDEC has undergone a process of institutional and methodological reforms that have led to controversies regarding the credibility of the information it publishes, including data on inflation, GDP and unemployment. Reports published by the IMF, using alternative measures to estimate price developments, showed considerably higher variations than those published by INDEC since 2007. The IMF also issued a statement of censure against Argentina in relation to the breach of its obligations before the IMF according to its Articles of Agreement for not achieving sufficient progress in the adoption of corrective measures to improve the quality of official data, including data on price increases and GDP. On November 9, 2016, on the occasion of the readjustment of the INDEC indexes (as described below), the IMF Executive Board announced on November 9, 2016 lifted its censure on Argentina since noting that Argentina resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement with the IMF.

In February 2014, INDEC published a new price index, the National Urban Consumer Price Index (IPCNu), which measured the prices of goods in the country and replaced the CPI that only measured inflation in the urban sectors of the Autonomous City of Buenos Aires. Although the new methodology brought price statistics closer to those estimated by private sources, there were still differences between official data and private estimates.

On the other hand, since the beginning of 2015, international prices of certain commodities, relevant to Argentina’s primary product exports, have decreased, which has had an adverse effect on Argentina’s economic growth. In accordance with the implementation of certain methodological reforms by the government of Mauricio Macri, and the adjustment of certain indexes based on these reforms, the INDEC reviewed the real GDP of the Argentine Republic, from 2004 till 2015, and published on June 29, 2016 percentage variations of the real GDP of 10.4% in 2010, 6.2% in 2011, (1.1)% in 2012, 2.3% in 2013, (2.6)% in 2014 and 2.4% in 2015. These changes in the composition of the GDP resulted in a negative adjustment of approximately 12% for 2004. By previously underestimating inflation, the INDEC had overestimated real term economic growth. Its methodological adjustments led to a determination of real GDP growth of 48.6% for the 2004-2015 period, compared to 65% growth in real terms for the same period resulting from information used before June 2016. For the year 2016 the variation of the GDP was -2.2% in relation to the year 2015, it registered a rise of 2.9%, during 2017, while it proceeded to fall by 2.5% in 2018 and by 2.2% in 2019.

On August 11, 2019 the presidential and legislative primary elections were held in Argentina, in which Alberto Fernandez, member of the political party Frente de Todos, won with 47.65% of the votes, while Mauricio Macri’s party obtained 32.08% of the votes. Finally, on October 27, 2019, the presidential elections were held and Alberto Fernandez, candidate from Frente de Todos, won and took office on December 10, 2019.After the primary elections, the markets reacted negatively, and economic conditions continued to deteriorate. Due to, among other reasons, rising inflation, the continuous demand for wage increases, growing fiscal deficits, required payments on sovereign public debt, reduced industrial growth, generalized recession, and increased capital flight, the government of Mauricio Macri reintroduced, on September 1st, 2019, tight restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities. For further information on this matter, see “Item 10. -D) Exchange Controls”.

On December 23, 2019, the Social Solidarity and Productive Reactivation Law No. 27,541 was published in the Official Gazette, which declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters. The Social Solidarity and Productive Reactivation Law No. 27,541, regulated on December 27, 2019 by Decree No. 99/2019, introduced important foreign exchange restrictions and tax modifications. Decree No. 99/2019 provided measures regarding employer contributions, applicable rates for foreign goods and resolved that, in regard to the tax for an Inclusive and Solidary Argentina, digital services will be taxed by a 8% rate, and the acquisition of certain services abroad and passenger transport services destined outside the country at a 30% rate. As a consequence of these measures, the president of Argentina and the National Congress have gain considerable powers to alter governmental policies and measures related to the Argentine economy. Consequently, our operations and financial condition may be significantly affected.

Since the end of 2019, the Argentine government adopted measures regarding sovereign debt, including a “reprofiling” or restructuring of certain public debt bonds subject to Argentine law. On February 13, 2020, Law No. 27,544 was published in the Official Gazette, granting powers to the Ministry of Economy to carry out the restructuring of the external public sovereign debt. Likewise, such law authorizes the Ministry of Economy to issue new public securities to modify the maturity profile of interest and capital amortizations, as well as to determine terms and procedures for the issuance of such new securities, and to appoint institutions or financial advisors for the restructuring process. Following Law No. 27,544, on March 10, 2020, Decree No. 250/2020 issued by the Argentine Executive was published in the Official Gazette, which defined the universe of bonds subject to restructuring and provided that the nominal value of USD 68,842,528,826 or its equivalent in other currencies is the maximum amount of the operations of liability management and/or exchanges and/or restructurings of the Argentine public bonds issued under foreign law existing as of February 12, 2020 detailed in the annex of said decree. See “Item 3.D - Risk Factors - The Argentine government’s ability to obtain financing from international markets may be limited, which may negatively impact our financial condition and our ability to grow”.

On April 6, 2020, Decree No. 346/2020 issued by the Argentine Executive was published in the Official Gazette, that provided for the deferral of the payments of interest and amortizations of principal, of the Argentine public debt instrumented by bonds denominated in United States Dollars (USD) issued under Argentine law, until December 31, 2020, or until any previous date to be determined by the Ministry of Economy, considering the level of progress and execution of the process for the restoration of the sustainability of the public debt. See “—The Argentine government’s ability to obtain financing from international markets may be limited, which may negatively impact our financial condition and our ability to grow”. However, due to the COVID-19 pandemic, the timeline published initially by the Ministry of Economy for the restructuring of the public external debt which provided, among other steps, the launch of the offer to exchange bonds governed by foreign law, has been postponed.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread throughout the world. The ongoing COVID-19 pandemic has negatively impacted global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly impacted global supply chains, all of which has had an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business. See “-The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic have had and will likely continue to have an adverse effect on our business and operations” and “-Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

On April 16, 2020, the Argentine government announced an exchange offer with respect to outstanding debt securities issued by the Republic of Argentina in the international capital markets. Investors were asked to accept a 62% decrease in interest payments, which would represent savings of approximately U.S.$37.8 billion for the Argentina government, and a 5.4% reduction (or U.S.$3.6 billion) in the face value of the foreign debt securities. The Argentine government also proposed a grace period of three years (through 2023) with respect to payments of interest. As of the date of this annual report, the reaction of investors to the exchange offer were negative.

On April 21, 2020, Decree No. 391/2020, as amended, was published in the Official Gazette providing the restructuring of USD and EUR denominated bonds issued under foreign law and invites to exchange them for new bonds establishing the maximum amount of issuance for the aggregate series denominated in: i) U$S shall not be superior to nominal value U$S 44,500,000,000; and ii) EUR could not be superior to nominal value EUR 17,600,000,000. The prospectus for the exchange offer was already filed within the SEC and the bondholders will have until May 8, 2020, to accept the offer.Also, the Economy Ministry has confirmed that Argentina did not make fulfil US$500 million in debt repayments on three foreign bonds due on April 22, 2020, starting a 30-day countdown to a possible default. That could only be avoided should the government and bondholders reach a deal on restructuring Argentina’s foreign debt.We cannot estimate the impact that the measures currently adopted by the government, or those that it may implement in the future, will have on the Argentine economy as a whole and on our business, equity and results of our operations.

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

On August 11, 2019, presidential and legislative primary elections were held in Argentina, by which Alberto Fernández from the “Frente de Todos” coalition received 47.65% of the votes while Mauricio Macri’s party obtained 32.08%. On October 27, 2019, the presidential elections were held. Alberto Fernández of the Frente de Todos won and took office on December 10, 2019. After the primary elections, there was a considerable increase in the currency exchange rate. As a result, a “restructuring” of the maturities of certain local public debt securities was announced and foreign exchange restrictions were reinstated.

Since taking office in December 2019, the Alberto Fernández administration announced the following measures:

•

Law of Social Solidarity and Productive Reactivation. On December 23, 2019, Law No. 27,541 (the “Solidarity Law”) declaring the public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters was published in the Official Gazette. The Solidarity Law, which was regulated on December 27, 2019 by Decree No. 99/2019, introduced important foreign exchange restrictions and tax modifications. Decree No. 99/2019 provided measures regarding employer contributions, applicable rates for foreign goods and resolved that, in regard to the Tax for an Inclusive and Solidary

Argentina, digital services will be taxed by a 8% rate, and a 30% rate for the acquisition services abroad and passenger transport services destined outside the country. Furthermore, the Solidarity Law fixed, for 180 days, electricity rates under national jurisdiction (of the companies that operate in the Buenos Aires metropolitan area (AMBA)) and gas rates throughout the country.

•

Price Control Program. On January 7, 2020, the national government of Alberto Fernández unveiled the 2020 price control program with the intention of fostering consumption and establishing reference prices for products with the highest consumption in households. The plan for 2020 had over 310 products and decreases of 8% on average.

•

Law of Sustainability of Public Debt under Foreign Law. On February 13, 2020, Law No. 27,544 was published in the Official Gazette, granting powers to the Ministry of Economy to carry out the restructuring of the external public sovereign debt. Likewise, the law authorizes the Ministry of Economy to issue new public securities to modify the maturity profile of interest and capital amortizations, as well as determine terms and procedures for issuance, and appoint institutions or financial advisors for the restructuring process. Following the Law No. 27,544, on March 10, 2020, the Argentine Executive published Decree No. 250/2020 in the Official Gazette. The aforementioned decree defined the universe of bonds subject to restructuring and provided that the nominal value of USD 68,842,528,826 or its equivalent in other currencies is the maximum amount of the operations of liability management and/or exchanges and/or restructurings of the Argentine public bonds issued under foreign law existing as of February 12, 2020 detailed in the annex of said decree. Due to the outbreak of the coronavirus pandemic, the original deadline (March 31, 2020) was postponed for at least two more weeks. On April 16, 2020, the Argentine government announced an exchange offer with respect to outstanding debt securities issued by the Republic of Argentina in the international capital markets. Investors were asked to accept a 62% decrease in interest payments, which would represent savings of approximately U.S.$37.8 billion for the Argentina government, and a 5.4% reduction (or U.S.$3.6 billion) in the face value of the foreign debt securities. The Argentine government also proposed a grace period of three years (through 2023) with respect to payments of interest. On April 21, 2020, Decree No. 391/2020, as amended, was published in the Official Gazette providing the restructuring of USD and EUR denominated bonds issued under foreign law and invites to exchange them for new bonds establishing the maximum amount of issuance for the aggregate series denominated in: i) U$S shall not be superior to nominal value U$S 44,500,000,000; and ii) EUR could not be superior to nominal value EUR 17,600,000,000. The prospectus for the exchange offer was already filed within the SEC and the bondholders will have until May 8, 2020, to accept the offer. Also, the Economy Ministry has confirmed that Argentina did not make fulfil US$500 million in debt repayments on three foreign bonds due on April 22, 2020, starting a 30-day countdown to a possible default. That could only be avoided should the government and bondholders reach a deal on restructuring Argentina’s foreign debt.

•

Deferral of payments of sovereign debt denominated in U.S. dollars issued under Argentine Law. On April 6, 2020, Decree No. 346/2020 issued by the Argentine Executive was published in the Official Gazette, providing the deferral of the payments of interest and amortizations of principal, of the national public debt instrumented by bonds denominated in U.S. dollars issued under the Argentine law, until December 31, 2020, or until any previous date to be determined by the Ministry of Economy, considering the level of progress and execution of the process for the restoration of the sustainability of the public debt. On April 16, 2020, the Argentine government announced an exchange offer with respect to outstanding debt securities issued by the Republic of Argentina in the international capital markets. Investors were asked to accept a 62% decrease in interest payments, which would represent savings of approximately U.S.$37.8 billion for the Argentina government, and a 5.4% reduction (or U.S.$3.6 billion) in the face value of the foreign debt securities. The Argentine government also proposed a grace period of three years (through 2023) with respect to payments of interest. The exchange offer will be valid for a 20-day period commencing on April 17, 2020 for creditors to accept its terms.

•

New Supermarket Shelves Law. On March 17, 2020, Supermarkets’ Shelves Law No. 27,545 was published in the Official Gazette, which had been previously approved by the Argentine Senate on February 28, 2020. This law establishes rules and restrictions for the display of products in certain commercialization centers´ shelves and also provides certain conditions that must be fulfilled in the commercial relationship between the commercialization centers and their suppliers, including compliance with the good commercial practices’ code which is also created by the law.

•	Coronavirus measures. The Argentine government has taken and continues taking measures in response to the COVID-19 pandemic.

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

In the past, Argentina has had important macroeconomic imbalances, including frequent and critical fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficit in approximately 90% of the time (47 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation.

The Macri administration took office in December 2015 and inherited a rising fiscal deficit that reached 5.2% of GDP in 2015, 5.8% of GDP in 2016, 6.0% of GDP in 2017, 5.2% for 2018, and 3.9% for 2019. The government of the Macri administration targeted a primary fiscal deficit (defined as the difference between current government spending on goods and services and total current revenue from all types of taxes net of transfer payments) of 0% of the GDP for 2019 and a primary fiscal surplus of 1% for 2020. Although the primary deficit seemed to have decreased by 2019, the financial deficit was still significant due to the lack of adoption of structural changes to reduce government’s spending, increase of inflation and the deficit of the balance of payment among others.

On February 12, 2020, the Minister of Economy appointed by President Alberto Fernandez, Martín Guzmán, stated that a reduction in the primary fiscal deficit in 2020 is neither realistic nor sustainable. Although Alberto Fernandez’s government may intend to stabilize the nation’s accounts, they also maintain expansionary policies that imply further increases in public spending. The Minister of Economy stated that the Alberto Fernandez’s administration will aim to achieve fiscal balance by the end of the current President’s term in 2023. See “Item 3.D Key Information—Risk Factors—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition”.

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

See “Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities”.

If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins.

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions for long-term economic growth. In recent years, Argentina has experienced high inflation rates.

In the past, and particularly in the Fernández de Kirchner administration, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products by means of price support arrangements between the government and the private sector. These programs, however, did not address the structural causes for Argentina’s inflation and, consequently, failed to reduce inflation. Again, more recently, in April 2019, the Macri administration adopted similar programs, as further described below.

Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. Given INDEC’s recent institutional and methodological reforms, controversy has arisen regarding the reliability of the information that it produced since 2007, including inflation estimates. On January 7, 2016, the Macri administration declared a state of administrative emergency with respect to the national statistical system and INDEC, which lasted until December 31, 2016. Since the declaration of the state of emergency, the INDEC ceased publishing certain statistical data and resumed publication of the CPI on June 16, 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 40.9% at the end of fiscal year 2016, an annual rate of 24.8% at the end of fiscal year 2017, and an annual rate of 47.6% at the end of fiscal year 2018. In 2019, the annual inflation rate in Argentina was of 53.8%. In the first three months of 2020, the accumulated annual inflation in Argentina was 7.8%.

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

Due to several internal and external factors, including, but not limited to, the raising of the interest rate by the US Federal Reserve, the inability of the government to implement all required structural changes to reduce the fiscal deficit, the increasing need of international financing to finance the fiscal deficit, the increase of the government’s inflation target for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018 the peso suffered a new sharp depreciation, which, as of December 31, 2018 accumulated 103.83% and that fostered the inflation levels again to 47.6% in 2018. In March 2019, the inflation reached 4.7%, and accumulated an aggregate of 22.4% during the first semester of 2019. On April 17, 2019 the Macri administration announced a series of economic measures to control inflation, including the temporarily freezing of retail prices for 60 basic products, the commitment to avoid tariffs increases above those already announced during 2019 and the freezing of the US Dollar intervention zones fixed as of April 16, 2019, equal to Ps.39.755 per U.S. dollar in the lower bound and Ps.51.448 per U.S. dollar in the upper bound. Nonetheless, in April 29, 2019, the committee of monetary policy (COPOM) of the BCRA announced that the BCRA will be able to sell foreign currency even if the exchange rate is below Ps.51.448, the amount and frequency will depend on the market dynamics, and if the exchange rate is above Ps.51.448, the BCRA will increase from US$ 150 to US$ 250 million the amount of the daily sale stipulated so far. Likewise, it may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM confirmed its decision not to buy foreign currency until June 2019 if the exchange rate was below Ps.39.755.

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

High inflation rates affect Argentina’s foreign competitiveness, increase social and economic inequality, negatively impact employment, consumption and the level of economic activity, and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit.

Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs; it also enables a reduction in the purchasing power of the population, thus increasing the risk of a lower level of product consumption from our customers in Argentina, which could negatively impact our financial condition and results of operations. Inflation rates could continue to grow in the future, and there is uncertainty regarding the effects that any measures adopted by the government could have to control inflation.

As of July 1, 2018, the Argentine peso qualifies as a currency of a hyperinflationary economy under IAS 29, and we are required to apply inflationary adjustments to our financial statements for the periods ending on and after December 31, 2018.

IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an absolute rate at which hyperinflation is deemed to arise but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, among other activities, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standard as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Similarly, Argentine Generally Accepted Accounting Principles (“Argentine GAAP”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation. The Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas), after finding the presence of the qualitative requirements of Argentine GAAP for the adjustment, stated that the adjustment should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018.

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

We cannot predict the full future impact that the application of IAS 29 and TR 17 and the application of the tax indexation procedure and related adjustments will have on our and our Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition.

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

After a significant devaluation in the first half of 2002, the Peso stabilized around Ps.3 per US dollar in early 2003. Despite the positive effects of the real devaluation of the Peso in 2002, regarding the competitiveness of certain sectors in the Argentine economy, this had a negative impact in the long term, with a significant effect upon the Argentine economy and the financial situation of companies and the general Argentine population. The devaluation of the Peso had a negative impact on the ability of Argentine companies to honor their debts in foreign currency, generated high levels of inflation, reduced real wages significantly, and had a negative impact on companies oriented to the domestic market, such as public services and the financial industry. After several years of moderate variations in the nominal exchange rate, the peso depreciated 32.6% and 31.2% in 2013 and 2014, respectively, with respect to the U.S. dollar. In 2015, the peso lost 51.3% of its value with respect to the U.S. dollar, including a 10.1% devaluation from January 1, 2015 to September 30, 2015 and a 38.1% devaluation during the last quarter of the year ended December 31, 2015. This devaluation occurred mainly in the period after December 16, 2015 and before fiscal year end, which was when the Macri administration eliminated exchange controls imposed by the prior administration. In 2016, the peso lost 22.15% of its value with respect to the U.S. dollar and in 2017, the peso lost approximately 18.45% of its value with respect to the U.S. dollar.

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

On September 28, 2018, the U.S. dollar exchange rate reached a peak of Ps.40.8967 per U.S. dollar. Effective October 1, 2018, the BCRA defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at Ps.34 per U.S. dollar in the lower band and Ps.44 per U.S. dollar in the upper band. Such rates were adjusted daily, provided that if the exchange rate was above the upper band, the BCRA could sell foreign currency for a daily amount of up to US$150 million, and below the lower band, the BCRA could increase the monetary base backed with the increase of the Argentine federal reserves. On April 16, 2019, the BCRA froze the non-intervention zones levels until December 31, 2019, and announced that until June 30, 2019, it would abstain from purchasing U.S. dollars below the lower band. As of April 29, 2019, the non-intervention zones were fixed at Ps.39.755 per U.S. dollar in the lower band and Ps.51.448 per U.S. dollar in the upper band. In addition, starting on April 15, 2019, the BCRA offered to sell up to US$60 million on two daily auctions up to an aggregate of US$9,600 from the funds disbursed by the IMF. See “—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Additional Information—Exchange Controls”. However, on April 29, 2019, the committee of monetary policy (COPOM) of the BCRA also announced that the BCRA would be able to sell foreign currency even if the exchange rate was within Ps.51.448, the amount and frequency would depend on the market dynamics, and if the exchange rate was above Ps.51.448, the BCRA would increase from US$ 150 to US$ 250 million the amount of the daily sale stipulated so far. Likewise, the BCRA may determine the performance of additional interventions to counteract episodes of excessive volatility if deemed necessary. Finally, the COPOM also confirmed on April 29, 2019, its decision not to buy foreign currency until June 2019 if the exchange rate was below Ps.39.755. During 2019, the Argentine peso depreciated approximately 58.4% against the U.S. dollar.

After the results of the primary elections were announced on August 11, 2019, the markets reacted negatively, and the dollar price jumped from Ps.45.2 to Ps.59 at the exchange rate published by the BCRA as of August 15, 2019. Consequently, the shares of Argentine companies in the New York stock exchanges and the value of national bonds dropped.

Given the political and economic landscape, the Government of former President Macri re-introduced rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the official foreign exchange market (the “FX Market”) by individuals and entities. See “Additional Information—Exchange Controls”. Since these restrictions were implemented, until the date of this annual report, the Argentine peso depreciated against the U.S. dollar by 16.5%, but an unofficial U.S. dollar trading market developed in which the Argentine peso/U.S. dollar exchange rate is significantly higher than the one in the official one. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate or further foreign exchange restrictions. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate or further foreign exchange restrictions.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Argentine peso is significantly depreciated, the Argentine economy and our business could be adversely affected.

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

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect our capital expenditure program, the consumption of products we provide to local costumers or our ability to meet our liabilities denominated in currencies other than the peso. Furthermore, our ability to transfer funds abroad and our ability to pay dividends to shareholders located abroad may be jeopardized if high exchange rate volatility continues and exchange controls are increased in Argentina. Finally, we cannot predict whether the Argentine government will further modify its monetary, fiscal or exchange rate policy in the future.

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

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increase or variable compensation scheme. Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. In June 2017, the Ministry of Labor raised the minimum salary to Ps.10,000, effective in three tranches: Ps.8,860 as of July 2017, Ps.9,500 as of January 2018, Ps.10,000 as of July 2018, Ps. 10,700 as of September 2018 and Ps. 11,300 as of December 2018. The Argentine government has also approved additional increases of the minimum salary to Ps.12,500 as of March 2019, to Ps.14,125 as of August 2019, Ps.15,625 as of September 2019, and Ps. 16,875 as of October 2019 (all previous figures are nominal not adjusted per inflation). Due to high levels of inflation, both public and private sector employers are experiencing significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 33.0% and 27.3% in registered private sector salaries in 2016 and 2017, respectively, of 30.4% in 2018, and 44.3% in 2019. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security. On January 2020, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of Ps.4,000 to all workers in the private sector, payable in two installments in January 2020 and February 2020. This bonus and similar salary increases and additional payments could also have an effect on inflation, and, if, as a result of such measures salaries exceed local inflation and/or devaluation of the Argentine peso, whatever is higher, this could have a material and adverse effect on our costs and business, results of operations and financial condition. High inflation rates could continue to increase demand for wage increases. In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us. Such added costs could adversely affect our business, financial condition and result of operations.

By means of Decree No. 34/2019 issued on December 13, 2019, the Argentine Executive Branch duplicated the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and June 13, 2020.

On March 31, 2020, due to the COVID-19 pandemic, the Argentine government issued Decree No. 329/2020, which prohibits layoffs and dismissals due to force majeure or lack or decrease work during the next 60 days from the date of publication of the decree.

The Argentine Government may adopt new measures that determine salary increases or additional benefits for workers, and workers and their unions can pressure employers to comply with such measures. Any salary increase or additional benefit could result in an increase in costs and a decrease in the results of the operations of Argentine companies, including those of Loma Negra.

Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations.

After recovering from the 2001-2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced between 2003 and 2011 was sustainable. Economic growth was initially fueled by a significant devaluation of the peso, the availability of excess production capacity resulting from a long period of deep recession and high commodity prices. In spite of the growth following the 2001-2002 crisis, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, depreciation of the peso and a drop-in consumer and investor confidence.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls. During 2013, 2014 and 2015, the government implemented price controls on certain goods and services to curb inflation. Starting in December 2015, the Macri administration has maintained certain price controls over necessary goods, such as foods, cleaning products and toiletries. According to the revised calculation of the GDP published by the INDEC, Argentina’s real GDP decreased by 2.1% in 2016 and increased by 2.7% in 2017. However, due to the foreign exchange crisis suffered during the first semester of 2018, and the measures adopted by the Argentine government to control such crisis, according to the INDEC, Argentina’s real GDP decreased by 2.5% in 2018, while the decrease of GDP was 2.2% for 2019.

At the beginning of May 2018, following the rate increase in the United States and the taxation of financial income from foreign residents, until August 2018, the Argentine Peso depreciated 110.3% with respect to the U.S. Dollar. The Argentine Government reacted by consecutively raising interest rates from 27.25% to 60% annually.

As a way to alleviate the ensuing crisis, in June 2018, Argentina and the International Monetary Fund (IMF) agreed to a stand-by loan for US$50.0 billion with duration of 36 months from the approval by the board of directors of the IMF (the “Stand-By Agreement”). The IMF requested the Argentine Government to implement the following measures: (i) reduce the primary deficit to 1.3% in 2019 and achieve the primary fiscal balance by 2020; and (ii) strengthen the autonomy of the BCRA. The reduction of the deficit implied a cut in public spending, reduction of energy and transportation subsidies, reduction of public works, transfers to the provinces, among other measures.

The IMF released the first part, of US$15.0 billion, of the Stand-By Agreement. Due to the devaluation that occurred after the release, and in order to further stabilize the currency, the Argentine Government requested the IMF an additional release of the stand-by loan. On September 25, 2018, Luis Caputo, resigned from the BCRA presidency, being replaced on the same day by Guido Sandleris.

On September 26, 2018, Christine Lagarde, former president of the IMF, and Nicolas Dujovne, former finance minister of the Argentine Republic, announced the expansion of the stand-by loan by US$7.1 billion to US$57.1 billion, and advancing the delivery period to 2019. This implied, as explained by the former minister, that the delivery of US$6.0 billion planned for 2018 increased to US$13.4 billion, and from US$11.4 billion to US$22.8 billion in 2019.

In early September 2018, and for further control over inflation, the administration of the former president Mauricio Macri expanded price controls over necessary goods with the incorporation of 127 new products. Consequently, the price control program had over 550 products, with an average increase of only 3.1%. This agreement was valid until January 6, 2020 and included supermarkets, hypermarkets and wholesale stores.

On January 7, 2020, the national government of Alberto Fernández unveiled the 2020 price control program with the intention of fostering consumption and establishing reference prices for products with the highest consumption in households. The plan for 2020 had over 310 products and decreases of 8% on average. Our products are not included in the 2020 price control program.

Despite the measures adopted, we cannot assure you that the Argentine Government will successfully control inflation.

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

From 2011 and until President Macri took office, the Argentine government increased controls on the sale of foreign currencies and the acquisition of foreign assets by residents, limiting the possibility of transferring funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the MULC (single and free foreign exchange market) by individuals and private-sector entities. In addition, during the Fernández de Kirchner administration, the BCRA exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the unofficial peso to U.S. dollar exchange rate in such market differed substantially from the official peso to U.S. dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, since September 1, 2019 the Argentine government imposed once again rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina See “Item 10.D Additional Information—Exchange Controls”.

Notwithstanding the measures adopted by the Argentine government in the recent months, in the future the Argentine government could reinstate further exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of the ADSs. See “Additional Information—Exchange Controls”.

Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.

Between 2007 and 2015, Fernández de Kirchner’s administration significantly increased public spending. In the eleven-month period ended on November 30, 2015, the fiscal deficit increased by 363% annualized. During that period, the Fernández de Kirchner administration turned to the BCRA and the ANSES (Administración Nacional de la Seguridad Social) to finance part of the public administration. Inflation continues to be a challenge for Argentina given its persistent nature in recent years. The Macri Administration had announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the government’s dependence on BCRA financing. Given the difficulties of the Argentine public finances, the administration of former President Macri adopted several measures to finance their public spending, for example, the revision of subsidy policies (in particular those related to energy, electricity and gas, water and public transport) and the implementation of an expansive monetary policy. These measures resulted in a further increase in prices and, therefore, adversely affected, consumer purchasing power and the overall economic activity.

In August 2018, the government of former President Macri announced the following measures to reduce public expenditure:

a) Decrease of subsidies. The decrease in public expenditures through the decrease of subsidies, reduction of public works and lower expenses in political structure;

b) Further cuts for the Administration;

c) Approval of new rates of export duties; and

d) Reduction of employee contributions, in other words, the reduction of the non-taxable minimum of said contributions.

As for the measures announced by the government of President Alberto Fernandez, among them the implementation of Law No. 27,541 called “Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency”, see “Risk Factors – Risks Relating to Argentina – Argentina’s growth and stability may not be durable” and “Additional Information – Taxation”.

According to INDEC, Argentina has a structural current account deficit that reached US$3.5 billion by the end of 2019, and reached US$27.3 billion in 2018, US$31.2 billion in 2017, US$15.1 billion in 2016, and US$17.6 billion in 2015. The account deficit between 2015 and 2017 originates in the stagnation of exports of goods, which have only increased by 1.4%, taking into account the compounded average growth rate, CAGR, between 2015 and 2017; in contrast, imports of goods have been increasing at a much faster speed, reaching a CAGR of 5.8% in the same period.

The account deficit was financed in recent years with external debt issuances in the international debt markets by the Macri administration. According to BCRA statistics, net external debt issued and/or incurred by Argentina consisted of approximately US$28.3 billion, US$26.6 billion and US$25.5 billion in 2018, 2017 and 2016, respectively. In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets. This has contributed to offset the current account deficit and has allowed the BCRA to accumulate international reserves of US$10.7, US$16.3 billion and US$12.7 billion in 2018, 2017 and 2016, respectively.

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

The events described above have already taken place in recent decades in Argentina, and although the actual administration intends to address the situation, as of the date of this annual report, the impact that the measures taken by the present administration will have on the Argentine economy as a whole cannot be predicted. As of the date of this report, the results of the measures already implemented and the Argentine government’s measures related to the outbreak of COVID-19, are unknown. On February 12, 2020, the Minister of Economy, Martín Guzmán, stated that a reduction in the primary fiscal deficit in 2020 is neither realistic nor sustainable. Alberto Fernández’s government measures aims to stabilize state accounts, but in principle they intend to maintain expansive policies that would mean initially even more increases in public spending. The economy minister said he would aim to reach fiscal balance by the end of the term of current president Alberto Fernández in 2023.

The failure to reduce fiscal deficits could increase the level of uncertainty regarding the macroeconomic conditions in Argentina. In particular, it could lead to an increase in the inflation index, devaluation of the Argentine peso with respect to foreign currencies and a subsequent crisis in the balance of payments, greater local vulnerability to the international credit crisis or geopolitical shocks, rising rates of interest, erratic monetary policies, reduction in real wages and, as a consequence, in private consumption and reduction in growth rates. This level of uncertainty, over which we have no control, can affect our financial condition or the results of operations.

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

In late May 2018, the Macri administration requested the IMF financial support to help strengthen the Argentine economy in light of the financial market turbulence suffered in early 2018. In June 2018, Argentina and the IMF reached an agreement on an economic plan that could be supported by IMF financing in the form of a Stand-By Agreement for US$50 billion, and on June 20, 2018, the IMF’s Executive Board approved such plan and the consequent three-year Stand-By Agreement. On September 2018 the Argentine government negotiated an extension to the Stand-By Agreement from US$50 billion to US$57.1 billion. As of December 2019, the IMF disbursed an aggregate of US$44.70 billion and as of the date of this annual report there were additional disbursements pending for a total of US$12.40 billion.

The purpose of the Stand-By Agreement was to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine citizens. The Fernández administration announced that would not request the disbursements of the pending amounts under the Stand-By Agreement and is negotiating the extension of the repayment terms that mature in 2021 and 2022.

As of the date of this annual report, we cannot guarantee that the Argentine government and the IMF will reach an agreement on the restructuring of the Stand-By Agreement, nor are we able to predict the future consequences for the Argentine economy in general or our business in particular if such agreement fails.

Pursuant to a report issued by the Ministry of Economy of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.25 billion, which represented 91.6% of Argentina’s GDP. In 2020 the Argentine government must make payments of about US$52 billion on sovereign debt in U.S. dollar and Argentine pesos, including about US$37 billion in foreign sovereign; and in 2021 the Argentine government must make payments of about US$37.1 billion on sovereign debt in U.S. dollars and Argentine pesos.

In addition, in January 26, 2020 the Province of Buenos Aires, the largest estate in Argentina, also had a maturity of provincial sovereign debt for US$277 million in principal amount and interests that, after the failure of the negotiations for an extension, cancelled within the curing period in February 5, 2020. The Province of Buenos Aires has additional payments under its sovereign debt for US$110 million maturing in May 2020 and US$750 million maturing in June 2020. The Province will seek to restructure its sovereign debt in U.S. dollars simultaneously with the restructuring of the Argentine sovereign debt.

Because the Argentine government is facing maturities of sovereign debt in U.S. dollars and Argentine pesos for about US$11 billion during the first quarter of 2020 and US$26 billion during the second quarter of 2020, the Argentine Executive Power proposed a restructuring deadline of March 31, 2020. The sovereign debt maturing has collective action clauses pursuant to which the restructuring of their maturities requires the consent of holders holding at least 75% of the aggregate principal amount of each of the bonds. It has been reported the existence of holders’ committees holding blocking positions in some or all of the bonds to be restructured.

On February 13, 2020 the Argentine government had a maturity of principal and interest under the US$1.637 Million Dual Currency AF Bonds due 2020. During February the Argentine government launched an offer for the exchange of the AF20 Bonds by new Argentine Pesos Bonds due 2021, but only about 10% in principal amount of the AF20 Bonds were tendered. However, the Argentine government launched the placement of another Argentine Peso Bond due 2021 seeking to apply their proceeds to the cancellation of the remaining outstanding principal amount of the AF20 Bonds, but the placement was cancelled due to the lack of offers. Then the Argentine government issued Decree No. 141/2020 pursuant to which postponed the payment of principal and suspended the accrual of interest under the AF20 Bonds until September 30, 2020.

Due to these payment obligations and the lack of the Argentine government´s access to additional international or multilateral private financing, as of the date of this report, the country risk index published by JP Morgan amounted to 4055 basis points, which represents a high uncertainty on the ability of the Argentine government to make the payments due under its sovereign debt in the short and medium term.

On February 12, 2020, the Argentine Congress enacted the Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law which granted the Ministry of Economy the powers to restructure the Argentine government external public debt. On March 9, 2020, the Executive Branch issued decree No. 250/2020 that authorizes the Ministry of Economy to restructure debt for US$68,842 million.

Following Law No. 27,544, on March 10, 2020, Decree No. 250/2020 issued by the Argentine Executive was published in the Official Gazette. Such decree defined the universe of bonds subject to restructuring and provided that the nominal value of USD 68,842,528,826 or its equivalent in other currencies is the maximum amount of the operations of liability management and/or exchanges and/or restructurings of the Argentine public bonds issued under foreign law existing as of February 12, 2020 detailed in the annex of said decree. However, due to the COVID-19 pandemic, the timeline initially published by the Ministry of Economy for the restructuring of the public external debt which provided, among other steps, the launch of the offer to exchange bonds governed by foreign law, has been postponed.

On April 6, 2020, Decree No. 346/2020 (“Decree 346”) issued by the Argentine Executive was published in the Official Gazette, setting forth: i) the deferral of interest payments and amortizations of principal, of the national public debt instrumented by bonds denominated in United States Dollars (USD) issued under the Argentine law, until December 31, 2020, or until any previous date to be determined by the Ministry of Economy, considering the level of progress and execution of the process for the restoration of the sustainability of the public debt; ii) that the Ministry of Economy is authorized to carry out the transactions of liability management and/or exchanges and/or restructurings of the instruments which payments are being deferred as provided by this decree, with the purpose of recovering and ensuring the sustainability of the public debt, which must be compatible with the recovering of the productive economy and with the improvement of the basic social indexes, in accordance with the provisions of Subsection a), Section 2 of the Solidarity Law within the framework of the Argentine public emergency; and iii) that the Ministry of Economy will issue the clarifying and complementary regulations necessary to implement the provisions set forth in Decree 346.

Furthermore, by means of Section 2 of Decree 346, certain intra-public sector public debt instruments issued under Argentine law and denominated in USD, were excluded from the deferral of payments. Decree 346 also provided that the payments under certain public debt instruments (mainly instruments held by the Argentine Central Bank and the Fondo de Garantía de Sustentabilidad, or the FGS) will be replaced, at their date of maturity, by new public debt instruments which conditions will be defined by the Secretariat of Finance and the Secretariat of Treasury, both within the scope of the Ministry of Economy.

On April 16, 2020, the Argentine government announced an exchange offer with respect to outstanding debt securities issued by the Republic of Argentina in the international capital markets. Investors were asked to accept a 62% decrease in interest payments, which would represent savings of approximately U.S.$37.8 billion for the Argentina government, and a 5.4% reduction (or U.S.$3.6 billion) in the face value of the foreign debt securities. The Argentine government also proposed a grace period of three years (through 2023) with respect to payments of interest.

On April 21, 2020, Decree No. 391/2020, as amended, was published in the Official Gazette providing the restructuring of USD and EUR denominated bonds issued under foreign law and invites to exchange them for new bonds establishing the maximum amount of issuance for the aggregate series denominated in: i) U$S shall not be superior to nominal value U$S 44,500,000,000; and ii) EUR could not be superior to nominal value EUR 17,600,000,000. The prospectus for the exchange offer was already filed within the SEC and the bondholders will have until May 8, 2020, to accept the offer.

Also, the Economy Ministry has confirmed that Argentina did not make fulfil US$500 million in debt repayments on three foreign bonds due on April 22, 2020, starting a 30-day countdown to a possible default. That could only be avoided should the government and bondholders reach a deal on restructuring Argentina’s foreign debt.

If the Argentine government does not restructure the sovereign bonds with the required majority of holders (at least 75% in principal amount) Argentina may default on the sovereign debt again. In such event, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the Argentine peso, foster inflation and deepen the economic crisis and recession. In addition, Argentina may face again litigation from sovereign debt holdout holders.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

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

In 2008, the Fernández de Kirchner administration absorbed and replaced the former private pension system for a public “pay-as-you-go” pension system. As a result, all resources managed by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad), or the FGS, to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social), or the ANSES. The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments that previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies, through the process of replacing the pension system, the ANSES is entitled to designate representatives of the Argentine government to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the executive branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, the representatives must immediately inform the Ministry of Economy of the agenda for each board of directors’ meeting and provide related documentation.

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

On September 28, 2014, Law No. 26,991 (“Supply Law”) came into effect. The Supply Law covers the economic process related to goods, facilities and services that directly or indirectly satisfy the basic or essential needs of the population. The Supply Law also grants broad delegations of powers on its enforcement authority. Moreover, the Supply Law provides that in a situation of shortage or scarcity of goods or services which satisfy basic or essential needs destined to the general welfare of the population, the governmental authorities may order their sale, production, distribution and delivery throughout the territory of the Argentine nation.

In February 2015, the Fernández de Kirchner administration filed a bill to the Argentine Congress in order to revoke certain train concession and nationalize the train services. The bill also provides powers to examine concessions actually in course. This bill was passed by the National Congress on May 20, 2015 as Law No. 27,132.

Moreover, on September 23, 2015 the Argentine Congress passed Law No. 27,181 that deems as public interest the protection of the company shares owned by the Argentine Government as part of the Sustainability Guaranty Fund of the Argentine Integrated Social Security System and the company shares in which the Argentine Government is a minority partner, prohibiting its transfer or any action that may limit, alter, eliminates or modifies its destiny, domain or nature, or its outcome, without the previous authorization of two thirds of the members of the Argentine Congress except for the shares that the National Government owns in YPF S.A. This law also created the National Agency of share capital owned by the Argentine state as decentralized body in the orbit of the executive branch whose main activities are the implementation of policies to exercise the rights attached to the underlying shares. On July 22, 2016, Law No. 27,260 was passed by the Argentine Congress that repeals parts of the Law No. 27,181 and authorized the sale of shares owns by the Sustainability Guaranty Fund of the Argentine Integrated Social Security System when the sales are done in order to pay amounts due under the Argentine Integrated Social Security System.

As for our activities, in the 2008-2015 period, the former Secretariat of Interior Commerce, Guillermo Moreno, agreed with the most important cement manufacturers, including us, to limit to 8% the price increase of cement, in order to limit the price increase of the inputs that are used to build.

Since taking office in December 2019, the newly elected Fernández Administration also announced the following measures that increased the government intervention: i) the Solidarity Law published on December 23, 2019; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; and iv) the Supermarkets’ Shelf Law published on March 17, 2020. As of the date of this report it is not possible to predict whether the current administration will promote actions related to price controls of products elaborated by us. In case it does, we cannot predict how these measures will affect our results of operations.

Expropriations and other interventions by the Argentine government similar to those described above can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

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

The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis. After the economic crisis of 2015 and 2016, the Brazilian economy is slowly recovering. The real growth per capita has fallen 8% since the recession started, and the poverty and inequality are growing. Even though the unemployment rate has fallen this year, it is still high in comparison with the rate before the crisis. On January 1, 2019, Jair Bolsonaro assumed office as a neoliberal and conservative politician. The Brazil economy is showing slow signs of recuperation sustained principally by higher consumption, low interest rates, controlled inflation and the expansion of credit operations. Nevertheless, Brazil faces serious obstacles such as the high unemployment rate and the ongoing political crisis. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.

In a referendum on membership of the European Union held on June 23, 2016, the United Kingdom voted in favor of the British government taking the necessary action for the U.K. to leave the European Union (commonly known as “Brexit”). On January 31, 2020, the U.K. left the European Union. There are still 11 months of transition that the parties will take to negotiate their future relationship. Even though it is expected that London will not continue to be the financial center of Europe, being probably replaced by Germany, we cannot predict the concrete impact that these circumstances will have for the European Union or which are the terms that the parties will agree on. As a consequence of the Brexit, the economic conditions in general and of the financial and capital market in particular of the European Union may be adversely affected, all of which may cause instability in the rest of the global financial markets, such as Argentina. Any of these effects or other that we cannot predict, may have a negative impact on our business, results of operations and financial condition.

Since Donald J. Trump took office in January 2017, the policies implemented by the Trump administration have tended to impose greater restrictions on free trade generally and immigration. Since Trump took office the unemployment rate of the U.S. has fallen to 3.5%, the lowest level in half a century, and the economy created approximately 266,000 in November 2019, according to the U.S. Department of Labor. On November 3, 2020, political elections will take place in the U.S. As of the date of this report, it is still unknown who the main candidate will be. Changes in social, political, regulatory and economic conditions in the United States, or in laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our business, results of operations and financial condition.

On February 5, 2018, Jerome H. Powell took office as the chair of the Federal Reserve of U.S., succeeding Janet L. Yellen. Mr. Powell has expressed its intention to continue with the policies of the Federal Reserve to gradually rise the interest rates as the economic conditions of the U.S. improve. In case that the U.S. economy improves, the recent tax reform that reduced the income tax rate may cause an overheat in the U.S. economy and that the Federal Reserve becomes more aggressive as to the rise of the interest rates. The Trump administration has recently passed tariffs on certain products that alter the international commerce, that with the rise of the interest rate, has created an additional volatility in the U.S. and internationally.

Finally, the ongoing COVID-19 pandemic has negatively impacted global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly impacted global supply chains, all of which has had an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business. See “—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic have had and will likely continue to have an adverse effect on our business and operations” and “—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

The Argentine banking system may be subject to instability, which may affect our operations.

The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. However, in more recent years, the Argentine banking system has shown a recovery in credit activity, driven by increases in loans and deposits. However, most of the deposit growth is in short-term deposits and the sources of medium- and long-term funding for financial institutions are currently limited. As of December 2018, deposits in pesos to the private sector increased 42.4% over the prior year and loans in pesos to the private sector increased 19.0%. In particular, mortgage loans experienced a high growth rate in 2017, rising at an annual rate of 106% year over year and 71.5% in 2018; also expanding rapidly were consumer loans, which increased 60% year over year, according to BCRA. The average interest rate for fixed-term deposits of more than Ps.1,000,000 with maturities between 30 and 35 days paid by private banks in Argentina, as published by the BCRA, averaged 20.6% during 2017, 34.3% in 2018 and 48.8% in 2019. Despite improvements in stability, we cannot be certain that another banking system crisis will not occur in the future.

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

A new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower sales of products and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding our investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could continue limiting, the availability of international credit. The continued limitation of international credit could have a material adverse impact on our financial condition, results of operations and cash flows.

Current investigations with respect to the involvement of politicians and several construction companies in the so-called Notebooks Investigation (“Escándalo de los Cuadernos”), may have a material adverse effect on construction activity and on the trading price of our ordinary shares and ADSs.

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

As a result of these investigations, several businessmen (including construction company executives) and former public officials have been detained and prosecuted, including the former president of Argentina (and current vice president), Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association.

On September 2019, judge Bonadío, who had been in charge of the Notebook Investigation, decided that a part of the case shall move on to an oral trial, including more than 50 defendants, former public officers and company’s officers, and another part would continue under investigation. As judge Bonadío passed away early this year, the criminal investigation will be now in charge of judge Marcelo Martínez De Giorgi. The part of the case that was sent to trial will be in charge of the Federal Oral Court no. 7.

Considering the change of government, the measures to be taken in corruption enforcement are unclear and we are not able to foresee if these changes would affect ongoing investigations such as the Notebooks Investigation. Moreover, the Notebooks Investigation and other subsequent investigations may affect: (i) the access of construction companies to local and international financing; and (ii) awards of public works contracts to several construction companies. We cannot predict what impact these investigations might have or what other measures may be adopted by the courts, the current administration or any future administration, each of which could adversely affect our business, financial condition and the results of our operations.

The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic have had and will likely continue to have an adverse effect on our business and operations.

On March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, is having and will likely continue to have a negative and material effect on, among other things, our manufacturing and supply chain operations, including due to the reduction or closure of our production units and the interruption of the supply of raw materials. The local, national and international response to the pandemic continues to rapidly evolve. Responses have included voluntary and, in some cases, mandatory quarantines as well as shutdowns and other restrictions on travel and commercial, social and other activities. These and other responses have disrupted our transportation and logistics services. In the event the number of infected patients increases, or any sort of quarantine or shutdown prevails in the markets in which we operate, our financial condition and results of operations will be affected.

The Argentine government has taken several measures to address the COVID-19 pandemic outbreak. On March 18, 2020, through Decree No. 287/2020 (“Decree 287”) and Administrative Decision No. 409/2020, the Executive Branch introduced amendments to Decree No. 260/2020 (“Decree 260”), which extended the public health emergency established by Law No. 27,541, following the pandemic declared by the World Health Organization in relation to the COVID-19 and its increasing spread in Argentina. Decree 287 authorized the direct contracting of goods, services and equipment necessary to attend to the public health emergency for jurisdictions and entities that comprise the Argentine Public Sector pursuant article 8, paragraphs a) and b) of Law No. 24,156. During the term of the public health emergency, such entities and jurisdictions would not be subject to the Federal Public Administration Procurement Framework approved by Decree No. 1,023/2001 (“Decree 1023”) or other specific procurement regimes, which provides public bidding as a rule. This measure reinforced and expanded the powers conferred by the Solidarity Law and the original text of Decree 260 to the Federal Ministry of Health, with the same scope and effects, to proceed with the direct contracting of goods, services or equipment necessary to deal with the public health emergency.

Subsequently, on March 19, 2020, through Disposition No. 48/2020, a complementary procedure was approved to speed up the practical implementation of the Emergency Procurement Framework and to facilitate the management of all stakeholders involved in such procedure.

On March 20, 2020, the Decree No. 297/2020 (“Decree 297”) was published in the Official Gazette by which the President of the Republic of Argentina implemented a social, preventive and mandatory isolation regime in Argentina, from March 20, 2020 until March 31, 2020, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”). By means of Decree No. 325/2020, such Mandatory Isolation Regime was extended until April 12, 2020. Later on, by means of Decree No. 355/2020 the Mandatory Isolation Regime was extended until April 26, 2020.

Pursuant to Decree 297, individuals must remain in their habitual residence or in the residence where they were at 00:00 hours on March 20, 2020. They must refrain from going to their workplaces and may not travel along routes, roads or public spaces, all with the aim of preventing the circulation and spread of the COVID-19 virus and the consequent effect on public health and other derived subjective rights, such as the life and physical integrity of persons. Those who are complying with the isolation ordered by the Decree 297 may only make minimal and indispensable displacements to stock up on cleaning supplies, medicines and food. During the period of “social, preventive and mandatory isolation”, no cultural, recreational, sports, religious or any other type of event involving the participation of people may be held. The opening of business premises, shopping centers, wholesale and retail establishments, and any other place requiring the presence of persons is also suspended.

The violation of the Mandatory Isolation Regime, or of any other regulations provided in order to maintain the framework of the health emergency, the offending conduct shall be immediately ceased and action shall be taken by the competent authority, within the framework of Sections 205, 239 and concordant of the Argentine Criminal Code, for the possible commission of crimes against public health, disobedience and/or resistance to authority.

According to Section 6 of Decree 297 businesses and individuals within the activities and services declared essential in the emergency are exempt from compliance with the Mandatory Isolation Regime if their circulation on routes, roads and public spaces is restricted to the compliance with those essential activities and services. The Chief of Cabinet of Ministers may extend or reduce the exceptions provided. The construction of public works, the transportation of goods, and urban hazardous, dangerous and pathogenic waste treatment activities were included as essential services in section 6 of Decree 297, therefore a marginal operational activity in some of our cement facilities, in Ferrosur Roca and in Recycomb remained active in order to supply this potential demand.

Pursuant to Decree 297, employers must guarantee the hygiene and safety conditions established by the Ministry of Health to preserve the health of their employees. Furthermore, during the Mandatory Isolation Regime all employees in the private sector shall be entitled to the full enjoyment of their normal income, under the terms to be established by the regulations of the Ministry of Labor, Employment and Social Security.

Furthermore, by means of Decree No. 329, published in the Official Gazette on March 31, 2020, the National Executive Branch prohibited for a period of 60 days from the date of its publication: (i) employment terminations without cause; (ii) employment terminations and/or suspensions for lack of workload; (iii) employment terminations and/or suspensions due to reduced workload; and/or (iv) employment terminations and/or suspensions for force majeure. Suspensions pursuant to Section 223 bis of the Employment Contract Law are exempt from this prohibition.

On April 3, 2020, Administrative Decision No. 450/2020 (the “Decision”) was published in the Official Gazette, expanding the list of activities and services declared essential during the health emergency, including the sale of building supplies and materials provided by building materials depots, and activities related to production, distribution and commercialization of forestry and mining.

On April 6, 2020, Resolution No. 135/2020 of the Ministry of Labor of the Province of Buenos Aires (the “Resolution”) was published in the Official Gazette of said Province, which establishes that employers must prepare and implement, within two working days, a Protocol on Health and Safety in the Workplace within the framework of the health emergency. The Resolution states that the Protocol must comply with the provisions in force and with the special needs of the activity developed by the company and/or the tasks performed by the workers in each of the employer’s premises and/or workplaces, such as, (a) social distancing, (b) frequent hand washing with soap and water, (c) provision of hand sanitizer when handling things because of or in the occasion of work, (d) ventilation of the workplace and/or the disinfection of frequently used objects and work tools, and (e) display at least one Protocol per establishment, in prominent places that allow easy viewing by all workers. The Protocol must be communicated within a 24-hour term to the Joint Health and Safety Committee at Work, or to the trade union representing the workers in the establishment. The penalty for non-compliance is up to 2,000% of the minimum wage for each affected employee may be imposed on employers. Additionally, inspectors may adopt measures of immediate application in the event of serious and/or imminent danger to the health or safety of the worker, including the suspension of work.

Moreover, on April 11, 2020, Decree No. 355/2020 and decision 490/2020 of the Chief of Cabinet of Ministers included the following activities and services as essential and therefore allowed under the current lockdown: (i) auto-repair shops, tire manufacturing and auto parts manufacturers, (ii) short outings for people with disabilities, (iii) banks, and (iv) stationery shops (only home delivery).

Risks Relating to Our Indirect Controlling Shareholder

Adverse events affecting affiliates of our indirect controlling shareholder, Mover Participações S.A., including with respect to the involvement by a subsidiary of Mover Participações S.A. in the so-called Operation Car Wash investigation in Brazil (“Operação Lava Jato”), may have a material adverse effect on our reputation and on the trading price of our ordinary shares and ADSs.

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

In connection with the Operation Car Wash investigation and comprehensive internal investigations undertaken by CCCC with the assistance of external experts, CCCC and certain of its former senior management and employees entered into leniency and plea bargain agreements with the Brazilian authorities pursuant to which they admitted to violations of Brazilian antitrust and anti-corruption laws and agreed to pay compensation totaling more than 1,400 million Brazilian Reais, which included fines and other indemnification, and committed to continue to cooperate with Brazilian authorities. In addition, CCCC continues to conduct internal investigations on an ongoing basis regarding its anti-corruption compliance.

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

Any additional violations of anti-corruption and/or antitrust laws involving CCCC may result in additional fines and/or indemnification obligations. In addition, any additional adverse events or developments could have a material adverse impact on CCCC and the Mover investment portfolio, which may subject us to reputational damage and could materially adversely affect the trading price of our ordinary shares and ADSs. Moreover, although we have been informed by Mover Participações and its counsels that CCCC should be solely liable for any violations by CCCC of antitrust and/or anti-corruption laws, no assurances can be given that affiliates of CCCC will not also be found to be liable for any such violations of law.

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

We may face increased competition if the other Argentine cement manufacturers, despite incremental freight costs, decide to increase their existing capabilities (whether greenfield or brownfield) in the manufacturing and/or distribution ends of the cement market. Certain of our local competitors are executing investments to expand their production capacity levels in Argentina. According to available public information, Holcim Argentina S.A. is expanding the “Malagueño” plant, located in the province of Cordoba, by 0.73 million tons. In the case of Avellaneda S.A., a similar expansion capacity of 0.7 million tons is underway in the “El Gigante” plant in the province of San Luis.

We also face the possibility of competition in Argentina from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, which may have significantly greater financial resources than us, particularly as production capacity continues to exceed depressed demand in other parts of the world and transportation costs decrease.

We face competition in our cement business in Paraguay by Industria Nacional de Cementos, or INC, a Paraguayan state-owned company, which is the largest producer and supplier and the historical market leader in the cement business in Paraguay, with a historical market share of around 47%. We are the second largest producer of cement in Paraguay with a market share of approximately 44%. We may also face additional competition in Paraguay either from imports or from incremental local production capacity.

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

Cement consumption is highly correlated to construction levels. Demand for our cement products depends, in large part, on residential and commercial construction and infrastructure developments. Residential and commercial construction, in turn, is highly correlated to prevailing economic conditions in the country. An eventual decline in economic conditions would reduce household disposable income, cause a reduction in residential construction and potentially delay infrastructure projects, leading to a decrease in demand for cement. As a result, a deterioration in the economic conditions would have a material adverse effect on our financial performance. We cannot assure you that growth in Argentina’s GDP will rebound, or growth in Argentina´s and Paraguay’s GDP, or the contribution to GDP growth attributable to the construction and infrastructure sectors, will continue at the recent pace or at all.

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

We cannot assure you that the Argentine and/or Paraguayan governments will execute the infrastructure plans as communicated. A reduction in public infrastructure spending in the markets in which we operate or delay in the execution of these projects could have an adverse effect on the general growth of the economy and, therefore, could adversely affect our business, financial condition and results of operations.

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

We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. In 2019, our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 9.9% and 10.4% in 2018 and 2017, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Energy accounts for a significant portion of our total cost of sales, so higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.

We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2019, in Argentina, thermal energy cost and electricity cost represented approximately 15.7% and 10.0% of our total cost of sales, respectively, and in 2018 and 2017, thermal energy cost and electricity cost represented approximately 15.9% and 10.2% and 13.3% and 8.4% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies.

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

In addition, the 2001 economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In an attempt to address this situation, in January 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina. As a result of this and other measures implemented by the Argentine government, investments have been made in conventional and renewable energy, increasing the installed capacity almost 3500 MW in the last two years. This increase in capacity has occurred both in thermal and renewable energy (wind and solar), the latter being enhanced by the renewable energy tenders, reaching 6% of the Argentine generation matrix in 2019, with a peak of 8.17% in December 2019.

On December 21, 2019, the National Congress approved the Social Solidarity and Productive Reactivation Law (Ley de Solidaridad Social y Reactivación Productiva). This law grants powers to the national government to intervene the Electricity Regulating Entity (ENRE) and the National Gas Regulatory Entity (ENARGAS). Moreover, the national government has the power to maintain electricity and natural gas tariffs that are under federal jurisdiction and to initiate a comprehensive tariff revision process or to initiate a review of an extraordinary nature, aiming at a reduction of the real tariff load on households, businesses and industries by 2020. Finally, in March 2020, by means of an executive decree, the national government declared the government intervention of ENRE and ENERGAS.

Electricity generators may still not be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies from experiencing continued growth in their businesses and could lead to failures to provide electricity to customers; and we may not have access to the gas necessary to maintain our cement production processes. Shortages and government efforts to respond to or prevent shortages may materially adversely impact the cost and supply of energy for our operations, which could materially adversely affect our operations and financial condition.

Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Argentina and Paraguay for an indefinite period of time.

Since December 2019, a novel strain of coronavirus has spread throughout the world. On March 3, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Argentina and Paraguay. This outbreak has resulted in a global economic slowdown and a temporary shutdown of production and supply chains and disrupt international trade, all of which has negatively impacted our industry and our business. In addition, the COVID-19 pandemic poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that have been requested or mandated by governmental authorities, which have had and will likely continue to have a material adverse effect on our results of operations, financial condition and liquidity.

Several measures have been undertaken by the Argentine government and other governments around the globe, including the use of quarantine, declaring state of national emergency, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this Annual Report, has affected virtually every country and territory around the world, including Argentina and Paraguay. To date, the outbreak of the COVID-19 has caused significant social and market disruption. For example, the Dow Jones declined by about 17% between February 20 and April 27, 2020. The long-term effects to the global and the Argentine economy and to us of epidemics and other public health crises, such as the on-going COVID-19 pandemic, are difficult to assess or predict, and may include a further decline in the market prices of our ordinary shares and ADSs, risks to employee health and safety, risks to our production process and operations and reduced sales in geographic locations impacted.

These and other responses could impact the ability to market our products, the availability of those who make the decision to purchase our products and the ultimate demand for our products. In the event the number of infected patients increases in the markets in which we operate, it is possible that these disruptions would affect the economy and the financial markets, consequently affecting our financial condition and results of operations. On a business level, this could mean that our or other companies’ operations may be suspended.

In response to the outbreak and business disruption, first and foremost, we have prioritized the health and safety of our employees and we have developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•

Creation of an executive committee ad-hoc to address the challenges of COVID-19 and to manage and deploy our actions in response to the COVID-19 pandemic, which is closely monitoring the outbreak and ensuring that the company complies with guidance from the government.

•	Suspension or postponement of national and international business trips; and

•

Definition of staggered home office rotation for all employees as of March 17, 2020. The measure aims to safeguard our employees, reducing the number of people in the same workspace and the exposure to public spaces, such as buses, subways and elevators, to mitigate the risks of virus transmission.

In compliance with the Decree No. 297/2020 issued by the Argentine government on March 19, 2020, which provided for social, preventive and mandatory isolation, in the context of the COVID-19 pandemic, we undertook the following measures: (i) suspension of production and dispatch of cement, concrete and aggregates until the lockdown ends, (ii) temporary suspension of the construction of the second line of L’Amalí plant in Olavarría, Province of Buenos Aires, Argentina, (iii) home-office for all of our administrative staff

According to Section 6 of Decree 297 businesses and individuals within the activities and services declared essential in the emergency are exempt from compliance with the Mandatory Isolation Regime if their circulation on routes, roads, and public spaces is restricted to the compliance with those essential activities and services. The construction of public works, the transportation of goods, and urban hazardous, dangerous and pathogenic waste treatment activities were included as essential services in section 6 of Decree 297, therefore a marginal operational activity in some of our cement facilities, in Ferrosur Roca and in Recycomb remained active in order to supply this potential demand.

On April 3, 2020, Administrative Decision No. 450/2020 was published, expanding the list of activities and services declared essential in the emergency, including the sale of building supplies and materials provided by building materials depots, and activities related to production, distribution and commercialization of forestry and mining. However, at the time of this annual report the speed and extent of the recovery in cement demand in the markets where we are present is still unclear.

This situation is already causing a decline on the demand of our products. Over time, these measures may also have a negative impact on our activities including our revenue, supply and profitability but also on the recoverability of our receivables and long-lived assets. In light of the current situation and in addition to the measures above mentioned, we have initiated proactive cost management strategies and an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, tightening our fixed cost structure, including labor costs, and reformulating our priorities regarding maintenance capital expenditure needs.

We may also be affected by a decline in the demand of our products due to significant interruptions or delays in, or the termination of, private or public construction projects, or the need to further implement additional policies limiting our production or limiting the efficiency and effectiveness of our operations, including home office policies for a prolonged period of time. Furthermore, it is not possible to measure impacts on the health of our employees, even if the appropriate measures have been taken. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict the duration of the pandemic, how the disease will evolve (and potentially, spread) in Argentina and Paraguay, or anticipate any additional protective measures or restrictions the Argentine government may impose. Given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on our activities, the demand of our products and our results of operations, financial position and cash flows.

The deterioration of Argentine and global economic conditions could, among other things:

•

further negatively impact demand for cement, concrete and aggregates, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;

•	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

•	cause us to experience an increase in costs as a result of our emergency measures, delayed payments from our customers and uncollectable accounts;

•	impact our liquidity position and cost of and ability to access funds from financial institutions and capital markets;

•	cause delays and disruptions in the supply chain resulting in disruptions in the commercial operation dates of certain construction projects;

•	cause delays and disruptions in the construction of new cement facilities and the expansion of our existing facilities;

•	impair the financial condition of some of our customers, suppliers or counterparties, thereby increasing customer bad debts or nonperformance by suppliers or counterparties;

•	decrease the value of certain of our investments; and

•	cause other unpredictable events.

At the time of this annual report there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for the year of 2020. The extent to which COVID-19 could impact our business depends on future developments, which are highly uncertain and cannot be predicted and are outside of our control, including new information which may quickly emerge concerning the severity of the virus, the scope of the outbreak and the actions to contain the virus or treat its impact, among other developments.

Paraguay

On March 9, 2020, the national government took measures to mitigate the spread of the coronavirus (COVID-19) by means of Decree No. 3442, ordering all the institutions of the executive branch, the Armed Forces of the Nation, the National Police and other dependencies of the Central Administration, to collaborate with the Ministry of Public Health and Social Welfare, in order to put into practice the 2020 National Plan for Response to Respiratory Viruses.

The Ministry of Public Health and Social Welfare, in accordance with the Decree No. 3,442, which provides for the implementation of preventive actions against the risk of expansion of the COVID-19 into the national territory, has established sanitary measures to mitigate the spread of COVID-19, ordering the suspension of all kinds of public activities indoors and orders the implementation of hygiene, safety and sanitation measures to mitigate the circulation of the virus. These measures were initially ordered for a term of 15 days.

In order to alleviate the economic effects that the implementation of public and private preventive actions in view of the risk of expansion of COVID-19 could cause, different entities have issued extraordinary and transitory regulations to promote the economy, credit and, in general, consumption.

On March 26, 2020, Law No. 6524 was issued declaring a state of emergency in Paraguay and establishing measures with impact in various areas (the State of Emergency Law), labor and social security, tax, private contracts, and the financial system. On April 9, 2020, by Decree No. 3525, it was ordered the extension of general preventive isolation from April 13 to April 19, 2020. Exceptions were established to certain activities and services, including people affected by public works and their logistics chain, preserving social distancing.

In compliance with the aforementioned legal provisions, we have developed and implemented a plan that covers various preventive measures necessary to minimize the effects of the pandemic in our operations in Paraguay. Our industrial operation has remained active, although we have reduced maintenance tasks that are not critical to the industrial equipment.

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

Our operations are dependent upon the uninterrupted operation of transportation, storage and distribution of our cement products. Transportation, storage or distribution of our cement products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	disasters or catastrophic events;

•	extreme weather conditions;

•	hostilities or political uncertainty;

•	strikes or other labor difficulties;

•	acts of terrorism;

•	widespread illnesses or epidemics, including the COVID-19 pandemic; and

•	other disruptions in means of transportation.

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

Our board of directors has the ultimate responsibility for liquidity risk management and has established an appropriate framework allowing our management to handle financing requirements for the short-, medium- and long-term.

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

The import of the capital goods and machinery to expand our production capacity are exempted from import duties under the Mining Investment Regime pursuant to Law No. 24,196 and the Large Investment Projects Regime set forth by Resolution No. 256/2000 of the Ministry of Economy. The loss of those benefits could significantly increase the project costs.

Our financial condition and results of operations may be adversely affected if:

•	we are not able to complete our construction or expansion projects on time or within budget;

•	our new or expanded facilities do not operate at their designed capacity or cost more to construct, expand or operate than we anticipated; or

•	we are unable to sell our additional production at attractive prices.

As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “-The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “-Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

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

In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now Caue Austria Holding GmbH) are named as defendants in both actions. A lawsuit does not become a class action unless and until the court enters an order certifying that the case satisfies certain criteria. As of the date of this annual report none of the complaints have been certified as class actions. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal proceedings—Securities Complaints Commenced Against Loma Negra under US Jurisdiction”. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss in respect of the Federal Class Action. However, we cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina and the United States and our internal policies and procedures might not be sufficient to ensure compliance with such laws and regulations.

The United States Foreign Corrupt Practices Act (FCPA), the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines and/or suspension of its activities if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control.

Although we have a Compliance Program with internal policies and procedures designed to ensure compliance with applicable laws and regulations, potential violations of anti-corruption laws could be identified on occasion as part of our compliance and internal control processes. In case such issues arise, we plan to attempt to act promptly to learn relevant facts and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible.

If we or individuals or entities that are or were related to us are found to be liable for violations of applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we or other individuals or entities could face civil and criminal penalties or other sanctions, which in turn could have a material adverse impact on our reputation and business. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

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

In Argentina, regulations regarding gas emissions and air quality are enacted at both the national and provincial levels. We are required to obtain permits and licenses from governmental authorities for many aspects of our operations, and we may be required to purchase and install expensive pollution control equipment or to make operational changes to limit the actual or potential environmental, health and safety impacts of our operations to the environment and our employees. The Province of Buenos Aires, where our principal plants are located, requires that all production facilities have an environmental compliance certificate issued by the Provincial Organism for Sustainable Development, and similar certifications are required by relevant municipal authorities in the other provinces in which we operate. As part of these requirements, local environmental authorities ordinarily make information requests to each of our plants relating to their compliance with environmental laws and regulations and, in the ordinary course of our business, we collaborate with such national and provincial environmental authorities in the conduct of their regulatory activities.

If we were to violate these laws and regulations or the conditions of our permits and licenses, we may be subject to sanctions that may result in substantial fines or criminal sanctions, revocations of operating permits and licenses and possible closings of our facilities.

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

Our transportation operation take place in a regulated environment. The Argentine federal government has the legal authority to regulate rail activities in the country (by means of the enactment of applicable laws and regulations). Therefore, actions taken by the public administration in general may affect the services rendered by us.

Law No. 27,132 in effect since May 20, 2015, provides for important changes in the regulatory framework of the railway system and empowered Argentina’s federal government to renegotiate and, if necessary, terminate concessions currently in force.

We cannot be certain of the effects on the terms of our concession or any changes to the current regulatory framework that the competent authorities of the federal government may issue and whether these changes will adversely affect our results of operations.

The early termination of our railway concession or our inability to extend our concession may have a material adverse effect on our business.

Argentina’s railway concessions are subject to early termination in certain circumstances, including the competent authorities’ decision to reassume control of the service or to terminate the concession for breach of contract. Upon termination of a concession, the leased or operated assets must revert to the federal government. The amount of the compensation may not be sufficient to cover all the losses suffered by us as a result of such early termination. In addition, certain creditors may have priority with regards to such compensation. Likewise, upon termination, the competent authority may claim compensation alleging a purported breach in the concession contract.

In addition, Law No. 27,132 (passed in April in 2015), inter alia, established that the Federal Executive Branch must adopt all necessary measures to recover the administration of railways infrastructure, provide for open access for the Freight Railroad Transportation system and empowers the Ministry of Transport to terminate and to renegotiate the railways concession contracts.

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

On November 2018, Decree No. 1027/2018 was enacted. Decree No.1027/2018 regulates several provisions of Law No. 27,132. On the one hand, it establishes that the renegotiation processes of the current railways concession contracts may allow for an extension of their terms for up to ten years and, inter alia, regulate the investments to be made by the concessionaires. On the other hand, Decree No. 1027/2018 establishes that the open-access scheme will be fully implemented once all the current railways concession agreements have expired, including, if it were the case, the term of their extension.

Ferrosur Roca’s concession expires in 2023. The Argentine government may, upon our request at least five years prior to the expiration of the concession, choose to extend this term once for an additional 10 years (based on the fulfillment of obligations related to the concession, such as investments, maintenance and fines imposed, among others). Ferrosur Roca is obliged to invest the equivalent to 10.7% of its gross revenues every year.

On March 8, 2018, Ferrosur Roca duly filed before the Ministry of Transport a request for an extension of the term of validity of the concession for ten more years. On March 20, 2019, the Ministry responded, informing

Ferrosur Roca that the Special Commission created by Decree No. 1027/2018 would be in charge of the renegotiation of the concession agreement and that such process would include analysis of the concession term extension in order to enable the implementation of the open access scheme (as explained above).

In light of the provisions of Ferrosur Roca concession contract and the applicable legislation, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to their stated terms in the future. Any such action by the Argentine authorities could have a material adverse effect on our business, financial condition and results of operations.

Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.

Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the five-year period ended December 31, 2019. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers.

Our business is subject to a number of operational risks, which may adversely affect our business, financial condition and results of operations.

Our cement business is subject to several industry-specific operational risks, including accidents, natural disasters, labor disputes and equipment failures. Such occurrences could result in damage to our production facilities, and equipment and/or the injury or death of our employees and others involved in our production process. Moreover, such accidents or failures could lead to environmental damage, loss of resources or intermediate goods, delays or the interruption of production activities and monetary losses, as well as damage to our reputation. Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error, natural disasters or otherwise, will disrupt and adversely affect our operations.

Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism or disease outbreaks may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations.

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

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shutdowns such that not all of our facilities are shut down at the same time, the unexpected shut down of any facility may nevertheless affect our business, financial condition and results of operations from one period to another. In addition, key equipment at our facilities, such as our mills and kilns, may deteriorate sooner than we currently estimate. Such deterioration of our assets may result in additional maintenance or capital expenditures, and could cause delays or the interruption of our production activities. If these assets do not generate the cash flows we expect, and we are not able to procure replacement assets in an economically feasible manner, our business, financial condition and results of operations may be materially and adversely affected.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cyber security threats, however, as of December 31, 2019, our insurance does not cover losses associated with cyber security risks.

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

Changes in labor laws and in case law interpretations of labor laws in Argentina that tend to favor employees could negatively affect our results of operations.

In the past, the Argentine government has introduced laws, regulations and decrees requiring private companies to maintain certain minimum wage standards and provide specific benefits to employees. The Argentine government may implement again such policies in the future. We cannot guarantee that the Argentine government will not take measures that will increase wages or require us to provide additional benefits. This would result in an increase in our costs and expenses, which could have a material adverse effect on our financial condition and results of operations.

In addition to our own employees, we require third-party contractors to perform certain activities that are part of our business. Therefore, we maintain strict control policies on the compliance of these contractors with their activities. However, due to changes in the interpretation of labor laws made by case law that tend to favor employees, our labor and social security obligations to our employees and to the employees of its third-party contractors have increased significantly. As a result, the risk of being required to pay severance to our employees and to the employees of our third-party contractors has increased. Consequently, our labor and social security costs could increase to the extent that our severance costs and labor-related liabilities are increased by future changes in the interpretation of labor laws, adversely affecting our operating results.

Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.

Our operations are to a certain extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations and could impose substantial demands on outage time. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyberattacks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies, and raise awareness among our employees, to enhance our ability to prevent and respond to such risks. Although we take actions to secure our systems and electronic information and also have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be sufficient.

As of December 31, 2019, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2019, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Ordinary Shares and the ADSs

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs declined by 52% and 28% in 2018 and 2019, respectively. This decrease in value has been largely attributed to Argentina´s most recent macroeconomic crisis. Other factors include:

•	actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;

•	investor perceptions of our prospects or our industry;

•	operating performance of companies comparable to us

•	increased competition in our industry;

•	new laws or regulations or new interpretations of laws and regulations applicable to our business;

•	general economic trends in Argentina;

•	departures of management and key personnel;

•	catastrophic events, such as earthquakes and other natural disasters;

•	widespread illnesses or epidemics, including the COVID-19 pandemic; and

•	developments and perceptions of risks in Argentina and in other countries.

Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our ordinary shares and the ADSs. Although our ADSs listed on the New York Stock Exchange are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company. Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, results of operations and financial condition.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2019, the ten largest Argentine companies in terms of market capitalization represented approximately 58% of the aggregate market capitalization of the Mercado de Valores de Buenos Aires S.A., or MERVAL, the predecessor market of Bolsas y Mercados Argentinos, or BYMA, which began trading in May 2017. Accordingly, although you are entitled to withdraw the shares underlying the ADSs from the ADR facility, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Argentine Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Additional Information—Exchange Controls”.

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

Income obtained by non-Argentine residents is subject to income tax rate of 15% of the net income or 13.5% of the gross income. In case of a sale or other transfer between two non-Argentine residents, the law provided that the buyer was in charge of the payment of the tax but did not provide any payment mechanism. On December 29, 2017 the Law No. 27,430, or the Tax Reform, established: (i) that the income tax derived from transactions occurred between September 2013 and December 29, 2017 will be borne by the buyer through international wire transfer as indicated in General AFIP Resolution No. 4227/2018; and (ii) that the income tax derived from transactions occurred from December 29, 2017 will be borne by the seller through its legal representative in Argentina, by means of the following two payment mechanisms: (a) if the seller has a legal representative in Argentina, then such representative will pay the tax through the tax authority’s webpage in the terms of General Resolution No. 3726; and (b) if the seller does not have a legal representative in Argentina, then the seller itself should pay the tax through an international wire transfer as indicated in General AFIP Resolution No. 4227/2018.

The Tax Reform also exempted non-Argentine residents from the payment of the income tax on the sales, exchanges or other transfers of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV. Also, non-residents are exempt from the income tax deriving from the sale or other kind of disposition regarding ADSs which underlying security are shares issued by Argentine companies that comply with the requirements described above.

The holders of our ordinary shares and the ADSs are encouraged to consult with their tax advisers as to the particular Argentine income tax consequences of owning our ordinary shares and ADSs. See “Item 8. Financial Information—Dividends and Dividend Policy” and “Item 10.E Additional Information—Taxation—Material Argentine Tax Considerations”.

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

Since the beginning of December 2001, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the withdrawal of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Argentine Central Bank, some of which are still in effect. The exchange controls were reinstated by the Argentine government in September 2019.

However, starting on January 17, 2020, local companies may transfer funds abroad in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the ADS holders, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for Argentine Pesos through the foreign exchange market as from such date. Access to the foreign exchange market for the payment of dividends in cases not above contemplated will require prior approval of the BCRA.

Furthermore, the Argentine Central Bank has exercised in the past a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency to the extent permitted by applicable law. The ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary´s fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso.

Since the foreign exchange controls were reinstated, the depositary for the ADSs is prevented from converting pesos it receives in Argentina into U.S. dollars for the account of the ADS holders. Since the conversion is not practicable, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Your voting rights with respect to the shares are limited.

Holders may exercise voting rights with respect to the shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter and subject to legal limitations, provide to each ADS holder upon the terms of the deposit agreement:

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

The NYSE’s rules require domestic listed companies that are not “controlled companies” to have, among other requirements, a majority of their board of directors be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer”, we are permitted to, and we will, follow home country practice in lieu of the above requirements.

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

We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. As a “controlled company”, we are eligible to, and, in the event we no longer qualify as a “foreign private issuer”, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation and a nominating/corporate governance committee consisting entirely of independent directors. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements and our status as a “foreign private issuer” and a

“controlled company” may adversely affect the trading price for our ADSs. For more information, see “Item 16G. Corporate Governance”.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other publicly-listed companies that are not “emerging growth companies”. For so long as we remain an “emerging growth company”, we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we fail to be aware of and remedy any material weaknesses or significant deficiencies in our internal control over financial reporting. We have irrevocably elected not to avail ourselves of the election to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of completion of the offering on October 31, 2017. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of the offering on October 31, 2017; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, with at least US$700 million of equity securities held by non-affiliates. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

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

Loma Negra Compañía Industrial Argentina Sociedad Anónima, is a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina. Our principal executive offices is located at Boulevard Cecilia Grierson 355, 4th Floor, Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires, Argentina, and the telephone number of the office is 54-11-4319-3048.

We were founded in 1926 our date of expiration is July 3, 2116 and pursuant to section 4 of our bylaws, our corporate purpose includes engaging in commercial, industrial, real estate and financial activities. We are also authorized to carry out business in the mining and construction industries, and to operate transportation and public services.

We were founded in 1926 by Mr. Alfredo Fortabat and began our cement production operations in 1929 in Olavarría, Province of Buenos Aires. In the 1950s, we expanded our production capacity at our Olavarría plant through a new kiln and, in addition, we inaugurated a new plant located in the town of Barker, Province of Buenos Aires. During the 1960s, we continued our expansion, adding to our production a plant in the Province of San Juan and in the 1970s a plant in Zapala, in the Province of Neuquén. In the 1980s, we inaugurated a new plant located in El Alto, in the Province of Catamarca.

In 1992, we acquired Cemento San Martín S.A., an Argentine company that owned a cement producing plant in Sierras Bayas. Also, during that year, we diversified our business towards activities complementary to the production of cement. In this sense, we own other complimentary businesses, including Cofesur, which controls Ferrosur Roca S.A., a company that operates the Ferrosur Roca freight railway network under a concession granted by the Argentine government. With this acquisition we optimized the distribution network of our products in the Province of Buenos Aires, connecting plants and accelerating the constant flow of material and customer service. In 1995, we founded Recycomb S.A.U., a company designed to recycle industrial waste for its later use as fuel in cement kilns. Recycomb operates through a modern facility located in Cañuelas, Province of Buenos Aires.

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

At the beginning of the 2000s, we finished the construction of L’Amalí, located approximately five kilometers from our Olavarría plant, and LomaSer, located approximately 50 kilometers from the City of Buenos Aires. These two plants are connected through the Ferrosur Roca railway, being a complement of each other, aiming to better serve the Greater Buenos Aires and the City of Buenos Aires area, Argentina’s most important cement consumption market.

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

In 2009, we acquired La Preferida de Olavarría S.A., or La Preferida de Olavarría, a quarry of stone crushing, thereby allowing us to strengthen our vertical integration. In 2015, this company was merged into Loma Negra.

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

In July 2017, we accepted a proposal from the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma, for the construction of a second line at our L’Amalí plant to increase the installed capacity of this facility by 2.7 million tons annually, involving a capital expenditure of approximately US$350 million. The execution phase of the L’Amalí plant expansion started in August 2017.

In the context of the L´Amalí expansion project, and considering the decline in demand, during 2019 we decided to reconvert Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect the new scenario.

As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

B.	Business Overview

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. We also own a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.

We produce and distribute cement, masonry cement, aggregates, concrete and lime to wholesale distributors, concrete producers and industrial customers, among others. We held a market share of 43% in terms of sales volume in Argentina for the year ended December 31, 2019, according to management estimates.

Over our 90-year history we have built Argentina’s sole pan national, vertically integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2019, our annual installed clinker and cement production capacities amounted to 5.2 million tons and 9.1 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 150 years, based on our 2019 cement production levels.

We also own 51% of an integrated cement production plant in Paraguay, another key growth market in South America, through our subsidiary Yguazú Cementos S.A. We are one of two leading cement producers in Paraguay where we held a 42% market share in terms of sales volume for the year ended December 31, 2019, according to management estimates, with annual installed clinker and cement production capacities of 0.3 million tons and 0.8 million tons, respectively.

For the year ended December 31, 2019 and the year ended December 31, 2018, we had net revenue of Ps.38,952 million and Ps.41,238 million, respectively, and net profit of Ps.4,044 million and Ps.3,001 million, respectively.

Our Products

We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. Both in 2019 and 2018, cement represented approximately 85% of our shipments.

In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 60% of our sales both in 2019 and in 2018.

Cement

Through our brand name Loma Negra and our San Martín brand, a well-known brand for Portland cement and compound cement, we produce 11 different types of cement in bags and 16 types of cement in bulk. Our cement products meet all requirements and quality standards as outlined in the following Standard Specifications of the Instituto Argentino de Normalización y Certificación, or the IRAM Institute: IRAM-50000:2017, IRAM-50001:2017 and IRAM-50002:2009. These specifications were constructed based upon the European Cement Standards. The IRAM Institute is a member of the International Standard Organization, or the ISO.

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

Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 79% of the aggregates consumed by Lomax in their concrete production operations, as of 2019.

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

1. Mining

The extraction process of the principal raw materials (limestone and clay). Naturally occurring calcareous deposits such as limestone, marl or chalk provide calcium carbonate and are extracted from quarries, often located close to the cement plant. In the pre-operational phase, the extraction process begins with mining research and probing to identify the quality and quantity of limestone ore. Once economic feasibility is established, we begin planning the mining work to define final digging configuration as well as the size of the fleet of vehicles and equipment needed for the operation. In the operational phase, the blocs are marked, and the holes are made by punch presses. The holes are then loaded with explosives and detonated to obtain fragmented material, which is then transported to the crushing system to reduce the granulation level. Clay extraction does not normally require explosives.

2. Transportation

Limestone is loaded by large blades on dump trucks and carried to the crushing plant.

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

5. Grinding and homogenization (“raw meal” production)

The crushed pieces are then milled together to produce a powder called “raw meal”. Subsequently, the raw meal is sent to a blending silo and then to a storage silo from where it is fed into the pre-heater.

6. Burning of raw meal to produce clinker (“clinkerization”)

A pre-heater is a series of vertical cyclones through which the raw meal is passed. In these cyclones, thermal energy is recovered from the hot flue gases and the raw meal is preheated before it enters the kiln, so the necessary chemical reactions occur faster and more efficiently. Calcination is the decomposition of limestone to lime. Part of the reaction takes place in the “pre-calciner” and part in the kiln. Here, the chemical decomposition of limestone typically emits 65% of total emissions. The pre-calcined meal then enters the kiln. Fuel is fired directly into the kiln to reach temperatures of up to 1,450 degrees Celsius. The intense heat causes chemical and physical reactions that partially melt the meal to form a mixture of calcium silicates and other silicates, which is called “clinker”.

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

The extraction process of the principal raw material: limestone. See “—Cement Production”.

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

Masonry Cement Production

The production of masonry cement is similar to cement production, see “—Cement Production”. However, the blending and final milling of the clinker processes vary in the production of masonry cement.

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

Capacity and Volumes

In 2018, our sales volume reached 6.7 million tons of cement, masonry and lime, and in 2019, it reached 6.0 million tons. We had a cement installed capacity of 9.9 million tons annually (including Yguazú Cementos’ sales volume and installed cement capacity), a concrete installed capacity of 1.2 million m3, an aggregates installed capacity of 2.2 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a 365-day production per annum.

The following table sets forth certain data related to our operations in Argentina and Paraguay for the periods indicated.

	As of and for the Year Ended December 31,
	2019	2018	2017
Operating data (million tons annually)(1)
Installed cement capacity
Argentina	9.1	9.1	9.1
Paraguay	0.8	0.8	0.8

Total installed cement capacity	9.9	9.9	9.9
Installed clinker capacity
Argentina	5.2	5.2	5.2
Paraguay	0.4	0.3	0.3

Total installed clinker capacity	5.5	5.5	5.5
Installed concrete capacity in Argentina (in m3)	1.2	1.2	1.2
Installed aggregates capacity in Argentina	2.2	2.2	1.2
Installed lime capacity in Argentina	0.5	0.4	0.4
Production volume (millions of tons):
Cement, masonry and lime
Argentina	5.4	6.1	6.4
Paraguay	0.6	0.6	0.6

Cement, masonry and lime total	6.0	6.7	7.0
Clinker
Argentina	3.5	4.0	3.9
Paraguay	0.4	0.4	0.4

Clinker total	3.9	4.4	4.3

(1)	Annual installed capacity is based on a 365-day production per annum.

The table below sets forth the name, location and annual clinker and cement production at each of our nine cement plants during the year ended December 31, 2019:

Name	Location	Annual Production of Clinker	Annual Production of Cement and Masonry Cement
		(in millions of tons)
Argentina:
Barker	Benito Juárez	0.1	0.1
Catamarca	El Alto	0.7	0.9
L’Amalí / LomaSer	Olavarría/Vicente Casares	1.7	2.2
Olavarría	Olavarría	0.7	1.1
San Juan	San Juan	0.1	0.1
Zapala	Zapala	0.3	0.4
Ramallo	Ramallo		0.2
Sierras Bayas	Olavarría		0.1
Paraguay:
Yguazú	Villa Hayes	0.4	0.6

Total		3.9	5.7

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2019	2018	2017
	(in millions of tons)
Argentina:
Barker	0.1	0.3	0.3
Catamarca	0.9	1.1	1.3
L’Amalí/ LomaSer	2.2	2.2	2.4
Olavarría	1.4	1.5	1.5
San Juan	0.1	0.2	0.2
Zapala	0.4	0.3	0.4
Ramallo	0.2	0.2	0.1
Sierras Bayas	0.1	0.2	0.2
Paraguay:
Yguazú	0.6	0.6	0.6

Total	6.0	6.6	7.0

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

Raw Materials

The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. These items collectively represented 10% in 2019 and 10% and 13% in 2018 and 2017, respectively, of our total cost of sales.

Mineral Reserves

Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate exclusively operate seven open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the high quality of the limestone in the mines. We have total limestone reserves of approximately 1,211 million tons, which should be sufficient to supply us with approximately 150 years of cement production at our 2019 rate of consumption.

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

Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third parties to review reserves over the five-year period ended December 31, 2019. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. We believe that our engineers and geologists are qualified to prepare our mineral reserves data in Argentina and Paraguay. Given that we prepare our mineral reserve data in-house, our engineers and geologists have acquired important technical know-how, which helps us to maintain our cost competitiveness.

To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2019, mostly all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

Each of our plants possesses and is responsible for several active and inactive mining licenses. Active mining licenses are those for which we hold all necessary permits and rights to actively exploit the mineral mass. Each of our plants also holds inactive mining licenses on areas for which we do not have the operational license that is required for its mineral exploitation.

We conduct annual operational governance, checking our mineral reserves and reviewing new production volumes and geologic aspects to maintain high safety standards and sufficient volume to guarantee our production without overburdening our activities.

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

Depending on the type of cement product, we require approximately 1.5 tons of limestone to produce one ton of clinker. On average, we require approximately 1.2 tons of limestone to produce one ton of cement product. In addition, on average, we required approximately one ton of rock to produce one ton of aggregates product.

The table below sets forth our total proven and probable operating limestone and granitic aggregates reserves by geographic regions as of December 31, 2019:

Reserves
			Active Mining Rights		Inactive Mining Rights
Location	Mining Property	Number of quarries	Proven (R1)	Probable (R2)	Probable (R2)	Total	Years to Depletion	2019 Annualized Production	5-year Average Annualized Production
			(in millions of tons)					(in thousands of tons)
Limestone:
Argentina
Catamarca	Doña Amalía	1	64.5	56.2	—	120.7	84	1,323.1	1,431.4
San Juan	Piedras Blancas	1	0.3	0.3	—	0.6	4	54.4	139.7
Zapala	El Salitral	1	18.6	29.7	—	48.3	182	448.5	443.0
	Cerro Bayo	1	13.7	18.7	—	32.4
Barker	Barker	1	45.0	27.0	—	72.0	98	357.0	731.9
Olavarría and L’Amalí	La Pampita	1	600.9	35.3	—	636.2	136	4,652.3	4,663.9
	Cerro Soltero I	—	—	—	53.5	53.5	—	—	—
	Cerro Soltero II	—	—	—	111.6	111.6	—	—	—
	El Cerro	—	—	—	37.6	37.6	—	—	—
Paraguay
Itapucumi	—	1	54.5	43.7	—	98.2	162	579.9	604.8

Total			797.5	210.9	202.7	1,211.1	151	7,415.2	8,014.7

Granitic aggregates:
La Preferida		1	63.4	54.2	—	117.6	106	1,230.1	1,106.3

Total			63.4	54.2	—	117.6	106	1,230.1	1,106.3

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

The map below shows the geographical location of each of our principal reserves:

Energy Sources

We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. Energy is the largest single cost component in the production of cement and accounted for 26% of our total cost of sales in 2019 and 26% and 22% in 2018 and 2017, respectively.

Thermal Energy

Thermal energy is our most utilized source of energy for our operations having accounted for 16% in 2019 and 16% and 13% in 2018 and 2017, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of each energy source. This great versatility allows us to capture a very competitive price on the market.

Historically, given the shortage of natural gas in wintertime the energy matrix of our kilns migrates to solid fuels. Currently, this flexibility to operate with different thermal energy sources, allow us to benefit from potential low thermal energy prices.

To ensure the supply of gas, we entered into supply contracts, for different volumes and basins, with producers (YPF and Tecpetrol), and marketers and distributors, such as Ecogas – Distribuidora de Gas del Centro S.A., SAESA, Energy Traders, Metroenergía, Gas Patagonia and Camuzzi. All these contracts have expirations between April 2020 and 2021.

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. Average petcoke prices increased by approximately 38% from 2016 to 2017 and 19% from 2017 to 2018 and decreased 39% from 2018 to 2019. This decline is not reflected in the greater use of solid fuels because the decrease in the cost of natural gas was even greater than 50% making more convenient to maximize the percentage of natural gas in the thermal energy matrix.

Electrical Power

Electrical power is one of the main drivers of our cost structure and represented 10% in 2019 and 10% and 8% in 2018 and 2017, respectively, of our total cost of sales. In 2016, the new administration in Argentina started a process to reverse subsidized electrical power rates and has implemented a series of measures to correct and normalized the electrical power tariff, which has had a direct negative impact on our cost structure.

Electrical power cost is highly influenced by the policy implemented for fuels used in electrical energy generation and by the growing share of thermal power generation in the electric matrix in Argentina.

Currently, the energy system in Argentina is still constrained by technical operating limits, especially in transportation and distribution, due to the lack of investment in the system during the 15-year period ended in 2016, mainly as a consequence of a price policy oriented towards residential demand subsidies.

In Argentina, the energy demanded that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA, approximately 60% of our demand. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. Since 2018, through Law No. 27,191, we were permitted to contract renewable energy for up to 100% of our demand.

We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 20% of our current electrical power requirements. Additionally, we covered 35% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27.191.

Pursuant to the Law No. 27,191, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources pursuant to the requirements set forth by the Law No. 27,191 equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements (PPAs) with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA. See “Item 5.F Operating and Financial Review and Prospect—Supply Contracts”.

In 2016, we signed a 20-year contract with Genneia S.A., and in 2018 we signed a 20 year contract with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy in a cost efficient manner. With these contracts, we not only complied with the law limits but also surpassed them. See “Item 5.F Operating and Financial Review and Prospects—Supply Contracts”.

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

At the end of 2018, we obtained the authorization to co-process the rejection of the urban waste, leading in Argentina the use of this waste stream in the co-processing, during 2019 we co-processed almost 1,000 tons of this alternative fuel in our plants in the region of Olavarría.

Sales, Marketing and Customers

We are supported by a commercial, sales and marketing team of more than 63 people focused on attending our customers’ needs. This team includes the technical center Loma Negra, focused on quality control, research and development of new products and technical support for clients. We serve more than 1,050 clients in Argentina through our dedicated sales teams. In the Greater Buenos Aires and the City of Buenos Aires area, our sales team is organized by customer category, namely distributors, concrete companies, industrial and construction companies, and public sector entities. Outside the Greater Buenos Aires and the City of Buenos Aires area, sales teams are organized by geographical region.

We have long-term relationships with many of our customers, with approximately 70% of our customer base (representing over 78% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 4% of our total net sales, while our top 20 clients represented approximately 34% of total cement volume sold during 2019. We have also built a diversified customer base by sectors.

Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2019, 59% of our total cement sales were made directly to our wholesale distributors, 30% to concrete producers, 6% to industrial customers and 5% to construction companies and others.

As a consequence of the activities in which we engage, our transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, historically the volume of sales in Argentina has shown a slight increase.

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

Client Loyalty

Throughout the years we have implemented a wide range of relationship programs focused on improving customer loyalty. Our average client is a medium-sized family-owned company mainly focused on the commercialization of cement, masonry and lime. We offer our customers technical support on a range of areas, including shops decoration, and even issues related to their business continuity. According to our 2019 annual customer satisfaction inquiry to evaluate our key competitive advantages, we outperformed our competitors in terms of overall satisfaction, cement quality, post-sales services, technical assistance and on-time delivery.

Source: 2019 Loma Negra Customer Satisfaction Inquiry Results.

Technical Assistance

We offer technical and post-sales support to customers, focusing on enhancing each customer’s capacity. In order to provide this service, we have several technical advisers who are available for different customer segments, technical visits, workshops, seminars and in site demonstrations.

Marketing Efforts

We are expanding the scope of our brand image strengthening campaign, adding more points of sale and improving the image of the distribution centers of our clients and consolidating the participation of our brand in the main soccer matches of the Argentine Championship, reinforcing our brand as a synonym of cement in Argentina.

Distribution

We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support

We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 48% of our total volume sold in 2019.

Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2019.

Sales of Cement in Argentina in 2019

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	48	48
Center	21	69
Northwest	12	81
Patagonia	9	90
Northeast	7	97
Cuyo	3	100

Source: Loma Negra.

LomaSer is located approximately 50 kilometers from the City of Buenos Aires. Due to its close proximity to this important market and its mixing and bagging capacity, LomaSer enables us to respond quickly to our clients’ cement needs. For example, LomaSer has the capacity to deliver bagged or bulk cement to locations in the Greater Buenos Aires and the city of Buenos Aires area designated by its customers within 24 hours from the time a customer places its order. In addition, LomaSer is linked to our other production facilities via the Ferrosur Roca freight railway and is able to mix cement on-site that it receives from our other plants (L’Amalí, Barker and Ramallo).

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

There are no exclusive sale contracts in Argentina or abroad, for a portion of or for total production, with the exception of the “Export and Distribution Contract” (Contrato de Exportación y Distribución) entered in 2008 with the Administración Nacional de Combustibles, Alcohol y Portland, or ANCAP, in which, with regards to the exportation of cement produced to Uruguay, we committed to the exclusive distribution through ANCAP and/or Cementos del Plata S.A. (of which ANCAP is the controlling shareholder) in Uruguay. Such contract will expire on March 31, 2023.

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

Our Subsidiaries

The following chart shows our principal subsidiaries, including our direct or indirect equity ownership interest in each of them and their main business activities as of the date of this annual report:

Subsidiary	Equity Ownership Interest (%)	Main activity
Ferrosur Roca S.A.(1)	80.00	Rail freight
Recycomb S.A.U	100.00	Waste recycling
Yguazú Cementos S.A	51.00	Cement production and distribution

(1)	Indirect ownership (through Cofesur S.A.U., in which we have a direct 100% equity ownership interest).

Below is a brief description of our principal subsidiaries.

Ferrosur Roca S.A.

Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer, Solá and Bullrich production and distribution centers. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2019, Ferrosur Roca had 1,221 employees.

The Ferrosur Roca concession expires in 2023 and could be extended by the Argentine government for an additional term of 10 years, based on the fulfillment of obligations related to the concession, such as investments, maintenance and fines imposed, among others.

On March 8, 2018, Ferrosur Roca duly filed before the Ministry of Transport a request for an extension of the term of validity of the concession for ten more years. As of the date of this report, the Ministry is analyzing such request. The Ministry responded on March 20, 2019, informing Ferrosur Roca that the Special Commission created by Decree No. 1027/2018 would be in charge of the renegotiation of the concession agreement, and that such process will include the analysis of the concession term extension in order to enable the implementation of the open access scheme.

On November 2018, Law No. 27,132’s regulation was published in the Official Gazette. It principally established that Freight Railroad Transportation’s system will have an open-access scheme and conferred to the Ministry of Transport the authority to renegotiate the concession contracts. Furthermore, the Ministry of Transport issued the Resolution No. 1112 through which it appointed a Renegotiation Committee.

During 2019 Ferrosur Roca participated in two preliminary meetings between the railway transport companies and the Special Commission. However, the agenda to be discussed during the negotiations is still under discussion.

Recycomb S.A.U.

We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2019, Recycomb had 31 employees.

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

Yguazú Cementos has introduced bulk cement in Paraguay, which is positioned towards a specific segment of our clients and which accounted for 27.2% of our shipments in 2019. The other 72.8% of our shipments corresponds to cement dispatched in bags. Although Yguazú Cementos has had a comparatively short presence in the Paraguayan bulk cement market, we believe that its recognition among our clients has been growing as a result of its high quality products.

Our Paraguayan operation is supported by our Argentine team in several areas, such as: technology transfer, know-how, sales and marketing expertise. For further information on the operations of Yguazú Cementos, see “—Our Production Facilities—Yguazú Cementos”.

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

Insurance

We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina and Paraguay, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2019, the aggregate value at risk of our plants was approximately US$ 1,377,270,376. These policies have a deductible of US$54,000 per claim. For loss of profit derived from material damages the coverage is 21 days.

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

Together with other companies within the InterCement Group, we have been signatories to the Global Compact led by the United Nations since 2004 until 2010 and are members of the Cement Sustainability Initiative, or CSI, an initiative of the cement segment of the World Business Council for Sustainable Development, or WBCSD, since 2008, and currently transferred to the Global Cement & Concrete Association or GCCA. Furthermore, we are founding members of WBCSD’s local branch in Argentina. These programs have supported us in developing and implementing a social action strategy that contributes to the development of the communities in which we operate.

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

The chart below sets forth the estimated cement market share in Argentina during 2019 for our company, Holcim Argentina, Cementos Avellaneda and Petroquímica Comodoro Rivadavia.

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

Since 2016, the dispatch participation of bulk cement has been increasing, however, starting in the third quarter of 2019, this trend seems to have changed as cement demand for public and private infrastructure works has decreased, affecting industrial consumer more in comparison to other cement consumers that purchase cement in the bag format. In 2019, we supplied 60% of Argentina’s cement dispatch by bags and 40% of Argentina’s cement dispatch by bulk.

In July 2017, we accepted the proposal from the Chinese company Sinoma International Engineering Co., or Sinoma for the construction of a second line at our L’Amalí plant to increase the installed capacity of this facility by 2.7 million tons annually, involving a capital expenditure of approximately US$350 million. The execution phase of the L’Amalí plant expansion started in August 2017. As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

Likewise, our main competitors are executing investments to expand their production capacity in Argentina. According to available public information, Holcim Argentina S.A. is expanding the “Malagueño” plant, located in the province of Cordoba, by 0.73 million tons. In the case of Avellaneda S.A., a similar expansion capacity of 0.7 million tons is underway in the “El Gigante” plant in the province of San Luis.

Concrete

We participate in the concrete market under our Lomax brand. We have operations in the two principal concrete markets of Argentina: (1) the City of Buenos Aires and the Greater Buenos Aires area; and (2) the city of Rosario. The Olavarría region is the main supplier of granitic aggregates consumption for the Greater Buenos Aires and the City of Buenos Aires area. This area is responsible for approximately 50% of the national production of aggregates, according to our own estimates.

We also lead this dynamic and high potential growth market through the Nueva Propuesta de Valor, or NPV concept. NPV is a group of selected medium- and large-sized concrete companies that have been exclusive and loyal clients of Loma Negra for many years. We have entered into agreements with these companies to keep them in a continuous improving operational process, with several clauses related to loyalty and cement supply commitment.

The chart below presents the market share of concrete in the Greater Buenos Aires and the City of Buenos Aires area as of December 31, 2019. Our combined market share is 49% when we add Lomax share together with the NPV clients and other exclusive concrete producers.

Source: Loma Negra.

Paraguay

Industria Nacional de Cementos, or INC, a Paraguayan state-owned company, is the largest producer and supplier and the historical market leader in the cement business in Paraguay, currently with a market share of 40%. In 2019 our market share was approximately 42%. Due to local scarcity, in Paraguay imports of cement have grown its participation in the market, almost reaching an 18% of total sales.

Legal and Regulatory Matters

Environmental Regulations

The pollutants generated by cement producers are mainly dust and gas emissions. In Argentina, regulations regarding gas emissions and air quality are enacted at both the national and provincial levels. The Province of Buenos Aires, where our principal plants are located, requires that all production facilities have an environmental compliance certificate issued by the Provincial Organism for Sustainable Development. The other provinces in which we operate, require similar certifications. We have obtained the most significant environmental certificates in relation to the Barker, LomaSer, Ramallo, Sierras Bayas and Zapala plants, while our Catamarca, L´Amalí, Olavarría and San Juan plants have delivered the documents required to renew their most significant environmental certificates. We expect that these renewals will be granted during 2020 and these plants are allowed to operate while the certificate renewal process is ongoing. Our concrete plants are either certificated or in process to obtain the certificates. We do not require any material technology licenses for our cement or concrete operations.

Mining Regulations

We extract limestone from quarries that we own, and quarries owned by third parties. The main statute that governs mining in Argentina is the Argentine Mining Code, which was enacted by Law No. 1,919 of 1886, as amended. The Argentine Mining Code establishes that the ownership of mineral substances existing in quarries, including limestone, is exclusively vested in the owner of the land where they are located and that provincial laws will regulate the operation of quarries. The owner may mine the quarries existing in its land or leave them inactive. However, the federal, provincial or municipal government where the quarry is located may declare that the exploitation of the mines is of public interest and expropriate the land where the quarries are located.

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

We are the owners of 7 limestone quarries throughout Argentina and currently conduct mining activities at 6 of them.

Professional Associations

As of the date of this annual report we are part of the following associations:

•	Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

•	Argentine Institute of Portland Cement (Instituto Argentino de Cemento Portland).

•	Argentine National Concret Association (Asociación Argentina de Hormigón Elaborado).

•	Argentine National Association of Industrial Gas Consumers (Asociación de Consumidores Industriales de Gas de la República Argentina).

•	Argentine National Association of Energy Power Major Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina).

•	Latin - American Railway Association (Asociación Latinoamericana de Ferrocarriles).

•	American Chamber of Commerce of United States in Argentina (Cámara de Comercio de Estados Unidos en Argentina).

•	Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible).

•	Argentine Chamber of Importers (Cámara Argentina de Importadores).

•	Chamber of environmental companies (Cámara de empresas de medio ambiente).

C.	Organizational Structure

The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	Indirect ownership (through Cofesur SAU, in which we have a direct 100% equity ownership interest)

D.	Property, Plants and Equipment

Our Production Facilities

As of December 31, 2019, we owned nine cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí, LomaSer, Olavarría, Ramallo, San Juan, Sierras Bayas and Zapala, eleven concrete plants operating under the Lomax brand and one granitic aggregates plant. As of December 31, 2019, we owned one cement plant in Paraguay, Yguazú Cementos.

The following table sets forth information regarding our production facilities in Argentina and Paraguay, as of December 31, 2019:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North:
Resistencia	Warehouse	Resistencia
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001

LomaSer	Blending/Distribution	Cañuelas	2000

Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Sierras Bayas	Grinding Mill	Olavarría	1919
Paraná	Warehouse	Paraná
Center-west:
Zapala	Cement	Zapala	1970
North-west:
San Juan	Cement	San Juan	1963
North:
Catamarca	Cement	El Alto	1980
Concrete plants under the Lomax brand:

Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
Campana	Concrete	Campana	2015
San Lorenzo	Concrete	Santa Fe area	2016
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Maldonado	Concrete	City of Buenos Aires	2017
Vicente Casares	Concrete	Greater Buenos Aires area	2018
L´Amalí Expansion project	Concrete	Olavarría	2018
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

Paraguay:
Yguazú	Cement	Villa Hayes	2013

The map below presents the location of our facilities in Argentina and Paraguay:

Barker

The Barker plant began operations in 1956 and is located in the City of Benito Juárez, Province of Buenos Aires. The Barker plant currently has total annual cement production capacity of approximately 1.3 million, using one dry-process kiln. The Barker plant has capacity to produce cement and also produces filler, which is used for cement mixing by LomaSer. In the context of the L’Amalí expansion project, and considering the decline in demand, during 2019 we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.

Catamarca

The plant of Catamarca began operations in 1980 and is located in the City of El Alto, Province of Catamarca. The Catamarca plant, which uses a dry-process kiln, has annual installed cement production capacity of 2.18 million tons. This plant has modern automation technology and is equipped with pre-heating equipment. It also features automated quality control systems, which enhance the reliability of its finished products.

The Catamarca plant produces cement, as well as masonry cement. It serves the Province of Catamarca and certain neighboring provinces and regions.

L’Amalí

The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 1.9 million tons of clinker and approximately 2.2 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See “—Investments” and “Item 5.B Operating and Financial Review and Prospect—Liquidity and Capital Resource—Capital Expenditures” for more information regarding the planned expansion of the L’Amalí plant.

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

As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

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

San Juan

The San Juan plant began operations in 1963 and it is located in the City of Rivadavia, Province of San Juan. It has an annual installed clinker production capacity of 0.13 million tons and uses a dry-process kiln and 0.25 million tons. In 1993, a new facility was installed in this plant to enable it to store and process coal, enabling it to operate either using natural gas or a combination of natural gas, fuel oil and coal, together with liquid alternative fuels. The San Juan plant serves the Province of San Juan and certain neighboring provinces.

In the context of the L’Amalí expansion project, and considering the decline in demand, during 2019 we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.

Sierras Bayas

We acquired the Sierra Bayas plant, which is located in the City of Sierras Bayas, Province of Buenos Aires, in 1992 as part of the Cemento San Martín acquisition. This plant has annual cement production capacity of 0.66 million tons.

This plant received the clinker that it used for cement production from the L’Amalí and Olavarría plants. In the context of the L’Amalí expansion project, and considering the decline in demand, during 2019 we decided to reduce most of the production in this plant.

Zapala

The Zapala plant began operations in 1970 and it is located in Zapala, Province of Neuquén. This plant has a dry-process kiln, with annual installed cement production capacity of 0.39 million tons and annual installed clinker production capacity of approximately 0.23 million tons. This plant is equipped with energy-efficient wheel-type roller grinding equipment used to grind the clinker before it enters the production process.

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

We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 79% of the aggregates consumed by Lomax in their concrete production operations.

Yguazú Cementos

On December 22, 2016, we acquired control of Yguazú Cementos in Paraguay, which commenced operations in 2003. Through Yguazú Cementos we operate one integrated grinding facility in the city of Villa Hayes, located approximately 30 kilometers from Asunción, with a total annual installed cement production capacity of 0.81 million tons, sales volume of 0.57 million tons and 134 employees in 2019. This plant was inaugurated in 2014. We had a market share of approximately 42% in 2019 in terms of cement volume sold in Paraguay, positioning us as the second largest cement company in Paraguay, based on internal estimates. We may also face additional competition in Paraguay either from imports or from incremental local production capacity.

Investments

The duplication of the L’Amalí plant is expected to increase our annual installed cement production capacity by 2.7 million tons and requires a capital expenditure of approximately US$350 million (US$130 per ton). As of

December 31, 2019 we have achieved 84% of progress in the construction of the L’Amalí plant second line, and we have invested approximately Ps.15,685 million.

The L’Amalí plant is strategically located in the Buenos Aires region and near our main distribution center, LomaSer, a region of Argentina that accounts for approximately 48% of the country’s cement consumption.

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

The installation will include state-of-the-art equipment, including, among others: five stage precalcination towers, a new 5,800 tons/day three-pier kiln, one 24,000 tons multi-chamber cement silo, two new packing lines and bulk facilities, one silo with a capacity to store 75,000 tons of clinker, one cement vertical mill, and one raw vertical mill.

Once the expansion is completed, L’Amalí is expected to become the largest cement plant in Argentina and one of the largest in Latin America, based on annual installed cement production capacity.

All imported material of the main equipment were received at site. In addition, civil works for main foundations, silos and buildings structures are completed, and the supply of local steel structures is almost fully completed. Regarding the electromechanical construction, the crusher was tested, the kiln system erection was completed, and the raw and cement mill erection presents good progress.

As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Key Information—Risk Factors” and elsewhere in this annual report. You should read the following discussion in conjunction with “Cautionary Statement with Respect to Forward-Looking Statements” and “Key Information—Risk Factors”.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is highly sensitive to factors such as GDP growth (globally and in Argentina, the cement industry has a strong positive correlation with GDP growth). An economic slowdown can lead to a slowdown in the construction industry and consequently decreased cement demand and production. Likewise, an expansion of GDP is expected to drive incremental cement demand, above expected GDP growth.

During 2015, the Argentine economy grew by 2.7%; however, in 2016, the Argentine economy contracted by 2.1%. According to the INDEC, the Argentine economy expanded by 2.7% in 2017, contracted by 2.5% in 2018, and by 2.2% in 2019.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2019	2018	2017
GDP (billions of Ps.)	692.0	707.1	725.3
Real GDP growth	(2.2)%	(2.5)%	2.7%
GDP per capita (in thousands of U.S. dollars)	9.9	11.7	14.6
Private consumption growth	(6.4)%	(2.4)%	4.0%
Average Ps./U.S. dollar exchange rate(1)	48.2	28.1	16.6
CPI inflation	53.8%	47.6%	24.8%
Private sector salary growth	44.3%	30.4%	27.3%
Unemployment rate(2)	8.9%	9.1%	7.2%

Source: BCRA, IDB and INDEC.

(1)	The average rate is calculated by using the average of the BCRA’s reported exchange rates on a daily basis.
(2)	As a percentage of Argentina’s economically active population.

The Paraguayan economy experienced real GDP growth of 0.2%, 3.7% and 5.0% in 2019, 2018 and 2017.

COVID-19 Pandemic

Since December 2019, a novel strain of coronavirus has spread throughout the world. On March 3, 2020, the COVID-19 was categorized as a pandemic by the World Health Organization. This outbreak has resulted in a global economic slowdown and a temporary shutdown of production and supply chains and disrupt international trade, all of which has negatively impacted Argentina, our industry and our business. In addition, the COVID-19 pandemic poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that have been requested or mandated by governmental authorities, which have had and will likely continue to have a material adverse effect on our results of operations, financial condition and liquidity.

The disruptions caused by the COVID-19 had no impact on our financial performance for the period ended December 31, 2019, and they did not have a material impact on our operations during the months of January and February in 2020. However, as the global spread of the virus began to accelerate late in the first quarter of 2020, we began to experience an adverse impact to our financial results. We believe that we will continue to experience disruptions to our business due to the COVID-19 pandemic through the end of the second quarter and anticipate that the disruption caused by COVID-19 will likely extend into the second half of 2020. However, its trajectory remains highly uncertain and we cannot predict the duration and severity of the outbreak and its containment measures. Given the global macroeconomic situation as of the date of this annual report resulting from the spread of the COVID-19 and government measures to address it, while we cannot foresee the impacts on our markets for 2020, we generally expect an adverse impact on the demand environment as compared to 2019.

In compliance with the Decree No. 297/2020 issued by the Argentine government on March 19, 2020, which provided for social, preventive and mandatory isolation, in the context of the COVID-19 pandemic, we undertook the following measures: (i) suspension of production and dispatch of cement, concrete and aggregates until the lockdown ends, (ii) temporary suspension of the construction of the second line of L’Amalí plant in Olavarría, Province of Buenos Aires, Argentina, (iii) home-office for all of our administrative staff.

This situation is already causing a decline on the demand of our products. Over time, these measures may also have a negative impact on our activities including our revenue, supply and profitability but also on the recoverability of our receivables and long-lived assets. In light of the current situation and in addition to the measures above mentioned, we have initiated proactive cost management strategies and an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, tightening our fixed cost structure, including labor costs, and reformulating our priorities regarding maintenance capital expenditure needs.

We may also be affected by a decline in the demand of our products due to significant interruptions or delays in, or the termination of, private or public construction projects, or the need to further implement additional policies limiting our production or limiting the efficiency and effectiveness of our operations, including home office policies for a prolonged period of time. Given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on our activities, the demand of our products and our results of operations, financial position and cash flows.

The deterioration of Argentine and global economic conditions could, among other things:

•

further negatively impact demand for cement, concrete and aggregates, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;

•	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

•	cause us to experience an increase in costs as a result of our emergency measures, delayed payments from our customers and uncollectable accounts;

•	impact our liquidity position and cost of and ability to access funds from financial institutions and capital markets;

•	cause delays and disruptions in the supply chain resulting in disruptions in the commercial operation dates of certain construction projects;

•	cause delays and disruptions in the construction of new cement facilities and the expansion of our existing facilities;

•	impair the financial condition of some of our customers, suppliers or counterparties, thereby increasing customer bad debts or nonperformance by suppliers or counterparties;

•	decrease the value of certain of our investments; and

•	cause other unpredictable events.

At the time of this annual report there is uncertainty around the duration of the disruptions caused by the COVID 19, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for the year of 2020.

Inflation

Our audited consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the IAS 29. See “Presentation of Financial and Other Information”.

Our audited consolidated financial statements as of and for the year ended December 31, 2019, including the figures corresponding to the previous fiscal year have been restated to consider changes in the general purchasing power of our functional currency (the Argentine peso) in accordance with the provisions in IAS 29 and the CNV’s General Resolution No. 777/2018. As a result, our financial statements are stated in the unit of currency that was current at the end of the fiscal year that is being reported.

In accordance with IAS 29, the amounts in the financial statements that have not been stated in current currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE´s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national consumer prices published by the Instituto Nacional de Estadística y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices, or IPIM prepared by INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires.

The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2019, 2018, and 2017 has been 53.83%, 47.65% and 24.80%, respectively. See “note 2.2 of our audited consolidated statements”.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2019, our consolidated foreign currency-denominated borrowings was Ps.6,014 million, 88% of which was denominated in U.S. dollars, and 12% was denominated in Euros. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions.

As of December 31, 2019 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25.0% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2019, our U.S. dollar-denominated indebtedness as of December 31, 2019 would have increased by approximately Ps.2,000 million.

Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective until December 31, 2019, the Central Bank reinstated rigid restrictions and foreign exchange controls, for more information about said restrictions see “Item 10. Additional Information- D.Exchange Controls”.

In 2015, the Argentine peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. As of December 31, 2017, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.18.7742 per US$1.00, a devaluation of approximately 18% as compared to the official exchange rate of Ps.15.8502 per US$1.00 as of December 31, 2016. As of December 31, 2018, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.37.8083 per US$1.00, a devaluation of approximately 101% as compared to the official exchange rate of Ps.18.7742 per US$1.00 as of December 31, 2017. As of December 31, 2019, the official nominal exchange rate for Argentine pesos into U.S. dollars fell to Ps.59.8950 per US$1.00, a devaluation of approximately 58.4% as compared to the official exchange rate of Ps.37.8083 per US$1.00 as of December 31, 2018. In the first three months of 2020, the Argentine peso depreciated approximately 7.6% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
2020
January 2020	60.3312	59.8152	60.0110	60.3312
February 2020	62.2080	60.4325	61.3484	62.2080
March 2020	64.4697	62.2503	63.1227	64.4697
April 2020	66.5250	64.5295	65.5897	66.5250

(1)	Reference exchange rate published by the Argentine Central Bank.
(2)	Based on daily averages.

Net Capital Expenditures and Other Investments

For the past two years, our capital expenditures have been principally directed to our expansion project in L´Amalí plant. In July 2017, we entered into an agreement with the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma for the construction of the second line at our L’Amalí plant to increase the annual installed cement capacity at this facility by 2.7 million tons. This investment represented 73% of total capital expenditures during the year ended December 31, 2019 and 35% during 2018. The execution phase of the L’Amalí plant expansion started in August 2017. As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps.11,813 million during the year ended December 31, 2019 and Ps.6,493 million and Ps.3,410 million during the years ended December 31, 2018 and 2017, respectively.

Our Cost Structure

The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2019, the percentage of co-processing used in our production process reached 3.8% and 14.2%, in Argentina and Paraguay, respectively.

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

Thermal energy is our most utilized source of energy for our operations, representing 16% in the year ended December 31, 2019 and 16% and 13% in the years ended December 31, 2018 and 2017, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “—Supply Contracts”.

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. In addition, we prioritize obtaining Argentine petcoke as opposed to imported petcoke since the petcoke we derive from Argentine sellers is generally of higher quality and at a lower cost. Average petcoke prices increased by approximately 19% from 2017 to 2018 and decreased by 39% from 2018 to 2019.

Electrical power. Electrical power is one of the main drivers of our cost structure and represented 10%, 10% and 8% in the years ended December 31, 2019, 2018 and 2017, respectively, of our total cost of sales.

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

In Argentina, approximately 60% of the current energy demand that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts.

Since 2018, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA See “—Supply Contracts”.

In 2016, we entered into a 20-year agreement with Genneia S.A., and in 2018 entered into a 20-year agreement with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy. With these contracts, we not only complied with the law limits but also surpassed the minimum levels required. See “Item 5.F Operating and Financial Review and Prospects—Supply Contracts”.

Co-Processing. We have increased the use of co-processing in our operations. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. In Argentina, co-processing represented 3.8% in the year ended December 31, 2019 and 4.1% and 3.2% in the years ended December 31, 2018 and 2017, respectively, of our total thermal energy consumption.

For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources”.

Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2019 preservation and maintenance costs represented 9% and in the years ended December 31, 2018 and 2017, represented 10% and 11%, respectively, of our total cost of sales.

Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2019 freight represented 8% and in the years ended December 31, 2018 and 2017, freight represented 9% and 9%, respectively, of our total cost of sales, mainly as a result of lower volumes of cement and concrete demand in 2019, reducing outbound and inbound freight needs.

Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2019 salaries, wages and social security charges represented 17% and in the years ended December 31, 2018 and 2017, salaries, wages and social security charges represented 17% and 18%, respectively, of our total cost of sales.

Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2019 raw materials represented 10% and in the years ended December 31, 2018 and 2017, raw materials represented 10% and 13%, respectively, of our total cost of sales.

Effects of Taxes on Our Income

We are subject to a variety of generally applicable Argentine federal and state taxes on our operations and results. We are subject to Argentine federal Income Tax at a rate of 30% (that will be reduced to 25% for fiscal years commencing from January 1, 2022 onwards), which is the standard corporate tax rate in Argentina. Dividends paid to argentine individuals and foreign beneficiaries (both individuals and entities) are subject to a 7% withholding tax made by the paying entity (that will be increased to 13% for dividends on profits corresponding to fiscal years starting from January 1, 2021 onwards). We are also subject to the following federal and state taxes:

•	Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents approximately 1,6% of our net sales.

•

Quarry Exploitation Fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its particular legislation.

For example, Municipalites may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. Typically, the rate is determined at a fixed amount, which is updated every year, although some municipalities can update in a monthly basis. This amount represented 1.4% of sales in 2019 of cement, masonry cement and lime.

•

Tax on Bank Accounts Debits and Credits. The general rate of the Tax on bank accounts debits and credits is 0.6% for each debit and each credit, while an increased rate of 1.2% applies in cases in which there has been a substitution for the use of a bank account. Taxpayers (whether at 0.6% or 1.2% rate) may compute 33% of the amounts paid under this tax as a payment on account of the income tax. Law 27,264, in force since August 2016, establishes that micro and small sized companies may apply 100% of this tax as an advance payment of income tax, medium industrial sized may apply 60% of this tax as an advance payment of income tax. Moreover, Law 27,432 establishes that the executive power may increase up to 20% per year the percentage of the payments of this tax that can be computed for as payment on account of Argentine income tax. The government has not exercised this faculty since 2018 and currently it is uncertain if an increase of the computable amounts will take place in the medium term.

•

Stamp Tax. Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have their own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 0.5% to 3.5% and are applied based on the economic value of the instrument.

•

Personal Assets Tax. An annual net wealth tax applies on the net equity where the shareholder is a nonresident or a resident individual at a rate of 50%. We have the right to request reimbursement from the shareholder. The taxable base of the personal assets tax is the book value of the shares as stated in the last financial statements issued at December 31 on the relevant tax period.

We are also subject to certain other non-material duties and taxes.

Effects of Fluctuations in Exchange Rates between the peso, the Guaraní and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the peso against the U.S. dollar and the Guaraní, because:

•

our revenues were mainly denominated in pesos and only a minor portion of those revenues were exposed to the exchange rate fluctuation of the Guaraní in the years ended December 31, 2019, 2018 and 2017;

•	we incur the cost of some of our raw materials and operating expenses in Argentina and Paraguay, our two markets, principally in pesos and Guaraníes, respectively;

•	thermal energy, electricity and costs of bags are mainly denominated in, or linked to, the U.S. dollar; and

•	we have significant amounts of foreign currency-denominated financial liabilities that require us to make principal and interest payments in U.S. dollars, Guaraníes, and Euros.

Our consolidated U.S. dollar-, Guaraní-, and Euro-denominated borrowings represented 43%, 25%, and 6% respectively, of our outstanding indebtedness as of December 31, 2019, excluding the effects of related party transactions and accrued interest. As a result, when the Peso depreciates against the U.S. dollar or the Guaraní or the Euro:

•	the interest cost on our U.S. dollar- Guaraní and Euro-denominated indebtedness increases in pesos, which negatively affects our financial income (expense), net in pesos; and

•	the aggregate amount of our U.S. dollar- Guaraní and Euro-denominated indebtedness increases in pesos, and our total liabilities and debt service obligations in pesos increase.

An appreciation of the peso against the U.S. dollar, Guaraní or Euro, has the converse effect.

Effect of Indebtedness Level and Interest Rates

As of December 31, 2019, our total outstanding borrowings on a consolidated basis were Ps.12,226 million. The level of our indebtedness results in financial results, that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 to our audited consolidated financial statements. During 2019, we recorded financial expenses of Ps.1,793 million, which included Ps.1,187 million in interest expense related to our loans and financings.

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

Financial Presentation and Accounting Practices

Presentation of Financial Statements

We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2019. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.

Our audited consolidated financial statements have been prepared on a historical cost basis, which has been restated in end-of-period currency in the case of non-monetary items, except for the revaluation of certain non-current assets and financial instruments, which are measured at the revalued amount or at fair value at the end of each fiscal year.

Upon estimating the fair value of an asset or a liability, we take into consideration the characteristics of the asset or the liability when market participants do take these features into consideration when valuing the asset or the liability at the date of measurement. Fair value for purposes of measurement and/or disclosure in these consolidated financial statements is determined on that basis, except for the transactions consisting in share-based payments that are within the scope of IFRS 2, lease transactions within the scope of IFRS 16 and the measurements that have certain points in common with fair value but are not fair value such as net realizable value in IAS 2 or value in use in IAS 36.

Besides, for financial reporting purposes, fair value measurements are categorized as level 1, 2 or 3 on the basis of the degree to which fair value measurement inputs are observable and the impact of inputs for fair value measurements overall as described below:

•	Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2: valuation techniques for which the lowest level input that is significant to their value measurement is directly or indirectly observable; and

•	Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Classification into current and non-current:

We present assets and liabilities in our consolidated statement of financial position classified as current and non-current.

Assets are classified as current when:

(i)	we expect to realize the asset or intend to sell or consume it during its normal operation cycle;

(ii)	we maintain the asset primarily for trading purposes;

(iii)	we expect to realize the asset within twelve months after the reporting period; or

(iv)	the asset is cash or cash equivalents unless the asset is restricted and may not be exchanged or used to settle a liability for at least twelve months after the reporting period.

All the other assets are classified as non-current

Liabilities are classified as current when:

(i)	we expect to settle the liability during its normal operation cycle;

(ii)	we maintain the liability primarily for trading purposes;

(iii)	the liability must be settled within the twelve months after the reporting period; or

(iv)	we do not have an unconditional rights to defer settlement of the liability for at least the twelve months after the reporting period.

All the other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities in all cases.

Use of estimates

The preparation of consolidated financial statements requires our Board of Directors to make judgements, estimates and assumptions that affect the reported amounts of the revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The description of the estimates and significant accounting judgments made by our Board of Directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in “note 4. of our audited consolidated statements for the year ended December 31, 2019 and 2018”.

The main accounting policies are herein below discussed.

Principal Accounting Policies

Standards and Interpretations issued but not yet effective

The following is a detail of the standards and interpretations that are issued but not yet effective up to the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective.

•	New and amendments to the references of the Conceptual Frameworks of several standards

The IASB introduced changes into a set of standards when it issued the Conceptual Framework in March 2018 establishing financial concepts and prepares a set of standards for financial reporting preparers in a manner such as to help financial information users to improve their comprehension of this information. Amendments are effective for the fiscal years starting on January 1, 2020. We do not anticipate that the application of these amendments will have a material impact on our consolidated financial statements.

•	Amendments to IFRS 3 - Business definition

In October 2018, IASB issued changes into the definition of a business in the IFRS 3 “Business Combinations” to help entities to determine if an acquired group of activities and assets is a business or not. These amendments clarify the minimum requirements for a business, suppress the evaluation of whether the market participants are capable of replacing missing elements, add guidance to help entities to evaluate if an acquired process is substantive, reduce the definitions of a business and of P&L and introduce an optional test of fair value concentration. The above-mentioned amendments are effective for the fiscal years starting on January 1, 2020. We do not anticipate that the application of this interpretation will have a material impact on our consolidated financial statements.

•	IFRS 17 - Insurance contracts

In May 2017, the IASB issued the IFRS 17 “Insurance contracts”, a new comprehensive financial reporting standard for the Insurance contracts which covers the recognition, assessment, presentation and disclosure. Once in force, IFRS 17 shall replace IFRS 4 which was issued in 2005. The IFRS 17 applies to all the types of insurance contracts (that is, life insurance, non-life insurance, direct insurance and reinsurance), irrespective of the type of entities that issue such policies as well as certain guarantees and financial instruments with certain characteristics of discretional participation. IFRS 17’s overall objective consists in the supply of an accounting model for the insurance contracts that should be more useful and systematic for the insurance companies. In contrast to the requirements of IFRS 4, which are based, to a large extent, on the enhancement of local accounting policies, the IFRS 17 provides a comprehensive model for the insurance contracts that deals with all relevant accounting aspects. The IFRS 17 is in force for the fiscal years starting on January 1, 2021. Since we are not engaged in insurance industry, we do not anticipate that the application of these standard will have impact on our consolidated financial statements.

•	Amendments to IAS 1 and IAS 8 - Definition of material information

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material information” through the standards and clarify certain aspects of the definition. The new definition lays down that “Information is material if omitting, misstating or hiding it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments are effective as from the fiscal years starting on January 1, 2020. We do not anticipate that the application of this interpretation will have a material impact on our consolidated financial statements.

•	Amendments to IFRS 9, IFRS 7 and IAS 39

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 “Financial Instruments: Disclosures”, which concludes Phase I of its work to respond to the effects of changes to interbank offered rates (“IBOR”) concerning financial information.

These amendments allow hedge accounting to continue during the period of uncertainty before the replacement of an existing benchmark interest rate for a risk-free alternative interest rate. These changes will be effective as from fiscal years starting on January 1, 2020. We do not anticipate that the application of this interpretation will have a material impact on our consolidated financial statements.

New and amendment standards and interpretations

We have adopted all the improvements and new standards and interpretations issued by the IASB that are relevant to our operations and which were effective as of December 31, 2019.

Starting on January 1, 2019, we started to apply the following standards:

•	IFRS 16: Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4, Determining whether and Arrangement contains a Lease, SIC 15, Operating Leases-Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets forth out the principles for the recognition, measurement, presentation and disclosure of leases and requires leases to recognize most leases on the balance sheet.

Lessors accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify the leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where we are the lessor.

We have adopted the IFRS 16 using the modified retrospective method of adoption as from January 1, 2019. We elected to use the practical expedient to not reassess whether a contract is, or contains, a lease as of January 1, 2019. Instead, we have applied the standard only to the contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contacts that, at the commencement date, have a lease term of twelve months or less and do not contain a purchase option (short-term leases) and lease contracts for which the underlying asset is low-value (low-value assets).

•	IFRIC 23: Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12, Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include the requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses the following:

a)	Whether an entity has to consider tax uncertainties separately.

b)	The assumptions an entity makes about the examination of treatments by the tax authorities.

c)	How an entity determines taxable profit (tax loss), taxable bases, unused tax losses, unused tax credits and tax rates.

d)	How an entity considers changes in facts and circumstances.

We determine whether to consider each uncertain tax treatment separately or together with one or more additional uncertain tax treatments and use the approach that better estimates the resolution of uncertainties. We do not believe that we have significant uncertain tax treatments, therefore, the interpretation did not have an impact on our consolidated financial statements.

•	Amendments to IFRS 9: Prepayment features with negative compensation

Under the IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments did not have an impact on our consolidated financial statements.

•	Amendments to IAS 28: Long-term interest in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28, Investments in Associates and Joint Ventures. These amendments had no impact on our consolidated financial statements as we do not have long-term interests in our associate and joint venture.

Improvements to the 2015 – 2017 cycle

•	Amendments to IFRS 3: Business combinations

The amendments clarify that, when an entity obtains control over a business that is a joint venture the requirements that apply are those of a business combination attained in stages, including the measurement of interests previously maintained in assets and liabilities in the joint venture at fair value. Upon doing as much, the acquirer conducts a remeasurement of the interest in a joint business owned before the transaction. These amendments did not have an impact on our consolidated financial statements because there is no transaction covered.

•	Amendments to IFRS 11: Joint arrangements

An entity that participates but does not have joint control over a joint arrangement could have joint control over the joint arrangement in which the activity of the joint arrangement is a business as defined in IFRS 3. The amendments clarify that the ownership interests maintained in that joint venture are not re-measured. These amendments did not have an impact on our consolidated financial statements in so far as there is no transaction covered.

•	Amendments to IAS 23: Borrowing costs

These amendments clarify that an entity must treat any borrowing originally taken for the development of an eligible asset that is pending payment after the asset is ready for prescribed use or sale as a part of generic borrowings. We are applying the provisions of this standard to the funding obtained for the construction of its new plant, all the borrowings are identified to an eligible asset until the settlement of the respective borrowing or the start-up of the plant expected during the second half of 2020. Our practice is in line with the new amendments.

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

In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition;

•	goodwill;

•	investments in other companies;

•	Leases;

•	foreign currency and functional currency;

•	borrowing costs;

•	taxation;

•	property, plant and equipment;

•	intangible assets;

•	impairment of tangible and intangible assets;

•	inventories;

•	provisions;

•	financial instruments;

•	financial assets;

•	Ferrocarril Roca management;

•	Financial liabilities and equity instruments;

•	environmental restoration;

•	short- and long-term employee benefits; and

•	stripping costs and quarry exploitation.

Revenue recognition

We operate in the cement, masonry cement, concrete, limestone, aggregate production and sales business, in the operation of logistics services through the railway concession that it has been conferred and industrial waste recycling services. The goods to be delivered and the services to be provided arise from agreements (usually, non-written agreements) where we may identify the right of each of the parties, the terms of payment and the agreement are commercial in nature.

Sale of goods

Revenues from agreements with customers are recognized when control over goods is transferred to the customer for an amount that reflects the consideration that we expect to be entitled to in exchange for such assets or services. The customer obtains control of the goods when significant risks and rewards of the products sold are transferred in accordance with the specific terms of delivery that are agreed with the customer. Revenues from the sale of goods are measured at fair value of the consideration received or to be collected, which the price specified in the invoice, net of commercial discounts. No financing components are considered in the transaction since credit terms average from 20 and 35 days, depending on the specific terms agreed upon, which is consistent with market practices.

Some agreements with clients offer commercial discounts or volume-based discounts. If revenue cannot be reliably measured, we defer recognition of income until the uncertainty is resolved. However, in general, performance obligations are met upon the delivery of the goods sold, at which time, both the price and any discount are specifically agreed between the parties. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and measured using the expected method or the most likely amount.

The products sold by us in general are not returned by customers once they have been accepted and quality approved. Such approval is obtained the time of delivery.

Services rendered

We provide transportation services along with the sale of cement, concrete, limestone and aggregates. Revenues from transportation services is recognized at the time services are provided, which is usually when revenues from the sale of the transported good is recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.

Revenues from freight railway services and waste recycling services are recognized at the time such services are rendered.

Goodwill

Our goodwill corresponds to the acquisition of Recycomb S.A.U. and it is measured at cost restated at the end of the reporting period. See note 2.2 of our consolidated financial statements.

In accordance with IFRS 3, Business Combinations, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized, but rather tested for impairment on an annual basis. For purposes of conducting the impairment test, goodwill is allocated to each of our cash generating units (“CGU”) that expected to benefit from the synergies of the combination. Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

Any goodwill impairment loss is recognized directly as profit or loss.

Upon disposal of the cash generating unit to which goodwill has been allocated, such goodwill is included in the determination of the profit or loss on disposal.

For the years ended December 31, 2019, 2018 and 2017, goodwill has not suffered any impairment.

Investments in other companies

These are investments in companies in which no significant influence is exercised. Given that these investments have not got a market price quoted in an active securities market and its fair value may not be reliably measured, these investments are measured at the restated cost at the end of the fiscal year minus the impairment losses identified at the end of each fiscal year being reported.

Leases

We adopted IFRS 16 on January 1, 2019. The nature and the effect of the changes as a result of the adoption of this new accounting standard are described in note 14 of our consolidated financial statements.

The following describes the accounting policy we applied to the lease agreements before the adoption of IFRS 16.

Leases were classified as finance leases whenever the terms of the lease substantially transferred all the risks and rewards of the ownership to lessee. All other leases were classified as operating leases.

Acting as the Lessor (before the adoption of IFRS 16)

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

Acting as the Lessee (before the adoption of IFRS 16)

a) Finance leases: assets held under finance leases were initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor was included in the consolidated statement of financial position as a finance lease obligation.

Lease payments were apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they were directly attributable to qualifying assets, in which case they were capitalized in accordance with our general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

b) Operating leases: operating lease payments were recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases were recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives were recognized as a liability. The aggregate benefit of incentives was recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis was more representative of the time pattern in which economic benefits from the leased asset are consumed.

Upon the application of IFRS 16, we have adopted a new accounting model for the recognition and measurement of all the leases, as described below.

We assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Acting as the Lessee (under IFRS 16)

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use assets

We recognize a right of use asset at the inception of each lease (the date when such asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted to reflect any remeasurement of liabilities and to recognize the changes in the purchasing power of currency pursuant to the provisions of IAS 29. The cost of the right of use assets includes the amount of the lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to us at the end of the lease term or the cost reflects exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the term of the lease. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives received, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease terms include our right of optional termination. Variable payments that do not depend on an index or a rate and are recognized in the consolidated statement of profit and loss and other comprehensive income (unless they are incurred to produce inventory) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Interest expense on the lease payments is recorded in our consolidated statement of profit or loss and other comprehensive income for fiscal year. See note 14 of our consolidated financial statements.

Acting as the Lessor (under IFRS 16)

As previously described, the adoption of IFRS16 had no impact on the recognition and measurement of the leases when we act as lessor.

Foreign currency and functional currency

For purposes of the consolidated financial statements, the income/ (loss) and the financial condition of each company are stated in Argentine pesos, considered to be functional currency (the currency of the primary economic environment in which an entity operates) for all the companies with domicile in the Argentina and this is also the currency of presentation of the consolidated financial statements. In the case of our subsidiary Yguazú Cementos S.A., located in Paraguay, its functional currency is the Guaraní.

For purposes of presentation of our consolidated financial statements, the assets and liabilities from our foreign operations are translated to Argentine pesos at foreign exchange rates prevailing at the end of the reporting period and their statement of profit or loss and other comprehensive income are translated at the average foreign exchange rate for each month, unless the corresponding foreign exchange rate has fluctuated significantly during the month, in which case, the exchange prevailing on the date of the transaction is used. Gain or losses on exchange differences on translation of foreign operations are recognized in other comprehensive income and are accumulated in shareholders’ equity (and are attributed to non-controlling interests, as applicable).

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the foreign exchange rate prevailing at the end of the reporting period.

On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss.

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Our assets and liabilities denominated in foreign currency are translated to the Argentine pesos at the exchange rates at the end of the reporting period.

Foreign exchange gains / (losses) from monetary items are recognized in profit and loss for the year, net of the effect of inflation, except for those stemming from borrowings denominated in foreign currency to finance qualifying assets, such as construction in progress, in which case, they are capitalized as part of the carrying amount of the asset, as they are considered to be an adjustment to the costs for interest on said borrowings denominated in foreign currency.

Borrowing costs

Borrowing costs, net of the effect of inflation directly attributed to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of the asset until the assets are ready for use or sale.

Income earned on short-term investments in specific outstanding borrowings to finance the construction of qualifying assets is deducted from the borrowing costs that may qualify for capitalization.

All the other borrowing costs are recognized in profit or loss when incurred, net of the effect of the inflation on the liabilities that generated them.

Taxation

Income tax

Argentina

We assess the income tax charge to be booked in accordance with the deferred tax method, which considers the effect of timing differences originating in the different basis for measuring assets and liabilities according to accounting and tax criteria and of the existing net losses and unused tax credits susceptible of deduction of future taxable income computed by considering the tax rate in force which at present is 30% in Argentina. This tax rate had been set forth by Law No. 27.430 until the fiscal period ended on December 2019, dropping to 25% as from January 1, 2020. Pursuant to the reform introduced by Law No. 27.541, the changes in tax rates that had been prescribed were suspended and a decision was made to maintain the original 30% tax rate up to the fiscal years starting on January 1, 2021 inclusive. A literal interpretation of the reform would be that the last year-end dates that will be subject to the 30% tax rate would be the fiscal years ended on December 31, 2021 (that is, those beginning as from January 1, 2021, inclusive), and that the 25% tax rate would come into force for the fiscal years starting as from January 1, 2022, inclusive. See note 3.7.1 of our consolidated financial statements.

Paraguay

We recognize income tax applying the liability method, which considers the effect of temporary differences between the carrying amount and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 10%.

Current taxes

Current tax payable is based on the taxable profit for the fiscal year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit and loss and other comprehensive income because of items of income, or expenses that are taxable or deductible in other years and items that will never be taxable or deductible. Our liability for current tax is calculated using the tax rates that have been substantially enacted at the end of the reporting period.

Deferred taxes

Deferred tax is recognized on temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding amount used in the computation of taxable profit. Deferred tax liabilities are generally recognized, for all the taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences that can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amounts of deferred tax assets are reviewed at the end of each fiscal year and derecognized to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the end of the reporting period. Measurement of deferred tax liabilities and deferred tax assets at the end of fiscal year being reported reflects the tax consequences that would stem from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities.

We offset deferred tax assets and deferred tax liabilities if and only if a) it has legally enforceable right to set off current taxes and current liabilities and b) the deferred tax assets and liabilities relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities and we intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where we are able to control the reversal of the temporary difference and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profit against with we can utilize the benefits of temporary differences and they are expected to reverse in the foreseeable future period.

Current and deferred taxes

Current and deferred taxes are recognized in the statement of profit and loss and other comprehensive income. Current and deferred taxes are recognized in the profit and loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively. When current tax or deferred taxes arise from a business combination, the tax effect is included in the accounting for the business combination.

Personal asset tax - Substitute responsible

In Argentina, foreign individuals and entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to personal asset tax of 0.25% over of the value of any shares or the American Depositary Shares issued by Argentine entities, held as of December 31 of each year. The tax applies to the Argentine issuers of said shares, who must pay for this tax in substitution for the relevant shareholders and it is based on the equity value (following the equity method), or the book value of the shares derived from the most recent financial statements as of December 31 of each year.

In accordance with the Personal Asset Tax Law, we are entitled to obtain a reimbursement of the tax paid from the shareholders levied with the above-mentioned tax through the reimbursement mechanism that the we deem advisable.

Tax reform in Argentina

The Tax Reform Law No. 27,430, modified in turn by Law No. 27,468 prescribes in connection with the adjustment to reflect the effects of inflation for tax purposes to become effective for the fiscal years commencing on January 1, 2018: (a) the adjustment shall be applicable in the fiscal year in which a CPI variation in excess of 100% is verified during the thirty-six months previous to the closing date of the fiscal year being calculated; (b) as regards the first, second and third fiscal years as from its coming into effect, this procedure shall apply in the event of the variation in such index, calculated as from the beginning and until the close of each of such fiscal years exceeds a

55%, 30% and 15% for the first, second and third year of application, respectively and (c) that the adjustment to reflect the effects of inflation for tax purposes —be it a gain or a loss— as applicable, corresponding to the first, second and third fiscal year commencing as from January 1, 2018 that has to be calculated if the hypotheses contemplated in the preceding sub-sections (a) and (b) are verified shall be computed as follows: one third in that fiscal period and the remaining two thirds, in equal parts, in the immediately following two fiscal periods.

With the enactment of Law No. 27,541 “Social Solidarity and Productive Reactivation in the framework of a Public Emergency Situation” on December 21, 2019, there was a change in the computation of the inflation adjustment for tax purposes, with it being fixed at one sixth in the fiscal period and in the remaining five sixths, in equal parts, in the immediately following five fiscal periods, which have been recognized as deferred liabilities to be charged against deferred tax in the consolidated statement of profit or loss and other comprehensive income.

Given that as of the closing date of the fiscal year ended on December 31, 2019, the conditions have been satisfied for application of the inflation adjustment for tax purposes, current and deferred income tax have been recorded incorporating the effects stemming from their application. See note 3.7.3 of our consolidated financial statements.

Revaluation of certain assets for tax purposes

The Tax Reform Law No. 27,430 signed into law by the Argentine Executive Branch on December 29, 2017 enables the exercise of the option to revalue, for tax purposes and on a one-off basis, certain assets owned by the taxpayer and existing at the end of the first fiscal year closed after December 29, 2017, the date of coming into force of the law, continuing afterwards with the adjustment of assets revalued on the basis of percentage variations in the consumer price index supplied by the Argentine Official Statistics Office (INDEC) in line with the scales prepared to that end by the Argentine tax authorities (AFIP). The exercise of the option entails payment of a special tax concerning all the revalued assets in accordance with the tax rates established for each type of asset and confers the right to deduct, upon calculating income tax, a depreciation that incorporates the installment corresponding to the amount of the revaluation.

Those who exercise the option to revalue their assets in accordance with the provisions in Law No. 27.430 must (i) waive their right to commence any court case or administrative proceedings whereby the petitioner claims, with tax purposes, the application of adjustment proceedings in any nature until the date of the first fiscal year whose closing date falls subsequent to the coming into force of this law, and (ii) abandon the actions and rights invoked in proceedings commenced in connection with previously closed fiscal years. Additionally, the computation of the amortization of the revaluation amount or its inclusion as the computable cost of a disposal in the income tax assessment shall entail, for the fiscal year in which such computation is performed, a waiver of any claim for adjustment.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods and services, including capitalized stripping and quarry exploitation costs, or for administrative purposes are recorded at cost restate in constant currency at the end of the reporting period, minus depreciation and any accumulated impairment loss.

We hold spare parts that are expected to be used to replace parts of property, plant and equipment and are expected to increase the related asset’s useful life for a period exceeding twelve months. These spare parts are classified in property, plant and equipment and not in inventories.

Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period, minus any impairment loss already recognized. Cost includes professional fees and borrowing costs on qualifying assets, in accordance with our accounting policies. Depreciation on assets under construction only commences when such assets are ready their intended use.

Property, plant and equipment are depreciated, except for the land and assets under construction, over their estimated useful lives using the straight-line method. The estimated useful life, the residual value and the depreciation method are reviewed at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Right of use assets are depreciated on a straight-line basis over the shorter of the lease term or and the estimated useful life of the assets.

Land is not subject to depreciation.

Gain or loss from the disposal or write-off of an item of property, plant and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the asset and it is recognized in the profit and loss.

Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost restated in constant currency at the end of the reporting period, less accumulated depreciation and any accumulated impairment losses.

The estimated useful life and the depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. Intangible assets with an indefinite useful life that are separately acquired are carried at cost restated in constant currency at the end of the reporting period, less accumulated impairment losses.

Intangible assets are derecognized when no future economic benefits are expected from their use or disposal. Gains or losses from the derecognized of an intangible asset, is determined as the difference between the net disposal proceeds and the carrying amount of the asset and it is recognized in the profit and loss when the asset is derecognized.

Impairment of tangible and intangible assets

At the end of the reporting period, we review the carrying amounts of our tangible and intangible assets in order to assess if there is any indication that an asset might be impaired.

If any indication exists, we estimate the asset’s or CGU´s recoverable amount. An asset’s recoverable amount is the higher of an assets or CGU’s fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks that are specific to the asset.

Intangible assets not yet available for use are subject to impairment tests at least once a year and in so far as there are indications that the asset may have been impaired.

When the carrying amount of an asset or CGU´s exceeds its recoverable amount, the asset or CGU´s if considered impaired and it is written down to its recoverable amount. Impairment losses are immediately recognized in profit or loss.

A previously recognized impairment loss is reversed, only if there has been a change in the assumptions used to determine the asset’s or of the CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU´s does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset or CGU in prior years. Impairment loss reversals are immediately recognized in profit loss.

Inventories

Inventories are stated at the lower of cost restated in constant currency at the end of period and net realizable value. Costs of inventories are determined using the weighted average price method. The net realizable value is the estimated price of sale less estimated costs to conclude such sale. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials and spare parts: at cost using the weighted average price method. Cost is determined at each of our plants.

•	Finished goods and work in progress: at the cost of direct materials and labor plus a proportion of manufacturing overheads based on normal operating capacity, but excluding borrowing costs.

The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In assessing recoverable amounts of inventories, slow-moving inventories are also considered.

Provisions

We recognize provisions when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

Estimated amounts of the obligation are based on the expected outflows that will be required to settle such obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability.

When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset (a receivable), but only when the reimbursement is virtually certain and the amount of the receivable can be reliably measured.

We use the opinion of our legal advisors to determine if a provision should be recorded as well as to estimate the amounts of the obligations.

Environmental restoration

According to legal provisions and internal policies and practices, the land used for mining and quarries are subject to environmental restoration.

In this context, provisions are recognized in those cases that they could be determined, in order to afford the estimated expenses for the environmental recovery and restoration of the mining areas. These provisions are recorded simultaneously with the increase in value in the underlying asset and the relevant depreciation of the assets involved is recognized in profit and loss prospectively.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the passage of time and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. We discount the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

In addition, we follow the practice of progressively restoring the freed areas by the removal of quarries using the provisions recognized for that purpose.

Financial instruments

Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instruments.

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

Interest and financial income are recognized to the extent the effective interest rate is accrued.

Financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which we have applied the practical expedient, we initially measure a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which we have applied the practical expedient are measured at the transaction price.

According to the provisions under IFRS 9 “Financial instruments”, we classify for purposes of subsequent measurement our financial assets into two categories:

Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

In addition, for the assets that satisfy the conditions mentioned above, IFRS 9 provides the option of designating at the time of initial recognition, an asset as measured at reasonable value if in doing so it eliminates or significantly reduces an inconsistency in valuation or recognition that would have arisen if the valuation of the assets or liabilities or the recognition of their income or loss were effected on different bases.

We have not designated any financial asset at fair value using this option. As of December 31, 2019, our financial assets at amortized cost comprise certain cash and cash equivalent elements, accounts receivable, trade and other receivables.

Financial assets at fair value through profit or loss

If one of the criteria mentioned above were not satisfied, the financial asset is classified as an asset measured at “fair value through profit or loss”.

Financial assets at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated statement of profit or loss and other comprehensive income.

As of December 31, 2019, our financial assets at fair value through profit or loss comprise mutual funds and government securities, classified as current investments.

Recognition and measurement

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. We reclassify all investments in debt instruments only when there is a change in the business model used to manage said assets.

Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as expenses in profit or loss and other comprehensive income. Financial assets at fair value through profit or loss are carried at fair value, with net changes in fair value recognized in profit or loss. Gains and losses on the sale of financial assets at fair value through profit or loss are also recognized in profit or loss in “Financial results, net” in the statement of profit or loss or other comprehensive income. We typically use the transaction price to determine the fair value of a financial instrument at the time of initial recognition.

Derecognition

Purchases and sales of financial assets are recognized on the date when we undertake to purchase or sell the asset. The financial assets are de-recognized when:

•	The rights to receive cash flows from the asset have expired, or

•

We have transferred our rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: a) we have transferred substantially all risks and rewards of the asset or b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Upon derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Upon derecognition of a financial asset other than in its entirety (e.g. when we retain an option to repurchase part of a transferred asset), we allocate the previous carrying amount of the financial asset between the part we continue to recognize under continuing involvement, and the part we no longer recognized on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

Financial asset impairment

At the end of each fiscal year, we assess if there is objective evidence of impairment of a financial asset or group of financial assets measured at amortized cost. Impairment is recorded only if there is objective evidence of the impairment as a consequence of one or more events occurred after the initial recognition of the asset and said impairment may be reliably measured.

For trade receivables, we apply a simplified approach in calculating expected credit losses. Therefore, we do not track changes in credit risk, but instead recognize a loss allowance based on lifetime expected credit losses at each reporting period date. We have established a provision matrix that is based on its historical credit loss experience. For this purpose, evidence of impairment includes hints that debtors or a group of debtors are experiencing major financial difficulties, non-performances or arrears in payments of principal or interest, the likelihood that they shall be declared bankrupt or in reorganization proceedings and when such observable details indicate that there is a decrease in the estimated future cash flows.

The amount of the impairment is measured as the difference between the book value of the asset and the present value of estimated future cash flows (to the exclusion of future loan losses not incurred) discounted at the original effective interest rate of the financial asset. The book value of the asset is written down and the amount of the loss is recognized in the consolidated statement of profit or loss and other comprehensive income. As a practical measure, we may measure impairment on the basis of the fair value of an instrument, using an observable market price. If, in a subsequent period, the impairment amount decreases and such reduction is related to an event taking place after the original impairment, the reversal of the impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.

Offsetting of financial instrument

Financial assets and financial liabilities are offset if there is a currently enforceable legal right to offset the recognized amounts and when there is an intent to settle on a net basis, to realize the asset and settle the liability simultaneously.

Ferrocarril Roca Management Trust

The 100% ownership interest in the Ferrocarril Roca Management Trust is recorded at cost, which is the amount of the contributions made, net of trust expenses plus net financing profit or loss accrued until the end of the fiscal year. See note 3.15 of our consolidated financial statements.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual agreement and the definitions of financial liabilities and equity instruments.

Equity instruments

An equity instrument consists in a contract evidencing a residual ownership interest over an entity’s net assets. Equity instruments issued by us at the amount of proceeds receivable, net of direct issuance costs.

The repurchase of our own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss stemming from purchases, sales, issuance or cancellation of our own equity instruments. See note 3.16 of our consolidated financial statements.

Short- and long-term employee benefits

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

The liabilities recognized with respect to other long-term employee benefits (termination payment plans, which stem from plans that are specific to the employees who leave the company and receive a compensation agreed to be paid in installments) are measured at the present value of estimated future cash outflows expected to be realized.

On January 24, 2018, our Board of Directors approved the implementation of an incentive program calculated on the basis of our ADS (the “Program”). See “Item 6.B Directors, Senior Management and Employees – Compensation – Long-Term Incentive Program”. The purpose of this Program is to attract and retain certain high-ranking employees who satisfy certain admissibility criteria, in the search for aligning the company’s and its shareholders’ long-term interest.

At the end of the reporting period of these consolidated financial statements, such Program has been deployed and implemented. A liability has been recorded to reflect the fair value of the transactions involving stock-based payments as they are settled in cash. Such fair value is determined at the opening date and at every reporting period of the fiscal year until the date when the plan is settled. To calculate fair value, it is the Black-Scholes method that is used. Fair value is recorded as an expense in the period in which the right becomes irrevocable. Changes in fair value are recognized in the fair value in the “Salaries, wages and social security contributions” caption of the consolidated statement of profit or loss and other comprehensive income and the related liability in the caption “Salaries and social security payables” in the consolidated statement of financial position. See note 19 of our consolidated financial statements.

Stripping costs and quarry exploitation

As part of its mining operations, we incur stripping (waste removal) costs during the initial development phase of the open-pit quarries and production phase of our operations. Stripping costs incurred in the developments phase are capitalized as part of the cost of construction of the mine in property, plant and equipment, and are subsequently depreciated over its estimated useful life using the units of production method. Under the units of production method, we use the estimated proven reserves in the denominator. The proven reserves estimate is reviewed periodically, and any adjustment is applied prospectively. The capitalization of development stripping costs ceases when the mine / component is commissioned and ready for use as intended by management.

Stripping activities undertaken during the production phase of a surface mine (production stripping) are considered part of the inventory production costs.

In the ordinary course of our business, we undertake several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of volume and the qualification of the resources identified, among others. These costs are recognized as an expense in the period when these are incurred.

Mineral rights acquired in connection with the right to explore existing exploration areas are capitalized and amortized during the term of the right. As soon as a legal right has been acquired to explore, exploration and evaluation costs are expensed as incurred to profit or loss, unless the Group’s Management concludes that there is a highest likelihood of obtaining future profits; when this is the case, costs are capitalized. In assessing whether the costs satisfy the criteria to be capitalized several information sources are used, including the nature of the assets, the surface area explored, and the results of the samples taken, among others.

Capitalize stripping and exploration and evaluation costs are subject to impairment testing.

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

Cost of Sales

Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2019, 2018 and 2017.

	For the Year Ended December 31,
	2019	2018	2017
	(in percentages)
Salaries, wages and social security charges	17.5	16.9	18.3
Thermal energy	15.7	15.9	13.3
Depreciation	11.2	10.9	9.6
Electrical power	10.0	10.2	8.4
Preservation and maintenance costs	8.9	9.6	10.9
Freight	7.8	8.7	9.5
Contractors	7.4	7.5	6.5
Packaging	3.8	3.6	3.3
Fees and compensation for services	1.8	1.7	1.3
Taxes, contributions and commissions	1.6	1.5	1.5
Transport and travelling expenses	0.7	0.8	0.8
Security	0.6	0.6	0.7
Employee benefits	0.4	0.4	0.4
Insurance	0.3	0.2	0.2
Leases	0.2	0.3	0.2
Canon (concession fee)	0.1	0.1	0.1
Communications	0.1	0.1	0.1
Data processing	0.1	0.1	0.1
Water, natural gas and energy services	0.0	0.0	0.0
Tolls	0.0	0.0	0.0
Others	1.4	1.0	1.6

Production expenses	89.6	90.1	86.8

Cost of sales	100.0	100.0	100.0

Selling and Administrative Expenses

Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling expenses that each such component represented for the years ended December 31, 2019, 2018 and 2017.

	For the Year Ended December 31,
	2019	2018	2017
	(in percentages)
Salaries, wages and social security charges	29.9	29.8	31.5
Taxes, contributions and commissions	25.2	28.4	30.8
Freight	9.5	10.7	12.0
Managers, directors and trustees’ fees	8.2	5.3	6.6
Fees and compensation for services	7.0	7.4	4.5
Depreciation and amortization	5.8	3.3	2.2
Advertising expenses	2.3	2.3	2.5
Data processing	2.0	1.8	1.0
Allowance for doubtful accounts	1.7	0.3	(0.1)
Transport and travelling expenses	1.5	1.5	1.5
Insurance	1.5	1.4	0.6
Employee benefits	1.1	1.5	1.6
Communications	1.0	1.0	0.7
Leases	0.7	2.3	1.4
Preservation and maintenance costs	0.5	0.5	0.6
Security	0.2	0.2	0.2
Water, natural gas and energy services	0.2	0.2	0.1
Others	1.7	2.1	2.3

Total selling and administrative expenses	100.0	100.0	100.0

Financial results, net

Our financial results principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) unwinding on liabilities and receivables; (4) foreign exchange variations related to our foreign currency-denominated indebtedness; (5) fees, commissions and other charges paid to financial institutions for borrowings; and (6) gain or loss on net monetary position. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2019, see “-Liquidity and Capital Resources-Indebtedness and Financing Strategy”.

Income Tax Expense

Income tax expense includes current and deferred taxes. Current income tax is measured as the amount expected to be paid (or recovered, to the extent applicable) to tax authorities based on the taxable profit for the period. Deferred taxes includes the effect of temporary differences originating in the different basis for measuring assets and liabilities according to accounting and tax criteria and of the existing net losses and unused tax credits susceptible of deduction of future taxable income computed by considering the tax rate.

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

Year Ended December 31, 2019, compared to the Year Ended December 31, 2018

The following table sets forth our statement of profit or loss and other comprehensive income for 2019 and 2018:

	For the Year Ended December 31,		Variation
	2019	2018	Amount	(%)
	(in millions of Ps., except percentages)
Net revenue	38,952.0	41,237.7	(2,285.7)	-5.5
Cost of sales	(28,142.0)	(30,740.0)	2,598.0	-8.5

Gross profit	10,810.0	10,497.7	312.3	3.0

Selling and administrative expenses	(2,904.4)	(2,975.2)	70.8	-2.4
Other gains and losses	37.0	168.1	(131.1)	-78.0
Tax on bank accounts debits and credits	(403.8)	(391.0)	(12.8)	3.3
Financial results, net
Exchange rate differences	(1,190.5)	(1,910.4)	719.9	-37.7
Gain on net monetary position	1,114.9	328.8	786.1	239.1
Financial income	60.4	41.3	19.1	46.2
Financial expenses	(1,793.3)	(1,117.4)	(775.9)	76.3

Profit before taxes	5,730.3	4,741.9	988.4	20.8

Income tax expense
Current	(1,103.3)	(1,614.3)	511.0	-31.7
Deferred	(583.2)	(127.0)	(456.2)	359.2

Net profit for the year	4,043.8	3,000.6	1,043.2	34.8

Net revenue

Our net revenue decreased Ps.2,286 million, or 5.5%, from Ps.41,238 million in 2018 to Ps.38,952 million in 2019, mainly due to the sales volume decline of 10.6%, 25.1% and 5.8% in our cement, masonry cement and lime segment in Argentina, concrete segment and railroad segment, respectively. This was partially offset by a 8.0% sales price increase in cement, masonry and lime in Argentina and 7.2% sales price increase in Paraguay in 2019.

•

Cement, masonry cement and lime segment – Argentina: Net revenue from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps.1,034 million, from Ps.30,336 million in 2018 to Ps.29.301 million in 2019, mainly due to the decrease of 10.6% in sales volume, mostly explained by the general economic contraction, and partially offset by an average sales price increase of 8.0%.

•

Cement segment - Paraguay: Net revenue from our cement Paraguay increased Ps.274 million, from Ps.3,602 million in 2018 to Ps.3,876 million in 2019, mainly due to an increase of 7.2% in the average sales price of this segment, and with sales volume increase of 0.4%.

•

Concrete segment: Net revenue from our concrete segment decreased Ps.1,814 million, from Ps.6,791 million in 2018 to Ps.4,977 million in 2019, mainly due to decrease of 25.1% in sales volume, reflecting a lower execution of public and private infrastructure projects, coupled with a lower average sales price of 2.2% as a consequence of the construction sector dynamic.

•

Railroad segment: Net revenue from our railroad segment, without considering the eliminations between segments, decreased Ps.334 million, from Ps.3,980 million in 2018 to Ps.3,646 million in 2019, mainly due to a decrease of 5.8% in sales volume, mainly as a consequence of the drop in the construction activity in Argentina and a decline of 2.7% in the average sales price.

•

Aggregates segment: Net revenue from our aggregates segment, without considering the eliminations between segments, increased Ps.2 million, from Ps.617 million in 2018 to Ps.619 million in 2019, mainly due to an average price increase of 0.3%.

•	Others segment: Net revenue from Recycomb S.A.U., without considering the eliminations between segments, decreased Ps.30 million, from Ps.221 million in 2018 to Ps.191 million in 2019.

Cost of sales

Our cost of sales decreased Ps.2,598 million, or 8.5%, from Ps.30,740 million for 2018 to Ps.28,142 million for 2019, mainly as a consequence of the lower volume sales. Additionally, other factors that contributed to our cost of sales decreased during the period were (1) Ps.472 million and Ps.328 million reduction in thermal and electricity energy costs, respectively, as a consequence of lower sales volume and lower unitary costs in US dollars; (2) Ps.471 million decrease in freights (3) and a Ps.454 million in preservation and maintenance costs.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2019	2018
	(in millions of Ps.)
Purchases and production expenses for the year	27,997.9	31,551.2
(+) Inventories at the beginning of the year	6,853.3	5,892.7
(+) Currency translation differences	273.8	149.4
(-) Inventories at the end of the year	(6,983.0)	(6,853.3)

Cost of sales	28,142.0	30,740.0

The cost of sales of our segments is set forth below:

•

Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment decreased, mainly due to the lower sales volume, together with a reduction in (1) thermal and electricity cost, positively impacted by lower unitary costs, (2) a reduction in freight cost, as a consequence of a lower need of outbound and inbound transportation, (3) a decline in preservation and maintenance requirements mainly related to the reconversion of Barker and San Juan, and (4) a lower salaries, wages and social security charges, which were partially offset by non-recurrent costs related to the production footprint adequacy measures.

•

Cement Paraguay: Cost of sales decreased in Guaraníes, mainly reflecting lower raw materials and electricity cost. Measured in Pesos, this figure was impacted by the depreciation of the Peso as compared to the Guarani in 2019. The main components of our cost of sales from our cement Paraguay segment were raw materials, depreciation, thermal and electrical energy, wages and salaries.

•	Concrete segment: Cost of sales from our concrete segment declined mainly due to lower sales volume, reflecting a decrease in variable and fixed costs.

•	Railroad segment: Cost of sales from our railroad segment decreased mainly impacted by a lower transported volume coupled with a lower salaries, wages and social security charges.

•	Aggregates segment: Cost of sales from our aggregates segment increased mainly due to an increase in preservation, maintenance, and contractor costs.

•	Others segment: Cost of sales from Recycomb S.A.U. segment increased mainly due higher cost of preservation, maintenance, leases, and depreciation and amortization costs.

Gross profit

As a result of the foregoing, our gross profit increased Ps.312 million, or 3.0%, from Ps.10,498 million in 2018 to Ps.10,810 million in 2019. Our gross margin (gross profit divided by net revenue and expressed as a percentage) was expanded by 230 basis points from 25.5% in 2018 to 28.5% in 2019.

Selling and administrative expenses

Our selling and administrative expenses decreased Ps.71 million, or 2.4%, from Ps.2,975 million for 2018 to Ps.2,904 million for 2019, mainly due to (1) a reduction in the turnover tax, as a consequence of lower revenues and a decrease in the tax rate (2) a reduction in freights costs due to the lower sales volume; and (3) a reduction in salaries, wages and social security charges despite the non-recurrent costs related to the adequacy of our sales and administrative structure.

Other gains and losses

Our other gains and losses were Ps.37 million in 2019, decreasing Ps.131 million, or 78%, from Ps. 168 million for 2018, which included one-time gain in 2018 from the amendment to the ADSs program agreement with the exclusive depositary.

Tax on bank accounts debits and credits

Our tax on bank accounts debits and credits increased Ps.13 million, or 3.3%, from Ps. 391 million for 2018 to Ps.404 million for 2019, related to the volume of monetary transactions carried out the respective fiscal year.

Financial results, net

Our financial results decreased Ps.749 million, or 29%, from Ps.2,558 million (loss) for 2018 to Ps.1,809 million (loss) for 2019, principally due to (1) an increase of Ps.786 million in gain on net monetary position and (2) a declined of Ps. 720 million in losses from exchange rate differences, which was partially offset by an increase in financial expenses of Ps.776 million, with a decrease in financial income of Ps.19 million.

Our financial expenses increased Ps.776 million, or 76.3%, from Ps.1,017 million for 2018 to Ps.1,793 million for 2019, mainly due to higher interest of Ps.663 million, reflecting an increase in both interest rate and average debt position, related to the expansion project in L´Amalí plant.

Our financial income increased Ps.19 million, or 46.2%, from Ps.41 million for 2018 to Ps.60 million for 2019.

Income tax expense

Our income tax expense decreased Ps.55 million, or 3.2%, from Ps.1,741 million for 2018 to Ps.1,687 million for 2019. The effective tax rate was 29.4% for 2019 and 36.7% in 2018.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2019	2018
	(amounts in millions of Ps.)
Profit before income tax expense	5,730.3	4,741.9
Income tax rate (1)	30%	30%

Income tax	(1,719.1)	(1,422.6)
Adjustments for calculation of the effective income tax:
Effect of different income tax rate in Paraguay (1)	164.0	119.0
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	150.9	(448.1)
Effect of change in tax rate (2)	(281.5)	(8.4)
Other non-taxable income or non-deductible expense net	(0.8)	18.8

Income tax expense	(1,686.5)	(1,741.3)

Income tax expense
Current	(1,103.3)	(1,614.3)
Deferred	(583.2)	(127.0)

Total	(1,686.5)	(1,741.3)

(1)	Income tax rate in Argentina in 2019 was 30% while in Paraguay was 10%.
(2)

Law No. 27.430 had set forth for the tax periods commencing as from January 1, 2020 that the tax rate payable by corporations as income tax would decrease from 30% to 25% and that the additional tax on dividends or earnings that are distributed to individuals in Argentina and abroad and foreign legal entities would rise from 7% to 13%. The Law No. 27,541 postpones such change in tax rates and maintains the original 30% and 7% tax rates until the fiscal years starting on January 1, 2021, inclusive.

Our current income tax decreased Ps.511 million, or 31.7%, from Ps.1,614 million for 2018 to Ps.1,103 million for 2019, mainly explained by a lower profit before tax.

Our deferred income tax increased Ps.456 million, from Ps.127 million in 2018 to Ps.583 million in 2019, mainly due to the impact of change in tax rate and the application of the inflation adjustment for tax purposes.

Net profit

As a result of the foregoing, our net profit increased Ps.1,043 million, or 34.8%, from Ps.3,001 million for 2018 to Ps.4,044 million for 2019. Our net margin (net profit divided by net revenue and expressed as a percentage) decreased by 311 basis points, from 7.3% for 2018 to 10.4% for 2019.

Year Ended December 31, 2018, compared to the Year Ended December 31, 2017

The following table sets forth our statement of profit or loss and other comprehensive income for 2018 and 2017:

	For the Year Ended December 31,		Variation
	2018	2017	Amount	(%)
	(in millions of Ps., except percentages)
Net revenue	41,237.7	38,209.8	3,027.9	7.9
Cost of sales	(30,740.0)	(28,474.2)	(2,265.8)	8.0

Gross profit	10,497.7	9,735.6	762.1	7.8

Selling and administrative expenses	(2,975.2)	(3,029.1)	53.9	(1.8)
Other gains and losses	168.1	179.0	(10.9)	(6.1)
Tax on bank accounts debits and credits	(391.0)	(468.9)	77.9	(16.6)
Financial results, net
Exchange rate differences	(1,910.4)	(191.4)	(1,719.0)	898.1
Gain on net monetary position	328.8	526.5	(197.7)	(37.6)
Financial income	41.3	43.5	2.2	5.1
Financial expenses	(1,117.4)	(796.1)	(221.3)	27.8

Profit before taxes	4,741.9	5,999.1	(1,257.2)	(21.0)

Income tax expense
Current	(1,614.3)	(1,634.4)	20.1	(1.2)
Deferred	(127.0)	1,292.9	(1,419.9)	(109.8)

Net profit	3,000.6	5,657.6	(2,657.0)	(47.0)

Net revenue

Our net revenue increased Ps.3,027.9 million, or 7.9%, from Ps.38,209.8 million in 2017 to Ps.41,237.7 million in 2018, mainly due to the average sales prices increased by 6.9%, 24.7%, 10.2% and 3.5% in our cement, masonry cement and lime segment, Cement-Paraguay segment, concrete segment and railroad segment, respectively. This was partially offset by a 4.3% YoY decline in total Cement, masonry and lime sales volumes mainly reflecting overall weak market demand in Argentina, while in Paraguay volumes remained relatively flat. Concrete volumes experienced a 30% YoY increase, reaching the record of 1.07 MMm3, and aggregates ended the year with a slight increase of 1.6% compared to FY 2017. Railroad segment volumes fell 4.6% in 2018 principally reflecting the slowdown in building materials transportation.

•

Cement, masonry cement and lime segment: Net revenue from our cement, masonry cement and lime segment, without considering the eliminations between segments, increased Ps.515 million, from Ps.27,403 million in 2017 to Ps.27,919 million in 2018, mainly due to an increase of Ps.1,886 million generated by the increase of 6.9% in the average sales price of this segment, and a decrease of Ps.1,370 million due to the decline of 4.7% in 2018’s sales volume.

•

Cement Paraguay: Net revenue from our cement Paraguay increased Ps.704 million, from Ps.2,898 million in 2017 to Ps.3,602 million in 2018, mainly due to an increase of Ps.717 million generated by the increase of 24.7% in the average sales price of this segment, and an decrease of Ps.13 million due to the decline of 0.4% in 2018’s sales volume.

•

Concrete segment: Net revenue from our concrete segment increased Ps.2,051 million, from Ps.4,740 million in 2017 to Ps.6,791 million in 2018, mainly due to an increase of Ps.486 million generated by the increase of 10.2% in the average sales price and by an increase of Ps.1,565 million due to the increase of 30.0% in sales volume.

•

Railroad segment: Net revenue from our railroad segment, without considering the eliminations between segments, decreased Ps.50 million, from Ps.4,030 million in 2017 to Ps.3,980 million in 2018, mainly due to a decrease of Ps. 190 million due to the decline of 4.6% in sales volume, partially offset by an increase of Ps.140 million generated by the increase of 3.5% in the average sales price.

•

Aggregates segment: Net revenue from our aggregates segment, without considering the eliminations between segments, decreased Ps.106 million, from Ps.723 million in 2017 to Ps.617 million in 2018, mainly due to a negative impact of Ps.115 million due to the higher FOB dispatches to our concrete segment, partially offset by an increase of Ps.10 million due to the increase of 1.6% in sales volume also related to an incremental sales to our concrete segment.

•

Others segment: Net revenue from our others segment, without considering the eliminations between segments, decreased Ps.115 million, from Ps.335 million in 2017 to Ps.221 million in 2018, mainly due to the decline in 2018 sales volume. This decrease was partially offset with an increase in services rendered to third parties.

Cost of sales

Our cost of sales increased Ps.2,265.8 million, or 8.0%, from Ps.28,474.2 million for 2017 to Ps.30,740.0 million for 2018, mainly due to (1) Ps.1,818 million increase thermal and electricity energy due the impact of the peso depreciation, partially compensated by lower US$ unitary cost; (2) Ps.600 million increase in depreciation and amortization (3) Ps. 442 million increase in contractors mainly due to higher cost of structure, mainly impacting in the first semester of the year; (4) a Ps.161 million increase in packaging due the impact of the peso depreciation. The increment in cost of sale was partially offset mainly by the lower volume sold in the cement, masonry cement and lime segment in Argentina.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2018	2017
	(in millions of Ps.)
Purchases and production expenses for the year	31,551.2	28,038.7
(+) Inventories at the beginning of the year	5,892.7	6,341.3
(+) Currency translation differences	149.4	(13.1)
(-) Inventories at the end of the year	(6,853.3)	(5,892.7)

Cost of sales	30,740.0	28,474.2

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

•

Aggregates segment: Cost of sales from our aggregates segment increased mainly due to an increase in preservation and maintenance costs. These effects were accompanied by an increase in the amount of variable costs due to an increase in the sales volume during 2018 and a temporarily higher unitary cost.

Gross profit

As a result of the foregoing, our gross profit increased Ps.762.1 million, or 7.8%, from Ps.9,735.6 million in 2017 to Ps.10,497.7 million in 2018. Our gross margin (gross profit divided by net revenue and expressed as a percentage) remained at 25.5%, the same as in 2017.

Selling and administrative expenses

Our selling and administrative expenses decreased Ps.53.9 million, or 1.8%, from Ps.3,029.1 million for 2017 to Ps.2,975.2 million for 2018, mainly due to (1) a Ps.88 million decrease in the taxes, charges, contributions and commissions principally due to an decrease in sales volume along with a reduction in the effective turnover tax rate; (2) a Ps.68.0 million decrease in salaries, wages and social contributions, and managers and directors fees; which was partially offset by Ps.83 million of expenditures related to becoming a publicly listed company.

Other gains and losses

Our other gains and losses decreased Ps.10.9 million, or 6.1%, from Ps. 179.0 million for 2017 to Ps.168.1 million for 2018.

Financial results, net

Our financial results increased Ps.2,140 million, or 513%, from Ps.418 million (loss) for 2017 to Ps.2,558 million (loss) for 2018, due to an increase of Ps.1,719 million in losses from exchange rate differences, an increase in financial expenses of Ps.221 million, an increase in gain on net monetary position of Ps.198 million, and an decrease in financial income of Ps.2 million.

Our financial expenses increased Ps.221 million, or 27.8%, from Ps.796 million for 2017 to Ps.1,017 million for 2018, mainly due to: (1) a Ps.131 million in tax interest, (2) a Ps.12 million increase in interest expenses, principally due to an increase in the average interest rate; and (3) a Ps.8 million increase in unwinding of discounts on provisions and liabilities.

Our financial income decreased Ps.2 million, or 5.1%, from Ps.43 million for 2017 to Ps.41 million for 2018, mainly due to an interest income from loans to related parties to InterCement Brasil S.A. in 2017.

Tax on bank accounts debits and credits

Our tax on bank accounts debits and credits decreased Ps.77.9 million, or 16.6%, from Ps.468.9 million for 2017 to Ps.391.0 million for 2018, mainly due to the reduction of the effective rate tax on bank accounts debits and credits during the year 2018.

Income tax expense

Our income tax expense increased Ps.1,400 million, or 410%, from Ps.341 million for 2017 to Ps.1,741 million for 2018.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2018	2017
	(amounts in millions of Ps.)
Profit before income tax expense	4,741.9	5,999.1

Income tax rate (1)	30%	35%

Income tax	(1,422.6)	(2,099.7)
Adjustments for calculation of the effective income tax:
Effect of different statutory income tax rate in Paraguay(1)	119.0	149.3
Expenses of capital issue(2)	—	113.7
Effect of adjustment to reflect inflation for accounting purposes	(448.1)	(375.5)
Effect of change in tax rate(3)	(8.4)	1,842.1
Other non-taxable income or non-deductible expense, net	18.8	28.6

Income tax expense	(1,741.3)	(341.5)

Income tax expense
Current	(1,614.3)	(1,634.4)
Deferred	(127.0)	1,292.9

Total	(1,741.3)	(341.5)

(1)	Statutory income tax rate in Argentina in 2017 was 35% while in Paraguay was 10%.
(2)	Disclosed in Equity, net of Capital increase.
(3)

On December 29, 2017, Argentina enacted a comprehensive tax reform (Law No. 27,430) through publication in the Official Gazette. The Law is effective from January 1, 2018. Specifically, introduces amendments to income tax (both at corporate and individual levels), among other. At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

Our current income tax decreased Ps.20.2 million, or 1.2%, from Ps.1,634.5 million for 2017 to Ps.1,614.3 million for 2018.

Our deferred income tax decreased Ps.1,420.0 million, from an income of Ps.1,293.0 million in 2017 to a loss of Ps.127.0 million in 2018, mainly due to the impact of change in tax rate.

Net profit

As a result of the foregoing, our net profit decreased Ps.2,657.0 million, or 47.0%, from Ps.5,657.6 million for 2017 to Ps.3,000.6 million for 2018. Our net margin (net profit divided by net revenue and expressed as a percentage) decreased by 753 basis points, from 14.8% for 2017 to 7.3% for 2018.

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

During 2019, we used cash flow generated by our operations primarily for capital expenditures, working capital needs, and servicing our debt. As of December 31, 2019, our cash and cash equivalents (defined as cash and banks and short-term investments) was Ps.2,567 million, and we had a negative working capital (defined as current assets less current liabilities) of Ps.5,128 million, mainly as a consequence of short-term debt. We expect that this deficit of working capital will be compensated with the future regular operational cash flows generated from its business.

We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We implement liquidity risk management practices, keeping cash and other liquid instruments, as well as available funds. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. Although we believe that we have adequate sources of liquidity (see Note 25 to our audited consolidated financial statements), weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.

Capital Expenditures

We expected to invest approximately US$350 million from 2017 to 2020 in the expansion of our L’Amalí plant, to increase our production capacity to meet expected additional demand for our products. The timing of the incurrence of these capital expenditures may be affected by our results of operations, our leverage ratios, available financing and market conditions. As of December 31, 2019, we have invested approximately Ps.10,021 million in the construction of the L’Amalí plant. All the expenditures already incurred and the Company’s contracts in place for such constructions, as well as all related liabilities, have been recorded in the Company’s financial statements at fiscal year-end in accordance with IFRS. As of the date of this annual report, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalí plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

COVID-19 Virus Impact

In compliance with the Decree No. 297/2020 issued by the Argentine government on March 19, 2020, which provided for social, preventive and mandatory isolation, in the context of the COVID-19 pandemic, we undertook the following measures: (i) suspension of production and dispatch of cement, concrete and aggregates until the lockdown ends, (ii) temporary suspension of the construction of the second line of L’Amalí plant in Olavarría, Province of Buenos Aires, Argentina, (iii) home-office for all of our administrative staff.

As of the date of this annual report, we cannot determine the impact of the COVID-19 virus on the actual amount and timing of our future capital expenditures. However, these could be materially lower than our estimates as a result of the spread of virus continues to negatively impact demand for our products and our operations. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

We implemented an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, deferring payments to suppliers and taxes; tightening our fixed cost structure, including labor cost reductions; and reformulating our priorities regarding maintenance capital expenditure needs. As of the date of this annual some of our production facilities have resumed operational activity.

In the current scenario, there is significant uncertainty regarding the recovery of this crisis, which will be dependent on a number of factors including the duration of the pandemic, government assistance and the resilience of the global economies. In the meantime, we are focused on the health and security of our employees and customers while working to ensure our sustainability.

Based on the actions explained above and assumptions regarding the impact of the COVID-19 virus, we believe that our current financial resources would be sufficient to fund our liquidity requirements for the next 12 months, subject to a number of factors including but not limited, to the evolution of the pandemic in the world, and more specifically its impact in our business and in the countries where we operate.

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of Ps.)
Net cash flows generated by (used in):
Operating activities	8,542.3	6,428.3	7,810.0
Investing activities	(11,834.9)	(6,497.7)	(3,428.6)
Financing activities	1,414.6	(3,677.2)	480.2

Increase (decrease) in cash and cash equivalents	(1,878.0)	(3,746.6)	4,861.6

Year Ended December 31, 2019

In 2019, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps.9,880.2 million. The sum of changes used in operating assets and liabilities were Ps.1,337.9 million in 2019, which was mainly due to cash flows of Ps.1,766.5 million increase in income tax paid, and a Ps.1,114.9 million from the gain on net monetary position, partially offset by a Ps.981.5 million increase in accounts payable and a Ps.865.3 million increase in other liabilities. In 2019, net cash provided by operating activities of Ps.8,542.3 million.

Our net cash flow used in investing activities was Ps.11,834.9 million in 2019, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project. This investment, in the second production line in L´Amalí plant, represented approximately 73% of the total amount, and the remaining consisted basically in general maintenance and stripping costs.

Our net cash flow provided in financing activities resulted in Ps.1,414.6 million in 2019, due to proceeds from borrowings of Ps.9,495.9 million, and repayments of borrowing of Ps.5,731 and interest paid to service our debt of Ps.2,248.5 million.

Our cash and cash equivalents decreased by Ps.1,878.0 million in 2019, mainly due to Ps.11,834.9 million from financing activities, which were partially offset by net cash flows provided by operating activities of Ps.8,542.3 million.

Year Ended December 31, 2018

In 2018, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash provided by operating activities was Ps.8,988.7 million. The sum of changes in operating assets and liabilities were Ps.2,560.4 million in 2018, which was mainly due to cash flows of Ps.1,090.0 million increase in trade accounts receivable and a Ps.601.7 million used to increase our inventories, partially offset by a Ps.1,026.7 million increase in accounts payable and a Ps.333.1 million increase in other liabilities. In 2018, we also paid income taxes of Ps.1,669.7 million, resulting in net cash provided by operating activities of Ps.6,428.3 million.

Our net cash flow used in investing activities was Ps.6,497.7 million in 2018, mainly as a result of our acquisition of property, plant and equipment, advanced payments of property, plant and equipment, contributions to F.F.F.S.F.I., and intangible assets in the amount of Ps.5,256.4 million, Ps.1,143.3 million, Ps.71.2 million and Ps.34.6 million, respectively, during the year. This effect was partially offset by Ps.8.0 million in proceeds from the disposal of Property, plant and equipment. These investments mainly consisted in the expansion or L’Amalí Plant, as well as capital expenditures related to general maintenance, stripping costs. Among other investments, at the Catamarca Plant, we acquired a stone analyzer, and we replace a drill. At the Olavarría Plant, the expansion of the lime dispatch continued with the change of the bagging-palletizing line, increasing the capacity of bagging, palletizing and lime dispatch. Concrete mixer trucks were acquired, accompanying the growth of a greater demand for concrete. In the aggregate segment, a mobile crusher was purchased. In Yguazú Cementos, the expansion of the linear storage of raw material. Finally, Ferrosur Roca continued investing in the maintenance of its infrastructure network, as well as in locomotives and wagons.

Our net cash flow provided in financing activities was Ps.3,677.1 million in 2018, due amortizations of borrowings of Ps.4,484.5 million and interest paid to service our debt of Ps.1,421.8 million, the combined effects of which were partially offset by Ps.2,229.1 million in new borrowings acquired.

Our cash and cash equivalents decreased by Ps.3,746.6 million in 2018, mainly due to Ps.6,497.7 million and Ps.3,677.1 million in net cash flows used by investing activities and by financing activities, respectively, which were partially offset by net cash flows provided by operating activities of Ps.6,428.3 million.

Year Ended December 31, 2017

In 2017, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash provided by operating activities was Ps.8,931.7 million. The sum of changes in operating assets and liabilities were Ps.1,121.6 million in 2017, which was mainly due to cash flows of Ps.1,277.8 million increase in trade accounts receivable, partially offset by a Ps.607.8 million decrease of our inventories and a Ps.376.3 million decrease in salaries and social security payable. In 2017, we also paid income taxes of Ps.688 million, resulting in net cash provided by operating activities of Ps.7,810.0 million.

Our net cash flow used in investing activities was Ps.3,428.6 million in 2017, mainly as a result of our acquisition of property, plant and equipment, contributions to F.F.F.S.F.I., and intangible assets in the amount of Ps.3,409.9 million, Ps.70.0 million, and Ps.70.7 million, respectively, during the year. This effect was partially offset by Ps.38.3 million in proceeds from the disposal of Property, plant and equipment and Ps.83.7 million in interest received. These investments mainly consisted of the mounting of a dust filter in the Catamarca plant as well as capital expenditures related to general maintenance, stripping costs and our railroad operations.

Our net cash flow provided in financing activities was Ps.480.2 million in 2017, due to dividend payments of Ps.1,186.8 million, amortizations of borrowings of Ps.8,771.8 million and interest paid to service our debt of Ps.1,312.8 million, the combined effects of which were partially offset by Ps.7,378.6 million in new borrowings acquired and Ps.4,373.0 million proceeds from initial public offering, net of insurance costs.

Our cash and cash equivalents increased by Ps.4,861.6 million in 2017, mainly due to Ps.7,810.0 million and Ps.480.2 million in net cash flows provided by operating activities and by financing activities, respectively, which were partially offset by net cash flows used by investing activities of Ps.3,428.6 million.

Indebtedness and Financing Strategy

As of December 31, 2019, our total outstanding consolidated borrowings were Ps.12,226 million, consisting of Ps.5,537 million of short-term borrowings, including current portion of long-term borrowings (or 45% of our total borrowings) and Ps.6,689 million of long-term borrowings (or 55% of our total borrowings).

Our peso-denominated consolidated borrowings as of December 31, 2019 were Ps.3,196 million (or 26% of our total borrowings) and our foreign currency-denominated borrowings were Ps.9,030 million (or 74% of our total borrowings), of which Ps.5,274 million were denominated in U.S. dollars, Ps.3,016 million in Guaraní and Ps. 740 million in Euros.

As of December 31, 2019, Ps.7,771 million, or 64%, of our total consolidated borrowings accrued interest at floating rates, including Ps.4,575 million of foreign currency-denominated borrowings that accrued interest at rates based on Libor, and Ps.3,196 million of borrowings with other floating interest rate.

The following table sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2019:

	12.31.2019
	Company	Ref.	Interest rate	Maturity date	Amount
Borrowings in US Dollars
ICBC (Dubai)	Loma Negra C.I.A.S.A	(1)	3 Month-Libor+ 5.00%	Nov-20	1,573,154
ICBC (Dubai)	Loma Negra C.I.A.S.A	(2)	3 Month-Libor+ 5.50%	Jun-20	600,365
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Mar-21	156,446
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Apr-21	183,584
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	May-21	509,859
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Jun-21	122,546
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Jul-21	30,178
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Aug-21	640,230
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Sep-21	101,489
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Oct-21	207,364
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Nov-21	264,289
ICBC	Loma Negra C.I.A.S.A	(3)	6 Month-Libor+ 4.25%	Dic-21	185,775
Banco Patagonia	Loma Negra C.I.A.S.A	(5)	8.73%	Feb-20	72,441
Banco Patagonia	Loma Negra C.I.A.S.A	(5)	9.45%	Jan-20	18,922
HSBC Bank	Ferrosur Roca S.A.	(10)	9.11%	Aug-20	607,060

Borrowings in Euros
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	Apr-21	90,500
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	May-21	21,590
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	Jun-21	114,709
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	Jul-21	291,134
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	Aug-21	25,741
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	Sep-21	1,223
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(4)	4.00%	Oct-21	195,321

Total borrowings in US Dollars and Euros					6,013,920

Borrowings in Argentine Pesos and Guaranĺes
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	(12)	8.50%	Aug -25	1,946,234
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	(13)	9.00%	Aug -25	1,070,118
Banco Macro S.A.	Loma Negra C.I.A.S.A.	(7)	BADLAR + 8.00%	Mar-21	1,007,654
Overdraft	Loma Negra C.I.A.S.A.	(8)	52,62%	Ene-20	399,891
Overdraft	Ferrosur Roca S.A.	(11)	59,82%	Ene-20	1,788,025

Total borrowings in Argentine Pesos and Guaranĺes					6,211,922

Total					12,225,842

Our financing strategy is to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the net proceeds of long-term loans, in order to improve our strategic, financial and operational flexibility. As of December 31, 2019, the average maturity of our indebtedness was 1.5 years. Our financing strategy over the next several years principally involves minimizing the firm cost of capital, continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.

At the annual ordinary and extraordinary shareholders’ meeting held on April 16, 2020, our shareholders approved a global note program for the issuance of non-convertible negotiable obligations (obligaciones negociables) in an aggregate amount of up to US$150.0 million or its equivalent in other currencies (the “Note Program”), in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented, and Title II of the Rules of the CNV. In addition, within the Note Program, our shareholders approved the issuance of simple non-convertible negotiable obligations in an aggregate amount of up to US$50.0 million or its equivalent in other currencies, which may be issued in one, two or more series as determined by our Board of Directors. As of the date of this annual report, the Note Program has not been approved by the CNV and we had not issued any negotiable obligation under the Note Program.

Certain of the instruments governing our indebtedness require us to comply with financial and nonfinancial covenants. A breach of these financial covenants would constitute an event of default under the related financial agreements and could result in the acceleration of our obligations thereunder. As of the date of this annual report, we were in compliance with these financial and non-financial covenants. Many of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all our assets.

The following is a description of our material indebtedness as of the date of this annual report.

Loma Negra C.I.A.S.A.

Industrial and Commercial Bank of China

(1) In June 2016, we signed a new loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of US$ 50.0 million to be paid in five equal, half-yearly installments with a one-year grace period as from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBOR rate to be paid on a quarterly basis. This loan requires the Net debt/EBITDA ratio to be satisfied, which has been satisfied from execution of the loan until the date hereof. In May 2019, we extended the maturity date of such loan. As of December 31, 2019, the amount outstanding under this loan was Ps.1,573.2 million.

(2) In May 2017, we entered into a loan agreement with Industrial and Commercial Bank of China (Dubai) for Ps.1,003.1 million (US$ 65.0 million) payable into five quarterly, equal and consecutive installments, with the first falling due 365 days from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBOR rate to be paid on a quarterly basis. This loan demands satisfaction of the Net debt/EBITDA ratio, which has been satisfied from the start until the date of these financial statements. In May 2019, we extended the maturity dates of such loan. As of December 31, 2019, the amount outstanding under this loan was Ps.600.4 million.

(3) In 2019, we entered into a loan agreement for a total of US$ 40.9 million with Industrial and Commercial Bank of China Argentina S.A., with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 6-month LIBOR + 4.25% with interest falling due on a half-yearly basis. As of December 31, 2019, the amount outstanding under this loan was Ps.2,401.0 million.

Banco Itaú

(4) In March 2019, we entered into a loan agreement for EUR 10.9 million with Banco Itaú Unibanco S.A. Nassau Branch, with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 4% rate with interest falling due on a half-yearly basis. As of December 31, 2019, the amount outstanding under this loan was Ps.740.2 million.

Banco Patagonia

(5) In 2019, we entered into several US$-denominated agreements with Banco Patagonia; all of them were repaid in full in January and February 2020. As of December 31, 2019, the amount outstanding under such loans was Ps.91.3 million.

Banco de la Provincia de Buenos Aires

(6) In March and in June 2016, we entered into two loan agreements with Banco de la Provincia de Buenos Aires amounting to Ps.150.0 million each. These two agreements shall be repaid in twenty-five monthly, equal and consecutive installments, with the first falling due 12 months after disbursement and accruing a variable nominal interest rate on the basis of the BADLAR rate to be paid on a monthly basis. In addition, in the month of June 2018, we entered into another loan agreement with Banco de la Provincia de Buenos Aires for an amount of Ps.20.0 million, in the same conditions as the preceding loans. These agreements were repaid in full in 2019.

Banco Macro S.A.

(7) In December 2019, we entered into a new loan agreement with Banco Macro S.A. for the amount of Ps.1,000.0 million to be repaid 15 months after execution accruing a variable nominal interest rate based on the BADLAR rate payable on a monthly basis. As of December 31, 2019, the amount outstanding under this loan was Ps.1,007.7 million.

Ferrosur Roca S.A.:

Banco Latinoamericano de Comercio Exterior S.A.

(9) In August 2018, Ferrosur Roca S.A. was conferred a new loan of US$ 15.0 million by Banco Latinoamericano de Comercio Exterior S.A. “BLADEX” for a term of 365 days at a 3-month LIBOR interest rate + 1.95%, with interest falling due on a quarterly basis. This loan was repaid as of December 31, 2019.

HSBC Bank

(10) On August 12, 2019, Ferrosur Roca S.A. entered into a loan agreement for US$ 10.0 million with Banco HSBC for a term of 365 days at an 8.75% interest rate, with interest falling due on a quarterly basis. As of December 31, 2019, the amount outstanding under this loan was Ps. 607.1 million.

Yguazú Cementos S.A.:

Banco Continental S.A.E.C.A.:

(12) On August 8, 2017, Yguazú Cementos S.A. entered into a loan agreement with Banco Continental S.A.E.C.A. for 255,000,000,000 Guaraníes to be repaid in 8 years. The outstanding principal accrued interest at a fixed rate of 8.5% for the first year. After the first year, it was adjusted in line with an average rate published by Banco Central de Paraguay plus 0.32%. Under no circumstances shall the adjusted interest rate be smaller than the 8.5% rate initially agreed upon. Interest are paid on a half-yearly basis starting in February 2018. The principal is amortized in 15 half-yearly, equal and consecutive installments of 17,000,000,000 Guaraníes, with the first installment paid in August 2018. As of December 31, 2019, the amount still outstanding under this loan was Ps.1,946.2 million.

Sudameris Bank S.A.E.C.A.:

(13) On August 8, 2017, Yguazú Cementos S.A. entered into a loan agreement with Banco Continental S.A.E.C.A. for 168,000,000,000 Guaraníes to be repaid in 8 years. The outstanding principal accrues interest at a fixed rate of 9% for the first year. After the first year, it was adjusted in line with an average rate published by Banco Central de Paraguay for the month of August each year plus 0.82% per annum. Under no circumstances shall the adjusted interest rate be smaller than the 9% rate initially agreed upon. Interest shall be paid on a half-yearly basis starting in February 2018. The principal shall be amortized in 15 half-yearly, equal and consecutive instalments of 11,200,000,000 Guaraníes, with the first installment paid in August 2018. As of December 31, 2019, the amount still outstanding under this loan was Ps.1,070.1 million.

Both loans demand fulfillment of certain financial ratios (EBITDA/Interest, Liabilities / Net shareholders’ equity), which have complied as of the date hereof.

In addition, to secure payment, Yguazú Cementos S.A. raised in favor of two local banks, mortgages and pledges over their real property (Planta Villa Hayes and Cantera Itapucumí) and equipment for up to the total amount of 423,000,000,000 Guaraníes, equivalent to the amount of the two loans granted.

Banco Itaú de Paraguay

(14) In August 2018, Yguazú Cementos S.A. was granted two new loans for 11,500,000 Guaraníes each one with Banco Itaú de Paraguay for a term of thirty-six months at a fixed rate of 5.65% and 5.80%, respectively. These loans were repaid as of December 31, 2019.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

As of December 31, 2019, Loma Negra had 103 registered trademarks, two pending trademark application for renewal and one pending trademark applications with the Argentine National Intellectual Property Institute. In addition, Recycomb and Ferrosur Roca are owners of 2 trademarks each. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.

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

The disruptions caused by the COVID-19 had no impact on our financial performance for the period ended December 31, 2019, and they did not have a material impact on our operations during the months of January and February in 2020. However, as the global spread of the virus began to accelerate late in the first quarter of 2020, we began to experience an adverse impact to our financial results. We believe that we will continue to experience disruptions to our business due to the COVID-19 pandemic through the end of the second quarter and anticipate that the disruption caused by COVID-19 will likely extend into the second half of 2020. However, its trajectory remains highly uncertain and we cannot predict the duration and severity of the outbreak and its containment measures. Given the global macroeconomic situation as of the date of this annual report resulting from the spread of the COVID-19 and government measures to address it, while we cannot foresee the impacts on our markets for 2020, we generally expect an adverse impact on the demand environment as compared to 2019.

Due to a decision taken by the Argentine government, which have declared a state of national emergency, we have temporarily suspended our production and dispatch of cement, concrete and aggregates operations in Argentina until the conditions necessary to resume activities are in place. For more information, see “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

As of the date of this annual report, we cannot predict the extent of such impact, nor the trends involving the pandemic’s effects on economic activity and the cement industry.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions..

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Tabular Disclosure of Contractual Obligations

Contractual Commitments

The following table presents information relating to our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial borrowings(1)	12,225,842	5,536,841	6,169,025	519,976	—
Severance payment plans	121,151	69,663	48,754	2,677	58
Other long-term debts(2)	209,176	69,798	139,378	—	—
Total	12,556,169	5,676,302	6,357,157	522,653	58

(1)	Includes payments of principal only. “See – Note 26 of our audited consolidated statements for the year ended December 31, 2019 and 2018”.
(2)	Corresponds to internal information of the Company.

Selected Ratios

Comparative ratios as of and for the years ended December 31, 2019, 2018 and 2017:

	As of and for the Year Ended December 31,
	2019	2018	2017
Liquidity(1)	0.69	0.93	1.25
Solvency(2)	0.99	1.01	0.92
Non-current assets to total assets ratio(3)	0.81	0.72	0.66
Profitability(4)	0.15	0.13	0.38

(1)	Current assets / Current liabilities
(2)	Shareholder’s equity / Total liabilities
(3)	Non-current assets / Total assets
(4)	Net profit / Average shareholder’s equity

Supply Contracts

In 2007, we entered into a 15-year agreement with Siderar S.A.I.C., Argentina’s largest steel company, for the supply of ground granulated blast-furnace slag.

We purchase various sources of energy from several suppliers, traders and distributors of natural gas. These suppliers ensure that we have the necessary levels of energy to operate and give us flexibility to purchase additional energy, if needed. None of these purchase orders represents a material amount of our total energy supply. During 2019, due to a decreased in slag production, we imported an approximately 32,000 tons of slag.

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

The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2021. Our board of directors is presided over by the president of the board of directors and, in his absence, the vice president of the board of directors. The president of the board of directors, or the vice president in his absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be shareholders of our company.

Our board of directors is required to meet as often as required by the interests of our company and at least on a quarterly basis. The president or his alternate may, or at the request of any director shall, call for an extraordinary meeting of the board of directors at any time; provided that if such meeting is not called by the president or his alternate, it could be called by any other director. Decisions of our board of directors require a quorum of an absolute majority of members present physically or by any simultaneous electronic media including sounds and images, which permit to clearly determine the identity of the directors participating through electronic media in accordance with the applicable law, and any action may be taken by the affirmative vote of an absolute majority of those that are entitled to vote on such action. In the case of a tie, the vote of the president of the board of directors decides.

The following table lists the current members of our board of directors appointed by the ordinary and extraordinary shareholders meeting held on April 16, 2020:

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2019
Franklin Feder	69	President	No	2
Sergio Damián Faifman	45	Vice-President	No	8
Flávio Mendes Aidar	44	Director	No	1
Luiz Augusto Klecz	49	Director	No	1
Paulo Diniz	62	Director	No	3
Carlos Boero Hughes	54	Director	Yes	3
Diana Mondino	61	Director	Yes	3
Sergio Daniel Alonso	57	Director	Yes	3
Javier Graña	49	Director	Yes	1

Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.

Franklin Feder. Mr. Feder was appointed as President of the Board of InterCement Participações, its subsidiaries and InterCement Institute in December 2017. He is also Board member of other for-profit and non-profit organizations (i.e., Ethos Institute, Minerals Technologies, Inc., Paccar Inc., Companhia Brasileira de Alumínio, AES Tietê S.A., Prumo Logistica S.A., WRI Brasil e Sitawi-Finanças para o Bem). From 2005 to 2014 he served as President of Latin America & Caribbean at Alcoa. Prior to that, he was partner at Booz Allen Hamilton. Mr. Feder received a bachelor’s degree in Business Administration in 1972 at FGV - Escola de Administração de Empresas de São Paulo and an MBA at IMD Business School in 1977.

Sergio Damián Faifman. Mr. Faifman was appointed as a member of our Board of Directors in August 2012. He also acts as Vice-President of our Board of Directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of InterCement Participações S.A. and Yguazú Cementos. In May 2019, Mr. Faifman was appointed Vicepresident of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002.

Flávio Mendes Aidar. Mr. Aidar was appointed as a member of our Board of Directors in April 2019. He was graduated in Business Administration from the School of Business Administration of Fundação Getúlio Vargas de São Paulo Brazil, in 1997. He is currently CEO of InterCement since March 2019. He is member of the Board of Directors of CCR SA since April 2018. He was a Member of the Advisory Board of Mover S.A. between June 2017 and March 2019. Between June 2017 and April 2010 and between 2005 and 2000 he held different positions in Brazil and New York at Goldman Sachs Bank where his last function was managing director of the investment bank and member of the management committee of Goldman Sachs Brazil. Between 2005 and 2010, he worked for Citigroup Global Markets as vice president of the investment bank for Latin America.

Paulo Diniz. Mr. Diniz was appointed as a member of our Board of Directors in July 2017. Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. and InterCement Brasil since 2015 and he is also member of the Board of Directors of Cimpor-Cimentos de Portugal SGPS, S.A. (now InterCement Portugal, S.A.) and member of its Executive Committee. Mr. Diniz has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan Limited, F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Universidade de São Paulo Politecnica and a master’s degree in Business Administration from IMD in Switzerland. Mr. Diniz also holds a postgraduate degree in human resources from INSEAD in France.

Luiz Augusto Klecz. Mr. Klecz hold a position as director of the Company between 2017 and 2018. He was appointed again as a member of our Board of Directors in April 2019. Mr. Klecz was also a member of our board from 2006 to 2008 and Director of InterCement Austria Holding GmbH from 2013 to 2015. He has been Head of the Legal Department of InterCement Brasil since 2002, and between 2005 and 2008, he was also Legal Director of Loma Negra C.I.A.S.A. and its subsidiaries. Since 2011, he is the General Counsel of the InterCement group. Mr. Klecz received a bachelor’s degree in Law from Universidade de São Paulo, Brazil, in 1993. He also completed an MBA program that began at Universidad de CEMA in Buenos Aires and concluded in Insper in São Paulo in 2009.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our Board of Directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of Adeco Agropecuaria in Argentina, Brazil and Uruguay since 2008. From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Católica de Argentina in 2001 and has also completed an Executive Program at INSEAD, France, in 2007.

Diana Mondino. Ms. Mondino was appointed as a member of our Board of Directors in July 2017. She is also Dean of Institutional Relations at Universidad del CEMA since 2006. Ms. Mondino has served as director of Banco Roela since 2014. From September 2015 to May 2017 she served as independent director and member of the Audit Committee of Grupo Supervielle. From 2009 to 2011 she served as an independent advisor to a Director of Banco de Córdoba. From 2006 to 2011, and from 2017 to 2019, she also served as an independent director of Pampa Energĺa. Ms. Mondino was Latin America Region Head

for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires. Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina. She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso. Mr. Alonso was appointed as a member of our Board of Directors in July 2017. Mr. Alonso is member of the Board of Arcos Dorados since 2008. He has also served as executive director (CEO) of Arcos Dorados from 2015 to 2015. From 2008 to 2015, he served as COO of Arcos Dorados and as CEO of McDonald’s of Brazil from 2003 to 2008. He also served as managing partner of Aroma from 1999 to 2003. Mr. Alonso served as General Manager of business subsidiaries and as director of commercial operations of CIADEA and RENAULT from 1996 to 1999. He served as Vice-President of Operations, Manager of Operations, Director and member of the Finance Committee, Accounting Manager and Accounting Director of Arcos Dorados- McDonald’s from 1989 to 1996. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires in Argentina.

Javier Graña. Mr. Graña was appointed as a member of our Board of Directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Católica Argentina, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) and an MBA from Harvard Business School. Since 2013 to the beginning of 2019 Mr. Graña was Managing Director and Head of Investment Banking for LatAm Ex-Brazil of Itaú BBA, subsidiary of Itaú Unibanco in Buenos Aires. Since 1999 to 2013, Mr. Graña worked in Morgan Stanley & Co. in New York as Managing Director of the Mergers & Acquisitions Department (from 1999 to 2011), and then as Managing Director and responsible for Latin America Mergers & Acquisitions Department. Previously, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell in Buenos Aires, and earlier, he was analyst of the capital markets division of Banco Rio de la Plata S.A.

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

Marcos Isabelino Gradin. Mr. Gradin has acted as our Chief Financial Officer since September 2015. In addition, Mr. Gradin also currently serves on the boards of directors of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998, having occupied several executive positions within our group, including Financial Manager from June 2006 until January 2013 and Chief of Financial Operations from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Corporate Finance from Universidad del CEMA in 2000.

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

Gerardo Oscar Diez. Mr. Diez has acted as our Commercial and Concrete director since January 2016. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves on the boards of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Diez joined the company in May 1992 and, since then, has held a number of positions, including member of our board of directors from September 2012 to July 2017 and Superintendent of Concrete and Aggregates Finance Manager and Supply Chain Manager, having accumulated more than 25 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1991 and an MBA from Universidad Austral in 2000.

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

Lucrecia Loureiro. Ms. Loureiro was appointed as the Legal Affairs Manager in July 2017 as well as Ethics and Compliance Officer in September 2018. Ms. Loureiro has wide-ranging experience in capital markets, corporate, labor, financial and commercial matters as well as active participation in international investment projects. She is in charge of the Compliance Program of the company in Argentina and Paraguay. She acted as our Legal Department Leader between October 2014 and June 2017 and our Legal Department Coordinator between January 2013 and September 2014. Ms. Loureiro is also responsible for the legal and compliance matters of Yguazú Cementos and Ferrosur Roca and she is currently serving as alternate Director of Ferrosur Roca. In addition, September in 2018 she was appointed as Compliance Officer of our Company in charge of compliance matters as well as developing and monitoring the local compliance program in Argentina and Paraguay Ms. Loureiro received a Law Degree from the University of Buenos Aires in 2005. Furthermore, she completed graduate coursework in a master’s program in Economic Business Law at Pontificia Universidad Católica Argentina (UCA) between 2008 and 2009 and she participated on the International Exchange Program in Tilburg University of Netherlands in 2009. During 2012 and

2013 she participated in the Program for the Development of Organizational Skills of UCEMA University. In 2014 she participated in the Leadership Challenges Program of Universidad de San Andres and a Compliance for Directors course at IAE Business School. In 2016 she obtained a Certificate of Ethics and Compliance of UCEMA University.

B.	Compensation

Executive Officers

Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps.197 million in 2019 and Ps.121 million in 2018.

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

During the annual ordinary shareholders’ meeting held on April 16, 2020, the shareholders approved total directors’ compensation of Ps.71.3 million and total fees for the members of our supervisory committee of Ps.2.3 million, for services rendered during 2019.

During the annual ordinary shareholders’ meeting held on April 25, 2019, the shareholders approved total directors’ compensation of Ps.30.2 million (nominal values) and total fees for the members of our supervisory committee of Ps.1.3 million (nominal values), for services rendered during 2018.

During the annual ordinary shareholders’ meeting held on April 25, 2018, the shareholders approved total directors’ compensation of Ps.33.4 million (nominal values) and total fees for the members of our supervisory committee of Ps.1.0 million (nominal values), for services rendered during 2017.

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

Awards. Awards consist of the granting of phantom stock rights, which consist in rights to future cash-based awards, based on the valuation of lots of common shares from a predetermined price, or exercise price, and for a certain period, or option term. The exercise of the options provide its beneficiaries the possibility of obtaining an economic benefit calculated by reference to the increase in the value of the phantom stock rights between the date of granting of each plan to the date of exercise of the option.

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

Option term. The incentive program has an option term of ten years, commencing from the granting of awards. The term of the award represents the maximum term in which the participant must exercise the right. After this period, the phantom stock rights not exercised will become null and void.

As of the date of this report, we granted to certain of our directors and executive officers the amount of 215,307 phantom stock rights for the 2017 plan duly approved in 2018, 100,369 phantom stock rights for the 2018 plan approved in 2019 and 451,299 phatom stock rights for the 2019 plan approved in 2020..

The phantom stock rights will mature one-third each year on the second, third and fourth anniversary of the award. All of the beneficiaries have accepted the phantom stock rights granted to them. The number of phantom stock rights granted pursuant to the 2018 plan was calculated on the basis of a ADS price of US$19.0. The number of phantom stock rights granted pursuant to the 2019 plan was calculated on the basis of a ADS price of US$8.5. The number of phantom stock rights granted pursuant to the 2019 plan was calculated on the basis of a ADS price of US$5.8.

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

Committees of the Board of Directors

Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.

Audit Committee

Our Audit Committee is composed of three principal members and one alternate member, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 16, 2020, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	54	2020	Independent
Diana Mondino	Permanent	61	2020	Independent
Sergio Daniel Alonso	Permanent	57	2020	Independent
Javier Graña	Alternate	49	2020	Independent

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

Disclosure Policy Committee

In January 2018, our board of directors created the Disclosure Policy Committee to manage compliance with ongoing disclosure rules and regulations promulgated by the SEC under the U.S. Sarbanes-Oxley Act of 2002 and Regulation FD promulgated by the SEC under the Securities Exchange Act of 1934. The committee is composed of five members: Chief Executive Officer, Chief Financial Officer, Legal Affairs Manager, Corporate Communications Manager and Investor Relations Manager. The committee monitors compliance with regulations and our disclosure policy and advises the company on communications with external and internal audiences. Its main purpose is to obtain input from the company’s spokespersons on disclosure issues and to assure agreement on management’s messages and policies. This committee meets quarterly in advance of each earnings announcement or whenever there are issues that require consideration.

Securities Operations Approval Committee

Our Insider Trading Policy Committee establishes the policies and procedures that govern trading by our personnel of company securities and securities of any other company about which such personnel learns material, non-public information in the course of performing his or her duties for the company. All directors, officers and other employees of the company, supervisory board members, controlling shareholders and their representatives and/or employees, and any other person designated by the Securities Compliance Officer, are subject to the prohibitions set forth in the Insider Trading Policy.

Pursuant to this policy certain of our officers and employees as well as any person specially designated by the Securities Compliance Officer must inform and request for approval to the Securities Operations Approval Committee of any operation that they intend to carry out with our securities.

The committee comprises the Chief Financial Officer, the Commercial and Concrete Director; and the Legal Affairs Manager.

Ethics and Compliance Committee

The Ethics and Compliance Committee, consisting of members of the Board of Directors, at least one of them being an independent director, and members of our management, is responsible, jointly with the Ethics and Compliance Officer, for administering the Code of Business Conduct, designing and approving the Compliance Program and investigating any infringement of the code and of applicable laws and regulations.

The Ethics and Compliance Committee comprises Flávio Aidar, Sergio D. Faifman, Luiz A. Klecz, and Sergio D. Alonso.

People and Governance Committee

This committee was created by our Board of Directors on May 9, 2019 and is composed by members of the Board of Directors, at least one of them being an independent director. The People and Governance Committee is currently chaired by an independent director of Loma Negra. The committee’s primary responsibilities are: (i) defining our governance model ( reviewing bylaws, regulations, internal policies, committees, structure and organization); (ii) evaluating and proposing of the members of the Board of Directors; (iii) designing human resources guidelines and processes; (iv) evaluating of the remuneration of leadership positions and directors; and (v) developing succession plans for leadership positions and directors.

Results, Finance and Strategy Committee

This committee was created by our board of directors on May 9, 2019 and is composed by members of the board of directors, at least one of them being an independent director. The Results, Finance and Strategy Committee’s primary responsibilities are: (i) defining the company’s goals; (ii) reviewing the budget and monitoring results and cash flow; (iii) reviewing our results disclosure policy; (iv) supporting the management of our business; (v) discussing financial planning; (vi) management of opportunities in current businesses; (vii) capital expenditures management and planning; and (viii) analysis of new business opportunities and projects.

Risk and Reputation Committee.

This committee was created by our board of directors on May 9, 2019 and is composed by members of the board of directors, at least one of them being an independent director. The Risk and Reputation Committee’s primary responsibilities are: (i) monitoring corporate image management; (ii) reviewing integrated risk map; (iii) designing crisis contingency plan; and (iv) overseeing community relations and donations.

D.	Employees

As of December 31, 2019 we had a total of 2,844 and 134 employees on our Argentine and Paraguayan operations, respectively. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years, we have not had a particular strike affecting all our operations, and we have lost an average of only 4.1 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Location	2019	2018	2017
Argentina:
Cement	1,375	1,517	1,525
Concrete	156	386	360
Aggregates	61	73	70
Railroad	1,221	1,232	1,239
Others	31	32	32
Paraguay:
Yguazú	134	125	118

Total	2,978	3,365	3,344

E.	Share Ownership

None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 16, 2020, by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our directors, director nominees and executive officers individually owning more than 1% or more of our ordinary shares; and

•	all of our directors, director nominees and executive officers as a group.

The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 16, 2020, through the exercise of any option or warrant. The amounts and percentages are based upon 596,026,490 ordinary shares outstanding as of the date of this annual report.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their shares, including shares in the form of ADSs. See “Item 10.B Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Bylaws—Voting Rights”. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

As of our 2020 Annual General Meeting´s Record Date (i.e. March 16, 2020), we had 54,815,718 ADS holders of record, holding ADSs, representing 274,078,590 ordinary shares, or approximately 45,9843% of our outstanding capital stock as of such date.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Intercement Trading e Inversiones, S.A	304,233,740	51.04
The Capital Group Companies Inc.(2)	97,481,820	16.355
Directors and Executive Officers as a Group	*	*

(1)

Based on a Schedule 13G filed on February 14, 2020. InterCement Portugal S.A. owns and controls 100% of InterCement Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 94.63% of InterCement Portugal S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A. Each of the above mentioned entities are deemed to have shared voting and dispositive power over the 304,233,740 ordinary shares held of record by InterCement Trading e Inversiones S.A.

(2)

Based on a public filing with the Bolsa de Comercio de Buenos Aires on April 20, 2020. The Capital Group Companies Inc. indirectly controls the following participants which directly hold ordinary shares of company: Capital Research and Management Company holds 80,597,495 ordinary shares; Capital International Inc. holds 15,675,280 ordinary shares; Capital International Sàrl holds 1,209,045 ordinary shares.

*	Individually each owning less than 1% of our outstanding ordinary shares.

Other than Intercement Trading e Inversiones, S.A. and The Capital Group Companies, Inc., we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.

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

During the year prior to our initial public offering, there was no change in the percentage of ownership of our ordinary shares by our controlling shareholder, InterCement Participações S.A. However, as a result of the corporate reorganization of Caue Austria Holding GmbH, the sole shareholder of Loma Negra Holding GmbH and controlling shareholder of InterCement Brasil, on August 26, 2017, Loma Negra Holding GmbH became the beneficial owner of 562,883,740 of our ordinary shares, representing 99.44% of our share capital.

On October 22, 2018 Loma Negra Holding notified to Caja de Valores of the transfer of all of its ownership in the company (i.e. 304,233,740 ordinary shares) to Caue Austria Holding GmbH, its parent company.

On January 21, 2020 Caue Austria Holding GmbH notified to Caja de Valores of the transfer of all of its ownership in the company (i.e. 304,233,740 ordinary shares) to Intercement Trading e Inversiones, S.A., its direct parent company. As of the date of this annual report, InterCement Trading e Inversiones S.A. holds 304,233,740 ordinary shares, representing 51.04% of our share capital.

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

Clinker, Petcoke and Steam Coal Purchases

From time to time, we enter into agreements for the purchase of clinker, petcoke and steam coal through Cimpor Trading e Inversiones S.A., a trading company of the InterCement Group, and InterCement Brasil. As of December 31, 2019.

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

Cost Plus Offer Letter of InterCement Trading e Inversiones, S.A., InterCement Brasil S.A. and InterCement Participacoes S.A.

On August 15, 2018, June 25, 2019 and August 16, 2019 we accepted the offers from InterCement Trading e Inversiones, S.A. (formerly Cimpor Trading e Inversiones, S.A.), InterCement Brasil S.A. and InterCement Participacoes S.A., respectively, regarding the outsourcing services to be received during the execution of the L’Amalí Line 2 Project. Such services include, but are not be limited to, consulting, training, technical assistance and engineering of the Project (the “Services”). The fees for the Services represent (i) the Net Costs (meaning all costs which the service providers incur in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreements with InterCement Trading e Inversiones, S.A. and InterCement Brasil S.A. is 44 months starting on January 1, 2018, automatically renewable for successive three months periods unless either party provides written notice of termination. The term of InterCement Participacoes S.A.’s agreement is 14 months starting on May 2, 2019, automatically renewable for successive three months periods unless either party provides written notice of termination.

Offer Letter Services from Loma Negra to InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A.) and to Cimpor Trading Inversiones, S.A.

On July 31, 2018 and August 13, 2018, InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A.) and Cimpor Trading Inversiones, S.A, respectively, accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services include, but are not be limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers and technicians and prospecting of new international business (due diligences). The fees for the Services represents (i) the Net Costs (meaning all costs in which we incur in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement is three years starting August 2017, automatically renewable for successive one-year periods unless either party provides written notice of termination at least three month in advance.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019 included in this annual report.

Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2019, such claims involved a total amount in controversy of approximately Ps. 449 million, of which Ps. 165.7 million corresponded to probable claims, Ps. 116.4 million to possible claims, including mainly Ps. 60.2 million related to tax contingencies, Ps. 15.7 million in civil claims and Ps. 40.4 million in labor contingencies. The remaining Ps. 147.2 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2019, we had established a provision in the amount of Ps. 165.7 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2019, we also made judicial deposits in the amount of Ps. 2.4 million, related to these proceedings.

As of December 31, 2019, there were no other material contingencies that could negatively impact our financial results.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2019
	Number of proceedings	Total Claims	Total Provisions
	(in millions of Ps.)
Labor and Social Security Proceedings	162	169	87
Civil and other proceedings	262	280	79

Total	424	449	166

Damnificados Financieros Asociación Civil’s Class Action

In February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps.200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017, we appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017 we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). In 2019, the Court order to publish notice of the class action in the media. Based on our Argentine litigation counsel’s opinion, we believe that the chances of success of the claim against us are remote.

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

CNDC Market Investigation (C. 1476). In 2013, the CNDC initiated administrative investigations related to the price of cement. To this end, the CNDC requested information from all cement companies involved in the 1999 investigation. In June 2014, the CNDC removed Loma Negra as a party to the investigative proceeding and confirmed that it is a market investigation where the cement companies do not have access to the file. As of the date of this annual report, the case is still under analysis by the CNDC.

CNDC Market Investigation (C. 1491). In 2014, the CNDC initiated a market investigation that involved all construction materials companies. However, no particular company has been charged or is subject to investigation for anti-competitive behavior. In March and June 2014, Loma Negra submitted all the information requested by the Antitrust Commission. As of the date of this annual report, the case is still under analysis by the CNDC.

CNDC Investigation—Abuse of Dominant Position (C. 1488). In 2014 the Association of Small- and Micro-Enterprises (Asociación de Pequeñas y Micro Empresas) filed a claim against cement, steel and aluminum companies (including Loma Negra) for alleged abuse of dominant market position and artificial increases in product prices. In March 2016, Loma Negra filed an answer against the complaint and denied all claims, which was rejected by the CNDC on August 25, 2017. On September 8, 2017, we filed a motion for reconsideration against this administrative decision. On February 18, 2020 we were notified of the Resolution of the Secretariat of Commerce that ordered the ending of the investigation after the opinion of the CNDC that found that no anticompetitive practices took place. Claimant may file an appeal to this resolution until March 16, 2020. On March 16, 2020, CNDC established the suspension of the procedural deadlines for the pending proceedings until the lockdown ends, due to the outbreak of the coronavirus pandemic.

CNDC Investigation—Competitive Conditions in Cement Market (IM 6). On August 10, 2017, we were notified of a new administrative investigation initiated by the CNDC regarding competitive conditions in the cement market in Argentina. None of the cement companies has been accused or is subject to investigation for anticompetitive practices under this proceeding. On April 26, 2018 the CNDC notified that the purpose of the investigation was to analyze the market conditions of the cement industry in order to make recommendations. The CNDC has requested us to file several information and documentation related to products that we commercialized: the last request for information received by us was June 7, 2019. We filed the requested information on June 14, 2019. As of the date of this annual report, the case remains under analysis by the CNDC.

Securities Complaints Commenced Against Loma Negra under US Jurisdiction

In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO, and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now Intercement Trading e Inversiones, S.A.) are named as defendants in both actions. A lawsuit does not become a class action unless and until the court enters an order certifying that the case satisfies certain criteria. As of the date of this annual report none of the complaints have been certified as class actions.

State Class Action

On June 21, 2018, plaintiff Dan Kohl filed a complaint in the Supreme Court of the State of New York, New York County, pursuant to Sections 11 and 15 of the Securities Act of 1933. The complaint also asserts claims against the underwriters of our IPO. The complaint alleges that our offering materials failed to disclose material facts and risks concerning our prospects for future growth. As a result of such alleged omissions, the plaintiff asserts that the price of our ADSs was artificially inflated. On March 13, 2019, we filed a motion to dismiss the complaint. On May 10, 2019 the plaintiff filed an opposition to our motion to dismiss. On June 12, 2019 we filed our reply to plaintiff’s opposition to our motion to dismiss. On October 3, 2019 an oral argument on the motion to dismiss scheduled by the Court was held. As of the date of this report, we are waiting for the Court’s decision on our motion to dismiss.

Federal Class Action

On December 5, 2018, plaintiff, Eugenio Carmona filed a complaint in the United States District Court for the Southern District of New York, pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Like the New York State Court complaint discussed above, plaintiff also alleged that our offering materials failed to disclose material facts and risks concerning our prospects for future growth and that the price of our ADSs was artificially inflated. On February 25, 2019, the court appointed Sandor Karolyi as the lead plaintiff in the federal action.

On April 26, 2019, the plaintiffs filed an amended class action complaint in the federal action. The amended complaint contains new factual allegations, as well as two new causes of action pursuant to Sections 10(b) and 20 of the Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The plaintiffs brought these Exchange Act claims against Loma Negra and two of our board members, on behalf of purchasers who bought Loma Negra shares on the open market from November 2, 2017 to May 23, 2018. The new Exchange Act claims allege that our offering materials, and certain public filings and statements contain material misstatements and omissions concerning our prospects for future growth. On September 19, 2019 we filed a motion to dismiss the amended complaint. On November 1, 2019 plaintiffs filed their opposition to our motion to dismiss and on December 6, 2019 we filed a reply to their opposition. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss. The order dismissing the complaint remains subject to appeal.

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

Under the Argentine General Companies Law, our bylaws and our Dividend Policy, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results of prior years, until our legal reserve equals 20% of our then outstanding aggregate share capital. The legal reserve is not available for distribution to the shareholders. References to our bylaws are to our bylaws as adopted by our Shareholders Meeting held on April 16, 2020. Additionally, our annual net profit must be allocated in the following order:

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

According to our Dividend Policy the recommendation of our board of directors for the payment of dividends and its amount will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time. The amount of future dividends or interest attributable to shareholders’ equity we may pay is subject to Argentine corporate law and will be determined by our shareholders at the shareholders’ meetings as described above.

Our bylaws and Dividend Policy do not provide for specific amounts to be distributed, but refer to the distribution of the remainder of net profit after legal and statutory reserves are established.

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

Facultative Reserve: we may reserve a portion of our net profit for future planned capital expenditures and other investments. Based on current regulations in Argentina, the shareholders’ meeting must allocate 100% of the company’s net profit. Accordingly, given our current investment plan in property, plant and equipment related to the expansion of our L’Amali plant (See “Item 5.B Capital Expenditure”), our shareholders decided on the annual shareholders’ meeting held on April 16, 2020 not to distribute dividends and to allocate the remaining balance of the net profit of the company for the fiscal year ending on December 31, 2019 after funding the legal reserve in accordance with Argentine law, that is, Ps.3,711.5 million, to increase the facultative reserve.

Reserve for cumulative translation differences: we are required to allocate a reserve as a result of the conversion of the financial statements of our subsidiary, Yguazú Cementos S.A., whose functional currency is the Guaraní.

The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2019	2018	2017
	(in millions of Ps.)
Legal reserve	578.2	159.9	158.7
Environmental reserve	5.5	5.5	5.5
Future dividends reserve	46.3	46.3	46.3
Facultative reserve	11,243.5	3,296.2	—
Exchange differences on translating foreign operations	330.2	422.2	52.2
Total reserves	12,203.7	3,930.1	262.7

Payment of Dividends

Interest Attributable to Shareholders’ Equity

The following table sets forth our interest attributable to shareholders’ equity:

	For the year ended December 31,
	2019	2018	2017
	(in millions of Ps.)
Attributable to owners	27,096.9	23,349.7	20,210.8
Non-controlling interests	2,230.7	2,114.5	1,527.2

Total interest attributable to shareholders’ equity	29,327.6	25,464.2	21,738.0

Form of Payment

In general, Argentine foreign exchange regulations grant access to the MULC (single and free foreign exchange market) for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs, provided that the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. See “Item 10. Additional Information - D. Exchange Controls - Foreign indebtedness information regime”.

The ordinary shares underlying the ADSs are held in Argentina by Caja de Valores, acting as the custodian agent for the ADS depositary. The ADS depositary is the registered owner on record of our ordinary shares represented by ADSs and acts as the registrar of our ADSs. We inform the Argentine Central Bank the amount of our ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the MULC (single and free foreign exchange market) to pay dividends with respect to our ordinary shares and ordinary shares represented by ADSs, subject to certain structural restrictions as described further in “Item 3. Key Information—Risk Factors—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.” Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares.

Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency to the extent permitted by applicable law. The ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary’s fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso.

History of Payment of Dividends

The annual shareholders’ meeting held on March 23, 2017, approved the distribution of cash dividends in an aggregate amount of Ps.444.7 million (nominal value) and the increase in the reserve for future dividends of Ps.15.5 million (nominal value) with respect to our results for the year ended December 31, 2016. On May 17, 2017, our board of directors approved the payment of this distribution of cash dividends.

The annual shareholders’ meeting held on April 25, 2018, approved the allocation of the earnings for the year ended December 31, 2017 for the amount of Ps.1,590.2 million (nominal value) in the facultative reserve considering the current investment plan in property, plant and equipment.

The annual shareholders’ meeting held on April 25, 2019, approved the allocation of the retained earnings for the year ended December 31, 2018 for the amount of Ps.5,166.2 million (nominal value) in the facultative reserve considering the current investment plan in property, plant and equipment.

The annual shareholders’ meeting held on April 16, 2020, approved the allocation of the retained earnings for the year ended December 31, 2019 for the amount of Ps.127.7 million in the legal reserve and Ps.3,711.5 million in the facultative reserve considering the current investment plan in property, plant and equipment.

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

The COVID-19 pandemic has impacted and will likely continue to impact our operations and have a material effect on our financial condition

In compliance with the Decree No. 297/2020 issued by the Argentine government on March 19, 2020, which provided for social, preventive and mandatory isolation, in the context of the COVID-19 pandemic, we undertook the following measures: (i) suspension of production and dispatch of cement, concrete and aggregates until the lockdown ends, (ii) temporary suspension of the construction of the second line of L’Amalí plant in Olavarría, Province of Buenos Aires, Argentina, (iii) home-office for all of our administrative staff. In addition, we have developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•

Creation of an executive committee ad-hoc to address the challenges of COVID-19 and to manage and deploy our actions in response to the COVID-19 pandemic, which is closely monitoring the outbreak and ensuring that the company complies with guidance from the government.

•	Suspension or postponement of national and international business trips; and

•

Definition of staggered home office rotation for all employees as of March 17, 2020. The measure aims to safeguard our employees, reducing the number of people in the same workspace and the exposure to public spaces, such as buses, subways and elevators, to mitigate the risks of virus transmission.

This situation is already causing a decline on the demand of our products. Over time, these measures may also have a negative impact on our activities including our revenue, supply and profitability but also on the recoverability of our receivables and long-lived assets. In light of the current situation and in addition to the measures above mentioned, we have initiated proactive cost management strategies and an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, tightening our fixed cost structure, including labor costs, and reformulating our priorities regarding maintenance capital expenditure needs.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease, including the COVID-19, or other adverse public health development in any of our markets will have a material and adverse effect on our business operations and financial condition. We also expect to be affected by a decline in the demand of our products in 2020, or the need to further implement additional policies limiting our production or limiting the efficiency and effectiveness of our operations, including home office policies for a prolonged period of time. See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and “Item 3.D Risk Factors—Risks Relating to Our Industry and Business—Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

The fundamentals of the company remain strong. We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. Although we believe that we have adequate sources of liquidity (see Note 25 to our audited consolidated financial statements), if we experience a significant reduction in revenues, we would have additional alternatives to maintain liquidity, including capital expenditure reductions, adjustments to our capital allocation policy and cost reductions.

We implemented an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, deferring payments to suppliers and taxes; tightening our fixed cost structure, including labor cost reductions; and reformulating our priorities regarding maintenance capital expenditure needs. As of the date of this annual some of our production facilities have resumed operational activity.

The negative impact of the outbreak and spread of COVID-19 and the measures taken by the government after December 31, 2019 on our operations, may result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

As a result of the Mandatory Isolation Regimen and in response to the COVID-19 pandemic, the Argentine government has taken the following additional measures as of the date of this annual report:

Supply Act

In order to guarantee the regular supply of essential products, the Federal Government issued certain measures involving the enforcement of the Supply Act (Law No. 20,680), as follows:

•

The enforcement of the Supply Act to the sanitizing gel, reverting its prices to the values of February 15, 2020, and requesting that companies included in the production, distribution and commercialization chain of sanitizing gel and the materials necessary to produce it increase their production to their full capacity, and to weekly inform their sale prices for a 90-day period (Resolution No. 86/2020 of the Secretariat of Local Commerce, Sections 1-4).

•

Empowered the Ministry of Health together with the Ministry of Productive Development to set maximum prices for sanitizing gel, sanitizing masks and other critical materials and to adopt the necessary measures to prevent their shortage (Decree No. 260/2020, Section 2).

•

Suspended the exclusion of micro, small and medium companies (MIPyMES, after its acronym in Spanish) from the scope of the Supply Act while the coronavirus sanitary emergency lasts (Decree No. 287/2020, Section 2). Therefore, such companies now could also be subject to its provisions.

•	Announced the enforcement of the Supply Act upon anyone who “puts at risk the general well-being of the Argentine people” (Resolution No. 98/2020 of the Secretariat of Local Commerce, Section 8).

•

Obliged those who participate in the production, distribution and commercialization chain of certain products, for a 30-day period (renewable if necessary), to (i) sell them to their maximum prices as of March

6, 2020; and (ii) increase production to their full capacity and provide the proper measures to guarantee their transport and supply (Resolution No. 100/2020 of the Secretariat of Local Commerce, Section 1-4).

•

Created (i) an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province (which will be available on the website https://preciosmaximos.produccion.gob.ar); and (ii) a public and free mechanism that allows the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices under Resolution N° 100/2020 (Disposition 3/2020 of the Sub secretariat of Measures for the Defense of Consumers, Sections 1-3).

The price of the products aforementioned must be published at the points of sale through listings. The lists will be considered sworn statements and their misrepresentation or adulteration may be sanctioned under the Supply Law and/or criminal regulations.

On April 4, 2020, in order to intensify the control of maximum prices set by Resolution 100/2020 of the Secretariat of Domestic Trade, the Argentine Government issued Decree 351/2020, which authorized the intervention of local authorities and set the rules to coordinate their activity. For such purpose, Decree 351/2020:

•

Called on municipal mayors to control, jointly with the Argentine Government, compliance with the maximum prices in the cases regulated under Section 15 of the Supply Act (infractions that may affect commerce across jurisdictions) (Section 2).

•

Provided that municipal authorities must enforce control proceedings following the rules set under Section 10 of the Supply Act, and that they may order actions under its Section 12 (e.g., assistance of public force, intervention of goods, closure of businesses), but that they will not decide on the infractions (Section 3).

•

Provided that the Secretariat of Domestic Trade will decide on the infractions verified by municipal authorities, regulate the mechanism by means of which the municipal authorities will deliver those administrative proceedings and provide them with the necessary technical assistance (Sections 2 and 5).

•

Called on Provincial Governors and the Chief of Government of the City of Buenos Aires to control and decide on maximum prices compliance in cases regulated under Section 3 of the Supply Act (infractions to regulations issued by provincial authorities under the Supply Act) and 18 (infractions occurred within the provincial territory that only affect local commerce) (Section 4).

Ordered that the provincial authorities must coordinate with the municipal authorities controls measures in accordance with the applicable provincial and municipal regulations (Section 4).

Remote work

COVID-19 pandemic pressured most companies which were not excluded from the Argentine Isolation Regime to implement measures to guarantee remote work for their employees. Consequently, several liabilities such as cybersecurity, privacy policies, adequate computing devices and professional use of personal computing devices must be implemented by such companies. These issues posed new challenges for Argentine companies with respect to data privacy and data protection.

Measures affecting the Public Administration

On March 14, 2020, Resolution No. 568/2020 of the Ministry of Health was published in the Official Gazette, establishing that public administration agencies must comply with the measures and recommendations established during the National Health Emergency.

After the Argentine Supreme Court (Corte Suprema de Justicia Nacional – “CSJN”) determined on March 16, 2020, by means of Agreement No. 4/2020, the suspension of judicial terms, other public offices followed the same criteria, including the Public Registry of the City of Buenos Aires (Inspección General de Justicia – “IGJ”) by means of Resolution No. 10/2020, the Argentine Tax Authority (“Administración Federal de Ingresos Públicos – AFIP”) –as explained below-, the National Institute of Industrial Property (Instituto Nacional de Propiedad Industrial – “INPI”) by means of RESOL-2020-16-APN-INPI#MDP, among others. On March 20, 2020, by means of Agreement No. 6/2020, the CSJN (in addition to what it had resolved by Agreement No. 4/2020) resolved an extraordinary court recess for national and federal courts alike, until March 31, 2020. The term suspensions established by Agreement No. 4/2020, were extended until April 26, 2020 by means of Agreement No. 6/2020, Agreement No. 8/2020 and Agreement No. 10/2020 of the CSJN.

The IGJ and INPI renewed the term suspensions established by Resolution No. 10/2020 and RESOL-2020-16-APN-INPI#MDP were extended until April 26, 2020 by means of Resolution No. 15/2020 and RESOL-2020-34-APN-INPI#MDP, respectively, published in the Official Gazette on April 12, 2020.

On April 18, 2020, by means of Administrative Decision No. 524/2020, national and provincial registration activities were included as exempted activities from the Mandatory Isolation Regime and consequently, a minimum activity regime was established for IGJ, INPI, real property registries and registries of motor vehicles, among other..

Since the Argentine Securities and Exchange Commission was included as an essential activity exempted from the Mandatory Isolation Regime, by means of the Administrative Decision 429/2020 of the Chief of Cabinet of Ministers, the CNV issued Communication 1/2020 which established a minimum activity regime with remote filing obligations for strictly necessary filings. All the documentation and information that by regulatory requirement must be provided should be filed through the CNV’s online information system (Autopista de la Información Financiera – “AIF”) or through the e-mail inbox of the Issue Division of the CNV.

Regarding other administrative proceedings, on March 19, 2020, by means of Decree 298/2020, the National Executive Branch resolved the suspension of terms for administrative proceedings pursuant to National Administrative Proceedings Law No. 19,549, Administrative Proceedings Regulation Decree No. 1759/72, and other special proceedings, until March 31, 2020. Administrative proceedings related to the Mandatory Isolation Regime are exempted. Subsequently, the suspension of terms provided by Decree 298/2020 was extended from April 1 to April 12, 2020, by means of Decree 327/2020and from April 13 to April 26, 2020 by means of Decree No. 372/2020.

On March 27, 2020, the IGJ and CNV published Resolution No. 11/2020 and No. 830/2020, respectively, providing that, during the term of the Mandatory Isolation Regime, meetings of the administrative or government bodies of companies can be held remotely through digital means or platforms, even if not provided by the company’s by-laws. On April 23, 2020, the National Institute of Associativism and Social Economy (INAES) published resolution 1/2020 by which it authorizes mutual to hold board of directors’ meetings through digital means or platforms during the Mandatory Isolation Regimen.

All these measures establishing the lack of attendance by the general public to public offices, may result in further delays on everyday operations of the Company, and may have a material and adverse effect on our business, results of operations and financial condition.

Tax authorities

After the Argentine Supreme Court determined on March 17, 2020, by means of Agreement No. 4/20, the suspension of judicial terms, the Argentine Tax Court and the Argentine Federal Tax Authority (as well as other public agencies, as explained below) followed the same criteria.

The Argentine Tax Court published Resolution No. 13/2020 in the Official Gazette on March 18, 2020, which provided an extraordinary term suspension since March 17, 2020, until March 31, 2020. During this period, all proceedings started against Customs or the Tax Authority will be suspended, though all procedural acts that could take place in this period will still be valid. By means of Resolution No. 17/2020, and in line with the provisions of Agreement No. 8/2020 of the CSJN, the Argentine Tax Court resolved to extend the extraordinary term suspension through April 1, 2020, until April 26, 2020.

The Argentine Federal Tax Authority (AFIP) published General Resolution No. 4682/2020 in the Official Gazette on March 18, 2020, which provided an extraordinary term suspension since March 18, 2020, until March 31, 2020, for all proceedings carried out before said authority. This suspension affects both the tax authority (“Dirección General Impositiva” – DGI) and customs authority (“Dirección General de Aduanas” – DGA) that depend on the Argentine Federal Tax Authority. By means of Resolution No. 4692/2020, AFIP resolved to renew the extraordinary term suspension since April 1, 2020, until April 12, 2020. Because of the extension of the Mandatory Isolation Regime, the Argentine Federal Tax Authority published General Resolution No. 4695/2020 to establish a new term suspension between April 13 and April 26, 2020.

Although the extraordinary term suspension affected all proceedings carried out under the Tax Procedural Law and the Customs Code, it did not affect the regular obligations of taxpayers or importers/exporters.

Banks and other financial institutions

On March 20, 2020, the BCRA issued Communication “A” 6942 establishing an exceptional framework for banking and other foreign exchange institutions during the Mandatory Isolation Regime provided by the Decree 297, including: (i) closure of retail centers of financial and foreign exchange institutions; (ii) services that must still be provided by financial institutions; (iii) extension of maturities of bank financing; (iv) suspension of electronic check clearing (which was later reinstated by means of Communication “A” 6944); (v) remote operation of the exchange market; (vi) continuity of wholesale exchange market and tenders of certain Central Bank bills called Leliq (Letras de Liquidez del Banco Central or “LELIQ”); (vii) continuity of payment methods operations; and (viii) remote operation of stock markets.

Furthermore, some complementary Communications were issued by the BCRA, including: (i) Communication “A” 6945 that resolved the suspension of commissions for the use of ATMs; and (ii) Communication “A” 6938 that resolved the flexibilization of the criteria to qualify debtors.

On April 1, 2020, the BCRA issued Communication “A” 6949 resolving to extend the measures established by means of Communication “A” 6942 (as amended by Communication “A” 6944) through April 12, 2020. Furthermore, on April 10, 2020, the BCRA issued Communication “A” 6964 establishing the following measures: (i) the interest rate for financing credit cards operations cannot exceed 43%, (ii) the unpaid balances of credit cards operations due between April 13, 2020 and April 30, 2020, shall be automatically refinanced for at least 1 year with a 3 months grace period and 9 equal and monthly consecutive payments, the unpaid amount shall only accrue compensatory interests at the interest rate indicated in point (i) and no other charges, and (iii) mutual guarantee societies and public guarantee funds may open during the Mandatory Isolation Regime as of April 13, 2020.

Communique “A” 6958 established that, as of April 13, 2020, financial institutions must open their retail financial centers for customer service in general, except for bank counter service, according to a schedule organized by the last digit of your ID number or verification digit of the Company’s tax ID, with a previously scheduled appointment with the financial institutions through their enabled electronic means (e.g. home banking, telephone line or email). Therefore, client service will be granted every banking day and must financial institutions comply with strict sanitary regulations for health preservation of customers and bank workers, guaranteeing the latter all sanitary and cleaning elements required in order to carry out their task and comply with the interpersonal safety distances stipulated by the corresponding sanitary authority.

Other measures for socio-economically vulnerable individuals

On March 23, 2020, by means of Decree No. 310/2020, published in the Official Gazette, the Executive Branch decided to grant a non-contributory monetary benefit of Ps.10,000 for the month of April 2020, in order to compensate the loss or reduction of income due to the Mandatory Isolation Regime. This monetary benefit, referred as Emergency Family Income (Ingreso Familiar de Emergencia), will be granted to the unemployed population, informal workers, self-employed workers enrolled under either ‘A’ or ‘B’ categories, social self-employed workers and private household workers.

By means of Decree No. 319/2020 and Decree No. 320/2020, published in the Official Gazette on March 29, 2020, the Executive Branch decided to: i) freeze until September 30, 2020, the installments of mortgage loans for single homes, referred as UVA loans; ii) suspend evictions for non-payment of rent; iii) extend the validity of leases; and iv) freeze rental prices at their value corresponding to the month of March 2020.

Small and Medium Enterprises (Pequeñas y Medianas Empresas – “PyMES”)

On March 26, 2020, BCRA approved Communication “A” 6946 that resolved to increase the incentives for financial institutions to inject money into loans for PyMES to be able to pay the salaries of their employees during the Mandatory Isolation Regime. Through this measure, the BCRA seeks to further financial aids granted during the economic and financial crisis generated in the productive sector because of the COVID-19 pandemic.

By means of Decree No. 326, published in the Official Gazette on March 31, 2020, the National Executive Branch transferred AR$30,000,000,000 to the Argentinian Guarantees Fund (Fondo de Garantías Argentino – “FoGAr”) and demanded the Application Authority and Administration Committee of the FoGAr to establish, with said funds, a Specific Affectation Fund aimed to grant guarantees that ease the access to working capital loans for Argentine PyMES.

On April 14, 2020, Executive Decree No. 367/2020 was published in the Official Gazette, by which the Argentine Executive regulated the treatment of COVID-19 in the Labor Risk Regime under Law No. 24,557, in the context of the health emergency Regarding essential employees that remain rendering services in the Company’s premises, and within the framework of the procedure applicable to unlisted diseases, the Decree provides a presumption in favor of considering COVID-19 a professional illness. It also provides that the labor risk insurer must not reject the coverage and must immediately provide the employees with their legal benefits. In addition, the Decree grants jurisdiction to the Central Medical Commission for the definitive determination of the professional nature of COVID-19 in each specific case, and the inversion of the burden of proof in favor of the employee if there are a relevant amount of cases in the same premises. This presumption will apply during the social, preventive and mandatory isolation.

Emergency assistance jobs program

On April 1, 2020, Decree 322/2020 was published in the official gazette creating the emergency assistance program to employment and production. The program granted the deferment or reduction of up to 95% of the employer’s social contributions to the Argentine pension system, and the payment of a compensatory salary for workers under labor relationships, among others. The employers included will be those that comply with one or more of the following requirements:

a. economic activities that are critically affected by the geographical areas where they are carried out; and/or

b. those who have a significant number of employees infected with COVID 19 or who must remain in mandatory isolation or with work exemption (e.g. risk group, or in the care of minors); and/or

c. those with significant reduction of their sales after March 20, 2020.

In principle, employers whose activities are essential are excluded from this program. However, they may submit to the Chief of the Cabinet of Ministers a request to access these benefits, if there were special circumstances that would have caused a high negative impact on the development of their activity or service (Decree 347/2020).

On April 21, 2020, Decision 591/of Chief of the Cabinet of Ministers was published in the official gazette. The decision sets forth the criteria to be followed with regard to grants of benefits under an emergency assistance program for jobs and production. The program was established by Decree 332/2020 and provides that the government will assume responsibility for part of the wages paid by an employer to its workers and employees. For an employer to be eligible to claim benefits under the program, its revenue for the period between March 12, 2020 and April 12, 2020 must be lower than or equal to the amount of revenue for the same period in 2019. For employers with more than 800 employees, there are additional requirements—e.g., the employer cannot make dividend distributions and cannot engage in certain financial transactions for a fiscal year period, starting from November 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the BYMA under the symbol “LOMA” and on the NYSE under the symbol “LOMA” in the form of ADSs issued by Citibank, N.A., as depositary. Each ADS represents five ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE. Our ordinary shares are currently traded on the MERVAL (since November 2017) and BYMA (since November 2017) under the symbol “LOMA” Additionally, our ADSs have been trading on the NYSE since October 31, 2017 under the symbol “LOMA”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Description of Capital Stock

Our bylaws, approved by our shareholders at our general shareholders’ meeting held on April 16, 2020, are filed as Exhibit 1.1 to this annual report. The information otherwise contemplated by this Item is included in Exhibit 2.2 to this annual report, which is hereby incorporated by reference. This summary does not purport to be complete and is qualified by reference to our by-laws, Argentine corporate law, the rules and regulations of the CNV and the listing rules of BYMA. For more complete information, you should read our bylaws. For information on how to obtain a copy of our bylaws, please read “Documents on Display”..

General

We are a corporation organized as a Sociedad Anónima under the laws of Argentina on May 10, 1926 and registered with the Public Registry of Commerce of the Province of Buenos Aires (Azul) on August 5, 1926. The resolution of the board of directors dated July 4, 2018 approved the change of our principal executive offices to Boulevard Cecilia Grierson 355, 4th floor, City of Buenos Aires. This resolution has been registered before the Public Registry of Commerce of the City of Buenos Aires on October 1, 2018 under No. 18553, Book No. 91, Volume – of corporations.

Our share capital as of December 31, 2019 consisted of Ps.59,602,649, represented by 596,026,490 ordinary, book entry shares, with a par value of Ps.0.10 per share and each entitled to one vote. All outstanding shares are fully paid as of the date of this annual report.

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

However, pursuant to Section 244 of the Argentine General Companies Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: voluntary winding-up of the company, transfer of the domicile of the company outside of Argentina, fundamental change to the purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital; and a merger or a spin-off, when our company will not be the surviving company. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee; provided that, the Argentine General Companies Law allows for the election of up to one third of vacant supervisory committee members positions through the cumulative voting system in terms similar to those described in the election of the members of the board of directors. For further information regarding cumulative voting rights, see “—Election of Directors, Quorum and Resolutions”.

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

Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective until December 31, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls. Pursuant to these measures:

•	The exchange controls were reinstalled.

•	Communication “A” 6844 created a unified text on the operation of the foreign Exchange controls.

•

Argentine individuals must obtain prior approval from the Argentine Central Bank for the creation of external assets, the remittance of family aid and for entering into derivative transactions, in case the aggregate amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange transactions.

•

Export of services: the collections of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory repatriation within the 5 consecutive days computed from the date of payment or collection.

•

Import of services: access to the foreign exchange Market is granted for the payment of debts related to the import of services as long as the compliance with the foreign indebtedness information regime before the Argentine Central Bank is proved.

•	Financial foreign indebtedness: for new financings as of 09.01.19, the obligation to transfer and sell for pesos is required to access the foreign exchange Market to pay capital and interest.

•

Dividends and earnings: access to the foreign exchange market is granted for payments under these concepts as from January 17, 2020, in an amount that (including the amount of the payment being made at the time of the access) do not exceeds 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for Argentine Pesos through the foreign exchange market as from such date.

•	All the cases not described in the Argentine Central Bank regulations will require the prior approval of the Argentine Central Bank.

•	Export of goods: collections shall be transferred and sell for Pesos in the terms described in the regulations.

•	Import of goods: access to the foreign exchange Market is granted for the payment of import of goods when certain conditions are met.

•

The access to the MULC (single and free foreign exchange market) for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Argentine Central Bank.

Foreign indebtedness information regime

Communication “A” 6401 of the Argentine Central Bank established a new reporting regime applicable as of December 31, 2017, for individuals, entities and estates residing in Argentina (the “Obliged Subjects”). The Obliged Subjects must file annual and quarterly or only annual statements with the Argentine Central Bank if the sum of their flows regarding foreign assets and liabilities during the previous calendar year, or their balance of foreign assets and liabilities at the end of the previous calendar year amount to:

•

US$ 50,000,000 or more, in which case a quarterly statement must be filed in advance at each quarter, in addition to the annual statement (which may in turn complement and/or ratify the quarterly statements).

•	Between US$ 10,000,000 and US$ 50,000,000, in which case only an annual statement must be filed.

•	Between US$ 1,000,000 and US$ 10,000,000, in which case only an annual statement must be filed, with an option to use a simplified version of the statement.

The deadlines for submitting the statements will be of 180 calendar days from the end of the calendar year for annual statements, and 45 calendar days from the end of the respective quarter for quarterly statements. For those statements to be submitted during 2018, the corresponding deadlines will be communicated by means of Communication “B”.

Finally, Communication “A” 6401 provides certain definitions and clarifications regarding the five items to be informed, and some concepts such as “residence” and “foreign assets or liabilities”.

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

Material Argentine Tax Considerations

The following opinion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this annual report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. This section is the opinion of the law firm Marval, O’Farrell & Mairal, insofar as it relates to matters of Argentine tax law, of the material Argentine tax considerations relating to the purchase, ownership and disposition of our ordinary shares or ADSs. This opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders should carefully read “Key Information—Risk Factors–Risks Relating to the Offering, Our Ordinary Shares and the ADSs– Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs”. Holders are encouraged to consult their tax advisers regarding the tax treatment of our ordinary shares and ADSs as it relates to their particular situation.

Laws No. 27,430 and No. 27,541, enacted by the Argentine Congress on December 27, 2017 and December 21, 2019 respectively, made relevant amendments to the Argentine federal tax regime. Such amendments reached, among other laws, the Argentinean Income Tax Law (the “ITL”) and the Personal Assets Tax Law. As a result, when we mention provisions of such laws we are referring to laws in force according to such amendments. In certain cases, we will mention Law No. 27,430 and No. 27,541 with the aim of outlining certain particular aspects of those laws.

Taxation on Dividends

The following rules apply to dividends paid to resident individuals and non-residents individuals or entities: (i) exempt from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018 except if the Equalization Tax applies (as explained below); (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018 through fiscal years beginning until December 31, 2021; (iii) subject to a 13% income tax withholding rate if paid out of income generated on or after fiscal year beginning on or after January 1, 2021. This withholding rate might be lower if the holder of our ordinary shares or ADSs is resident of a country which signed a treaty to avoid double taxation with Argentina, and meets all the substantial and formal requirements for such treaty to apply.

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

Capital gains realized by individuals residents in Argentina from the sale of shares and other securities is subject to income tax at a 15% rate on the capital gain, unless such securities were traded in stock markets and/or have public offering authorization issued by the CNV, in which case an exemption applies to the extent certain conditions are met.

Such exemption is also applicable for non-residents. For transactions not covered by the exemption (sale of stock not traded in a stock markets and/or with public offering authorization issued by the CNV), the gain derived from the disposition of shares and representative securities by non-residents is subject to Argentine income tax at a rate of 15% either (i) on the net amount resulting from deducting from the sale price of the shares, the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, as well as the deductions admitted by the Argentine income tax law or (ii) on the net presumed income provided by the Argentine income tax law for this type of transaction (i.e., 90%), which results in an effective rate of 13.5% of the sales price. If the exemption does not apply, the buyer resident in Argentina is responsible for making the withholding. Instead, if the buyer is not resident in Argentina, the seller is responsible for paying the tax through its legal representative in Argentina or international wire transfer.

The exemption mentioned in the prior paragraph is not applicable if the foreign beneficiary is resident in a “non-cooperative jurisdiction” or the invested funds come from one of such jurisdictions. Section 19 of the ITL defines them as any jurisdiction or country that: (i) has not signed an information exchange agreement with Argentina; (ii) has not signed a treaty to avoid double taxation with Argentina; or (iii) has signed either an agreement or convention but does not comply with its obligation to share information with Argentina. According to the ITL, the Executive Branch will be responsible for issuing this “black list” of non-cooperative jurisdictions. Such blacklist was included in Section 24 of the ITL Regulatory Decree No. 862/2019 on December 6, 2019.1 If, for this reason the exemption is not applicable, the applicable rate is 35% on the net presumed income of 90%, thus the effective withholding rate is 31.5%.

Before the enactment of the tax reform introduced by Law No. 27,430, the tax treatment applicable to gains realized by beneficiaries who were residents and non-residents of Argentina from the sale of ADSs was open to interpretation and it may not have been uniform under the amended Argentine ITL. Possible variations in the treatment of the ADSs for income tax purposes could affect both residents and non-resident of Argentina holders of ADSs. As of the date of this annual report, there are no administrative or judicial decisions clarifying the ambiguity of the law regarding the source of income originated in the sale of ADSs. However, since December 29, 2017, it is clear that the sale of ADSs by non-residents are subject to Income Tax in Argentina unless the underlying shares are covered by the exemption explained above.

Personal Assets Tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to resident individuals and non-resident individuals and entities for the holding of our ordinary shares. The applicable tax rate is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. The applicable rate was 0.25% until 2018 tax period. Under the Law No. 27,541, the rate for this tax is increased to 0.50%, which is applicable from 2019 tax period onwards.

Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Value Added Tax

The sale, exchange or other disposition of our ordinary shares and ADSs, and the distribution of dividends in connection therewith, are exempted from the value added tax.

Tax on Bank Accounts Debits and Credits

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases. Owners of bank accounts subject to the 0.6% or 1.2% rate may consider 33% of the tax paid under this tax as a credit against income tax and/or the special contribution on cooperative capital.

[1]	ITL’s Regulatory Decree lists jurisdictions that are not considered as cooperative.

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

Law No. 27,264 increased the creditable portion of the tax to 100% for small-sized companies and to 60% to medium-sized companies registered as a Small and Medium Enterprises.

Furthermore, the Argentine government may establish an increase in the proportion of the tax on bank accounts debits and credits that can be considered as creditable against taxes progressively since 2018 and until being entirely computable in 2022. However, such faculty has not been exercised by the Executive Branch since 2018 and the proportions we mention above have been maintained since then.

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

This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax, or to U.S. Holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, individual retirement accounts, dealers in securities or currencies, traders in securities, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass through entities and investors in such entities, persons liable for alternative minimum tax, U.S. Holders that own 10% or more of the total voting power or value of our stock, U.S. Holders that are resident in or have a permanent establishment in a jurisdiction outside the United States and persons holding the ordinary shares or ADSs as part of a “straddle”, “hedge”, “conversion transaction” or other integrated transaction. In addition, this summary is limited to U.S. Holders that acquire ADSs pursuant to the international offering and who hold the ordinary shares and ADSs as capital assets within the meaning of Section 1221 of the Code.

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

Dividends

The gross amount of distributions paid with respect to the ordinary shares or ADSs (other than certain pro rata distributions of shares to all shareholders), including the amount of any Argentine taxes withheld, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations.

Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2019 and do not expect to be a PFIC for the foreseeable future.

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

Passive Foreign Investment Company Rules

The foregoing discussion of dividends and capital gains assumes that we are not a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income;” or

•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income”.

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

Based upon the composition of its income, its assets and the nature of its business, the Company does not believe it was a PFIC for the taxable year ending December 31, 2019 and does not expect to be a PFIC for the current year or the foreseeable future. There can be no assurance, however, that the Company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within the Company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company were a PFIC in any taxable year, materially adverse U.S. federal income consequences could result for U.S. Holders. If the Company were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gains recognized by such U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If the Company is classified as a PFIC in any year that a U.S. Holder is a shareholder, the Company generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if the Company ceases to satisfy the requirements of being a PFIC. If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an annual Internal Revenue Service (“IRS”) Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or other disposition of the ordinary shares or ADS by a U.S. paying agent or other U.S. intermediary, or made into the United States, generally will be reported to the IRS, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. In addition, certain U.S. Holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers or certification of exempt status.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets”, the aggregate value of which exceeds US$50,000 on the last day of the taxable year (or the aggregate value of which exceeds US$75,000 at any time during the taxable year), generally are required to file an information report with respect to such assets with their tax returns. The ordinary shares and ADSs generally will constitute specified foreign financial assets subject to these reporting requirements unless the ordinary shares or ADSs, as applicable, are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisers regarding the application of these disclosure requirements to their ownership of the ordinary shares or ADSs.

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

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2019, our total outstanding borrowings on a consolidated basis was Ps.12,225.8 million, of which Ps.7.771 million, or 63.6%, bore interest at floating rates, including Ps.1,008 million of peso-denominated indebtedness that bore interest at rates based on the BADLAR rate or BADLAR private corrected rate, Ps.4,575 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.2,188 million of borrowings with other floating interest rate.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2019 were 1.0% higher than the average interest rate during such period, our financial expenses during the year ended December 31, 2019 would have increased by approximately Ps.0.5 million.

In the event that the average LIBOR rate applicable to our financial liabilities during the year ended December 31, 2019 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 0.7 million.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2019, our consolidated foreign currency-denominated borrowings was Ps.6,014 million, 88% of which was denominated in U.S. dollars, and 12% was denominated in Euros. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions.

As of December 31, 2019 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25.0% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2019, our U.S. dollar-denominated indebtedness as of December 31, 2019 would have increased by approximately Ps.2,000 million.

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

We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. However, as of December 31, 2019, our consolidated financial statements reflected a negative working capital balance of Ps.5,128.3 million. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements.

We consider that the liquidity risk exposure is low since we have been generating cash flow from our operating activities, supported on strong profits and have access to loans and financial resources. However, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business. See “Item 3.D Key Information—Risk Factors—Risks Relating to Our Business and Industry—Management’s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may continue to have negative working capital in the near future”.

The COVID-19 virus continues to impact worldwide economic activity and pose the risk that customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventative measures may lead to our customers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In this context is that we implemented an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, deferring payments to suppliers and taxes; tightening our fixed cost structure, including labor cost reductions; and reformulating our priorities regarding maintenance capital expenditure needs. As of the date of this annual some of our production facilities have resumed operational activity.

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

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Our CEO and CFO concluded that, as of the end of the period covered by the Annual Report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2019.

Attestation report of the registered public accounting firm

Not applicable.

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2019

During the period covered by the Annual Report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Carlos Boero Hughes and Diana Mondino, who are currently serving on our Audit Committee, are “audit committee financial experts” as defined by the SEC’s rules, have the requisite accounting or related financial management expertise under the rules of the NYSE and are independent under CNV regulations, Rule 10A-3 and the applicable NYSE standards. Mr. Hughes’s and Ms. Mondino’s biographical information is included in “Directors, Senior Management and Employees”.

ITEM 16B.	CODE OF ETHICS

As of August 28, 2018 Loma Negra adopted, communicated and upload on DMS the new version of the Code of Ethics, named Code of Business Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Business Conduct is posted on our web site at: http://www.lomanegra.com/en/who-we-are/ethics/. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. In addition, we did not grant any waivers to our Code of Business Conduct during the year ended December 31, 2019. Copy of our Code of Business Conduct and Ethics is also available without charge upon request. Please make your request to investorrelations@lomanegra.com and we shall provide a copy as soon as possible. Our Code of Business Conduct is filed as an exhibit to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent registered public accounting firm for the fiscal year ended December 31, 2019 was Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global), and the independent registered public accounting firm for the fiscal year ended December 31, 2018, was Deloitte & Co. S.A.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the independent registered public accounting firm for professional services:

	2019	2018
	(in thousands of Ps.)
Audit fees (1) (4)	65,376.9	25,860.1
Audit related fees (2) (4)	360.0	0.0
Tax fees (3) (4)	594.5	1,855.3
Total (4)	66,331.4	27,715.4

(1)

Includes fees for professional services rendered by the principal accountant, in each fiscal year, for the audit of the registrant´s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. It includes the audit of annual consolidated financial statements and the reviews of quarterly consolidated financial statements.

(2)

Includes fees for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements and not reported under previous category. These services include attestation services that are not required by regulation.

(3)	Includes fees for professional services rendered by our independent registered public accounting firm, in each fiscal year, for tax compliance, mainly related to expatriate services.
(4)	Nominal values not adjusted per inflation.

The Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related, tax and other fees in the fiscal year 2019.

The engagement of any service rendered by our external auditor or any of its affiliates must always have the prior approval of our Audit Committee. Such committee has developed a pre-approval policy regarding the engagement of professional services by our external auditor, in accordance with the Sarbanes-Oxley Act. This Policy establishes the obligation to obtain prior approval from our Audit Committee for any service to be rendered by our external auditor to Loma Negra or any of its subsidiaries. This policy sets forth restrictions on engaging our external auditor for the performance of non-audit services, according to which the engagement of our external auditor for the provision of such services is only permitted when there is no other firm available to provide the needed services at a comparable cost and with a similar level of quality. Moreover, this policy prohibits the engagement of our external auditor for the provision of certain type of services that would be considered as “prohibited services”.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At the Company’s request, the Company’s former independent auditor, Deloitte & Co. S.A., resigned effective December 31, 2018, and Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) was engaged as the Company’s new independent auditor effective December 31, 2018.

In connection with the change in the independent registered public accounting firms, there were no disagreements or reportable events.

ITEM 16G.	CORPORATE GOVERNANCE

Because we are a “foreign private issuer” and a “controlled Company”, the NYSE rules applicable to us are considerably different from those applied to domestic companies that are not “controlled companies”. Accordingly, we take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for “foreign private issuers”. Subject to the items listed below, we currently follow certain Argentine practices concerning corporate governance:

•

Director Independence. The NYSE rules provide that the board of directors of a domestic listed company must have a majority of independent directors in accordance with NYSE independence requirements. “Controlled companies” are not required to comply with this requirement. Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Currently, our board of directors is composed of nine members of whom four are independent in accordance with CNV independence requirements.

•

Executive Sessions. The NYSE rules require the non-management directors of domestic listed companies to meet at regularly scheduled executive sessions without management being present. There is no similar requirement under Argentine law, however the recently enacted new Code of Corporate Governance of the CNV includes as a good practice the holding of Board of Directors meetings where only non-executive directors (including independent Directors) participate regularly. Loma Negra has adopted such practice. Under Argentine law there is a requirement that the board of directors meets at least once every three (3) months.

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

•

Compensation and Nominating/Corporate Governance Committees. The NYSE rules require domestic listed companies to maintain compensation and nominating/corporate governance committees, which must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. “Controlled companies” are not required to comply with this requirement. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. On May 9, 2019 the Board of Directors decided to create the following Committees: (i) Results, Finance and Strategy Committee; (ii) People and Governance Committee; and (iii) Risk and Reputation Committee. For more information, see “Item 6 C. Committees of the Board of Directors”

•

Shareholder Approval of Equity Compensation Plans. The NYSE rules require shareholders of domestic listed companies to be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Under Argentine law, the basic terms of the equity-compensation plans should be considered at the general shareholders’ meeting, but permits delegation to the board of directors. We have elected to rely on the exemption from these NYSE rules requirement available to foreign private issuers and we comply with our home country practices regarding corporate governance.

•

Corporate Governance Guidelines. The NYSE rules require domestic listed companies to adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Argentine law does not require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain recommended guidelines for listed companies referred to as Code of Corporate Governance and the board of directors must describe the level of compliance with the guidelines and recommendations in such Code of Corporate Governance in its annual report. As of the date of this annual report, we are in the process of adopting a corporate governance manual which shall be in compliance with the CNV Rules and shall comprise all corporate governance practices already adopted by Loma Negra. Notwithstanding this, we file on an annual basis before CNV a report regarding the status of compliance of such recommended corporate governance guidelines.

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

Furthermore, as a “controlled company”, we are eligible to, and, in the event we no longer qualify as a “foreign private issuer”, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation, nominating/corporate governance committee consisting entirely of independent directors. For additional information, see “Item 3.D Key Information—Risk Factors—Risks Relating to Our Ordinary Shares and the ADSs—Our status as a “foreign private issuer” and as a “controlled company” allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Bylaws of the Registrant, as of April 16, 2020.

2.1	Deposit Agreement dated as of November 3, 2017 among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 27, 2018)

2.2	Description of Registrant´s Securities

4.1	Offer from InterCement Portugal, S.A. (formerly, Cimpor - Serviços De Apoio à Gestão De Empresas S.A.), dated July 19, 2017, to provide services in connection with the transfer of technology and technical know-how relating to the designing and manufacturing of construction materials- (incorporated by reference to Exhibit 10.3 to the Amendment No.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 27, 2017 (File No.333-220347))

8.1	List of Subsidiaries, incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form F-20 filed with the SEC on April 30, 2019 (File No. 001-38262 19781307))

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2020	Loma Negra C.I.A.S.A.

/s/ Sergio D. Faifman
	Name:	Sergio D. Faifman
	Title:	Chief Executive Officer

/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima Consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 of Loma Negra Compañía Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (“the Company”) as of December 31, 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2019.

City of Buenos Aires, Argentina

April 30, 2020

Deloitte & Co. S.A. Florida 234, 5° piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Co. S.A.

Autonomous City of Buenos Aires, Argentina

April 25, 2019 (April 30, 2020, as to the effects of homogenous currency changes on the 2018 and 2017 consolidated financial statements as discussed in Note 2.2)

We began serving as the Company’s auditor in 2006. In 2019 we became the predecessor auditor.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPRENHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

		For the year ended December 31,
	Notes	2019	2018	2017
Net revenues	5	38,952,001	41,237,747	38,209,835
Cost of sales	6	(28,141,994)	(30,740,012)	(28,474,285)

Gross profit		10,810,007	10,497,735	9,735,550
Selling and administrative expenses	7	(2,904,415)	(2,975,242)	(3,029,073)
Other gains and losses	8	37,038	168,076	178,993
Tax on bank accounts debits and credits	9	(403,835)	(391,043)	(468,908)
FINANCIAL RESULTS, NET
Exchange rate differences	10	(1,190,464)	(1,910,402)	(191,406)
Gain on net monetary position		1,114,858	328,784	526,528
Financial income	10	60,383	41,399	43,502
Financial expenses	10	(1,793,319)	(1,017,365)	(796,119)

Profit before tax		5,730,253	4,741,942	5,999,067
INCOME TAX EXPENSE
Current	11	(1,103,295)	(1,614,317)	(1,634,401)
Deferred	11	(583,158)	(126,997)	1,292,976

NET PROFIT FOR THE YEAR		4,043,800	3,000,628	5,657,642

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(180,460)	725,642	(14,764)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		(180,460)	725,642	(14,764)

TOTAL COMPREHENSIVE INCOME		3,863,340	3,726,270	5,642,878

Net profit for the year attributable to:
Owners of the Company		3,839,189	2,768,786	5,399,178
Non-controlling interests		204,611	231,842	258,464

NET PROFIT		4,043,800	3,000,628	5,657,642

Total comprehensive income attributable to:
Owners of the Company		3,747,151	3,138,876	5,391,648
Non-controlling interests		116,189	587,394	251,230

TOTAL COMPREHENSIVE INCOME		3,863,340	3,726,270	5,642,878

Earnings per share (basic and diluted)	12	6,4413	4,6454	9,4552

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

		As of December 31,
	Notes	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	13	45,021,164	33,655,357
Right of use assets	14	408,665	—
Intangible assets	15	128,166	336,177
Investments	16	2,557	2,557
Goodwill	17	25,501	25,501
Inventories	18	1,568,655	1,041,857
Other receivables	20	567,874	1,449,465
Trade accounts receivable	21	2,310	6,229

Total non-current assets		47,724,892	36,517,143

Current assets
Inventories	18	5,414,366	5,811,476
Other receivables	20	619,297	589,624
Trade accounts receivable	21	2,752,044	3,176,067
Investments	16	1,019,609	3,223,021
Cash and banks	22	1,547,551	1,240,979

Total current assets		11,352,867	14,041,167

Total assets		59,077,759	50,558,310

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

		As of December 31,
	Notes	2019	2018
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	11,053,976	11,053,976
Reserves		11,873,454	3,507,882
Retained earnings		3,839,189	8,365,572
Accumulated other comprehensive income	24	330,216	422,254

Equity attributable to the owners of the Company		27,096,835	23,349,684
Non-controlling interests		2,230,737	2,114,549

Total shareholders’ equity		29,327,572	25,464,233

LIABILITIES
Non-current liabilities
Borrowings	25	6,689,001	4,010,964
Accounts payable	26	139,378	595,581
Provisions	27	566,369	450,168
Other liabilities	29	51,489	12,153
Lease liabilities	14	340,093	—
Deferred tax liabilities	11	5,482,688	4,901,253

Total non-current liabilities		13,269,018	9,970,119

Current liabilities
Borrowings	25	5,536,841	5,161,566
Accounts payable	26	9,063,848	7,465,833
Advances from customers		193,176	259,445
Salaries and social security payables		958,658	975,163
Tax liabilities	28	542,737	1,199,201
Lease liabilities	14	102,584	—
Other liabilities	29	83,325	62,750

Total current liabilities		16,481,169	15,123,958

Total liabilities		29,750,187	25,094,077

Total shareholders’ equity and liabilities		59,077,759	50,558,310

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Adjustment to capital	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2019	59,603	3,469,948	6,373,169	1,151,256	159,934	5,510	3,296,095	46,343	422,254	8,365,572	23,349,684	2,114,549	25,464,233

Appropriation as per Annual Shareholders’ Meeting held on April 25, 2019:
Legal reserve					418,279					(418,279)
Optional reserve							7,947,293			(7,947,293)
Other comprehensive income									(92,038)		(92,038)	(88,422)	(180,460)
Income for the year										3,839,189	3,839,189	204,611	4,043,800

Balances as of December 31, 2019	59,603	3,469,948	6,373,169	1,151,256	578,213	5,510	11,243,388	46,343	330,216	3,839,189	27,096,835	2,230,737	29,327,572

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017 (Continued)

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

	Owners contributions									Accumulated other comprehensive income
	Capital	Adjustment to capital	Share premium	Other capital adjustments	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total
Balances as of January 1, 2018	59,603	3,469,948	7,601,610	(1,228,441)	1,151,256	158,691	5,510	—	46,343	52,164	8,894,124	20,210,808	1,527,155	21,737,963

Appropriation as per Annual Shareholders’ Meeting held on April 25, 2018:
Legal reserve						1,243					(1,243)
Optional reserve								3,296,095			(3,296,095)
Other capital adjustments			(1,228,441)	1,228,441
Other comprehensive income										370,090		370,090	355,552	725,642
Income for the year											2,768,786	2,768,786	231,842	3,000,628

Balances as of December 31, 2018	59,603	3,469,948	6,373,169	—	1,151,256	159,934	5,510	3,296,095	46,343	422,254	8,365,572	23,349,684	2,114,549	25,464,233

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017 (Continued)

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Adjustment to capital	Share premium	Other capital adjustments	Merger premium	Legal reserve	Environmental reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2017	56,603	3,465,920	3,235,590	(1,143,434)	1,151,256	158,691	5,510	2,530	59,694	4,726,234	11,718,594	1,303,007	13,021,601

Appropriation as per Annual Shareholders’ Meeting held on March 23, 2017:
Distribution of cash dividends										(1,187,475)	(1,187,475)		(1,187,475)
Reserve for future dividends								43,813		(43,813)
Issuance of common stock from initial public offering, net of issuance costs	3,000	4,028	4,366,020								4,373,048		4,373,048
Other comprehensive income									(7,530)		(7,530)	(7,234)	(14,764)
Acquisition of Cofesur S.A.U. shares				(85,007)							(85,007)	(27,082)	(112,089)
Income for the year										5,399,178	5,399,178	258,464	5,657,642

Balances as of December 31, 2017	59,603	3,469,948	7,601,610	(1,228,441)	1,151,256	158,691	5,510	46,343	52,164	8,894,124	20,210,808	1,527,155	21,737,963

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019, 2018 AND 2017

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

	For the year ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
NET PROFIT FOR THE YEAR	4,043,800	3,000,628	5,657,642
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	1,686,453	1,741,314	341,425
Depreciation and amortization	3,263,720	3,263,385	2,680,340
Provisions	50,015	108,551	58,811
Interest expense	1,125,861	639,996	582,984
Investment income recognized in profit	—	—	13,326
Exchange rate differences	(304,894)	269,407	(391,203)
Others	18,634	(8,645)	—
Gain on disposal of property, plant and equipment	(3,421)	(25,923)	(11,656)
Changes in operating assets and liabilities
Inventories	51,967	(601,655)	607,807
Other receivables	473,412	46,746	151,916
Trade accounts receivable	(693,682)	(1,089,960)	(1,277,772)
Advances from customers	(26,100)	(154,493)	205,314
Accounts payable	981,488	1,026,717	146,161
Salaries and social security payables	358,988	103,158	376,318
Provisions	(108,945)	(170,421)	(63,968)
Tax liabilities	243,657	(55,121)	(23,390)
Other liabilities	262,678	333,099	(29,756)
Gain on net monetary position	(1,114,858)	(328,784)	(526,528)
Income tax paid	(1,766,500)	(1,669,696)	(687,746)

Net cash generated by operating activities	8,542,273	6,428,303	7,810,025

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	65,090	7,665	38,274
Payments to acquire property, plant and equipment	(11,812,961)	(5,256,391)	(3,409,892)
Payments to acquire intangibles assets	(57,499)	(34,569)	(70,722)
Advance payments to acquire property, plant and equipment	—	(1,143,270)	—
Interest received	—	—	83,702
Contributions to F.F.F.S.F.I. (Note 39)	(29,507)	(71,174)	(70,000)

Net cash used in investing activities	(11,834,877)	(6,497,739)	(3,428,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	9,495,864	2,229,109	7,378,598
Interest paid	(2,248,504)	(1,421,777)	(1,312,828)
Repayment of borrowings	(5,731,061)	(4,484,477)	(8,771,804)
Dividends paid	—	—	(1,186,810)
Proceeds from initial public offering, net of issuance costs	—	—	4,373,048
Lease liabilities	(101,696)	—	—

Net cash generated by / (used in) financing activities	1,414,603	(3,677,145)	480,204

Net (decrease) increase in cash and cash equivalents	(1,878,001)	(3,746,581)	4,861,592
Cash and cash equivalents at the beginning of the year	4,464,000	7,221,922	2,276,867
Effect of restating in constant currency of cash and cash equivalent	(162,028)	(150,596)	(78,342)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	143,189	1,139,255	161,805

Cash and cash equivalents at the end of the year	2,567,160	4,464,000	7,221,922

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

1. LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “Loma Negra C.I.A.S.A.”, “the Company” or “the Group”) is a stock company organized under the Argentine Republic laws.

Fiscal year number:

Fiscal year number 95, beginning January 1, 2019.

Principal business of the Group:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated financial statements as the “Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process.

The Group has 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca and 1 in Paraguay. The Company also has 11 concrete plants.

In addition, the Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions in the Bidding Terms and Conditions and the Concession Agreement. As of the date of issuance of these consolidated financial statements, Ferrosur Roca S.A. is moving forward, together with the Special Commission for Contract Renegotiation in order to obtain the extension requested and it is optimistic in its assessment as to obtaining a formal extension of the concession for an additional 10-year period. The Group considers that the term of the concession has been extended for purposes of all required accounting evaluations and estimates.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and a controlling interest in Yguazú Cementos S.A., a company organized in Paraguay engaged in the manufacturing and marketing of cement.

Date of registration in the Argentinian General Inspection of Justice:

•	Inscription of the bylaws: August 5th, 1926 under No 38, Book 46 of Companies.

•	Last amendment registered to the bylaws: August 29th, 2017, under No 17557 Book 85 of Companies by shares.

•	Correlative Number of Registration with the Inspección General de Justicia (local regulatory agency): 1,914,357.

•	Tax identification number [CUIT]: 30-50053085-1.

•	Date of expiration: July 3, 2116.

The Company was founded in 1926 and on August 5, 1926 it was registered as a “sociedad anónima” (stock company according to Argentine Law), originally under the name “Compañía Argentina Ganadera Agrícola Comercial e Industrial S.A.” being registered with the Public Registry of Commerce of Azul, Province of Buenos Aires, under the Number 38, Sheet 46. On August 25, 1927, the Company adopted its current name and on August 27, 1984, the Company was also registered with the General Office of Legal Entities of the Province of Buenos Aires under the Number 747. The Company’s date of expiration is July 3, 2116. The Ordinary and Extraordinary General Shareholders’ meeting of July 3, 2017 resolved: i) extend the period of duration of the Company expiring accordingly on July 3, 2116, ii) update the corporate purpose that according to Article 4 of its bylaws, includes the execution of commercial, industrial, real estate and financial activities, being also authorized to mining activities and construction industry

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

as well as being the concessionaire of transportation concessions and public services, iii) update and adapt the operation of the administration to the public offering regime, iv) creation of the auditing committee, v) updating and adaptation of the Statutory Audit Committee, and vi) updating and adaptation of the functioning of the governing body to the public offering regime and other updates. On August 29, 2017, said modifications were registered in the General Inspection of Justice (“IGJ” as per the initials in Spanish) under Number 17557 of book 85, volume—of companies by shares. The correlative number of IGJ of the Company is 1,914,357.

Parent company:

Caue Austria Holding GmbH with 51.0437% of the Company’s capital stock and votes.

On January 27, 2020, Caue Austria Holding GmbH transferred the entirety of its ownership interest in Loma Negra C.I.A.S.A., in favor of InterCement Trading e Inversiones S.A.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Statement of compliance with the International Financial Reporting Standards (IFRS) and bases of preparation of these consolidated financial statements

The consolidated financial statements of the Group as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 have been prepared and presented in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate consolidated financial statements in constant currency established by the International Accounting Standard 29 (“IAS 29”).

For comparative purposes, these consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2018 and 2017, which are an integral part of the above-mentioned consolidated financial statements and are presented in order for them to be solely interpreted in conformity with the figures and other details corresponding to the current fiscal year. These figures have been restated in the current fiscal year’s end-of-period currency in the manner described in the following caption in order to allow comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year.

The Group adopted IFRS 16 using the modified retrospective method of adoption, with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

These consolidated financial statements were approved by the Board of Directors on April 28, 2020, the date when the consolidated financial statements were available for issuance.

2.2 Financial information presented in constant currency

As mentioned above, the consolidated financial statements as of December 31, 2019, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso) in accordance with the provisions included in IAS 29 and the CNV’s General Resolution 777/2018. As a result, the consolidated financial statements are stated in the unit of currency that was current at the end of the fiscal year which is being reported.

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. IAS 29 provides guidelines for illustrative purposes to define a situation in which hyperinflation is deemed to arise, i.e., (i) analysis of

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

general population behavior, prices, interest rate and salaries in the face of changes in price indexes and the loss of purchasing power in currency and (ii) as a quantitative feature, which is the condition more frequently considered in practice, the existence of a cumulative three-year inflation rate that approximates or exceeds 100%.

Although in previous years there was major growth in the general price level, the inflation accumulated in three years had remained below an accumulated 100% before 2017. However, as a result of a number of macroeconomic factors, three-year inflation was in 2018 above this figure. In addition, the goals established by the national government and other forecasts available pointed out that this trend would not revert in the short term.

In order to assess the above-mentioned quantitative condition and also to restate financial statements, the CNV has set forth that the series of indices to be used in the enforcement of IAS 29 is as determined by FACPCE. This series combines the Consumer Price Index at the national level and as published by Argentina’s Official Statistics Bureau [Instituto Nacional de Estadística y Censos—“INDEC” as per the initials in Spanish] as from January 2017 (baseline month: December 2016) with the Wholesale Domestic Price Index (“IPIM” as per the initials in Spanish) published by INDEC until that date, computing for the months of November and December 2015, for which INDEC has no information with respect to changes in IPIM, the variation in the CPI of the Autonomous City of Buenos Aires.

Taking such index into account, inflation was 53.83%, 47.64% and 24.80% in the fiscal years ended on December 31, 2019, 2018 and 2017, respectively.

Based on the above, Argentina is considered a country with high inflation economy starting July 1, 2018.

Below is a summary of the effects of the application of IAS 29.

Restatement of the statement of financial position:

(i) Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in term of the monetary unit of measurement that is current at the end of the reporting period. In an inflationary period, holding monetary assets causes losses in purchasing power and holding monetary liabilities generates gains in purchasing power in so far as such items are not subject to an adjustment mechanism that offsets these effects in some way. Monetary gains or losses are included in the statement of profit or loss and other comprehensive income for the fiscal year.

(ii) The assets and liabilities that are subject to changes on the basis of specific agreements are adjusted on the basis of such agreements.

(iii) Non-monetary assets and liabilities measured at their fair values at the balance sheet date, are not inflation restated for purposes of presentation in the statement of financial position, however, their restated amounts are used to measure the gains / losses caused by holdings of such non-monetary items. For the fiscal years ended December 31, 2019, 2018 and 2017, the Group did not have non-monetary items under the revaluated method.

(iv) Non-monetary items measured at historical cost or at a current value at a date prior to the end of the reporting period, are restated by the coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. The amounts charged against the statement of profit or loss and other comprehensive income as depreciation of property, plant and equipment and as amortization of intangible assets as well as any other consumption of non-monetary assets shall be determined on the basis of new restated amounts. As of December 31, 2019 and 2018, the items subject to that restatement process have been those corresponding to the captions inventories, other receivables, property, plant and equipment, right of use assets, goodwill and non-current investments.

(v) When borrowing costs are capitalized on eligible assets in accordance with IAS 23, the inflation component of borrowing costs is not capitalized. See Note 13 for the Group’s capitalized borrowing costs.

(vi) The restatement of non-monetary assets in units of constant currency at the end of the reporting period for which there is no corresponding adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability. In those cases in which there is a revaluation of the non-monetary assets in addition to the restatement, the deferred tax recognized on the restatement is recognized in the statement of profit or loss and other comprehensive income for the year and the effect of deferred taxes on the revaluation (excess of the revalued amount over the restated amount) is recognized in other comprehensive income.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Restatement of the statement profit or loss and other comprehensive income:

(i) Expenses and revenues are restated as from the date they are recorded for accounting purposes except for those profit or loss items related to the consumption of assets measured in a currency of purchasing power of a date previous to the registration of such consumption (such as depreciation, impairment and other consumption of assets valued at historical cost); and also except fort any profit or loss arising from items measured in currency of purchasing power of two different dates which require the identification of the amounts being compared, their separate restatement and their comparison based on the new restated amounts.

(ii) Financial income and expenses, including foreign exchange differences, arising from funds lent or borrowed, the Group presents them in actual terms, that is, net of the effect of inflation on the assets and liabilities that generated such income and loss.

(iii) Net profit or loss from maintaining monetary assets and liabilities is reported in a separate item of the statement of profit and loss and other comprehensive income.

Restatement of the statement of changes in Shareholders’ equity:

All the components of equity are restated by application of the general price index from the beginning of the fiscal year and the restatement effects of each such components includes the restatement effect from the date of the contribution or initial recognition. Capital stock is presented at nominal values and its corresponding restatement adjustment is presented in a separate account. The other comprehensive income generated after the date of transition is also presented in actual terms.

Restatement of the statement of cash flows:

IAS 29 requires that all the entries in this statement should be restated in the terms of the unit of measurement that is current at the end of the reporting period. The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from the cash flows stemming from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the start and at the end of the fiscal year.

2.3 Applicable accounting standards

The consolidated financial statements have been prepared on a historical cost basis, which has been restated in end-of-period currency in the case of non-monetary items, except for the revaluation of certain non-current assets and financial instruments, which are measured at fair value. In general, historical cost is based on the fair value of the consideration given in exchange for the assets.

Fair value is the price that would be received to sell an asset or paid to transferred a liability in an orderly transaction between market participants as of the measurement date, irrespective of whether such price is directly observable or estimated using another valuation technique. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2: valuation techniques for which the lowest level input that is significant to their value measurement is directly or indirectly observable; and

•	Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Classification into current and non-current:

The Group presents assets and liabilities in the consolidated statement of financial position classified as current and non-current.

Assets are classified as current when the Group:

a)	expects to realize the asset, or intends to sell or consume it, during its normal operating cycle;

b)	holds the asset primarily for the purpose of trading;

c)	expects to realize the asset within twelve months after the reporting period; or

d)	the asset is cash or cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All the other assets are classified as non-current.

Liabilities are classified as current when the Group:

a)	expects to settle the liability during its normal operating cycle;

b)	holds the liability primarily for the purpose of trading;

c)	the liability is due to be settled within the twelve months after the reporting period; or

d)	does not have an unconditional rights to defer settlement of the liability for at least the twelve months after the reporting period.

All the other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities in all cases.

Year-end date:

The Group’s fiscal year commences on January 1 and ends on December 31 each year.

Currency

The consolidated financial statements are presented in thousands of Argentine Pesos ($), the currency of legal tender in the Argentine Republic, and which is the functional currency of the Group.

Use of estimates

The preparation of consolidated financial statements requires the Group’s management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The description of the estimates and significant accounting judgments made by the Group’s Board in the application of accounting policies as well as areas with a higher degree of complexity that require the exercise of judgment are disclosed in Note 4.

The Group’s significant accounting policies are described below.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

2.4 Standards and Interpretations issued but not yet effective

The following is a detail of the standards and interpretations that are issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements. The Group intends to adopt these standards, if applicable, when they become effective.

•	New and amendments to the references of the Conceptual Frameworks of several standards

The IASB introduced changes into a set of standards when it issued the Conceptual Framework in March 2018 establishing financial concepts and prepares a set of standards for financial reporting preparers in a manner such as to help financial information users to improve their comprehension of this information. Amendments are effective for the fiscal years starting on January 1, 2020. The management of the Company does not anticipate that the application of these amendments will have a material impact on the Group’s consolidated financial statements.

•	Amendments to IFRS 3—Business definition

In October 2018, IASB issued changes into the definition of a business in the IFRS 3 “Business Combinations” to help entities to determine if an acquired group of activities and assets is a business or not. These amendments clarify the minimum requirements for a business, suppress the evaluation of whether the market participants are capable of replacing missing elements, add guidance to help entities to evaluate if an acquired process is substantive, reduce the definitions of a business and of P&L and introduce an optional test of fair value concentration. The above-mentioned amendments are effective for the fiscal years starting on January 1, 2020. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements.

•	IFRS 17—Insurance contracts

In May 2017, the IASB issued the IFRS 17 “Insurance contracts”, a new comprehensive financial reporting standard for the Insurance contracts which covers the recognition, assessment, presentation and disclosure. Once in force, IFRS 17 shall replace IFRS 4 which was issued in 2005. The IFRS 17 applies to all the types of insurance contracts (that is, life insurance, non-life insurance, direct insurance and reinsurance), irrespective of the type of entities that issue such policies as well as certain guarantees and financial instruments with certain characteristics of discretional participation. IFRS 17’s overall objective consists in the supply of an accounting model for the insurance contracts that should be more useful and systematic for the insurance companies. In contrast to the requirements of IFRS 4, which are based, to a large extent, on the enhancement of local accounting policies, the IFRS 17 provides a comprehensive model for the insurance contracts that deals with all relevant accounting aspects. The IFRS 17 is in force for the fiscal years starting on January 1, 2021. Since the Company is not engaged in insurance industry, the management of the Company does not anticipate that the application of these standard will have impact on the Group’s consolidated financial statements.

•	Amendments to IAS 1 and IAS 8—Definition of material information

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material information” through the standards and clarify certain aspects of the definition. The new definition lays down that “Information is material if omitting, misstating or hiding it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments are effective as from the fiscal years starting on January 1, 2020. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements.

•	Amendments to IFRS 9, IFRS 7 and IAS 39

In September 2019, IASB issued amendments to the IFRS 9, IAS 39 and IFRS 7 “Financial Instruments: Disclosures”, which concludes Phase I of its work to respond to the effects of changes to interbank offered rates (“IBOR”) concerning financial information.

The amendments allow hedge accounting to continue during the period of uncertainty before the replacement of an existing benchmark interest rate for a risk-free alternative interest rate. These changes are effective as from the fiscal years starting on January 1, 2020. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

New and amendment standards and interpretations

The Group has adopted all the improvements and new standards and interpretations issued by IASB that are relevant to its operations and which are effective as of December 31, 2019.

Starting on January 1, 2019, the Group adopted the following standards:

•	IFRS 16: Leases

IFRS 16 supersedes IAS 17, Leases, IFRIC 4, Determining whether and Arrangement contains a Lease, SIC 15, Operating Leases-Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 lays sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires leases to recognize most leases on the balance sheet.

Lessors accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify the leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Group is the lessor.

The Group adopted the IFRS 16 using the modified retrospective method of adoption, with the date of initial application of January 1, 2019. The Group elected to use the practical expedient to not reassess whether a contract is, or contains, a lease as of January 1, 2019. Instead, the Group applied the standard only to the contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contacts that, at the commencement date, have a lease term of twelve months or less and do not contain a purchase option (short-term leases) and lease contracts for which the underlying asset is low-value (low-value assets). The nature and the effect of the changes as a result of the adoption of this new accounting standard are described in Note 14.

•	IFRIC 23: Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12, Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include the requirements relating to interest and penalties associated to with uncertain tax treatments. The interpretation specifically addresses the following:

a)	Whether an entity considers uncertain tax treatments separately.

b)	The assumptions an entity makes about the examination of treatments by the tax authorities.

c)	How an entity determines taxable profit (tax loss), taxable bases, unused tax losses, unused tax credits and tax rates.

d)	How an entity considers changes in facts and circumstances.

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better estimates the resolution of uncertainties. The Group does not believe that is has significant uncertain tax treatments have, therefore, the interpretation did not have an impact on the consolidated financial statements of the Group.

•	Amendments to IFRS 9: Prepayment features with negative compensation

Under the IFRS 9, a debt instruments can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments did not have an impact on the Group’s consolidated financial statements.

•	Amendments to IAS 28: Long-term interest in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28, Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture.

•	Improvements in the 2015—2017 cycle

Amendments to IFRS 3: Business combinations

The amendments clarify that, when an entity obtains control over a business that is a joint venture the requirements that apply are those of a business combination attained in stages, including the measurement of interests previously maintained in assets and liabilities in the joint venture at fair value. Upon doing as much, the acquirer conducts a remeasurement of the interest in a joint business owned before the transaction. These amendments did not have an impact on the Group’s consolidated financial statements because there is no transaction covered.

Amendments to IFRS 11: Joint arrangements

An entity that participates but does not have joint control over a joint arrangement could have joint control over the joint arrangement in which the activity of the joint arrangement is a business as defined in IFRS 3. The amendments clarify that the ownership interests maintained in that joint venture are not re-measured. These amendments did not have an impact on the Group’s consolidated financial statements in so far as there is no transaction covered.

Amendments to IAS 23: Borrowing costs

These amendments clarify that an entity must treat any borrowing originally taken for the development of an eligible asset that is pending payment after the asset is ready for prescribed use or sale as a part of generic borrowings. The Group is applying the provisions of this standard to the funding obtained for the construction of its new plant, all the borrowings are identified to an eligible asset until the settlement of the respective borrowing or the start-up of the plant as from the second half of 2020. The practice adopted by the Group is in line with these amendments.

2.5 Bases of consolidation

These consolidated financial statements include the financial statements of the Company and of the Company’s controlled companies (its subsidiaries or controlled companies or affiliates). The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three control elements listed in the preceding paragraph.

Generally, there is a presumption that the majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all the relevant facts and circumstances in assessing whether it has power over the investee, including:

•	The Group’s voting right ownership percentage, vis-à-vis the size and dispersion of percentages held by other shareholders voting rights and potential voting rights;

•	Potential voting rights maintained by the Group, other shareholders or other parties;

•	The contractual arrangement(s) with the other vote holders of the investee; and

•

Any and all additional events or circumstances that set forth that the Group has, or does not have, at present, the ability to direct the relevant activities of the investee at a time when decisions are made.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, revenues and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date when the Group obtains control until the date when the Group ceases to control the subsidiary.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Profit or loss and each component of other comprehensive income are attributed to the Group’s owners and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intra-group assets, liabilities, equity, income, expenses and cash flows related to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

The consolidated information disclosed in these consolidated financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			2019	2018	2017
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
Yguazú Cementos S.A.	Marketing, selling and manufacture construction materials	Paraguay	51.00	51.00	51.00

(1)	Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information for Group subsidiaries with material non-controlling interests. The summarized information below does not include intragroup eliminations due to consolidation.

a)	Yguazú Cementos S.A.

	2019	2018
Current assets (1)	2,270,451	1,966,481
Non-current assets	5,604,624	6,335,157
Current liabilities (2)	798,455	1,155,174
Non-current liabilities (2)	2,656,224	3,295,021
Equity attributable to the owners of the company	2,254,476	1,964,300
Non-controlling interests	2,165,920	1,887,143

(1)	Includes 1,262,959 and 878,262 in Cash and cash equivalents as of December 31, 2019 and as of December 31, 2018, respectively.
(2)	Includes the financial borrowings described in Note 25.

	2019	2018	2017
Net revenues	3,875,695	3,601,539	2,617,879
Financial results, net	(289,511)	(348,788)	(165,224)
Depreciations	(578,759)	(525,009)	(387,808)
Income tax	(70,377)	(48,818)	(27,974)
Profit for the year	749,413	546,272	501,248

	2019	2018	2017
Net cash generated by operating activities	1,690,944	892,401	637,033
Net cash used in investing activities	(102,234)	(122,677)	(126,893)
Net cash used in financing activities	(1,153,942)	(485,063)	(835,868)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

b)	Ferrosur Roca S.A.

	2019	2018
Current assets	871,776	1,089,003
Non-current assets	2,221,041	2,781,400
Current liabilities	2,456,055	2,483,874
Non-current liabilities	312,678	241,231
Equity attributable to owners of the company	259,268	916,238
Non-controlling interests	64,817	229,059

	2019	2018	2017
Net revenues	3,646,421	3,980,359	4,030,339
Financial results, net	(629,549)	(139,298)	(35,514)
Depreciations	(617,810)	(580,899)	(428,492)
Income tax	59,122	220,830	(81,850)
Loss for the year (*)	(812,933)	(170,838)	(86,101)

(*)	Net loss as of December 31, 2019 includes the elimination of intragroup related parties’ transactions for 347,062.

	2019	2018	2017
Net cash generated by / (used in) operating activities	295,950	(266,488)	384,436
Net cash generated by / (used in) investing activities	54,605	(416,651)	(646,724)
Net cash (used in) / generated by financing activities	(316,514)	674,960	256,693

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue recognition

The Group is engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates. The Group also operates the Ferrosur Roca concession with approximately 3,100 km of railroads in four provinces of Argentina, that links five of Group’s production facilities (Olavarría, Barker, Ramallo, Zapala and L’Amalí) with the LomaSer, Solá and Bullrich distribution centers that are located near major consumption centers, such as the Greater Buenos Aires metropolitan area. In addition, the Group is engaged in the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements (in general, they are not written) where the Group may identify the right of each one of the parties, the terms of payment and the agreement is commercial in nature.

3.1.1 Sale of goods

Revenues from agreements with customers are recognized when control over goods is transferred to the customer for an amount that reflects the consideration that the Group expects to be entitled to in exchange for such assets or services. The customer obtains control of the goods when significant risks and rewards of products sold are transferred in accordance with the specific terms of delivery that are agreed with the customer. Revenues from the sale of goods are measured at fair value of the consideration received or to be collected, which the price specified in the invoice, net of commercial discounts. No financing components are considered in the transaction since credit terms average from 20 to 35 days, depending on the specific terms agreed upon by the Group which is consistent with market practices.

Some agreements with clients offer commercial discounts or volume-based discounts. If revenues cannot be reliably measured, the Group defers recognition of income until the uncertainty is resolved. However, in general, performance obligations are met upon the delivery of the goods sold, at which time, both the price and any discount are specifically agreed between the parties. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and measured using the expected method or the most likely amount.

The products sold by the Group in general are not returned by customers once they have been accepted and quality approved. Such approval is obtained the time of delivery.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

3.1.2 Services rendered

The Group provides transportation services along with the sale of cement, concrete, limestone and aggregates. Revenues from transportation services is recognized at the time services are provided, which is usually when revenues from the sale of the transported good is recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.

Revenues from freight railway services and waste recycling services are recognized at the time such services are rendered.

3.2 Goodwill

The goodwill recorded by the Group corresponds to the acquisition of Recycomb S.A.U. and it is measured at cost restated at the end of the reporting period in accordance with Note 2.2.

In accordance with IFRS 3, Business Combinations, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized, but rather tested for impairment on an annual basis. For purposes of conducting the impairment test, goodwill is allocated to each of the Group’s cash generating units that expected to benefit from the synergies of the combination. Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

Any goodwill impairment loss is recognized directly in profit or loss.

Upon disposal of cash generating unit to which goodwill has been allocated, such goodwill is included in the determination of the profit or loss on disposal.

For the years ended December 31, 2019, 2018 and 2017, the Group has not recognized any impairment loss.

3.3 Investments in other companies

These are investments in which the Group has no significant influence. Given that these equity investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, these investments are measured at the cost restated at the end of the reporting period, less any impairment loss.

3.4 Leases

The Group adopted IFRS 16 on January 1, 2019. The nature and the effect of the changes as a result of the adoption of this new accounting standard are described in Note 14.

The following describes the accounting policy applied by the Group to the lease agreements before the adoption of IFRS 16.

Leases were classified as finance leases whenever the terms of the lease substantially transferred all the risks and rewards of the ownership to lessee. All other leases were classified as operating leases.

The Group as the Lessor

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The Group as the Lessee

a) Finance leases: assets held under finance leases were initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor was included in the consolidated statement of financial position as a finance lease obligation.

Lease payments were apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they were directly attributable to qualifying assets, in which case they were capitalized in accordance with the Group’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

b) Operating leases: operating lease payments were recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases were recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives were recognized as a liability. The aggregate benefit of incentives was recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis was more representative of the time pattern in which economic benefits from the leased asset are consumed.

Upon the application of IFRS 16, the Group has adopted a new accounting model for the recognition and measurement of all the leases, as described below.

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as the Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use assets

The Group recognizes a right of use asset at the commencement date of the lease (i.e. the date when the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted to reflect any remeasurement of liabilities and to recognize the changes in the purchasing power of currency pursuant to the provisions of IAS 29. The cost of the right of use assets includes the amount of the lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right of use assets are subject to impairment. See Note 3.10.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the term of the lease. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives received, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable payments that do not dependent on an index or a rate and are recognized in the consolidated statement of profit and loss and other comprehensive income (unless they are incurred to produce inventory) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Interest expense on the lease payments is recorded by the Group in the consolidated statement of profit or loss and other comprehensive income for fiscal year (See Note 14).

The Group as the Lessor

As previously described, the adoption of IFRS16 had no impact on the recognition and measurement of the leases when the Group is the lessor.

3.5 Foreign currency and functional currency

These consolidated financial statements are presented in Argentine Pesos (Argentina’s currency of legal tender), which is also the functional currency (the currency of the primary economic environment in which an entity operates) of the Group and all the companies with domicile in the Argentine Republic. In the case of the subsidiary Yguazú Cementos S.A., located in Paraguay, its functional currency is the Guaraní.

For purposes of presentation of these consolidated financial statements, the assets and liabilities from the Group’s foreign operations are translated to Pesos at foreign exchange rates prevailing at the end of the reporting period and their statement of profit or loss and other comprehensive income are translated at the average foreign exchange rate for each month, unless the corresponding foreign exchange rate has fluctuated significantly during the month, in which case, the exchange prevailing on the date of the transaction is used. Gain or losses on exchange differences on translation of foreign operations are recognized in other comprehensive income and are accumulated in shareholders’ equity (and are attributed to non-controlling interests, as applicable).

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the foreign exchange rate prevailing at the end of the reporting period.

On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

The Group’s assets and liabilities denominated in foreign currency are translated to the Pesos at the exchange rates at the end of the reporting period.

Foreign exchange gains / (losses) from monetary items are recognized in profit and loss for the year, net of the effect of inflation, except for those stemming from borrowings denominated in foreign currency to finance qualifying assets, such as construction in progress, in which case, they are capitalized as part of the carrying amount of the asset, as they are considered to be an adjustment to the costs for interest on said borrowings denominated in foreign currency.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

3.6 Borrowing costs

Borrowing costs, net of the effect of inflation directly attributed to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of the asset until the assets are ready for use or sale.

Income earned on short term investments in specific outstanding borrowings to finance the construction of qualifying assets is deducted from the borrowing costs that may qualify for capitalization.

All the other borrowing costs are recognized in profit or loss when incurred, net of the effect of inflation on the liabilities that generated them.

3.7 Taxation

3.7.1 Income tax

Argentina

The Group assesses the income tax charge to be recorded in accordance with the deferred tax method, which considers the effect of temporary differences originating in the different basis for measuring assets and liabilities according to accounting and tax criteria and of the existing net losses and unused tax credits susceptible of deduction of future taxable income computed by considering the tax rate in force which at present is 30% in Argentina. This tax rate had been set forth by Law No. 27.430 until the fiscal year ended in December 2019, dropping to 25% as from January 1, 2020. Pursuant to the Reform introduced by Law No. 27.541 (Official Gazette 12/23/19) the changes in tax rates that had been prescribed were suspended and a decision was made to maintain the original 30% tax rate up to the fiscal years starting on January 1, 2021 inclusive. A literal interpretation of the reform would be that the last year-end dates that will be subject to the 30% tax rate would be the fiscal years ended on December 31, 2021 (that is, those beginning as from January 1, 2021, inclusive), and that the 25% tax rate would come into force for the fiscal years starting as from January 1, 2022, inclusive.

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

3.7.1.1 Current taxes

Current tax payable is based on the taxable profit for the fiscal year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit and loss and other comprehensive income because of items of income, or expenses that are taxable or deductible in other years and items that will never be taxable or deductible. The Group’s liability for current tax is calculated using the tax rates that have been substantially enacted at the end of the reporting period.

3.7.1.2 Deferred taxes

Deferred tax is recognized on temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding used in the computation of taxable profit. Deferred tax liabilities are generally recognized, for all the taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amounts of deferred tax assets are reviewed at the end of each fiscal year and derecognized to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the end of the reporting period. Measurement of deferred tax liabilities and deferred tax assets at the end of reporting period reflects the tax consequences that would stem from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred tax assets and deferred tax liabilities if and only if a) it has legally enforceable right to set off current taxes and current liabilities and b) the deferred tax assets and liabilities relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities and the Group intends either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that there is probable that there will be sufficient taxable profit against with to utilize the benefits of temporary differences and they are expected to reverse in the foreseeable future period.

3.7.1.3 Current and deferred taxes

Current and deferred taxes are recognized in the statement of profit and loss and other comprehensive income.

Current and deferred taxes are recognized in the profit and loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively. When current tax or deferred taxes arise from a business combination, the tax effect is included in the accounting for the business combination.

3.7.2. Personal asset tax—Substitute responsible

In Argentina, individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to personal asset tax of 0.25% over of the value of any shares or the American Depositary Shares issued by Argentine entities, held as of December 31 of each year. The tax applies to the Argentine issuers of said shares, who must pay for this tax in substitution for the relevant shareholders and it is based on the equity value (following the equity method), or the book value of the shares derived from the most recent financial statements as of December 31 of each year. In accordance with the Personal Asset Tax Law, the Group is entitled to obtain a reimbursement of the tax paid from the shareholders levied with the above-mentioned tax through the reimbursement mechanism that the Group deems advisable.

As of December 31, 2019 and 2018, the Company carries the following receivables in this respect 13,492 and 5,015, respectively.

3.7.3. Tax reform in Argentina

The Tax Reform Law No. 27,430, modified in turn by Law No. 27,468 prescribes the following in connection with the adjustment to reflect the effects of inflation for tax purposes to become effective for the fiscal years commencing on January 1, 2018: (a) the adjustment shall be applicable in the fiscal year in which a CPI variation in excess of 100% is verified during the thirty-six months previous to the closing date of the fiscal year being calculated; (b) as regards the first, second and third fiscal years as from its coming into force, this procedure shall apply in the event of the variation in such index, calculated as from the beginning and until the close of each of such fiscal years exceeds a 55%, 30% and 15% for the first, second and third year of application, respectively and (c) that the adjustment to reflect the effects of inflation for tax purposes —be it a gain or a loss— as applicable, corresponding to the first, second and third fiscal year commencing as from January 1, 2018 that has to be calculated if the hypotheses contemplated in the preceding sub-sections (a) and (b) are verified shall be computed as follows: one third in that fiscal period and the remaining two thirds, in equal parts, in the immediately following two fiscal periods.

With the enactment on December 21, 2019 of Law No. 27,541 entitled “Social Solidarity and Productive Reactivation in the framework of a Public Emergency Situation” there was a change in the computation of the inflation adjustment for tax purposes, with it being fixed at one sixth in the fiscal

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

period and in the remaining five sixths, in equal parts, in the immediately following five fiscal periods, which have been recognized as deferred liabilities to be charged against deferred tax in the statement of profit and loss and other comprehensive income.

Given that as of the closing date of the fiscal year herein reported, the conditions have been satisfied for application of the inflation adjustment for tax purposes, current and deferred income tax for the year ended on December 31, 2019, have been recorded incorporating the effects stemming from their application.

Revaluation of certain assets for tax purposes

The Tax Reform Law No. 27,430 signed into law by the Argentine Executive Branch on December 29, 2017 enables the exercise of the option to revalue, for tax purposes and on a one-off basis, certain assets owned by the taxpayer and existing at the end of the first fiscal year closed after December 29, 2017, the date of coming into force of the law, continuing afterwards with the adjustment of assets revalued on the basis of percentage variations in the consumer price index supplied by the Argentine Official Statistics Office [INDEC] in line with the scales prepared to that end by the Argentine tax authorities [AFIP]. The exercise of the option entails payment of a special tax concerning all the revalued assets in accordance with the tax rates established for each type of asset and confers the right to deduct, upon calculating income tax, a depreciation that incorporates the installment corresponding to the amount of the revaluation.

Those who exercise the option to revalue their assets in accordance with the provisions in Law No. 27.430 must (i) waive their right to commence any court case or administrative proceedings whereby the petitioner claims, with tax purposes, the application of adjustment proceedings in any nature until the date of the first fiscal year whose closing date falls subsequent to the coming into force of this law, and (ii) abandon the actions and rights invoked in proceedings commenced in connection with previously closed fiscal years. Additionally, the computation of the amortization of the revaluation amount or its inclusion as the computable cost of a disposal in the income tax assessment shall entail, for the fiscal year in which such computation is performed, a waiver of any claim for adjustment.

In this respect, the Group opted to revalue its property, plant and equipment for tax purposes. The revaluation amount was 661,680 and the special tax was 66,168 (amounts stated in nominal figures) and it has been charged to the statement of profit or loss and other comprehensive income, in the current income tax line item as of December 31, 2019. In addition, as of December 31, 2019, a deferred tax asset in the amount of 255,784 has been recognized in relation to this adjustment.

3.8 Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods and services, including capitalized stripping and quarry exploitation costs mentioned in Note 3.18, or for administrative purposes are recorded at cost restate in constant currency at the end of the reporting period, in accordance with Note 2.2., minus depreciation and any accumulated impairment loss.

The Company holds spare parts that are expected to be used to replace parts of property, plant and equipment and are expected to increase the related asset’s useful life for a period exceeding twelve months. These spare parts are classified in property, plant and equipment and not in inventories.

Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, minus any impairment loss already recognized. Cost includes professional fees and borrowing costs on qualifying assets, in accordance with the Group’s accounting policies. Depreciation on assets under construction only commences when such assets are ready their intended use.

Property, plant and equipment are depreciated, except for the land and assets under construction, over their estimated useful lives using the straight-line method. The estimated useful life, the residual value and the depreciation method are reviewed at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Right of use assets are depreciated on a straight-line basis over the shorter of the lease term or and the estimated useful life of the assets.

Land is not subject to depreciation.

Gain or loss from the disposal or write-off of an item of property, plant and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the asset and it is recognized in the profit and loss.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

3.9 Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost restated in constant currency at the end of the reporting period, as described in Note 2.2, less accumulated depreciation and any accumulated impairment losses.

The estimated useful life and the depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. Intangible assets with an indefinite useful life that are separately acquired are carried at cost restated in constant currency at the end of the reporting period, less accumulated impairment losses.

Intangible assets are derecognized when no future economic benefits are expected from their use or disposal. Gains or losses from the derecognized of an intangible asset, is determined as the difference between the net disposal proceeds and the carrying amount of the asset and it is recognized in the profit and loss when the asset is derecognized.

3.10 Impairment of tangible and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets in order to assess if there is any indication that an asset might be impaired.

If any indication exists, the Group estimates the asset’s or the cash generating unit recoverable amount. An asset’s recoverable amount is the higher of an assets or CGU’s fair value less cost of disposal and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks that are specific to the asset. Cash generating units are the ones defined in Note 32.

Intangible assets not yet available for use are subject to impairment tests at least once a year and in so far as there are indications that the asset may have been impaired.

When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset if considered impaired and it is written down to its recoverable amount. Impairment losses are immediately recognized in profit or loss.

A previously recognized impairment loss is reversed, only if there has been a change in the assumptions used to determine the asset’s or of the CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset or CGU in prior years. Impairment loss reversals are immediately recognized in profit loss.

3.11 Inventories

Inventories are stated at the lower of cost restated in constant currency at the end of period in accordance with Note 2.2 and net realizable value. Costs of inventories are determined using the weighted average price method. The net realizable value is the estimated price of sale less estimated costs to conclude such sale.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials and spare parts: at cost as on a weighted average price method. Cost is determined at each the plants of the Group.

•	Finished goods and in work in progress: at the cost of direct materials and labor plus a proportion of manufacturing overheads based on normal operating capacity, but excluding borrowing costs.

The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In assessing recoverable amounts of inventories, slow-moving inventories are also considered.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

3.12 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

Estimated amounts of the obligation are based on the expected outflows that will be required to settle such obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability.

When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset (a receivable), but only when the reimbursement is virtually certain and the amount of the receivable can be reliably measured.

The Group uses the opinion of its legal advisors to the determine if a provision should be recorded as well as to estimate the amounts of the obligations.

Environmental restoration

Under legal provisions and the Group’s practices, the land used for mining and quarries are subject to environmental restoration.

In this context, provisions are recognized in those cases that they could be determined, in order to afford the estimated expenses for the environmental recovery and restoration of the mining areas. These provisions are recorded simultaneously with the increase in value in the underlying asset and the relevant depreciation of the assets involved is recognized in profit and loss prospectively.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the passage of time and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Group discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

In addition, the Group follow the practice of progressively restoring the freed areas by the removal of quarries using the provisions recognized for that purpose.

3.13 Financial instruments

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

Interest and financial income are recognized to the extent the effective interest rate is accrued.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

3.14 Financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

According to the provisions under IFRS 9 “Financial instruments”, the Group classifies for purposes of subsequent measurement, its financial assets into two categories:

•	Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

In addition, for the assets that satisfy the conditions mentioned above, IFRS 9 provides the option of designating the financial asset at initial recognition, at fair value if in doing so it eliminates or significantly reduces an inconsistency in valuation or recognition that would have arisen if the valuation of the assets or liabilities or the recognition of their income or loss were effected on different bases.

The Group has not designated any financial asset at fair value using this option. At the date of closing of these consolidated financial statements, the Group’s financial assets at amortized cost comprise certain accounts receivable, trade and other receivables.

•	Financial assets at fair value through profit or loss

If one of the criteria mentioned above were not satisfied, the financial asset is classified as an asset measured at “fair value through profit or loss”.

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss and other comprehensive income.

The Group’s financial assets at fair value through profit or loss comprise mutual funds and Government securities, classified as current investments.

Recognition and measurement

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group reclassifies all investments in debt instruments only when there’s a change in the business model used to manage said assets.

Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as expenses in profit or loss and other comprehensive income. Financial assets at fair value through profit or loss are carried at fair value, with net changes in fair value recognized in profit or loss. Gains and losses on the sale of financial assets at fair value through profit or loss are also recognized in profit or loss in “Financial results, net” in the statement of profit or loss or other comprehensive income. The Group typically uses the transaction price to determine the fair value of a financial instrument at the time of initial recognition.

Derecognition

Purchases and sales of financial assets are recognized on the date when the Group undertakes to purchase or sell the asset. The financial asset are de-recognized when:

•	The rights to receive cash flows from the asset have expired, or

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: a) the Group has transferred substantially all risks and rewards of the asset or b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Upon derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Upon derecognition of a financial asset other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognized on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

Financial asset impairment

At the end of the year, the Group assesses if there is objective evidence of impairment of a financial asset or group of financial assets measured at amortized cost. Impairment is recorded only if there is objective evidence of the impairment as a consequence of one or more events occurred after the initial recognition of the asset and said impairment may be reliably measured.

For trade receivables, the Group applies a simplified approach in calculating expected credit losses. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime expected credit losses at each reporting period date. The Group has established a provision matrix that is based on its historical credit loss experience. For this purpose, evidence of impairment includes hints that debtors or a group of debtors are experiencing major financial difficulties, non-performances or arrears in payments of principal or interest, the likelihood that they shall be declared bankrupt or in reorganization proceedings and when such observable details indicate that there is a decrease in the estimated future cash flows.

The amount of the impairment is measured as the difference between the book value of the asset and the present value of estimated future cash flows (to the exclusion of future loan losses not incurred) discounted at the original effective interest rate of the financial asset. The book value of the asset is written down and the amount of the loss is recognized in the statement of profit and loss and other comprehensive income. As a practical measure, the Group may measure impairment on the basis of the fair value of an instrument, using an observable market price. If, in a subsequent period, the impairment amount decreases and such reduction is related to an event taking place after the original impairment, the reversal of the impairment loss is recognized in the consolidated statement of profit and loss and other comprehensive income.

Offsetting of financial instrument

Financial assets and financial liabilities are offset if there is a currently enforceable legal right to offset the recognized amounts and when there is an intent to settle on a net basis, to realize the asset and settle the liability simultaneously.

3.15 Ferrocarril Roca Management Trust

The 100% ownership interest in the Ferrocarril Roca Management Trust is recorded at cost, which is the amount of the contributions made, net of trust expenses plus net financing profit or loss accrued until the end of the fiscal year.

The following unconsolidated structured entity refers to the entity that is not controlled by Ferrosur Roca S.A. (Note 39).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Below if the financial information of Ferrocarril Roca Management Trust, which has not been consolidated by the Group:

	2019	2018	2017
Current assets	104,416	86,126	116,091
Current liabilities	165	114	2,287

Equity	104,251	86,012	113,804

Loss for the fiscal year	(9,656)	(8,718)	(44,585)

3.16 Financial liabilities and equity instruments

i)	Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual agreement and the definitions of financial liabilities and equity instruments.

ii)	Equity instruments

An equity instrument consists in a contract evidencing a residual ownership interest over an entity’s net assets. Equity instruments issued by the Group at the amount of proceeds received, net of direct issuance costs.

The repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss stemming from purchases, sales, issuance or cancellation of the Group’s own equity instruments.

Capital stock and other capital related accounts

a)	Capital and share premium

It comprises the contributions made by the shareholders represented by outstanding shares at nominal value.

b)	Adjustment to capital

Adjustment to capital includes the effects of changes in the purchasing power of the Argentine Peso until December 31, 2019, in accordance with Note 2.2. The “Capital” account represents the nominal value of capital and the effect of the restatement to constant currency is included in the “Adjustment to capital” account.

“Adjustment to capital” may not be distributed in cash or in kind. However, it can be capitalized by issuing additional shares. In addition, the adjustment may be used to offset accumulative losses according to absorption of order, as explained below, in “Accumulated earnings”.

c)	Merger premium

This reflects the recognition of premiums originated in mergers, mainly from the merger with Ecocemento S.A. and Compañía de Servicios a la Construcción S.A. in the years 2002 and 2010, respectively. The 2015 merger was recognized at book value. Merger premium balances were restated in constant currency at the end of the reporting period as described in Note 2.2. from the respective merger dates.

d)	Other capital adjustments

In the fiscal year ended on December 31, 2016, an amount of $403,406,965 was recorded reflecting the excess of the consideration transferred for the acquisition of 16% ownership interest in Yguazú Cementos S.A. to our parent company InterCement Brasil S.A. over the book value recorded by such entity. During 2017, the Company acquired a 2.36% interest in Cofesur S.A.U. approved by the federal government in March 2017. Given that the shares had been acquired from Camargo Corrêa S.A., a related party, the Group applied the policy for acquisitions under common control and recognized the ownership interest at its book values, computing the excess of the value for the purchase over such values within “Other

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

capital adjustments”. In the course of this fiscal year, on April 25, 2018, the Shareholders’ Meeting resolved to absorb the negative balance carried by the “Other capital adjustments” account with the share premium account.

e)	Legal reserve

In accordance with the provisions under Law No. 19,550, the Group must appropriate 5% of income for the year, plus adjustments of previous fiscal years, transfers of other comprehensive income to retained earnings and accumulated losses from previous fiscal years, until it reaches a 20% of the sum of the balances of “Capital” and “Adjustment to capital” accounts.

The Legal reserve has been maintained at nominal value at January 1, 2016 and, as from that date, it has been restated in constant currency at the end of the reporting period as described in Note 2.2, considering the movements taking place each fiscal year.

f)	Environmental reserve and future dividends reserve

This corresponds to the reserve created by the Group’s shareholders for future use on environmental matters and dividend distributions, respectively. These two reserves have been maintained at nominal value at January 1, 2016 and, as from that date, they have been restated in constant currency at the end of the reporting period as described in Note 2.2. considering the movements for each fiscal year.

g)	Accumulated other comprehensive income

This includes income and losses recognized directly in equity and transferred from equity to the income and loss or to retained earnings as defined in IFRS.

Exchange difference on translating foreign operations

This corresponds to the effect of the translation the subsidiary Yguazú Cementos S.A.’s financial statements to the Group’s functional currency in the manner set forth in 3.5.

h)	Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision made by the Shareholder’s meeting, while not subject to legal restrictions. This comprises profit or loss from previous fiscal years that were not distributed, the amounts transferred from other comprehensive income and the adjustments of previous fiscal years by application of new accounting standards.

Unappropriated results as of January 1, 2016 were determined by detracting them from shareholders’ equity and from then onwards, they were stated in constant currency at the end of the reporting period as described in Note 2.2. considering the movements taking place each year.

i)	Non-controlling interests

This corresponds to the ownership by non-controlling interests, as follows:

•	As of December 31, 2019: Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%), accounting for the ownership interests that are not in the possession of Loma Negra C.I.A.S.A.

•	As of December 31, 2018: Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%), accounting for the ownership interests that are not in the possession of Loma Negra C.I.A.S.A.

•	As of December 31, 2017: Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%), accounting for the ownership interests that are not in the possession of Loma Negra C.I.A.S.A.

iii)	Financial liabilities

Financial liabilities are classified as at fair value through profit or loss or other financial liabilities.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Financial liabilities at fair value through profit or loss

A financial liability at fair value with changes through profit or loss is a financial liability classified either as held for trading or at fair value with changes through profit or loss. Financial liabilities are classified as held for trading if:

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

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss includes any interest paid on the financial liability and is included in the other financial results. Fair value is determined in the manner described in Note 33.

A financial liability other than a financial liability held for trading or contingent consideration that may be paid by an acquirer as a part of a business combination may be designated as a liability at fair value with changes through profit and loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

The financial liability forms is part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It is forms part of a contract containing one or more embedded derivates, and IFRS 9 permits the entire combined contract to be designated at fair value through profit and loss.

Other financial liabilities

Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of costs directly attributable to the transaction.

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method, with interest income recognized based on the effective yield.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer its settlement for more than twelve months from the consolidated financial statements date.

iv) Financial liabilities in foreign currency

The fair value of financial liabilities denominated in foreign currency is determined in that foreign currency and then translated at the exchange rate prevailing at the end of each reporting period. The foreign currency component forms part of its profit or loss at fair value.

In the case of the debt instruments denominated in foreign currency classified at amortized cost, determination of exchange differences is based on the asset amortized cost and recognized under “Exchange rate differences” (Note 10), in the caption “Financial results, net” in the statement of profit or loss and other comprehensive income.

v) Derecognition of a financial liability

The Group derecognizes a financial liability if, and only if, the Group’s liabilities expire, are discharged or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

3.17 Short- and long-term employee benefits

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

The liabilities recognized with respect to other long-term employee benefits (severance payment plans) are measured at the present value of estimated future cash outflows expected to be paid by the Group.

On January 24, 2018, the Board of Directors approved the implementation of an incentive program calculated on the basis of the Group’s ADS (the “Program”). The purpose of this Program is to attract and retain certain high-ranking employees who satisfy certain eligibility criteria, in the search for aligning the Group’s and its shareholders’ long-term interest.

The Program consists in granting options over a quantity of the Group’s virtual ADS (which shall not be shares issued in the terms of the Argentine General Companies’ Law) (the “Virtual Shares”) granted in the framework of an annual plan to grant options (the “Plan”) together with the option to exercise the benefits granted under the Program with respect to the quantity of Virtual Shares granted (the “Option”) which is formalized through the execution and delivery of the plan by the Group and the participant (the “Date of Grant”). The Purpose of Granting the Plan shall be an economic benefit on a given quantity of Virtual Shares that consists in the difference between the value of each Virtual Share in US Dollars at the date of exercising the Option minus the value of each Virtual Share in US Dollars at each Date of Option Grant, multiplied by the quantity of Virtual Shares exercised and converted into Argentine Pesos in accordance with the average of the official quotation between the purchase and sale of the last 60 days before the date of payment of the benefit. The Date of exercise of the Options may be from the Date of Grant and at the expiration of the second anniversary up to 34%; after the third anniversary 67% and at the end of the fourth anniversary, 100%. The term for exercising the options shall be of up to a maximum term of 5 years from the Date of Grant and the Economic Benefit shall have established certain limits for each Participant defined in each Plan. In addition, the Program establishes grounds for forfeiture of the Options as, for instance, resignation, dismissal for cause, retirement or no-cause dismissal with some possible exceptions. On annual basis, in each Plan a certain quantity of Participants will be approved, the quantity of Virtual Shares to be granted, the dates of grant of the Options and the Date of the Grant.

At the end of the reporting period of these consolidated financial statements, such Program has been deployed and implemented. A liability has been recorded to reflect the fair value of the transactions involving stock-based payments as they are settled in cash. Such fair value is determined at the end of the reporting period through the date when the award is settled. To calculate fair value, the Group uses the Black-Scholes valuation method. Changes in fair value are recorded as an expense during the vesting period, in the “Salaries, wages and social security contributions” line item in the consolidated statement of profit or loss and other comprehensive income and the related liability in the caption “Salaries and social security payables” in the consolidated statement of financial position (Note 19).

3.18 Stripping costs and quarry exploitation

As part of its mining operations, Group incurs stripping (waste removal) costs during the initial development phase of the open-pit quarries and production phase of its operations. Stripping costs incurred in the developments phase are capitalized as part of the cost of construction of the mine in property, plant and equipment, and are subsequently depreciated over its estimated useful life using the units of production method. Under the units of production method the Group uses the estimated proven reserves in the denominator. The proven reserves estimate is reviewed periodically and any adjustment is applied prospectively. The capitalization of development stripping costs ceases when the mine / component is commissioned and ready for use as intended by management.

Stripping activities undertaken during the production phase of a surface mine (production stripping) are considered part of the inventory production costs.

In the ordinary course of business, the Group undertakes several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

volume and the qualification of the resources identified, among others. These costs are recognized as an expenses in the period when these are incurred.

Mineral rights acquired in connection with the right to explore existing exploration areas are capitalized and amortized during the term of the right. As soon as a legal right has been acquired to explore, exploration and evaluation costs are expensed as incurred to profit or loss, unless the Group’s Management concludes that there is a highest likelihood of obtaining future profits; when this is the case, costs are capitalized. In assessing whether the costs satisfy the criteria to be capitalized several information sources are used, including the nature of the assets, the surface area explored, and the results of the samples taken, among others.

Capitalize stripping and exploration and evaluation costs are subject to impairment testing.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINT

In the application of the Group’s accounting policies, which are described in Note 2, the Group’s management of the Company required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

4.1 Critical judgements in applying accounting policies

The following are the critical judgments, in addition to those involving estimations (see Note 4.2), that management made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

4.1.1 Concession of Ferrosur Roca S.A.

Management assessed the operations of Ferrosur Roca S.A. based on the guidelines of IFRIC 12, which provides guidance on the accounting by operators for public-to-private service concession arrangements.

Based on the fact that the grantor does not control or regulates what services the operator must provide with the infrastructure or to whom it must provide them and at what price, the management concluded that the concession of Ferrosur Roca S.A. is out of scope of IFRIC 12, and, therefore, the Company does not apply its provisions. Accordingly, the Company has recorded the assets received from the concession and those subsequently acquired under IAS 16 “Property, plant and equipment”.

As of the date of issuance of these consolidated financial statements, Ferrosur Roca S.A. is moving forward, together with the Special Commission for Contract Renegotiation in the request to formally obtaining the extension of the concession contract which expires in 2023, and it is optimistic that the concession will be extended for an additional ten year period. The Group considers that the term of the concession has been extended for purposes of all the required accounting evaluations and estimates.

4.2 Key assumptions and sources in the estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

4.2.1 Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount and value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The carrying amount of goodwill is disclosed in Note 17 to the consolidated financial statements. There was no impairment of goodwill for the fiscal years ended on December 31, 2019, 2018 and 2017.

4.2.2 Property, plant and equipment and intangible assets

The following is the estimated useful life for each component of property, plant and equipment and intangible assets:

Useful life
Quarries	50 to 100 years
Quarries - Stripping cost	Units of production
Plant and buildings	5 to 50 years
Machinery and equipment	8 to 35 years
Furniture and fixtures	3 to 10 years
Tools	5 years
Software	5 years
Transport and load vehicles	4 to 32 years

The assets used in the concession of Ferrosur Roca S.A. are depreciated over shorter of their estimated useful lives or the remaining concession term.

As described in Notes 3.2, 3.8 and 3.9, the Group annually assesses tangible and intangible assets estimated useful lives, respectively.

4.2.3	Provisions for lawsuits and other contingencies

The final settlement cost of complaints and litigation may vary since estimates are based on different interpretations of the rules and applicable lays, interpretations, opinions and final assessment of damages. Therefore, any change in the circumstances may have a significant impact on the amount of the provision for contingencies recorded by the Group.

The Group makes judgments and estimates to assess whether it is necessary to record costs and set up provisions for environmental cleanup and remediation works based on the current information related to costs and expected remediation plans. In the case of environmental provisions, the costs may differ from the estimates due to changes in legislation, regulations, discovery and analysis of the local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded in these consolidated financial statements.

4.2.4	Calculation of income tax and deferred income tax assets and liabilities

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

In order to determine the effect of deferral on the investment in controlled or associated companies, the management has reviewed the Group’s business plans and concluded that they will not be sold in the foreseeable future and, therefore, no deferred tax liability has been recorded for such investments.

4.2.5	Use of judgment in the determination of lease periods

On January 1, 2019, and upon the adoption of IFRS 16, the Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

5. NET REVENUE

	2019	2018	2017
Sales of goods	41,067,754	40,862,324	37,578,420

Domestic market	40,980,400	40,841,247	37,567,483
External customers	87,354	21,077	10,937
Services rendered	2,159,668	2,309,830	2,446,475
(-) Bonus / Discounts	(4,275,421)	(1,934,407)	(1,815,060)

Total	38,952,001	41,237,747	38,209,835

6. COST OF SALES

		2019		2018		2017
Inventories at the beginning of the year		6,853,333		5,892,728		6,341,329
Finished products	595,989		317,369		412.504
Products in progress	1,656,335		1,414,029		1.799.461
Raw materials, materials, fuel and spare parts	4,601,009		4,161,330		4,129,364

Currency translation differences		273,804		149,228		(13,124)
Purchases and production expenses for the year		27,997,878		31,551,389		28,038,808
Inventories at the end of the year		(6,983,021)		(6,853,333)		(5,892,728)
Finished products	(489,582)		(595,989)		(317,369)
Products in progress	(1,577,277)		(1,656,335)		(1,414,029)
Raw materials, materials, fuel and spare parts	(4,916,162)		(4,601,009)		(4,161,330)

Cost of sales		28,141,994		30,740,012		28,474,285

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:

	2019	2018	2017
Fees and service fees	499,612	520,510	369,487
Salaries, wages and social security contributions	4,923,151	5,196,957	5,221,971
Transport and travelling expenses	198,551	238,417	220,057
Data processing	17,976	24,647	20,710
Taxes, contributions and commissions	458,430	457,683	421,472
Depreciation and amortizations	3,165,250	3,335,667	2,735,231
Preservation and maintenance costs	2,508,574	2,962,656	3,117,723
Communications	28,311	26,738	24,828
Leases	67,706	77,881	61,662
Employee benefits	109,673	113,662	121,388
Water, natural gas and energy services	11,318	9,021	9,248
Freight	2,207,433	2,678,736	2,701,483
Fuel	4,411,917	4,883,503	3,797,905
Insurance	90,510	65,539	57,457
Packaging	1,069,699	1,095,010	934,458
Electrical power	2,807,288	3,135,468	2,403,440
Contractors	2,084,512	2,292,933	1,851,299
Tolls	3,182	6,125	11,333
Canon (concession fee)	28,390	27,815	28,084
Security	155,059	182,777	200,176
Others	357,230	350,773	401,645

Total	25,203,772	27,682,518	24,711,057

7. SELLING AND ADMINISTRATIVE EXPENSES

	2019	2018	2017
Managers and directors compensation and fees	237,173	157,223	200,343
Fees and compensation for services	201,971	219,683	136,931
Salaries, wages and social security contributions	868,805	887,329	955,067
Transport and travelling expenses	44,033	43,173	45,611
Data processing	57,106	52,259	31,515
Advertising expenses	65,525	68,105	74,393
Taxes, contributions and commissions	732,114	845,531	933,579
Depreciation and amortizations	169,759	97,049	65,707
Preservation and maintenance costs	13,598	13,508	17,034
Communications	28,433	28,841	21,652
Leases	19,212	69,437	41,090
Employee benefits	33,374	45,654	48,577
Water, natural gas and energy services	4,973	4,501	2,487
Freight	276,339	319,291	364,799
Insurance	43,342	41,711	17,726
Allowance for doubtful accounts	47,959	8,326	(1,594)
Security	6,241	6,392	6,071
Others	54,458	67,229	68,085

Total	2,904,415	2,975,242	3,029,073

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

8. OTHER GAINS AND LOSSES

	2019	2018	2017
Gain on disposal of property, plant and equipment	3,421	20,905	11,656
Donations	(25,648)	(31,517)	(38,590)
Technical assistance services provided	11,252	6,611	1,945
Gain on tax credits acquired	7,036	3,282	5,163
Contingencies	(40,515)	(11,581)	(45,165)
Leases	89,121	47,648	55,872
Service fee from ADS Depositary bank	—	154,348	157,295
Result from U.E.P.F.P.—Ferrosur Roca S.A.	—	—	19,235
Miscellaneous	(7,629)	(21,620)	11,582

Total	37,038	168,076	178,993

9. TAX ON BANK ACCOUNTS DEBITS AND CREDITS

During 2019, 2018 and 2017, the general tax rate on bank credits and debits was 0.6% for the amounts credited and debited in the bank accounts of Argentina-based companies. For 2019 and 2018, for the amounts credited and debited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the consolidated statement of profit or loss and other comprehensive income. For 2017, on the amount levied on credits, 0.2% may be considered as a payment to be taken into account when calculating the income tax. The 0.4% on credits and 0.6% on debits is included in this line item of the consolidated statement of profit or loss and other comprehensive income.

Pursuant to Law No. 27,432, the Argentine Executive Branch may set forth that the percentage of the tax mentioned that is not computable as payment on account of income tax should be progressively written down by up to 20% per year as from January 1, 2018. It can be established that in 2022 the tax set forth in Law No. 25,413 as subsequently modified shall be fully computed as payment on account of income tax. On May 7, 2018, Decree 409/2018 was published in the Official Gazette; it established that taxpayers within the scope of the general twelve per thousand tax may apply 33% of the amounts credited and debited in the respective bank accounts to partial payment of income tax.

10. FINANCIAL RESULTS, NET

	2019	2018	2017
Exchange rate differences
Foreign exchange gains	43,094	626,067	158,601
Foreign exchange losses	(1,233,558)	(2,536,469)	(350,007)

Total	(1,190,464)	(1,910,402)	(191,406)

Financial income
Unwinding of discounts on provisions and liabilities	60,383	41,399	35,287
Interest from loans to related parties	—	—	8,215

Total	60,383	41,399	43,502

Financial expenses
Interest on borrowings	(1,187,112)	(594,718)	(582,150)
Interest from short-term investments	(48,217)	(45,436)	(41,960)
Tax interest	(169,277)	(130,570)	—
Interest on leases	(39,640)	—	—
Interest with related parties	—	(10,632)	(17,412)
Unwinding of discounts on receivables	(69,135)	(48,740)	(40,613)
Others	(279,938)	(187,269)	(113,984)

Total	(1,793,319)	(1,017,365)	(796,119)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

11. INCOME TAX EXPENSE

	2019	2018	2017
Profit before income tax expense	5,730,253	4,741,942	5,999,067
Income tax rate (*)	30%	30%	35%

Income tax	(1,719,076)	(1,422,582)	(2,099,673)
Adjustments for calculation of the effective income tax:
Effect of different income tax rate in Paraguay (*)	163,958	119,018	149,277
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	150,945	(448,142)	(375,535)
Effect of change in tax rate	(281,450)	(8,360)	1,842,147
Other non-taxable income or non-deductible expense, net	(830)	18,752	142,359

Income tax expense	(1,686,453)	(1,741,314)	(341,425)

INCOME TAX
Current	(1,103,295)	(1,614,317)	(1,634,401)
Deferred	(583,158)	(126,997)	1,292,976

Total	(1,686,453)	(1,741,314)	(341,425)

(*)	Statutory income tax rate in Argentina was 30% in 2019 and 2018, and 35% in 2017, while in Paraguay was 10% during all years.

11.1) The deferred income tax assets and liabilities are as follows:

	2019	2018	2017
Deferred tax assets
Loss carryforward from subsidiary	268,836	209,729	43,797
Provisions	93,254	24,123	53,452
Leases	41,345	—	—
Trade accounts receivable	12,475	1,446	2,168
Accounts payable	100,403	—	—
Others	13,062	8,936	17,137

Sub-total	529,375	244,234	116,554

	2019	2018	2017
Deferred tax liabilities
Investments	(5,850)	(4,485)	(40,710)
Other receivables	(39,915)	(32,858)	(4,454)
Property, plant and equipment	(4,525,902)	(4,643,493)	(4,453,467)
Borrowings	(1,084)	—	—
Inventories	(594,220)	(437,629)	(348,962)
Other liabilities	(2,609)	—	—
Taxes payable (adjustment to reflect inflation for tax purposes)	(842,140)	—	—
Others	(343)	(27,022)	(37,855)

Sub-total	(6,012,063)	(5,145,487)	(4,885,448)

Total net deferred tax liabilities	(5,482,688)	(4,901,253)	(4,768,894)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

11.2) Unrecognized temporary differences associated with investments:

The temporary differences associated to investments in subsidiaries for which deferred tax liabilities have not been recognized is mainly because the Group does not expect to receive dividends from such subsidiaries and expects profits are re-invested in their businesses. The detail of unrecognized temporary differences is as follows:

	2019	2018	2017
Subsidiaries	(153,609)	(444,753)	(317,631)
Other	(60)	(909)	(909)

Total	(153,669)	(445,662)	(318,540)

The Group determined that any subsidiaries profits will not be distributed in the near future.

12. EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2019	2018	2017
Profit attributable to the owners of the parent company used in the calculation of earnings per share – basic and diluted	3,839,189	2,768,786	5,399,178
Weighted average number of ordinary shares for purposes of basic and diluted earnings per share (in thousands) (1)	596,026	596,026	571,026

Basic and diluted earnings per share (in pesos)	6.4413	4.6454	9.4552

(1)

The weighted average number of outstanding shares was the same for the purposes of calculating both the basic and diluted earnings per share, since there are not outstanding instruments convertible into the Company’s shares in all years presented.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT

	2019	2018
Cost	95,006,813	80,642,194
Accumulated depreciation	(49,985,649)	(46,986,837)

Total	45,021,164	33,655,357

Land	520,967	503,140
Plant and buildings	7,752,256	7,883,545
Machinery, equipment and spare parts	14,762,947	15,207,830
Transport and load vehicles	1,665,525	1,869,737
Furniture and fixtures	56,671	62,394
Quarries	3,327,855	3,018,008
Tools	40,760	41,644
Construction in progress	16,894,183	5,069,059

Total	45,021,164	33,655,357

Construction in progress relates to the new L´Amalĺ II cement plant in the city of Olavarrĺa, province of Buenos Aires, which is under construction. As of the date of this consolidated financial statements, and in compliance with Decree No. 297/2020 issued by the Argentine Government, as amended and extended from time to time, which provides for social, preventive and mandatory isolation, we have temporarily suspended the construction project of the second line of cement production in our L´Amalĺ plant. Once the current restrictions are lifted, and the necessary conditions to resume the execution of the project are in place, we expect to set a new timetable to complete the expansion project, with a total invested amount as of December 31, 2019 for 15,684,774.

The Group has taken several borrowings and has used instruments to pay accounts payable in foreign currency in order to fund a part of this investment mentioned. IAS 23, Borrowing costs, states that borrowing costs that are directly attributable to the acquisition, construction or production of an eligible asset that requires a substantial period before being ready for use, are capitalized as part for the cost of said asset, except for the portion of these costs that compensate the creditor for the effects of inflation. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Borrowing costs include interest, foreign exchange gains / (losses) and other costs incurred by the Group in connection with eth execution of the respective borrowing agreements.

Given that the Group’s indebtedness mentioned is mainly in foreign currency, it evaluate as of the end of each reporting period ate if foreign exchange gains / (losses) originating on those debts attributable to the construction of the asset mentioned are an adjustment of the costs for interest on those loans that have to be capitalized together with such interest. On the basis of the above, the Group has capitalized interest and foreign exchange gains / (losses) for an amount of 479 million in 2019, taking, to that end, as a maximum cap of said capitalization which would have corresponded to a rate equivalent in pesos net of the effects of inflation on the liabilities they generate.

The actual interest rate, that is, net of the effect of exposure to inflation, used to determine such cap for the capitalization of actual costs for loans (interest and foreign exchange losses) to be capitalized amounted to 18.17%.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Cost

	Land	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Quarries	Tools	Construction in progress	Total
Balances as of January 1, 2018	498,330	22,172,679	33,015,771	5,490,511	1,655,874	6,993,296	267,085	1,323,309	71,416,855

Effect of foreign currency exchange differences	4,810	15	1,636,899	2,209	1,646	100,107	—	31,520	1,777,206
Additions	—	36,956	—	335,140	15,598	1,350,192	12,079	5,789,826	7,539,791
Disposals	—	—	(71,128)	(20,530)	—	—	—	—	(91,658)
Transfers	—	830,483	1,245,113	—	—	—	—	(2,075,596)	—

Balances as of December 31, 2018	503,140	23,040,133	35,826,655	5,807,330	1,673,118	8,443,595	279,164	5,069,059	80,642,194
Effect of foreign currency exchange differences	(1,037)	(3)	(361,526)	(657)	(627)	(21,837)	—	(8,837)	(394,524)
Additions	—	—	—	—	—	9,159	—	14,873,403	14,882,562
Disposals	—	—	(98,959)	(24,383)	(77)	—	—	—	(123,419)
Transfers	18,864	507,670	920,099	208,543	13,336	1,356,426	14,504	(3,039,442)	—

Balances as of December 31, 2019	520,967	23,547,800	36,286,269	5,990,833	1,685,750	9,787,343	293,668	16,894,183	95,006,813

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(All amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Accumulated depreciation

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Quarries	Tools	Total
Balances as of January 1, 2018	(14,584,453)	(18,740,593)	(3,534,268)	(1,590,800)	(4,578,206)	(221,786)	(43,250,106)

Effect of foreign currency exchange differences	(15)	(410,515)	(1,841)	(784)	(27,070)	—	(440,225)
Disposals	—	71,128	20,530	—	—	—	91,658
Depreciations charge	(572,120)	(1,538,845)	(422,014)	(19,140)	(820,311)	(15,734)	(3,388,164)

Balances as of December 31, 2018	(15,156,588)	(20,618,825)	(3,937,593)	(1,610,724)	(5,425,587)	(237,520)	(46,986,837)
Effect of foreign currency exchange differences	3	104,697	420	199	8,603	—	113,922
Disposals	—	66,679	23,602	19	—	—	90,300
Depreciations charge	(638,959)	(1,075,873)	(411,737)	(18,573)	(1,042,504)	(15,388)	(3,203,034)

Balances as of December 31, 2019	(15,795,544)	(21,523,322)	(4,325,308)	(1,629,079)	(6,459,488)	(252,908)	(49,985,649)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

14. RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right of use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from 1, January 2019.

The Group recognized right of use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets.

The Group has entered into lease agreements primarily for the lease of offices and premises.

Amounts recognized in the consolidated financial statements

The effects of the adoption of IFRS 16 as of January 1, 2019 (the date of initial application) and as of December 31, 2019 are as follows:

2019
Lease liabilities:
As of January 1, 2019	458,378
Additions	29,885
Accretion of interest	39,640
Foreign exchange gains / (losses)	16,482
Effect of foreign currency exchange differences	(12)
Payments	(101,696)

As of December 31, 2019	442,677

Right of use assets:
As of January 1, 2019	458,378
Additions	29,885
Depreciations	(79,589)
Effect of foreign currency exchange differences	(9)

As of December 31, 2019	408,665

Average incremental borrowing rate used to discount the lease liabilities of the Group’s lease agreements in local and in foreign currency was to 50.3% and 10.6%, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

15. INTANGIBLE ASSETS

	2019	2018
Software	128,166	123,649
Mining exploitation rights	—	212,528

Total	128,166	336,177

Cost:	Software	Mining exploitation rights	Total
Balances as of January 1, 2018	381,678	212,528	594,206

Effect of foreign currency exchange differences	1,916	—	1,916
Additions	34,569	—	34,569

Balances as of December 31, 2018	418,163	212,528	630,691

Exchange differences	(406)	—	(406)
Additions	57,078	—	57,078
Transfers (1)	—	(212,528)	(212,528)

Balances as of December 31, 2019	474,835	—	474,835

Accumulated amortization:	Software	Mining exploitation rights	Total
Balances as of January 1, 2018	(248,572)	—	(248,572)

Effect of foreign currency exchange differences	(1,287)	—	(1,287)
Amortization	(44,655)	—	(44,655)

Balances as of December 31, 2018	(294,514)	—	(294,514)

Effect of foreign currency exchange differences	326	—	326
Amortization	(52,481)	—	(52,481)

Balances as of December 31, 2019	(346,669)	—	(346,669)

(1)

The Group initially classified mining exploitation rights as intangible assets. During 2019, the Group acquired the land over which it has mining rights and therefore, it transferred such rights to the property, plant and equipment as such rights are in condition to be used.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

16. INVESTMENTS

	2019	2018
Non-current
Investments in other companies
- Cementos del Plata S.A.	2,557	2,557

Total	2,557	2,557

Current
Short-term investments
- Mutual funds in pesos	931,273	458,053
- Fix-term deposits in pesos	—	1,295,464
- Short-term investments in foreign currency	88,336	1,469,504

Total	1,019,609	3,223,021

Short-term investments in pesos accrue interest at an annual nominal rate of approximately 56.8% and 54.0% as of December 31, 2019 and 2018, respectively.

Short-term investments in US dollar accrue interest at an annual nominal rate of approximately 0.6% and 2.3% as of December 31, 2019 and 2018, respectively.

These short-term investments are maintained for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s fund requirements.

17. GOODWILL

	2019	2018
Cost
Recycomb S.A.U.	25,501	25,501

Total	25,501	25,501

For purpose of impairment testing, goodwill was allocated to the following cash generating unit: waste treatment.

Impairment of goodwill

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors for a five-year period.

The key assumptions used in the value in use calculations are as follows:

•

Production volume: considers average production volume in the period immediately before the budget period. The estimated amounts are based on past experience. Management believes that the budgeted volume for the next five years is reasonably achievable.

•	Cash flow projections during the budget period are based on the same expected gross margins and raw materials throughout the budget period and beyond that five-year period.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

18. INVENTORIES

	2019	2018
Non-current
Spare parts	1,599,010	1,086,218
Allowance for obsolete inventories	(30,355)	(44,361)

Total	1,568,655	1,041,857

Current
Finished products	489,582	595,989
Production in progress	1,577,277	1,656,335
Raw materials, materials and spare parts	2,791,835	2,868,792
Fuels	555,672	690,360

Total	5,414,366	5,811,476

19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TANSACTIONS

Details of transactions between the Group and other related parties are disclosed below.

The outstanding balances between the Group and parent company, other shareholders, associates and other related parties as of December 31, 2019 and 2018 are as follows:

	2019	2018
Related companies:
InterCement Brasil S.A.
Accounts payable	(74,497)	(108,792)
Caue Austria Holding GmbH
Other receivables	13,492	7,533
InterCement Trading e Inversiones S.A.
Other receivables	89,414	6,447
Accounts payable	(12,487)	(12,340)
InterCement Portugal S.A.
Accounts payable	(339,776)	(291,292)
InterCement Participacoes
Other receivables	6	—
Summary of balances as of December 31, 2019 and 2018 is as follows:
Other receivables	102,912	13,980
Accounts payable	(426,760)	(412,424)

The amounts outstanding as of December 31, 2019 are not secured and shall be settled in cash. No guarantees have been granted or received over outstanding balances.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The transactions between the Group and parent companies, associates and related parties for the fiscal years ended December 31, 2019, 2018 and 2017 are detailed as follows:

	2019	2018	2017
InterCement Brasil S.A. – Purchases of goods and services	(41,195)	(164,644)	(47,428)
InterCement Trading e Inversiones S.A. – Purchases of goods and services	—	(97,432)	(229,936)
InterCement Trading e Inversiones S.A. – Sales of services	81,260	73,698	13,267
InterCement Portugal S.A. – Services received	(323,174)	(353,536)	(151,817)
InterCement Portugal S.A. – Services provided	—	—	19,876
Sacopor S.A. – Purchases of goods	—	404	(55,322)

On August 17, 2017, Loma Negra C.I.A.S.A. accepted the offer letter received from InterCement Portugal S.A. (formerly, Cimpor—Serviços De Apoio à Gestão De Empresas S.A., or Cimpor Services), for the transfer of technical know-how that includes access to procedures, rules, databases, systems, benchmarking programs, tools and best practices in relation to the production process, in order to obtain a better quality in the products. Loma Negra C.I.A.S.A. must pay a charge equivalent to 1% of the net sales of the Company for the services received. This agreement is valid for three years as of August 1, 2017 and it was registered with the National Institute of Intellectual Property (“INPI” as per the initials in Spanish). Services related to the agreement have been received since August 1, 2018.

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 197,127, 121,352 and 191,789 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively. Additionally, in the current fiscal year, 15,020 have been accrued under the long-term incentive program (note 3.17).

The Group did not recognized any expense in the current fiscal year, or in previous fiscal years, regarding bad or doubtful accounts related to amounts owed by related parties.

	Dividends approved
	2019	2018	2017
InterCement Brasil S.A.	—	—	1,180,882
Third parties	—	—	6,593

Total	—	—	1,187,475

The dividends approved by the Company were paid during 2017.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

20. OTHER RECEIVABLES

	2019	2018
Non-current
Tax credits	38,559	133,264
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.) (Note 39)	104,251	86,013
Prepaid expenses	47,099	72,909
Advances to suppliers	370,750	1,149,917
Guarantee deposits	7,215	7,362

Total	567,874	1,449,465

Current
Tax credits	359,619	200,035
Related parties receivables (Note 19)	102,912	13,980
Prepaid expenses	64,566	117,080
Guarantee deposits	266	7,564
Reimbursements receivable	21,278	29,436
Advances to suppliers	33,517	39,499
Salaries advances and loans to employees	13,927	12,569
Balance receivable under the ADSs Program	—	118,333
Receivables from sales of property, plant and equipment	8,356	36,908
Miscellaneous	14,856	14,220

Total	619,297	589,624

	2019	2018
Detail of tax credits by tax:
Income tax	239,066	24,425
Value added tax	55,738	148,948
Turnover tax	61,206	26,168
Others	3,609	494

Total	359,619	200,035

21. TRADE ACCOUNTS RECEIVABLE

	2019	2018
Non-current
Accounts receivable	10,612	13,781
Allowance for doubtful accounts	(8,302)	(7,552)

Total	2,310	6,229

Current
Accounts receivable	2,737,716	2,967,451
Receivable with U.E.P.F.P.—Ferrosur Roca S.A.	—	204,665
Accounts receivable in litigation	54,854	30,445
Notes receivable	6,390	278
Foreign customers	17,558	4,997

Subtotal	2,816,518	3,207,836
Allowance for doubtful accounts	(64,474)	(31,769)

Total	2,752,044	3,176,067

Trade receivables are valuated at amortized cost.

Interest are recognized on overdue trade accounts receivable at current market rates. The Group measures the allowance for bad debts for an amount equal to losses expected throughout the life of the receivable. The determination of the loss expected to be recognized is calculated on the basis of a

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

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

The trade accounts receivable disclosed in the preceding paragraphs include the amounts (see below the aging analysis) which are overdue as of December 31, 2019 and 2018.

The maturities of accounts receivable is as follows:

	2019	2018
To become due	1,688,683	2,613,653
Past due 0 to 30 days	829,119	403,789
31 to 60 days	94,386	74,451
61 to 90 days	42,100	50,885
More than 90 days	172,842	78,839

Total	2,827,130	3,221,617

Trade receivables disclosed above include certain amounts (see below the aging analysis) that are past due at the end of the reporting period for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired is as follows:

	2019	2018
Past due 0 to 30 days	829,119	403,789
31 to 60 days	94,386	74,451
61 to 90 days	42,100	50,885
More than 90 days	100,066	39,518

Total	1,065,671	568,643

Average age (in days)	28	32

Age of impaired trade receivables is as follows:

	2019	2018
Past due
More than 90 days	72,776	39,321

Total	72,776	39,321

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Changes in the allowance for doubtful accounts were as follows:

Balances as of January 1, 2018	43,207
Increases	8,443
Effect of foreign currency exchange difference	1,423
Decreases (*)	(13,752)

Balances as of December 31, 2018	39,321

Effect of foreign currency exchange difference	47,848
Increases	(394)
Decreases (*)	(13,999)

Balances as of December 31, 2019	72,776

(*)	Corresponds to insolvency procedures of a client and the effect of the inflation adjustment.

22. CASH AND BANKS

	2019	2018
In Pesos	280,367	357,411
In US Dollars	44,363	56,736
In Reales	145	137
In Guaraníes	1,220,831	825,243
In Euros	1,845	1,452

Total	1,547,551	1,240,979

23. CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	2019	2018
Capital	59,603	59,603
Adjustment to capital	3,469,948	3,469,948
Share premium	6,373,169	6,373,169
Merger premium	1,151,256	1,151,256

Total	11,053,976	11,053,976

	2019	2018
The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

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

24. ACCUMULATED OTHER COMPREHENSIVE INCOME

	2019	2018
Accrual for translation of foreign operations
Balance at the beginning of the year	422,254	52,164
Exchange differences on translating foreign operations	(92,038)	370,090

Balance at the end of the year	330,216	422,254

25. BORROWINGS

25.1 Composition of borrowings

	2019	2018
Borrowings
In US Dollars and Euros	6,013,920	3,730,201
In Argentine Pesos and Guaraníes	6,211,922	5,442,329

Total	12,225,842	9,172,530

Non-current	6,689,001	4,010,964
Current	5,536,841	5,161,566

Total	12,225,842	9,172,530

25.2	Detail of borrowings

	2019					2018
	Company	Ref.	Interest rate	Maturity date	Amount	Amount
Borrowings in US Dollars
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	(1)	3 Month-Libor+ 5.00%	Nov-20	1,573,154	2,274,676
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	(2)	3 Month-Libor+ 5.50%	Jun-20	600,365	579,538
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Mar-21	156,446	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Apr-21	183,584	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	May-21	509,859	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Jun-21	122,546	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Jul-21	30,178	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Aug-21	640,230	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Sep-21	101,489	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Oct-21	207,364	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Nov-21	264,289	—
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	(3)	6 Month-Libor+ 4.25%	Dic-21	185,775	—
Banco Patagonia	Loma Negra C.I.A.S.A.	(6)	8.73%	Feb-20	72,441	—
Banco Patagonia	Loma Negra C.I.A.S.A.	(6)	9.45%	Jan-20	18,922	—
HSBC Bank	Ferrosur Roca S.A.	(11)	9.11%	Aug-20	607,060	—
Banco Latinoamericano de Comercio Exterior S.A.	Ferrosur Roca S.A.	(10)	—	—	—	875,987

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Borrowings in Euros
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	Apr-21	90,500	—
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	May-21	21,590	—
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	Jun-21	114,709	—
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	Jul-21	291,134	—
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	Aug-21	25,741	—
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	Sep-21	1,223	—
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	(5)	4.00%	Oct-21	195,321	—

Total borrowings in US Dollars and Euros					6,013,920	3,730,201

Borrowings in Argentine Pesos and Guaraníes
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	(14)	8.50%	Aug -25	1,946,234	2,375,014
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	(15)	9.00%	Aug -25	1,070,118	1,561,240
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.	(16)	—	—	—	114,209
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(7)	—	—	—	27,684
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(7)	—	—	—	56,778
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	(7)	—	—	—	8,606
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.	(7)	—	—	—	242,849
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.	(12)	—	—	—	242,849
Banco Macro S.A.	Loma Negra C.I.A.S.A.	(8)	BADLAR + 8.00%	Mar-21	1,007,654	—
Bank overdrafts	Loma Negra C.I.A.S.A.	(9)	52.62%	Ene-20	399,891	7,988
Bank overdrafts	Recycomb S.A.U.	—	—	—	—	9,939
Bank overdrafts	Ferrosur Roca S.A.	(13)	59.82%	Ene-20	1,788,025	795,173

Total borrowings in Argentine Pesos and Guaraníes					6,211,922	5,442,329

Total					12,225,842	9,172,530

Summary of borrowings by Company:	2019	2018
Loma Negra C.I.A.S.A.	6,814,405	3,198,119
Ferrosur Roca S.A.	2,395,085	1,914,009
Recycomb S.A.U.	—	9,939
Yguazú Cementos S.A.	3,016,352	4,050,463

Total	12,225,842	9,172,530

Loma Negra C.I.A.S.A.

Industrial and Commercial Bank of China

(1)

In June 2016, Loma Negra signed a new loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of USD 50,000,000 to be paid in five equal, half-yearly installments with a one-year grace period as from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan requires the net debt / EBITDA ratio to be satisfied, which has been satisfied from execution of the loan. In May 2019, the Group extended the maturity dates of such loan. As of December 31, 2019, the amount pending payment under this loan was 1,573,154.

(2)

In May 2017, Loma Negra C.I.A.S.A. entered into a loan agreement with Industrial and Commercial Bank of China (Dubai) for USD 65,000,000 payable into five quarterly, equal and consecutive installments, with the first falling due 365 days from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan demands satisfaction of the net debt / EBITDA ratio, which has been satisfied from the start until the date of these consolidated financial statements. In May 2019, the Group extended the maturity dates of such loan. As of December 31, 2019, the amount pending payment under this loan was 600,365.

(3)

In the course of this fiscal year, Loma Negra entered into a loan agreement USD 40,919,350 with Industrial and Commercial Bank of China Argentina S.A., with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 6-month LIBOR + 4.25% with interest falling due on a half-yearly basis. As of December 31, 2019, the amount pending payment under this loan was 2,401,760.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

HSBC Bank

(4)

On April 6, 2017 the Company subscribed a loan agreement with HSBC Bank Argentina S.A. amounting to $ 150,000,000 accruing a nominal fixed interest rate with quarterly repayments. This loan required the compliance with the Financial debt / EBITDA ratio, which were satisfied from the execution of the loan until the date of the final payment.

Banco Itaú

(5)

In March 2019, Loma Negra entered into a loan agreement for EUR 10,880,903 with Banco Itaú Unibanco S.A. Nassau Branch, with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 4% rate with interest falling due on a half-yearly basis. As of December 31, 2019, the amount pending payment under this loan was 740,218.

Banco Patagonia

(6)

In the course of this fiscal year, Loma Negra entered into several USD-denominated agreements with Banco Patagonia; all of them are to be repaid in January and February 2020. As of December 31, 2019, the amount outstanding under such loans was 91,363.

Banco de la Provincia de Buenos Aires

(7)

In March and in June 2016, Loma Negra entered into two loan agreements with Banco de la Provincia de Buenos Aires amounting to 150,000 each. These two agreements shall be repaid in twenty-five monthly, equal and consecutive installments, with the first falling due 12 months after disbursement and accruing a variable nominal interest rate on the basis of the BADLAR rate to be paid on a monthly basis. In addition, in the month of June 2018, the Group entered into another loan agreement with Banco de la Provincia de Buenos Aires for an amount of 20,000, in the same conditions as the preceding loans. These agreements were repaid as of December 31, 2019.

Banco Macro S.A.

(8)

In December 2019, Loma Negra entered into a new loan agreement with Banco Macro S.A. for the amount of 1,000,000 to be repaid 15 months after execution accruing a variable nominal interest rate based on the BADLAR rate payable on a monthly basis. As of December 31, 2019, the amount outstanding under this loan was 1,007,654.

Bank overdrafts

(9)	As of December 31, 2019, the Company maintains banks overdrafts of 399,891, accruing an average interest rate of 49,8%.

Ferrosur Roca S.A.

Banco Latinoamericano de Comercio Exterior S.A.

(10)

In August 2018, Ferrosur Roca S.A. was conferred a new loan of USD 15,000,000 by Banco Latinoamericano de Comercio Exterior S.A. “BLADEX” for a term of 365 days at a 3-month LIBOR interest rate + 1.95%, with interest falling due on a quarterly basis. This loan was repaid as of December 31, 2019.

HSBC Bank

(11)

On August 12, 2019, Ferrosur Roca S.A. entered into a loan agreement for USD 10,000,000 with Banco HSBC for a term of 365 days at an 8.75% interest rate, with interest falling due on a quarterly basis. As of December 31, 2019, the amount still outstanding under this loan was 607,060.

(12)

In 2017, Ferrosur Roca S.A. subscribed a loan agreement with HSBC Bank Argentina S.A. amounting to $ 150,000,000 accruing a nominal fixed interest rate with quarterly repayments. This loan required the compliance with the Financial debt / EBITDA ratio, which were satisfied from the execution of the loan until the date of the final payment.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Bank overdrafts

(13)	As of December 31, 2019, Ferrosur Roca S.A. maintains banks overdrafts for 1,788,025, accruing an average interest rate of 57,3%.

Yguazú Cementos S.A.

Banco Continental S.A.E.C.A.

(14)

On August 8, 2017, Yguazú Cementos S.A. entered into a loan agreement with Banco Continental S.A.E.C.A. for 255,000,000,000 Guaraníes to be repaid in 8 years. The outstanding principal which accrues interest at a fixed rate of 8.5% for the first year. After the first year, it will be adjusted in line with an average rate published by Banco Central de Paraguay plus 0.32%. Under no circumstances shall the adjusted interest rate be smaller than the 8.5% rate initially agreed upon. Interest shall be paid on a half-yearly basis starting in February 2018. The principal shall be amortized in 15 half-yearly, equal and consecutive instalments of 17,000,000,000 Guaraníes, with the first installment falling due in August 2018. As of December 31, 2019, the amount still outstanding under this loan was 1,946,234.

Sudameris Bank S.A.E.C.A.

(15)

On August 8, 2017, Yguazú Cementos S.A. entered into a loan agreement with Banco Continental S.A.E.C.A. for 168,000,000,000 Guaraní to be repaid in 8 years. The outstanding principal which accrues interest at a fixed rate of 9% for the first year. After the first year, it will be adjusted in line with an average rate published by Banco Central de Paraguay for the month of August each year plus 0.82% per annum. Under no circumstances shall the adjusted interest rate be smaller than the 9% rate initially agreed upon. Interest shall be paid on a half-yearly basis starting in February 2018. The principal shall be amortized in 15 half-yearly, equal and consecutive instalments of 11,200,000,000 Guaraníes, with the first installment falling due in August 2018. As of December 31, 2019, the amount still outstanding under this loan was 1,070,118.

The proceeds of this loan shall be applied to the repayment of the loans granted by the Inter-American Development Bank (IDB) and Corporación Andina de Fomento (CAF) together with the short-term amounts owed to Banco Itaú de Paraguay.

Both loans demand fulfillment of certain financial ratios (EBITDA / Interest, Liabilities / Net shareholders’ equity), which were fulfilled from the inception of these agreement until the date of these consolidated financial statements.

In addition, to secure payment, Yguazú Cementos S.A. raised in favor of two local banks, mortgages and pledges over their real property (Planta Villa Hayes and Cantera Itapucumí) and equipment for up to the total amount of 423,000,000,000 Guaraníes, equivalent to the amount of the two loans granted.

Banco Itaú de Paraguay

(16)

In August 2018, Yguazú Cementos S.A. was granted two new loans for 11,500,000 Guaraníes each one with Banco Itaú de Paraguay for a term of thirty-six months at a fixed rate of 5.65% and 5.80%, respectively. These loans were repaid as of December 31, 2019.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

25.3 Movements of borrowings

The movements of borrowings for the fiscal year ended December 31, 2019 are as disclosed below:

Balances as of January 1, 2019	9,172,531

New borrowings	9,495,864
Interest accrued	1,233,907
Effect of exchange rate differences	(176,595)
Effect of exchange rate differences on translating foreign operations	479,700
Interest payments	(2,248,504)
Principal payments	(5,731,061)

Balances as of December 31, 2019	12,225,842

As of December 31, 2019, the long-term borrowings have the following maturity schedule:

Fiscal year
2021	4,089,122
2022	519,976
2023 onwards	2,079,903

Total	6,689,001

26. ACCOUNTS PAYABLE

	2019	2018
Non-current
Accounts payable for investments in property, plant and equipment	139,378	595,581

Total	139,378	595,581

Current
Suppliers	2,151,876	3,184,291
Related parties (Note 19)	426,760	412,424
Accounts payable for investments in property, plant and equipment	5,375,989	2,554,204
Expenses accrual	1,109,223	1,314,914

Total	9,063,848	7,465,833

Accounts payable for investments in property, plant and equipment include the accounts payable associated to the investment project in the L’Amalí plant. These balances contain the interest accrued, in accordance with the term agreed upon.

27. PROVISIONS

	2019	2018
Non-current
Labor and social security	87,117	73,545
Environmental restoration	400,724	286,313
Civil and others	78,528	90,310

Total	566,369	450,168

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total
Balances as of January 1, 2018	100,354	183.069	82.469	365.892
Increases	24.014	174.667	57.049	255.730
Decreases (*)	(50.823)	(71.423)	(49.208)	(171.454)

Balances as of December 31, 2018	73,545	286,313	90,310	450,168
Increases	32,424	166,948	8,743	208,115
Decreases (*)	(18,852)	(52,537)	(20,525)	(91,914)

Balances as of December 31, 2019	87,117	400,724	78,528	566,369

(*)	Includes the application of provisions to their specific purposes and the effect of the inflation adjustment.

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

The provision for civil and other represents the present value of the best estimate of the future outflow of economic benefits that will be required under the Group´s obligations for the final settlement cost of complaints and litigations derived from tax claims and damages. All the claims provisioned under tax or damages, respectively, are of a similar nature and are not individually material.

Based on management best estimates, and considering the opinion of the company external counsels, as of December 31, 2019 there are claims against the Group classified as uncertain contingencies. The estimated cash flow derived from these contingences amounts to $ 116.4 million, including $ 60.2 million related to tax obligations, $ 40.4 million related to labor obligations and $ 15.7 million related to administrative obligations. At the date of issuance of these consolidated financial statements, the Group understands that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

28. TAX LIABILITIES

	2019	2018
Income tax	80,815	566,445
Value added tax	331,167	145,119
Turnover tax	64,109	72,445
Other taxes, withholdings and perceptions	66,646	415,192

Total	542,737	1,199,201

29. OTHER LIABILITIES

	2019	2018
Non-current
Termination payment plans	51,489	12,153

Total	51,489	12,153

Current
Termination payment plans	69,663	44,360
Dividends to minority shareholders	5,107	9,739
Others	8,555	8,651

Total	83,325	62,750

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

30. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	2019	2018	2017
Cash and banks	1,547,551	1,240,979	428,758
Short-term investments (Note 16)	1,019,609	3,223,021	6,793,164

Cash and cash equivalents	2,567,160	4,464,000	7,221,922

31. NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements in each fiscal year of acquisition:

	2019	2018	2017
- Acquisitions of property, plant and equipment financed with trade payables	3,040,096	1,237,171	—
- Right of use assets	488,263	—	—
- Acquisition of 2.36% of interest in Cofesur S.A.U.	—	—	80,480
- Acquisition of interest in Yguazú Cementos S.A. cancelled with the settlement of loans with InterCement Brasil S.A.	—	—	221,638
- Settlement of account payable for purchases to InterCement Brasil S.A. with other receivables	—	—	79,342

32. SEGMENT INFORMATION

The Group has adopted IFRS 8—Operating Segments, that require operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

This analysis is based on monthly information concerning historical figures (not adjusted to reflect the effects of the inflation) of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified its businesses as follows:

i)

Cement, masonry cement and lime—Argentina: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)

Cement—Paraguay: this segment includes the results from the cement business in Paraguay, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker and subsequent grinding with certain additions in order to obtain the cement.

iii)

Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iv)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

v)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.

vi)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel o raw material.

	2019	2018	2017
Net revenue
Cement, masonry cement and lime—Argentina	24,006,607	16,282,614	11,649,137
Cement—Paraguay	3,189,887	1,959,635	1,152,607
Concrete	3,953,907	3,657,339	1,903,346
Railroad	2,981,609	2,136,182	1,608,081
Aggregates	498,112	334,207	261,293
Others	157,252	117,898	133,110
Eliminations	(2,959,510)	(2,325,008)	(1,421,038)

Subtotal	31,827,864	22,162,867	15,286,536
Reconciliation—Effect from restatement in constant currency	7,124,137	19,074,880	22,923,299

Total	38,952,001	41,237,747	38,209,835

Cost of sales
Cement, masonry cement and lime—Argentina	15,250,255	10,619,292	7,986,358
Cement—Paraguay	2,179,536	1,379,209	803,221
Concrete	3,761,272	3,421,581	1,795,052
Railroad	2,610,253	1,913,366	1,352,376
Aggregates	525,504	360,466	266,722
Others	102,866	67,057	67,375
Eliminations	(2,959,510)	(2,325,008)	(1,421,038)

Subtotal	21,470,176	15,435,963	10,850,066
Reconciliation—Effect from restatement in constant currency	6,671,818	15,304,049	17,624,219

Total	28,141,994	30,740,012	28,474,285

Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime—Argentina	1,770,540	1,084,763	850,723
Cement—Paraguay	96,272	64,316	43,634
Concrete	119,696	117,878	77,974
Railroad	181,658	149,810	105,192
Aggregates	(7,733)	(4,173)	4,412
Others	58,852	39,610	38,472

Subtotal	2,219,285	1,452,204	1,120,407
Reconciliation—Effect from restatement in constant currency	648,092	1,354,962	1,729,673

Total	2,867,377	2,807,166	2,850,080

Depreciation and amortization
Cement, masonry cement and lime—Argentina	721,976	415,892	342,614
Cement—Paraguay	473,830	279,997	170,931
Concrete	61,987	32,222	24,544
Railroad	183,342	137,274	74,821
Aggregates	18,879	24,139	10,506
Others	270	2,669	2,464

Subtotal	1,460,284	892,193	625,880
Reconciliation—Effect from restatement in constant currency	1,803,436	2,371,192	2,054,460

Total	3,263,720	3,263,385	2,680,340

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

	2019	2018	2017
Net revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime—Argentina	6,985,812	4,578,560	2,812,056
Cement—Paraguay	914,079	516,110	305,753
Concrete	72,940	117,880	30,320
Railroad	189,698	73,006	150,513
Aggregates	(19,658)	(22,086)	(9,841)
Others	(4,466)	11,231	27,264

Subtotal	8,138,405	5,274,701	3,316,065
Reconciliation—Effect from restatement in constant currency	(195,775)	2,415,868	3,569,405

Total	7,942,630	7,690,569	6,885,470

Reconciling items:
Tax on bank accounts debits and credits	(403,835)	(391,043)	(468,908)
Financial results, net	(1,808,542)	(2,557,584)	(417,495)
Income tax	(1,686,453)	(1,741,314)	(341,425)

Net profit for the year	4,043,800	3,000,628	5,657,642

	2019	2018
Geographical information
Non-current assets
Argentina	42,120,268	30,181,986
Paraguay	5,604,624	6,335,157

Total	47,724,892	36,517,143

No single customer contributed on 10% or more of the Group´s revenue for 2019, 2018 and 2017.

33. FINANCIAL INSTRUMENTS

33.1 Capital risk management

The Group manages its capital to ensure that entities that comprise it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of det and equity balances. The Group’s overall strategy did not have changes in 2019 and 2018.

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

The Group’s capital structure consists of net debt (borrowings, as detailed in Note 25 offset by cash and cash equivalents balances, as detailed in note 30) and the shareholders’s equity of the Group comprising (issued capital stock and other capital related accounts, reserves, retained earnings, accumulated other comprehensive income and non-controlling interests).

The Group is not subject to any externally imposed capital requirement.

The Group’s risk management committee reviews the capital structure of the Group.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

Net debt to equity ratio

The net debt to equity ratio of the fiscal years ended on December 31, 2019 and 2018 is as follows:

	2019	2018
Debt (i)	12,225,842	9,172,531
Cash and cash equivalents	2,567,160	4,464,000

Net debt	9,658,682	4,708,531
Equity (ii)	29,327,572	25,464,233
Net debt to equity ratio	0.33	0.18

(i)	Debt is defined as current and non-current borrowings, as described in Note 25.
(ii)	Shareholders’ equity includes all of the Group’s reserves and capital, which are managed as capital.

33.2 Categories of financial instruments

	2019	2018
Financial assets
At amortized cost:
Cash and banks	1,547,551	1,240,979
Investments	88,336	2,764,968
Accounts receivable	2,909,238	3,410,099
At fair value through profit and loss:
Investments	931,273	458,053

	2019	2018
Financial liabilities
Amortized cost	23,507,954	19,483,211

At the end of the reporting period, there are no significant concentrations of credit risk for loans and receivables at fair value through profit or loss. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such loans and receivables.

33.3 Financial risk management objectives

The treasury function offers services to business, coordinates access to domestic and international financial markets, monitors and manages the financial risks related to the Group’s operations through internal risk reports, which analyze exposures depending on the degree and extent thereof. These risks include market risk (including currency risk, interest rate at fair value and price risk), credit risk and liquidity risk. The Company and its subsidiaries do not employ or traded derivative financial instruments for speculative purposes. Monitoring compliance with these provisions policy is made by the executive committee and the internal audit team.

33.4 Foreign exchange risk management

The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The amounts of monetary assets and liabilities denominated in the respective currency at the end of 2019 and 2018 are as follows:

	2019	2018
Liabilities
US Dollars	8,137,716	5,872,153
Euro	2,068,442	534,620
Real	38	38
Argentine Pesos	10,212,160	9,371,954
Guaraníes	3,406,466	4,414,059
Assets
US Dollars	318,454	1,730,812
Euro	2,963	1,678
Real	145	137
Argentine Pesos	4,480,185	6,493,525
Guaraníes	1,706,938	1,459,233

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and to Euro, considering that the functional currency of the Group is the Argentine Pesos and that the amounts in Guaraníes are related to the business of the Group in Paraguay.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts translation of such items on the balance sheet date considering a reasonably possible 25% increase in the exchange rate.

	US Dollar effect	Euro effect
	2019	2019
Loss for the year	1,954,816	516,370
Decrease in net equity	1,954,816	516,370

33.5 Interest rate risk management

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

	2019	2018
Financial assets
Investments held to maturity (1)	88,336	2,764,968
Investments at fair value through profit or loss (2)	931,273	458,053
Financial liabilities
Amortized cost (3)	12,225,842	9,172,531

(1)	Fixed term deposits at fixed rates.
(2)	Short-term investments at floating rates.
(3)	Includes borrowings, as detailed in Note 25.

33.5.1 Interest rate sensitivity analysis

The sensitivity analysis below have been determined on the exposure to interest rates for both derivates and non-derivate instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming that the amount of the liabilities outstanding at the end of the reporting period were outstanding for the whole year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the fiscal year ended December 31, 2019 was 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately 545.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

In the event that the average LIBO rate applicable to our financial liabilities during the fiscal year ended December 31, 2019 was 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately USD 667 thousand.

With respect to our financial assets, an increase of 1.0% in the average interest rate during the fiscal year ended December 31, 2019 would have increased our financial income by 1,742.

33.6 Credit risk management

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

The credit risk on liquid funds and derivate financial instruments is limited, because the counterparties are banks with high credit ratings assigned by credit rating agencies.

The carrying amount of the financial assets recognized in the consolidated financial statements, which is net of impairment losses, represents the maximum exposure to credit risk without considering collateral accounts or other credit enhancements.

33.7 Liquidity risk management

The Board of Directors has the ultimate responsibility for the liquidity risk management, having established an appropriate framework for liquidity management so that management can handle financing requirements in short, medium and long-term as well as management Group liquidity. The Group manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring the projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities.

The Group deploys careful liquidity risk management and therefore, it maintains cash and bank balances, liquid instruments and available funds. As of December 31, 2019, the consolidated financial statements reflect a negative working capital equivalent to 5,128,302. Given the nature of the Company’s activities, which has foreseeable cash flows, it can operate with negative working capital. This condition is not related to insolvency. Rather, it is a strategic decision. Taking into account that the Group has a low level of indebtedness, the Board of Directors is analyzing long-term financing alternatives.

The Group’s Board of Directors considers that exposure to liquidity risk is low because the Group has generated cash flows from its operating activities due to its good performance; it has access to loans and financial resources in the manner explained in Note 25.

The following tables detail the Group’s remaining contractual maturity dates for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. Given that interest flows are at floating rates, the undiscounted amount is derived from interest rate curves at the end of the reporting period.

December 31, 2019	Weighted average effective interest rate%	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	3-6 years	Total
Borrowings	47.6%	1,670,780	573,563	3,569,265	5,985,325	1,807,096	13,606,029

December 31, 2018	Weighted average effective interest rate%	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	3-6 years	Total
Borrowings	26.2%	862,292	663,020	4,033,863	3,097,727	1,892,775	10,549,677

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

33.8 Fair value measurements

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table provides information on how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

Financial assets / financial liabilities	Fair value at:		Hierarchy level
	2019	2018
Investments in mutual funds	931,273	458,053	Level 1

Level 1: quoted bid prices in an active market.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans based on the interest rates offered to the Group (level 3) for borrowings amounted to 12,335 million as of December 31, 2019.

34. GUARANTEES GRANTED TO SUBSIDIARIES

Ferrosur Roca S.A. took a borrowing for USD 10,000,000 with HSBC Bank maturing in August 2020 at a fixed 9.11% interest rate with quarterly interest payments. Loma Negra C.I.A.S.A. granted security and surety in favor of HSBC Bank for up to the amount of the borrowing plus interest. As of December 31, 2019, Ferrosur Roca S.A. owes 607,060 under that loan.

In addition, Loma Negra C.I.A.S.A. granted security for the bank overdrafts of Ferrosur Roca S.A., as part of the usual course of its activity. As of December 31, 2019, the outstanding balances of such bank overdrafts amounted to 1,788,025.

35. RESTRICTED ASSETS

As of December 31, 2019, the Group has judicial deposits for a total amount of 3,016, which are shown within other current and non-current receivables.

On August 8, 2017, Yguazú Cementos S.A. entered into two loan agreements with Banco Continental S.A.E.C.A and Sudameris Bank S.A.E.C.A. for a total amount of Guaraníes 255,000,000,000 and Guaraníes 168,000,000,000, respectively.

In order to guarantee the payment of the loans, Yguazú Cementos S.A. created liens (pledge and mortgage) over land and property (Villa Hayes plant and Itapucumí quarry site and equipment) in favor of the banks for up to Guaraníes 423,000,000,000, equivalent to the amount of both loans. The balance owed for both loans as of December 31, 2019 is Guaraníes 405,610,391,703.

36. COMMITMENTS

The Group has certain contractual commitments to purchase clinker at the future market price, which are effective until 2022. The estimate undiscounted future cash flows amount to approximately $ 845,6 million between 2020 and 2022. In addition, the Group has contractual commitment to purchase limestone at the future market price, until the year 2025 for an average estimated annual amount of $ 2,5 million, calculated based on the market price at the end of the reporting period.

In the ordinary course of business, and in order to make sure that key supplies shall be provided, the Group has entered into agreements for the supply of gas at the future market price, with estimated payment commitments for a total amount of $ 1,267 million, payable as follows $ 946 million during the year 2020 and $ 321 million during the year 2021, calculated based on the market price at the end of the reporting period.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

In addition, the Group has signed contracts with certain suppliers of electricity which will be settled at the market price at the time of supply. The estimated amount of the contracts using the market price at the end of the reporting period are $ 415.8 million and $ 844.5 million for 2020 and 2021, respectively, and $ 597 million to be annually paid between 2022 and 2037.

Due to the agreement signed with Sinoma International Engineering Co. Ltd to build a new cement plant, Loma Negra C.I.A.S.A. assumed commitments totaling $ 2,167.6 million plus USD 107,4 million and Euro 41,6 million. Taking into account that, in the manner agreed upon, peso-denominated values ($ 2,167.6 million) are subject to periodical adjustments in accordance with an adjustment formula, the amount committed as of December 31, 2019 is USD 3.2 million, Euro 0.07 million and $ 545.3 million.

Finally, Yguazú Cementos S.A. has assumed commitments for electricity with Administración Nacional de Electricidad (“ANDE”) for Guaraníes 325,846,000 per month until December 31, 2023.

37. INVESTMENT PROJECTS

On July 21, 2017, the Board accepted the Offer received from the Chinese company Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a production capacity of 5,800 tons per day of clinker.

Phase I of basic engineering and soil studies started in August 2017 and it was completed in the last quarter of 2017. In the year 2018, phase 2 of this project started. It included the civil work of the plant and the supply of equipment. In the course of 2019, payments were made in the framework of a project for $ 8,714 million for acquisitions of property, plant and equipment and payments of advances. At the end of this fiscal year, all the main equipment and imported material have been received at the plant, the civil works together with the metallic structure had basically come to an end and the electrical and mechanical assembly showed good degree of progress.

As of December 31, 2019, the Group has a 4,454,197 outstanding payable balance and advances to suppliers for 194,054. In the year 2020, the rest of the civil works contemplated by the project and the assembly of the equipment shall take place.

As of December 31, 2019, the balance committed amounts to USD 3,203,386, EUR 69,778 and $ 545,292.

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

On October 31, 2017, the Judge approved the expert witness report that determined the amount to be collected by Ferrosur Roca for an amount of 117,407.

On September 26, 2018, the Group filed in the framework of these proceedings a request to have the debt paid and the judgement enforced. The opposing party has been already notified of this request.

On November 9, 2018, the opposing party filed an answer to the demand for debt payment: although the court ruled that the opposing party had to be notified, the notice has not been served as of the date hereof.

The Group considered all the evidence available and concluded that the valuation of the asset amounted to 133,044 as of December 31, 2018.

During 2019, the Group has collected the abovementioned amount.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

39. TRUST OF ADMINISTRATION

Since 2008, the subsidiary Ferrosur Roca S.A. must make annual fee contributions (canon) of the 3% of its total revenues to a fund for the improvement of the interurban railroad system. However, until 2013, the procedure for contributing the amounts accrued had not been established.

A trust agreement was executed and delivered by and between Ferrosur Roca S.A. and Banco de la Nación Argentina on February 5, 2013 in order to undertake the formalization process required to manage the funds paid by Ferrosur Roca S.A. as payment for the investment works aimed at strengthening the inter-urban railway system.

The trust assets shall be the amounts provided by the Trustor and corresponding to the proceeds from the enforcement of the Memorandum of Understanding executed by and between the Group and the Unit for the Renegotiation and Analysis of Public Utilities Agreements dated May 19, 2008 and ratified by the Argentine Executive Branch’s Decree No. 2017 dated November 25, 2008, any revenues collected by the trust for the temporary placements of idle resources and the funds existing in the checking account that the Group maintained at the Standard Bank as of February 2013 and any other sum to be paid into the trust.

Pursuant to the Resolution No. 218 of the Ministry of Transportation adopted on July 27, 2016 and published on August 3, 2016 a process was established to certify the works proposed by railway concessionaires.

Pursuant to Exhibits I and II of the above-mentioned resolution, a clear procedure has been laid down whereby each concessionaire must submit the projects of the works to be funded with the trust funds, the circuit to study the projects by the different agencies (National Committee for Transportation Regulation, ADIP and Secretariat of Transportation), the requirements for approval and the contents of the administrative act to be handed down by the competent authority approving the project and the maximum amount to be assigned to the trust accounts for such project.

On the basis of the new regulation, the Group recognized all the amounts transferred to the Trust under the line Contributions into the Trust Fund to Strengthen the Inter-urban Railway System (“FFFSFI”). Contributions for the years 2019 and 2018 amounted to 29,507 and 46,268, respectively.

On the understanding that the use of the proceeds must be approved by the regulatory authority, the Company is not empowered to lead the relevant activities.

The trustee manages the transactions and invests the funds above all in term deposits. The Group recognizes revenues from interest and the trustee’s fees in income or loss.

In the course of the fiscal year, the first works proposed to the National Authorities with the contributions made by the Group to the Trust Fund to Strengthen the Inter-urban Railway System (“FFFSFI”) came to an end. These works consisted in the heavy improvement of railway structure and mechanical treatment that is 29,215 km in railway between the progressives Km. 259 and Km. 288,215 Parish Sur—Azul Norte in the Cañuelas-Olavarría branch.

40. RESTRICTIONS TO DIVIDENDS DISTRIBUTION

In accordance with the provisions of Companies’ Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year adjusted by any amount that could have been transferred form accumulated other comprehensive income to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.

In addition, the Company is subject to customary restrictions on the payment of dividends upon the occurrence of an event of default within the framework of certain agreements or if such payment could otherwise result in an event of default.

The restrictions mentioned in the previous paragraph arise from the loan agreements that the Group entered into with Industrial and Commercial Bank of China (Dubai). According to these, the borrower (Loma Negra) will not allow any dividends to be paid unless:

(a) no default or event of default has occurred and continues or occurs as a result of such payment; and

(b) the borrower complies, both before and after the payment of dividends, with the ratio of net debt to EBITDA.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

This ration must not exceed at the end of each fiscal year of:

(a) 3.50: 1.00 at any time before the occurrence of a “substantial event”; and

(b) 4.50: 1.00 at any time during or after the occurrence of a “substantial event”.

A “substantial event” with respect to the Group is defined as one or more of the following events:

(a) the beginning of the construction of a new cement plant;

(b) the consummation of an acquisition of any entity (limited liability companies, joint-stock company, joint venture, association, trust or any other company); or

(c) the performance of any other investment made by Loma Negra.

As of the date of issuance of these consolidated financial statements, the Company is not affected by the restrictions mentioned in the preceding paragraphs.

On September 1, 2019, the Argentine Central Bank handed down Communication “A” 6,770, subsequently modified by Communication “A” 6,869, which set forth the requirements to access the foreign exchange market for remittances abroad in foreign currency as profits and dividends to non-residing shareholders.

41. FERROSUR ROCA S.A. CONCESSION

The Argentine Executive Branch’s Decree 1027/2018, regulatory of Law No. 27,136, was published in the Official Gazette on November 7, 2018.

The highlights of this law are: re-adjustment of the concession agreements in force with the possibility of an extension for a term of no more than ten years, full implementation of open access the day following the expiration of the term of the most recent Concession Agreement (of the three private concessions that are still in force today), including extensions.

The Negotiating Committee will be created. It will be comprised of a member who belongs to each one of the following agencies: ADIF, Secretary of Transportation Planning and Railway Transportation Under-secretariat.

As of the date of issuance of these consolidated financial statements, Ferrosur Roca S.A. is moving forward, together with the Special Commission for Contract Renegotiation in order to obtain a formal extension of the concession for an additional ten-year period. In this respect the Group understands that it has fulfilled in due time and manner all the requirements established in the concession agreement to that end.

The concession was granted to Ferrosur Roca S.A. in the year 1993 for a term of 30 years, coming to an end in 2023 and a potential ten-year extension is contemplated. Ferrosur Roca S.A. has requested the above-mentioned extension in due time and in line with the bid specifications and the concession agreement. The Group’s Board is optimistic that the extension requested in the concession term will be granted. The Group considers a ten year extension period for purposes of the accounting and estimates required in the preparation of the consolidated financial statements.

42. COMPLAINTS BROUGHT AGAINST THE GROUP AND OTHERS IN THE UNITED STATES OF AMERICA

In the course of 2018, the following complaints were brought against the Group, its directors and parent company in the United States of America at the time of the Group’s initial public offering dated 2017. As of the date of issuance of these consolidated financial statements, none of the complaints has yet been certified as a class action by the judges hearing these cases.

1. State class action Kohl v. Loma Negra CIASA, et al. (Index No. 653114/2018—Supreme Court of the State of New York, County of New York)

The complaint was filed in June 2018 by Dan Kohl –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the state courts of New York. The banks that placed the ADSs have also been sued. In its complaint, the plaintiff alleges assumed violations of the United States’ Federal Securities Laws on grounds of allegedly false representations contained in the Offering Memorandum and / or failure to include relevant information. On March 13, 2019 the Company filed a motion to dismiss against the amended complaint filed by the plaintiff in January 2019. On May 10, 2019 the plaintiff moved to oppose the motion to dismiss. On June 12, 2019, the Company filed an answer to the motion to dismiss. On October 3, 2019, a hearing was held summoned by the Court concerning the motion to dismiss. As of the date hereof, the parties await a decision by the court concerning the motion to dismiss.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

2. Federal class action Carmona v. Loma Negra CIASA, et al (1:18-cv-11323-LLS—United States District Court Southern District of New York)

The complaint was filed in December 2018 by Eugenio Carmona –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the US federal courts sitting in New York. In its complaint, the plaintiff alleges assumed violations of the United States’ Federal Securities Law on grounds analogous to those used in the first complaint. On February 25, 2019, the court appointed Sandor Karolyi as “lead plaintiff”. On April 26, 2019, the plaintiff filed the amended complaint. On September 19, 2019 the Company filed its “motion to dismiss” against the complaint filed by the plaintiff. On November 1, 2019 the plaintiff moved to oppose the motion to dismiss and on December 6, 2019 the Company filed an answer against said opposition. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss. The order dismissing the complaint remains subject to appeal.

Based on the information available, the Group has concluded that as of December 31, 2019 and based on IAS 37, no provision is to be raised.

43. MEASURES ADOPTED BY THE ARGENTINE ECONOMY AFTER THE 2019 NATIONAL PRESIDENTIAL ELECTIONS

On October 27, 2019, Argentina held presidential elections. The outcome was the defeat of the incumbent administration and the election of Alberto Fernández as President of the Argentine Nation. He was inaugurated on December 10, 2019 and started a process of changes in the decisions adopted by the previous Administration.

The new administration has established as a priority the implementation of solutions for the difficulties in the economic and social areas. To those ends, the new administration will undertake whatever action is necessary to renegotiate the payment of Sovereign debt. In turn, to recover the sustainability of such debt in time, the new administration has incorporated measures aimed at preserving the Central Bank of the Argentine Republic’s reserves, decrease the fiscal deficit and obtain improvement in productive capacity.

In the framework of the process to adjust the exchange control mechanism necessary to preserve the Central Bank reserves, on December 27, 2019 and on December 30, 2019, the Argentine Central Bank issued Communications “A” 6854 and “A” 6856, respectively. Pursuant to these Communications, the rules extend on an indefinite basis the provisions concerning Foreign Trade and Foreign Exchange issued by the Argentine Central Bank during the previous government which originally came to a close on December 31, 2019. Amongst these rules, the following are worth emphasizing: (a) exporters are under an obligation to enter and settle through the free floating foreign exchange market the foreign currency proceeds from their exports of goods and services within five business days from the moment they were collected or credited to foreign accounts. The maximum term allowed for collection to take place is more stringent for transactions with related companies and exports of commodities; (b) importers who wish to settle their imports in advance must promise, through an affidavit, that the goods shall clear customs within 90 days from the date of accessing the foreign exchange market or 270 days in the case of capital expenditures plus the obligation of relying on the previous authorization of the Argentine Central Bank if the foreign supplier and the importer are related parties or if there is a need for terms longer than those stipulated for goods to clear customs and; (c) the Argentine Central Bank’s previous authorization by the Argentine is required to access the foreign exchange market in order to remit earnings and dividends.

As direct measures of the new administration, on December 23, 2019 Law No. 27,541 entitled “Social Solidarity and Productive Reactivation in the framework of a Public Emergency Situation” and Decree No. 58/2019 which promulgated it were published in the Official Gazette. Besides, on December 28, 2019, the new administration handed down Executive Order No. 99/2019 with the regulations for the implementation of the Law. The amendments introduced seek to reactivate the following areas: the economy, finances, taxes, administrative matters, social security, public utilities tariffs, energy and social matters and empower the Argentine Executive Branch (PEN) to undertake the actions and the acts necessary to recover and ensure the sustainability of Argentina’s sovereign debt.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

The main measures contained in the Law and its regulations are as follows:

Tax obligations

(a)	Regularization of obligations

A regime has been established to regularize the following payment obligations: tax, social security and customs; when it comes to the obligation overdue as of November 30, 2019, inclusive, for those companies that evidence registration as micro, small or medium enterprises, according to the terms of Section 2 of Law No. 24,467 and for non-profit enterprises. The regime contemplates major benefits such as the condonation of interest, fines and penalties, discounts for cash payments and a regime of payment in instalments. The term for adhesion to this regime expires on April 30, 2020, inclusive.

Plans of payments in instalments still outstanding and debts arising from expired plans may be included in the refinancing regime. These benefits also apply to the obligations that have been challenged by administrative authorities or those that are subject to proceedings commenced by administrative authorities or the courts in so far as the defendant unconditionally recognizes the regularized obligations and, if applicable, waives all actions and rights, including the right to demand reimbursement and accepts to pay court costs and all other costs related to the proceedings.

The fines and other penalties that correspond to obligations accrued and discharged as of November 30, 2019 shall be condoned insofar as they had not been declared to be irrevocable before the date of expiration of the term for adhesion to the regime.

(b)	Income tax

(i)

Law No. 27.430 had set forth for the tax periods commencing as from January 1, 2020 that the tax rate payable by corporations as income tax would decrease from 30% to 25% and that the additional tax on dividends or earnings that are distributed to individuals in Argentina and abroad and foreign legal entities would rise from 7% to 13%. The amendment postpones such change in tax rates and maintains the original 30% and 7% tax rates until the fiscal years starting on January 1, 2021, inclusive.

(ii)

Law No. 27.468 had set forth for the first three fiscal years starting as from January 1, 2018 that the inflation adjustment (upwards or downwards) that could apply had to be distributed as follows: one third in the fiscal year when the adjustment is assessed and the remaining two thirds, in equal parts, in the immediately following two fiscal periods. The amendment modified this distribution and set forth that the upward or downward adjustment corresponding to the first and second fiscal year starting as from January 1, 2019, must be charged by one sixth to the fiscal year in which the adjustment is assessed and the remaining five sixths in the immediately following fiscal periods; whereas for the fiscal years starting as from January 1, 2021, 100% of the adjustment is allowed to be deducted in the fiscal year in which it is assessed.

(c)	Employers’ contributions payable into government-run pension plans, health care for the elderly and disabled, family allowances and national employment fund:

(i)	The stepwise reduction planned until 2022 is suppressed and the contribution rates are fixed starting on December 2019 at:

•

20.40% for private sector employers engaged in the Services or Retail industries whose total annual sales surpass the limits imposed by the Secretariat for Small and Medium-Sized Enterprises’ Resolution SEPYME No. 220/19 or the resolution handed down in the future to substitute for it for the category “Tranche 2 Medium-Sized Enterprise”.

•	18% for the remaining employers in the private sector.

(ii)	There are fixed amounts allowed to be detracted from the calculation basis; this notwithstanding, the resolution does not contemplate any future adjustments.

(iii)

In connection with the employers’ contributions actually paid, the amount resulting from applying the percentage points fixed for each specific jurisdiction to the taxable basis may be computed as fiscal credit upon assessing value added tax.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

(d)	Tax on credits and debits in bank accounts

It has been established that cash withdrawals from accounts opened in financial institutions governed by the Law of Financial Institutions taking place in any manner as from November 24, 2019 shall be subject to a 1.2% tax on the corresponding debit in the accounts mentioned instead of the regular 0.6% regular tax rate. This two-fold increase in the rate does not apply to the accounts maintained by legal entities categorized as Small and Medium Enterprises in the manner prescribed by Section 2 of Law No. 24,467 who are in a position to evidence such situation.

(e)	Rate for customs’ foreign trade statistics compilation service

The Rate for customs’ foreign trade statistics compilation service applicable to imports whose final application is consumption and which take place from January 1 through December 31, 2020 increases from 2.5% to 3%.

(f)	So-called “PAIS” tax, i.e., the Tax Towards Inclusion and Solidarity in Argentina

For a term of five fiscal periods, an emergency tax is established that consists in a 30% tax rate levied on transactions associated to the acquisition of foreign currency for savings, purchases of goods and services in foreign currency and international transportation of passengers. This emergency tax shall be imposed on all the taxpayers who reside in Argentina irrespective of whether they are individuals or legal entities. This tax shall not be treated as a partial payment of any other tax.

The transactions levied with the PAIS tax are as follows: (i) purchase of bank notes and foreign currency for savings or without any specific application (subject to a monthly USD 200 limit); (ii) exchange of foreign currency conducted by financial institutions at the request of purchasers or beneficiaries for application to payment of acquisitions of goods or services and services contracted abroad irrespective of the means of payment used for paying such amounts; (iii) exchange of foreign currency conducted by financial institutions at the request of purchasers or beneficiaries who are Argentine residents for application to payment of services rendered by individuals who are not Argentine residents irrespective of the means of payment used for paying such amounts; (iv) acquisition of services abroad contracted through Argentina’s travel and tourism agencies; and (v) acquisition of passenger transportation services (irrespective of the means of transportation) for a destination abroad to the extent that in order to pay for the transaction, the need arises for accessing the single, free-floating foreign exchange market in order to acquire the relevant foreign currency.

Labor law matters and payroll taxes

The Argentine Executive Branch is allowed by the law herein discussed to reduce contributions by employees and employers into the pension plan fund to limited jurisdictions and specific activities which might be in critical situations. In these cases, the exemption would not be total, and it would not be limited to future increases pursuant to a decree or pursuant to the salary negotiation process between the specific industry and relevant unions; rather, it could be applied to the whole salary.

In connection with labor law matters, before the enactment of Law No 27,541 and by virtue of the Decree of Necessity and Urgency No. 34 (as published in the Official Gazette on December 13, 2019), the Argentine Executive Branch established for a term of 180 days a duty to pay a two-fold severance to employees dismissed without cause. This measure does not apply to employment contracts made after the coming into force of the Decree.

Legal entities—Capital stock

The enforcement of Argentina’s General Companies Law, Sections 94, Sub-section 5 (Group dissolution on grounds of loss of capital stock) and 206 (Mandatory capital stock reduction on account of cumulative losses) is suspended until December 31, 2020. This suspension allows the Group to refrain from adopting measures in order to settle the capital stock loss situation until that date.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AS OF DECEMBER 31, 2019 AND 2018

(all amounts are expressed in thousands argentine pesos - $ - except otherwise indicated)

44. SUBSEQUENT EVENTS

The Group has considered the events following December 31, 2019 through the issuance of the consolidated financial statements and assessed if there is a need for recognizing them or for their potential disclosure in the consolidated financial statements.

43.1 Change in the controlling shareholder

On January 27, 2020, Caue Austria Holding GmbH transferred its total ownership interest in Loma Negra C.I.A.S.A., representing 51.0437% interest in its capital stock to InterCement Trading e Inversiones S.A. Pursuant to this transfer, the Group’s controlling shareholder has changed.

43.2 Effects of COVID-19

Subsequent to December 31, 2019, the World Health Organization (Organización Mundial de la Salud) declared the coronavirus outbreak (COVID-19) as a pandemic.

With the recent and rapid development of this outbreak, the countries where the Group has operations, have required entities to limit or suspend business operations and implemented travel restrictions and quarantine measures.

In this regard, the Group: (i) have suspended partially the production and dispatch of cement, concrete and aggregates operations until the conditions necessary to resume activities are in place; (ii) have temporarily suspended the construction project of the second line of the L’Amalí plant, in Olavarría, until the conditions necessary are given to resume the activities; (iii) have implemented the use of remote work for all the administrative employees of the Company; and (iv) have formed a Crisis Committee in order to monitor and evaluate the implementation of measures to mitigate the effects derived from this situation.

Over the time, these measures may have a negative impact on the activities of the Group including namely on its revenue, supply and profitability but also on the recoverability of its receivables and long-lived assets.

Until to the date of these consolidated financial statements, the outbreak has not had a material impact on the results of the Group. As the outbreak continues to progress and evolve, it is uncertain at this point of time to predict the extent of the potential impact on the Group’s financial and operating results that cannot be reasonably estimated, but their impact could be material.