Form 20-F
period 2020-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2021-04-30
CIK 1711375

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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

Argentina

Tel: 54-11-4319-3048

Email: mgradin@lomanegra.com

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

The total number of issued and outstanding shares of each class of stock of Loma Negra C.I.A.S.A. as of December 31, 2020 was:

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, unless otherwise indicated or the context otherwise requires:

•

all references to “Loma Negra”, “our company”, “we”, “our”, “ours”, and “us”, or similar terms are to the registrant, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina, and its consolidated subsidiaries;

•	all references to “our controlling shareholder” or to the “InterCement Group” are to InterCement Participações S.A. and its subsidiaries;

•	all references to the “InterCement Brasil” are to InterCement Brasil S.A.;

•	all references to “Yguazú Cementos” are to Yguazú Cementos S.A.;

•	all references to “Cofesur” are to Cofesur S.A.U.;

•	all references to “Ferrosur” or “Ferrosur Roca” are to Ferrosur Roca S.A.;

•	all references to “Recycomb” are to Recycomb S.A.U.;

•	all references to “Argentina” are to the Republic of Argentina;

•	all references to “Paraguay” are to the Republic of Paraguay;

•	all references to the “Argentine government” or the “government” are to the federal government of Argentina;

•	all references to the “BCRA” or “Argentine Central Bank” are to the Argentine Central Bank (Banco Central de la República Argentina);

•	all references to “CNV” refers to the Argentine securities regulator (Comisión Nacional de Valores);

•	all references to “U.S. dollars”, “dollars” or “US$” are to U.S. dollars;

•	all references to the “peso”, “pesos” or “Ps.” are to the Argentine peso, the official currency of Argentina;

•	all references to the “Guaraní”, “Guaraníes” or “G.” are to the Paraguayan guaraní, the official currency of the Republic of Paraguay;

•	all references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB; and

•	all references to “AFCP” are to the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

All references in this annual report to “tons” shall also include “metric tons.” References to “dmt” are to dry metric ton. References to “kt” shall mean “kiloton”, equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours. The term “m3” refers to cubic meter, and “kcal/kg” to kilocalories per kilogram. The term “FOB” refers to the Incoterm “Free on board”.

Financial Statements

We maintain our books and records in pesos, the presentation currency for our consolidated financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 is stated in pesos, our reporting currency.

This annual report includes our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018, together with the notes thereto, or “our audited consolidated financial statements”. All references herein to “our financial statements”, “our audited consolidated financial information”, and “our audited consolidated financial statements”, are to our consolidated financial statements included elsewhere in this annual report.

Our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy starting July 1, 2018.

Financial information presented in constant currency

Inflation levels in Argentina have remained high in the past years and the inflation rate accumulated over the three-year period ended December 31, 2018 exceeded 100% without the expectation of a significant decrease in the short-term. In addition, the presence of high inflation qualitative indicators set forth in the IAS 29 showed concurrent evidence. The situation remains similar as of the date of this annual report. For all these reasons, in June 2018, the International Practice Task Force of the Center for Quality, which monitors “highly inflationary countries” and categorized Argentina as a hyperinflacionary country and on September 29, 2018, the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, issued its Resolution JG No. 539/18, approved by the Professional Council in Economic Sciences in the Autonomous City of Buenos Aires, or CPCECABA, pursuant to the Resolution of the Board of Trustees No. 107/18, setting forth that Argentina must be considered a hyperinflationary economy in the terms of professional accounting standards starting on July 1, 2018, in line with the opinion of international organizations.

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

In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national the consumer prices index (Índice de Precios al Consumidor—IPC), or CPI, published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices index (Índice de Precios Internos al por Mayor—IPIM), or WPI, published by the INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2020, 2019 and 2018 was 36.1%, 53.8% and 47.6%, respectively.

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

In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the former Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. As a result of this decree, the publication of certain macroeconomic figures was suspended. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the CPI increase was 47.6%, 53.8%, and 36.1% for the years ended December 31, 2018, 2019 and 2020, respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2019, reporting an increase of 58.5%, and for year ended December 31, 2020 reporting an increase of 35.4%. See “Item 3.D Key Information—Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins”.

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

v

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	general economic, political and business conditions, in Argentina, including the policies of the government in Argentina;

•	inflation, the devaluation of the Peso and exchange rate risks in Argentina;

•	restrictions on the ability to exchange Peso into foreign currencies and transfer funds abroad;

•	the duration and severity of the 2019 novel strain of coronavirus disease (SARS-CoV-2, referred to as “COVID-19”) outbreak and its impacts on our business and on the global and Argentine economy;

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•	the implementation of our financing strategy and capital expenditure plans;

•	the cyclical nature of the cement industry;

•	construction activity levels, particularly in the markets in which we operate;

•	industry trends and the general level of demand for, and change in the market prices of, our products and services;

•	the performance of the Argentine and global economies, including the impact of a longer than anticipated continuation of the current Argentine and global economic downturn;

•	private investment and public spending in construction projects;

•	existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Argentina;

•	possible shortages of electricity and government responses to them;

•	the competitive nature of the industry in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	legal and administrative proceedings to which we are or become party (individually or jointly with our controlling shareholder);

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	the exploration and related depletion of our mines and mineral reserves;

•	other statements included in this annual report that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3.D Key Information—Risk Factors”.

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

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this annual report. The following tables set forth our selected consolidated financial information as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, derived from our audited consolidated financial statements included elsewhere in this annual report. We have prepared our audited consolidated financial statements in accordance with IFRS, as issued by the IASB.

Our audited consolidated financial statements for the years ended as of December 31, 2020, and 2019 and for the years ended December 31, 2020, 2019 and 2018, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29. These figures have been restated in the last fiscal year’s end-of-period currency in the manner described below in order to permit comparability and without such restatement modifying the decisions made on the basis of the financial information for the previous fiscal year. See “Presentation of Financial and Other Information”.

	For the Year Ended December 31,
	2020	2019	2018
	(in Ps.)
	(amounts expressed in millions)
Consolidated statements of profit or loss:
Revenues	41,623.3	47,753.1	51,238.2
Cost of sales	(29,026.4)	(34,706.2)	(38,393.4)

Gross profit	12,596.9	13,046.9	12,844.7
Losses from interest in companies	(403.8)	0.0	0.0
Selling and administrative expenses	(3,454.6)	(3,805.2)	(3,865.5)
Impairment of property, plant and equipment	(947.0)	0.0	0.0
Other gains and losses	147.2	61.2	205.7
Tax on debits and credits to bank accounts	(489.4)	(549.8)	(532.4)
Finance result, net
Exchange rate differences	1,655.3	(1,625.3)	(2,584.5)
Gain on net monetary position	839.1	1,517.8	447.6
Financial income	81.6	82.2	56.8
Financial expenses	(1,508.2)	(2,042.7)	(927.0)

Profit before tax	8,517.1	6,685.1	5,645.5
Income tax expense
Current	(2,387.1)	(1,423.9)	(2,151.5)
Deferred	123.6	(776.3)	(152.7)

Net profit from continuing operations	6,253.5	4,485.0	3,341.4
Net profit from discontinued operations	5,128.6	1,020.3	743.7

Net profit	11,382.1	5,505.3	4,085.1

Earnings per share from continuing operations	10.8625	7.8962	5.6879
Earnings per share from continuing and discontinued operations	19.0445	8.7692	6.3243

	As of December 31,
	2020	2019	2018
	(in Ps.) (amounts expressed in millions)
Consolidated statements of financial position:
Assets
Non-current assets
Property, plant and equipment	53,557.1	53,774.6	37,401.8
Right to use assets	447.4	555.4	0.0
Intangible assets	192.3	171.5	454.7
Investments	3.5	6,021.4	5,246.9
Goodwill	34.7	34.7	34.7
Inventories	2,156.2	2,037.9	1,312.3
Other receivables	480.8	765.2	1,882.9
Total non-current assets	56,872.0	63,360.7	46,333.3

Current assets
Inventories	5,491.8	6,592.9	7,122.4
Other receivables	1,217.2	764.6	585.5
Trade accounts receivable	2,989.4	3,231.8	3,849.0
Investments	4,108.9	1,388.1	4,387.8
Cash and banks	266.6	387.4	493.8

Total current assets	14,073.9	12,364.9	16,438.5

Total assets	70,945.9	75,725.6	62,771.9

Shareholders’ equity
Capital stock and other capital related accounts	15,048.9	15,048.9	15,048.9
Reserves	18,719.4	16,164.6	4,775.7
Retained earnings	11,351.0	5,226.7	11,388.9
Accumulated other comprehensive income	0.0	449.6	574.9

Equity attributable to the owners of the Company	45,119.4	36,889.8	31,788.4
Non-controlling interests	271.2	3,036.9	2,878.8

Total shareholders’ equity	45,390.6	39,926.7	34,667.2

Liabilities
Non-current liabilities
Borrowings	1,869.6	5,567.0	1,023.9
Accounts payables	102.4	189.8	810.8
Provisions	487.5	758.9	612.9
Salaries and social security contributions	38.3	0.0	0.0
Other liabilities	111.8	70.1	16.5
Lease liabilities	390.4	462.9	0.0
Deferred tax liabilities	7,276.1	7,399.7	6,623.4

Total non-current liabilities	10,276.0	14,448.3	9,087.5

Current liabilities
Borrowings	4,571.3	6,970.9	5,949.3
Accounts payable	5,393.0	11,891.3	9,750.4
Advances from customers	731.9	259.6	333.7
Salaries and social security contributions	1,421.9	1,277.6	1,291.6
Tax liabilities	2,884.1	699.1	1,606.8
Lease liabilities	140.4	138.6	0.0
Other liabilities	136.7	113.4	85.4

Total current liabilities	15,279.2	21,350.5	19,017.2

Total liabilities	25,555.3	35,798.9	28,104.7

Total shareholders’ equity and liabilities	70,945.9	75,725.6	62,771.9

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Argentina

Most of our operations, property and customers are located in Argentina and a portion of our liabilities and assets are denominated in foreign currency. Consequently, the quality of our assets, property status and our results of operations depend on the macroeconomics, regulatory, social and political conditions of Argentina and on the exchange rates between the peso and foreign currencies, in particular, the U.S. dollar. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes in the interest rates, changes of the state policies, social instability and other domestic and international political and economic events that may take place in Argentina or may affect it.

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

Argentina’s economy may continue to experience volatility and may contract in the future due to political and economic uncertainty, which may adversely affect our operations.

The Argentine economy has experienced extreme volatility in the recent decades, with uneven periods of economic growth, periods of high inflation and devaluation of the peso against the U.S. dollar. Therefore, our business and operations may be affected by the economic and political events that may affect the Argentine economy, such as: price controls, foreign exchange controls, currency devaluations, high interest rates, increase in public expenses, tax increase or other regulatory initiatives that increase the Argentine government´s intervention in the economy.

Between 2007 and 2015, INDEC’s methodological processes were modified, leading to controversies regarding the credibility of the published information and statistics. In March 2021, the Southern District Court of New York admitted a claim from Aurelius Capital for the manipulation of the INDEC’s statistics to avoid payments under Argentina’s GDP-linked bonds issued in 2013, which as of the date of this annual report is pending. Despite in 2016 INDEC was subject to corrective measures to readjust the INDEC information and indexes in a manner consistent with Argentina’s obligations under the Articles of Agreement with the IMF, we cannot assure you that INDEC methodological processes could be re-formulated, affecting the credibility of the information again. In fact, during March 2021, the Argentine government announced that it is analyzing to introduce changes in the methodological process for the calculation of the CPI.

Since 2018, Argentina has experienced increasingly strong fluctuations in currency exchange rates and high inflation. Due to, among other reasons, rising inflation, continuous demand for wage increases, growing fiscal deficit, required payments on sovereign public debt, reduced industrial growth, increased demand for U.S. dollars and increased capital flight, on September 1, 2019 the Argentine government reintroduced strong restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities and that remain effective as of the date of this report. See “Item 10.-D) Exchange Controls”.

In addition, the Social Solidarity and Productive Reactivation Law No. 27,541, enacted in December 2019, and its regulatory Decree No. 99/2019 (the “Solidarity Law”), as amended from time to time, declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters and delegated legislative powers to the Argentine Executive Branch until December 21, 2021, and introduced important additional foreign exchange restrictions and tax modifications.

All these conditions caused a deepening recession (GDP decreased 2.6% in 2018 and 2.1% in 2019), increasing unemployment and medium and small companies’ failures. Since December 2019, upon the outbreak of the COVID-19, the global economy has been negatively impacted, causing the disruption of the financial markets and international trade, resulting in increasing unemployment levels and significantly impacting global supply chains. According to INDEC, during 2020, GDP declined by 9.9%. These conditions also led to an increase in poverty, which, according to INDEC, during 2020 affected more than 42% of the population. As consequence of the second wave of COVID-19 infections that Argentina is experiencing since March 2021, and as cases continue to rise, pursuant to Decrees No. 235 and No. 241/2021, the Argentine Executive Branch re-established a limited number of restrictions on certain business operations and individuals circulation (like the restriction of groups’ tourism travels, closing of shopping malls, shops operation restrictions between 19:00 and 6:00 on the following day, and general circulation restriction between 20:00 and 6:00 on the following day) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021. If these restrictions are extended or expanded, the economic activity could continue to fall, poverty continue to rise and all other economic indicators continue to deteriorate, all of which has had and continues to have an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business. See “ -The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic have had and will likely continue to have an adverse effect on our business and operations” and “-Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results”.

In an effort to contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank’s international reserves from US$65.7 billion as of December 31, 2018 to US$39.4 billion as of December 31, 2020. However, the actual net liquid international reserves of the Argentine Central Bank would be substantially lower, as reported by private sources. Moreover, the Argentine government has been financing all economic assistance related to the COVID-19 pandemic with a significant issuance of currency, which has also contributed to increase inflation, the demand for U.S. dollars and the devaluation of the peso.

The failure of the Argentine government to restructure its current debt with the IMF (see “Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina”) and to address the Argentine macroeconomic problems is worsening the economic conditions. In this regard, the country risk index published by J.P. Morgan as of April 29, 2021 1,555 basis points.

If the Argentine government does not restructure its outstanding debt with the IMF and continues failing to urgently address the necessary measures to improve the macroeconomic condition of the country, the current economic conditions, including inflation, unemployment, decline in GDP, peso depreciation, and/or other economic factors over which we do not have control may continue to worsen, eventually provoking a general economic collapse, which could have an adverse effect on our financial condition, results and costs of operations.

If current levels of fiscal deficits are not reduced, the Argentine economy could be adversely affected, negatively impacting our business and results of operation.

In the past, Argentina has had important macroeconomic imbalances, including frequent and critical fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficit in approximately 90% of the time (47 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation. The fiscal deficit reached 5.2% of GDP in 2015, 5.8% of GDP in 2016, 6.0% of GDP in 2017, 5.2% of GDP in 2018, 4.9% of GDP in 2019 and 8.5% of GDP in 2020.

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

Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In 2007 INDEC was subject to a process of institutional and methodological reforms that led to controversies regarding the credibility of the information published by it, including CPI. Reports published by the IMF between 2007 and 2015, using alternative measures to estimate price developments, showed considerably higher variations than those published by INDEC. In March 2021, the Southern District Court of New York admitted a claim from Aurelius Capital for the manipulation of the INDEC’s statistics to avoid payments under Argentina’s GDP-linked bonds issued in 2013, which as of the date of this annual report is pending. In December 2015, the new administration suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 40.9% in 2016, 24.8% in 2017, 47.6% in 2018, 53.8% in 2019, and 36.1% in 2020. In the first quarter of 2021, CPI continues to increase, accumulating 4.8% in the month, 13.0% during the first quarter and 42.6% year over year.

In the past, the Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products by means of price support arrangements between the government and the private sector. These programs, however, did not address the structural causes for Argentina’s inflation and, consequently, failed to reduce inflation.

The government reported a primary fiscal deficit of 3.8% of GDP in 2018, 1.7% GDP in 2019, and 6.5% GDP in 2020. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to grow at a rate higher than revenues~~.~~, especially in the context of the pandemic caused by COVID-19. For example, public expenditures grew due to social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies provided to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect inflation rates and the government’s ability to access the long-term financial markets, which could, in turn, result in limited access to such markets by Argentine companies.

Due to several internal and external factors, during the first half of 2018 the peso suffered a new sharp depreciation, which, as of December 31, 2018 accumulated 103.83% and that fostered the inflation levels again to 47.6% in 2018. In April 2019 the Argentine government adopted a series of economic measures attempting to control the foreign exchange rate and inflation, including retail prices monitoring and freezing programs, the limitation of tariffs increases and the fixing of intervention zones by the Argentine Central Bank in the U.S. Dollar exchange market. However, these measures caused a deepening of the recession, while foreign exchange instability and high inflation continued. Since December 2019, the new administration has not adopted measures to control inflation, other than the execution of an agreement with the United Association of Supermarkets in January 2020, to control the prices of 336 basic products (which was extended in January 2021 and expanded to include 260 additional products), and the enactment of the Products Display Law No. 27,545, which regulates the offer and display of products in supermarkets and also provides certain conditions that must be fulfilled in the commercial relationship between the commercialization centers and their suppliers, including compliance with the good commercial practices’ code which is also created by the law. In April 2021, the Secretary of Domestic Commerce renewed the list of prices controls on 670 basic products until July 31, 2021, and the government adopted a series of measures to increase the fiscalization of prices and increase the offering of products in the domestic market by restricting exports and regulating the access of small and medium companies’ products in supermarkets, among others.

Controlling inflation remains a challenge for Argentina. If the Argentine government continues adopting mere control and restriction measures but continues failing to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.

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

Our financial statements are required to apply inflationary adjustments.

IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that financial statements of any entity, whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period.

Similarly, Argentine Generally Accepted Accounting Principles (“Argentine GAAP”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation.

In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a hyperinflationary economy and on September 2018, the Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas), also stated that the adjustment to reflect inflation should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending since July 1, 2018.

Adjustments to reflect inflation, such as those required by IAS 29 was prohibited by law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine government~~,~~ instructed regulatory authorities, such as the CNV, to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 eliminating the prohibition of indexation on financial statements. According to the foregoing, on December 26, 2018, the CNV admitted the adjustments to reflect inflation under IAS 29 for the periods ending on and after December 31, 2018. For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the Wholesale Price Index for the CPI, and modified the standards for triggering the tax indexation procedure. During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29 and TR 17. To the extent that the CPI increased by 47.6% in 2018 (below the statutory threshold for this year), the tax indexation procedure was not triggered for 2018. In year 2019, the tax indexation procedure was applicable; however, by means of Law No. 27,541 (published in the Official Gazette on December 23, 2019), new amendments were introduced, establishing that the income or loss arising from the tax indexation procedure corresponding to fiscal periods 2019 and 2020 must be proportionally allocated in a six-year period.

As a result, beginning with the period ending on December 31, 2018, we and our Argentine subsidiaries prepare financial statements in compliance with IFRS or Argentine GAAP, adopting IAS 29 and TR 17 for regulatory purposes in Argentina. See “Item 5 Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Inflation”.

In 2019 and 2020 the tax indexation procedure was triggered; however, the Law No. 27,541 established that the income or loss arising from the tax indexation procedure corresponding to fiscal periods 2019 and 2020 must be proportionally allocated in a six-year period.

We cannot predict the full future impact that the application of IAS 29 and the eventual future application of the tax indexation procedure and related adjustments will have on our and our Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition.

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

After several years of moderate variations in the nominal exchange rate, in 2011 the depreciation of the peso commenced to accelerate again and in response the Argentine government further strengthened the foreign exchange restrictions and controls. This provoked the development of an unofficial U.S. dollar trading market at which the U.S. dollar exchange rate was substantially higher than in the official foreign exchange market (the “FX Market”). Between January 1, 2015 and September 30, 2015, based on the official exchange rate in the FX Market, the peso depreciated 10.1%. However, after the former Macri administration that took office in December 2015 lifted all foreign exchange controls, by the end of 2015 the peso depreciated an additional 38.1% in the FX Market. In 2016, the peso lost 22.15% of its value with respect to the U.S. dollar and in 2017, the peso lost approximately 18.45% of its value with respect to the U.S. dollar.

Due to several factors, including but not limited to the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018, the peso suffered a new sharp depreciation~~.~~ Despite the measures adopted by the Argentine government to try to control the increasing depreciation of the peso (including the definition by the BCRA of foreign exchange intervention and non-intervention zones, the increase of the interest rate in pesos and the execution of a financing agreement with the IMF for US$57.1 billion to back up the economic program), in 2018 the peso accumulated a depreciation of 103.83% against the U.S. dollar.

After the results of the primary elections were announced on August 11, 2019, the markets reacted negatively, and the dollar price jumped from Ps.45.2 to Ps.59 at the exchange rate published by the BCRA as of August 15, 2019. Consequently, the shares of Argentine companies in the New York stock exchange and the value of national bonds dropped.

Given the political and economic landscape, the administration of former President Macri re-introduced rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the FX Market by individuals and entities. See “Additional Information—Exchange Controls”. Notwithstanding the strengthening of the foreign exchange controls, the peso accumulated a depreciation of 59.02% and 40.49% against the U.S. dollar in the FX Market in 2019 and 2020, respectively. However, since these restrictions were implemented an unofficial U.S. dollar trading market developed again in which the Peso/U.S. dollar exchange rate is significantly higher than the one in the FX Market.

Despite the positive effects of the depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the peso is significantly depreciated, the Argentine economy and our business could be adversely affected.

Additional volatility, appreciation or depreciation of the peso, or reduction in the BCRA’s international reserves due to currency interventions could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial conditions and results of operations. Any further devaluation of the peso could have material adverse effects on the Argentine economy, which could have a material adverse effect on our results of operations and financial condition.

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

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increase or variable compensation scheme. Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. Since June 2017, the minimum salary was raised from Ps.10,000 to Ps.21,600, as of the date of this report (in nominal terms without adjustment for inflation). Due to high levels of inflation, both public and private sector employers experience significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase of approximately 33.0% and 27.3% in registered private sector salaries in 2016 and 2017, respectively, of 30.4% in 2018, 44.3% in 2019, and 34.4% in 2020. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security. On January 2020, the Argentine government issued a decree imposing the payment of an extraordinary non-compensatory bonus of Ps.4,000 to all workers in the private sector, payable in two installments in January 2020 and February 2020. This bonus and similar salary increases and additional payments could also have an effect on inflation, and, if, as a result of such measures salaries exceed local inflation and/or devaluation of the Peso, whatever is higher, this could have a material and adverse effect on our costs and business, results of operations and financial condition. High inflation rates could continue to increase demand for wage increases. In the future, the Argentine government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us. Such added costs could adversely affect our business, financial condition and result of operations.

By means of Decree No. 34/2019 issued on December 13, 2019, the Argentine Executive Branch duplicated the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and January 25, 2021. After several extensions, on January 22, 2021, the Argentine government issued Decree No. 39/2021, which further extended the obligation to pay double severance amounts for employee terminations until December 31, 2021, but limited the amount of the additional severance payment to 500,000 pesos.

On March 31, 2020, due to the COVID-19 pandemic, the Argentine government issued Decree No. 329/2020, which prohibits layoffs and dismissals due to force majeure or lack or decrease work during the next 60 days from the date of publication of the decree. In addition, Decree No. 266/2021 further extended the prohibition on terminations without cause, terminations based on the lack or reduction of work, and suspensions for force majeure events until May 31, 2021.

On August 14, 2020 the Argentine Executive Branch enacted the Law 27,555 that regulates dependent work provided from the employee’s own home or from a place other than the employer’s establishment, and introduces the concept of teleworking. In addition, Law 27,555 establishes the minimum legal requirements for regulating teleworking, delegates specific aspects to collective bargaining, recognizes rights and duties for those who work under this modality (e.g., right of reversibility, right to digital disconnection, trade union rights, right to privacy) and contains regulations referring to working hours, provision of work tools and reimbursement of expenses. The Law entered into force on April 1, 2021. However, pursuant to the provisions of Resolution 142/2021 of the Ministry of Labor, Employment and Social Security, the teleworking regime will not apply to those employees working at home exclusively due to the COVID-19 pandemic.

By the end of December 2020, a strike of the Argentine Mining Workers Association (Asociación Obrera Minera Argentina) or AOMA against our contractor in charge of the extraction of limestone in Olavarría provoked a suspension of the works at the quarry and of the operation of the kilns in our L’Amalí plant. The union claimed the affiliation of such contractor’s workers to the AOMA union and was settled after several days of strike. The conflict provoked the consumption of our cement stocks at out L’Amalí plant, but we did not discontinue the dispatch and delivery of our products.

The Argentine Government may adopt new measures that determine salary increases or additional benefits for workers, and workers and their unions can pressure employers to comply with such measures or obtain other benefits. Any salary increase or additional benefit could result in an increase in costs and a decrease in the results of the operations of Argentine companies, including those of Loma Negra.

Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its ongoing litigation with holdout creditors. In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls. Between 2013 and 2015 the government implemented price controls on certain goods and services to curb inflation. Starting in December 2015, former president Macri administration has maintained certain price controls over necessary goods, such as foods, cleaning products and toiletries. According to the revised calculation of the GDP published by the INDEC, Argentina’s real GDP decreased by 2.1% in 2016 and increased by 2.7% in 2017. However, due to the foreign exchange crisis suffered during the first semester of 2018, and the measures adopted by the Argentine government to control such crisis, according to the INDEC, Argentina’s real GDP decreased by 2.5% in 2018.

Since May 2018, following the rate increase in the United States and the taxation of financial income from foreign residents, and until August 2018, the Peso depreciated 110.3% with respect to the U.S. Dollar. The Argentine government reacted by consecutively raising interest rates in pesos from 27.25% to 60% annually.

As a way to alleviate the ensuing crisis, in June 2018, Argentina and the IMF agreed to a stand-by loan for US$50.0 billion with duration of 36 months with the IMF (the “Stand-By Agreement”)~~.~~ to back up the economic program, and which was extended to US$57.1 billion in September 2018. The IMF requested the Argentine government to implement the following measures: (i) reduce the primary deficit to 1.3% in 2019 and achieve the primary fiscal balance by 2020; and (ii) strengthen the autonomy of the BCRA. The reduction of the deficit implied a cut in public spending, reduction of energy and transportation subsidies, reduction of public works, transfers to the provinces, among other measures.

As of the date of this annual report, the IMF disbursed an aggregate of US$44.70 billion under the Stand-By Agreement. The Argentine government is currently negotiating an extension with the IMF for payments under the Stand-By Agreement that mature in 2021 and 2022.

In early September 2018, and for further control over inflation, the administration of the former president Mauricio Macri expanded price controls over necessary goods with the incorporation of 127 new products. Consequently, the price control program had over 550 products, with an average increase of only 3.1%. This agreement was valid until January 6, 2020 and included supermarkets, hypermarkets and wholesale stores. On January 7, 2020, the national government of Alberto Fernández unveiled the 2020 price control program with the intention of fostering consumption and establishing reference prices for products with the highest consumption in households. The plan for 2020 had over 310 products and decreases of 8% on average. The plan for 2021 had more than doubled the number of products included in the previous year, resulting in 660. Our products are not included in the price control program.

Pursuant to Resolution No. 415/2020, published on September 28, 2020, the Secretary of Domestic Commerce approved a sample agreement with companies that commercialize or produce construction materials, to cap price increases of construction materials. In this regard, Loma Negra entered into an agreement with the Secretary of Domestic Commerce pursuant to which Loma Negra agreed to sell certain products to one of the biggest retail establishments of Argentina at a maximum price depending on the region of the country. The prices shall be subject to a quarterly review. The agreement shall be in force until September 1, 2021.

In addition, and in order to prevent shortage of goods, the Secretary of Domestic Commerce issued Resolution No. 237/2021 by means of which it created the Information System for the Implementation of Economic Reactivation Policies (“Sistema Informativo para la Implementación de Políticas de Reactivación Económica” or “SIPRE”), in which certain companies, including our company, must report monthly the prices of their products, quantities sold and stocks of final and intermediate goods.

Despite all these measures adopted by the Argentine government, according to the INDEC, Argentina’s real GDP continues to decrease by 2.2% in 2019. In addition, in 2020 the general macroeconomic conditions worsened as a result of the COVID-19 pandemic. According to INDEC, during 2020 GDP declined by 9.9%.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may continue to adversely affect the development of the Argentine economy, which could lead to a reduced demand for our services and adversely affect our business, financial condition and results of operations.

The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.

Between 2011 and 2015, until former president Macri took office, the Argentine government increased controls on the sale of foreign currencies and the acquisition of foreign assets by residents, limiting the possibility of transferring funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the FX Market by individuals and private-sector entities. In addition, during former Fernández de Kirchner administration, the BCRA exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular between 2011 and 2015 during former Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the unofficial peso to U.S. dollar exchange rate in such market differed substantially from the official peso to U.S. dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, since September 1, 2019 the Argentine government imposed once again rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina See “Item 10.D Additional Information—Exchange Controls”.

In response to the re-imposed foreign exchange restrictions, an unofficial U.S. dollar trading market developed again in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate in the FX Market.

In addition, access to foreign currency and its transfer out of Argentina can also be obtained through capital markets transactions denominated Blue-Chip Swaps, subject to certain restrictions, which is significantly more expensive than acquiring foreign currency in the FX Market.

In the past, the Argentine government also imposed informal restrictions on the ability of entities and individuals to purchase foreign currency, consisting in de facto measures as those described in the first paragraph.Notwithstanding the measures adopted by the Argentine government in the recent years, in the future the Argentine government could reinstate further exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the peso, which could further limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could further impair our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of the ADSs.

Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.

Between 2007 and 2015, former Fernández de Kirchner’s administration significantly increased public spending. In the eleven-month period ended on November 30, 2015, the fiscal deficit increased by 363% annualized. During that period, former Fernández de Kirchner administration turned to the BCRA and the ANSES (Administración Nacional de la Seguridad Social) to finance part of the public administration. Inflation continues to be a challenge for Argentina given its persistent nature in recent years. The Macri Administration had announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the government’s dependence on BCRA financing. Given the difficulties of the Argentine public finances, the administration of former President Macri adopted several measures to finance their public spending, for example, the revision of subsidy policies (in particular those related to energy, electricity and gas, water and public transport) and the implementation of an expansive monetary policy. These measures resulted in a further increase in prices and, therefore, adversely affected, consumer purchasing power and the overall economic activity.

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

The government of President Alberto Fernandez, among other, enacted the Solidarity Law, see “Risk Factors – Risks Relating to Argentina – Argentina’s growth and stability may not be durable” and “Additional Information – Taxation”.

According to INDEC, Argentina has a structural current account deficit that reached US$4.0 billion in 2019, US$27.1 billion in 2018, US$31.2 billion in 2017, US$15.1 billion in 2016, and US$17.6 billion in 2015. The account deficit between 2015 and 2017 originates in the stagnation of exports of goods, which have only increased by 1.4%, taking into account the compounded average growth rate, or CAGR, between 2015 and 2017; in contrast, imports of goods have been increasing at a much faster speed, reaching a CAGR of 5.8% in the same period. During 2020 the current account accumulated a superavit of US$3.0 billion, provided that the fourth quarter of 2020 registered a deficit of US$1.4 billion year over year. The superavit during 2020 originated in the reduction of net expenses due to a decrease of imports of goods and services and international travels, among others.

During the former Macri administration, the account deficit was financed with external debt issuances in the international debt markets~~.~~ In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets.

Because foreign direct investment remains stagnant in Argentina, it may become impossible for Argentina and its provinces to meet their debts obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest.

The events described above have already taken place in recent decades in Argentina, and although the actual administration intends to address the situation, as of the date of this annual report, the impact that the measures taken by the present administration will have on the Argentine economy as a whole cannot be predicted. As of the date of this report, the results of the measures already implemented and the Argentine government’s measures related to the outbreak of COVID-19, impacted the primary and financial deficit in 2020, that reached 6.5% of GDP, as a result of the income and expenses measures that the Argentine government implemented to face the pandemic. Alberto Fernández’s government measures aims to stabilize state accounts, but in principle they intend to maintain expansive policies that would mean initially even more increases in public spending, financed through the expansion of currency issuance.

The failure to reduce fiscal deficits could increase the level of uncertainty regarding the macroeconomic conditions in Argentina. In particular, it could lead to an increase in the inflation index, devaluation of the Peso with respect to foreign currencies and a subsequent crisis in the balance of payments, greater local vulnerability to the international credit crisis or geopolitical shocks, rising rates of interest, erratic monetary policies, reduction in real wages and, as a consequence, in private consumption and reduction in growth rates. This level of uncertainty, over which we have no control, can affect our financial condition or the results of operations.

If a balance of payments crisis were to occur, a large depreciation of the Peso against the U.S. dollar could adversely affect our ability to meet our foreign currency obligations. Furthermore, the negative effect such a crisis could have on the growth rates of the Argentine economy and its consumption patterns could have a material adverse effect on our business, financial condition and result of operations.

The Argentine government’s ability to obtain financing from international markets may be limited, which may negatively impact our financial condition and our ability to grow.

The Argentine government’s ability to obtain financing from international markets has been limited~~:~~.

The Argentina’s sovereign default in 2001 limited Argentina’s ability to access to international financing. Through exchange offers conducted between 2005 and 2010, Argentina restructured over 92% of the sovereign defaulted debt. However, holdout holders declined to participate in the restructuring commenced litigation against Argentina. The Argentine government settled US$9.2 billion outstanding principal amount of the untendered debt held by some of these holdout holders in April 2016 with the proceeds from a US$16.5 billion international bonds offering ~~.~~ Although the size of the outstanding claims has decreased significantly, as of the date of this report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. However, after the settlement with the holdouts and offering Argentina regained access to the international capital markets.

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

In July 2017, in a split decision, an ICSID tribunal ruled that Argentina had breached the terms of a bilateral investment treaty with Spain, alleging the unlawful expropriation by the Federal Government of Aerolíneas Argentinas and affiliates (including Optar, Jet Paq, Austral, among others). The ICSID tribunal has fined Argentina for an approximate amount of US$328.8 million, awarding plaintiffs about 20% of the US$1.6 billion they had initially claimed. In May 2019, a request of the Argentine government for annulment of the decision was denied by ICSID.

In January 2020, a New York district court dismissed an $84 million lawsuit filed by Aurelius Capital against Argentina related to the alleged payment shortfall under Argentina’s GDP-linked bonds issued in 2013, while additional claims were pending in New York and London in respect of the same bonds. However, in March 2020, Aurelius Capital filed two new claims in New York for $252 million alleging that the Republic of Argentina breached the terms and conditions of the GDP-linked bonds upon the manipulation of the INDEC’s statistics determining the calculation of the GDP-based bonus under the bonds. In March 2021, the Southern District Court of New York admitted this claim, which as of the date of this annual report is pending. Future access to debt and equity financings in international markets may be limited as litigation with holdout bondholders as well as ICSID and other claims against the Argentine government continues, which in turn could limit economic growth, adversely affecting our business, results of operations and financial condition.

In May 2018, the former Macri administration requested the IMF the granting of the Stand-By Agreement for up to US$57.1 billion with the purpose of supporting the government’s economic plan. As of the date of this report, the IMF disbursed an aggregate of US$44.70 billion. The Fernández administration is negotiating the extension of the repayment terms of the Stand-By Agreement that mature in 2021 and 2022.

Pursuant to a report issued by the Ministry of Economy of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.25 billion, which represented 91.6% of Argentina’s GDP. In 2020 the Argentine government had to make payments of about US$52 billion on sovereign debt in U.S. dollar and pesos, including about US$37 billion in foreign sovereign; and in 2021 the Argentine government have to make payments of about US$37.1 billion on sovereign debt in U.S. dollars and pesos.

On February 12, 2020, the Argentine Congress enacted the Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, which granted the Ministry of Economy the powers to restructure the Argentine government external public debt. And through Decree No. 250/2020, published in the Official Gazette on March 10, 2020, the Argentine Executive Branch authorized negotiations for the restructuring of US$68.85 billion in foreign currency and law governed sovereign bonds. On April 21, 2020, the Argentine government launched an exchange offer with respect to all eligible foreign currency and law-governed sovereign bonds, which included a reduction of the principal amount of certain series of the eligible bonds, an interest payment grace period until November 2022, and coupons between 0.5% and 0.6% between November 2022 and November 2023 or 2025, depending on the series of the new bonds, and increasing to between 1.0% and 4.875% from those dates until final maturity depending on the series of the new bonds.

On April 22, 2020, approximately US$500 million in coupon payments under the eligible foreign bonds BIRAD/USD 6.875% due 2021, BIRAD/USD 7.5% due 2026 and BIRAD/USD 7,625% due 2046 became due, subject to a cure period through May 22, 2020. When the exchange offer was originally set to expire on May 8, 2020, the Argentine government’s initial offer received a very low level of acceptance, resulting in the government extending the deadline of the exchange offer until May 22, 2020. After several extensions and the improvement of the initial offer, at the expiration of the last extension of the invitation term on August 28, 2020, the Argentine government obtained consents to exchange and/or restructure 99.01% of the aggregate principal amount of all series of the approximately US$64.8 billion eligible bonds.

On April 6, 2020, Decree No. 346/2020 (“Decree 346”) issued by the Argentine Executive Branch was published in the Official Gazette, setting forth, among other things, the deferral of interest payments and amortizations of principal, of the national public debt instrumented by bonds denominated in United States Dollars (USD) issued under the Argentine law, until December 31, 2020, or until any previous date to be determined by the Ministry of Economy. Certain intra-public sector public debt instruments issued under Argentine law and denominated in USD~~,~~ were excluded from the deferral of payments. Decree 346 also provided for the exchange at their stated maturity of certain public debt instruments (mainly instruments held by the Argentine Central Bank and the Fondo de Garantía de Sustentabilidad, or the FGS) by new public debt instruments~~.~~

In August 2020, by means of Law 27,556 Argentina launched an offer to exchange sovereign bonds denominated in US dollars and ‘dollar-linked’ issued under Argentine law. As a result of this transaction, and as informed in a Ministry of Economy press release on September 15, 2020, 99.41% of the bondholders of eligible instruments denominated in US dollars or “dollar-linked” issued under Argentine law had accepted the offer.

On November 4, 2020, the Ministry of Economy published Resolution No. 540/2020 in the Official Gazette, which provided for the procedure to allow eligible instruments which did not enter into the debt restructuring under Argentine law carried out on August and September 2020 to be tendered. The resolution provided that holders who were unable to enter the exchange within the prior invitation term may do so in successive acceptance terms which will be extended until July 28, 2021 in the conditions set forth therein.

In addition, on January 26, 2020, the Province of Buenos Aires, the largest estate in Argentina, also had a maturity of provincial sovereign debt for US$277 million in principal amount and interests that, after the failure of the negotiations for an extension, cancelled within the curing period in February 5, 2020. The Province of Buenos Aires had additional payments under its sovereign debt for US$110 million maturing in May 2020 and US$750 million maturing in June 2020. In May 2020 the Province of Buenos Aires, defaulted in the payment of its international sovereign bonds and since then is seeking to restructure its sovereign bonds through an exchange offer. After several extensions without success, the Province of Buenos Aires has recently extended again the offer expiration date until April 23, 2021. However, due to the lack of progress in the negotiations, a group of creditors have filed lawsuits in New York claiming more than US$366 million in unpaid principal and interests on the defaulted bonds.

As of the date of this annual report, the Argentine government and the IMF did not reach an agreement on the restructuring of the Stand-By Agreement and there are no assurances that such agreement would be reached during 2021, nor are we able to predict the future consequences for the Argentine economy in general or our business in particular if such agreement is not reached and is defaulted. Mainly due to the frustration of the negotiations with the IMF and the uncertainty on the restructuring of the Stand-By Agreement, as of April 29, 2021 the country risk index published by J.P. Morgan reached 1555 basis points.

If the negotiations with the IMF fail or the Province of Buenos Aires or other provinces of Argentina fail to restructure their debt, the Argentine government defaults again in the payment of its sovereign debt or the measures adopted and to be adopted by the Argentine government to reduce the fiscal deficit, control inflation and stabilize the foreign exchange market are not effective, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the peso, foster inflation and deepen the economic crisis and recession. In addition, Argentina may face again litigation from sovereign debt holdout holders.

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

In February 2015, former Fernández de Kirchner administration filed a bill to the Argentine Congress in order to revoke certain train concession and nationalize the train services. The bill also provides powers to examine concessions actually in course. This bill was passed by the National Congress on May 20, 2015 as Law No. 27,132.

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

As for our activities, in the 2008-2015 period, the former Secretariat of Domestic Commerce, Guillermo Moreno, agreed with the most important cement manufacturers, including us, to limit to 8% the price increase of cement, in order to limit the price increase of the inputs that are used to build.

Since taking office in December 2019, the Fernández Administration implemented several measures that increased the government intervention, for example: i) the Social Solidarity and Productive Reactivation Law published on December 23, 2019; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; iv) the Supermarkets’ Shelf Law published on March 17, 2020; and v) Decree No. 690/2020, which was published on August 22, 2020, and regulated certain services tariffs.

Among other things, the Solidarity Law froze the electricity and natural gas tariff rates until December 31, 2020 and instructed the relevant regulatory agencies to pursue a mandatory renegotiation of those rates. Currently, a tariff renegotiation is in process and public hearings are expected to be held soon.

Pursuant to Decree No. 690/2020, the Argentine government designated information and telecommunications services as essential public services and froze tariffs on such service providers until December 31, 2020. Effective January 1, 2021, the National Telecommunications Agency approved the rendering of universal basic mandatory services for fixed and mobile telephone services and internet services and fixed a maximum fee increase of 5% on the telecommunications services for January 2021. The National Telecommunication Agency further approved an additional maximum fee increase of 7.5% for February 2021, and 2.5% for March 2021, for mobile telephone services only.

Pursuant to Resolution No. 415/2020, published on September 28, 2020, the Secretary of Domestic Commerce approved a sample agreement with companies that commercialize or produce construction materials, to cap price increases of construction materials. In this regard, Loma Negra entered into an agreement with the Secretary of Domestic Commerce pursuant to which Loma Negra agreed to sell certain products to one of the biggest retail establishments of Argentina at a maximum price depending on the region of the country. The prices shall be subject to a quarterly review.The agreement shall be in force until September 1, 2021.

In addition, on March 17, 2021, the Secretary of Domestic Commerce issued Resolution No. 237/2021 by means of which it created SIPRE, in which certain companies, including our company, must report monthly the prices of their products, quantities sold and stocks of final and intermediate goods.

As of the date of this report it is not possible to predict whether the current administration will promote additional actions related to price controls of products elaborated by us. In case it does, we cannot predict how these measures will affect our results of operations. Please bear in mind that due to the COVID-19 pandemic the Federal Government intervention on economic, trade and regulatory matters has increased substantially.

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

In a referendum on membership of the European Union held on June 23, 2016, the United Kingdom voted in favor of the British government taking the necessary action for the U.K. to leave the European Union (commonly known as “Brexit”). On January 31, 2020, the U.K. left the European Union and the parties had 11 months of transition to negotiate their future relationship. The transition period concluded on 31 December 2020 and, the Trade and Cooperation Agreement negotiated between the European Union and the U.K. entered into force provisionally on 1 January 2021. Even though it is expected that London will not continue to be the financial center of Europe, being probably replaced by Germany, we cannot predict the concrete impact that these circumstances and the Trade and Cooperation Agreement will have for the European Union or which are the additional agreements that the parties will further agree on. As a consequence of the Brexit, the economic conditions in general and of the financial and capital market in particular of the European Union may be adversely affected, all of which may cause instability in the rest of the global financial markets, such as Argentina. Any of these effects or other that we cannot predict, may have a negative impact on our business, results of operations and financial condition.

On November 3, 2020, political elections took place in the U.S. and on January 20, 2021 Joe Biden took office. As of the date of this report, it is still unknown how the policies to be implemented by President Biden will impact on emerging market economies, including Argentina. Changes in social, political, regulatory and economic conditions in the United States, or in laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our business, results of operations and financial condition.

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

In addition, Argentina is highly dependent on the export of certain commodities, such as soy, that has made the Argentine economy more vulnerable to fluctuations in the commodities prices. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues.

All these circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economic growth and, therefore, our financial condition and results of operations.

The Argentine banking system may be subject to instability, which may affect our operations.

The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. However, in more recent years, the Argentine banking system has shown a recovery in credit activity, driven by increases in loans and deposits. However, most of the deposit growth is in short-term deposits and the sources of medium- and long-term funding for financial institutions are currently limited. As of December 2018, deposits in pesos to the private sector increased 42.4% over the prior year and loans in pesos to the private sector increased 19.0%. In particular, mortgage loans experienced a high growth rate in 2017, rising at an annual rate of 106% year over year and 71.5% in 2018; also expanding rapidly were consumer loans, which increased 60% year over year, according to BCRA. The average interest rate for fixed-term deposits of more than Ps.1,000,000 with maturities between 30 and 35 days paid by private banks in Argentina, as published by the BCRA, averaged 20.6% during 2017, 34.3% in 2018 and 48.8% in 2019, 29.92 % in 2020. Despite improvements in stability, we cannot be certain that another banking system crisis will not occur in the future.

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

In September 2019, judge Bonadío, who had been in charge of the Notebook Investigation, decided that a part of the case shall move on to an oral trial, including more than 50 defendants, former public officers and company’s officers, and another part would continue under investigation. As judge Bonadío passed away in 2020, the criminal investigation is now in charge of judge Marcelo Martínez De Giorgi. The part of the case that was sent to trial will be in charge of the Federal Oral Court no. 7. In September 2020, Chamber III of the Court of Cassation confirmed the prosecution of vice-president Cristina Fernández de Kirchner.

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

The Argentine government has taken several measures to address the COVID-19 pandemic outbreak. On March 18, 2020, through Decree No. 287/2020 and Administrative Decision No. 409/2020, the Argentine Executive Branch extended the public health emergency established by the Solidarity Law and authorized the direct contracting of goods, services and equipment necessary to attend to the public health emergency for jurisdictions and entities that comprise the Argentine Public Sector during the term of the public health emergency~~.~~

On March 20, 2020, the Decree No. 297/2020 (“Decree 297”) was published in the Official Gazette by which the Argentine Executive Branch implemented a social, preventive and mandatory isolation regime (“Mandatory Isolation Regime”), beginning on March 20, 2020, which was extended until November 8, 2020 for the area of greater Buenos Aires and Olavarría, among many other jurisdictions, by means of Decree No. 875/2020. Pursuant to Decree 297, individuals had to remain at home, except for minimal and indispensable displacements to stock up on cleaning supplies, medicines and food. During the period of Mandatory Isolation Regime, no cultural, recreational, sports, religious or any other type of event involving the participation of people may be held. The opening of business premises, shopping centers, wholesale and retail establishments, and any other place requiring the presence of persons was also suspended.

According to Decree 297 businesses and individuals within the activities and services declared essential were exempted from compliance with the Mandatory Isolation Regime in connection with the compliance with those essential activities and services. The construction of public works, the transportation of goods, and urban hazardous, dangerous and pathogenic waste treatment activities were included as essential services. After the adoption of the Mandatory Isolation Regime we shut down cement plant facilities but in April 2020 after adopting strict safety protocols, we restarted our operational activities at our cement facilities. Decree 297 also provided that employers must guarantee the hygiene and safety conditions established by the Ministry of Health to preserve the health of their employees. Furthermore, during the Mandatory Isolation Regime all employees in the private sector shall be entitled to the full enjoyment of their normal income, under the terms to be established by the regulations of the Ministry of Labor, Employment and Social Security.

Furthermore, by means of Decree No. 329, published in the Official Gazette on March 31, 2020, the Argentine Executive Branch prohibited for a period of 60 days from the date of its publication: (i) employment terminations without cause; (ii) employment terminations and/or suspensions for lack of workload; (iii) employment terminations and/or suspensions due to reduced workload; and/or (iv) employment terminations and/or suspensions for force majeure. Suspensions pursuant to Section 223/bis of the Employment Contract Law are exempt from this prohibition. In addition, Decree No. 39/2021 further extended the prohibition on terminations without cause, terminations based on the lack or reduction of work, and suspensions for force majeure events until April 25, 2021.

On April 3, 2020, Administrative Decision No. 450/2020 was published in the Official Gazette, expanding the list of activities and services declared essential during the health emergency, including the sale of building supplies and materials provided by building material depots, and activities related to production, distribution and commercialization of forestry and mining.

On April 6, 2020, Resolution No. 135/2020 of the Ministry of Labor of the Province of Buenos Aires was published in the Official Gazette of said Province, which establishes that employers must prepare and implement, within two working days, a Protocol on Health and Safety in the Workplace within the framework of the health emergency. The resolution states that the Protocol must comply with the provisions in force and with the special needs of the activity developed by the company and/or the tasks performed by the workers in each of the employer’s premises and/or workplaces, such as, (a) social distancing, (b) frequent hand washing with soap and water, (c) provision of hand sanitizer when handling things because of or in the occasion of work, (d) ventilation of the workplace and/or the disinfection of frequently used objects and work tools, and (e) display at least one Protocol per establishment, in prominent places that allow easy viewing by all workers. The Protocol must be communicated within a 24-hour term to the Joint Health and Safety Committee at Work, or to the trade union representing the workers in the establishment. The penalty for non-compliance is up to 2,000% of the minimum wage for each affected employee may be imposed on employers. Additionally, inspectors may adopt measures of immediate application in the event of serious and/or imminent danger to the health or safety of the worker, including the suspension of work. Moreover, on April 11, 2020, Decree No. 355/2020 and decision 490/2020 of the Chief of Cabinet of Ministers included the following activities and services as essential and therefore allowed under the current lockdown: (i) auto-repair shops, tire manufacturing and auto parts manufacturers, (ii) short outings for people with disabilities, (iii) banks, and (iv) stationery shops (only home delivery).

In September 2020, Administrative Decision No. 1604/20 of the Chief of the Cabinet of Ministers exempted from the Mandatory Isolation Regime the construction of buildings of more than 5,000 square meters and the finalizations of construction projects that could be completed or finished within 90 days.

Since November 9, 2020, by means of Decree No. 875/2020 the social, the Mandatory Isolation Regime was replaced by a mandatory distance regime (“Mandatory Distance Regime”) in many Argentine jurisdictions, including the area of the Greater Buenos Aires, and Olavarría. During the Mandatory Distance Regime, among others, individuals must maintain a minimum distance of two meters between them, use face masks in shared spaces, sanitize their hands, and strictly comply with the protocols for activities, recommendations, and instructions implemented by the provincial and federal health authorities. In case of detecting situations of risk of spread of the COVID-19, the governors are empowered to reinstate the Mandatory Isolation Regime for individuals entering the province or the City of Buenos Aires from other jurisdictions, with prior intervention of the provincial health authority and for a maximum period of fourteen days. Pursuant to the Decree No. 168/2021 of the Argentine Executive Branch the Mandatory Distance Regime has been extended until April 9, 2021 in all Argentine jurisdictions.

The economic, industrial, commercial, and service activities, including our activity, may be carried out, provided, they have an operating protocol approved by the provincial health authority that includes all the recommendations and instructions of the federal health authority and restrict the use of closed surfaces allowing a maximum of 50% of their capacity (subject to certain exceptions). Certain activities (e.g., social, cultural activities for maximum of 20 persons in closed spaces and 100 in open spaces, cinemas, theatres) remain prohibited during the Mandatory Distance Regime.

As consequence of the second wave of COVID-19 infections that Argentina is experiencing since March 2021, and as cases continue to rise, pursuant to Decrees No. 235 and No. 241/2021, the Argentine Executive Branch re-established a limited number of restrictions on certain business operations and individuals circulation (like the restriction of groups’ tourism travels, closing of shopping malls, shops operation restrictions between 19:00 and 6:00 on the following day, and general circulation restriction between 20:00 and 6:00 on the following day) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021. If these restrictions are extended or expanded, the economic activity could continue to fall, poverty continue to rise and all other economic indicators continue to deteriorate, all of which has had and continues to have an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business.

The measures to control the COVID-19 pandemic have negatively impacted the global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly impacted global supply chains, all of which have had and may continue to have an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business.

The Argentine government has imposed certain conditions in the granting of work and production assistance and benefits in response to the COVID-19 pandemic, that may have effects in us and/or some of our Argentine subsidiaries.

Pursuant to Decree 332/2020, the Argentine Executive Branch created an emergency work and production assistance program available until December 31, 2020 to all employers (excluding those rendering services deemed essential, except under exceptional circumstances) that comply with any of the following requirements (“ATP Program”): i) perform activities critically affected by the geographical areas where they are carried out; and/or ii) have a significant number of employees infected with COVID 19 or subject to mandatory isolation or work exemption; and/or iii) have suffered a significant reduction of their sales after March 12, 2020.

Benefits of the ATP Program included: i) extension of the expiration for the payment of employers’ contributions to the Argentine Social Security System or a reduction of up to 95% on employers’ contributions to the Argentine Social Security System; ii) the payment by the Social Security Authority (ANSES) of a complementary salary to all or a portion of the beneficiary’s workers in an amount equal to 50% of the workers’ net salary as of February 2020 provided that it could not be lower than the minimum salary nor higher than two minimum salaries or the total of the net salary for that month, to be computed on account of the full remuneration owed to the worker; and iii) subsidized interest rate loans.

On April 5, 2020 the Argentine Executive Branch created the Committee for the Evaluation and Monitoring of the ATP Program. Pursuant to the Committee’s decisions and recommendations, beneficiaries of the ATP Program with more than 800 workers as of February 29, 2020 are banned from: i) distributing dividends for the fiscal years ending since November 2019; ii) re-purchasing, directly or indirectly, their own shares; iii) purchasing securities with Pesos for their settlement in foreign currency or their transfer outside Argentina; and iv) making any payments to persons with residence in “non-cooperative jurisdictions” or other jurisdictions subject to low or no taxation at all. These restrictions apply during the fiscal year when the benefits were granted and the following 12 or 24 months depending on the benefit granted and the number of workers.

On November 12, 2020, the Ministry of Work, Employment and Social Security created the Program for the Productive Recovery II (Programa de Recuperación Productiva – REPRO- II), which provided for the payment of a fixed amount of 9,000 pesos to each of the workers of the beneficiary on account of the salaries to be paid by such beneficiary for two months. However, the beneficiaries could re-register for the benefit within the second month of the benefit; and the number of employees subject to the benefit are determined on the basis of the number of beneficiaries, the economic and financial situation of each beneficiary, the general economic conditions and the program’s budget. Pursuant to Resolution No. 57/2021, the Ministry or Work, Employment and Social Security approved new amounts of the benefit depending on the sector of the workers for 9,000 pesos for non-critical sectors workers, 12,000 pesos for critical sectors workers and 18,000 pesos for health sector workers.

Our subsidiary Ferrosur applied for, and was granted, the following benefits under the ATP Program: i) the payment of the complementary salary during April and May 2020; and ii) the extension of the expiration for the payment of the employees’ contributions to the Argentine Social Security System due in May 2020 until August 2020. Therefore, Ferrosur is subject to the restrictions described above until December 31, 2022.

We cannot assure that neither we nor any of our Argentine subsidiaries will not be in a position to need to request these or any other assistance or benefits under these or other measures and aid programs issued by the Argentine government in response to the COVID-19 pandemic and/or under which conditions.

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

The cement industry is cyclical and sensitive to changes in supply and demand that are, in turn, affected by political and economic conditions in Argentina and elsewhere. This cyclicality may decrease our profit margin. In particular:

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

We may face increased competition if the other Argentine cement manufacturers, despite incremental freight costs, decide to increase their existing capabilities (whether greenfield or brownfield) in the manufacturing and/or distribution ends of the cement market. Certain of our local competitors are executing investments to expand their production capacity levels in Argentina. According to available public information, Holcim Argentina S.A. is expanding the “Malagueño” plant, located in the province of Cordoba, by 0.7 million tons. In the case of Avellaneda S.A., a similar expansion of 0.7 million tons in the “El Gigante” plant in the province of San Luis has been finished in late 2020 and is operating.

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

Demand for our cement products is highly related to residential and commercial construction in Argentina and is dependent upon public infrastructure developments, which, in turn, is affected by economic conditions in those countries.

Cement consumption is highly correlated to construction levels. Demand for our cement products depends, in large part, on residential and commercial construction and infrastructure developments. Residential and commercial construction, in turn, is highly correlated to prevailing economic conditions in the country. An eventual decline in economic conditions would reduce household disposable income, cause a reduction in residential construction and potentially delay infrastructure projects, leading to a decrease in demand for cement. As a result, a deterioration in the economic conditions would have a material adverse effect on our financial performance. We cannot assure you that growth in Argentina’s GDP will rebound, or growth in Argentina´s GDP, or the contribution to GDP growth attributable to the construction and infrastructure sectors, will continue at the recent pace or at all.

A reduction in private or public construction projects in Argentina could have an adverse effect on our business, financial condition and results of operations.

Significant interruptions or delays in, or the termination of, private or public construction projects may adversely affect our business, financial condition and results of operations. Private and public construction levels in our market depend on investments in the region which, in turn, are affected by economic conditions.

We cannot assure you that the Argentine government will execute the infrastructure plans as communicated. A reduction in public infrastructure spending in the markets in which we operate or delay in the execution of these projects could have an adverse effect on the general growth of the economy and, therefore, could adversely affect our business, financial condition and results of operations.

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

We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. In 2020, our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 10.1%, and 9.9% and 10.4% in 2019 and 2018, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Energy accounts for a significant portion of our total cost of sales, so higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.

We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2020, in Argentina, thermal energy cost and electricity cost represented approximately 11.1% and 9.3% of our total cost of sales, respectively, and in 2019 and 2018, thermal energy cost and electricity cost represented approximately 15.7% and 10.0% and 15.9% and 10.2% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies.

Electricity shortages have occurred in Argentina in the past and could occur again in the future, and there can be no assurance that power generation capacity will grow sufficiently to meet our demand. In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and could be required to ration supply in order to meet a national energy demand that exceeds the current generation capacity.

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

Public health threats or outbreaks of communicable diseases, including the COVID-19, have had and will likely continue to have an adverse effect on our operations and financial results

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Argentina for an indefinite period of time.

Since the COVID-19 outbreak in March 2020, the Argentine government adopted a series of measures to control the spread of the virus, including quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption. See “The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic have had and will likely continue to have an adverse effect on our business and operations”. This outbreak has resulted in a global economic slowdown and a temporary shutdown of production and supply chains and disrupt international trade, all of which has negatively impacted our industry and our business. In addition, the COVID-19 pandemic poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that have been requested or mandated by governmental authorities, which have had and will likely continue to have a material adverse effect on our results of operations, financial condition and liquidity.

To date, the outbreak of the COVID-19 has caused significant social and market disruption. The long-term effects to the global and the Argentine economy and to us of the on-going COVID-19 pandemic~~,~~ are difficult to assess or predict, and may include a further decline in the market prices of our ordinary shares and ADSs, risks to employee health and safety, risks to our production process and operations and reduced sales in geographic locations impacted.

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

Including the definition of staggered home office rotation for all employees since March 17, 2020. In compliance with the Mandatory Isolation Regime we undertook the following measures: (i) suspension of production and dispatch of cement, concrete and aggregates, (ii) temporary suspension of the construction of the second line of L’Amalí plant in Olavarría, Province of Buenos Aires, Argentina, and (iii) home-office for all of our administrative staff.

According to Decree 297 and Administrative Decision No. 450/2020, certain activities and services were declared essential and exempted from compliance with the Mandatory Isolation Regime (including the construction of public works and the sale of building material depots). See “Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic have had and will likely continue to have an adverse effect on our business and operations.”

This situation has been causing a decline on the demand of our products, mainly in the cement bulk sales. Over time, these measures may also have a negative impact on our activities including our revenue, supply and profitability but also on the recoverability of our receivables and long-lived assets. In light of the current situation and in addition to the measures above mentioned, we have initiated proactive cost management strategies and an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, tightening our fixed cost structure, including labor costs, and reformulating our priorities regarding maintenance capital expenditure needs.

We may also be affected by a decline in the demand of our products due to significant interruptions or delays in, or the termination of, private or public construction projects, or the need to further implement additional policies limiting our production or limiting the efficiency and effectiveness of our operations, including home office policies for a prolonged period of time. Furthermore, it is not possible to measure impacts on the health of our employees, even if the appropriate measures have been taken. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict the duration of the pandemic, how the disease will evolve (and potentially, spread) in Argentina, or anticipate any additional protective measures or restrictions the Argentine government may impose. Given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on our activities, the demand of our products and our results of operations, financial position and cash flows.

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

Despite that as of the date of this annual report the Mandatory Isolation Regime has been lifted in all jurisdictions in Argentina, there is uncertainty on the reinstatement of a strict lockdown or any other government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for the year of 2021. The extent to which COVID-19 could impact our business depends on future developments, which are highly uncertain and cannot be predicted and are outside of our control, including new information which may quickly emerge concerning the severity of the virus, the scope of the outbreak and the actions to contain the virus or treat its impact, among other developments.

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

By the end of December 2020, a strike of AOMA against our contractor in charge of the extraction of limestone in Olavarría provoked a suspension of the works at the quarry and of the operation of the kilns in our L’Amalí plant. The union claimed the affiliation of such contractor’s workers to the AOMA union and was settled after several days of strike. The conflict provoked the consumption of most of our cement stocks at out L’Amalí plant, but we did not discontinue the dispatch and delivery of our products.

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

The implementation of our growth strategies depends on certain factors that are beyond our control, including changes in the conditions of the markets in which we operate, actions taken by our competitors and laws and regulations in force in Argentina. Our failure to successfully implement any part of our strategy may have a material adverse impact on us.

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

As of the date of this annual report the works are in progress and close to completion. Clinker production is expected to begin by May 2021, and full commission is scheduled for second semester this year.

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

In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now InterCement Trading e Inversiones S.A.) are named as defendants in both actions. A lawsuit does not become a class action unless and until the court enters an order certifying that the case satisfies certain criteria. As of the date of this annual report none of the complaints have been certified as class actions. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal proceedings—Securities Complaints Commenced Against Loma Negra under US Jurisdiction”. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss in respect of the Federal Class Action. On July 17, 2020, the plaintiff voluntarily dismissed the appeal filed against the Federal Court’s opinion. Therefore, the favorable opinion for the Company and the other defendants is final and the Federal Class Action is over. However, the State Class Action (defined below) is still ongoing. We cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations.

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

Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.

Pursuant to Resolutions 54/2018 of the former Ministry of Production and Labor Law — which establishes the technical quality and safety requirements for all types and classes of cements used in construction-cement sold in bags must have a maximum net content of 25 kilograms. Therefore, our cement bags must be reduced from 50 kilograms to 25 kilograms. This requirement shall be enforceable as from October 3, 2022. However, the main cement companies through the AFCP have requested an extension of the effective date and are working with the administrative authorities regarding the implementation of this new regulation as well as a potential timeline. This implementation could adversely impact our results of operation and financial condition and we will need to incur in capital expenditures to adapt our bags productions lines and packaging.

Compliance with mining regulations or the revocation of our authorizations, licenses and concessions could adversely affect our operations and profitability.

We engage in certain mining operations as part of our cement production processes. These activities are dependent on authorizations and concessions granted by the Argentine governmental authorities or regulatory agencies. The extraction, mining and mineral processing activities are also subject to applicable laws and regulations, which change from time to time. Although we believe that we are in substantial compliance with applicable laws relating to these activities as well as the terms of our current authorizations and concessions, the effect of any future applicable regulatory changes regarding such matters on our mining activities or mining rights cannot presently be determined. In addition, if our authorizations and licenses are revoked, we may be unable to maintain or improve our cement production levels, which could adversely impact our results of operation and financial condition.

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

Pursuant to Decree No. 158/2020, published on March 12, 2021, the National Government imposed an update mechanism pursuant to which Ferrosur would have to substantially increase the amount of the performance guarantee it had originally posted according to the concession contract (and updated in 2018 voluntarily). Ferrosur has recently filed an administrative appeal against such Decree before the Executive Branch not only because the update is considered unreasonable but also because the National Government does not have the right to unilaterally modify the concession contract.

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

In addition, Law No. 27,132 (passed in April in 2015), inter alia, established that the Argentine Executive Branch must adopt all necessary measures to recover the administration of railways infrastructure, provide for open access for the Freight Railroad Transportation system and empowers the Ministry of Transport to terminate and to renegotiate the railways concession contracts. It also provided that the Executive Branch would create a National Registry of Railroad Operators. Such registry was created by Decree No. 1924/15, within the purview of the National Commission of Transport Regulation (CNRT).The full implementation of the open access scheme entails the re-assumption by the Government of the administration of the railways infrastructure and, once in place, would be a significant change in the Argentine railway system. This regulatory change may benefit those sectors which are interested in operating railways in Argentina, as well as those that wish to transport commodities and other products through them.

On November 2018, Decree No. 1027/2018 was enacted. Decree No.1027/2018 regulates several provisions of Law No. 27,132. On the one hand, it establishes that the renegotiation processes of the current railways concession contracts may allow for an extension of their terms for up to ten years and, inter alia, regulate the investments to be made by the concessionaires. On the other hand, Decree No. 1027/2018 establishes that the open-access scheme will be fully implemented once all the current railway concession agreements have expired, including, if it were the case, the term of their extension.

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

By the end of 2018, the Ministry of Transport issued Resolution No. 1112/18 through which it appointed new members of the Special Commission. During 2019 Ferrosur Roca participated in two preliminary meetings between the railway transport companies and the Special Commission. In the first days of December 2019, the members of the Special Commission submitted their resignation. The new members took a large part of 2020 to analyze the background and records of the concession.

On May 8, 2020, the Board of Directors of Ferrosur decided to make the term extension request conditional on the renegotiation of certain terms and conditions of the concession contract, in order to mitigate certain issues that affect the Company’s business and alter the balance of the concession contract. Moreover, the Board decided that, in case no agreement is reached during such renegotiation, then Ferrosur Roca would reserve its right to withdraw the concession’s term extension request. In such sense, on May 13, 2020, Ferrosur Roca filed a note with the Ministry of Transport, the Special Commission and the CNRT informing the Board of Director’s decision in accordance with the abovementioned.

On November 3, 2020, the Ministry of Transport issued the Resolution No. 248/2020 to remove the Lobos-Bolívar railway branch of the General Roca line in the province of Buenos Aires (from km. 98,760 to km. 330,457) from the scope of the railway concession granted to Ferrosur Roca in 1992.

By the end of 2020 the Special Commission requested Ferrosur to ratify the representatives of the company that would interact with the Special Commission, which the company duly complied with. In January 2021, Ferrosur Roca made a new filing before the Special Commission requesting the prompt resumption of the negotiations. As of the date of this report, Ferrosur has not been called to any further meeting and has not received any response related to the extension of the concession.

In addition, on March 29, 2021, through Resolution No. 219/2021, the CNRT approved the Rules for the National Registry of Railroad Operators, and granted such capacity to Ferrosur and the other current railway concessionaires, among others. Pursuant to these rules, once the open access scheme is in force, any registered railroad operator will be allowed to provide railroad services regardless of who holds the ownership or possession of the facilities of the loading point or destination. In this sense, the National Government must adopt the necessary measures in order to resume the full administration of the railway infrastructure. The registration is subject to the compliance of certain requirements depending on the type of service (transport of people or goods), the filing of the information required by the CNRT, the compliance with any other regulations issued by the CNRT and the applicable law, and the compliance with the payment of a registration fee and annual fee. The obligations of the operators under this Registry includes the notification to the CNRT of any changes in its corporate structure, the sale of its equity and/or any circumstance adversely affecting the railroad services or the compliance with the requirements and conditions pursuant to which the registration was granted, among others; and the filing of its annual financial statements. The rules also created a set of provisions for determining the regime of violations to the rules and provide that the CNRT will prepare an annual report on each operator’s performance and compliance with the rules and other applicable law.

As of the date of this report, Ferrosur has not been informed about the information that the CRNT will request to the current railway concessionaires for their registration in the National Registry of Railroad Operators.

Also, as of the day of this report, the National Government has not carried out any of the infrastructure works that needs to be done to enable the implementation of the open access scheme and has not yet informed Ferrosur if the open access scheme will come into effect once the current railway concessions have ended. However, according to certain news articles and non-official sources, the Ministry of Transport’s intention would be to move forward with the implementation of an open access scheme, where the current railway concessionaries would become railway operators.

In light of the above and the provisions of Ferrosur Roca’s concession contract and the applicable legislation, although we have timely and duly taken all the steps provided for in the concession contract for the purpose of obtaining the extension of the concession for an additional period of 10 years, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to their stated terms or that they will extend the term of the railway concession in the future. We cannot guarantee that the Argentine authorities will actually implement the open access scheme either. Any such action by the Argentine authorities could have a material adverse effect on our business, financial condition and results of operations.

For additional information related to Ferrosur Roca’s railway concession, See “Item 4.B Information on the Company—Business Overview—Ferrosur Roca”.

Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.

Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the five-year period ended December 31, 2020. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers.

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

We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cyber security threats, however, as of December 31, 2020, our insurance does not cover losses associated with cyber security risks.

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

As of December 31, 2020, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2020, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Ordinary Shares and the ADSs

The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs declined by 30% and 21% in 2019 and 2020, respectively. This decrease in value has been largely attributed to Argentina´s most recent macroeconomic crisis. Other factors include:

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2020, the ten largest Argentine companies in terms of market capitalization represented approximately 54% of the aggregate market capitalization of the Mercado de Valores de Buenos Aires S.A., or MERVAL, the predecessor market of Bolsas y Mercados Argentinos, or BYMA, which began trading in May 2017. Accordingly, although you are entitled to withdraw the shares underlying the ADSs from the ADR facility, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Argentine Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D Additional Information—Exchange Controls”.

Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs.

Argentine income tax law provides that the income resulting from the sale, exchange or other transfer of shares and other securities is subject to tax at a rate of 15% for Argentine resident individuals or 30% for Argentine companies. Argentine residents are exempted from such tax in case of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV.

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

The Argentine Congress is currently discussing a draft bill to modify: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate. If the bill is enacted, such tax treatment would be applicable for fiscal years starting as of January 1, 2021.

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

On September 1, 2019, the Argentine government issued Executive Decree No. 609/19 (as amended) which, inter alia, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed as from 2015. Decree No. 609/19 was further regulated, amended and complemented by several regulations issued by the BCRA (included, but not limited to, Communication “A” 6844, as further amended, supplemented and restated). Since then, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the BCRA or fulfillment of certain requirements.

However, starting on January 17, 2020, local companies may transfer funds abroad in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the ADS holders, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for Pesos through the foreign exchange market as from such date. Access to the foreign exchange market for the payment of dividends in cases not above contemplated will require prior approval of the BCRA.

In addition to the formal exchange controls and regulations, the Argentine Central Bank has exercised in the past a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency to the extent permitted by applicable law. Subject to applicable law, the ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary´s fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso.

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

In the early 2000s, we finished the construction of L’Amalí, located approximately five kilometers from our Olavarría plant, and LomaSer, located approximately 50 kilometers from the City of Buenos Aires. These two plants are connected through the Ferrosur Roca railway, being a complement of each other, aiming to better serve the Greater Buenos Aires and the City of Buenos Aires area, Argentina’s most important cement consumption market.

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

The marketing operations in Paraguay started in 2000 and in 2013 the factory started its operations. After a few year, on August 21, 2020, we decided to sell our total stake in Yguazú Cementos, an operation with high standards of production and profitability. Our stake represented 51.0017% of the capital stock of Yguazú Cementos. The sale was made to the local shareholder of Yguazú Cementos. The Company considers that the economic result (excluding Exchange differences on translating foreign operations) of Ps.4,311 million obtained by this operation was very beneficial for Loma Negra and is in line with maximizing value for its shareholders. The sale price was US$107 million, the use of proceeds was mainly applied to repay existing debt and for the distribution of an extraordinary dividend. The sale was made to the local minority shareholder of Yguazú Cementos.

On February 12, 2021, our Board of Directors approved a plan for the repurchase of our shares in accordance with Section 64 of the Law No. 26,831 and the CNV Regulations. See “Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

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

We produce and distribute cement, masonry cement, aggregates, concrete and lime to wholesale distributors, concrete producers and industrial customers, among others. We held a market share of 43.8% in terms of sales volume in Argentina for the year ended December 31, 2020, according to management estimates.

Over our 90-year history we have built Argentina’s sole pan national, vertically integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2020, our annual installed clinker and cement production capacities amounted to 5.2 million tons and 8.4 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 158 years, based on our 2020 cement production levels.

For the year ended December 31, 2020 and the year ended December 31, 2019, we had revenues of Ps.41,623 million and Ps.47,753 million, respectively, and net profit of Ps.11,382 million and Ps.5,505 million, respectively. For the year ended December 31, 2020 and the year ended December 31, 2019, we also had net profit margin amounted to 27.3% and 11.5%, respectively. Our net debt (borrowings offset against cash balances, banks and cash-equivalent investments) as of December 31, 2020 and December 31, 2019 was Ps.2,065 million and Ps.10,762 million, respectively.

Our Products

We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. Both in 2020 and 2019, cement represented approximately 85% of our shipments.

In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 60% of our sales in 2019 and 70% in 2020.

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

Lime

We produce two different types of lime: (1) hydraulics, under the brands Cacique Plus and Cacique Max; and (2) industrial, under our brand Loma Negra Plus. These products are generally used for generic masonry, underpinning, interior and exterior plaster, interior and exterior subfloors and soil stabilization. The mixing process includes cement, sand and lime.

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

Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 52% of the aggregates consumed by Lomax in their concrete production operations, as of 2020.

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

Capacity and Volumes

In 2019, our sales volume reached 5.5 million tons of cement, masonry and lime, and in 2020, it reached 5.2 million tons. We had a cement installed capacity of 8.4 million tons, a concrete installed capacity of 0.9 million m3, an aggregates installed capacity of 2.2 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a 365-day production per annum.

The following table sets forth certain data related to our operations for the periods indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018
Operating data (million tons annually)(1)
Installed cement capacity
Total installed cement capacity	9.1	9.1	9.1
Installed clinker capacity
Total installed clinker capacity	5.2	5.2	5.2
Installed concrete capacity in Argentina (in m3)	0.9	1.2	1.2
Installed aggregates capacity in Argentina	2.2	2.2	2.2
Installed lime capacity in Argentina	0.5	0.5	0.4
Production volume (millions of tons):
Cement, masonry and lime total	5.1	5.4	6.1
Clinker
Clinker total	2.9	3.6	4.0

(1)	Annual installed capacity is based on a 365-day production per annum.

The table below sets forth the name, location and annual clinker and cement production at each of our eight cement plants during the year ended December 31, 2020:

Name	Location	Annual Production of Clinker	Annual Production of Cement and Masonry Cement
		(in millions of tons)
Barker	Benito Juárez	0.0	0.1
Catamarca	El Alto	0.7	0.9
L’Amalí / LomaSer	Olavarría/Vicente Casares	1.5	2.0
Olavarría	Olavarría	0.5	1.0
San Juan	San Juan	0.0	0.2
Zapala	Zapala	0.2	0.3
Ramallo	Ramallo		0.3
Sierras Bayas	Olavarría	0.0	0.0

Total		2.9	4.7

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2020	2019	2018
	(in millions of tons)
Argentina:
Barker	0.1	0.1	0.3
Catamarca	0.9	0.9	1.1
L’Amalí/ LomaSer	2.0	2.2	2.2
Olavarría	1.3	1.4	1.5
San Juan	0.2	0.1	0.2
Zapala	0.3	0.4	0.3
Ramallo	0.3	0.2	0.2
Sierras Bayas	0.0	0.1	0.2

Total	5.1	5.4	6.1

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

These examinations are performed by sampling the subject material from the various points on each production line. All of our plants have received ISO 9001 certification, which reflects the quality of our products and of our operating procedures. Our quality controls comply with the ISO 9000 rules.

Raw Materials

The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. These items collectively represented 10% in 2020 and 10% and 13% in 2019 and 2018, respectively, of our total cost of sales.

Mineral Reserves

Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate exclusively operate six open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the high quality of the limestone in the mines. We have total limestone reserves of approximately 1,107 million tons, which should be sufficient to supply us with approximately 158 years of cement production at our 2020 rate of consumption.

Our reserves are a sum of proven and probable reserves. Proven reserves are those mineral masses for which size, shape, depth and mineral content of reserves are well established, revealed by geological surveys, drilling campaigns, chemical analysis and geological modeling, to ensure exploitability and usage. All of these activities determine the quantity of minerals that matches the quality required by our production process. Our proven reserves contain suitable geological and chemical information density (drill holes) to guarantee their existence, continuity and the suitability of use. Proven reserves are constrained by a final pit configuration (effectively exploitable reserves). In addition to the foregoing, we consider reserves to be proven if they are present on land we own and if related environmental permits have been granted.

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

Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third parties to review reserves over the five-year period ended December 31, 2020. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. We believe that our engineers and geologists are qualified to prepare our mineral reserves data in Argentina. Given that we prepare our mineral reserve data in-house, our engineers and geologists have acquired important technical know-how, which helps us to maintain our cost competitiveness.

To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2020, mostly all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

Each of our plants possesses and is responsible for several active and inactive mining licenses. Active mining licenses are those for which we hold all necessary permits and rights to actively exploit the mineral mass. Each of our plants also holds inactive mining licenses on areas for which we do not have the operational license, since their exploitation is not currently necessary.

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

We distinguish recoverable limestone from waste by evaluating whether the limestone rocks are adequate to be used in a raw mill, which is a powder composed of a clay and limestone mixture, and other minerals. In order to meet raw mill specifications, we generally use limestone with at least a 75% concentration of calcium carbonate (CaCO3). Although there is no specific cutoff grade for aggregates, we distinguish recoverable aggregates from waste by segregating the type of rock extracted from the quarry. The most common rocks used for aggregates production are granite, basalt, limestone, sand or gravel.

Depending on the type of cement product, we require approximately 1.5 tons of limestone to produce one ton of clinker. On average, we require approximately 1.2 tons of limestone to produce one ton of cement product. In addition, on average, we required approximately one ton of rock to produce one ton of aggregates product.

The table below sets forth our total proven and probable operating limestone and granitic aggregates reserves by geographic regions as of December 31, 2020:

			Active Mining Rights		Inactive Mining Rights	Total Proven & Probable	Years to Depletion	2020 Annualized Production	5 year Average Annualized Production
Location	Mining Property	Number of quarries	Proven (R1)	Probable (R2)	Probable (R2)
	(in millions of tons)							(in thousands of tons)
Limestone:
Catamarca	Doña Amalía	1	63.2	56.2	—	119.4	86	1,271.1	1,390.1
San Juan	Piedras Blancas	1	0.3	0.3	—	0.6	6	15.6	97.4
Zapala	El Salitral	1	18.5	29.7	—	48.2	190	368.3	422.8
	Cerro Bayo	1	13.5	18.7	—	32.1
Barker	Barker	1	44.8	27.0	—	71.8	120	327.7	597.3
Olavarría and L’Amalí	La Pampita y Entorno (Don Gabino - Los Abriles - SASII)	1	597.0	35.3	—	632.3	141	3,886.4	4,500.0
	Cerro Soltero I	—	—	—	53.5	53.5	—	—	—
	Cerro Soltero II	—	—	—	111.6	111.6	—	—	—
	El Cerro	—	—	—	37.6	37.6	—	—	—

Total			737.3	167.1	202.7	1,107.2	158	5,869.1	7,007.5

Granitic aggregates:
La Preferida		2	62.7	54.2	—	116.9	115	637.6	1,012.6

Total			62.7	54.2	0.0	116.9	115.5	637.6	1,012.6

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

The map below shows the geographical location of each of our principal reserves:

Energy Sources

We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. Energy is the largest single cost component in the production of cement and accounted for 26% of our total cost of sales in 2020 and 26% and 22% in 2019 and 2018, respectively.

Thermal Energy

Thermal energy is our most utilized source of energy for our operations having accounted for 11% in 2020 and 17% and 17% in 2019 and 2018, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of each energy source. This great versatility allows us to capture a very competitive price on the market.

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

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. Average petcoke prices increased by approximately 38% from 2017 to 2018 and 19% from 2018 to 2019 and decreased 39% from 2019 to 2020. This decline is not reflected in the greater use of solid fuels because the decrease in the cost of natural gas was even greater than 50% making more convenient to maximize the percentage of natural gas in the thermal energy matrix. Particularly during 2020 we managed to capture the low prices of Gas, due to the oversupply combined with the collapse in consumption due to the pandemic. Reaching a thermal matrix where gas as fuel prevailed.

Electrical Power

Electrical power is one of the main drivers of our cost structure and represented 9% in 2020 and 10% and 11% in 2019 and 2018, respectively, of our total cost of sales. In 2016, the new administration in Argentina started a process to reverse subsidized electrical power rates and has implemented a series of measures to correct and normalized the electrical power tariff, which has had a direct negative impact on our cost structure.

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

We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 20% of our current electrical power requirements. Additionally, in 2020 we covered 56% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27.191.

Pursuant to the Law No. 27,191, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources pursuant to the requirements set forth by the Law No. 27,191 equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements (PPAs) with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA. See “Item 5.F Operating and Financial Review and Prospect –Supply Contracts”.

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

At the end of 2019, we obtained the authorization to co-process the rejection of the urban waste, leading in Argentina the use of this waste stream in the co-processing. During 2020, we developed the use of new alternative fuel streams. At the Zapala Plant we carry out the tests of “Regenoil”, a fuel derived from the oil industry waste in Vaca Muerta, Neuquén Province. In Buenos Aires, we are making progress with the co-processing of scrap tires, actively promoting the use of this type of waste in cement kilns.

Sales, Marketing and Customers

We are supported by a commercial, sales and marketing team of more than 64 people focused on attending our customers’ needs. This team includes the technical center Loma Negra, focused on quality control, research and development of new products and technical support for clients. We serve more than 1,050 clients in Argentina through our dedicated sales teams. In the Greater Buenos Aires and the City of Buenos Aires area, our sales team is organized by customer category, namely distributors, concrete companies, industrial and construction companies, and public sector entities. Outside the Greater Buenos Aires and the City of Buenos Aires area, sales teams are organized by geographical region.

We have long-term relationships with many of our customers, with approximately 70% of our customer base (representing over 78% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 5% of our total net sales, while our top 20 clients represented approximately 39% of total cement volume sold during 2020. We have also built a diversified customer base by sectors.

Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2020, 71% of our total cement sales were made directly to our wholesale distributors, 20% to concrete producers, 5% to industrial customers and 4% to construction companies and others.

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

According to our 2020 annual customer satisfaction inquiry to evaluate our key competitive advantages, we outperformed our competitors in terms of, cement quality, and on-time delivery. For the first time since the inquiry , the competition outperformed us in overall satisfaction. We attribute this result to: the increase in bagged cement demand after the lockdown was implemented which peaked while the inquiry was being held; From past results we know the satisfaction inquiry has a high negative correlation with cement demand.

Source: 2020 Loma Negra Customer Satisfaction Inquiry Results.

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

Distribution

We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support

We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 41% of our total volume sold in 2020.

Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2020.

Sales of Cement in Argentina in 2020

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	41	41
Center	23	63
Northwest	14	78
Northeast	9	87
Patagonia	8	95
Cuyo	5	100

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

In addition, we operate the Ferrosur Roca freight railway network, which extends from the northeastern region of the City of Buenos Aires to several other regions of the country. Of the total distance of 3,100 kilometers that are part of this railway concession, approximately 2,500 kilometers are currently operational. We use the Ferrosur Roca freight railway network to ship our products and raw materials, as it is connected directly to five of our plants. In addition, third parties have access to this railway network in which we charge them freight railway fees to ship their goods.

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

Ferrosur Roca S.A.

Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer, Solá and Bullrich production and distribution centers. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2020, Ferrosur Roca had 1,151 employees.

The Ferrosur Roca concession expires in 2023 and could be extended by the Argentine government for an additional term of 10 years, based on the fulfillment of obligations related to the concession, such as investments, maintenance and fines imposed, among others.

On March 8, 2018, Ferrosur Roca duly filed before the Ministry of Transport a request for an extension of the term of validity of the concession for ten more years. The Ministry responded on March 20, 2019, informing Ferrosur Roca that the Special Commission created by Decree No. 1027/2018 would be in charge of the renegotiation of the concession agreement, and that such process will include the analysis of the concession term extension in order to enable the implementation of the open access scheme. As of the date of this report Ferrosur has not received a response to the extension request. The Group Management understands that it has timely and duly taken all the steps provided for in the concession contract for the purpose of obtaining the extension of the concession for an additional period of 10 years.

On November 3, 2020, the Ministry of Transport issued the Resolution No. 248/2020 to remove the Lobos-Bolívar railway branch of the General Roca line in the province of Buenos Aires (from km. 98,760 to km. 330,457) from the scope of the railway concession granted to Ferrosur Roca in 1992.

Recycomb S.A.U.

We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2020, Recycomb had 29 employees.

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

Insurance

We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina and Paraguay, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2020, the aggregate value at risk of our plants was approximately US$ 1,377,270,376. These policies have a deductible of US$ 54,000 per claim. For loss of profit derived from material damages the coverage is 21 days.

We have not made any material claims on our insurance policies in recent years.

Sustainability and Social Responsibility

In its performance, Loma Negra considers sustainability as the basis of its business vision, and it is from this concept that it guides its activities and commitment to operate in a safe, socially and environmentally responsible manner, creating value for our shareholders and avoiding and reducing the impact of our activities on the environment and society. Three principles drive our practices in the markets in which we operate, under the Triple Impact concept, promoting economic growth, social contribution and environmental care, in harmony with our communities. Following these principles, we will continue to develop as a world-class company and we will operate our business in accordance with the principles of sustainability, being agents of change within the framework of continuous improvement.

Together with other companies of the InterCement Group, we have been signatories of the Global Compact led by the United Nations from 2004 to 2010 and, until January 2020, we have been members of the Cement Sustainability Initiative, or CSI, an initiative of the cement segment of the Council World Business for Sustainable Development, or WBCDS, currently called the Global Cement and Concrete Association or GCCA. For its part, we are a member company of the “Argentine Business Council for Sustainable Development” (CEADS). These programs have supported us in the development and implementation of a sustainability strategy of international standards that contributes to the development of the communities in which we operate.

We believe that we are pioneers in the use of alternative fuels in Argentina and in promoting the circular economy, increasingly venturing into the use and valorization of new waste streams (not recyclable or reusable) as alternative fuels and raw materials used in our cement plants, through the co-processing technique, substituting the use of fossil fuels and non-renewable natural resources. In this line, we intend to continue advancing in the maximization of co-processing in the country, promoting the circular economy in all operations, and contributing to reducing CO2 emissions and, also, to achieving the sustainable development objectives set by the United Nations as part of the global agenda to 2030. We continuously monitor the emissions to the atmosphere of our furnaces, which allows the control of pollution in real time. In December 2012, we successfully registered our first clean development mechanism (CDM) project with the United Nations Framework Convention on Climate Change, or UNFCCC. Our focus on improving energy efficiency at our Catamarca plant has reduced carbon dioxide emissions by approximately 6,000 tons per year.

For its part, we became the first Argentine company of private capital with the highest consumption of renewable energy from wind farms, thus promoting the diversification of its energy matrix and that of the Country, contributing to the reduction of the carbon footprint, using renewable energy in cement plants, as an alternative to traditional energies generated from fossil fuels.

Thus, in 2019 the energy matrix was made up of 38% renewable energies, replacing 227 gigawatt-hours (GWh) of non-renewable generation during the year. This is equivalent to the average consumption of more than 75,000 standard households, and an annual reduction of 105,224 t CO2. During 2020, 56% of renewable energy has been exceeded in the energy matrix, representing a great milestone for the company, positioning itself well above the legal requirement foreseen for 2019 and 2020 of 12% of renewable energy and 20% from 2025.

Competition

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

The chart below sets forth the estimated cement market share in Argentina during 2020 for our company, Holcim Argentina, Cementos Avellaneda and Petroquímica Comodoro Rivadavia.

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

Since 2016, the dispatch participation of bulk cement has been increasing, however, starting in the third quarter of 2019, this trend seems to have changed as cement demand for public and private infrastructure works has decreased, affecting industrial consumer more in comparison to other cement consumers that purchase cement in the bag format. In 2020, we supplied 70% of Argentina’s cement dispatch by bags and 30% of Argentina’s cement dispatch by bulk.

In July 2017, we accepted the proposal from the Chinese company Sinoma International Engineering Co., or Sinoma for the construction of a second line at our L’Amalí plant to increase the installed capacity of this facility by 2.7 million tons annually, involving a capital expenditure of approximately US$350 million. The execution phase of the L’Amalí plant expansion started in August 2017. As of the date of this annual report the works are in progress and close to completion. Clinker production is expected to begin by May 2021, and full commission is scheduled for second semester this year.

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

Likewise, our main competitors are executing investments to expand their production capacity in Argentina. According to available public information, Holcim Argentina S.A. is expanding the “Malagueño” plant, located in the province of Cordoba, by 0.7 million tons. In the case of Avellaneda S.A., a similar expansion of 0.7 million tons in the “El Gigante” plant in the province of San Luis has been finished in late 2020 and is operating.

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

The chart below presents the market share of concrete in the Greater Buenos Aires and the City of Buenos Aires area as of December 31, 2020. Our combined market share is 49% when we add Lomax share together with the NPV clients and other exclusive concrete producers.

Source: Loma Negra.

Legal and Regulatory Matters

Environmental Regulations

The pollutants generated by cement producers are mainly dust and gas emissions. In Argentina, beyond the specific regulations on the emission of gases and air quality, there are comprehensive regulations that regulate the environmental impact of the general activities of each establishment, thus requiring that all production facilities have a certificate of environmental compliance (called “Certificate of Environmental Aptitude” (CAA) or “Environmental Impact Statement” (DIA)) issued by the environmental agencies of each of the jurisdictions in which we operate. In this way, we have obtained and maintained in full force the CAAs of the Barker, LomaSer, Zapala, and Technical Center plants, while our Catamarca, L’Amalí, Olavarría, Ramallo, and San Juan plants have delivered the necessary documents to renew the respective CAA or DIA. It is estimated that these renewals will be granted during 2021, highlighting that the current regulations have been duly complied with, and that the plants can operate while the certificate renewal process is in progress. For their part, our concrete plants are also certified or in the process of obtaining the certificates. We do not require any materials technology licenses for our cement or concrete operations.

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

Professional Associations

As of the date of this annual report we are part of the following associations:

•	Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).

•	Argentine Institute of Portland Cement (Instituto Argentino de Cemento Portland).

•	Argentine National Concrete Association (Asociación Argentina de Hormigón Elaborado).

•	Argentine National Association of Industrial Gas Consumers (Asociación de Consumidores Industriales de Gas de la República Argentina).

•	Argentine National Association of Energy Power Major Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina).

•	Latin - American Railway Association (Asociación Latinoamericana de Ferrocarriles).

•	American Chamber of Commerce of United States in Argentina (Cámara de Comercio de Estados Unidos en Argentina).

•	Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible).

•	Argentine Chamber of Importers (Cámara Argentina de Importadores).

•	Chamber of environmental companies (Cámara de empresas de medio ambiente).

C.	Organizational Structure

The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	Indirect ownership (through Cofesur SAU, in which we have a direct 100% equity ownership interest)

D.	Property, Plants and Equipment

Our Production Facilities

As of December 31, 2020, we owned eight cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí / LomaSer, Olavarría, Ramallo, San Juan, Sierras Bayas, and Zapala, eleven concrete plants operating under the Lomax brand and one granitic aggregates plant.

The following table sets forth information regarding our production facilities, as of December 31, 2020:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North-east:
Resistencia	Warehouse	Resistencia
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001

LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Sierras Bayas	Grinding Mill	Olavarria	1919
Paraná	Warehouse	Paraná
Patagonia:
Zapala	Cement	Zapala	1970
Cuyo:
San Juan	Cement	San Juan	1963
Mendoze	Warehouse	Palmira	2020
North-west:
Catamarca	Cement	El Alto	1980
Salta	Warehouse	Salta	2020
Concrete plants under the Lomax brand:

Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
San Lorenzo	Concrete	Santa Fe area	2016
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Vicente Casares	Concrete	Greater Buenos Aires area	2018
Escobar	Concrete	Greater Buenos Aires area	2020
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

The map below presents the location of our facilities:

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

L’Amalí

The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 1.9 million tons of clinker and approximately 2.2 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See “—Investments” and “Item 5.B Operating and Financial Review and Prospect–—Liquidity and Capital Resource–—Capital Expenditures” for more information regarding the planned expansion of the L’Amalí plant”.

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

See “Item 4.D Property, Plants and Equipment – Investments”

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

Sierras Bayas

We acquired the Sierra Bayas plant, which is located in the City of Sierras Bayas, Province of Buenos Aires, in 1992 as part of the Cemento San Martín acquisition. This plant had annual cement production capacity of 0.66 million tons.

This plant is prepared to receive clinker for cement production from the L’Amalĺ and Olavarrĺa plants. In the context of the L’Amalĺ expansion project, and considering the decline in demand, the company is analyzing the future operation in this plant.

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

We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 52% of the aggregates consumed by Lomax in their concrete production operations.

Investments

The second line of the L’Amalí plant is expected to increase our annual installed cement production capacity by 2.7 million tons and requires a capital expenditure of approximately US$350 million (US$130 per ton). As of December 31, 2020 we have achieved 96% of progress in the construction of the L’Amalí plant second line, and we have invested approximately Ps.22,490 million.

The L’Amalí plant is strategically located in the Buenos Aires region and near our main distribution center, LomaSer, a region of Argentina that accounts for approximately 38% of the country’s cement consumption.

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

All imported material of the main equipment were received at site. In addition, civil works for main foundations, silos and buildings structures are completed, and the supply of local steel structures is almost fully completed. Regarding the electromechanical construction, the crusher was tested, the kiln system erection was completed, and the raw and cement mill erection presents good progress. As of the date of this annual report the works are in progress and close to completion. Clinker production is expected to begin by May 2021, and full commission is scheduled for second semester this year.

Additionally, during the month of February of this year, the kiln bag filter was commissioned at the Zapala plant, replacing the electro-filter. This investment will contribute to a more sustainable operation. The work began in early 2019, required an investment of USD 7.3 million.

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

During 2016, the Argentine economy declined by 2.1%; however, in 2017, the Argentine economy grew by 2.8%. According to the INDEC, the Argentine economy contracted by 2.6%, 2.1% and by 9.9% in 2018, 2019, and 2020, respectively.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018
GDP (billions of Ps.)	624.3	693.0	707.1
Real GDP growth	(9.9)%	(2.1)%	(2.6)%
GDP per capita (in thousands of U.S. dollars)	8.6	9.9	11.7
Private consumption growth	(13.1)%	(6.4)%	(2.4)%
Average Ps./U.S. dollar exchange rate(1)	70.6	48.2	28.1
CPI inflation	36.1%	53.8%	47.6%
Private sector salary growth	34.4%	44.3%	30.4%
Unemployment rate(2)	11.0%	8.9%	9.1%

Source: BCRA, IDB and INDEC.

(1)	The average rate is calculated by using the average of the BCRA’s reported exchange rates on a daily basis.
(2)	As a percentage of Argentina’s economically active population.

COVID-19 Pandemic

The disruptions caused by the COVID-19 had an adverse impact on our results for the period ended on December 31, 2020. Although we are getting to co-exist with the virus, we need to stay alert and focus, as our country and the world continues to battle the COVID-19 pandemic. Furthermore, the evolution of COVID-19 infectious cases or outbreak of new traits remains uncertain. Therefore, we cannot predict the duration or severity of a new outbreak and its containment measures, and consequently we cannot foresee the impacts on our markets for 2021.

During the period ended on December 31, 2020, this situation has caused a decline on the demand of our products. The containment measures adopted to control COVID-19 pandemic had a negative impact on our activities including our revenue, and profitability but also on the recoverability of increase in the outstanding day of our receivables and the recoverability of our long-lived assets. In March, 2020, during the initial adoption of the Mandatory Isolation Regime we temporarily shut down our cement plant facilities, yet in April 2020, and after adopting strict bio-safety protocols, we restarted our operational activities at our cement facilities. Additionally, we initiated proactive cost management strategies and an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, tightening our fixed cost structure, including labor costs, and reformulating our priorities regarding maintenance capital expenditure needs.

At the time of this annual report, and given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on our activities, the demand of our products and our results of operations, financial position and cash flows. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for the year of 2021.We may also be affected by a decline in the demand of our products due to significant interruptions or delays in, or the termination of, private or public construction projects, or the need to further implement additional policies limiting our production or limiting the efficiency and effectiveness of our operations, for a prolonged period of time.

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

Our audited consolidated financial statements as of and for the year ended December 31, 2020, including the figures corresponding to the previous fiscal year have been restated to consider changes in the general purchasing power of our functional currency (the Peso) in accordance with the provisions in IAS 29 and the CNV’s General Resolution No. 777/2018. As a result, our financial statements are stated in the unit of currency that was current at the end of the fiscal year that is being reported.

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

The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2020, 2019 and 2018 has been 36.1%, 53.8% and 47.6%, respectively. See “Note 2.2 of our audited consolidated statements”.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2020, our consolidated foreign currency-denominated borrowings was Ps. 6,409 million, 82% of which was denominated in U.S. dollars, and 18% was denominated in Euros. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions.

As of December 31, 2020 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2020, our foreign currency denominated indebtedness as of December 31, 2020 would have increased by approximately Ps.1,700 million.

Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective until December 31, 2020, the Central Bank reinstated rigid restrictions and foreign exchange controls, for more information about said restrictions see “Item 10. Additional Information- D. Exchange Controls”.

In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted. As of December 31, 2017, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps.18.7742 per US$1.00, a devaluation of approximately 18% as compared to the official exchange rate of Ps.15.8502 per US$1.00 as of December 31, 2016. As of December 31, 2018, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps.37.8083 per US$1.00, a devaluation of approximately 101% as compared to the official exchange rate of Ps.18.7742 per US$1.00 as of December 31, 2017. As of December 31, 2019, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps.59.8950 per US$1.00, a devaluation of approximately 58.4% as compared to the official exchange rate of Ps.37.8083 per US$1.00 as of December 31, 2018. As of December 31, 2020, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps. 84.1450 per US$1.00, a devaluation of approximately 40.5% as compared to the official exchange rate of Ps.59.8950 per US$1.00 as of December 31, 2019. In the first three months of 2021, the Peso depreciated approximately 9.3% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2016	16.0392	13.0692	14.7794	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
2021
January 2021	87.2983	84.7033	85.9708	87.2983
February 2021	89.8250	87.6050	88.6746	89.8250
March 2021	91.9850	90.0850	91.0664	91.9850
April 28, 2021	93.416	92.236	92.7901	93.4167

(1)	Reference exchange rate published by the Argentine Central Bank.
(2)	Based on daily averages.

Net Capital Expenditures and Other Investments

For the past two years, our capital expenditures have been principally directed to our expansion project in L’Amalí plant. In July 2017, we entered into an agreement with the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma for the construction of the second line at our L’Amalí plant to increase the annual installed cement capacity at this facility by 2.7 million tons. This investment represented approximately 76%, 73% and 35%, of total capital expenditures for the year ended December 31, 2020, 2019 and 2018.

On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps.9,639 million during the year ended December 31, 2020 and Ps.15,946 million and Ps.8,547 million during the years ended December 31, 2019 and 2018, respectively.

As of the date of this annual report the works are in progress and close to completion. Clinker production is expected to begin by May 2021, and full commission is scheduled for second semester this year.

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

Our Cost Structure

The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2020, the percentage of co-processing used in our production process reached 1.8%.

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

Thermal energy is our most utilized source of energy for our operations, representing 11% in the year ended December 31, 2020 and 17% and 17% in the years ended December 31, 2019 and 2018, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “—Supply Contracts”.

The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. In addition, we prioritize obtaining Argentine petcoke as opposed to imported petcoke since the petcoke we derive from Argentine sellers is generally of higher quality and at a lower cost. Average petcoke prices decreased by approximately 39% from 2018 to 2019 and decreased by 1% from 2019 to 2020.

Electrical power. Electrical power is one of the main drivers of our cost structure and represented 9%, 10% and 11% in the years ended December 31, 2020, 2019, and 2018, respectively, of our total cost of sales.

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

In Argentina, approximately 60% of the current energy demand that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. This matrix was particularly different during 2020, due to the effects of the pandemic on energy consumption and the delivery of renewable energy (priority in our contracts), making the matrix 56% renewable, 29% supplied with private contracts and only 15% was transacted as Base energy acquired from CAMMESA.

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

Co-Processing. We have increased the use of co-processing in our operations. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. In Argentina, co-processing represented 1.8% in the year ended December 31,2020 and 3.8% and 4.1% in the years ended December 31, 2019 and 2018, respectively, of our total thermal energy consumption.

For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources”.

Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2020 preservation and maintenance costs represented 9% and in the years ended December 31, 2019 and 2018, represented 9% and 10%, respectively, of our total cost of sales.

Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2020 freight represented 7% and in the years ended December 31, 2019 and 2018, freight represented 7% and 8%, respectively, of our total cost of sales, mainly as a result of lower volumes of cement and concrete demand in 2019, reducing outbound and inbound freight needs.

Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2020 salaries, wages and social security charges represented 18% and in the years ended December 31, 2019 and 2018, salaries, wages and social security charges represented 19% and 18%, respectively, of our total cost of sales.

Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2020 raw materials represented 14% and in the years ended December 31, 2019 and 2018, raw materials represented 8% and 8%, respectively, of our total cost of sales.

Effects of Taxes on Our Income

We are subject to a variety of generally applicable Argentine federal and state taxes on our operations and results. We are subject to Argentine federal Income Tax at a rate of 30%, which is the standard corporate tax rate in Argentina. Dividends paid to argentine individuals and foreign beneficiaries (both individuals and entities) are subject to a 7% withholding tax made by the paying entity.

As explained, the corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 are 30% and 7%, respectively, and such tax rates will be modified to 25% and 13%, respectively, for fiscal years commencing from January 1, 2021. However, the Argentine Congress is currently discussing a draft bill to modify: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate. If the bill is enacted, such tax treatment would be applicable for fiscal years starting as of January 1, 2021.We are also subject to the following federal and state taxes:

•	Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents approximately 1,5% of our net sales.

•

Quarry Exploitation Fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its particular legislation.

For example, Municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated in a monthly basis. This amount represented 1.4% of sales in 2020 of cement, masonry cement and lime.

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

•

Personal Assets Tax. An annual net wealth tax applies on the net equity where the shareholder is a nonresident or a resident individual at a rate of 0.50%. We have the right to request reimbursement from the shareholder. The taxable base of the personal assets tax is the book value of the shares as stated in the last financial statements issued at December 31 on the relevant tax period.

We are also subject to certain other non-material duties and taxes.

Effect of Indebtedness Level and Interest Rates

As of December 31, 2020, our total outstanding borrowings on a consolidated basis were Ps.6,441 million. The level of our indebtedness results in financial results, that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 to our audited consolidated financial statements. During 2020, we recorded financial expenses of Ps.1,508 million, which included Ps.396 million in interest expense related to our loans and financings.

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

Financial Presentation and Accounting Practices

Presentation of Financial Statements

We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2020. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.

Our audited consolidated financial statements have been prepared on a historical cost basis, which has been restated in end-of-period currency in the case of non-monetary items.

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

The description of the estimates and significant accounting judgments made by our Board of Directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in “Note 4 of our audited consolidated statements for the year ended December 31, 2020 and 2019”.

The main accounting policies are herein below discussed.

Principal Accounting Policies

Standards and Interpretations issued but not yet effective

The following is a detail of the standards and interpretations that are issued but not yet effective up to the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective.

•	IFRS 9, IFRS 7, IFRS 4, IFRS 16, and IAS 39 Interest Rate Benchmark Reform

In August 2020, IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which completes the second and last phase of its work to answer to the effects of the interbank offered rates (IBOR) reform in financial reporting. The amendments provide temporary exceptions that address the effects on financial reporting when an interbank offered rate is replaced by an alternative risk-free interest rate. These amendments are effective for fiscal years beginning on or after January 1, 2021. These amendments are not expected to have an impact on the Group’s consolidated financial statements since there are no interest rate hedging operations.

•	IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations. The amendments are mainly intended to replace a reference to the framework for the preparation and presentation of financial statements, issued in 1989, with a reference to the conceptual framework for financial information issued in March 2018, without significantly changing its requirements. IASB also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would fall within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The above mentioned amendments shall be effective for fiscal years beginning on or after January 1, 2022, and shall be applied prospectively. These modifications are not expected to have an impact on the Group’s consolidated financial statements, except if the Group performs any business combination.

•	IAS 16 Proceeds before Intended Use of Property, Plant and Equipment

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment in order to prohibit entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the proceeds from the sale of those items, including the costs incurred for producing them, shall be recognized in profit or loss. The amendment is effective as from the fiscal years beginning January 1, 2022 and shall be applied retroactively to the items of property, plant and equipment available for use on or after the beginning of the earliest period presented in which the entity first applies the amendment. The modification is not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 37 Cost of Fulfilling an Onerous Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify the costs an entity should include when assessing whether a contract is onerous or loss-making. The amendments apply a directly related cost approach. Costs directly related to a contract for the provision of goods or services include both incremental costs and an allocation of costs directly related to the activities of the contract. General and administrative costs are not directly related to a contract and are excluded unless they are explicitly attributable to the counterparty under the contract. The amendments shall be effective for fiscal years beginning on or after January 1, 2022. The Group shall apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the fiscal year in which it first applies the amendments.

•	IFRS 1 - First-time Adoption of IFRS by a subsidiary

As part of the Annual Improvements to IFRS Standards 2018-2020, the IASB issued an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment allows a subsidiary to choose to apply IFRS 1.D16(a) to measure its cumulative translation difference using the amounts reported by the parent company based on the parent company’s date of transition to IFRSs. This amendment also applies to an associate or joint business that chooses to apply IFRS 1.D16(a). The amendment is effective for fiscal years beginning on or after January 1, 2022, and early application is permitted. The modification is not expected to have an impact on the Group’s consolidated financial statements.

•	IFRS 9 Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities

As part of the Annual Improvements to IFRS Standards 2018-2020, the IASB issued an amendment to IFRS 9 Financial Instruments. The amendment clarifies the fees an entity should include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees shall include only fees paid or received between the lender and borrower, including fees paid or received by lender or borrower on its behalf. An entity shall apply the amendment to financial liabilities that are modified or exchanged on or after the beginning of the reporting year in which it first applies the amendment. The amendment is effective for fiscal years beginning on or after January 1, 2022, and early application is permitted. The Group shall apply the amendment to financial liabilities that are modified or exchanged on or after the beginning of the reporting year in which it first applies the amendment. The amendment is not expected to have an impact on the Group’s consolidated financial statements.

•	IFRS 16 Lease Incentives

The amendment removes the illustration of reimbursement of leasehold improvements by the lessor in the illustrative example 13 accompanying IFRS 16; thus removing the potential for confusion regarding the treatment of lease incentives when applying IFRS 16. The modification is not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 41 Taxation in Fair Value Measurement

As part of the Annual Improvements to IFRS Standards 2018-2020, the IASB issued an amendment to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of assets under the scope of IAS 41. The amendment is effective for fiscal years beginning on or after January 1, 2022, and early application is permitted. This amendment is not applicable to the Group.

•	IAS 1 - Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments shall be effective for fiscal years beginning on or after January 1, 2023 and shall be applied retroactively. The amendments are not expected to have an impact on the Group’s consolidated financial statements

•	IFRS 17 Insurance Contracts

In May 2017, IASB issued IFRS 17 Insurance Contracts, a new standard of comprehensive accounting for insurance contracts covering recognition, measurement, presentation, and disclosure. Once it comes into effect, IFRS 17 will replace IFRS 4 Insurance Contracts, as issued in 2005. IFRS 17 is applied to all types of insurance contracts (such as, life insurance, non-life insurance, direct insurance, and reinsurance), regardless of the type of entities issuing them, as well as to certain guarantees and financial instruments with certain discretionary participation features. The general purpose of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurance entities. Unlike IFRS 4 requirements, which are largely based on the expansion of accounting policies, IFRS 17 provides a comprehensive model for insurance contracts covering all relevant accounting aspects. IFRS 17 shall be effective for fiscal years beginning on or after January 1, 2023, and shall be applied retrospectively. This standard is not applicable to the Group.

Adoption of new standards and interpretation

We has adopted all the improvements and new standards and interpretations issued by IASB that are relevant to its operations and that are effective for the financial year ended December 31, 2020. As from January 1, 2020, we began to apply the following standards:

•	Amendments to the conceptual framework references of different standards

The conceptual framework is not a standard and none of the concepts contained therein prevails over the concepts or requirements of any standard. The purpose of the conceptual framework is to assist IASB in the development of standards, to assist the persons engaged in the preparation of financial information to develop consistent accounting policies where there is no applicable standard in place, and to help all parties to understand and interpret the existing standards. IASB has made amendments to a set of standards when it issued the conceptual framework in March 2018, which establishes financial concepts and prepares a guide of standards for persons engaged in the preparation of financial information in order to help users of financial information to understand it better. These amendments have not had an impact on ours consolidated financial statements.

•	Amendments to IFRS 3 - Business definition

In October 2018, IASB issued changes into the definition of a business in the IFRS 3 “Business Combinations” to help entities to determine if an acquired group of activities and assets is a business or not. These amendments clarify the minimum requirements for a business, suppress the evaluation of whether the market participants are capable of replacing missing elements, add guidance to help entities to evaluate if an acquired process is substantive, reduce the definitions of a business and of P&L and introduce an optional test of fair value concentration. The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a process that together significantly contribute to the ability to create output. These amendments have not had an impact on the Group’s consolidated financial statements, but they might affect future fiscal years if the Group carries out a business combination.

•	Amendments to IAS 1 and IAS 8 - Definition of material information

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material information” through the standards and clarify certain aspects of the definition. The new definition lays down that “Information is material if omitting, misstating or hiding it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments clarify that relative materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. These amendments have not had an impact on the Group’s consolidated financial statements.

•	Amendments to IFRS 9, IFRS 7 and IAS 39

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 “Financial Instruments: Disclosures”, which concludes Phase I of its work to respond to the effects of changes to interbank offered rates (“IBOR”) concerning financial information.

These amendments allow hedge accounting to continue during the period of uncertainty before the replacement of an existing benchmark interest rate for a risk-free alternative interest rate. These amendments have not had an impact on the Group’s consolidated financial statements since the Group has no interest rate hedging operations.

•	IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued amendments to IFRS 16 Leases to provide relief to lessees on how to account for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19-related rent concession under the scope of a lease agreement is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from a COVID-19-related rent concession the same way that it would account for the change according to IFRS 16 if the change were not a lease modification. This amendment has not had an impact on the Group’s consolidated financial statements.

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

In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition;

•	goodwill;

•	investments in other companies;

•	Leases;

•	foreign currency and functional currency;

•	borrowing costs;

•	taxation;

•	property, plant and equipment;

•	intangible assets;

•	impairment of tangible and intangible assets;

•	inventories;

•	provisions;

•	financial instruments;

•	financial assets;

•	Ferrocarril Roca management trust;

•	Financial liabilities and equity instruments;

•	environmental restoration;

•	short- and long-term employee benefits; and

•	stripping costs and quarry exploitation.

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

Goodwill

Our goodwill corresponds to the acquisition of Recycomb S.A.U. and it is measured at cost restated at the end of the reporting period. See “Note 2.2 of our consolidated financial statements”.

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

For the years ended December 31, 2020, 2019 and 2018, goodwill has not suffered any impairment.

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

Leases

We adopted IFRS 16 on January 1, 2019. The nature and the effect of the changes as a result of the adoption of this new accounting standard are described in “Note 14 of our consolidated financial statements”.

The accounting model for the recognition and measurement of all leases is as follows:

Right of use assets

We recognize a right of use asset at the beginning of each lease (the date on which the underlying asset is available for use). Right of use assets are measured at cost, net of accumulated depreciation and impairment losses, and adjusted to reflect any remeasurement of liabilities and to recognize changes in the purchasing power of currency. The cost of the right of use assets includes the amount of the recognized lease liabilities, initial direct costs incurred, and lease payments made at or before the lease start date, less any incentives received. Unless the Group is certain that it will acquire the asset at the end of the lease, right of use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term (calculated based on the term of the relevant agreements, including renewal provisions in the event that they are highly likely to continue). The right of use assets are subject to impairment.

Lease liabilities

Lease liabilities are measured at the present value of future lease payments to be made throughout the lease term, for which market rates have been used according to the nature and term of each agreement. Lease payments include fixed payments, less any lease incentives to be received, variable payments depending on an index or rate and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of any purchase option of the leased underlying asset, and any penalties for terminating the lease, provided that it is reasonably likely that the Group will exercise such options. Variable payments that do not depend on an index or rate are recognized in profit or loss for the year of occurrence of the condition to which they are subject.

The accrual of the present value recognized for each lease is accounted by the Group in the comprehensive income of each year.

Operating lease income:

The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which the Group does not transfer substantially all the risks and benefits inherent in the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.

Foreign currency and functional currency

For purposes of the consolidated financial statements, the income/ (loss) and the financial condition of each company are stated in Pesos, considered to be functional currency (the currency of the primary economic environment in which an entity operates) for all the companies with domicile in the Argentina and this is also the currency of presentation of the consolidated financial statements.

For purposes of presentation of our consolidated financial statements, the assets and liabilities from our foreign operations are translated to Pesos at foreign exchange rates prevailing at the end of the reporting period and their statement of profit or loss and other comprehensive income are translated at the average foreign exchange rate for each month, unless the corresponding foreign exchange rate has fluctuated significantly during the month, in which case, the exchange prevailing on the date of the transaction is used. Gain or losses on exchange differences on translation of foreign operations are recognized in other comprehensive income and are accumulated in shareholders’ equity (and are attributed to non-controlling interests, as applicable).

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

Our assets and liabilities denominated in foreign currency are translated to the Pesos at the exchange rates at the end of the reporting period.

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

Taxation

Argentina

Income tax

We assess the income tax charge to be booked in accordance with the deferred tax method, which considers the effect of timing differences originating in the different basis for measuring assets and liabilities according to accounting and tax criteria and of the existing net losses and unused tax credits susceptible of deduction of future taxable income computed by considering the tax rate in force which at present is 30% in Argentina. This tax rate had been set forth by Law No. 27.430 until the fiscal period ended on December 2019, dropping to 25% as from January 1, 2020. Pursuant to the reform introduced by Law No. 27.541, the changes in tax rates that had been prescribed were suspended and a decision was made to maintain the original 30% tax rate up to the fiscal years starting on January 1, 2021 inclusive. A literal interpretation of the reform would be that the last year-end dates that will be subject to the 30% tax rate would be the fiscal years ended on December 31, 2021 (that is, those beginning as from January 1, 2021, inclusive), and that the 25% tax rate would come into force for the fiscal years starting as from January 1, 2022, inclusive. However, the Argentine Congress is currently discussing a draft bill to modify: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate. If the bill is enacted, such tax treatment would be applicable for fiscal years starting as of January 1, 2021. See “Note 3.7.1 of our consolidated financial statements”.

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

Personal asset tax - Substitute responsible

In Argentina, foreign individuals and entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to personal asset tax of 0.25% over of the value of any shares or the American Depositary Shares issued by Argentine entities, held as of December 31 of each year. The tax applies to the Argentine issuers of said shares, who must pay for this tax on behalf for the relevant shareholders and it is based on the equity value (following the equity method), or the book value of the shares derived from the most recent financial statements as of December 31 of each year.

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

With the enactment of Law No. 27,541 “Social Solidarity and Productive Reactivation in the framework of a Public Emergency Situation” on December 21, 2019, there was a change in the computation of the inflation adjustment for tax purposes, with it being fixed at one sixth in the fiscal period and in the remaining five sixths, in equal parts, in the immediately following five fiscal periods.

Given that as of the closing date of the fiscal year ended on December 31, 2020, the conditions have been satisfied for application of the inflation adjustment for tax purposes, current and deferred income tax have been recorded incorporating the effects stemming from their application. See “Note 3.7.3 of our consolidated financial statements”.

Revaluation of certain assets for tax purposes

The Tax Reform Law No. 27,430 signed into law by the Argentine Executive Branch on December 29, 2017 enables the exercise of the option to revalue, for tax purposes and on a one-off basis, certain assets owned by the taxpayer and existing at the end of the first fiscal year closed after December 29, 2017, the date of coming into force of the law, continuing afterwards with the adjustment of assets revalued on the basis of percentage variations in the consumer price index supplied by the Argentine Official Statistics Office (INDEC) in line with the scales prepared to that end by the Argentine tax authorities (AFIP). The exercise of the option entails payment of a special tax concerning all the revalued assets in accordance with the tax rates established for each type of asset and confers the right to deduct, upon calculating income tax, a depreciation that incorporates the effects of revaluation.

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

We use the opinion of our legal advisers to determine if a provision should be recorded as well as to estimate the amounts of the obligations.

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

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the unwinding of the discount and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation other than the unwinding of the discount will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. We discount the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

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

We have not designated any financial asset at fair value using this option. As of December 31, 2020, our financial assets at amortized cost comprise certain cash and cash equivalent elements, accounts receivable, trade and other receivables.

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

As of December 31, 2020 and 2019, our financial assets at fair value through profit or loss comprise mutual funds, classified as current investments.

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

The evidence of impairment includes indications that the debtors or a group of debtors are suffering serious financial difficulties, breaches or arrears in interest or principal payments, the likelihood that they will be declared bankrupt or in reorganization proceedings, and when such observable data indicate that there is a decrease in the estimated future cash flows.

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

Ferrocarril Roca Management Trust

The 100% ownership interest in the Ferrocarril Roca Management Trust is recorded at cost, which is the amount of the contributions made, net of trust expenses plus net financing profit or loss accrued until the end of the fiscal year. The amounts that may not be recovered or applied against future recoverable capital expenditure have been reduced to their recoverable value by recording an impairment allowance at the end of this fiscal year. See “Note 3.15 of our consolidated financial statements”.

The entity is not controlled by Ferrosur Roca S.A. See “Note 38 of our consolidated financial statements”.

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

The repurchase of our own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss stemming from purchases, sales, issuance or cancellation of our own equity instruments. See “Note 3.16 of our consolidated financial statements”.

Note 3.16 if our consolidated financial statements disclose the valuation and classification criterion for all individual equity accounts, including non-controlling interest.

Financial Liabilities:

Financial liabilities are classified as at fair value through profit or loss or other financial liabilities.

Financial liabilities at fair value through profit or loss:

A financial liability at fair value through profit or loss is a financial liability classified either as held for trading or at fair value through profit or loss. Financial liabilities are classified as held for trading if:

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

Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising from the remeasurement being recognized in profit or loss. The net gain or loss recognized in profit or loss includes any interest paid on the financial liability and is included in other financial results. Fair value is determined as described in Note 33 of our consolidated financial statements.

Financial liabilities (other than financial liabilities held for trading) or contingent consideration to be paid by an acquirer as a part of a business combination may be designated as a liability at fair value through profit and loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

Financial liabilities are part of a group of financial assets or liabilities or both, which is managed and whose performance is assessed on the basis of fair value, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or

•	They are part of a contract containing one or more embedded derivatives, and IFRS 9 allows the entire combined contract to be carried at fair value through profit and loss.

We has no financial liabilities measured at fair value to be presented in the statement of financial position.

Other financial liabilities:

Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of transaction costs.

Subsequent to initial recognition, other financial liabilities are then measured at amortized cost using the effective interest rate method, with interest expenses recognized based on actual return.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement for more than twelve months after the date of the financial statements.

Financial liabilities in foreign currency:

The fair value of financial liabilities in foreign currency is determined in that foreign currency and translated at the exchange rate at the end of each fiscal year. The foreign currency component is part of its profit or loss at fair value. For financial liabilities classified as at fair value through profit or loss, the foreign currency component is recognized in profit or loss.

For debt instruments denominated in foreign currency classified at amortized cost, gains and losses in foreign currency are determined on the basis of the amortized cost of the liability and recognized in “Exchange rate differences” (see Note 10 of our consolidated financial statements) under the “Financial results net” in the statement of profit or loss and other comprehensive income.

Derecognition of financial liabilities:

We derecognize financial liabilities if, and only if, the obligations of the Group expire, are settled or satisfied.

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

At the end of the reporting period of these annual report, such Program has been deployed and implemented. A liability has been recorded to reflect the fair value of the transactions involving stock-based payments as they are settled in cash. Such fair value is determined at the opening date and at every reporting period of the fiscal year until the date when the plan is settled. To calculate fair value, it is the Black-Scholes method that is used. Fair value is recorded as an expense in the period in which the right becomes irrevocable. Changes in fair value are recognized in the fair value in the “Salaries, wages and social security contributions” caption of the consolidated statement of profit or loss and other comprehensive income and the related liability in the caption “Salaries and social security payables” in the consolidated statement of financial position. See “Note 19 of our consolidated financial statements”.

Stripping costs and quarry exploitation

As part of its mining operations, we incur stripping (waste removal) costs during the initial development phase of the open-pit quarries and production phase of our operations. Stripping costs incurred in the developments phase are capitalized as part of the cost of construction of the mine in property, plant and equipment, and are subsequently depreciated over its estimated useful life using the units of production method. Under the units of production method, we use the estimated proven reserves in the denominator. The proven reserves estimate is reviewed periodically, and any adjustment is applied prospectively. Extraction costs incurred during the production phase of a surface mine (production stripping) are considered part of the inventory production costs.

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

Capitalized stripping and exploration and evaluation costs are subject to impairment testing. In the case of determining a potential impairment indicator, we carry out an assessment of its recoverability together with the group of related operating assets, which represents the cash generating unit to which exploration is attributed.

Components of Certain Statement of Profit or Loss and Other Comprehensive Income Line Items

Revenues

Our revenues is derived by deducting discounts to clients from our gross sales revenue. Most of our gross sales revenue is denominated in pesos and is derived primarily from our sale of cement products, concrete, aggregates and railway services.

Cost of Sales

Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages)
Salaries, wages and social security charges	17.6	18.8	18.0
Depreciation	12.5	10.2	10.0
Thermal energy	11.1	16.6	16.8
Electrical power	9.3	10.5	10.7
Preservation and maintenance costs	9.3	9.5	10.2
Freight	7.0	7.1	8.1
Contractors	6.6	7.9	7.9
Packaging	4.9	3.9	3.6
Fees and compensation for services	2.1	1.9	1.8
Taxes, contributions and commissions	2.0	1.8	1.6
Security	0.7	0.6	0.6
Transport and travelling expenses	0.7	0.7	0.8
Employee benefits	0.4	0.4	0.4
Tolls	0.4	0.0	0.0
Insurance	0.3	0.3	0.2
Canon (concession fee)	0.1	0.1	0.1
Communications	0.1	0.1	0.1
Leases	0.1	0.2	0.2
Data processing	0.0	0.1	0.1
Water, natural gas and energy services	0.0	0.0	0.0
Others	1.3	1.3	1.2

Production expenses	86.5	92.0	92.5

Cost of sales	100	100	100

Selling and Administrative Expenses

Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling expenses that each such component represented for the years ended December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages)
Taxes, contributions and commissions	25.4	26.2	29.8
Salaries, wages and social security charges	24.8	29.3	28.8
Freight	13.2	9.9	11.2
Managers, directors and trustees’ fees	8.4	8.5	5.5
Fees and compensation for services	8.4	6.1	6.9
Depreciation and amortization	8.3	6.1	3.4
Advertising expenses	2.2	2.2	2.2
Insurance	2.2	1.5	1.4
Data processing	1.8	2.0	1.8
Employee benefits	1.0	1.0	1.3
Communications	0.9	0.9	0.9
Transport and travelling expenses	0.6	1.5	1.4
Leases	0.4	0.6	2.3
Preservation and maintenance costs	0.3	0.5	0.4
Security	0.2	0.2	0.2
Allowance for doubtful accounts	0.2	1.7	0.2
Water, natural gas and energy services	0.1	0.1	0.1
Others	1.7	1.7	2.0

Total selling and administrative expenses	100	100	100

Financial results, net

Our financial results principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) unwinding on liabilities and receivables; (4) foreign exchange variations related to our foreign currency-denominated indebtedness; (5) fees, commissions and other charges paid to financial institutions for borrowings; and (6) gain or loss on net monetary position. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2020, see “-Liquidity and Capital Resources-Indebtedness and Financing Strategy”.

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

Results of Operations

In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the periods indicated to our consolidated results of operations, see “Note 32 to our audited consolidated financial statements included elsewhere in this annual report”.

Due to the transaction described in “Item 4.A — History and Development of the Company”, the company classified the results associated with the operation of Yguazú Cementos S.A. as a discontinued operation, which represented the entire cement operating segment in Paraguay until August 21, 2020. With such results classified as discontinued transactions, the cement segment in Paraguay is no longer presented in the segment note. In addition, the balances and results as of December 31, 2019 and 2018, which are presented for comparative purposes and which arise from the consolidated financial statements as of such date, have certain reclassifications related to the aforementioned sale of interest for purposes of comparative presentation with those of the current period.

Year Ended December 31, 2020, compared to the Year Ended December 31, 2019

The following table sets forth our statement of profit or loss and other comprehensive income for 2020 and 2019:

	For the Year Ended December 31,		Variation
	2020	2019	Amount	(%)
	(in millions of Ps., except percentages)
Revenues	41,623.3	47,753.1	(6,129.8)	-12.8
Cost of sales	(29,026.4)	(34,706.2)	5,679.8	-16.4

Gross profit	12,596.9	13,046.9	(450.1)	-3.4

Share of loss of associates	(403.8)	0.0	(403.8)	n/a
Selling and administrative expenses	(3,454.6)	(3,805.2)	350.6	-9.2
Impairment of property, plant and equipment	(947.0)	0.0	(947.0)	n/a
Other gains and losses	147.2	61.2	86.0	140.4
Tax on debits and credits to bank accounts	(489.4)	(549.8)	60.4	-11.0
Finance costs, net
Exchange rate differences	1,655.3	(1,625.3)	3,280.6	-201.8
Gain on net monetary position	839.1	1,517.8	(678.7)	-44.7
Financial income	81.6	82.2	(0.6)	-0.7
Financial expenses	(1,508.2)	(2,042.7)	534.4	-26.2

Profit before taxes	8,517.1	6,685.1	1,831.9	27.4

Income tax expense
Current	(2,387.1)	(1,423.9)	(963.2)	67.6
Deferred	123.6	(776.3)	899.8	-115.9

Net profit from continuing operations	6,253.5	4,485.0	1,768.5	39.4

Income from discontinued operations	5,128.6	1,020.3	4,108.3	402.7

Net profit	11,382.1	5,505.3	5,813.4	106.8

Revenues

Our revenues decreased Ps.6,130 million, or 12.8%, from Ps.47,753 million in 2019 to Ps.41,623 million in 2020, mainly due to the sales volume decline of 5.6%, 62.5%, 47.8% and 15.2% in our cement, masonry cement and lime segment in Argentina, concrete segment,aggregates segment and railroad segment, respectively. This was partially offset by a 0.9% sales price increase in cement, masonry and lime.

•

Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps.1,892 million, from Ps.39,891 million in 2019 to Ps.37,999 million in 2020, mainly due to the decrease of 5.6% in sales volume, mostly explained by COVID-19 pandemic impacts, and partially offset by an average sales price increase of 0.9%.

•

Concrete segment: Revenues from our concrete segment decreased Ps.4,740 million, from Ps.6,775 million in 2019 to Ps.2,035 million in 2020, mainly due to decrease of 62.5% in sales volume, heavily affected by the COVID-19 lock-down and economic uncertainty impacting major private and public projects, coupled with a lower average sales price of 19.9% as a consequence of softer demand.

•

Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps.1,369 million, from Ps.4,964 million in 2019 to Ps.3,596 million in 2020, mainly due to a decrease of 15.2% in sales volume, mainly as a consequence of the drop in the frac-sand and building materials transported volumes and a decline of 14.6% in the average sales price.

•

Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, decreased Ps.441 million, from Ps.843 million in 2019 to Ps.402 million in 2020, mainly due to a decline of 47.8% in sales volume and an average price decrease of 8.6%.

•	Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, decreased Ps.57 million, from Ps.260 million in 2019 to Ps.203 million in 2020.

Cost of sales

Our cost of sales decreased Ps.5,680 million, or 16.4%, from Ps.34,706 million for 2019 to Ps.29,026 million for 2020, mostly as a consequence of the lower volume sales. Main contributors to our cost of sales decreased during the period were (1) Ps.2,564 million and Ps.928 million reduction in thermal and electricity energy costs, respectively, as a consequence of lower sales volume and lower unitary costs in US dollars; (2) a Ps.1,421 million in lower salaries, wages and social security charges (3) tighter cost control in contractor charges of Ps.828 million related to the COVID-19 pandemic, and Ps.581 million in preservation and maintenance costs due to an adjustment of the main equipment´s overhauling schedule (4) and a Ps.438 million decrease in freights.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2020	2019
	(in millions of Ps.)
Purchases and production expenses for the year	28,043.5	34,796.2
(+) Inventories at the beginning of the year	8,630.8	8,540.7
(-) Inventories at the end of the year	7,647.9	8,630.8

Cost of sales	29,026.4	34,706.2

The cost of sales of our segments is set forth below, eliminations between segments are not considered:

•

Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment decreased Ps.3,151 million, or 11.6%, from Ps.27,065 million for 2019 to Ps.23,914 million for 2020. Cost of sales decreased, mainly due to a reduction in (1) thermal and electricity cost, as a consequence of lower sales volume and lower unitary costs in US dollars, (2) salaries, wages and social security charges (3) in freight cost, as a consequence of a lower need of outbound and inbound transportation, and (4) contractor charges related to tighter cost control during the beginning of COVID-19 pandemic, and lower costs in preservation and maintenance costs due to an adjustment of the main equipment´s overhauling schedule.

•

Concrete segment: Cost of sales from our concrete segment declined Ps.3,652 million, or 55.0%, from Ps.6,640 million in 2019 to Ps.2,988 million in 2020, mainly reflecting a decrease in variable costs due to lower sales volume.

•

Railroad segment: Cost of sales from our railroad segment decreased Ps.836 million, or 17.3%, from Ps.4,846 million in 2019 to Ps.4,010 million in 2020, mainly impacted by a lower transported volume coupled with a lower salaries, wages and social security charges, as a consequence of managerial actions and governmental assistance.

•

Aggregates segment: Cost of sales from our aggregates segment decreased Ps.369 million, or 38.9%, from Ps.947 million in 2019 to Ps.578 million in 2020, mainly reflecting a decrease in variable costs due to lower sales volume and lower preservation and maintenance, and salaries, wages and social security charges.

•

Others segment: Cost of sales from Recycomb S.A.U. segment decreased Ps.40 million, or 21.5%, from Ps.188 million in 2019 to Ps.147 million in 2020 mainly due to lower sales volume and salaries, wages and social security charges.

Gross profit

As a result of the foregoing, our gross profit decreased Ps.450 million, or 3.4%, from Ps.13,047 million in 2019 to Ps.12,597 million in 2020. Our gross margin (gross profit divided by revenues and expressed as a percentage) was expanded by 294 basis points from 27.3% in 2019 to 30.3% in 2020.

Selling and administrative expenses

Our selling and administrative expenses decreased Ps.351 million, or 9.2%, from Ps.3,805 million in 2019 to Ps.3,455 million in 2020, mainly due to (1) a reduction in salaries, wages and social security charges (2) a reduction in the turnover tax, as a consequence of lower revenues.

Other gains and losses

Our other gains and losses were Ps.147 million in 2020, increasing Ps.86 million, or 140.4%, from Ps.61 million in 2019, which included a gain from the amendment to the ADSs program agreement with the exclusive depositary and lease income, jointly with other miscellaneous losses.

Tax on bank accounts debits and credits

Our tax on bank accounts debits and credits decreased Ps.60 million, or 11.0%, from Ps.550 million in 2019 to Ps.489 million in 2020, related to the volume of monetary transactions carried out the respective fiscal year.

Financial results, net

Our financial results improved Ps.3,136 million, from Ps.2,068 million (loss) in 2019 to Ps.1,068 million (gain) for 2020, principally due to (1) an improved of Ps.3,281 million from exchange rate differences, (2) a declined of Ps.534 million in losses from financial expenses, which was partially offset by a decrease in gain on net monetary position of Ps.679 million.

Our financial expenses decreased Ps.534 million, or 26.2%, from Ps.2,043 million for 2019 to Ps.1,508 million in 2020, mainly due to lower interest of Ps.704 million, reflecting a decrease in the average debt position, due to the prepayment of our pesos denominated debt due to the cash inflows from the sale of our share in Yguazú Cementos S.A.

Our financial income decreased Ps.0.6 million, or 0.7%, from Ps.82.2 million for 2019 to Ps.81.6 million for 2020.

Income tax expense

Our income tax expense increased Ps.1,485 million, or 64.7%, from Ps 2,296 million for 2019 to Ps.3,781 million for 2020. The effective tax rate was 24.9% for 2020 and 29.4% in 2019.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2020	2019
	(amounts in millions of Ps.)
Profit from continuing operations before income tax expense	8,517.1	6,685.1
Profit from discontinued operations before income tax expense	6,645.7	1,116.1
Statutory rate	30%	30%

Income tax at statutory rate	(4,548.8)	(2,340.4)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	642.6	223.2
Impairment of tax losses recognized in Ferrosur Roca S.A.	(160.9)	0.0
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	187.2	205.5
Change in tax rate(1)	122.1	(383.2)
Other non-taxable income or non-deductible expense net	(22.9)	(1.1)

Income tax expense	(3,780.6)	(2,295.9)

Income tax expense
Current	(3,897.3)	(1,502.0)
Deferred	116.7	(793.9)

Total	(3,780.6)	(2,295.9)

Income tax expense included in continuing operations	(2,263.5)	(2,200.1)
Income tax expense included in discontinued operations	(1,517.1)	(95.8)

(1)

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

Our current income tax increased Ps.2,395 million, or 159.5%, from Ps.1,502million in 2019 to Ps.3,897 million in 2020, mainly explained by the extraordinary income from the sale of our share in Yguazú Cementos S.A.

Our deferred income tax decreased Ps.911 million, from a loss of Ps.794 million in 2019 to a gain of Ps.117 million in 2020, mainly due to the impact of change in tax rate and the application of the inflation adjustment for tax purposes.

Net profit

As a result of the foregoing, our net profit increased Ps.5,877 million, or 106.8%, from Ps.5,505 million in 2019 to Ps.11,382 million in 2020. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 1,582 basis points, from 11.5% in 2019 to 27.3% in 2020.

Our net profit from continuing operations increased Ps.1,769 million, or 39.4%, from Ps.4,485 million in 2019 to Ps.6,254 million in 2020, mainly explained by a gain on financial results, net.

Year Ended December 31, 2019, compared to the Year Ended December 31, 2018

The following table sets forth our statement of profit or loss and other comprehensive income for 2019 and 2018:

	For the Year Ended December 31,		Variation
	2019	2018	Amount	(%)
	(in millions of Ps., except percentages)
Revenues	47,753.1	51,238.2	(3,485.1)	-6.8
Cost of sales	(34,706.2)	(38,393.4)	3,687.3	-9.6

Gross profit	13,046.9	12,844.7	202.2	1.6

Selling and administrative expenses	(3,805.2)	(3,865.5)	60.3	-1.6
Other gains and losses	61.2	205.7	(144.5)	-70.2
Tax on debits and credits to bank accounts	(549.8)	(532.4)	(17.4)	3.3
Finance costs, net
Exchange rate differences	(1,625.3)	(2,584.5)	959.2	-37.1
Gain on net monetary position	1,517.8	447.6	1,070.2	239.1
Financial income	82.2	56.8	25.4	44.7
Financial expenses	(2,042.7)	(927.0)	(1,115.7)	120.4

Profit before taxes	6,685.1	5,645.5	1,039.6	18.4

Income tax expense
Current	(1,423.9)	(2,151.5)	727.6	-33.8
Deferred	(776.3)	(152.7)	(623.6)	408.4

Net profit from continuing operations	4,485.0	3,341.4	1,143.6	34.2

Income from discontinued operations	1,020.3	743.7	276.6	37.2

Net profit	5,505.3	4,085.1	1,420.2	34.8

Revenues

Our revenues decreased Ps.3,485 million, or 6.8%, from Ps.51,238 million in 2018 to Ps.47,753 million in 2019, mainly due to the sales volume decline of 10.6%, 25.1% and 5.8% in our cement, masonry cement and lime segment, concrete segment and railroad segment, respectively. This was partially offset by a 8.0% sales price increase in cement, masonry and lime.

•

Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps.1,408million, from Ps.41,299 million in 2018 to Ps.39,891.301 million in 2019, mainly due to the decrease of 10.6% in sales volume, mostly explained by the general economic contraction, and partially offset by an average sales price increase of 8.0%.

•

Concrete segment: Revenues from our concrete segment decreased Ps.2,470 million, from Ps.9,245 million in 2018 to Ps.6,775 million in 2019, mainly due to decrease of 25.1% in sales volume, reflecting a lower execution of public and private infrastructure projects, coupled with a lower average sales price of 2.2% as a consequence of the construction sector dynamic.

•

Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps.455 million, from Ps.5,419 million in 2018 to Ps.4,964 million in 2019, mainly due to a decrease of 5.8% in sales volume, mainly as a consequence of the drop in the construction activity in Argentina and a decline of 2.7% in the average sales price.

•

Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps.3 million, from Ps.840 million in 2018 to Ps.843 million in 2019, mainly due to an average price increase of 0.3%.

•	Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, decreased Ps.40 million, from Ps.300 million in 2018 to Ps.260 million in 2019.

Cost of sales

Our cost of sales decreased Ps.3,687 million, or 9.6%, from Ps.38,393 million for 2018 to Ps.34,706 million for 2019, mainly as a consequence of the lower sales volume. Additionally, other factors that contributed to our cost of sales decreased during the period were (1) Ps.662 million and Ps.460 million reduction in thermal and electricity energy costs, respectively, as a consequence of lower sales volume and lower unitary costs in US dollars; (2) Ps.656 million decrease in freights (3) and a Ps.637 million in preservation and maintenance costs.

The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2019	2018
	(in millions of Ps.)
Purchases and production expenses for the year	34,796.2	39,626.1
(+) Inventories at the beginning of the year	8,540.7	7,308.1
(-) Inventories at the end of the year	8,630.8	8,540.7

Cost of sales	34,706.2	38,393.4

The cost of sales of our segments is set forth below:

•

Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment decreased Ps.1,903 million, or 6.6%, from Ps.28,969 million for 2018 to Ps.27,065 million for 2019, mainly due to the lower sales volume, together with a reduction in (1) thermal and electricity cost, positively impacted by lower unitary costs, (2) a reduction in freight cost, as a consequence of a lower need of outbound and inbound transportation, (3) a decline in preservation and maintenance requirements mainly related to the reconversion of Barker and San Juan, and (4) a lower salaries, wages and social security charges, which were partially offset by non-recurrent costs related to the production footprint adequacy measures.

•

Concrete segment: Cost of sales from our concrete segment decreased Ps.2,155 million, or 24.5%, from Ps.8,795 million for 2018 to Ps.6,640 million for 2019 mainly due to lower sales volume, reflecting a decrease in variable and fixed costs.

•

Railroad segment: Cost of sales from our railroad segment decreased Ps.441 million, or 8.3%, from Ps.5,287 million for 2018 to Ps.4,846 million for 2019 mainly impacted by a lower transported volume coupled with a lower salaries, wages and social security charges.

•

Aggregates segment: Cost of sales from our aggregates segment decreased Ps.81 million, or 7.9%, from Ps.1,028 million for 2018 to Ps.947 million for 2019 mainly due to an increase in preservation, maintenance, and contractor costs.

•

Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps.8 million, or 4.5%, from Ps.180 million for 2018 to Ps.188 million for 2019 mainly due higher cost of preservation, maintenance, leases, and depreciation and amortization costs.

Gross profit

As a result of the foregoing, our gross profit increased Ps.202 million, or 1.6%, from Ps.12,845 million in 2018 to Ps.13,047 million in 2019. Our gross margin (gross profit divided by revenues and expressed as a percentage) was expanded by 225 basis points from 25.1% in 2018 to 27.3% in 2019.

Selling and administrative expenses

Our selling and administrative expenses decreased Ps.60 million, or 1.6%, from Ps.3,865 million for 2018 to Ps.3,805 million for 2019, mainly due to (1) a reduction in the turnover tax, as a consequence of lower revenues and a decrease in the tax rate (2) a reduction in freights costs due to the lower sales volume; and (3) a reduction in salaries, wages and social security charges despite the non-recurrent costs related to the adequacy of our sales and administrative structure.

Other gains and losses

Our other gains and losses were Ps.61 million in 2019, decreasing Ps.145 million, or 70%, from Ps.206 million for 2018, which included a gain in 2018 from the amendment to the ADSs program agreement with the exclusive depositary and the increase in 2019 of the lease income.

Tax on bank accounts debits and credits

Our tax on bank accounts debits and credits increased Ps.17 million, or 3.3%, from Ps.532 million for 2018 to Ps.550 million for 2019, related to the volume of monetary transactions carried out the respective fiscal year.

Financial results, net

Our financial loss, net decreased Ps.939 million, or 31.2%, from a loss of Ps.3,007 million for 2018 to a loss of Ps.2,068 million for 2019, principally due to (1) a higher gain on net monetary position of Ps.1,070 million and (2) a declined of Ps.959 million in losses from exchange rate differences, which was partially offset by an increase in financial expenses of Ps.1,116 million, with an increase in financial income of Ps.25 million.

Our financial expenses increased Ps.1,116 million, or 120.4%, from a loss of Ps.927 million for 2018 to a loss of Ps.2,043 million for 2019, mainly due to higher interest of Ps.833 million, reflecting an increase in both interest rate and average debt position, related to the expansion project in L’Amalí plant.

Our financial income increased Ps.25 million, or 44.7%, from Ps.57 million for 2018 to Ps.82 million for 2019.

Income tax expense

Our income tax expense decreased Ps.104 million, or 4.5%, from Ps.2,304 million for 2018 to Ps.2,200 million for 2019. The effective tax rate was 32.9% for 2019 and 40.8% in 2018.

The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2019	2018
	(amounts in millions of Ps.)
Profit from continuing operations before income tax expense	6,685.1	5,645.5
Profit from discontinued operations before income tax expense	1,116.1	810.2

Statutory rate	30%	30%

Income tax at statutory rate	(2,340.4)	(1,936.7)
Adjustments for calculation of the effective income tax:
Effect of sale of Yguazú Cementos S.A.	223.2	162.0
Tax revaluation and inflation adjustment for accounting and tax	205.5	(610.1)
Change in tax rate(1)	(383.2)	(11.4)
Other non-taxable income or non-deductible expense net	(1.1)	25.5

Income tax expense	(2,295.9)	(2,370.6)

Income tax expense
Current	(1,502.0)	(2,197.7)
Deferred	(793.9)	(172.9)
Total	(2,295.9)	(2,370.6)

Income tax expense included in continuing operations	(2,200.1)	(2,304.2)
Income tax expense included in discontinued operations	(95.8)	(66.5)

(1)

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

Our current income tax decreased Ps.695 million, or 31.6%, from Ps.2,198 million for 2018 to Ps.1,502 million for 2019, mainly due to Tax revaluation and inflation adjustment for accounting and tax purposes.

Our deferred income tax increased Ps.621 million, from Ps.173 million in 2018 to Ps.794 million in 2019, mainly due to the impact of change in tax rate and the application of the inflation adjustment for tax purposes during 2019.

Net profit

As a result of the foregoing, our net profit increased Ps.1,420 million, or 34.8%, from Ps.4,085 million for 2018 to Ps.5,505 million for 2019. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 356 basis points, from 8.0% for 2018 to 11.5% for 2019.

Our net profit from continuing operations increased Ps.1,144 million, or 34.2%, from Ps.3,341 million in 2018 to Ps.4,485 million in 2019, mainly explained by a gain on financial results, net.

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

During 2020, we used cash flow generated by our continuing operations and the sale of our share of Yguazú Cementos S.A, primarily for capital expenditures, working capital needs, reducing our debt and for the payment of a dividend. As of December 31, 2020, our cash and cash equivalents (defined as cash and banks and short-term investments) was Ps.4,376 million, and we had a negative working capital (defined as current assets less current liabilities) of Ps.1,205 million, mainly as a consequence of short-term debt and accounts payable. We expect that this deficit of working capital will be compensated with the future regular operational cash flows generated from its business.

We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We implement liquidity risk management practices, keeping cash and other liquid instruments, as well as available funds. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. Although we believe that we have adequate sources of liquidity (see “Note 25 to our audited consolidated financial statements”), weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.

Capital Expenditures

We expected to invest approximately US$350 million from 2017 to 2021 in the expansion of our L’Amalí plant, to increase our production capacity to meet expected additional demand for our products. The timing of the incurrence of these capital expenditures may be affected by our results of operations, our leverage ratios, available financing and market conditions. As of December 31, 2020, we have invested approximately Ps.22,490 million in the construction of the L’Amalí plant. All the expenditures already incurred and the Company’s contracts in place for such constructions, as well as all related liabilities, have been recorded in the Company’s financial statements at fiscal year-end in accordance with IFRS.

As of the date of this annual report the works are in progress and close to completion. Clinker production is expected to begin by May 2021, and full commission is scheduled for second semester this year.

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

Cash Flows

The table below sets forth our cash flows from continuing operating activities, continuing investing activities and continuing financing activities for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of Ps.)
Net cash flows provided by (used in) continuing operations:
Continuing Operating activities	11,387.6	9,326.2	7,007.3
Continuing Investing activities	(1,429.5)	(15,972.9)	(8,679.0)
Continuing Financing activities	(10,503.3)	3,498.0	(4,284.1)

Increase (decrease) in cash and cash equivalents	(545.2)	(3,148.6)	(5,849.5)

Year Ended December 31, 2020

In 2020, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by continuing operating activities was Ps.11,485.8 million. The sum of changes used in continuing operating assets and liabilities were Ps.98.2 million in 2020, which was mainly due to cash flows of Ps.1,237.4 million in income tax paid, and partially offset by a Ps.788.5 million decrease in inventories and a Ps.515.4 million increase in salaries and social security payables. In 2020, net cash provided by continuing operating activities of Ps.11,387.6 million.

Our net cash flow used in continuing investing activities was Ps.1,429.5 million in 2020, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project of Ps 8,104, partially offset by proceeds from disposal of Yguazú Cementos S.A.

Our net cash flow used in continuing financing activities was Ps.10,503.3 million in 2020, due to repayment of borrowings of Ps.17,475.6 million, and interest paid to service our debt of Ps.2,908.8 million and the payment of a dividend of Ps.2,663.7 million, partially offset by proceeds from borrowings of Ps.12,692.0 million.

Our cash and cash equivalents of continuing operations increased by Ps.2,600.0 million in 2020, mainly due to effects of the exchange rate differences on cash and cash equivalents in foreign currency.

Year Ended December 31, 2019

In 2019, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by continuing operating activities was Ps.9,820.4 million. The sum of changes used in continuing operating assets and liabilities were Ps.494.2 million in 2019, which was mainly due to an increase of Ps.905.6 million from trade account receivables, partially offset by a Ps.1,372.3 million increase in accounts payable. In 2019, we also paid income taxes of Ps.2,378.5 million, resulting in net cash provided by continuing operating activities was Ps.9,326.2 million.

Our net cash flow used in continuing investing activities was Ps.15,972.9 million in 2019, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project. This investment, in the second production line in L’Amalí plant, represented approximately 73% of the total amount, and the remaining consisted basically in general maintenance and stripping costs.

Our net cash flow provided in continuing financing activities resulted in Ps.3,498.0 million in 2019, due to proceeds from borrowings of Ps.12,927.7 million, and repayments of borrowing of Ps.6,654.2 and interest paid to service our debt of Ps.2,638.2 million.

Our cash and cash equivalents of continuing operations decreased by Ps.3,148.6 million in 2019, mainly due to Ps.15,972.9 million from financing activities, which were partially offset by net cash flows provided by operating activities of Ps.9,326.2 million.

Year Ended December 31, 2018

In 2018, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash provided by continuing operating activities was Ps.9,791.0 million. The sum of changes in continuing operating assets and liabilities were Ps.2,783.7 million in 2018, which was mainly due to an increase in trade accounts receivable of Ps.1,595.9 and a Ps.869.0 million used to increase our inventories, partially offset by a Ps.1,793.5 million increase in accounts payable and a Ps.416.6 million decrease in other receivables. In 2018, we also paid income taxes of Ps.2,167.2 million, resulting in net cash provided by continuing operating activities of Ps.7,007.3 million.

Our net cash flow used in continuing investing activities was Ps.8,679.0 million in 2018, mainly as a result of our acquisition of property, plant and equipment, contributions to F.F.F.S.F.I., and intangible assets in the amount of Ps.8,546.7 million, Ps.96.9 million and Ps.45.8 million, respectively, during the year. This effect was partially offset by Ps.10.4 million in proceeds from the disposal of Property, plant and equipment. These investments mainly consisted in the expansion or L’Amalí Plant, as well as capital expenditures related to general maintenance, stripping costs. Among other investments, at the Catamarca Plant, we acquired a stone analyzer, and we replace a drill. At the Olavarría Plant, the expansion of the lime dispatch continued with the change of the bagging-palletizing line, increasing the capacity of bagging, palletizing, and lime dispatch. Concrete mixer trucks were acquired, accompanying the growth of a greater demand for concrete. In the aggregate segment, a mobile crusher was purchased. Finally, Ferrosur Roca continued investing in the maintenance of its infrastructure network, as well as in locomotives and wagons.

Our net cash flow used in continuing financing activities was Ps.4,177.7 million in 2018, due amortizations of borrowings of Ps.5,574.1 million and interest paid to service our debt of Ps.1,498.9 million, the combined effects of which were partially offset by Ps.2,895.3 million in new borrowings acquired.

Our cash and cash equivalents of continuing operations decreased by Ps.5,849.5 million in 2018, mainly due to Ps. 8,679.0 million and Ps.4,177.7 million in net cash flows used by investing activities and by financing activities, respectively, which were partially offset by net cash flows provided by operating activities of Ps.7,007.3 million.

Indebtedness and Financing Strategy

As of December 31, 2020, our total outstanding consolidated borrowings were Ps.6,441 million, consisting of Ps.4,571 million of short-term borrowings, including current portion of long-term borrowings (or 71% of our total borrowings) and Ps.1,870 million of long-term borrowings (or 29% of our total borrowings).

Our foreign currency-denominated consolidated borrowings as of December 31, 2020 were Ps.6,409 million (or 99.5% of our total borrowings), of which Ps.5,268 million were denominated in U.S. dollars, and Ps.1,141 million in Euros. Our peso-denominated borrowings were Ps.32 million (or 0.5% of our total borrowings).

As of December 31, 2020, Ps.5,299 million, or 82%, of our total consolidated borrowings accrued interest at floating rates, including Ps.5,268 million of foreign currency-denominated borrowings that accrued interest at rates based on Libor, and Ps.32 million of borrowings with other floating interest rate.

The following table sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2020:

	December 31, 2020
	Re.	Company	Rate	Last maturity date	Amount
	In millions Ps.
Loans in foreign currency - USD
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Mar-21	217.8
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Apr-21	255.5
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	May-21	709.7
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Jun-21	170.6
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Jul-21	42.0
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Aug-21	891.2
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Sep-21	141.3
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Oct-21	290.1
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Nov-21	372.0
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Dec-21	262.8
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Jan-22	75.2
Industrial and Commercial Bank of China		Loma Negra CIASA	6-Month Libor + 4.25%	Feb-22	39.4
Industrial and Commercial Bank of China	(1)	Loma Negra CIASA	6-Month Libor + 7.375%	Jan-22	600.1
Industrial and Commercial Bank of China	(1)	Loma Negra CIASA	6-Month Libor + 7.375%	Jan-22	543.9
Industrial and Commercial Bank of China (Dubai)	(2)	Loma Negra CIASA	3-Month Libor + 7.5%	Nov-23	656.4
Loans in foreign currency - EUR
Banco Itaú S.A.		Loma Negra CIASA	4%	Apr-21	139.5
Banco Itaú S.A.		Loma Negra CIASA	4%	May-21	33.3
Banco Itaú S.A.		Loma Negra CIASA	4%	Jun-21	176.9
Banco Itaú S.A.		Loma Negra CIASA	4%	Jul-21	448.9

Banco Itaú S.A.	Loma Negra CIASA	4%	Aug-21	39.7
Banco Itaú S.A.	Loma Negra CIASA	4%	Sep-21	1.9
Banco Itaú S.A.	Loma Negra CIASA	4%	Oct-21	301.2

Total loans in foreign currency				6,409.3

Loans in local currency
Advances in current account	Ferrosur Roca SA	34%	Jan-21	13.8
Advances in current account	Loma Negra CIASA	34%	Jan-21	17.7

Total loans in local currency				31.5

Total				6,440.8

As of December 31, 2020, the average maturity of our indebtedness was 0.8 years. Our financing strategy over the next several years principally involves minimizing the firm cost of capital, continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. Our financing strategy is to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the net proceeds of long-term loans, in order to improve our strategic, financial and operational flexibility.

At the annual ordinary and extraordinary shareholders meeting held on April 16, 2020, our shareholders approved a global note program for the issuance of non-convertible negotiable obligations (obligaciones negociables) in an aggregate amount of up to US$150.0 million or its equivalent in other currencies (the “Note Program”), in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented, and Title II of the Rules of the CNV. In addition, within the Note Program, our shareholders approved the issuance of simple non-convertible negotiable obligations in an aggregate amount of up to US$50.0 million or its equivalent in other currencies, which may be issued in one, two or more series as determined by our Board of Directors. As of the date of this annual report, we have not issued any negotiable obligation under the Note Program.

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

Industrial and Commercial Bank of China

(1)

In January 2020, Loma Negra entered into a new loan agreement with Industrial and Commercial Bank of China for USD 13.1 million, payable upon maturity in January 2022. The loan accrues interest at the corrected Libor rate plus 7.375%, payable monthly. This amount was dedicated to cover the expiration of letters of credits associated to imports of goods and equipment related to the expansion project of L’Amalí plant.

(2)

In November 2020, and in compliance with the BCRA com. A-7106, Loma Negra refinanced the 60% of the last installment of the amount outstanding with Industrial and Commercial Bank of China (Dubai) for USD 7.8 million. The amendmented loan accrues interest at the corrected three-month Libor rate plus 7.5% payable quarterly. The final maturity is on November 2023.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

As of December 31, 2020, Loma Negra had 107 registered trademarks and two pending trademark application for renewal with the Argentine National Intellectual Property Institute. In addition, Recycomb and Ferrosur Roca are owners of two trademarks each. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.

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

See “Item 5-A”— Operating Results — Factors Affecting Our Results of Operations.”

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Tabular Disclosure of Contractual Obligations

Contractual Commitments

The following table presents information relating to our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial borrowings(1)	6,756.6	4,780.0	1,976.6	—	—
Accounts payable	5,513.1	5,395.4	117.7	—	—
Taxes payable	2,884.1	2,884.1	—	—	—
Salaries and social security contributions	1,460.2	1,421.9	38.3	—	—
Lease liabilities	730.3	148.5	192.5	179.7	209.6
Severance payment plans	253.5	123.4	101.9	27.3	0.9
Other debts(2)	31.0	31.0	—	—	—
Total	17,628.9	14,784.3	2,427.0	207.0	210.5

(1)	Includes payments of principal only. “See – Note 26 of our audited consolidated statements for the year ended December 31, 2020 and 2019”.
(2)	Corresponds to internal information of the Company.

Selected Ratios

Comparative ratios as of and for the years ended December 31, 2020, 2019 and 2018:

	As of and for the Year Ended December 31,
	2020	2019	2018
Liquidity(1)	0.92	0.58	0.86
Solvency(2)	1.78	1.12	1.14
Non-current assets to total assets ratio(3)	0.80	0.94	0.73
Profitability(4)	0.27	0.14	0.13

(1)	Current assets / Current liabilities
(2)	Shareholder’s equity / Total liabilities
(3)	Non-current assets / Total assets
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

In 2016, we entered into 20-year contract with Genneia S.A. and in 2018 we entered into a 20-year contract with Aluar Aluminio Argentino S.A.I.C., for the provision of wind-sourced electric power commencing on January 1, 2018 and in February 1, 2019 (respectively), to ensure compliance with the obligations imposed by Laws Nos. 26,190 and 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. With these contracts, we currently exceed the requirements of the Law 2719, reaching approximately 35% of renewable energy in the energy matrix. Particularly, during 2020 we surpassed 50% the use of renewable energy in our energy matrix.

G.	Safe Harbor

See the discussion at the beginning of this annual report under the heading “Cautionary Statement with Respect to Forward-Looking Statements” for forward-looking statement safe harbor provisions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors (Órgano de Administración) and our board of executive officers (Directors) are responsible for operating our business.

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

The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2022. Our board of directors is presided over by the president of the board of directors and, in his absence, the vice president of the board of directors. The president of the board of directors, or the vice president in his absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be shareholders of our company.

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

The following table lists the current members of our board of directors appointed by the ordinary and extraordinary shareholders meeting held on April 20, 2021:

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2020
Flávio Mendes Aidar	45	President	No	2
Sergio Damián Faifman	46	Vice-President	No	9
Luiz Augusto Klecz	50	Director	No	2
Paulo Diniz	63	Director	No	4
Marcos Isabelino Gradin	49	Director	No	0
Carlos Boero Hughes	55	Director	Yes	4
Diana Mondino	62	Director	Yes	4
Sergio Daniel Alonso	58	Director	Yes	4
Javier Graña	50	Director	Yes	2

Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.

Sergio Damián Faifman. Mr. Faifman was appointed as a member of our Board of Directors in August 2012. He has also acted as Vice-President of our Board of Directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and

Recycomb S.A.U., and Vice-President of Loma Negra. In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002.

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

Marcos Isabelino Gradin. Mr. Gradin has acted as CFO of the Company since September 2015. In addition, Mr. Gradin currently serves on the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998, having occupied several executive positions within our group, including Financial Manager from June 2006 until January 2013 and Chief of Financial Operations from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Corporate Finance from Universidad del CEMA in 2000.

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

Diana Mondino. Ms. Mondino was appointed as a member of our Board of Directors in July 2017. She is also Dean of Institutional Relations at Universidad del CEMA since 2006. Ms. Mondino has served as director of Banco Roela since 2014. From September 2015 to May 2017 she served as independent director and member of the Audit Committee of Grupo Supervielle. From 2009 to 2011 she served as an independent advisor to a Director of Banco de Córdoba. From 2006 to 2011, and from 2017 to 2019, she also served as an independent director of Pampa Energía. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires. Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina. She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso. Mr. Alonso was appointed as a member of our Board of Directors in July 2017. Mr. Alonso is member of the Board of Arcos Dorados since 2008. He has also served as executive director (CEO) of Arcos Dorados from 2015 to 2019. From 2008 to 2015, he served as COO of Arcos Dorados and as CEO of McDonald’s of Brazil from 2003 to 2008. He also served as managing partner of Aroma from 1999 to 2003. Mr. Alonso served as General Manager of business subsidiaries and as director of commercial operations of CIADEA and RENAULT from 1996 to 1999. He served as Vice-President of Operations, Manager of Operations, Director and member of the Finance Committee, Accounting Manager and Accounting Director of Arcos Dorados- McDonald’s from 1989 to 1996. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires in Argentina.

Javier Graña. Mr. Graña was appointed as a member of our Board of Directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Católica Argentina, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) and an MBA from Harvard Business School. Mr. Graña is currently a Senior Advisor at PJT Partners responsible for the firm’s Latin American practice. From 2013 to the beginning of 2019 Mr. Graña was Managing Director and Head of Investment Banking for LatAm Ex-Brazil of Itaú BBA, subsidiary of Itaú Unibanco in Buenos Aires. Prior to that Mr. Graña worked at Morgan Stanley & Co. in New York for 14 years where he was Managing Director of the Mergers & Acquisitions Department from 1999 to 2011, and then as Managing Director and responsible for Latin America Mergers & Acquisitions Department. Previously, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell in Buenos Aires, and earlier, he was analyst of the capital markets division of Banco Rio de la Plata S.A.

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

Name	Year of Birth	Position	Year of first Appointment
Sergio Damián Faifman	1974	Chief Executive Officer	2016
Marcos Isabelino Gradin	1972	Chief Financial Officer	2015
Dardo Ariel Damiano	1963	Industrial Director	2008
Gerardo Oscar Diez	1967	Commercial and Concrete Director	2016
Damian Ariel Caniglia	1975	Head of Human Resources	2016
Gustavo Daniel Romera	1953	Ferrosur Roca General Director	2016
Lucrecia Loureiro	1981	Legal and Corporate Affairs Director	2021
Valeria Mara Loderer	1973	Supply Chain and Logistics Director	2021

The business address of our executive officers is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

The following are brief biographical descriptions of our executive officers.

Marcos Isabelino Gradin. Mr. Gradin has acted as CFO of the company since September 2015. In addition, Mr. Gradin currently serves in the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998, having occupied several executive positions within our group, including Financial Manager from June 2006 until January 2013 and Chief of Financial Operations from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from Pontificia Universidad Católica Argentina (UCA). He also received a master’s degree in Corporate Finance from Universidad del CEMA in 2000.

Dardo Ariel Damiano. Mr. Damiano has acted as our Director of Operations since March 2008, and he is responsible for the management and operations of our six integrated plants and two grinding plants. In addition, Mr. Damiano also currently serves in the boards of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Damiano served as a member of our board of directors from November 2008 to July 2017. Since 1990, he held a number of positions at our industrial units and was the plant manager of our L’Amalí and Ramallo plants from May 2006 until March 2008, our Catamarca plant from March 2005 until May 2006 and our Olavarría, Sierras Bayas and Barker plants from December 2002 until February 2005. Mr. Damiano received a degree as Mechanical and Electrical Technician from ENET No.1 in 1982, a bachelor’s degree in Mechanical Engineering from Universidad Nacional de La Plata in 1989, a master’s degree in Human Resources Management from Pontificia Universidad Católica Argentina (UCA) in 2000 and an Executive MBA degree from IAE Business School Universidad Austral in 2008.

Gerardo Oscar Diez. Mr. Diez has acted as our Commercial and Concrete director since January 2016. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves in the board of Ferrosur Roca S.A. Mr. Diez joined the company in May 1992 and, since then, has held a number of positions, including member of our board of directors from September 2012 to July 2017 and Superintendent of Concrete and Aggregates Finance Manager and Supply Chain Manager, having accumulated more than 25 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1991 and an MBA from Universidad Austral in 2000.

Damian Ariel Caniglia. Mr. Caniglia has acted as our Human Resources and Health, Security and Environment Director since April 202. Prior to that, he served as Human Resources and Health, Security and Environment Superintendent from November 2016 to March 2021. In addition, Mr. Caniglia currently serves in the boards of Ferrosur Roca S.A. Mr. Caniglia served as a member of our board of directors from December 2016 to July 2017. He has also held a number of positions at our Human Resources, or HR, team since 2000 when he joined us, including HR Superintendent from April 2015 until November 2016 and HR Development Manager from April 2013 until April 2015. Between 2008 and 2013, Mr. Caniglia acted as HR Corporate Manager and HR manager for InterCement Brasil. Prior to that, Mr. Caniglia served at Loma Negra as Development Leader, from 2006 to 2008; San Juan plant’s HR Leader, from 2002 to 2006; and HR Analyst, from 2000 to 2002. Mr. Caniglia received a bachelor’s degree in Business Administration in 1999 from Universidad de Buenos Aires and a specialization certificate in Human Resources in 2007 from Universidad de San Andrés. He also received a master’s degree in Human and Organizational Factors in Risk Management from Universidad de San Andrés in 2017.

Gustavo Daniel Romera. Mr. Romera has acted as the General Director of Ferrosur Roca since November 2016, responsible for the management of our railway operations. In addition, Mr. Romera also currently serves in the boards of Ferrosur Roca S.A. and Cofesur S.A.U. Mr. Romera joined the company in 1982 and, since then, has held a number of positions, including member of our board of directors from December 2016 to July 2017, Superintendent of Operations, Operational Excellence Manager and Projects and Technical Manager, at Ferrosur Roca from November 2011 until September 2016. He has also served at Loma Negra as Operational Excellence Manager for our operations in Argentina and Paraguay from 2009 until 2011; Plant Manager at our Olavarría and Sierra Bayas plants from 2008 until 2009 and Operational Excellence Manager from 2007 until 2008. Prior to that, between 1992 and 2007, Mr. Romera held several operational positions at Ferrosur Roca, including Manager of Operations, Manager of Transport, Head of Transport and Head of Training Personnel, Security and General Services. Mr. Romera received a degree as Mechanical Technician from the Escuela Técnica Privada de Fábrica Henry Ford—Consejo Nacional De Educación Técnica in 1972 and a bachelor’s degree in Mechanical Engineering from Universidad Tecnológica Nacional in 1982.

Lucrecia Loureiro. Ms. Loureiro was appointed as Director of Legal and Corporate Affairs in March 2021. Ms. Loureiro joined the company in 2011 and, since then, has held several positions in the Legal Department. Ms. Loureiro has wide-ranging experience in capital markets, corporate, labor, financial and commercial matters as well as active participation in international investment projects. Besides the legal affairs, she is also in charge of the Compliance Program of the company as well as its sustainable practices, public affairs, communications, and Fundación Loma Negra Para el Desarrollo Sustantable. Ms. Loureiro is also responsible for the legal and corporate matters of Ferrosur Roca and she is currently serving as Director of Ferrosur Roca. Ms. Loureiro received a Law Degree from the University of Buenos Aires in 2005. Furthermore, she completed graduate coursework in a master’s program in Economic Business Law at Pontificia Universidad Católica Argentina (UCA) between 2008 and 2009 and she participated on the International Exchange Program in Tilburg University of Netherlands in 2009. During 2012 and 2013 she participated in a program for the development of Organizational skills at UCEMA University. In 2014 she was part of the Leadership Challenges Program of Universidad de San Andres. She has several compliance certifications granted by prestigious universities. In 2020 she participated in a Development Executive Program at Di Tella University.

Valeria Mara Loderer. Ms. Loderer was appointed as Supply Chain and Logistics Director in April 2021. Ms. Loderer has wide experience in management, supply chain, production and operation management. In addition, Ms. Loderer currently serves in the boards of directors of Ferrosur Roca S.A. and Recycomb S.A.U. Prior to Loma Negra, she served as Managing Director for Argentina and Uruguay at Starbucks from July 2019 to April 2021 and as Supply Chain Director for Argentina and Uruguay at Alsea (Starbucks, Burger King & PF Chang ´s) from to 2018 to July 2019. Before that, she worked at BASF Brazil and BASF Argentina from 2012 to 2017 where she held several positions, the last position being Sr. Regional Operation Manager for Latin America South. Previously, she worked at Sanofi Pasteur Brazil and Sanofi Pasteur Argentina from 2003 to 2011 where she held several positions, the last position being Senior Project Manager for Technological Transfer. Prior to that, she held several production positions at GERARDO RAMON & CIA S.A.I. y C. from 1997 to 2003. As to her academic background, she obtained a degree in Chemical Engineering at Universidad Tecnológica Nacional (UTN) in Argentina. She also took Material Requirement Planning at Universidad del Salvador, Post Graduate Studies in Cost and Control Management at Universidad de Belgrano, Business Management at Universidad de San Andres and a Master in Business Administration at IDEA. She is also a candidate for a Management Program at IAE, Argentina.

B.	Compensation

Executive Officers

Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps.214 million in 2020 and Ps.190 million in 2019.

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

Long-Term Incentive Program

Phantom Stock Plan

On January 24, 2018 our board of directors established the long-term incentive program, or the incentive program, with the purpose of attracting, retaining and motivating certain hierarchical employees by providing them incentives directly linked to shareholder value. The incentive program had an annual frequency, with granting of phantom stock rights occurring in the month immediately following the publication of our audited consolidated financial statements for the previous fiscal year. Such options were granted in the framework of an annual plan. Grants were determined by our board of directors. This program was terminated by resolution of our board of directors adopted on February 12, 2021. However, the annual plans that have already been granted within this program will remain in force.

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

As of the date of this report, we granted to certain of our directors and executive officers the amount of 215,307 phantom stock rights for the 2017 plan duly approved in 2018, 100,369 phantom stock rights for the 2018 plan approved in 2019 and 451,299 phantom stock rights for the 2019 plan approved in 2020.

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

Stock-based compensation plans

On February 12, 2021 our board of directors established two long-term stock-based plans that replaced the Phantom Stock Incentive Program approved by our board of directors on January 24, 2018.

(i)	Stock Compensation Plan

Program administration. The program will be managed by our board of directors, who will be responsible for its overall supervision. The board of directors may delegate the management and implementation of the plan to the human resources department, but only the board of directors has deliberative powers over the incentive program. Implementation of the programs and granting of the plans are subject to applicable law.

Eligibility. Board members, executive directors and senior management of Loma Negra to the extent that, in all cases, hold a labor relationship with us.

Awards. Awards consist of the granting of our ordinary shares and/or ADSs.

Vesting. The ordinary shares and/or ADSs under each plan will be delivered to the beneficiary pursuant to the following schedule (to the extent that, as of each vesting date the beneficiary continues holding a labor relationship with us): (a) January 1st of the next year immediately following the award date: 33% of the ordinary shares and/or ADSs awarded; (b) January 1st of the second year immediately following the award date: 33% of the ordinary shares and/or ADSs awarded; and (c) January 1st of the third year immediately following the award date: 34% of the ordinary shares and/or ADSs awarded.

As of the date of this report, we have not awarded any ordinary shares and/or ADSs under the program.

The board of directors may terminate the program at any time.

(ii)	Total Shareholder Return Stock Compensation Plan

Program administration. The program will be managed by our board of directors, who will be responsible for its overall supervision. The board of directors may delegate the management and implementation of the plan to the human resources department, but only the board of directors has deliberative powers over the incentive program. Implementation of the programs and granting of the plans are subject to applicable law.

Eligibility. Board members, executive directors and senior management of Loma Negra to the extent that, in all cases hold a labor relationship with us.

Awards. Awards consist of the granting of our ordinary shares and/or ADSs in a number to be determined by reference to the Total Shareholder Return (TSR) as calculated in the manner contemplated in the program.

Vesting. Within the 10 business days following our shareholders meeting approving our annual financial statements for the fiscal period ending on the third fiscal year following the awarding date (including as first fiscal year the one at which the plan is awarded).

As of the date of this report, we have not awarded any ordinary shares and/or ADSs under the program.

The board of directors may terminate the program at any time.

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

Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à -vis the company, provided that shareholders representing at least 5% of the company’s capital stock do not object and provided further that such liability does not result from a violation of law or the company’s bylaws.

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

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the Argentine Capital Markets Law and our bylaws, the supervisory committee may be rescinded by our shareholders at an extraordinary shareholders’ meeting if the company has an Audit Committee. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 20, 2021

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2021	Member	76
Omar Raúl Rolotti	2021	Member	72
Adriana Irene Calvo	2021	Member	58
Paola Lorena Rolotti	2021	Alternate	43
Carlos Roberto Chiesa	2021	Alternate	50
José Alanis	2021	Alternate	82

Committees of the Board of Directors

Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.

Audit Committee

Our Audit Committee is composed of three principal members and one alternate member, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 20, 2021, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	55	2021	Independent
Diana Mondino	Permanent	62	2021	Independent
Sergio Daniel Alonso	Permanent	58	2021	Independent
Javier Graña	Alternate	50	2021	Independent

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

Our Audit Committee’s primary responsibilities are to assist the board of directors’ oversight of: (1) the integrity of our financial statements; (2) the adequacy and integrity of the accounting and financial reporting processes and internal controls systems for the issuance of financial reports, and the monitoring of such internal controls; (3 the identification and monitoring of our risks and risk management policies; (4) the standards and procedures related to ethics and conduct and our internal policies and channels for addressing complaints and concerns confidentially and anonymously raised by employees regarding accounting, internal controls and auditing matters and for the receipt, treatment and investigation of those concerns; (5) the external and internal audits, as well as the engagement of the independent auditor and the evaluation of qualifications, services, performance and independence of our independent auditor; (6) our compliance with legal and regulatory requirements; and (7) perform other duties attributed by law or by the Company’s Bylaws”. We adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE, which is available on our website at www.lomanegra.com.

Disclosure Policy Committee

In January 2018, our board of directors created the Disclosure Policy Committee to manage compliance with ongoing disclosure rules and regulations promulgated by the SEC under the U.S. Sarbanes-Oxley Act of 2002 and Regulation FD promulgated by the SEC under the Securities Exchange Act of 1934. The committee is composed of five members: Chief Executive Officer, Chief Financial Officer, Legal and Corporate Affairs Director, Head of Corporate Communications and Investor Relations Manager. The committee monitors compliance with regulations and our disclosure policy and advises the company on communications with external and internal audiences. Its main purpose is to obtain input from the company’s spokespersons on disclosure issues and to assure agreement on management’s messages and policies. This committee meets quarterly in advance of each earnings announcement or whenever there are issues that require consideration.

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

The committee comprises the Chief Financial Officer, the Commercial and Concrete Director; and the Legal and Corporate Affairs Director.

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

The Ethics and Compliance Committee comprises Flávio Aidar, Sergio D. Faifman, Luiz A. Klecz, and Sergio D. Alonso.

People and Governance Committee

This committee was created by our Board of Directors on May 9, 2019 and is composed by members of the Board of Directors, at least one of them being an independent director. The People and Governance Committee is currently chaired by an independent director of Loma Negra. The committee’s primary responsibilities are: (i) defining our governance model (reviewing bylaws, regulations, internal policies, committees, structure and organization); (ii) evaluating and proposing of the members of the Board of Directors; (iii) designing human resources guidelines and processes; (iv) evaluating of the remuneration of leadership positions and directors; and (v) developing succession plans for leadership positions and directors.

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

As of December 31, 2020 we had a total of 2,900 employees. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years, we have not had a particular strike affecting all our operations, and we have lost an average of only 4.7 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Business Segment	2020	2019	2018
Cement	1,404	1,375	1,574
Concrete	272	156	386
Aggregates	44	61	73
Railroad	1,151	1,221	1,232
Others	29	31	32
Total	2,900	2,844	3,297

E.	Share Ownership

None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 19, 2021, by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our directors, director nominees and executive officers individually owning more than 1% or more of our ordinary shares; and

•	all of our directors, director nominees and executive officers as a group.

The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 19, 2021, through the exercise of any option or warrant. The amounts and percentages are based upon 596,026,490 ordinary shares outstanding as of the date of this annual report.

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

As of our 2021 Annual General Meeting´s Record Date (i.e. April 23, 2021), we had 49,252,705 ADS holders of record, holding ADSs, representing 246,263,525 ordinary shares, or approximately 41,3175% of our outstanding capital stock as of such date.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Intercement Trading e Inversiones Argentina, S.L. (1)	304,233,740	51.04
The Capital Group Companies Inc.(2)	50,676,740	8.50
Redwood Capital Management, LLC. (3)	32,506,900	5.45
Directors and Executive Officers as a Group	*	*

(1)

Based on a Schedule 13G filed on February 25, 2021. InterCement Trading e Inversiones S.A owns and controls 100% of InterCement Trading e Inversiones Argentina S.L. InterCement Portugal S.A. owns and controls 100% of InterCement Trading e Inversiones S.A.’s voting shares. InterCement Austria Holding GmbH owns and controls 94.63% of InterCement Portugal S.A.’s voting shares. InterCement Participações S.A. owns and controls 100% of the share capital of InterCement Austria Holding GmbH. Mover Participações S.A. owns and controls 100% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A. Each of the above mentioned entities are deemed to have shared voting and dispositive power over the 304,233,740 ordinary shares held of record by InterCement Trading e Inversiones S.A.
(2)

Based on a public filing with the Bolsa de Comercio de Buenos Aires on March 29, 2021. The Capital Group Companies Inc. indirectly controls the following participants which directly hold ordinary shares of company: Capital Research and Management Company holds 41,641,440 ordinary shares; Capital International Inc. holds 7,936,070 ordinary shares; Capital International Sàrl holds 1,099,230 ordinary shares.

(3)	Based on a Schedule 13G filed on February 16, 2021
*	Individually each owning less than 1% of our outstanding ordinary shares.

Other than Intercement Trading e Inversiones Argentina, S.L., The Capital Group Companies, Inc., and Redwood Capital Management, LLC., we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.

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

On June 4, 2020, Intercement Trading e Inversiones S.A. granted a first priority pledge over all of its shares of Loma Negra (which represent 51.0437% of Loma Negra´s capital stock) in favor of Planner Trustee DTVM Ltda. The aforementioned pledge was granted as security for the obligations assumed by its indirect shareholder, Intercement Participações S.A., and its subsidiary, Intercement Brasil S.A., regarding the issuance of simple debentures, not convertible into shares, in accordance with the public offering regulations of Brazil for a total amount of BRL 4,676,827,000 to refinance its financial debt. In this sense, on June 5, 2020, Intercement Trading e Inversiones S.A. requested to Caja de Valores the registration of the pledge.

On January 6, 2021 Intercement Trading e Inversiones, S.A. notified to Caja de Valores of the transfer of all of its ownership in the company (i.e. 304,233,740 ordinary shares) to its subsidiary Intercement Trading e Inversiones Argentina, S.L. As of the date of this annual report, Intercement Trading e Inversiones Argentina, S.L. holds 304,233,740 ordinary shares, representing 51.04% of our share capital.

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

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors and executive officers. Our related party transactions consist mainly of loans and financings and purchases of petcoke, clinker and steam coal. Please refer to “Note 19 to our audited consolidated financial statements” included elsewhere in this annual report for more information.

Other Transactions

Know-how Offer Letter with InterCement Participações S.A.

On August 28, 2020, we accepted an offer from Intercement Participações S.A. (the “Offer”) for the transfer of technical know-how relating to the designing and manufacturing of building materials, such as cement, clinker, and concrete, among others, for the purpose of optimizing the performance and the operations of the Company. According to the terms of the Offer, we will have access to the know-how possessed and developed by InterCement Participações S.A., such as, technology, engineering, development of management systems to enhance performance and processes, industrial sustainability and innovation. The royalty fee for the transfer of technical know-how represents 1% of the Company’s revenues in nominal values not adjusted for inflation pursuant to unconsolidated financial information of the Company for each year of validity of the Offer and will be paid on a quarterly basis. The Offer shall remain in force for an initial period of three years and shall thereafter be renewed automatically for further successive one-year periods unless either party terminates the Offer by giving to the other party not less than three months’ prior notice. These transactions comply with legal requirements regarding conflict of interests, are conducted on an arms’ length basis and are monitored closely by our management.

Cost Plus Offer Letter of InterCement Trading e Inversiones, S.A., InterCement Brasil S.A.

On August 15, 2018 and June 25, 2019 we accepted the offers from InterCement Trading e Inversiones, S.A. (formerly Cimpor Trading e Inversiones, S.A.) and InterCement Brasil S.A., respectively, regarding the outsourcing services to be received during the execution of the L’Amalí Line 2 Project. Such services include, but are not be limited to, consulting, training, technical assistance and engineering of the Project (the “Services”). The fees for the Services represent (i) the Net Costs (meaning all costs which the service providers incur in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreements with InterCement Trading e Inversiones, S.A. and InterCement Brasil S.A. is 44 months starting on January 1, 2018, automatically renewable for successive three months periods unless either party provides written notice of termination.

Offer Letter Services from Loma Negra to InterCement Portugal, S.A. (formerly, Cimpor—Serviços De Apoio à Gestão De Empresas S.A.) and to Cimpor Trading Inversiones, S.A.

On July 31, 2018 and August 13, 2018, InterCement Portugal, S.A. (formerly, Cimpor—Serviços De Apoio à Gestão De Empresas S.A.) and Cimpor Trading Inversiones, S.A, respectively, accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services include, but are not be limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers, and technicians and prospecting of new international business (due diligences). The fees for the Services represents (i) the Net Costs (meaning all costs in which we incur in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement is three years starting August 2017, automatically renewable for successive one-year periods unless either party provides written notice of termination at least three month in advance.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020, 2019 and 2018 included in this annual report.

Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2020, such claims involved a total amount in controversy of approximately Ps.965.5 million, of which Ps.197.3 million corresponded to probable claims, Ps.551.3 million to possible claims, including mainly Ps.239.8 million related to tax contingencies, Ps.160.7 million in civil claims and Ps.150.8 million in labor contingencies. The remaining Ps.216.9 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2020, we had established a provision in the amount of Ps.197.3 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2020, we also made judicial deposits in the amount of Ps.3.1 million, related to these proceedings.

As of December 31, 2020, there were no other material contingencies that could negatively impact our financial results.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2020
	Number of proceedings	Total Claims	Total Provisions
	(in millions of Ps.)
Labor and Social Security Proceedings	182	292.1	100.1
Civil and other proceedings	277	673.4	97.2

Total	459	965.5	197.3

See Note 27 of our consolidated financial statements in relation with possible contingencies for which we have not recorded a provision as it is not required under IFRS.

Damnificados Financieros Asociación Civil’s Class Action

In February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps.200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017, we appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017 we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). In 2019, the Court order to publish notice of the class action in the media. On September 2020, the publications’ project filed by the plaintiff was approved and in December 2020, the plaintiff certified the publication of the class action in its social media. Based on our Argentine litigation counsel’s opinion, we believe that the chances of success of the claim against us are remote.

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

CNDC Investigation—Abuse of Dominant Position (C. 1488). In 2014 the Association of Small- and Micro- Enterprises (Asociación de Pequeñas y Micro Empresas) filed a claim against cement, steel and aluminum companies (including Loma Negra) for alleged abuse of dominant market position and artificial increases in product prices. In March 2016, Loma Negra filed an answer against the complaint and denied all claims, which was rejected by the CNDC on August 25, 2017. On September 8, 2017, we filed a motion for reconsideration against this administrative decision. On February 18, 2020 we were notified of the Resolution of the Secretary of Commerce that ordered the ending of the investigation after the opinion of the CNDC that found that no anticompetitive practices took place. Claimant may file an appeal to this resolution until March 16, 2020. On March 16, 2020, CNDC established the suspension of the procedural deadlines for the pending proceedings until the lockdown ends, due to the outbreak of the coronavirus pandemic. Claimant didn’t appeal the CNDC’s decision and the docket was closed.

CNDC Investigation—Competitive Conditions in Cement Market (IM 6). On August 10, 2017, we were notified of a new administrative investigation initiated by the CNDC regarding competitive conditions in the cement market in Argentina. None of the cement companies has been accused or is subject to investigation for anticompetitive practices under this proceeding. On April 26, 2018 the CNDC notified that the purpose of the investigation was to analyze the market conditions of the cement industry in order to make recommendations. The CNDC has requested us to file several information and documentation related to products that we commercialized: the last request for information received by us was February 7, 2021. We filed the requested information on February 23, 2021. As of the date of this annual report, the case remains under analysis by the CNDC.

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

On October 22, 2020 the State Court issued its ruling on the motion to dismiss and dismissed only a portion of the claims but otherwise denied the rest of the motion. The case is currently in the discovery and class certification phase. As to class certification, on January 11, 2021, plaintiff filed a motion in support of class certification. On April 23, 2021, we filed our opposition brief, and plaintiff’s reply is due on May 24, 2021.

On February 1, 2021, the Company filed an appeal against the State Court’s decision that denied the motion to dismiss before the New York Supreme Court Appellate Division – First Department. On March 23, 2021 Plaintiff-Respondent filed his opposition to the Company’s appeal. The Company´s reply brief is due on April 9, 2021.

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

On April 26, 2019, the plaintiffs filed an amended class action complaint in the federal action. The amended complaint contains new factual allegations, as well as two new causes of action pursuant to Sections 10(b) and 20 of the Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The plaintiffs brought these Exchange Act claims against Loma Negra and two of our board members, on behalf of purchasers who bought Loma Negra shares on the open market from November 2, 2017 to May 23, 2018. The new Exchange Act claims allege that our offering materials, and certain public filings and statements contain material misstatements and omissions concerning our prospects for future growth. On September 19, 2019 we filed a motion to dismiss the amended complaint. On November 1, 2019 plaintiffs filed their opposition to our motion to dismiss and on December 6, 2019 we filed a reply to their opposition. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss. On July 17, 2020, the plaintiff voluntarily dismissed the appeal filed against the Federal Court’s opinion. Therefore, the favorable opinion for the Company and the other defendants is final and the lawsuit is over.

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

The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2020	2019	2018
	(in millions of Ps.)
Legal reserve	961.0	787.2	217.7
Environmental reserve	7.5	7.5	7.5
Future dividends reserve	0.0	63.1	63.1
Optional reserve	17,750.9	15,306.8	4,487.3
Exchange differences on translating foreign operations	0.0	449.6	574.9

Total reserves	18,719.4	16,614.1	5,350.5

Payment of Dividends

Interest Attributable to Shareholders’ Equity

The following table sets forth our interest attributable to shareholders’ equity:

	For the year ended December 31,
	2020	2019	2018
	(in millions of Ps.)
Attributable to owners	45,119.4	36,889.8	31,788.4
Non-controlling interests	271.2	3,036.9	2,878.8

Total interest attributable to shareholders’ equity	45,390.6	39,926.7	34,667.2

Form of Payment

In general, Argentine foreign exchange regulations grant access to the FX Market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs, provided that the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. See “Item 10. Additional Information—D. Exchange Controls—Foreign indebtedness information regime”.

The ordinary shares underlying the ADSs are held in Argentina by Caja de Valores, acting as the custodian agent for the ADS depositary. The ADS depositary is the registered owner on record of our ordinary shares represented by ADSs and acts as the registrar of our ADSs. We inform the Argentine Central Bank the amount of our ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the FX Market (single and free foreign exchange market) to pay dividends with respect to our ordinary shares and ordinary shares represented by ADSs, subject to certain structural restrictions as described further in “Item 3. Key Information—Risk Factors—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.” Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares.

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

The annual shareholders’ meeting held on April 20, 2021, approved (i) to modify the allocation of the Optional Reserve and to allocate such sum to the payment of future dividends and, consequently, change its name to “Optional Reserve for Future Dividends”; and (ii) to allocate the sum of Pesos 11,351,024,000.00 to the Optional Reserve for Future Dividends. Also, it was approved to delegate to the Board of Directors the power to totally or partially disaffect and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2021.

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

Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective until December 31, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls~~.~~, which have been extended without time limitation by Decree No. 91/2019 issued on December 28, 2019 by the Argentine Executive Power, and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the Argentine Central Bank, among other things:

(i)	~~.~~Prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency:

•	For portfolio investment purposes for more than $200 per calendar month by individuals;

•	For portfolio investment purposes by legal entities, local governments, funds and trusts;

•	By non-Argentine residents, except for certain exemptions;

•

For payment of dividends and earnings, except that no such prior authorization is required for the payment of profits and dividends as from January 17, 2020, in an amount that (including the amount of the payment being made at the time of the access) do not exceeds 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for Pesos through the foreign exchange market as from such date.

•

For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;

•	For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;

•	For the payment of services with related foreign parties, except for certain exemptions, and;

•	Until March 31, 2021 for the payment of principal under foreign financial indebtedness with related parties, except for certain exemptions.

(ii)

The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Pesos through the FX Market in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity

(iii)

It is prohibited to access the FX market for the purchase of foreign currency for the payment of local debts and other obligations incurred in foreign currency between Argentine residents originated as of September 1, 2019, except, among others, in the case of obligations instrumented by means of public registries or deeds dated as of August 30, 2019.

(iv)

The proceeds from the collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory transfer into Argentina and conversion into Pesos through the FX Market, within the terms described in each case, computed from the shipment date:

•	15 consecutive days for crops and soybean oil;

•	30 consecutive days for hydrocarbons and derivatives;

•	60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;

•	180 consecutive days for all other goods; and

•	365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than $600,000 and individual exports of less than $15,000 each.

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five consecutive days computed from the date of payment or collection.

(v)

The proceeds from the collection of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the five consecutive days computed from the date they are received.

(vi)

As a general rule, Argentine residents may access the FX Market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration. The Argentine importer may access the FX Market to pay imports of goods with customs entry registration registered in the import payment tracking system (“SEPAIMPO”, after its Spanish acronym), provided that certain requirements are met, including, among others, the payment is not made before the scheduled maturity date. Payments must be made to the foreign supplier. Goods with pending customs entry registration are subject to a special follow-up regime. In addition, the prior authorization of the Argentine Central Bank is required for the import of luxury goods such as luxury cars and motorbikes, and pearls and diamonds, among other luxury goods.

(vii)

Pursuant to Communication “A” 7001, dated April 30, 2020, as amended, in order to gain access to the FX Market for making any kind of payments, and in addition to applicable requirements, the Argentine Central Bank requires an affidavit from the requestor, (i) stating that it has not sold in Argentina securities settled against foreign currency or transferred securities to custody accounts out of Argentina within the immediately preceding 90 consecutive days; and (ii) committing not to sell in Argentina securities to be settled against foreign currency or to transfer securities to custody accounts out of Argentina within the immediately following 90 consecutive days.

(viii)

Communication “A” 7030 of the Argentine Central Bank, dated May 28, 2020, requires that, for purposes of accessing the FX Market for making payments of, among others things, imports of goods, services rendered by non-Argentine residents, interests in connection with the import of goods and services, dividends and other earnings distributions, principal and interest on financial debt, payment of debt securities with public registry in Argentina, or for making international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, the party will be required to file an affidavit (i) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina are deposited with Argentine financial institutions and that it does not have foreign liquid disposable assets (including, among others, foreign currency, gold and savings and checking deposits in non-Argentine financial institutions) for an equivalent of more than USD$100,000; and (ii) committing to transfer into Argentina and settle for Pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties after May 28, 2020, time deposits made after May 28, 2020, or the sale of any asset when the asset was acquired.

(ix)

On September 15, 2020, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$1,000,000 per month in the aggregate with maturities between October 15, 2020 and March 31, 2021 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. The Argentine Central

Bank authorized the prepayment of principal and interest under foreign financial indebtedness in connection with the refinancing described in this paragraph for up to 45 consecutive days from the original stated maturity, subject to compliance with certain additional requirements. The Argentine Central Bank also allowed the precancellation of interests on foreign financial indebtedness when such precancellation is implemented in connection with the exchange of debt securities and certain additional requirements are met. In addition, pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside Argentina and issued since February 5, 2021, and that are partially subscribed for in foreign currency in Argentina, subject to certain requirements.

(x)

Pursuant to Communication “A” 7030, as amended by Communication “A” 7193, the Argentine Central Bank provides that, until March 31, 2021, with certain limited exceptions, access to the FX Market for the payment of importing certain goods or the payment of principal under imports accounts payable will be subject to the prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed $1,000,000. Such amount is calculated as the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market, plus payments made for other imports not included in the forgoing calculation, less the amount of payments pending for imports with nationalization made between September 1, 2019 and December 31, 2019.

(xi)

The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to compliance with the foreign indebtedness information regime before the Argentine Central Bank.

Since December 21, 2019, the Argentine congress has enacted the Social Solidarity Law, which, among other things, established a new 30% tax on the purchase by Argentine residents of foreign currency for portfolio purposes, the acquisition of goods and services with credit and debit cards, and any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

In addition, pursuant to Communication “A” 7082, any persons holding loans granted by the government at subsidized interest rates granted in accordance with Decree No. 332/2020 cannot sell securities for settlement in foreign currency in Argentina or transfer them to custody accounts outside Argentina while those loans are outstanding.

By resolution of the CNV No. 878/2021, dated January 11, 2021, the CNV established that, with certain limited exceptions, in order to process any instruction for the sale of securities acquired with Pesos for U.S. dollars outside Argentina, or for the transfer of those securities to depositories outside Argentina, the securities must have been held for at least three business days since the date of their credit in the depository’s custody account.

Pursuant to Decrees Nos. 332/2020 and 376/2020 dated April 1, 2020 and April 20, 2020, respectively, and each as amended, in connection with the COVID-19 crisis, the Argentine government approved government aid for private sector employers. Pursuant to Resolution 591/2020 of the Chief Cabinet of Ministers, entities benefiting from these programs are prohibited from, among other things, making dividend distributions, and purchasing securities with Pesos for their sale for foreign currency or transferring to custody accounts outside Argentina.

Law No. 19,359 (revised text pursuant to Decree No. 480/95 and complementary regulations) establishes penalties for the infringement of any foreign exchange regulations. Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or even prison in event of recidivism.

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Central Bank’s website: www.bcra.gob.ar.

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

Material Argentine Tax Considerations

The following opinion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this annual report, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. This section is the opinion of the law firm Marval O’Farrell Mairal, insofar as it relates to matters of Argentine tax law, of the material Argentine tax considerations relating to the purchase, ownership and disposition of our ordinary shares or ADSs. This opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders should carefully read “Key Information—Risk Factors–Risks Relating to the Offering, Our Ordinary Shares and the ADSs– Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs”. Holders are encouraged to consult their tax advisers regarding the tax treatment of our ordinary shares and ADSs as it relates to their particular situation.

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

Taxation on Dividends

The following rules apply to dividends paid to resident individuals and non-residents individuals or entities: (i) exempt from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018 except if the Equalization Tax applies (as explained below); (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018 through fiscal years beginning until January 1, 2021; (iii) subject to a 13% income tax withholding rate if paid out of income generated on or after fiscal year beginning on or after January 1, 2021. Please note that the Argentine Congress is expected to discuss a draft bill to extend dividend tax rate of 7% for fiscal period commencing as of January 1, 2021 until and ending December 31, 2021. Consequently, if such extension is approved, the effectiveness of the 13% tax rate will be delayed until tax years commencing as of January 1, 2022.

These withholding rates might be lower if the holder of our ordinary shares or ADSs is resident of a country which signed a treaty to avoid double taxation with Argentina, and meets all the substantial and formal requirements for such treaty to apply.

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

Capital gains realized by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or representative securities are subject to income tax at the rate of 30% on net profit (the rate will be decreased to 25% for income generated on fiscal years beginning on or after January 1, 2021; however, the Argentine Congress is expected to discuss a draft bill to extend the corporate tax rate of 30% for fiscal period commencing as of January 1, 2021 and ending December 31, 2021, thus, if such extension is approved, the effectiveness of the 25% tax rate will be delayed until tax years commencing as of January 1, 2022). Losses from a previous fiscal year as a result of the disposition of shares can only be applied and compensated against net gains resulting from the same kind of transaction, and these losses can be carried forward for five fiscal years.

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

The exemption mentioned in the prior paragraph is not applicable if the foreign beneficiary is resident in a “non-cooperative jurisdiction” or the invested funds come from one of such jurisdictions. Section 19 of the ITL defines them as any jurisdiction or country that: (i) has not signed an information exchange agreement with Argentina; (ii) has not signed a treaty to avoid double taxation with Argentina; or (iii) has signed either an agreement or convention but does not comply with its obligation to share information with Argentina. According to the ITL, the Argentine Executive Branch will be responsible for issuing this “black list” of non-cooperative jurisdictions. Such blacklist was included in Section 24 of the ITL Regulatory Decree No. 862/2019 on December 6, 2019. If, for this reason the exemption is not applicable, the applicable rate is 35% on the net presumed income of 90%, thus the effective withholding rate is 31.5%.

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

Furthermore, the Argentine government may establish an increase in the proportion of the tax on bank accounts debits and credits that can be considered as creditable against taxes progressively since 2018 and until being entirely computable in 2022. However, such faculty has not been exercised by the Argentine Executive Branch since 2018 and the proportions we mention above have been maintained since then.

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

Pursuant to Law No. 27,605 enacted on December 18, 2020 (the “Exceptional Solidary Contribution”), the Argentine Congress created a one-time exceptional tax on wealth to contribute to dampen the effects of the COVID-19 pandemic. This exceptional contribution taxes Argentine resident individuals’ and individuals undivided estates’ assets on a global basis, and non-Argentine resident individuals’ and individuals undivided estates’ assets located in Argentina. For this purpose, Argentine nationals with domicile or residence in non-cooperating or low or non-taxation jurisdictions are deemed Argentine residents. The contribution is levied on the individuals’ or individual undivided estates’ assets with a value of more than Pesos 200 million at rates ranging between 2% and 3.5% for assets located in Argentina, and 3% and 5.25% for assets located out of Argentina. For purposes of the calculation of the tax, Decree No. 42/21 issued by the Argentine Executive Branch on January 29, 2021 allows taxpayers to value their holdings in Argentine companies under one of two options: (i) on the difference between the company’s assets and liabilities as of December 18, 2020, according to financial statements prepared as of that date for this purpose only, or (ii) on the company’s equity for the last financial year ended prior to December 18, 2020. The Argentine companies in which taxpayers hold equity must provide information on the valuation of the shares for purposes of the calculation of the tax. In compliance with this regulation, we made available the required information for the valuation of the holding of positions on us on the following link: http://investors.lomanegra.com/es/results-center/2020. Any questions or queries in connection thereto could be addressed at investorrelations@lomanegra.com. Taxpayers holding assets valued Pesos 200 million or more as of December 31, 2020, valued Pesos 130 million or more as of December 31, 2019 and valued Pesos 80.000.000 as of December 31, 2018 must file informative affidavits until April 30, 2021. The term for the filing of the Exceptional Solidary Contribution tax return and payment expired on April 16, 2021. Holders of our ordinary shares or ADSs are encouraged to consult a tax adviser as to the Exceptional Solidary Contribution consequences derived from holding our ordinary shares or ADS.

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

Material United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences of the ownership and disposition of the ADSs and the ownership and disposition of the ordinary shares by U.S. Holders (as defined below) and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations issued thereunder, or the Regulations, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including the impact of the Medicare tax on net investment income, or to U.S. Holders subject to special rules, such as certain banks or financial institutions, U.S. expatriates, insurance companies, individual retirement accounts, dealers in securities or currencies, traders in securities, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass through entities and investors in such entities, persons liable for alternative minimum tax, U.S. Holders that own 10% or more of the total voting power or value of our stock, U.S. Holders that are resident in or have a permanent establishment in a jurisdiction outside the United States and persons holding the ordinary shares or ADSs as part of a “straddle”, “hedge”, “conversion transaction”, “constructive sale” or other integrated transaction. In addition, this summary is limited to U.S. Holders that acquire ADSs pursuant to the international offering and who hold the ordinary shares and ADSs as capital assets within the meaning of Section 1221 of the Code.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person for U.S. federal income tax purposes.

If any entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares or ADSs the U.S. tax treatment of the partnership and a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership considering an investment in the ordinary shares or ADSs, and partners in such a partnership, should consult their tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs.

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

Dividends

The gross amount of distributions paid with respect to the ordinary shares or ADSs (other than certain pro rata distributions of shares to all shareholders), including the amount of any Argentine taxes withheld, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our common shares for more than one year as of the time such distribution is actually or constructively received. Because we do not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from certain other corporations.

Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2020 and do not expect to be a PFIC for the foreseeable future.

Dividends paid in pesos will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will generally be treated as U.S.-source ordinary income or loss.

Dividends received by U.S. Holders will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the ordinary shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “—Material Argentine Tax Considerations”) will likely not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

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

If an Argentine tax is withheld on the sale or other disposition of the ordinary shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “—Material Argentine Tax Considerations—Capital Gains” for a description of when a disposition of the ordinary shares or ADSs may be subject to taxation by Argentina. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, in the case of a disposition of the ordinary shares or ADSs that is subject to Argentine tax, the U.S. Holder may not be able to use the foreign tax credit for that Argentine tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Argentine tax if it elects to deduct all of its foreign income taxes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

The foregoing discussion of dividends and capital gains assumes that we are not a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income;” or

•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income”.

Passive income for this purpose generally includes, for example dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25 percent of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. corporation is a PFIC.

Based upon the composition of its income, its assets, the nature of its business, and the current price of its common shares, the Company does not believe it was a PFIC for the taxable year ending December 31, 2020 and does not expect to be a PFIC for the current year or the foreseeable future. There can be no assurance, however, that the Company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within the Company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company were a PFIC in any taxable year, materially adverse U.S. federal income consequences could result for U.S. Holders. If the Company were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gains recognized by such U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If the Company is classified as a PFIC in any year that a U.S. Holder is a shareholder, the Company generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if the Company ceases to be a PFIC. If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an annual Internal Revenue Service (“IRS”) Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or other disposition of the ordinary shares or ADS by a U.S. paying agent or other U.S. intermediary, or made into the United States, generally will be reported to the IRS, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. In addition, certain U.S. Holders may be subject to backup withholding in respect of such payments if they do not provide their taxpayer identification numbers or certification of exempt status.

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

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2020, our total outstanding borrowings on a consolidated basis was Ps. 6,458.8 million, of which Ps. 5.317,4 million, or 82.3%, bore interest at floating rates, including Ps. 5,268 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps. 49,4 million of borrowings with other floating interest rate.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2020 were 1.0% higher than the average interest rate during such period, our financial expenses during the year ended December 31, 2020 would have increased by approximately Ps. 31.4 million.

In the event that the average LIBOR rate applicable to our financial liabilities during the year ended December 31, 2020 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 0.75 million.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2020, our consolidated foreign currency-denominated borrowings was Ps.6,409 million, 82% of which was denominated in U.S. dollars, and 18% was denominated in Euros. This foreign currency exposure is represented mainly by debt in the form of international loans and working capital loans from financial institutions.

As of December 31, 2020 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2020, our foreign currency denominated indebtedness as of December 31, 2020 would have increased by approximately Ps.1,700 million.

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

We implement liquidity risk management practices, keeping cash and other instruments liquid, as well as available funds. However, as of December 31, 2020, our consolidated financial statements reflected a negative working capital balance of Ps.1,205 million. Given the nature of our principal economic activity, which drives predictable cash flows, we can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic management decision. We may require additional capital to meet our long-term liquidity objectives and future growth requirements.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2020.

Attestation report of the registered public accounting firm

Not applicable.

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2020

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

As of August 28, 2018 Loma Negra adopted, communicated and upload on DMS the new version of the Code of Ethics, named Code of Business Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Business Conduct is posted on our web site at: http://www.lomanegra.com/en/who-we-are/ethics/. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. In addition, we did not grant any waivers to our Code of Business Conduct during the year ended December 31, 2020. Copy of our Code of Business Conduct and Ethics is also available without charge upon request. Please make your request to investorrelations@lomanegra.com and we shall provide a copy as soon as possible. Our Code of Business Conduct is filed as an exhibit to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by the independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global), for audit and other services performed in fiscal years 2020 and 2019.:

	2020	2019
	(in thousands of Ps.)
Audit fees (1) (4)	83,683.3	65,376.9
Audit related fees (2) (4)	2,855.0	360.0
Tax fees (3) (4)	644.9	594.5
Total (4)	87,183.2	66,331.4

(1)

Includes fees for professional services rendered by the principal accountant, in each fiscal year, for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. It includes the audit of annual consolidated financial statements and the reviews of quarterly consolidated financial statements.

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

The Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related, and tax fees in the fiscal year 2020.

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

On February 12, 2021, the Board of Directors approved a plan for the repurchase of our shares in accordance with Section 64 of the Law No. 26,831 and the CNV Regulations. To adopt the decision, the Board of Directors took into consideration the efficient application of a portion of our cash position which may result in a greater return of value for our shareholders considering the attractive value of the shares, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans.

The main terms and conditions of the share repurchase plan approved by the Board of Directors -that became effective as from February 18, 2021—are described below:

•	Maximum amount to invest: Up to Ps.750.000.000 (Pesos Seven Hundred Fifty Million) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock.

•

Maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased: Repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of Law No. 26.831.

•

Daily limit of the transactions in the Argentine Market: According to Section 66 of Law No. 26.831, the daily quantity of shares to be repurchased in the Argentine Market shall not exceed twenty-five percent (25%) of the share’s average daily trading volume for the 90 (ninety) prior trading days.

•	Price to be paid per share: Up to Ps.245 (Pesos Two Hundred and Forty-Five) per share in BYMA and up to US$ 8 (United States Dollars Eight) per ADR in the NYSE.

•

Source of funding: The repurchase shall be carried out with realized and liquid earnings as per the Financial Statements as of September 30, 2020 which were approved by Board’s Resolution of November 10, 2020.

•

Period in which the acquisitions will be carried out: 90 (ninety) day period which counted as from February 18, 2021 and subject to any period or extension approved by the Board of Directors, which will be duly informed.

•

As of the date of this annual report, this program is in force. As long as the share repurchase plan is in place, directors, statutory auditors and managers are forbidden to sell their own shares whether directly or indirectly held.

•	There were no repurchases during the 2020 fiscal year.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Bylaws of the Registrant, as of April 16, 2020 (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 30, 2020).

2.1	Deposit Agreement dated as of November 3, 2017 among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 27, 2018)

2.2	Description of Registrant’s Securities

4.1	Know-how Offer Letter from InterCement Participações S.A., dated August 20, 2020 for the transfer of technical know-how relating to the designing and manufacturing of building materials for the purpose of optimizing the performance and the operations of the Company

8.1	List of Subsidiaries

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form F-20 filed with the SEC on April 30, 2019 (File No. 001-38262 19781307))

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith

101. INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2021	Loma Negra C.I.A.S.A.

/s/ Sergio D. Faifman
Name: Sergio D. Faifman
Title: Chief Executive Officer

/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima Consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 of Loma Negra Compañĺa Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 29, 2021

Deloitte & Co. S.A.
Florida 234, 5° piso
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina
Tel.: (+54-11) 4320-2700
Fax: (+54-11) 4325-8081/4326-7340
www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows of Loma Negra Compañía Industrial Argentina Sociedad Anónima and subsidiaries (the “Company”), for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Application of Accounting Principles

As discussed in Note 2.2 to the consolidated financial statements, the Company has applied IAS 29 – Financial Reporting in Hyperinflationary economies, due to the presence of high-inflation indicators in Argentina.

In addition, as discussed in Note 42 to the consolidated financial statements, the Company has applied IFRS 5 – Non Current Assets Held for Sale and Discontinued Operations, due to the sale of its interest in Yguazú Cementos S.A. on August 21, 2020.

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

/s/ Deloitte & Co. S.A.

Autonomous City of Buenos Aires, Argentina

April 25, 2019 (April 29, 2021, as to the effects of homogenous currency changes and the application of IFRS 5 as discussed in Notes 2.2 and 42)

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(figures expressed in thousands of pesos - $ - except as otherwise stated)

Continuing operations		For the year ended December 31,
	Notes	2020	2019	2018
Revenues	5	41,623,255	47,753,090	51,238,154
Cost of sales	6	(29,026,378)	(34,706,159)	(38,393,415)

Gross profit		12,596,877	13,046,931	12,844,739
Losses from interest in companies	19	(403,791)	—	—
Selling and administrative expenses	7	(3,454,641)	(3,805,215)	(3,865,497)
Impairment of property, plant and equipment	13	(946,954)	—	—
Other gains and losses	8	147,185	61,220	205,743
Tax on debits and credits to bank accounts	9	(489,365)	(549,783)	(532,369)
FINANCIAL RESULTS, NET
Exchange rate differences	10	1,655,282	(1,625,330)	(2,584,505)
Gain on net monetary position		839,109	1,517,775	447,609
Financial income	10	81,616	82,206	56,361
Financial expenses	10	(1,508,240)	(2,042,668)	(926,534)

Profit before tax		8,517,078	6,685,136	5,645,547
INCOME TAX EXPENSE
Current	11	(2,387,112)	(1,423,878)	(2,151,495)
Deferred	11	123,552	(776,258)	(152,679)

NET PROFIT FOR THE YEAR FROM CONTINUED OPERATIONS		6,253,518	4,485,000	3,341,373
DISCONTINING OPERATIONS
Net profit for the year from discontinued operations	42	5,128,601	1,020,255	743,697

NET PROFIT FOR THE YEAR		11,382,119	5,505,255	4,085,070
OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations		(286,411)	(245,680)	987,894

Total other comprehensive income		(286,411)	(245,680)	987,894
Total comprehensive income		11,095,708	5,259,575	5,072,964
Net income attributable to:
Owners of the parent company		11,351,024	5,226,692	3,769,442
Non-controlling interest		31,095	278,563	315,628

NET PROFIT		11,382,119	5,505,255	4,085,070
Total comprehensive income attributable to:
Owners of the parent company		11,204,950	5,101,392	4,273,284
Non-controlling interest		(109,242)	158,183	799,680

Total comprehensive income		11,095,708	5,259,575	5,072,964
Earnings per share (basic and diluted):
From continued operations (in pesos)	12	10.8625	7.8962	5.6879
From continued and discontinued operations (in pesos)	12	19.0445	8.7692	6.3243

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2020, AS COMPARED WITH DECEMBER 31, 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	13	53,557,065	53,774,641
Right of use assets	14	447,413	555,384
Intangible assets	15	192,333	171,467
Investments	16-42	3,481	6,021,434
Goodwill	17	34,717	34,717
Inventories	18	2,156,154	2,037,914
Other receivables	20	480,816	765,175

Total non-current assets		56,871,979	63,360,732

Current assets
Inventories	18	5,491,783	6,592,903
Other receivables	20	1,217,190	764,614
Trade accounts receivable	21	2,989,390	3,231,790
Investments	16	4,108,923	1,388,102
Cash and banks	22	266,625	387,445

Total current assets		14,073,911	12,364,854

Total assets		70,945,890	75,725,586

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2020, AS COMPARED WITH DECEMBER 31, 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2020	2019
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	15,048,948	15,048,948
Reserves		18,719,432	16,164,590
Retained earnings		11,351,024	5,226,692
Accumulated other comprehensive income	24	—	449,558

Equity attributable to owners of the parent company		45,119,404	36,889,788

Non-controlling interest		271,215	3,036,939

Total shareholders’ equity		45,390,619	39,926,727
LIABILITIES
Non-current liabilities
Borrowings	25	1,869,583	5,566,955
Lease liabilities	14	390,405	462,918
Accounts payable	26	102,435	189,750
Provisions	27	487,466	758,943
Salaries and social security contributions		38,267	—
Other liabilities	29	111,772	70,097
Deferred tax liabilities	11	7,276,106	7,399,657

Total non-current liabilities		10,276,034	14,448,320
Current liabilities
Borrowings	25	4,571,257	6,970,898
Lease liabilities	14	140,403	138,614
Accounts payable	26	5,393,016	11,891,250
Advances from customers		731,925	259,635
Salaries and social security contributions		1,421,916	1,277,573
Tax liabilities	28	2,884,059	699,129
Other liabilities	29	136,661	113,440

Total current liabilities		15,279,237	21,350,539

Total liabilities		25,555,271	35,798,859

Total shareholders’ equity and liabilities		70,945,890	75,725,586

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2020

(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions								Accumulated other comprehensive income
	Capital Stock	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gain/ (losses)	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2020	59,603	4,745,549	8,676,470	1,567,326	787,182	7,502	15,306,814	63,092	449,558	5,226,692	36,889,788	3,036,939	39,926,727

Appropriation as per Annual Shareholders’ Meeting held on April 16, 2020:
Legal reserve					173,848					(173,848)
Optional reserve							5,052,844			(5,052,844)
Appropriation as per Annual Shareholders’ Meeting held on September 30, 2020:
Distribution of dividends							(2,608,758)	(63,092)			(2,671,850)		(2,671,850)
Other comprehensive income									(146,074)		(146,074)	(140,337)	(286,411)
Reclassification of exchange differences on translation of foreign operation (Note 42)									(303,484)		(303,484)		(303,484)
Derecognition of non-controlling interest due to sale of subsidiary (Note 42)												(3,060,273)	(3,060,273)
Capital contribution to Ferrosur Roca S.A. - Minority shareholders												403,791	403,791
Net income for the year										11,351,024	11,351,024	31,095	11,382,119

Balance as of December 31, 2020	59,603	4,745,549	8,676,470	1,567,326	961,030	7,502	17,750,900	—	—	11,351,024	45,119,404	271,215	45,390,619

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions								Accumulated other comprehensive income
	Capital Stock	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gain/ (losses)	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balance as of January 1, 2019	59,603	4,745,549	8,676,470	1,567,326	217,735	7,502	4,487,323	63,092	574,859	11,388,938	31,788,397	2,878,755	34,667,152

Appropriation as per Annual Shareholders’ Meeting held on April 25, 2019:
Legal reserve					569,447					(569,447)
Optional reserve							10,819,491			(10,819,491)
Other comprehensive income									(125,301)		(125,301)	(120,379)	(245,680)
Net income for the year										5,226,692	5,226,692	278,563	5,505,255

Balance as of December 31, 2019	59,603	4,745,549	8,676,470	1,567,326	787,182	7,502	15,306,814	63,092	449,558	5,226,692	36,889,788	3,036,939	39,926,727

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2018

(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions									Accumulated other comprehensive income
	Capital	Adjustment to capital	Share premium	Other capital adjustments	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gain/ (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2018	59,603	4,745,549	10,348,877	(1,672,407)	1,567,326	216,042	7,502	—	63,092	71,017	12,108,512	27,515,113	2,079,075	29,594,188

Appropriation as per Annual Shareholders’ Meeting held on April 25, 2018:
Legal reserve						1,693					(1,693)
Optional reserve								4,487,323			(4,487,323)
Other capital adjustments			(1,672,407)	1,672,407
Other comprehensive income										503,842		503,842	484,052	987,894
Income for the year											3,769,442	3,769,442	315,628	4,085,070

Balances as of December 31, 2018	59,603	4,745,549	8,676,470	—	1,567,326	217,735	7,502	4,487,323	63,092	574,859	11,388,938	31,788,397	2,878,755	34,667,152

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2020, 2019 AND 2018

(figures expressed in thousands of pesos $ - except as otherwise stated)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year from continuing operations	6,253,518	4,485,000	3,341,373
Net profit for the year from discontinued operations	5,128,601	1,020,255	743,697

Net profit for the year	11,382,119	5,505,255	4,085,070
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	3,780,642	2,295,947	2,370,635
Depreciation and amortization	3,987,936	3,655,322	3,728,041
Provisions	(93,206)	68,091	147,781
Interest expense	1,186,647	1,349,383	449,351
Exchange rate differences	(2,821,500)	(415,085)	303,154
Investment losses recognized	403,791	—	—
Gain on disposal of property, plant and equipment	40,692	(4,657)	(35,291)
Income from the operation of Yguazú Cementos S.A. (Note 42)	(6,645,683)	(1,116,066)	(810,159)
Impairment of property, plant and equipment (Note 13)	946,954	—	—
Gain on monetary position	(839,109)	(1,517,775)	(447,609)
Recognition of allowance for other doubtful receivables	156,523	—	—
Changes in operating assets and liabilities
Inventories	788,549	87,893	(869,045)
Other receivables	92,068	602,760	416,552
Trade accounts receivable	(541,437)	(905,649)	(1,595,864)
Advances from customers	525,780	(35,533)	(210,327)
Accounts payable	(248,948)	1,372,276	1,793,516
Salaries and social security contributions	515,390	482,075	144,625
Provisions	(48,345)	(148,318)	(232,013)
Tax liabilities	(100,084)	342,747	(20,372)
Other liabilities	156,198	86,035	(43,626)
Income tax paid	(1,237,409)	(2,378,465)	(2,167,162)

Net cash generated by continuing operating activities	11,387,568	9,326,236	7,007,257
Net cash generated by discontinued operating activities (Note 42)	837,590	1,511,718	1,576,277

Net cash generated by operating activities	12,225,158	10,837,954	8,583,534

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of interest in Yguazú Cementos S.A. (Note 42)	8,344,118	—	—
Proceeds from disposal of property, plant and equipment	39,801	88,614	10,435
Payments to acquire property, plant and equipment	(9,638,982)	(15,945,596)	(6,990,286)
Payments to acquire intangibles assets	(86,564)	(75,736)	(45,844)
Advance payments to acquire property, plant and equipment	—	—	(1,556,455)
Contributions to FFFSFI	(87,857)	(40,170)	(96,897)

Net cash used in continuing investing activities	(1,429,484)	(15,972,888)	(8,679,047)
Net cash used in discontinued investing activities (Note 42)	(137,227)	(48,890)	(167,013)

Net cash used in investing activities	(1,566,711)	(16,021,778)	(8,846,060)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	12,691,980	12,927,725	2,895,259
Interest paid	(2,908,836)	(2,638,155)	(1,498,897)
Lease payments	(147,111)	(137,244)	—
Dividend paid	(2,663,733)	—	—
Repayment of borrowings	(17,475,599)	(6,654,287)	(5,574,086)

Net cash (used in) generated by continuing financing activities	(10,503,299)	3,498,039	(4,177,724)
Net cash used in discontinued financing activities (Note 42)	(2,573,229)	(1,570,984)	(660,367)

Net cash (used in) generated by financing activities	(13,076,528)	1,927,055	(4,838,091)

Net decrease in cash and cash equivalents	(2,418,081)	(3,256,769)	(5,100,617)
Less: Net effect of discontinued operations (Note 42)	1,872,866	108,156	(748,897)
Cash and cash equivalents at the beginning of the year	1,775,547	4,881,645	9,485,823
Effect of restating in constant currency of cash and cash equivalents	(156,797)	(220,586)	(205,023)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	3,302,013	263,101	1,450,359

Cash and cash equivalents at the end of the year	4,375,548	1,775,547	4,881,645

		(*)	(*)

(*)	The cash and cash equivalents as of December 31, 2019 and 2018 from the discontinued operations amounted to 1,719,399 and 1,195,670.

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

1. LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th. Floor, City of Buenos Aires, Argentina.

Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “the Company” or “the Group”) is a stock company organized under the laws of the Argentine Republic.

Fiscal year number:

Fiscal year No. 96 beginning on January 1, 2020.

Principal business of the Group:

The Company and its subsidiaries, mentioned below, are referred to in these financial statements as “the Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process.

The Group has 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca and had 1 in Paraguay until August 21, 2020. (See Note 42). The Company also has 11 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest Ferrosur Roca S.A., a company that operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra´s cement production plants to the railway network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions in the Bidding Terms and Conditions and the Concession Agreement; which has been subsequently subject to the renegotiation and realignment of the concession agreement in order to mitigate the consequences that seriously affect the course of business of that company and disrupt the balance of the concession contract. As of the date of issuance of these consolidated financial statements, Ferrosur Roca S.A. has not yet been called to start the renegotiation process under the scope of the Comisión Especial de Renegociación de Contratos (Special Commission for Contract Renegotiation, CERC). In this respect, the Management of the Group understands that it had duly and timely met all the requirements established to obtain an extension of the concession. The Group considers the extended concession period for the purposes of all required assessments and accounting estimates, especially those related to the recoverability of certain non-current assets affected by the concession. See Note 40 for more information about Ferrosur Roca S.A. concession.

The Group also controls Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste for use as fuel or raw material.

Finally, on August 21, 2020, the Company sold its stake in Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay engaged in the manufacturing and marketing of cement. Information relating to the sale of its interest and its main effects is described in Note 42.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

Date of registration in the Argentinian General Inspection of Justice:

•	Inscription of the bylaws: August 5, 1926 under No 38, Book 46.

•	Last amendment registered to the bylaws: August 29, 2017, under No 17,557, book 85, Corporations Volume.

•	Correlative Number of Registration with the Inspección General de Justicia (local regulatory agency): Number of: 1,914,357.

•	Tax identification number (CUIT): 30-50053085-1.

•	Date of expiration: July 3, 2116.

The Company was founded in 1926 and on August 5, 1926 it was registered as a “sociedad anónima” (stock company according to Argentine Law), originally under the name “Compañía Argentina Ganadera Agrícola Comercial e Industrial S.A.” with the Public Registry of Commerce of Azul, Province of Buenos Aires, under the Number 38, Book 46. On August 25, 1927, the Company adopted its current name and on August 27, 1984, the Company was also registered with the General Board of Legal Entities of the Province of Buenos Aires under number 747. The Annual and Special Shareholders’ Meeting held on April 16, 2020 resolved to amend Article Fourteen of the Bylaws in order to incorporate the power of the Board of Directors of the Company to decide on the issuance of notes, in accordance with section 9 of the Law on Notes No. 23,576, as amended. As of the date of issuance of these consolidated financial statements, such amendments have not been registered with the IGJ.

Parent company:

InterCement Trading e Inversiones S.A. with 51.0437% of the Company’s capital stock and votes. On January 6, 2021, InterCement Trading e Inversiones S.A. transferred its entire interest in Loma Negra C.I.A.S.A. to InterCement Trading e Inversiones Argentina S.L, a company belonging to the same economic group.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,603, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Statement of compliance with the International Financial Reporting Standards (IFRS) and bases of preparation of these consolidated financial statements

The consolidated financial statements of the Group as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019 and 2018 have been prepared and presented in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate the consolidated financial statements in constant currency, as established by the International Accounting Standard 29 (IAS 29).

For comparative purposes, these consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2019 and 2018, which are an integral part of the above-mentioned consolidated financial statements and are presented in order for them to be solely interpreted in conformity in accordance with the figures and other information for this current fiscal year. These figures have been restated in the current fiscal year’s end-of-period currency in the manner described in the following section in order to allow comparability. Moreover, in accordance with the following paragraph, certain reclassifications have been made for them to be comparable with the figures of the current fiscal year, without such restatement modifying the decisions made on the basis of the accounting information for the previous year.

Due to the sale of the shareholding in Yguazú Cementos S.A., as described in Note 42, the assets and liabilities associated with such investment are unconsolidated and classified in a single line within non-current investments and the results of its operations are disclosed as discontinued operations in accordance with IFRS 5 Non-current Assets held for Sale and Discontinued Operations. Consequently, all the amounts related to discontinued operations within each item of the consolidated statement of profit or loss and other comprehensive income are reclassified as discontinued operations. The consolidated statement of cash flows includes the cash flows from continuing and discontinued operations, being the cash flows of discontinued operations and earnings per share disclosed in Note 42, as well as other additional information related to the transaction performed.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

These consolidated financial statements were approved by the Board of Directors on April 29, 2021, the date when the consolidated financial statements were available for issuance.

2.2. Financial information presented in constant currency

As mentioned above, the consolidated financial statements as of December 31, 2020, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso) in accordance with the provisions included in IAS 29. As a result, the consolidated financial statements are stated in the unit of currency that was current as at the end of this fiscal year.

According to IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. IAS 29 provides certain guidelines for illustrative purposes to define a situation in which hyperinflation is deemed to arise, including (i) analysis of general population behavior, prices, interest rate, and salaries in the face of changes in price indexes and the loss of purchasing power in currency and (ii) as a quantitative feature, which is the condition more frequently considered in practice, the existence of a cumulative three-year inflation rate that approximates or exceeds 100%.

In order to assess the above-mentioned quantitative condition and also to restate financial statements, the CNV has set forth that the series of indices to be used in the enforcement of IAS 29 is as determined by FACPCE. This series combines the Consumer Price Index (CPI) at the national level and as published by Instituto Nacional de Estadística y Censos [Official Statistics Bureau, “INDEC” as per the initials in Spanish] as from January 2017 (baseline month: December 2016) with the Wholesale Domestic Price Index (IPIM, for its acronym in Spanish) as published by INDEC until that date, computing for the months of November and December 2015, for which INDEC has no information with respect to changes in the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires.

Taking such index into account, inflation was 36.14%, 53.83% and 47,64% in the years ended December 31, 2020, 2019 and 2018, respectively, and 100% accumulated in three years during each of the years presented was reached.

Below is a summary of the effects of the application of IAS 29.

Restatement of the statement of financial position:

(i) Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed at the current unit of measurement as of the end of the reporting period. In an inflationary period, holding monetary assets causes losses in the purchasing power and holding monetary liabilities generates gains in the purchasing power, provided that such items are not subject to an adjustment mechanism that may otherwise offset these effects. Monetary gains or losses are included in the statement of profit or loss and other comprehensive income for the fiscal year.

(ii) The assets and liabilities that are subject to changes based on specific agreements are adjusted on the basis of such agreements.

(iii) Non-monetary assets and liabilities measured at fair values as of the balance sheet date are not inflation-restated for presentation purposes in the statement of financial position, however, their restated amounts are used to measure the gains / losses caused by holdings of such non-monetary items. For the fiscal years ended December 31, 2020, 2019 and 2018, the Group did not have non-monetary items under the revaluated method

(iv) Non-monetary items measured at historical cost or at the current value of a date prior to the end of the reporting fiscal year are restated by coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. The amounts charged to against the statement of profit or loss and other comprehensive income due to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets shall be determined based on the restated amounts. As of December 31, 2020, 2019 and 2018, the items subject to this restatement process have been those included in inventories, other receivables, property, plant and equipment, right of use assets, goodwill, and non-current investments.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

(v) When borrowing costs are capitalized in non-monetary assets pursuant to IAS 23, the components of those costs compensating the creditor for the effects of inflation are not capitalized. See Note 13 for the Group´s capitalized borrowing costs

(vi) The restatement of non-monetary assets in terms of current units of measurement as of the end of the year with no equivalent adjustment for tax purposes gives rise to a taxable temporary difference and the recognition of deferred tax liabilities. In those cases where there is a revaluation of the non-monetary assets in addition to the restatement, the deferred tax recognized on the restatement is accounted for as profit or loss for the year, and the effect of deferred taxes on the revaluation (excess of the revalued amount over the restated amount) is recognized in other comprehensive income. The Group has no assets subject to revaluation.

Restatement of the statement of profit or loss and other comprehensive income:

(i) Expenses and revenues are restated as the date of they are accrued for accounting purposes except for those profit or loss items related to the consumption of assets measured in purchasing power currency of a date previous to the recording of such consumption (such as depreciation, impairment, and other use of assets valued at historical cost); and except also for any profit or loss arising from comparing two measurements expressed in a currency with a purchasing power from different dates, for which it is necessary to identify the amounts compared, their separate restatement and their comparison based on the new restated amounts.

(ii) In the case of financial income and expenses, including foreign exchange gain (loss), from lent or borrowed funds, the Group has decided to present them in real terms, i.e. net of the effect of inflation on the assets and liabilities that generated these income or expenses.

(iii) Net profit or loss from the maintaining monetary assets and liabilities is reported in a separate item of profit and loss and other comprehensive income.

Restatement of the statement of changes in shareholders’ equity:

All equity components are restated by applying the general price index from the beginning of the fiscal year, and the restatement effects of each such components includes the restatement effect from the date of the contribution or initial recognition. Capital stock is presented at nominal values and its corresponding restatement adjustment is presented in a “adjustment capital” account. Other comprehensive income resulting after the transition date of the implementation of IAS 29 is recorded in is recorded net of the inflation effect.

Restatement of the statement of cash flows:

IAS 29 requires that all entries in this statement should be restated in terms of the unit of measurement that is current at the end of the reporting period. The monetary gain or loss generated from cash and cash equivalents is presented in the statement of cash flows separately from the cash flows stemming from operating, investing and financing activities, as a specific item for the reconciliation between cash and cash equivalents at the beginning and at the end of the fiscal year.

2.3. Applicable Accounting Standards

The consolidated financial statements have been prepared on a historical cost basis, which has been restated at year-end currency in the case of non-monetary items, except for the revaluation of certain non-current assets and financial instruments, which are measured at the fair value. In general, historical cost is based on the fair value of the consideration given in exchange for the assets.

Fair value is the price that the Group would be received to sell an assets or paid to transfer a liability in an orderly transaction between market participants as of the measurement date, irrespective of whether such price is directly observable or estimated using another valuation technique. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole

•	Level 1 quoted (unadjusted) prices in active markets for identical assets and liabilities to which the entity has access as at the measurement date;

•	Level 2 valuation techniques for which the lowest level input that is significant to their value measurement is directly or indirectly observable; and

•	Level 3 valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Classification as current and non-current:

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current.

An asset is classified as current when the Group:

a)	expects to realize the asset or intends to sell or consume it during its normal operating cycle;

b)	holds the asset primarily for the purpose of trading;

c)	expects to realize the asset within twelve months after the end of the reporting period; or

d)	the asset is cash or cash equivalent unless it is restricted and cannot be exchanged or used to settle a liability for at least twelve months after the end of the reporting period.

All other assets are classified as non-current.

A liability is classified as current when the Group:

a)	expects to settle the liability during its normal operating cycle;

b)	holds the liability primarily for the purpose of trading;

c)	the liability is due to be settled within twelve months after the end of the reporting period; or

d)	fails to have an unconditional right to defer settlement of the liability for at least twelve months after the end of the reporting period.

All the other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities in all cases.

Year-end date:

The fiscal year of the Group starts on January 1 and ends on December 31 each year.

Currency:

The consolidated financial statements are presented in thousands of Argentine Pesos ($), the currency of legal tender in the Argentine Republic, and which is the functional currency of the Group.

Use of estimates:

The preparation of consolidated financial statements requires the Group’s management to make judgements, estimates and assumptions that affect the amount of recorded assets and liabilities and the contingent assets and liabilities disclosed as of the reporting date, as well as the revenues and expenses recognized during each year. Future profit or loss may differ from the estimates and assessments made as of the date of preparation of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

The description of estimates and significant accounting judgments made by the Group’s Board in the application of accounting policies as well as the areas with greater degree of complexity requiring further judgment, are disclosed in Note 4.

The Group´s significant accounting policies are described below.

2.4. Standards and interpretations issued but not yet effective

The following is a detail of standards and interpretations that are issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements. The Group intends to adopt these standards, if applicable, when they become effective.

•	IFRS 9, IFRS 7, IFRS 4, IFRS 16, and IAS 39 Interest Rate Benchmark Reform

In August 2020, IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which completes the second and last phase of its work to answer to the effects of the interbank offered rates (IBOR) reform in financial reporting. The amendments provide temporary exceptions that address the effects on financial reporting when an interbank offered rate is replaced by an alternative risk-free interest rate. These amendments are effective for fiscal years beginning on or after January 1, 2021. The management of the Group understands that the application of these amendments will not have a material impact on the Group’s consolidated financial statements.

•	IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations. The amendments are mainly intended to replace a reference to the framework for the preparation and presentation of financial statements, issued in 1989, with a reference to the conceptual framework for financial information issued in March 2018, without significantly changing its requirements. IASB also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would fall within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The above mentioned amendments shall be effective for fiscal years beginning on or after January 1, 2022, and shall be applied prospectively. The management of the Group understands that the application of these amendments will not have a material impact on the Group’s consolidated financial statements.

•	IAS 16 Proceeds before Intended Use of Property, Plant and Equipment

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment in order to prohibit entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the proceeds from the sale of those items, including the costs incurred for producing them, shall be recognized in profit or loss. The amendment is effective as from the fiscal years beginning January 1, 2022 and shall be applied retroactively to the items of property, plant and equipment available for use on or after the beginning of the earliest period presented in which the entity first applies the amendment. The management of the Group understands that the application of these amendments will not have a material impact on the Group’s consolidated financial statements.

•	IAS 37 Cost of Fulfilling an Onerous Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify the costs an entity should include when assessing whether a contract is onerous or loss-making. The amendments apply a directly related cost approach. Costs directly related to a contract for the provision of goods or services include both incremental costs and an allocation of costs directly related to the activities of the contract. General and administrative costs are not directly related to a contract and are excluded unless they are explicitly attributable to the counterparty under the contract. The amendments shall be effective for fiscal years beginning on or after January 1, 2022. The Group shall apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the fiscal year in which it first applies the amendments. The management of the Group understands that the application of these amendments will not have a material impact on the Group’s consolidated financial statements..

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

•	IFRS 1 — First-time Adoption of IFRS by a subsidiary

As part of the Annual Improvements to IFRS Standards 2018-2020, the IASB issued an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment allows a subsidiary to choose to apply IFRS 1.D16(a) to measure its cumulative translation difference using the amounts reported by the parent company based on the parent company’s date of transition to IFRSs. This amendment also applies to an associate or joint business that chooses to apply IFRS 1.D16(a). The amendment is effective for fiscal years beginning on or after January 1, 2022, and early application is permitted. The management of the Group understands that the application of these amendments will not have a material impact on the Group’s consolidated financial statements.

•	IFRS 9 Fees in the ‘10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for fiscal years beginning on or after January 1, 2022, and early application is permitted. The Group shall apply the amendment to financial liabilities that are modified or exchanged on or after the beginning of the reporting year in which it first applies the amendment. The management of the Group does not expect that the application of these amendments will have a material impact on the Group’s consolidated financial statements.

•	IFRS 16 Lease Incentives

The amendment removes the illustration of reimbursement of leasehold improvements by the lessor in the illustrative example 13 accompanying IFRS 16; thus removing the potential for confusion regarding the treatment of lease incentives when applying IFRS 16. The modification is not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 41 Agriculture — Taxation in Fair Value Measurement

As part of the Annual Improvements to IFRS Standards 2018-2020, the IASB issued an amendment to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of assets under the scope of IAS 41. The amendment is effective for fiscal years beginning on or after January 1, 2022, and early application is permitted. This amendment is not applicable to the Group.

•	IAS 1 — Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments shall be effective for fiscal years beginning on or after January 1, 2023 and shall be applied retroactively. The management of the Company does not expect that the application of this interpretation will have a material impact on the Group’s consolidated financial statements.

•	IFRS 17 Insurance Contracts

In May 2017, the IASB issued the IFRS 17 “Insurance contracts”, a new comprehensive financial reporting standard for the Insurance contracts which covers the recognition, assessment, presentation and disclosure. Once in force, IFRS 17 shall replace IFRS 4 which was issued in 2005. The IFRS 17 applies to all the types of insurance contracts (that is, life insurance, non-life insurance, direct insurance and reinsurance), irrespective of the type of entities that issue such policies as well as certain guarantees and financial instruments with certain characteristics of discretional participation. IFRS 17’s overall objective consists in the supply of an accounting model for the insurance contracts that should be more useful and systematic for the insurance companies. In contrast to the requirements of IFRS 4, which are based, to a large extent, on the enhancement of local accounting policies, the IFRS 17 provides a comprehensive model for the insurance contracts that deals with all relevant accounting aspects. The IFRS 17 is in force for the fiscal years starting on January 1, 2021. Since the Company is not engaged in insurance industry, the management of the Company does not expect that the application of these standard will have impact on the Group´s consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

Adoption of new standards and interpretation

The Group has adopted all the improvements and new standards and interpretations issued by IASB that are relevant to its operations and that are effective for the financial year ended December 31, 2020. As from January 1, 2020, the Group began to apply the following standards:

•	Amendments to the conceptual framework references of different standards

The conceptual framework is not a standard and none of the concepts contained therein prevails over the concepts or requirements of any standard. The purpose of the conceptual framework is to assist IASB in the development of standards, to assist the persons engaged in the preparation of financial information to develop consistent accounting policies where there is no applicable standard in place, and to help all parties to understand and interpret the existing standards. IASB has made amendments to a set of standards when it issued the conceptual framework in March 2018, which establishes financial concepts and prepares a guide of standards for persons engaged in the preparation of financial information in order to help users of financial information to understand it better. These amendments have not had an impact on the Group’s consolidated financial statements.

•	IFRS 3 Definition of a Business

In October 2018, the IASB issued amendments to the definition of business in IFRS 3 Business Combinations to assist entities to establish whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for a business; removes the assessment of whether market participants are capable of replacing any missing elements; adds guidance to help entities assess whether an acquired process is substantive; narrows the definitions of a business and outputs; and introduces an optional fair value concentration test. The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a process that together significantly contribute to the ability to create output. These amendments have not had an impact on the Group’s consolidated financial statements, but they might affect future fiscal years if the Group carries out a business combination.

•	IAS 1 and IAS 8 - Definition of material information

The amendments provide a new definition of material that states, “information is material if omitting, misstating or hiding it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments have not had an impact on the Group’s consolidated financial statements.

•	IFRS 9, IFRS 7 and IAS 39 Interest Rate Benchmark Reform

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures”, which concludes Phase I of its work to respond to the effects of the interbank offered rates (IBOR) reform in financial reporting. The amendments allow hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark for an alternative risk-free interest rate. These amendments have not had an impact on the Group’s consolidated financial statements since the Group has no interest rate hedging operations.

•	IFRS 16 COVID-19-Related Rent Concessions

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions—amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. This amendment had no impact on the consolidated financial statements of the Group.

2.5. Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the companies controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Group will re-assess whether or not it controls an investee when facts and circumstances indicate changes in one or more of the control elements listed in the preceding paragraph.

Generally, there is a presumption that the majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all the relevant facts and circumstances in assessing whether it has power over the investee, including:

•	The Group’s voting right ownership percentage vis-à-vis the size and dispersion of the percentages held by other shareholders voting rights and potential voting rights;

•	Potential voting rights held by the Group, other shareholders or other parties;

•	Rights arising from contractual arrangements; and

•

Any and all additional events or circumstances that indicate that the Group has, or fails to have, the current ability to direct the relevant activities of the investee when decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Specifically, the revenues and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income since the date on which the Group obtains control until the date on which the Group ceases to control the subsidiary.

Profits or losses of each component of other comprehensive income are attributed to the owners of the Group and the non-controlling interests. The total comprehensive income of the subsidiaries is attributed to the Group’s owners and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

The consolidated information disclosed in these consolidated financial statements includes the following subsidiaries:

Subsidiary	Main business	Country	% of direct and indirect interest as of
			December 31, 2020	December 31, 2019	December 31, 2018
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

(1)	Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information for Ferrosur Roca S.A., a subsidiary with a material non-controlling interest. The information provided below does not include intragroup eliminations due to consolidation.

	2020	2019
Current assets	971,734	1,186,841
Non-current assets	1,588,289	3,023,738
Current liabilities	879,157	3,343,688
Non-current liabilities	324,795	425,681
Shareholders’ equity attributable to owners of the parent company	1,084,856	352,968
Non-controlling interest	271,215	88,242

	2020	2019	2018
Revenues	3,595,634	4,964,258	5,418,884
Financial results, net	375,153	(857,072)	(216,212)
Depreciation	(817,204)	(841,090)	(790,839)
Income tax	95,305	80,489	308,611
Net losses for the year (*)	(1,104,096)	(1,106,732)	(243,852)

(*)	As of December 31, 2020 and 2019, net losses include an income for elimination of intragroup transactions of 11,867 and 472,492, respectively.

	2020	2019	2018
Net cash generated by / (used in) operating activities	240,521	402,908	(362,798)
Net cash generated by / (used in) investing activities	(412,998)	74,338	(567,231)
Net cash generated by / (used in) financing activities	(673,538)	(786,408)	918,895
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	841,997	(18,119)	(6,177)

Finally, as mentioned in Note 42, on August 21, 2020 the Company sold its interest in Yguazú Cementos S.A., therefore the amounts related to the aforementioned business are presented as discontinued for all periods presented.

3. SUMMARY OF MAIN ACCOUNTING POLICIES

3.1. Revenue Recognition

The Group is engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates. The Group also operates the Ferrosur Roca concession with approximately 3,100 km of railroads in four provinces of Argentina, that links five of Group’s production facilities (Olavarría, Barker, Ramallo, Zapala and L’Amalí) with the LomaSer, Solá and Bullrich distribution centers that are located near major consumption centers, such as the Buenos Aires metropolitan area. In addition, the Group is engaged in the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements (in general, they are not written) where the Group may identify the right of each one of the parties, the terms of payment and the agreement is commercial in nature.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

3.1.1. Sale of goods

Revenues from agreements with customers are recognized when control over goods is transferred to the customer for an amount that reflects the consideration that the Group expects to be entitled to in exchange for such assets or services. The customer obtains control of the goods when significant risks and rewards of the products sold are transferred in accordance with the specific delivery terms agreed with the customer. Revenues from the sale of goods are measured at fair value of the consideration received or to be collected, net of commercial discounts. No financing components are considered in the transaction since credit terms vary greatly between 20 and 35 days, depending on the specific terms agreed upon by the Group, which is consistent with market practices.

Some agreements with customers offer commercial discounts or volume-based discounts. If revenues cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. However, due to the fact that performance obligations relate mainly to the delivery of the acquired good and that both the price and any discount granted are specifically agreed between the parties, there are in practice no uncertainties associated with revenue recognition. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the agreement.

The products sold by the Group in general are not returned by customers once they have approved their quality, which occurs at the time of delivery.

3.1.2. Services rendered

The Group provides transportation services along with the sale of cement, concrete, limestone, and aggregates. Revenues from transportation services is recognized at the time services are provided, which is usually when revenues from the sale of the transported good is recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.

Revenues from freight railway services and waste recycling services are recognized at the time such services are rendered.

3.2. Goodwill

The goodwill recorded by the Group in the amount of 34,717 is due to the acquisition of Recycomb S.A.U. and is measured at cost restated at the end of the reporting period currency, as mentioned in Note 2.2.

In accordance with IFRS 3, Business Combinations, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of the net identifiable assets acquired and liabilities assumed.

Goodwill is not amortized, but rather tested for impairment on an annual basis. For impairment testing purposes, goodwill is allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the relevant combination. Cash-generating units to which goodwill is allocated are tested for impairment on an annual basis, or more frequently if there are indications that the unit may have been impaired.

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

As of December 31, 2020, 2019 and 2018, the Group has not recognized any goodwill impairment loss.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

3.3. Investments in other companies

These are investments in which the Group has no significant influence . Given that these investments do not have a market price quoted in an active market and their fair value cannot be reliably measured, these investments are measured at the cost restated at the end of the reporting period, less any impairment loss identified at the end of each reporting period.

3.4. Leases

The Group adopted IFRS 16 during the previous year. The relevant changes were applied to the initial balances for that year. The nature and effect of the changes as a result of the adoption of this new accounting standard are described in Note 14.

The following describes the accounting policy applied by the Group to the lease agreements before the adoption of IFRS 16:

a) Financial leases: the financial leases that transfer to the Group substantially all the risks and advantages inherent in the ownership of the leased asset and are capitalized at the time of lease inception either at the fair value of the property leased or the present value of the minimum lease payments, whichever is less. Lease payments are divided between interest and the repayment of the principal amount of the loan. Interest charges are recognized as financial cost in the statement of comprehensive income. The leased asset is depreciated throughout its useful life. However, if there is no reasonable certainty that the Group will obtain property at the end of term of the lease, the asset will be depreciated throughout its estimated useful life or in the term of the lease, whichever shorter.

b) Operating leases: the operating leases are recognized as operating expenses in the statement of comprehensive income on a straight line throughout the term of the lease.

Starting with the enforcement of IFRS 16, the Group has adopted a new model of accounting for the recognition and measurement of all the leases, which is hereinbelow described:

The accounting model for the recognition and measurement of all leases is as follows:

Right-of-use assets:

The Group recognizes a right of use asset at the beginning of each lease (the date on which the underlying asset is available for use). Right of use assets are measured at cost, net of accumulated depreciation and impairment losses, and adjusted to reflect any remeasurement of liabilities and to recognize changes in the currency purchasing power. The cost of the right of use assets includes the amount of the recognized lease liabilities, initial direct costs incurred, and lease payments made at or before the lease start date, less any incentives received. Unless the Group is certain that it will acquire the asset at the end of the lease, right of use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term (calculated based on the term of the relevant agreements, including renewal provisions in the event that they are highly likely to continue). The right of use assets are subject to impairment.

Lease liabilities:

Lease liabilities are measured at the present value of future lease payments to be made throughout the lease term, for which market rates have been used according to the nature and term of each agreement. Lease payments include fixed payments, less any lease incentives to be received, variable payments depending on an index or rate and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of any purchase option of the leased underlying asset, and any penalties for terminating the lease, provided that it is reasonably likely that the Group will exercise such options. Variable payments that do not depend on an index or rate are recognized in profit or loss for the year of occurrence of the condition to which they are subject.

The accrual of the present value recognized for each lease is accounted by the Group in the comprehensive income of each year.

Operating lease income:

The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which the Group does not transfer substantially all the risks and benefits inherent in the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

3.5. Foreign currency and functional currency

The consolidated financial statements are presented in Argentine Pesos (Argentina’s currency of legal tender), which is also the functional currency (the currency of the primary economic environment where the entity operates) for all the Group companies with domicile in the Republic of Argentina, and the reporting currency of the consolidated financial statements. In the case of Yguazú Cementos S.A., a company located in Paraguay and whose interest was sold by the Group on August 21, 2020 (Note 42), the functional currency is the Guaraní.

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated to pesos at the foreign exchange rate prevailing at the end of each year. Revenue and expense items are translated at the average exchange rates for each month; however, if the exchange rates fluctuate significantly during the reporting year, the exchange rate at the date of transactions shall be used, with the subsegment restatement of such items by applying the rates at the month of accrual, pursuant to the adjustment procedure described in Note 2.2. Exchange gain or loss, if any, are recognized in other comprehensive income and accumulated in shareholders’ equity (and are attributed to non-controlling interests, as applicable).

Any exchange gain or loss from monetary items is recognized in the profit or loss for the month, net of the effect of inflation on the items that generated them, except for those arising from foreign currency borrowings related to finance qualifying assets, such us assets under construction for future productive use, which were included in the cost of such assets for being considered as an adjustment to the cost of interest accrued on such foreign currency denominated borrowings.

In the consolidated financial statements, the assets and liabilities in foreign currency of the Group are translated to pesos using the foreign exchange rate at the end of each year.

Goodwill and adjustments at fair value arising from the acquisition of investments are recognized as assets and liabilities of the acquiree and are translated using the exchange rate at the year-end date of each fiscal year. Exchange gains or losses are recognized in other comprehensive income. When an investment is sold or disposed of, exchange gains or losses are recognized in the income statement as part of the gain or loss on sale/disposition.

3.6. Borrowing costs

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

All the other borrowing costs are recognized in profit or loss during the fiscal year in which they are incurred, net of the effect of inflation on the liabilities that generated them.

3.7. Taxation

3.7.1. Income tax

The Group assesses the income tax to be recorded in accordance with the deferred tax method, which considers the effect of temporary differences originating in the different bases for the measurement of assets and liabilities according to accounting and taxing criteria, and of the existing tax losses and unused tax credits susceptible of deduction from future taxable income computed by considering the tax rate in force, which at present is 30% in Argentina. This tax rate had been set forth by Law No. 27,430 until the fiscal year ended in December 2019, dropping to 25% as from January 1, 2020. Pursuant to the Reform introduced by Law No. 27,541 the expected changes in tax rates were suspended and it was resolved to maintain the original 30% tax rate up to the fiscal years starting and including January 1, 2021. The 25% tax rate shall be effective for the fiscal years beginning on or after January 1, 2022.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

3.7.1.1. Current taxes

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

3.7.1.2. Deferred taxes

Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences in the future. Deferred tax assets are recognized for all deductible temporary differences to the extent that the Group is likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit.

The carrying amounts of deferred tax assets are reviewed at the end of each fiscal year and derecognized to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured using the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the end of the reporting period. Measurement of deferred tax assets and liabilities at the end of the reporting period reflects the tax consequences that would stem from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred tax assets and deferred tax liabilities only if (a) it has enforceable right to set off current taxes and current liabilities and (b) the deferred tax assets and liabilities relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities and the Group intends either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that there is probable that there will be sufficient taxable profit against with to utilize the benefits of temporary differences and they are expected to reverse in the foreseeable future period.

3.7.1.3. Current and deferred taxes

Current and deferred taxes are recognized in the statement of profit or loss and other comprehensive income .

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in shareholders’ equity, in which case the current and deferred taxes are also recognized in other comprehensive income or directly in shareholders’ equity, respectively. When the current tax or deferred tax arises from the initial accounting of a business combination, the tax effect is included in the accounting for the business combination.

3.7.2. Personal asset tax – Substitute responsible

In Argentina, individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to the personal property tax of 0.25% over the value of any shares or the American Depositary Shares (ADSs) issued by Argentine entities held as of December 31 of each year. The tax is applied to the Argentine issuers of such shares, who must pay this tax on behalf of the relevant shareholders and is based on the value of the shares (following the equity method) or the book value of the shares derived from the most recent financial statements as of December 31 of each year. In accordance with the Personal Property Tax Law, the Group has the right to obtain a reimbursement of the tax paid from the shareholders to whom the above tax is applicable, through the reimbursement procedure deemed appropriate by the Group.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

As of December 31, 2020 and 2019, the Group caries receivables in this respect amounts 38,856 and 18,368, respectively.

3.7.3. Tax reform

The Tax Reform Law No. 27,430, as amended by Law 27,468, provides for as follows, with respect to the tax inflation adjustment, to be effective for the fiscal years beginning on or after January 1, 2018: (a) that such adjustment shall be applicable in the fiscal year in which a CPI variation in excess of 100% is verified during the thirty-six months previous to the closing date of the fiscal year being calculated ; (b) that in respect of the first, second and third fiscal years as from its coming into force, this procedure shall apply in case the variation of that index, calculated from the beginning and until the end of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively; and (c) that the adjustment to reflect the effects of inflation for tax purposes —be it a gain or a loss— as applicable, corresponding to the first, second and third fiscal year commencing as from January 1, 2018 that has to be calculated if the hypotheses contemplated in the preceding sub-sections (a) and (b) are verified shall be computed: one third in that fiscal period and the remaining two thirds, in equal parts, in the immediately following two fiscal periods.

With the enactment on December 21, 2019 of Law No. 27,541, Law of Social Solidarity and Reactivation in the Framework of the Public Emergency, the calculation of the tax inflation adjustment was changed to one sixth in the fiscal year and the five remaining sixths, in equal parts, in the immediately following five fiscal periods.

As a result of the fact that the conditions for applying the tax inflation adjustment were met at the end of this year, the current and deferred income tax was recorded by incorporating the effects resulting from its application.

Revaluation of certain assets for tax purposes:

The Tax Reform Law No. 27,430 enacted by the Executive Branch on December 29, 2017, establishes a tax revaluation option, which allows taxpayers, only once, to revalue for tax purposes certain of their assets existing as of the end of the first fiscal year ended after December 29, 2017 -the effective date of the law-, continuing afterwards with the adjustment of assets revalued on the basis of percentage variations in the consumer price index supplied by the Argentine Official Statistics Office [INDEC] in line with the scales prepared to that end by the Argentine tax authorities [AFIP].

The exercise of the option entails payment of a special tax concerning all the revalued assets in accordance with the tax rates established for each type of asset and confers the right to deduct, upon calculating income tax, a depreciation that incorporates the effect of the revaluation

Those who exercise the option of revaluing their assets in accordance with Law No. 27,430 must (i) waive the right to commence any court or administrative proceedings to claim, for tax purposes, the application of any kind of restatement procedure until the date of the first fiscal year ending after the coming into force of that Law, and (ii) abandon any actions and rights invoked in proceedings brought in respect of fiscal years ended before. Additionally, the computation of the amortization of the revaluation amount or its inclusion as the computable cost of a disposal in the income tax assessment shall entail, for the fiscal year in which such computation is performed, a waiver of any claim for adjustment.

The Group exercised the option of revalue its depreciable property, plant and equipment tax purposes and paid the special tax during fiscal year 2019.

3.8. Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods and services, including the stripping and quarry exploitation costs mentioned in Note 3.18, or for administrative purposes, are carried at the cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, minus accumulated depreciation and impairment loss.

The lands owned by the Group are not subject to depreciation.

Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, less any recognized impairment loss. The cost included professional fees and borrowing costs on qualifying assets, in accordance with the Group’s accounting policies. Depreciation on assets under construction only commences when such assets are ready their intended use.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

Property, plant and equipment are depreciated, except for the land and assets under construction, over their estimated useful lives using the straight-line method. The estimated useful life, the residual value and the depreciation method are reviewed at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Assets held under financial leases are depreciated over their estimated useful life, which is equivalent to those of the assets held, or, if lower, over the relevant lease term.

Gain or loss from the disposal or write-off of an item of property, plant and equipment is calculated as the difference between net disposal proceeds and the carrying amount of the asset and is recognized in the profit or loss statement at the restated value of the currency at the end of the reporting period .

The Group assesses the recoverability of the value of its property, plant and equipment items whenever any indication of impairment is identified. The assessments are carried out considering the cash-generating units established by the Group.

3.9. Intangible assets

Intangible assets with finite useful lives that were separately acquired are carried at the cost restated in constant currency at the end of the reporting period , as described in Note 2.2, less accumulated depreciation and impairment losses.

The estimated useful life and the depreciation method are reviewed at the end of each fiscal year, with the effect of any changes in estimates being accounted for on a prospective basis. Intangible assets with indefinite useful lives that were separately acquired are carried at the cost restated in constant currency at the end of the reporting period, as described in Note 2.2, less accumulated impairment losses.

Intangible assets are derecognized when no future economic benefits are expected from their use or disposal. Gains or losses from a derecognized intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the profit or loss statement when the asset is derecognized.

3.10. Impairment of tangible and intangible assets

At the end of each fiscal year, the Group reviews the carrying amounts of its tangible and intangible assets in order to assess whether there is any indication that an asset might be impaired.

The Group calculates the recoverable amount per cash-generating unit. The recoverable amount of an asset is the higher of the fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments as of year-end with respect to the time value of money considering the risks that are specific to the asset. Cash-generating units are the ones defined in Note 32.

If the recoverable value of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying value of the asset (or cash-generating unit) is reduced to its recoverable value. Impairment losses are immediately recognized in profit or loss.

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

3.11. Inventories

Inventories are stated at the lower of cost restated in constant currency at the end of the reporting period in accordance with Note 2.2 and net realizable value. Costs of inventories are determined using the weighted average price method. The net realizable value is the estimated price of sale less estimated costs to conclude such sale.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

•	Raw materials and spare parts: at the acquisition cost according to the Weighted Average Price method. Cost is calculated for each of the plants owned by the Group.

•

Finished goods and work in progress: at the acquisition cost of direct materials and labor plus a proportion of manufacturing overheads based on normal operating capacity, but excluding borrowing costs. Cost is calculated for each of the plants owned by the Group.

The net realizable value of an inventories component is the estimated selling price for that component in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale, calculated as of the end of the reporting period. In assessing recoverable amounts, slow-moving inventories are also considered.

3.12. Provisions

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

The Group uses the opinion of its legal advisors to determine if a provision should be recorded as well as to estimate the amounts of the obligations.

Environmental restoration:

Under legal provisions and the Group’s practices, the land used for mining and quarries are subject to environmental restoration.

In this context, provisions are recognized, provided that they can be calculated, in order to afford the estimated expenses for the environmental recovery and restoration of the mining areas. These provisions are recorded simultaneously with the increase in value in the underlying asset and the relevant depreciation of the assets involved is recognized in profit and loss prospectively.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the unwinding of the discount and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation other than the unwinding of discount will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Group discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

In addition, the Group follow the practice of progressively restoring the free areas by the removal of quarries using the provisions recognized for that purpose.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

3.13. Financial Instruments

A financial instrument arises from any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and liabilities are initially measured at fair value. Transaction costs that are attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and liabilities at fair value through profit or loss) are added or deducted from the fair value of the financial assets or liabilities on the initial cost of recognition. Transactions costs directly attributable to the acquisition of financial assets of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Interest and financial income are recognized.

In general, the Group receives short-term advances from its customers. Pursuant to the practical expedient of IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group does not receive any long-term advances from its customers.

3.14. Financial Assets

According to IFRS 9 Financial instruments, the Group classifies its financial assets into two categories:

•	Financial Assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model of the Group whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

In addition, for the assets that meet the conditions mentioned above, IFRS 9 contains an option to designate, at initial recognition, a financial asset as measured at fair value if doing so eliminates or significantly reduces an account mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

The Group has not recognized financial assets at fair value using this option. As of the end of these consolidated financial statements, the Group’s financial assets at amortized cost include certain items of cash and cash equivalents and trade and other receivables.

•	Financial assets at fair value through profit or loss

If one of the above two criteria is not met, the financial asset is classified as an asset measured at “fair value through profit or loss”.

At the end of these consolidated financial statements, the Group’s financial assets at fair value through profit or loss include mutual funds classified as current investments.

Recognition and Measurement:

Acquisitions and disposals of financial assets are recognized on the date on which the Group promises to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from such instruments and the risks and benefits related to their ownership have been terminated or assigned.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as expenses in the statement of profit or loss and other comprehensive income. They are subsequently measured at fair value. Changes in fair values and gains or losses on the sale of financial assets at fair value through profit or loss are recognized in “Financial results, net” in the statement of profit or loss and other comprehensive income.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at initial recognition. In all other cases, the Group only records a gain or loss at initial recognition if the fair value of the instrument is evidenced by other comparable and observable market transactions for the same instrument or is based on a valuation technique incorporating only observable market data. Any gains or losses not recognized at initial recognition of a financial asset are subsequently recognized only to the extent that they arise from a change in the factors (including time) that market participants would consider in establishing the price.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

The results of debt instruments that are measured at amortized cost and are not designated in a hedging relationship are recognized in the profit or loss and other comprehensive income statement when financial assets are derecognized or an impairment is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments in debt instruments only when there is a change in the business model used to manage such assets.

Financial asset impairment

The Group assesses at the end of each fiscal year whether there is any objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. The impairment is recorded only if there is objective evidence of impairment as the result of one or more events that occurred after the initial recognition of the asset and that impairment can be reliably estimated.

The evidence of impairment includes indications that the debtors or a group of debtors are suffering serious financial difficulties, breaches or arrears in interest or principal payments, the likelihood that they will be declared bankrupt or in reorganization proceedings, and when such observable data indicate that there is a decrease in the estimated future cash flows.

The amount of the impairment is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is written down and the amount of the loss is recognized the profit or loss and other comprehensive income statement. As a practical measure, the Group may measure impairment based on the fair value of an instrument using an observable market price. If, in a subsequent period, the impairment amount decreases and such reduction is related to an event taking place after the original impairment, the reversal of the impairment loss is recognized in the consolidated statement of profit and loss and other comprehensive income.

Offsetting of financial instrument

Financial assets and liabilities are offset whenever there is a legal right to offset such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

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

3.15. Ferrocarril Roca Management Trust

The interest in the Trust for the Strengthening of the Interurban Rail System (“FFFSFI”) was carried at cost, considering the value of the contributions made, net of trust expenses, plus net financing profit accrued until the end of the fiscal year. The amounts that may not be recovered or applied against future recoverable capital expenditure have been reduced to their recoverable value by recording an impairment allowance at the end of this fiscal year. The entity is not controlled by Ferrosur Roca S.A. (Note 38).

3.16. Financial Liabilities and Equity Instruments

i)	Classification as debt or equity:

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual agreement and the definitions of financial liabilities and equity instruments.

ii)	Equity instruments:

An equity instrument consists in a contract evidencing a residual ownership interest over an entity’s net assets. Equity instruments issued by an entity of the Group are recognized at the amount of proceeds received, net of direct issuance costs.

The repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the profit or loss statement stemming from purchases, sales, issuance or cancellation of the Group’s own equity instruments.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

Capital Stock Component Accounts

Capital Stock and Share Premium:

It comprises the contributions made by the shareholders represented by outstanding shares at nominal value.

Adjustment to the capital:

The capital stock component accounts were restated by recognizing the effects of changes in the purchasing power of the currency by applying the procedure described in Note 2.2. The capital stock account was maintained at nominal value and the adjustment derived from such monetary restatement is disclosed in capital adjustment account. Capital adjustment is not available for distribution in cash or in goods; however, it can be capitalized by issuing additional shares. In addition, the adjustment mentioned above may be used to cover losses for the year, according to the order of absorption of accumulated losses, as explained below in “Retained Earnings”.

Merger premium:

This reflects the recognition of premiums originated in mergers between the Parent Company and Ecocemento S.A. and Compañía de Servicios a la Construcción S.A. in the years 2002 and 2010, respectively. Merger premium balances were restated in constant currency at the of the reporting period by applying the adjustment procedure described in Note 2.2 based on the respective merger dates.

Legal reserve:

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

Environmental reserve and future dividends reserve:

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

Accumulated other comprehensive income:

This includes income and losses recognized directly in equity and transferred from equity to the profit or loss statement or accumulated retained earnings, as defined in IFRS.

Exchange difference on translating foreign operations:

This is the reserve generated from the translation of the financial statements of subsidiary Yguazú Cementos S.A. to the Group’s functional currency in the manner set forth in Note 3.5. During the current fiscal year, this reserve was derecognized from accumulated other comprehensive income due to the sale of its interest in Yguazú Cementos S.A. on August 21, 2020 (Note 42).

Retained earnings:

Retained earnings include the accumulated income or losses with no specific allocation, which, if positive, can be distributed by means of a decision of the Shareholders’ Meeting, provided that they are not subject to any legal restrictions. It includes profit or loss from previous fiscal years that were not distributed, the amounts transferred from other comprehensive income, and adjustments from previous fiscal years by application of new accounting standards. Retained earnings are restated in constant currency at the end of the reporting period by applying the adjustment procedure described in Note 2.2, considering the movements taking place each fiscal year.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

Non-controlling interest:

This corresponds to the ownership by non-controlling interests, as follows:

•	As of December 31, 2020, Ferrosur Roca S.A. (20%) representing the interest that is not owned by Loma Negra C.I.A.S.A.

•	As of December 31, 2019, and 2018, Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%) representing the interest that is not owned by Loma Negra C.I.A.S.A.

iii)	Financial Liabilities:

Financial liabilities are classified as at fair value through profit or loss or other financial liabilities.

Financial liabilities at fair value through profit or loss:

A financial liability at fair value through profit or loss is a financial liability classified either as held for trading or at fair value through profit or loss. Financial liabilities are classified as held for trading if:

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

Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising from the remeasurement being recognized in profit or loss. The net gain or loss recognized in profit or loss includes any interest paid on the financial liability and is included in other financial results. Fair value is determined as described in Note 33.

Financial liabilities (other than financial liabilities held for trading) or contingent consideration to be paid by an acquirer as a part of a business combination may be designated as a liability at fair value through profit and loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

Financial liabilities are part of a group of financial assets or liabilities or both, which is managed and whose performance is assessed on the basis of fair value, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or

•	They are part of a contract containing one or more embedded derivatives, and IFRS 9 allows the entire combined contract to be carried at fair value through profit and loss.

The Company has no financial liabilities measured at fair value to be presented in the statement of financial position.

Other financial liabilities:

Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of transaction costs.

Subsequent to initial recognition, other financial liabilities are then measured at amortized cost using the effective interest rate method, with interest expenses recognized based on actual return.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement for more than twelve months after the date of the financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

iv) Financial liabilities in foreign currency:

The fair value of financial liabilities in foreign currency is determined in that foreign currency and translated at the exchange rate at the end of each fiscal year. The foreign currency component is part of its profit or loss at fair value. For financial liabilities classified as at fair value through profit or loss, the foreign currency component is recognized in profit or loss.

For debt instruments denominated in foreign currency classified at amortized cost, gains and losses in foreign currency are determined on the basis of the amortized cost of the liability and recognized in “Exchange rate differences” (Note 10) under the “Financial results net” in the statement of profit or loss and other comprehensive income.

v) Derecognition of financial liabilities:

The Group must derecognize financial liabilities if, and only if, the obligations of the Group expire, are settled or satisfied.

3.17. Short- and Long-Term Employee Benefits

Liabilities are recognized for the benefits accrued in favor of employees with respect to salaries and wages, annual vacations, and leaves of absence due to diseases in the period in which the service is rendered in connection with the non-discounted amount of the benefits expected to be paid in exchange for such service.

Liabilities recognized in connection with short-term employee benefits are measured at the non-discounted amount of the benefits that are expected to be paid in connection with the related service.

The liabilities recognized with respect to other long-term employee benefits (severance payment plans resulting from specific plans for employees leaving the Group and receiving a compensation payable in installments) are measured at the present value of estimated future cash outflows expected to be paid by the Group.

On January 24, 2018, the Board of Directors approved the implementation of an incentive program calculated on the basis of the Group’s ADS (the “Program”). The purpose of this Program is to attract and retain certain high-ranking employees who satisfy certain eligibility criteria, in the search for aligning the long-term interest of the company and its shareholders.

Under this program, a liability was recorded to reflect the fair value of the obligations resulting from the incentive plan as they are settled in cash. Such fair value is determined at the beginning and at the end of the fiscal year through the plan settlement date. To calculate the fair value, the Group uses the Black-Scholes valuation method. Changes in fair value are recorded as an expense during the vesting period and any changes in the fair value are recognized in salaries, wages and social security contributions within the statement of profit or loss and other comprehensive income and the related liability is recognized in non-current salaries and social security payables within the statement of financial position.

3.18. Stripping costs and quarry exploitation

Following the guidelines established by IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, stripping costs and initial preparation of open-pit quarries for their subsequent exploitation are capitalized as property, plant and equipment, as part of the Company’s field development costs, and are subsequently depreciated based on extracted units, considering to that end the estimation of reserves available for extraction and existing each time in the stripped area. The Group periodically revalues the estimate of proven reserves in stripped quarries and prospectively adjusts the effects of any difference in the estimate of tons available for extraction. Due to the frequency in which estimates are reviewed, the risk of significant differences in the estimates is reduced. Extraction costs incurred later during the production phase of the Company are recognized as part of the production costs.

In the ordinary course of business, the Company undertakes several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of volume and the qualification of the resources identified, among others.

Mineral rights acquired in connection with the right to explore existing exploration areas are capitalized and amortized during the term of the right. As soon as a legal right has been acquired to explore, exploration and evaluation costs are expensed as incurred to profit or loss, unless the Company’s Management arrives at the conclusion that there is a highest likelihood of obtaining future profits; when this is the case, costs are capitalized. In assessing whether the costs satisfy the criteria to be capitalized several information sources are used, including the nature of the assets, the surface area explored and the results of the samples taken, among others. These costs are recognized as expenses in the period in which they are incurred.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

All capitalized stripping, exploration and evaluation costs are subject to impairment testing. In the case of determining a potential impairment indicator, the Company carries out an assessment of its recoverability together with the group of related operating assets, which represents the cash-generating unit to which exploration is attributed.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES FOR ESTIMATION UNCERTAINTY

In the application of the Group´s accounting policies described in Note 2, the Group´s management has been required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources . The estimates and associated assumptions are based on historical experience and other factors considered to be relevant. It should be noted that actual results could differ from those estimates.

Underlying estimates and assumptions are continuously reviewed. The effects of revisions to the accounting estimates are recognized in the year in which the estimates are reviewed.

4.1. Critical judgments in applying accounting policies

The following are the critical judgments, in addition to those involving estimations (Note 4.2), made by Management in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

4.1.1. Ferrosur Roca S.A. Concession

Management has reviewed the Group’s interest in Ferrosur Roca S.A., taking into account the provisions of IFRIC 12 Service Concession Arrangements, which provides guidance on the accounting by operators for public-to-private service concession arrangements.

Based on the fact that the grantor neither controls nor regulates which services should be provided by the operator or the infrastructure, to whom it must provide them, and at what price, the Management arrived at the conclusion that Ferrosur Roca S.A. Concession is out of the scope of IFRIC 12 and, therefore, the Group does not apply its provisions. Accordingly, the Group has recorded the assets received from the concession and those subsequently acquired under IAS 16 Property, plant and equipment.

The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and provide for an extension for an additional ten years. Although the Group has requested the above extension (Note 1), as of the date of issuance of these consolidated financial statements, Ferrosur Roca S.A. has not yet been called to start the renegotiation process under the scope of the Special Commission for Contract Renegotiation (“CERC”). In this respect, the Management of the Group understands that it has duly and timely met all the requirements established to obtain an extension of the concession. The Group considers the extended concession period for the purposes of all required accounting assessments and estimates, especially those related to the recoverability of certain non-current assets affected by the concession.

4.2. Key assumptions and sources in the estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next fiscal year.

4.2.1. Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount and value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

The carrying amount of goodwill is disclosed in Note 17 to the consolidated financial statements. There was no impairment of goodwill for the fiscal years ended on December 31, 2020, 2019 and 2018.

4.2.2.	Property, plant and equipment and intangible assets

The following is the estimated useful life for each component of property, plant and equipment and intangible assets:

Useful life
Fields	50 to 100 years
Quarries - Stripping cost	Based on estimated tons
Buildings	5 to 50 years
Machinery	8 to 35 years
Furniture and fixtures	3 to 10 years
Tools	5 years
Software	5 years
Transportation and load vehicles	4 to 32 years

The assets used in the concession of Ferrosur Roca S.A. are depreciated over the shorter of their estimated useful lives or the remaining concession term.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of fair value less costs to sell is based on available data from binding sales transactions conducted under market conditions for similar assets or observable market prices less incremental costs of asset disposal. The calculation of the value in use is based on a discounted cash flow model. Cash flows are derived from the budget for next year, extrapolated for subsequent years using a growth rate, and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant in the related estimates. Note 13 provides more information on impairment analysis and assumptions used.

As described in Notes 3.2, 3.8 and 3.9, the Group annually assesses tangible and intangible assets estimated useful lives, respectively.

4.2.3.	Provisions for lawsuits and other contingencies

The final settlement cost of complaints and litigation may vary due to estimates based on different interpretations of regulations, opinions and final assessments of damages. Therefore, any change in the circumstances related to this type of contingencies may have a significant impact on the amount of the provision for contingencies recorded.

In the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with the evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment of a third party and the actual existence of a damage for the Group are uncertain, the Group has assessed the issues considering their significance in relation to the financial statements and has not made a provision as it is has not been required under any existing accounting standards.

The Group makes judgments and estimates to assess whether it is necessary to record costs and make provisions for environmental cleanup and remediation works based on the current information related to costs and expected remediation plans. In the case of environmental provisions, the costs may differ from the estimates due to changes in laws and regulations, discovery and analysis of local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded in these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

4.2.4.	Calculation of income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including estimates in the timing and realization of deferred tax assets and the frequency of income tax payments.

In order to measure the effect of deferral on investments in controlled or associated companies, Management has determined the presumption that they will not be disposed of in the foreseeable future and therefore no deferred tax has been recorded.

4.2.5.	Use of judgment in the determination of lease periods

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group applies judgment in determining whether it will renew its leases, considering all relevant factors that create an economic incentive for it to exercise those options.

5. REVENUES

	2020	2019	2018
Sale of products	56,254,241	50,633,488	50,727,051

- Domestic market	56,205,492	50,514,564	50,698,357
- External customers	48,749	118,924	28,694
Services rendered	2,043,557	2,940,185	3,144,616
(-) Bonuses / Discounts	(16,674,543)	(5,820,583)	(2,633,513)

Total	41,623,255	47,753,090	51,238,154

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

6. COST OF SALES

		2020		2019		2018
Inventories at the beginning of the year		8,630,817		8,540,744		7,308,076
Finished products	614,789		759,654		399,619
Products in progress	1,919,671		1,872,214		1,581,371
Raw materials, materials, fuel and spare parts	6,096,357		5,908,876		5,327,086
Purchases and production expenses for the year		28,043,498		34,796,232		39.626.083
Inventories at the end of the year		(7,647,937)		(8,630,817)		(8,540,744)
Finished products	(471,045)		(614,789)		(759,654)
Products in progress	(899,962)		(1,919,671)		(1,872,214)
Raw materials, materials, fuel and spare parts	(6,276,930)		(6,096,357)		(5,908,876)

Cost of sales		29,026,378		34,706,159		38,393,415

The detail of the production costs is as follows:

	2020	2019	2018
Fees and compensation for services	620,385	667,308	698,292
Salaries, wages and social security contributions (1)	5,094,794	6,515,359	6,920,023
Transport and traveling expenses	192,606	240,804	297,299
Data processing	13,033	24,472	33,555
Taxes, duties, contributions and commissions	582,460	613,604	616,704
Depreciation and amortization	3,619,223	3,539,130	3,827,616
Preservation and maintenance costs	2,705,465	3,286,911	3,923,728
Communications	35,714	38,540	36,381
Leases	28,809	69,294	91,445
Employee benefits	111,871	143,947	147,862
Water, natural gas and energy services	8,546	15,408	12,282
Freight	2,026,915	2,465,000	3,121,482
Thermal energy	3,211,117	5,775,549	6,437,351
Insurance	95,963	114,216	79,793
Packaging	1,414,832	1,353,610	1,387,384
Electric power	2,705,470	3,633,421	4,093,427
Contractors	1,901,636	2,729,942	3,024,927
Tolls	109,168	4,332	8,338
Canon (concession fee)	38,306	38,650	37,867
Security	192,702	205,408	243,766
Others	390,106	459,402	458,138

Total	25,099,121	31,934,307	35,497,660

(1)	It includes, as of December 31, 2020, the Work and Production Assistance (“ATP”) received by Ferrosur Roca S.A., which amounted to approximately 95,879, as mentioned in Note 44.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

7. SELLING AND ADMINISTRATIVE EXPENSES

	2020	2019	2018
Managers and directors compensation fees	291,783	322,889	214,045
Fees and compensation for services	289,061	233,633	265,237
Salaries, wages and social security contributions	856,672	1,113,590	1,114,213
Transport and traveling expenses	19,066	57,308	55,495
Data processing	62,906	77,745	71,146
Advertising expenses	77,411	82,957	84,397
Taxes, duties, contributions and commissions	877,682	996,575	1,150,756
Depreciation and amortization	285,158	230,486	132,122
Preservation and maintenance	11,154	17,182	16,530
Communications	30,074	35,568	34,764
Leases	12,288	21,340	88,673
Employee benefits	33,085	39,675	49,651
Water, natural gas and energy services	4,125	5,135	4,690
Freight	457,166	375,495	433,662
Insurance	75,536	58,400	55,603
Allowance for doubtful accounts	6,001	63,789	8140
Security	7,960	7,234	7,520
Others	57,513	66,214	78,853

Total	3,454,641	3,805,215	3,865,497

8. OTHER GAINS AND LOSSES

	2020	2019	2018
Gain on disposal of property, plant and equipment	(40,692)	4,657	28,461
Donations	(30,580)	(34,918)	(42,907)
Technical services and assistance	7,221	15,319	9,000
Personal asset tax - Substitute responsible	(3,999)	(14,612)	(12,382)
Gain over tax credit assignment	8,855	9,578	4,468
Contingencies	(30,333)	(55,157)	(15,767)
Leases	129,653	121,329	64,868
Service fee from ADS Depositary bank	40,124	—	210,130
Collection of loss	56,430	—	—
Miscellaneous	10,506	15,024	(40.128)

Total	147,185	61,220	205,743

9. TAX ON DEBITS AND CREDITS TO BANK ACCOUNTS

The general tax rate on bank credits and debits is 0.6% for amounts debited and credited in the bank accounts of companies based in Argentina. Regarding credited and debited amounts, 33% of both items can be taken as payment on account of other taxes. Sixty seven percent of the credits and debits is included in this line item in the statement of profit or loss and other comprehensive income.

Pursuant to Law No. 27,432, the National Executive Branch may set forth that the percentage of the said tax which is not computable as payment on account of income tax should be progressively written down by up to twenty percent (20%) per year from January 1, 2018. Moreover, it can be established that, in 2022, the tax provided for in Law No. 25,413, as amended, shall be fully computed as payment on account of the income tax. On May 7, 2018, Decree 409/2018 was published in the Official Gazette, which established that taxpayers within the scope of the general twelve per thousand tax may allocate 33% of the amounts credited and debited in the respective bank accounts to partial payment of income tax.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

10. FINANCIAL RESULTS, NET

	2020	2019	2018
Exchange rate differences
Profit from operations with securities (Note 42)	3,183,801	—	—
Foreign exchange gains	88,265	58,668	852,331
Foreign exchange losses	(1,616,784)	(1,683,998)	(3,436,836)

Total	1,655,282	(1,625,330)	(2,584,505)

Financial income
Unwinding of discounts on provisions and liabilities	81,616	82,206	56,361

Total	81,616	82,206	56,361

Financial expenses
Interest on borrowings	(395,868)	(1,212,585)	(379,312)
Interest from short-term investments	(355,384)	(66,383)	(80,280)
Tax interest	(58,184)	(230,455)	(177,759)
Interest on leases	(49,998)	(53,636)	—
Unwinding of discounts on receivables	(237,913)	(107,492)	(66,355)
Others	(410,893)	(372,117)	(222,828)

Total	(1,508,240)	(2,042,668)	(926,534)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

11. INCOME TAX EXPENSES

	2020	2019	2018
Profit before income tax expenses	8,517,078	6,685,136	5,645,547
Profit before income tax from discontinued operations	6,645,683	1,116,066	810,159

Accounting income before income tax	15,162,761	7,801,202	6,455,706
Income tax rate	30%	30%	30%

Income tax with statutory tax rate	(4,548,828)	(2,340,361)	(1,936,712)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	642,649	223,213	162,032
Impairment of tax losses recognized in Ferrosur Roca S.A.	(160,903)	—	—
Effects of the fiscal revaluation and inflation adjustments for accounting and tax purposes	187,159	205,498	(610,103)
Effect of change in tax rate	122,149	(383,166)	(11,382)
Other non-taxable income or non-deductible expense, net	(22,868)	(1,131)	25,530

Total income tax	(3,780,642)	(2,295,947)	(2,370,635)
Income tax
Current	(3,897,349)	(1,502,032)	(2,197,740)
Deferred	116,707	(793,915)	(172,895)

Total	(3,780,642)	(2,295,947)	(2,370,635)
Income tax included in the statement of other comprehensive income	(2,263,560)	(2,200,136)	(2,304,174)
Income tax from discontinued operations	(1,517,082)	(95,811)	(66,461)

11.1. The deferred income tax assets and liabilities are as follows:

	2020	2019	2018
Assets
Loss carryforward from subsidiary	143,235	365,995	285,526
Leases	24,684	56,287	—
Provisions	54,081	126,957	32,842
Other receivables	29,311	—	—
Accounts Payable	—	136,689	—
Salaries and social security contributions	9,567	—	—
Other liabilities	22,668	—	—
Trade receivables	17,106	16,984	1,969
Others	6,250	10,501	10,648

Total deferred tax assets	306,902	713,413	330,985

	2020	2019	2018
Liabilities
Investments	(23,383)	(5,994)	(2,115)
Other receivables	—	(54,340)	(44,733)
Property, plant and equipment	(5,353,939)	(6,092,226)	(6,275,493)
Borrowings	(2,978)	(1,476)	(3,797)
Inventories	(756,617)	(808,974)	(595,790)
Other liabilities	—	(3,551)	(11,278)
Taxes payable (tax inflation adjustment)	(1,445,822)	(1,146,495)	—
Others	(269)	(14)	(21,177)

Total deferred tax liabilities	(7,583,008)	(8,113,070)	(6,954,383)

Total net deferred tax liabilities	(7,276,106)	(7,399,657)	(6,623,398)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

11.2. Unrecognized temporary differences on investments and other interests

The temporary differences related to investments in subsidiaries and other interests for which no deferred tax liabilities have been recognized are mainly due to the Group not expecting to receive dividends from such companies, because their profits are reinvested in its businesses. The detail of unrecognized temporary differences is as follows:

	2020	2019	2018
Subsidiaries	88,996	(81,945)	(283,360)
Others	(847)	(839)	(823)

Total	88,149	(82,784)	(284,183)

The Group determined that the benefits not distributed by its controlled companies will not be distributed in the near future.

12. EARNINGS PER SHARE

Basic and diluted earnings per share:

The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2020	2019	2018
Profit attributable to the owners of the parent company used in the calculation of basic and diluted earnings per share
- From continued operations	6,474,337	4,706,343	3,390,144

- Net for the year	11,351,024	5,226,692	3,769,442

Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (in thousands of shares)	596,026	596,026	596,026

Basic and diluted earnings per share
- From continued operations (in pesos)	10.8625	7.8962	5.6879

- From continued and discontinued operations (in pesos)	19.0445	8.7692	6.3243

The weighted average number of outstanding shares was 596,026,490 for the years ended December 31, 2020, 2019 and 2018, respectively, like the basic weighted average number of shares, since there are no convertible debt instruments at the end of each reporting period.

13. PROPERTY, PLANT AND EQUIPMENT

	2020	2019
Cost	122,218,774	117,890,380
Accumulated depreciation	(68,661,709)	(64,115,739)

Total	53,557,065	53,774,641

Lands	679,274	679,480
Plant and buildings	9,684,368	10,470,949
Machinery, equipment and spare parts	12,662,024	13,245,669
Transportation and load vehicles	1,266,586	2,259,053
Furniture and fixtures	51,669	62,418
Quarries	4,042,336	4,021,560
Tools	53,879	55,489
Construction in process	25,116,929	22,980,023

Total	53,557,065	53,774,641

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Cost

	Lands	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields	Tools	Works in process	Total
Balance as of January 1, 2019	653,798	31,283,859	37,967,461	7,890,511	2,264,064	10,626,324	380,056	6,981,868	98,047,941

Additions	—	—	—	—	—	—	—	20,010,462	20,010,462
Disposal	—	—	(134,723)	(33,195)	(105)	—	—	—	(168,023)
Transfers	25,682	691,145	1,142,255	277,325	9,509	1,846,646	19,745	(4,012,307)	—

Balance as of December 31, 2019	679,480	31,975,004	38,974,993	8,134,641	2,273,468	12,472,970	399,801	22,980,023	117,890,380

Additions	—	—	—	—	—	—	—	4,552,479	4,552,479
Disposal	(206)	(12,829)	(42,700)	(146,204)	—	(22,146)	—	—	(224,085)
Transfers	—	630,125	575,099	246,239	27,803	915,582	20,725	(2,415,573)	—

Balance as of December 31, 2020	679,274	32,592,300	39,507,392	8,234,676	2,301,271	13,366,406	420,526	25,116,929	122,218,774

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(figures expressed in thousands of pesos - $ - except as otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Accumulated depreciation

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields	Tools	Total
Balance as of January 1, 2019	(20,634,172)	(25,008,607)	(5,348,290)	(2,187,157)	(7,144,573)	(323,362)	(60,646,161)

Disposals	—	90,777	32,132	28	—	—	122,937
Depreciation	(869,883)	(811,494)	(559,430)	(23,921)	(1,306,837)	(20,950)	(3,592,515)

Balance as of December 31, 2019	(21,504,055)	(25,729,324)	(5,875,588)	(2,211,050)	(8,451,410)	(344,312)	(64,115,739)

Impairment	(526,553)	(117,084)	(282,889)	(16,758)	(1,954)	(1,716)	(946,954)
Disposals	12,829	41,867	50,199	—	22,146	—	127,041
Depreciation charge	(890,153)	(1,040,827)	(859,812)	(21,794)	(892,852)	(20,619)	(3,726,057)

Balance as of December 31, 2020	(22,907,932)	(26,845,368)	(6,968,090)	(2,249,602)	(9,324,070)	(366,647)	(68,661,709)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

During this fiscal year, pursuant to Decree No. 297/2020 issued by the Argentine government, as amended and extended from time to time, which established the social, preventive and compulsory isolation, the construction process of the new cement plant L’Amalí II in the city of Olavarría, province of Buenos Aires, has been suspended for approximately one month. At present, the work continues to be executed under strict health protocols established by the Provincial Government and the Group. The total amount invested in the plant mentioned above as of December 31, 2020 is 23,779,437.

13.1. Capitalization of borrowing cost

The Group has taken out several borrowings and has used other instruments for the settlement of trade payables in foreign currency in order to finance part of the investment mentioned above. IAS 23 establishes that borrowing costs of loans or other liabilities directly attributable to the acquisition, construction or production of a qualifying asset that requires a substantial period of time before it is ready for its intended use are capitalized as part of the cost of that asset, except for the portion of these costs that compensate the creditor for the effects of inflation, provided that it is likely to result in future economic benefits for the Group and can be reliably measured. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Borrowing costs include interest, foreign exchange gain or loss and other costs incurred by the Group in connection with the execution of the respective borrowing agreements.

Due to the fact that the aforementioned indebtedness of the Group is mostly in foreign currency, it evaluates at each closing date whether the exchange gain or loss arising from such debts attributable to the construction of such asset constitutes an adjustment of the interest costs of those borrowings that should be capitalized together with those interests. In view of the above, the Group has capitalized interest and exchange gains or losses actually incurred in the current fiscal year for 794,591, considering for that purpose as maximum capitalization limit the threshold that would have been consistent with an equivalent rate in pesos, net of the effects of inflation on the liabilities generating them. The actual interest rate, i.e., net of the effect due to exposure to inflation, used to determine the cap limit of the actual costs for borrowings (interest and exchange gain or loss) to be capitalized amounted to 7%.

13.2. Impairment of property, plant and equipment

The Group tests property, plant and equipment for impairment on an annual basis or when circumstances indicate that their carrying value can be impaired.

The impairment test conducted by the Group for property, plant and equipment is based on estimates of the recoverable amount per cash-generating unit, such as the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted using a discount rate reflecting the market assessments as of the end of the period with respect to the time value of money considering the risks that are specific to the assets involved.

The calculation of the value in use for all cash-generating units is more sensitive to the following assumptions which, as described below, were considered by the Group Management in the development of the impairment test: volumes, prices, gross margins, levels of operating and capital expenditure in property, plant and equipment and working capital, discount rate, growth rate used to extrapolate cash flows beyond the forecast period, macroeconomic variables estimated to be present during the projection horizon including, without limitation, exchange rates, inflation levels, and GDP growth.

The Group has also considered a number of other factors in reviewing impairment indicators, such as market capitalization, participation in each of the segments where it does business, unused installed capacity, industry trends, and other factors, together with the increase in property, plant and equipment balances due to the application of the restatement in currency as a result of the application of IAS 29. At the end of this fiscal year, considering the particular impacts of the COVID-19 pandemic and the uncertainty of the Argentine economic situation, among other micro and macroeconomic factors, a decrease in the demand for rail logistics services provided by the Group and in the demand for stone of the aggregates cash-generating unit has been estimated.

As a result of the scenario described above, the Group conducted an impairment test as of December 31, 2020 on all the different cash-generating units, as mentioned in Note 32, and determined that the carrying amount of rail services and aggregates cash-generating units exceeds the value in use of the assets involved. As a result of the analysis carried out, the Group recognized a loss due to impairment of property, plant and equipment that amounted to 946,954 in the consolidated statement of profit or loss and other comprehensive income.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

Cement, Masonry Cement and Lime Cash-generating Unit

The determination of the recoverable amount of cement, masonry cement and lime cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by the Company’s Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 13.4% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2020.

Concrete Cash-generating Unit

The determination of the recoverable amount of concrete cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by the Company’s Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 13.4% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2020.

Aggregates Cash-generating Unit

The determination of the recoverable amount of aggregates cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by the Company’s Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate in dollars used in cash flow projections is 13.4%. As a result of the analysis carried out, the Company recognized a loss for this cash-generating unit that amounted to 162,506 in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2020.

Rail Services Cash-generating Unit

The determination of the recoverable amount of rail services cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by the Company’s Management. Projected cash flows have been updated to reflect variations in the demand for traded services, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate in dollars used in cash flow projections is 14.4% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, the Group recognized a loss for this cash-generating unit that amounted to 784,448 in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2020.

14. RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of right of use assets and lease liabilities as of December 31, 2020, as compared with December 31, 2019, is as follows:

	2020	2019
Lease liabilities:
As of the beginning of the year	601,532	622,131
Additions	4,655	40,686
Financial restatements	49,998	53,636
Foreign Exchange gain /(losses)	21,734	22,323
Payments	(147,111)	(137,244)

As of the end of the year	530,808	601,532
Right of use assets:
As of the beginning of the year	555,384	622,131
Additions	4,655	40,686
Depreciation	(112,626)	(107,433)

As of the end of the year	447,413	555,384

The average incremental rates used for the determination of the current value of the Group’s leases in local and foreign currency are 49.1% and 10.8%, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

15. INTANGIBLE ASSETS

	2020	2019
Software	192,333	171,467

Total	192,333	171,467

Cost:	Software	Concession and mining exploitation rights	Total
Balance as of January 1, 2019	556,879	289,337	846,216

Additions	75,736	—	75,736
Transfers (*)	—	(289,337)	(289,337)

Balance as of December 31, 2019	632,615	—	632,615
Additions	86,564	—	86,564

Balance as of December 31, 2020	719,179	—	719,179

Accumulated depreciation:	Software	Concession and mining exploitation rights	Total
Balance as of January 1, 2019	(391,478)	—	(391,478)

Amortization	(69,670)	—	(69,670)

Balance as of December 31, 2019	(461,148)	—	(461,148)

Amortization	(65,698)	—	(65,698)

Balance as of December 31, 2020	(526,846)	—	(526,846)

The Group classified mining exploitation rights as intangible assets.

(*)

During 2019, the Group acquired the land over which it has mining rights and, as a consequence, transferred such rights to property, plant and equipment for being part of the quarries, as they were ready to be used.

16. INVESTMENTS

	2020	2019
Non-Current
Investments in other companies:
- Cementos del Plata S.A.	3,481	3,481
- Yguazú Cementos S.A. (Note 42)	—	6,017,953

Total	3,481	6,021,434

Current
Short-term investments:
- Mutual fund in pesos	2,366,695	1,267,841
- Fix-term deposit in pesos	1,742,228	—
- Short-term investments in foreign currency	—	120,261

Total	4,108,923	1,388,102

Short-term investments in pesos accrue interest at an annual nominal rate of approximately 31.05% and 56.8% as of December 31, 2020 and 2019, respectively.

Short-term investments in US dollars accrued interest as of December 31, 2019 at a 0.6% annual nominal average interest.

These short-term investments are maintained for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s funding needs.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

17. GOODWILL

	2020	2019
Cost
Recycomb S.A.U.	34,717	34,717

Total	34,717	34,717

For impairment testing purposes, goodwill was allocated to the following cash-generating unit: waste treatment.

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors for a five-year period.

The key hypothesis used in the determination of the recoverable value are consistent with the ones disclosed in note B.2 and used for impairment test of property, plant and equipment.

18. INVENTORIES

	2020	2019
Non-Current
Spare Parts	2,231,681	2,079,240
Allowance for obsolete inventories	(75,527)	(41,326)

Total	2,156,154	2,037,914

Current
Finished products	471,045	614,789
Production in progress	899,962	1,919,671
Raw materials, materials and spare parts	3,509,763	3,477,990
Fuels	611,013	580,453

Total	5,491,783	6,592,903

19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TANSACTIONS

Details of balances and transactions between the Group and its subsidiaries were eliminated and are not included in this note. The balances between the Group and related parties as of December 31, 2020 and 2019 are as follows:

	2020	2019
Related parties:
InterCement Brasil S.A.
Accounts Payable	(88,108)	(77,661)
InterCement Trading e Inversiones S.A.
Other receivables	212,605	121,729
Accounts Payable	(19,255)	(17,000)
InterCement Portugal S.A.
Accounts Payable	—	(462,573)
Caue Austria Holding GmbH
Other receivables	—	18,368
Intercement Participações S.A.
Other receivables	46,034	8
Accounts Payable	(179,178)	—

The total of related party balances per item as of December 31, 2020 and 2019 is as follows:

	2020	2019
Other receivables	258,639	140,105
Accounts Payable	(286,541)	(557,234)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

The amounts outstanding as of 2019 and 2018 are not secured and shall be settled in cash. No guarantees have been granted or received over outstanding balances.

The transactions between the Group and related parties during the fiscal years ended December 31, 2020, 2019 and 2018, respectively, are detailed as follows:

	2020	2019	2018
InterCement Brasil S.A. – purchases of goods and services	(131)	(15,162)	(162,993)
InterCement Trading e Inversiones S.A. – services provided	47,147	110,628	100,334
InterCement Portugal S.A. – services received	(228,921)	(439,972)	(480,832)
Intercement Participações S.A. – services received	(213,919)	—	—
Intercement Participações S.A. – services provided	47,134	—	—
Sacopor S.A. – purchases of goods and services	—	—	551
InterCement Trading e Inversiones S.A. – purchases of goods and services	—	—	(123,437)

The amount charged to income as fixed and variable remuneration for key management personnel of the Group was 214,173, 268,369 and 165,209 during the fiscal years ended December 31, 2020, 2019 and 2018, respectively. Additionally, 22,490 and 20,448 have been accrued as long-term incentive program, during the fiscal years ended December 31, 2020 and 2019 (Note 3.17).

No expenditure has been recognized in this or previous fiscal years in respect of bad or doubtful accounts related to amounts owed by related parties.

During this year, the Company made a capital contribution to Ferrosur Roca S.A. for 2,018,956 through Cofesur S.A.U.. Taking into account the conditions contained in the by-laws and the concession contract, Cofesur S.A.U. paid in 100% of such capital contribution, but subscribed in its favor only 80% of the issued shares. The rest of the shares were issued in favor of the holders of Class A and Class B shares, which resulted in a loss for the Company of 403,791, as recorded in the statement of profit or loss and other comprehensive income, within income (loss) from interest in companies.

The Annual Shareholders’ Meeting of the Company held on September 30, 2020 approved the distribution of dividends for a total of 2,671,850.

20. OTHER RECEIVABLES

	2020	2019
Non-Current
Advance to suppliers	310,317	504,741
Receivable for sale of interest in Yguazú Cementos S.A. (Note 42)	42,052	—
Tax credits	38,323	52,494
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	131,784	141,928
Prepaid expenses	81,681	64,121
Guarantee deposits	1,367	1,891
Miscellaneous	7,076	—

Subtotal	612,600	765,175
Allowance for other doubtful accounts	(131,784)	—

Total	480,816	765,175

Current
Income tax credits	—	325,466
Value added tax credits	—	11,605
Turnover tax credits	115,602	83,326
Other tax credits	—	343
Receivables for sale of interest in Yguazú Cementos S.A. (Note 42)	546,678	—
Related party receivables (Note 19)	258,639	140,105
Prepaid expenses	181,784	87,666
Guarantee deposits	184	362

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

	2020	2019
Reimbursements receivable	31,785	28,644
Advance payments to suppliers	23,232	36,126
Salaries advances and loans to employees	1,222	18,960
Receivables from sales of property, plant and equipment	27,983	11,375
Miscellaneous	30,081	20,636

Total	1,217,190	764,614

21. TRADE RECEIVABLES

	2020	2019
Accounts receivable	2,917,099	3,210,686
Accounts receivable in litigations	56,770	74,678
Notes receivable	16,756	8,700
Foreign customers	66,730	23,903

Subtotal	3,057,355	3,317,967
Allowance for doubtful accounts	(67,965)	(86,177)

Total	2,989,390	3,231,790

The trade receivables disclosed above are carried at amortized cost.

Interest are recognized on overdue trade receivables at current market rates. The Group measures the allowance for doubtful receivables for an amount equal to the losses expected throughout the life of the receivable. The determination of the loss expected to be recognized is calculated based on a percentage of uncollectability according to maturity ranges for each receivable. This historical percentage should address the expectations of future credit collectability and therefore those estimated behavior changes.

Before accepting a new customer, the Group conducts an internal credit analysis to evaluate the potential customer’s credit quality and define its credit limit. The limits and ratings attributed to the main customers are reviewed at least once a year.

The trade receivables disclosed in the preceding paragraphs include the amounts (see aging analysis below) which are overdue as of December 31, 2020 and 2019. Accounts receivable aging is as follows:

	2020	2019
To expire	1,709,167	1,825,878
Past due:
0 to 30 days	703,764	1,077,750
31 to 60 days	50,045	121,859
61 to 90 days	16,310	57,242
More than 90 days	578,069	235,238

Total	3,057,355	3,317,967

Trade receivables disclosed above include certain amounts (see aging analysis below) that are past due at the end of each reporting period, but for which the Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Aging of past due, but not impaired, accounts receivable is as follows:

	2020	2019
Past due:
0 to 30 days	703,764	1,077,750
31 to 60 days	50,045	121,859
61 to 90 days	16,310	57,242
More than 90 days	510,104	149,061

Total	1,280,223	1,405,912
Average age of overdue balances (in days)	47	28

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

The average age of past due and impaired balances is as follows:

	2020	2019
Past due:
More than 90 days	67,965	86,177

Total	67,965	86,177

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of each reporting period. The concentration of the credit risk is limited due to the fact that the customer base is large and independent.

Changes in the allowance for doubtful receivables were as follows:

Balance as of January 1, 2019	41,461
Increases	63,789
Decreases (*)	(19,073)

Balance as of December 31, 2019	86,177
Increases	6,001
Decreases (*)	(24,213)

Balance as of December 31, 2020	67,965

(*)	Includes allocation of provisions for specific purposes and inflation adjustment effect.

22. CASH AND BANKS

	2020	2019
In Pesos	252,445	381,692
In Dollars	13,103	4,596
In Reales	4	181
In Guaraníes	—	69
In Euros	1,073	907

Total	266,625	387,445

23. CAPITAL STOCK AND OTHER RELATED ACCOUNTS

	2020	2019
Capital stock	59,603	59,603
Capital adjustment	4,745,549	4,745,549
Share premium	8,676,470	8,676,470
Merger premium	1,567,326	1,567,326

Total	15,048,948	15,048,948

The issued, paid-in and registered capital stock consists of:
Common stock with a face value of $ 0.10 per share
and entitled to 1 vote each, fully paid-in (in thousands)	596,026	596,026

24. ACCUMULATED OTHER COMPREHENSIVE INCOME

	2020	2019
Accrual for translation of operations in foreign operations
Balance at the beginning of the year	449,558	574,859
Foreign exchange gain /(losses) due to translation of operations in foreign currencies	(146,074)	(125,301)
Reclassification to foreign exchange gains /(losses) of items previously recognized in other comprehensive income	(303,484)	—

Balance at the end of the year	—	449,558

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

25. BORROWINGS

25.1. Composition of borrowings

	2020	2019
Borrowings
- In foreign currency	6,409,334	8,187,386
- In local currency	31,506	4,350,467

Total	6,440,840	12,537,853

Non-current borrowings	1,869,583	5,566,955
Current borrowings	4,571,257	6,970,898

Total	6,440,840	12,537,853

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

25.2 Detail of Borrowings

	2020					2019
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency—USD
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Mar-21	217,772	212,987
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Apr-21	255,547	249,933
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	May-21	709,718	694,126
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jun-21	170,582	166,834
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jul-21	42,008	41,085
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Aug-21	891,194	871,613
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Sep-21	141,306	138,169
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Oct-21	290,080	282,306
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Nov-21	372,047	359,803
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Dec-21	262,785	252,915
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jan-22	75,180	—
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Feb-22	39,362	—
Industrial and Commercial Bank of China	(2)	Loma Negra C.I.A.S.A.	6-Month Libor + 7.375%	Jan-22	600,115	—
Industrial and Commercial Bank of China	(2)	Loma Negra C.I.A.S.A.	6-Month Libor + 7.375%	Jan-22	543,884	—
Industrial and Commercial Bank of China (Dubai)	(3)	Loma Negra C.I.A.S.A.	3-Month Libor + 5%	Nov-23	656,390	2,141,700
Industrial and Commercial Bank of China (Dubai)	(4)	Loma Negra C.I.A.S.A.	—	—	—	817,340
Banco Patagonia	(5)	Loma Negra C.I.A.S.A.	—	—	—	124,381
HSBC Bank	(9)	Ferrosur Roca S.A.	—	—	—	826,455

	2020					2019
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - EUR
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	Apr-21	139,540	123,207
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	May-21	33,290	29,394
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	Jun-21	176,877	156,164
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	Jul-21	448,896	396,353
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	Aug-21	39,690	35,045
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	Sep-21	1,886	1,665
Banco Itaú S.A.	(6)	Loma Negra C.I.A.S.A.	4%	Oct-21	301,185	265,911

Total borrowings in foreign currency					6,409,334	8,187,386

	2020					2019
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in local currency
Banco Macro	(7)	Loma Negra C.I.A.S.A.	—	—	—	1,371,826
Bank overdrafts	(10)	Ferrosur Roca S.A.	34%	Jan-21	13,836	2,434,227
Bank overdrafts	(8)	Loma Negra C.I.A.S.A.	34%	Jan-21	17,670	544,414

Total borrowings in local currency					31,506	4,350,467

Total					6,440,840	12,537,853

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

Industrial and Commercial Bank of China

Industrial and Commercial Bank of China

(1)

In the course of 2019, Loma Negra entered into a loan agreement USD 40,919,350 with Industrial and Commercial Bank of China Argentina S.A., with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 6-month LIBOR + 4.25% with interest falling due on a half-yearly basis. As of December 31, 2019, the amount pending payment under this loan was 3,269,772. During this fiscal year Loma Negra received the last two disbursements of the loan agreement payable upon maturity in January and February 2022, respectively. As of December 31, 2020, the amount pending payment under this loan was 4,611,580.

(2)

During this fiscal year Loma Negra entered into a new loan agreement with Industrial and Commercial Bank of China for USD 13,127,766, payable upon maturity in January 2022. The loan accrues interest at the corrected Libor rate plus 7.375%, payable monthly.

(3)

In June 2016, Loma Negra signed a new loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of USD 50,000,000 to be paid in five equal, half-yearly installments with a one-year grace period as from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan requires the net debt / EBITDA ratio to be satisfied, which has always been satisfied from the execution of the loan. In May 2019, the Group extended the maturity dates of such loan. As of December 31, 2019, the amount pending payment under this loan was 2,141,700. During this fiscal year the Company, in accordance with the lender, has amended the loan agreement and shall pay the outstanding principal in nine payments, the first one on October 2020 of USD 5,200,000 and eight more equal quarterly payments of USD 975,000, the last due in November 2023. As of December 31, 2020, the amount pending payment under this loan was 656,390.

(4)

In May 2017, Loma Negra C.I.A.S.A. entered into a loan agreement with Industrial and Commercial Bank of China (Dubai) for USD 65,000,000 payable into five quarterly, equal and consecutive installments, with the first falling due 365 days from the date of disbursement. Interest were accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan demanded satisfaction of the net debt / EBITDA ratio, which has been always satisfied. In May 2019, the Group extended the maturity dates of such loan. As of December 31, 2019, the amount pending payment under this loan was 817,340. This agreement was repaid as of December 31, 2020.

Banco Patagonia

(5)

In the course of 2019, Loma Negra entered into several USD-denominated agreements with Banco Patagonia; all of them were to be repaid in January and February 2020. These agreements were repaid as of December 31, 2020.

Banco Itaú

(6)

In March 2019, Loma Negra entered into a loan agreement for EUR 10,880,903 with Banco Itaú Unibanco S.A. Nassau Branch, with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 4% rate with interest falling due on a half-yearly basis. As of December 31, 2020, the amount pending payment under this loan was 1,141,364.

Banco Macro S.A.

(7)

In December 2019, Loma Negra entered into a new loan agreement with Banco Macro S.A. for the amount of 1,000,000 to be repaid 15 months after execution accruing a variable nominal interest rate based on the BADLAR rate payable on a monthly basis. This agreement was repaid as of December 31, 2020.

Bank overdrafts

(8)	As of December 31, 2020, the Company maintains banks overdrafts of 17,670, accruing an average interest rate of 34%.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

Ferrosur Roca S.A.

HSBC Bank

(9)

On August 12, 2019, Ferrosur Roca S.A. entered into a loan agreement for USD 10,000,000 with Banco HSBC for a term of 365 days at an 8.75% interest rate, with interest falling due on a quarterly basis. As of December 31, 2019, the amount still outstanding under this loan was 826,455. This agreement was repaid as of December 31, 2020.

Bank overdrafts

(10)	As of December 31, 2020, Ferrosur Roca S.A. maintains banks overdrafts for 13,836, accruing an average interest rate of 34%.

The opening of borrowings by company is detailed below:

	2020	2019
Total of borrowings by company:
- Loma Negra C.I.A.S.A.	6,427,004	9,277,171
- Ferrosur Roca S.A.	13,836	3,260,682

Total	6,440,840	12,537,853

25.3 Movements of borrowings

The movements of borrowings for the fiscal year ended December 31, 2020 are disclosed below:

Balances as of January 1, 2020	12,537,853

New borrowings and financing	12,691,980
Accrued interest	1,136,649
Effects of foreign exchange rate variation	458,793
Interest payments	(2,908,836)
Principal payments	(17,475,599)

Balance as of December 31, 2020	6,440,840

As of December 31, 2020, the long-term borrowings have the following maturity schedule:

Fiscal year
2022	1,543,273
2023	326,310

Total	1,869,583

26. ACCOUNTS PAYABLE

	2020	2019
Non-Current
Accounts payable for investments in property, plant and equipment	102,435	189,750

Total	102,435	189,750

Current
Suppliers	3,202,358	2,505,011
Related parties (Note 19)	286,541	557,234
Accounts payable for investments in property, plant and equipment	1,061,380	7,318,903
Provisions for expenses	842,737	1,510,102

Total	5,393,016	11,891,250

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

27. PROVISIONS

	2020	2019
Labor and social security	100,076	118,602
Environmental restoration	290,096	533,434
Civil and other	97,294	106,907

Total	487,466	758,943

Changes in provisions are as follows:

	Labor and social security	Environmental restoration	Civil and other	Total
Balance as of January 1, 2019	100,125	389,788	122,949	612,862
Increases (*)	44,143	215,168	11,903	271,214
Decreases (**)	(25,666)	(71,522)	(27,945)	(125,133)

Balance as of December 31, 2019	118,602	533,434	106,907	758,943
Increases / Recoveries (*) (***)	(12,634)	(219,577)	7,619	(224,592)
Decreases (**)	(5,892)	(23,761)	(17,232)	(46,885)

Balance as of December 31, 2020	100,076	290,096	97,294	487,466

(*)	Includes the inflation adjustment effect.
(**)	Includes allocation of provisions for specific purposes.
(***)

The recovery of the environmental provision is connected to changes in the measurement of liabilities arising from the estimated restoration schedule and the discount rates used as of December 31, 2020, the effect of which has been deducted from the cost of the relevant assets.

The provision for labor and social security claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover labor and social security litigations. All the provisioned claims are of a similar nature and none of them is individually significant.

Environmental provisions are the provisions made to afford the estimated expenses for the environmental recovery and restoration of the mining areas.

The provision for civil and other claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover tax, administrative and civil litigations. All the provisioned claims are of a similar nature and none of them is individually significant.

Based on management best estimates, and considering the opinion of the company external counsels, as of December 31, 2020 there are claims against the Group classified as possible contingencies. The potential risk amount of those claims is $ 551.3 million, mainly including $ 239.8 million related to tax contingencies, $ 150.8 million related to labor contingencies, and $ 160.7 million related to administrative and other proceedings. The Group has not recognized a provision for such possible claims, as it is not required under the IFRS. As of the date of issuance of these consolidated financial statements, the Group understands that there are no elements to determine other contingencies that could occur and have a negative impact on the consolidated financial statements.

Finally, in the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with the evidence available up to the date of issuance of these consolidated financial statements. Nevertheless, there are situations where the assessment of a third party and the actual existence of a damage for the Group are uncertain. In such cases, the Group has evaluated the issues considering their significance in relation to the consolidated financial statements and has not recognized a provision as it is not required by the current accounting standards.

28. TAX LIABILITIES

	2020	2019
Income tax	2,264,920	77,744
Value added tax	407,713	450,853
Turnover tax	101,834	87,278
Other taxes, withholdings and perceptions	109,592	83,254

Total	2,884,059	699,129

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

29. OTHER LIABILITIES

	2020	2019
Non-Current
Termination payment plans	111,772	70,097

Total	111,772	70,097
Current
Termination payment plans	105,644	94,839
Dividends payable to minority shareholders	15,068	6,952
Others	15,949	11,649

Total	136,661	113,440

30. CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition), which are easily convertible into cash and that have low risk of changes in their value. Cash and cash equivalents at the end of each reporting period as shown in the consolidated statement of cash flows can be reconciled against the related items in the consolidated statement of financial position as follows:

	2020	2019	2018
Cash and banks (Note 22)	266,625	387,445	493,805
Short-term investments (Note 16)	4,108,923	1,388,102	4,387,840

Cash and cash equivalents	4,375,548	1,775,547	4,881,645

31. NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flows in each fiscal year of acquisition:

	2020	2019	2018
- Acquisition of financed property, plant and equipment	943,226	4,138,804	1,502,872
- Right of use assets and lease liabilities	4,655	664,724	—
- Sale of interest in Yguazú Cementos S.A.	588,730	—	—

32. SEGMENT INFORMATION

The Group has adopted IFRS 8 Operating Segments, that requires operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, the chief operating decision maker, in order to allocate resources and to assess their performance.

This analysis is based on monthly information consisting of historical figures (not adjusted for inflation) of the identified segments. The information reviewed by the main decision maker consists of the historical details for each month accumulated until the end of the reporting periods being analyzed, which is the reason why they differ from the inflation-adjusted figures as described in Note 2.2.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

For management purposes, both financially and operatively, the Group has classified its businesses as follows:

i)

Cement, masonry cement and lime: this segment includes profit or loss from the cement, masonry cement and lime business in Argentina, from procurement of raw materials in quarries, the manufacturing process of clinker and quicklime and their subsequent grinding with certain aggregates for the production of cement, masonry cement and lime.

ii)

Concrete: this segment includes profits or loss from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the profits or loss from the aggregates business, from obtaining to crushing the stone.

iv)	Rail Services: this segment includes profits or loss from the provision of the rail transportation service.

v)	Others: this segment includes profits or loss from the industrial waste treatment and recycling business for use as fuel.

In the classification of activities by segments and in the information presented below, the “Cement - Paraguay” segment has been excluded as this operation has been discontinued as of August 21, 2020 due to the sale of the Group’s interest in that company (Note 42).

	2020	2019	2018
Revenues
Cement, masonry cement and lime	33,127,520	24,006,607	16,282,614
Concrete	1,799,175	3,953,907	3,657,339
Rail services	3,088,837	2,981,609	2,136,182
Aggregates	356,863	498,112	334,207
Others	173,917	157,252	117,898
Segment-to-segment deletions	(2,287,266)	(2,959,510)	(2,325,008)

Total	36,259,046	28,637,977	20,203,232
Reconciliation—effect from restatement in constant currency	5,364,209	19,115,113	31,034,922

Total	41,623,255	47,753,090	51,238,154

	2020	2019	2018
Cost of sales
Cement, masonry cement and lime	19,192,151	15,250,255	10,619,292
Concrete	2,291,800	3,761,272	3,421,581
Rail services	3,031,098	2,610,253	1,913,366
Aggregates	439,325	525,504	360,466
Others	114,556	102,866	67,057
Segment-to-segment deletions	(2,287,266)	(2,959,510)	(2,325,008)

Total	22,781,664	19,290,640	14,056,754
Reconciliation—effect from restatement in constant currency	6,244,714	15,415,519	24,336,661

Total	29,026,378	34,706,159	38,393,415

	2020	2019	2018
Selling, administrative and other expenses
Cement, masonry cement and lime	2,380,026	1,770,540	1,084,763
Concrete	30,491	119,696	117,878
Rail services	168,615	181,658	149,810
Aggregates	(1,247)	(7,733)	(4,173)
Others	70,910	58,852	39,610

Total	2,648,795	2,123,013	1,387,888
Reconciliation - effect from restatement in constant currency	658,661	1,620,982	2,271,866

Total	3,307,456	3,743,995	3,659,754

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

	2020	2019	2018
Depreciation and amortization
Cement, masonry cement and lime	801,603	721,976	415,892
Concrete	188,627	61,987	32,222
Rail services	250,098	183,342	137,274
Aggregates	22,533	18,879	24,139
Others	4,426	270	2,669

Total	1,267,287	986,454	612,196
Reconciliation - effect from restatement in constant currency	2,608,023	2,668,868	3,115,845

Total	3,875,310	3,655,322	3,728,041

	2020	2019	2018
Revenues less cost of sales, selling and administrative expenses, and other gains and losses
Cement, masonry cement and lime	11,555,343	6,985,812	4,578,559
Concrete	(523,116)	72,939	117,880
Rail services	(110,876)	189,698	73,006
Aggregates	(81,215)	(19,659)	(22,086)
Others	(11,549)	(4,466)	11,231

Total	10,828,587	7,224,324	4,758,590
Reconciliation - Effect from restatement in constant currency	(1,539,166)	2,078,612	4,426,395

Total	9,289,421	9,302,936	9,184,985
Reconciling items
Tax on debits and credits to bank accounts	(489,365)	(549,783)	(532,369)
Income (loss) from interest in companies	(403,791)	—	—
Asset impairment - Rail Services	(784,448)	—	—
Asset impairment - Aggregates	(162,506)	—	—
Financial results (loss), net	1,067,767	(2,068,017)	(3,007,069)
Income tax	(2,263,560)	(2,200,136)	(2,304,174)
Net profit for the year from discontinued operations	5,128,601	1,020,255	743,697

Net profit for the year	11,382,119	5,505,255	4,085,070

In relation to the segregation of profit or loss by geographic segment, the Group carries out 100% of its activities and operations in Argentina, considering the statements contained in Note 42 regarding the sale of its interest in Yguazú Cementos S.A.

No customer contributed 10% or more of the Group’s revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

33. FINANCIAL INSTRUMENTS

33.1 Capital risk management

The Group manages its capital stock to ensure that its entities will be able to continue as a going concern while maximizing the return to its shareholders through the optimization of debt and equity balances. The Group’s strategy has not changed for the financial years 2020 and 2019.

The Group participates in operations involving financial instruments, recognized as equity items, which are intended to meet their needs and to reduce exposure to market, currency and interest rate risks. These risks, as well as their respective instruments, are managed through the definition of strategies, the implementation of control systems, and the determination of exposure limits.

The Group’s capital structure consists of the net debt (borrowings as detailed in Note 25 offset against cash balances, banks and cash-equivalent investments) and shareholders’ equity (consisting of issued capital stock, reserves and retained earnings).

The Group is not subject to any external capital requirement.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

The Group’s risk management committee reviews the capital structure of the Group.

Net debt to equity ratio:

The net debt to equity ratio of the reporting fiscal years is as follows:

	2020	2019
Debt (i)	6,440,840	12,537,853
Cash and cash equivalents	4,375,548	1,775,547

Net debt	2,065,292	10,762,306
Shareholders’ Equity (ii)	45,390,619	39,926,727

Net debt to equity ratio and shareholders’ equity	0.05	0.27

(i) Debt is defined as long and short-term borrowings (Note 25).

(ii) Shareholders’ equity includes all of the Group’s reserves and capital stock, which are managed as capital stock.

33.2 Categories of financial instruments

	2020	2019
Financial Assets
At amortized cost:
Cash and banks	266,625	387,445
Investments	1,742,228	120,261
Accounts receivable	3,935,234	3,434,395
At fair value through profit and loss:
Investments	2,366,695	1,267,841

	2020	2019
Financial Liabilities
Amortized cost	17,059,774	27,380,623

At the end of this reporting period, there are no significant credit risk concentrations for debt instruments designated at fair value through profit and loss. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such borrowings and accounts receivable.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

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

The carrying amounts of monetary assets and liabilities denominated in foreign currency at the end of the fiscal years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Liabilities:
United States Dollars	6,366,932	10,883,971
Euros	1,636,418	3,820,520
Reales	41	—

	2020	2019
Assets:
United States Dollars	1,168,895	371,479
Euros	20,122	2,429
Reales	4	181

33.4.1. Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and Euro, considering that the Group’s functional currency is the Argentine peso.

The following table details the Group’s sensitivity to an increase in the exchange rate of the US Dollar and the Euro as of December 31, 2020. The sensitivity rate is the rate used when reporting exchange rate risk internally to key management staff and represents management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts their translation on the balance sheet day for a 25% change in the exchange rate, considering for its calculation the whole of the items of the subsidiaries.

	US Dollar effect	Euro effect
Loss for the year	1,299,509	404,074
Decrease in of shareholders’ equity	1,299,509	404,074

33.5 Interest rate risk management

The Group is exposed to the risk of significant fluctuations in interest rates because the entities in the Group have borrowings at both fixed and floating interest rates. Risk is managed by the Group by maintaining an appropriate combination of fixed- and floating-rate borrowings. Hedging is regularly evaluated for consistency with interest rates and defined risk, ensuring that the most profitable hedge strategies are applied.

	2020	2019
Financial Assets:
Investments held to maturity (1)	1,742,228	120,261
Investments at fair value through profit or loss (2)	2,366,695	1,267,841
Financial Liabilities:
Amortized cost (3)	6,440,840	12,537,853

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

(1)	Fixed term deposits at fixed rates
(2)	Short-term investments at floating rates
(3)	Includes borrowings, as detailed in Note 25.

33.5.1. Interest rate sensitivity analysis

The sensitivity analysis below has been determined on the exposure to interest rates for both derivates and non-derivate instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming that the amount of the liabilities outstanding at the end of the reporting period were outstanding for the whole year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

In the event that the average BADLAR rate applicable to financial liabilities during the fiscal year ended December 31, 2020 were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2020 would have increased by approximately 31,354.

Moreover, in the event that the average LIBO rate applicable to financial liabilities for the fiscal year ended December 31, 2020 were 1.0% higher than the average interest rate during that fiscal year, the financial expenditure for the financial year ended December 31, 2020 would have been increased by approximately USD 746 thousand.

With regard to financial assets, a 1.0% increase in the average interest rate during the fiscal year ended December 31, 2020 would have increased the financial income by approximately 15,796.

33.6 credit risk management

Credit risk refers to the risk that one of the parties will fail to comply with its contractual obligations and resulting in a financial loss to the Group. The Group has adopted a policy of engaging only with solvent parties and obtaining sufficient collateral, where appropriate, as a way of mitigating the risk of financial loss caused by defaults. Credit exposure is controlled by counterparty limits, which are reviewed and approved from periodically.

Trade receivables are made up of a significant number of customers. Credit assessment is continuously performed on the financial condition of the accounts receivable.

Credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit ratings assigned by credit rating agencies.

The carrying amount of financial assets recognized in the consolidated financial statements, which is net of impairment losses, represents the maximum exposure to credit risk, regardless of the guarantees of accounts or other credit enhancements.

33.7 Liquidity risk management

The Group’s Board of Directors has the ultimate responsibility for liquidity management, having established an appropriate framework for liquidity management so that management can handle short-, medium- and long-term financing requirements, as well as the Group’s liquidity management. The Group manages liquidity risk by maintaining reserves, adequate financial and lending facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities.

As the Group carefully manages liquidity risk, it maintains cash and bank balances, liquid instruments, and available funds. As of December 31, 2020, the consolidated financial statements show a negative working capital of 1,205,326. Given the nature of the Company’s business, which has foreseeable cash flows, it can operate with negative working capital. This condition is not related to insolvency, but rather to a strategic decision. Taking into account that the Group has a low level of indebtedness, the Board of Directors is analyzing long-term financing alternatives.

The Group’s Board of Directors considers that exposure to liquidity risk is low as the Group has generated cash flow from its operating activities, as a result of its good performance, and has access to borrowings and financial resources, as explained in Note 25.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

The following tables detail the Group’s remaining contractual maturity dates for its non-derivative financial liabilities with agreed repayment terms. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group may be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are at floating rates, the undiscounted amount is derived from interest rate curves at the end of this reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

Borrowings	Weighted average effective interest rate %	Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	Total
As of December 31, 2020	42.5%	84,621	306,292	4,389,070	1,976,622	—	6,756,605
As of December 31, 2019	47.6%	2,274,610	780,852	4,859,219	8,148,457	2,460,191	18,523,328

Leases	Weighted average effective interest rate %		Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	More than 6 years	Total
As of December 31, 2020	(	*)	13,369	26,612	108,568	192,487	269,519	119,786	730,341
As of December 31, 2019	(	*)	13,359	26,747	107,188	239,919	262,356	203,187	852,759

(*) The average rates in Pesos were 49.1% and 50.3% for the years ended December 31, 2020 and 2019, respectively. And the average rates in US Dollars were 10.8% and 10.7% for the years ended December 31, 2020 and 2019, respectively.

33.8 Fair value measurements

Some of the Group’s financial assets and liabilities are measured at fair value at the end of this reporting period. The following table provides information on how the fair values of these financial assets and liabilities are measured (particularly, valuation techniques and inputs used).

	Fair value at:		Hierarchy level
Financial assets / (financial liabilities)	2020	2019
Assets:
Mutual Funds	2,366,695	1,267,841	Level 1

Level 1: quoted prices in active markets.

Fair value of financial assets and financial liabilities measured at amortized cost:

The estimated fair value of borrowings based on the interest rates offered to the Group (Level 3) for financial borrowings amounted to 6,482,563 as of December 31, 2020.

The Board considers that the carrying amounts of the remaining financial assets and liabilities recognized at the amortized cost in the consolidated financial statements approximate their fair values.

34. GUARANTEES GRANTED TO SUBSIDIARIES

The Company guarantees the bank overdrafts borrowed by Ferrosur Roca S.A. in the normal conduct of its business, and the letters of credit to be entered into by the company to finance imports up to a maximum amount of 900 million. As of December 31, 2020, Ferrosur Roca S.A. has 13,836 as balances for current account advances.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

35. RESTRICTED ASSETS

As of the date of these consolidated financial statements, the Group has judicial deposits for 3,068, which are recognized under other current and non-current receivables.

36.COMMITMENTS

The Group has certain contractual commitments to purchase clinker, which are effective until 2022. The estimated future cash flows are approximately 637.8 million between 2021 and 2022. Moreover, it also has commitments to purchase limestone up to 2025 for an annual average of 2.5 million.

In the ordinary course of business and in order to ensure the supply of key inputs, the Group entered into contracts for the supply of gas, assuming payment commitments for a total amount of approximately 798.7 million to be paid during the fiscal year 2021.

In addition, the Group has entered into power supply agreements with certain suppliers for a total amount of 13,096.1 million to be paid 1,191.5 million during 2021 and 2022, respectively, and 10,713.6 million between 2023 and 2037.

Finally, under the agreement entered into between the Group and Sinoma International Engineering Co. Ltd to build a new cement plant, the Company assumed commitments for a total of 2,215.4 million plus USD 107.7 million and EUR 41.3 million. Taking into account that, as agreed, the values in pesos (2,215.4 million) are subject to a periodic adjustment according to an adjustment formula, the amounts committed as of December 31, 2020 are USD 1.4 million, EUR 0.4 million and $ 285.2 million.

37. INVESTMENT PROJECTS

At the Board Meeting held on July 21, 2017, the Board of Directors of the Group approved the offer of Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a production capacity of 5,800 tons per day of clinker. The offer included engineering, provision and shipment of all the equipment that will make up the plant, and the onsite construction and assembly works.

Phase I of the basic engineering and soil studies started in August 2017 and was completed during the last quarter of 2017. In 2018, phase 2 of this project was started, which included the civil works of the plant and the supply of equipment. During 2020 and 2019, payments were made in the framework of a project for 8,104 and 11,863 million for acquisitions of property, plant and equipment and advance payments, respectively. As a result of the COVID-19 pandemic and in accordance with the social, preventive and compulsory isolation ordered by the Argentine government, the construction process was suspended for about one month. At the end of this fiscal year, all the main equipment and imported material were received at the plant, the civil works together with the metallic structure was basically completed, and significant progress was made on the electrical and mechanical assembly works. As of December 31, 2020, the Group has a debt balance net of advance payments of 675,987. In 2021, the commissioning of the plant is expected to be completed during the second quarter of that fiscal year.

As of December 31, 2020, the committed balance is USD 1.4 million, EUR 0.4 million and $ 285.2 million.

38. TRUST OF ADMINISTRATION

On February 5, 2013, a trust agreement was entered into between Ferrosur Roca S.A. and Banco de la Nación Argentina to conduct the formalization process necessary to manage the funds paid by Ferrosur Roca S.A. for the investment works intended to strengthen the interurban rail system.

The trust assets are the amounts contributed by the trustor which are amounts resulting from the application of the Memorandum of Agreement entered into between the Group and Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Unit for the Renegotiation and Analysis of Public Service Contracts) dated May 19, 2008 and ratified by Decree No. 2017 of November 25, 2008, the income that the trust might earn from temporary placement of idle resources, the funds existing in the current account that the Group held at Standard Bank as of February 2013 and any other amounts that must be added to the trust.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

With the enactment of Resolution No. 218 by the Ministry of Transport on July 27, 2016, which was published on August 3, 2016, the procedure for the certification of works proposed by the railway concessionaires was established.

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

Based on the regulation, the Company recognizes in other receivables the contributions to the Trust Fund for the Strengthening of the Interurban Railway System (“FFFSFI”) for which it has the right of reimbursement for infrastructure works under the concession agreements. The contributions made during 2020 amounted to 87,857.

As the use of the funds must be approved by the regulatory authority, the Group has no right to conduct the relevant activities.

The trustee manages the transactions and invests the funds mainly in term deposits. The Group recognizes interest income and trustee fees in gains or losses.

In year 2019, the first work proposed to the National State was completed with the contributions made by the Company to the FFFSFI. The same consisted of the heavy improvement of railway structure and mechanized treatment of 29.215 KM of track between km. 259 and km. 288,215 Parish Sur - Azul Norte in the Cañuelas-Olavarría branch.

During 2020, the second work was carried out according to this methodology and completed, also on the Monte division between kilometers 295 and 305.

39. RESTRICTIONS TO DIVIDEND DISTRIBUTION

In accordance with the provisions of Law 19,550, the Group is required to make a legal reserve of not less than 5% of the positive result arising from the sum of the income for the year, the adjustments from previous years, transfers of other comprehensive income to retained earnings, and accumulated income (losses) from previous years, to complete 20% of the sum of the capital stock and the balance of capital adjustment.

The Group is subject to normal restrictions on the payment of dividends in the event of an alleged breach under certain agreements or if such payment could otherwise result in an event of default.

The restrictions mentioned in the previous paragraph arise from the loan agreements that the Group entered into with Industrial and Commercial Bank of China (Dubai). According to these, the borrower (the Company) will not allow any dividends to be paid unless:

(a)	no default or event of default has occurred and continues or occurs as a result of such payment; and

(b)	the borrower complies, both before and after the payment of dividends, with the ratio of net debt to EBITDA.

This ratio shall not exceed at the end of each fiscal year of:

(a)	3.50: 1.00 at any time before the occurrence of a “substantial event”; and

(b)	4.50: 1.00 at any time during or after the occurrence of a “substantial event”.

For the purposes of clarifying the above, one or more of the following events are defined as “substantial event” with respect to the Group:

(a)	the beginning of the construction of a new cement plant;

(b)	the completion of an acquisition of any entity (limited liability companies, corporations, joint ventures, associations, trusts or any other company); or

(c)	the performance of any other investment by the Company.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

As of the date of issuance of these consolidated financial statements, the Group is not affected by the restrictions mentioned in the preceding paragraphs.

On September 1, 2019, the Central Bank of the Argentine Republic issued Communication “A” 6,770, subsequently amended by Communication “A” 6,869, where the requirements for access to the exchange market are established for remittance abroad of foreign currency as profits and dividends to non-resident shareholders.

40. FERROSUR ROCA S.A. CONCESSION

On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Cargo Railway Network with the exception of the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect.

Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.

The term of the concession is 30 years, which expires in March 2023, and provides for an extension of an additional 10 years. The area of influence is concentrated in the center and south of the province of Buenos Aires, north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén and Bahía Blanca.

Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018 and in line with the bidding terms and conditions and the concession agreement.

On November 7, 2018, Decree 1027/2018, which regulated Law 27,136, was published in the Official Gazette. The relevant subjects are: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of open access the day following the expiration of the last concession contract (of the three private concessions existing today), including extensions, with the possibility of initiating this modality in systems that are in place when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.

In response to the request for an extension made in due course, the Secretary of Transport Management replied on March 20, 2019 and informed that the concession contract will be realigned under the scope of the CERC created for this purpose and that this process will include the analysis of the extension of the concession term up to a maximum of 10 years in order to enable the implementation of the “open access” mode.

On May 13, 2020, Ferrosur Roca S.A. issued a note to the Ministry of Transport to inform that the application of an extension of the concession timely submitted was subject to the renegotiation and realignment of the concession agreement in order to mitigate the consequences that seriously affect the course of business of that company and disrupt the balance of the concession contract. Therefore, in the event that no agreement is reached in terms satisfactory to both parties that allow the economic feasibility of the concession in the future, the Company reserves the right to withdraw the application for an extension requested in due course. However, Ferrosur Roca S.A. has stated through various notes its intention to negotiate some of the outstanding issues and received as a response that the issues will be dealt with within the scope of the CERC.

In addition, on March 29, 2021, through Resolution No. 219/2021, the CNRT approved the Rules for the National Registry of Railroad Operators and granted such capacity to Ferrosur Roca S.A. and the other current railway concessionaires. Pursuant to such Resolution, once the “open access” scheme is in force, any registered railroad operator will be allowed to provide railroad services regardless of who holds the ownership or possession of the facilities of the loading point or destination. In this sense, the National Government must adopt the necessary measures in order to resume the full administration of the railway infrastructure.

The registration in the railroad operators registry is subject to the compliance of certain requirements depending on the type of service (transport of people or goods), the filing of the information required by the CNRT, the compliance with any other regulations issued by the CNRT and the applicable law, and the compliance with the payment of a registration fee and annual fee. The obligations of the operators under this Registry includes the notification to the CNRT of any changes in its corporate structure, the sale of its equity and/or any circumstance adversely affecting the railroad services or the compliance with the requirements and conditions pursuant to which the registration was granted, among others; and the filing of its annual financial statements. The rules also created a set of provisions for determining the regime of violations to the rules and provide that the CNRT will prepare an annual report on each operator’s performance and compliance with the rules and other applicable law.

As of the date of issuance of these financial statements, Ferrosur Roca S.A. has not been called to start the renegotiation process under the scope of the CERC, and has not held any other meeting. It is also important to reiterate that at the end of this year the National State did not do any work on the infrastructure of the concessions, an essential condition for the implementation of the “open access” system.

Finally, as of the date of issuance of these financial statements, the Group Management understands that it has timely and duly taken all the steps provided for in the concession contract for the purpose of obtaining the extension of the concession for an additional period of 10 years. However, to date, the extension has not been granted and the Group is therefore awaiting news to that end. In this regard, the Management of the Group has considered the extended concession period for the purposes of all required assessments and accounting estimates, especially those related to the recoverability of certain non-current assets affected by the concession.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

41. COMPLAINTS BROUGHT AGAINST THE GROUP AND OTHERS IN THE UNITED STATES

During 2018, the following lawsuits were brought in the United States (“USA”) against the Group, its directors and some of its first-line managers and the controlling shareholder at the time of the Company’s initial public offering of 2017 (“Initial Public Offering” or “IPO”).

1. State Class Action Kohl v. Loma Negra CIASA, et al. (Index No. 653114/2018—Supreme Court of the State of New York, County of New York).

The complaint was filed in June 2018 by Dan Kohl –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the state courts of New York. The banks that placed the ADSs have also been sued. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Laws on grounds of allegedly false representations contained in the Offering Memorandum and/or failure to include relevant information. On March 13, 2019, the Company filed a motion to dismiss against the (amended) complaint filed by the plaintiff in January 2019. On May 10, 2019, the plaintiff opposed the motion to dismiss. On October 22, 2020, the US state court partially granted the request for dismissal timely filed by the Company. Accordingly, on February 1, 2021, the Company appealed the decision with respect to the allegations of the complaint that were not dismissed in the first instance. Therefore, as of the date of issuance of these consolidated financial statements the lawsuit continues with respect to the allegations that were not dismissed by the court. Moreover, to date, the complaint has not been certified as a class action.

2. Federal Class Action Carmona v. Loma Negra CIASA, et al (1:18-cv-11323-LLS—United States District Court Southern District of New York).

The complaint was filed in December 2018 by Eugenio Carmona –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the US federal courts sitting in New York. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Law on grounds very similar to those alleged in the first complaint. On February 25, 2019, the Court appointed Sandor Karolyi as lead plaintiff. On April 26, 2019, the plaintiff filed the amended complaint. On September 19, 2019, the Company submitted a motion to dismiss against the complaint filed by the plaintiff. On April 27, 2020, the Court sustained the motion to dismiss filed by the Company. Pursuant to this first instance judgment, the court dismissed all the accusations made in the class action lawsuit against the Company, the controlling shareholder, its board members, and certain first-line managers at the time of the IPO. Finally, on July 21, 2020, the plaintiffs voluntarily withdrew the appeal filed against the judgment of first instance that fully admitted the motion to dismiss submitted by the Company. Accordingly, a final and conclusive judgment was rendered in favor of the Company and the rest of the defendants and the lawsuit came to an end.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

42. SALE OF INTEREST IN YGUAZÚ CEMENTOS S.A.—DISCONTINUED OPERATIONS

On August 21, 2020, the Group decided to sell the interest in the Paraguayan company Yguazú Cementos S.A., which represented 51% of such company’s capital stock, to a company related to the Paraguayan shareholder of Yguazú Cementos S.A.

The Group approved the above sale because the Board of Directors has considered that the goals established for the investment in Yguazú Cementos S.A. have been met, in line with the strategic goals of the Group, which are the constant pursuit and implementation of high potential projects. For this reason, after having started the marketing operations in Paraguay in 2000, built and operated the plant since 2013, and currently achieving high production and profitability standards, the Group has decided its sale.

As of the date of issuance of these consolidated financial statements, the Group has collected 93% of the total amount agreed for the transaction, and the remaining price amount will be collected in 13 consecutive monthly installments between January 2021 and January 2022. Due to the fact that the transaction amount has been established in foreign currency and made available abroad, the Group has conducted various transactions with Argentine securities nominated in US dollars bought in the US market and sold in the Argentine market, which has generated a profit that has been classified within the financial results, that has been classified within the financial statements net as “Profit from operations with securities” (Note 10).

Due to the transaction described above, the Group classified the income associated with the transaction of Yguazú Cementos S.A. as a discontinued operation, which represented the entire cement operating segment in Paraguay until August 21, 2020. With this income classified as discontinued operations, the cement segment in Paraguay is no longer presented in the segment note. In addition, the balances as for the period ended December 31, 2019 and 2018, and income or loss as of December 31, 2019, which are presented for comparative purposes and arise from the consolidated financial statements as of that date, have certain reclassifications related to the sale of the interest mentioned above for their comparative presentation with those of this period.

The results of the discontinued operations, which have been included in the profit for the year, were as follows:

	2020	2019	2018
Revenues	2,969,459	5,276,393	4,903,157
Operating costs and expenses	(2,236,741)	(3,766,185)	(3,618,156)
Financial results, net	(159,589)	(394,142)	(474,842)
Reclassification of foreign exchange gains /(losses) recognized in other comprehensive income	303,484	—	—
Gain on disposal of discontinued operations (*)	5,769,070	—	—

Profit (loss) before income tax	6,645,683	1,116,066	810,159
Income tax	(1,517,082)	(95,811)	(66,461)
Net profit for the year from discontinued operations	5,128,601	1,020,255	743,698

Net profit for the year from discontinued operations attributable to:
Owners of the parent company	4,876,687	520,347	379,298
Non-controlling interest	251,914	499,908	364,399
Net profit for the year from discontinued operations per (basic and diluted) share attributable to:
Owners of the parent company (in pesos)	8.1820	0.8730	0.6364
Non-controlling interest (in pesos)	0.4227	0.8387	0.6114

(*)

It is the agreed price of the transaction, which amounted to 9,013,416, net of the derecognition of the equity value of the long term investment by 3,185,411 and the costs related to the sale for 58,935.

The information summarized in the statement of cash flows generated by the Yguazú Cementos S.A. transaction for the years ended December 31, 2020, 2019 and 2018 are as follows:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

	2020	2019	2018
Net cash generated by operating activities	837,590	1,511,718	1,576,277
Net cash used in investing activities	(137,227)	(48,890)	(167,013)
Net cash used in financing activities	(2,573,229)	(1,570,984)	(660,367)

Total funds used during the fiscal year for discontinued operations	(1,872,865)	(108,155)	748,897

The main assets and liabilities of Yguazú Cementos S.A. as of December 31, 2019 are presented below:

2019
Assets
Property, plant and equipment	7,517,437
Inventories	875,908
Other assets	90,427
Trade receivables	518,002
Cash and banks	1,719,399

Total assets	10,721,173
Liabilities
Borrowings	4,106,480
Accounts payable	448,327
Deferred tax liabilities	64,506
Other liabilities	83,906

Total liabilities	4,703,219
Shareholders’ equity attributable to owners of the parent company	3,069,256
Non-controlling interest	2,948,698

Total shareholders’ equity and liabilities	6,017,954

43. THE ARGENTINE ECONOMIC CONTEXT

On October 27, 2019, Argentina held presidential elections, which ended up in the election of Alberto Fernández as President of the Nation, who was inaugurated on December 10, 2019 and started a process of changes in the decisions adopted by the previous administration. The priority of the new administration was to implement solutions for the difficulties in the economic and social areas. To this end, the national government has carried out the necessary efforts to renegotiate the payment of the external debt, and has incorporated measures aimed at preserving the reserves of the Central Bank of the Argentine Republic, reducing the fiscal deficit and obtaining improvements in productive capacity, among other various measures mentioned below.

The central issues of the macroeconomic scenario in Argentina are as follows:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

a.	Economic Activity

The economic activity in 2019 showed a downturn that subsequently sustained remained stable and then increased due to the COVID-19 pandemic in 2020. Certain sectors have had greater declines in activity, including the discontinuation of operations. In addition, unemployment has increased at a 13% rate, according to the latest information provided by INDEC in September 2020. As a measure to moderate the effects mentioned above, the national government has established certain financial aids for companies and extended until the end of April 2021 the ban on dismissals without cause and due to lack or reduction of work and force majeure, and for the whole year 2021 the obligation to double severance payments with certain limits.

b.	Fiscal Imbalance

The decrease in the activity and the subsequent reduction in collections led to a significant fiscal imbalance, with the Argentine economy estimated to fall by 10% in 2020, as compared to an estimated 4% decrease in the global GDP.

c.	Monetary Imbalance

This imbalance has been particularly driven by the issuance of money to finance the expansion of public spending allocated to subsidies to alleviate the effects of the COVID-19 pandemic. These subsidies were granted through various instruments such as: (i) the Work and Production Assistance (“ATP”, for its acronym in Spanish) and Productive Recovery (“REPRO”, for its acronym in Spanish) programs, designed to assist companies in the payment of salaries and wages; (ii) Emergency Family Income (“IFE”, for its acronym in Spanish) intended to compensate for the loss or decrease of income of persons affected by the pandemic emergency; and ((iii) a credit line for SMEs with a 24% annual subsidized rate, and (iv) a 0% rate credit line for small taxpayers and self-employed workers. The imbalance due to money issuance is an inflation factor and also favors the widening of the exchange rate gap.

d.	International Reserves

The fall in the international reserves of the Central Bank of Argentina (“BCRA”), accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and use of foreign currency and on foreign payments, which in turn created a significant gap between the official exchange rate and that of freer foreign exchange markets.

e.	Sovereign Debt

The agreement reached in August 2020 with foreign private creditors for the exchange of notes for USD 63,500 million with maturities between 2029 and 2046 has been regarded as a positive aspect that made it possible to extend the first interest and principal payments until 2024 and represents savings of about USD 38 billion over the next 10 years. The agreement with private creditors makes it possible to better address a new debt-cancellation program with the International Monetary Fund (“IMF”), which is expected to take longer and can bring about a tax, labor, and pension reform.

f.	Inflation

The national consumer price index published by INDEC accumulated 36.1% in the year. This increase occurs in an inflation scenario repressed by the prevailing recession, and due to a framework of uncertainty that causes the population to accumulate or place funds in government-driven financial instruments.

44. EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the World Health Organization declared the outbreak of the new coronavirus (COVID-19) as a pandemic.

With the recent and rapid development of this outbreak, the countries where the Group has operations have required the entities to limit or suspend commercial operations and implemented travel restrictions and quarantine measures. In this regard, on March 19, 2020, the National Executive Branch, by means of Decree No. 297/2020, established the social, preventive and compulsory isolation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

By virtue of that decree, the Group: (i) temporarily suspended the production and dispatch of cement, concrete, and aggregate operations until the necessary conditions to resume activities were in place; (ii) temporarily suspended the construction project of the second line of the L’Amalí plant in Olavarría city, until the necessary conditions were met to resume activities; (iii) implemented the use of remote work for all administrative employees of the Group; and (iv) created a crisis committee to monitor and evaluate the implementation of measures to mitigate the effects resulting from this situation.

From the date of the aforementioned decree and until the date of issuance of these consolidated financial statements, certain activities and services have been authorized by the National Executive due to a gradual flexibilization of the isolation scheme established in March.

According to the flexibilization mentioned above, the Company has resumed the production and dispatch of cement, concrete and aggregate operations since April 6, 2020, working with the current volumes of market demand which are about 5.6% below the volumes recorded in the previous fiscal year.

On the other hand, the Company obtained the authorization to resume the second-line works in L’Amalí plant, under the strict sanitary protocols established by the Provincial Government and the Group.

In relation to the railway activity operated through the subsidiary Ferrosur Roca S.A., due to the situation described above, on April 13, 2020, this subsidiary submitted before the Ministry of Labor, Employment and Security of the Nation a preventive crisis procedure for the purpose of applying for certain benefits stipulated in article 6(b) of the Necessity and Urgency Decree No. 332 of 2020. As a result of this submission, such company obtained Work and Production Assistance (“ATP”) for the months of April and May; further negotiations were held with the unions that ended up in a joint submission for the payment of non-remunerative sums and in the putting-off of some additional measures, such as lay-offs, all of which were carried out under the proceedings of the crisis preventive process referred to above. These steps were taken to minimize the serious economic effects that triggered the crisis in Argentina and the measures adopted to deal with COVID-19 with respect to the activities carried out by Ferrosur Roca S.A. During the second half of this fiscal year, Ferrosur Roca S.A. achieved a limited recovery in volume after capturing new businesses. Nevertheless, in the current context of operation and industry in general, tariffs are losing competitiveness due to the inflation and devaluation process on the operating costs of that company.

Finally, as of the date of issuance of these consolidated financial statements, the Group continues its evaluations in order to adapt its operational structure to the current volumes of operation, working jointly with the various control agencies, and different industry stakeholders, and has not identified any adjustments in the valuation of assets or in relation to the adequacy of liabilities to be recognized in these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

(figures expressed in pesos - $ - except as otherwise stated)

45. SUBSEQUENT EVENTS

The Group has considered events after December 31, 2020 to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed until April 29, 2021, the date when the consolidated financial statements were available for issue.

45.1 Assignment of Parent Company Shares

On January 06, 2021, InterCement Trading e Inversiones S.A. transferred its total ownership interest in Loma Negra C.I.A.S.A., which represented 51.0437% of its capital stock, to InterCement Trading e Inversiones Argentina S.L., thus bringing about a change of the Company’s parent company. This company belongs to the same economic group.

45.2 Acquisition of Treasury Stock

On February 12, 2021, the Board of Directors of the Company approved a plan for the acquisition of treasury stock, for a period of 90 days and a maximum amount of 750 million. Acquisitions will be carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

The purpose of the approved repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

The maximum amount to be invested is up to 750 million or the lowest amount resulting from the acquisition to reach 10% of the capital stock. Treasury stock may not, on the whole, exceed the limit of 10% of the capital stock in accordance with Article 64 of the Capital Market Law. Such acquisition shall be made with realized and liquid profits, since the Company has the necessary liquidity to carry out the approved acquisition of treasury stock without affecting its solvency.

Until the date of issuance of these financial statements, the Company acquired 673,900 treasury shares for a total value of 114,832.