Form 20-F
period 2021-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2022-04-29
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report

For the transition period from___________________________ to ___________________________
Commission

file number:
001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL
ARGENTINA SOCIEDAD ANÓNIMA
(Exact name of Registrant as specified in its charter)

LOMA NEGRA CORPORATION	Republic of Argentina
(Translation of Registrant’s name into English	(Jurisdiction of Incorporation or organization)
Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)
Marcos Isabelino Gradin
Cecilia Grierson 355, 4th Floor
Zip Code
C1107CPG
–
Ciudad Autónoma de Buenos Aires
Republic of Argentina
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued and outstanding shares of each class of stock of Loma Negra
Compañía Industrial Argentina
S.A. as of December 31, 2021 was:
585,400,970 ordinary shares, nominal value Ps.0.10 per share
, excluding 10,625,520 treasury shares

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
In this annual report, unless otherwise indicated or the context otherwise requires:

•
all references to “Loma Negra”, “our company”, “we”, “our”, “ours”, and “us”, or similar terms are to the registrant, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a corporation organized as a
Compa
ñ
í
a Industrial Argentina Sociedad An
ó
nima
under the laws of Argentina, and its consolidated subsidiaries;

•	all references to “our controlling shareholder” or to the “InterCement Group” are to InterCement Participações S.A. and its subsidiaries;

•	all references to the “InterCement Brasil” are to InterCement Brasil S.A.;

•	all references to “Yguazú Cementos” are to Yguazú Cementos S.A.;

•	all references to “Cofesur” are to Cofesur S.A.U.;

•	all references to “Ferrosur” or “Ferrosur Roca” are to Ferrosur Roca S.A.;

•	all references to “Recycomb” are to Recycomb S.A.U.;

•	all references to “Argentina” are to the Republic of Argentina;

•	all references to “Paraguay” are to the Republic of Paraguay;

•	all references to the “Argentine government” or the “government” are to the federal government of Argentina;

•	all references to the “BCRA” or “Argentine Central Bank” are to the Argentine Central Bank ( Banco Central de la Rep ú blica Argentina) ;

•	all references to “CNV” refers to the Argentine securities regulator (Comisión Nacional de Valores);

•	all references to “U.S. dollars”, “dollars” or “US$” are to U.S. dollars;

•	all references to the “peso ” , “pesos” or “Ps.” are to the Argentine peso , the official currency of Argentina;

•	all references to the “ Guaran í ”, “ Guaran í es ” or “G.” are to the Paraguayan guaran í , the official currency of the Republic of Paraguay;

•	all references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB; and

•	all references to “AFCP” are to the Argentine National Association of Portland Cement Producers ( Asociaci ó n de Fabricantes de Cementos Portland ).
All references in this annual report to “tons” shall also include “metric tons.” References to “dmt” are to dry metric ton. References to “kt” shall mean “kiloton”, equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours. The term “m
3
” refers to cubic meter, and “kcal/kg” to kilocalories per kilogram. The term “FOB” refers to the Incoterm “Free on board”.

Financial Statements
We maintain our books and records in constant pesos, the presentation currency for our consolidated financial statements and also the functional currency of our operations in Argentina
.
We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 is stated in pesos, our reporting currency.
This annual report includes our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019, together with the notes thereto, or “our audited consolidated financial statements”. All references herein to “our financial statements”, “our audited consolidated financial information”, and “our audited consolidated financial statements”, are to or derived from our consolidated financial statements included elsewhere in this annual report.
Our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy starting July 1, 2018.
Financial information presented in constant currency
IAS 29,
Financial Reporting in Hyperinflationary Economies
(“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.
In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of December 31, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year.
In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national the consumer prices index (
Í
ndice de Precios al Consumidor
—
IPC
), or CPI, published by the
Instituto Nacional de Estad
í
sticas y Censos
(the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices index (
Í
ndice de Precios Internos al por Mayor
—
IPIM
), or WPI, published by the INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2021, 2020 and 2019 was 50.9%, 36.1% and 53.8%, respectively.
Market Data and Other Information
We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Argentine National Association of Portland Cement Producers (
Asociaci
ó
n de Fabricantes de Cementos Po
rtland)
, or AFCP; the BCRA; the INDEC; and the International Monetary Fund, or IMF.
In January 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, modified the methodology used to calculate certain of its indices. On January 8, 2016, the former Macri administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. As a result of this decree, the publication of certain macroeconomic figures was suspended. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the CPI increase was 53.8%, 36.1% and 50.9% for the years ended December 31, 2019, 2020 and 2021, respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2019, reporting an increase of 58.5%, for year ended December 31, 2020 an increase of 35.4% and for year ended December 31, 2021 an increase of 51,3%.

See
“
Item 3.D Key Information—Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins
”
.
Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D Key Information—Risk Factors” in this annual report.
Rounding
We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

v

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include the principal risks relating to the Company and its business described in “Part I, Item 3. Key Information—D. Risk Factors,” which are also summarized below:

•	general economic, political and business conditions, in Argentina, including government policies;

•	inflation, fiscal deficit, the devaluation of the peso and exchange rate risks in Argentina;

•	restrictions on the ability to exchange peso into foreign currencies and transfer funds abroad;

•	implementation of exchange controls and restrictions on capital inflows that limit credit availability;

•	government intervention in the Argentine economy;

•	developments in markets outside of Argentina that may indirectly affect the Argentine economy;

•	the duration and severity of the 2019 novel strain of coronavirus disease (SARS-CoV-2, or “COVID-19”) outbreak and its impacts on our business and on the global and Argentine economy;

•	the cyclical nature of the cement industry;

•	the competitive nature of the industry in which we operate;

•	construction activity levels, particularly in the markets in which we operate;

•	price volatility of the raw materials we sell or purchase to use in our business;

•	the cost and availability of financing;

•	energy costs and shortages of electricity and government responses to them;

•	political instability or armed conflict in oil and natural gas producing regions, including the conflict in Ukraine, which increases energy costs;

•	transportation, storage and distribution costs;

•	our direction and future operation and implementation of our principal operating strategies;

•	the implementation of our financing strategy and capital expenditure plans;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	legal and administrative proceedings to which we are or become party (individually or jointly with our controlling shareholder);

•	existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Argentina;

•	the estimation mistakes about the state of our mines and mineral reserves.

•	operational risks and insurance costs;

•	private investment and public spending in construction projects;

•	early termination of our public concessions;

•	industry trends and the general level of demand for, and change in the market prices of, our products and services;

•	market volatility and fluctuation of the price of our ADS; and

•	ongoing costs and risks associated with compliance with the Sarbanes-Oxley Act.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us, and speak only as of the date thereof. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Item 3.D Key Information—Risk Factors” in this annual report.
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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management
Not applicable.

B.	Advisers
Not applicable.

C.	Auditors
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics
Not applicable.

B.	Method and Expected Timetable
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Our business faces significant risks. You should consider carefully the risks described below and all other information contained in this annual report. If any of the following risks were to occur, our business, financial condition and results of operations would likely be materially adversely affected. In that event, the trading price of our ordinary shares or American Depositary Shares, or ADSs, would likely decline and you might lose all or part of your investment. The following risks are not the only risks that we face; we are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Cautionary Statement with Respect to Forward-Looking Statements”.
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

Investing in a developing economy such as Argentina entails certain inherent risks.
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
The Argentine economy has experienced extreme volatility in the recent decades, with uneven periods of economic growth, high inflation and devaluation of the peso against the U.S. dollar. Therefore, our business and operations may be affected by the economic and political events that may affect the Argentine economy, such as: price controls, foreign exchange controls, currency devaluations, high interest rates, increase in public expenses, tax increase or other regulatory initiatives that increase the Argentine government’s intervention in the economy.
On September 1, 2019 the Argentine government reintroduced strong restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities and that remain effective as of the date of this report. See
“Item 10.-D) Exchange Controls” .
The Social Solidarity and Productive Reactivation Law No. 27,541, enacted in December 2019, and its regulatory Decree No. 99/2019 (the “Solidarity Law”), as amended from time to time, declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters and delegated legislative powers to the Argentine Executive Branch until December 31, 2024, and introduced important additional foreign exchange restrictions and tax modifications. It should be noted that according to Decree of Necessity and Urgency No. 867/2021 the public emergency in health was extended until December 31, 2022.

Since December 2019, upon the outbreak of the
COVID-19,
the global economy has been negatively impacted, causing the disruption of the financial markets and international trade. In spite of the fact that, according to INDEC, during 2021 there was a recovery of the economic activity reflected in the 10.3% GDP growth, there is uncertainty about the following years due to possible new strains of
COVID-19.
To contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank’s international reserves from US$65.7 billion as of December 31, 2018 to US$43.24 billion as of April 17, 2022. However, the actual net liquid international reserves of the Argentine Central Bank would be substantially lower, as reported by private sources. Moreover, the Argentine government has been financing all economic assistance related to the
COVID-19
pandemic with a significant issuance of currency, which has also contributed to increase inflation, the demand for U.S. dollars and the devaluation of the peso. In spite of that, as mentioned above, the Argentine economy has recovered from 2020´s drop, with an increase of 10.3% in the GDP. While consumption, investment and exports have rebounded strongly, the scarcity of reserves to finance growth and exchange rate instability remain an ongoing concern.
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
Agreement”)
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
As of the date of this annual report, the IMF disbursed an aggregate of US$44.70 billion under the
Stand-By
Agreement. As of December 2021, the Argentine government has repaid approximately US$3.8 billion of principal under the
Stand-By
Agreement and has negotiated the restructuring of the
Stand-By
Agreement into an extended fund facility program with the IMF in connection with payments that mature in 2022. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though a Staff-Level Agreement which was approved by the IMF’s executive board on March 3, 2022 and approved by the Argentine Congress on March 17, 2022. Ultimately, the Staff-Level Agreement was approved definitely by the IMF´s executive board on March 25, 2022. The Staff-Level Agreement seeks to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. In accordance to the Staff-Level Agreement, Argentina will be paying its debt from 2026 to 2034.
To prevent shortage of goods, the Secretary of Domestic Commerce issued Resolution No. 237/2021 by means of which it created the Information System for the Implementation of Economic Reactivation Policies (“
Sistema Informativo para la Implementación de Políticas de Reactivación Económica
” or “SIPRE”), in which certain companies, including our company, must report monthly the prices of their products, quantities sold and stocks of final and intermediate goods.
Despite all these measures adopted by the Argentine government, according to the INDEC, Argentina’s real GDP continues to decrease by 2.2% in 2019. In addition, in 2020 the general macroeconomic conditions worsened as a result of the
COVID-19
pandemic. According to INDEC, during 2020 GDP declined by 9.9%. However, according to INDEC, the Argentine economy has recovered in 2021, with an increase of 10.3% in the GDP.
A decline in international demand for Argentine products, a lack of stability and competitiveness of the peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may continue to adversely affect the development of the Argentine economy, which could lead to a reduced demand for our products and services and adversely affect our business, financial condition and results of operations.

If current levels of fiscal deficits are not reduced, the Argentine economy could be adversely affected, negatively impacting our business and results of operation.
In the past, Argentina has had important macroeconomic imbalances, including frequent and critical fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficit in approximately 90% of the time (47 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation. The fiscal deficit reached 5.2% of GDP in 2018, 4.9% of GDP in 2019, 8.5% of GDP in 2020 and 4.5% in 2021.
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
Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In December 2015, the new administration suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 53.8% in 2019, 36.1% in 2020 and 50,9% in 2021. In the first quarter of 2022, the inflation reached rates of 16.1%.
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
The government reported a primary fiscal deficit of 3.8% of GDP in 2018, 1.7% GDP in 2019, 6.5% GDP in 2020 and 3% in 2021. However, one of the principal aims of the Staff-Level Agreement is a gradual reduction of the fiscal deficit. It includes a strategy with the objective of reaching a primary fiscal deficit of 2,5% of GDP in 2022, and expect it to be reduced to 1.9% of GDP in 2023 and 0.9 of GDP in 2024.
Since December 2019, the new administration has not adopted measures to control inflation, other than the execution of an agreement with the United Association of Supermarkets in January 2020, to control the prices of 336 basic products (which was extended in January 2021 and expanded to include 260 additional products), and the enactment of the Products Display Law No. 27,545 and Resolution No. 926/2021, which regulates the offer and display of products in supermarkets and also provides certain conditions that must be fulfilled in the commercial relationship between the commercialization centers and their suppliers, including compliance with the good commercial practices’ code which is also created by the law. In April 2022, the Secretary of Domestic Commerce renewed the list of prices controls on 1763 basic products until July 7, 2022, and the government adopted a series of measures to increase the fiscalization of prices and increase the offering of products in the domestic market by restricting exports and regulating the access of small and medium companies’ products in supermarkets, among others.
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
Similarly, Argentine Generally Accepted Accounting Principles (“
Argentine GAAP
”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation.
In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a hyperinflationary economy and on September 2018, the Argentine Federation of Economic Sciences Professionals Bodies (
Federaci
ó
n Argentina de Consejos Profesionales de Ciencias Econ
ó
micas
), also stated that the adjustment to reflect inflation should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending since July 1, 2018.
Adjustments to reflect inflation, such as those required by IAS 29 was prohibited by law No. 23,928. Additionally, Decree No. 664/03, issued by the Argentine government, instructed regulatory authorities, such as the CNV, to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 eliminating the prohibition of indexation on financial statements. According to the foregoing, on December 26, 2018, the CNV admitted the adjustments to reflect inflation under IAS 29 for the periods ending on and after December 31, 2018. For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the Wholesale Price Index for the CPI, and modified the standards for triggering the tax indexation procedure. During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. According to applicable law and if no additional tax reform is passed, for fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative of positive) would be allocated by fiscal year.
In 2019 and 2020 the tax indexation procedure was triggered; however, the Law No. 27,541 established that the income or loss arising from the tax indexation procedure corresponding to fiscal periods 2019 and 2020 must be proportionally allocated in a six-year period.
As a result, beginning with the period ending on December 31, 2018, we and our Argentine subsidiaries prepare financial statements in compliance with IFRS or Argentine GAAP, adopting IAS 29 and TR 17 for regulatory purposes in Argentina. See
“
Item 5 Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Inflation
”
.
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
Argentina has a history of high volatility in its foreign exchange markets, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to pay their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reduce real wages and jeopardize our business, which depends on domestic market demand.
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

Given the political and economic landscape, the administration of former President Macri re-introduced
rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the FX Market by individuals and entities. See item 10.D
“
Additional Information—Exchange Controls
”. Despite the measures adopted by the Argentine government to try to control the increasing depreciation of the peso, in 2021 the peso accumulated a depreciation of 22,11 % against the U.S. dollar, based on the official exchange rates published by the Argentine Central Bank and several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differ substantially from the official Argentine
peso-U.S.
dollar exchange rate. See item 10.D “Additional Information – Exchange Controls”.
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
Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. Since June 2017, the minimum salary was raised from Ps.10,000 to Ps.30,000, as of the date of this report (in nominal terms without adjustment for inflation). Due to high levels of inflation, both public and private sector employers experience significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase in registered private sector salaries of approximately 30.4% in 2018, 44.3% in 2019, 34.4% in 2020 and 55,3% in 2021. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security.
On March 31, 2020, due to the
COVID-19
pandemic, the Argentine government issued Decree No. 329/2020, which prohibits dismissals without cause, dismissals due to force majeure or lack or decrease work and suspensions based on lack or reduction of work and/or force majeure during the next 60 days from the date of publication of the decree. After several extensions, the prohibition was extended until December 31, 2021. Such prohibition was not applicable to employees hired after December 13, 2019. As of the date of this annual report, the abovementioned prohibition is not in force. Notwithstanding, according to Decree 886/2021, employees dismissed without cause that were hired before December 13, 2019 are entitled to receive, in addition to the regular severance package, the following increase: (a) 75% of the severance package (if the dismissal is performed between January 1, 2022 and February 28, 2022);

(b) 50% of the severance package (if the dismissal is performed between March 1, 2022 and April 30, 2022), and (c) 25% of the severance package (if the dismissal is performed between May 1, 2022 and June 30, 2022). The increase is gradually reduced until its termination effective as from July 1, 2022. The increase is capped at Ps.500,000 and does not apply to employees hired after December 13, 2019.
On August 2021, by means of Circular No. 220, AOMA (
Asociación Obrera Minera Argentina
) established in the Cement Division of the mining activity a “State of Alert” by alleging lack of response from the company in the framework of the salary negotiations 2021 related to the Collective Bargaining Agreements No. 53 and 54/89.
On October 2021 Minerar our main third party contractor reached an agreement with AOMA, after a strike initiated by the Union at the L’Amalí plant in Olavarría (due to a union framing conflict). As of reaching such agreement there were no further claims from AOMA in that regard
On November 2021, AOMA Olavarría denounced that Loma Negra did not pay correctly the relevant 13th salary and that it excluded some employees from the payment of a “Covid Award”. On March 2022, we received a fine by the Ministry of Labor. We appealed in April, 2022, and the appeal is pending as of the date of this annual report.
The Argentine Government may adopt new measures that determine salary increases or additional benefits for workers, and workers and their unions can press employers to comply with such measures or obtain other benefits. Any salary increase or additional benefit could result in an increase in costs and a decrease in the results of the operations of Argentine companies, including those of Loma Negra.
The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.
Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, since September 1, 2019 the Argentine government imposed rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina See
“
Item 10.D Additional Information—Exchange Controls
”
.
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
In the past, the Argentine government also imposed informal restrictions on the ability of entities and individuals to purchase foreign currency, consisting in de facto measures as those described in the first paragraph. Notwithstanding the measures adopted by the Argentine government in the recent years, in the future the Argentine government could reinstate further exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the peso, which could further limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could further impair our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of the ADSs.
Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Peso, and as a result, affect our results of operations, our capital expenditure program and our ability to pay our foreign currency liabilities.
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
The government of President Alberto Fernandez, among other, enacted the Solidarity Law, see
“
Risk Factors – Risks Relating to Argentina – Argentina
’
s growth and stability may not be durable
”
and
“
Additional Information – Taxation
”
.

According to INDEC, Argentina’s structural current account deficit reached US$4.0 billion in 2019 and US$27.1 billion in 2018. In 2020 the current account accumulated a surplus of US$3.0 billion, although the fourth quarter of 2020 registered a deficit of US$1.4 billion year over year. The surplus in 2020 originated in the reduction of net expenses due to a decrease of imports of goods and services and international travels, among others. Finally, in 2021 there was also a surplus of US$3.287 million.
During the former Macri administration, the account deficit was financed with external debt issuances in the international debt markets
~~.~~
In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets.
Because foreign direct investment remains stagnant in Argentina, Argentina and its provinces may not be able to fulfill their debts obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, when investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could lead the Argentine government to default on its debt and cause a rapid and unanticipated depreciation of the peso, an increase in local interest rates and a banking system crisis if bank deposits are largely withdrawn following social unrest.
These events have already taken place in recent decades in Argentina, and the impact of new governmental measures on the Argentine economy as a whole cannot be predicted. As of the date of this report, the results of the measures already implemented and the Argentine government’s measures related to the outbreak of
COVID-19,
impacted the primary and financial deficit in 2020, that reached 6.5% of GDP, as a result of the income and expenses measures that the Argentine government implemented to face the pandemic. Alberto Fernández’s government measures aims to stabilize state accounts, but in principle they intend to maintain expansive policies that would mean initially even more increases in public spending, financed through the expansion of currency issuance.
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
The Argentine government’s ability to obtain financing from international markets has been limited
.
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
On January 28, 2022, the IMF and the Argentine government reached an understanding; and the final agreement was approved by the IMF’s executive board on March 3, 2022. On March 17, 2022 the Argentine Congress approved this agreement, which allowed, among others, to avoid defaulting again. Ultimately, the Staff-Level Agreement was approved definitely by the IMF´s executive board on March 25, 2022.

The Staff-Level Agreement aims at lowering the fiscal deficit, the inflation, subsides, among others, in consistent with continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth.
We cannot be sure of the effects of the Staff-Level Agreement or how it will be implemented in practice, but it is important that Argentina has not fallen back into default.
Lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.
Government intervention may adversely affect Argentine economy, Argentine companies and, as a result, our business and results of operations.
During recent years, the federal government has exercised substantial control over the Argentine economy.
Since taking office in December 2019, the Fernández Administration implemented several measures that increased the government intervention, for example: i) the Solidarity Law ; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; iv) the Supermarkets’ Shelf Law published on March 17,
2020; and v) Decree No. 690/2020, which was published on August 22, 2020, and regulated certain services tariffs.
Among other things, the Solidarity Law froze the electricity and natural gas tariff rates until December 31, 2020 and instructed the relevant regulatory agencies to pursue a mandatory renegotiation of those rates. As of this annual report, a tariff renegotiation is in process and public hearings are expected.
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
Pursuant to Resolution No. 415/2020, published on September 28, 2020, the Secretary of Domestic Commerce approved a sample agreement with companies that commercialize or produce construction materials, to cap price increases of construction materials. In this regard, we entered into an agreement with the Secretary of Domestic Commerce pursuant to which Loma Negra agreed to sell certain products to one of the biggest retail establishments of Argentina at a maximum price depending on the region of the country. The prices shall be subject to a quarterly review. The agreement was in force until September 1, 2021. On September 6, 2021, the Secretariat of Domestic Commerce announced the renewal of this agreement on its official website, which will be valid for one year
Furthermore, on 17 June 2021, the Secretariat of Domestic Commerce submitted a new Programme with companies that commercialize construction materials to establish prices for construction inputs in stockyards. It should be noted that this Programme is complementary to the other agreement mentioned above and will be in force for one year.
In addition, on March 17, 2021, the Secretary of Domestic Commerce issued Resolution No. 237/2021 by means of which it created SIPRE, in which certain companies, including our company, must report monthly the prices of their products, quantities sold and stocks of final and intermediate goods.
Furthermore, through Resolutions No. 204/2021 and No. 862/2021, the National Agency of Telecommunications approved additional maximum fee increases in their retail prices as of March 2021 and as of July 2021, respectively, for certain Internet Access Value Added Services licensees, Subscription Radio Broadcasting Services by Physical or Radioelectric link licensees and Subscription Broadcasting Services through Satellite link (DTH or Satellite TV) licensees, subject to certain specific plans and amount of total accesses.
Since September 1, 2019, the Argentine Executive Brunch reinstated strong exchange controls and restrictions limiting the access to the FX Market for purchases and transfers outside Argentina of foreign currency. See
“Item 10.D Additional Information—Exchange Controls”
Interventions by the Argentine government similar to those described above can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

As of the date of this annual report it is not possible to predict whether the current administration will promote additional actions related to price controls of products elaborated by us. In case it does, we cannot predict how these measures will affect our results of operations. Please bear in mind that due to the
COVID-19
pandemic the Federal Government intervention on economic, trade and regulatory matters has increased substantially.
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
The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis. After the economic crisis of 2015 and 2016, the Brazilian economy is slowly recovering. The real growth per capita has recovered 10% in 2021, but is still 15% down from 2019 figures. As of December 31,2021, the unemployment rate is 11.9%, as compared to 15.0% at the end of 2020. On January 1, 2019, Jair Bolsonaro assumed office as a neoliberal and conservative politician. Brazil faces general elections in 2022 that could imply a substantial change in the conservative policies of the Bolsonaro administration, or a ratification of his government.. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.
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
Jerome H. Powell the chair of the U.S. Federal Reserve has expressed the intention to continue with the policies of the Federal Reserve to gradually rise the interest rates as the economic conditions of the U.S. improve or due to inflation.
On February 24, 2022, Russian military forces launched a major assault against Ukraine, which led to a conflict that is ongoing as of the date of this annual report. Trade disruptions caused by the conflict and economic sanctions have caused instability and increases in the prices of energy and raw materials, which may affect the price and demand for our products.
In addition, Argentina is highly dependent on the export of certain commodities, such as soy, which has made the Argentine economy more vulnerable to fluctuations in the commodities prices. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues.
All these circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to manage its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economic growth and, therefore, our financial condition and results of operations.

The Argentine banking system may be subject to instability, which may affect our operations.
The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of the credit activity. Such recovery has been severely impacted by the
COVID-19
pandemic. Although the financial system’s deposits continue to grow in nominal terms, these deposits are mostly short-term and the sources of medium and long-term funding for financial institutions are currently limited. In 2021, nominal private deposits in Pesos increased 59.5% year-over-year and during the same period, private deposits in U.S. dollars declined by 1.3%.
Financial institutions are subject to significant regulation from multiple regulatory authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on financial institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.
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
The measures taken or to be implemented by the Argentine government in response to the
COVID-19
pandemic have had and may continue to have an adverse effect on our business and operations.
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
Since the beginning of the pandemic, the Argentine Government has implemented certain measures aimed at limiting the advance and spread of the Coronavirus
COVID-19
among the population, some of which are still in force. In such context, on March 19, 2020, the National Executive Branch issued the Decree of Necessity and Urgency (DNU) No. 297/20 (and complementary) which provided for the preventive and mandatory social isolation initially effective from March 20 to March 31, 2020 inclusive, which was later extended in successive opportunities, with different measures and scopes. Subsequently, and by means of DNU 875/20 and due to the disparity in the spread and concentration of the virus in the different geographical areas of the country, the National Government ordered for certain areas, including the Metropolitan Area of Buenos Aires, the change of the isolation to a measure of social distancing, initially effective from November 9 to November 29, 2020, which was later extended in successive opportunities, the last extension of which was approved by DNU No. 867/21, until December 31, 2022.
Decree 867/2021 extended the scope of Decree No. 260/2020 -which extended the public health emergency established by Law
No. 27,541-
until December 31, 2022, maintaining, in general terms, the prevention guidelines established by Decree 678/2021. In this sense, the obligation of compulsory isolation is established for those who are “suspected cases”, “confirmed cases” and “close contacts” according to the definition provided by the national health authority; the obligation to have a complete vaccination schedule for non-resident
foreigners at least 14 days prior to their entry into the country is established, as well as the obligation to have proof of a non-detectable
RT-PCR
test for
COVID-19
no more than
seventy-two
(72) hours prior to the trip; the general preventive measures for the population are maintained and the following activities are established as having a higher epidemiological and sanitary risk: group trips of graduates, students, retired persons or similar; activities in discotheques, dance halls, party halls or similar that take place in closed spaces; activities in party halls for dances, balls or similar that take place in closed spaces; massive events of more than 1000 persons that take place in open, closed or open-air
spaces.
The measures to control the
COVID-19
pandemic have negatively impacted the global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly impacted global supply chains, all of which have had an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business in the future in case a new strain of
COVID-19
emerges.
See risk factor “
Public health threats or outbreaks of communicable diseases, including the
COVID-19,
have had and may continue to have an adverse effect on our operations and financial results”
for more detailed information.

The Argentine government has imposed certain conditions in the granting of work and production assistance and benefits in response to the
COVID-19
pandemic that may have effects in us and/or some of our Argentine subsidiaries.
Pursuant to Decree 332/2020, the Argentine Executive Branch created an emergency work and production assistance program available until December 31, 2020 to all employers (excluding those rendering services deemed essential, except under exceptional circumstances) that comply with any of the following requirements (or the ATP Program): i) perform activities critically affected by the geographical areas where they are carried out; and/or ii) have a significant number of employees infected with COVID 19 or subject to mandatory isolation or work exemption; and/or iii) have suffered a significant reduction of their sales after March 12, 2020.
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
On November 12, 2020, the Ministry of Work, Employment and Social Security created the Program for the Productive Recovery II (
Programa de Recuperaci
ó
n Productiva
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
The news of Operation Car Wash also had repercussions in other Latin America countries where CCCC operates besides Brazil, including Peru, Argentina and Venezuela. According to certain media reports, government investigations are underway in those countries for alleged acts of corruption involving Brazilian construction companies. CCCC’s management has conducted internal investigations with the help of external experts and to date has not identified evidence of any wrongdoing performed by CCCC in these countries.
Any additional violations of anti-corruption and/or antitrust laws involving CCCC may result in additional fines and/or indemnification obligations. In addition, any additional adverse events or developments could have a material adverse impact on CCCC and the Mover investment portfolio, which may subject us to reputational damage and could materially adversely affect the trading price of our ordinary shares and ADSs. Moreover no assurances can be given that affiliates of CCCC will not also be found to be liable for any such violations of law.
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
The cement market in Argentina is competitive and is currently served by four principal groups which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market that a plant can serve because transportation costs are high, reducing profit margins. Historically, we have been a relevant player with presence across all regions in the country. However, competition could intensify if other players decide to try to enter our market.
We may face increased competition from the other cement manufacturers, despite incremental freight costs, decide to increase their existing capabilities (whether greenfield or brownfield) in the manufacturing and/or distribution ends of the cement market. Certain of our local competitors executed investments to expand their production capacity levels in Argentina. According to available public information, Holcim Argentina S.A. expanded the “Malagueño” plant, located in the province of Córdoba. In the case of Avellaneda S.A., a similar expansion in the “El Gigante” plant in the province of San Luis has been finished in late 2020 and is operating.
We also face the possibility of competition in Argentina from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, particularly as the effects of the
COVID-19
pandemic decrease, which may have significantly greater financial resources than us.
We may not be able to maintain our market share if we cannot match our competitor’s prices or keep pace with the development of new products. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

Demand for our cement products is highly related to residential and commercial construction in Argentina and is depends on public infrastructure developments.
Cement consumption is highly correlated to construction levels. Demand for our cement products depends, in large part, on residential and commercial construction and infrastructure developments. Residential and commercial construction, in turn, is highly correlated to prevailing economic conditions. As a result, decline in economic conditions would reduce household disposable income, reduce residential construction and potentially delay infrastructure projects, which would lead to a decrease in demand for cement. As a result, a deterioration in the economic conditions would have a material adverse effect on our financial performance. We cannot assure you that Argentina’s GDP will grow or that the share of Argentina’s GDP dedicated to construction and the infrastructure sectors, will maintain current levels or increase.
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
We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. Our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 10.5%, 10.1% and 9.9% in 2021, 2020 and 2019, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products,
sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The interest rates of our revolving credit facilities are principally priced using a spread over LIBOR, such that, if we borrow a significant amount under these facilities, the discontinuation of LIBOR could adversely affect our indebtedness and borrowing costs.
LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. If we were to borrow a significant amount of debt under our revolving credit facilities, we would be exposed to LIBOR-based financial instruments, because we use LIBOR as a reference rate in the facilities to calculate the interest due to our lenders.
The LIBOR reference rate is subject to ongoing international, national and other regulatory guidance and proposals for reform. In 2017, the Chief Executive of the U.K Financial Conduct Authority (the “FCA”), which regulates the LIBOR administrator, announced that it would no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Subsequently, on March 5, 2021, the FCA and LIBOR’s administrator, ICE Benchmark Administration, Limited, announced that the publication of the most common tenors (overnight, one-month,
three-month,
six-month
and
12-month
U.S. dollar LIBOR) would cease immediately following publication of such interest rates on June 30, 2023, and moreover, that publication of all other currency and tenor variants would cease immediately after December 31, 2021. The FCA and other regulators have stated that they welcome the LIBOR administrator’s action, and issued supervisory guidance emphasizing that, despite any continued publication of U.S. dollar LIBOR through June 30, 2023, no new contracts using U.S. dollar LIBOR should be entered into after December 31, 2021.

An extended cessation date for most U.S. dollar LIBOR tenors would mean that many legacy U.S. dollar LIBOR contracts would terminate before related LIBOR rates cease to be published and will allow for more time for existing contracts to mature and provide additional time to continue to prepare for the transition from LIBOR. Although this extension provides some sense of timing, it is unclear if new methods of calculating LIBOR will be established such that it continues to exist or if replacement conventions will be developed. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it would not take into account bank credit risk (as is the case with LIBOR). Therefore, the SOFR rate, if adopted, would likely be lower than LIBOR rates and is less likely to correlate with the funding costs of financial institutions.
Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR is uncertain. At this time, due to a lack of consensus existing as to what rate or rates may become accepted alternatives to LIBOR, it is impossible to predict the effect of any such alternatives on our liquidity or interest expense, to the extent we borrow a material amount of debt under our revolving credit facilities. If LIBOR ceases to exist, and we have such significant borrowings at that time, we may need to renegotiate these facilities to replace LIBOR with the new standard that is established.
Energy accounts for a significant portion of our total cost of sales, and higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.
We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2021, in Argentina, thermal energy cost and electricity cost represented approximately 13.7% and 9.8% of our total cost of sales, respectively, and in 2020 and 2019, thermal energy cost and electricity cost represented approximately 11.1% and 9.3% and 15.7% and 10.0% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies.
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
In addition, the 2001 economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In an attempt to address this situation, in January 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina. As a result of this and other measures implemented by the Argentine government, investments have been made in conventional and renewable energy, increasing the installed capacity more than 4,200 MW in the last four years. This increase in capacity has occurred both in thermal and renewable energy (wind and solar), the latter being enhanced by the renewable energy tenders, reaching 13% of the Argentine generation matrix in 2021.
On December 21, 2019, the National Congress approved the Solidarity Law (
Ley de Solidaridad Social y Reactivaci
ó
n Productiva
). This law grants powers to the national government to intervene the Electricity Regulating Entity (ENRE) and the National Gas Regulatory Entity (ENARGAS). Moreover, the national government has the power to maintain electricity and natural gas tariffs that are under federal jurisdiction and to initiate a comprehensive tariff revision process or to initiate a review of an extraordinary nature, aiming at a reduction of the real tariff load on households, businesses and industries by 2020. On March 2020, by means of an executive decree, the national government declared the government intervention of ENRE and ENARGAS. Finally, on December 23, 2021, pursuant to Decree No. 871/2021, the Fernandez administration extended these interventions until December 31, 2022.
Regarding energy prices, it should be noted that substantial increases for residential and industrial users are expected in 2022. These increases could be even higher due to (i) the commitments assumed by Argentine government with the IMF which included, among other matters, a reduction of subsidies in the energy sector and (ii) the Russia-Ukraine war conflict, that may have an impact on price levels (particularly, in the price of the natural gas used for generating electricity). In addition, if the Russia-Ukraine war conflict continues over time there could be a shortage of gas during the winter and this could have an impact on industrial use.
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

Moreover, all of the locomotives we operate for our railroad segment are diesel-powered, and our fuel expenses are significant. If increases in fuel prices cannot be passed on to our customers through our tariffs, our operating margins could be materially and adversely affected. Fuel prices have historically been volatile and may continue to be volatile in the future. Fuel prices are subject to a variety of factors that are beyond our control, including, but not limited to, consumer demand for, and the supply of, oil, processing, gathering and transportation availability, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions.
Public health threats or outbreaks of communicable diseases, including the
COVID-19,
have had and may continue to have an adverse effect on our operations and financial results
We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Argentina for an indefinite period of time.
Since the
COVID-19
outbreak in March 2020, the Argentine government adopted a series of measures to control the spread of the virus, including quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption. See
“
The measures taken or to be implemented by the Argentine government in response to the
COVID-19
pandemic have had and will likely continue to have an adverse effect on our business and operations
”
. This outbreak has resulted in a global economic slowdown and a temporary shutdown of production and supply chains and disrupt international trade, all of which has negatively impacted our industry and our business. In addition, the
COVID-19
pandemic poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that have been requested or mandated by governmental authorities, which have had and will likely continue to have a material adverse effect on our results of operations, financial condition and liquidity.
To date, the outbreak of the
COVID-19
has caused significant social and market disruption. The long-term effects to the global and the Argentine economy and to us of the on-going
COVID-19
pandemic are difficult to assess or predict, and may include a further decline in the market prices of our ordinary shares and ADSs, risks to employee health and safety, risks to our production process and operations and reduced sales in geographic locations impacted.
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
According to Decree 297 and Administrative Decision No. 450/2020, certain activities and services were declared essential and exempted from compliance with the Mandatory Isolation Regime (including the construction of public works and the sale of building material depots). See
“
Item 3.D Risk Factors—Risks Relating to Argentina—The measures taken or to be implemented by the Argentine government in response to the
COVID-19
pandemic have had and will likely continue to have an adverse effect on our business and operations.
”
This situation caused a decline on the demand of our products, mainly in the cement bulk sales. Over time, these measures had a negative impact on our activities including our revenue, supply and profitability but also on the recoverability of our receivables and long-lived assets. In light of this situation and in addition to the measures above mentioned, we initiated proactive cost management strategies and an action plan focused on liquidity and liability management, which consists mainly of securing our working capital needs, tightening our fixed cost structure, including labor costs, and reformulating our priorities regarding maintenance capital expenditure needs.

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
There is still uncertainty on the reinstatement of a strict lockdown or any other government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for the year of 2021. The extent to which
COVID-19
could impact our business depends on future developments, which are highly uncertain and cannot be predicted and are outside of our control, including new information which may quickly emerge concerning the severity of the virus, the scope of the outbreak and the actions to contain the virus or treat its impact, among other developments.
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
To continue expanding our cement production capacity and distribution network, our business strategies require substantial capital investments, which we may finance through additional debt and/or equity financing. However, adequate financing may not be available or, if available, may not be available on satisfactory terms, including as a result of adverse macroeconomic conditions. We may be unable to obtain sufficient additional capital in the future to fund our capital requirements and our business strategy at acceptable costs. If we are unable to access additional capital on terms that are acceptable to us, we may not be able to fully implement our business strategy, which may limit the future growth and development of our business. If our need for capital were to arise due to operating losses, these losses may make it more difficult for us to raise additional capital to fund our expansion projects.
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
The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. In the past, we have been subject to antitrust and tax proceedings or investigations including by the Argentine Antitrust Commission, or the CNDC (see
“
Item 8. Financial Information—Legal Proceedings—Antitrust Proceedings
”
).
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
In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now InterCement Trading e Inversiones S.A.) are named as defendants in both actions. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss in respect of the Federal Class Action. On July 17, 2020, the plaintiff voluntarily dismissed the appeal filed against the Federal Court’s opinion. Therefore, the favorable opinion for our company and the other defendants is final and the Federal Class Action is over. However, the State Class Action (defined below) is still ongoing and a class has been certified. We cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations. See
“
Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Securities Complaints Commenced Against Loma Negra under US Jurisdiction.
”
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
Climate change and climate change legislation or regulations may adversely affect our business.
The risks that climate change poses through chronic environmental changes and acute, weather-related events continues to attract considerable public and scientific attention in the EU, the United States and other parts of the world. A number of governmental bodies have finalized, proposed, or are contemplating legislative and regulatory changes in response to the potential effects of climate change. In addition, companies and their stakeholders, including shareholders and non-governmental
organizations, are seeking ways to reduce GHG emissions through private ordering. Any future laws or regulations addressing greenhouse gases, or GHG, emissions would likely have a negative impact on our business or results of operations, because of factors such as the imposition of limitations on raw material, production and fuel-use
or the imposition of carbon taxes emission or reductions.
The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide as a by-product
of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in GHGs can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations.
Climate change legislation and regulation concerning GHGs if implemented could have a material adverse effect on our financial condition, results of operations and liquidity. Climate change legislation and regulation may also adversely affect energy and electricity costs. There are ongoing international efforts to address GHG emissions. The United Nations and certain international organizations have taken action against activities that may increase the atmospheric concentration of greenhouse gases. Such measures may result in increased costs to us for installation of new controls aimed at reducing greenhouse gas emissions, purchase of credits or licenses for atmospheric emissions, and monitoring and registration of greenhouse gas emissions from our operations. These measures, if adopted in Argentina, could adversely affect our business, financial condition and results of operations. Changes in the investing and financing markets with respect to issuers with significant GHG emissions could also have such adverse effects.
Climate change may include physical effects that may adversely affect our operations, such as disruption in production and product distribution as a result of major storm events and shifts in regional weather patterns and intensities. Production and shipment levels for our businesses correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather patterns, seasonal changes, and other unusual or unexpected weather-related conditions, which can significantly affect our businesses.
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
In Argentina, regulations regarding gas emissions and air quality are enacted at both the national and provincial levels. We are required to obtain permits and licenses from governmental authorities for many aspects of our operations, and we may be required to purchase and install expensive pollution control equipment or to make operational changes to limit the actual or potential environmental, health and safety impacts of our operations to the environment and our employees. The Province of Buenos Aires, where our principal plants are located, requires that all production facilities have an environmental compliance certificate issued by the Ministry of Environment (former Provincial Organism for Sustainable Development), and similar certifications or approvals are required by relevant municipal or provincial authorities in the other jurisdictions in which we operate. As part of these requirements, local environmental authorities ordinarily make information requests to each of our plants relating to their compliance with environmental laws and regulations and, in the ordinary course of our business, we collaborate with such national and provincial environmental authorities in the conduct of their regulatory activities.
We could be subject to administrative and criminal sanctions, including warnings, fines and closure orders for our failure to comply with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances that we emit in connection with our operations. We also may be required to modify or retrofit our facilities at substantial cost in order to comply with waste disposal and emissions regulations. We are subject to inspection by environmental agencies in the various jurisdictions that we operate, which may impose fines, restrictions on our operations or other sanctions. In addition, we are subject to environmental laws that may require us to incur significant costs to mitigate any damage that a project may cause to the environment, which costs may adversely impact the viability or projected profitability of the projects that we intend to implement. Moreover, any damage caused to the environment may oblige our company to pay compensation for damages.
In addition, as a result of possible changes to environmental regulations, the amount and timing of our future environmental compliance expenditures may vary substantially from those we currently anticipate. Certain environmental laws impose liability on us for any and all consequences arising out of exposure to hazardous substances or the generation of environmental damage. We cannot assure you that the costs we incur to comply with existing current and future environmental, health and safety laws, and liabilities that we may incur from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect us.
Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.
Pursuant to Resolutions 54/2018 of the former Ministry of Production and Labor Law — which establishes the technical quality and safety requirements for all types and classes of cements used in construction — cement sold in bags must have a maximum net content of 25 kilograms. Therefore, our cement bags must be reduced from 50 kilograms to 25 kilograms. This requirement shall be enforceable as from October 3, 2022. However, the main cement companies through the AFCP have requested an extension of the effective date and are working with the administrative authorities regarding the implementation of this new regulation as well as a potential timeline. This implementation could adversely impact our results of operation and financial condition and we will need to incur in capital expenditures to adapt our bags productions lines and packaging.
Compliance with mining regulations or the revocation of our authorizations, licenses and concessions could adversely affect our operations and profitability.
We engage in certain mining operations as part of our cement production processes. These activities depend on authorizations and concessions granted by the Argentine governmental authorities or regulatory agencies. The extraction, mining and mineral processing activities are also subject to applicable laws and regulations, which change from time to time. Although we believe that we are in substantial compliance with applicable laws relating to these activities as well as the terms of our current authorizations and concessions, the effect of any future applicable regulatory changes regarding such matters on our mining activities or mining rights cannot presently be determined. In addition, if our authorizations and licenses are revoked, we may be unable to maintain or improve our cement production levels, which could adversely impact our results of operation and financial condition.

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
Pursuant to Decree No. 158/2020, published on March 12, 2021, the National Government imposed an update mechanism pursuant to which Ferrosur would have to substantially increase the amount of the performance guarantee it had originally posted according to the concession contract (and updated in 2018 voluntarily). Ferrosur has filed an administrative appeal against such Decree before the Executive Branch not only because the update is considered unreasonable but also because the National Government does not have the right to unilaterally modify the concession contract.
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
In addition, Law No. 27,132 (passed in April in 2015), inter alia, established that the Argentine Executive Branch must adopt all necessary measures to recover the administration of railways infrastructure, provide for open access for the Freight Railroad Transportation system and empowers the Ministry of Transport to terminate and to renegotiate the railways concession contracts. It also provided that the Executive Branch would create a National Registry of Railroad Operators. Such registry was created by Decree No. 1924/15, within the purview of the National Commission of Transport Regulation (CNRT). The full implementation of the open access scheme entails the re-assumption
by the Government of the administration of the railways infrastructure and, once in place, would be a significant change in the Argentine railway system. This regulatory change may benefit those sectors which are interested in operating railways in Argentina, as well as those that wish to transport commodities and other products through them.
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

On May 8, 2020, the board of directors of Ferrosur decided to make the term extension request conditional on the renegotiation of certain terms and conditions of the concession contract, in order to mitigate certain issues that affect the our business and alter the balance of the concession contract. Moreover, the Board decided that, in case no agreement is reached during such renegotiation, then Ferrosur Roca would reserve its right to withdraw the concession’s term extension request. In such sense, on May 13, 2020, Ferrosur Roca filed a note with the Ministry of Transport, the Special Commission and the CNRT informing the board of director’s decision in accordance with the abovementioned.
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
In accordance with Resolution No. 211/2021, published in the Official Gazette on June 28, 2021, the Ministry of Transport rejected the extension of the term of the concession requested by different companies such as Ferrosur Roca. In that sense, Ferrosur Roca’s concession will expire in March 2023.
Furthermore, pursuant to Disposition No. 122/2022, published in the Official Gazette on February 25, 2022, the CNRT approved the registration of Ferrosur Roca as “Railway Operator” in the National Register of Railway Operators (ReNOF, as per its acronym in Spanish).
Based on certain meetings held with Belgrano Cargas y Logística S.A., Administración de Infraestructura Ferroviaria S.E. (ADIF) and the Ministry of Transport, it could be construed that a public tender process will be passed for the exploraition and operation of the railroad, the lease of rolling stock (
material rodante
) and the payment of certain fees, all of which will be included in an operational agreement to be entered with the tender winner.
As of the date of this annual report, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to their stated terms or that they will extend the term of the railway concession upon the current expiration fixed on March 2023. Furthermore, we cannot guarantee that the Argentine authorities will actually implement the open access scheme nor the mechanism and terms in which the rolling stock will be leased. Any such action by the Argentine authorities could have a material adverse effect on our business, financial condition and results of operations.
For additional information related to Ferrosur Roca’s railway concession, See
“Item 4.B Information on the Company—Business Overview—Ferrosur Roca”.
Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.
Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the five-year period ended December 31, 2021. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers.
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
We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cyber security threats, however, as of December 31, 2021, our insurance does not cover losses associated with cyber security risks.
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
We have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2021, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.
Risks Relating to Our Ordinary Shares and the ADSs
The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs declined by 21% and increased 8% in 2020 and 2021, respectively. This variation in value has been largely attributed to Argentina´s most recent macroeconomic crisis. Other factors include:

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
“
Item 10.D Additional Information—Exchange Controls
”.
Interpretation of Argentine tax laws may adversely affect the tax treatment of our ordinary shares and the ADSs.
Argentine income tax law provides that the income resulting from the sale, exchange or other transfer of shares and other securities is subject to tax at a rate of 15% for Argentine resident individuals or a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year, for Argentine companies; in addition, dividend distributions to Argentine resident individuals or non-Argentine
residents are subject to a 7% additional tax, as per the amendment to the Income Tax Law by Law No. 27,630. These corporate rates and the tax on dividends is applicable for fiscal years starting as from January 1, 2021.
Argentine residents are exempted from the tax derived from the sale, exchange or other transfer of shares in case of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV.
Income obtained by
non-Argentine
residents from the sale, exchange or other transfer of shares is subject to income tax rate of 15% of the net income or 13.5% of the gross consideration, to the extent such non-Argentine residents do not reside, and the funds invested do not derive from, a non-cooperative jurisdiction as defined by the Income Tax Law and the “black list” included in its regulatory decree; otherwise, the applicable withholding rates would be 35% of the net income or 31.5% of the gross consideration. In case of a sale or other transfer between two non-Argentine
residents, the Law No. 27,430, or the Tax Reform, as well as other relevant regulations, established that the income tax must be paid by the seller by means of the following mechanisms: (a) if the seller has a legal representative in Argentina, or appoints someone in Argentina for purposes of paying the tax, then such representative or appointed party must pay the tax; and (b) if the seller does not have a legal representative in Argentina and does not appoint someone, then the seller itself must pay the tax through an international wire transfer .

The Tax Reform also exempted
non-Argentine
residents from the payment of the income tax on the sales, exchanges or other transfers of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV and to the extent that the seller does not reside in, and the funds invested do not come from, non-cooperative
jurisdictions, as defined by the Income Tax Law and the “black list” included in its regulatory decree.
Also,
non-residents
are exempt from the income tax deriving from the sale or other kind of disposition regarding ADSs which underlying security are shares issued by Argentine companies that comply with the requirements described above.
The Argentine Congress approved Law 27,630 which modified as of January 1, 2021: (i) the corporate tax rate for Argentine entities, through the application of a sliding scale from 25% to 35%, depending on the cumulative net income earned during the given year; and (ii) regardless of the tax rate applicable to corporate income tax, in all cases, dividends or profits are subject to a tax rate of 7% when paid to Argentine resident individuals or non-Argentine residents, as described above.
The holders of our ordinary shares and the ADSs are encouraged to consult with their tax advisers as to the particular Argentine income tax consequences of owning our ordinary shares and ADSs. See
“
Item 8. Financial Information—Dividends and Dividend Policy
”
and
“
Item 10.E Additional Information—Taxation—Material Argentine Tax Considerations
”
.
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
However, starting on January 17, 2020, local companies may transfer funds abroad in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the American Depositary Shares, or ADS holders, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for Pesos through the foreign exchange market as from such date. Access to the foreign exchange market for the payment of dividends in cases not above contemplated will require prior approval of the BCRA.
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
Under the Argentine General Companies Law, if we issue new shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of shares to maintain their existing ownership percentage, which is known as preemptive rights. However, pursuant to the Law No. 26,831, known as the Capital Markets Law (
Ley de Mercados de Capitales
), or LMC, our shareholders will not be entitled to the right to subscribe for the unsubscribed shares at the end of a preemptive rights offering, known as accretion rights. We may not be able to offer our ordinary shares to holders of ADSs residing in the U.S., or U.S. holders, pursuant to preemptive rights granted to holders of our ordinary shares in connection with any future issuance of our ordinary shares unless a registration statement under the Securities Act is effective with respect to these shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our ordinary shares, and we cannot assure you that we will file or maintain any such registration statement. If we do not file and maintain a registration statement and there is no exemption from registration, the depositary for our ADSs, may attempt to sell the preemptive rights and provide holders of our ADSs with their pro rata share of the net proceeds from any such sale. However, these preemptive rights may expire if the depositary does not sell them on a timely basis, and holders of ADSs will not receive any benefit from such preemptive rights. Even if a registration statement were effective, we may decide to not extend any preemptive or subscription rights to U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of our ordinary shares and holders of ADSs. Furthermore, the equity interest of holders of shares or ADSs located in the United States may suffer dilution of their interest in us upon future capital increases.
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
We are subject to ongoing costs and risks associated with determining whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and if we fail to achieve and maintain adequate internal controls it could have a material adverse effect on our stated results of operations and harm our reputation.
We are required to comply with the internal control, evaluation, and certification requirements of Section 404 of the Sarbanes-Oxley Act and the Public Company Accounting Oversight Board. We will be required to obtain an auditor attestation as to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act for our internal control over financial reporting as of December 31, 2022.
The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls has required and will continue to require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. This determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes.
Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our management and, once we lose our emerging growth company status, our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.
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
We are a publicly held corporation (
Sociedad an
ó
nima
) organized under the laws of Argentina. Most of our directors and our executive officers, and a significant part of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us. In addition, the enforceability in Argentine courts of judgments of U.S. or non-Argentine
courts with respect to matters arising under U.S. federal securities laws or other non-Argentine
regulations will be subject to compliance with certain requirements under Argentine law, including the condition that any such judgment does not violate Argentine public policy (
orden p
ú
blico
).
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
We are a corporation organized as a
Compa
ñ
í
a Industrial Argentina Sociedad An
ó
nima
under the laws of Argentina. Our principal executive offices are located at Boulevard Cecilia Grierson 355, 4 th
Floor, Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires, Argentina, and the telephone number of the office is
54-11-4319-3048.
We were founded in 1926, our date of expiration is July 3, 2116 and, pursuant to section 4 of our bylaws, our corporate purpose includes engaging in commercial, industrial, real estate and financial activities. We are also authorized to carry out business in the mining and construction industries, and to operate transportation and public services.
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
In 2005, we became part of the InterCement Group. Since then, we have invested in several projects, which have allowed us to increase production and be more efficient and competitive in a demanding market. In order to diversify our energy matrix, we invested in alternative fuels (petroleum coal-petcoke), which makes it possible to keep our kilns running throughout the year substituting natural gas.
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

In 2012, we acquired 35% of Yguazú Cementos’, a Paraguayan cement company, outstanding shares from Votorantim Cimentos. Additionally, in 2016, we acquired an additional 16% of the company’s outstanding shares from InterCement Brasil, which led us to achieve the control of Yguazú Cementos, with 51% of ownership in the company. However, on August 21, 2020, we decided to sell our total stake in Yguazú Cementos, an operation with high standards of production and profitability. The sale was made to the local shareholder of Yguazú Cementos. We believe the economic result obtained by this operation was very beneficial for us and is in line with the goal of maximizing value for our shareholders. The sale price was US$107 million, and we used the proceeds to repay existing debt and distribute extraordinary dividends.
On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE and MERVAL.
On December 2021, we inaugurated the second line of its L’Amalí plant, located in the city of Olavarría, in the province of Buenos Aires. This second line allow us to increase our production capacity by 40%, making our plant one of the largest in South America. The incorporation of the new line is a technological update to our plant and increases our productivity. The new line also adopts sustainability policies that comply with international environmental guidelines in terms of environmental care. The new line has high efficiency features, low thermal and electrical consumption and water reuse systems. It incorporates a new clinker kiln that is prepared for the use of alternative fuels made from co-processed
waste that replace fossil fuels.
In the context of the L’Amalí expansion, and considering market demands, we decided to repurpose the Barker and San Juan plants. We transformed these plants’ full cement lines into grinding and distribution centers. In 2021, considering the facts abovementioned, we determined to close permanently the Sierras Bayas Plant.

B.	Business Overview
We produce and distribute cement, masonry cement, aggregates, concrete and lime, which are products primarily used in private and public construction. We work with wholesale distributors, concrete producers and industrial customers, among others. We are a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind
brands and established distribution channels. As of December 31, 2021, we held a market share of 43.2% in terms of sales volume in Argentina according to our management estimates.
Over our
95-year
history we have built Argentina’s sole nationwide vertically integrated cement and concrete business, supported by top-of-mind
brands and captive distribution channels. As of December 31, 2021, our annual installed clinker and cement production capacities amounted to 7.3 million tons and 12.3 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 155 years, based on our 2021 cement production levels.
For the year ended December 31, 2021 and 2020, we had revenues of Ps.73,668 million and Ps.62,827 million, respectively, and net profit of Ps.6,344 million and Ps.17,180 million, respectively. For the year ended December 31, 2021 and 2020, we also had net profit margin amounted to 8.6% and 27.3%, respectively. Our net debt (borrowings offset against cash and banks, cash-equivalent and other short term investments) as of December 31, 2021 was negative Ps.2,760 million and Ps.3,117 million for December 31, 2020.
Our Products
We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. Both in 2021 and 2020, cement represented approximately 85% of our shipments.
In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 70% of our sales in 2020 and 64% in 2021.

Cement
Through our brand name Loma Negra and our San Martín brand, a well-known brand for Portland cement and compound cement, we produce 11 different types of cement in bags and 16 types of cement in bulk. Our cement products meet all requirements and quality standards as outlined in the following Standard Specifications of the
Instituto Argentino de Normalizaci
ó
n y Certificaci
ó
n
, or the IRAM Institute: IRAM-50000:2017, IRAM-50001:2017 and IRAM-50002:2009. These specifications were constructed based upon the European Cement Standards. The IRAM Institute is a member of the International Standard Organization, or the ISO.
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
Concrete and Aggregates
We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 54% of the aggregates consumed by Lomax in their concrete production operations, as of 2021.
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
The concrete production process is a question of minutes. Cement mixed with water enters the hydrate phase. After a short period, a chemical reaction hardens the concrete into a permanent form of artificial stone. Compressive strength, resistance to pressure, durability, setting times, ease of placing, and workability under various weather and construction conditions characterize this building material.
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
“
—Cement Production
”
.
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
Capacity and Volumes
In 2020, our production volume reached 5.1 million tons of cement, masonry and lime, and in 2021, it reached 6.0 million tons. We had a cement installed capacity of 12.3 million tons, a concrete installed capacity of 0.8 million m3, an aggregates installed capacity of 2.2 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a
365-day
production per annum.

The following table sets forth certain data related to our operations for the periods indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019
Operating data (million tons annually) (1)
Installed cement capacity
Total installed cement capacity	12.3	9.1	9.1
Installed clinker capacity
Total installed clinker capacity	7.3	5.2	5.2
Installed concrete capacity in Argentina (in m 3 )	0.8	0.9	1.2
Installed aggregates capacity in Argentina	2.2	2.2	2.2
Installed lime capacity in Argentina	0.5	0.5	0.5
Production volume (millions of tons):
Cement, masonry and lime total	6.0	5.1	5.4
Clinker total	4.1	2.9	3.6

(1)	Annual installed capacity is based on a 365-day production per annum.
The table below sets forth the name, location and annual clinker and cement production at each of our seven cement plants during the year ended December 31, 2021:

Name	Location	Annual Production of Clinker	Annual Production of Cement, Masonry Cement and Lime
		(in millions of tons)
Barker	Benito Juárez	—	0.1
Catamarca	El Alto	0.7	1.1
L’Amalí / LomaSer	Olavarría/Vicente Casares	2.6	2.5
Olavarría	Olavarría	0.5	1.5
San Juan	San Juan	—	0.2
Zapala	Zapala	0.2	0.3
Ramallo	Ramallo	—	0.3

Total		4.1	6.0

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2021	2020	2019
	(in millions of tons)
Argentina:
Barker	0.1	0.1	0.1
Catamarca	1.1	0.9	0.9
L’Amalí/ LomaSer	2.5	2.0	2.2
Olavarría	1.5	1.3	1.4
San Juan	0.2	0.2	0.1
Zapala	0.3	0.3	0.4
Ramallo	0.3	0.3	0.2
Sierras Bayas (1)	—	—	0.1

Total	6.0	5.1	5.4

(1)	In 2021, considering the start-up of the new L’Amalí plant and also taking into account other micro and macroeconomic factors, the company decided to close permanently the Sierras Bayas Plant.

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
Raw Materials
The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. These items, among others raw materials, collectively represented 11% in 2021 and 10% and 10% in 2020 and 2019, respectively, of our total cost of sales.
Mineral Reserves
Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate six open-pit
quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the high quality of the limestone in the mines. We have total limestone reserves of approximately 1,091 million tons, which should be sufficient to supply us with approximately 155 years of cement production at our 2021 rate of consumption.
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
Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third parties to review reserves over the five-year period ended December 31, 2021. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. We believe that our engineers and geologists are qualified to prepare our mineral reserves data in Argentina. Given that we prepare our mineral reserve data in-house,
our engineers and geologists have acquired important technical know-how,
which helps us to maintain our cost competitiveness.
To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2021, mostly all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

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
The table below sets forth our total proven and probable operating limestone and granitic aggregates reserves by geographic regions as of December 31, 2021:

			Active Mining Rights		Inactive Mining Rights	Total Proven & Probable	Years to Depletion	2021 Annualized Production	5 year Average Annualized Production
Location	Mining Property	Number of quarries	Proven (R1)	Probable (R2)	Probable (R2)

	(in millions of tons)							(in thousands of tons)
Limestone:
Catamarca	Doña Amalía	1	53.6	56.2	—	109.8	81	1,353.2	1,355.1
San Juan	Piedras Blancas	1	0.3	0.3	—	0.6	8	21.6	71.7
Zapala	El Salitral	1	18.3	29.7	—	48.0	191	412.3	417.6
	Cerro Bayo	1	13.2	18.7	—	31.9
Barker	Barker	1	44.5	27.0	—	71.5	146	331.6	489.1
Olavarría and L’Amalí	La Pampita y Entorno (Don Gabino - Los Abriles - SASII)	1	591.4	35.3	—	626.7	134	5,674.4	4,691.7
	Cerro Soltero I	—	—	—	53.5	53.5	—	—	—
	Cerro Soltero II	—	—	—	111.6	111.6	—	—	—
	El Cerro	—	—	—	37.6	37.6	—	—	—

Total			721.3	167.1	202.7	1,091.1	155	7,792.9	7,025.2

Granitic aggregates:
La Preferida		2	61.8	54.2	—	116.0	114.9	960.9	1,009.6

Total			61.8	54.2	—	116.0	114.9	960.9	1,009.6

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

The map below shows the geographical location of each of our principal reserves:

Energy Sources
We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. Energy is the largest single cost component in the production of cement and accounted for 23% of our total cost of sales in 2021 and 20% and 26% in 2020 and 2019, respectively.
Thermal Energy
Thermal energy is our most utilized source of energy for our operations having accounted for 14% in 2021 and 11% and 16% in 2020 and 2019, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing,
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
To ensure the supply of gas, we entered into supply contracts, for different volumes and basins, with producers (including YPF, Total Austral, Pampa Energía and Tecpetrol), and marketers and distributors, such as Ecogas – Distribuidora de Gas del Centro S.A., SAESA, Energy Traders, Gas Meridional, Gas Patagonia and Camuzzi. All these contracts have expirations between April 2022 and 2024.

In 2021, a sharp increase in the price of natural gas (approximately + 40%) as a result of the implementation by the National Government of the Gas.Ar Plan, seeking to provide predictability of price and contractual term to producers, normalizing a gas market that in recent years presented severe distortions, and stopping in the short term the decline in gas production.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. Average petcoke prices decreased by approximately 39% from 2018 to 2019 and 1% from 2019 to 2020 and increased 122% from 2020 to 2021. During 2021, prices have been increasing due to the growth of economic activity and the global energy crisis, reaching levels prior to the pandemic, and reaching historical highs.
These increases are not reflected in the lower use of solid fuels because the recovery of the economy caused more natural gas shortages in the winter than in 2020. Regardless of this, we reach a thermal matrix where gas prevails as fuel.
Electrical Power
Electrical power is one of the main drivers of our cost structure and represented 10% in 2021 and 9% and 10% in 2020 and 2019, respectively, of our total cost of sales.
Electrical power cost is highly influenced by the policy implemented for fuels used in electrical energy generation and by the growing share of thermal power generation in the electric matrix in Argentina.
Currently, the energy system in Argentina is still constrained by technical operating limits, especially in transportation and distribution, due to the lack of investment in the system, mainly as a consequence of a price policy oriented towards residential demand subsidies.
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
We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 40% of our current electrical power requirements. Additionally, in 2021 we covered 39% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27.191.
Pursuant to the Law No. 27,191, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources pursuant to the requirements set forth by the Law No. 27,191 equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off
date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements (PPAs) with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA. See
“Item 5.F Operating and Financial Review and Prospect –Supply Contracts”
.
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
We have long-term relationships with many of our customers, with approximately 55% of our customer base (representing over 73% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 5% of our total net sales, while our top 20 clients represented approximately 33% of total cement volume sold during 2021. We have also built a diversified customer base by sectors.
Over the years, we have thoughtfully built a network of small- and medium-sized
distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2021, 72% of our total cement sales were made directly to our wholesale distributors, 18% to concrete producers, 6% to industrial customers and 4% to construction companies and others.
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

According to our 2021 annual customer satisfaction inquiry to evaluate our key competitive advantages, we once again outperform our competitors in Overall Satisfaction, achieving high grades in Cement Quality and
On-Time
Delivery.

Source: 2021 Loma Negra Customer Satisfaction Inquiry Results.
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
Distribution
We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support
We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern, Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 45% of our total volume sold in 2021.
Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2021.

Sales of Cement in Argentina in 2021

Region	Sales	Cumulative Sales

	(in percentages %)
Buenos Aires	41	41
Center	24	65
Northwest	11	76
Northeast	9	85
Cuyo	8	93
Patagonia	7	100

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
There are no exclusive sale contracts in Argentina or abroad, for a portion of or for total production, with the exception of the “Export and Distribution Contract” (
Contrato de Exportación y Distribución
) entered in 2008 with the
Administración Nacional de Combustibles, Alcohol y Portland
, or ANCAP, in which, with regards to the exportation of cement produced to Uruguay, we committed to the exclusive distribution through ANCAP and/or Cementos del Plata S.A. (of which ANCAP is the controlling shareholder) in Uruguay. Such contract will expire on March 31, 2023.
In addition, we operate the Ferrosur Roca freight railway network, which extends from the northeastern region of the City of Buenos Aires to several other regions of the country. Of the total distance of 3,100 kilometers that are part of this railway concession, approximately 2,000 kilometers are currently operational. We use the Ferrosur Roca freight railway network to ship our products and raw materials, as it is connected directly to five of our plants. In addition, third parties have access to this railway network in which we charge them freight railway fees to ship their goods.
Our Subsidiaries
The following chart shows our principal subsidiaries, including our direct or indirect equity ownership interest in each of them and their main business activities as of the date of this annual report:

Subsidiary	Equity Ownership Interest (%)	Main activity
Ferrosur Roca S.A. (1)	80.00	Rail freight
Recycomb S.A.U	100.00	Waste recycling

(1)	Indirect ownership (through Cofesur S.A.U., in which we have a direct 100% equity ownership interest).
Below is a brief description of our principal subsidiaries.

Ferrosur Roca S.A.
Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer, Solá and Bullrich production and distribution centers. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2021, Ferrosur Roca had 1,105 employees.
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
In accordance with Resolution No. 211/2021, published in the Official Gazette on June 28, 2021, the Ministry of Transport rejected the extension of the term of the concession requested by different companies such as Ferrosur Roca. In that sense, Ferrosur Roca’s concession will expire in March 2023.
Furthermore, pursuant to Disposition No. 122/2022, published in the Official Gazette on February 25, 2022, the CNRT approved the registration of Ferrosur Roca as “Railway Operator” in the National Register of Railway Operators (
Registro de Operadores Ferroviarios
), or ReNOF.
We understand that, at the end of its concession, we will continue to provide the cargo transport rail services currently providing but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. We has reassessed all accounting estimates associated with the end of the current concession, including delivery and control of the railway infrastructure and associated contracts in order to conclude the concession scheme as well as adjustment of its operating model to the new system as a rail operator. No significant impact is expected to date. We will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate. See more information related to this issue in Note 40 to the consolidated financial statements as of December 31, 2021.
See risk factor “
Item 3.D—Risk Factors—The early termination of our railway concession may have a material adverse effect on our business”
for more detailed information.
Recycomb S.A.U.
We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2021, Recycomb had 30 employees.
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
Insurance
We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2021, the aggregate value at risk of our plants was approximately US$ 1,519,620,000. These policies have a deductible of US$ 565,000 per claim. For loss of profit derived from material damages the coverage is 21 days.
We have not made any material claims on our insurance policies in recent years.
Sustainability and Social Responsibility
At Loma Negra we have a firm and clear purpose, “to transform your life by fostering sustainable growth”, and this is our guide to continue contributing to building a better future, operating in a safe and environmentally responsible manner, creating value for our shareholders and avoiding and reducing the impact of our activities on the environment and society. Three principles drive our practices in the markets in which we operate, under the Triple Impact concept, promoting economic growth, social contribution and environmental care, in harmony with our communities. Following these principles, we will continue to develop as a world-class company and operate our business in accordance with the principles of sustainability, being agents of change in the framework of continuous improvement.

These principles prompted us to prepare our first Sustainability Report, where we integrate the interdisciplinary and collaborative work of all areas of our organization and which is available on our website.
We are part of social, environmental, educational, economic and cement industry organizations, with whom we share principles and values that help us develop in line with the best market practices. We actively participate in the Argentine Business Council for Sustainable Development (CEADS). We are part of the program “Connecting companies with SDG”, we participate in the Working Groups on Climate and Energy, Environment and Regulation, and Society and Business. For its part, we also formed the Sustainability Commission of the Association of Portland Cement Manufacturers (AFCP), where we contribute to developing and promoting initiatives that contemplate sustainable development and benefit the community, preserve the environment and promote the efficient use of energy from renewable sources in our country.
The main guidelines of our environmental management emerge from our purpose, values, principles and Integrated Management Policy: the reduction of the carbon footprint as a transversal and systemic axis of action, which drives our work to promote the circular economy, diversification of our energy matrix, and the adoption of the best practices in the industry, such as the efficient use of supplies and raw materials, the recovery of energy and waste material (own and from other industries), the management of greenhouse gas emissions greenhouse, and the sustainable management of water, quarries and natural environments.
Through our Environmental Management System (EMS) we integrate the key mechanisms to improve performance in relation to the Environment. Likewise, internal and external audits are carried out annually at each plant under internationally recognized standards such as ISO 14001, Environmental Management Systems.
For its part, our standards adopt as a basis the main environmental guidelines of the industry at an international level, following the guidelines of the Global Cement and Concrete Association (GCAA), previously formed as – Cement Sustainability Initiative (CSI), of the World Business Council for Sustainable Development (WBCSD). Likewise, guided by our values and principles, we contribute to the Sustainable Development Goals (SDG) through our environmental and social sustainability initiatives, the promotion of the circular economy and the reduction of the carbon footprint.
In terms of climate action, the GCCA announced, at an international level, the commitment to reduce the CO
2
footprint generated in operations and products, as well as the aspiration to offer society neutral concrete by 2050 (this includes the objective of reducing GHG emissions and using alternative materials and fuels to improve the efficiency in the use of energy necessary for the production of cement, diversifying the energy matrix in sustainable way). Under these guidelines, at Loma Negra we promote the circular economy, adopting the best practices in the industry, such as the co-processing
technique for energy recovery and waste material, the reduction of the clinker factor and the recovery and reuse of concrete.
We develop comprehensive waste management, prioritizing the minimization of waste at source, as well as its reuse and recycling. Within the framework of these objectives, our practices focus on co-processing,
a technique that allows us to transform our own waste, derived from other industries or generated by the community, into raw materials and alternative fuels that we use in the manufacture of cement. In this way, we contribute directly to the sustainable management of waste and provide a solution for one of the main problems of our society. In recent years, we have incorporated more than 3.5 million tons into our production process, thereby making it possible for the metallurgical industry to cease to be an environmental liability.
Likewise, in our cement manufacturing production processes we use renewable energies as an alternative to traditional energies generated from fossil fuels. In this framework, we were the first Argentine private capital company to sign, in 2016, a PPA (Power Purchase Agreement) type contract for the purchase of renewable energy, and in the following years we became a large user of energy consumption renewable energy from wind farms. In 2020, our energy matrix reached 55.7% renewable energy, exceeding the proportion required by law for that year (12%) and almost tripling the 20% expected from 2025 for our industrial sector. In 2021 our energy matrix reached 38.6% renewable energy, exceeding the proportion required by law for that year (16%). In the reported period, we were able to replace 240 gigawatt-hours (GWh) of non-renewable
generation, the equivalent of the approximate consumption of 100,000 homes.
One of the great challenges that we assume from the Loma Negra Foundation is the community approach linked to the business strategy: we work to guarantee the continuity of the entire ecosystem based on alliances based on trust with a view to achieving a positive impact both in the locations where we are present as well as in the lives of our collaborators. We implement a model of active participation and joint action between the public and private sectors and social organizations. In addition, we promote the generation and strengthening of the installed capacities of the actors present in the communities (base development), promoting co-responsibility
in the execution of initiatives. Within this framework, social organizations, different government agencies, academia, and companies define priorities by consensus, plan actions, and share management responsibilities with a comprehensive perspective, in accordance with the assets and potential of each community. In line with our Corporate Social Responsibility guidelines, the Private Social Investment model allows us to sustain the long-term development of programs in various communities in the country, based on different spaces for participation and support.

In line with the United Nations Sustainable Development Goals (SDGs), our programs address issues that impact the target communities.
1. Puente Program: Our purpose is to considerably increase the number of young people and adults with the necessary skills, particularly technical and professional, to access employment and decent work. We contemplate three axes of action: labor market and professionalizing practices, occupational vocational guidance and training in trades.
2. Commitment Program: We promote the constitution of transforming alliances in the public, private and civil society spheres, actively involving our collaborators in the advocacy communities. We develop volunteer projects and initiatives for the development of social capital based on the institutional strengthening of grassroots organizations.
3. Raíces Program: We seek to contribute with policies aimed at the development of productive activities, decent job creation, entrepreneurship, creativity and innovation. We also encourage the formalization and growth of micro-enterprises through access to financial services, as well as the generation of inclusive businesses.
4. Trasformar Program: With a focus on habitat, we seek to mobilize the investment capacity of large companies in lucrative businesses, articulating alliances with NGOs and communities, with the aim of building innovative approaches aimed at creating opportunities for the base of the pyramid, offering innovative solutions to social, environmental and economic problems.
For information related to the potential risks we are subject to due to changes to environmental requirements and the effects of climate change, see “
Item 3 – Key Information—Risk Factors—Risks Relating to Our Business and Industry—Climate change and climate change legislation or regulations may adversely affect our business.
”
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
The chart below sets forth the estimated cement market share in Argentina during 2021 for our company, Holcim Argentina, Cementos Avellaneda and Petroquímica Comodoro Rivadavia.

Source: AFCP and Loma Negra
.
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
Since 2016, the dispatch participation of bulk cement has been increasing, however, starting in the third quarter of 2019, this trend seems to have changed as cement demand for public and private infrastructure works has decreased, affecting industrial consumer more in comparison to other cement consumers that purchase cement in the bag format. In 2021, with the ease of the restrictions, the bulk segment recovered to figures more in line with historical average, were bagged cement represented 61% of total dispatch, and bulk stood at 39%, according to the AFCP.
In recent years, our main competitors executed investments to expand their production capacity. According to available public information, Holcim Argentina S.A. expanded the “Malagueño” plant, located in the province of Córdoba. In the case of Avellaneda S.A., a similar expansion in the “El Gigante” plant in the province of San Luis has been finished in late 2020 and is operating.
In December 2021 we inaugurated the second line of L’Amalí plant, wich allows us to increase our capacity by 40%, adding 2.7 million tons annualy, and transforming L’Amalí in one of the biggest cement plants of South America.
Concrete
We participate in the concrete market under our Lomax brand. We have operations in the two principal concrete markets of Argentina: (1) the City of Buenos Aires and the Greater Buenos Aires area; and (2) the city of Rosario. The Olavarría region is the main supplier of granitic aggregates consumption for the Greater Buenos Aires and the City of Buenos Aires area.
We also lead this dynamic and high potential growth market through the
Nueva Propuesta de Valor
, or NPV concept. NPV is a group of selected medium- and
large-sized
concrete companies that have been exclusive and loyal clients of Loma Negra for many years. We have entered into agreements with these companies to keep them in a continuous improving operational process, with several clauses related to loyalty and cement supply commitment.
The chart below presents the market share of concrete in the Greater Buenos Aires and the City of Buenos Aires area as of December 31, 2021. Our combined market share is 47% when we add Lomax´s share together with the NPV´s clients and other exclusive concrete producers.

Source: Loma Negra.
Legal and Regulatory Matters
Environmental Regulations
We develop our business in a responsible and sustainable manner, with a commitment to continuous improvement of environmental performance, minimizing the environmental impacts of our operations and providing the maximum value for society. From the point of view of compliance, this vision includes respect for environmental legislation and good relations with our stakeholders.

Regarding legal requirements, we have a system for identifying, updating and evaluating environmental requirements, which is managed through an online system in all our plants and business units. In addition, we have a registration and monitoring system for environmental inspections, notifications and presentations, where the requirements of the enforcement authorities in environmental matters are managed, including possible fines and sanctions, and where the presentations made by the company are also recorded, accrediting due compliance. In 2020 and 2021, no significant monetary or non-monetary
fines or sanctions were recorded for
non-compliance
with environmental laws or regulations.
For its part, considering that emissions are one of the significant impacts of the activity, it is important to highlight that we comply with all the regulations that regulate air quality in relation to gaseous emissions to guarantee the protection of the atmosphere and the environment. Within this framework, we carry out Annual Environmental Monitoring Plans
(PAM-A)
and hire environmental analysis and monitoring laboratories authorized by the environmental agencies of each jurisdiction, complying with all current and applicable regulations on the matter.
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
Professional Associations
As of the date of this annual report we are part of the following associations:

•	Argentine National Association of Portland Cement Producers ( Asociaci ó n de Fabricantes de Cementos Portland ).

•	Argentine Institute of Portland Cement ( Instituto Argentino de Cemento Portland ).

•	Argentine National Concrete Association ( Asociaci ó n Argentina de Hormig ó n Elaborado ).

•	Argentine National Association of Industrial Gas Consumers ( Asociaci ó n de Consumidores Industriales de Gas de la Rep ú blica Argentina ).

•	Argentine National Association of Energy Power Major Users ( Asociaci ó n de Grandes Usuarios de Energ í a El é ctrica de la Rep ú blica Argentina ).

•	Latin—American Railway Association (Asociación Latinoamericana de Ferrocarriles).

•	American Chamber of Commerce of United States in Argentina (Cámara de Comercio de Estados Unidos en Argentina).

•	Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible).

•	Argentine Chamber of Importers (Cámara Argentina de Importadores).

•	Chamber of environmental companies (Cámara de empresas de medio ambiente).

•	Inter-American Cement Federation (FICEM)

•	Argentine Technology Concrete Association ( Asociación Argentina de Tecnología del Hormigón )

C.	Organizational Structure
The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	Indirect ownership (through Cofesur SAU, in which we have a direct 100% equity ownership interest)

D.	Property, Plants and Equipment
Our Production Facilities
As of December 31, 2021, we owned seven cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí / LomaSer, Olavarría, Ramallo, San Juan, and Zapala, ten concrete plants operating under the Lomax brand and one granitic aggregates plant.
The following table sets forth information regarding our production facilities, as of December 31, 2021:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North-east:
Resistencia	Warehouse	Resistencia	2013
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001

LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Paraná	Warehouse	Paraná
Patagonia:
Zapala	Cement	Zapala	1970
Cuyo:
San Juan	Cement	San Juan	1963
Mendoza	Warehouse	Palmira	2020
North-west:

Catamarca	Cement	El Alto	1980
Salta	Warehouse	Salta	2020
Concrete plants under the Lomax brand:

Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
San Lorenzo	Concrete	Santa Fe area	2016
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Vicente Casares	Concrete	Greater Buenos Aires area	2018
Escobar	Concrete	Greater Buenos Aires area	2020
Dock Sud	Concrete	Greater Buenos Aires area	2021
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

The map below presents the location of our facilities:

Barker
The Barker plant began operations in 1956 and is located in the City of Benito Juárez, Province of Buenos Aires. The Barker plant currently has total annual cement production capacity of approximately 1.3 million, using one dry-process
kiln. The Barker plant has capacity to produce cement and also produces filler, which is used for cement mixing by LomaSer. In the context of the L’Amalí expansion project, and considering the actual demand, during 2019 we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.
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

L’Amalí
The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 4.0 million tons of clinker and approximately 6.1 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See
“
—Investments
”
and
“
Item 5.B Operating and Financial Review and Prospect
–—
Liquidity and Capital Resource
–—
Capital Expenditures
”
for more information regarding the planned expansion of the L
’
Amal
í
plant
”
.
The L’Amalí plant has mobile equipment to extract and crush limestone mined from a quarry located nearby. The quarry is linked to the plant by a conveyor belt transporting system. The L’Amalí plant has two kilns to produce clinker with a daily capacity of approximately 12,000 tons and cement production, storage and bulk loading capabilities. For the cement production, the plant has two ball mills of 135 tons per hour each one, and one vertical mill that produces approximately 500 tons per hour, as well as storage and bulk loading capabilities.
The plant produces both bulk and bagged cement. The last one is packed in our new packing plant which has two production lines with a capacity of 4,500 bags per hour each one. The plant also produces base cement that is used by LomaSer as a raw material for its cement production and clinker that is used by our other cement plants.
See “
Item 4.D Property, Plants and Equipment – Investments”
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
LomaSer operates approximately 33% of our total cement dispatches. It ships cement in bags or in bulk depending on its customers’ needs.
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
San Juan
The San Juan plant began operations in 1963 and it is located in the City of Rivadavia, Province of San Juan. It has an annual cement production capacity of approximately 0.25 million tons and uses a dry-process
kiln. In 1993, a new facility was installed in this plant to enable it to store and process coal, enabling it to operate either using natural gas or a combination of natural gas, fuel oil and coal, together with liquid alternative fuels. The San Juan plant serves the Province of San Juan and certain neighboring provinces.

In the context of the L’Amalí expansion project, and considering the actual demand, during 2019 we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.
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
The Zapala plant produces cement. It mainly serves the provinces of Neuquén and Río Negro and exports approximately 2% of its cement to Southern Chile.
La Preferida
In 2009, we commenced operations in the aggregates market in Argentina with our acquisition of La Preferida de Olavarría, which is located in the City of Olavarría, Province of Buenos Aires. In 2018, a new crusher started to operate. This plant has annual aggregates production capacity of 2.2 million tons.
We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 54% of the aggregates consumed by Lomax in their concrete production operations.
Investments
The second line of the L’Amalí plant increased our annual installed cement production capacity by 2.7 million tons and required a capital expenditure of approximately US$320 million (US$119 per ton). As of December 31, 2021 we have finished the construction of the L’Amalí plant second line, and we have invested approximately Ps. 37,624 million.
The L’Amalí plant is strategically located in the Buenos Aires region and near our main distribution center, LomaSer, a region of Argentina that accounts for approximately 41% of the country’s cement consumption.
The expansion of the L’Amalí plant was planned during its construction, reducing execution complexity. This second line now is in full production, and the required supply chain inputs are already in place and have been planned for with enough capacity to sustain the additional demand, such as electric power and natural gas sources. The investment will optimize the maintenance plan of the plant and spare parts inventory. The contractor has already achieved the contractual technical guarantees up to the pyro-process department, therefore resulting in thermal and electric energy consumption reductions.
The installation includes
state-of-the-art
equipment, including, among others: five stage precalcination towers, a new 5,800 tons/day three-pier kiln, one 24,000 tons multi-chamber cement silo, two new packing lines and bulk facilities, one silo with a capacity to store 75,000 tons of clinker, one cement vertical mill, and one raw vertical mill.
Now that the expansion is completed, L’Amalí has become the largest cement plant in Argentina and one of the largest in Latin America, based on annual installed cement production capacity.

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
During 2021, according to the INDEC, the Argentine economy recovered, increasing 10.3% after the decline of 9.9% and 2.1% in 2020 and 2019, respectively.
The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019
GDP (billions of Ps.)	688.6	624.5	693.0
Real GDP growth	10.3%	(9.9)%	(2.1)%
GDP per capita (in thousands of U.S. dollars)	10.6	8.6	9.9
Private consumption growth	10.2%	(13.1)%	(6.4)%
Average Ps./U.S. dollar exchange rate (1)	95.2	70.6	48.2
CPI inflation	50.9%	36.1%	53.8%
Private sector salary growth	55.2%	34.4%	44.3%
Unemployment rate (2)	7.0%	11.0%	8.9%

Sources
: BCRA, INDEC and our company
.
(1)	The average rate is calculated by using the average of the BCRA’s reported exchange rates on a daily basis.
(2)	As a percentage of Argentina’s economically active population.
COVID-19
Pandemic
The disruptions caused by the
COVID-19
had an adverse impact on our results for the period ended on December 31, 2020. Although we are getting to co-exist
with the virus, we need to stay alert and focus, as our country and the world continues to battle the
COVID-19
pandemic. Furthermore, the evolution of
COVID-19
infectious cases or outbreak of new traits remains uncertain. Therefore, we cannot predict the duration or severity of a new outbreak and its containment measures, and consequently we cannot foresee the impacts on our markets for 2022.
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
As a consequence of the second wave of
COVID-19
infections that Argentina experienced since March 2021, and as Covid cases continued to increase, in accordance with Decrees No. 235 and No. 241/2021, the National Executive Branch reestablished a limited number of restrictions on certain commercial operations and the movement of people (such as the restriction on group tourist trips, the closure of shopping centers, restrictions on store opening hours requiring them to be closed from 7:00 p.m. through 6:00 a.m., and a general movement restriction from 8:00 p.m. to 6:00 a.m.) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021, and then extended through June 6, 2021. The second quarter of this year was the worst in number of infections, registering the highest monthly record of cases since the outbreak of the pandemic.

Subsequently, and during the second half of this fiscal year, the number of infections has decreased significantly and steadily, which is why the National Government has relaxed or eliminated the most important restrictions in force.
At the time of this annual report, and given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations.
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
Inflation
Our audited consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the IAS 29. See
“
Presentation of Financial and Other Information
”
.
Our audited consolidated financial statements as of and for the year ended December 31, 2021, including the figures corresponding to the previous fiscal year have been restated to consider changes in the general purchasing power of our functional currency (the Peso) in accordance with the provisions in IAS 29 and the CNV’s General Resolution No. 777/2018. As a result, our financial statements are stated in the unit of currency that was current at the end of the fiscal year that is being reported.
In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE´s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national consumer prices published by the
Instituto Nacional de Estad
í
stica y Censos
(the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices, or IPIM prepared by INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires.
The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2021, 2020 and 2019 has been 50.9%, 36.1% and 53.8%, respectively. See
“
Note 2.2 of our audited consolidated statements
”
.
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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2021, our consolidated foreign currency-denominated borrowings was Ps. 2,338 million, denominated in U.S. dollars.
As of December 31, 2021 we did not have foreign currency derivative financial instruments.
In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2021, our foreign currency denominated borrowings as of December 31, 2021 would have increased by approximately Ps.764 million.
Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019, the Central Bank reinstated rigid restrictions and foreign exchange controls, for more information about said restrictions see
“
Item 10. Additional Information- D.
 Exchange Controls
”
.
As of December 31, 2017, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps.18.7742 per US$1.00, a devaluation of approximately 18% as compared to the official exchange rate of Ps.15.8502 per US$1.00 as of December 31, 2016. As of December 31, 2018, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps.37.8083 per US$1.00, a devaluation of approximately 101% as compared to the official exchange rate of Ps.18.7742 per US$1.00 as of December 31, 2017. As of December 31, 2019, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps.59.8950 per US$1.00, a devaluation of approximately 58.4% as compared to the official exchange rate of Ps.37.8083 per US$1.00 as of December 31, 2018. As of December 31, 2020, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps. 84.1450 per US$1.00, a devaluation of approximately 40.5% as compared to the official exchange rate of Ps.59.8950 per US$1.00 as of December 31, 2019. As of December 31, 2021, the official nominal exchange rate for Pesos into U.S. dollars fell to Ps. 102.7500 per US$1.00, a devaluation of approximately 22.1% as compared to the official exchange rate of Ps.84.1450 per US$1.00 as of December 31, 2020. In the first three months of 2022, the Peso depreciated approximately 8.0% against the U.S. dollar.
The following table sets forth the annual high, low, average and period-end
exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High (1)	Low (1)	Average (1)(2)	Period-end (1)
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
2022
January 2022	105.0150	103.0400	103.9846	105.0150
February 2022	107.4417	105.1350	106.3071	107.4417
March 2022	110.9783	107.9350	109.4585	110.9783
April 27, 2022	115.0050	111.1250	113.1100	115.0050

(1)	Reference exchange rate published by the Argentine Central Bank.
(2)	Based on daily averages.
Net Capital Expenditures and Other Investments
For the past three years, our capital expenditures have been principally directed to our expansion project in L’Amalí plant. In July 2017, we entered into an agreement with the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma for the construction of the second line at our L’Amalí plant to increase the annual installed cement capacity at this facility by 2.7 million tons. This investment represented approximately 43%, 76% and 73%, of total capital expenditures for the year ended December 31, 2021, 2020 and 2019.
On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps.7,088 million during the year ended December 31, 2021 and Ps.14,549 million and Ps.24,069 million during the years ended December 31, 2020 and 2019, respectively.
As of the date of this annual report the works in L’Amalí plant are completed and the facility is in full production.
Our Cost Structure
The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing
(use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2021, the percentage of co-processing
used in our production process reached 3.1%.
Thermal Energy
. Our operating income has been affected by energy price changes. Energy prices may vary in the future, mainly due to market forces and other factors outside our control. We protect ourselves from energy price inflation risks through the diversification of our fuel sources (including solid fuels and the use of co-processing
as an alternative energy source) and our ability to transfer all or part of increased costs to our customers via price increases for our products. We also seek to produce different types of cement with lower clinker content, replacing it with other components such as fly ash, slag, pozzolana, and limestone, which reduce our overall energy costs.

Thermal energy is our most utilized source of energy for our operations, representing 14% in the year ended December 31, 2021 and 11% and 17% in the years ended December 31, 2020 and 2019, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See
“
—Supply Contracts
”
.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. During 2021, prices have been increasing due to the growth of economic activity and the global energy crisis, not only surpassing levels prior to the pandemic, but reaching historical highs.
Electrical power
. Electrical power is one of the main drivers of our cost structure and represented 10%, 9% and 10% in the years ended December 31, 2021, 2020, and 2019, respectively, of our total cost of sales.
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
In Argentina, approximately 60% of the current energy demand that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. During 2021, our matrix was 39% renewable, 31% supplied with private contracts and only 30% was transacted as Base energy acquired from CAMMESA.
Since 2018, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off
date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA See
“
—Supply Contracts
”
.
In 2016, we entered into a
20-year
agreement with Genneia S.A., and in 2018 entered into a
20-year
agreement with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy. With these contracts, we not only complied with the law limits but also surpassed the minimum levels required. See
“Item 5.F Operating and Financial Review and Prospects—Supply Contracts”
.
Co-Processing
. We have increased the use of
co-processing
in our operations.
Co-processing
is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy.
Co-processing
is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. In Argentina, co-processing
represented 3.1% in the year ended December 31,2021 and 3.3% and 3.8% in the years ended December 31, 2020 and 2019, respectively, of our total thermal energy consumption.
For additional information related to our thermal energy, electrical power and co-processing
needs and costs, see
“
Item 4.B Information on the Company—Business Overview—Energy Sources
”
.
Preservation and maintenance costs
. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2021 preservation and maintenance costs represented 9% and in the years ended December 31, 2020 and 2019, represented 9% and 9%, respectively, of our total cost of sales.
Freight.
Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2021 freight represented 10% and in the years ended December 31, 2020 and 2019, freight represented 9% and 7%, respectively, of our total cost of sales, mainly as a result of higher volumes of cement and concrete demand in 2021, increasing outbound and inbound freight needs.
Salaries, wages and social security charges
. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2021 salaries, wages and social security charges represented 16% and in the years ended December 31, 2020 and 2019, salaries, wages and social security charges represented 18% and 19%, respectively, of our total cost of sales.
Raw Material Availability
. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2021 raw materials represented 11% and in the years ended December 31, 2020 and 2019, raw materials represented 10% and 10%, respectively, of our total cost of sales.
Effects of Taxes on Our Income
We are subject to a variety of generally applicable Argentine federal and state taxes on our operations and results. We are subject to Argentine federal Income Tax by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year. Dividends paid to argentine individuals and foreign beneficiaries (both individuals and entities) are subject to a 7% withholding tax made by the paying entity.
The corporate income and dividend tax rates for tax years commencing on or after January 1, 2020 through December 31, 2020 were 30% and 7%, respectively, and such tax rates were planned to be modified to 25% and 13%, respectively, for fiscal years commencing from January 1, 2021. However, the Argentine Congress approved Law 27.630, which modifies: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate. Such tax treatment is applicable for fiscal years starting as of January 1, 2021.We are also subject to the following federal and state taxes:

•	Turnover Tax . The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents approximately 1,5% of our net sales.

•
Quarry Exploitation Fee
. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its particular legislation.

For example, Municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated in a monthly basis. This amount represented 1.4% of sales in 2021 of cement, masonry cement and lime.

•
Tax on Bank Accounts Debits and Credits
. The general rate of the Tax on bank accounts debits and credits is 0.6% for each debit and each credit, while an increased rate of 1.2% applies in cases in which there has been a substitution for the use of a bank account. Taxpayers (whether at 0.6% or 1.2% rate) may compute 33% of the amounts paid under this tax as a payment on account of the income tax. Law 27,264, in force since August 2016, establishes that micro and small sized companies may apply 100% of this tax as an advance payment of income tax, medium industrial sized may apply 60% of this tax as an advance payment of income tax. Moreover, Law 27,432 establishes that the Executive Branch may increase up to 20% per year the percentage of the payments of this tax that can be computed for as payment on account of Argentine income tax. The government has not exercised this faculty since 2018 and currently it is uncertain if an increase of the computable amounts will take place in the medium term.

•
Stamp Tax
. Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have their own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 0.5% to 3.5% and are applied based on the economic value of the instrument.

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
duties and taxes.
Effect of Indebtedness Level and Interest Rates
As of December 31, 2021, our total outstanding borrowings on a consolidated basis were Ps.2,511 million. The level of our indebtedness results in financial results, that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 of our audited consolidated financial statements. During 2021, we recorded financial expenses of Ps.1,944 million, which included Ps.338 million in interest expense related to our loans and financings.

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
Financial Presentation and Accounting Practices
Presentation of Financial Statements
We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2021. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.
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
The description of the estimates and significant accounting judgments made by our board of directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in “Note 4 of our audited consolidated statements for the year ended December 31, 2021 and 2020”.
The main accounting policies are herein below discussed.

Principal Accounting Policies
Standards and Interpretations issued but not yet effective
The following is a description of the standards and interpretations that have been published but are not yet effective as of the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective.

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

•	IFRS 1—First-time Adoption of IFRS by a subsidiary
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
The amendment removes the illustration of reimbursement of leasehold improvements by the lessor in the illustrative for example 13 accompanying IFRS 16; thus removing the potential for confusion regarding the treatment of lease incentives when applying IFRS 16. The modification is not expected to have an impact on the Group’s consolidated financial statements.

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

•	IAS 1—Classification of Liabilities as Current or Non-Current
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

•	IAS 1 and IFRS 2 Practice Statement—Disclosure of Accounting Policies
The amendments require an entity to disclose its material accounting policies, rather than its significant accounting policies. Additional amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in the IFRS 2 Practice Statement. Its application will be effective for periods beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statement to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 12 Income Tax
The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

Adoption of new standards and interpretation
We has adopted all the improvements and new standards and interpretations issued by IASB that are relevant to its operations and that are effective for the financial year ended December 31, 2021. As from January 1, 2021, we began to apply the following standards:

•	IFRS 9, IFRS 7, IFRS 4, IFRS 16, and IAS 39 Interest Rate Benchmark Reform
In August 2020, IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which completes the second and last phase of its work to answer to the effects of the interbank offered rates (IBOR) reform in financial reporting. The amendments provide temporary exceptions that address the effects on financial reporting when an interbank offered rate is replaced by an alternative risk-free interest rate. These amendments are effective for fiscal years beginning on or after January 1, 2021. These amendments have had no impact on the Group’s consolidated financial statements.
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
“
Note 2.2 of our consolidated financial statements
”
.
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
For the years ended December 31, 2021, 2020 and 2019, goodwill has not suffered any impairment.
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

Leases
The accounting model for the recognition and measurement of all leases, as stablished by IFRS 16, is as follows:
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
The unwinding of the discount recognized for each lease is accounted by the Group in the comprehensive income of each year.
Operating lease income:
The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which the Group does not transfer substantially all the risks and rewards inherent in the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.
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
Taxation
Argentina
Income tax
We assess the income tax charge to be booked in accordance with the deferred tax method, which considers the effect of timing differences originating in the different basis for measuring assets and liabilities according to accounting and tax criteria and of the existing net losses and unused tax credits susceptible of deduction of future taxable income computed by considering the tax rate in force. A 30% tax rate had been set forth by Law No. 27.430 until the fiscal period ended on December 2019, dropping to 25% as from January 1, 2020. Pursuant to the reform introduced by Law No. 27.541, the changes in tax rates that had been prescribed were suspended and a decision was made to maintain the original 30% tax rate up to the fiscal years starting on January 1, 2021 inclusive. A literal interpretation of the reform would be that the last year-end
dates that will be subject to the 30% tax rate would be the fiscal years ended on December 31, 2021 (that is, those beginning as from January 1, 2021, inclusive), and that the 25% tax rate would come into force for the fiscal years starting as from January 1, 2022, inclusive. However, Law No. 27,260, which was enacted on June 16, 2021, introduced amendments to the corporate tax rate by setting a staggered structure of applicable rates based on the level of accumulated net taxable income for each company, which may be 25%, 30%, and 35%; the 7% tax on the distribution of dividends, however, has remained unchanged.
The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these have to be recognized by applying the tax rate that will apply to the company on the dates on which the differences between the carrying amounts and tax bases will be reversed or used. For this purpose, the Group has considered its tax projections to establish the tax rate that it estimates will apply in every year, in order to determine the value of temporary items and tax losses based on the estimated period of reversal and use.
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
Personal asset tax—Substitute responsible
In Argentina, foreign individuals and entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to personal asset tax of 0.25% over of the value of any shares or the American Depositary Shares issued by Argentine entities, held as of December 31 of each year. The tax applies to the Argentine issuers of said shares, who must pay for this tax on behalf for the relevant shareholders and it is based on the equity value (following the equity method), or the book value of the shares derived from the most recent financial statements as of December 31 of each year.
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
We have not designated any financial asset at fair value using this option. As of December 31, 2021, our financial assets at amortized cost comprise certain cash and cash equivalent elements, accounts receivable, trade and other receivables.
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
As of December 31, 2021 and 2020, our financial assets at fair value through profit or loss comprise mutual funds, classified as current investments.
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
“
Note 3.15 of our consolidated financial statements
”
.
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
The repurchase of our own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss stemming from purchases, sales, issuance or cancellation of our own equity instruments. See
“
Note 3.16 of our consolidated financial statements
”
.

Note 3.16 of our consolidated financial statements disclose the valuation and classification criterion for all individual equity accounts, including non-controlling
interest.
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
On January 24, 2018, our board of directors approved the implementation of an incentive program calculated on the basis of our ADS (the “Program”). See
“
Item 6.B Directors, Senior Management and Employees – Compensation – Long-Term Incentive Program
”
.
The purpose of this Program is to attract and retain certain high-ranking employees who satisfy certain admissibility criteria, in the search for aligning the company’s and its shareholders’ long-term interest.
At the end of the reporting period of these annual report, such Program has been deployed and implemented. A liability has been recorded to reflect the fair value of the transactions involving stock-based payments as they are settled in cash. Such fair value is determined at the opening date and at every reporting period of the fiscal year until the date when the plan is settled. To calculate fair value, it is the Black-Scholes method that is used. Fair value is recorded as an expense in the period in which the right becomes irrevocable. Changes in fair value are recognized in the fair value in the “Salaries, wages and social security contributions” caption of the consolidated statement of profit or loss and other comprehensive income and the related liability in the caption “Salaries and social security payables” in the consolidated statement of financial position. See
“
Note 19 of our consolidated financial statements
”
.
During the current fiscal year, the board of directors, through its meeting held on February 12, 2021, implemented two new employee incentive programs in order to retain certain high-ranking employees and align their interests with those of our company and its shareholders. These programs replaced the one approved by the board of directors at its meeting on January 24, 2018, notwithstanding the fact that the annual plans that have already been granted as part of the original program will remain in force.
The programs approved in 2021 consist in delivering, to certain employees, our ordinary shares listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs, being one of the new programs subject to total shareholder return (Total Shareholder Return or “TSR”), and the other to the permanence of the selected employees with the Group. In other words, the effective delivery of the shares will depend on the degree of performance of the return as defined in each of the annual plans that will be issued as part of the program and measured in a 3 year period against the target TSR, and on the permanence of the employee with the Group.
On December 21, 2021, our board of directors approved the issuance of the new plans within the framework of the programs implemented in February 2021.
The cost of the new share-based payment plans to be settled with equity instruments was initially measured at fair value at the date of grant, determined using a valuation model appropriate to the circumstances. The cost of this type of plan, along with the related changes, is recognized in “Share-based payment plans” in shareholders’ equity over the period in which the performance and/or service conditions are met, with contra to “Salaries, wages and social security contributions”. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that will ultimately remain as vested benefit for the employees.
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
Components of Certain Statement of Profit or Loss and Other Comprehensive Income Line Items
Revenues
Our revenues are derived by deducting discounts to clients from our gross sales revenue. Practically all of our gross sales revenue is denominated in pesos and is derived primarily from our sale of cement products, concrete, aggregates and railway services.
Cost of Sales
Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
	2021	2020	2019

	(in percentages)
Salaries, wages and social security charges	15.8	17.6	18.8
Thermal energy	13.7	11.1	16.6
Depreciation	11.8	12.5	10.2
Freight	10.3	8.8	7.1
Electrical power	9.8	9.3	10.5
Preservation and maintenance costs	9.3	9.3	9.5
Contractors	7.4	6.6	7.9
Packaging	4.1	4.9	3.9
Taxes, contributions and commissions	2.0	2.0	1.8
Fees and compensation for services	2.0	2.1	1.9
Transport and travelling expenses	0.7	0.7	0.7
Security	0.5	0.7	0.6
Employee benefits	0.4	0.4	0.4
Insurance	0.3	0.3	0.3
Leases	0.1	0.1	0.2
Communications	0.1	0.1	0.1
Canon (concession fee)	0.1	0.1	0.1
Data processing	0.0	0.0	0.1
Tolls	0.0	0.4	0.0
Water, natural gas and energy services	0.0	0.0	0.0
Others	1.4	1.3	1.3

Production expenses	89.9	88.3	92.0

Cost of sales	100	100	100

Selling and Administrative Expenses
Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling and administrative expenses that each such component represented for the years ended December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
	2021	2020	2019

	(in percentages)
Taxes, contributions and commissions	24.9	25.4	26.2
Salaries, wages and social security charges	22.7	24.8	29.3
Freight	15.3	13.2	9.9
Managers, directors and trustees’ fees	7.4	8.4	8.5
Depreciation and amortization	5.9	8.3	6.1
Fees and compensation for services	5.9	8.4	6.1
Advertising expenses	4.9	2.2	2.2
Allowance for doubtful accounts	3.1	0.2	1.7
Data processing	2.9	1.8	2.0
Insurance	2.3	2.2	1.5
Employee benefits	0.8	1.0	1.0
Communications	0.7	0.9	0.9
Transport and travelling expenses	0.5	0.6	1.5
Leases	0.4	0.4	0.6
Preservation and maintenance costs	0.2	0.3	0.5
Security	0.2	0.2	0.2
Water, natural gas and energy services	0.1	0.1	0.1
Others	1.7	1.7	1.7

Total selling and administrative expenses	100	100	100

Financial results, net
Our financial results principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) unwinding on liabilities and receivables; (4) foreign exchange variations related to our foreign currency-denominated indebtedness; (5) fees, commissions and other charges paid to financial institutions for borrowings; and (6) gain or loss on net monetary position. The non-cash
components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2021, see
“
-Liquidity and Capital Resources-Indebtedness and Financing Strategy
”
.
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
Results of Operations
In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the periods indicated to our consolidated results of operations, see
“
Note 32 to our audited consolidated financial statements included elsewhere in this annual report
”
.

Due to the transaction described in “Item 4.A — History and Development of the Company”, the company classified the results associated with the operation of Yguazú Cementos S.A. as a discontinued operation, which represented the entire cement operating segment in Paraguay until August 21, 2020. With such results classified as discontinued transactions, the cement segment in Paraguay is no longer presented in the segment note. In addition, the balances and results as of December 31, 2019, which are presented for comparative purposes and which arise from the consolidated financial statements as of such date, have certain reclassifications related to the aforementioned sale of interest for purposes of comparative presentation with those of the current period.
Year Ended December 31, 2021, compared to the Year Ended December 31, 2020
The following table sets forth our statement of profit or loss and other comprehensive income for 2021 and 2020:

	For the Year Ended December 31,		Variation
	2021	2020	Amount	(%)

	(in millions of Ps., except percentages)
Revenue	73,668.1	62,826.8	10,841.3	17.3
Cost of sales	(50,384.1)	(43,812.9)	(6,571.2)	15.0

Gross profit	23,284.0	19,013.9	4,270.1	22.5

Losses from interest in companies	0.0	(609.5)	609.5	n/a
Selling and administrative expenses	(6,328.7)	(5,214.5)	(1,114.2)	21.4
Impairment of property, plant and equipment	(152.8)	(1,429.3)	1,276.5	(89.3)
Other gains and losses	209.4	222.2	(12.8)	(5.8)
Tax on debits and credits to bank accounts	(742.4)	(738.7)	(3.7)	0.5
Finance costs, net
Exchange rate differences	80.2	2,498.5	(2,418.3)	(96.8)
Gain on net monetary position	1,867.3	1,266.6	600.7	47.4
Financial income	39.2	123.2	(84.0)	(68.2)
Financial expenses	(1,944.1)	(2,276.6)	332.5	(14.6)

Profit before taxes	16,312.1	12,855.8	3,456.3	26.9

Income tax expense
Current	(6,638.5)	(3,603.1)	(3,035.4)	84.2
Deferred	(3,329.3)	186.5	(3,515.8)	n/a

Net profit from continuing operations	6,344.3	9,439.2	(3,094.9)	(32.8)

Income from discontinued operations	0.0	7,741.2	(7,741.2)	n/a

Net profit	6,344.3	17,180.4	(10,836.1)	(63.1)

Revenues
Our revenues increased Ps.10,841 million, or 17.3%, from Ps.62,827 million in 2020 to Ps.73,668 million in 2021, mainly due to the sales volume increase of 18.7%, 73.4%, 47.1% and 14.1% in our cement, masonry cement and lime segment, concrete segment,aggregates segment and railroad segment, respectively.

•
Cement, masonry cement and lime segment
:
Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, increased Ps.8,569 million, from Ps.57,356 million in 2020 to Ps.65,925 million in 2021, mainly due to the increase of 18.7% in sales volume, and partially offset by an average sales price decrease of 3.1%.

•
Concrete segment:
Revenues from our concrete segment increased Ps.2,253 million, from Ps.3,072 million in 2020 to Ps.5,325 million in 2021, mainly due to an increase of 73.4% in sales volume, recovering from a 2020 that was heavily affected by the
COVID-19
lock-down and economic uncertainty that impacted major private and public projects.

•
Railroad segment
:
Revenues from our railroad segment, without considering the eliminations between segments, increased Ps.553 million, from Ps.5,427 million in 2020 to Ps.5,980 million in 2021, mainly due to an increase of 14.1% in sales volume, mainly as a consequence of the rebound in frac-sand and building materials demand from last year drop due to
Covid-19
restrictions, offseted by a decline of 3.4% in the average sales price.

•
Aggregates segment
:
Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps.502 million, from Ps.606 million in 2020 to Ps.1,108 million in 2021, mainly due to an increase of 47.1% in sales volume and an average price increase of 24.3%.

•	Others segment : Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps.139 million, from Ps.306 million in 2020 to Ps.445 million in 2021.
Cost of sales
Our cost of sales increased Ps.6,571 million, or 15.0%, from Ps.43,813 million for 2020 to Ps.50,384 million for 2021, mostly as a consequence of the higher volume sales. Main contributors to our cost of sales increase during the period were (1) Ps.2,050 million and Ps.841 million increase in thermal and electrical energy costs, respectively, as a consequence of higher sales volume and higher unitary costs in US dollars; (2) Ps.1,346 million in higher freights principally due to higher sales volume (3) higher costs in preservation and maintenance and contractors due to the normalization of the main equipment´s overhauling schedule after an year affected by the pandemic restrictions of Ps.592 million and Ps.882 million, respectively and (4) a Ps.497 million increase in depreciations.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2021	2020

	(in millions of Ps.)
Purchases and production expenses for the year	50,621.5	42,329.3
(+) Inventories at the beginning of the year	11,543.9	13,027.5
(-) Inventories at the end of the year	11,781.3	11,543.9

Cost of sales	50,384.1	43,812.9

The cost of sales of our segments is set forth below, eliminations between segments are not considered:

•
Cement, masonry cement and lime segment
:
Cost of sales from our cement, masonry cement and lime segment increased Ps.5,786 million, or 16.0%, from Ps.36,096 million for 2020 to Ps.41,882 million for 2021. Cost of sales increased, mainly due to an increase in (1) thermal and electricity cost, as a consequence of higher sales volume and higher unitary costs in US dollars, (2) freights principally as a consequence of a higher need of outbound and inbound transportation (3) higher costs in preservation and maintenance and contractors due to the normalization of the main equipment´s overhauling schedule, and (4) an increase in depreciations due to the completion of L’Amalí’s expansion project.

•
Concrete segment
: Cost of sales from our concrete segment increased Ps.1,193 million, or 26.5%, from Ps.4,511 million in 2020 to Ps.5,704 million in 2021, mainly reflecting an increase in variable costs due to higher sales volume and salaries, wages and social security charges.

•
Railroad segment
: Cost of sales from our railroad segment increased Ps.377 million, or 6.2%, from Ps.6,053 million in 2020 to Ps.6,430 million in 2021, mainly impacted by higher transported volume coupled with higher salaries, wages and social security charges and higher maintenance and contractors costs.

•
Aggregates segment:
Cost of sales from our aggregates segment increased Ps.310 million, or 35.5%, from Ps.873 million in 2020 to Ps.1182 million in 2021, mainly reflecting an increase in variable costs due to higher sales volume and higher preservation and maintenance, and an increase in salaries, wages and social security charges.

•
Others segment:
Cost of sales from Recycomb S.A.U. segment increased Ps.78 million, or 35.1%, from Ps.222 million in 2020 to Ps.300 million in 2021 mainly due to higher sales volume and salaries, wages and social security charges.

Gross profit
As a result of the foregoing, our gross profit increased Ps.4,270 million, or 22.5%, from Ps.19,014 million in 2020 to Ps.23,284 million in 2021. Our gross margin (gross profit divided by revenues and expressed as a percentage) was expanded by 134 basis points from 30.3% in 2020 to 31.6% in 2021.
Selling and administrative expenses
Our selling and administrative expenses increased Ps.1,114 million, or 21.4%, from Ps.5,214 million in 2020 to Ps.6,329 million in 2021, mainly due to (1) an increase in the turnover tax, as a consequence of higher revenues (2) an increase in freights to clients due to higher sales volume.
Other gains and losses
Our other gains and losses were Ps.209 million in 2021, decreasing Ps.13 million, or 5.7%, from Ps.222 million in 2020, which included a gain over tax credit assignment and from the amendment to the ADSs program agreement with the exclusive depositary and lease income, jointly with other miscellaneous losses.
Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits increased Ps.4 million, or 0.5%, from Ps.739 million in 2020 to Ps.742 million in 2021, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our financial results decreased Ps.1,569 million, from Ps.1,612 million (gain) in 2020 to Ps.42 million (gain) for 2021, principally due to (1) a lower gain of Ps.2,418 million from exchange rate differences, (2) an increase in gain on net monetary position of Ps.601 million, and (3) and a lower financial income and expense net of Ps.248 million.
Our financial expenses decreased Ps.332 million, or 14.6%, from Ps.2,277 million for 2020 to Ps.1,944 million in 2021, mainly due to the negative effect of inflation on temporary investments interests of Ps.577 million, offseted by lower interests for Ps. 260 million and Ps. 359 million from unwinding of discounts on receivables.
Our financial income decreased Ps.84 million, or 68.2%, from Ps.123 million for 2020 to Ps.39 million for 2021.
Income tax expense
Our income tax expense increased Ps.4,261 million, or 74.7%, from Ps 5,707 million for 2020 to Ps.9,968 million for 2021. The effective tax rate was 61.1% for 2021 and 24.9% in 2020.
The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2021	2020

	(amounts in millions of Ps.)
Profit from continuing operations before income tax expense	16,311.9	12,855.8
Profit from discontinued operations before income tax expense	0.0	10,031.1
Statutory rate	35%	30%
Income tax at statutory rate	(5,709.2)	(6,866.1)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	0.0	970.0
Impairment of recognized losses at Ferrosur Roca S.A.	(237.2)	(242.9)
Tax revaluation and inflation adjustment for accounting and tax purposes	(169.7)	282.5
Change in tax rate (1)	(3,857.9)	184.4
Other non-taxable income or non-deductible expense net	6.2	(34.5)

Income tax expense	(9,967.8)	(5,706.6)

Income tax expense
Current	(6,638.5)	(5,882.7)
Deferred	(3,329.3)	176.2

Total	(9,967.8)	(5,706.6)

(1)
Law No. 27.430 had set forth for the tax periods commencing as from January 1, 2020 that the tax rate payable by corporations as income tax would decrease from 30% to 25% and that the additional tax on dividends or earnings that are distributed to individuals in Argentina and abroad and foreign legal entities would rise from 7% to 13%. However, the Argentine Congress approved Law 27.630, which modifies: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate.

Our current income tax increased Ps.756 million, or 12.8%, from Ps.5,882.7 million in 2020 to Ps.6,638.5 million in 2021, mainly explained by a higher profit from continuing operations and the extraordinary impact on 2020 due to the sale of our share in Yguazú Cementos S.A.
Our deferred income tax increased Ps.3,505 million, from a gain of Ps.176 million in 2020 to a loss of Ps.3,329 million in 2021, mainly due to the impact of the change in tax rate.
Net profit
As a result of the foregoing, our net profit decreased Ps.10,836 million, or 63.1%, from Ps.17,180 million in 2020 to Ps.6,344 million in 2021. Our net margin (net profit divided by revenues and expressed as a percentage) decreased by 1,873 basis points, from 27.3% in 2020 to 8.6% in 2021, mainly explained by the extraordinary result in 2020 due to the sale of our share in Yguazú Cementos S.A.
Our net profit from continuing operations decreased Ps.3,095 million, or 32.8%, from Ps.9,439 million in 2020 to Ps.6,344 million in 2021, mainly explained by higher operational results due to increased operations, offseted by higher income tax expense and the impact of the change in the income tax rate.
Year Ended December 31, 2020, compared to the Year Ended December 31, 2019
The following table sets forth our statement of profit or loss and other comprehensive income for 2020 and 2019:

	For the Year Ended December 31,		Variation
	2020	2019	Amount	(%)

	(in millions of Ps., except percentages)
Revenue	62,826.8	72,079.3	(9,252.5)	(12.8)
Cost of sales	(43,812.9)	(52,386.0)	8,573.1	(16.4)

Gross profit	19,013.9	19,693.3	(679.4)	(3.4)

Loss from interest in companies	(609.5)	0.0	(609.5)	n/a
Selling and administrative expenses	(5,214.5)	(5,743.7)	529.2	(9.2)
Other gains and losses	222.2	92.4	129.8	140.4
Impairment of property, plant and equipment	(1,429.3)	0.0	(1,429.3)	n/a
Tax on debits and credits to bank accounts	(738.7)	(829.9)	91.2	(11.0)
Finance costs, net
Exchange rate differences	2,498.5	(2,453.3)	4,951.8	(201.8)
Gain on net monetary position	1,266.6	2,291.0	(1,024.4)	(44.7)
Financial income	123.2	124.1	(0.9)	(0.7)
Financial expenses	(2,276.6)	(3,083.2)	806.6	(26.2)

Profit before taxes	12,855.8	10,090.7	2,765.1	27.4

Income tax expense
Current	(3,603.1)	(2,149.2)	(1,453.9)	67.6
Deferred	186.5	(1,171.7)	1,358.2	n/a

Net profit from continuing operations	9,439.2	6,769.8	2,669.4	39.4

Income from discontinued operations	7,741.2	1,540.0	6,201.2	402.7

Net profit	17,180.4	8,309.8	8,870.6	106.7

Revenues
Our revenues decreased Ps. 9,252 million, or 12.8%, from Ps. 72,079million in 2019 to Ps. 62,827 million in 2020, mainly due to the sales volume decline of 5.6%, 62.5%, 47.8% and 15.2% in our cement, masonry cement and lime segment in Argentina, concrete segment, aggregates segment and railroad segment, respectively. This was partially offset by a 0.9% sales price increase in cement, masonry and lime.

•
Cement, masonry cement and lime segment
:
Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps.2,856 million, from Ps.60,212 million in 2019 to Ps.57,356 million in 2020, mainly due to the decrease of 5.6% in sales volume, mostly explained by
COVID-19
pandemic impacts, and partially offset by an average sales price increase of 0.9%.

•
Concrete segment:
Revenues from our concrete segment decreased Ps.7,154 million, from Ps.10,226 million in 2019 to Ps.3,072 million in 2020, mainly due to decrease of 62.5% in sales volume, heavily affected by the
COVID-19
lock-down and economic uncertainty impacting major private and public projects, coupled with a lower average sales price of 19.9% as a consequence of softer demand.

•
Railroad segment
:
Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps.2,066 million, from Ps.7,493 million in 2019 to Ps.5,427 million in 2020, mainly due to a decrease of 15.2% in sales volume, mainly as a consequence of the drop in the frac-sand and building materials transported volumes and a decline of 14.6% in the average sales price.

•
Aggregates segment
:
Revenues from our aggregates segment, without considering the eliminations between segments, decreased Ps.666 million, from Ps.1,272 million in 2019 to Ps.606 million in 2020, mainly due to a decline of 47.8% in sales volume and an average price decrease of 8.6%.

•	Others segment : Revenues from Recycomb S.A.U., without considering the eliminations between segments, decreased Ps.86 million, from Ps.392 million in 2019 to Ps.306 million in 2020.
Cost of sales
Our cost of sales decreased Ps. 8,573million, or 16.4%, from Ps. 52,386 million for 2019 to Ps. 43,813 million for 2020, mostly as a consequence of the lower volume sales. Main contributors to our cost of sales decreased during the period were (1) Ps.3,871 million and Ps.1,401 million reduction in thermal and electricity energy costs, respectively, as a consequence of lower sales volume and lower unitary costs in US dollars; (2) a Ps.2,144 million in lower salaries, wages and social security charges (3) tighter cost control in contractor charges of Ps.1,250 million related to the
COVID-19
pandemic, and Ps.878 million in preservation and maintenance costs due to an adjustment of the main equipment´s overhauling schedule.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2020	2019

	(in millions of Ps.)
Purchases and production expenses for the year	42,329.3	52,522.0
(+) Inventories at the beginning of the year	13,027.5	12,891.5
(-) Inventories at the end of the year	11,543.9	13,027.5

Cost of sales	43,812.9	52,386.0

The cost of sales of our segments is set forth below:

•
Cement, masonry cement and lime segment
:
Cost of sales from our cement, masonry cement and lime segment decreased Ps.4,757 million, or 11.6%, from Ps.40,853 million for 2019 to Ps.36,096 million for 2020. Cost of sales decreased, mainly due to a reduction in (1) thermal and electricity cost, as a consequence of lower sales volume and lower unitary costs in US dollars, (2) salaries, wages and social security charges, and (3) contractor charges related to tighter cost control during the beginning of
COVID-19
pandemic, and lower costs in preservation and maintenance costs due to an adjustment of the main equipment´s overhauling schedule.

•
Concrete segment
: Cost of sales from our concrete segment declined Ps.5,512 million, or 55.0%, from Ps.10,023 million in 2019 to Ps.4,511 million in 2020, mainly reflecting a decrease in variable costs due to lower sales volume.

•
Railroad segment
:
Cost of sales from our railroad segment decreased Ps.1,262 million, or 17.3%, from Ps.7,315 million in 2019 to Ps.6,053 million in 2020, mainly impacted by a lower transported volume coupled with a lower salaries, wages and social security charges, as a consequence of managerial actions and governmental assistance.

•
Aggregates segment
:
Cost of sales from our aggregates segment decreased Ps.557 million, or 38.9%, from Ps.1,430 million in 2019 to Ps.873 million in 2020, mainly reflecting a decrease in variable costs due to lower sales volume and lower preservation and maintenance, and salaries, wages and social security charges.

•
Others segment:
Cost of sales from Recycomb S.A.U. segment decreased Ps.61 million, or 21.5%, from Ps.283 million in 2019 to Ps.222 million in 2020 mainly due to lower sales volume and salaries, wages and social security charges.

Gross profit
As a result of the foregoing, our gross profit decreased Ps.
679 million, or 3.4%, from Ps. 19,693million in 2019 to Ps.
19,014 million in 2020. Our gross margin (gross profit divided by revenues and expressed as a percentage) was expanded by 294 basis points from 27.3% in 2019 to 30.3% in 2020.
Selling and administrative expenses
Our selling and administrative expenses decreased Ps. 529 million, or 9.2%, from Ps.5,744 million in 2019 to Ps.5,214 million in 2020, mainly due to (1) a reduction in salaries, wages and social security charges (2) a reduction in the turnover tax, as a consequence of lower revenues.
Other gains and losses
Our other gains and losses were Ps.222 million in 2020, increasing Ps.130 million, or 140.4%, from Ps.92 million in 2019, which included a gain from the amendment to the ADSs program agreement with the exclusive depositary and lease income, jointly with other miscellaneous losses.
Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits decreased Ps.91 million, or 11.0%, from Ps.830 million in 2019 to Ps.739 million in 2020, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our financial results improved Ps.4,733 million, from Ps.3,121 million (loss) in 2019 to Ps.1,612 million (gain) for 2020, principally due to (1) an improved of Ps.4,952 million from exchange rate differences, (2) a declined of Ps.807 million in losses from financial expenses, which was partially offset by a decrease in gain on net monetary position of Ps.1,024 million.
Our financial expenses decreased Ps.807 million, or 26.2%, from Ps.3,083 million for 2019 to Ps.2,277 million in 2020, mainly due to lower interest of Ps.1,063 million, reflecting a decrease in the average debt position, due to the prepayment of our pesos denominated debt due to the cash inflows from the sale of our share in Yguazú Cementos S.A.
Our financial income decreased Ps.1 million, or 0.7%, from Ps.124 million for 2019 to Ps.123 million for 2020.

Income tax expense
Our income tax expense increased Ps.2,241 million, or 64.7%, from Ps 3,466 million for 2019 to Ps.5,707 million for 2020. The effective tax rate was 24.9% for 2020 and 29.4% in 2019.
The following table presents our effective tax rate reconciliation for each period.

	For the year ended December 31,
	2020	2019

	(amounts in millions of Ps.)
Profit from continuing operations before income tax expense	12,855.8	10,090.7
Profit from discontinued operations before income tax expense	10,031.1	1,684.6
Statutory rate	30%	30%

Income tax at statutory rate	(6,866.1)	(3,532.6)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	970.0	336.9
Impairment of recognized losses at Ferrosur Roca S.A.	(242.9)	0.0
Tax revaluation	282.5	(310.2)
Change in tax rate (1)	184.4	(578.3)
Other non-taxable income or non-deductible expense net	(34.5)	(1.7)

Income tax expense	(5,706.6)	(3,465.5)

Income tax expense
Current	(5,882.7)	(2,267.2)
Deferred	176.2	(1,198.3)

Total	(5,706.6)	(3,465.5)

(1)
Law No. 27.430 had set forth for the tax periods commencing as from January 1, 2020 that the tax rate payable by corporations as income tax would decrease from 30% to 25% and that the additional tax on dividends or earnings that are distributed to individuals in Argentina and abroad and foreign legal entities would rise from 7% to 13%. The Law No. 27,541 postpones such change in tax rates and maintains the original 30% and 7% tax rates until the fiscal years starting on January 1, 2021, inclusive. However, the Argentine Congress approved Law 27.630, which modifies: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate.

Our current income tax increased Ps.3,616 million, or 159.5%, from Ps.2,267 million in 2019 to Ps.5,883 million in 2020, mainly explained by the extraordinary income from the sale of our share in Yguazú Cementos S.A.
Our deferred income tax decreased Ps.1,375 million, from a loss of Ps.1,198 million in 2019 to a gain of Ps.177 million in 2020, mainly due to the impact of change in tax rate and the application of the inflation adjustment for tax purposes.
Net profit
As a result of the foregoing, our net profit increased Ps.8,871 million, or 106.8%, from Ps.8,310 million in 2019 to Ps.17,180 million in 2020. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 1,582 basis points, from 11.5% in 2019 to 27.3% in 2020.
Our net profit from continuing operations increased Ps.2,669 million, or 39.4%, from Ps.6,770 million in 2019 to Ps.9,439 million in 2020, mainly explained by a gain on financial results, net.

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
During 2021, we used cash flow generated by our continuing operations primarily for capital expenditures, working capital needs and reducing our debt. As of December 31, 2021, our cash and cash equivalents (defined as cash and banks and short-term investments) was Ps.3,306 million, and we had a positive working capital (defined as current assets less current liabilities) of Ps.2,486 million, mainly as a consequence of short-term debt and accounts payable.
We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs at least for the next 12 months. We implement liquidity risk management practices, keeping cash and other liquid instruments, as well as available funds. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. Although we believe that we have adequate sources of liquidity for the forthcoming years (see
“
Note 25 to our audited consolidated financial statements
”
),
weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.
Capital Resources
We estimated that the total invest will be approximately US$320 million from 2017 to 2022 in the expansion of our L’Amalí plant, to increase our production capacity improving our operational efficiency. All the expenditures already incurred and our contracts in place for such constructions, as well as all related liabilities, have been recorded in our financial statements at fiscal year-end
in accordance with IFRS.
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
Cash Flows
The table below sets forth our cash flows from continuing operating activities, continuing investing activities and continuing financing activities for the years ended December 31, 2021, 2020 and 2019:

	For the Year Ended December 31,
	2021	2020	2019

	(in millions of Ps.)
Net cash flows provided by (used in):
Operating activities	15,049.9	17,188.6	14,077.2
Investing activities	(8,845.1)	(2,157.7)	(24,109.7)
Financing activities	(8,759.6)	(15,853.9)	5,280.0
Effect of restating in constant currency of cash and cash equivalents	(219.7)	(236.7)	(332.9)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	(524.3)	4,984.1	397.1

Increase / (Decrease) in cash and cash equivalents	(3,298.8)	3,924.4	(4,688.3)

Year Ended December 31, 2021
In 2021, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by continuing operating activities was Ps.22,377 million. The sum of changes used in continuing operating assets and liabilities were Ps.7,327 million in 2021, which was mainly due to cash flows of Ps.6,279 million in income tax paid and an increase of Ps.1,350 million from trade account receivables, partially offset by a Ps.1,465 million from an increase in trade account payables. In 2021, net cash provided by continuing operating activities of Ps. 15,050 million.
Our net cash flow used in continuing investing activities was Ps.8,845 million in 2021, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project of Ps 7,088 million.
Our net cash flow used in continuing financing activities was Ps.8,760 million in 2021, due to repayment of borrowings of Ps.6,876 million, repurchase of common stock for Ps. 2,387 million and interest paid to service our debt of Ps.570 million, partially offset by proceeds from borrowings of Ps.1,251 million.
Our cash and cash equivalents of continuing operations decreased by Ps.3,299 million in 2021, mainly due to the income tax paid.
Year Ended December 31, 2020
In 2020, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps.18,603 million. The sum of changes used in continuing operating assets and liabilities were Ps.1,415 million in 2020, which was mainly due to cash flows of Ps.1,868 million in income tax paid and loss on net monetary position of Ps. 1,267, partially offset by a Ps.1,190 million decrease in inventories and a Ps.778 million increase in salaries and social security payables. In 2020, net cash provided by continuing operating activities of Ps.17,189 million.
Our net cash flow used in continuing investing activities was Ps.2,158 million in 2020, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project of Ps 14,549, partially offset by proceeds from disposal of Yguazú Cementos S.A.
Our net cash flow used in continuing financing activities was Ps.15,854 million in 2020, due to repayment of borrowings of Ps.26,378 million, and interest paid to service our debt of Ps.4,391 million and the payment of a dividend of Ps.4,021 million, partially offset by proceeds from borrowings of Ps.19,157 million.
Our cash and cash equivalents of operations increased by Ps.3,924 million in 2020, mainly due to effects of the exchange rate differences on cash and cash equivalents in foreign currency.
Year Ended December 31, 2019
In 2019, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by continuing operating activities was Ps.17,114 million. The sum of changes used in continuing operating assets and liabilities were Ps.3,037 million in 2019, which was mainly due to an increase of Ps.1,367 million from trade account receivables and a gain on net monetary position of Ps. 2,291, partially offset by a Ps.2,071 million increase in accounts payable. In 2019, we also paid income taxes of Ps.3,590 million, resulting in net cash provided by continuing operating activities was Ps.14,077 million.
Our net cash flow used in continuing investing activities was Ps.24,110 million in 2019, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project. This investment, in the second production line in L’Amalí plant, represented approximately 73% of the total amount, and the remaining consisted basically in general maintenance and stripping costs.
Our net cash flow provided in continuing financing activities resulted in Ps.5,280 million in 2019, due to proceeds from borrowings of Ps.19,513 million, and repayments of borrowing of Ps.10,044 and interest paid to service our debt of Ps.3,982 million.

Our cash and cash equivalents of continuing operations decreased by Ps.4,688 million in 2019, mainly due to Ps.24,110 million from investing activities, which were partially offset by net cash flows provided by operating activities of Ps.14,077 million.
Indebtedness and Financing Strategy
As of December 31, 2021, our total outstanding consolidated borrowings were Ps.2,511 million, consisting of Ps.2,112 million of short-term borrowings, including current portion of long-term borrowings (or 84% of our total borrowings) and Ps.399 million of long-term borrowings (or 16% of our total borrowings).
Our foreign currency-denominated consolidated borrowings as of December 31, 2021 were Ps.2,338 million (or 93% of our total borrowings), all of which were denominated in U.S. dollars. Our peso-denominated borrowings were Ps.173 million (or 7% of our total borrowings).
As of December 31, 2021, our total consolidated borrowings accrued interest at floating rates. The foreign currency-denominated borrowings accrued interest at rates based on Libor, and borrowings denominated in Pesos accrued interest at short term market rates.
The following table sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2021:

	December 31, 2021
	Re.	Company	Rate	Last maturity date	Amount In millions Ps.

Loans in foreign currency - USD
Industrial and Commercial Bank of China	(1)	Loma Negra CIASA	6-Month Libor + 4.25%	Jan-22	91.8
Industrial and Commercial Bank of China	(1)	Loma Negra CIASA	6-Month Libor + 4.25%	Feb-22	6.4
Industrial and Commercial Bank of China	(1)	Loma Negra CIASA	6-Month Libor + 4.25%	Mar-22	41.6
Industrial and Commercial Bank of China	(2)	Loma Negra CIASA	6-Month Libor + 7.375%	Jan-22	663.2
Industrial and Commercial Bank of China	(2)	Loma Negra CIASA	6-Month Libor + 7.375%	Jan-22	731.8
Industrial and Commercial Bank of China	(3)	Loma Negra CIASA	3-Month Libor + 7.50%	Nov-23	803.4

Total loans in foreign currency					2338.2

Loans in local currency
Bank overdrafts		Ferrosur Roca SA	35.6%	Jan-22	124.1
Bank overdrafts		Loma Negra CIASA	35.6%	Jan-22	48.8

Total loans in local currency					172.9

Total					2511.1

As of December 31, 2021, the average maturity of our indebtedness was 0.4 years. Our financing strategy over the next several years principally involves minimizing the firm cost of capital, continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.
At the annual ordinary and extraordinary shareholders meeting held on April 16, 2020, our shareholders approved a global note program for the issuance of non-convertible
negotiable obligations (obligaciones negociables) in an aggregate amount of up to US$150.0 million or its equivalent in other currencies (the Note Program”), in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented, and Title II of the Rules of the CNV. In addition, within the Note Program, our shareholders approved the issuance of simple non-convertible
negotiable obligations in an aggregate amount of up to US$50.0 million or its equivalent in other currencies, which may be issued in one, two or more series as determined by our board of directors. As of the date of this annual report, we have not issued any negotiable obligation under the Note Program.
Certain of the instruments governing our indebtedness require us to comply with financial and nonfinancial covenants. A breach of these financial covenants would constitute an event of default under the related financial agreements and could result in the acceleration of our obligations thereunder. As of the date of this annual report, we were in compliance with these financial and non- financial covenants. Many of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all our assets.

The following is a description of our material indebtedness as of the date of this annual report.
Industrial and Commercial Bank of China

(1)
During the fiscal year ended December 31, 2020, Loma Negra C.I.A.S.A. received two disbursements of the loan agreement with Industrial and Commercial Bank of China Argentina S.A. for USD 40,919,350, the last principal payments of which maturing in January and February 2022. In addition, during the current fiscal year, we received an additional disbursement of USD 389,966, the last principal payment of which matures in March 2022. The loan accrues interest at adjusted LIBOR plus 4.25%.

(2)
During fiscal year 2020, Loma Negra C.I.A.S.A. signed a new loan agreement with Industrial and Commercial Bank of China for USD 13,127,766, payable upon maturity in January 2022. This loan accrues interest at adjusted LIBOR plus 7.375%, payable on a monthly basis.

(3)
In June 2016, Loma Negra signed a loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of USD 50,000,000 to be paid in five equal, half-yearly installments with a one-year grace period as from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan requires the net debt / EBITDA ratio to be satisfied, which has always been satisfied from the execution of the loan. In May 2019, the Group extended the maturity dates of such loan. During the previous fiscal year we, in accordance with the lender, has amended the loan agreement and shall pay the outstanding principal in nine payments, the first one on October 2020 of USD 5,200,000 and eight more equal quarterly payments of USD 975,000, the last due in November 2023. As of December 31, 2021, the amount pending payment under this loan was Ps 803.375 million.

On April 2022, Loma Negra C.I.A.S.A. signed a new loan agreement with Industrial and Commercial Bank of China (Dubai Branch) for USD 56,000,000, payable in equal amortizations on months 21, 24 and 27. This loan accrues interest at LIBOR (3 months) plus 8%, payable on a quarterly basis.
Contractual Commitments
The following table presents information relating to our contractual obligations as of December 31, 2021:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in millions of Ps.)
Financial borrowings (1)	2,511.1	2,112.4	398.7	—	—
Accounts payable	7,876.3	7,876.3	—	—	—
Taxes payable	3,345.4	3,345.4	—	—	—
Salaries and social security contributions	2,085.1	2,034.5	—	50.5	—
Lease liabilities	314.7	79.5	105.4	82.1	47.7
Severance payment plans	227.8	136.6	70.8	7.4	13.0
Other debts (2)	74.7	23.3	—	—	51.4
Total	16,435.1	15,608.1	574.9	140.0	112.1

(1)	Includes payments of principal only. “See – Note 25 of our audited consolidated statements for the year ended December 31, 2021 and 2020”.
(2)	Corresponds to our internal information.

Selected Ratios
Comparative ratios as of and for the years ended December 31, 2021, 2020 and 2019:

	As of and for the Year Ended December 31,
	2021	2020	2019
Liquidity (1)	1.15	0.92	0.58
Solvency (2)	2.24	1.78	1.12
Non-current assets to total assets ratio (3)	0.82	0.80	0.84
Profitability (4)	0.09	0.27	0.14

(1)	Current assets / Current liabilities
(2)	Shareholder’s equity / Total liabilities
(3)	Non-current assets / Total assets
(4)	Net profit / Average shareholder’s equity

C.	Research and Development, Patents and Licenses, etc.
Intellectual Property
As of December 31, 2021, Loma Negra had 102 registered trademarks and two pending trademark application for renewal with the Argentine National Intellectual Property Institute. In addition, Recycomb and Ferrosur Roca are owners of two trademarks each. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.
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
We believe that the macroeconomic environment and the trends in the Argentine economy have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina. This analysis should be read in conjunction with
“
Item
5-A
”
—
Operating Results — Factors Affecting Our Results of Operations
.
”

E.	Critical Accounting Estimates
Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
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
The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2023. Our board of directors has a president and in his absence, the vice president presides. The president of the board of directors, or the vice president in his or her absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws
establishing a minimum age for directors for retirement or
non-retirement
under an age limit requirement or requiring directors to be our shareholders.

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
The following table lists the current members of our board of directors appointed by the ordinary shareholders meeting held on April 27, 2022:

Name	Age	Position	Independent	Years as a Board Member as of December 31 2021
Flávio Mendes Aidar	46	President	No	3
Sergio Damián Faifman	47	Vice-President	No	10
Livio Hagime Kuze	42	Director	No	1
Paulo Diniz	64	Director	No	5
Javier Enrique Patron	60	Director	No	0
Carlos Boero Hughes	56	Director	Yes	5
Diana Mondino	63	Director	Yes	5
Sergio Daniel Alonso	59	Director	Yes	5
Javier Graña	51	Director	Yes	3
Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4 th
Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.
Flávio Mendes Aidar.
Mr. Aidar was appointed as member and President of Loma Negra’s board of directors in April 2019. He was graduated in Business Administration from the School of Business Administration of Fundação Getúlio Vargas de São Paulo Brazil, in 1997. He is currently CEO of InterCement Participações S.A., a leading global cement player, our controlling shareholder, since March 2019. He is member of the board of directors of CCR SA (IBOV: CCRO3.SA), one of the largest infrastructure concession and mobility companies in Latin America since April 2018. Mr. Aidar chairs the board of directors of SNIC (Brazilian National Union of the Cement Industry) and also chairs the Board of ABCP (Brazilian Portland Cement Association). Also, he was a Member of the Advisory Board of Mover S.A. between June 2017 and March 2019. Between April 2010 and June 2017 and between 2000 and 2005 he held different positions in Brazil and New York at
Goldman Sachs
where his last function was Managing Director of the investment bank and member of the Management Committee of Goldman Sachs Brazil. Between 2005 and 2010, he worked for Citigroup Global Markets as Vice-President of the investment bank for Latin America. Since 2019 he is a member and President of the Ethics and Compliance Committee and a member of the People and Governance Committee of Loma Negra.
Sergio Damián Faifman
. Mr. Faifman was appointed as member of our board of directors in August 2012. He has also acted as Vice-President of our board of directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the Boards of Directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra. Also, he is currently second Vice-President of FICEM (Inter-American Cement Federation) which in turn is member of the GCCA. Mr. Faifman is also a Board member and a member of the Strategy and Finance Committee of InterCement Brasil S.A. (ICB). In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined our company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002. Currently, he is a member of the following Loma Negra’s Committees: Ethics and Compliance Committee, People and Governance Committee, Audit Committee, and Results, Finance and Strategy Committee. Also, he is President of the board of Loma Negra’s Foundation.

Javier Enrique Patron
. Mr. Patrón joined Marval O’Farrell Mairal (the largest law firm in Argentina and a market leader at both local and Latin American level) in 1992 and he has been a partner since 1997. He leads the employment litigation sector and specializes in providing legal support to international clients doing business in Argentina. He currently chairs the firm’s labor and employment law department and has been managing partner since 2015. He graduated as a lawyer from the Museo Social Argentino University in 1988, where he also worked as an assistant professor in Labor and Social Security Law until 2008. Furthermore, he has also worked as assistant professor at the Universidad de Buenos Aires from 1988 to 2008. Ranked in Band 1 in Chambers & Partners Latin America, he is listed as “Leading Lawyer” in Legal 500 and recommended in the Argentina Labor section of Who’s Who Legal & LL250. Mr. Patron also won the LACCA Thought Leader award in Labor Law in 2021 and is listed in the “LACCA Approved 2021” guide. He has also written numerous articles in well-known international publications and contributed to the following books: “The International Law Review” and “The International Employment Law.”
Livio Hagime Kuze
. Mr. Kuze was appointed CEO of InterCement Brasil S.A. in April 2021, holding various positions on the board of directors of such company since 2019, serving also as member of the Ethic and Compliance Committee. In 2001 he graduated in Business Administration from the FGV EAESP – Fundação Getulio Vargas’s São Paulo School of Business Administration. He also took specialization courses at the following institutions: INSEAD – Strategy and Leadership (2012), University of Pennsylvania – Finance (2012), University of Chicago – Corporate Finance (2014) and MIT – Digital Transformation (2021). Mr. Kuze previously worked at the following companies: MOVER Participações, Vexia, CPFL Energia, Alpargatas S.A., MasterCard Advisors, Santista S.A., Unibanco and A.T.Kearney. Currently, Mr. Kuze sits on the board of Grupo CCR – Companhia de Concessões Rodoviárias, is Administrator at COMICAN – Companhia de Mineração Candiota, EcoProcessa—Tratamento de Resíduos LTDA. and NeoGera Investimentos em Inovação Ltda and is Director of Barra Grande Participações S.A. Machadinho Participações S.A., Estreito Participações S.A., InterCement Atividades Imobiliárias S.A. and Instituto Intercement. In August 2021 he was appointed member of Loma Negra’s board of directors and he is also member of the Ethics and Compliance Committee and chairs the Risks and Reputational Committee of Loma Negra since such date.
Paulo Diniz
. Mr. Diniz was appointed as a member of our board of directors in July 2017. Since 2019, Mr. Diniz chairs the Results, Finance and Strategy Committee and is a member of the Risks and Reputational Committee of Loma Negra. Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. and a member of its Executive Board, overseeing the operational performance of InterCement Group companies, including ESG policies and execution. Mr. Diniz is also a member of the board of directors of InterCement Brasil S.A., of InterCement Portugal S.A., and a member of Instituto InterCement, with focus on providing self-development in communities in need. Paulo has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan S.A., F.
Hoffmann-La
Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from
Politécnica-USP
in São Paulo, a master’s degree in Business Administration from IMD in Switzerland, and a specialization in human resources from INSEAD in France.
Carlos Boero Hughes
. Mr. Boero was appointed as a member of our board of directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of a Adecoagro SA, a Luxembourg incorporated company with operations in Argentina, Brazil, and Uruguay. He began working at Adecoagro in August 2008 overseeing, among other responsibilities, the company´s finance and administrative departments. He is also part of the Strategy and ESG Committees (contributing with his solid experience in governance since Adecoagro is a NYSE listed company since 2011). From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO
of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Catolica de Argentina in 2001 and has also completed an Executive Program at INSEAD, France, in 2007. Also, he is a member of the Audit Committee and the Results, Finance and Strategy Committee and he is board member of Loma Negra’s Foundation.
Diana Elena Mondino
. Ms. Mondino was appointed as a member of our board of directors in July 2017. She is a Finance Professor and Dean of Institutional Relations at Universidad del CEMA since 2006. Ms. Mondino is CEO of Banco Roela, where she has served as Board Member since 2014 and Board Member of Bodegas Bianchi. From September 2015 to May 2017 she served as independent director and member of the Audit Committee of Grupo Supervielle (Ticker SUPV). From 2009 to 2011 she served as an independent advisor to a Board Member of Banco de Córdoba. From 2006 to 2011, she also served as an independent director of Pampa Energía (Ticker PAM). Since October 2017, she was again an independent member of Pampa Energía Board. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires. Ms. Mondino actively participates as a volunteer at Fundación Banco de Alimentos (Food Bank of Buenos Aires) and is a member of its Advisory Board and Treasurer. She is also an active member of Fundación Libertad y Progreso (a ThinkTank), Bolsa de Comercio de Córdoba (a local community business organization) and FAME -Fundación Argentina Mujeres Empresarias- a Female advancement organization. Also, she is a board member of Loma Negra’s Foundation and part of the Risk and Reputational Committee and Audit Committee of Loma Negra. Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina. She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso
. Mr. Alonso was appointed as a Member of our board of directors in July 2017. Mr. Alonso is also a Member of the Board of Arcos Dorados (ARCO/NYSE)
-the
largest independent McDonald´s Master Franchisee globally- since 2008. He has also served as Chief Executive Director of Arcos Dorados between 2015 and 2019. From 2008 to 2015, Mr. Alonso was Chief Operating Officer, and from 2003 to 2008 he was President of McDonald’s Brazil. Arcos Dorados
-the
largest private provider of First Employment opportunities in Latin America- has been recognized several times as one of the Top Companies to Work For, according to Great Place to Work (GPTW) Institute. During his tenure in McDonald’s Brazil, he was also President of the Instituto Ronald McDonald, an NGO dedicated to Youth Cancer with active involvement in Public Policies and Fund Raising. Between 1996 and 1999 Mr. Alonso was Director of Commercial Operations for Renault Argentina. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires, Argentina. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. Also, Mr. Alonso serves as Board Member of Loma Negra’s Foundation and is a member of Loma Negra’s Ethics and Compliance Committee and also chairs the Audit Committee.
César Javier Graña
. Mr. Graña was appointed as a member of our board of directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvard University in 2000. Mr. Graña is a Partner in the Strategic Advisory Group at PJT Partners. At PJT Partners Mr. Graña leads the Latin American practice advising clients on strategic transactions and on shareholders matters including, among others, vote campaigns and ESG. Prior to joining PJT Partners, Mr. Graña was a Managing Director and Head of Investment Banking for LatAm
ex-Brazil
at ItauBBA, the investment banking arm of ItauUnibanco from 2013 until 2019. Before joining ItauBBA Mr. Graña spent 13 years at Morgan Stanley in the Mergers & Acquisitions Group in New York, working on a broad range of public and private transactions in the healthcare sector. During his last year at Morgan Stanley, he was part of Morgan Stanley’s Latin American Group leading the M&A effort in the region. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A. Mr. Graña serves as board member at Loma Negra’s Foundation and is member of the Risks and Reputational Committee, the Audit Committee and the Results, Finance and Strategy Committee of Loma Negra.
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

Name	Year of Birth	Position	Year of first Appointment
Sergio Damián Faifman	1974	Chief Executive Officer	2016
Marcos Isabelino Gradin	1972	Chief Financial Officer	2015
Dardo Ariel Damiano	1963	Industrial Director	2008
Gerardo Oscar Diez	1967	Commercial and Concrete Director	2016
Hector Fabian Gerez	1968	Ferrosur Roca General Director	2021
Lucrecia Loureiro	1981	Human Resources, EHS, Legal and Corporate Affairs Director	2022
Valeria Mara Loderer	1973	Supply Chain and Logistics Director	2021
The business address of our executive officers is Cecilia Grierson 355, 4 th
Floor, City of Buenos Aires, Argentina.
The following are brief biographical descriptions of our executive officers.
Sergio Damián Faifman.
See “Board of Directors” above.
Marcos Isabelino Gradin
. Mr. Gradin is our CFO since September 2015. In addition, Mr. Gradin currently serves in the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998 and has occupied several executive positions within our group, including financial manager from June 2006 until January 2013 and CFO from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from UCA. He also received a master’s degree in corporate finance from Universidad del CEMA in 2000.

Dardo Ariel Damiano
. Mr. Damiano is our Director of Operations since March 2008 and is responsible for the management and operations of our six integrated plants and two grinding plants. In addition, Mr. Damiano also currently serves in the boards of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Damiano served as a member of our board of directors from November 2008 to July 2017. Since 1990, he held a number of positions at our industrial units and was the plant manager of our L’Amalí and Ramallo plants from May 2006 until March 2008, our Catamarca plant from March 2005 until May 2006 and our Olavarría, Sierras Bayas and Barker plants from December 2002 until February 2005. Mr. Damiano received a degree as Mechanical and Electrical Technician from ENET No.1 in 1982, a bachelor’s degree in Mechanical Engineering from Universidad Nacional de La Plata in 1989, a master’s degree in human resources management from UCA in 2000 and an Executive MBA degree from IAE Business School Universidad Austral in 2008.
Gerardo Oscar Diez
. Mr. Diez has acted as our commercial and concrete director since January 2016. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves in the board of Ferrosur Roca S.A. Mr. Diez joined our company in May 1992 and, since then, has held a number of positions, including member of our board of directors from September 2012 to July 2017 and superintendent of concrete and aggregate finance manager and supply chain manager, having accumulated more than 25 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aire
s
in 1991 and an MBA from Universidad Austral
in 2000.
Hector Fabian Gerez
. Mr. Gerez was appointed as General Director and Vice-President of Ferrosur Roca S.A. in October 2021. He previously performed as manager of the supply chain and logistics at our company from 2005 to 2021, which included the operations at Lomaser’s (our blending, distribution and logistics center which includes a cement mixing plant and distribution and logistics center). Also, he held different positions within the supply chain and logistics area in different jurisdictions in Argentina (e.g. Olavarría, Paraná, Cañuelas). Mr. Gerez joined Loma Negra as a young professional in 1996 and he was part of our company from that point to the present. He received an engineering in electricity degree from
Universidad Nacional del Sur de Bah
í
a Blanca
and during the last years he attended to several courses of logistic development and direction.
Lucrecia Loureiro
. Ms. Loureiro is was recently appointed as Human Resources, EHS, and Corporates Affairs Director. Previously she was our director of legal and corporate affairs since March 2021. Ms. Loureiro joined us in 2011 and, since then, has held several positions in our legal department. Ms. Loureiro has wide-ranging experience in capital markets, corporate, labor, financial and commercial matters as well as active participation in international investment projects. Besides the legal affairs, she is also in charge of our compliance program as well as its sustainable practices, public affairs, communications, and the Fundación Loma Negra Para el Desarrollo Sustentable. Ms. Loureiro is also responsible for the legal and corporate matters of Ferrosur Roca and she is currently serving as director of Ferrosur Roca. Ms. Loureiro received a law degree from the University of Buenos Aires in 2005. She completed graduate coursework in a master’s program in economic business law at UCA between 2008 and 2009 and she participated on the international exchange program in Tilburg University of Netherlands in 2009. During 2012 and 2013 she participated in a program for the development of organizational skills at Universidad del CEMA. In 2014 she was part of the leadership challenges program of Universidad de San Andrés. In 2020 she participated in a development executive program at Di Tella University.
Valeria Mara Loderer
. Ms. Loderer was appointed as supply chain and logistics director in April 2021. Ms. Loderer has wide experience in management, supply chain, production and operation management. In addition, Ms. Loderer currently serves in the boards of directors of Ferrosur Roca S.A. and Recycomb S.A.U. Prior to Loma Negra, she served as managing director for Argentina and Uruguay at Starbucks from July 2019 to April 2021 and as supply chain director for Argentina and Uruguay at Alsea (Starbucks, Burger King & PF Chang ´s) from to 2018 to July 2019. Before, she worked at BASF Brazil and BASF Argentina from 2012 to 2017, where she held several positions, the last position being senior regional operation manager for South America. Previously, she worked at Sanofi Pasteur Brazil and Sanofi Pasteur Argentina from 2003 to 2011, where she held several positions, the last position being senior project manager for technological transfer. Prior, she held several production positions at Gerardo Ramon & CIA S.A.I. y C. from 1997 to 2003. Ms. Loderer has a degree in Chemical Engineering from Universidad Tecnológica Nacional, or UTN, in Argentina. She also took material requirement planning at Universidad del Salvador, post graduate studies in cost and control management at Universidad de Belgrano, business management at Universidad de San Andrés and an MBA at IDEA. She also completed a management program at IAE, Argentina.

B.	Compensation
Executive Officers
Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps.362 million in 2021 and Ps.323 million in 2020. Additionally, Ps.49 million and Ps.34 million have been accrued as long-term incentive program during the fiscal years ended December 31, 2021 and 2020, respectively (See Note 3.17 of our consolidated financial statements).
The cash compensation for each of our executive officers is comprised mainly of base salary and bonus. Base salary is reviewed twice a year and adjusted according to the fluctuations in the labor market. Bonuses are determined based on business results and paid once a year. In addition, our executive officers are eligible to participate in welfare benefit programs, including medical, life and disability insurance. We believe that the compensation awarded to our executive officers is consistent with that of our peers and similarly situated companies in the industry in which we operate.
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
During the annual ordinary shareholders’ meeting held on April 27, 2022, the shareholders approved total directors’ compensation of Ps.203 million and total fees for the members of our supervisory committee of Ps.4.5 million, for services rendered during 2021.
During the annual ordinary and extraordinary shareholders’ meeting held on April 20, 2021, the shareholders approved total directors’ compensation of Ps.99.0 million (nominal values) and total fees for the members of our supervisory committee of Ps.3.3 million (nominal values), for services rendered during 2020.
During the annual ordinary and extraordinary shareholders’ meeting held on April 16, 2020, the shareholders approved total directors’ compensation of Ps.71.3 million (nominal values) and total fees for the members of our supervisory committee of Ps.2.3 million (nominal values), for services rendered during 2019.
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
Program administration
. Our board of directors is responsible for the overall supervision of the incentive program with the support of a designated management committee, or the management committee, and our management. Only the board of directors has deliberative powers over the incentive program. The management committee is composed of members of our board of directors and, when necessary, advised by executive officers from specific areas (i.e., financial, legal) and external consultants who support our board of directors in the review of proposals for each grant in terms of eligible participants, number of awards, exercise price of each program, among others.

Eligibility
. Board members and senior management of Loma Negra and a limited number of senior employees indicated by senior management are eligible for awards under the incentive program.
Awards
. Awards consist of the granting of phantom stock rights, which consist in rights to future cash-based awards, based on the valuation of lots of common shares from a predetermined price, or exercise price, and for a certain period, or option term. The exercise of the options provide its beneficiaries the possibility of obtaining an economic benefit calculated by reference to the increase in the value of the phantom stock rights between the date of granting of each plan to the date of exercise of the option.
Exercise price
. The exercise price will be defined at the time the awards are granted and will be held until the end of the option term. The exercise price will be equivalent to the average closing value of the common shares in the form of ADSs traded on the NYSE in the 60 days prior to the date of granting the phantom stock rights. The exercise price of the first grant will be equal to the initial public offering price. The share appreciation target will be defined at each grant based on a proposal from the management committee to be reviewed and approved by the board of directors.
Vesting period
. The phantom stock rights shall vest and become exercisable on a staggered basis with no phantom stock rights vesting during the first two years of the individual grant and 1/3 of the phantom stock rights vesting during each subsequent year. Participants may exercise their vested rights every quarter after the publication of our quarterly financial statements, once the non-vesting
period established by the board of directors has expired.
Option term
. The incentive program has an option term of ten years, commencing from the granting of awards. The term of the award represents the maximum term in which the participant must exercise the right. After this period, the phantom stock rights not exercised will become null and void.
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
This Phantom Stock Incentive Program is no longer in place as amended by the board of directors’ meeting held on February 12, 2021 and therefore was replaced by another compensation plans.
Stock-based compensation plans
On February 12, 2021 our board of directors established two long-term stock-based plans that replaced the Phantom Stock Incentive Program approved by our board of directors on January 24, 2018.

(i)	Stock Compensation Plan
Program administration.
The program is managed by our board of directors, who is responsible for its overall supervision. The board of directors may delegate the management and implementation of the plan to the human resources department, but only the board of directors has deliberative powers over the incentive program. Implementation of the programs and granting of the plans are subject to applicable law.
Eligibility.
Board members, executive directors and senior management of Loma Negra to the extent that, in all cases, hold a labor relationship with us.
Awards.
Awards consist of the granting of our ordinary shares and/or ADSs.
Vesting.
The ordinary shares and/or ADSs under each plan will be delivered to the beneficiary pursuant to the following schedule (to the extent that, as of each vesting date the beneficiary continues holding a labor relationship with us): (a) January 1 st
of the next year immediately following the award date: 33% of the ordinary shares and/or ADSs awarded; (b) January 1 st
of the second year immediately following the award date: 33% of the ordinary shares and/or ADSs awarded; and (c) January 1 st
of the third year immediately following the award date: 34% of the ordinary shares and/or ADSs awarded.

On February 12, 2021 the board meeting that established the two long-term stock-based plans, also approved the granting of a total amount of 10,069 ADRs corresponding to the 33% of the first year. Such amount was distributed on January 5, 2022.
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
As of the date of this report, we have not distributed any ordinary shares and/or ADSs under the program.
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
We may initiate causes of action against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf and on the our account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the our capital stock.
Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à
-vis the company, provided that shareholders representing at least 5% of the our capital stock do not object and provided further that such liability does not result from a violation of law or the our bylaws.
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
Supervisory Committee
Our supervisory committee (
Comisi
ó
n Fiscalizadora
) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the LMC and our bylaws, the supervisory committee may be rescinded by our shareholders at an extraordinary shareholders’ meeting if the we have an Audit Committee. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 27, 2022:

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2022	Member	77
Omar Raúl Rolotti	2022	Member	73
Adriana Irene Calvo	2022	Member	59
Claudio Aldo Forti	2022	Alternate	59
Carlos Roberto Chiesa	2022	Alternate	51
José Alanis	2022	Alternate	83
Committees of the Board of Directors
Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.

Audit Committee
Our Audit Committee is composed of three principal members and one alternate member, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 27, 2022, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	56	2022	Independent
Diana Mondino	Permanent	63	2022	Independent
Sergio Daniel Alonso	Permanent	59	2022	Independent
Javier Graña	Alternate	51	2022	Independent
As of the date of this annual report, all of the members of our audit committee are independent under CNV regulations, Rule
10A-3
under the Exchange Act, or Rule
10A-3,
and the applicable NYSE standards. In addition, our board of directors has determined that each of the members of our Audit Committee is “financially literate” within the meaning of the rules of the NYSE and that Carlos Boero Hughes and Diana Mondino are “audit committee financial experts” within the meaning of Item 16A of Form
20-F
under the Securities Act and have the requisite accounting or related financial management expertise under the rules of the NYSE.
Our Audit Committee’s primary responsibilities are to assist the board of directors’ oversight of: (1) the integrity of our financial statements; (2) the adequacy and integrity of the accounting and financial reporting processes and internal controls systems for the issuance of financial reports, and the monitoring of such internal controls; (3) the identification and monitoring of our risks and risk management policies; (4) the standards and procedures related to ethics and conduct and our internal policies and channels for addressing complaints and concerns confidentially and anonymously raised by employees regarding accounting, internal controls and auditing matters and for the receipt, treatment and investigation of those concerns; (5) the external and internal audits, as well as the engagement of the independent auditor and the evaluation of qualifications, services, performance and independence of our independent auditor; (6) our compliance with legal and regulatory requirements; and (7) perform other duties attributed by law or by our company’s bylaws”. We adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE, which is available on our website at
www.lomanegra.com
.
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
Securities Operations Approval Committee
Our insider trading policy committee establishes the policies and procedures that govern trading by our personnel of our securities and securities of any other company about which such personnel learns material, non-public
information in the course of performing his or her duties for our company. All our directors, officers and other employees, supervisory board members, controlling shareholders and their representatives and/or employees, and any other person designated by the securities compliance officer, are subject to the prohibitions set forth in the insider trading policy.
Pursuant to this policy, certain of our officers and employees as well as any person specially designated by the securities compliance officer must inform and request for approval to the securities operations approval committee of any operation that they intend to carry out with our securities.
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
People and Governance Committee
This committee was created by our board of directors on May 9, 2019 and is composed by members of the board of directors, at least one of them being an independent director. The people and governance committee is currently chaired by one of our independent director. The committee’s primary responsibilities are: (i) defining our governance model (reviewing bylaws, regulations, internal policies, committees, structure and organization); (ii) evaluating and proposing of the members of the board of directors; (iii) designing human resources guidelines and processes; (iv) evaluating of the remuneration of leadership positions and directors; and (v) developing succession plans for leadership positions and directors.
Results, Finance and Strategy Committee
The results, finance and strategy committee was created by our board of directors on May 9, 2019 and is composed by members of the board of directors, at least one of them being an independent director. The results, finance and strategy committee’s primary responsibilities are: (i) defining our company’s goals; (ii) reviewing the budget and monitoring results and cash flow; (iii) reviewing our results disclosure policy; (iv) supporting the management of our business; (v) discussing financial planning; (vi) management of opportunities in current businesses; (vii) capital expenditures management and planning; and (viii) analysis of new business opportunities and projects.
Risk and Reputation Committee
The risk and reputation committee was created by our board of directors on May 9, 2019, and is composed by members of the board of directors, and at least one is an independent director. This committee’s primary responsibilities are: (i) monitoring corporate image management; (ii) reviewing integrated risk map; (iii) designing crisis contingency plan; and (iv) overseeing community relations and donations.

D.	Employees
As of December 31, 2021 we had a total of 2,849 employees. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (
APDFA, La Fraternidad and Uni
ó
n Ferroviaria
), in the chemical industry (
FESTIQyPRA
), and in the construction industry (
UOCRA
). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years, we have not had a particular strike affecting all our operations, and we have lost an average of only 4.2 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Business Segment	2021	2020	2019
Cement	1,408	1,404	1,375
Concrete	253	272	156
Aggregates	53	44	61
Railroad	1,105	1,151	1,221
Others	30	29	31
Total	2,849	2,900	2,844

E.	Share Ownership
None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 31, 2022, by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	all of our directors and executive officers as a group.
As disclosed in “
Item 6.E. Share Ownership,
” none of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date referenced above . The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2022, through the exercise of any option or warrant. The amounts and percentages are based upon 596,026,490 ordinary shares as of March 31, 2022, including 10,625,520 of treasury shares.
All of our shareholders, including the shareholders listed below, have the same voting rights attached to their shares, including shares in the form of ADSs. See
“
Item 10.B Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Bylaws—Voting Rights
”
.
Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.
The table below sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage of our Capital Stock
IC Trading Inversiones Argentina, S.L. (1)	304,233,740	51.0
Capital International Investors. (2)	41,373,610	6.9
ANSES (3)	30,987,880	5.2
Directors and Executive Officers as a Group	*	*

(1)
Based on information provided by IC Trading Inversiones. It owns and controls 100% of the voting shares of IC Trading Inversiones Argentina. InterCement Portugal S.A. owns and controls 100% of IC Trading Inversiones. InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 90.58% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A..

(2)
Based on Schedule 13G filed on February 11, 2022, Capital International Investors (“CII”) is a division of Capital Research and Management Company (“CRMC”), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc. (together with CRMC, the “investment management entities”). CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors

(3)
The amount of shares owned by the National Social Security Association of Argentina (
Administración Nacional de la Seguridad Social
), or the ANSES, is estimated by us, based on information publicly available as of March 31, 2022.

*	Individually each owning less than 1% of our outstanding ordinary shares.
Other than IC Trading Inversiones Argentina, S.L., ANSES and Capital International Investors, we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.
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
Other Transactions
Know-how
Offer Letter with InterCement Participações S.A.
On August 28, 2020
,
we accepted an offer from Intercement Participações S.A. (the “
Offer
”) for the transfer of technical
know-how
relating to the designing and manufacturing of building materials, such as cement, clinker, and concrete, among others, for the purpose of optimizing the performance and the operations of our company. According to the terms of the Offer, we will have access to the know-how
possessed and developed by InterCement Participações S.A., such as, technology, engineering, development of management systems to enhance performance and processes, industrial sustainability and innovation. The royalty fee for the transfer of technical know-how
represents 1% of our company’s revenues in nominal values not adjusted for inflation pursuant to our unconsolidated financial information for each year of validity of the Offer and will be paid on a quarterly basis. The Offer shall remain in force for an initial period of three years and shall thereafter be renewed automatically for further successive one-year
periods unless either party terminates the Offer by giving to the other party not less than three months’ prior notice. These transactions comply with legal requirements regarding conflict of interests, are conducted on an arms’ length basis and are monitored closely by our management.
Cost Plus Offer Letter from InterCement Brasil S.A. and and InterCement Participações S.A.
An Offer Letter from InterCement Brasil S.A. regarding the outsourcing services to be received during the execution of the L’Amalí Line 2 Project. Such services include, but are not be limited to, consulting, training, technical assistance and engineering of the Project (the “Services”). The fees for the Services represent
(i)
 the Net Costs (meaning all costs which the service providers incur in connection with providing the Services); plus
(ii)
 an arm’s length return for all Services levied at 8%, starting on January 1, 2018, for a period of 44 months, automatically renewable for successive three months periods unless either party provides written notice of termination.
An Offer Letter from InterCement
Participações
S.A. regarding the outsourcing services to be received during the execution of the L’Amalí Line 2 Project. Such services include, but are not be limited to, consulting, training, technical assistance and engineering of the Project (the “Services”). The fees for the Services represent
(i)
 the Net Costs (meaning all costs which the service providers incur in connection with providing the Services); plus
(ii)
 an arm’s length return for all Services levied at 8%, starting on May 2, 2019, for a period of 14 months, automatically renewable for successive three months periods unless either party provides written notice of termination.

Offer Letter Services from Loma Negra to InterCement Portugal, S.A. (formerly, Cimpor—Serviços De Apoio à Gestão De Empresas S.A.) and to Cimpor Trading Inversiones, S.A.
On July 31, 2018 InterCement Portugal, S.A. (formerly, Cimpor—Serviços De Apoio à Gestão De Empresas S.A.) accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services include, but are not be limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers, and technicians and prospecting of new international business (due diligences). The fees for the Services represents
(i)
 the Net Costs (meaning all costs in which we incur in connection with providing the Services); plus
(ii)
 an arm’s length return for all Services levied at 8%. The term of the agreement is three years starting August 2017, automatically renewable for successive one-year
periods unless either party provides written notice of termination at least three month in advance.

C.	Interests of Experts and Counsel
During the years ended December 31, 2019, 2020 and 2021, we engaged the services of the Argentine law Marval O’Farrell & Mairal. The shareholder’s meeting held on April 27, 2022 approved the appointment of Mr. Javier Enrique Patrón, a partner at Marval O’Farrell & Mairal as director of our company. See “
Item 6. Directors, Senior Management and Employees
”.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included in this annual report.
Legal Proceedings
We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2021, such claims involved a total amount in controversy of approximately Ps.1,463 million, of which Ps.232 million corresponded to probable claims, Ps.969 million to possible claims, including mainly Ps.285 million related to tax contingencies, Ps.515 million in civil claims and Ps.169 million in labor contingencies. The remaining Ps.262 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2021, we had established a provision in the amount of Ps.232 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2021, we also made judicial deposits in the amount of Ps.4.7 million, related to these proceedings.
As of December 31, 2021, there were no other material contingencies that could negatively impact our financial results.
The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2021
	Number of proceedings	Total Claims	Total Provisions

	(in millions of Ps.)
Labor and Social Security Proceedings	190	319.5	106.4
Civil and other proceedings	284	1,143.8	125.4

Total	474	1,463.3	231.8

See Note 27 of our consolidated financial statements in relation with possible contingencies for which we have not recorded a provision as it is not required under IFRS.
Damnificados Financieros Asociación Civil’s Class Action
In February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps.200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017, we appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017 we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (
Registro Público de Procesos

Colectivos
). In 2019, the Court order to publish notice of the class action in the media. On September 2020, the publications’ project filed by the plaintiff was approved and in December 2020, the plaintiff certified the publication of the class action in its social media. On April 4, 2021, plaintiff requested the Court to open the evidentiary stage. On June 4, 2021, the Court deferred the ruling on defendants’ defenses until passing final judgment and ordered to send the docket to the Public Prosecutor. On August 28, 2021, the Court received the opinion of the Public Prosecutor. On September 16, 2021, the Court requested the parties to state whether a settlement would be possible. The parties answered the Court’s request. The judicial docket is now under examination by the Court in view of the commencement of the evidentiary stage.
As of March 3, 2022, the court examined the proceedings and ordered to notify it to certain co-defendants.
Based on our Argentine litigation counsel’s opinion, we believe that the chances of success of the claim against us are remote.
Antitrust Proceedings
CNDC Fine
. In 1999, the CNDC, initiated administrative investigations against the largest Argentine cement companies, including Loma Negra, for alleged violations of Argentine antitrust regulations by means of an alleged mutual agreement among all companies to fix prices and to distribute the market share among themselves during the period from 1981 to 1999, causing a potential damage to the general economic interest. On July 25, 2005, the CNDC determined that Loma Negra and Cementos San Martín (a company acquired by, and merged into, Loma Negra in 1992), together with other cement companies, violated these regulations and imposed a fine against Loma Negra in the aggregate amount of Ps.167.2 million. This resolution by the CNDC was appealed and finally confirmed in 2013 by the Argentine National Supreme Court of Justice, and Loma Negra paid the fine.
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
CNDC Investigation—Abuse of Dominant Position (C. 1488)
. In 2014 the Association of Small- and Micro- Enterprises (
Asociaci
ó
n de Peque
ñ
as y Micro Empresas
) filed a claim against cement, steel and aluminum companies (including Loma Negra) for alleged abuse of dominant market position and artificial increases in product prices. In March 2016, Loma Negra filed an answer against the complaint and denied all claims, which was rejected by the CNDC on August 25, 2017. On September 8, 2017, we filed a motion for reconsideration against this administrative decision. On February 18, 2020 we were notified of the Resolution of the Secretary of Commerce that ordered the ending of the investigation after the opinion of the CNDC that found that no anticompetitive practices took place. Claimant didn’t appeal the CNDC’s decision and the docket was closed.
CNDC Investigation—Competitive Conditions in Cement Market (IM 6)
. On August 10, 2017, we were notified of a new administrative investigation initiated by the CNDC regarding competitive conditions in the cement market in Argentina. None of the cement companies has been accused or is subject to investigation for anticompetitive practices under this proceeding. On April 26, 2018 the CNDC notified that the purpose of the investigation was to analyze the market conditions of the cement industry in order to make recommendations. The CNDC has requested us to file several information and documentation related to products that we commercialized: the last request for information received by us was February 7, 2021. We filed the requested information on February 23, 2021. On April 27, 2022 the CNDC issued Disposition DISFC-2022-36-APN-CNDC#MDP, by which it decided to close the investigation with recommendations to the Chamber of Producers of Portland Cement (AFCP for its acronym in Spanish).
Securities Complaints Commenced Against Loma Negra under US Jurisdiction
In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO, and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now Intercement Trading e Inversiones, S.A.) were named as defendants in both actions.

Federal Class Action
On December 5, 2018, plaintiff, Eugenio Carmona filed a complaint in the United States District Court for the Southern District of New York, pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act of 1933.The plaintiff alleged that our offering materials failed to disclose material facts and risks concerning our prospects for future growth and that the price of our ADSs was artificially inflated. We moved to dismiss the action and on April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss. On July 17, 2020, the plaintiff voluntarily dismissed the appeal filed against the Federal Court’s opinion. Therefore, the favorable opinion for us and the other defendants is final and the Federal Class Action is over.
State Class Action
On June 21, 2018, plaintiff Dan Kohl filed a complaint in the Supreme Court of the State of New York, New York County, pursuant to Sections 11 and 15 of the Securities Act of 1933. The complaint also asserts claims against the underwriters of our IPO. The plaintiff alleges that our offering materials failed to disclose material facts and risks concerning our prospects for future growth and our business. As a result of such alleged omissions, the plaintiff asserts that the price of our ADSs was artificially inflated. On March 13, 2019, we filed a motion to dismiss the complaint. On October 22, 2020, the State Court issued its ruling on the motion to dismiss and dismissed a portion of the claims while allowing the rest of the claims to proceed. On June 1, 2021, the First Department modified the Supreme Court’s decision on our motion to dismiss and further narrowed the grounds upon which the case can proceed.
On December 2, 2021, the State Court entered an order certifying the case as a class action and denying our motion for summary judgment. On December 31, 2021, we filed a notice of appeal. The case is currently in the discovery phase.
On January 6, 2022, the case was re-assigned from Judge Schecter to another judge in the New York Supreme Court Commercial Division, Judge Borrok
Dividends and Dividend Policy
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
In addition, the distribution of dividends may be limited by Argentine law, which permits the distribution of dividends only out of realized and net earnings (
ganancias l
í
quidas y realizadas
) as set forth in our annual standalone financial statements presented in pesos and approved by our shareholders, or consolidated special interim balance sheet, in case of anticipated dividends.
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
Legal reserve
: in accordance with the Argentine General Companies Law and our bylaws, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results of prior years, until our legal reserve equals 20% of our then outstanding aggregate share capital. The legal reserve is not available for distribution to the shareholders. If this legal reserve is reduced for any reason, no dividends can be distributed until such reserve is reinstated.
Environmental reserve
: we may allocate a reserve for environmental investments.
Reserve for future dividends
: we may reserve a portion of our net profit for future dividends distributions.
Facultative Reserve
: we may reserve a portion of our net profit for future planned capital expenditures and other investments. Based on current regulations in Argentina, the shareholders’ meeting must allocate 100% of our net profit.
The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2021	2020	2019

	(in millions of Ps.)
Legal reserve	1,450.6	1,450.6	1,188.2
Environmental reserve	11.3	11.3	11.3
Optional reserve for future dividends	43,926.9	0.0	95.2
Optional reserve	0.0	26,793.5	23,104.4
Exchange differences on translating foreign operations	0.0	0.0	678.6

Total reserves	45,388.8	28,255.4	25,077.7

Payment of Dividends
Interest Attributable to Shareholders’ Equity
The following table sets forth our interest attributable to shareholders’ equity:

	For the year ended December 31,
	2021	2020	2019

	(in millions of Ps.)
Attributable to owners	72,342.4	68,104.0	55,682.1
Non-controlling interests	167.7	409.4	4,584.0

Total interest attributable to shareholders’ equity	72,510.1	68,513.3	60,266.1

Form of Payment
In general, Argentine foreign exchange regulations grant access to the FX Market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs, provided that the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. See
“
Item 10. Additional Information
—
D. Exchange Controls
—
Foreign indebtedness information regime
”
.
The ordinary shares underlying the ADSs are held in Argentina by Caja de Valores, acting as the custodian agent for the ADS depositary. The ADS depositary is the registered owner on record of our ordinary shares represented by ADSs and acts as the registrar of our ADSs. We inform the BCRA the amount of our ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the FX Market (single and free foreign exchange market) to pay dividends with respect to our ordinary shares and ordinary shares represented by ADSs, subject to certain structural restrictions as described further in “Item 3. Key Information—Risk Factors—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.” Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying ordinary shares represented by such ADSs to the same extent as the holders of the ordinary shares.
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
The annual shareholders’ meeting held on April 16, 2020, approved the allocation of the retained earnings for the year ended December 31, 2019 for the amount of Ps.127.7 million (nominal value) in the legal reserve and Ps.3,711.5 million (nominal value) in the facultative reserve considering the current investment plan in property, plant and equipment.
The ordinary shareholders’ meeting held on September 30, 2020, approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 2,400 million (nominal value), equivalent to a dividend of Ps. 4.03 per share. The dividends payment was executed during October, 2020.
The annual shareholders’ meeting held on April 20, 2021, approved (i) to modify the allocation of the Optional Reserve and to allocate such sum to the payment of future dividends and, consequently, change its name to “Optional Reserve for Future Dividends”; and (ii) to allocate the sum of Ps.11,351 million (nominal value) to the Optional Reserve for Future Dividends. Also, it was approved to delegate to the board of directors the power to totally or partially disaffect and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2021.

On April 14, 2022 the board of directors of our company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 5,150 million, equivalent to a dividend of Ps. 8.79 per outstanding share. The dividends payment was executed as of April, 2022.
The annual shareholders’ meeting held on April 27, 2022, approved (i) to allocate the sum of Ps. 6,586 million (adjusted per inflation as of December 31, 2021) to the Optional Reserve for Future Dividends; and (ii) to delegate to the board of directors the power to totally or partially disaffect and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2022.
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
On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE. Our ordinary shares are currently traded on the MERVAL (since November 2017) and BYMA (since November 2017) under the symbol “LOMA”. Additionally, our ADSs have been trading on the NYSE since October 31, 2017 under the symbol “LOMA”.

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
General
We are a corporation organized as a
Sociedad An
ó
nima
under the laws of Argentina on May 10, 1926 and registered with the Public Registry of Commerce of the Province of Buenos Aires (Azul) on August 5, 1926. The resolution of the board of directors dated July 4, 2018 approved the change of our principal executive offices to Boulevard Cecilia Grierson 355, 4 th
floor, City of Buenos Aires. This resolution has been registered before the Public Registry of the City of Buenos Aires on October 1, 2018 under No. 18553, Book No. 91, Volume – of corporations.
Our share capital as of December 31, 2021 consisted of Ps.59,602,649, represented by 596,026,490 ordinary, book entry shares, with a par value of Ps.0.10 per share and each entitled to one vote, including treasury shares. As of the day of this report the company holds 10,625,520 treasury shares. All outstanding shares are fully paid as of the date of this annual report.
The rights of holders of our stock may be modified through a resolution of our extraordinary shareholders’ meeting.
Bylaws
Corporate Purpose
According to our bylaws, we have a broad corporate purpose that includes, among others, to participate in industrial activities, such as the production, commercialization, multiplication, licensing, purchase, sale, importation, exportation and distribution of mining products, as well as to engage in any activity related to mining; to invest in national or foreign companies, private or partially state-owned; to subscribe, acquire or transfer shares, interest or securities, to form subsidiaries; to provide guarantees to third parties; purchase, sale or lease real estate and personal property; to purchase, sell, register and make use of intellectual property; and to allocate up to 10% of its capital, reserves and profits to social and cultural works and charity.
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
In addition, under the provisions of section 71 of the LMC, and because we are a company authorized to publicly offer our ordinary shares, the ordinary shareholders’ meeting is to undertake (i) the transfer or encumbrance of all or a substantial part of our assets, other than in the ordinary course of business; and (ii) the execution of an administration or management agreement as it relates to our business and/or assets. The same applies to the approval of any other agreement pursuant to which the assets or services received by us are paid for, totally or partially, with a percentage of our income, results or profits, if such amount is substantial as it relates to our business or assets.
Extraordinary shareholders’ meetings may be convened at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws; reduction and reimbursement of capital; redemption, reimbursement and amortization of shares; merger, transformation and dissolution of the company; appointment, removal and remuneration of liquidators;
spin-off;
examination of accounts and any other matters related to management during the liquidation of the corporation, which may require a final approving resolution; limitation or suspension of preemptive rights pursuant to Section 197 of the Argentine General Companies Law; reduction of the term for the exercise of preemptive rights for the subscription of new ordinary shares pursuant to Section 194 of the Argentine General Companies Law; issue of debentures and their conversion into shares; and issue of bonds, except for the issuance of negotiable obligations under Argentine law, which may be approved by a resolution of an ordinary shareholders meeting.
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

Notice of shareholders’ meetings must be published during five days in the Official Gazzette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our ordinary shares are traded, at least 20 days before but no later than 45 days from the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not achieved at such first call for the meeting, a notice for a second call for the meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second call for the meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second call for the meeting to be held on the same day as the first call, except in the case of extraordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of such shares.
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
However, pursuant to Section 244 of the LMC, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: voluntary winding-up
of the company, transfer of the domicile of the company outside of Argentina, fundamental change to the purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in
capital; and a merger or a
spin-off,
when our company will not be the surviving company. In the aforementioned cases, multiple voting rights granted by a certain class of shares shall not be considered. Also, under Section 284 of the Argentine General Companies Law, multiple voting rights will not be applicable to the election of syndics or members of the supervisory committee; provided that, the Argentine General Companies Law allows for the election of up to one third of vacant supervisory committee members positions through the cumulative voting system in terms similar to those described in the election of the members of the board of directors.
End of Fiscal Year
Our fiscal year ends on December 31 of each year.
Jurisdiction and Arbitration
Pursuant to Section 46 of Argentine Capital Markets Law, companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market (in this case, the
Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires
, or any successor thereof) for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims (or challenge any arbitral award, as provided by Sections 758 and 760 of the Argentine Code of Civil and Commercial Procedure) to the competent courts of Argentina. In case that the applicable laws provide for the accumulation of claims related to the same subject matter, such accumulation will be subject to the jurisdiction of the judicial courts.
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

Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective until December 31, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls
~~.~~
, which have been extended without time limitation by Decree No. 91/2019 issued on December 28, 2019 by the Argentine Executive Branch, and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the Argentine Central Bank, among other things:

(i)	Prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency:

•	For portfolio investment purposes for more than $200 per calendar month by individuals;

•	For portfolio investment purposes by legal entities, local governments, funds and trusts;

•	By non-Argentine residents, except for certain exemptions;

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

•	For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;

•	For the payment of services with related foreign parties, except for certain exemptions, and;

•	Until June 30, 2022 for the payment of principal under foreign financial indebtedness with related parties, except for certain exemptions.

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

(ix)
On September 15, 2020, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$2,000,000 per month in the aggregate with maturities between October 15, 2020 and June 30, 2022 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. The Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness in connection with the refinancing described in this paragraph for up to 45 consecutive days from the original stated maturity, subject to compliance with certain additional requirements. The Argentine Central Bank also allowed the precancellation of interests on foreign financial indebtedness when such precancellation is implemented in connection with the exchange of debt securities and certain additional requirements are met. In addition, pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside Argentina and issued since February 5, 2021, and that are partially subscribed for in foreign currency in Argentina, subject to certain requirements.

(x)
Pursuant to Communication “A” 7030, the Argentine Central Bank provides that, until June 30, 2022, with certain limited exceptions, access to the FX Market for the payment of importing certain goods or the payment of principal under imports accounts payable will be subject to the prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed $250,000,000. Such amount is calculated as the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market, plus payments made for other imports not included in the forgoing calculation, less the amount of payments pending for imports with nationalization made between September 1, 2019 and December 31, 2019.

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
By resolution of the CNV No. 878/2021, dated January 11, 2021, the CNV established that, with certain limited exceptions, in order to process any instruction for the sale of securities acquired with Pesos for U.S. dollars outside Argentina, or for the transfer of those securities to depositories outside Argentina, the securities must have been held for at least two business days since the date of their credit in the depository’s custody account.
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

Taxation on Dividends
The following rules apply to dividends paid to resident individuals and non-residents
individuals or entities: (i) exempt from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018 except if the Equalization Tax applies (as explained below); (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018.
These withholding rates might be lower if the holder of our ordinary shares or ADSs is resident of a country which signed a treaty to avoid double taxation with Argentina providing a lower rate, and meets all the substantial and formal requirements for such treaty to apply.
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
Capital Gains
Except when a specific exemption applies, gains derived from the transfer of shares, quotas, representative securities and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax regardless of the type of beneficiary who obtains the income.
Capital gains realized by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine
entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or representative securities are subject to income tax at a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year Losses from a previous fiscal year as a result of the disposition of shares can only be applied and compensated against net gains resulting from the same kind of transaction, and these losses can be carried forward for five fiscal years.
Capital gains realized by individuals residents in Argentina from the sale of shares and other securities is subject to income tax at a 15% rate on the capital gain, unless such securities were traded in stock markets and/or have public offering authorization issued by the CNV, in which case an exemption applies to the extent certain conditions are met.
Such exemption is also applicable for
non-residents
subject to certain requirements, as described in the next paragraph. For transactions not covered by the exemption (sale of stock not traded in a stock markets and/or with public offering authorization issued by the CNV), the gain derived from the disposition of shares and representative securities by non-residents
is subject to Argentine income tax at a rate of 15% -except if seller is located in a “non-cooperative” jurisdiction, as explained in next paragraph- either (i) on the net amount resulting from deducting from the sale price of the shares, the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, as well as the deductions admitted by the ITL or (ii) on the net presumed income provided by the ITL for this type of transaction (
i.e.
, 90%), which results in an effective rate of 13.5% of the gross price. If the exemption does not apply, the buyer resident in Argentina is responsible for making the withholding. Instead, if the buyer is not resident in Argentina, the seller is responsible for paying the tax through its legal representative in Argentina, someone appointed for purposes of paying the tax, or through an international wire transfer.
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

Personal Assets Tax
Argentine entities, such as us, have to pay the personal assets tax corresponding to resident individuals and non-resident
individuals and entities for the holding of our ordinary shares. The applicable tax rate is levied on the proportional net worth value (
valor patrimonial proporcional
), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. The applicable rate was 0.25% until 2018 tax period. Under the Law No. 27,541, the rate for this tax is increased to 0.50%, which is applicable from 2019 tax period onwards.
Pursuant to the Personal Assets Tax Law, Argentine companies are entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.
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
This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including the impact of the Medicare tax on net investment income, or to U.S. Holders subject to special rules, such as certain banks or financial institutions, U.S. expatriates, insurance companies, individual retirement accounts, dealers in securities or currencies, traders in securities that use a mark-to-market
method of tax accounting, persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to the ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt
entities, regulated investment companies, real estate investment trusts, partnerships or other pass through entities and investors in such entities, persons liable for alternative minimum tax, U.S. Holders that own, directly, indirectly or constructively, 10% or more of the total voting power or value of our stock, U.S. Holders that are resident in or have a permanent establishment in a jurisdiction outside the United States and persons holding the ordinary shares or ADSs as part of a “straddle”, “hedge”, “conversion transaction”, “constructive sale” or other integrated transaction. In addition, this summary is limited to U.S. Holders who hold the ordinary shares and ADSs as capital assets within the meaning of Section 1221 of the Code.
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
If any entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares or ADSs the U.S. federal income tax treatment of the partnership and a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership considering an investment in the ordinary shares or ADSs, and partners in such a partnership, should consult their tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs.
The following discussion generally assumes that we are not, and will not become, a passive foreign investment company, or PFIC, as defined below under “Passive Foreign Investment Company Rules.”

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
Dividends
The gross amount of distributions paid with respect to the ordinary shares or ADSs (other than certain pro rata
distributions of shares to all shareholders), including the amount of any Argentine taxes withheld, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable
return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the ordinary shares or ADSs for more than one year as of the time such distribution is actually or constructively received. Because we do not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from certain other corporations.
Dividends received by certain
non-corporate
U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2021 and do not expect to be a PFIC for the foreseeable future.
Dividends paid in pesos will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the pesos equal to their U.S. dollar value on the date of receipt. A U.S. Holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such pesos, which will generally be treated as U.S.-source ordinary income or loss.
Dividends received by U.S. Holders will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the ordinary shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “
—
Material Argentine Tax Considerations”) will likely not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
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

If an Argentine tax is withheld on the sale or other disposition of the ordinary shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See
“
—Material Argentine Tax
Considerations—Capital Gains
”
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
non-U.S.
corporation is a PFIC.
Based upon the composition of its income, its assets, the nature of its business, and the current price of its ordinary shares and ADSs, our company does not believe it was a PFIC for the taxable year ending December 31, 2021 and does not expect to be a PFIC for the current year or the foreseeable future. There can be no assurance, however, that our company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within our company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If we were a PFIC in any taxable year, materially adverse U.S. federal income consequences could result for U.S. Holders. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gains recognized by such U.S. Holder on a sale or other disposition of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If we are classified as a PFIC in any year that a U.S. Holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if we cease to be a PFIC in such years. If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an Internal Revenue Service (“IRS”) Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. Certain elections may be available that would result in alternative treatments (such as mark-to-market
treatment) of the shares or ADSs. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.
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
containing unaudited quarterly financial information. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at
http://www.sec.gov/
.
We will post our annual reports filed with the SEC on our website at
http://www.lomanegra.com
. The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We will also furnish hard copies of such reports to our shareholders free of charge upon written request.

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
Interest Rate Risk
We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2021, our total outstanding borrowings on a consolidated basis was Ps. 2,511 million, all of which bore interest at floating rates, including Ps. 2,338 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps. 173 million of borrowings with other floating interest rate.
In the event that the average LIBOR rate applicable to our financial liabilities during the year ended December 31, 2021 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 0.45 million.

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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2021, our consolidated foreign currency-denominated borrowings was Ps. 2,338 million, denominated in U.S. dollars.
As of December 31, 2021 we did not have foreign currency derivative financial instruments.
In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/ U.S. dollar exchange rate as of December 31, 2021, our foreign currency denominated indebtedness as of December 31, 2021 would have increased by approximately Ps.764 million.
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
We consider that the liquidity risk exposure is low since we have been generating cash flow from our operating activities, supported on strong profits and have access to loans and financial resources. However, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business. See “
Item 3.D Key Information—Risk Factors—Risks Relating to Our Business and Industry—Management
’
s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may continue to have negative working capital in the near future
”.

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
Issuance of ADSs (
i.e.
, an issuance of ADS upon a deposit of shares, upon a change in the
ADS(s)-to-share(s)
ratio, or for any other reason, excluding ADS issuances as a result of distributions of shares)
Up to US$0.05 per ADS issued

Cancellation of ADSs ( i.e. , a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-share(s) ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions ( i.e. , upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs ( i.e. , upon a spin-off)	Up to US$0.05 per ADS held

Depositary Services	Up to US$0.05 per ADS held
As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Argentina ( i.e. , upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax, transmissions and for delivery of securities.

•	Fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs.

•	Taxes and duties upon the transfer of securities ( i.e. , when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

•	Any applicable fees and penalties thereon.
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
The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (
i.e.
, stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
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
Disclosure Controls and Procedures
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined under Rules
13a-15(e)
and
15d-15(e)
of the Exchange Act, as amended, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Based upon our evaluations, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance of their reliability, as of December 31, 2021
Management’s annual report on internal control over financial reporting
Our management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined under Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management believes that our internal control over financial reporting was effective as of December 31, 2021.
Attestation report of the registered public accounting firm
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides an exemption from such requirement as we qualify as an emerging growth company.
Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2021
There have not been any changes in our internal control over financial reporting during the year of 2021 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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
As of August 28, 2018 Loma Negra adopted and communicated the new version of the Code of Ethics, named Code of Business Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Business Conduct is posted on our web site at:
http://www.lomanegra.com/en/who-we-are/ethics/.
Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. Pursuant to Item 16B of Form
20-F,
if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. In addition, we did not grant any waivers to our Code of Business Conduct during the year ended December 31, 2021.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited), for audit and other services performed in fiscal years 2021 and 2020:

	2021	2020
	(in thousands of Ps.)
Audit fees (1) (4)	119,333.8	83,683.3
Audit related fees (2) (4)	2,310.0	2,855.0
Tax fees (3) (4)	950.5	644.9
Total (4)	122,594.3	87,183.2

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
The Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related, and tax fees in the fiscal year 2021.
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
The Audit Committee has delegated to one of its members the authority to grant pre-approvals to the auditor’s services. The decision of that member to pre-approve a service is presented to the full Audit Committee at the next scheduled meeting.
The General Annual Shareholders’ Meeting designates the external auditor.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased		(b) Average Price per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans of Programs
2021	Common Shares	ADR	Common Shares	ADR	Common Shares (*)
February (from 2-18 to 2-26)	300,900	—	174.16	—	300,900	for up to Ps.750 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i	)
March (from 3-1 to 3-31)	1,146,708	—	175.13	—	1,146,708	for up to Ps.750 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i	)
April (from 4-5 to 4- 30)	913,200	—	186.03	—	913,200	for up to Ps.750 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i	)
May (from 5-3 to 5- 31)	840,700	—	200.72	—	840,700	for up to Ps.750 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i	)
June (from 6-1 to 6-18)	672,372	—	235.19	—	672,372	for up to Ps.750 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i	)
July (from 7-6 to 7-30)	835,964	—	266.08	—	835,964	for up to Ps.975 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii	)
August (from 8-2 to 8-31)	1,068,600	—	278.67	—	1,068,600	for up to Ps.975 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii	)
September (from 9-1 to 9-3)	157,800	—	276.43	—	157,800	for up to Ps.975 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii	)
September (from 9-28 to 9-30)	162,750	—	275.02	—	162,750	for up to Ps.700 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii	)
October (from 10-1 to 10-29)	1,040,400	—	275.92	—	1,040,400	for up to Ps.700 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iii	)
November (until 11-26)	1,129,800	—	291.57	—	1,129,800	for up to Ps.900 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iv	)
December (from 12-23 to 12-30)	327,000	—	267.99	—	327,000	for up to Ps.900 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(iv	)

(*)	Each ADR represents 5 common shares.
(i)
On February 12, 2021, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the CNV Regulations (2013 revised version) our board of directors approved and we announced a share repurchase, in accordance with Section 64 of the LMC and the CNV Regulations. The plan’s purpose was to efficiently apply a portion of our company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans. The share repurchase has the following terms and conditions: (a) the maximum amount to invest is up to Ps.750,000,000; (b) repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of the LMC, and all of the shares issued by our company are fully paid; (c) the price per share is up to Ps.245 per share in ByMA and up to US$ 8.0 per ADR in the NYSE; and (d) the period in which the acquisitions will be performed is a 90-day period which will be counted after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the board of directors, which will be duly informed. On May 18, 2021, our board resolved to extend the program for 45 additional days and keep the rest of the terms and conditions originally approved by the Board. This program expired on June 18, 2021.

(ii)
On July 2, 2021, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the CNV Regulations (2013 revised version) our board of directors approved and we announced a share repurchase, in accordance with Section 64 of the LMC and the CNV Regulations. The plan’s purpose was to efficiently apply a portion of our company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share. The share repurchase has the following terms and conditions: (a) the maximum amount to invest is up to Ps.975,000,000; (b) repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of the LMC, and all of the shares issued by our company are fully paid; (c) the price per share is up to Ps.310 per share in ByMA and up to US$ 9.0 per ADR in the NYSE; and (d) the period in which the acquisitions will be performed is a 60-day period which will be counted after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the board of directors, which will be duly informed. This program expired on September 3, 2021.

(iii)
On September 24, 2021, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the CNV Regulations (2013 revised version) our board of directors approved and we announced a share repurchase, in accordance with Section 64 of the LMC and the CNV Regulations. The plan’s purpose was to efficiently apply a portion of our cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share. The share repurchase has the following terms and conditions: (a) the maximum amount to invest is up to Ps.700,000,000; (b) repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of the LMC, and all of the shares issued by the our company are fully paid; (c) the price per share is up to Ps.340 per share in ByMA and up to US$ 9.5 per ADR in the NYSE; and (d) the period in which the acquisitions will be performed is a 60-day period which will be counted after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the board of directors, which will be duly informed. This program has expired on November 29, 2021.

(iv)
On December 21, 2021, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the CNV Regulations (2013 revised version) our board of directors approved and announced a share repurchase, in accordance with Section 64 of the LMC and the CNV Regulations. The plan’s purpose was to efficiently apply a portion of the our cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans. The share repurchase has the following terms and conditions: (a) the maximum amount to invest is up to Ps.900,000,000; (b) repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of the LMC, and all of the shares issued by the our company are fully paid; (c) the price per share is up to Ps.310 per share in ByMA and up to US$ 7.5 per ADR in the NYSE; and (d) the period in which the acquisitions will be performed is a 60-day period which will be counted after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the board of directors, which will be duly informed. Under this program, we additionally bought 2,029,326 common shares and 10,069 ADRs. This program has expired on February 20, 2021.

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
Because we are a “foreign private issuer” and a “controlled company”, the NYSE rules applicable to us are considerably different from those applied to domestic companies that are not “controlled companies”. Accordingly, we take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for “foreign private issuers”. Subject to the items listed below, we currently follow certain Argentine practices concerning corporate governance:

•
Director Independence
. The NYSE rules provide that the board of directors of a domestic listed company must have a majority of independent directors in accordance with NYSE independence requirements. “Controlled companies” are not required to comply with this requirement. Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Currently, our board of directors is composed of nine members of whom four are independent in accordance with CNV independence requirements.

•
Executive Sessions
. The NYSE rules require the
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

•
Audit Committee
. The NYSE rules require domestic listed companies to have an audit committee with a minimum of three independent directors and a written charter that covers certain minimum specified duties. In addition, the audit committee must comply with Rule
10A-3
and have at least one member with requisite accounting or related financial management expertise and each member of the audit committee must satisfy the independence and financial literacy set forth in the NYSE rules. As a foreign private issuer, we are only required to comply with Rule
10A-3.
Pursuant to the LMC, and its corresponding regulations, listed companies in Argentina are required to have an audit committee consisting of at least three members of our board of directors, the majority of which must be independent directors. We have elected to voluntarily comply with all financial management expertise, independence and financial literacy requirements of the NYSE. The Audit Committee has a written charter describing its duties and responsibilities.

•
Compensation and Nominating/Corporate Governance Committees
. The NYSE rules require domestic listed companies to maintain compensation and nominating/corporate governance committees, which must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. “Controlled companies” are not required to comply with this requirement. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent
directors. On May 9, 2019 the board of directors decided to create the following Committees: (i) Results, Finance and Strategy Committee; (ii) People and Governance Committee; and (iii) Risk and Reputation Committee. For more information, see “
Item 6 C. Committees of the Board of Directors
”

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

•
Corporate Governance Guidelines
. The NYSE rules require domestic listed companies to adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Argentine law does not require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain recommended guidelines for listed companies referred to as Code of Corporate Governance and the board of directors must describe the level of compliance with the guidelines and recommendations in such Code of Corporate Governance in its annual report. As of the date of this annual report, we are in the process of adopting a corporate governance manual which shall be in compliance with the CNV Rules and shall comprise all corporate governance practices already adopted by Loma Negra. Notwithstanding this, we file on an annual basis before CNV a report regarding the status of compliance of such recommended corporate governance guidelines.

•
Code of Business Conduct and Ethics
. The NYSE rules require domestic listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We are currently subject to Loma Negra’s code of corporate conduct. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. The Code of Business Conduct is available on our website at
http://www.lomanegra.com
.

Furthermore, as a “controlled company”, we are eligible to, and, in the event we no longer qualify as a “foreign private issuer”, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation, nominating/corporate governance committee consisting entirely of independent directors. For additional information, see
“
Item 3.D Key Information—Risk Factors—Risks Relating to Our Ordinary Shares and the ADSs—Our status as a
“
foreign private issuer
”
and as a
“
controlled company
”
allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors
”
.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
Our audited consolidated financial statements are included in this annual report beginning at Page
F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Bylaws of the Registrant, as of April 16, 2020 (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 30, 2020).

2.1+	Deposit Agreement dated as of November 3, 2017 among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 27, 2018).

2.2	Description of Registrant’s Securities (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-38262) filed on April 30, 2021).

4.1
Know-how Offer Letter from InterCement Participações S.A., dated August 20, 2020 for the transfer of technical know-how relating to the designing and manufacturing of building materials for the purpose of optimizing the performance and the operations of the Company (incorporated by reference to Exhibit 4.1. to our Annual Report on Form 20-F (File No. 001-38262), filed on April 30, 2021).

4.2+	Loma Negra Compañía Industrial Argentina Sociedad Anónima Share Incentive Program (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-260599) filed on October 29, 2021).

4.3+	Loma Negra Compañía Industrial Argentina Sociedad Anónima Share Incentive Program Subject to TSR (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-260599) filed on October 29, 2021).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347).

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L.

101. INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.
+	Management contract or compensatory plan, contract or arrangement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2022	Loma Negra C.I.A.S.A.

[/s/ Sergio D. Faifman]
Name: Sergio D. Faifman
Title: Chief Executive Officer

[/s/ Marcos I. Gradin]
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima Consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 of Loma Negra Compañía Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2019.
City of Buenos Aires, Argentina
April 29, 2022

F-1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Continuing operations		For the year ended December 31,
	Notes	2021	2020	2019
Revenues	5	73,668,146	62,826,821	72,079,294
Cost of sales	6	(50,384,121)	(43,812,889)	(52,386,043)

Gross profit		23,284,025	19,013,932	19,693,251
Losses from interest in companies	19	—	(609,489)	—
Selling and administrative expenses	7	(6,328,722)	(5,214,491)	(5,743,654)
Impairment of property, plant and equipment	13	(152,848)	(1,429,348)	—
Other gains and losses	8	209,440	222,164	92,406
Tax on debits and credits to bank accounts	9	(742,448)	(738,656)	(829,851)
FINANCIAL RESULTS, NET
Exchange rate differences	10	80,174	2,498,510	(2,453,300)
Gain on net monetary position		1,867,269	1,266,565	2,290,954
Financial income	10	39,183	123,192	124,083
Financial expenses	10	(1,944,143)	(2,276,562)	(3,083,236)

Profit before tax		16,311,930	12,855,817	10,090,653
INCOME TAX EXPENSE
Current	11	(6,638,518)	(3,603,146)	(2,149,225)
Deferred	11	(3,329,288)	186,492	(1,171,697)

NET PROFIT FOR THE YEAR FROM CONTINUED OPERATIONS		6,344,124	9,439,163	6,769,731

DISCONTINUING OPERATIONS
Net profit for the year from discontinued operations	41	—	7,741,194	1,539,990

NET PROFIT FOR THE YEAR		6,344,124	17,180,357	8,309,721

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations		—	(432,313)	(370,833)

Total other comprehensive income		—	(432,313)	(370,833)

Total comprehensive income		6,344,124	16,748,044	7,938,888

Net income attributable to:
Owners of the parent company		6,585,821	17,133,423	7,889,255
Non-controlling interest		(241,697)	46,934	420,466

NET PROFIT		6,344,124	17,180,357	8,309,721

Total comprehensive income attributable to:
Owners of the parent company		6,585,821	16,912,935	7,700,124
Non-controlling interest		(241,697)	(164,891)	238,764

Total comprehensive income		6,344,124	16,748,044	7,938,888

Earnings per share (basic and diluted):
From continued operations (in pesos)	12	11.1238	16.3960	11.9186
From continued and discontinued operations (in pesos)	12	11.1238	28.7461	13.2364
The accompanying notes are an integral part of these consolidated financial statements.

F-
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2021, AS COMPARED WITH DECEMBER 31, 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	13	81,295,192	80,839,908
Right of use assets	14	309,881	675,333
Intangible assets	15	289,083	290,311
Investments	16	5,254	5,254
Goodwill	17	52,403	52,403
Inventories	18	3,083,980	3,254,534
Other receivables	20	695,145	725,751

Total non-current assets		85,730,938	85,843,494

Current assets
Inventories	18	8,697,322	8,289,386
Other receivables	20	1,190,850	1,837,246
Trade accounts receivable	21	3,960,825	4,512,234
Investments	16	4,940,317	6,202,075
Cash and banks	22	330,732	402,449

Total current assets		19,120,046	21,243,390

Total assets		104,850,984	107,086,884

The accompanying notes are an integral part of these consolidated financial statements.

F-
3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2021, AS COMPARED WITH DECEMBER 31, 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2021	2020
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	20,367,747	22,715,128
Reserves		45,388,841	28,255,418
Retained earnings		6,585,821	17,133,423

Equity attributable to owners of the parent company		72,342,409	68,103,969

Non-controlling interest		167,678	409,375

Total shareholders’ equity		72,510,087	68,513,344

LIABILITIES
Non-current liabilities
Borrowings	25	398,714	2,821,980
Lease liabilities	14	235,182	589,284
Accounts payable	26	—	154,617
Provisions	27	567,332	735,788
Salaries and social security contributions		50,542	57,761
Other liabilities	29	142,632	168,710
Deferred tax liabilities	11	14,311,960	10,982,672

Total non-current liabilities		15,706,362	15,510,812

Current liabilities
Borrowings	25	2,112,431	6,899,930
Lease liabilities	14	79,542	211,927
Accounts payable	26	7,876,275	8,140,306
Advances from customers		1,026,477	1,104,775
Salaries and social security contributions		2,034,467	2,146,264
Tax liabilities	28	3,345,412	4,353,246
Other liabilities	29	159,931	206,280

Total current liabilities		16,634,535	23,062,728

Total liabilities		32,340,897	38,573,540

Total shareholders’ equity and liabilities		104,850,984	107,086,884

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury stock shares premium	Merger premium	Cost of treasury stock	Share-based payment plans (Note 23)	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2021	59,603	—	7,193,371	—	13,096,405	—	2,365,749	—	—	1,450,595	11,323	26,793,500	17,133,423	68,103,969	409,375	68,513,344

Appropriation as per Annual Shareholders’ Meeting held April 2 0 , 2021:
Optional reserve												17,133,423	(17,133,423)
Acquisition of treasury stock (Note 19)	(860)	860	(103,746)	103,746	(1,764,358)	1,764,358	—	(2,387,251)						(2,387,251)		(2,387,251)
Share-based payment plans (Note 23)									39,870					39,870		39,870
Net income for the year													6,585,821	6,585,821	(241,697)	6,344,124

Balances as of December 31, 2021	58,743	860	7,089,625	103,746	11,332,047	1,764,358	2,365,749	(2,387,251)	39,870	1,450,595	11,323	43,926,923	6,585,821	72,342,409	167,678	72,510,087

(1)	The reserve purpose was changed from “Optional reserve” to “Optional reserve for future dividends” by the Shareholders’ meeting held on April 20, 2021.
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions								Other comprehensive income
	Capital Stock	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gain/ (losses)	Retained earnings	Shareholders’ equity attributable to owners of parent company	Non-controlling interest	Total
Balances as of January 1, 2020	59,603	7,193,371	13,096,405	2,365,749	1,188,186	11,323	23,104,355	95,232	678,571	7,889,255	55,682,050	4,584,004	60,266,054

Appropriation as per Annual Shareholders’ Meeting held on April 16, 2020:
Legal reserve					262,409					(262,409)
Optional reserve							7,626,846			(7,626,846)
Appropriation as per Annual Shareholders’ Meeting held on September 30, 2020:
Distribution of dividends							(3,937,701)	(95,232)			(4,032,933)		(4,032,933)
Other comprehensive income									(220,487)		(220,487)	(211,826)	(432,313)
Reclassification of exchange differences on translation of foreign operations (Note 41)									(458,084)		(458,084)		(458,084)
Derecognition of non-controlling interest due to sale of subsidiary (Note 41)												(4,619,227)	(4,619,227)
Capital contribution to Ferrosur Roca S.A.—Minority shareholders												609,490	609,490
Net income for the year										17,133,423	17,133,423	46,934	17,180,357

Balances as of December 31, 2020	59,603	7,193,371	13,096,405	2,365,749	1,450,595	11,323	26,793,500	—	—	17,133,423	68,103,969	409,375	68,513,344

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions								Accumulated other comprehensive income
	Capital Stock	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gain/ (losses)	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balance as of January 1, 2019	59,603	7,193,371	13,096,405	2,365,749	328,653	11,323	6,773,239	95,232	867,702	17,190,649	47,981,926	4,345,240	52,327,166

Appropriation as per Annual Shareholders’ Meeting held on April 25, 2019:
Legal reserve					859,533					(859,533)
Optional reserve							16,331,116			(16,331,116)
Other comprehensive income									(189,131)		(189,131)	(181,702)	(370,833)
Net income for the year										7,889,255	7,889,255	420,466	8,309,721

Balance as of December 31, 2019	59,603	7,193,371	13,096,405	2,365,749	1,188,186	11,323	23,104,355	95,232	678,571	7,889,255	55,682,050	4,584,004	60,266,054

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2021	2020	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year from continuing operations	6,344,124	9,439,163	6,769,731
Net profit for the year from discontinued operations	—	7,741,194	1,539,990

Net profit for the year	6,344,124	17,180,357	8,309,721
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	9,967,806	5,706,563	3,465,540
Depreciation and amortization	5,959,299	6,019,456	5,517,403
Provisions	182,586	(140,687)	102,778
Exchange rate differences	(958,267)	(4,258,817)	(626,536)
Interest expense	728,693	1,791,144	2,036,781
Investment losses recognized	—	609,489	—
Gain (loss) on disposal of property, plant and equipment	(89,110)	61,421	(7,029)
Income from the operation of Yguazú Cementos S.A. (Note 41)	—	(10,031,103)	(1,684,608)
Impairment of property, plant and equipment	152,848	1,429,348	—
Recognition of allowance for other doubtful receivables	49,110	236,259	—
Share-based payments	39,870	—	—
Changes in operating assets and liabilities
Inventories	287,700	1,190,249	132,668
Other receivables	(399,340)	138,969	909,816
Trade accounts receivable	(1,350,353)	(817,253)	(1,367,001)
Advances from customers	124,456	793,621	(53,634)
Accounts payable	1,464,624	(375,766)	2,071,336
Salaries and social security contributions	711,874	777,938	727,652
Provisions	(172,895)	(72,972)	(223,874)
Tax liabilities	218,546	(151,068)	517,348
Other liabilities	(65,414)	235,768	129,863
Gain on net monetary position	(1,867,269)	(1,266,565)	(2,290,954)
Income tax paid	(6,279,035)	(1,867,765)	(3,590,094)
Net cash generated by continuing operating activities	15,049,853	17,188,586	14,077,176
Net cash generated by discontinued operating activities	—	1,264,272	2,281,809

Net cash generated by operating activities	15,049,853	18,452,858	16,358,985

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of interest in Yguazú Cementos S.A. (Note 41)	462,591	12,594,748	—
Proceeds from disposal of property, plant and equipment	288,042	60,076	133,755
Payments to acquire property, plant and equipment	(7,088,004)	(14,549,237)	(24,068,543)
Payments to acquire intangibles assets	(102,796)	(130,660)	(114,317)
Payments to acquire investments	(4,228,846)	—	—
Proceeds from maturity of investments	1,915,845	—	—
Contributions to FFFSFI	(91,913)	(132,613)	(60,633)
Net cash used in continuing investing activities	(8,845,081)	(2,157,686)	(24,109,738)
Net cash used in discontinued investing activities	—	(207,133)	(73,795)

Net cash used in investing activities	(8,845,081)	(2,364,819)	(24,183,533)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,250,530	19,157,481	19,513,319
Interest paid	(570,181)	(4,390,645)	(3,982,074)
Dividends paid	—	(4,020,682)	—
Lease payments	(176,737)	(222,052)	(207,158)
Repayment of borrowings	(6,875,948)	(26,377,954)	(10,044,089)
Repurchase of common stock	(2,387,251)	—	—
Net cash (used in) generated by continuing financing activities	(8,759,587)	(15,853,852)	5,279,998
Net cash used in discontinued financing activities	—	(3,884,074)	(2,371,270)

Net cash (used in) generated by financing activities	(8,759,587)	(19,737,926)	2,908,728

Netdecrease in cash and cash equivalents	(2,554,815)	(3,649,887)	(4,915,820)
Less: Net effect of discontinued operation	—	2,826,935	163,256
Cash and cash equivalents at the beginning of the year	6,604,524	2,680,040	7,368,435
Effect of restating in constant currency of cash and cash equivalents	(219,725)	(236,678)	(332,960)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	(524,285)	4,984,114	397,129

Cash and cash equivalents at the end of the year	3,305,699	6,604,524	2,680,040

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

1. LEGAL INFORMATION
Legal address:
Boulevard Cecilia Grierson 355, 4th. Floor, City of Buenos Aires, Argentina.
Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “the Company” or “the Group”) is a corporation
organized under the laws of the Argentine Republic.
Fiscal year number:
Fiscal year No. 97 beginning on January 1, 2021.
Principal business of the Group:
The Company and its subsidiaries, mentioned below, are referred to in these financial statements as “the Group”.
The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. At present, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca . The Company also has 10 concrete plants.
The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is held by
Cofesur S.A.U. with 80%,
the National State with a 16% interest, and 4% has been transferred by the latter to the workers through a trust created for such purpose. Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to put an end to the existing railway concession system in Argentina and shift to an open access
model with the participation of private rail operators, the above concession will end in March 2023. For this reason, the Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 40.
The Group also controls Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste for use as fuel or raw material.
Finally, on August 21, 2020, the Company sold its stake in Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay engaged in the manufacturing and marketing of cement. Information relating to the sale of its interest and its main effects is described in Note 41.
Date of registration in the Argentinian General Inspection of Justice:

•	Registration of the bylaws: August 5, 1926, under No 38, Book 46.

•	Last amendment registered to the bylaws: July 13, 2021, under No 10,675, book 103, Corporations Volume.

•	Correlative Number of Registration with the Inspección General de Justicia (local regulatory agency): 1,914,357.

•	Tax identification number (CUIT): 30-50053085-1.

•	Date of expiration: July 3, 2116.
Parent company:
InterCement Trading e Inversiones S.L. with 51.0437% of the Company’s capital stock and votes. On January 6, 2021, InterCement Trading e Inversiones S.A. transferred its entire interest in Loma Negra C.I.A.S.A. to InterCement Trading e Inversiones Argentina S.L, a company belonging to the same economic group.
Capital structure:
The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote. A portion of such shares are treasury shares
as described in Note 23.

F-
9

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1 Statement of compliance with the International Financial Reporting Standards (IFRS) and bases of preparation of these consolidated financial statements
The consolidated financial statements of the Group as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019 have been prepared and presented in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate the consolidated financial statements in constant currency, as established by the International Accounting Standard 29 (IAS 29).
For comparative purposes, these consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2020 and 2019, which are an integral part of the above-mentioned consolidated financial statements and are presented in order for them to be solely interpreted in conformity in accordance with the figures and other information for this current fiscal year. These figures have been restated in the current fiscal year’s end-of-period
currency in the manner described in the following section in order to allow comparability.
Due to the sale of the shareholding in Yguazú Cementos S.A. during fiscal year 2020, as described in Note 41, the results of operations in relation to this investment during fiscal year’s 2019 and 2020 are disclosed as discontinued operations in accordance with IFRS 5
Non-current
Assets held for Sale and Discontinued Operations. Consequently, all the amounts related to discontinued operations within each item of the consolidated statement of comprehensive income are reclassified as discontinued operations. The consolidated statement of cash flows includes the cash flows from continuing and discontinued operations, being the cash flows from discontinued operations and earnings per share disclosed in Note 41, as well as other additional information related to the transaction performed.
These consolidated financial statements were approved by the Board of Directors on April 29, 2022, the date when the consolidated financial statements were available for issuance.
2.2. Financial information presented in constant currency
The consolidated financial statements as of December 31, 2021, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso) in accordance with the provisions included in IAS 29. As a result, the consolidated financial statements are stated in the unit of currency that was current as at the end of this fiscal year.
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
In order to assess the above-mentioned quantitative condition and also to restate financial statements, the series of indices to be used in the enforcement of IAS 29 is as determined by FACPCE. This series combines the Consumer Price Index (CPI) at the national level and as published by Instituto Nacional de Estadística y Censos [Official Statistics Bureau, “INDEC” as per the initials in Spanish] as from January 2017 (baseline month: December 2016) with the Wholesale Domestic Price Index (IPIM, for its acronym in Spanish) as published by INDEC until that date, computing for the months of November and December 2015, for which INDEC has no information with respect to changes in the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires.
Taking such index into account, inflation was 50.94%, 36.14% and 53,83% in the years ended December 31, 2021, 2020 and 2019, respectively, and 100% accumulated in three years during each of the years presented was reached.
Below is a summary of the
methods
of applying IAS 29.
Restatement of the statement of financial position:
(i) Monetary items (those with a fixed nominal value in local currency) are not restated because they are already stated at the current unit of measurement as of the end of the reporting period. In an inflationary period, holding monetary assets causes losses in the purchasing power and holding monetary liabilities generates gains in the purchasing power, provided that such items are not subject to an adjustment mechanism that may otherwise offset these effects. Monetary gains or losses are included in the statement of profit or loss and other comprehensive income for every fiscal year.

F-
10

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

(ii) The assets and liabilities that are subject to changes based on specific agreements are adjusted on the basis of such agreements.
(iii)
Non-monetary
assets and liabilities measured at fair values as of the balance sheet date are not inflation-restated for presentation purposes in the statement of financial position, however, their restated amounts are used to measure the gains / losses caused by holdings of such non-monetary
items. For the fiscal years ended December 31, 2021, 2020 and 2019, the Group did not have non-monetary
items under the revaluated method.
(iv)
Non-monetary
items measured at historical cost or at the current value of a date prior to the end of the reporting fiscal year are restated by coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. As of December 31, 2021, 2020 and 2019, the items subject to this restatement process have been those included in inventories, other receivables, property, plant and equipment, right of use assets, goodwill, and non-current
investments. The amounts charged to against the statement of profit or loss and other comprehensive income due to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other consumption of non-monetary
assets shall be determined based on the restated amounts.
(v) When borrowing costs are capitalized in
non-monetary
assets pursuant to IAS 23, the components of those costs compensating the creditor for the effects of inflation are not capitalized. See Note 13 for the Group´s capitalized borrowing costs.
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
Restatement of the statement of profit or loss and other comprehensive income:
(i) Expenses and revenues are restated as the date of they are accrued except for those profit or loss items related to the consumption of assets measured in purchasing power currency of a date previous to the recording of such consumption (such as depreciation, impairment, and other use of assets valued at historical cost); and except also for any profit or loss arising from comparing two measurements expressed in a currency with a purchasing power from different dates, for which it is necessary to identify the amounts compared, their separate restatement and their comparison based on the new restated amounts.
(ii) In the case of financial income and expenses, including foreign exchange gain (loss), from lent or borrowed funds, the Group has decided to present them in real terms, i.e. net of the effect of inflation on the assets and liabilities that generated these income or expenses.
(iii) Net
profit or loss for the exposure of monetary assets and liabilities to inflation is reported in a separate item of profit and loss and other comprehensive income.
Restatement of the statement of changes in shareholders’ equity:
All
equity components are restated by applying the general price index from the beginning of the fiscal year, and the movements of each such components during the year is restated as from the date of the contribution or initial recognition. Capital stock is presented at nominal values and its corresponding restatement adjustment is presented in a “adjustment capital” account. Other comprehensive income resulting after the transition date of the implementation of IAS 29 is recorded net of the inflation effect.

F-1
1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Restatement of the statement of cash flows:
IAS 29 requires that all entries in this statement should be restated in terms of the unit of measurement that is current at the end of the reporting period. The monetary gain or loss generated from cash and cash equivalents is presented in the statement of cash flows separately from the cash flows from operating, investing and financing activities, as a specific item for the reconciliation between cash and cash equivalents at the beginning and at the end of the fiscal year.
2.3. Applicable Accounting Standards
The consolidated financial statements have been prepared on a historical cost basis, which has been restated at year-end
currency in the case of
non-monetary
items, except for the revaluation of certain financial assets, which are measured at the fair value. In general, historical cost is based on the fair value of the consideration given in exchange for the assets.
Fair value is the price that the Group would receive to sell an asset or paid to transferred a liability in an orderly transaction between market participants as of the measurement date, irrespective of whether such price is directly observable or estimated using another valuation technique. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
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

F-1
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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

•	IFRS 3 - Reference to the Conceptual Framework
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

F-1
3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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

•	IFRS 1 First-time Adoption of IFRS by a subsidiary
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
As part of the Annual Improvements to IFRS Standards 2018 2020, the IASB issued an amendment to IFRS 16 Leases. The amendment removes the illustration of reimbursement of leasehold improvements by the lessor in the illustrative example 13 accompanying IFRS 16; thus removing the potential for confusion regarding the treatment of lease incentives when applying IFRS 16. The modification is not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 41 Taxation in Fair Value Measurements
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

•	IAS 1 Classification of Liabilities as Current or Non-Current
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

F-1
4

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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

•	IAS 1 and IFRS 2 Practice Statement - Disclosure of Accounting Policies
The amendments require an entity to disclose its material accounting policies, rather than its significant accounting policies. Additional amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in the IFRS 2 Practice Statement. Its application will be effective for periods beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statement to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•	IAS 12 Income Tax
The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.
Adoption of improvements or new standards
The Group has adopted all the improvements and new standards and interpretations issued by the IASB that are relevant to its operations and that are effective for the fiscal year ended December 31, 2021. As from January 1, 2021, the Group has started to apply the following standards:

•	IFRS 9, IFRS 7, IFRS 4, IFRS 16, and IAS 39 Interest Rate Benchmark Reform
In August 2020, the IASB issued amendments to IFRS 9, IAS 39, and IFRS 7 Financial Instruments: Disclosures, which finalizes the second and last phase of its work on the effects of interbank offered rates (IBOR) reform on financial reporting. The amendments provide temporary exceptions that address the effects on financial reporting when an interbank offered rate is replaced by an alternative risk-free interest rate. These amendments have had no impact on the Group’s consolidated financial statements.

F-1
5

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
Profits or losses of each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling
interests. The total comprehensive income of the subsidiaries is attributed to the Group’s owners and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance.
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
The consolidated information disclosed in these consolidated financial statements includes the following subsidiaries:

Subsidiary	Main business	Country	% of direct and indirect interest as of
			December 31, 2021	December 31, 2020	December 31, 2019
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

(1)	Directly controlled by Cofesur S.A.U.
Below is a summary of the financial information for Ferrosur Roca S.A., a subsidiary with a material non-controlling
interest. The information provided below does not include intragroup eliminations due to consolidation.

F-1
6

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2021	2020
Current assets	1,071,012	1,466,751
Non-current assets	1,836,954	2,397,389
Current liabilities	1,536,215	1,327,014
Non-current liabilities	533,371	490,251
Shareholders’ equity attributable to owners of the parent company	670,703	1,637,501
Non-controlling interest	167,676	409,375

	2021	2020	2019
Revenues	5,979,825	5,427,309	7,493,132
Financial results, net	(57,992)	566,262	(1,293,678)
Depreciation	(1,103,103)	(1,233,502)	(1,269,555)
Income tax	(12,667)	143,855	121,491
Net losses for the year (*)	(1,208,497)	(1,666,540)	(1,670,519)

(*)	As of December 31, 2021, 2020, and 2019 net losses include an income for elimination of intragroup transactions of 16,751, 17,912, and 712,991 respectively.

	2021	2020	2019
Net cash generated by operating activities	472,442	363,042	608,156
Net cash generated by (used in) investing activities	(589,526)	(623,386)	112,207
Net cash generated by/(used in) financing activities	91,664	(1,016,648)	(1,187,017)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(19,023)	1,270,924	(27,349)
Finally, as mentioned in Note 41, on August 21, 2020 the Company sold its interest in Yguazú Cementos S.A., therefore the amounts related to this business for the fiscal year ended December 31, 2020, are presented as discontinued operations in the current consolidated financial statements.
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

F-1
7

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
3.2. Goodwill
The goodwill recorded by the Group in the amount of 52,403 is due to the acquisition of Recycomb S.A.U. and is measured at cost restated at the end of the reporting period currency, as mentioned in Note 2.2.
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
As of December 31, 2021, 2020 and 2019, the Group has not recognized any goodwill impairment loss.
3.3. Investments in other companies
These are investments in which the Group has no significant influence. As these investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, these investments are measured at cost restated at the end of the reporting period, less any impairment losses identified at the end of each reporting period.
3.4. Leases

F-1
8

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The accounting model for the recognition and measurement of all leases is as follows:
Right-of-use
assets:
The Group recognizes a right of use asset at the beginning of each lease (the date on which the underlying asset is available for use).
Right-of-use
assets are measured at cost, net of accumulated depreciation and impairment losses, and adjusted to reflect any remeasurement of liabilities and to recognize changes in the currency purchasing power. The cost of the right-of-use
assets includes the amount of the recognized lease liabilities, initial direct costs incurred, and lease payments made at or before the lease start date, less any incentives received. Unless the Group is certain that it will acquire the asset at the end of the lease, right-of-use
assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term (calculated based on the term of the relevant agreements, including renewal provisions in the event that they are highly likely to continue).
Right-of-use
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
The
unwinding

of the present value recognized for each lease is accounted by the Group in the comprehensive income of each year.
Operating lease income:
The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which the Group does not transfer substantially all the risks and rewards

inherent in the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.
3.5. Foreign currency and functional currency
The consolidated financial statements are presented in Argentine Pesos (Argentina’s currency of legal tender), which is also the functional currency (the currency of the primary economic environment where the entity operates) for all the Group companies with domicile in the Republic of Argentina, and the reporting currency of the consolidated financial statements. In the case of Yguazú Cementos S.A., a company located in Paraguay and whose interest was sold by the Group on August 21, 2020 (Note 41), the functional currency is the Guaraní.
For the purposes of presenting these consolidated financial statements, the assets and liabilities in foreign currency held by the Group are translated to
Argentine
pesos at the foreign exchange rate prevailing at the end of each year. Revenue and expense items are translated at the average exchange rates for each month; however, if the exchange rates fluctuate significantly during the reporting year, the exchange rate at the date of every transaction shall be used, with the subsequent restatement of such items by applying the rates prevailing at the month of accrual, pursuant to the adjustment procedure described in Note 2.2.

9

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Any exchange gain or loss from monetary items is recognized in the profit or loss for the month, net of the effect of inflation on the items that generated them, except for those arising from foreign currency borrowings related to finance qualifying assets, such as assets under construction for future productive use, which were included in the cost of such assets for being considered as an adjustment to the cost of interest accrued on such foreign currency denominated borrowings.
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
3.7. Taxation
3.7.1. Income tax
The Group assesses the income tax to be recorded in accordance with the deferred tax method, which considers the effect of temporary differences arising from the different bases for the measurement of assets and liabilities according to accounting and taxing criteria, and of existing tax losses and unused tax credits deductible from future taxable income, computed by considering the tax rate in force,
A
30% tax rate had been set forth by Law No. 27,430 through the fiscal year ended in December 2019, dropping to 25% as from January 1, 2020. Pursuant to the Reform introduced by Law No. 27,541 the expected changes in tax rates were suspended and it was resolved to maintain the original 30% tax rate up to the fiscal years starting and including January 1, 2021. The 25% tax rate was intended to be effective for fiscal years beginning on or after January 1, 2022. However, Law No. 27,260, which was enacted on June 16, 2021, introduced amendments to the corporate tax rate by setting a staggered structure of applicable rates based on the level of accumulated net taxable income for each company, which may be 25%, 30%, and 35%; the 7% tax on the distribution of dividends, however, has remained unchanged.
The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these have to be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the carrying amounts and tax bases will be reversed or used. For this purpose, the Group has considered its tax projections to establish the tax rate that it estimates will apply in every year, in order to determine the value of temporary differences and tax losses based on the estimated period of reversal and use.
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

F-
20

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

3.7.1.2. Deferred taxes
Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and and the corresponding used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences in the future. Deferred tax assets are recognized for all deductible temporary differences to the extent that the Group is likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit.
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
3.7.1.3. Current
tax charge
and deferred taxes
 profit or loss
Current and deferred taxes are recognized in the statement of profit or loss and other comprehensive income.
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
3.7.2. Personal assets tax – Substitute taxpayer
In Argentina, individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to the personal property tax of 0.25% over the value of any shares or the American Depositary Shares (ADSs) issued by Argentine entities held as of December 31 of each year. The tax is applied to the Argentine issuers of such shares, who must pay this tax on behalf of the relevant shareholders and is based on the value of the shares (following the equity method) or the book value of the shares derived from the most recent financial statements as of December 31 of each year. In accordance with the Personal Property Tax Law, the Group has the right to obtain a reimbursement of the tax paid from the shareholders to whom the above tax is applicable, through the reimbursement procedure deemed appropriate by the Group.
As of December 31, 2021 and 2020, the Group carries receivables for 48,521 and 58,649, respectively, in relation to this tax.
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

F-2
1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
Gain or loss from the disposal or
write-off
of an item of property, plant and equipment is calculated as the difference between net disposal proceeds and the carrying amount of the asset and is recognized in the profit or loss statement at the restated value of the currency at the end of the reporting period.
The Group assesses the recoverability of the value of its property, plant and equipment items whenever any indication of impairment is identified. The assessments are carried out considering the cash-generating units established by the Group.
3.9. Intangible assets
Intangible assets with finite useful lives that were separately acquired are carried at the cost restated in constant currency at the end of the reporting period, as described in Note 2.2, less accumulated depreciation and impairment losses.
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
The Group calculates the recoverable amount per cash-generating unit. The recoverable amount of an asset is the higher of the fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax
discount rate that reflects current market assessments as of year-end
with respect to the time value of money considering the risks that are specific to the asset. Cash-generating units match the business segments defined in Note 32.
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

F-2
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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

•
Finished goods and work in progress: at the acquisition cost of direct materials and labor plus a proportion omanufacturing overheads based on normal operating capacity, but excluding borrowing costs. Cost is calculated for each of the plants owned by the Group.

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

F-2
3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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

F-2
4

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
Derecognition of a financial asset
The Company shall derecognize a financial asset only when the contractual rights on the financial assets cash flows expire and transfer the substantial risks and rewards inherent to ownership of the financial asset. If the Company does not transfer or retain substantially all the risks and rewards inherent to the ownership and retains the control over the asset transferred, the Company shall recognize its interest in the asset and the associated obligation at the amounts payable. If the Company retains substantially all the risks and rewards inherent to property on the transferred financial asset, the Company shall continue to recognize the financial asset and shall also recognize a collateral loan for the receipts.
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

F-2
5

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
Share-based payment plans:
It refers to the recognition of share-based payment plans received by Group Directors, which have been implemented during the current fiscal year (Note 23). The balances of share-based payment plans have been restated in constant currency at the end of the reporting period following the adjustment procedure described in Note 2.2, based on the dates of issuance of the plans.

F-2
6

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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

The annual shareholders’ meeting held on April 20, 2021, approved to modify the allocation of the Optional Reserve and to allocate such sum to the payment of future dividends and, consequently, change its name to “Optional Reserve for Future Dividends”.
O
ther comprehensive income:
This includes income and losses recognized directly in equity and transferred from equity to the profit or loss statement or accumulated retained earnings, as defined in IFRS.
Reserve for exchange difference on translating foreign operations:
This is the reserve generated from the translation of the financial statements of subsidiary Yguazú Cementos S.A. to the Group’s functional currency in the manner set forth in Note 3.5. During fiscal year 2020, this reserve was reclassified to
Other
comprehensive income due to the sale of its interest in Yguazú Cementos S.A. on August 21, 2020 (Note 41).
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
Non-controlling
interest:
This includes the ownership interest held in the net assets and profit or loss of Ferrosur Roca S.A. (20%) representing the interest that is not owned by Loma Negra C.I.A.S.A.

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

c)	It is a derivative that has not been designated and is not effective as a hedging instrument or financial guarantee.

F-2
7

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
Subsequent to initial recognition, other financial liabilities are thenmeasured at amortized cost using the effective interest rate method, with interest expenses recognized based on actual return.
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

F-2
8

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

On January 24, 2018, the Company’s Board of Directors approved the implementation of an employee incentive program calculated on the basis of ADSs for the purpose of attracting and retaining certain high-ranking employees who satisfied certain eligibility criteria, in the search for aligning the long-term interests of the Company and its shareholders.
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
During the current fiscal year, the Board of Directors, through its meeting held on February 12, 2021, implemented two new employee incentive programs in order to retain certain high-ranking employees and align their interests with those of the Company and its shareholders. These programs replaced the one approved by the Board of Directors at its meeting on January 24, 2018, notwithstanding the fact that the annual plans that have already been granted as part of the original program will remain in force.
The programs approved in 2021 consist in delivering, to certain employees, shares of the Company’s common stock listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs, being one of the new programs subject to total shareholder return (Total Shareholder Return or “TSR”), and the other to the permanence of the selected employees with the Group. In other words, the effective delivery of the shares will depend on the degree of performance of the return as defined in each of the annual plans that will be issued as part of the program, and on the permanence of the employee with the Group.
On December 21, 2021, the Company’s Board of Directors approved the issuance of the new plans within the framework of the programs implemented in February 2021.
The cost of the new share-based payment plans to be settled with equity instruments was initially measured at fair value at the date of grant, determined using a valuation model appropriate to the circumstances. The cost of this type of plan, along with the related changes, is recognized in “Share-based payment plans” in shareholders’ equity over the period in which the performance and/or service conditions are met, with contra to “Salaries, wages and social security contributions”. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that will ultimately remain as vested benefit for the employees.
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

9

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Group´s accounting policies described in Note
3
, the Group´s management has been required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors considered to be relevant. It should be noted that actual results could differ from those estimates.
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
The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport on June 28, 2021, due to the National Government’s decision to put an end to the existing railway concession system in Argentina and shift to an open access
model with the participation of private rail operators. Therefore, the concession granted to the Group will end in March 2023. For this reason, the Group has evaluated potential business scenarios based on its intention to continue delivering services as a rail network operator and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current
assets affected by it. The evaluations carried out by the Group are detailed in Note 40.
4.2. Key assumptions and sources of estimation uncertainty
The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next fiscal year.
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

F-
30

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The carrying amount of goodwill is disclosed in Note 17 to the consolidated financial statements. There was no impairment of goodwill for the fiscal years ended on December 31, 2021, 2020 and 2019.
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

F-3
1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
5. REVENUES

	2021	2020	2019
Sale of products	101,184,148	84,911,070	76,427,014

- Domestic market	101,117,545	84,837,488	76,247,508
- External customers	66,603	73,582	179,506
Services rendered	3,329,855	3,084,579	4,437,963
(-) Bonuses / Discounts	(30,845,857)	(25,168,828)	(8,785,683)

Total	73,668,146	62,826,821	72,079,294

6. COST OF SALES

		2021		2020		2019
Inventories at the beginning of the year		11,543,920		13,027,497		12,891,539
Finished products	711,003		927,973		1,146,634
Products in progress	1,358,417		2,897,582		2,825,951
Raw materials, materials, fuel, and spare parts	9,474,500		9,201,942		8,918,954

Purchases and production expenses for the year		50,621,503		42,329,312		52,522,001
Inventories at the end of the year		(11,781,302)		(11,543,920)		(13,027,497)
Finished products	(595,160)		(711,003)		(927,973)
Products in progress	(2,005,445)		(1,358,417)		(2,897,583)
Raw materials, materials, fuel, and spare parts	(9,180,697)		(9,474,500)		(9,201,941)

Cost of sales		50,384,121		43,812,889		52,386,043

F-3
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The detail of the production costs is as follows:

	2021	2020	2019
Fees and compensation for services	1,009,314	936,419	1,007,246
Salaries, wages, and social security contributions	7,941,120	7,690,165	9,834,389
Transport and traveling expenses	359,324	290,723	363,473
Data processing	19,862	19,673	36,938
Taxes, duties, contributions, and commissions	1,025,143	879,175	926,184
Depreciation and amortization	5,960,340	5,462,914	5,342,021
Preservation and maintenance costs	4,675,311	4,083,674	4,961,317
Communications	48,327	53,907	58,173
Leases	55,647	43,484	104,593
Employee benefits	219,090	168,860	217,276
Water, natural gas, and energy services	10,279	12,899	23,257
Freight	5,193,784	3,848,274	3,720,711
Fuels	6,897,140	4,846,912	8,717,708
Insurance	156,575	144,848	172,399
Packaging	2,067,200	2,135,570	2,043,161
Electric power	4,924,492	4,083,680	5,484,345
Contractors	3,751,954	2,870,360	4,120,619
Tolls	13,810	164,780	6,539
Canon (concession fee)	39,526	57,820	58,339
Security	253,448	290,867	310,046
Others	685,571	588,832	693,429

Total	45,307,257	38,673,836	48,202,163

7. SELLING AND ADMINISTRATIVE EXPENSES

	2021	2020	2019
Managers and directors’ compensation fees	465,247	440,421	487,374
Fees and compensation for services	370,860	436,313	352,649
Salaries, wages, and social security contributions	1,438,159	1,293,074	1,680,871
Transport and traveling expenses	33,779	28,779	86,502
Data processing	185,719	94,951	117,350
Advertising expenses	311,901	116,845	125,217
Taxes, duties, contributions, and commissions	1,578,868	1,324,788	1,504,247
Depreciation and amortization	371,822	430,422	347,899
Preservation and maintenance	14,399	16,836	25,935
Communications	42,261	45,394	53,687
Leases	25,676	18,548	32,211
Employee benefits	53,738	49,940	59,886
Water, natural gas, and energy services	3,753	6,226	7,751
Freight	971,101	690,054	566,778
Insurance	145,568	114,015	88,150
Allowance for doubtful accounts	196,384	9,059	96,284
Security	13,341	12,015	10,919
Others	106,146	86,811	99,944

Total	6,328,722	5,214,491	5,743,654

F-3
3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

8. OTHER GAINS AND LOSSES

	2021	2020	2019
Gain (loss) on disposal of property, plant and equipment	89,110	(61,421)	7,029
Donations	(45,038)	(46,158)	(52,706)
Technical services and assistance	9,878	10,900	23,123
Personal asset tax – Substitute taxpayer	—	(6,037)	(22,056)
Gain over tax credit assignment	92,210	13,366	14,457
Contingencies	(59,148)	(45,786)	(83,255)
Leases	109,731	195,701	183,136
Service fee from ADS Depositary bank	50,456	60,564	—
Collection of loss	—	85,177	—
Miscellaneous	(37,759)	15,858	22,678

Total	209,440	222,164	92,406

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

10. FINANCIAL RESULTS, NET

	2021	2020	2019
Exchange rate differences:
Profit from operations with securities (Note 41)	—	4,805,680	—
Foreign exchange gains	358,318	133,229	88,554
Foreign exchange losses	(278,144)	(2,440,399)	(2,541,854)

Total	80,174	2,498,510	(2,453,300)

Financial income
Unwinding of discounts on provisions and liabilities	39,183	123,192	124,083

Total	39,183	123,192	124,083

Financial expenses
Interest on borrowings	(337,858)	(597,530)	(1,830,296)
Interest from short-term investments	(1,113,116)	(536,422)	(100,200)
Tax interest	(57,501)	(87,824)	(347,853)
Interest on leases	(43,185)	(75,468)	(80,959)
Unwinding of discounts on receivables	—	(359,110)	(162,250)
Others	(392,483)	(620,208)	(561,678)

Total	(1,944,143)	(2,276,562)	(3,083,236)

F-3
4

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

11. INCOME TAX EXPENSES

	2021	2020	2019
Profit before income tax expenses	16,311,930	12,855,817	10,090,653
Profit before income tax from discontinued operations	—	10,031,102	1,684,608

Accounting income before income tax	16,311,930	22,886,919	11,775,261
Income tax rate	35%	30%	30%

Income tax a t the statutory tax rate	(5,709,176)	(6,866,076)	(3,532,579)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	—	970,024	336,921
Impairment of tax losses recognized in Ferrosur Roca S.A.	(237,161)	(242,869)	—
Effects of the fiscal revaluation and inflation adjustments for accounting and tax purposes	(169,746)	282,501	310,182
Effect of change in tax rate	(3,857,875)	184,375	(578,357)
Other non-taxable income or non-deductible expense, net	6,152	(34,518)	(1,707)

Total income tax	(9,967,806)	(5,706,563)	(3,465,540)

Income tax
Current	(6,638,518)	(5,882,722)	(2,267,192)
Deferred	(3,329,288)	176,159	(1,198,348)

Total	(9,967,806)	(5,706,563)	(3,465,540)

Income tax included in the statement of other comprehensive income	(9,967,806)	(3,416,654)	(3,320,921)
Income tax from discontinued operations	—	(2,289,909)	(144,619)
11.1. The deferred income tax assets and liabilities are as follows:

	2021	2020	2019
Assets
Loss carryforward	257,201	216,201	552,439
Leases	2,951	37,258	84,961
Provisions	83,012	81,631	191,631
Other receivables	66,642	44,243	—
Accounts Payable	—	—	206,321
Salaries and social security contributions	29,908	14,440	—
Other liabilities	73,617	34,216	—
Trade receivables	1,745	25,819	25,636
Others	4,404	9,435	15,850

Total deferred tax assets	519,480	463,243	1,076,837

	2021	2020	2019
Liabilities
Investments	(8,352)	(35,295)	(9,047)
Other receivables	—	—	(82,022)
Property, plant and equipment	(12,012,202)	(8,081,322)	(9,195,705)
Borrowings	(1,710)	(4,495)	(2,228)
Inventories	(1,296,372)	(1,142,049)	(1,221,079)
Other liabilities	—	—	(5,360)
Taxes payable (tax inflation adjustment)	(1,512,637)	(2,182,347)	(1,730,538)
Others	(167)	(407)	(21)

Total deferred tax liabilities	(14,831,440)	(11,445,915)	(12,246,000)

Total net deferred tax liabilities	(14,311,960)	(10,982,672)	(11,169,163)

F-3
5

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

11.2. Unrecognized temporary differences on investments and other interests
The temporary differences related to investments in subsidiaries and other interests for which no deferred tax assets or liabilities have been recognized since it is not considered probable that they will be reversed in the foreseeable future, is as follows:

	2021	2020	2019
Subsidiaries	234,845	134,332	(123,689)
Others	(1,807)	(1,278)	(1,266)

Total	233,038	133,054	(124,956)

The Group carries unrecognized tax losses for a total of 1,123,497, of which 64,499 expire in 2022, 381,394 in 2023 and 677,604 in 2026.
12. EARNINGS PER SHARE
Basic and diluted earnings per share:
The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2021	2020	2019

Profit attributable to the owners of the parent company used in the calculation of basic and diluted earnings per share
- From continued operations	6,585,821	9,772,472	7,103,831

- Net income for the year	6,585,821	17,133,423	7,889,255

Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (in thousands of shares)	592,046	596,026	596,026

Basic and diluted earnings per share
- From continued operations (in pesos)	11.1238	16.3960	11.9186

- From continued and discontinued operations (in pesos)	11.1238	28.7461	13.2364

The weighted average number of outstanding shares was 592,046,422 for December 31,2021 and 596,026,490 for the years ended December 31, 2020 and 2019, like the basic weighted average number of shares, since there are no convertible debt instruments at the end of each reporting period.
13. PROPERTY, PLANT AND EQUIPMENT

	2021	2020
Cost	190,774,032	184,479,011
Accumulated depreciation	(109,478,840)	(103,639,103)

Total	81,295,192	80,839,908

Lands	1,025,307	1,025,307
Plant and buildings	13,718,257	14,617,744
Machinery, equipment and spare parts	57,942,520	19,112,267
Transportation and load vehicles	1,487,535	1,911,807
Furniture and fixtures	94,973	77,992
Quarries	5,028,566	5,733,256
Tools	103,074	81,326
Construction in process	1,894,960	38,280,209

Total	81,295,192	80,839,908

F-3
6

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)
13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Cost

	Lands	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Quarries	Tools	Works in process	Total
Balance as of January 1, 2020	1,025,619	48,263,593	58,829,491	12,278,561	3,431,610	18,826,905	603,466	34,686,421	177,945,666

Additions	—	—	—	—	—	—	—	6,871,583	6,871,583
Disposal	(312)	(19,364)	(64,452)	(220,682)	—	(33,428)	—	—	(338,238)
Transfers	—	951,122	868,064	371,677	41,966	1,013,683	31,283	(3,277,795)	—

Balance as of December 31, 2020	1,025,307	49,195,351	59,633,103	12,429,556	3,473,576	19,807,160	634,749	38,280,209	184,479,011

Additions	—	—	—	—	—	—	—	6,861,355	6,861,355
Disposal	—	(154,337)	(102,136)	(278,730)	—	(31,131)	—	—	(566,334)
Transfers	—	576,400	40,776,279	310,422	47,203	1,484,118	52,182	(43,246,604)	—

Balance as of December 31, 2021	1,025,307	49,617,414	100,307,246	12,461,248	3,520,779	21,260,147	686,931	1,894,960	190,774,032

F-3
7

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)
13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Accumulated depreciation

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Quarries	Tools	Total
Balance as of January 1, 2020	(32,458,572)	(38,836,262)	(8,868,709)	(3,337,394)	(12,756,697)	(519,710)	(96,777,344)

Impairment	(794,788)	(176,728)	(426,997)	(25,294)	(2,951)	(2,590)	(1,429,348)
Disposal	19,364	63,195	75,772	—	33,430	—	191,771
Depreciation	(1,343,611)	(1,571,041)	(1,297,815)	(32,896)	(1,347,686)	(31,123)	(5,624,172)

Balance as of December 31, 2020	(34,577,607)	(40,520,836)	(10,517,749)	(3,395,584)	(14,073,904)	(553,423)	(103,639,103)

Impairment	(70,455)	(82,084)	—	—	—	(309)	(152,848)
Disposal	28,689	96,511	274,000	—	—	—	399,200
Depreciation charge	(1,279,784)	(1,858,317)	(729,964)	(30,222)	(2,157,677)	(30,125)	(6,086,089)

Balance as of December 31, 2021	(35,899,157)	(42,364,726)	(10,973,713)	(3,425,806)	(16,231,581)	(583,857)	(109,478,840)

F-3
8

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

13.1. Capitalization of borrowing costs
The Group has taken several borrowings and used other instruments for the settlement of trade payables in foreign currency in order to finance part of the investment in a new cement plant.
 IAS 23 establishes that borrowing costs of loans or other liabilities directly attributable to the acquisition, construction or production of a qualifying asset that requires a substantial period of time before it is ready for its intended use are capitalized as part of the cost of that asset, except for the portion of these costs that compensate the creditor for the effects of inflation, provided that it is likely to result in future economic benefits for the Group and can be reliably measured. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Capitalization of these costs ceases when the asset is available for use. Borrowing costs include interest, foreign exchange gain or loss and other costs incurred by the Group in connection with the execution of the respective borrowing agreements.
As the Group’s aforementioned indebtedness was mostly in foreign currency, the Group evaluated

at each closing date whether the exchange gain or loss arising from such debts attributable to the construction of such asset constituted

an adjustment of the interest costs of those borrowings that should be capitalized together with the related interest. In view of the above, the Group has not capitalized interest and exchange gains or losses in the fiscal year ended December 31, 2021, but has capitalized interest and exchange gains or losses actually incurred in fiscal year 2020 for 1.199,369, considering for that purpose as maximum capitalization limit the threshold that would have been consistent with an equivalent rate in pesos, net of the effects of inflation on the liabilities generating them. The actual interest rate, i.e., net of the effect due to exposure to inflation, used to determine the cap limit of the actual costs for borrowings (interest and exchange gain or loss) to be capitalized amounted to 7%.
13.2. Impairment of property, plant and equipment
The Group tests property, plant and equipment for impairment on an annual basis or when circumstances indicate that their carrying value can be impaired.
The impairment test conducted by the Group for property, plant and equipment is based on estimates of the recoverable amount per cash-generating unit, which has been defined as the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted using a discount rate reflecting market assessments as of the end of the period with respect to the time value of money considering the risks that are specific to the assets involved.
The calculation of the value in use for all cash-generating units is more sensitive to the following assumptions which, as described below, were considered by Group Management in the development of the impairment test: volumes, prices, gross margins, levels of operating expenses
and capital expenditure in property, plant and equipment and working capital, discount rate, growth rate used to extrapolate cash flows beyond the forecast period, and macroeconomic variables estimated to be present during the projection horizon including, without limitation, exchange rates, inflation levels, and GDP growth.
The Group has also considered a number of other factors in reviewing impairment indicators, such as market capitalization, participation in each of the segments where it does business, unused installed capacity, industry trends, and other factors, together with the increase in property, plant and equipment balances due to the application of the restatement in constant currency as a result of applying IAS 29 in relation to those assets.
At the end of fiscal year ended December 31, 2020, considering the particular impacts of the
COVID-19
pandemic and the uncertainty of the Argentine economic situation, among other micro and macroeconomic factors, a decrease was estimated in the demand for rail logistics services provided by the Group and in the demand for stone of the aggregates cash-generating unit.
As a result of the above scenario, the Group conducted an impairment test as of December 31, 2020, on all the different cash-generating units consistent with all the business segments mentioned in Note 32 and determined that the carrying amount of rail services and aggregates cash-generating units exceeded the value in use of the assets involved as of such date. As a result of the analysis carried out, the Group recognized a loss for impairment of property, plant and equipment that amounted to 1,429,348 in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2020.
The Company carried out a new impairment analysis as of December 31, 2021, based on the continued uncertainty of the Argentine economic situation and the inflationary environment mentioned above, considering the impact derived from commissioning the new power plant L’Amalí, which includes innovative technology and therefore higher efficiency in operating costs compared to other facilities, and the reallocation of production volumes derived from the operation of this new plant.

9

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

As a result of the above scenario, the Group determined that certain facilities belonging to its cement plant called “Sierras Bayas” will not be used in the foreseeable future, since their volumes will be reallocated to the new plant, considering the volumes currently produced and sold. Therefore, the Group recognized an impairment loss on property, plant and equipment amounting to 152,848 in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2021.
Cement, Masonry Cement and Lime Cash-generating Unit
The determination of the recoverable amount of cement, masonry cement and lime cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by the Company’s Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 13.43% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2021, except for the plant “Sierras Bayas” that involved a loss of 152,848 in the statement of profit or loss and other comprehensive income as of December 31, 2021.
Concrete Cash-generating Unit
The determination of the recoverable amount of concrete cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by the Company’s Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 13.43% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2021.
Aggregates Cash-generating Unit
The recoverable amount of aggregates cash-generating unit is determined based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate in dollars used in cash flow projections is 13.3%. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as December 31, 2021, and no reversal of the impairment loss recognized at the end of the prior fiscal year for 245,289 has been required.
Rail Services Cash-generating Unit
The recoverable amount of rail services cash-generating unit is determined based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded services, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate in dollars used in cash flow projections is 14.2% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as December 31, 2021, and no reversal of the impairment loss recognized at the end of the prior fiscal year for 1,184,059 has been required.

F-
40

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

14. RIGHT OF USE ASSETS AND LEASE LIABILITIES
The Group has entered into lease agreements primarily for the lease of offices and premises. Changes in right of use assets and lease liabilities as of December 31, 2021 and 2020 are as follows:

	2021	2020
Lease liabilities:
As of the beginning of the year	801,211	907,963
Additions	57,236	7,026
Financial restatements	43,185	75,468
Foreign Exchange gain /(losses)	(107,287)	32,806
Decrease	(302,884)	—
Payments	(176,737)	(222,052)

As of the end of the year	314,724	801,211

Right of use assets:
As of the beginning of the year	675,333	838,306
Additions	57,236	7,026
Decrease	(280,639)	—
Depreciation	(142,049)	(169,999)

As of the end of the year	309,881	675,333

The average
borrowing
incremental rates used for determining the current value of the Group’s leases in local and foreign currency are 46.2% and 8.4%, respectively.
15. INTANGIBLE ASSETS

	2021	2020
Software	289,083	290,311

Total	289,083	290,311

Cost:	Software
Balance as of January 1, 2020	954,879
Additions	130,660

Balance as of January 1, 2020	1,085,539
Additions	102,796

Balance as of January 1, 2021	1,188,335

Accumulated amortization:
Balance as of January 1, 2020	(696,063)
Amortization	(99,165)

Balance as of January 1, 2020	(795,228)
Amortization	(104,024)

Balance as of January 1, 2021	(899,252)

16. INVESTMENTS

	2021	2020
Non-Current
Investments in other companies:
- Cementos del Plata S.A.	5,254	5,254

Total	5,254	5,254

Current
Short-term investments:
- Mutual fund in pesos	1,215,045	3,572,328
- T i m e deposit in pesos	1,759,922	2,629,747
- Government securities in pesos	1,965,350	—

Total	4,940,317	6,202,075

F-4
1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Short-term investments in pesos accrue interest at an annual nominal rate of approximately 23.8% and 31.5% as of December 31, 2021 and 2020, respectively.
Short-term investments are held for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s funding needs.
17. GOODWILL

	2021	2020
Cost
Recycomb S.A.U.	52,403	52,403

Total	52,403	52,403

For impairment testing purposes, goodwill was allocated to the waste treatment cash-generating unit.
Waste treatment cash-generating unit:
The recoverable amount of this cash-generating unit is determined based on a calculation of the value in use which uses cash flow projections based on financial budgets approved by the directors for a five-year period.
The key hypothesis used in the determination of the recoverable value are consistent with the ones disclosed in Note 13.2 used for the impairment test of property, plant and equipment items.
18. INVENTORIES

	2021	2020
Non-Current
Spare Parts	3,259,090	3,368,536
Allowance for obsolete inventories	(175,110)	(114,002)

Total	3,083,980	3,254,534

Current
Finished products	595,160	711,003
Production in progress	2,005,445	1,358,417
Raw materials, materials and spare parts	5,198,918	5,297,693
Fuels	897,799	922,273

Total	8,697,322	8,289,386

19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TANSACTIONS
Details of balances and transactions between the Group and its subsidiaries were eliminated and are not included in this note. The balances between the Group and related parties as of December 31, 2021 and 2020 are as follows:

	2021	2020
Related parties:
InterCement Brasil S.A.
Accounts payable	(99,417)	(132,991)
InterCement Trading e Inversiones S.A.
Other receivables	264,158	320,910
Accounts payable	(21,772)	(29,065)
Intercement Participações S.A.
Other receivables	176,942	69,484
Accounts payable	(272,475)	(270,454)

F-4
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Total related-party balances per item as of December 31, 2021 and 2020 are as follows:

	2021	2020
Other receivables	441,100	390,394
Accounts payable	(393,664)	(432,510)
The amounts outstanding as of 2021 are not secured and shall be settled in cash. No guarantees have been granted or received over outstanding balances.
The transactions between the Group and related parties during the fiscal years ended December 31, 2021 and 2020, respectively, are detailed below:

	2021	2020	2019
InterCement Brasil S.A. - purchases of goods and services	—	(197)	21,995
InterCement Trading e Inversiones S.A. - services provided	3,952	71,164	166,984
InterCement Portugal S.A. - services received	—	(345,538)	664,101
Intercement Participações S.A. - services received	(709,364)	(322,892)	—
Intercement Participações S.A. - services provided	135,831	71,145	—
The amount charged to income as fixed and variable remuneration for key management personnel of the Group was 361,918 and 323,275 during the fiscal years ended December 31, 2021 and 2020, respectively. Additionally, 49,182 and 33,946 have been accrued as long-term incentive program during the fiscal years ended December 31, 2021 and 2020, respectively (Note 3.17).
No expenditure has been recognized in this or prior fiscal years in respect of bad or doubtful accounts related to amounts owed by related parties.
During the fiscal year ended December 31, 2020, the Company made a capital contribution to Ferrosur Roca S.A. for 3,047,447 through Cofesur S.A.U. Taking into account the conditions contained in the by-laws
and the concession contract, Cofesur S.A.U. paid in 100% of such capital contribution, but subscribed in its favor only 80% of the issued shares. The rest of the shares were issued in favor of the holders of Class A and Class B shares, which resulted in a loss for the Company of 609,489, as disclosed in the statement of profit or loss and other comprehensive income, within Income (loss) from interest in companies.
Finally, the Annual Shareholders’ Meeting of the Company held on September 30, 2020, approved the distribution of dividends for a total of 4,032,933, which represented
6.77
pesos per share as of such date.
20. OTHER RECEIVABLES

	2021	2020
Non-Current
Advances to suppliers	483,630	468,397
Receivable for sale of interest in Yguazú Cementos S.A. (Note 41)	—	63,474
Tax credits	82,713	57,846
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	181,506	198,917
Prepaid expenses	128,742	123,291
Guarantee deposits	60	2,063
Miscellaneous	—	10,680

Subtotal	876,651	924,668
Allowance for other doubtful accounts	(181,506)	(198,917)

Total	695,145	725,751

F-4
3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Current
Turnover tax credits	100,332	174,491
Receivable for sale of interest in Yguazú Cementos S.A. (Note 41)	308,008	825,165
Related party receivables (Note 19)	441,100	390,394
Prepaid expenses	236,567	274,387
Guarantee deposits	856	277
Reimbursements receivable	11,994	47,977
Advance payments to suppliers	18,385	35,067
Salaries advances and loans to employees	9,629	1,845
Receivables from sales of property, plant and equipment	10,439	42,238
Miscellaneous	53,540	45,405

Total	1,190,850	1,837,246

21. TRADE RECEIVABLES

	2021	2020
Accounts receivable	4,124,836	4,403,116
Accounts receivable in litigations	62,125	85,690
Notes receivable	30,701	25,292
Foreign customers	2,965	100,723

Subtotal	4,220,627	4,614,821
Allowance for doubtful accounts	(259,802)	(102,587)

Total	3,960,825	4,512,234

The trade receivables disclosed above are carried at amortized cost.
Interest are recognized on overdue trade receivables at current market rates. The Group measures the allowance for doubtful receivables for an amount equal to the losses expected throughout the life of the receivable. The determination of the loss expected to be recognized is calculated based on a percentage of uncollectibility according to maturity ranges for each receivable. This historical percentage should address the expectations of future credit collectability and therefore those estimated behavior changes.
Before accepting a new customer, the Group conducts an internal credit analysis to evaluate the potential customer’s credit quality and define its credit limit. The limits and ratings attributed to the main customers are reviewed at least once a year.
The trade receivables disclosed in the preceding paragraphs include the amounts (see aging analysis below) which are overdue as of December 31, 2021 and 2020. Accounts receivable aging is as follows:

	2021	2020
To expire	2,474,113	2,579,843
Past due:
0 to 30 days	951,356	1,062,273
31 to 60 days	143,691	75,539
61 to 90 days	69,165	24,619
More than 90 days	582,302	872,547

Total	4,220,627	4,614,821

Trade receivables disclosed above include certain amounts (see aging analysis below) that are past due at the end of each reporting period, but for which the Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.

F-4
4

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Aging of past due, but not impaired, accounts receivable is as follows:

	2021	2020
Past due:
0 to 30 days	951,356	1,062,273
31 to 60 days	143,691	75,539
61 to 90 days	69,165	24,619
More than 90 days	322,500	769,960

Total	1,486,712	1,932,391

Average age of overdue balances (in days)	38	47
The average age of past due and impaired balances is as follows:

	2021	2020
Past due:
More than 90 days	259,802	102,587

Total	259,802	102,587

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the receivable from the date the credit was initially granted up to the end of each reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and independent.
Changes in the allowance for doubtful receivables were as follows:

Balance as of January 1, 2020	130,076
Increases	9,059
Decreases (*)	(36,548)

Balance as of December 31, 2020	102,587
Increases	196,384
Decreases (*)	(39,169)

Balance as of December 31, 2021	259,802

(*)	Includes allocation of provisions for specific purposes and inflation adjustment effect.
22. CASH AND BANKS

	2021	2020
In Pesos	266,621	381,047
In Dollars	62,866	19,777
In Reales	—	6
In Euros	1,245	1,619

Total	330,732	402,449

23. CAPITAL STOCK AND OTHER RELATED ACCOUNTS

	2021	2020
Capital stock	59,603	59,603
Capital adjustment	7,193,371	7,193,371
Treasury shares	(2,387,251)	—
Share premium	13,096,405	13,096,405
Merger premium	2,365,749	2,365,749
Share-based payment plans	39,870	—

Total	20,367,747	22,715,128

The issued, paid-in and registered capital stock consists of:
Common stock with a face value of $ 0.10 per share
and entitled to 1 vote each, fully paid-in (in thousands)	596,026	596,026

F-4
5

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

During the current year, based on the context and the Group’s financial position, the Board of Directors approved various plans for the acquisition of own shares.
The purpose of these plans was to use a portion of the Company’s liquidity in an efficient manner, which might result in a higher shareholder return and therefore increase shareholder value considering the current value of the shares. Pursuant to Article 64 of the Capital Markets Law, treasury stock may not exceed, as a whole, the limit of 10% of capital stock. Such acquisitions were made with realized and liquid profits, as the Company had the necessary liquidity to conduct the acquisition of treasury stock, as approved, without affecting its solvency.
The plans for the acquisition of
own shares

approved during the current year and up to the date of issuance of these financial statements are explained below:

•
Approved on February 12, 2021, for a period of 90 days, then extended for an additional 45 days, and for a maximum amount of 750 million. On June 18, the acquisition plan ended, reaching the maximum stipulated amount.

•
Approved on July 2, 2021, for a period of 60 days and for a maximum amount of 975 million. On September 3, 2021, the second treasury stock acquisition plan ended, having reached a purchase amount of 563.8 million.

•
Approved on September 24, 2021, for a period of 60 days and for a maximum amount of 700 million. On November 26, 2021, the third treasury stock acquisition plan ended, having reached a purchase amount of 661.2 million.

•
Approved on December 21, 2021, for a period of 60 days and for a maximum amount of 900 million. On February 21, 2022, the fourth treasury stock acquisition plan ended, having reached a purchase amount of 643 million.

Through the date of issuance of these consolidated financial statements, the Group acquired 10,625,520 own
shares for a total value of 2,949,860 and 10,069 ADRs for a total value of 6,816.
On the other hand, on December 21, 2021, the Company’s Board of Directors approved two employee incentive programs in order to retain certain high-ranking employees and align their interests with those of the Company and its shareholders (Note 3.17). These programs consist in delivering, to certain employees, shares of the Company’s common stock, where the effective delivery of the shares will depend on the degree of performance of the return as defined in the plans and the permanence of the employee with the Group. The cost of share-based payment plans to be settled with equity instruments was initially measured at fair value as of the date of grant, determined through a valuation model appropriate to the circumstances, amounting to 39,870 as of December 31, 2021.
24. ACCUMULATED OTHER COMPREHENSIVE INCOME

	2021	2020
Accrual for translation of operations in foreign operations
Balance at the beginning of the year	—	678,571
Foreign exchange losses due to translation of operations in foreign currencies	—	(220,487)
Reclassification to foreign exchange gains of items previously recognized in other comprehensive income	—	(458,084)

Balance at the end of the year	—	—

F-4
6

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

25. BORROWINGS
25.1. Composition of borrowings

	2021	2020
Borrowings
- In foreign currency	2,338,204	9,674,353
- In local currency	172,941	47,557

Total	2,511,145	9,721,910

Non-current borrowings	398,714	2,821,980
Current borrowings	2,112,431	6,899,930

Total	2,511,145	9,721,910

25.2 Detail of borrowings

	2021					2020
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - USD
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Mar-21	—	328,708
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Apr-21	—	385,727
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	May-21	—	1,071,261
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jun-21	—	257,479
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jul-21	—	63,407
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Aug-21	—	1,345,182
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Sep-21	—	213,289
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Oct-21	—	437,852
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Nov-21	—	561,573
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Dec-21	—	396,652
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jan-22	91,751	113,478
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Feb-22	6,394	59,412
Industrial and Commercial Bank of China	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Mar-22	41,643	—
Industrial and Commercial Bank of China	(2)	Loma Negra C.I.A.S.A.	6-Month Libor + 7.375%	Jan-22	663,235	820,947
Industrial and Commercial Bank of China	(2)	Loma Negra C.I.A.S.A.	6-Month Libor + 7.375%	Jan-22	731,806	905,823
Industrial and Commercial Bank of China (Dubai)	(3)	Loma Negra C.I.A.S.A.	3-Month Libor + 5%	Nov-23	803,375	990,769

	2021					2020
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - EUR
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	Apr-21	—	210,623
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	May-21	—	50,248
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	Jun-21	—	266,984
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	Jul-21	—	677,570
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	Aug-21	—	59,909
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	Sep-21	—	2,847
Banco Itaú S.A.	(4)	Loma Negra C.I.A.S.A.	4%	Oct-21	—	454,613

Total borrowings in foreign currency					2,338,204	9,674,353

	2021					2020
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in local currency
Bank overdrafts		Ferrosur Roca S.A.	35.6%	Jan-22	124,113	20,886
Bank overdrafts		Loma Negra C.I.A.S.A.	35.6%	Jan-22	48,828	26,671

Total borrowings in local currency					172,941	47,557

Total					2,511,145	9,721,910

F-4
7

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

(1)
During the fiscal year ended December 31, 2020, Loma Negra C.I.A.S.A. received two disbursements of the loan agreement with Industrial and Commercial Bank of China Argentina S.A. for USD 40,919,350, the last principal payments of which maturing in January and February 2022. In addition, during the current fiscal year, the Company received an additional disbursement of USD 389,966, the last principal payment of which matures in March 2022. The loan accrues interest at adjusted LIBOR plus 4.25%.

(2)
During fiscal year 2020, Loma Negra C.I.A.S.A. signed a new loan agreement with Industrial and Commercial Bank of China for USD 13,127,766, payable upon maturity in January 2022. This loan accrues interest at adjusted LIBOR plus 7.375%, payable on a monthly basis.

(3)
In June 2016, Loma Negra
C.I.A.S.A.
signed a new loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of USD 50,000,000 to be paid in five equal, semi-annual
installments with a
one-year
grace period as from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan requires the net debt / EBITDA ratio to be satisfied, which has always been satisfied from the execution of the loan. In May 2019, the Group extended the maturity dates of such loan. During the previous fiscal year the Company, in accordance with the lender, has amended the loan agreement and shall pay the outstanding principal in nine payments, the first one on October 2020 of USD 5,200,000 and eight more equal quarterly payments of USD 975,000, the last due in November 2023. As of December 31, 2021, the amount pending payment under this loan was 803,375.

(4)
In March 2019, Loma Negra
C.I.A.S.A.
entered into a loan agreement for EUR 10,880,903 with Banco Itaú Unibanco S.A. Nassau Branch, with partial disbursements subject to the maturity dates of letters of credit, with a term of 2 years at a 4% rate with interest falling due on a half-yearly basis. This agreement was fully
repaid as of December 31, 2021.

The opening of borrowings by company is detailed below:

	2021	2020
Total of borrowings by company:
- Loma Negra C.I.A.S.A.	2,387,032	9,701,024
- Ferrosur Roca S.A.	124,113	20,886

Total	2,511,145	9,721,910

25.3 Movements of borrowings
The movements of borrowings for the fiscal year ended December 31, 2021, are disclosed below:

Balances as of January 1, 2021	9,721,910

New borrowings and financing	1,250,530
Accrued interest	337,858
Effects of foreign exchange rate variation	(1,353,024)
Interest payments	(570,181)
Principal payments	(6,875,948)

Balances as of January 1, 202 1	2,511,145

F-4
8

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

As of December 31, 2021, long-term borrowings have the following maturity schedule:

Fiscal year
2023	398,714

Total	398,714

26. ACCOUNTS PAYABLE

	2021	2020
Non-current
Accounts payable for investments in property, plant and equipment	—	154,617

Total	—	154,617

Current
Suppliers	4,124,029	4,833,691
Related parties (Note 19)	393,664	432,510
Accounts payable for investments in property, plant and equipment	1,666,010	1,602,064
Provisions for expenses	1,692,572	1,272,041

Total	7,876,275	8,140,306

27. PROVISIONS

	2021	2020
Labor and social security	106,367	151,056
Environmental restoration	335,519	437,875
Civil and other	125,446	146,857

Total	567,332	735,788

Changes in provisions are as follows:

	Labor and social security	Environmental restoration	Civil and other	Total
Balance as of January 1, 2020	179,019	805,173	161,369	1,145,561
Increases (*)	(19,070)	(331,433)	11,498	(339,005)
Decreases (**)	(8,893)	(35,865)	(26,010)	(70,768)

Balance as of December 31, 2020	151,056	437,875	146,857	735,788
Increases / Recoveries (*) (***)	(10,816)	(19,884)	(478)	(31,178)
Decreases (**)	(33,873)	(82,472)	(20,933)	(137,278)

Balance as of December 31, 2021	106,367	335,519	125,446	567,332

(*)	Includes the inflation adjustment effect.
(**)	Includes uses of provisions for specific purposes.
(***)
The recovery of the environmental provision is net of the increase resulting from changes in the measurement of liabilities arising from the estimated restoration schedule and the discount rates used as of December 31, 2021, the effect of which has adjusted the cost of the relevant assets.

The provision for labor and social security claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover labor and social security litigations. All the provisioned claims are of a similar nature and none of them is individually significant.

9

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
Based on management best estimates, and considering the opinion of the company external counsels, as of December 31, 2021, there are claims against the Group classified as possible contingencies. The potential risk amount of those claims is $ 968.6 million, mainly including $ 284.8 million related to tax contingencies, $ 169.2 million related to labor contingencies, and $ 514.6 million related to administrative and other proceedings. The Group has not recognized a provision for such possible claims, as it is not required under the IFRS. As of the date of issuance of these consolidated financial statements, the Group understands there is no evidence to determine that other contingencies could occur and have a negative impact on the consolidated financial statements.
Finally, in the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of applicable rules and regulations, also taking into consideration the opinion of its tax and legal advisors along with the evidence available up to the date of issuance of these consolidated financial statements. Nevertheless, there are situations where the assessment by a third party and the possible materialization of damage for the Group are uncertain. In such cases, the Group has made an assessment considering the materiality involved in relation to the consolidated financial statements and has not recognized a provision as it is not required by applicable accounting standards.
28. TAX LIABILITIES

	2021	2020
Income tax	2,524,197	3,418,707
Value added tax	502,226	615,408
Turnover tax	156,011	153,710
Other taxes, withholdings and taxes collected at source	162,978	165,421

Total	3,345,412	4,353,246

29. OTHER LIABILITIES

	2021	2020
Non-current
Benefit plans	51,449	—
Termination payment plans	91,183	168,710

Total	142,632	168,710

Currents
Termination payment plans	136,632	159,460
Dividends payable to minority shareholders	11,818	22,744
Others	11,481	24,076

Total	159,931	206,280

30. CASH AND CASH EQUIVALENTS
For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash and banks, and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition), which are easily convertible into cash and that have low risk of changes in their value. Cash and cash equivalents at the end of each reporting period as disclosed in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

F-
50

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2021	2020	2019
Cash and banks (Note 22)	330,732	402,449	584,816
Short-term investments (Note 16)	2,974,967	6,202,075	2,095,224

Cash and cash equivalents	3,305,699	6,604,524	2,680,040

31.
NON-CASH
TRANSACTIONS
Below is a detail of the transactions that did not involve cash flows in each fiscal year of addition:

	2021	2020	2019
- Acquisition of financed property, plant and equipment	1,577,004	1,423,720	6,247,178
- Right of use assets and lease liabilities	57,236	7,026	1,003,345
- Sale of interest in Yguazú Cementos S.A.	—	888,639	—
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
In the classification of activities by segments and in the information presented below, the “Cement—Paraguay” segment has been excluded as this operation has been discontinued as of August 21, 2020 due to the sale of the Group’s interest in that company (Note 41).

	2021	2020	2019
Revenues
Cement, masonry cement and lime	55,792,874	33,127,520	24,006,607
Concrete	4,464,045	1,799,175	3,953,907
Rail services	5,078,130	3,088,837	2,981,609
Aggregates	960,039	356,863	498,112
Others	381,820	173,917	157,252
Segment-to-segment deletions	(4,329,627)	(2,287,266)	(2,959,510)

Total	62,347,281	36,259,046	28,637,977
Reconciliation - effect from restatement in constant currency	11,320,865	26,567,775	43,441,317

Total	73,668,146	62,826,821	72,079,294

F-5
1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2021	2020	2019
Cost of sales
Cement, masonry cement and lime	32,500,945	19,192,151	15,250,255
Concrete	4,558,508	2,291,800	3,761,272
Rail services	4,813,326	3,031,098	2,610,253
Aggregates	920,621	439,325	525,504
Others	238,328	114,556	102,866
Segment-to-segment deletions	(4,329,627)	(2,287,266)	(2,959,510)

Total	38,702,101	22,781,664	19,290,640
Reconciliation—effect from restatement in constant currency	11,682,020	21,031,225	33,095,403

Total	50,384,121	43,812,889	52,386,043

	2021	2020	2019
Selling, administrative and other expenses
Cement, masonry cement and lime	4,197,058	2,380,026	1,770,540
Concrete	53,122	30,491	119,696
Rail services	543,948	168,615	181,658
Aggregates	11,134	(1,247)	(7,733)
Others	133,535	70,910	58,852

Total	4,938,797	2,648,795	2,123,013
Reconciliation—effect from restatement in constant currency	1,180,485	2,343,532	3,528,235

Total	6,119,282	4,992,327	5,651,247

	2021	2020	2019
Depreciation and amortization
Cement, masonry cement and lime	1,336,560	801,603	721,976
Concrete	66,112	188,627	61,987
Rail services	305,121	250,098	183,342
Aggregates	33,478	22,533	18,879
Others	5,078	4,426	270

Total	1,746,349	1,267,287	986,454
Reconciliation—effect from restatement in constant currency	4,070,901	4,582,170	4,530,949

Total	5,817,250	5,849,457	5,517,403

	2021	2020	2019
Revenues less cost of sales, selling and administrative expenses, and other gains and losses
Cement, masonry cement and lime	19,094,871	11,555,343	6,985,812
Concrete	(147,585)	(523,116)	72,939
Rail services	(279,144)	(110,876)	189,698
Aggregates	28,284	(81,215)	(19,659)
Others	9,957	(11,549)	(4,466)

Total	18,706,383	10,828,587	7,224,324
Reconciliation—Effect from restatement in constant currency	(1,541,640)	3,193,018	6,817,679

Total	17,164,743	14,021,605	14,042,003
Reconciling items
Tax on debits and credits to bank accounts	(742,448)	(738,656)	(829.851)
Loss from interest in companies	—	(609,489)	—
Asset impairment - Cement	(152,848)	—	—
Asset impairment—Rail Services	—	(1,184,059)	—
Asset impairment—Aggregates	—	(245,289)	—
Financial results (loss), net	42,483	1,611,705	(3,121,499)
Income tax	(9,967,806)	(3,416,654)	(3,320,921)
Net profit for the year from discontinued operations	—	7,741,194	1,539,990

Net profit for the year	6,344,124	17,180,357	8,309,721

F-5
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

In relation to the segregation of profit or loss by geographic segment, the Group carries out 100% of its activities and operations in Argentina, considering the explanation in Note 41 regarding the sale of its interest in Yguazú Cementos S.A.
No customer contributed 10% or
more of the Group’s revenue for the years ended December 31, 2021, 2020 and 2019, respectively.
33. FINANCIAL INSTRUMENTS
33.1 Capital risk management
The Group manages its capital stock to ensure that its entities will be able to continue as a going concern while maximizing the return to its shareholders through the optimization of debt and equity balances. The Group’s strategy has not changed for the financial years 2021 and 2020.
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
Net
debt-to-equity
ratio:
The net
debt-to-equity
ratio for the reporting fiscal years is as follows:

	2021	2020
Debt (i)	2,511,145	9,721,910
Cash and current investment	5,271,049	6,604,524

Net debt	(2,759,904)	3,117,386
Shareholders’ Equity (ii)	72,510,087	68,513,344

Net debt-to-equity ratio and shareholders’ equity	(0.04)	0.05

(i) Debt is defined as long and short-term borrowings (Note 25).
(ii) Shareholders’ equity includes all the Group’s reserves and capital stock, which are managed as capital stock.
33.2 Categories of financial instruments

	2021	2020
Financial Assets
At amortized cost:
Cash and banks	330,732	402,449
Investments	3,725,272	2,629,747
Accounts receivable and other receivables	4,786,822	5,939,907
At fair value through profit or loss:
Investments	1,215,045	3,572,328

	2021	2020
Financial Liabilities
Amortized cost	16,492,683	25,750,301

F-5
3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

At the end of this reporting period, there are no significant credit risk concentrations for debt instruments designated at fair value through profit or loss. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such borrowings and accounts receivable.
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
The carrying amounts of monetary assets and liabilities denominated in foreign currency at the end of the fiscal years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Liabilities:
United States Dollars	4,178,698	9,610,352
Euros	121,653	2,470,036
Reales	47	62

	2021	2020
Assets:
United States Dollars	1,120,861	1,764,349
Euros	18,040	30,373
Reales	—	6
33.4.1. Foreign currency sensitivity analysis
The Group is mainly exposed to the US Dollar and Euro, considering that the Group’s functional currency is the Argentine peso.
The following table details the Group’s sensitivity to an increase in the exchange rate of the US Dollar and the Euro as of December 31, 2021. The sensitivity rate is the rate used when reporting exchange rate risk internally to key management staff and represents management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts their translation on the balance sheet day for a 25% change in the exchange rate, considering for its calculation the whole of the items of the subsidiaries.

	US Dollar effect	Euro effect
Loss for the year	764,459	25,903
Decrease in of shareholders’ equity	764,459	25,903

F-5
4

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

33.5 Interest rate risk management
The Group is exposed to the risk of significant fluctuations in interest rates because Group entities have borrowings at both fixed and floating interest rates. The Group manages this risk by maintaining an appropriate combination of fixed- and floating-rate borrowings. Hedging is regularly evaluated for consistency with interest rates and defined risk, ensuring the most profitable hedge strategies are applied.

	2021	2020
Financial Assets:
Investments held to maturity (1)	3,725,272	2,629,747
Investments at fair value through profit or loss (2)	1,215,045	3,572,328
Financial Liabilities:
Amortized cost (3)	2,511,145	9,721,910

(1)	Fixed-term deposits at fixed rates.
(2)	Short-term investments at floating rates.
(3)	Related to borrowings, as detailed in Note 25.
33.5.1. Interest rate sensitivity analysis
The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative
financial instruments at the end of this fiscal year. For floating-rate liabilities, the analysis is prepared based on an average monthly debt balance. A
100-basis
point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
In the event that the average LIBO rate applicable to financial liabilities for the fiscal year ended December 31, 2021, were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2021, would have increased by approximately USD 451,000.
With regard to financial assets, a 1.0% increase in the average interest rate during the fiscal year ended December 31, 2021, would have increased financial income by approximately 38,739.
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
33.7 Liquidity risk management
The Group’s Board of Directors has the ultimate responsibility for liquidity management, having established an appropriate framework for liquidity management so that management is able to deal with short-, medium- and long-term financing requirements, as well as the Group’s liquidity management. The Group manages liquidity risk by maintaining reserves, adequate financial and lending facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities.
The Group carefully manages liquidity risk, and therefore it maintains cash and bank balances, liquid instruments, and available funds.

F-5
5

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The Group’s Board of Directors considers that exposure to liquidity risk is low as the Group has generated cash flows from its operating activities, as a result of its operations, and has access to borrowings and financial resources, as explained in Note 25.
The following tables show the Group’s remaining contractual maturity dates for its non-derivative
financial liabilities with agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group may be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are at floating rates, the undiscounted amount is derived from interest rate curves at the end of this reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

Borrowings	Weighted average effective interest rate %	Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	Total
As of December 31, 2021	15.9%	1,664,505	164,045	334,457	419,854	—	2,582,861
As of December 31, 2020	42.5%	127,728	462,322	6,624,933	2,983,545	—	10,198,528

Leases	Weighted average effective interest rate %		Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	More than 6 years	Total
As of December 31, 2021	(	*)	8,816	17,296	58,530	184,581	131,974	—	401,197
As of December 31, 2020	(	*)	20,179	40,169	163,874	290,543	406,816	180,807	1,102,389
(*) The average rates in Pesos were 46.2% and 49.1% for the fiscal years ended December 31, 2021 and 2020, respectively. The average rates in US Dollars were 8.4% and 10.8% for the fiscal years ended December 31, 2021 and 2020, respectively.
33.8 Fair value measurements
Some of the Group’s financial assets and liabilities are measured at fair value at the end of this reporting period. The following table provides information on how the fair values of these financial assets and liabilities are measured (particularly, valuation techniques and inputs used).

	Fair value at:		Hierarchy level
Financial assets / (financial liabilities)	2021	2020
Assets:
Mutual Funds	1,215,045	3,572,328	Level 1
Level 1: quoted price in an active market.
Fair value of financial assets and financial liabilities measured at amortized cost:
The estimated fair value of borrowings based on the interest rates offered to the Group (Level 3) for financial borrowings amounted to 2,507,217 and 9,784,886 as of December 31, 2021 and 2020, respectively.
The Board considers that the carrying amounts of the remaining financial assets and liabilities recognized at the amortized cost in the consolidated financial statements approximate their fair values.

F-5
6

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

34. GUARANTEES GRANTED TO SUBSIDIARIES
The Company guarantees the bank overdrafts borrowed by Ferrosur Roca S.A. in the normal conduct of its business, and the letters of credit to be entered into by the company to finance imports up to a maximum amount of 1,250 million. As of December 31, 2021, Ferrosur Roca S.A. has 124,113 as balances for current account advances.
35. RESTRICTED ASSETS
As of the date of these consolidated financial statements, the Group has judicial deposits for 4,689, which are disclosed in other current and non-current
receivables.
36. COMMITMENTS
The Group has assumed certain contractual commitments to purchase clinker, which are effective through 2022. The estimated future cash flows are approximately 378.8 million for 2022. The Group also has assumed commitments to purchase limestone up to 2025 for an annual average of 2.5 million.
In the ordinary course of business, to ensure the supply of key inputs, the Group has entered into contracts for the supply of gas, assuming payment commitments for a total amount of approximately 1,280.5 million to be paid during fiscal year 2022.
In addition, the Group has entered into power supply agreements with certain suppliers for a total amount of 14,538.9 million, of which 1,454.5 million is payable during 2022 and 2023, and 11,629.9 million from 2023 to 2037.
During the current fiscal year, the Group entered into a product sales contract under which it has undertaken to supply concrete so that a third party can carry out a residential project in the province of Buenos Aires. The contract provides that the Group shall collect a portion of the concrete sales in kind by receiving three functional units of the real estate development upon completion, for which the related agreements of sale have been signed. In addition, the contract includes various rights and obligations for the parties to ensure fulfilment of the main purpose of the contract, which is the purchase and sale of concrete.
Finally, under the agreement entered into between the Group and Sinoma International Engineering Co. Ltd to build a new cement plant, the Company assumed commitments for a total of 2,215.4 million plus USD 107.7 million and EUR 41.3 million. Considering that, as agreed, the values in pesos (2,215.4 million) are subject to a periodic adjustment according to an adjustment formula, the amounts committed as of December 31, 2021, are USD 0.8 million, EUR 0.3 million, and $ 30.6 million.
37. INVESTMENT PROJECTS
At the Board’s Meeting held on July 21, 2017, the Group’s Board of Directors approved the offer of Sinoma International Engineering Co. Ltd. for the construction of the new cement plant with a production capacity of 5,800 tons per day of clinker. The offer included engineering, provision, and shipment of all the plant equipment, as well as onsite construction and assembly tasks.
During the current fiscal year, construction of the new cement plant L’Amalí II continued until completion
. As of the closing date of these consolidated financial statements, the plant was inaugurated and is operating normally. The total amount invested in the plant as of December 31, 2021, is 38,999,982.
In addition, as of the date of issuance of these financial statements, there are mutual claims between the Company and Sinoma International Engineering Co. Ltd. arising from the construction project. Subsequent to the fiscal year end, the parties entered into a memorandum of understanding in order to put an end to such claims, which resulted in an additional payment by the Company. The effects derived from such agreement have been recorded at the end of this fiscal year. On March 31, 2022 the final agreement was signed.

F-5
7

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

38. ADMINISTRATION TRUST
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
Based on the new regulation, the Company recognizes in other receivables the contributions to the Trust Fund for the Strengthening of the Interurban Railway System (“FFFSFI”) for which it has the right of reimbursement for infrastructure works under the concession agreements, net of an impairment reserve for the amounts it expects will not be recovered or used against future capital expenditures due to the concession end date. The contributions made during 2021 amounted to 91,913.
The use of trust funds requires approval by the regulatory authority; however, the very nature of the capital-intensive activity guarantees the need for infrastructure works in the amounts contributed, making it unlikely that such approvals will not be granted.
The trustee manages the transactions and invests the funds mostly in term deposits. The Group recognizes interest income and trustee fees in gains or losses.
During 2020, the second works project was carried out and completed according to this methodology, also in relation to the Monte division between kilometers 295 and 305.
The Company was preparing submission of the third works project pursuant to this methodology, scheduled for the third quarter of this fiscal year, before the Undersecretariat of Rail Transport. In this regard, it should be noted that due to the situation of the bridge over the Salado River, which required prompt intervention, the SSTF has determined that the necessary works (agreed upon with ADIF-Railway Infrastructure Administration) shall be considered investments to be funded with trust account funds. Therefore, submission of the third works project has been cancelled.
39. RESTRICTIONS ON DIVIDEND DISTRIBUTION
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

F-5
8

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
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
For the purposes of clarifying the above, one or more of the following events are defined as “substantial event” with respect to the Group:
the beginning of the construction of a new cement plant;
the completion of an acquisition of any entity (limited liability companies, corporations, joint ventures, associations, trusts or any other company); or
the performance of any other investment by the Company.
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
non-resident
shareholders.
40. FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES
On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Cargo Railway Network with the exception of the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect. The area of influence is concentrated in the center and south of the province of Buenos Aires, north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén, and Bahía Blanca.
Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.
The term of the concession is 30 years, which expires in March 2023, and originally
provides for an extension of ten additional years.
Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018, and in line with the bidding terms and conditions and the concession agreement.
On November 7, 2018, Decree No. 1027/2018, which regulated Law No. 27,136, was published in the Official Gazette. The relevant subjects were: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of open access system
on the day following expiration of the last concession contract (of the three private concessions existing at present), including extensions, with the possibility of initiating this modality in the branches

that
allow
it

when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.
On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires and, through Resolution No. 211 of the Ministry of Transport, published in the Official Gazette on June 28, 2021, rejected the request for an extension of the concession contracts duly submitted by all the private railway concessionaires. Therefore, the railway concession operated by the Company will expire at the end of its original term, that is, on March 10, 2023. The purpose of the National State is that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination.

9

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

As a consequence, the Group understands that, at the end of its concession, it will continue to provide the cargo transport rail services it currently provides but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. To this end, the Group will have to readjust various operational issues once it hands over control of the railway infrastructure linked to its current concession to the National State. The Group’s Management understands that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.
As of the date of issuance of these consolidated financial statements, a number of regulations are still pending definition by the National State on which the railway operators scheme will operate as of March 2023, the date on which the current concession managed by Ferrosur Roca S.A. will end, together with the negotiations to implement the operator contracts with the different parties involved.
In this context, the Group has assessed the possible business scenarios, considering that its intention is to continue providing services as operator of the railway network. In these scenarios, the National State, responsible for managing the train traffic control systems and maintaining the railway infrastructure, would charge the Company a fee for the use of the railway infrastructure, which would replace direct maintenance expenses currently paid by the concessionaires plus the related tolls; no significant changes are expected in the rest of matter

matters and activities compared to the current business model of Ferrosur Roca S.A. In addition, the Group´s assessment of the new business model has included estimation of the term for the provision of rail services, the routes and businesses that would be assigned
, the future demand for rail freight services, and the allocation of fixed and variables costs in the new cost structure of Ferrosur Roca S.A., among other issues.
Finally, the Group has reassessed all accounting estimates associated with the end of the current concession, including delivery and control of the railway infrastructure and associated contracts in order to conclude the concession scheme as well as adjustment of its operating model to the new scheme
as a rail operator. No significant impact is expected to date. The Group will continue to monitor the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.
41. SALE OF INTEREST IN YGUAZÚ CEMENTOS S.A.—DISCONTINUED OPERATIONS
On August 21, 2020, the Group decided to sell the interest in the Paraguayan company Yguazú Cementos S.A., which represented 51% of such company’s capital stock, to a company related to the Paraguayan shareholder of Yguazú Cementos S.A.
The Group approved the above sale because the Board of Directors has considered that the goals established for the investment in Yguazú Cementos S.A. have been met, in line with the strategic goals of the Group, which are the constant pursuit and implementation of high potential projects. For this reason, after having started the marketing operations in Paraguay in 2000, built and operated the plant since 2013, and currently achieving high production and profitability standards, the Group has decided to sell.
As of the date of issuance of these consolidated financial statements, the Group has collected 97% of the total amount agreed for the transaction, and the remaining price amount will be collected in installments from March to December 2022. As the transaction amount has been fixed in foreign currency and made available abroad, during the fiscal year ended December 31, 2020, the Group has conducted various transactions with Argentine securities nominated in US dollars bought in the US market and sold in the Argentine market, which have generated a profit that has been classified within financial results as “Profit from operations with securities”.
As a result of the transaction described above, the Group classified income associated with the transaction of Yguazú Cementos S.A. as a discontinued operation, which represented the entire cement operating segment in Paraguay until August 21, 2020. With this income classified as discontinued operations, the cement segment in Paraguay is no longer disclosed in the note on segments.

F-
60

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The proceeds from Yguazú Cementos S.A. transaction for the fiscal years ended December 31, 2020 and 2019, are as follows:

	2020	2019
Revenues	4,482,151	7,964,274
Operating costs and expense s	(3,376,174)	(5,684,741)
Financial results, net	(240,886)	(594,924)
Reclassification of foreign exchange gains /(losses) recognized in other comprehensive income	458,084	—
Gain on disposal of discontinued operations (*)	8,707,928	—

Profit (loss) before income tax	10,031,103	1,684,608
Income tax	(2,289,909)	(144,619)

Net profit for the year from discontinued operations	7,741,194	1,539,990

Net profit for the year from discontinued operations attributable to:
Owners of the parent company	7,360,951	785,420
Non-controlling interest	380,243	754,569
Net profit for the year from discontinued operations per (basic and diluted) share attributable to:
Owners of the parent company (in pesos)	12.3500	1.3177
Non-controlling interest (in pesos)	0.6380	1.2659

(*)
It is the agreed-upon price of the transaction, which amounted to 13,604,997, net of the derecognition of the equity value of the long-term investment by 4,808,111 and the costs related to the sale for 88,957.

The information summarized in the statement of cash flows generated by the
Yguazú
Cementos S.A. transaction for the fiscal year ended December 31, 2020, is as follows:

	2020	2019
Net cash generated by operating activities	1,264,272	2,281,809
Net cash used in investing activities	(207,133)	(73,795)
Net cash used in financing activities	(3,884,074)	(2,371,270)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	(23,548)

Total cash used during the fiscal year for discontinued operations	(2,850,483)	(163,256)

42. COMPLAINTS BROUGHT AGAINST THE GROUP AND OTHERS IN THE UNITED STATES
During 2018, the following lawsuits were brought in the United States (“USA”) against the Group, its directors and some of its first-line managers and the controlling shareholder at the time of the Company’s initial public offering in 2017 (“Initial Public Offering” or “IPO”).
1. State Class Action Kohl v. Loma Negra CIASA, et al. (Index No. 653114/2018—Supreme Court of the State of New York, County of New York)
The complaint was filed with the state courts of New York in June 2018 by Dan Kohl –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering. The banks that placed the ADSs have also been sued. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Laws on grounds of allegedly false representations contained in the Offering Memorandum and/or failure to include relevant information. On March 13, 2019, the Company filed a motion to dismiss against the (amended) complaint filed by the plaintiff in January 2019. On May 10, 2019, the plaintiff moved to oppose the motion to dismiss. On October 22, 2020, the US state court partially granted the request for dismissal timely filed by the Company. Therefore, the case moved to the discovery phase.

F-6
1

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Accordingly, on February 1, 2021, the Company appealed the decision with respect to the allegations of the complaint that were not dismissed in the first instance. On March 23, the plaintiff moved to oppose the appeal filed by the Company and the Company filed its reply on April 9, 2021. On June 1, 2021, the First Department changed the Supreme Court’s decision on the motion to dismiss. Specifically, it restrained the grounds based on which the case could proceed based on the plaintiff’s allegations, leaving only two issues of all the claim to be addressed at the discovery phase: (i) if there were indeed irregularities on the part of the Company’s affiliate, and (ii) if it is true that payments due to public works slowed down
at the time of the IPO.
In addition, on January 11, 2021, the plaintiff requested certification of the case as a class action. On April 23, 2021, Loma Negra opposed to the certification of the class action. On June 1, 2021, the plaintiff replied to Loma Negra’s opposition. On June 3, 2021, Loma Negra also filed a cross-motion for summary judgment requesting that all the plaintiff’s claims be dismissed. On July 30, 2021, the plaintiff filed its opposition to Loma Negra´s motion, which was answered on August 27, 2021.
On November 16, 2021, the Court heard the claims regarding the two motions and ruled in favor of the plaintiff in both cases. On December 2, 2021, the Court executed an order granting class classification and approving a specimen notice that the plaintiff’s counsel could send to prospective class members. On December 31, 2021, the Company filed an appeal to the Court’s decision to certify the class action and against the motion for summary judgment. The deadline to file the opening brief is July 1, 2022.
On January 6, 2022, the case was reassigned from Justice Schecter to another judge in the Commercial Division of the New York Supreme Court, Justice Borrok. The case is at the discovery phase until September 23, 2022.
Therefore, as of the date of issuance of these consolidated financial statements the lawsuit continues with respect to the allegations that were not dismissed by the court.
2. Federal Class Action Carmona v. Loma Negra CIASA, et al
(1:18-cv-11323-LLS—United
States District Court Southern District of New York).
The complaint was filed in December 2018 by Eugenio Carmona –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the US federal courts sitting in New York. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Law on grounds very similar to those alleged in the first complaint. On February 25, 2019, the Court appointed Sandor Karolyi as lead plaintiff. On April 26, 2019, the plaintiff filed the amended complaint. On September 19, 2019, the Company files its motion to dismiss against the complaint filed by the plaintiff. On April 27, 2020, the Court sustained the motion to dismiss filed by the Company. Pursuant to this first instance judgment, the court dismissed all the accusations made in the class action lawsuit against the Company, the controlling shareholder, its board members, and certain members of the senior management
at the time of the IPO. Finally, on July 21, 2020, the plaintiffs voluntarily withdrew the appeal filed against the judgment of first instance that fully sustained the motion to dismiss submitted by the Company. Accordingly, a final and conclusive judgment was rendered in favor of the Company and the rest of the defendants, and the lawsuit came to an end.
43. THE ARGENTINE ECONOMIC CONTEXT
On November 14, 2021, the
mid-term
general legislative elections took place, and the outcome was contrary to the governing party, with a nationwide differential of almost nine points with respect to the main opposition alliance, and a loss of almost fifteen points as compared to the votes obtained in the 2019 presidential elections. After the electoral result became known, President Alberto Fernandez anticipated the sending and treatment at the National Congress of a bill articulating the multi-year economic program, including the agreement with the International Monetary Fund and a realistic budget that is plausible from a market perspective.
The central issues of the macroeconomic scenario in Argentina are as follows:
- Due to the crisis unleashed by the
COVID-19
pandemic, the Argentine economic activity was more affected than other economies in the region due to its previous macroeconomic weakness. The loosening of restrictions during 2021, due to the drop in infections, and the expansion of public spending, focused on expanding consumption, caused the economy to react by growing at a rate of approximately 10% in 2021, although still below the 2019 average activity levels.
- The initial impact of the pandemic and social distancing measures on the economy and household income also affected poverty levels, with the poverty rate reaching 40.6% in 2021 and involving 18.8 million people nationwide.

F-6
2

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(figures expressed in thousands of pesos - $ - except as otherwise stated)

- The primary fiscal deficit accelerated mainly due to the economic measures taken by the national government, which generated a monetary imbalance driven by money printing to increase the money supply as a way of financing the expansion of spending used for subsidies to mitigate the effects of
COVID-19,
social plans, and government employment, among other issues.
- The national consumer price index published by INDEC accumulated 50.94% in 2021.
- As a consequence of the factors explained above, Argentina’s country risk stood at 1,718 basis points in December 2021.
44. EFFECTS OF
COVID-19
ON THE GROUP
On March 11, 2020, the World Health Organization declared the outbreak of coronavirus
(COVID-19)
as a pandemic. The public health emergency situation has spread practically throughout the world and different countries have taken various measures to tackle this.
As the pandemic took hold, the National Executive Branch issued a number of measures intended to restrict or suspend commercial operations, restrict travel, and set up social distancing measures. These restrictions have been loosening, or disappearing, during 2021.
As a result, the Group adopted various measures to mitigate the effects of this situation, such as: (i) adapting the level of its operations based on market demand; (ii) continuing the construction project of the second line of the L’Amalí plant, in the city of Olavarría, under strict sanitary protocols; (iii) implementing the use of remote work for all administrative employees of the Group; and (iv) creating a crisis committee to monitor and evaluate the implementation of measures aimed at mitigating the effects of this situation.
As a consequence of the second wave of
COVID-19
infections that Argentina experienced since March 2021, and as Covid cases continued to increase, in accordance with Decrees No. 235 and No. 241/2021, the National Executive Branch reestablished a limited number of restrictions on certain commercial operations and the movement of people (such as the restriction on group tourist trips, the closure of shopping centers, restrictions on store opening hours requiring them to be closed from 7:00 p.m. through 6:00 a.m., and a general movement restriction from 8:00 p.m. to 6:00 a.m.) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021, and then extended through June 6, 2021. The second quarter of this year was the worst in number of infections, registering the highest monthly record of cases since the outbreak of the pandemic.
Subsequently, and during the second half of this fiscal year, the number of infections has decreased significantly and steadily, which is why the National Government has relaxed or eliminated the most important restrictions in force.
Based on the foregoing, Group Management estimates that this situation will not generate a significant adverse impact on future operations, but the uncertainties regarding the effects, extent and duration of this situation do not allow a reasonable estimate of the potential impacts as of the date of issuance of these financial statements, which will depend on the significance of the health emergency and the success of the measures adopted and to be adopted in the future.
45. SUBSEQUENT EVENTS
The Group has considered events after December 31, 2021, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed thr ough
April 29
, 20
22, the date when the consolidated financial statements were available for issue.
45.1
Payment of dividends
On April 14, 2022, the board of directors of the company approved the payments of dividends amount of 5,150 million to allocating a part of the Optional reserve for Future Dividends, equivalent to a dividend of Ps. 8.797388907640520 per share.
The board of directors also communicated that as a general principle the payment of such dividends will be made to all Shareholders in ARS. However, it will be granted to all Shareholders the option of (a) receiving payment of their proportion in the dividends through the delivery of the equivalent amount of USD resulting of the conversion of the proportional amount of the original dividend in ARS to USD through the Reference Exchange Rate of the Central Bank of the Republic Argentina – Communication “A” 3500 corresponding to the close of the immediate trading day prior to April 26, 2022 or (b) to receive payment in USD through Caja de Valores S.A., in each respective Shareholders’ local bank or in a bank account abroad.
The dividends were fully paid as of the end of April 2022.
45.2
New loan
On April 24, 2022, Loma Negra C.I.A.S.A. was granted new loan agreement with Industrial and Commercial Bank of China (Dubai Branch) for USD

56
 million
, payable in equal amortizations on months 21, 24 and 27. This loan accrues interest at LIBOR (3 months) plus 8%, payable on a quarterly basis and counts with a guarantee provided by InterCement up to the 51% of the loan.
45.3 Annual shareholders’ meeting
The annual shareholders’ meeting held on April 27, 2022, approved (i) to allocate the sum of 6,586 million
(in December 31, 2021 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially disaffect and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2022.
45.4 Repurchase of common stock
Subsequent to the end of this fiscal year, the treasur
y
shares
re
purchase program has continued as explained in Note 23.

3

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021
(figures expressed in pesos -$- except as otherwise stated)

F-64