Form 20-F/A
period 2021-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2022-12-28
CIK 1711375

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
Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG - Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)
Marcos Isabelino Gradin
Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG - Ciudad Autónoma de Buenos Aires
Republic of Argentina
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
585,400,970 ordinary shares, nominal value Ps.0.10 per share, excluding 10,625,520 treasury shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated
filer. See definition of “accelerated filer and large accelerated filer” in
Rule 12b-2
of the Exchange Act. (Check one):

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

Auditor Name: PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.	Auditor Firm ID: 01449	Auditor Location: City of Buenos Aires, Argentina

Table of Contents
EXPLANATORY NOTE
Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form
20-F
for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022 (the “Original Annual Report”) solely to provide additional disclosures to comply with Item 1300 of Regulation
S-K
and file the related technical report. The additional disclosures are provided by supplementing “Item 4. Information on the Company — B. Business Overview” and replacing “Item 15. Controls and Procedures — Disclosure Controls and Procedures” of our Original Annual Report.
Pursuant to Rule
12b-15
under the Securities and Exchange Act of 1934, as amended, “Item 19 – Exhibits” of this Amendment No. 1 also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment No. 1, paragraph 3 of each of these certifications has been omitted.
Other than set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Amendment No. 1 does not reflect any events that may have occurred after the Original Annual Report was filed on April 29, 2022.

PART I

ITEM 4.	INFORMATION ON THE COMPANY

B. Business Overview

Mining Operations Disclosure

The disclosures in this section titled “Mining Operations Disclosure” are provided to comply with Regulation S-K Item 1300 of the SEC, governing disclosures by registrants engaged in mining operations. This section contains summary disclosure of all of the Company’s mining operations as required by Regulation S-K Item 1303. Additionally, the Company considers the La Pampita y Entorno mining operations to be individually material for purposes of application of Regulation S-K 1304, and thus has provided individual property disclosure for them as so required. The terms “mineral resource”, “mineral reserves”, “proven reserves” and “probable reserves” as used in this section are defined in accordance with Regulation S-K Item 1300.

The resources estimates disclosed in this section are prepared by our engineers and geologists (at least one of whom is a “qualified person” as defined in Regulation S-K Item 1300) and then analyzed and verified by other business units within the Company. As required by Regulation S-K Item 1302, we have filed as Exhibit 96.1 to this annual report a copy of the technical report summary (“TRS”) prepared by a “qualified person” employed by the Company (as defined in Regulation S-K Item 1300), which identifies and summarizes the information reviewed and conclusions of such qualified person relating specifically to the La Pampita y Entorno individual property disclosure in this section. In line with Regulation S-K 1300 (and as discussed in the TRS with respect to the La Pampita y Entorno mining properties), we make no determination in this section as to the existence of mineral resources for any of our mining properties, as it is not important to our business.

Because we prepared the descriptions of our mineral deposits in this section in accordance with Regulation S-K Item 1300, they may not be comparable to similar information prepared in accordance with other standards and presented by us outside of this report.

Summary Mining Operations Disclosure

Location of our Mining Operations

The following map of Argentina shows the location of our total material and non-material mining operations. Our mining operations are located in Catamarca, San Juan, Zapala, and the central Buenos Aires region.

General Map of our Mining Operations

Overview of Mining Properties and Operations

Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate six open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the quality of the limestone in the mines that meets the process requirements.

Each of our plants possesses and is responsible for several active and inactive mining licenses. Active mining licenses are those for which we hold all necessary permits and rights to actively exploit the mineral mass. Each of our plants also holds inactive mining licenses on areas for which we do not have the operational license, since their exploitation is not currently necessary.

The below table includes a complete list of our mining operations, including relevant information for each quarry. As noted below, all of our mining operations are in the production stage.

List of our Mining Operations by Region

Name of mining operation	Location of the mining operation	Type and amount of ownership interests	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Aggregate Production 2019	Aggregate Production 2020	Aggregate Production 2021
				(Has)						(in thousands of tons)
Doña Amalia	Catamarca	100	Loma Negra	298	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	1,323.1	1,271.1	1,353.2
Piedras Blancas	San Juan	100	Loma Negra	117	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	54.4	15.6	21.6
El Salitral y Cerro Bayo	Zapala	100	Loma Negra	2,995	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	448.5	368.3	412.3
Barker	Barker	100	Loma Negra	269	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	357	327.7	331.6
La Pampita y Entorno	Olavarría	100	Loma Negra	1,850	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	4,652.3	3,886.4	5,674.4
La Preferida	Buenos Aires	100	Loma Negra	94	Production	Yes	EIA (1) and others	Open Pit / Granite	Mining facilities	1,230	637.6	960.9

The aggregate production of all limestone mining operations for each of the years ended December 31, 2021, 2020 and 2019 was 7,792.9, 5,869.1, and 6,835.3 tons, respectively, and the production of our granite operation for each of the years ended December 31, 2021, 2020 and 2019 was 960.9, 637.6, and 1,230 tons, respectively.

(1)	Environmental Impact Study (EIA). Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Overview of Mineral Reserves

The below table summarize the mineral reserves of all of our mining concession.

Summary of our Mineral Reserves as of December 31, 2021

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(Million Tonnes)	(% CaO)	(Million Tonnes)	(% CaO)	(Million Tonnes)	(% CaO)
Limestone:
Doña Amalía	53.6	43.96	56.2	44.6	109.8	44.2
Piedras Blancas	0.3	50.9	0.3	50.9	0.6	50.9
El Salitral y Cerro Bayo	31.5	44.1	48.4	43.7	79.9	43.8
Barker	44.5	46.4	27	46.1	71.5	46.2
La Pampita y Entorno* (Don Gabino – Los Abriles – SASII)	591.4	47.4	35.3	47.1	626.7	47.4
Cerro Soltero I	—	—	53.5	—	53.5	—
Cerro Soltero II	—	—	111.6	—	111.6	—
El Cerro	—	—	37.6	—	37.6	—
Granitic aggregates:
La Preferida	61.8	—	54.2	—	116	—

*	The information (prices, costs and economic aspects) assumed for the Mineral Reserves estimation in the economic model can be found in the TRS set forth in Exhibits 96.1 to this annual report.

Individual Properties Disclosure

La Pampita y Entorno

Location and History

The La Pampita y Entorno quarry extends over the mining operations of La Pampita, Don Gabino, Los Abriles, and San Alfredo Sur II, which are located in the district of Olavarría, Buenos Aires province. The quarry is located 20 kilometers to the southeast of the city of Olavarría, near the town of Villa Alfredo Fortabat. The region is generally characterized by nonmetal mining activity, including cement as well as aggregates and ceramics.

The mining operations are carried out on land owned by Loma Negra since 1980. Exploration activity began in that year and has since been conducted discontinuously to date. Explotation of the La Pampita mining property began in 1999. The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are currently inactive and do not register any mining activities (i.e., they are entirely exploratory projects). In 2021, we did not conduct any exploration activity at the La Pampita y Entorno quarry.

Our L’Amalí and Olavarría cement plant and La Pampita y Entorno mining operations are shown in the maps below.

L’Amalí and Olavarría Cement Plant

La Pampita y Entorno Mining Operations

Infrastructure and Personnel

The La Pampita y Entorno quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses, and roads have been installed.

La Pampita y Entorno has two primary ThyssenKrupp crushers. One sends limestone to L’Amali plant through conveyor belts for further storage in two preheaters. The other primary crusher sends material to the lime factory or to the secondary crusher.

In the quarry, electrical energy is supplied through a 33 Kv line coming from the L’Amalí plant, and the plant is externally fed by a 132 KV line. There are seven electrical substations in the quarry.

The fuel used for operational purposes is supplied to the contractor by a subcontractor.

The water extracted from the quarry is used for irrigation, dust suppression sprinkler systems in crushers and belts, quarry services (buildings and restrooms) and for 100% of the water supply to the L’Amalí plant.

Loma Negra’s personnel conducts its operations at La Pampita quarry with its own staff and contractors, including 19 employees and 113 outsourced staff from both contractors.

The majority of the La Pampita y Entorno quarry’s personnel comes from the town of Olavarría, adjacent to the quarry. There are also personnel from other regions of Argentina.

Personnel are transported from the town of Olavarría to the quarry in buses and pickup trucks.

Mining Concession Ownership and Area

The mining producer registration (RPM) was granted by Resolution EX-2020-15636796-GDEBA-DPGMMPCEITGP of the Undersecretary of Mining of Buenos Aires Province.

The procedure to obtain a mining concession is established in Argentina’s Mining Code (as described below).

We have the surface rights of the operation area in the La Pampita y Entorno quarry.

Royalties

The main statute that governs mining in Argentina is the Mining Code, which was enacted nationwide by Law No. 1,919 of 1886, as amended.

We pay the mining canon for each concession. These payments must be made twice a year. Payment is equivalent to US$0.3 per hectare.

The payment is made through regular banking channels.

In case the mining royalty is not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines is not a cause for the loss of the mining concession.

We also pay a quarry exploitation fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its legislation.

For example, municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated on a monthly basis. This amount represented 1.4% of sales in 2021 of cement, masonry cement and lime.

Set forth below is additional information relevant to this property.

Mining Activities

The mining method is open pit mining, which consists of mining in a series of benches with pit expansion possible both vertically and laterally. The quarry generally proceeds top-down with a height of 10 meters. The materials are loaded by loaders and transported to the primary crusher or waste dump by dump trucks.

The diagram below sets forth the block diagram of mining process of the La Pampita y Entorno quarry. Further details of the process are provided in the TRS, a copy of which is filed as Exhibit 96.1 to this annual report.

Diagram of Mining Process of the La Pampita y Entorno Quarry

Cement Plants

Our L’Amalí and Olavarría plants have been in operation for 21 and 96 years, respectively, and both use the limestone extracted from the La Pampita quarry in the manufacture of cement and lime.

Our L’Amalí and Olavarría plants are located in Olavarría area. These plants are 2 and 5 kilometers, respectively, from the La Pampita y Entorno quarry and receive raw materials from the La Pampita y Entorno quarry.

Our plants produce various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, iron ore and clays as raw materials. Our Olavarría plant also produces lime as a product, using limestone as a raw material.

The below figure shows the flow of cement production at the L’Amalí and Olavarría plants.

L’Amali and Olavarría plants process block diagram

The below figure shows the flow of lime production at the Olavarría plant.

Olavarría plant process block diagram for lime production

We believe that the equipment in operation at our L’Amalí and Olavarría plants is in optimal condition to avoid any interruption in cement and lime production. Maintenance and optimization of the equipment is carried out periodically and is supervised by our personnel. The equipment is in good condition and operational. Further details of the equipment are provided in the TRS, a copy of which is filed as Exhibit 96.1 to this annual report.

Our L’Amalí and Olavarría plants have facilities such as maintenance workshops, warehouses, laboratories, administrative offices, and cement and lime production lines that support production.

La Pampita y Entorno Quarry

The La Pampita y Entorno quarry have been operating for 22 years. The material extracted from the quarry is exclusively used to supply our plants. The amount of limestone to be mined is planned annually as part of our overall mining plan.

We believe that the equipment in operation at the La Pampita y Entorno quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational. Further details of the equipment are provided in the TRS, a copy of which is filed as Exhibit 96.1 to this annual report.

Facilities

The La Pampita y Entorno quarry has facilities such as offices, an electrical substation, a maintenance shop, a lubricant warehouse, a gas station, a oil tank, a guardhouse, a limestone field, a dining room, a laboratory, a truck scale, an ore belt, a loading tunnel, a meteorological station, a safety trench and a septic tank.

The total cost of the mining concession, mine development costs, land, buildings and other facilities, machinery and equipment, furniture and fixtures, transportation units, computer equipment and tools, quarry rehabilitation costs, capitalized interest and work in progress amounts to as of December 31, 2021.

Property Encumbrances

We do not make any payments with respect to any significant encumbrances for the L’Amalí and Olavarría plants, and the La Pampita y Entorno property. The La Pampita y Entorno mining operations currently have no outstanding payments with respect to infractions and penalties.

Geology

The La Pampita y Entorno quarry is located in the Tandilia System, a mountain belt which is geomorphologically composed of three main groups of small hill ranges surrounded by plains. The basement of the Tandilia System is made up of granitic complexes and sedimentary rocks of various ages. Calcareous formations are useful materials for the conformation of the raw material used in the cement industry. The contributions of CaCO3 from the calcareous levels allow a mining process suitable for the industry.

The figure below shows the stratigraphic column of the area of the La Pampita y Entorno quarry, as well as a geological model of the quarry

Geological Model of La Pampita y Entorno quarry

Reserves

The table below sets forth the categories and quality of the mineral reserves of the La Pampita y Entorno operations.

Summary of Mineral Reserves as of December 31, 2021

	Amount	Grades/ qualities	Grades/ qualities	Grades/ qualities	Grades/ qualities	Cut-off grades
	(Million Tonnes)	(% SiO)	(% Fe2O3)	(% Al2O3)	(% CaO)	STC
Proven mineral reserves	591.4	11.29	1.57	0.86	47.38	139.11
Probable mineral reserves	35.3	—	—	—	—	—
Total mineral reserves	626.7	11.29	1.57	0.86	47.38	139.11

Note: All reserves are estimated as quantities at cement plant.

For evaluation purposes, information from exploration activities from previous years has been used and is the database for the reserves model.

The reserve estimation considered the quality restrictions of limestone received in L’Amalí and Olavarría cement plants, accessibility to the reserves, economic factors and modifying factors.

A life of mine of 134 years has been calculated for the quarry, based on the exploitation of the last five years. Considering the maximum capacity of the plants supplied by the quarry, the life of mine would be 63 years.

The following table includes a reconciliation of reserves at the end of the last two fiscal years.

Reserves for the Last Two Fiscal Years Expressed in Millions of Tonnes

	Reserves as of December 31, 2020	Reserves as of December 31, 2021	Discrepancy
	(Million Tonnes)
Proven reserves	597	591.4	5.7
Probable reserves	35.3	35.3	0

*

The prices assumed for the Mineral Reserves estimation in the economic model can be found in the TRS, a copy of which is set forth in Exhibit 96.1 to this annual report. All reserves are estimated at cement plant. The average price is 93 US dollars per ton of cement, average of the 63-year projection, at nominal values.

Development of the Property Activities

Not applicable.

Internal Controls for Reserves Disclosures

We have implemented controls and procedures designed for quality assurance and quality control on the Company’s production activities and associated information for the estimation of mineral resources and reserves.

The quality assurance and quality control measures are applied to quarry production and cement plant processing activities. We apply industry standards to evaluate the reliability of laboratory results that analyze exploration samples used in calculating mineral reserve estimates, which are then analyzed and verified annually by other business units within the Company. Internal personnel also verify the data resulting from analysis prior to using it in their work.

Additionally, we have implemented internal controls designed to ensure its mineral resources and reserves estimates are compliant with Regulation S-K Item 1300 requirements, including the preparation of reserve estimates by “qualified persons” and others on the matter in the different locations where we operate. Specifically with respect to the La Pampita y Entorno mining operations, further details (including with respect to quality control) can be found in the TRS, a copy of which is set forth in Exhibit 96.1 to this annual report.

PART II

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Based upon our evaluations, our CEO and CFO have concluded that our disclosure controls and procedures were, as of December 31, 2021, not effective to provide reasonable assurance of their reliability, solely in relation to certain required disclosures under Item 1300 of Regulation S-K.

We have filed this Amendment No. 1 to include the disclosures required to comply with Item 1300 of Regulation S-K and file the related technical report. Our management began improving in 2022, and continues to improve, our disclosure controls and procedures to remediate the deficiency that led our CEO and CFO to conclude that such controls and procedures were, as of December 31, 2021, not effective to provide reasonable assurance of their reliability. As of the date of this Amendment No. 1, our management, including our CEO and CFO, believes that the actions already undertaken have fully remediated the deficiency, and include: (i) additional training of our financial reporting and legal personnel on the application of Regulation S-K 1300; (ii) enhanced communication and collaboration between our financial reporting and legal personnel, an individual at our Company who is a “qualified person” as defined in Regulation S-K 1300 and other of our personnel with respect to the preparation of Regulation S-K 1300 disclosures and the related technical report included in this Amendment No. 1; and (iii) the preparation of a plan for our compliance with Regulation S-K 1300 to the extent applicable in future years, including annual testing on the materiality of our mineral reserves (and, to the extent important to the business, mineral resources) and a timeline for recording, processing, summarizing and reporting data by the teams mentioned in (ii) in line with Regulation S-K 1300 to the extent applicable. We will also test the ongoing operating effectiveness of these new and existing controls in future years.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

12.3*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(d) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.4*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(d) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

96.1*	Technical Report Summary (TRS) (La Pampita y Entorno).

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 28, 2022	Loma Negra C.I.A.S.A.

/s/ Sergio D. Faifman
Name: Sergio D. Faifman
Title: Chief Executive Officer

/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer