Form 20-F/A
period 2021-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2023-03-22
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F/A

(Amendment No. 2)

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
Date of the event requiring this shell company report
For the transition period from

to

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

EXPLANATORY NOTE
Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) is filing this Amendment No. 2 (“Amendment No. 2”) to its Annual Report on Form
20-F
for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022 (the “Original Annual Report”), and as amended by Amendment No. 1 thereto as filed with the SEC on December 28, 2022 (“Amendment No. 1”), solely to provide additional disclosures to comply with Item 1300 of Regulation
S-K
and file the related technical report. The additional disclosures are provided by supplementing “Item 4. Information on the Company — B. Business Overview” and replacing “Item 15. Controls and Procedures — Disclosure Controls and Procedures” of our Original Annual Report. The Company provided these additional disclosures and a technical report in Amendment No. 1, and this Amendment No. 2 amends and restates the disclosures in Amendment No. 1 as well as the technical report filed therewith.
Pursuant to Rule
12b-15
under the Securities and Exchange Act of 1934, as amended, “Item 19 – Exhibits” of this Amendment No. 2 also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment No. 2, paragraph 3 of each of these certifications has been omitted.
Other than set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Amendment No. 2 does not reflect any events that may have occurred after the Original Annual Report was filed on April 29, 2022.

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

(1)	Environmental Impact Study (EIA). Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Overview of Mineral Reserves

The below table summarize the mineral reserves of all of our mining concession.

Summary of our Mineral Reserves as of December 31, 2021

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(Million Tonnes)	(% CaO)	(Million Tonnes)	(% CaO)	(Million Tonnes)	(% CaO)
Limestone:*
Doña Amalía	53.6	43.96	56.2	44.6	109.8	44.2
Piedras Blancas	0.3	50.9	0.3	50.9	0.6	50.9
El Salitral y Cerro Bayo	31.5	44.1	48.4	43.7	79.9	43.8
Barker	44.5	46.4	27	46.1	71.5	46.2
La Pampita y Entorno** (Don Gabino – Los Abriles – SASII)	591.4	47.4	35.3	47.1	626.7	47.4
Cerro Soltero I	—	—	53.5	—	53.5	—
Cerro Soltero II	—	—	111.6	—	111.6	—
El Cerro	—	—	37.6	—	37.6	—
Granitic aggregates:*
La Preferida	61.8	—	54.2	—	116	—

*	The Company use an average price of US$93 per tonne for the economic analysis. Further detail can be found in the Technical Report Summary (TRS) set forth in Exhibit 96.1
**	Limestone is used for cement and lime production. 100% of the limestone received at the plant is used.

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

L’Amalí and Olavarría Cement Plant

Right Image — Lower right margin: Latitude: 37° 3’12.12“S, Longitude: 60°14’58.06“W. Top left margin: Latitude: 36°58’42.59“S, Longitude: 60°19’58.69“W.

La Pampita y Entorno Mining Operations

Right Image — Lower right margin: Latitude: 37° 4’52.25“S, Longitude: 60° 6’33.87“W. Top left margin: Latitude: 36°50’41.71“S, Longitude: 60°21’49.94“W.

Infrastructure and Personnel

The La Pampita y Entorno quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses, and roads have been installed.

La Pampita y Entorno has two primary ThyssenKrupp crushers. One sends limestone to L’Amalí plant through conveyor belts for further storage in two preheaters. The other primary crusher sends material to the lime factory or to the secondary crusher.

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

L’Amalí and Olavarría plants process block diagram

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

The book value of L’Amalí and Olavarría cement plants and the La Pampita y Entorno quarry, taking into account all of the above factors, amounts to Ps. 59,186.85 million as of December 31, 2021.

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

The figure below shows the stratigraphic column of the area of the La Pampita y Entorno quarry, as well as a geological model of the quarry.

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

Reserves for the Last Two Fiscal Years Expressed in Millions of Tonnes*

	Reserves as of December 31, 2020	Reserves as of December 31, 2021	Discrepancy

	(Million Tonnes)
Proven reserves	597	591.4	5.7
Probable reserves	35.3	35.3	0

*

The per-ton price assumed for the Mineral Reserves estimation in the economic model can be found in the TRS, a copy of which is set forth in Exhibit 96.1 to this annual report. All reserves are estimated at cement plant. The average price is 93 US dollars per ton of cement, average of the 63-year projection, at nominal values.

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

We have filed this Amendment No. 2 to include the disclosures required to comply with Item 1300 of Regulation S-K and file the related technical report. Our management began improving in 2022, and continues to improve, our disclosure controls and procedures to remediate the deficiency that led our CEO and CFO to conclude that such controls and procedures were, as of December 31, 2021, not effective to provide reasonable assurance of their reliability. As of the date of this Amendment No. 2, our management, including our CEO and CFO, believes that the actions already undertaken have fully remediated the deficiency, and include: (i) additional training of our financial reporting and legal personnel on the application of Regulation S-K 1300; (ii) enhanced communication and collaboration between our financial reporting and legal personnel, an individual at our Company who is a “qualified person” as defined in Regulation S-K 1300 and other of our personnel with respect to the preparation of Regulation S-K 1300 disclosures and the related technical report included in this Amendment No. 2; and (iii) the preparation of a plan for our compliance with Regulation S-K 1300 to the extent applicable in future years, including annual testing on the materiality of our mineral reserves (and, to the extent important to the business, mineral resources) and a timeline for recording, processing, summarizing and reporting data by the teams mentioned in (ii) in line with Regulation S-K 1300 to the extent applicable. We will also test the ongoing operating effectiveness of these new and existing controls in future years.

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

Date: March 22, 2023	Loma Negra C.I.A.S.A.

/s/ Sergio D. Faifman
Name: Sergio D. Faifman
Title: Chief Executive Officer

/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer