Form 20-F
period 2022-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2023-04-27
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report ________________
For the transition period from______________________________ to ______________________________
Commission file number: 001-38262
______________________________
LOMA NEGRA COMPAÑÍA INDUSTRIAL
ARGENTINA SOCIEDAD ANÓNIMA
(Exact name of Registrant as specified in its charter)
______________________________

LOMA NEGRA CORPORATION	Republic of Argentina
(Translation of Registrant’s name into English	(Jurisdiction of Incorporation or organization)
Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)
Marcos Isabelino Gradin
Cecilia Grierson 355 4th Floor
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued and outstanding shares of each class of stock of Loma Negra Compañía Industrial Argentina S.A. as of December 31, 2022 was:
583,674,161 ordinary shares, nominal value Ps. 0.10 per share, excluding 12,352,329 treasury shares
______________________________
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
In this annual report, unless otherwise indicated or the context otherwise requires:
•all references to “Loma Negra”, “our company”, "the Group", “we”, “our”, “ours”, and “us”, or similar terms are to the registrant, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina, and its consolidated subsidiaries;
•all references to “our controlling shareholder” or to the “InterCement Group” are to InterCement Participações S.A. and its subsidiaries;
•all references to the “InterCement Brasil” are to InterCement Brasil S.A.;
•all references to “Yguazú Cementos” are to Yguazú Cementos S.A.;
•all references to the “Guaraní”, “Guaraníes” or “G.” are to the Paraguayan guaraní, the official currency of the Republic of Paraguay;
•all references to “Cofesur” are to Cofesur S.A.U.;
•all references to “Ferrosur” or “Ferrosur Roca” are to Ferrosur Roca S.A.;
•all references to “Recycomb” are to Recycomb S.A.U.;
•all references to “Argentina” are to the Republic of Argentina;
•all references to “Paraguay” are to the Republic of Paraguay;
•all references to the “Argentine government” or the “government” are to the federal government of Argentina;
•all references to the “BCRA” or “Argentine Central Bank” are to the Argentine Central Bank (Banco Central de la República Argentina);
•all references to the “FACPCE” are to the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas);
•all references to “CNV” refers to the Argentine securities regulator (Comisión Nacional de Valores);
•all references to “U.S. dollars”, “dollars” or “US$” are to U.S. dollars;
•all references to the “peso”, “pesos” or “Ps.” are to the Argentine peso,the official currency of Argentina;
•all references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB;
• all references to the “ITL” are to the Income Tax Law effective in Argentina; and
•all references to “AFCP” are to the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland).
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
Financial Statements
We maintain our books and records in constant pesos, the presentation currency for our consolidated financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 is stated in pesos, our reporting currency.
This annual report includes our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020, together with the notes thereto, or “our audited consolidated financial statements”. All references herein to “our financial statements”, “our audited consolidated financial information”, and “our audited consolidated financial statements”, are to or derived from our consolidated financial statements included elsewhere in this annual report.
Our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy starting July 1, 2018.
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
In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of December 31, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. The inflation of the subsequent fiscal years continues to be high and above the 100% accumulated inflation trend for three consecutive years. Therefore, our audited consolidated financial statements and the financial information included in this annual report have been stated in terms of the measuring unit current at the end of the reporting year.
In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national the consumer prices index (Índice de Precios al Consumidor—IPC), or CPI, published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices index (Índice de Precios Internos al por Mayor—IPIM), or WPI, published by the INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2022, 2021 and 2020 was 94.8%, 50.9% and 36.1%, respectively.
Market Data and Other Information
We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland), or AFCP; the BCRA; the INDEC (the only institution in Argentina with the statutory authority to produce official nationwide statistics); and the International Monetary Fund, or IMF.
INDEC reported that the CPI increase was 36.1%, 50.9% and 94.8% for the years ended December 31, 2020, 2021 and 2022, respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2020, reporting an increase of 35.4%, for year ended December 31, 2021 an increase of 51,3% and for year ended December 31, 2022 an increase of 94.8%.
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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include the principal risks relating to the Company and its business described in “Part I, Item 3. Key Information—D. Risk Factors,” which are also summarized below:
•general economic, political and business conditions, in Argentina, including government policies and as a result of the presidential and congressional elections taking place in 2023;
•inflation, fiscal deficit, the devaluation of the peso and exchange rate risks in Argentina;
•restrictions on the ability to exchange peso into foreign currencies and transfer funds abroad;
•implementation of additional exchange controls and restrictions on capital inflows that limit credit availability;
•government intervention in the Argentine economy;
•developments in markets outside of Argentina that may indirectly affect the Argentine economy;
•the cyclical nature of the cement industry;
•the competitive nature of the industry in which we operate;
•construction activity levels, particularly in the markets in which we operate;
•price volatility of the raw materials we sell or purchase to use in our business;
•the cost and availability of financing;
•energy costs and shortages of electricity and government responses to them;
•global economic, political and social conditions and their impact on, including the military conflict between Russia and Ukraine and the potential outbreaks of communicable diseases around the world, and their impacts on the global economy and consumer spending patterns, particularly in energy costs;
•developments and perception of risks in other countries, including bank liquidity crises, such as those experienced by Silicon Valley Bank, Signature Bank, First Republic Bank and Credit Suisse in March 2023;
•transportation, storage and distribution costs;
•our direction and future operation and implementation of our principal operating strategies;
•the implementation of our financing strategy and capital expenditure plans;
•our level of capitalization, including the levels of our indebtedness and overall leverage;
•legal and administrative proceedings to which we are or become party (individually or jointly with our controlling shareholder);
•existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Argentina;
•the estimation mistakes about the state of our mines and mineral reserves.
•operational risks and insurance costs;
•private investment and public spending in construction projects;
•early termination of our public concession;
v

•industry trends and the general level of demand for, and change in the market prices of, our products and services;
•market volatility and fluctuation of the price of our ADS; and
•ongoing costs and risks associated with compliance with the Sarbanes-Oxley Act.
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

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
A.Offer Statistics
Not applicable.
B.Method and Expected Timetable
Not applicable.
ITEM 3.    KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Our business faces significant risks. You should consider carefully the risks described below and all other information contained in this annual report. If any of the following risks were to occur, our business, financial condition and results of operations would likely be materially adversely affected. In that event, the trading price of our ordinary shares or American Depositary Shares, or ADSs, would likely decline and you might lose all or part of your investment. The following risks are not the only risks that we face; we are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See also “Cautionary Statement with Respect to Forward-Looking Statements”.
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
Argentina is a developing economy and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic condition. In the past, instability in Argentina was caused by many different factors, including the following:
•aggravation of a financial crisis in several countries in the region;
•abrupt changes in the monetary and fiscal policies of countries with prominent economies due to macroeconomic conditions;
•increase in public expenses affecting the economy and fiscal deficits;
•inconsistent fiscal and monetary policies;
•uncertainty with respect to the Argentine public sector’s payment capacity and the potential for obtaining international financing;
•low levels of investment;
•changes in governmental economic or tax policies;
•high levels of inflation;
•abrupt changes in currency values;
•high interest rates;
•wage increases and price controls;
•exchange and capital controls;
•political and social unrest;
•the growing effects of labor unions;
•the significant price drop of main commodities exported by Argentina;
•fluctuations in the BCRA reserves;
•widespread illnesses or epidemics, including COVID-19; and
•restrictions on exports and imports.
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
On September 1, 2019 the Argentine government reintroduced strong restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities and that remain effective as of the date of this annual report. See “Item 10.-D) Exchange Controls.”.
The Social Solidarity and Productive Reactivation Law No. 27,541, enacted in December 2019, and its regulatory Decree No. 99/2019 (the “Solidarity Law”), as amended from time to time, declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters and delegated legislative powers to the Argentine Executive Branch until December 31, 2024, and introduced important additional foreign exchange restrictions and tax modifications. It should be noted that according to Decree of Necessity and Urgency No.863/2022 the public emergency in health was extended until December 31, 2023.
Since December 2019, upon the outbreak of COVID-19, the global economy has been negatively impacted, causing the disruption of the financial markets and international trade. However, according to INDEC, during 2021 there was a recovery of the economic activity reflected in the 10.4% GDP growth, and this positive trend continued in 2022, with 5.2% GDP growth.
To contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank’s international reserves from US$65.7 billion as of December 31, 2018 to US$39.06 billion as of March 31, 2023. However, the actual net liquid international reserves of the Argentine Central Bank would be substantially lower, as reported by private sources. Moreover, the Argentine government has been financing all economic assistance related to the COVID-19 pandemic with a significant issuance of currency, which has also contributed to increase inflation, the demand for U.S. dollars and the devaluation of the peso. In spite of that, as mentioned above, the Argentine economy has recovered from 2020´s drop, with an increase of the GDP of 10.4% in 2021, and 5.2% in 2022. While consumption, investment and exports have rebounded strongly, the scarcity of reserves to finance growth and exchange rate instability remain an ongoing concern.
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
In 2018, the IMF´s executive board approved the Stand-By Agreement with the Argentina government, which involved the disbursement of US$ 44 billion. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though an Extended Fund Facility Arrangement which was approved by the IMF’s executive board on March 3, 2022 and approved by the Argentine Congress on March 17, 2022. Ultimately, the Extended Fund Facility Arrangement was approved definitely by the IMF´s executive board on March 25, 2022. The Extended Fund Facility Arrangement seeks to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. In accordance to the Extended Fund Facility Arrangement, Argentina will be paying its debt from 2026 to 2034. As of the date of this annual report, the Argentine authorities and IMF staff have reached staff-level agreement on the fourth review under the Extended Fund Facility Arrangement. The agreement is subject to approval by the IMF´s executive board, which is expected to meet in the coming weeks. Upon completion of the review, Argentina will have access to about US$5.3 billion, bringing total disbursements under the arrangement to about US$28.8 billion.
On October 12, 2022, the IMF announced that its executive board conducted an additional review of the agreement with Argentina and approved an immediate disbursement of approximately US$3.8 billion. Likewise, on December 22, 2022, the IMF announced that its executive board conducted an additional review of the agreement with Argentina and approved an immediate disbursement of approximately US$6.0 billion, bringing total disbursements under the agreement to an aggregate amount of approximately US$23.5 billion. The Staff-Level Agreement aims at lowering the fiscal deficit, inflation and subsidies, among others, with the goal of promoting the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth.
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

Despite all these measures adopted by the Argentine government, according to the INDEC, Argentina’s real GDP decreased by 2.2% in 2019. In addition, in 2020 the general macroeconomic conditions worsened as a result of the COVID-19 pandemic. According to INDEC, during 2020 GDP declined by 9.9%. However, according to INDEC, the Argentine economy has recovered in 2021, with an increase of 10.4% in the GDP, and continued the positive trend in 2022 where the preliminary figures reached 5.2% of growth.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, adverse climate conditions affecting agriculture, among other factors, may continue to adversely affect the development of the Argentine economy, which could lead to a reduced demand for our products and services and adversely affect our business, financial condition and results of operations.
If current levels of fiscal deficits are not reduced, the Argentine economy could be adversely affected, negatively impacting our business and results of operation.
In the past, Argentina has had important macroeconomic imbalances, including frequent and critical fiscal deficits. The Argentine government has had yearly fiscal deficit during approximately 90% of the period comprising 1961 to 2022 (48 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation. The fiscal deficit reached 4.9% of GDP in 2019, 8.5% of GDP in 2020. 4.5% of the GDP in 2021 and 2% of the GDP in 2022.
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
Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In December 2015, the new administration suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 36.1% in 2020, 50,9% in 2021 and 94.8% in 2022.
The Argentine government has implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products by means of price support arrangements between the government and the private sector. These programs, however, do not address the structural causes for Argentina’s inflation and, consequently, failed to reduce inflation.
The government reported a primary fiscal deficit of 1.7% GDP in 2019, 6.5% GDP in 2020, 3% in 2021 and 2.4% in 2022. However, one of the principal aims of the Staff-Level Agreement is a gradual reduction of the fiscal deficit. It includes a strategy with the objective of reaching a primary fiscal deficit of 2,5% of GDP in 2022, and expect it to be reduced to 1.9% of GDP in 2023 and 0.9 of GDP in 2024.
Since December 2019, the new administration has not adopted measures to control inflation, other than the execution of an agreement with the United Association of Supermarkets in January 2020, to control the prices of 336 basic products (which was extended in January 2021 and expanded to include 260 additional products), and the enactment of the Products Display Law No. 27,545 and Resolution No. 926/2021, which regulates the offer and display of products in supermarkets and also provides certain conditions that must be fulfilled in the commercial relationship between the commercialization centers and their suppliers, including compliance with the good commercial practices’ code which is also created by the law. In April 2022, the Secretary of Domestic Commerce renewed the list of prices controls on 1763 basic products until July 7, 2022, and the government adopted a series of measures to increase the fiscalization of prices and increase the offering of products in the domestic market by restricting exports and regulating the access of small and medium companies’ products in supermarkets, among others. In November 2022 the Secretary of Domestic Commerce issued the Resolution No. 823/2022, which launched a new program called "Fair Prices". Its aim—broader compared to the previous program—is to control prices of more than 2,000 supermarket products, private school fees and clothing prices, among other goods.
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
In June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries.” categorized Argentina as a hyperinflationary economy and on September 2018, the Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas), also stated that the adjustment to reflect inflation should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending since July 1, 2018.
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
Also, in 2019 and 2020 the inflation adjustment for tax purposes was triggered; however, the Law No. 27,541 established that the income or loss arising from this tax indexation procedure corresponding to fiscal periods 2019 and 2020 must be proportionally allocated in a six-year period.
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

On December 1, 2022, Law No. 27,701 introduced certain changes to the ITL related to the tax inflation adjustment. Taxpayers that determine a positive tax inflation adjustment (situation which entails a taxable gain arising from the tax indexation procedure) in the first and second fiscal year starting on or after January 1, 2022, may compute one third of the resulting amount of such adjustment in that fiscal period and the remaining two thirds, in equal parts, in the following two fiscal periods. The deferral will only be applicable to taxpayers whose investment in the purchase, construction, manufacture, processing or definitive import of fixed assets, except automobiles, during each of the two fiscal periods immediately following the computation of the first third of the period in question, is equal to or exceeds Ps.30,000 million. On the contrary, taxpayers that determine a negative tax inflation adjustment (situation which entails a deductible loss arising from the tax indexation procedure) are entitled to compute the entire amount of such adjustment in the current fiscal period.
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
After the results of the primary elections were announced on August 11, 2019, the markets reacted negatively, and the dollar price jumped from Ps. 45.2 to Ps. 59 at the exchange rate published by the BCRA as of August 15, 2019. Consequently, the shares of Argentine companies in the New York stock exchange and the value of national bonds dropped.
Given the political and economic landscape, the administration of former President Macri re-introduced rigid restrictions and foreign exchange controls on September 1, 2019, which among other things, significantly curtailed access to the FX Market by individuals and entities. See item 10.D“Additional Information—Exchange Controls”. Despite the measures adopted by the Argentine government to try to control the increasing depreciation of the peso, in 2022 the peso accumulated a depreciation of 70 % against the U.S. dollar, based on the official exchange rates published by the Argentine Central Bank and several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differ substantially from the official Argentine peso-U.S. dollar exchange rate. See item 10.D “Additional Information – Exchange Controls”.
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
Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity in Argentina is regulated by a specific collective bargaining agreement, or CBA, that groups companies together according to industry sector and trade union. Although the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union covering such commercial or industrial activity. In the cement industry, salaries are established generally on an annual basis (although in high inflation years, such as 2022, these can take place more than once a year) through negotiations between the chambers that represent the cement producers and the cement industry employees’ trade union. The National Labor Ministry mediates between the parties and ultimately approves the annual salary increase to be applied in the cement industry. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the cement union and to whom the collective bargaining agreement applies.
Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. Since June 2017, the minimum salary was raised from Ps. 10,000 to Ps. 69,500, as of the date of this annual report (in nominal terms without adjustment for inflation). Due to high levels of inflation, both public and private sector employers experience significant pressure from unions and their employees to further increase salaries. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase in registered private sector salaries of approximately 30.4% in 2018, 44.3% in 2019, 34.4% in 2020 and 55,3% in 2021. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security.
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
According to INDEC, Argentina’s structural current account deficit reached US$4.0 billion in 2019. In 2020 the current account accumulated a surplus of US$3.0 billion in 2020 and a a surplus of US$ 3.287 million in 2021. In the third quarter of 2022 (latest official data available), the Argentine economy recorded a current account deficit of US$ 3.031 million.
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
These events have already taken place in recent decades in Argentina, and the impact of new governmental measures on the Argentine economy as a whole cannot be predicted. As of the date of this annual report, the results of the measures already implemented and the Argentine government’s measures related to the outbreak of COVID-19, impacted the primary and financial deficit in 2020, that reached 6.5% of GDP, as a result of the income and expenses measures that the Argentine government implemented to face the pandemic. Alberto Fernández’s government measures aims to stabilize state accounts, but in principle they intend to maintain expansive policies that would mean initially even more increases in public spending, financed through the expansion of currency issuance.
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
The Argentine government’s ability to obtain financing from international markets has been limited.
The Argentina’s sovereign default in 2001 limited Argentina’s ability to access to international financing. Through exchange offers conducted between 2005 and 2010, Argentina restructured over 92% of the sovereign defaulted debt. However, holdout holders declined to participate in the restructuring commenced litigation against Argentina. The Argentine government settled US$9.2 billion outstanding principal amount of the untendered debt held by some of these holdout holders in April 2016 with the proceeds from a US$16.5 billion international bonds offering ~~.~~Although the size of the outstanding claims has decreased significantly, as of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. However, after the settlement with the holdouts and offering Argentina regained access to the international capital markets.
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
Lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations. For more information regarding Argentina’s financings, including the aggregate of US$23.5 billion loans disbursed in connection with the Staff-Level Agreement, see “—Investing in a developing economy such as Argentina entails certain inherent risks.”
Government intervention may adversely affect Argentine economy, Argentine companies and, as a result, our business and results of operations.
During recent years, the federal government has exercised substantial control over the Argentine economy.
Since taking office in December 2019, the Fernández Administration implemented several measures that increased the government intervention, for example: i) the Solidarity Law ; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; iv) the Supermarkets’ Shelf Law published on March 17,2020; and v) Decree No. 690/2020, which was published on August 22, 2020, and regulated certain services tariffs and vi) the Fair Prices Program announced on November 10, 2022.

The Argentine Executive Branch issued the Decree No. 332/2022 which established a progressive reduction of state´s aid in relation to the payment of electric and natural gas services. This reduction depends on the income of the consumer. Under this system, higher income consumers will be paying their tariffs with no state aid in the future, whereas vulnerable and low-income consumers will still receive state aid.

The National Telecommunications Agency, issued Resolution No. 1754/2022, which established a maximum fee increase for mobile services, as well as use of internet value added services, subscription radio broadcasting services and subscription broadcasting services through satellite by certain licensees.
In addition, on March 17, 2021, the Secretary of Domestic Commerce issued Resolution No. 237/2021 by means of which it created SIPRE, in which certain companies, including our company, must report monthly the prices of their products, quantities sold and stocks of final and intermediate goods. This annual report obligation was extended until December 31, 2023 as it is stipulated in Resolution NO. 67/2023 issued by the Secretary of Domestic Commerce in February 2023.

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
The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis. After the economic crisis of 2015 and 2016, the Brazilian economy is slowly recovering. The real growth per capita has recovered 10% in 2021, but is still 15% down from 2019 figures. As of December 31, 2022, the unemployment rate is 8.3%, as compared to 11.9% at the end of 2021. On January 1, 2022, Lula Da Silva assumed office as a left-wing politician. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.
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
The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of the credit activity. Such recovery has been severely impacted by the COVID-19 pandemic. Although the financial system’s deposits continue to grow in nominal terms, these deposits are mostly short-term and the sources of medium and long-term funding for financial institutions are currently limited. In 2022, nominal private deposits in pesos increased 7.9 % year-over-year and during the same period, private deposits in U.S. dollars increased by 6%.
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
Foreign Exchange Controls Affecting Imports of Goods and Services could adversely affect our business.

Argentine companies currently have access to the foreign exchange market to acquire foreign currency to make payments abroad, provided that certain requirements are met, including the registration of the import transaction under the so-called “Importation Payment Follow-up” (Seguimiento de Pagos de Importaciones). Recently, the BCRA strengthened the requirements for importers that intend to access to the foreign exchange market by requesting them to obtain an approved declaration submitted via the Argentine System of Imports (“SIRA” after its acronym in Spanish) from local authorities.

We cannot ensure you that we will be granted such authorizations in the future, and there may be additional limitations to import goods and services to Argentina beyond the ones provided by the Importation Payment Follow-up. In this sense, we are unable to estimate the economic and financial impact for our business, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations, as well as our ability to achieve our previously disclosed expectations for future years.

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
The cement industry is cyclical and sensitive to changes in supply and demand that are, in turn, affected by political and economic conditions in Argentina and elsewhere. This cyclicality may decrease our profit margin. In particular:
•downturns in general business and economic activity may cause demand for our products to decline;
•when demand falls, we may be under competitive pressure to lower our prices; and
•if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or may materialize at levels lower than we predicted.
Moreover, the prices we are able to obtain for cement depend in large part on prevailing market prices. Cement is subject to price fluctuations resulting from production capacity, inventories, the availability of substitutes and other factors relating to the market such as the level of activity in residential construction markets, and, in some cases, government intervention. If the price of cement were to decline significantly from current levels, it could have a material adverse effect on us and our profit margin.
We are subject to the possible entry of domestic or international competitors into our market, which could decrease our market share and profitability.
The cement market in Argentina is competitive and is currently served by four principal groups of companies which together supply substantially all of the cement consumed in the country. In the cement industry, the location of a production plant tends to limit the market that a plant can serve because transportation costs are high, reducing profit margins. Historically, we have been a relevant player with presence across all regions in the country. However, competition could intensify if other players decide to try to enter our market.

We may face increased competition from the other cement manufacturers, despite incremental freight costs, decide to increase their existing capabilities (whether greenfield or brownfield) in the manufacturing and/or distribution ends of the cement market. Certain of our local competitors executed investments to expand their production capacity levels in Argentina. According to available public information, Holcim Argentina S.A. expanded the “Malagueño” plant, located in the province of Córdoba. In the case of Cementos Avellaneda S.A., a similar expansion in the “El Gigante” plant in the province of San Luis has been finished in late 2020 and is operating.
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
Cement consumption is highly correlated to construction levels. Demand for our cement products depends, in large part, on residential and commercial construction and infrastructure developments. Residential and commercial construction, in turn, is cyclical and highly correlated to prevailing macroeconomic factors, including general economic conditions, changes in interest rates, demographic and population shifts, levels of infrastructure spending, and other factors beyond our control. As a result, decline in economic conditions would reduce household disposable income, reduce residential construction and potentially delay infrastructure projects, which would lead to a decrease in demand for cement. As a result, a deterioration in the economic conditions would have a material adverse effect on our financial performance. We cannot assure you that Argentina’s GDP will grow or that the share of Argentina’s GDP dedicated to construction and the infrastructure sectors, will maintain current levels or increase.
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
We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. Our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 14.8%, 10.5% and 10.1% in 2022, 2021 and 2020, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2022, in Argentina, thermal energy cost and electricity cost represented approximately 15.9% and 8.7% of our total cost of sales, respectively, and in 2020 and 2019, thermal energy cost and electricity cost represented approximately 13.7% and 9.8% and 11.1% and 9.3% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies. For more information, see "Item 5.A. Operating and Financial Review and Prospects - Operating Results."
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
In addition, the 2001 economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In an attempt to address this situation, in January 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina. As a result of this and other measures implemented by the Argentine government, investments have been made in conventional and renewable energy, increasing the installed capacity more than 4,200 MW in the last four years. This increase in capacity has occurred both in thermal and renewable energy (wind and solar), the latter being enhanced by the renewable energy tenders, reaching 13% of the Argentine generation matrix in 2021. The demand supplied by renewable energies increased to 13.9% in 2022, and new renewable projects are expected to start operating in 2023.
On December 21, 2019, the National Congress approved the Solidarity Law (Ley de Solidaridad Social y Reactivación Productiva). This law grants powers to the national government to intervene the Electricity Regulating Entity (ENRE) and the National Gas Regulatory Entity (ENARGAS). Moreover, the national government has the power to maintain electricity and natural gas tariffs that are under federal jurisdiction and to initiate a comprehensive tariff revision process or to initiate a review of an extraordinary nature, aiming at a reduction of the real tariff load on households, businesses and industries by 2020. On March 2020, by means of an executive decree, the national government declared the government intervention of ENRE and ENARGAS. These interventions were extended for the year 2022 by Decree No. 871/2021, and until December 31, 2023, by Decree No. 815/2022.
Regarding energy prices, it should be noted that substantial increases for residential and industrial users are expected in 2023. These increases could be even higher due to (i) the commitments assumed by Argentine government with the IMF which included, among other matters, a reduction of subsidies in the energy sector and (ii) the Russia-Ukraine war conflict, that may have an impact on price levels (particularly, in the price of the natural gas used for generating electricity). In addition, if the Russia-Ukraine war conflict continues over time there could be a shortage of gas during the winter and this could have an impact on industrial use. Additionally, the ongoing construction of the Gasoducto Néstor Kirchner (Néstor Kirchner Gas Pipeline) in Argentina could alter the current status of the Argentine energy industry, particularly affecting the energy prices in ways that we are currently unable to predict.
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
Public health threats or outbreaks of communicable diseases, including COVID-19, have had and may have an adverse effect on our operations and financial results

We cannot ensure that there may not be any future public health threats and/or outbreaks of communicable diseases, including any new COVID-19 variant. In this sense, we are unable to estimate the economic and financial impact for our business, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for future years.
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
Our operations are dependent upon the uninterrupted operation of transportation, storage and distribution of our cement products. Transportation, storage or distribution of our cement products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:
•disasters or catastrophic events;
•extreme weather conditions;
•hostilities or political uncertainty;
•strikes or other labor difficulties;
•acts of terrorism;

•widespread illnesses or epidemics;
•other disruptions in means of transportation;
•higher logistics costs due to lack of availability of means of transport, greater bargaining power of logistics providers and/or significant increases in the cost of labor; and
•potential impacts of the termination of the railway concession granted to Ferrosur Roca S.A. or of the eventual terms and conditions established for its continuation as a railway operator in the new operational modality that the National Government could implement.
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
The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. We have been and are subject to antitrust and tax proceedings or investigations including by the Argentine Antitrust Commission, or the CNDC (see “Item 8. Financial Information—Legal Proceedings—Antitrust Proceedings”). Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business, financial condition and results of operations in the event of an unfavorable ruling.

In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now InterCement Trading e Inversiones S.A.) are named as defendants in both actions. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss in respect of the Federal Class Action. On July 17, 2020, the plaintiff voluntarily dismissed the appeal filed against the Federal Court’s opinion. Therefore, the favorable opinion for our company and the other defendants is final and the Federal Class Action is over. However, the State Class Action (defined below) is still ongoing and a class has been certified. We cannot assure you that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Securities Complaints Commenced Against Loma Negra under US Jurisdiction.”
We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina and regulations in the United States and our internal policies and procedures might not be sufficient to ensure compliance with such laws and regulations.
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
We are also subject to antitrust laws in Argentina.
Climate change and climate change legislation or regulations may adversely affect our business.
The risks that climate change poses through chronic environmental changes and acute, weather-related events continues to attract considerable public and scientific attention in the EU, the United States and other parts of the world. A number of governmental bodies have finalized, proposed, or are contemplating legislative and regulatory changes in response to the potential effects of climate change. For instance, the SEC proposed rules in March 2022 that would require public companies to include extensive climate-related disclosures in their SEC filings. Among other things, the proposed SEC rules, if adopted as written, would mandate disclosures on (i) greenhouse gas (GHG) emissions, including data on

Scope 3 emissions if material or part of a company's emissions goal, (ii) financial impact and expenditure metrics relating to severe weather and climate change risks and (iii) a company's use of scenario analysis and climate targets. The SEC’s proposed rules on climate-related disclosures, expected to be finalized within the next year, received considerable pushback from certain issuers, investors, lawmakers and other public commenters. Although the SEC has not finalized its rules, they evidence increased regulatory scrutiny of climate- and sustainability-related disclosures, and we expect to incur substantial additional compliance costs to the extent these or similar rules of the SEC, or similar rules of other regulators, are adopted. Such compliance costs could adversely affect our business or results of operations.
The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in GHGs can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances, emissions offsets or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations.
Climate change legislation and regulation concerning GHGs if implemented could have a material adverse effect on our financial condition, results of operations and liquidity. Climate change legislation and regulation may also adversely affect energy and electricity costs. There are ongoing international efforts to address GHG emissions. The United Nations and certain international organizations have taken action against activities that may increase the atmospheric concentration of GHGs. Such measures may result in increased costs to us for installation of new controls aimed at reducing GHG emissions, imposition of carbon taxes, purchase of credits or licenses for atmospheric emissions, and monitoring and registration of GHG emissions from our operations. These measures, if adopted in Argentina, could adversely affect our business, financial condition and results of operations. Changes in the investing and financing markets with respect to issuers with significant GHG emissions could also have such adverse effects.
Climate change may include physical effects that may adversely affect our operations, such as disruption in production and supply chain distribution as a result of major storm events and shifts in regional weather patterns and intensities. Production and shipment levels for our businesses correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather patterns, seasonal changes, and other unusual or unexpected weather-related conditions, which can significantly affect our businesses.
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
Pursuant to Resolutions 54/2018 of the former Ministry of Production and Labor Law — which establishes the technical quality and safety requirements for all types and classes of cements used in construction — cement sold in bags must have a maximum net content of 25 kilograms. Therefore, our cement bags must be reduced from 50 kilograms to 25 kilograms. This requirement was enforceable as from October 3, 2022. However, the main cement companies through the AFCP requested an extension of the effective date and worked with the administrative authorities regarding the implementation of this new regulation as well as a potential timeline. Consequently, by means of Resolution 22/2022 the Secretary of Commerce decided that the requirement will be enforceable as of October 2, 2023. We might not meet the deadline before the due date by cause of external factors that can qualify as force majeure. We have reasonable grounds of defense if a sanction is imposed due to the delay. This implementation could adversely impact our results of operation and financial condition and we will need to incur in capital expenditures to adapt our bags productions lines and packaging.
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

Pursuant to Decree No. 158/2021, published on March 12, 2021, the National Government imposed an update mechanism pursuant to which Ferrosur would have to substantially increase the amount of the performance guarantee it had originally posted according to the concession contract (and updated in 2018 voluntarily). Ferrosur has filed an administrative appeal against such Decree before the Argentine Executive Branch not only because the update is considered unreasonable but also because the National Government does not have the right to unilaterally modify the concession contract. As of the date of this annual report, the appeal has not been resolved.
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
In addition, Law No. 27,132 (passed in April in 2015), inter alia, established that the Argentine Executive Branch must adopt all necessary measures to recover the administration of railways infrastructure, provide for open access for the Freight Railroad Transportation system and empowers the Ministry of Transport to terminate and to renegotiate the railways concession contracts. It also provided that the Argentine Executive Branch would create a National Registry of Railroad Operators. Such registry was created by Decree No. 1924/15, within the purview of the National Commission of Transport Regulation (CNRT). The full implementation of the open access scheme entails the re-assumption by the Government of the administration of the railways infrastructure and, once in place, would be a significant change in the Argentine railway system. This regulatory change may benefit those sectors which are interested in operating railways in Argentina, as well as those that wish to transport commodities and other products through them.
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
On May 8, 2020, the board of directors of Ferrosur decided to make the term extension request conditional on the renegotiation of certain terms and conditions of the concession contract, in order to mitigate certain issues that affect our business and alter the balance of the concession contract. Moreover, the Board decided that, in case no agreement is reached during such renegotiation, then Ferrosur Roca would reserve its right to withdraw the concession’s term extension request. In such sense, on May 13, 2020, Ferrosur Roca filed a note with the Ministry of Transport, the Special Commission and the CNRT informing the board of director’s decision in accordance with the abovementioned.

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
In accordance with Resolution No. 211/2021, published in the Official Gazette on June 28, 2021, the Ministry of Transport rejected the extension of the term of the concession requested by different companies such as Ferrosur Roca. In that sense, Ferrosur Roca’s concession was due to expire in March 2023. Later on, the CNRT approved the registration of Ferrosur Roca as “Railway Operator” in the National Register of Railway Operators (ReNOF, as per its acronym in Spanish) by the enactment of Disposition No. 122/2022, published in the Official Gazette on February 25, 2022.
Notwithstanding the foregoing, on December 28, 2022, the Argentine Ministry of Transport issued Resolution No. 960/2022, extending the term of the concession by 18 months as of March 10, 2023, until September, 2024. However, the extension may be revoked at any time, with or without cause, and Ferrosur Roca will not be entitled to receive or claim any compensation if the decision to revoke the concession is taken before the September 2024, in accordance to the amended article 4 of Resolution 211/2021.
Based on certain meetings held with Belgrano Cargas y Logística S.A., Administración de Infraestructura Ferroviaria S.E. (ADIF) and the Ministry of Transport, it could be construed that a public tender process will be passed for the exploitation and operation of the railroad, the lease of rolling stock (material rodante) and the payment of certain fees, all of which will be included in an operational agreement to be entered with the tender winner.
As of the date of this annual report, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to the stated terms or that they will extend the term of the railway concession upon the current expiration fixed on September 2024. Furthermore, we cannot guarantee that the Argentine authorities will actually implement the open access scheme nor the mechanism and terms in which the rolling stock will be leased. Any such action by the Argentine authorities could have a material adverse effect on our business, financial condition and results of operations.
For additional information related to Ferrosur Roca’s railway concession, See “Item 4.B Information on the Company—Business Overview—Ferrosur Roca”.
Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.
Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. While our mining disclosures required by Regulation S-K 1300 for 2021 and 2022 were reviewed by a “qualified person” (as defined in Regulation S-K 1300) employed by us, we did not employ independent third-parties to review reserves over the five-year period ended December 31, 2022. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff.
Moreover, there are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. The calculations of mineral reserves are estimates and depend upon geological interpretation and statistical inferences or assumption drawn from drilling and sampling analyses. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. These estimates are also subject to uncertainty due to factors that include the inherent variability of the deposit and recoverability of useable material in the mining process. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. These estimates and assumption could change significantly in the future and could adversely affect our financial position, results of operations or cash flows. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers, and it could also adversely affect the value of your investment in our securities or subject us to liability under U.S. federal securities laws in the form of SEC enforcement actions or private lawsuits.
Our business is subject to a number of operational risks, which may adversely affect our business, financial condition and results of operations.
Our cement business is subject to several industry-specific operational risks, including accidents, natural disasters, labor disputes and equipment failures. Such occurrences could result in damage to our production facilities, and equipment and/or the injury or death of our employees and others involved in our production process. Moreover, such accidents or failures could lead to environmental damage, loss of resources or intermediate goods, delays or the interruption of production activities and monetary losses, as well as damage to our reputation. Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, governmental or administrative actions, regulatory issues, civil unrest, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error, natural disasters, cyberattacks to our systems, public health threat or otherwise, could disrupt and adversely affect our operations.
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
We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cyber security threats, however, as of December 31, 2022, our insurance does not cover losses associated with cyber security risks. If our losses exceed our insurance coverage, or if we are not covered by our insurance policies, we may be liable for any shortfalls or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.
Our success depends on key members of our management.
Our success depends largely on the efforts and strategic vision of our executive management team and board of directors. The loss of the services of some or all of our executive management or members of our board of directors could have a material adverse effect on our business, financial condition and results of operations.
The execution of our ongoing business plan also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.
The introduction of substitutes for cement in the markets in which we operate and the development of new construction techniques could have a material adverse effect on us.
Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction to substitute cement. In addition, other construction techniques, such as the use of dry wall, and the integration of new technologies in the construction industry, such as 3-D printing, mini-mills and mobile plants, and changes in housing preferences could decrease the demand for cement and concrete. In addition, research aimed at developing new construction techniques and modern materials and digitalizing the construction industry may be introduced in the future that could reduce the demand for and prices of our products. The use of substitutes for cement such as recycled concrete and asphalt which are increasingly being used in a number of our markets, particularly urban markets, could cause a significant decrease in the demand and prices for our cement products and have a material adverse effect on our business, financial condition, liquidity and results of operations.
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
In the past, the Argentine government has introduced laws, regulations and decrees requiring private companies to maintain certain minimum wage standards and provide specific benefits to employees. The Argentine government may implement again such policies in the future. We cannot guarantee that the Argentine government will not take measures that will increase wages or require us to provide additional benefits. This would result in an increase in our costs and expenses, which could have a material adverse effect on our financial condition and results of operations. Lastly, in December 2022, the government established an obligation for private employers to pay employees a non-remunerative allowance of up to Ps. 24,000 subject to certain conditions (e.g. salaries equal or lower to Ps.161,859, among others.).
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
We and our third-party service providers have been, and may in the future be, subject to breaches and attempts to gain unauthorized access to our information technology systems or sensitive or confidential data, or to disrupt our operations. To date, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems, and none of these breaches or attempts have, individually or in the aggregate, resulted in a security incident with a material effect on our operations or our financial condition, results of operations, liquidity, or cash flows. Despite our implementation of security and control measures, we and our third-party vendors have not always been able to, and there can be no assurance that we or our third-party service providers will be able to in the future, anticipate or prevent unauthorized access to our or our third-party service providers' operational technology networks, information technology systems or data, or the disruption of our or our third-party service providers' operations. However, any significant information leakages or theft of information could affect our compliance with data privacy laws and damage our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2022, our insurance does not cover any risk associated with any cyber security risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.
Risks Relating to Our Ordinary Shares and the ADSs
The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs increased by 3% and 8% in 2022 and 2021, respectively. This variation in value has been largely attributed to Argentina´s most recent macroeconomic crisis. Other factors include:
•actual or anticipated changes in our results of operations, or failure to meet expectations of financial market analysts and investors;
•investor perceptions of our prospects or our industry;
•operating performance of companies comparable to us
•increased competition in our industry;
•inflationary trends;
•new laws or regulations or new interpretations of laws and regulations applicable to our business;
•general economic trends in Argentina;
•departures of management and key personnel;
•catastrophic events, such as earthquakes and other natural disasters;
•widespread illnesses or epidemics, including the COVID-19 pandemic; and
•developments and perceptions of risks in Argentina and in other countries.

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
Argentine residents are exempt from the tax derived from the sale, exchange or other transfer of shares in case of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV.
Income obtained by non-Argentine residents from the sale, exchange or other transfer of shares is subject to income tax rate of 15% of the net income or 13.5% of the gross consideration, to the extent such non-Argentine residents do not reside, and the funds invested do not derive from, a non-cooperative jurisdiction as defined by the Income Tax Law and the “black list” included in its regulatory decree; otherwise, the applicable withholding rates would be 31.5% of the gross consideration. In case of a sale or other transfer between two non-Argentine residents, the income tax must be paid by the seller by means of the following mechanisms: (a) if the seller has a legal representative in Argentina, or appoints someone in Argentina for purposes of paying the tax, then such representative or appointed party must pay the tax; and (b) if the seller does not have a legal representative in Argentina and does not appoint someone, then the seller itself must pay the tax through an international wire transfer .
Argentine income tax law also exempts non-Argentine residents from the payment of the income tax on the sales, exchanges or other transfers of shares issued by Argentine companies which are listed in capital markets authorized by the CNV and have authorization for public offering by the CNV as long as such transactions are carried out through stock exchanges or stock markets authorized by the CNV and to the extent that the seller does not reside in, and the funds invested do not come from, non-cooperative jurisdictions, as defined by the Income Tax Law and the “black list” included in its regulatory decree.
Also, non-residents are exempted from the income tax deriving from the sale or other kind of disposition regarding ADSs which underlying security are shares issued by Argentine companies that comply with the requirements described above.
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
Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency or in kind to the extent permitted by applicable law. Subject to applicable law, the ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary´s fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso.
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
Holders may exercise voting rights with respect to the shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter and subject to legal limitations, provide to each ADS holder upon the terms of the deposit agreement:
•the notice of such meeting;
•voting instruction forms; and
•a statement as to the manner in which instructions may be given by holders (including an express indication that such instructions may be deemed given upon the terms specified below).

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
If we do not file or maintain a registration statement and no exemption from the Securities Act registration is available, holders of ADSs may be unable to exercise preemptive rights with respect to our ordinary shares, as a result of which your investment may be diluted.
Under the Argentine General Companies Law, if we issue new shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of shares to maintain their existing ownership percentage, which is known as preemptive rights. However, pursuant to the Law No. 26,831, known as the Capital Markets Law (Ley de Mercados de Capitales), or LMC, our shareholders will not be entitled to the right to subscribe for the unsubscribed shares at the end of a preemptive rights offering, known as accretion rights. We may not be able to offer our ordinary shares to holders of ADSs residing in the U.S., or U.S. holders, pursuant to preemptive rights granted to holders of our ordinary shares in connection with any future issuance of our ordinary shares unless a registration statement under the Securities Act is effective with respect to these shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our ordinary shares, and we cannot assure you that we will file or maintain any such registration statement. If we do not file and maintain a registration statement and there is no exemption from registration, the depositary for our ADSs, may attempt to sell the preemptive rights and provide holders of our ADSs with their pro rata share of the net proceeds from any such sale. However, these preemptive rights may expire if the depositary does not sell them on a timely basis, and holders of ADSs will not receive any benefit from such preemptive rights. Even if a registration statement were effective, we may decide to not extend any preemptive or subscription rights to U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of our ordinary shares and holders of ADSs. Furthermore, the equity interest of holders of shares or ADSs located in the United States may suffer dilution of their interest in us upon future capital increases.
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
Our controlling shareholder beneficially owns approximately 52% of our outstanding ordinary shares as of the date of this annual report. As such, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:
•the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;
•determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;
•whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;
•cause us to issue additional equity securities;
•whether we limit the exercise of preemptive and accretion rights to holders of our ordinary shares in the event of a capital increase to the extent and terms permitted by the applicable law;
•sales and dispositions of our assets; and
•the amount of debt financing that we incur.
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

We have incurred and will continue to incur increased costs related to operating as a public company, and our management will be required to devote substantial additional time to new compliance initiatives and corporate governance practices.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. Our management is required to certify financial and other information in our quarterly and annual reports, as well as to establish and evaluate periodically disclosure controls and procedures and internal control over financial reporting. Additionally, in light of our loss of “emerging growth company” status as of December 31, 2022, we can no longer take advantage of an extended transition period for complying with new or revised accounting standards and must obtain an annual auditor attestation on the effectiveness of our internal control over financial reporting. For more information, see “—We are subject to ongoing costs and risks associated with determining whether our existing disclosure controls and procedures and internal controls over financial reporting systems are effective, and if we fail to achieve and maintain adequate controls it could have a material adverse effect on our stated results of operations and harm our reputation.”

Our management and other personnel have devoted and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to continue to increase substantially our legal and financial compliance costs, and to make certain activities more time-consuming and costly, which will increase our operating expenses. These rules and regulations applicable to public companies may make and have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we will likely incur additional costs to maintain sufficient insurance coverage as a public company going forward.
We are subject to ongoing costs and risks associated with determining whether our existing disclosure controls and procedures and internal controls over financial reporting systems are effective, and if we fail to achieve and maintain adequate internal controls it could have a material adverse effect on our stated results of operations and harm our reputation.
We are required to disclose whether our disclosure controls and procedures are effective on an annual basis. These are controls and procedures designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is communicated to our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), as appropriate, to allow timely decisions regarding the required disclosure. Additionally, we are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act and the Public Company Accounting Oversight Board. We are also required to provide a management report on the effectiveness of our internal control over financial, and, beginning with this annual report following our loss of “emerging growth company” status (as defined in the Jumpstart Our Business Startups Act of 2012), this is the first annual report in which we are required to obtain an annual auditor attestation as to the effectiveness of our internal control over financial reporting.
The process of determining whether our existing disclosure controls and procedures are effective, and whether internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, has required and will continue to require the investment of substantial time and resources, including by our CEO and other members of our senior management. Such management time and resources, as well as our auditor fees, have increased in connection with this annual report due to the need to obtain the above-described auditor attestation, and we expect them to continue to be significant in future years. Additionally, any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes.
For instance, we amended our annual report on Form 20-F for the fiscal year ended December 31, 2021 after the SEC determined that we had omitted mining operations disclosures that the SEC deemed to be required under Regulation S-K 1300. As a result, our management determined that our disclosure controls and procedures were not effective as of December 31, 2021, and we promptly undertook actions in 2022 to remediate the deficiencies in our disclosure controls and procedures. Our management, including our CEO and CFO, believes that the actions undertaken in 2022 have fully remediated the deficiency and that our disclosure controls and procedures were effective as of December 31, 2022. These actions included (i) additional training of our financial reporting and legal personnel on the application of Regulation S-K 1300; (ii) enhanced communication and collaboration between our financial reporting and legal personnel, an individual at our Company who is a “qualified person” as defined in Regulation S-K 1300 and other of our personnel with respect to the preparation of Regulation S-K 1300 disclosures; and (iii) the preparation of a plan for our compliance with Regulation S-K 1300 to the extent applicable in future years, including annual testing on the materiality of our mineral reserves (and, to the extent important to the business, mineral resources) and a timeline for recording, processing, summarizing and reporting data by the teams mentioned in (ii) in line with Regulation S-K 1300, to the extent applicable. However, making these amendments, addressing the SEC’s comments and effectuating the remediation plan required significant management time and attention and other internal resources. Additionally, we face risks to the extent that we do not maintain effective disclosure controls and procedures again in the future.
Any failure of our disclosure controls and procedures or internal controls over financial reporting could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement any of the required changes to our disclosure controls and procedures or internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our management and, our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, our reputation may be harmed, we may become subject to criminal or civil investigations or penalties, and our share price and its trading liquidity may suffer.
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

General Risk Factors

Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

The global financial and credit markets are currently experiencing, and have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such volatility and uncertainty in global financial and credit markets have also generally led to an increase in the cost of funding for Argentine and international issuers and borrowers. More recently, the closures of Silicon Valley Bank and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation and the liquidity crises experienced by First Republic Bank and Credit Suisse in March 2023 created bank-specific and broader financial institution liquidity risk and concerns. Uncertainty remains over liquidity concerns in the financial services industry and potential impacts on the broader global economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds, such parties’ ability to pay or perform their obligations to us or to enter into new commercial arrangements requiring additional payments to us or additional funding could be adversely affected. Moreover, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding could have a material adverse effect on us.
ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
We are a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina. Our principal executive offices are located at Boulevard Cecilia Grierson 355, 4th Floor, Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires, Argentina, and the telephone number of the office is 54-11-4319-3048.
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
On December 2021, we inaugurated the second line of our L’Amalí plant, located in the city of Olavarría, in the province of Buenos Aires. This second line allows us to increase significantly our production capacity, making our plant one of the largest in South America. The incorporation of the new line is a technological update to our plant and increases our productivity. The new line also adopts sustainability policies that comply with international environmental guidelines in terms of environmental care. The new line has high efficiency features, low thermal and electrical consumption and water reuse systems. It incorporates a new clinker kiln that is prepared for the use of alternative fuels made from co-processed waste that replace fossil fuels.
In the context of the L’Amalí expansion, and considering market demands, we decided to repurpose the Barker and San Juan plants. We transformed these plants’ full cement lines into grinding and distribution centers. In 2021, considering the facts above-mentioned, we determined to close the Sierras Bayas Plant.
B.Business Overview
We produce and distribute cement, masonry cement, aggregates, concrete and lime, which are products primarily used in private and public construction. We work with wholesale distributors, concrete producers and industrial customers, among others. We are a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. As of December 31, 2022, we held a market share of 44.9% in terms of sales volume in Argentina according to our management estimates.
Over our 95-year history we have built Argentina’s sole nationwide vertically integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2022, our annual installed clinker and cement production capacities amounted to 7.1 million tons and 12.1 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 149 years, based on the cement production levels of the last five years.
For the year ended December 31, 2022 and 2021, we had revenues of Ps. 145,133 million and Ps. 143,501 million, respectively, and net profit of Ps. 1,807 million and Ps. 12,358 million, respectively. For the year ended December 31, 2022 and 2021, we also had net profit margin amounted to 1.2% and 8.6%, respectively. Our net debt (borrowings offset against cash and banks, cash-equivalent and other short term investments) as of December 31, 2022 was Ps. 15,859 million and negative Ps. 5,376 million for December 31, 2021.
Our Products
We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. Both in 2022 and 2021, cement represented approximately 87% of our shipments.
In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 64% of our sales in 2021 and 60% in 2022.

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
Concrete and Aggregates
We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 45% of the aggregates consumed by Lomax in their concrete production operations, as of 2022.
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
1. Mining
The extraction process of the principal raw materials (limestone and clay). Naturally occurring calcareous deposits such as limestone, marl or chalk provide calcium carbonate and are extracted from quarries, often located close to the cement plant. In the pre-operational phase, the extraction process begins with mining research and probing to identify the quality and quantity of limestone. Once economic feasibility is established, we begin planning the mining work to define final digging configuration as well as the size of the fleet of vehicles and equipment needed for the operation. In the operational phase, the blocs are marked, and the holes are made by punch presses. The holes are then loaded with explosives and detonated to obtain fragmented material, which is then transported to the crushing system to reduce the granulation level. Clay extraction does not normally require explosives.
2. Transportation
Limestone is loaded by large blades on dump trucks and carried to the crushing plant.
3. Primary crushing
The primary crusher converts the rocks into small stones.
4. Pre-homogenization of the limestone and clay
Approximately 90% of the limestone is stored in a park, where the first homogenization of the chemical composition of the stone is achieved. At the crusher, the limestone rocks are reduced to fragments measuring approximately ten centimeters for vertical raw mills, and one inch for ball mills. This crushed limestone is then transported to the cement plant by truck or conveyor belt. Clay is also transported by truck to the plants. At the clinker plant, crushed limestone is blended by reducing the variations in chemical properties in order to obtain a homogenized mixture of limestone and clay.
5. Grinding and homogenization (“raw meal” production)
The crushed pieces are then milled together to produce a powder called “raw meal”. Subsequently, the raw meal is sent to a blending/storage silo from where it is fed into the pre-heater.
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
7. Cooling and final milling of clinker to produce cement
From the kiln, the hot clinker falls onto a grate cooler where it is cooled to a temperature of approximately 100 degrees Celsius by incoming combustion air. A typical cement plant will have clinker storage between clinker production and grinding. Traditionally, ball mills have been used for grinding, although more efficient technologies like roller presses and vertical mills are used in many modern plants today. In this form, cement reacts as a binding agent that, when mixed with water, sand, stone and other aggregates, is transformed into concrete or mortar.
8. Storing in the cement silo
The final product is stored in cement silos and dispatched from there to either a packing station (for bagged cement) or to a bulk silo. Most of our product is sold in paper bags, which are generated through an industry standard automatic bagging process.
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
2. Burning of limestone to produce quicklime (“calcination”)
The limestone then enters the kiln. Fuel is fired directly into the kiln to reach temperatures of up to 1,200 degrees celsius. The intense heat causes physical reactions that partially transform limestone into quicklime.

While there are multiple kiln types in use, we have a rotary kiln in our plants. A rotary kiln consists of a rotating cylinder that sits horizontal. Limestone is fed into the upper or “back end” of the kiln, while fuel and combustion air are fired into the lower or “front end” of the kiln. Limestone is heated as it moves down the kiln toward the lower end. As the preheated limestone moves through the kiln, it is “calcined” into lime to reach temperatures of up to 1,200 degrees celsius. The lime is discharged from the kiln into a cooler where it is used to preheat the combustion air. Lime can either be sold as is or crushed to make hydrated lime.
3. Cooling and storing of quicklime
From the kiln, the hot lime falls onto a grate cooler where it is cooled to a temperature of approximately 200 degrees celsius by incoming combustion air. A typical lime plant will have a quicklime production and hydration and classification plant.
4. Hydration and classification plant to produce hydrated lime
Quicklime can be processed into hydrated lime by crushing the quicklime, adding water to the ground lime, and then classifying the hydrated lime to ensure it meets customer specifications before it is transported.
5. Storing in the lime silo and dispatch
The final product is stored in lime silos and dispatched from there to either a packing station (for bagged hydrated lime) or to a bulk silo. Most of our product is sold in paper bags, which are generated through an industry standard automatic bagging process.
Masonry Cement Production
The production of masonry cement is similar to cement production, See “ —Cement Production”. However, the blending and final milling of the clinker processes vary in the production of masonry cement.
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
3. Storing in the cement silos
The final product is stored in cement silos and dispatched from there to either a packing station (for bagged masonry cement) or to a bulk silo. Most of our product is sold in paper bags, which are generated through an industry standard automatic bagging process.
Capacity and Volumes
In 2021, our production volume reached 6.0 million tons of cement, masonry and lime, and in 2022, it reached 6.5 million tons. We had a cement installed capacity of 12.1 million tons, a concrete installed capacity of 1.3 million m3, an aggregates installed capacity of 2.2 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a 365-day production per annum based on international key performance indicators, or KPIs.

The following table sets forth certain data related to our operations for the periods indicated.

	As of and for the Year Ended December 31,
	2022	2021	2020
Operating data (million tons annually)(1)
Installed cement capacity(2)
Total installed cement capacity	12.1	12.1	9.1
Installed clinker capacity(2)
Total installed clinker capacity	7.1	7.1	5.2
Installed concrete capacity in Argentina (in m3)(3)	1.3	1.2	1.2
Installed aggregates capacity in Argentina	2.2	2.2	2.2
Installed lime capacity in Argentina	0.5	0.5	0.5
Production volume (millions of tons):
Cement, masonry and lime total	6.5	6.0	5.1
Clinker total	4.3	4.1	2.9
________________
(1)Annual installed capacity is based on a 365-day production per annum based on international KPIs.
(2)In the preparation of this annual report, and considering the first year of full production on the second line of L'Amalí, we revised our installed cement and clinker capacity in order to recognize the real values, also considering international performance KPIs.
(3)Installed concrete capacity refers to concrete capacity based on plants dispatch capacity.
The table below sets forth the name, location and annual clinker and cement production at each of our seven cement plants during the year ended December 31, 2022:

Name	Location	Annual Production of Clinker	Annual Production of Cement, Masonry Cement and Lime
		(in millions of tons)
Barker	Benito Juárez	—	0.1
Catamarca	El Alto	0.9	1.2
L’Amalí / LomaSer	Olavarría/Vicente Casares	3.2	3.6
Olavarría	Olavarría	—	0.9
San Juan	San Juan	—	0.2
Zapala	Zapala	0.2	0.3
Ramallo	Ramallo	—	0.2
Total		4.3	6.5

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2022	2021	2020
	(in millions of tons)
Argentina:
Barker	0.1	0.1	0.1
Catamarca	1.2	1.1	0.9
L’Amalí/ LomaSer	3.6	2.5	2.0
Olavarría	0.9	1.5	1.3
San Juan	0.2	0.2	0.2
Zapala	0.3	0.3	0.3
Ramallo	0.2	0.3	0.3
Total	6.5	6.0	5.1

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
Raw Materials
The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. These items, among others raw materials, collectively represented 15% in 2022, 11% in 2021 and 10% in 2020, respectively, of our total cost of sales. To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2022, all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

Mining Operations Disclosure (Mineral Reserves)
The disclosures in this section titled “Mining Operations Disclosure” are provided to comply with Regulation S-K Item 1300 of the SEC, which govern disclosures by registrants engaged in mining operations. This section contains summary disclosure of all of the Company’s mining operations as required by Regulation S-K Item 1303.
Additionally, the Company considers the La Pampita y Entorno mining operations to be individually material for purposes of application of Regulation S-K 1304, and thus has provided individual property disclosure for them as so required. Our reserves are a sum of proven and probable reserves. The terms “mineral resource,” “mineral reserves”, “proven reserves” and “probable reserves” as used in this section are defined in accordance with Regulation S-K Item 1300. “Proven reserves” are those mineral masses for which size, shape, depth and mineral content of reserves are well established, revealed by geological surveys, drilling campaigns, chemical analysis and geological modeling, to ensure exploitability and usage. All of these activities determine the quantity of minerals that matches the quality required by our production process. Our proven reserves contain suitable geological and chemical information density (drill holes) to guarantee their existence, continuity and the suitability of use. Proven reserves are constrained by a final pit configuration (effectively exploitable reserves). In addition to the foregoing, we consider reserves to be proven if they are present on land we own and if related environmental permits have been granted. “Probable reserves are mineral masses for which quantity or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart. Our probable reserves contain similar suitable geological and chemical information density (drill holes) to guarantee their existence, continuity and the suitability of use than our proven reserves. The degree of assurance, although sometimes lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition to the foregoing, we consider reserves to be probable if they are not present on land we own or if related environmental permits have not been granted.
Our proven and probable reserve estimates are based on estimated recoverable tons and are prepared by our engineers and geologists (at least one of whom is a “qualified person” as defined in Regulation S-K Item 1300) and then analyzed and verified by other business units within the Company. For reference, we have re-filed as Exhibit 96.1 to this annual report a copy of the most recent technical report summary prepared by a "qualified person" employed at the Company that was required by Regulation S-K Item 1302. Such technical report summary, which was filed with our annual report on Form 20-F for the fiscal year ended December 31, 2021, identifies and summarizes in all material respects the information reviewed and conclusions of such qualified person specifically to the La Pampita y Entorno individual property disclosures in this section as of the dates stated in such technical report summary. We did not employ independent third parties to review reserves over the five-year period ended December 31, 2022. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. Given that we prepare our mineral reserve data, in-house, our engineers and geologists have acquired important technical know-how, which helps us to maintain our cost competitiveness. Because we prepared the descriptions of our mineral deposits in this section in accordance with Regulation S-K Item 1300, they may not be comparable to similar information prepared in accordance with other standards and presented by us outside of this annual report.
In line with Regulation S-K 1300, we make no determination in this section as to the existence of mineral resources for any of our mining properties, as it is not material to our business.

Summary Mining Operations Disclosure

Overview of Mining Properties and Operations
Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate six open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the quality of the limestone in the mines that meets the process requirements. We have total limestone reserves of approximately 1,082.7 million tons, which should be sufficient to supply us with approximately 149 years of cement production at our last five years rate of consumption.
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

List of our Mining Operations by Region

Name of mining operation	Location of the mining operation	Type and amount of ownership interests	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Aggregate Production 2020	Aggregate Production 2021	Aggregate Production 2022
				(Has)						(in thousands of tons)
Doña Amalia	Catamarca	100	Loma Negra	298	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	1,271.1	1,353.2	1620.6
Piedras Blancas (2)	San Juan	100	Loma Negra	117	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	15.6	21.6	14.4
El Salitral y Cerro Bayo	Zapala	100	Loma Negra	2,995	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	368.3	412.3	466.2
Barker	Barker	100	Loma Negra	269	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	327.7	331.6	331.9
La Pampita y Entorno	Olavarría	100	Loma Negra	1,850	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	3,886.4	5,674.4	5949.8
La Preferida	Buenos Aires	100	Loma Negra	94	Production	Yes	EIA (1) and others	Open Pit / Granite	Mining facilities	637.6	960.9	1310.7
(1)    Environmental Impact Study (EIA). Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.
(2)    As to the date of this annual report, Piedras Blancas Quarry is closed and no further exploitation is expected.

The aggregate production of all limestone mining operations for each of the years ended December 31, 2022, 2021 and 2020 was 8,382.9 tons, 7,792.9 tons and 5,869.1 thousand tons, respectively, and the production of our granite operation for each of the years ended December 31, 2022, 2021 and 2020 was 1,310.7 tons, 960.9 tons and 637.6 tons, respectively.
The following map of Argentina shows the location of our total material and non-material mining operations. Our mining operations are located in Catamarca, San Juan, Zapala, and the central Buenos Aires region. For more information on all of our facilities, see “Item 4.D—Information on the Company—Properties.”
General Map of our Mining Operations
Overview of Mineral Reserves

The below table summarize the mineral reserves of all of our mining concession. We do not classify our reserves by average grade.

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

Summary of our Mineral Reserves as of December 31, 2022

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)

Limestone:
Doña Amalía	52.0	44.0	56.2	44.6	108.1	44.2
Piedras Blancas*	0.3	50.9	0.3	50.9	0.6	50.9
El Salitral y Cerro Bayo	31.1	44.1	48.4	43.7	79.5	43.8
Barker	44.1	46.4	27.0	46.1	71.1	46.2
La Pampita y Entorno** (Don Gabino – Los Abriles – SASII)	585.4	47.4	35.3	47.1	620.7	47.4
Cerro Soltero I	—	—	53.5	—	53.5	—
Cerro Soltero II	—	—	111.6	—	111.6	—
El Cerro	—	—	37.6	—	37.6	—
Granitic aggregates:
La Preferida	60.5	—	54.2	—	114.7	—

The Company used an average price of US$ 93 per tonne for the economic analysis.
* Limestone is used for cement and lime production. 100% of the limestone received at the plant is used.
** As to the date of this annual report, Piedras Blancas Quarry is closed and no further exploitation is expected.

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
The mining operations are carried out on land owned by Loma Negra since 1980. Exploration activity began that same year and has since been conducted discontinuously to date. Exploration of the La Pampita mining property began in 1999. The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are currently inactive and do not register any mining activities (i.e., they are entirely exploratory projects). In 2022, we did not conduct any exploration activity at the La Pampita y Entorno quarry.
Our L’Amalí and Olavarría cement plant and La Pampita y Entorno mining operations are shown in the maps below.

L’Amalí and Olavarría Cement Plant
Right Image — Lower right margin: Latitude: 37° 3'12.12"S, Longitude: 60°14'58.06"W. Top left margin: Latitude: 36°58'42.59"S, Longitude: 60°19'58.69"W.

La Pampita y Entorno Mining Operations

Sierra Chica
226
60
Hinojo
226
60
Olavarría
Villa Monica
226
Sierras Bayas
51
Calera Avellaneda
Villa Fortabat
51
Cerro Negro
La Pampita y
Entorno

Right Image — Lower right margin: Latitude: 37° 4'52.25"S, Longitude: 60° 6'33.87"W. Top left margin: Latitude: 36°50'41.71"S, Longitude: 60°21'49.94"W.

Infrastructure and Personnel
The La Pampita y Entorno quarry has the necessary infrastructure for normal operations. Facilities for electric power, water supply, fuels, accesses, and roads have been installed.
La Pampita y Entorno has two primary ThyssenKrupp crushers. One sends limestone to L'Amalí plant through conveyor belts for further storage in two preheaters. The other primary crusher sends material either to the lime factory or to the secondary crusher.
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
We pay the mining canon for each concession on a bi-annual basis.Payment is equivalent to US$0.5 per hectare.
The payment is made through regular banking channels.
In the event that mining royalties are not declared or paid, penalties for infractions and default interest for non-compliance are incurred. However, failure to pay these fines will not result in the loss of the mining concession.
We also pay a quarry exploitation fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its legislation.
For example, municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated on a monthly basis. This amount represented 1.4% of sales in 2022 of cement, masonry cement and lime.
Set forth below is additional information relevant to this property.
Mining Activities

The mining method is open pit mining, which consists of mining in a series of benches with pit expansion possible both vertically and laterally. The quarry generally proceeds top-down with a height of 10 meters. The materials are then loaded and transported to the primary crusher or waste dump by dump trucks.

The diagram below sets forth a block diagram of the mining process of the La Pampita y Entorno quarry.
Diagram of Mining Process of the La Pampita y Entorno Quarry
Cement Plants
Our L’Amalí and Olavarría plants have been in operation for 22 and 97 years, respectively, and both use the limestone extracted from the La Pampita quarry in the manufacture of cement and lime.
Our L’Amalí and Olavarría plants are located in Olavarría area. These plants are located two and five kilometers, respectively, from the La Pampita y Entorno quarry and receive raw materials from the La Pampita y Entorno quarry.
Our plants produce various products for the construction industry, the main product being cement. Different types of cement are produced depending on their applications, using limestone, iron ore and clays as raw materials. Our Olavarría plant also produces lime as a product, using limestone as a raw material.
The below figure shows the flow of cement production at the L'Amalí and Olavarría plants.

L'Amalí and Olavarría plants process block diagram

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
La Pampita y Entorno Quarry
The La Pampita y Entorno quarry have been operating for 23 years. The material extracted from the quarry is exclusively used to supply our plants. The amount of limestone to be mined is planned annually as part of our overall mining plan.
We believe that the equipment in operation at the La Pampita y Entorno quarry are in optimum condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational.
Facilities
The La Pampita y Entorno quarry has facilities such as offices, an electrical substation, a maintenance shop, a lubricant warehouse, a gas station, an oil tank, a guardhouse, a limestone field, a dining room, a laboratory, a truck scale, an ore belt, a loading tunnel, a meteorological station, a safety trench and a septic tank.
The book value of L’Amalí and Olavarría cement plants and the La Pampita y Entorno quarry, taking into account all of the above factors, amounts to Ps. 117,478 million as of December 31, 2022.
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

Geological Model of La Pampita y Entorno Quarry
Reserves

The table below sets forth the categories and quality of the mineral reserves of the La Pampita y Entorno operations.

Summary of Mineral Reserves as of December 31, 2022

	Amount	Grades/ qualities	Grades/ qualities	Grades/ qualities	Grades/ qualities	Cut-off grades
	(Million Tons)	(% SiO)	(% Fe2O3)	(% Al2O3)	(% CaO)	STC
Proven mineral reserves.	585.4	11.3	1.6	0.9	47.4	139.1
Probable mineral reserves	35.3	11.7	1.7	0.9	47.1	133.5
Total mineral reserves	620.7	11.3	1.6	0.9	47.4	138.8
Note: All reserves are estimated as quantities at cement plant.

For evaluation purposes, information from exploration activities from previous years has been used and is the database for the reserves model.
The reserve estimation considered the quality restrictions of limestone received in L'Amalí and Olavarría cement plants, accessibility to the reserves, economic factors and modifying factors.
A life of mine of 133 years has been calculated for the quarry, based on the exploitation of the last five years. Considering the maximum capacity of the plants supplied by the quarry, the life of mine would be 62 years.
The following table includes a reconciliation of reserves at the end of the last two fiscal years.

Reserves for the Last Two Fiscal Years Expressed in Millions of Tons*

	Reserves as of December 31, 2021	Reserves as of December 31, 2022	Discrepancy
	(Million Tons)
Proven reserves	591.4	585.4	6
Probable reserves	35.3	35.3	0

* The per-ton price assumed for the Mineral Reserves estimation in the economic model is 93 US dollars per ton. All reserves are estimated at cement plant. The average price is 93 US dollars per ton of cement, average of a 62-year projection, at nominal values.

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
Energy Sources
We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. In addition, due to the incorporation of the second line of the L'Amalí plant that increases our capacity, we believe that we can prioritize the operation of our kilns in periods where natural gas is widely available for industry consumption with lower prices, minimizing the impact of higher winter costs. With respect to electricity consumption, there has been an improvement due to the entry into service of the vertical cement mill on Line 2 of L'Amalí, which remains in the fine-tuning phase. This mill has superior technology compared to a cement ball mill.
Energy is the largest single cost component in the production of cement and accounted for 25% of our total cost of sales in 2022 and 24% and 20% in 2021 and 2020, respectively.

Thermal Energy
Thermal energy is our most utilized source of energy for our operations having accounted for 16% in 2022 and 14% and 11% in 2021 and 2020, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of each energy source. This great versatility allows us to capture a very competitive price on the market.
Historically, given the shortage of natural gas in wintertime the energy matrix of our kilns migrates to solid fuels. Currently, this flexibility to operate with different thermal energy sources, allow us to benefit from potential low thermal energy prices. In addition, our capacity surplus gives us more flexibility to manage our production scheme in order to minimize the impact of winter energy costs.
To ensure the supply of gas, we entered into supply contracts, for different volumes and basins, with producers (including YPF, Total Austral, Tecpetrol and Pluspetrol), and marketers and distributors,such as Ecogas – Distribuidora de Gas del Centro S.A., SAESA, Energy Traders, Gas Meridional, Trafigura, Metroenergía, Gas Patagonia and Camuzzi. All these contracts have expirations between April 2023 and 2027.
In 2021, a sharp increase in the price of natural gas (approximately + 40%) as a result of the implementation by the National Government of the Gas.Ar Plan, seeking to provide predictability of price and contractual term to producers, normalizing a gas market that in recent years presented severe distortions, and stopping in the short term the decline in gas production. In 2022, the price of our thermal energy inputs was affected by the extension of this governmental incentive program to natural gas producers and the ongoing Russia-Ukraine war that primarily impacted the price levels of alternative fuels such as LNG, gas oil, coke and fuel oil.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. Average petcoke prices decreased by approximately 1% from 2019 to 2020 and increased 122% from 2020 to 2021 and 51% from 2021 to 2022. During 2021 and 2022, prices have been increasing due to the growth of economic activity and the global energy crisis, reaching levels prior to the COVID-19 pandemic, and reaching historical highs. The impacts in our costs of these price increases were partially offset by a lower use of solid fuels, since we reached a thermal matrix with natural gas prevails as a main source of energy and above fuel.
Electrical Power
Electrical power is one of the main drivers of our cost structure and represented 9% in 2022 and 10% and 9% in 2021 and 2020, respectively, of our total cost of sales.
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
We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 40% of our current electrical power requirements. Additionally, in 2022 we covered 37% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27.191.

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
In 2016, we signed a 20-year contract with Genneia S.A., and in 2018 we signed a 20 year contract with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy in a cost efficient manner. With these contracts, we not only complied with the legal limits but also surpassed them.
Co-processing
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
We have long-term relationships with many of our customers, with approximately 57% of our customer base (representing over 70% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 5% of our total net sales, while our top 20 clients represented approximately 36% of total cement volume sold during 2022. We have also built a diversified customer base by sectors.
Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2022, 62% of our total cement sales were made directly to our wholesale distributors, 25% to concrete producers, 7% to industrial customers and 5% to construction companies and others.
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
Distribution
We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support
We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern, Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 45% of our total volume sold in 2022.
Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2021, which is the latest annualized information available at the date of this annual report.
Sales of Cement in Argentina

    The table below sets forth the aggregate sales of cement in Argentina during the year ended December 31, 2021:

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	45	45
Center	22	67
Northwest	14	81
Northeast	8	89
Cuyo	7	96
Patagonia	4	100
________________
Source: AFCP. Since December 31, 2021, AFCP does not publish sales information per region on a monthly basis. Additionally, as of the date of this annual report, AFCP had not published sales information for the year ended December 31, 2022.
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
There are no exclusive sale contracts in Argentina or abroad, for a portion of or for total production, with the exception of the “Export and Distribution Contract” (Contrato de Exportación y Distribución) entered in 2008 with the Administración Nacional de Combustibles, Alcohol y Portland, or ANCAP, in which, with regards to the exportation of cement produced to Uruguay, we committed to the exclusive distribution through ANCAP and/or Cementos del Plata S.A. (of which ANCAP is the controlling shareholder) in Uruguay. Such contract expired on March 31, 2023.
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
________________
(1)Indirect ownership (through Cofesur S.A.U., in which we have a direct 100% equity ownership interest).
Below is a brief description of our principal subsidiaries.

Ferrosur Roca S.A.
Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer production and distribution center. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2022, Ferrosur Roca had 1,090 employees.
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
In accordance with Resolution No. 211/2021, published in the Official Gazette on June 28, 2021, the Ministry of Transport rejected the extension of the term of the concession requested by different companies such as Ferrosur Roca. In that sense, Ferrosur Roca’s concession was due to expire in March 2023. Later on, the CNRT approved the registration of Ferrosur Roca as “Railway Operator” in the National Register of Railway Operators (ReNOF, as per its acronym in Spanish) by the enactment of Disposition No. 122/2022, published in the Official Gazette on February 25, 2022.
Notwithstanding, on December 28, 2022, the Argentine Ministry of Transport issued Resolution No. 960/2022, extending the term of the concession by 18 months from March 10, 2023 to September, 2024. However, the extension may be revoked at any time, with or without cause, and Ferrosur Roca will not be entitled to receive or claim any compensation if the decision to revoke the concession is made before September 2024.
We understand that, at the end of its concession, we will continue to provide the cargo transport rail services currently providing but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. We have reassessed all accounting estimates associated with the end of the current concession. No significant impact is expected to date. We will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate. See more information related to this issue in Note 38 to the consolidated financial statements as of December 31, 2022.
Moreover, Ferrosur Roca applied for, and was granted, the following benefits under the ATP Program: i) the payment of the complementary salary during April and May 2020; and ii) the extension of the expiration for the payment of the employees’ contributions to the Argentine Social Security System due in May 2020 until August 2020.

See risk factor “Item 3.D—Risk Factors—The early termination of our railway concession may have a material adverse effect on our business” for more detailed information.
Recycomb S.A.U.
We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2022, Recycomb had 34 employees.
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

In addition, we have license agreements involving intellectual property rights with several companies, such as Oracle, Microsoft, SAP, Adobe, Novell and Crowdstrike.
Insurance
We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2022, the aggregate value at risk of our plants was approximately US$ 1,519,620,000. These policies have a deductible of US$ 565,000 per claim. For loss of profit derived from material damages the coverage is 21 days.
We have not made any material claims on our insurance policies in recent years.
Sustainability and Social Responsibility
At Loma Negra, we strive to create value for our shareholders while also minimizing the environmental impact of our activities and making a positive contribution to society. Three principles drive our practices in the markets in which we operate, under the Triple Impact concept, promoting economic growth, social contribution and environmental care, in harmony with our communities. Following these principles, we plan to continue to develop as a world-class company and operate our business in accordance with the principles of sustainability.
These principles prompted us to prepare our second edition of the Sustainability Report, thus confirming our commitment to communicate transparently and annually the impacts of our Company on the economy, the environment and people, including human rights. This report is available on our website.
We are part of social, environmental, educational, economic and cement industry organizations, with whom we share principles and values that help us develop in line with the best market practices. We actively participate in the Argentine Business Council for Sustainable Development (CEADS). We are part of the program "Connecting companies with SDG" and we participate in the Working Groups on Climate and Energy, Environment and Regulation, and Society and Business. For its part, we also formed the Sustainability Commission of the Association of Portland Cement Manufacturers (AFCP), where we contribute to developing and promoting initiatives that contemplate sustainable development and benefit the community, preserve the environment and promote the efficient use of energy from renewable sources in our country.
The main guidelines of our environmental management emerge from our purpose, values, principles and Integrated Management Policy: the reduction of the carbon footprint as a transversal and systemic axis of action, which drives our work to promote the circular economy, diversification of our energy matrix, and the adoption of the best practices in the industry, such as the efficient use of supplies and raw materials, the recovery of energy and waste material (own and from other industries), the management of GHG emissions, and the sustainable management of water, quarries and natural environments.
Through our Environmental Management System (EMS) we integrate the key mechanisms to improve performance in relation to the Environment. Likewise, internal and external audits are carried out annually at each plant under internationally recognized standards such as ISO 14001, Environmental Management Systems.
Our standards adopt as a basis the main environmental guidelines of the industry at an international level, following the guidelines of the Global Cement and Concrete Association (GCAA), previously known as Cement Sustainability Initiative (CSI), of the World Business Council for Sustainable Development (WBCSD). Likewise, guided by our values and principles, we believe that we contribute to the Sustainable Development Goals (SDG) through our environmental and social sustainability initiatives, the promotion of the circular economy and the reduction of the carbon footprint.
In terms of climate action, the GCCA announced, at an international level, the commitment to reduce the carbon footprint generated in operations and products, as well as the aspiration to offer society neutral concrete by 2050 (this includes the objective of reducing greenhouse gas emissions and using alternative materials and fuels to improve the efficiency in the use of energy necessary for the production of cement, diversifying the energy matrix in sustainable way). Under these guidelines, at Loma Negra we believe that we promote the circular economy, adopting the best practices in the industry, such as the co-processing technique for energy recovery and waste material and the reduction of the clinker factor.
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
Since the production of cement requires intensive use of thermal and electric energy, the optimization of these resources is our top priority.
This led us to a constant search for cost and availability opportunities, which had an impact on the decrease in fuel during the year ended December 31, 2022 compared to the year ended December 31, 2021 and minimized significantly the consumption of petcoke (to 83% in the year ended December 31, 2022 compared to the year ended December 31, 2021), a type of fuel derived from fossils that has a greater impact on carbon footprint, globally contributing to the reduction of CO2 emissions.
Likewise, in our cement manufacturing production processes we use renewable energies as an alternative to traditional energies generated from fossil fuels. In this framework, we were the first Argentine private capital company to sign, in 2016, a PPA (Power Purchase Agreement) type contract for the purchase of renewable energy, and in the following years we became a large user of energy consumption renewable energy from wind farms. In 2022 our energy matrix reached 36.6% renewable energy, exceeding the proportion required by Argentine law for that year (16%).
In terms of co-processing, alternative fuels accounted for 2.1% of total energy consumption in 2022, representing savings equivalent to 10,340 tons of coke, a fossil fuel with a high carbon footprint.
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
1.Puente Program: Our purpose is to increase considerably the number of young people and adults with the necessary skills, particularly technical and professional, to access employment and decent work. We contemplate three axes of action: labor market and professionalizing practices, occupational vocational guidance and training in trades.
2.Commitment Program: We promote the constitution of transforming alliances in the public, private and civil society spheres, actively involving our collaborators in the advocacy communities. We develop volunteer projects and initiatives for the development of social capital based on the institutional strengthening of grassroots organizations.

3.Raíces Program: We seek to contribute with policies aimed at the development of productive activities, decent job creation, entrepreneurship, creativity and innovation. We also encourage the formalization and growth of micro-enterprises through access to financial services, as well as the generation of inclusive businesses.
4.Trasformar Program: With a focus on habitat, we seek to mobilize the investment capacity of large companies in lucrative businesses, articulating alliances with NGOs and communities, with the aim of building innovative approaches aimed at creating opportunities for the base of the pyramid, offering innovative solutions to social, environmental and economic problems.
The Company's Sustainability Report for the year 2022 is available on our website at https://www.lomanegra.com/en/sustainability/ . The contents of the Company's website, including the Sustainability Report, are not part of or otherwise incorporated by reference into this annual report.
For information related to the potential risks we are subject to due to changes to environmental requirements and the effects of climate change, see “Item 3 – Key Information—Risk Factors—Risks Relating to Our Business and Industry—Climate change and climate change legislation or regulations may adversely affect our business.”
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
The chart below sets forth the estimated cement market share in Argentina during 2022 for our company, Holcim Argentina, Cementos Avellaneda and Petroquímica Comodoro Rivadavia.
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
During 2020, the dispatch participation of bulk cement was seriously affected by the restrictions imposed due to the COVID-19 pandemic. However, since 2021, with the ease of the restrictions, the bulk segment recovered to figures more in line with historical average, while 2022 was the dispatch mode that showed more growth on the back of concrete demand and private and public infrastructure works, reaching 42% of total dispatch, according to the AFCP.
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
The chart below presents the market share of concrete in the Greater Buenos Aires and the City of Buenos Aires area as of December 31, 2021. Our combined market share is 47% when we add Lomax´s share together with the NPV´s clients and other exclusive concrete producers. The regional monthly sales published by the AFCP are needed to calculate the market share and, since such information is not available as of the date of this annual report, the chart below presents the market share as of December 31, 2021.
Source: Loma Negra and AFCP

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
Regarding legal requirements, we have a system for identifying, updating and evaluating environmental requirements, which is managed through an online system in all our plants and business units. In addition, we have a registration and monitoring system for environmental inspections, notifications and presentations, where the requirements of the enforcement authorities in environmental matters are managed, including possible fines and sanctions, and where the presentations made by the company are also recorded, accrediting due compliance. In 2021 and 2022, no significant monetary or non-monetary fines or sanctions were recorded for non-compliance with environmental laws or regulations.
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

C.Organizational Structure
The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

48,45%
InterCement Trading e Inversiones Argentina S.L.
Free Float
Minority Shareholders
52,14%
0,50%
LOMA NEGRA
100%
80%
RECYCOMB S.A.U.
RECICLADO DE RESIDUOS COMBUSTIBLES
FERROSUR ROCA

________________
(1)Loma Negra has an indirect ownership in Ferrosur Roca S.A. through Cofesur SAU, in which we have a direct 100% equity ownership interest. Cofesur SAU has a direct 80% equity ownership interest in Ferrosur Roca S.A.
D.Property, Plants and Equipment
Our Production Facilities
As of December 31, 2022, we owned seven cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí / LomaSer, Olavarría, Ramallo, San Juan, and Zapala, fourteen concrete plants operating under the Lomax brand and one granitic aggregates plant.

The following table sets forth information regarding our production facilities, as of December 31, 2022:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North-east:
Resistencia	Warehouse	Resistencia	2013
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001/2021
LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Paraná	Warehouse	Paraná
Patagonia:
Zapala	Cement	Zapala	1970
Cuyo:
San Juan	Cement	San Juan	1963
Mendoza	Warehouse	Palmira	2020
North-west:
Catamarca	Cement	El Alto	1980
Salta	Warehouse	Salta	2020
Concrete plants under the Lomax brand:
Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
San Lorenzo	Concrete	Santa Fe area	2016
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Vicente Casares	Concrete	Greater Buenos Aires area	2018
Escobar	Concrete	Greater Buenos Aires area	2020
Dock Sud	Concrete	Greater Buenos Aires area	2021
Gonzalez Chavez	Concrete	Buenos Aires Province	2022
Gonzalez Catan	Concrete	Greater Buenos Aires area	2022
Armstrong	Concrete	Santa Fe Area	2022
Glew	Concrete	Greater Buenos Aires area	2022
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

The map below presents the location of our facilities:

Barker
The Barker plant began operations in 1956 and is located in the City of Benito Juárez, Province of Buenos Aires. The Barker plant currently has total annual cement and filler production capacity of approximately 1.3 million, using one dry-process kiln. The Barker plant has capacity to produce cement and also produces filler, which is used for cement mixing by LomaSer. In the context of the L’Amalí expansion project, and considering the actual demand, during 2019 we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.
Catamarca
The plant of Catamarca began operations in 1980 and is located in the City of El Alto, Province of Catamarca. The Catamarca plant, which uses a dry-process kiln, has annual installed cement production capacity of 2.2 million tons. This plant has modern automation technology and is equipped with pre-heating equipment. It also features automated quality control systems, which enhance the reliability of its finished products.
The Catamarca plant produces cement, as well as masonry cement. It serves the Province of Catamarca and certain neighboring provinces and regions.
L’Amalí
The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 3.8 million tons of clinker and approximately 6.0 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See “ —Investments” for more information regarding the expansion of the L’Amalí plant”.

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
See “Item 4.D Property, Plants and Equipment – Investments”
For additional information in relation to our mining operations at L'Amalí plant, see "Item 4.B. Business Overview-Mining Operations Disclosure (Mineral Reserves)-Individual Properties Disclosure."
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
LomaSer receives base cement filler and slag from the L’Amalí, Barker and Ramallo plants, respectively. These materials are stored in a multi-cell silo, which has a total capacity of 30,000 tons. The silo feeds a mixer, which has an annual installed cement production capacity of approximately 2.2 million tons.The map below presents the location and connections among our facilities with LomaSer in the Greater Buenos Aires area, as well as the Ferrosur Roca freight railway network, which we use to ship our products and raw materials, as it is connected directly to six of our plants.
(1)Railway segment we actively use.

LomaSer has a flexible production facility that allows production to be switched rapidly between one type of cement to another. The ability to separate grinding and blending according to each additions’ characteristic enables us to produce superior quality cement while optimizing the usage of additions.
LomaSer operates approximately 35% of our total cement dispatches. It ships cement in bags or in bulk depending on its customers’ needs.
Olavarría
The Olavarría plant began operations in 1929 and it is located in the City of Olavarría, Province of Buenos Aires. The plant currently has two active dry-process kilns with a kiln production capacity of approximately 0.4 million tons of lime, and a second kiln with an installed capacity of 1.0 million tons of annual production capacity of clinker and 1.6 million tons of annual production capacity of cement.
The Olavarría plant produces cement, as well as masonry cement and lime. It principally serves the Buenos Aires region.
For additional information relating to our mining operations at L'Amalí plant, see "Item 4.B. Business Overview-Mining Operations Disclosure (Mineral Reserves)-Individual Properties Disclosure."
Ramallo
The Ramallo plant was inaugurated in 1998 and it is located in the City of Ramallo, Province of Buenos Aires. Ramallo produces cement and also mills slag that is used by LomaSer. This plant has annual cement installed production capacity of 0.4 million tons. We acquire slag from Siderar S.A.I.C., Argentina’s largest steel company, which is located near this plant.
The Ramallo plant serves the northern portion of the Province of Buenos Aires and the Province of Santa Fe.
San Juan
The San Juan plant began operations in 1963 and it is located in the City of Rivadavia, Province of San Juan. It has an annual cement production capacity of approximately 0.2 million tons and uses a dry-process kiln. In 1993, a new facility was installed in this plant to enable it to store and process coal, enabling it to operate either using natural gas or a combination of natural gas, fuel oil and coal, together with liquid alternative fuels. The San Juan plant serves the Province of San Juan and certain neighboring provinces.
In the context of the L’Amalí expansion project, and considering the actual demand, during 2019 we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.
Zapala
The Zapala plant began operations in 1970 and it is located in Zapala, Province of Neuquén. This plant has a dry-process kiln, with annual installed cement production capacity of 0.4 million tons and annual installed clinker production capacity of approximately 0.2 million tons. This plant is equipped with energy-efficient wheel-type roller grinding equipment used to grind the clinker before it enters the production process.
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

We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 45% of the aggregates consumed by Lomax in their concrete production operations.
Investments
The second line of the L’Amalí plant required a capital expenditure of approximately US$320 million (US$119 per ton). In December 2021 we have finished the construction of the L’Amalí plant second line which increased our annual installed cement production capacity by 2.7 million tons.
Now that the expansion is completed, L’Amalí has become the largest cement plant in Argentina and one of the largest in Latin America, based on annual installed cement production capacity.
As of the date of this annual report, we have no other material investments in development or future material investments plans other than the one related to the legal requirement of adjusting our cement bags to the 25 kilograms format. See "Item 3.D. Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.”
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
A.Operating Results
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
During 2022, according to the INDEC, the Argentine economy extended the recovery, increasing 5.2% after the 10.4% increase and the decline of 9.9% in 2021 and 2020, respectively.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2022	2021	2020
GDP (billions of Ps.)	725.3	689.2	624.5
Real GDP growth	5.2%	10.4%	(9.9)%
GDP per capita (in thousands of U.S. dollars)	13.1	10.6	8.6
Private consumption growth	9.4%	10.2%	(13.1)%
Average Ps./U.S. dollar exchange rate(1)	130.8	95.2	70.6
CPI inflation	94.8%	50.9%	36.1%
Private sector salary growth	93.8%	55.3%	34.4%
Unemployment rate(2)	6.8%	8.8%	11.5%
________________
Sources: BCRA, INDEC and our company.
(1)The average rate is calculated by using the average of the BCRA’s reported exchange rates on a daily basis.
(2)As a percentage of Argentina’s economically active population.

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
The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2022, 2021 and 2020 has been 94.8%, 50.9% and 36.1%, respectively. See “Note 2.2 of our audited consolidated statements”.
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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2022, our consolidated foreign currency-denominated borrowings was Ps. 10,882 million, denominated in U.S. dollars.
As of December 31, 2022 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2022, our foreign currency denominated borrowings as of December 31, 2022 would have increased by approximately Ps. 2,039 million.

Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019, the Central Bank reinstated rigid restrictions and foreign exchange controls, for more information about said restrictions see “Item 10. Additional Information- D. Exchange Controls”. Considering the mentioned restrictions based on the current exchange regulations applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2022, the use of financial instruments to settle the above transactions would result in an impact of approximately 94% as mentioned in note 32 to the consolidated financial statements as of such date.
As of December 31, 2018, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 37.8083 per US$1.00, a devaluation of approximately 101% as compared to the official exchange rate of Ps. 18.7742 per US$1.00 as of December 31, 2017. As of December 31, 2019, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 59.8950 per US$1.00, a devaluation of approximately 58.4% as compared to the official exchange rate of Ps. 37.8083 per US$1.00 as of December 31, 2018. As of December 31, 2020, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 84.1450 per US$1.00, a devaluation of approximately 40.5% as compared to the official exchange rate of Ps. 59.8950 per US$1.00 as of December 31, 2019. As of December 31, 2021, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 102.7500 per US$1.00, a devaluation of approximately 22.1% as compared to the official exchange rate of Ps. 84.1450 per US$1.00 as of December 31, 2020. As of December 31, 2022, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 177.1283 per US$1.00, a devaluation of approximately 72.4% as compared to the official exchange rate of Ps. 102.7500 per US$1.00 as of December 31, 2021.In the first three months of 2023, the peso depreciated approximately 18.0% against the U.S. dollar.
The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
2023
January 2023	186.8750	178.1417	182.2441	186.8750
February 2023	197.1533	187.3083	191.8924	197.1533
March 2023	208.9883	197.5600	203.1055	208.9883
April 26, 2023	221.5517	210.3300	215.8382	221.5517
________________
(1)Reference exchange rate published by the Argentine Central Bank.
(2)Based on daily averages.
Net Capital Expenditures and Other Investments
For the past years, our capital expenditures have been principally directed to our expansion project in L’Amalí plant. In July 2017, we entered into an agreement with the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma for the construction of the second line at our L’Amalí plant to increase the annual installed cement capacity at this facility by 2.7 million tons. This investment represented approximately 21%, 43% and 76% , of total capital expenditures for the year ended December 31, 2022, 2021 and 2020.

On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps. 10,203 million during the year ended December 31, 2022 and Ps. 13,807 million and Ps. 28,342 million during the years ended December 31, 2021 and 2020, respectively.
As of the date of this annual report, the expansion of the L’Amalí plant is completed and the facility is in full production.
Our Cost Structure
The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2022, the percentage of co-processing used in our production process reached 2.1%.
Thermal Energy. Our operating income has been affected by energy price changes. Energy prices may vary in the future, mainly due to market forces and other factors outside our control. We protect ourselves from energy price inflation risks through the diversification of our fuel sources (including solid fuels and the use of co-processing as an alternative energy source) and our ability to transfer all or part of increased costs to our customers via price increases for our products. We also seek to produce different types of cement with lower clinker content, replacing it with other components such as slag, pozzolana, and limestone, which reduce our overall energy costs.
Thermal energy is our most utilized source of energy for our operations, representing 16% in the year ended December 31, 2022 and 14% and 11% in the years ended December 31, 2021 and 2020, respectively, of our total cost of sales. Thermal energy is comprised of fuel oil, natural gas, mineral coal and petcoke. Natural gas and petcoke are the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “ —Supply Contracts”.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. During 2021 and 2022, prices have been increasing due to the growth of economic activity and the global energy crisis, not only surpassing levels prior to the pandemic, but reaching historical highs.
Electrical power. Electrical power is one of the main drivers of our cost structure and represented 9%, 10% and 9% in the years ended December 31, 2022, 2021, and 2020, respectively, of our total cost of sales.
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
In Argentina, approximately 60% of the current energy demand that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. During 2022, our matrix was 37% renewable, 46% supplied with private contracts and only 18% was transacted as Base energy acquired from CAMMESA.
Since 2018, consumers with a demand higher than 300kW are required to source a minimum level of their electrical power demand from renewable sources equal to 8% by December 31, 2017, 12% by December 31, 2019, 16% by December 31, 2021, 18% by December 31, 2023 and 20% by December 31, 2025; provided that any consumption of renewable energy for higher levels as of each cut-off date cannot be reduced in the following periods. For purposes of complying with these minimum level requirements of renewable energy, the consumers have the option to enter into individual power purchase agreements with renewable energy generators, marketers or distributors, or to buy the energy through CAMMESA See “ —Supply Contracts”.
In 2016, we entered into a 20-year agreement with Genneia S.A., and in 2018 entered into a 20-year agreement with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy. With these contracts, we not only complied with the legal limits but also surpassed the minimum levels required.

Co-Processing. During 2022 we continued with our co-processing efforts, although the higher volume of clinker production and the lack of volume of liquid waste with adequate caloric value prevented us from increasing the percentages of thermal replacement with respect to previous years. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. In Argentina, co-processing represented 2.1% in the year ended December 31,2022 and 3.1% and 3.3% in the years ended December 31, 2021 and 2020, respectively, of our total thermal energy consumption.
For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources”.
Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2022 preservation and maintenance costs represented 9% and in the years ended December 31, 2021 and 2020, represented 9% and 9%, respectively, of our total cost of sales.
Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2022 freight represented 11% and in the years ended December 31, 2021 and 2020, freight represented 10% and 9%, respectively, of our total cost of sales, mainly as a result of higher volumes of cement and concrete demand in 2022, increasing outbound and inbound freight needs.
Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2022 salaries, wages and social security charges represented 15% and in the years ended December 31, 2021 and 2020, salaries, wages and social security charges represented 16% and 18%, respectively, of our total cost of sales.
Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2022 raw materials represented 15% and in the years ended December 31, 2021 and 2020, raw materials represented 11% and 10%, respectively, of our total cost of sales.
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
We are also subject to the following federal and state taxes:
•Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents approximately 1,5% of our net sales.
•Quarry Exploitation Fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its particular legislation.

For example, Municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated in a monthly basis. This amount represented 1.4% of sales in 2022 of cement, masonry cement and lime.
•Tax on Bank Accounts Debits and Credits. The general rate of the tax on bank accounts debits and credits is 0.6% for each debit and each credit, while an increased rate of 1.2% applies in cases in which there has been a substitution for the use of a bank account. Taxpayers (whether at 0.6% or 1.2% rate) may compute 33% of the amounts paid under this tax as a payment on account of the income tax. Law 27,264, in force since August 2016, establishes that micro and small sized companies may apply 100% of this tax as an advance payment of income tax, medium industrial sized may apply 60% of this tax as an advance payment of income tax. Moreover, Law 27,432 establishes that the Executive Branch may increase up to 20% per year the percentage of the payments of this tax that can be computed for as payment on account of Argentine income tax. The government has not exercised this faculty since 2018 and currently it is uncertain if an increase of the computable amounts will take place in the medium term.
•Stamp Tax. Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have their own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 0.5% to 3.5% and are applied based on the economic value of the instrument.
•Personal Assets Tax. An annual net wealth tax applies on the net equity where the shareholder is a nonresident or a resident individual at a rate of 0.50%. We have the right to request reimbursement from the shareholder. The taxable base of the personal assets tax is the book value of the shares as stated in the last financial statements issued at December 31 on the relevant tax period.
We are also subject to certain other non-material duties and taxes.
Effect of Indebtedness Level and Interest Rates
As of December 31, 2022, our total outstanding borrowings on a consolidated basis were Ps. 20,770 million. The level of our indebtedness results in financial results, that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 of our audited consolidated financial statements. During 2022, we recorded financial expenses of Ps. 25,564 million, which included Ps. 17,636 million in loss from securities transactions and Ps. 5,702 million in interest expense related to our loans and financings.
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
Financial Presentation and Accounting Practices
Presentation of Financial Statements
We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2022. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.
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
Besides, for financial reporting purposes, fair value measurements are categorized as level 1, 2 or 3 on the basis of the degree to which fair value measurement inputs are observable and the impact of inputs for fair value measurements overall as described below:
•Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
•Level 2: valuation techniques for which the lowest level input that is significant to their value measurement is directly or indirectly observable; and
•Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
Classification into current and non-current:
We present assets and liabilities in our consolidated statement of financial position classified as current and non-current.
Assets are classified as current when:
(i)we expect to realize the asset or intend to sell or consume it during its normal operation cycle;
(ii)we maintain the asset primarily for trading purposes;
(iii)we expect to realize the asset within twelve months after the reporting period; or
(iv)the asset is cash or cash equivalents unless the asset is restricted and may not be exchanged or used to settle a liability for at least twelve months after the reporting period.
All the other assets are classified as non-current
Liabilities are classified as current when:
(i)we expect to settle the liability during its normal operation cycle;
(ii)we maintain the liability primarily for trading purposes;
(iii)the liability must be settled within the twelve months after the reporting period; or
(iv)we do not have an unconditional rights to defer settlement of the liability for at least the twelve months after the reporting period.
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
The description of the estimates and significant accounting judgments made by our board of directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in “Note 4 of our audited consolidated statements for the year ended December 31, 2022 and 2021”.
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

•IAS 1 Classification of Liabilities as Current or Non-Current
In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments shall be effective for fiscal years beginning on or after January 1, 2024 and shall be applied retroactively. These amendments are not expected to have an impact on the Loma Negra´s consolidated financial statements.

•IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 “Insurance contracts”, a new comprehensive financial reporting standard for the Insurance contracts which covers the recognition, assessment, presentation and disclosure. Once in force, IFRS 17 shall replace IFRS 4 which was issued in 2005. IFRS 17 applies to all the types of insurance contracts (that is, life insurance, non-life insurance, direct insurance and reinsurance), irrespective of the type of entities that issue such policies as well as certain guarantees and financial instruments with certain characteristics of discretional participation. IFRS 17’s overall objective consists in the supply of an accounting model for the insurance contracts that should be more useful and systematic for the insurance companies. In contrast to the requirements of IFRS 4, which are based, to a large extent, on the enhancement of local accounting policies, IFRS 17 provides a comprehensive model for the insurance contracts that deals with all relevant accounting aspects. IFRS 17 is in force for the fiscal years starting on January 1, 2023. Since the Company is not engaged in insurance industry, the management of the Company does not expect that the application of these standard will have impact on the Group´s consolidated financial statements.

•IAS 1 and IFRS 2 Practice Statement - Disclosure of Accounting Policies
The amendments require an entity to disclose its material accounting policies, rather than its significant accounting policies. Additional amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in the IFRS 2 Practice Statement. Its application will be effective for periods beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in an accounting estimate that results from new information or new developments is not the correction of an error. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•IAS 12 - Income Tax

The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.

•Amendments to IFRS 16 - Leases

The amendment to IFRS 16 - Leases specifies requirements for seller-lessee to measure the lease liability in a sale and leaseback transaction in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains.
After the inception date of a sale-leaseback transaction, the seller-lessee applies paragraphs 29 to 35 of IFRS 16 to the right-of-use asset arising from the leaseback and paragraphs 36 to 46 of IFRS 16 to the lease liability arising from the leaseback. In applying paragraphs 36 to 46, the seller-lessee determines the "lease payments" or "revised lease payments" in such a way that the seller-lessee would not recognize any amount of gain or loss that relates to the right to use retained by the seller-lessee. The application of these requirements does not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease, as required by paragraph 46(a) of IFRS 16.
The amendment does not prescribe requirements for the specific measurement of lease liabilities that arise from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining 'lease payments' that are different from the general definition of lease payments in Appendix A of IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.
Its application will be effective for the years beginning on or after January 1, 2024. The amendments are not expected to have an impact on the Group's consolidated financial statements.

Adoption of new standards and interpretation
We has adopted all the improvements and new standards and interpretations issued by IASB that are relevant to its operations and that are effective for the financial year ended December 31, 2022. As from January 1, 2022, we began to apply the following standards:

•IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 - Business Combinations. The amendments are primarily intended to replace a reference to the framework for the preparation and presentation of financial statements, issued in 1989, with a reference to the conceptual framework for financial reporting issued in March 2018, without significantly changing its requirements. The IASB also added an exception to the recognition principle in IFRS 3 to avoid the problem of potential “day 2” gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 - Liens, if incurred separately.

•IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16 - Property, Plant and Equipment, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize the proceeds from the sale of such items and the related production costs in profit or loss.

•IAS 37 - Onerous Contract - Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract is onerous or loss-making. The amendments apply a directly related cost approach. Costs that relate directly to a contract for the supply of goods or services include both incremental costs and the allocation of other costs that relate directly to fulfilling the contract. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

•IFRS 1 - Subsidiary as a First-time Adopter

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IFRS 1 -Subsidiary as a First-time Adopter. The amendment allows a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent's date of transition to IFRS. This amendment also applies to an associate or joint venture that chooses to apply paragraph D16(a) of IFRS 1.

•IFRS 9 - Fees in the "10 percent" test for derecognition of financial liabilities

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IFRS 9 - Financial Instruments. The amendment explains the fees a company should include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. An entity includes only the fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or the lender on the other’s behalf. An entity would apply the amendment to modifications or exchanges of financial liabilities that occur on or after the beginning of the annual reporting period in which the entity first applies the amendment.

•IFRS 16 - Lease Incentives

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IFRS 16 – Leases. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to avoid any potential confusion regarding the treatment of lease incentives when applying IFRS 16.

•IAS 41 - Taxation in Fair Value Measurements

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IAS 41 - Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of assets within the scope of IAS 41.

The above amendments did not have an impact on the Group's consolidated financial statements.
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
In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:
•revenue recognition;
•leases;
•foreign currency and functional currency;
•borrowing costs;

•taxation (income tax and personal assets tax);
•property, plant and equipment;
•impairment of tangible and intangible assets;
•inventories;
•provisions, including environmental restoration and assets decommissioning obligations, and provision for lawsuits and other contingencies;
•financial instruments;
•financial assets;
•financial liabilities and equity instruments;
•short- and long-term employee benefits; and
•stripping and quarry exploitation costs.
•Ferrosur Roca S.A. concession; and
•Management’s account estimates and judgments on environmental matters
Revenue recognition
The Group is engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates. The Group also operates the Ferrosur Roca concession with approximately 3,100 km of railroads in four provinces of Argentina, that links five of Group’s production facilities (Olavarría, Barker, Ramallo, Zapala and L’Amalí) with the LomaSer distribution center, located near the major consumption area (the Buenos Aires metropolitan area). In addition, the Group is engaged in the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements (in general, they are not written) where the Group may identify the right of each one of the parties, the terms of payment and the agreement is commercial in nature.

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

Some agreements with clients offer commercial discounts or volume-based discounts. If revenue cannot be reliably measured, we defer recognition of income until the uncertainty is resolved. However, in general, performance obligations are met upon the delivery of the goods sold, at which time, both the price and any discount are specifically agreed between the parties. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and measured using the expected method or the most likely amount method, whichever enables a more accurate prediction of the amount based on the terms and conditions of the agreement.
The products sold by us in general are not returned by customers once they have been accepted and quality approved. Such approval is obtained the time of delivery.
Services rendered
We provide transportation services along with the sale of cement, concrete, limestone and aggregates. Revenues from transportation services are recognized at the time services are provided, which is usually when revenues from the sale of the transported good are recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.

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
Group as Lessee:
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

The Group applies the short-term lease recognition exception (i.e., those leases that have a lease term of 12 months or less from the inception date and do not contain a purchase option). The Group also applies the recognition exception to leases that are considered to be of low value. Payments under these leases are recognized as expense on a straight-line basis over the lease term.
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
Group as Lessor:
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

Foreign exchange gains / (losses) from monetary items are recognized in profit and loss for the year, restated at year-end currency, except for those arising from borrowings denominated in foreign currency to financing qualifying assets, such as assets under construction for future productive use, which were included in the cost of such assets for being considered as an adjustment to the cost of interest accrued on such foreign currency denominated borrowings.
Borrowing costs
Borrowing costs, net of the effect of inflation directly attributed to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of the asset until the assets are ready for use or sale.
Income earned on short-term investments of specific outstanding borrowings to finance the construction of qualifying assets is deducted from the borrowing costs that may qualify for capitalization.
All the other borrowing costs are recognized in profit or loss when incurred, net of the effect of the inflation on the liabilities that generated them.
Taxation
Argentina
Income tax
We assess the income tax charge to be booked in accordance with the deferred tax method, which considers the effect of timing differences originating in the different basis for measuring assets and liabilities according to accounting and tax criteria and of the existing net losses and unused tax credits susceptible of deduction of future taxable income computed by considering the tax rate in force. Law No. 27,630, which was enacted on June 16, 2021, introduced amendments to the corporate tax rate by setting a staggered structure of applicable rates based on the level of accumulated net taxable income for each company, which may be 25%, 30% or 35%; the 7% tax on the distribution of dividends, however, has remained unchanged.
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

Deferred tax
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
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where we are able to control the reversal of the temporary difference and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are recognized only to the extent it is probable that there will be sufficient taxable profit to use the benefits of temporary differences and they are expected to reverse in a foreseeable future period.
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
Personal asset tax—Substitute responsible
Argentine resident individuals and non-Argentine resident individuals and entities, are subject to a personal asset tax at a rate of 0.50% over of the equity value of any shares or the American Depositary Shares issued by Argentine entities, held as of December 31 of each year. The tax is on the Argentine issuers of said shares, who must pay for this tax on behalf of the relevant shareholders.
In accordance with the Personal Asset Tax Law, we are entitled to obtain a reimbursement of the tax paid from the shareholders levied with the above-mentioned tax through the reimbursement mechanism that the we deem advisable.
Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods and services, including capitalized stripping and initial preparation of open-pit quarries costs and the contra account of environmental restoration obligations, or for administrative purposes are recorded at cost restate in constant currency at the end of the reporting period, less depreciation and any accumulated impairment loss.

Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period, minus any impairment loss already recognized. Cost includes professional fees and borrowing costs related to qualifying assets, capitalized in accordance with our accounting policies. Depreciation on assets under construction only commences when such assets are ready for their intended use, as in the case of other assets.
Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

The lands owned by the Group are not subject to depreciation.
Property, plant and equipment are depreciated, except for land and assets under construction, over their estimated useful lives using the straight-line method. The estimated useful life, the residual value and the depreciation method are reviewed at the end of each fiscal year, with the effect of any changes in estimates being accounted for on a prospective basis.
Right of use assets are depreciated on a straight-line basis over the shorter of the lease term or and the estimated useful life of the assets.
Land is not subject to depreciation.
Gain or loss from the disposal or write-off of an item of property, plant and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the asset and it is recognized in profit and loss.

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
If any indication exists, we estimate the asset’s or CGU´s recoverable amount. An asset’s recoverable amount is the higher of an assets or CGU’s fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks that are specific to the asset.
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

Inventories
Inventories are stated at the lower of cost restated in constant currency at the end of period and net realizable value. Costs incurred in bringing products to their present condition are accounted for as follows:
•Raw materials and spare parts: at acquisition cost according to the weighted average price method. Cost is calculated for each of our plants.
•Finished goods and work in progress: at acquisition cost of raw materials and labor plus a proportion of manufacturing overheads based on normal operating capacity, but excluding borrowing costs.
The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In assessing recoverable amounts of inventories, slow-moving inventories are also considered. The carrying amount of inventories as of the fiscal year-end does not exceed their recoverable value.
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
Environmental restoration and asset decommissioning obligations
Under legal provisions and best practices, and the environmental commitments assumed by the Group, land used by the Group for mining and quarrying is subject to environmental restoration, and the fixed assets used in production will be removed at the end of operations.
In this context, provisions are recognized as long as they are determinable, in order to afford the estimated expenses for the environmental recovery and restoration of the mining areas and the retirement of the corresponding productive assets. These provisions are recorded simultaneously with the increase in value in the underlying asset and the relevant depreciation of the assets involved is recognized in profit and loss prospectively.
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
In addition, we follow the practice of progressively restoring the areas by the removal of quarries using the provisions recognized for that purpose.

Provisions for lawsuits and other contingencies

The final settlement cost of complaints and litigation may vary due to estimates based on different interpretations of regulations, opinions and final assessments of damages. Therefore, any change in the circumstances related to this type of contingencies may have a significant impact on the amount of the provision for contingencies recorded.

In the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group has not record a provision as it is has not been required under any existing accounting standards.

The Group makes judgments and estimates to assess whether it is necessary to record costs and make provisions for environmental cleanup remediation and asset retirement obligations based on the current information related to expected remediation costs and plans. In the case of environmental provisions, costs may differ from estimates due to changes in laws and regulations, discovery and analysis of local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded in these consolidated financial statements.
Financial instruments
Financial assets and financial liabilities are recognized when we become a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financials assets and financial liabilities (other than financial assets and liabilities at fair value through profit or loss) are added or deducted from the fair value of the financial assets of financial liabilities, as appropriate, on initial recognition. Transactions costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
Interest and financial income are recognized to the extent the effective interest rate is accrued.
In general, the Group receives short-term advances from its customers. Pursuant to the practical expedient of IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group does not receive any long-term advances from its customers.
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
According to the provisions under IFRS 9 “Financial instruments”, we classify for purposes of subsequent measurement our financial assets into the following two categories because the company has not asset that are designated as fair value through other comprehensive income:
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
Derecognition
Purchases and sales of financial assets are recognized on the date when we undertake to purchase or sell the asset. The financial assets are de-recognized when:
•The rights to receive cash flows from the asset have expired, or
•We have transferred our rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: a) we have transferred substantially all risks and rewards of the asset or b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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
The Group defined a policy to calculate ECLs for trade receivables and record the related allowance for debtors’ impairment. The provision is initially based on the Group’s historical observed default rates and it is complemented by a case by case analysis to identify special circumstances on individual customers and/or transactions.
Evidence of impairment includes indications that the debtors or a group of debtors are experiencing serious financial difficulties, default or arrears in interest or principal payments, the likelihood that they will be declared bankrupt or file for reorganization proceedings, and when such observable data indicates that there is a decrease in the estimated future cash flows.
The amount of the impairment is measured as the difference between the book value of the asset and the present value of estimated future cash flows (to the exclusion of future loan losses not incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is written down and the amount of the loss is recognized in the profit or loss and other comprehensive income. As a practical measure, we may measure impairment on the basis of the fair value of an instrument, using an observable market price. If, in a subsequent period, the impairment amount decreases and such reduction is related to an event taking place after the original impairment, the reversal of the impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.
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
Equity instruments
An equity instrument consists in a contract evidencing a residual ownership interest over an entity’s net assets after deducting all its liabilities. Equity instruments issued by us at the amount of proceeds receivable, net of direct issuance costs.
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
a)It has been acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or

b)It is part of a portfolio of identified financial instruments that are managed together and, at a later date, there arises evidence for the first time of a recent actual pattern of short-term profit taking; or
c)It is a derivative, except for a derivative that is a designated and effective hedging instrument.
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
Financial liabilities (other than financial liabilities held for trading) or contingent consideration to be paid by an acquirer as a part of a business combination may be designated as a liability at fair value through profit and loss upon initial recognition if:
•Such designation eliminates or significantly reduces a potential accounting mismatch that would otherwise arise; or
•Financial liabilities are part of a group of financial assets or liabilities or both, which is managed and whose performance is assessed on the basis of fair value, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or
•They are part of a contract containing one or more embedded derivatives, and IFRS 9 allows the entire combined contract to be carried at fair value through profit and loss.
We has no financial liabilities measured at fair value to be presented in the statement of financial position.
Other financial liabilities:
Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of transaction costs.
Subsequent to initial recognition, other financial liabilities are then measured at amortized cost using the effective interest rate method, with interest expense recognized based on actual return.
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
Under this Program, a liability was recorded to reflect the fair value of the obligations resulting from the incentive plan as they are settled in cash. Such fair value is determined at the opening date and at every reporting period of the fiscal year until the date when the plan is settled. To calculate fair value, it is the Black-Scholes method that is used. Changes in the fair value are recorded as an expense during the vesting period and any changes in the fair value are recognized in salaries, wages and social security contributions within the statement of profit or loss and other comprehensive income and the related liability is recognized in non-current salaries and social security payables within the statement of financial position. See “Note 19 of our consolidated financial statements”.
During the fiscal year 2021, the board of directors, through its meeting held on February 12, 2021, implemented two new employee incentive programs in order to retain certain high-ranking employees and align their interests with those of our company and its shareholders. These programs replaced the program previously approved by the board of directors at its meeting of January 24, 2018.
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
On December 21, 2022, and December 21, 2021, our board of directors approved the issuance of the new plans within the framework of the programs implemented in February 2021.
The cost of the new share-based payment plans to be settled with equity instruments was initially measured at fair value at the date of grant, determined using a valuation model appropriate to the circumstances. The cost of this type of plan, along with the related changes, is recognized in “Share-based payment plans” in shareholders’ equity over the period in which the performance and/or service conditions are met, with contra to “Salaries, wages and social security contributions”. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that will ultimately remain as vested benefit for the employees. On January 2023 and 2022, 17,473 and 10,069 ADRs, respectively, were distributed under the above incentive program.
Stripping and quarry exploitation costs
Following the guidelines established by IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine", the costs of stripping and initial preparation of open-pit quarries for subsequent exploitation are capitalized as property, plant and equipment, as part of the Company’s open-pit quarry stripping and development costs, and are subsequently depreciated based on the units extracted, considering to that end the estimation of reserves available for extraction and existing in the stripped area at all times. The Group periodically revalues the estimate of proven reserves in stripped quarries and prospectively adjusts the effects of any difference in the estimate of tons available for extraction. Due to the frequency in which estimates are reviewed, the risk of significant differences in estimates is reduced. Extraction costs incurred later during the production phase of the Company are recognized as part of production costs.
In the ordinary course of business, the Company undertakes several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of the volume and qualification of the resources identified, among others.

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
All capitalized stripping, exploration and evaluation costs are subject to impairment testing. In the case of determining a potential impairment indicator, the Company carries out an assessment of its recoverability together with the group of related operating assets, which represents the cash-generating unit to which the exploration is attributed.

Ferrosur Roca S.A. concession

Management has reviewed the Group’s interest in Ferrosur Roca S.A., taking into account the provisions of IFRIC 12 Service Concession Arrangements, which provides guidance on accounting by the operators of public-to-private service concession arrangements.

Based on the fact that the grantor neither controls nor regulates which services should be provided by the operator to the infrastructure or to whom it must provide them, and at what price, the Company's management concluded that the Ferrosur Roca S.A. concession is out of the scope of IFRIC 12 and, therefore, the Group does not apply its provisions. Accordingly, the Group has recorded the assets received from the concession and those subsequently acquired under IAS 16 - Property, Plant and Equipment.

The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 38. On December 22, 2022, the Ministry of Transport provisionally granted an extension for an additional term of 18 months as from the expiration date of the concession. Therefore, the concession of Ferrosur Roca S.A. will end in September 2024.

The Group has evaluated potential business scenarios based on its intention to continue delivering services as a rail network operator and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. The evaluations carried out by the Group are detailed in Note 38 to the consolidate financial statements.

Management’s accounting estimates and judgments on environmental matters

The Group is constantly working on a responsible and sustainable business strategy, committed to improving environmental performance on an ongoing basis, minimizing environmental impact caused by its operations, and providing maximum value for society.

To this end, the Group has set various environmental sustainability goals within the medium term (year 2030) and long term (year 2050), in alignment with the 2030 Agenda Sustainable Development Goals (“SDG”) promoted by the United Nations.

The main committed goals aim to maxime energy efficiency and renewable energy, reduce gas emissions and improve air quality, reduce the carbon footprint, maximize water management, streamline waste management by promoting circular economy, and improve efficiency in the use of materials.

In preparing the consolidated financial statements, the Group's management has considered the potential environmental impact. Therefore, the estimates and judgments made by the Group's management primarily involve assumptions related to future regulations and performance of the industry in which the Group operates. The effects of changes in the estimates and judgments made may primarily relate to impairment tests on property, plant and equipment, the estimated useful life of fixed those assets and therefore the related depreciation recognized annually, as well as the recognition of provisions, such as the environmental provision to afford the estimated expenses for the environmental recovery and restoration of the mining areas exploited by the Group.

Components of Certain Statement of Profit or Loss and Other Comprehensive Income Line Items
Revenues
Our revenues are derived by deducting discounts to clients from our gross sales revenue. Practically all of our gross sales revenue is denominated in pesos and is derived primarily from our sale of cement products, concrete, aggregates and railway services.
Cost of Sales
Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
	2022	2021	2020
	(in percentages)
Thermal energy	15.9	13.7	11.1
Salaries, wages and social security charges	14.9	15.8	17.6
Depreciation	12.3	11.8	12.5
Freight	10.7	10.3	8.8
Electrical power	8.7	9.8	9.3
Preservation and maintenance costs	8.5	9.3	9.3
Contractors	6.9	7.4	6.6
Packaging	3.5	4.1	4.9
Fees and compensation for services	1.9	2.0	2.1
Taxes, contributions and commissions	1.8	2.0	2.0
Transport and travelling expenses	0.7	0.7	0.7
Security	0.5	0.5	0.7
Employee benefits	0.4	0.4	0.4
Insurance	0.3	0.3	0.3
Leases	0.2	0.1	0.1
Communications	0.1	0.1	0.1
Canon (concession fee)	0.1	0.1	0.1
Data processing	0.1	0.0	0.0
Water, natural gas and energy services	0.0	0.0	0.0
Tolls	0.0	0.0	0.4
Others	1.4	1.4	1.3
Production expenses	88.8	89.9	88.3
Cost of sales	100.0	100.0	100.0
Selling and Administrative Expenses
Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling and administrative expenses that each such component represented for the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
	2022	2021	2020
	(in percentages)
Salaries, wages and social security charges	25.1	22.7	24.8
Taxes, contributions and commissions	24.3	24.9	25.4
Freight	14.7	15.3	13.2
Managers, directors and trustees’ fees	7.7	7.4	8.4
Fees and compensation for services	6.6	5.9	8.4
Depreciation and amortization	6.5	5.9	8.3
Advertising expenses	4.6	4.9	2.2
Data processing	2.5	2.9	1.8
Insurance	2.5	2.3	2.2
Transport and travelling expenses	1.3	0.5	0.6
Communications	0.8	0.7	0.9
Employee benefits	0.8	0.8	1.0
Leases	0.3	0.4	0.4
Security	0.2	0.2	0.2
Allowance for doubtful accounts	0.2	3.1	0.2
Preservation and maintenance costs	0.2	0.2	0.3
Water, natural gas and energy services	0.0	0.1	0.1
Others	1.7	1.7	1.7
Total selling and administrative expenses	100.0	100.0	100.0
Financial results, net
Our financial results principally reflects: (1) loss from securities transactions, (2) interest payments in respect of our short- and long-term indebtedness; (3) income from our financial investments; (4) unwinding on liabilities and receivables; (5) foreign exchange variations related to our foreign currency-denominated indebtedness; (6) fees, commissions and other charges paid to financial institutions for borrowings; and (7) gain or loss on net monetary position. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2022, see “-Liquidity and Capital Resources”.

The Group has changed during the current year the criteria for the disclosure of financial income and expenses, that are currently presented in nominal terms, restated at year-end currency. The criteria followed in prior years was to present them in real terms, i.e., net of the effect of inflation on the assets and liabilities that generated these income or expenses. The figures for the year ended December 31, 2021 and 2020 presented in this annual report have been modified for comparability purposes.
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

Results of Operations
In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the periods indicated to our consolidated results of operations, see “Note 31 to our audited consolidated financial statements included elsewhere in this annual report”.
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
Year Ended December 31, 2022, compared to the Year Ended December 31, 2021
The following table sets forth our statement of profit or loss and other comprehensive income for 2022 and 2021:

	For the Year Ended December 31,		Variation
	2022	2021	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	145,132.6	143,500.5	1,632.1	1.1
Cost of sales	(105,939.9)	(98,144.8)	(7,795.1)	7.9
Gross profit	39,192.7	45,355.7	(6,163.0)	(13.6)
Selling and administrative expenses	(12,510.6)	(12,327.9)	(182.7)	1.5
Impairment of property, plant and equipment	—	(297.7)	297.7	(100.0)
Other gains and losses	3,385.4	408.0	2,977.4	729.8
Tax on debits and credits to bank accounts	(1,455.2)	(1,446.2)	(9.0)	0.6
Finance results, net
Exchange rate differences	(7,419.1)	(3,207.7)	(4,211.4)	131.3
Gain on net monetary position	13,747.2	3,911.8	9,835.4	251.4
Financial income	1,626.3	1,991.0	(364.7)	(18.3)
Financial expenses	(25,563.7)	(2,612.4)	(22,951.3)	878.6
Profit before taxes	11,003.0	31,774.6	(20,771.6)	(65.4)
Income tax expense
Current	(4,104.7)	(12,931.4)	8,826.7	(68.3)
Deferred	(5,091.4)	(6,485.2)	1,393.8	(21.5)
Net profit	1,806.9	12,358.0	(10,551.1)	(85.4)
________________
Revenues
Our revenues increased Ps. 1,632 million, or 1.1%, from Ps. 143,501 million in 2021 to Ps. 145,133 million in 2022, mainly due to the sales volume increase of 9.7%, 11.0%, 48.1% and 4.8% in our cement, masonry cement and lime segment, concrete segment, aggregates segment and railroad segment, respectively.
•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 175 million, from Ps. 128,418 million in 2021 to Ps. 128,244 million in 2022, mainly due to an average sales price decrease of 8.9%, partially offset by an increase of 9.7% in sales volume.
•Concrete segment: Revenues from our concrete segment increased Ps. 1,894 million, from Ps. 10,372 million in 2021 to Ps. 12,266 million in 2022, mainly due to an increase of 11.0% in sales volume and an average sales price increase of 6.6%.

•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, increased Ps. 36 million, from Ps. 11,648 million in 2021 to Ps. 11,684 million in 2022, mainly due to an increase of 4.8% in sales volume, driven by strong demand for building materials, offset by a decline of 4.3% in the average sales price.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps. 1,459 million, from Ps. 2,158 million in 2021 to Ps. 3,617 million in 2022, mainly due to an increase of 48.1% in sales volume and an average price increase of 13.2%.
•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps. 45 million, from Ps. 867 million in 2021 to Ps. 911 million in 2022.
Cost of sales
Our cost of sales increased Ps. 7,795 million, or 7.9%, from Ps. 98,145 million for 2021 to Ps. 105,940 million for 2022, mostly as a consequence of the higher sales volume. The main contributors to our cost of sales increase during the period were (1) Ps. 3,045 million in thermal and electrical energy costs, due to higher sales volume and higher unitary costs. In 2022, thermal and electrical energy incidence in our unitary cost in U.S. dollars increased by 45% and 12% respectively; (2) Ps. 1,160 million in higher freight costs, principally due to higher sales volume and inflation (in 2022, incidence of freights in our unitary cost in U.S. dollars increased by 25%); and (3) a Ps. 1,414 million increase in depreciation.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2022	2021
	(in millions of Ps.)
Purchases and production expenses for the year	109,774.8	98,607.2
(+) Inventories at the beginning of the year	22,949.2	22,486.8
(-) Inventories at the end of the year	26,784.1	22,949.2
Cost of sales	105,939.9	98,144.8
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, increased Ps. 6,525 million, or 8.0%, from Ps. 81,583 million in 2021 to Ps. 88,108 million in 2022. This increase in cost of sales was mainly due to (1) higher thermal and electrical energy costs as a consequence of increased sales volume and higher unitary costs in US dollars; (2) an increase in depreciation due to the completion of L’Amalí’s expansion project; (3) higher freight costs mainly due to increased outbound and inbound transportation needs.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, increased Ps. 1,148 million, or 10.3%, from Ps. 11,111 million in 2021 to Ps. 12,259 million in 2022, mainly reflecting an increase in costs due to higher sales volume and higher costs related to salaries, wages and social security charges.
•Railroad segment: Cost of sales from our railroad segment increased Ps. 730 million, or 5.8%, from Ps. 12,525 million in 2021 to Ps. 13,255 million in 2022, mainly impacted by higher transported volume coupled with higher depreciation, maintenance, contractors and fuel costs.
•Aggregates segment: Cost of sales from our aggregates segment increased Ps. 1,018 million, or 44.2%, from Ps. 2,303 million in 2021 to Ps. 3,322 million in 2022, mainly reflecting an increase in costs due to higher sales volume, higher equipment leases and an increase in salaries, wages and social security charges.
•Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps. 1 million, or 0.2%, from Ps. 585 million in 2021 to Ps. 586 million in 2022.

Gross profit
Due to the factors mentioned above, our gross profit decreased Ps. 6,163 million, or 13.6%, from Ps. 45,356 million in 2021 to Ps. 39,193 million in 2022. Our gross margin (gross profit divided by revenues and expressed as a percentage) was contracted by 460 basis points, from 31.6% in 2021 to 27.0% in 2022.
Selling and administrative expenses
Our selling and administrative expenses increased Ps. 183 million, or 1.5%, from Ps. 12,328 million in 2021 to Ps. 12,511 million in 2022, mainly due to (1) an increase in salaries, wages and social security charges; (2) an increase in transport and travel expenses; and (3) an increase in depreciation. However, this was partially offset by the recognition of an allowance for doubtful receivables in the railroad segment in 2021, which affected the comparison.
Other gains and losses
Our other gains and losses increased Ps. 2,977 million, or 729.8%, from Ps. 408 million in 2021 to Ps. 3,385 million in 2022, mainly due to the sale of a non-strategic property in Olavarría.
Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits increased Ps. 9 million, or 0.6%, from Ps. 1,446 million in 2021 to Ps. 1,455 million in 2022, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our financial results decreased Ps. 17,692 million, from a gain of Ps. 83 million in 2021 to a loss of Ps. 17,609 million in 2022, principally due to (1) a loss of Ps. 17,636 million from securities transactions; (2) an increase in gain on net monetary position of Ps. 9,835 million; (3) a higher loss of Ps. 4,211 million from exchange rate differences; and (4) a lower net financial income and expense of Ps. 5,680 million.
Our financial expenses increased Ps. 22,951 million, or 878.6%, from Ps. 2,612 million in 2021 to Ps. 25,564 million in 2022, mainly due to a loss of Ps. 17,636 million from securities transactions of and an increase in interest expenses of Ps. 4,744 million.
Our financial income decreased Ps. 365 million, or 18.3%, from Ps. 1,991 million for 2021 to Ps. 1,626 million for 2022.
Income tax expense
Our income tax expense decreased Ps. 10,220 million, or 52,6%, from Ps. 19,417 million in 2021 to Ps. 9,196 million in 2022. The effective tax rate was 83.6% in 2022 compared to 61.1% in 2021.

The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2022	2021
	(amounts in millions of Ps.)
Profit before income tax expense	11,003.0	31,774.5
Statutory rate	35%	35%
Income tax at statutory rate	(3,851.1)	(11,121.1)
Adjustments for calculation of the effective income tax:
Valuation allowance of specific tax loss carryforwards	(4,490.2)	—
Recovery of tax losses / Unrecognized tax loss	5.5	(462.0)
Effects of the inflation adjustment for accounting and tax purposes	(825.9)	(330.7)
Change in tax rate	0.9	(7,514.9)
Other non-taxable income or non-deductible expense net	(35.4)	12.0
Income tax expense	(9,196.2)	(19,416.7)
Income tax expense
Current	(4,104.7)	(12,931.4)
Deferred	(5,091.4)	(6,485.2)
Total	(9,196.1)	(19,416.6)

Our current income tax decreased Ps. 8,827 million, or 68.3%, from Ps. 12,931 million in 2021 to Ps. 4,105 million in 2022, mainly explained by the impact of accelerated depreciation of mining assets related to L'Amalí's second line as stated in Law 24,196, net of valuation allowance of the specific tax carryforwards recorded in 2022.
Our deferred income tax decreased Ps. 1,394 million, from Ps. 6,485 million in 2021 to Ps. 5,091 million in 2022, mainly due to the impact of the change in tax rate in 2021.
Net profit
As a result of the foregoing, our net profit decreased Ps. 10,551 million, or 85.4%, from Ps. 12,358 million in 2021 to Ps. 1,807 million in 2022. Our net margin (net profit divided by revenues and expressed as a percentage) decreased by 737 basis points, from 8.6% in 2021 to 1.2% in 2022, mainly explained by the extraordinary loss from securities transactions.

Year Ended December 31, 2021, compared to the Year Ended December 31, 2020
The following table sets forth our statement of profit or loss and other comprehensive income for 2021 and 2020:

	For the Year Ended December 31,		Variation
	2021	2020	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	143,500.5	122,382.4	21,118.1	17.3
Cost of sales	(98,144.8)	(85,344.5)	(12,800.3)	15.0
Gross profit	45,355.7	37,037.9	8,317.8	22.5
Loss from interest in companies	—	(1,187.2)	1,187.2	(100.0)
Selling and administrative expenses	(12,327.9)	(10,157.5)	(2,170.4)	21.4
Other gains and losses	408.0	432.8	(24.8)	(5.7)
Impairment of property, plant and equipment	(297.7)	(2,784.3)	2,486.6	89.3
Tax on debits and credits to bank accounts	(1,446.2)	(1,438.9)	(7.3)	0.5
Finance costs, net
Exchange rate differences	(3,207.7)	4,846.4	(8,054.1)	(166.2)
Gain on net monetary position	3,911.8	5,678.1	(1,766.3)	(31.1)
Financial income	1,991.0	1,303.0	688.0	52.8
Financial expenses	(2,612.4)	(8,688.0)	6,075.6	(69.9)
Profit before taxes	31,774.6	25,042.3	6,732.3	26.9
Income tax expense
Current	(12,931.4)	(7,018.7)	(5,912.7)	84.2
Deferred	(6,485.2)	363.3	(6,848.5)	n/a
Net profit from continuing operations	12,358.0	18,386.9	(6,028.9)	(32.8)
Income from discontinued operations	—	15,079.3	(15,079.3)	n/a
Net profit	12,358.0	33,466.2	(21,108.2)	(63.1)
Revenues
Our revenues increased Ps. 21,118 million, or 17.3%, from Ps. 122,382 million in 2020 to Ps. 143,501 million in 2021, mainly due to the sales volume increase of 18.7%, 73.4%, 47.1% and 14.1% in our cement, masonry cement and lime segment, concrete segment, aggregates segment and railroad segment, respectively.
•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, increased Ps. 16,693 million, from Ps. 111,729 million in 2020 to Ps. 128,418 million in 2021, mainly due to the increase of 18.7% in sales volume, and partially offset by an average sales price decrease of 3.1%.
•Concrete segment: Revenues from our concrete segment increased Ps. 4,388 million, from Ps. 5,984 million in 2020 to Ps. 10,372 million in 2021, mainly due to an increase of 73.4% in sales volume. This recovery followed a difficult 2020, which was heavily affected by the COVID-19 lock-down and economic uncertainty that impacted major private and public projects.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, increased Ps. 1,076 million, from Ps. 10,572 million in 2020 to Ps. 11,648 million in 2021, mainly due to an increase of 14.1% in sales volume, mainly as a consequence of the rebound in frac-sand and building materials demand from last year drop due to COVID-19 restrictions, offseted by a decline of 3.4% in the average sales price.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps. 978 million, from Ps. 1,180 million in 2020 to Ps. 2,158 million in 2021, mainly due to an increase of 47.1% in sales volume and an average price increase of 24.3%.

•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps. 271 million, from Ps. 596 million in 2020 to Ps. 867 million in 2021.
Cost of sales
Our cost of sales increased Ps. 12,800 million, or 15.0%, from Ps. 85,345 million in 2020 to Ps. 98,145 million in 2021, mainly due to higher sales volume. The main contributors to our cost of sales increase during the period were (1) an increase of Ps. 3,993 million and Ps. 1,638 million in thermal and electrical energy costs, respectively, as a consequence of higher sales volume and higher unitary costs. In 2021, thermal and electrical energy incidence in our unitary cost in U.S. dollars increased by 15% and 5%, respectively; (2) an increase of Ps. 2,622 million freights, principally due to higher sales volume, in 2021, incidence of freights in our unitary cost in U.S. dollars remained flat; (3) higher costs in preservation, maintenance and contractors due to the normalization of the main equipment´s overhauling schedule after a year affected by the pandemic restrictions of Ps. 1,153 million and Ps. 1,718 million, respectively; and (4) an increase of Ps. 968 million in depreciation.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2021	2020
	(in millions of Ps.)
Purchases and production expenses for the year	98,607.2	82,454.6
(+) Inventories at the beginning of the year	22,486.8	25,376.7
(-) Inventories at the end of the year	22,949.2	22,486.8
Cost of sales	98,144.8	85,344.5
The cost of sales of our segments is set forth below:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, increased Ps. 11,271 million, or 16.0%, from Ps. 70,315 million in 2020 to Ps. 81,583 million in 2021. This rise in cost was primarily due to an increase in (1) thermal and electricity costs, as a consequence of higher sales volume and higher unitary costs in US dollars; (2) higher freight costs due to increased outbound and inbound transportation needs; (3) higher costs in preservation, maintenance and contractors due to the normalization of the main equipment´s overhauling schedule; and (4) an increase in depreciation costs due to the completion of L’Amalí’s expansion project.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, increased Ps. 2,324 million, or 26.5%, from Ps. 8,787 million in 2020 to Ps. 11,111 million in 2021, mainly reflecting an increase in variable costs due to higher sales volume, as well as higher salaries, wages, and social security charges.
•Railroad segment: Cost of sales from our railroad segment increased Ps. 734 million, or 6.2%, from Ps. 11,791 million in 2020 to Ps. 12,525 million in 2021, mainly impacted by higher transported volume coupled with higher salaries, wages and social security charges and higher maintenance and contractors costs.
•Aggregates segment: Cost of sales from our aggregates segment increased Ps. 604 million, or 35.5%, from Ps. 1,701 million in 2020 to Ps. 2,303 million in 2021, mainly reflecting an increase in variable costs due to higher sales volume and higher preservation and maintenance, and an increase in salaries, wages and social security charges.
•Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps. 152 million, or 35.1%, from Ps. 432 million in 2020 to Ps. 585 million in 2021, mainly due to higher sales volume and salaries, wages and social security charges.

Gross profit
Due to the factors mentioned above, our gross profit increased Ps. 8,318 million, or 22.5%, from Ps. 37,038 million in 2020 to Ps. 45,356 million in 2021. Our gross margin (gross profit divided by revenues and expressed as a percentage) was expanded by 134 basis points from 30.3% in 2020 to 31.6% in 2021.
Selling and administrative expenses
Our selling and administrative expenses increased Ps. 2,170 million, or 21.4%, from Ps. 10,157 million in 2020 to Ps. 12,328 million in 2021, mainly due to (1) an increase in the turnover tax as a consequence of higher revenues; and (2) an increase in freights to clients due to higher sales volume.
Other gains and losses
Our other gains and losses were Ps. 408 million in 2021, decreasing Ps. 25 million, or 5.7%, from Ps. 432 million in 2020, which included a gain over tax credit assignment and from the amendment to the ADSs program agreement with the exclusive depositary and lease income, jointly with other miscellaneous losses.
Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits increased Ps. 8 million, or 0.5%, from Ps. 1,439 million in 2020 to Ps. 1,445 million in 2021, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our financial results decreased Ps. 3,057 million, from a gain of Ps. 3,139 million in 2020 to a gain of Ps. 83 million in 2021, principally due to (1) a lower gain of Ps. 8,054 million from exchange rate differences; (2) a decrease in gain on net monetary position of Ps. 1,766 million; and (3) a higher net financial income and expense of Ps. 6,764 million.
Our financial expenses decreased Ps. 6,076 million, or 69.9%, from Ps. 8,688 million in 2020 to Ps. 2,612 million in 2021, mainly due to lower interest expense of Ps. 4,975 million and Ps. 705 million from unwinding of discounts on receivables.
Our financial income increased Ps. 688 million, or 52.8%, from Ps. 1,303 million for 2020 to Ps. 1,991 million for 2021.
Income tax expense
Our income tax expense increased Ps. 8,301 million, or 74.7%, from Ps. 11,106 million in 2020 to Ps. 19,417 million in 2021. The effective tax rate was 61.1% in 2021 compared to 24.9% in 2020.

The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2021	2020
	(amounts in millions of Ps.)
Profit from continuing operations before income tax expense	31,774.5	25,042.3
Profit from discontinued operations before income tax expense	—	19,539.9
Statutory rate	35%	30%
Income tax at statutory rate	(11,121.1)	(13,374.7)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	—	1,889.5
Unrecognized tax losses	(462.0)	(473.1)
Effects of the inflation adjustment for accounting and tax purposes	(330.7)	550.3
Change in tax rate(1)	(7,514.8)	359.2
Other non-taxable income or non-deductible expense net	12.0	(67.2)
Income tax expense	(19,416.6)	(11,116.0)
Income tax expense
Current	(12,931.4)	(11,459.1)
Deferred	(6,485.2)	343.1
Total	(19,416.6)	(11,116.0)

Income tax included in the statements of other comprehensive income	(19,416.6)	(6,655.4)
Income tax from discontinued operations	—	(4,460.6)

________________
(1)Law No. 27,430 had set forth for the tax periods commencing as from January 1, 2020, that the tax rate payable by corporations as income tax would decrease from 30% to 25% and that the additional tax on dividends or earnings that are distributed to individuals in Argentina and abroad and foreign legal entities would rise from 7% to 13%. The Law No. 27,541 postpones such change in tax rates and maintains the original 30% and 7% tax rates until the fiscal years starting on January 1, 2021, inclusive. However, the Argentine Congress approved Law 27,630, which modifies: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate.

Our current income tax increased Ps. 1,472 million, or 12.8%, from Ps. 11,459 million in 2020 to Ps. 12,931 million in 2021, mainly explained by a higher profit from continuing operations and the extraordinary impact on 2020 due to the sale of our share in Yguazú Cementos S.A. Our deferred income tax increased Ps. 6,828 million, from a gain of Ps. 343 million in 2020 to a loss of Ps. 6,485 million in 2021, mainly due to the impact of the change in tax rate.
Net profit
As a result of the foregoing, our net profit decreased Ps. 21,108 million, or 63.1%, from Ps. 33,466 million in 2020 to Ps. 12,358 million in 2021. Our net margin (net profit divided by revenues and expressed as a percentage) decreased by 1,873 basis points, from 27.3% in 2020 to 8.6% in 2021, mainly explained by the extraordinary result in 2020 due to the sale of our share in Yguazú Cementos S.A.
Our net profit from continuing operations decreased Ps. 6,029 million, or 32.8%, from Ps. 18,387 million in 2020 to Ps. 12,358 million in 2021, mainly explained by higher operational results due to increased operations, offset by higher income tax expense and the impact of the change in the income tax rate.
B.Liquidity and Capital Resources
Our financial condition and liquidity is and will be influenced by a variety of factors, including:
•our ability to generate cash flows from our operations;

•the level of our outstanding indebtedness and the interest that we are obligated to pay on our indebtedness, which affect our net financial expenses;
•prevailing domestic and international interest rates, which affect our debt service requirements; and
•our capital expenditure requirements, which consist primarily of investments in our operations, maintenance, equipment and plant facilities.
Our principal cash requirements consist of the following:
•working capital requirements;
•the servicing of our indebtedness; and
•capital expenditures related to investments in our operations, maintenance, equipment and plant facilities.
During 2022, we used cash flow generated by our continuing operations primarily for capital expenditures, working capital needs,repayment of borrowings and dividends payments. As of December 31, 2022, our cash and cash equivalents (defined as cash and banks and short-term investments) was Ps. 4,911 million, and we had a negative working capital (defined as current assets less current liabilities) of Ps. 1,459 million, mainly as a consequence of short-term debt and accounts payable.
We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs at least for the next 12 months. We implement liquidity risk management practices, keeping cash and other liquid instruments, as well as available funds. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. Although we believe that we have adequate sources of liquidity for the forthcoming years (see “Note 24 to our audited consolidated financial statements”), weaker economic conditions could adversely affect our business, results of operations and financial condition. In addition, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business.
Capital Resources
After the completion of our capacity expansion project with the second line of L'Amalí, we significantly reduced our capital expenditures needs. During 2022, we principally invested in maintenance capital expenditures, which were financed mainly from our cash of operations and new debt financings.
Regarding future commitments, we have no other material investment plans other than the one related to the legal requirement of adjusting our cement bags to the 25 kilograms format. See "Item 3.D. Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.”
Cash Flows
The table below sets forth our cash flows from continuing operating activities, continuing investing activities and continuing financing activities for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of Ps.)
Cash and cash equivalents at the beginning of the year	6,439.3	12,865.2	5,220.5
Net cash generated by operating activities	31,362.0	29,316.1	35,944.9
Net cash used in investing activities	(4,716.9)	(17,229.6)	(4,606.5)
Net cash used in financing activities	(24,781.8)	(17,063.1)	(38,448.1)
Net effect of discontinued operations	—	—	5,506.7
Effect of restating in constant currency of cash and cash equivalents	(3,619.8)	(3,632.8)	(3,590.0)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	228.1	2,183.5	12,837.7
Cash and cash equivalents at the end of the year	4,910.9	6,439.3	12,865.2

Year Ended December 31, 2022
In 2022, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by continuing operating activities was Ps. 36,297 million. The sum of changes used in continuing operating assets and liabilities were Ps. 18,682 million in 2022, which was mainly due to cash flows of Ps. 10,634 million in income tax paid and an increase of Ps. 10,324 million from trade accounts and other receivables, an increase in inventories for Ps. 3,166 million, partially offset by a Ps. 11,164 million from an increase in trade account payables. In 2022, net cash provided by continuing operating activities of Ps. 31,362 million.
Our net cash flow used in continuing investing activities was Ps. 4,717 million in 2022, mainly as a result of our acquisition of property, plant and equipment of Ps. 10,203 million, partially offset by Ps. 3,296 million from proceeds from disposal of property, plant and equipment and Ps. 2,395 million from redemption of investments.
Our net cash flow used in continuing financing activities was Ps. 24,782 million in 2022, primarily due to dividend payments of Ps. 21,806 million, interest paid to service our debt of Ps. 4,756 million and repurchase of common stock for Ps. 1,797 million, partially offset by net proceeds from borrowings of Ps. 3,861 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 1,528 million in 2022.
Year Ended December 31, 2021
In 2021, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by continuing operating activities was Ps. 45,826 million. The sum of changes used in continuing operating assets and liabilities were Ps. 16,510 million in 2021, which was mainly due to cash flows of Ps. 12,231 million in income tax paid and an increase of Ps. 2,906 million from trade account receivables, partially offset by a Ps. 1,573 million from an increase in trade account payables. In 2021, net cash provided by continuing operating activities of Ps. 29,316 million.
Our net cash flow used in continuing investing activities was Ps. 17,230 million in 2021, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project of Ps. 13,807 million.
Our net cash flow used in continuing financing activities was Ps. 17,063 million in 2021, due to repayment of borrowings of Ps.13,394 million, repurchase of common stock for Ps. 4,650 million and interest paid to service our debt of Ps. 1,111 million, partially offset by proceeds from borrowings of Ps. 2,436 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 6,426 million in 2021.
Year Ended December 31, 2020
In 2020, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 40,034 million. The sum of changes used in continuing operating assets and liabilities were Ps. 12,230 million in 2020, which was mainly due to cash flows of Ps. 3,638 million in income tax paid, a decrease in trade account payables of Ps. 7,180 and an increase in trade accounts receivables of Ps. 1,590 million. In 2020, net cash provided by continuing operating activities of Ps. 33,482 million.
Our net cash flow used in continuing investing activities was Ps. 4,203 million in 2020, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project of Ps. 28,341, partially offset by proceeds from disposal of Yguazú Cementos S.A.
Our net cash flow used in continuing financing activities was Ps. 30,882 million in 2020, due to repayment of borrowings of Ps. 51,382 million, and interest paid to service our debt of Ps. 8,553 million and the payment of a dividend of Ps. 7,832 million, partially offset by proceeds from borrowings of Ps. 37,317 million.
Our cash and cash equivalents of operations increased by Ps. 7,645 million in 2020.

Indebtedness and Financing Strategy
As of December 31, 2022, our total outstanding consolidated borrowings were Ps. 20,770 million, consisting of Ps. 10,891 million of short-term borrowings, including current portion of long-term borrowings (or 52% of our total borrowings) and Ps. 9,880 million of long-term borrowings (or 48% of our total borrowings).

Our foreign currency-denominated consolidated borrowings as of December 31, 2022, were Ps. 10,882 million (or 52% of our total borrowings), all of which were denominated in U.S. dollars. Our peso-denominated borrowings were Ps. 9,888 million (or 48% of our total borrowings).
As of December 31, 2022, 85% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on Libor, while the portion in pesos accrued interest at the short-term market rate. The remaining 15% accrues interest at a fixed rate in pesos.
The following table sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2022:

	December 31, 2022
	Re.	Company	Rate	Last maturity date	Amount
					In millions Ps.
Loans in foreign currency - US$
Industrial and Commercial Bank of China	(1)	Loma Negra CIASA	3-Month Libor + 7.50%	Nov-23	689.9
Industrial and Commercial Bank of China	(2)	Loma Negra CIASA	3-Month Libor + 8.00%	Jul-24	10,116.1
Banco Patagonia	(3)	Ferrosur Roca S.A.	13.5%	Feb-23	43.0
Banco Patagonia	(3)	Ferrosur Roca S.A.	15.0%	Feb-23	4.9
Banco Patagonia	(3)	Ferrosur Roca S.A.	37.0%	Feb-23	1.9
Banco Patagonia	(3)	Ferrosur Roca S.A.	19.0%	Mar-23	2.9
Banco Patagonia	(3)	Ferrosur Roca S.A.	15.0%	May-23	21.4
Banco Patagonia	(3)	Ferrosur Roca S.A.	36.0%	May-23	2.1
Total loans in foreign currency					10,882.2
Loans in local currency
Bank overdrafts		Ferrosur Roca SA	69.0%	Jan-23	1,240.7
Bank overdrafts		Loma Negra CIASA	69.3%	Feb-23	963.6
Bank overdrafts		Loma Negra CIASA	52.0%	Jan-23	3,020.2
Bank overdrafts		Loma Negra CIASA	69.0%	Jan-23	2,024.9
Securities-guaranteed borrowing		Loma Negra CIASA	65.0%	Jan-23	2,638.8
Total loans in local currency					9,888.2
Total					20,770.4
As of December 31, 2022, the average maturity of our indebtedness was 0.7 years. Our financing strategy over the next years principally involves minimizing the firm cost of capital, maintaining an adequate indebtedness level with liquidity and a debt maturity profile compatible with our anticipated cash flow generation and anticipated capital expenditures.
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
(1)In June 2016, Loma Negra signed a loan agreement with Industrial and Commercial Bank of China (Dubai) for a total amount of US$50.0 million to be paid in five equal, half-yearly installments with a one-year grace period as from the date of disbursement. Interest are accrued at a variable nominal interest rate on the basis of the LIBO rate to be paid on a quarterly basis. This loan requires the net debt / EBITDA ratio to be satisfied, which has always been satisfied from the execution of the loan. In May 2019, the Group extended the maturity dates of such loan. During 2020 we, in accordance with the lender, has amended the loan agreement and shall pay the outstanding principal in nine payments, the first one on October 2020 of US$5.2 million and eight more equal quarterly payments of US$0.98 million, the last due in November 2023.
(2)In April 2022, Loma Negra C.I.A.S.A. entered into a loan agreement abroad with Industrial and Commercial Bank of China Limited for US$56 million, the principal payments of which mature in three equal instalments in January, April, and July 2024. The loan is guaranteed by Intercement Participações S.A. up to 51% of the aggregate amount. Interest accrues at Libor plus 8% payable on a quarterly basis. As this loan has been used to settle Company obligations held abroad, the loan proceeds have not been deposited or settled through Argentina’s single and free exchange market (“MULC” (Mercado Único y Libre de Cambios)). The loan has been valued at its amortized cost in foreign currency, and the resulting amounts have been translated into local currency at the official selling exchange rate in force at the end of the reporting period.
(3)During the current fiscal year, Ferrosur Roca S.A. entered into several contracts in U.S. dollars with Banco Patagonia payable between February and May 2023 and accruing interest at a fixed rate.
On January 27, 2023, our board of directors approved the first issuance of simple corporate bonds not convertible into shares under our Global Corporate Bond Issuance Program for up to US$150.0 million which was approved by the general shareholders’ meeting held on April 16, 2020, the terms and conditions of which were approved by our board of directors at its meeting held on the same day.
On February 22, 2023, the Company issued its Class 1 Corporate Bonds, which resulted in a face value of Ps. 25,636.3 million (equivalent to US$133.3 million), bearing interest at BADLAR + 2% and maturing within 18 months.

Contractual Commitments
The following table presents information relating to our contractual obligations as of December 31, 2022:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial borrowings (1)	20,770.4	10,890.7	9,879.7	—	—
Accounts payable	17,699.4	17,699.4	—	—	—
Taxes payable	2,915.1	2,915.1	—	—	—
Salaries and social security contributions	4,540.9	4,446.4	94.5	—	—
Lease liabilities	1,065.5	282.3	447.7	314.2	21.3
Severance payment plans	221.2	154.0	51.5	3.0	12.7
Other debts(2)	3,695.1	3,598.0	—	—	97.1
Total	50,907.6	39,985.9	10,473.4	317.2	131.1
________________
(1)Includes payments of principal only. “See – Note 24 of our audited consolidated statements for the year ended December 31, 2022 and 2021”.
(2)Corresponds to our internal information.

Selected Ratios
Comparative ratios as of and for the years ended December 31, 2022, 2021 and 2020:

	As of and for the Year Ended December 31,
	2022	2021	2020
Liquidity (1)	0.97	1.15	0.92
Solvency (2)	1.33	2.24	1.78
Non-current assets to total assets ratio (3)	0.80	0.82	0.80
Profitability (4)	0.01	0.09	0.27
(1)Current assets / Current liabilities
(2)Shareholder’s equity / Total liabilities
(3)Non-current assets / Total assets
(4)Net profit / Average shareholder’s equity

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

In 2016, we entered into 20-year contract with Genneia S.A. and in 2018 we entered into a 20-year contract with Aluar Aluminio Argentino S.A.I.C., for the provision of wind-sourced electric power commencing on January 1, 2018 and in February 1, 2019 (respectively), to ensure compliance with the obligations imposed by Law No. 26,190 and Law No. 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. With these contracts, we currently exceed the requirements of the Law No. 27,191, reaching approximately 35% of renewable energy in the energy matrix.
C.Research and Development, Patents and Licenses, etc.
Intellectual Property
As of December 31, 2022, Loma Negra had 108 registered trademarks 20 of which are pending trademark application for renewal with the Argentine National Intellectual Property Institute ("INPI" (Instituto Nacional de la Propiedad Industrial)). Furthermore, Loma Negra owns five pending trademark applications with the INPI. In addition, Recycomb and Ferrosur Roca are owners of two trademarks each. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.
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
D.Trend Information
We believe that the macroeconomic environment and the trends in the Argentine economy have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina. This analysis should be read in conjunction with “Item 5-A”— Operating Results — Factors Affecting Our Results of Operations.”
Argentine economic activity performed better than expected in 2022 and is expected to reach about 5% annual growth in 2023, driven by consumption, the recovery of the sectors affected by the pandemic, and the industrial activity that has not stopped in spite of the lack of fuels.

Although the BCRA reserves increased at the end of 2022 thanks to the strong contribution of the "soybean dollar" program for more than US$7,000 million, they continue to be restricted by the commercial commitments and debt payments that Argentina has to meet. In addition, in 2023 the Argentine economy is expected to be highly impacted by the prolonged drought that affects the agricultural sector and entails significant losses that will affect both the level of exports and tax revenues, along with a federal budget deficit that will be difficult to curb in an election year.

The national consumer price index published by INDEC accumulated 94.80% in 2022 (as compared to 50.94% in 2021), while the depreciation of the Argentine peso against the U.S. dollar was 72.5%. For additional information, please see Note 42 to our audited consolidated financial statements included elsewhere in this annual report.
In addition, our results of operations and capital resources may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies.
For additional information, please see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Energy accounts for a significant portion of our total cost of sales, and higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.”
In addition, our results of operations and capital resources may be adversely affected by higher freight prices.
E.Critical Accounting Estimates
Not applicable.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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
The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2024. Our board of directors has a president and in his absence, the vice president presides. The president of the board of directors, or the vice president in his or her absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be our shareholders.
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

The following table lists the current members of our board of directors appointed by the ordinary and extraordinary shareholders' meeting held on April 25, 2023:

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2022
Paulo Diniz	65	President	No	6
Sergio Damián Faifman	48	Vice-President	No	11
Livio Hagime Kuze	43	Director	No	2
Luiz Klecz	52	Director	No	1
Javier Enrique Patron	61	Director	No	1
Carlos Boero Hughes	57	Director	Yes	6
Laura Gé	55	Director	Yes	0
Sergio Daniel Alonso	60	Director	Yes	6
Javier Graña	52	Director	Yes	4
Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.
Paulo Diniz. Mr. Diniz was appointed as a member of our board of directors in July 2017. Since 2019, Mr. Diniz chairs the Results, Finance and Strategy Committee and he was appointed in April 2023 as member of the People and Governance Committee of Loma Negra. Mr. Diniz is the Chief Executive Officer of InterCement Participações, S.A. and a member of its Executive Board, overseeing the operational performance of InterCement Group companies, including ESG policies and execution. Mr. Diniz is also a member of the board of directors of InterCement Brasil S.A., of InterCement Portugal S.A., and a member of Instituto InterCement, with focus on providing self-development in communities in need. Paulo has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan S.A., F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Politécnica-USP in São Paulo, a master’s degree in Business Administration from IMD in Switzerland, and a specialization in human resources from INSEAD in France.
Sergio Damián Faifman. Mr. Faifman was appointed as member of our board of directors in August 2012. He has also acted as Vice-President of our board of directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the Boards of Directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra. Also, he is currently second Vice-President of FICEM (Inter-American Cement Federation) which in turn is member of the GCCA. Mr. Faifman is also a Board member and a member of the Strategy and Finance Committee of InterCement Brasil S.A. (ICB). In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined our company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002. Currently, he is a member of the following Loma Negra’s Committees: Ethics and Compliance Committee, People and Governance Committee, and Results, Finance and Strategy Committee. Also, he is President of the board of Loma Negra’s Foundation.
Javier Enrique Patron. Mr. Patrón joined Marval O’Farrell Mairal (the largest law firm in Argentina and a market leader at both local and Latin American level) in 1992 and he has been a partner since 1997. He leads the employment litigation sector and specializes in providing legal support to international clients doing business in Argentina. He currently chairs the firm’s labor and employment law department and has been managing partner since 2015. He graduated as a lawyer from the Museo Social Argentino University in 1988, where he also worked as an assistant professor in Labor and Social Security Law until 2008. Furthermore, he has also worked as assistant professor at the Universidad de Buenos Aires from 1988 to 2008. Ranked in Band 1 in Chambers & Partners Latin America, he is listed as “Leading Lawyer” in Legal 500 and recommended in the Argentina Labor section of Who’s Who Legal & LL250. Mr. Patron also won the LACCA Thought Leader award in Labor Law in 2021 and is listed in the “LACCA Approved 2021” guide. He has also written numerous articles in well-known international publications and contributed to the following books: “The International Law Review” and “The International Employment Law.” In April 2023 he was appointed member of Loma Negra’s Ethics and Compliance Committee and he chairs the Risks and Reputational Committee of Loma Negra.
Livio Hagime Kuze. Mr. Kuze was appointed CEO of InterCement Brasil S.A. in April 2021, holding various positions on the board of directors of such company since 2019, serving also as member of the Ethic and Compliance Committee. In 2001 he graduated in Business Administration from the FGV EAESP – Fundação Getulio Vargas’s São Paulo School of Business Administration. He also took specialization courses at the following institutions: INSEAD – Strategy and Leadership (2012), University of Pennsylvania – Finance (2012), University of Chicago – Corporate Finance (2014) and MIT – Digital Transformation (2021). Mr. Kuze previously worked at the following companies: MOVER Participações, Vexia, CPFL Energia, Alpargatas S.A., MasterCard Advisors, Santista S.A., Unibanco and A.T.Kearney. Currently, Mr. Kuze sits on the board of Grupo CCR – Companhia de Concessões Rodoviárias, is Administrator at COMICAN – Companhia de Mineração Candiota, EcoProcessa—Tratamento de Resíduos LTDA. and NeoGera Investimentos em Inovação Ltda and is Director of Barra Grande Participações S.A. Machadinho Participações S.A., Estreito Participações S.A., InterCement Atividades Imobiliárias S.A. and Instituto Intercement. In August 2021 he was appointed a member of Loma Negra’s board of directors and he is also member of the Ethics and Compliance Committee and the Results, Finance and Strategy Committee.
Mr. Klecz. Mr. Klecz held a position as director of the Company between 2017 and 2018. He was appointed again as a member of our board of directors in April 2019 until September 2021. Mr. Klecz was also a member of our board from 2006 to 2008 and Director of InterCement Austria Holding GmbH from 2013 to 2015. He is a member of the board of directors of Intercement Brasil S.A. since 2021 where he has also been Head of the Legal Department of InterCement Brasil since 2002, and between 2005 and 2008, he was also Legal Director of Loma Negra C.I.A.S.A. and its subsidiaries. Since 2011, he is the General Counsel of the InterCement group. Mr. Klecz received a bachelor’s degree in Law from Universidade de São Paulo, Brazil, in 1993. He also completed an MBA program that began at Universidad de CEMA in Buenos Aires and concluded in Insper in São Paulo in 2009. In April 2023 he was appointed member of Loma Negra’s board of directors and a member of the the Risks and Reputational Committee and chairman of the Ethics and Compliance Committee of Loma Negra.
Carlos Boero Hughes. Mr. Boero was appointed as a member of our board of directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of Adecoagro SA, a Luxembourg incorporated company with operations in Argentina, Brazil, and Uruguay. He began working at Adecoagro in August 2008 overseeing, among other responsibilities, the company´s finance and administrative departments. He is also part of the Strategy and ESG Committees (contributing with his solid experience in governance since Adecoagro is a NYSE listed company since 2011). From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Catolica de Argentina in 2001 and has also completed an Executive Program at INSEAD, France, in 2007. Also, he is a member of the Audit Committee and the Results, Finance and Strategy Committee and he is board member of Loma Negra’s Foundation.
Laura Gé. Mrs. Laura Gé is a member of the board of directors of Banco Santander in Argentina, Farmacity S.A. and Austral Participacoes in Brazil (nominated by the IFC). She also serves as from 2016 as Senior Executive Advisor of Grupo Sancor Seguros and Advisor of the board of directors of Wiener Lab S.A. She has more than 10 years of experience in management consulting, having led the Buenos Aires and Chile offices of Integration Consulting and having served as manager at Hermes Management Consulting and the consultancy firm The Boston Consulting Group. She served as CEO of the outdoor advertising company MECA and she was a member of the Executive Committee at CIMECO, a holding owning Los Andes de Mendoza and La Voz del Interior newspapers and serving as board member of these two companies. She served as CEO of the Sunday magazine Rumbos, included in most of the newspapers published in the interior of Argentina. She also has experience in Venture Capital and Private Equity funds, having served as Director of Pegasus Capital and manager of I5, and Hicks, Muse, Tate & Furst, among others. Mrs. Laura Gé is a Certified Public Accountant graduated with honors from Universidad de Buenos Aires and she obtained an MBA from Harvard Business School, where she also graduated with honors. She is a leader at the Corporate Governance Group from IDEA and she performed as member of the organizational committee of several Conferences and the Management Experience event of such entity. She is a member of the Women Corporate Directors (WCD), the Consultancy Committee of LIDE Argentina and a member of the staff of the post-graduate professors at the Administration and Social Sciences Faculty of the

University ORT in Uruguay, where she lectures on business management. In April 2023 she was appointed member of Loma Negra’s board of directors and member of the Audit Committee and member of the Risks and Reputational Committee of Loma Negra.
Sergio Daniel Alonso. Mr. Alonso was appointed as a Member of our board of directors in July 2017. Mr. Alonso is also a Member of the Board of Arcos Dorados (ARCO/NYSE) -the largest independent McDonald´s Master Franchisee globally- since 2008. He has also served as Chief Executive Director of Arcos Dorados between 2015 and 2019. From 2008 to 2015, Mr. Alonso was Chief Operating Officer, and from 2003 to 2008 he was President of McDonald’s Brazil. Arcos Dorados -the largest private provider of First Employment opportunities in Latin America- has been recognized several times as one of the Top Companies to Work For, according to Great Place to Work (GPTW) Institute. During his tenure in McDonald’s Brazil, he was also President of the Instituto Ronald McDonald, an NGO dedicated to Youth Cancer with active involvement in Public Policies and Fund Raising. Between 1996 and 1999 Mr. Alonso was Director of Commercial Operations for Renault Argentina. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires, Argentina. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. Also, Mr. Alonso serves as Board Member of Loma Negra’s Foundation and is a member of Loma Negra’s Ethics and Compliance Committee, People and Governance Committee and also chairs the Audit Committee.
César Javier Graña. Mr. Graña was appointed as a member of our board of directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvard University in 2000. Mr. Graña is a Partner in the Strategic Advisory Group at PJT Partners. At PJT Partners Mr. Graña leads the Latin American practice advising clients on strategic transactions and on shareholders matters including, among others, vote campaigns and ESG. Prior to joining PJT Partners, Mr. Graña was a Managing Director and Head of Investment Banking for LatAm ex-Brazil at ItauBBA, the investment banking arm of ItauUnibanco from 2013 until 2019. Before joining ItauBBA Mr. Graña spent 13 years at Morgan Stanley in the Mergers & Acquisitions Group in New York, working on a broad range of public and private transactions in the healthcare sector. During his last year at Morgan Stanley, he was part of Morgan Stanley’s Latin American Group leading the M&A effort in the region. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A. Mr. Graña serves as board member at Loma Negra’s Foundation and is member of the Risks and Reputational Committee, the Audit Committee and the Results, Finance and Strategy Committee of Loma Negra.
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

Name	Year of Birth	Position	Year of first Appointment
Sergio Damián Faifman	1974	Chief Executive Officer	2016
Marcos Isabelino Gradin	1972	Chief Financial Officer	2015
Dardo Ariel Damiano	1963	Industrial Director	2008
Gerardo Oscar Diez	1967	Commercial and Concrete Director	2016
Hector Fabian Gerez	1968	Ferrosur Roca S.A. - General Director	2021
Lucrecia Loureiro	1981	Human Resources, Sustainability, Legal and Corporate Affairs Director	2022
Valeria Mara Loderer	1973	Supply Chain and Logistics Director	2021

The business address of our executive officers is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.
The following are brief biographical descriptions of our executive officers.
Sergio Damián Faifman. See “Board of Directors” above.
Marcos Isabelino Gradin. Mr. Gradin is our CFO since September 2015. In addition, Mr. Gradin currently serves in the boards of directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Gradin served as a member of our board of directors since August 2015 until July 2017. He has also served as CFO of Cimpor Spain and Portugal, from January 2013 until August 2015. He joined us in 1998 and has occupied several executive positions within our group, including financial manager from June 2006 until January 2013 and CFO from January 1998 until June 2006. Mr. Gradin received a bachelor’s degree in Business Administration in 1995 from UCA. He also received a master’s degree in corporate finance from Universidad del CEMA in 2000.
Dardo Ariel Damiano. Mr. Damiano is our Director of Operations since March 2008 and is responsible for the management and operations of our six integrated plants and two grinding plants. In addition, he is responsible for the Company's Engineering, Technology and Processes and Maintenance Area as of March 2022. Mr. Damiano also currently serves in the boards of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U. Mr. Damiano served as a member of our board of directors from November 2008 to July 2017. Since 1990, he held a number of positions at our industrial units and was the plant manager of our L’Amalí and Ramallo plants from May 2006 until March 2008, our Catamarca plant from March 2005 until May 2006 and our Olavarría, Sierras Bayas and Barker plants from December 2002 until February 2005. Mr. Damiano received a degree as Mechanical and Electrical Technician from ENET No.1 in 1982, a bachelor’s degree in Mechanical Engineering from Universidad Nacional de La Plata in 1989, a master’s degree in human resources management from UCA in 2000 and an Executive MBA degree from IAE Business School Universidad Austral in 2008.
Gerardo Oscar Diez. Mr. Diez has acted as our commercial and concrete director since January 2011. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves in the board of Ferrosur Roca S.A. Mr. Diez joined our company in May 1992 and, since then, has held a number of positions, including commercial and concrete director, having accumulated more than 30 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1991 and an MBA from Universidad Austral in 2000.
Hector Fabian Gerez. Mr. Gerez was appointed as General Director and Vice-President of Ferrosur Roca S.A. in October 2021. He previously performed as manager of the supply chain and logistics at our company from 2005 to 2021, which included the operations at Lomaser’s (our blending, distribution and logistics center which includes a cement mixing plant and distribution and logistics center). Also, he held different positions within the supply chain and logistics area in different jurisdictions in Argentina (e.g. Olavarría, Paraná, Cañuelas). Mr. Gerez joined Loma Negra as a young professional in 1996 and he was part of our company from that point to the present. He received an engineering in electricity degree from Universidad Nacional del Sur de Bahía Blanca and during the last years he attended to several courses of logistic development and direction.
Lucrecia Loureiro. Ms. Loureiro was appointed in April 2022 as Human Resources, Sustainability, Legal and Corporate Affairs Director. Previously she was our director of legal and corporate affairs since March 2021. Ms. Loureiro joined us in 2011 and, since then, has held several positions in our legal department and as Compliance Officer of the Company. Ms. Loureiro has wide-ranging experience in capital markets, corporate, labor, financial and commercial matters as well as active participation in international investment projects. Besides the legal affairs, she was also in charge of our compliance program and is currently in charge of the sustainable practices, public affairs, communications of the Company, and the Fundación Loma Negra Para el Desarrollo Sustentable. Ms. Loureiro is currently serving as director of Ferrosur Roca and as Vice President of Fundación Loma Negra para el Desarrollo Sustentable. Ms. Loureiro received a law degree from the University of Buenos Aires in 2005. She completed graduate coursework in a master’s program in economic business law at UCA between 2008 and 2009 and she participated on the international exchange program in Tilburg University of Netherlands in 2009. During 2012 and 2013 she attended a program for the development of organizational skills at Universidad del CEMA. In 2014 she was part of the leadership challenges program of Universidad de San Andrés. In 2020 she attended a development executive program at Di Tella University. In addition, she participated in several specialization courses on leadership, coaching and development of organizational competencies.

Valeria Mara Loderer. Ms. Loderer was appointed as supply chain and logistics director in April 2021. Ms. Loderer has wide experience in management, supply chain, production and operation management. In addition, Ms. Loderer currently serves in the boards of directors of Ferrosur Roca S.A. and Recycomb S.A.U. Prior to Loma Negra, she served as managing director for Argentina and Uruguay at Starbucks from July 2019 to April 2021 and as supply chain director for Argentina and Uruguay at Alsea (Starbucks, Burger King & PF Chang ´s) from 2018 to July 2019. Prior to that, she worked at BASF Brazil and BASF Argentina from 2012 to 2017, where she held several positions, the last position being senior regional operation manager for South America. Previously, she worked at Sanofi Pasteur Brazil and Sanofi Pasteur Argentina from 2003 to 2011, where she held several positions, the last position being senior project manager for technological transfer. Prior to that, she held several production positions at Gerardo Ramon & CIA S.A.I. y C. from 1997 to 2003. Ms. Loderer has a degree in Chemical Engineering from Universidad Tecnológica Nacional, or UTN, in Argentina. She also took Material Requirement Planning at Universidad del Salvador, post graduate studies in cost and control management at Universidad de Belgrano, business management at Universidad de San Andrés and an MBA at IDEA. She also completed an Executive Management Program at IAE, Argentina.
B.Compensation
Executive Officers
Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps. 786 million in 2022 and Ps. 705 million in 2021. Additionally, Ps. 72 million and Ps.96 million have been accrued as long-term incentive program during the fiscal years ended December 31, 2022 and 2021, respectively (See Note 3.17 of our consolidated financial statements).
The cash compensation for each of our executive officers is comprised mainly of base salary and bonus. Base salary may be reviewed and adjusted according to the fluctuations in the labor market. Bonuses are determined based on business results and paid once a year. In addition, our executive officers are eligible to participate in welfare benefit programs, including medical, life and disability insurance. We believe that the compensation awarded to our executive officers is consistent with that of our peers and similarly situated companies in the industry in which we operate.
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
During the annual ordinary and extraordinary shareholders’ meeting held on April 25, 2023, the shareholders approved total directors’ compensation of Ps. 359 million (nominal values) and total fees for the members of our supervisory committee of Ps. 6.2 million (nominal values), for services rendered during 2022.
During the annual ordinary shareholders’ meeting held on April 27, 2022, the shareholders approved total directors’ compensation of Ps. 203 million and total fees for the members of our supervisory committee of Ps. 4.5 million (nominal values), for services rendered during 2021.
During the annual ordinary and extraordinary shareholders’ meeting held on April 20, 2021, the shareholders approved total directors’ compensation of Ps. 99.0 million (nominal values) and total fees for the members of our supervisory committee of Ps. 3.3 million (nominal values), for services rendered during 2020.
During the annual ordinary and extraordinary shareholders’ meeting held on April 16, 2020, the shareholders approved total directors’ compensation of Ps. 71.3 million (nominal values) and total fees for the members of our supervisory committee of Ps. 2.3 million (nominal values), for services rendered during 2019.
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
As of the date of this report, we granted to some of our directors and executive officers the amount of 215,307 phantom stock rights for the 2017 plan duly approved in 2018, 100,369 phantom stock rights for the 2018 plan approved in 2019 and 451,299 phantom stock rights for the 2019 plan approved in 2020.
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
(i)Stock Compensation Plan
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
On February 12, 2021 the board meeting that established the two long-term stock-based plans, also approved the granting of a total amount of 10,069 ADRs corresponding to the 33% of the first installment of the first year. Such amount was distributed on January 5, 2022. On January 2, 2023 17,473 ADRs were distributed, corresponding to the 33% of the second installment of the plan for the year 2021 and 33% to the first installment of the plan for the year 2022.
The board of directors may terminate the program at any time.
(ii)Total Shareholder Return Stock Compensation Plan
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
As of the date of this annual report, we have not distributed any ordinary shares and/or ADSs under the program.
The board of directors may terminate the program at any time.

C.Board Practices
Duties and Liabilities of Directors
Directors have the obligation to perform their duties with the loyalty and the diligence of a diligent business person. Under Argentine legislation, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or gross negligence. The following are considered key actions to assess a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or allowing another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors’ resolutions were intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the board of directors and the supervisory committee of any conflict of interests he/she may have in a proposed transaction and he/she must abstain from deliberating and voting thereon.
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
The acts or agreements that a company enters into with a related party involving a relevant amount should fulfill the requirements set forth in Section 72 and 73 of Law No. 26,831. Under Section 72, the term “related party” includes the directors, the members of the audit and supervisory committee, the special or general managers designated pursuant to Section 270 of the Argentine General Companies Law (as well as their ascendants, descendants, spouses, brothers or sisters) and the companies in which any of the aforementioned persons may have a direct or indirect significant ownership. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. Under the CNV Rules, a person has a “significant ownership” when the person owns shares that represent no less than 15% of the total capital of such company, or a lesser ownership and the right to designate one or more directors per class of shares, or agreements with other shareholders regarding the management or corporate governance of the company or its controlling entity. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve with the report of two independent evaluating firms that shall have informed about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or the independent evaluating firms, as the case may be, at the main office one business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance with the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or two evaluating firms.
We may initiate causes of action against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may start the action on behalf and on our account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of our capital stock.
Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à -vis the company, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of law or our bylaws.
Under Argentine law, the board of directors is in charge of the Company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Companies Law, the company’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.
Supervisory Committee
Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the LMC and our bylaws, the supervisory committee may be rescinded provided that an Audit Committee was duly appointed. The decision to rescind the appointed supervisory committee must be passed by an extraordinary shareholders' meeting with a quorum 75% of the shares entitled to vote and with the majority of 75% of votes -without applying the plurality of votes of the shares entitled to vote. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 25, 2023:

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2023	Member	78
Omar Raúl Rolotti	2023	Member	74
Adriana Irene Calvo	2023	Member	60
Claudio Aldo Forti	2023	Alternate	60
Carlos Roberto Chiesa	2023	Alternate	52
José Alanis	2023	Alternate	84
Committees of the Board of Directors
Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.
Audit Committee
Our Audit Committee is composed of three principal members and one alternate member, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 25, 2023, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	57	2023	Independent
Laura Gé	Permanent	55	2023	Independent
Sergio Daniel Alonso	Permanent	60	2023	Independent
Javier Graña	Alternate	52	2023	Independent

As of the date of this annual report, all of the members of our audit committee are independent under CNV regulations, Rule 10A-3 under the Exchange Act, or Rule 10A-3, and the applicable NYSE standards. In addition, our board of directors has determined that each of the members of our Audit Committee is “financially literate” within the meaning of the rules of the NYSE and that Carlos Boero Hughes is an “audit committee financial expert” within the meaning of Item 16A of Form 20-F under the Securities Act and has the requisite accounting or related financial management expertise under the rules of the NYSE.
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
People and Governance Committee
This committee was created by our board of directors on May 9, 2019 and is composed by members of the board of directors, at least one of them being an independent director. The people and governance committee is currently chaired by one of our independent directors. The committee’s primary responsibilities are: (i) defining our governance model (reviewing bylaws, regulations, internal policies, committees, structure and organization); (ii) evaluating and proposing of the members of the board of directors; (iii) designing human resources guidelines and processes; (iv) evaluating of the remuneration of leadership positions and directors; and (v) developing succession plans for leadership positions and directors.
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
D.Employees
As of December 31, 2022 we had a total of 2,886 employees. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years, we have not had a particular strike affecting all our operations, and we have lost an average of only 10 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Business Segment	2022	2021	2020
Cement	1,421	1,408	1,404
Concrete	278	253	272
Aggregates	63	53	44
Railroad	1,090	1,105	1,151
Others	34	30	29
Total	2,886	2,849	2,900
E.Share Ownership
None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 31, 2023, by:
•each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares; and
•all of our directors and executive officers as a group.

As disclosed in “Item 6.E. Share Ownership,” none of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date referenced above . The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2022, through the exercise of any option or warrant. The amounts and percentages are based upon 583,483,151 ordinary shares as of March 31, 2023.
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
The table below sets forth information concerning the beneficial ownership of our ordinary shares as of April 25, 2023:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage of our Capital Stock
IC Trading Inversiones Argentina, S.L. (1)	304,233,740	52.1
Capital International Investors.(2)	35,510,435	6.1
ANSES (3)	31,076,151	5.3
Directors and Executive Officers as a Group	*	*
________________
(1)Based on information provided by IC Trading Inversiones, it owns and controls 100% of the voting shares of IC Trading Inversiones Argentina. InterCement Portugal S.A. owns and controls 100% of IC Trading Inversiones. InterCement Participações S.A. owns and controls 99.5% of the share capital of InterCement Portugal S.A. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 95.73% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99% of the common shares and 99% of the preferred shares of Mover Participações S.A.
(2)Based on the filing made on March 1, 2023 in compliance with Art. 12 of Section VI, Chapter I of Title XII of the Regulations of the National Securities Commission (CNV) , Capital International Investors ("CII") is a division of Capital Research and Management Company("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CII's divisions of each of the investment management entities collectively provide investment management services under the name "Capital International Investors." CII is deemed to be the beneficial owner of the shares.
(3)The amount of shares owned by the National Social Security Association of Argentina (Administración Nacional de la Seguridad Social), or the ANSES, is based on the information provided by ANSES to the Company to attend to the annual ordinary and extraordinary shareholders' meeting held on April 25, 2023.

*Individually each owning less than 1% of our outstanding ordinary shares.

Other than IC Trading Inversiones Argentina, S.L., ANSES, Capital International Investors and and Redwood Capital Management, we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.
Significant Changes in Percentage Ownership

To our knowledge, there have been no significant changes in the percentages of ownership held by the major shareholders listed below, except as disclosed below, which disclose certain internal restructurings within our controlling shareholder.
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
On January 6, 2021, Intercement Trading e Inversiones, S.A. notified to Caja de Valores of the transfer of all of its ownership in the company (i.e. 304,233,740 ordinary shares) to its subsidiary Intercement Trading e Inversiones Argentina, S.L. As of the date of this annual report, Intercement Trading e Inversiones Argentina, S.L. holds 304,233,740 ordinary shares, representing 51.04% of our share capital.
On April 25, 2023 the annual ordinary and extraordinary shareholders meeting approved a capital reduction in the amount of 12,543,339 ordinary shares, i.e., from 596,026,490 to 583,483,151 ordinary shares. Therefore, Intercement Trading e Inversiones Argentina, S.L. holds 304,233,740 ordinary shares, representing 52.1% of our share capital.
B.Related Party Transactions
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
As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors and executive officers. Our related party transactions consist mainly of loans and financings and purchases of petcoke, clinker and steam coal. Please refer to the below disclosure and “Note 19 to our audited consolidated financial statements” included elsewhere in this annual report for more information.
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
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020 included in this annual report.
Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2022, such claims involved a total amount in controversy of approximately Ps. 2,732 million, of which Ps. 594 million corresponded to probable claims, Ps. 1,837 million to possible claims, including mainly Ps. 423 million related to tax contingencies, Ps. 169 million in labor contingencies and Ps. 1,245 million in administrative, commercial and other proceedings. The remaining Ps. 301 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2022, we had established a provision in the amount of Ps. 594 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2022, we also made judicial deposits in the amount of Ps. 36.3 million, related to these proceedings. For claims where we did not record any estimated liability, we will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.
As of December 31, 2022, there were no other material contingencies that could negatively impact our financial results.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2022
	Number of proceedings	Total Claims	Total Provisions
		(in millions of Ps.)
Labor and Social Security Proceedings	182	696.3	443.9
Civil and other proceedings	276	2,112.7	150.5
Total	458	2,809.0	594.4
See Note 26 of our consolidated financial statements in relation with possible contingencies for which we have not recorded a provision as it is not required under IFRS.
Damnificados Financieros Asociación Civil’s Class Action
In February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps. 200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017, we appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017 we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). In 2019, the court order to publish notice of the class action in the media. On September 2020, the publications’ project filed by the plaintiff was approved and in December 2020, the plaintiff certified the publication of the class action in its social media. On April 4, 2021, plaintiff requested the Court to open the evidentiary stage. On June 4, 2021, the Court deferred the ruling on defendants’ defenses until passing final judgment and ordered to send the docket to the Public Prosecutor. On August 28, 2021, the Court received the opinion of the Public Prosecutor. On September 16, 2021, the court requested the parties to state whether a settlement would be possible. The parties answered the Court’s request. The judicial docket is now under examination by the Court in view of the commencement of the evidentiary stage.

On March 3, 2022, after examining the proceedings the court ordered compliance with pending procedural matters. On December 22, 2022 the court ordered the commencement of the evidentiary stage. Based on information currently available and the current stage of the litigation, we believe that the chances of success of the claim against us are remote, and thus have not recorded any provision in the consolidated balance sheets as of December 31, 2022.
Antitrust Proceedings
CNDC Fine. In 1999, the CNDC, initiated administrative investigations against the largest Argentine cement companies, including Loma Negra, for alleged violations of Argentine antitrust regulations by means of an alleged mutual agreement among all companies to fix prices and to distribute the market share among themselves during the period from 1981 to 1999, causing a potential damage to the general economic interest. On July 25, 2005, the CNDC determined that Loma Negra and Cementos San Martín (a company acquired by, and merged into, Loma Negra in 1992), together with other cement companies, violated these regulations and imposed a fine against Loma Negra in the aggregate amount of Ps. 167.2 million. This resolution by the CNDC was appealed and finally confirmed in 2013 by the Argentine National Supreme Court of Justice, and Loma Negra paid the fine.

CNDC Market Investigation (C. 1476). In 2013, the CNDC initiated administrative investigations related to the price of cement. To this end, the CNDC requested information from all cement companies involved in the 1999 investigation. In June 2014, the CNDC removed Loma Negra as a party to the investigative proceeding and confirmed that it is a market investigation where the cement companies do not have access to the file. As of the date of this annual report, the case is still under analysis by the CNDC. Thus, based on information currently available and the current stage of the investigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to any potential claims and thus have not recorded any provision in the consolidated balance sheets as of December 31, 2022.

CNDC Market Investigation (C. 1491). In 2014, the CNDC initiated a market investigation that involved all construction materials companies. However, no particular company has been charged or is subject to investigation for anti-competitive behavior. In March and June 2014, Loma Negra submitted all the information requested by the Antitrust Commission. As of the date of this annual report, the case is still under analysis by the CNDC. Thus, based on information currently available and the current stage of the investigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to any potential claims and thus have not recorded any estimated liability in the consolidated balance sheets as of December 31, 2022.
CNDC Investigation - Abuse of Dominant Position (C. 1488). In 2014 the Association of Small- and Micro- Enterprises (Asociación de Pequeñas y Micro Empresas) filed a claim against cement, steel and aluminum companies (including Loma Negra) for alleged abuse of dominant market position and artificial increases in product prices. In March 2016, Loma Negra filed an answer against the complaint and denied all claims, which was rejected by the CNDC on August 25, 2017. On September 8, 2017, we filed a motion for reconsideration against this administrative decision. On February 18, 2020 we were notified of the Resolution of the Secretary of Commerce that ordered the ending of the investigation after the opinion of the CNDC that found that no anticompetitive practices took place. Claimant did not appeal the CNDC’s decision and the docket was closed.
CNDC Market Investigation - Competitive Conditions in Cement Market (IM 6). On August 10, 2017, we were notified of a new administrative investigation initiated by the CNDC regarding competitive conditions in the cement market in Argentina. None of the cement companies has been accused or is subject to investigation for anticompetitive practices under this proceeding. On April 26, 2018 the CNDC notified that the purpose of the investigation was to analyze the market conditions of the cement industry in order to make recommendations. The CNDC has requested us to file several information and documentation related to products that we commercialized: the last request for information received by us was February 7, 2021. We filed the requested information on February 23, 2021. On April 27, 2022 the CNDC issued Disposition DISFC-2022-36-APN-CNDC#MDP, by which it decided to close the investigation with recommendations to the Chamber of Producers of Portland Cement (AFCP for its acronym in Spanish). No recommendation was issued regarding the cement companies.

CNDC Investigation - Abuse of Dominant Position (C. 1794). In July 2022, the Antitrust Commission initiated an investigation into the Company for alleged abuse of dominant position and price discrimination in Portland cement prices and asked Loma Negra to give explanations. On August 26, 2022, we filed explanations and denied all claims. On November 4, 2022 the Antitrust Commission decided to continue the investigation and requested information from us and third parties. Based on currently available information and the stage of the investigation, we are unable to reasonably estimate a range of possible losses, if any, with regard to any potential claims and thus have not recorded any estimated liability in the consolidated balance sheets as of December 31, 2022.
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
On December 2, 2021, the State Court entered an order certifying the case as a class action and denying our motion for summary judgment. We appealed these rulings, which were affirmed by the First Department on November 17, 2022.
The case is at the discovery phase. Therefore, as of the date of issuance of these consolidated financial statements the lawsuit continues with respect to the allegations that were not dismissed by the court.
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
Under the Argentine General Companies Law, our bylaws and our Dividend Policy, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results of prior years, until our legal reserve equals 20% of our then outstanding aggregate share capital. The legal reserve is not available for distribution to the shareholders. References to our bylaws are to our bylaws as adopted by our Shareholders Meeting held on April 16, 2020. Additionally, our annual net profit must be allocated in the following order:
•to comply with the legal reserve requirement;
•to the establishment of voluntary reserves;
•to pay the accrued fees of the members of our board of directors and supervisory committee;
•to pay dividends on preferred shares (if at any time issued and existing);
•to the distribution of dividends; and
•any remaining balance to undistributed cumulated earnings or as otherwise determined by our shareholders at the annual shareholders’ meeting.
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
Reserve Accounts
Reserve accounts are comprised of the legal reserve, environmental reserve, optional reserve for future dividends and optional reserve, as determined at the shareholders’ meeting.
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
Optional reserve for future dividends: we may reserve a portion of our net profit for future dividends distributions.
Optional Reserve: we may reserve a portion of our net profit for future planned capital expenditures and other investments. Based on current regulations in Argentina, the shareholders’ meeting must allocate 100% of our net profit.
The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in millions of Ps.)
Legal reserve	2,825.7	2,825.7	2,825.7
Environmental reserve	22.1	22.1	22.1
Future dividends optional reserve	73,025.2	85,566.7	—
Optional reserve	—	—	52,191.9
Total reserves	75,872.9	88,414.4	55,039.6
Payment of Dividends
Form of Payment
In general, Argentine foreign exchange regulations may grant access to the FX Market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs if certain conditions are met. Cases not falling under the exhaustive list provided by Argentine foreign exchange regulations will require prior approval of the BCRA to access the FX Market. Since the regulation does not establish a fix term for the approval or rejection, such term, as the approval, are discretionary of the BCRA. Additionally, the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. See “Item 10. Additional Information—D. Exchange Controls—Foreign indebtedness information regime”.
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
Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency or in kind to the extent permitted by applicable law. The ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary’s fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso.
History of Payment of Dividends
The annual shareholders’ meeting held on March 23, 2017, approved the distribution of cash dividends in an aggregate amount of Ps. 444.7 million (nominal value) and the increase in the reserve for future dividends of Ps. 15.5 million (nominal value) with respect to our results for the year ended December 31, 2016. On May 17, 2017, our board of directors approved the payment of this distribution of cash dividends.
The annual shareholders’ meeting held on April 25, 2018, approved the allocation of the earnings for the year ended December 31, 2017 for the amount of Ps. 1,590.2 million (nominal value) in the facultative reserve considering the current investment plan in property, plant and equipment.
The annual shareholders’ meeting held on April 25, 2019, approved the allocation of the retained earnings for the year ended December 31, 2018 for the amount of Ps. 5,166.2 million (nominal value) in the facultative reserve considering the current investment plan in property, plant and equipment.
The annual shareholders’ meeting held on April 16, 2020, approved the allocation of the retained earnings for the year ended December 31, 2019 for the amount of Ps. 127.7 million (nominal value) in the legal reserve and Ps. 3,711.5 million (nominal value) in the facultative reserve considering the current investment plan in property, plant and equipment.
The ordinary shareholders’ meeting held on September 30, 2020, approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 2,400 million (nominal value), equivalent to a dividend of Ps. 4.03 per share. The dividends payment was executed during October, 2020.
The annual shareholders’ meeting held on April 20, 2021, approved (i) to modify the allocation of the Optional Reserve and to allocate such sum to the payment of future dividends and, consequently, change its name to “Optional Reserve for Future Dividends”; and (ii) to allocate the sum of Ps. 11,351 million (nominal value) to the Optional Reserve for Future Dividends. Also, it was approved to delegate to the board of directors the power to totally or partially disaffect and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2021.
On April 14, 2022 the board of directors of our Company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 5,150 million, equivalent to a dividend of Ps. 8.79 per outstanding share. The dividends payment was executed as of April 2022.

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
On July 1, 2022 the board of directors of our Company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 10,300 million, equivalent to a dividend of Ps. 17.59 per outstanding share. The dividends payment was executed in July 2022.
On December 27, 2022 the board of directors of our Company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 3,500 million, equivalent to a dividend of Ps. 5.99 per outstanding share. The dividends payment was executed as of January 2023.
The annual shareholders’ meeting held on April 25, 2023, approved (i) to allocate the sum of Ps. 1,939 million (adjusted per inflation as of December 31, 2022) to the Optional Reserve for Future Dividends; and (ii) to delegate to the board of directors the power to totally or partially disaffect and distribute in cash and/or kind, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2023.
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
B.Significant Changes
Except as identified in this annual report, no undisclosed significant changes have occurred since the date of the consolidated financial statements.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
Our ordinary shares trade on the BYMA under the symbol “LOMA” and on the NYSE under the symbol “LOMA” in the form of ADSs issued by JPMorgan Chase Bank, N.A., as depositary. Each ADS represents five ordinary shares.
On December 19, 2022, we entered into an amended and restated deposit agreement, with JPMorgan Chase Bank, N.A. Pursuant to the terms of the deposit agreement, we removed Citibank, N.A. as depositary and appointed JPMorgan Chase Bank, N.A. as successor depositary thereunder.
B.Plan of Distribution
Not applicable.
C.Markets
On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE. Our ordinary shares are currently traded on the MERVAL (since November 2017) and BYMA (since November 2017) under the symbol “LOMA”. Additionally, our ADSs have been trading on the NYSE since October 31, 2017 under the symbol “LOMA”.

D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Description of Capital Stock
Our bylaws, approved by our shareholders at our general shareholders’ meeting held on April 16, 2020, are filed as Exhibit 1.1 to this annual report. The information otherwise contemplated by this Item is included in Exhibit 2.2 to this annual report, which is hereby incorporated by reference. This summary does not purport to be complete and is qualified by reference to our by-laws, Argentine corporate law, the rules and regulations of the CNV and the listing rules of BYMA. For more complete information, you should read our bylaws. For information on how to obtain a copy of our bylaws, please read “Documents on Display”.
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
Our share capital as of December 31, 2022 consisted of Ps. 59,602,649, represented by 596,026,490 ordinary, book entry shares, with a par value of Ps. 0.10 per share and each entitled to one vote, including treasury shares. As of December 31, 2022, the Company held 12,352,329 treasury shares. All outstanding shares are fully paid as of the date of this annual report.

On April 25, 2023, our general shareholders’ meeting approved the reduction of our capital stock on (1) 12,352,329 treasury shares acquired under the Company’s share repurchase plans and (2) 191,010 shares registered to shareholders that cannot be identified since 1995. As a result, as of the date of this report, our share capital consists of Ps. 58,348,315 represented by 583,483,151 ordinary, book entry shares, with a par value of Ps. 0.10 per share and each entitled to one vote. The decision taken by the shareholders’ meeting to reduce the company’s capital requires the approval of the Public Registry to be effective vis-à-vis third parties.
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
C.Material Contracts
We have not been party to any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business.
D.Exchange Controls
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
(i)Prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency:
•For portfolio investment purposes for more than $200 per calendar month by individuals;
•For portfolio investment purposes by legal entities, local governments, funds and trusts;
•By non-Argentine residents, except for certain exemptions;
•For payment of dividends and earnings, except that no such prior authorization is required for the payment of profits and dividends as from January 17, 2020, in an amount that (including the amount of the payment being made at the time of the access) do not exceeds 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for pesos through the foreign exchange market as from such date.
•For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;
•For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;
•For the payment of services with related foreign parties, except for certain exemptions, and;
•Until June 30, 2022 for the payment of principal under foreign financial indebtedness with related parties, except for certain exemptions.

(ii)The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into pesos through the FX Market in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity
(iii)It is prohibited to access the FX market for the purchase of foreign currency for the payment of local debts and other obligations incurred in foreign currency between Argentine residents originated as of September 1, 2019, except, among others, in the case of obligations instrumented by means of public registries or deeds dated as of August 30, 2019.
(iv)The proceeds from the collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory transfer into Argentina and conversion into pesos through the FX Market, within the terms described in each case, computed from the shipment date:
•15 consecutive days for crops and soybean oil;
•30 consecutive days for hydrocarbons and derivatives;
•60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;
•180 consecutive days for all other goods; and
•365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than $600,000 and individual exports of less than $15,000 each.
Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five consecutive days computed from the date of payment or collection.
(v)The proceeds from the collection of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the five consecutive days computed from the date they are received.
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

(vi)Pursuant to Communication “A” 7001, dated April 30, 2020, as amended, in order to gain access to the FX Market for making any kind of payments, and in addition to applicable requirements, the Argentine Central Bank requires an affidavit from the requestor, (i) stating that within the immediately proceeding 90 consecutive days it has not (a) sold in Argentina securities settled against foreign currency; (b) transferred securities to custody accounts out of Argentina within the immediately preceding 90 consecutive days; (c) acquired in the country securities issued by non-residents with settlement in pesos; (d) acquired Argentine certificates of deposit representing foreign shares; (e) acquired securities representing private debt issued in foreign jurisdictions; and (f) delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad; and (ii) committing within the immediately following 90 consecutive days not to (i) sell in Argentina securities settled against foreign currency; (b) transfer securities or making swaps of securities, among others, to custody accounts out of Argentina; (c) acquire in the country securities issued by non-residents with settlement in pesos; (d) acquire Argentine certificates of deposit representing foreign shares; (e) acquire securities representing private debt issued in foreign jurisdictions; and (f) deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.
(vii)Communication “A” 7030 of the Argentine Central Bank, dated May 28, 2020, requires that, for purposes of accessing the FX Market for making payments of, among others things, imports of goods, services rendered by non-Argentine residents, interests in connection with the import of goods and services, dividends and other earnings distributions, principal and interest on financial debt, payment of debt securities with public registry in Argentina, or for making international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, the party will be required to file an affidavit (i) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina are deposited with Argentine financial institutions and that it did not hold, at the beginning of the day on which it requests market access, Argentine certificates of deposit representing foreign shares and/or available liquid assets that together have a value at the beginning of the day on which it requests market access of more than the equivalent of US$100,000 (one hundred thousand U.S. dollars); and (ii) committing to transfer into Argentina and settle for Argentine pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties after May 28, 2020, time deposits made after May 28, 2020, or the sale of any asset when the asset was acquired.
(viii)On September 15, 2020, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$2,000,000 per month in the aggregate with maturities between October 15, 2020 and June 30, 2022 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. The Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness in connection with the refinancing described in this paragraph for up to 45 consecutive days from the original stated maturity, subject to compliance with certain additional requirements. The Argentine Central Bank also allowed the precancellation of interests on foreign financial indebtedness when such precancellation is implemented in connection with the exchange of debt securities and certain additional requirements are met. In addition, pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside Argentina and issued since February 5, 2021, and that are partially subscribed for in foreign currency in Argentina, subject to certain requirements.
(ix)Pursuant to Communication “A” 7030, as amended, the Argentine Central Bank provides that, until June 30, 2022, with certain limited exceptions, access to the FX Market for the payment of importing certain goods or the payment of principal under imports accounts payable will be subject to the prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed $250,000,000. Such amount is calculated as the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market, plus certain payments made for other imports not included in the forgoing calculation, less the amount of payments pending for imports with nationalization made between September 1, 2019 and December 31, 2019.
(x)The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to compliance with the foreign indebtedness information regime before the Argentine Central Bank.
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
E.Taxation
Taxation
The following discussion contains a description of the principal Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder. This summary is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax adviser about the particular Argentine and United States federal income tax consequences to it of an investment in our ordinary shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, JPMorgan Chase Bank, N.A, as depositary and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.
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
Laws No. 27,430 and No. 27,541, enacted by the Argentine Congress on December 27, 2017 and December 21, 2019 respectively, made relevant amendments to the Argentine federal tax regime. Such amendments reached, among other laws, the Argentine Income Tax Law (the “ITL”) and the Personal Assets Tax Law. As a result, when we mention provisions of such laws we are referring to laws in force according to such amendments. In certain cases, we will mention Law No. 27,430 and No. 27,541 with the aim of outlining certain particular aspects of those laws.
Taxation on Dividends
The following rules apply to dividends paid to Argentine resident individuals and non-Argentine residents individuals or entities: (i) exemptted from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018 except if the Equalization Tax applies (as explained below); (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018.
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
Capital gains realized by individuals residents in Argentina from the sale of shares and other securities is subject to income tax at a 15% rate on the net gain, unless such securities were traded in stock markets and/or have public offering authorization issued by the CNV, in which case an exemption applies to the extent certain conditions are met.
Such exemption is also applicable for non-Argentine residents subject to certain requirements, as described in the next paragraph. For transactions not covered by the exemption (sale of stock not traded in a stock markets and/or with public offering authorization issued by the CNV), the gain derived from the disposition of shares and representative securities by non-residents is subject to Argentine income tax at a rate of 15% -except if seller is located in a “non-cooperative” jurisdiction, as explained in next paragraph- either (i) on the net amount resulting from deducting from the sale price of the shares, the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, as well as the deductions admitted by the ITL or (ii) on the net presumed income provided by the ITL for this type of transaction (i.e., 90%), which results in an effective rate of 13.5% of the gross price. If the exemption does not apply, the buyer resident in Argentina is responsible for making the withholding. Instead, if the buyer is not resident in Argentina, the seller is responsible for paying the tax through its legal representative in Argentina, someone appointed for purposes of paying the tax, or through an international wire transfer.
The exemption mentioned in the prior paragraph is not applicable if the foreign beneficiary is resident in a “non-cooperative jurisdiction” or the invested funds come from one of such jurisdictions. Section 19 of the ITL defines them as any jurisdiction or country that: (i) has not signed an information exchange agreement with Argentina; (ii) has not signed a treaty to avoid double taxation with Argentina; or (iii) has signed either an agreement or convention but does not comply with its obligation to share information with Argentina. According to the ITL, the Argentine Executive Branch will be responsible for issuing this “black list” of non-cooperative jurisdictions. Such blacklist was included in Section 24 of the ITL Regulatory Decree No. 862/2019 on December 6, 2019. This list was amended by Decree No. 4/2023 on January 27, 2023. If, for this reason the exemption is not applicable, the applicable rate is 35% on the net presumed income of 90%, thus the effective withholding rate is 31.5%.
Before the enactment of the tax reform introduced by Law No. 27,430 in the Argentine Income Tax Law, , the tax treatment applicable to gains realized by beneficiaries who were residents and non-residents of Argentina from the sale of ADSs was open to interpretation and it may not have been uniform under the amended Argentine ITL. Possible variations in the treatment of the ADSs for income tax purposes could affect both residents and non-resident of Argentina holders of ADSs. As of the date of this annual report, there are no administrative or judicial decisions clarifying the ambiguity of the law regarding the source of income originated in the sale of ADSs. However, since December 29, 2017, it is clear that the sale of ADSs by non-residents are subject to Income Tax in Argentina unless the underlying shares are covered by the exemption explained above.
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
Value Added Tax
The sale, exchange or other disposition of our ordinary shares and ADSs, and the distribution of dividends in connection therewith, are not subject to value added tax.
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
Material United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs by U.S. Holders (as defined below), but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire shares or the ADSs. This summary does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations issued thereunder, or the Regulations, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling will be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any statement or conclusion in this summary, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following summary or, if challenged, that a court will uphold such statement or conclusion.
This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including the impact of the Medicare tax on net investment income, or to U.S. Holders subject to special rules, such as certain banks or financial institutions, certain U.S. expatriates, insurance companies, individual retirement accounts, dealers in securities or currencies, traders in securities that use a mark-to-market method of tax accounting, persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to the ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements classified as partnerships or other pass through entities for U.S. federal income tax purposes or holders of equity interests therein, persons liable for alternative minimum tax, U.S. Holders that own, directly, indirectly or constructively, 10% or more of the total voting power or value of our stock, U.S. Holders that are resident in or have a permanent establishment in a jurisdiction outside the United States and persons holding the ordinary shares or ADSs as part of a “straddle”, “hedge”, “conversion transaction”, “constructive sale”, "wash sale" or other integrated transaction. In addition, this summary is limited to U.S. Holders who hold the ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person for U.S. federal income tax purposes.
If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the ordinary shares or ADSs the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and status and the activities of the partnership. A partnership considering an investment in the ordinary shares or ADSs, and partners in such a partnership, should consult their tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs.
The following discussion generally assumes that we are not, and will not become, a passive foreign investment company, or PFIC, as defined below under “Passive Foreign Investment Company Rules.”
Prospective purchasers of the ordinary shares or ADSs should consult their tax advisers concerning the tax consequences of holding ordinary shares or ADSs in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other federal, state, local, non-U.S. or other tax laws and possible changes in tax law.
Tax Treatment of the ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreements will be complied with in accordance with their terms. For U.S. federal income tax purposes, a beneficial owner of the ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Accordingly, no gain or loss will be recognized upon an exchange of the ADSs for the ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and us.
Dividends
The gross amount of distributions paid with respect to the ordinary shares or ADSs (other than certain pro rata distributions of shares to all shareholders), including the amount of any Argentine taxes withheld, will be treated as dividends on the date actually or constructively received to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the ordinary shares or ADSs for more than one year as of the time such distribution is actually or constructively received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from certain other corporations.

Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2022.
Dividends paid in pesos will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the pesos equal to their U.S. dollar value on the date of receipt. A U.S. Holder generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such pesos, which will generally be treated as U.S.-source ordinary income or loss.

Dividends received by U.S. Holders will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the ordinary shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “ —Material Argentine Tax Considerations”) will likely not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Further, recently issued Treasury regulations require non-U.S. income tax laws to meet certain requirements in order for such taxes to be creditable for U.S. Holders that do not elect (or are not eligible for) the benefits of an income tax treaty. We have not determined whether these requirements have been met with respect to Argentine or any other relevant non-U.S. withholding taxes. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
Upon a sale or other taxable disposition of the ordinary shares or ADSs, U.S. Holders will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain (taxable at a reduced rate for certain non-corporate U.S. Holders, such as individuals) or loss if the ordinary shares or ADSs were held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder’s adjusted tax basis in the shares or the ADSs generally will equal the cost of such shares or the ADSs, adjusted by the amount, if any, of distributions in excess of our current and accumulated earnings and profits, and the amount realized on a sale, exchange or other taxable disposition of the shares or the ADSs will be the amount received determined on the date of disposition. If an Argentine tax is withheld on the sale or other disposition of the ordinary shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “ —Material Argentine Tax Considerations—Capital Gains” for a description of when a disposition of the ordinary shares or ADSs may be subject to taxation by Argentina. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules
The foregoing discussion of dividends and capital gains assumes that we are not a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:
•at least 75% of its gross income is “passive income;” or
•at least 50% of the quarterly average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income”.
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

Based upon the composition of its income, its assets, the nature of its business, and the current price of its ordinary shares and ADSs, our company does not believe it was a PFIC for the taxable year ending December 31, 2022. There can be no assurance, however, that our company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within our company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If our company is a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs and any of our company’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers about the application of the PFIC rules to any of our company’s subsidiaries.
If we were a PFIC in any taxable year, materially adverse U.S. federal income consequences could result for U.S. Holders. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gains recognized by such U.S. Holder on a sale or other disposition (including, under certain circumstances, a pledge) of ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amount allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the ordinary shares or ADSs in excess of 125% of the average of the annual distributions on such ordinary shares or ADSs received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above.
If we are classified as a PFIC in any year that a U.S. Holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if we cease to be a PFIC in such years.
If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an Internal Revenue Service (“IRS”) Form 8621 annually, generally with the U.S. Holder's U.S. federal income tax return for that year unless specified exceptions apply. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations.
Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares or ADSs if we were a PFIC. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.
Information Reporting and Backup Withholding
Payments of dividends and proceeds from the sale or other taxable disposition (including redemption) of the ordinary shares or ADS by a U.S. paying agent or other U.S. intermediary, or made into the United States, generally will be reported to the IRS, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. In addition, certain U.S. Holders may be subject to backup withholding in respect of such payments if they do not provide their taxpayer identification numbers or certification of exempt status.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets”, the aggregate value of which exceeds US$50,000 on the last day of the taxable year (or the aggregate value of which exceeds US$75,000 at any time during the taxable year), generally are required to file an information report with respect to such assets with their tax returns for each year in which they hold the ordinary shares or ADSs, subject to certain exceptions. The ordinary shares and ADSs generally will constitute specified foreign financial assets subject to these reporting requirements unless the ordinary shares or ADSs, as applicable, are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisers regarding the application of these disclosure requirements to their ownership of the ordinary shares or ADSs.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
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
Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2022, our total outstanding borrowings on a consolidated basis was Ps. 20,770 million, where 85.1% of the Company's consolidated loans accrued interest at a variable rate, including Ps. 10,806 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps. 6,868 million of borrowings with other floating interest rate.
In the event that the average LIBOR rate applicable to our financial liabilities during the year ended December 31, 2022 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately US$ 0.46 million.
Foreign Currency Exchange Rate Risk
Our liabilities that are exposed to foreign currency exchange rate risk are denominated in U.S. dollars. To partially offset our risk of any depreciation of the peso against the U.S. dollar, from time to time we may enter into derivative or dollar linked contracts. Because we borrow in U.S. dollars in international markets to fund our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates.
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2022, our consolidated foreign currency-denominated borrowings was Ps. 10,882 million, denominated in U.S. dollars.
As of December 31, 2022 we did not have foreign currency derivative financial instruments.
In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2022, our foreign currency denominated indebtedness as of December 31, 2022 would have increased by approximately Ps. 2,039 million.
Additionally, considering the exchange regulations and restrictions currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2022, the use of financial instruments to settle the above transactions would result in an impact of approximately 94%.
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
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.

B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Fees and Expenses

The depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs, and (ii) each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered (as the case may be).

In addition, the following additional fees, charges and expenses shall also be incurred by an ADS holder:

(1) a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

(2) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to the ADS holders entitled thereto;

 (3) an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADS holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such ADS holders or by deducting such charge from one or more cash dividends or other cash distributions), and

 (4) an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and charges and expenses incurred on behalf of ADS holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADS holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADS holders or by deducting such charge or expense from one or more cash dividends or other cash distributions).

We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary, except: (i) stock transfer or other taxes and other governmental charges (which are payable by ADS holders or persons depositing shares); (ii) a transaction fee per cancellation request (including through SWIFT, telex and facsimile transmission) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the Depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or Holders); an (iii) transfer or registration expenses for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or ADS holders withdrawing deposited securities).

The right of the depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement. Upon the resignation or removal of the depositary, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the company and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to the Rights of Security Holders
None.
B.Material Modifications to the Rights of any Class of Registered Securities
None.
C.Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities
None.
D.Changes in the Trustee or Paying Agents for any Registered Securities

On December 19, 2022, we entered into an amended and restated deposit agreement, with JPMorgan Chase Bank, N.A., located at 383 Madison Avenue, Floor 11 New York, New York, 10179. Pursuant to the terms of the deposit agreement, we removed Citibank, N.A. as depositary and appointed JPMorgan Chase Bank, N.A. as successor depositary thereunder.
E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Based upon our evaluations, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance of their reliability, as of December 31, 2022.

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
As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
Attestation Report of the Independent Registered Public Accounting Firm

As required by Section 404(b) of the Sarbanes-Oxley Act of 2022 and related rules as promulgated by the SEC, Pistrelli, Henry Martin y Asociados S.R.L., a member of Ernst & Young Global Limited, the independent registered public accounting firm that audited our financial statements for the fiscal year ended December 31, 2022 included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting set forth in our audited consolidated financial statements, which are included in this annual report beginning at Page F-1.
Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2022
There have not been any changes in our internal control over financial reporting during the year of 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Carlos Boero Hughes who is currently serving on our Audit Committee, is “audit committee financial experts” as defined by the SEC’s rules, have the requisite accounting or related financial management expertise under the rules of the NYSE and is independent under CNV regulations, Rule 10A-3 and the applicable NYSE standards. Mr. Hughes biographical information is included in “Directors, Senior Management and Employees”.
ITEM 16B.    CODE OF ETHICS
As of August 28, 2018, Loma Negra adopted and communicated the new version of the Code of Ethics, named Code of Business Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Business Conduct is posted on our web site at: http://www.lomanegra.com/en/who-we-are/ethics/. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. Pursuant to

Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. In addition, we did not grant any waivers to our Code of Business Conduct during the year ended December 31, 2022.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited), for audit and other services performed in fiscal years 2022 and 2021 (stated in the current measurement unit as of December 31, 2022):

	2022	2021
	(in thousands of Ps.)
Audit fees (1)	275,032.1	232,462.2
Audit related fees (2)	4,430.0	4,499.9
Tax fees (3)	1,132.5	1,851.6
Other non-audit fees (4)	850.0	—
Total	281,444.6	238,813.7
________________
(1)Includes fees for professional services rendered by the principal accountant, in each fiscal year, for the audit of the registrant’s annual financial statements and, for 2022, internal control over financial reporting of the Company. Also includes services typically provided by the accountant in connection with statutory and regulatory filings or engagements. It includes the audit of annual consolidated financial statements and reviews of quarterly consolidated financial statements.
(2)Includes fees for assurance and related services that are reasonably related to the audit or review of consolidated financial statements and were not reported in the previous category. These services include attestation services that are required by applicable regulators.
(3)Includes fees for professional services rendered by our independent registered public accounting firm, in each fiscal year, for tax compliance, mainly related to expatriate services.
(4)Includes fees for training services rendered by our independent registered public accounting firm in 2022.
The Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related and tax fees in fiscal year 2022.
The engagement of any service rendered by our external auditor or any of its affiliates must always have the prior approval of our Audit Committee. Such committee has developed a pre-approval policy regarding the engagement of professional services by our external auditor in accordance with the Sarbanes-Oxley Act. This policy establishes the obligation to obtain prior approval from our Audit Committee for any service to be rendered by our external auditor to Loma Negra or any of its subsidiaries.
The Audit Committee has delegated the authority to grant pre-approvals for the auditor’s services to one of its members. The decision of this member to pre-approve a service is presented to the full Audit Committee at the next scheduled meeting.
The General Annual Shareholders’ Meeting designates the external auditor.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased		(b) Average Price per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans of Programs
2022	Common Shares	ADR	Common Shares	ADR (US$)	Common Shares (*)
January (from 1-3 to 1-31)	1,264,276	10,069	268.93	6.6	1,314,621	for up to Ps.900 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
February (from 2-1 to 2-18)	765,050	—	272.89	—	765,050	for up to Ps.900 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
October (from 10-5 to 10-31)	590,943	—	403.20	—	590,943	for up to Ps.1000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
November (until 11-1 to 11-30)	687,865	—	411.60	—	687,865	for up to Ps.1000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
December (from 12-1 to 12-28)	448,001	17,473	429.93	6.9	535,366	for up to Ps.1000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(ii)
________________
(*)Each ADR represents 5 common shares

(i)On December 21, 2021, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the CNV Regulations (2013 revised version) our board of directors approved and announced a share repurchase, in accordance with Section 64 of the LMC and the CNV Regulations. The plan’s purpose was to efficiently apply a portion of our cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans. The share repurchase has the following terms and conditions: (a) the maximum amount to invest is up to Ps. 900,000,000; (b) repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of the LMC, and all of the shares issued by our Company are fully paid; (c) the price per share is up to Ps. 310 per share in ByMA and up to US$ 7.5 per ADR in the NYSE; and (d) the period in which the acquisitions will be performed is a 60-day period which will be counted after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the board of directors, which will be duly informed.
(ii)On October 3, 2022, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Argentine securities regulator (“Comisión Nacional de Valores” or “CNV”) Regulations (2013 revised version) our board of directors approved a share repurchase, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations, with the purpose of efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders. According to the following terms and conditions: (a) Maximum Amount to Invest: Up to Ps. 1,000,000,000; (b) Repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC. All of the shares issued by the Company are fully paid; (c) Price Per Share: Up to Ps. 495 per share in ByMA and up to US$ 8.0 per ADR in the NYSE; and (d) Period in which the acquisitions will be performed: until December 31, 2022.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.     CORPORATE GOVERNANCE
Because we are a “foreign private issuer” and a “controlled company”, the NYSE rules applicable to us are considerably different from those applied to domestic companies that are not “controlled companies”. Accordingly, we take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for “foreign private issuers”. Subject to the items listed below, we currently follow certain Argentine practices concerning corporate governance:
•Director Independence. The NYSE rules provide that the board of directors of a domestic listed company must have a majority of independent directors in accordance with NYSE independence requirements. “Controlled companies” are not required to comply with this requirement. Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Currently, our board of directors is composed of nine members of whom four are independent in accordance with CNV independence requirements.
•Executive Sessions. The NYSE rules require the non-management directors of domestic listed companies to meet at regularly scheduled executive sessions without management being present. There is no similar requirement under Argentine law, however the recently enacted new Code of Corporate Governance of the CNV includes as a good practice the holding of board of directors meetings where only non-executive directors (including independent Directors) participate regularly. Loma Negra has adopted such practice. Under Argentine law there is a requirement that the board of directors meets at least once every three (3) months.
•Audit Committee. The NYSE rules require domestic listed companies to have an audit committee with a minimum of three independent directors and a written charter that covers certain minimum specified duties. In addition, the audit committee must comply with Rule 10A-3 and have at least one member with requisite accounting or related financial management expertise and each member of the audit committee must satisfy the independence and financial literacy set forth in the NYSE rules. As a foreign private issuer, we are only required to comply with Rule 10A-3. Pursuant to the LMC, and its corresponding regulations, listed companies in Argentina are required to have an audit committee consisting of at least three members of our board of directors, the majority of which must be independent directors. We have elected to voluntarily comply with all financial management expertise, independence and financial literacy requirements of the NYSE. The Audit Committee has a written charter describing its duties and responsibilities.
•Compensation and Nominating/Corporate Governance Committees. The NYSE rules require domestic listed companies to maintain compensation and nominating/corporate governance committees, which must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. “Controlled companies” are not required to comply with this requirement. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. On May 9, 2019 the board of directors decided to create the following Committees: (i) Results, Finance and Strategy Committee; (ii) People and Governance Committee; and (iii) Risk and Reputation Committee. For more information, see “Item 6 C. Committees of the Board of Directors”
•Shareholder Approval of Equity Compensation Plans. The NYSE rules require shareholders of domestic listed companies to be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Under Argentine law, the basic terms of the equity-compensation plans should be considered at the general shareholders’ meeting, but permits delegation to the board of directors. We have elected to rely on the exemption from these NYSE rules requirement available to foreign private issuers and we comply with our home country practices regarding corporate governance.
•Corporate Governance Guidelines. The NYSE rules require domestic listed companies to adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Argentine law does not require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain recommended guidelines for listed companies referred to as Code of Corporate Governance and the board of directors must describe the level of compliance with the guidelines and recommendations in such Code of Corporate Governance in its annual report. As of the date of this annual report, we are in the process of adopting a corporate governance manual which shall be in compliance with the CNV Rules and shall comprise all corporate governance practices already adopted by Loma Negra. Notwithstanding this, we file on an annual basis before CNV a report regarding the status of compliance of such recommended corporate governance guidelines.
•Code of Business Conduct and Ethics. The NYSE rules require domestic listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We are currently subject to Loma Negra’s code of corporate conduct. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. The Code of Business Conduct is available on our website at https://www.lomanegra.com/compliance/ .
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1	Bylaws of the Registrant, as of April 16, 2020 (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on April 30, 2020).

2.1
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit A to the Registrant’s registration statement on Form F-6 (No. 333-268571) filed on November 28, 2022).

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347).

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L.

96.1
Technical Report Summary (La Pampita y Entorno) (report date: March 22, 2023; effective date: December 31, 2021) (incorporated by reference to Exhibit 96.1 to Amendment No. 2 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on March 22, 2023)

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

Date: April 27, 2023	Loma Negra C.I.A.S.A.

[/s/ Sergio D. Faifman]
Name: Sergio D. Faifman
Title: Chief Executive Officer

[/s/ Marcos I. Gradin]
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated financial statements as of December 31, 2022

Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 of Loma Negra Compañía Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Property, plant and equipment

Description of the matter
As of December 31, 2022, the Company’s Property, plant and equipment (“PP&E”) amounts to Argentine pesos (“Ps.”) 153,471 million. As mentioned in Note 13.2. to the consolidated financial statements, the Company carries out an impairment analysis of the amount of these assets when an indicator is identified and suggests that their carrying amount could be less than their recoverable value, which is defined as the highest between its fair value less costs of disposal and its value in use. The Company determined the recoverable value of PP&E based on discounted future cash flows, calculated for each cash generating unit (“CGU”).

Auditing the Company´s PP&E impairment test is complex and highly judgmental due to the significant assumptions and estimates applied by the Company's Management to determine the recoverable value that are subject to uncertainty related to future events and the impact of the expectations about future market or Argentine macroeconomic conditions.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company´s impairment analysis process. For example, we tested controls over the determination of recoverable values, including the valuation models and underlying assumptions used to develop such estimates.
To test the impairment analysis of PP&E our audit procedures included, among others, involving professionals with specialized skills and knowledge in valuation techniques to assist us in evaluating the methodology used by the Company in the determination of discounted cash flows and the key assumptions used by the Company for determining future cash flows, including discount rates, macroeconomic variables, expected growth rates, price variation levels, expected profit margins, and the required levels of investment in PP&E and working capital for each CGU; comparing those key assumptions with the Company's historical trend and with information obtained from industry reports and other external information sources; carrying out a sensitivity analysis of changes in the recoverable value in relation to changes in the mentioned key assumptions; testing the completeness and accuracy of the data used in the recoverable value estimates and testing the mathematical accuracy of the model developed by the Company. We also evaluated the disclosures related to this matter included in the consolidated financial statements.

Consolidated net assets and disclosures related to the Ferrosur Roca railway concession

Description of the matter
As mentioned in Note 2.5. to the consolidated financial statements, the Company consolidates the financial information of its controlled company Ferrosur Roca S.A., that operates the General Roca National Cargo Railway Network pursuant to the concession by the Argentina National Government. The concession original term ended in March 2023. As of December 31, 2022, the recorded amounts of the assets and liabilities related to the concession amount to Ps. 4,704 million and Ps. 3,730 million, respectively.
As mentioned in Note 38. to the consolidated financial statements, although the concession contract provided the possibility of an additional ten-year extension, the Ministry of Transportation has rejected the request for the extension of the concession contracts submitted by all the private railway concessionaires, granting only a temporary extension for 18 months, while the stated objective of the National Government is to begin managing the railroad network infrastructure directly, carrying out the corresponding investments and allowing the provision of railway services to registered operators. As a result, the concession of Ferrosur Roca S.A. would end in September 2024.
Auditing the recorded amounts of assets and liabilities and the disclosures related to the railway concession of Ferrosur Roca S.A. is complex and highly judgmental due to the assumptions about future events and conditions used by the Company´s Management to assess the impacts of the termination of the concession and the potential continuity as a railway operator, that are described in Note 38. to the consolidated financial statements.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company´s assessment of the Ferrosur Roca concession. For example, we tested controls over management’s review of significant assumptions described in Note 38. to the consolidated financial statements.

To test management assessment our audit procedures included, among others, obtaining an understanding of the legal and regulatory framework applicable to the concession; reading the concession contract and other related agreements and documentation; reading the Company's internal and external legal advisors’ reports; reading the filings and correspondence with the relevant authorities in relation to the application to be a railway operator; obtaining an understanding of the plans of the Company in relation to the potential railway operator business and evaluating the assessment performed by the management over the useful lives and recoverability of related assets. We also assessed the Company’s disclosures regarding Ferrosur Roca S.A. railway concession in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2019.

City of Buenos Aires, Argentina
April 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on Internal Control Over Financial Reporting
We have audited Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”)´s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting at December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated April 27, 2023 expressed an unqualified opinion thereon.

Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

City of Buenos Aires, Argentina
April 27, 2023

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		For the year ended December 31,
CONTINUING OPERATIONS	Notes	2022	2021	2020
Revenues	5	145,132,614	143,500,526	122,382,364
Cost of sales	6	(105,939,947)	(98,144,832)	(85,344,521)
Gross profit		39,192,667	45,355,694	37,037,843
Losses from interest in companies	19	—	—	(1,187,243)
Selling and administrative expenses	7	(12,510,583)	(12,327,920)	(10,157,473)
Impairment of property, plant and equipment	13	—	(297,737)	(2,784,272)
Other gains and losses	8	3,385,427	407,974	432,760
Tax on debits and credits to bank accounts	9	(1,455,247)	(1,446,237)	(1,438,852)
FINANCIAL RESULTS, NET
Exchange rate differences	10	(7,419,062)	(3,207,654)	4,846,433
Gain on net monetary position		13,747,163	3,911,809	5,678,068
Financial income	10	1,626,331	1,990,999	1,303,029
Financial expenses	10	(25,563,695)	(2,612,401)	(8,688,039)
Profit before tax		11,003,001	31,774,527	25,042,254
INCOME TAX EXPENSE
Current	11	(4,104,685)	(12,931,381)	(7,018,683)
Deferred	11	(5,091,437)	(6,485,226)	363,274
NET PROFIT FOR THE YEAR FROM CONTINUED OPERATIONS		1,806,879	12,357,920	18,386,845
DISCONTINUED OPERATIONS
Net profit for the year from discontinued operations	39	—	—	15,079,318
NET PROFIT FOR THE YEAR		1,806,879	12,357,920	33,466,163
OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations		—	—	(842,116)
Total other comprehensive income		—	—	(842,116)
Total comprehensive income		1,806,879	12,357,920	32,624,047
Net income attributable to:
Owners of the parent company		1,938,676	12,828,735	33,374,740
Non-controlling interest		(131,797)	(470,815)	91,423
NET PROFIT		1,806,879	12,357,920	33,466,163
Total comprehensive income attributable to:
Owners of the parent company		1,938,676	12,828,735	32,945,244
Non-controlling interest		(131,797)	(470,815)	(321,197)
Total comprehensive income		1,806,879	12,357,920	32,624,047
Earnings per share (basic and diluted):
From continued operations (in pesos)	12	3.3122	21.6685	31.9383
From continued and discontinued operations (in pesos)	12	3.3122	21.6685	55.9954
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2022, AS COMPARED WITH DECEMBER 31, 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	13	153,471,326	158,357,491
Right of use assets	14	1,050,539	603,627
Intangible assets	15	469,883	563,115
Investments	16	10,234	10,234
Goodwill	17	102,078	102,078
Inventories	18	6,380,105	6,007,382
Other receivables	20	1,121,129	1,354,095
Total non-current assets		162,605,294	166,998,022
Current assets
Inventories	18	20,403,999	16,941,790
Other receivables	20	5,850,038	2,319,694
Trade accounts receivable	21	9,123,172	7,715,417
Investments	16	4,246,309	9,623,400
Cash and banks	22	664,605	644,244
Total current assets		40,288,123	37,244,545
Total assets		202,893,417	204,242,567
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2022, AS COMPARED WITH DECEMBER 31, 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2022	2021
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	37,940,831	39,674,985
Reserves		75,872,906	88,414,368
Retained earnings		1,938,676	12,828,735
Equity attributable to owners of the parent company		115,752,413	140,918,088
Non-controlling interest		194,824	326,621
Total shareholders’ equity		115,947,237	141,244,709
LIABILITIES
Non-current liabilities
Borrowings	24	9,879,689	776,668
Lease liabilities	14	783,235	458,118
Provisions	26	1,307,151	1,105,123
Salaries and social security contributions		94,505	98,453
Other liabilities	28	164,250	277,838
Deferred tax liabilities	11	32,970,160	27,878,723
Total non-current liabilities		45,198,990	30,594,923
Current liabilities
Borrowings	24	10,890,674	4,114,872
Lease liabilities	14	282,325	154,943
Accounts payable	25	17,699,400	15,342,446
Advances from customers		1,761,297	1,999,501
Salaries and social security contributions		4,446,365	3,963,004
Tax liabilities	27	2,915,074	6,516,634
Other liabilities	28	3,752,055	311,535
Total current liabilities		41,747,190	32,402,935
Total liabilities		86,946,180	62,997,858
Total shareholders’ equity and liabilities		202,893,417	204,242,567
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2022	58,743	860	13,865,792	202,904	22,074,056	3,436,849	—	4,608,318	(4,650,202)	77,665	2,825,659	22,057	85,566,652	12,828,735	140,918,088	326,621	141,244,709
Acquisition of treasury stock (Note 23)	(389)	389	(91,912)	91,912	(1,556,801)	1,556,801			(1,797,493)						(1,797,493)		(1,797,493)
Share-based payment plans (Note 23)										63,339					63,339		63,339
Granting of share-based payment plans	5	(5)	1,188	(1,188)	20,128	(20,128)	13,834		12,794	(26,628)					—		—
Appropriation as per Annual Shareholders’ Meeting held April 14, 2022:
- Payment of dividends													(8,150,091)		(8,150,091)		(8,150,091)
Appropriation as per Annual Shareholders’ Meeting held April 27, 2022:
- Optional reserve													12,828,735	(12,828,735)	—		—
Appropriation as per Board of Directors’ Resolution of July 1, 2022:
- Payment of dividends													(13,720,106)		(13,720,106)		(13,720,106)
Appropriation as per Board of Directors’ Resolution of December 27, 2022:
- Payment of dividends													(3,500,000)		(3,500,000)		(3,500,000)
Net income for the year														1,938,676	1,938,676	(131,797)	1,806,879
Balances as of December 31, 2022	58,359	1,244	13,775,068	293,628	20,537,383	4,973,522	13,834	4,608,318	(6,434,901)	114,376	2,825,659	22,057	73,025,190	1,938,676	115,752,413	194,824	115,947,237
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Merger premium	Cost of treasury shares	Share-based payment plans (Note 23)	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of parent company	Non-controlling interest	Total
Balances as of January 1, 2021	59,603	—	14,068,696	—	25,510,905	—	4,608,318	—	—	2,825,659	22,057	52,191,912	33,374,740	132,661,890	797,436	133,459,326
Appropriation as per Annual Shareholders’ Meeting held April 20, 2021:
Optional reserve												33,374,740	(33,374,740)
Acquisition of treasury stock (Note 19)	(860)	860	(202,904)	202,904	(3,436,849)	3,436,849	—	(4,650,202)						(4,650,202)	—	(4,650,202)
Share-based payment plans (Note 23)									77,665					77,665		77,665
Net income for the year													12,828,735	12,828,735	(470,815)	12,357,920
Balances as of December 31, 2021	58,743	860	13,865,792	202,904	22,074,056	3,436,849	4,608,318	(4,650,202)	77,665	2,825,659	22,057	85,566,652	12,828,735	140,918,088	326,621	141,244,709
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions								Other comprehensive income
	Capital Stock	Capital adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gain/ (losses)	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balance as of January 1, 2020	59,603	14,068,696	25,510,905	4,608,318	2,314,504	22,057	45,005,709	185,505	1,321,810	15,367,731	108,464,838	8,929,330	117,394,168
Appropriation as per Annual Shareholders' Meeting held on April 16, 2020:
Legal reserve					511,155					(511,155)
Optional reserve							14,856,576			(14,856,576)
Appropriation as per Annual Shareholders' Meeting held on September 30, 2020:
Distribution of dividends							(7,670,373)	(185,505)			(7,855,878)		(7,855,878)
Other comprehensive income									(429,494)		(429,494)	(412,623)	(842,117)
Reclassification of exchange differences on translation of foreign operations (Note 41)									(892,316)		(892,316)		(892,316)
Derecognition of non-controlling interest due to sale of subsidiary (Note 41)												(8,997,939)	(8,997,939)
Capital contribution to Ferrosur Roca S.A. - Minority shareholders												1,187,245	1,187,245
Net income for the year										33,374,740	33,374,740	91,423	33,466,163
Balance as of December 31, 2020	59,603	14,068,696	25,510,905	4,608,318	2,825,659	22,057	52,191,912	—	—	33,374,740	132,661,890	797,436	133,459,326
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year from continuing operations	1,806,879	12,357,920	18,386,845
Net profit for the year from discontinued operations	—	—	15,079,318
Net profit for the year	1,806,879	12,357,920	33,466,163
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	9,196,122	19,416,607	11,115,996
Depreciation and amortization	13,277,965	11,608,308	11,725,490
Provisions	1,301,593	887,861	323,530
Exchange rate differences	4,830,253	595,366	(4,213,678)
Loss from securities transactions	17,635,860	—	—
Interest expense	5,105,680	662,350	8,283,249
Investment losses recognized	—	—	1,187,243
Share-based payments	63,339	77,665	—
Income from the operation of Yguazú Cementos S.A. (Note 39)	—	—	(19,539,904)
Gain (loss) on disposal of property, plant and equipment	(3,367,321)	(173,580)	119,645
Impairment of property, plant and equipment	—	297,737	2,784,272
Recognition of allowance for other doubtful receivables	193,550	95,663	460,216
Gain on net monetary position	(13,747,163)	(3,911,809)	(5,678,068)

Changes in operating assets and liabilities
Inventories	(3,165,908)	560,420	2,318,524
Other receivables	(3,177,107)	(1,375,274)	284,413
Trade accounts receivable	(7,146,546)	(2,905,678)	(1,590,358)
Advances from customers	240,820	248,231	1,545,920
Accounts payable	11,163,867	1,572,559	(7,179,893)
Salaries and social security contributions	2,815,821	1,386,683	1,515,371
Provisions	(403,209)	(336,788)	(142,145)
Tax liabilities	5,315,397	425,713	(294,270)
Other liabilities	56,357	57,270	628,759
Income tax paid	(10,634,218)	(12,231,132)	(3,638,279)
Net cash generated by continuing operating activities	31,362,031	29,316,092	33,482,196
Net cash generated by discontinued operating activities	—	—	2,462,716
Net cash generated by operating activities	31,362,031	29,316,092	35,944,912

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of interest in Yguazú Cementos S.A.	93,029	901,095	24,533,710
Proceeds from disposal of property, plant and equipment	3,296,031	561,086	117,023
Payments to acquire property, plant and equipment	(10,203,369)	(13,806,948)	(28,340,923)
Payments to acquire intangibles assets	(104,226)	(200,240)	(254,518)
Payments to acquire investments	—	(8,237,503)	—
Redemption of investments	2,395,145	3,731,936	—
Contributions to FFFSFI	(193,550)	(179,041)	(258,322)
Net cash used in continuing investing activities	(4,716,940)	(17,229,615)	(4,203,030)
Net cash used in discontinued investing activities	—	—	(403,476)
Net cash used in investing activities	(4,716,940)	(17,229,615)	(4,606,506)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	51,706,217	2,435,947	37,317,467
Interest paid	(4,755,928)	(1,110,673)	(8,552,677)
Dividends paid	(21,805,681)	—	(7,832,015)
Lease payments	(283,220)	(344,272)	(432,542)
Repayment of borrowings	(47,845,690)	(13,393,878)	(51,382,457)
Repurchase of common stock	(1,797,493)	(4,650,202)	—
Net cash used in continuing financing activities	(24,781,795)	(17,063,078)	(30,882,224)
Net cash used in discontinued financing activities	—	—	(7,565,911)
Net cash used in financing activities	(24,781,795)	(17,063,078)	(38,448,135)

Net increase (decrease) in cash and cash equivalents	1,863,296	(4,976,601)	(7,109,729)
Net effect of discontinued operations	—	—	5,506,671
Cash and cash equivalents at the beginning of the year	6,439,276	12,865,162	5,220,535
Effect of restating in constant currency of cash and cash equivalents	(3,619,762)	(3,632,834)	(3,590,041)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	228,104	2,183,549	12,837,726
Cash and cash equivalents at the end of the year	4,910,914	6,439,276	12,865,162
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
1. LEGAL INFORMATION
Legal address:
Boulevard Cecilia Grierson 355, 4th. Floor, City of Buenos Aires, Argentina.
Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “the Company” or “the Group”) is a corporation organized under the laws of the Argentine Republic.
Fiscal year number:
Fiscal year No. 98 beginning on January 1, 2022.
Principal business of the Group:
The Company and its subsidiaries, mentioned below, are referred to in these financial statements as “the Group”.
The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. At present, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 13 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is owned by Cofesur S.A.U. with 80% interest, the National State with a 16% interest, and 4% has been transferred by the latter to the employees through a trust created for such purpose. Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to terminate to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the above concession would end in March 2023. However, on December 22, 2022, the Ministry of Transport published Resolution No. 960/2022 in the Official Gazette, provisionally extending for 18 months the concessions of FerroExpreso Pampeano S.A., Nuevo Central Argentino S.A. and Ferrosur Roca S.A. as from the expiration date of their respective concessions; therefore, the concession of Ferrosur Roca S.A. will end in September 2024. The Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 38.
The Group also controls Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste for use as fuel or raw material.
On August 21, 2020, the Company sold its stake in Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay engaged in the manufacturing and marketing of cement. Information relating to the sale of its interest and its main effects is described in Note 39.
Date of registration with the Argentinian General Inspection of Justice (local regulatory agency):
•Registration of the bylaws: August 5, 1926, under No 38, Book 46.
•Last amendment registered to the bylaws: July 13, 2021, under No 10,675, book 103, Corporations Volume.
•Correlative Number of Registration with Inspección General de Justicia (local regulatory agency): 1,914,357.
•Tax identification number (CUIT): 30-50053085-1.
•Date of expiration: July 3, 2116.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
Capital structure:
The subscribed for and paid in capital amounts to $59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $0.10 each, and each entitling to one vote. A portion of such shares are treasury shares as described in Note 23.
2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1 Statement of compliance with the International Financial Reporting Standards (IFRS) and bases of preparation of these consolidated financial statements
The consolidated financial statements of the Group as of December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022, 2021 and 2020 have been prepared and presented in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate the consolidated financial statements in constant currency, as established by the International Accounting Standard 29 (IAS 29).
For comparative purposes, these consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2021 and 2020, which are an integral part of the above-mentioned consolidated financial statements and are presented in order for them to be solely interpreted in accordance with the figures and other information for this current fiscal year. These figures have been restated in the current fiscal year’s end-of-period currency in the manner described in the following section in order to allow comparability.
Due to the sale of the shareholding in Yguazú Cementos S.A. during fiscal year 2020, as described in Note 39, the results of operations in relation to this investment during fiscal year 2020 are disclosed as discontinued operations in accordance with IFRS 5 Non-current Assets held for Sale and Discontinued Operations. Consequently, all the amounts related to discontinued operations within each item of the consolidated statement of comprehensive income are reclassified as discontinued operations. The consolidated statement of cash flows includes the cash flows from continuing and discontinued operations, being the cash flows from discontinued operations and earnings per share disclosed in Note 39, as well as other additional information related to the transaction performed.
These consolidated financial statements were approved by the Board of Directors on April 27, 2023, the date when the consolidated financial statements were available for issuance.
2.2. Financial information presented in constant currency
The consolidated financial statements as of December 31, 2022, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso) in accordance with the provisions included in IAS 29. As a result, the consolidated financial statements are stated in the unit of currency that was current as at the end of this fiscal year.
According to IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. IAS 29 provides certain guidelines for illustrative purposes to define a situation in which hyperinflation is deemed to arise, including (i) analysis of general population behavior, prices, interest rate, and salaries in the face of changes in price indexes and the loss of the currency purchasing power and (ii) as a quantitative

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
feature, which is the condition more frequently considered in practice, the existence of a cumulative three-year inflation rate that approximates or exceeds 100%.
In order to assess the above-mentioned quantitative condition and also to restate financial statements, the series of indices to be used in the application of IAS 29 is determined by FACPCE. This series combines the Consumer Price Index (CPI) at the national level and as published by Instituto Nacional de Estadística y Censos [Official Statistics Bureau, “INDEC” as per the initials in Spanish] as from January 2017 (baseline month: December 2016) with the Wholesale Domestic Price Index (IPIM, for its acronym in Spanish) as published by INDEC until that date, computing for the months of November and December 2015, for which INDEC has no information with respect to changes in the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires.
Taking such index into account, inflation was 94.79%, 50.94% and 36.14% in the years ended December 31, 2022, 2021 and 2020, respectively, and more than 100% accumulated in three years during each of the years presented was reached.
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
(iii) Non-monetary assets and liabilities measured at fair values as of the balance sheet date are not inflation-restated for presentation purposes in the statement of financial position, however, their restated amounts are used to measure the gains or losses caused by holdings of such non-monetary items. For the fiscal years ended December 31, 2022, 2021 and 2020, the Group did not have non-monetary items measured at fair value.

(iv) Non-monetary items measured at historical cost or at the current value of a date prior to the end of the reporting fiscal year are restated by coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. The amounts charged to against the statement of profit or loss and other comprehensive income due to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets shall be determined based on the restated amounts. As of December 31, 2022, 2021 and 2020, the items subject to this restatement process have been those included in inventories, other receivables, property, plant and equipment, right of use assets, goodwill, and non-current investments.
(v) When borrowing costs are capitalized in non-monetary assets pursuant to IAS 23, the components of those costs compensating the creditor for the effects of inflation are not capitalized.
(vi) The restatement of non-monetary assets in terms of current units of measurement as of the end of the year with no equivalent adjustment for tax purposes gives rise to a taxable temporary difference and the recognition of deferred tax liabilities against to profit or loss for the year. In those cases where there is a revaluation of the non-monetary assets in addition to the restatement, the deferred tax recognized on the restatement is accounted for as profit or loss for the year, and the effect of deferred taxes on the revaluation (excess of the revalued amount over the restated amount) is recognized in other comprehensive income. The Group has no revaluated assets.
Restatement of the statement of profit or loss and other comprehensive income:
(i) Expenses and revenues are restated as from the date they are accrued, except for those profit or loss items related to the consumption of assets measured in purchasing power currency of a date previous to the recording of such consumption which are restated based on the date of origin of the asset to which the items are related (such as depreciation, impairment, and other use of assets valued at historical cost); and except also for any profit or loss arising from comparing two

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
measurements expressed in a currency with a purchasing power from different dates, for which it is necessary to identify the amounts compared, their separate restatement and their comparison based on the new restated amounts.

(ii) In the case of financial income and expenses, the Group has changed during the current year the criteria for the disclosure of financial income and expenses that are currently presented in nominal terms, restated at year-end currency, being the prior present them in real terms, i.e., net of the effect of inflation on the assets and liabilities that generated that income or expenses. The figures for the year ended December 31, 2021 and 2020 presented in these consolidated financial statements have been modified for comparability purposes.

(iii) Net profit or loss on exposure of monetary assets and liabilities to inflation is reported in a separate item of profit and loss and other comprehensive income, which reflects profit or loss on the exposure to changes in the purchasing power of the currency (“RECPAM” for the Spanish initials of Resultado por el Cambio en el Poder Adquisitivo de la Moneda).
Restatement of the statement of changes in shareholders’ equity:
All equity components are restated by applying the general price index from the beginning of the fiscal year, and the movements of each such components during the year are restated as from the date of the contribution or initial recognition. Capital stock is presented at nominal values and its corresponding restatement adjustment is presented in the “ capital adjustment” account. Other comprehensive income resulting after the transition date of the implementation of IAS 29 is recorded net of the inflation effect.
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
2.3. Applicable accounting standards
The consolidated financial statements have been prepared on a historical cost basis, which has been restated at year-end currency in the case of non-monetary items, except for the revaluation of certain financial assets, which are measured at the fair value at the closing date of each fiscal year. In general, historical cost is based on the fair value of the consideration given in exchange for the assets.
Fair value is the price that the Group would receive to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date, irrespective of whether such price is directly observable or estimated using another valuation technique. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
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
Fair value is determined on the basis previously mentioned, except for share-based payment transactions that are within the scope of IFRS 2, lease transactions, within the scope of IFRS 16 and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 quoted (unadjusted) prices in active markets for identical assets and liabilities to which the entity has access as at the measurement date;
•Level 2 valuation techniques for which the lowest level input that is significant to their value measurement is directly or indirectly observable; and
•Level 3 valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
Classification as current and non-current:
The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current.
An asset is classified as current when the Group:
a)expects to realize the asset or intends to sell or consume it during its normal operating cycle;
b)holds the asset primarily for the purpose of trading;
c)expects to realize the asset within twelve months after the end of the reporting period; or
d)the asset is cash or cash equivalent unless it is restricted and cannot be exchanged or used to settle a liability for at least twelve months after the end of the reporting period.
All other assets are classified as non-current.
A liability is classified as current when the Group:
a)expects to settle the liability during its normal operating cycle;
b)holds the liability primarily for the purpose of trading;
c)the liability is due to be settled within twelve months after the end of the reporting period; or
d)fails to have an unconditional right to defer settlement of the liability for at least twelve months after the end of the reporting period.
All the other liabilities are classified as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities in all cases.
Year-end date:
The fiscal year of the Group starts on January 1 and ends on December 31 each year.
Currency:
The consolidated financial statements are presented in Argentine Pesos ($), the currency of legal tender in the Argentine Republic, and which is the functional currency of the Group.
Use of estimates:
The preparation of consolidated financial statements requires the Group’s management to make judgements, estimates and assumptions that affect the amount of recorded assets and liabilities and the contingent assets and liabilities disclosed as of

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
2.4. Standards and interpretations issued but not yet effective
The following is a detail of standards and interpretations that are issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements. The Group intends to adopt these standards, if applicable, when they become effective, but in no case will they be adopted earlier.
•IAS 1 Classification of Liabilities as Current or Non-Current
In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments shall be effective for fiscal years beginning on or after January 1, 2024 and shall be applied retroactively. These amendments are not expected to have an impact on the Group´s consolidated financial statements.
•IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 “Insurance contracts”, a new comprehensive financial reporting standard for insurance contracts which covers recognition, assessment, presentation and disclosure. Once in force, IFRS 17 shall replace IFRS 4 which was issued in 2005. IFRS 17 applies to all the types of insurance contracts (that is, life insurance, non-life insurance, direct insurance and reinsurance), irrespective of the type of entities that issue such policies as well as certain guarantees and financial instruments with certain characteristics of discretional participation. IFRS 17’s overall objective consists in the supply of an accounting model for insurance contracts that should be more useful and systematic for the insurance companies. In contrast to the requirements of IFRS 4, which are based, to a large extent, on the enhancement of local accounting policies, IFRS 17 provides a comprehensive model for the insurance contracts that deals with all relevant accounting aspects. IFRS 17 is in force for the fiscal years starting on January 1, 2023. Since the Company is not engaged in insurance industry, the management of the Company does not expect that the application of these standard will have impact on the Group´s consolidated financial statements.
•IAS 1 and IFRS 2 Practice Statement - Disclosure of Accounting Policies
The amendments require an entity to disclose its material accounting policies, rather than its significant accounting policies. Additional amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in the IFRS 2 Practice Statement. Its application will be effective for periods beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.
•IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in the financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in an accounting estimate that results from new information or new developments is not the correction of an error. Its application

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.
•IAS 12 Income Tax
The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Its application will be effective for fiscal years beginning on or after January 1, 2023. The amendments are not expected to have an impact on the Group’s consolidated financial statements.
•Amendments to IFRS 16 - Leases

The amendment to IFRS 16 - Leases specifies requirements for seller-lessee to measure the lease liability in a sale and leaseback transaction in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains.
After the inception date of a sale-leaseback transaction, the seller-lessee applies paragraphs 29 to 35 of IFRS 16 to the right-of-use asset arising from the leaseback and paragraphs 36 to 46 of IFRS 16 to the lease liability arising from the leaseback. In applying paragraphs 36 to 46, the seller-lessee determines the "lease payments" or "revised lease payments" in such a way that the seller-lessee would not recognize any amount of gain or loss that relates to the right to use retained by the seller-lessee. The application of these requirements does not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease, as required by paragraph 46(a) of IFRS 16.
The amendment does not prescribe requirements for the specific measurement of lease liabilities that arise from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining 'lease payments' that are different from the general definition of lease payments in Appendix A of IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.
Its application will be effective for the years beginning on or after January 1, 2024. The amendments are not expected to have an impact on the Group's consolidated financial statements.
Adoption of improvements or new standards
The Group has adopted all the improvements and new standards and interpretations issued by the IASB that are relevant to its operations and that are effective for the fiscal year ended December 31, 2022. As from January 1, 2022, the Group has started to apply the following standards:

•IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 - Business Combinations. The amendments are primarily intended to replace a reference to the framework for the preparation and presentation of financial statements, issued in 1989, with a reference to the conceptual framework for financial reporting issued in March 2018, without significantly changing its requirements. The IASB also added an exception to the recognition principle in IFRS 3 to avoid the problem of potential “day 2” gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 - Liens, if incurred separately.

•IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16 - Property, Plant and Equipment, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize the proceeds from the sale of such items and the related production costs in profit or loss.

•IAS 37 – Onerous Contract - Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract is onerous or loss-making. The amendments apply a directly related cost approach. Costs that relate directly to a contract for the supply of goods or services include both incremental

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
costs and the allocation of other costs that relate directly to fulfilling the contract. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

•IFRS 1 - Subsidiary as a First-time Adopter

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IFRS 1 -Subsidiary as a First-time Adopter. The amendment allows a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent's date of transition to IFRS. This amendment also applies to an associate or joint venture that chooses to apply paragraph D16(a) of IFRS 1.

•IFRS 9 - Fees in the "10 percent" test for derecognition of financial liabilities

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IFRS 9 - Financial Instruments. The amendment explains the fees a company should include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. An entity includes only the fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or the lender on the other’s behalf. An entity would apply the amendment to modifications or exchanges of financial liabilities that occur on or after the beginning of the annual reporting period in which the entity first applies the amendment.

•IFRS 16 - Lease Incentives

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IFRS 16 – Leases. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to avoid any potential confusion regarding the treatment of lease incentives when applying IFRS 16.

•IAS 41 – Taxation in Fair Value Measurements

As part of the Annual Improvements to IFRSs 2018-2020 Cycle, the IASB issued an amendment to IAS 41 - Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of assets within the scope of IAS 41.

The above amendments did not have an impact on the Group's consolidated financial statements.
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
Generally, there is a presumption that the majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all the relevant facts and circumstances in assessing whether it has power over the investee, including:
•The Group’s voting right ownership percentage vis-à-vis the size and dispersion of the percentages held by other shareholders voting rights and potential voting rights;
•Potential voting rights held by the Group, other shareholders or other parties;
•Rights arising from contractual arrangements; and
•Any and all additional events or circumstances that indicate that the Group has, or fails to have, the current ability to direct the relevant activities of the investee when decisions need to be made, including voting patterns at previous shareholders’ meetings.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
Profits or losses of each component of other comprehensive income are attributed to the Group´s owners and to the non-controlling interests. The total comprehensive income of the subsidiaries is attributed to the Group’s owners and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
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
The consolidated information disclosed in these consolidated financial statements includes the following subsidiaries:

Subsidiary	Main business	Country	% of direct and indirect interest as of
			December 31, 2022	December 31, 2021	December 31, 2020
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1)Directly controlled by Cofesur S.A.U.
Below is a summary of the financial information for Ferrosur Roca S.A., a subsidiary with a material non-controlling interest. The information provided below does not include intragroup eliminations due to consolidation.

	2022	2021
Current assets	2,130,019	2,086,258
Non-current assets	2,573,825	3,578,261
Current liabilities	3,301,765	2,992,443
Non-current liabilities	428,006	1,038,971
Shareholders’ equity attributable to owners of the parent company	779,249	1,306,484
Non-controlling interest	194,824	326,621

	2022	2021	2020
Revenues	11,683,874	11,648,291	10,572,028
Financial results, net	228,686	(112,964)	1,103,040
Depreciation	(2,696,410)	(2,214,031)	(2,402,778)
Income tax	466,279	(24,674)	280,220
Net losses for the year	(1,701,431)	(2,354,070)	(3,246,306)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2022	2021	2020
Net cash generated by (used in) operating activities	(90,004)	920,280	707,191
Net cash used in investing activities	(903,896)	(1,148,356)	(1,214,315)
Net cash generated by (used in) financing activities	1,089,328	178,556	(1,980,367)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	56,316	37,056	2,475,671
Finally, as mentioned in Note 39, on August 21, 2020 the Company sold its interest in Yguazú Cementos S.A., therefore the amounts related to this business for the fiscal year ended December 31, 2020 are presented as discontinued operations in the current consolidated financial statements.
3. SUMMARY OF MAIN ACCOUNTING POLICIES
3.1. Revenue recognition
The Group is engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates. The Group also operates the Ferrosur Roca concession with approximately 3,100 km of railroads in four provinces of Argentina, that links five of Group’s production facilities (Olavarría, Barker, Ramallo, Zapala and L’Amalí) with the LomaSer, Sola and Bullrich distribution centers that are located near major consumption centers, such as the Buenos Aires metropolitan area. In addition, the Group is engaged in the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements (in general, they are not written) where the Group may identify the right of each one of the parties, the terms of payment and the agreement is commercial in nature.
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
Some agreements with customers offer commercial discounts or volume-based discounts. If revenues cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. However, due to the fact that performance obligations relate mainly to the delivery of the acquired goods and that both the price and any discount granted are specifically agreed between the parties, there are in practice no uncertainties associated with revenue recognition. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and is measured using the expected value or the most likely amount method, whichever allows to make a better prediction of the amount based on the terms and conditions of the agreement.
The products sold by the Group in general are not returned by customers once they have approved their quality, which occurs at the time of delivery.
3.1.2. Services rendered
The Group provides transportation services along with the sale of cement, concrete, limestone, and aggregates. Revenues from transportation services are recognized at the time services are provided, which is usually when revenues from the sale of the transported good are recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Revenues from freight railway services and waste recycling services are recognized at the time such services are rendered.
3.2. Goodwill
The goodwill recorded by the Group in the amount of 102,078 is due to the acquisition of Recycomb S.A.U. and is measured at cost restated at the end of the reporting period currency, as mentioned in Note 2.2.
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
An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized reducing first the carrying amount of goodwill allocated to the CGU and then, proportionally, the other CGU’s assets. Impairment losses related to goodwill cannot be reversed in future periods. Goodwill impairment changes are not reversed subsequently.
Any goodwill impairment loss is recognized directly in profit or loss.
Upon disposal of a cash generating unit to which goodwill has been allocated, such goodwill is included in the determination of the profit or loss on such disposal.
As of December 31, 2022, 2021 and 2020, the Group has not recognized any goodwill impairment loss.
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
Group as Lesse:
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
The Group applies the short-term lease recognition exception (i.e., those leases that have a lease term of 12 months or less from the inception date and do not contain a purchase option). The Group also applies the recognition exception to leases that are considered to be of low value. Payments under these leases are recognized as expense on a straight-line basis over the lease term.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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

Group as Lesor:
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
3.5. Foreign currency and functional currency
The consolidated financial statements are presented in Argentine Pesos (Argentina’s currency of legal tender), which is also the functional currency (the currency of the primary economic environment where the entity operates) for all the Group companies with domicile in the Republic of Argentina, and the reporting currency of the consolidated financial statements. In the case of Yguazú Cementos S.A., a company located in Paraguay and whose interest was sold by the Group on August 21, 2020 (Note 39), the functional currency is the Guaraní.

For the purposes of presenting these consolidated financial statements, the assets and liabilities in foreign currency held by the Group are translated to Argentine pesos at the foreign exchange rate prevailing at the end of each fiscal year. Revenue and expense items are translated at the average exchange rates for each month, with the subsequent restatement of such items by applying the inflation indexes prevailing at the month of accrual, pursuant to the adjustment procedure described in Note 2.2.
Any exchange gain or loss from monetary items is recognized in the profit or loss for the year, restated at year-end currency, except for those arising from foreign currency borrowings related to financing qualifying assets, such as assets under construction for future productive use, which were included in the cost of such assets for being considered as an adjustment to the cost of interest accrued on such foreign currency denominated borrowings.
3.6. Borrowing costs
Borrowing costs, net of the effect of inflation directly attributed to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of the asset until the assets are ready for use or sale.
Income earned on short term investments of specific outstanding borrowings to finance the construction of qualifying assets is deducted from the borrowing costs that may qualify for capitalization.
All the other borrowing costs are recognized in profit or loss during the fiscal year in which they are incurred, net of the effect of inflation on the liabilities that generated them.

The Group has not capitalized interest or exchange differences in the fiscal year ended December 31, 2022 and 2021, respectively, but has capitalized interest and exchange gains or losses in the fiscal year 2020.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
3.7. Taxation
3.7.1. Income tax
The Group assesses the income tax to be recorded in accordance with the deferred tax method, which considers the effect of temporary differences arising from the different bases for the measurement of assets and liabilities according to accounting and taxing criteria, and of existing tax losses and unused tax credits deductible from future taxable income, computed by considering the tax rate in force.
Law No. 27,630, which was enacted on June 16, 2021, introduced amendments to the corporate tax rate by setting a staggered structure of applicable rates based on the level of accumulated net taxable income for each company, which may be 25%, 30%, or 35% (Note 11); the 7% tax on the distribution of dividends, however, has remained unchanged.
The main accounting impact of the new regulations is on the measurement of deferred income tax assets and liabilities, since these have to be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the carrying amounts and tax bases will be reversed or used. For this purpose, the Group has considered its tax projections to establish the tax rate that it estimates will apply in every year, in order to determine the value of temporary differences and tax losses based on the estimated period of reversal and use.
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
3.7.1.2. Deferred tax
Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding taxes bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all future taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that the Group is likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit.
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
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are recognized only to the extent it is probable that there will be sufficient taxable profit to use the benefits of temporary differences and they are expected to reverse in the foreseeable future.
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
3.7.2. Personal assets tax – Substitute taxpayer
In Argentina, individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad are subject to personal property tax at the rate of 0.50% over the value of any shares or the American Depositary Shares (ADSs) issued by Argentine entities held as of December 31 of each year. The tax is applied to the Argentine issuers of such shares, who must pay this tax on behalf of the relevant shareholders and is based on the value of the shares (following the equity method), or the book value of the shares derived from the most recent financial statements as of December 31 of each year. In accordance with the Personal Assests Tax Law, the Group has the right to obtain a reimbursement of the tax paid from the shareholders to whom the above tax is applicable, through the reimbursement procedure deemed appropriate by the Group.
As of December 31, 2022 and 2021, the Group carries receivables for 133,704 and 94,516, respectively, in relation to this tax.
3.8. Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods and services, including stripping and initial preparation of open-pit quarries costs mentioned in Note 3.18 and the contra account of environmental restoration obligations as indicated in Note 3.12, or for administrative purposes, are carried at the cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, less accumulated depreciation and impairment loss.

Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.
The lands owned by the Group are not subject to depreciation.
Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, less any recognized impairment loss. The cost included professional fees and borrowing costs related to qualifying assets capitalized in accordance with the Group’s accounting policies. Depreciation on assets under construction only commences when such assets are ready for their intended use, as in the case of other items of Property, Plant and Equipment.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Property, plant and equipment are depreciated, except for land and assets under construction, over their estimated useful lives using the straight-line method. The estimated useful life, the residual value and the depreciation method are reviewed at the end of each fiscal year, with the effect of any changes in estimates being accounted for on a prospective basis.

Gain or loss from the disposal or write-off of an item of property, plant and equipment is calculated as the difference between net disposal proceeds and the carrying amount of the asset and is recognized in profit or loss at its value restated at the year-end currency.
The Group assesses the recoverability of the value of its property, plant and equipment items whenever any indication of impairment is identified. The assessments are carried out considering the cash-generating units established by the Group.
3.9. Intangible assets
Intangible assets with finite useful lives that were separately acquired are carried at cost restated in constant currency at the end of the reporting period, as described in Note 2.2, less accumulated depreciation and impairment losses.
The estimated useful life and depreciation method are reviewed at the end of each fiscal year, with the effect of any changes in estimates being accounted for on a prospective basis. Intangible assets with indefinite useful lives that were separately acquired are carried at the cost restated in constant currency at the end of the reporting period, as described in Note 2.2, less accumulated impairment losses.
Intangible assets are derecognized when no future economic benefits are expected from their use or disposal. Gains or losses from a derecognized intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.
3.10. Impairment of tangible and intangible assets
At the end of each fiscal year, the Group reviews the carrying amounts of its tangible and intangible assets in order to assess whether there is any indication that an asset might be impaired.
The Group calculates the recoverable amount per cash-generating unit. The recoverable amount of an asset is the higher of the fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments as of year-end with respect to the time value of money considering the risks that are specific to the asset. Cash-generating units match the business segments defined in Note 31.
If the recoverable value of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying value of the asset (or cash-generating unit) is reduced to its recoverable value. Impairment losses are immediately recognized in profit or loss.

When a recognized impairment loss is subsequently reversed, the book value of the asset is increased up to the new recoverable amount but the reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset or CGU in prior years. Impairment loss reversals are immediately recognized in profit loss.
3.11. Inventories
Inventories are stated at the lower of cost restated in constant currency at the end of the reporting period in accordance with Note 2.2 and net realizable value.
Costs incurred in bringing products to their present condition are accounted for as follows:
•Raw materials and spare parts: at acquisition cost according to the Weighted Average Price method. Cost is calculated for each of the plants owned by the Group.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
•Finished goods and work in progress: at acquisition cost of raw materials and labor plus a proportion of manufacturing overheads based on normal operating capacity, but excluding borrowing costs.

The net realizable value of an inventory component is the estimated selling price for that component in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale, calculated as of the end of the reporting period. In assessing recoverable amounts, slow-moving inventories are also considered. The carrying amount of inventories as of the fiscal year-end does not exceed their recoverable value.
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

Environmental restoration and asset decommissioning obligations:

Under legal provisions and best practices, and the environmental commitments assumed by the Group, land used by the Group for mining and quarrying is subject to environmental restoration, and the fixed assets used in production will be removed at the end of operations.

In this context, provisions are recognized, as long as they are determinable, in order to afford the estimated expenses for environmental recovery and restoration of the mining areas and the retirement of the corresponding productive assets. These provisions are recorded simultaneously with the increase in value in the underlying asset and the relevant depreciation of the assets involved is recognized in profit and loss prospectively.
The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the unwinding of the discount and this change is charged to net profit or loss. The environmental restoration and asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation other than the unwinding of discount will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Group discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.
In addition, the Group follows the practice of progressively restoring the areas by the removal of quarries using the provisions recognized for that purpose.
3.13. Financial instruments
A financial instrument arises from any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
All financial assets and liabilities are initially measured at fair value. Transaction costs that are attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and liabilities at fair value through profit or loss) are added or deducted from the fair value of the financial assets or liabilities on the initial cost of recognition. Transactions costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
Interest and financial income are recognized to the extent the effective interest rate is accrued.
In general, the Group receives short-term advances from its customers. Pursuant to the practical expedient of IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group does not receive any long-term advances from its customers.
3.14. Financial assets
According to IFRS 9 Financial instruments, the Group classifies its financial assets into two categories because the company has not asset that are designated as fair value through other comprehensive income:
•Financial Assets at amortized cost
A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model of the Group whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
In addition, for the assets that meet the conditions mentioned above, IFRS 9 contains an option to designate, at initial recognition, a financial asset as measured at fair value if doing so eliminates or significantly reduces an account mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
The Group has not recognized financial assets at fair value using this option. At the date of the consolidated financial statements, the Group’s financial assets at amortized cost include certain items of cash and cash equivalents and trade and other receivables.
•Financial assets at fair value through profit or loss
If one of the above two criteria is not met, the financial asset is classified as an asset measured at “fair value through profit or loss”.
At the date of these consolidated financial statements, the Group’s financial assets at fair value through profit or loss include mutual funds classified as current investments.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
value. Changes in fair values and gains or losses on the sale of financial assets at fair value through profit or loss are recognized in “Financial results, net” in the statement of profit or loss and other comprehensive income.
In general, the Group uses the transaction price to determine the fair value of a financial instrument at initial recognition. In all other cases, the Group only records a gain or loss at initial recognition if the fair value of the instrument is evidenced by other comparable and observable market transactions for the same instrument or is based on a valuation technique incorporating only observable market data. Any gains or losses not recognized at initial recognition of a financial asset are subsequently recognized only to the extent that they arise from a change in factors (including time) that market participants would consider in establishing the price.
The results of debt instruments that are measured at amortized cost and are not designated in a hedging relationship are recognized in the profit or loss and other comprehensive income statement using the effective interest rate method. The Group reclassifies between categories all investments in debt instruments only when there is a change in the business model used to manage such assets.
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
The Group defined a policy to calculate ECLs for trade receivables and record the related allowance for debtors’ impairment. The provision is initially based on the Group’s historical observed default rates and it is complemented by a case by case analysis to identify special circumstances on individual customers and/or transactions.
Evidence of impairment includes indications that the debtors or a group of debtors are experiencing serious financial difficulties, default or arrears in interest or principal payments, the likelihood that they will be declared bankrupt or file for reorganization proceedings, and when such observable data indicates that there is a decrease in estimated future cash flows.
The amount of the impairment is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is written down and the amount of the loss is recognized in the profit or loss and other comprehensive income statement. As a practical measure, the Group may measure impairment based on the fair value of an instrument using an observable market price. If, in a subsequent period, the impairment amount decreases and such reduction is related to an event taking place after the original impairment, the reversal of the impairment loss is recognized in the consolidated statement of profit and loss and other comprehensive income.
Offsetting of financial instruments:
Financial assets and liabilities are offset whenever there is a legal right to offset such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.
Derecognition of a financial asset
The Company shall derecognize a financial asset only when the contractual rights on the financial assets cash flows expire or transfers the substantial risks and rewards inherent to ownership of the financial asset. If the Company does not transfer or retain substantially all the risks and rewards inherent to the ownership and retains the control over the asset transferred, the Company shall recognize its interest in the asset and the associated obligation at the amounts payable. If the Company retains substantially all the risks and rewards inherent to property on the transferred financial asset, the Company shall continue to recognize the financial asset and shall also recognize a collateral payable for the receipts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
3.15. Ferrocarril Roca Management Trust
The interest in the Trust for the Strengthening of the Interurban Rail System (“FFFSFI”) was carried at cost, considering the value of the contributions made, net of trust expenses, plus net financing profit accrued through the end of the fiscal year. The amounts that may not be recovered or applied against future recoverable capital expenditures have been reduced to their recoverable value by recording an impairment allowance at the end of this fiscal year. The entity is not controlled by Ferrosur Roca S.A. (Note 38).
3.16. Financial Liabilities and Equity Instruments
i)Classification as debt or equity:
Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual agreement and the definitions of financial liabilities and equity instruments.
ii)Equity instruments:
An equity instrument consists in a contract evidencing a residual ownership interest over an entity’s net assets after deducting all its liabilities. Equity instruments issued by an entity of the Group are recognized at the amount of proceeds received, net of direct issuance costs.
The repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the profit or loss statement stemming from purchases, sales, issuance or cancellation of the Group’s own equity instruments.
Capital Stock Component Accounts
Capital Stock and Share Premium:
It comprises the contributions committed or made by the shareholders represented by outstanding shares at nominal value.
Adjustment to capital:
Capital stock accounts were restated by recognizing the effects of changes in the purchasing power of the currency by applying the procedure described in Note 2.2. The capital stock account was maintained at nominal value and the adjustment derived from such monetary restatement is disclosed in capital adjustment account. Capital adjustment is not available for distribution in cash or in kind; however, it can be capitalized by issuing additional shares. In addition, the adjustment mentioned above may be used to cover losses for the year, according to the order of absorption of accumulated losses, as explained below in “Retained Earnings”.
Merger premium:
This reflects the recognition of premiums originated in mergers between the Parent Company and Ecocemento S.A. and Compañía de Servicios a la Construcción S.A. in the years 2002 and 2010, respectively. Merger premium balances were

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
restated in constant currency at the end of the reporting period by applying the adjustment procedure described in Note 2.2 based on the respective merger dates.
Share-based payment plans:
It refers to the recognition of share-based payment plans received by Group Directors (Note 23). The balances of share-based payment plans have been restated in constant currency at the end of the reporting period following the adjustment procedure described in Note 2.2, based on the dates of issuance of the plans.
Treasury shares trading premium:
This trading premium relates to treasury shares delivered to employees under current share-based payment plans and represents the difference between the purchase value of the shares delivered and the estimated value of the consideration received from the relevant employees.
Legal reserve:
In accordance with the provisions under Law No. 19,550, the Group must appropriate 5% of income for the year, plus adjustments of previous fiscal years, transfers of other comprehensive income to retained earnings and accumulated losses from previous fiscal years, until it reaches a 20% of the sum of the balances of “Capital” and “Adjustment to capital” accounts.
The Legal reserve has been restated in constant currency at the end of the reporting period as described in Note 2.2, considering the movements taking place each fiscal year.
Environmental reserve and future dividends reserve:
This corresponds to the reserve created by the Group’s shareholders for future use on environmental matters and dividend distributions, respectively. These two reserves have been restated in constant currency at the end of the reporting period as described in Note 2.2. considering the movements for each fiscal year.
Other comprehensive income:
This includes income and losses recognized directly in equity and transferred from equity to the profit or loss statement or accumulated retained earnings, as defined in IFRS.
Reserve for exchange difference on translating foreign operations:
This is the reserve generated from the translation of the financial statements of subsidiary Yguazú Cementos S.A. to the Group’s functional currency in the manner set forth in Note 3.5. During fiscal year 2020, this reserve was reclassified to Other comprehensive income due to the sale of its interest in Yguazú Cementos S.A. on August 21, 2020 (Note 39).
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Non-controlling interest:
This includes the ownership interest held in the net assets and profit or loss of Ferrosur Roca S.A. (20%) representing the interest that is not owned by Loma Negra C.I.A.S.A.
iii)Financial liabilities:
Financial liabilities are classified as at fair value through profit or loss or other financial liabilities.
Financial liabilities at fair value through profit or loss:
A financial liability at fair value through profit or loss is a financial liability classified either as held for trading or at fair value through profit or loss. Financial liabilities are classified as held for trading if:
a)It has been acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or
b)At the time of initial recognition, the liabilities are part of a portfolio of financial instruments that are managed by the Group and there is evidence of a recent current pattern of short-term profit; or
c)It is a derivative that has not been designated and is not effective as a hedging instrument or financial guarantee.
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
Financial liabilities (other than financial liabilities held for trading) or contingent consideration to be paid by an acquirer as a part of a business combination may be designated as a liability at fair value through profit and loss upon initial recognition if:
•Such designation eliminates or significantly reduces a potential accounting mismatch that would otherwise arise; or
•Financial liabilities are part of a group of financial assets or liabilities or both, which is managed and whose performance is assessed on the basis of fair value, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or
•They are part of a contract containing one or more embedded derivatives, and IFRS 9 allows the entire combined contract to be carried at fair value through profit and loss.
The Company has no financial liabilities measured at fair value to be presented in the statement of financial position.
Other financial liabilities:
Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of transaction costs.
Subsequent to initial recognition, other financial liabilities are then measured at amortized cost using the effective interest rate method, with interest expense recognized based on actual return.
Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement for more than twelve months after the date of the financial statements.
iv)Financial liabilities in foreign currency:
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
v)Derecognition of financial liabilities:
The Group must derecognize financial liabilities if, and only if, the obligations of the Group expire, are settled or satisfied.
3.17. Short- and long-term employee benefits
Liabilities are recognized for the benefits accrued in favor of employees with respect to salaries and wages, annual vacations, and leaves of absence due to illness in the period in which the service is rendered in connection with the non-discounted amount of the benefits expected to be paid in exchange for such service.
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
On January 24, 2018, the Company’s Board of Directors approved the implementation of an employee incentive program calculated on the basis of ADSs for the purpose of attracting and retaining certain high-ranking employees who satisfied certain eligibility criteria, with the goal of aligning their long-term interests with those of the Company and its shareholders.
Under this program, a liability was recorded to reflect the fair value of the obligations resulting from the incentive plan as they are settled in cash. Such fair value is determined at the beginning and at the end of the fiscal year through the plan settlement date. To calculate the fair value, the Group uses the Black-Scholes valuation method. Changes in the fair value is recorded as an expense during the vesting period and any changes in the fair value are recognized in salaries, wages and social security contributions within the statement of profit or loss and other comprehensive income and the related liability is recognized in non-current Salaries and social security payables within the statement of financial position.
During fiscal year 2021, the Board of Directors, through its meeting held on February 12, 2021, implemented two new employee incentive programs in order to retain certain high-ranking employees and align their interests with those of the Company and its shareholders. These programs replaced the one approved by the Board of Directors at its meeting of January 24, 2018, notwithstanding the fact that the annual awards that have already been granted as part of the original program will remain in force.
The programs approved in 2021 consist in delivering, to certain employees, shares of the Company’s common stock listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs, being one of the new vesting conditions subject to total shareholder return (Total Shareholder Return or “TSR”), and the other to the permanence of the selected employees with the Group. In other words, the effective delivery of the shares will depend on the degree of performance of the return as defined in each of the annual plans that will be issued as part of the program, and on the permanence of the employee with the Group.
On December 21, 2022, and December 21, 2021 the Company’s Board of Directors approved the issuance of the new plans within the framework of the programs implemented in February 2021.

The cost of the new share-based payment plans to be settled with equity instruments was initially measured at fair value at the date of grant, determined using a valuation model appropriate to the circumstances. The cost of this type of plan, along with the related changes, is recognized in “Share-based payment plans” in shareholders’ equity over the period in which the performance and/or service conditions are met, with contra to “Salaries, wages and social security contributions”. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
the vesting period has been met and the Group’s best estimate of the number of equity instruments that will ultimately remain as vested benefit for the employees. On January 5, 2022, 10,069 ADRs were distributed under the above incentive program.
3.18. Stripping and quarry exploitation costs

Following the guidelines established by IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, the costs of stripping and initial preparation of open-pit quarries for subsequent exploitation are capitalized as property, plant and equipment, as part of the Company’s open-pit quarry stripping and development costs, and are subsequently depreciated based on the units extracted, considering to that end the estimation of reserves available for extraction and existing in the stripped area at all times. The Group periodically revalues the estimate of proven reserves in stripped quarries and prospectively adjusts the effects of any difference in the estimate of tons available for extraction. Due to the frequency in which estimates are reviewed, the risk of significant differences in estimates is reduced. Extraction costs incurred later during the production phase are recognized as part of production costs.
In the ordinary course of business, the Company undertakes several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of the volume and qualification of the resources identified, among others.
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
All capitalized stripping, exploration and evaluation costs are subject to impairment testing. In the case of determining a potential impairment indicator, the Company carries out an assessment of its recoverability together with the group of related operating assets, which represents the cash-generating unit to which the exploration is attributed.
4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Group´s accounting policies described in Note 3, the Group’s management has been required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors considered to be relevant. It should be noted that actual results could differ from those estimates.
Underlying estimates and assumptions are continuously reviewed. The effects of revisions to the accounting estimates are recognized in the year in which the estimates are reviewed.
4.1. Critical judgments in applying accounting policies
The following are the critical assumptions, in addition to those involving estimations (Note 4.2), made by Management in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.
4.1.1. Ferrosur Roca S.A. concession
Management has reviewed the Group’s interest in Ferrosur Roca S.A., taking into account the provisions of IFRIC 12 Service Concession Arrangements, which provides guidance on accounting by the operators of public-to-private service concession arrangements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Based on the fact that the grantor neither controls nor regulates which services should be provided by the operator to the infrastructure or to whom it must provide them, and at what price, Group Management conclude that Ferrosur Roca S.A. concession is out of the scope of IFRIC 12 and, therefore, the Group does not apply its provisions. Accordingly, the Group has recorded the assets received from the concession and those subsequently acquired under IAS 16 - Property, Plant and Equipment.
The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 38. On December 22, 2022, the Ministry of Transport provisionally granted an extension for an additional term of 18 months as from the expiration date of the concession. Therefore, the concession of Ferrosur Roca S.A. will end in September 2024.
The Group has evaluated potential business scenarios based on its intention to continue delivering services as a rail network operator and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. The evaluations carried out by the Group are detailed in Note 38.
4.2. Key assumptions and sources of estimation uncertainty
The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a risk of causing material adjustments to the carrying amounts of assets and liabilities during the next fiscal year.
4.2.1. Property, plant and equipment and intangible assets
The following is the estimated useful life for each component of property, plant and equipment and intangible assets:

Useful life
Fields	50 to 100 years
Quarries - Stripping cost	Based on estimated tons
Buildings	5 to 50 years
Machinery	8 to 35 years
Furniture and fixtures	5 to 10 years
Tools	5 years
Software	5 years
Transportation and load vehicles	4 to 32 years
The assets used in the concession of Ferrosur Roca S.A. are depreciated over the shorter of their estimated useful lives and the remaining concession term.
An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of fair value less costs to sell is based on available data from binding sales transactions conducted under market conditions for similar assets or observable market prices less incremental costs of asset disposal. The calculation of the value in use is based on a discounted cash flow model. Cash flows are derived from the budget for next year, extrapolated for subsequent years using a growth rate, and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model, as well as the expected future cash inflows and the growth rate used for extrapolation purposes, among other factors. These assumptions are the most relevant in the related estimates. Note 13 provides more information on impairment analysis and assumptions used.

As described in Notes 3.8 and 3.9, the Group annually assesses the estimated useful lives of tangible and intangible assets, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
4.2.2. Provisions for lawsuits and other contingencies
The final settlement cost of complaints and litigation may vary due to estimates based on different interpretations of regulations, opinions and final assessments of damages. Therefore, any change in the circumstances related to this type of contingencies may have a significant impact on the amount of the provision for contingencies recorded.
In the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group has not recorded a provision as it is has not been required under any existing accounting standards.
The Group makes judgments and estimates to assess whether it is necessary to record costs and make provisions for environmental cleanup remediation and asset retirement obligations based on the current information related to expected remediation costs and plans. In the case of environmental provisions, costs may differ from estimates due to changes in laws and regulations, discovery and analysis of local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded in these consolidated financial statements.
4.2.3. Calculation of income tax and deferred income tax assets
The proper assessment of income tax expenses depends on several factors, including estimates in the timing and realization of deferred tax assets and the frequency of income tax payments.
In order to measure the effect of deferral on investments in controlled or associated companies, Management has determined the presumption that they will not be disposed of in the foreseeable future and therefore no deferred income tax has been recorded.
4.2.4. Management’s accounting estimates and judgments on environmental matters
The Group is constantly working on a responsible and sustainable business strategy, committed to improving environmental performance on an ongoing basis, minimizing environmental impact caused by its operations, and providing maximum value for society.

To this end, the Group has set various environmental sustainability goals within the medium term (year 2030) and long term (year 2050), aligned with the 2030 Agenda Sustainable Development Goals (“SDG”) promoted by the United Nations.

The main committed goals are related to maximizing energy efficiency and renewable energy, reducing gas emissions and air quality, reducing the carbon footprint, maximizing water management, streamlining waste management by promoting circular economy, and improving efficiency in the use of materials.

In preparing the consolidated financial statements, the Group's Management has considered the potential environmental impact. Therefore, the estimates and judgments made by the Group's Management primarily involve assumptions related to future regulations and performance of the industry in which the Group operates. The effects of changes in the estimates and judgments made may primarily relate to impairment tests on property, plant and equipment, the estimated useful life of those assets and therefore the related depreciation recognized annually, as well as the recognition of provisions, such as the environmental provision to afford the estimated expenses for the environmental recovery and restoration of the mining areas exploited by the Group.
5. REVENUES

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2022	2021	2020
Sale of products	201,640,558	197,099,823	165,400,975
- Domestic market	201,582,476	196,970,085	165,257,642
- External customers	58,082	129,738	143,333
Services rendered	6,024,672	6,486,331	6,008,550
Bonuses / Discounts	(62,532,616)	(60,085,628)	(49,027,161)
Total	145,132,614	143,500,526	122,382,364
6. COST OF SALES

		2022		2021		2020
Inventories at the beginning of the year		22,949,172		22,486,769		25,376,676
Finished products	1,159,332		1,384,984		1,807,628
Products in progress	3,906,471		2,646,104		5,644,292
Raw materials, materials, fuel, and spare parts	17,883,369		18,455,681		17,924,756
Purchases and production expenses for the year		109,774,879		98,607,235		82,454,614
Inventories at the end of the year		(26,784,104)		(22,949,172)		(22,486,769)
Finished products	(1,681,397)		(1,159,332)		(1,384,984)
Products in progress	(4,806,159)		(3,906,471)		(2,646,104)
Raw materials, materials, fuel, and spare parts	(20,296,548)		(17,883,369)		(18,455,681)
Cost of sales		105,939,947		98,144,832		85,344,521

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The breakdown of production costs is as follows:

	2022	2021	2020
Fees and compensation for services	1,998,902	1,966,075	1,824,080
Salaries, wages, and social security contributions	15,785,849	15,468,760	14,979,917
Transport and traveling expenses	777,077	699,938	566,309
Data processing	59,131	38,690	38,322
Taxes, duties, contributions, and commissions	1,935,708	1,996,908	1,712,573
Depreciation and amortization	13,023,951	11,610,335	10,641,384
Preservation and maintenance costs	9,027,201	9,107,187	7,954,719
Communications	97,219	94,137	105,007
Leases	171,407	108,397	84,704
Employee benefits	471,965	426,772	328,928
Water, natural gas, and energy services	23,003	20,023	25,126
Freight and tolls	11,303,899	10,144,037	7,817,156
Fuels	16,802,813	13,435,158	9,441,454
Insurance	353,035	304,997	282,154
Packaging	3,676,599	4,026,764	4,159,945
Electric power	9,269,520	9,592,575	7,954,730
Contractors	7,314,023	7,308,550	5,591,266
Canon (concession fee)	74,556	76,995	112,629
Security	480,215	493,699	566,589
Others	1,433,130	1,335,445	1,147,005
Total	94,079,203	88,255,442	75,333,997

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
7. SELLING AND ADMINISTRATIVE EXPENSES

	2022	2021	2020
Managers and directors’ compensation fees	968,996	906,269	857,910
Fees and compensation for services	825,895	722,409	849,908
Salaries, wages, and social security contributions	3,136,974	2,801,435	2,518,820
Transport and traveling expenses	161,397	65,799	56,060
Data processing	313,360	361,767	184,958
Advertising expenses	580,878	607,563	227,606
Taxes, duties, contributions, and commissions	3,036,578	3,075,527	2,580,597
Depreciation and amortization	810,116	724,284	838,433
Preservation and maintenance	21,700	28,049	32,795
Communications	97,174	82,321	88,424
Leases	39,117	50,016	36,130
Employee benefits	94,650	104,679	97,280
Water, natural gas, and energy services	5,187	7,311	12,128
Freight	1,838,633	1,891,638	1,344,178
Insurance	309,314	283,556	222,093
Allowance for doubtful accounts	27,334	382,542	17,646
Security	28,175	25,988	23,404
Others	215,105	206,767	169,103
Total	12,510,583	12,327,920	10,157,473
8. OTHER GAINS AND LOSSES

	2022	2021	2020
Gain (loss) on disposal of property, plant and equipment	3,369,742	173,580	(119,644)
Donations	(70,348)	(87,731)	(89,913)
Technical services and assistance	5,667	19,242	21,232
Personal asset tax - Subtitute taxpayer	—	—	(11,760)
Gain over tax credit assignment	109,183	179,619	26,036
Contingencies	(373,884)	(115,217)	(89,188)
Leases	167,470	213,748	381,212
Service fee from ADS Depositary bank	142,028	98,285	117,975
Insurance claim collection	—	—	165,919
Miscellaneous	35,569	(73,552)	30,891
Total	3,385,427	407,974	432,760
9. TAX ON DEBITS AND CREDITS TO BANK ACCOUNTS
The general tax rate on bank credits and debits is 0.6% for amounts debited and credited in the bank accounts of companies based in Argentina. Regarding credited and debited amounts, 33% of both items can be computed as payment on account of other taxes. Sixty seven percent (67%) of credits and debits is included in this line item in the statement of profit or loss and other comprehensive income.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

On May 7, 2018, Decree No. 409/2018 was published in the Official Gazette and established that taxpayers reached by the general rate of twelve per thousand are allowed to compute 33% of the amounts credited and debited in their bank accounts as payment on account of income tax.
10. FINANCIAL RESULTS, NET

	2022	2021	2020
Exchange rate differences:
Profit from operations with securities (Note 39)	—	—	10,090,407
Foreign exchange gains	834,868	551,314	7,108,460
Foreign exchange losses	(8,253,930)	(3,758,968)	(12,352,434)
Total	(7,419,062)	(3,207,654)	4,846,433
Financial income
Interest from short-term investments	1,511,862	1,962,043	1,198,880
Unwinding of discounts on provisions and liabilities	114,469	28,956	104,149
Total	1,626,331	1,990,999	1,303,029
Financial expenses
Interest on borrowings	(5,702,305)	(958,175)	(5,932,996)
Loss from securities transactions (Note 32.4)	(17,635,860)	—	—
Tax interest	(258,444)	(114,843)	(175,603)
Interest on leases	(92,903)	(101,366)	(172,180)
Unwinding of discounts on receivables	(856,670)	(665,218)	(1,370,414)
Others	(1,017,513)	(772,799)	(1,036,846)
Total	(25,563,695)	(2,612,401)	(8,688,039)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
11. INCOME TAX EXPENSES

	2022	2021	2020
Profit before income tax expenses	11,003,001	31,774,527	25,042,254
Profit before income tax from discontinued operations	—	—	19,539,908
Income tax rate	35%	35%	30%
Income tax at the statutory tax rate	(3,851,050)	(11,121,084)	(13,374,649)
Adjustments for calculation of the effective income tax:
Effect of derecognition of Yguazú Cementos S.A.	—	—	1,889,541
Valuation allowance of specific tax loss carryforward	(4,490,150)	—	—
Recovery of tax losses / Unrecognized tax losses	5,471	(461,974)	(473,092)
Effects of the fiscal revaluation and inflation adjustments for accounting and tax purposes	(825,895)	(330,654)	550,293
Effect of change in tax rate	938	(7,514,879)	359,150
Other non-taxable income or non-deductible expense, net	(35,436)	11,984	(67,239)
Total income tax	(9,196,122)	(19,416,607)	(11,115,996)
Income tax
Current	(4,104,685)	(12,931,381)	(11,459,142)
Deferred	(5,091,437)	(6,485,226)	343,146
Total	(9,196,122)	(19,416,607)	(11,115,996)

Income tax included in the statement of other comprehensive income	(9,196,122)	(19,416,607)	(6,655,409)
Income tax from discontinued operations	—	—	(4,460,587)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
11.1. The deferred income tax assets and liabilities are as follows:

	2022	2021
Assets
Tax loss carryforward	4,867,944	501,011
Leases	5,257	5,749
Provisions	295,078	161,702
Other receivables	—	129,815
Accounts Payable	66,520	—
Salaries and social security contributions	57,375	58,258
Other liabilities	137,510	143,402
Trade receivables	1,604	3,399
Others	1,312	8,577
Valuation allowance of specific tax loss carryforward	(4,490,150)	—
Total deferred tax assets	942,450	1,011,913

	2022	2021
Liabilities
Investments	(6,488)	(16,269)
Property, plant and equipment	(29,640,471)	(23,398,951)
Borrowings	(28,650)	(3,331)
Other receivables	(25,340)	—
Inventories	(3,128,132)	(2,525,244)
Taxes payable (tax inflation adjustment)	(1,083,529)	(2,946,516)
Others	—	(325)
Total deferred tax liabilities	(33,912,610)	(28,890,636)
Total net deferred tax liabilities	(32,970,160)	(27,878,723)
11.2. Unrecognized temporary differences on investments and other interests
Temporary differences related to investments in subsidiaries and other interests for which no deferred tax assets or liabilities have been recognized since it is not considered probable that they will be reversed in the foreseeable future, are as follows:

	2022	2021
Subsidiaries	381,689	457,463
Others	(3,550)	(3,520)
Total	378,139	453,943

The Group carries tax losses in relation to which an impairment has been recognized and other unrecognized tax losses for a total of 13,843,465, of which 381,394 expires in 2023, 281,483 in 2026, and 13,180,588 in 2027.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
12. EARNINGS PER SHARE
Basic and diluted earnings per share:
The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2022	2021	2020
Profit attributable to the owners of the parent company used in the calculation of basic and diluted earnings per share
From continued operations	1,938,676	12,828,735	19,036,109
Net income for the year	1,938,676	12,828,735	33,374,740
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (in thousands of shares)	585,317	592,046	596,026
Basic and diluted earnings per share (in pesos)
From continued operations (in pesos)	3.3122	21.6685	31.9383
From continued and discontinued operations (in pesos)	3.3122	21.6685	55.9954
The weighted average number of outstanding shares was 585,317,469, 592,046,422 and 596,026,490 for the fiscal years ended December 31, 2022, 2021 and 2020, respectively, like the basic and diluted weighted average number of shares, since there are no convertible debt instruments at the end of each reporting period.
13. PROPERTY, PLANT AND EQUIPMENT

	2022	2021
Cost	378,877,904	371,614,809
Accumulated depreciation	(225,406,578)	(213,257,318)
Total	153,471,326	158,357,491
Land	1,994,202	1,997,228
Plant and buildings	25,429,861	26,722,228
Machinery, equipment and spare parts	112,275,374	112,868,080
Transportation and load vehicles	2,303,636	2,897,618
Furniture and fixtures	184,367	185,000
Fields and quarries	9,456,847	9,795,305
Tools	174,413	200,782
Construction in process	1,652,626	3,691,250
Total	153,471,326	158,357,491

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Cost

	Land	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Works in process	Total
Balance as of January 1, 2021	1,997,228	95,829,190	116,161,219	24,211,927	6,766,290	38,582,997	1,236,449	74,567,240	359,352,540
Additions	—	—	—	—	—	—	—	13,365,446	13,365,446
Disposal	—	(300,637)	(198,953)	(542,946)	—	(60,641)	—	—	(1,103,177)
Transfers	—	1,122,787	79,429,411	604,680	91,948	2,890,962	101,648	(84,241,436)	—
Balance as of December 31, 2021	1,997,228	96,651,340	195,391,677	24,273,661	6,858,238	41,413,318	1,338,097	3,691,250	371,614,809
Additions	—	156,767	—	—	—	74,989	—	8,415,327	8,647,083
Disposal	(3,026)	(630,733)	(118,894)	(221,965)	(3,334)	(403,930)	(2,106)	—	(1,383,988)
Transfers	—	1,237,269	4,737,425	1,080,258	137,734	3,218,959	42,306	(10,453,951)	—
Balance as of December 31, 2022	1,994,202	97,414,643	200,010,208	25,131,954	6,992,638	44,303,336	1,378,297	1,652,626	378,877,904
Accumulated depreciation and impairment in value

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Total
Balance as of January 1, 2021	(67,354,823)	(78,931,826)	(20,487,858)	(6,614,368)	(27,415,005)	(1,078,030)	(201,881,910)
Impairment charge	(137,241)	(159,893)	—	—	—	(603)	(297,737)
Disposal	55,884	187,996	533,734	—	—	—	777,614
Depreciation	(2,492,932)	(3,619,874)	(1,421,919)	(58,870)	(4,203,008)	(58,682)	(11,855,285)
Balance as of December 31, 2021	(69,929,112)	(82,523,597)	(21,376,043)	(6,673,238)	(31,618,013)	(1,137,315)	(213,257,318)
Disposal	572,248	95,743	193,145	3,334	374,055	2,106	1,240,631
Depreciation charge	(2,627,918)	(5,306,980)	(1,645,420)	(138,367)	(3,602,531)	(68,675)	(13,389,891)
Balance as of December 31, 2022	(71,984,782)	(87,734,834)	(22,828,318)	(6,808,271)	(34,846,489)	(1,203,884)	(225,406,578)
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
As the Group’s aforementioned indebtedness was mostly in foreign currency, the Group evaluated at each closing date whether the exchange gain or loss arising from such debts attributable to the construction of such asset constituted an adjustment of the interest costs of those borrowings that should be capitalized together with the related interest. In view of the above, the Group has not capitalized interest and exchange gains or losses in the fiscal year ended December 31, 2022 and 2021, but has capitalized interest and exchange gains or losses actually incurred in fiscal year 2020 for 2,336,289, considering for that purpose as maximum capitalization limit the threshold that would have been consistent with an equivalent rate in pesos, net of the effects of inflation on the liabilities generating them. The actual interest rate, i.e., net of the effect due to exposure to inflation, used to determine the cap limit of the actual costs for borrowings (interest and exchange gain or loss) to be capitalized amounted to 7%.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
13. PROPERTY, PLANT AND EQUIPMENT (Cont.)
13.2. Impairment of property, plant and equipment
The Group tests property, plant and equipment for impairment when circumstances indicate that their carrying value may be impaired.
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
The Group has also considered a number of other factors in reviewing impairment indicators, such as market capitalization, participation in each of the segments where it does business, unused installed capacity, industry trends, potential environmental impact, and other factors, together with the increase in property, plant and equipment balances due to the application of the restatement in constant currency as a result of applying IAS 29 in relation to those assets.
At the close of fiscal year ended December 31, 2021, considering the prevailing uncertainty of the Argentine economic situation and the inflationary environment, as well as the impact derived from commissioning the new power plant L'Amalí which includes innovative technology and therefore higher efficiency in operating costs compared to other facilities and the reallocation of production volumes derived from L'Amalí operation, the Group has determined that certain facilities belonging to its cement plant called “Sierras Bayas” will not be used in the foreseeable future, since Sierras Bayas volumes will be reallocated to the new plant considering the volumes produced and sold until then. Therefore, the Group recognized an impairment loss on property, plant and equipment amounting to 297,737 in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2021.

As of the current fiscal year-end, the Company determined that property, plant and equipment amounts are recoverable, and the impairment recognized in prior fiscal years do not need to be reversed.
Cement, Masonry Cement and Lime Cash-generating Unit
The determination of the recoverable amount of cement, masonry cement and lime cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 15.70% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2022.
Concrete Cash-generating Unit
The determination of the recoverable amount of concrete cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 15.70% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2022.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Aggregates Cash-generating Unit
The recoverable amount of aggregates cash-generating unit is determined based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate in dollars used in cash flow projections is 15.7%. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as December 31, 2022.
Rail Services Cash-generating Unit
The recoverable amount of rail services cash-generating unit is determined based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded services, the Argentine macroeconomic variables with an impact on the Company’s businesses, and the potential impact that may derive from terminating the current concession and continuing in business as a railway operator, including without limitation the National Government’s maintenance of the railway infrastructure, concession fees to be charged for the use of the rail infrastructure (plus related tolls), the estimated term for the provision of rail services, the routes and businesses to be assigned, and the future demand for freight rail services.. The discount rate used in cash flow projections is 16.4% in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as December 31, 2022.
14. RIGHT OF USE ASSETS AND LEASE LIABILITIES
The Group has entered into lease agreements primarily for the lease of offices and premises. Changes in right of use assets and lease liabilities as of December 31, 2022 and 2021 are as follows:

	2022	2021
Lease liabilities:
As of the beginning of the year	613,061	1,560,702
Additions	693,629	111,492
Financial restatements	92,903	101,366
Foreign Exchange gain /(losses)	298,857	183,759
Gain on net monetary position	(349,670)	(409,989)
Decrease	—	(589,997)
Payments	(283,220)	(344,272)
As of the end of the year	1,065,560	613,061
Right of use assets:
As of the beginning of the year	603,627	1,315,502
Additions	693,629	111,492
Decrease	—	(546,665)
Depreciation	(246,717)	(276,702)
As of the end of the year	1,050,539	603,627
The average borrowing incremental rates used for determining the current value of the Group’s leases in local and foreign currency are 69.0% and 12.0%, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
15. INTANGIBLE ASSETS

	2022	2021
Software	469,883	563,115
Total	469,883	563,115

Cost:	Software
Balance as of January 1, 2021	2,114,558
Additions	200,240
Balance as of December 31, 2021	2,314,798
Additions	104,226
Balance as of December 31, 2022	2,419,024
Accumulated amortization:
Balance as of January 1, 2021	(1,549,052)
Amortization	(202,631)
Balance as of December 31, 2021	(1,751,683)
Amortization	(197,458)
Balance as of December 31, 2022	(1,949,141)
16. INVESTMENTS

	2022	2021
Non-Current
Investments in other companies:
- Cementos del Plata S.A.	10,234	10,234
Total	10,234	10,234
Current
Short-term investments:
- Mutual fund in pesos	664,098	2,366,825
- Time deposit in pesos	—	3,428,207
- Short-term investments in foreign currency	3,582,211	—
- Government securities in pesos	—	3,828,368
Total	4,246,309	9,623,400
Short-term investments in pesos accrue interest at an annual nominal rate of approximately 59.2% and 23.8% as of December 31, 2022 and 2021, respectively. Short-term investments in foreign currency accrue interest at an annual nominal rate of approximately 0.14% as of December 31, 2022.
Short-term investments are held for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s funding needs.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
17. GOODWILL

	2022	2021
Cost
Recycomb S.A.U.	102,078	102,078
Total	102,078	102,078
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
18. INVENTORIES

	2022	2021
Non-Current
Spare Parts	6,684,585	6,348,485
Allowance for obsolete inventories	(304,480)	(341,103)
Total	6,380,105	6,007,382
Current
Finished products	1,681,397	1,159,332
Production in progress	4,806,159	3,906,471
Raw materials, materials and spare parts	10,741,763	10,127,138
Fuels	3,174,680	1,748,849
Total	20,403,999	16,941,790

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS
Balances and transactions between the Group and its subsidiaries were eliminated upon consolidation of the financial statements and are not included in this note. The balances between the Group and related parties as of December 31, 2022 and 2021 are as follows:

	2022	2021
Related parties:
InterCement Brasil S.A.
Accounts payable	(30,087)	(193,657)
InterCement Trading e Inversiones S.A.
Other receivables	419,598	514,561
Accounts payable	(165,879)	(42,412)
Intercement Participações S.A.
Other receivables	380,879	344,671
Accounts payable	(740,659)	(530,762)
InterCement Trading e Inversiones Argentina S.L
Other receivables	85,182	—
Other liabilities – dividends payable	(1,824,337)	—
Total related-party balances per item as of December 31, 2022 and 2021 are as follows:

	2022	2021
Other receivables	885,659	859,232
Accounts payable	(936,625)	(766,831)
Other liabilities – dividends payable	(1,824,337)	—
The amounts outstanding as of 2022 are not secured and shall be settled in cash. No guarantees have been granted or received over outstanding balances.
The transactions between the Group and related parties during the fiscal years ended December 31, 2022, 2021, and 2020 respectively, are detailed below:

	2022	2021	2020
InterCement Brasil S.A. - purchases of goods and services	—	—	(384)
InterCement Trading e Inversiones S.A. - services provided	—	7,699	138,623
Intercement Participações S.A. - services received	(1,384,925)	(1,381,792)	(628,972)
Intercement Participações S.A. - services received	76,507	264,590	138,586
InterCement Portugal S.A. - services received	—	—	(673,084)
The amount charged to income as fixed and variable remuneration for key management personnel of the Group was 786,412 and 704,992 during the fiscal years ended December 31, 2022 and 2021, respectively. Additionally, 72,059 and 95,804 have been accrued as long-term incentive program during the fiscal years ended December 31, 2022 and 2021, respectively (Note 3.17).
No expenditure has been recognized in this or prior fiscal years in respect of bad or doubtful accounts related to amounts owed by related parties.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The Company's Board of Directors, at its meetings held on April 14, July 1 and December 27, 2022, approved the distribution of dividends for a total of 8,150,091, 13,720,106 and 3,500,000 (amounts restated as of the fiscal year-end), respectively, and announced as a general principle that shareholders would receive such dividends in Pesos. However, all shareholders were guaranteed the option to receive payment of their portion of dividends in the equivalent amount in United States Dollars by converting the original dividend in pesos at the exchange rate called "Reference Exchange Rate of the Central Bank of the Argentine Republic – Com. "A" 3500" prevailing at the close of the business day immediately prior to the day of dividend availability for distribution; and, in such case, grant shareholders the option of receiving payment of the dividend in United States Dollars through Caja de Valores S.A. in their local bank account or in a bank account held abroad. Dividends were made available on April 26 and July 12, 2022, and January 9, 2023, respectively.
20. OTHER RECEIVABLES

	2022	2021
Non-Current
Advances to suppliers	675,297	942,078
Tax receivables	18,540	161,119
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.) (Note 36)	305,560	353,561
Prepaid expenses	400,060	250,781
Guarantee deposits	27,232	117
Subtotal	1,426,689	1,707,656
Allowance for other doubtful accounts	(305,560)	(353,561)
Total	1,121,129	1,354,095

Current
Income tax receivables	2,870,930	—
Turnover tax receivables	261,798	195,440
Receivable for sale of interest in Yguazú Cementos S.A.	441,696	599,979
Related party receivables (Note 19)	885,659	859,232
Prepaid expenses	624,884	460,817
Guarantee deposits	856	1,667
Reimbursements receivable	2,017	23,364
Advance payments to suppliers	486,904	35,812
Salaries advances and loans to employees	31,820	18,756
Receivables from sales of property, plant and equipment	229,954	20,334
Miscellaneous	13,520	104,293
Total	5,850,038	2,319,694

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
21. TRADE RECEIVABLES

	2022	2021
Accounts receivable	9,125,903	8,034,899
Accounts receivable in litigations	412,945	121,016
Notes receivable	5,395	59,803
Foreign customers	5,739	5,775
Subtotal	9,549,982	8,221,493
Allowance for doubtful accounts	(426,810)	(506,076)
Total	9,123,172	7,715,417
The trade receivables disclosed above are carried at amortized cost.
Interest is recognized on overdue trade receivables at current market rates. The Group measures the allowance for doubtful receivables for an amount equal to the losses expected throughout the life of the receivable. The determination of the loss expected to be recognized is calculated based on a percentage of uncollectibility according to maturity ranges for each receivable. This historical percentage should consider the expectations of future credit collectability and therefore the estimated changes in behavior.
Before accepting a new customer, the Group conducts an internal credit analysis to evaluate the potential customer’s credit quality and define its credit limit. The limits and ratings attributed to the main customers are reviewed at least once a year.
The trade receivables disclosed in the preceding paragraphs include the amounts (see aging analysis below) which are overdue as of December 31, 2022 and 2021. Accounts receivable aging is as follows:

	2022	2021
To expire	6,080,718	4,819,405
Past due:
0 to 30 days	2,310,086	1,853,176
31 to 60 days	428,544	279,899
61 to 90 days	94,577	134,728
More than 90 days	636,057	1,134,285
Total	9,549,982	8,221,493
Trade receivables disclosed above include certain amounts (see aging analysis below) that are past due at the end of each reporting period, but for which the Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Aging of past due, but not impaired, accounts receivable is as follows:

	2022	2021
Past due:
0 to 30 days	2,310,086	1,853,176
31 to 60 days	428,544	279,899
61 to 90 days	94,577	134,728
More than 90 days	568,092	1,048,108
Total	3,401,299	3,315,911
Average age of overdue balances (in days)	27	41
The average aging of past due and impaired accounts receivable is as follows:

	2022	2021
Past due:
More than 90 days	426,810	506,076
Total	426,810	506,076
In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the receivable from the date the credit was initially granted up to the end of each reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and independent.
Changes in the allowance for doubtful receivables were as follows:

Balance as of January 1, 2021	199,833
Increases	382,542
Gain on net monetary position	(67,442)
Decreases (*)	(8,857)
Balance as of December 31, 2021	506,076
Increases, net of recoveries	219,391
Gain on net monetary position	(282,430)
Decreases (*)	(16,227)
Balance as of December 31, 2022	426,810
(*)It includes allocation of provisions for specific purposes.
22. CASH AND BANKS

	2022	2021
In Pesos	661,224	519,359
In Dollars	1,477	122,459
In Euros	1,904	2,426
Total	664,605	644,244

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
23. CAPITAL STOCK AND OTHER RELATED ACCOUNTS

	2022	2021
Capital stock	59,603	59,603
Capital adjustment	14,068,696	14,068,696
Treasury shares	(6,434,901)	(4,650,202)
Share-based payment plans	114,376	77,665
Treasury shares trading premium	13,834	—
Share premium	25,510,905	25,510,905
Merger premium	4,608,318	4,608,318
Total	37,940,831	39,674,985
The issued, paid-in and registered capital stock consists of:
Common stock with a face value of $0.10 per share and entitled to 1 vote each, fully paid-in (in thousands)	596,026	596,026
During the fiscal year ended December 31, 2022 and 2021, based on the context and the Group’s financial position, the Board of Directors approved various plans for the acquisition of own shares. The purpose of these plans was to use a portion of the Company’s liquidity in an efficient manner, which might result in a higher shareholder return and therefore increase shareholder value considering the current value of the shares. Pursuant to Article 64 of the Capital Markets Law, treasury stock may not exceed, as a whole, the limit of 10% of capital stock. Such acquisitions were made with realized and liquid profits, as the Company had the necessary liquidity to conduct the acquisition of treasury stock, as approved, without affecting its solvency.
The plans for the acquisition of own shares approved during the fiscal year ended December 31, 2022 and 2021, respectively (all nominal amounts without restatement) are described below:
•Approved on February 12, 2021, for a period of 90 days, then extended for an additional 45 days, and for a maximum amount of 750 million. On June 18, the acquisition plan ended, reaching the maximum stipulated amount.
•Approved on July 2, 2021, for a period of 60 days and for a maximum amount of 975 million. On September 3, 2021, the second treasury stock acquisition plan ended, having reached a purchase amount of 564.5 million.
•Approved on September 24, 2021, for a period of 60 days and for a maximum amount of 700 million. On November 26, 2021, the third treasury stock acquisition plan ended, having reached a purchase amount of 662.0 million.
•Approved on December 21, 2021, for a period of 60 days and for a maximum amount of 900 million. On February 21, 2022, the fourth treasury stock acquisition plan ended, having reached a purchase amount of 644 million.
•Approved on October 3, 2022, for a period expiring on December 31, 2022, and for a maximum amount of 1,000 million. On December 31, 2022, the fifth treasury stock acquisition plan ended, having reached a purchase amount of 736 million.
Through the date of issuance of these consolidated financial statements, the Group acquired 12,352,329 own shares for a total value of 6,413,509 and 27,542 ADRs for a total value of 34,186.
On the other hand, on December 21, 2022 and 2021, respectively, the Company’s Board of Directors approved employee incentive programs in order to retain certain high-ranking employees and align their interests with those of the Company and its shareholders (Note 3.17). These programs consist in delivering, to certain employees, shares of the Company’s common stock, where the effective delivery of the shares will depend on the degree of performance of the return as defined in the plans and the permanence of the employee with the Group. The cost of share-based payment plans to be settled with equity instruments was initially measured at fair value as of the date of grant, determined through a valuation model appropriate to the circumstances, amounting to 114,376 and 77,665 as of December 31, 2022 and 2021, respectively. On January 5, 2022, 10,069 ADRs were distributed under the above incentive programs.

As of December 31, 2022, the Group accounts for 12,436,694 own shares in stock.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
24. BORROWINGS
24.1. Composition of borrowings

	2022	2021
Borrowings
- In foreign currency	10,882,214	4,554,659
- In local currency	9,888,149	336,881
Total	20,770,363	4,891,540
Non-current borrowings	9,879,689	776,668
Current borrowings	10,890,674	4,114,872
Total	20,770,363	4,891,540
24.2 Detail of borrowings

	2022					2021
	Re.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - USD
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Jan-22	—	178,724
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Feb-22	—	12,456
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6-Month Libor + 4.25%	Mar-22	—	81,117
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6-Month Libor + 7.38%	Jan-22	—	1,425,508
Industrial and Commercial Bank of China		Loma Negra C.I.A.S.A.	6-Month Libor + 7.38%	Jan-22	—	1,291,937
Industrial and Commercial Bank of China (Dubai)		Loma Negra C.I.A.S.A.	6-Month Libor + 7.50%	Nov-23	689,895	1,564,917
Industrial and Commercial Bank of China (Dubai)	(1)	Loma Negra C.I.A.S.A.	6-Month Libor + 8.00%	Jul-24	10,116,075	—
Banco Patagonia	(5)	Ferrosur Roca S.A.	13.50%	Feb-23	43,027	—
Banco Patagonia	(5)	Ferrosur Roca S.A.	15.00%	Feb-23	4,944	—
Banco Patagonia	(5)	Ferrosur Roca S.A.	37%	Feb-23	1,932	—
Banco Patagonia	(5)	Ferrosur Roca S.A.	19.00%	Mar-23	2,850	—
Banco Patagonia	(5)	Ferrosur Roca S.A.	15.00%	May-23	21,407	—
Banco Patagonia	(5)	Ferrosur Roca S.A.	36.00%	May-23	2,084	—
Total borrowings in foreign currency					10,882,214	4,554,659

Borrowings in local currency
Bank overdrafts	(3)	Ferrosur Roca S.A.	69.00%	Jan-23	1,240,745	241,763
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	69.25%	Feb-23	963,604	—
Bank overdrafts	(2)	Loma Negra C.I.A.S.A.	52.00%	Jan-23	3,020,152	—
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	69.00%	Jan-23	2,024,870	95,118
Securities-guaranteed borrowing	(4)	Loma Negra C.I.A.S.A.	64.99%	Jan-23	2,638,778	—

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2022					2021
	Re.	Company	Rate	Last maturity date	Amount	Amount
Total borrowings in local currency					9,888,149	336,881
Total					20,770,363	4,891,540

(1)
In April 2022, Loma Negra C.I.A.S.A. entered into a loan agreement abroad with Industrial and Commercial Bank of China Limited for USD 56 million, the principal payments of which mature in three equal installments in January, April, and July 2024. The loan is guaranteed by Intercement Participações S.A. up to 51% of its amount. Interest accrues at Libor plus 8% payable on a quarterly basis. As this loan has been used to settle Company obligations held abroad, the loan proceeds have not been deposited or settled through Argentina’s single and free exchange market (“MULC” for the Spanish initials of Mercado Único y Libre de Cambios). The loan has been valued at its amortized cost in foreign currency, and the resulting amounts have been translated into local currency at the official selling exchange rate in force at the end of the reporting period.

(2)
In addition, on July 7, 2022, the Company entered into a loan agreement with HSBC Bank Argentina S.A. for 3,000 million pesos maturing in a term of 180 days, accruing interest at a fixed annual rate of 52%.

(3)	As of December 31, 2022, the Group carries bank overdrafts in the amount of 4,229,219.

(4)
As of December 31, 2022, Loma Negra entered into fundraising agreements through securities-guaranteed borrowings, using its own shares as guarantee for ARS 2,639 million at an annual nominal average rate of 64.99%.

(5)	During the current fiscal year, Ferrosur Roca S.A. entered into several contracts in US dollars with Banco Patagonia payable between February and May 2023 and accruing interest at a fixed rate.
The breakdown of borrowings by company is shown below:

	2022	2021
Total borrowings by company:
- Loma Negra C.I.A.S.A.	19,453,374	4,649,777
- Ferrosur Roca S.A.	1,316,989	241,763
Total	20,770,363	4,891,540
24.3 Movements of borrowings
The movements of borrowings for the fiscal year ended December 31, 2022, are disclosed below:

Balances as of January 1, 2022	4,891,540
New borrowings and financing	51,706,217
Accrued interest	5,702,305
Loss from securities transactions	17,635,860
Gain on net monetary position	(11,323,441)
Effects of foreign exchange rate variation	4,759,500
Interest payments	(4,755,928)
Principal payments	(47,845,690)
Balances as of December 31, 2022	20,770,363

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As of December 31, 2022, long-term borrowings have the following maturity schedule:

Fiscal year
2024	9,879,689
Total	9,879,689
25. ACCOUNTS PAYABLE

	2022	2021
Current
Suppliers	12,524,932	8,033,328
Related parties (Note 19)	936,625	766,831
Accounts payable for investments in property, plant and equipment	853,185	3,245,273
Provisions for expenses	3,384,658	3,297,014
Total	17,699,400	15,342,446
26. PROVISIONS

	2022	2021
Labor and social security	443,938	207,196
Environmental restoration	712,760	653,567
Civil and other	150,453	244,360
Total	1,307,151	1,105,123
Changes in provisions are as follows:

	Labor and social security	Environmental restoration	Civil and other	Total
Balance as of January 1, 2021	294,248	852,951	286,067	1,433,266
Increases (*)	85,614	237,966	128,235	451,815
Gain on net monetary position	(106,683)	(276,700)	(129,167)	(512,550)
Decreases (**)	(65,983)	(160,650)	(40,775)	(267,408)
Balance as of December 31, 2021	207,196	653,567	244,360	1,105,123
Increases (*)	518,779	625,775	175,646	1,320,200
Gain on net monetary position	(187,124)	(399,209)	(128,630)	(714,963)
Decreases (**)	(94,913)	(167,373)	(140,923)	(403,209)
Balance as of December 31, 2022	443,938	712,760	150,453	1,307,151
(*)    The increase in the environmental provision includes the increase resulting from changes in the measurement of liabilities arising from the estimated restoration schedule and the discount rates used as of December 31, 2022 and 2021, respectively, the effect of which has adjusted the cost of the relevant assets.
(**)    It includes the uses of provisions for specific purposes.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The provision for labor and social security claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover labor and social security litigations. All the provisioned claims are of a similar nature and none of them is individually significant.
Environmental provisions are the provisions made to afford the estimated expenses for the environmental recovery and restoration of the mining areas and the retirement of assets used in production activities.
The provision for civil and other claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover tax, administrative and civil litigations. All the provisioned claims are of a similar nature and none of them is individually significant.
Based on management best estimates, and considering the opinion of the Company's external counsel, as of December 31, 2022, there are claims against the Group classified as possible contingencies. The potential risk amount of those claims is $1,837.0 million, mainly including $423.0 million related to tax contingencies, $169.0 million related to labor contingencies, and $1,245.0 million related to administrative, commercial and other proceedings. The Group has not recognized a provision for such possible claims, as it is not required under IFRS. As of the date of issuance of these consolidated financial statements, the Group understands there is no evidence to determine that other contingencies could materialize and have a negative impact on the consolidated financial statements.
In the normal course of business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of applicable rules and regulations, also taking into consideration the opinion of its tax and legal advisors along with the evidence available up to the date of issuance of these consolidated financial statements. Nevertheless, there are situations where the assessment by a third party and the possible materialization of damage for the Group are uncertain. In such cases, the Group has not recognized a provision as it is not required by applicable accounting standards.
27. TAX LIABILITIES

	2022	2021
Income tax	193,089	4,916,963
Value added tax	2,096,373	978,302
Turnover tax	326,099	303,899
Other taxes, withholdings and taxes collected at source	299,513	317,470
Total	2,915,074	6,516,634
28. OTHER LIABILITIES

	2022	2021
Non-current
Benefit plans	97,122	100,220
Termination payment plans	67,128	177,618
Total	164,250	277,838
Current
Termination payment plans	154,046	266,150
Dividends payable to related parties (Note 19)	1,824,337	—
Dividends payable to third parties	1,750,294	23,020
Others	23,378	22,365
Total	3,752,055	311,535

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
29. CASH AND CASH EQUIVALENTS
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

	2022	2021	2020
Cash and banks (Note 22)	664,605	644,244	783,943
Short-term investments (Note 16)	4,246,309	5,795,032	12,081,219
Cash and cash equivalents	4,910,914	6,439,276	12,865,162
30. NON-CASH TRANSACTIONS
Below is a detail of the transactions that did not involve cash flows in each fiscal year of addition:

	2022	2021	2020
- Acquisition of financed property, plant and equipment	1,688,989	3,071,897	2,773,309
- Right of use assets and lease liabilities	693,629	111,491	13,686
- Delivery of shares – benefit plans	63,339	77,665	—
- Sale of interest in Yguazú Cementos S.A.	—	—	1,731,008
31. SEGMENT INFORMATION
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
For management purposes, both financially and operatively, the Group has classified its businesses as follows:
i)Cement, masonry cement and lime: this segment includes profit or loss from the cement, masonry cement and lime business in Argentina, from procurement of raw materials in quarries, the manufacturing process of clinker and quicklime and their subsequent grinding with certain aggregates for the production of cement, masonry cement and lime.
ii)Concrete: this segment includes profits or loss from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.
iii)Aggregates: this segment includes profits or loss from the aggregates business, from obtaining to crushing the stone.
iv)Rail Services: this segment includes profits or loss from the provision of rail transportation services.
v)Others: this segment includes profits or loss from the industrial waste treatment and recycling business for use as fuel.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
In the classification of activities by segments and in the information presented below, the “Cement—Paraguay” segment has been excluded as this operation has been discontinued as of August 21, 2020 due to the sale of the Group’s interest in that company (Note 41).

	2022	2021	2020
Revenues
Cement, masonry cement and lime	96,498,837	55,792,874	64,530,150
Concrete	9,389,682	4,464,045	3,504,670
Rail services	8,720,472	5,078,130	6,016,844
Aggregates	2,775,092	960,039	695,145
Others	664,332	381,820	338,778
Segment-to-segment eliminations	(8,805,043)	(4,329,627)	(4,455,438)
Total	109,243,372	62,347,281	70,630,149
Effect from restatement in constant currency	35,889,242	81,153,245	51,752,215
Total	145,132,614	143,500,526	122,382,364

	2022	2021	2020
Cost of sales
Cement, masonry cement and lime	58,125,212	32,500,945	37,385,002
Concrete	8,924,833	4,558,508	4,464,270
Rail services	8,308,344	4,813,326	5,904,372
Aggregates	2,282,557	920,621	855,775
Others	389,501	238,328	223,147
Segment-to-segment eliminations	(8,805,043)	(4,329,627)	(4,455,438)
Total	69,225,404	38,702,101	44,377,128
Effect from restatement in constant currency	36,714,543	59,442,731	40,967,393
Total	105,939,947	98,144,832	85,344,521

	2022	2021	2020
Selling, administrative and other expenses
Cement, masonry cement and lime	4,345,407	4,197,058	4,636,128
Concrete	337,403	53,122	59,394
Rail services	469,408	543,948	328,451
Aggregates	33,259	11,134	(2,429)
Others	211,365	133,535	138,128
Total	5,396,842	4,938,797	5,159,672
Reconciliation - effect from restatement in constant currency	3,728,314	6,981,149	4,565,041
Total	9,125,156	11,919,946	9,724,713

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2022	2021	2020
Depreciation and amortization
Cement, masonry cement and lime	2,411,444	1,336,560	1,561,468
Concrete	57,140	66,112	367,433
Rail services	607,668	305,121	487,174
Aggregates	55,837	33,478	43,893
Others	4,978	5,078	8,622
Total	3,137,067	1,746,349	2,468,590
Effect from restatement in constant currency	10,140,898	9,861,959	9,256,900
Total	13,277,965	11,608,308	11,725,490

	2022	2021	2020
Revenues less cost of sales, selling and administrative expenses, and other gains and losses
Cement, masonry cement and lime	34,028,218	19,094,871	22,509,020
Concrete	127,446	(147,585)	(1,018,994)
Rail services	(57,280)	(279,144)	(215,979)
Aggregates	459,276	28,284	(158,201)
Others	63,466	9,957	(22,497)
Total	34,621,126	18,706,383	21,093,349
Effect from restatement in constant currency	(4,553,615)	14,729,365	6,219,781
Total	30,067,511	33,435,748	27,313,130
Reconciling items
Tax on debits and credits to bank accounts	(1,455,247)	(1,446,237)	(1,438,852)
Loss from interest in companies	—	—	(1,187,243)
Asset impairment - Cement	—	(297,737)	—
Asset impairment - Rail Services	—	—	(2,306,466)
Asset impairment - Aggregates	—	—	(477,806)
Financial results (loss), net	(17,609,263)	82,753	3,139,491
Income tax	(9,196,122)	(19,416,607)	(6,655,409)
Net profit for the year from discontinued operations	—	—	15,079,318
Net profit for the year	1,806,879	12,357,920	33,466,163
In relation to the segregation of profit or loss by geographic segment, the Group carries out 99.93% of its activities and operations in Argentina, considering the explanation in Note 41 regarding the sale of its interest in Yguazú Cementos S.A.
No customer contributed 10% or more of the Group’s revenue for the years ended December 31, 2022, 2021 and 2020, respectively.
32. FINANCIAL INSTRUMENTS
32.1 Capital risk management
The Group manages its capital stock to ensure that its entities will be able to continue as a going concern while maximizing the return to its shareholders through the optimization of debt and equity balances. The Group’s strategy has not changed for the financial years 2022 and 2021.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The Group and its subsidiaries participate in transactions involving financial instruments, recognized as equity items, which are intended to meet their needs and to reduce exposure to market, currency and interest rate risks. These risks, as well as their respective instruments, are managed through the definition of strategies, the implementation of control systems, and the determination of exposure limits.
The Group’s capital structure consists of net debt (borrowings as detailed in Note 24 offset against cash, banks and cash-equivalent investments) and shareholders’ equity (consisting of issued capital stock, reserves and retained earnings).
The Group is not subject to any external capital requirement.
The Group’s risk management committee reviews the capital structure of the Group.
Net debt-to-equity ratio:
The net debt-to-equity ratio for the reporting fiscal years is as follows:

	2022	2021
Debt (i)	20,770,363	4,891,540
Cash and current investment	4,910,914	10,267,644
Net debt	15,859,449	(5,376,104)
Shareholders’ Equity (ii)	115,947,237	141,244,709
Net debt-to-equity ratio and shareholders’ equity	0.14	-0.04
(i)Debt is defined as long and short-term borrowings (Note 24).
(ii)Shareholders’ equity includes all the Group’s reserves and capital stock, which are managed as capital stock.
32.2 Categories of financial instruments

	2022	2021
Financial Assets
At amortized cost:
Cash and banks	664,605	644,244
Investments	3,582,211	7,256,575
Accounts receivable and other receivables	10,724,088	9,324,404
At fair value through profit or loss:
Investments	664,098	2,366,825

	2022	2021
Financial Liabilities
Amortized cost	50,907,572	32,014,511
At the end of this reporting period, there are no significant credit risk concentrations for debt instruments designated at fair value through profit or loss. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such borrowings and accounts receivable.
32.3 Financial risk management objectives
The treasury function offers services to business, coordinates access to domestic and international financial markets, monitors and manages the financial risks related to the Group’s operations through internal risk reports, which analyze

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
exposures depending on the degree and extent thereof. These risks include market risk (including currency risk, interest rate at fair value and price risk), credit risk and liquidity risk. The Company and its subsidiaries do not employ or traded derivative financial instruments for speculative purposes. Monitoring compliance with these provisions policy is made by the executive committee and the internal audit team.
32.4 Foreign exchange risk management
The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.
The carrying amounts of monetary assets and liabilities denominated in foreign currency at the end of the fiscal years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Liabilities:
United States Dollars	13,537,249	8,952,779
Euros	373,470	282,183
Reales	85	91

	2022	2021
Assets:
United States Dollars	5,381,469	1,795,701
Euros	45,738	37,377

Additionally, considering the exchange regulations currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2022, the use of financial instruments to settle the above transactions would result in an impact of approximately 94%.

Likewise, as of December 31, 2022, the gain/loss from using such instruments to settle certain financial borrowings was 17,635,860 and is recorded in the statement of profit or loss and other comprehensive income within financial results as "Loss from securities transactions” (Note 10).
32.4.1. Foreign currency sensitivity analysis
The Group is mainly exposed to the US Dollar and Euro, considering that the Group’s functional currency is the Argentine peso.
The following table details the Group’s sensitivity to an increase in the exchange rate of the US Dollar and the Euro as of December 31, 2022. The sensitivity rate is the rate used when reporting exchange rate risk internally to key management staff and represents management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts their translation on the balance sheet day for a 25% change in the exchange rate, considering for its calculation the whole of the items of the subsidiaries.

	US Dollar effect	Euro effect
Loss for the year	2,038,945	81,933
Decrease in of shareholders’ equity	2,038,945	81,933

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
32.5 Interest rate risk management
The Group is exposed to the risk of significant fluctuations in interest rates because Group entities have borrowings at both fixed and floating interest rates. The Group manages this risk by maintaining an appropriate combination of fixed- and floating-rate borrowings.

	2022	2021
Financial Assets:
Investments held to maturity (1)	3,582,211	7,256,575
Investments at fair value through profit or loss (2)	664,098	2,366,825
Financial Liabilities:
Amortized cost (3)	20,770,363	4,891,540
(1)Fixed-term deposits at fixed rates.
(2)Short-term investments at floating rates.
(3)Related to borrowings, as detailed in Note 24.
32.5.1. Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the end of this fiscal year. For floating-rate liabilities, the analysis is prepared based on an average monthly debt balance. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonable threshold to conduct an interest rate risk analysis.
In the event that the average LIBO rate applicable to financial liabilities for the fiscal year ended December 31, 2022, were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2022, would have increased by approximately USD 464,000.
With regard to financial assets, a 1.0% increase in the average interest rate during the fiscal year ended December 31, 2022, would have increased financial income by approximately 37,792.
32.6 Credit risk management
Credit risk refers to the risk that one of the parties will fail to comply with its contractual obligations and resulting in a financial loss to the Group. The Group has adopted a policy of engaging only with solvent parties and obtaining sufficient collateral, where appropriate, as a way of mitigating the risk of financial loss caused by defaults. Credit exposure is controlled by counterparty limits, which are reviewed and approved periodically.
Trade receivables are made up of a significant number of customers. Credit assessment is continuously performed on the financial condition of accounts receivable.
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
32.7 Liquidity risk management
The Group’s Board of Directors has the ultimate responsibility for liquidity management, having established an appropriate framework for liquidity management so that management is able to deal with short-, medium- and long-term financing

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
requirements, as well as the Group’s liquidity management. The Group manages liquidity risk by maintaining reserves, adequate financial and lending facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities.

The Group carefully manages liquidity risk, and therefore it maintains cash and bank balances, liquid instruments, and available funds. As of December 31, 2022, the consolidated financial statements reflect a negative working capital of 1,459,068. Given the nature of the company's activity, which has foreseeable cash flows, it can operate with negative working capital. This condition is not related to insolvency, but to a strategic decision. Considering the Group has a low debt-to-equity ratio, the Board of Directors is analyzing long-term financing alternatives.
The Group’s Board of Directors considers that exposure to liquidity risk is low as the Group has generated cash flows from its operating activities, as a result of its operations, and has access to borrowings and financial resources, as explained in Note 24.
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

Borrowings	Weighted average effective interest rate %	Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	Total
As of December 31, 2022	58.1%	9,229,392	1,211,088	1,498,123	10,513,851	22,452,454
As of December 31, 2021	15.9%	3,242,343	319,548	651,499	817,847	5,031,237

Leases	Weighted average effective interest rate %		Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	Total
As of December 31, 2022		(*)	26,539	79,500	196,491	843,154	235,134	1,380,818
As of December 31, 2021		(*)	17,174	33,691	114,013	359,551	257,076	781,505
(*) The average rates in Pesos were 69.0% and 46.2% for the fiscal years ended December 31, 2022 and 2021, respectively. The average rates in US Dollars were 12.0% and 8.4% for the fiscal years ended December 31, 2022 and 2021, respectively.
32.8 Fair value measurements
Some of the Group’s financial assets are measured at fair value at the end of this reporting period. The following table provides information on how the fair values of these financial assets are measured (particularly, valuation techniques and inputs used).

	Fair value at:		Hierarchy level
Financial assets	2022	2021
Assets:
Mutual Funds	664,098	2,366,825	Level 1
Level 1: quoted price in an active market.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Fair value of financial assets and financial liabilities measured at amortized cost:
The estimated fair value of borrowings based on the interest rates offered to the Group (Level 3) for financial borrowings amounted to 20,644,461 and 4,883,888 as of December 31, 2022 and 2021, respectively.
The Board considers that the carrying amounts of the remaining financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximate their fair values.
33. GUARANTEES GRANTED TO SUBSIDIARIES
The Company guarantees the bank overdrafts borrowed by Ferrosur Roca S.A. in the normal conduct of its business, and the letters of credit to be entered into by the company to finance imports up to a maximum amount of 2,100 million. As of December 31, 2022, Ferrosur Roca S.A. carries current account overdraft balances for 1,240,745 and import financing balances for 76,242.
34. RESTRICTED ASSETS
As of the date of these consolidated financial statements, the Group has judicial deposits for 36,290, which are disclosed in other current and non-current receivables.

As of December 31, 2022, Loma Negra has entered into financial debts through securities-guaranteed borrowings, using its own shares as guarantee for ARS 2,639 million at an annual nominal average rate of 64.99%.
35. COMMITMENTS
The Group has assumed certain contractual commitments to purchase clinker, which are effective through 2027. The estimated future cash flows amount to approximately 1,208,057 per year . The Group has also assumed commitments to purchase limestone up to 2025 for an annual average of 2.5 million.

In the ordinary course of business, to ensure the supply of key inputs, the Group has entered into contracts for the supply of gas, assuming payment commitments for a total amount of approximately 16,866.6 million, of which 8,427.2 million is payable during fiscal year 2023, 4,477.6 million during fiscal year 2024, and 3,961.8 million during 2025 and 2026.
In addition, the Group has entered into power supply agreements with certain suppliers for a total amount of 22,505.0 million, of which 2,503.0 million is payable during 2023 and 2024 respectively, and 17,499.0 million from 2025 to 2037.

During the fiscal years ended December 31, 2022 and 2021, the Group entered into product sales contracts under which it has undertaken to supply concrete and cement so that a third party can carry out residential projects in the province of Buenos Aires and the Autonomous City of Buenos Aires. The contracts provide that the Group shall collect a portion of the concrete sales in kind by receiving functional units of the real estate developments upon completion, for which the related agreements of sale have been signed. In addition, the contracts include various rights and obligations for the parties to ensure fulfilment of the main purpose of the contract, which is the purchase and sale of concrete.

36. FUND ADMINISTRATION TRUST FOR INVESTMENT WORKS
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
Based on the new regulation, the Company recognizes in other receivables the contributions to the Trust Fund for the Strengthening of the Interurban Railway System (“FFFSFI”) for which it has the right of reimbursement for infrastructure works under the concession agreements, net of an impairment reserve for the amounts it expects will not be recovered or used against future capital expenditures due to the concession end date. The contributions made during 2022 amounted to 193,550.
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
37. RESTRICTIONS ON DIVIDEND DISTRIBUTION
In accordance with the provisions of Law 19,550, the Group is required to make a legal reserve of not less than 5% of the positive result arising from the sum of the income for the year, the adjustments from previous years, transfers of other comprehensive income to retained earnings, and accumulated income (losses) from previous years, to complete 20% of the sum of capital stock and the capital adjustment balance.
The Group is subject to normal restrictions on the payment of dividends in the event of an alleged breach under certain agreements or if such payment could otherwise result in an event of default.
The restrictions mentioned in the previous paragraph arise from the loan agreements that the Group entered into with Industrial and Commercial Bank of China (Dubai). According to these agreements, the Company will not allow any dividends to be paid unless:
(a) no default or event of default has occurred and continues or occurs as a result of such payment; and
(b) the borrower complies, both before and after the payment of dividends, with the ratio of net debt to EBITDA ratio.
This ratio shall not exceed at the end of each fiscal year:
(a) 3.50: 1.00 at any time before the occurrence of a “substantial event”; and
(b) 4.50: 1.00 at any time during or after the occurrence of a “substantial event”.
For purposes of clarifying the above, one or more of the following events are defined as “substantial event” with respect to the Group:
(a) beginning of the construction of a new cement plant;

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
(b) completion of an acquisition of any entity (limited liability companies, corporations, joint ventures, associations, trusts or any other company); or
(c) performance of any other computable investment by the Company.
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
38. FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES
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
The term of the concession is 30 years, which expires in March 2023, and originally provides for an extension of 10 additional years.
Ferrosur Roca S.A. requested the above-mentioned extension in due time on March 8, 2018, and in line with the bidding terms and conditions and the concession agreement. The concession extension request was reiterated on March 1, 2019.
On November 7, 2018, Decree No. 1027/2018, which regulated Law No. 27,132, was published in the Official Gazette. The relevant subjects were: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of an open access system on the day following expiration of the last concession contract (of the three private concessions existing at present), including extensions, with the possibility of initiating this modality in the branches that allow it when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.
On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires and, through Resolution No. 211 of the Ministry of Transport, published in the Official Gazette on June 28, 2021, and rejected the request for an extension of the concession contracts duly submitted by all the private railway concessionaires. Therefore, the railway concession operated by the Company will expire at the end of its original term, that is, on March 10, 2023. The purpose of the National State is that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
On June 9, 2022, the Ministry of Transport published Resolution No. 353/2022 in the Official Gazette, thus granting an 18-month extension to the concession granted to the concessionaire FerroExpreso Pampeano S.A., which expires on June 30, 2023, and setting the “canon” (concession fee) or toll to be paid by the railway operators using the Bahía Blanca – Rosario branch. Subsequently, on July 20, 2022, the National and International Comprehensive Projects Tender No. 1/2022 was published in the Official Gazette by Belgrano Cargas y Logística in order to award the railway operation of the Bahía Blanca – Rosario branch managed by such concession. The bid opening act was held on October 31, 2022, resulting in the tender being void.

Subsequently, on December 22, 2022, the Ministry of Transport published Resolution No. 960/2022 in the Official Gazette, by which the concessions of FerroExpreso Pampeano S.A., Nuevo Central Argentino S.A. and Ferrosur Roca S.A. were extended for 18 additional months as from the expiration date of their respective concessions. Therefore, the concession of Ferrosur Roca S.A. will end in September 2024.

Resolution No. 960/2022 provides that during the extended concession period the services will be delivered on a provisional basis and may be revoked at any time without this generating any subjective right, pending right or setting any precedent that may be claimed in favor of the operators, or otherwise the recognition of any amount for the potential early revocation of the additional concession term granted.

Notwithstanding the above scenario and considering the provisions of Resolution No. 960/2022, the Group has assessed the possible business scenarios, considering that its intention is to continue providing services as operator of the railway network. In these scenarios, the National State, which is responsible for managing the train traffic control systems and maintaining the railway infrastructure, would charge the Group a fee for the use of the railway infrastructure, which would replace direct maintenance expenses currently paid by the concessionaires plus applicable tolls. No other significant changes are currently known regarding the rest of the matters and activities as compared to the current business model of the Group. In addition, the Group’s assessment of the new business model has included estimation of the term for the provision of rail services, the routes and businesses that would be assigned, the future demand for rail freight services, and the allocation of fixed and variable costs in the Group’s new cost structure, among other issues.

The Group has reassessed all accounting estimates associated with the end of the current concession. No significant impact is expected as of the issuance date of these consolidated financial statements in this regard. The Group will continue to monitor the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.
39. SALE OF INTEREST IN YGUAZÚ CEMENTOS S.A.—DISCONTINUED OPERATIONS
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The proceeds from Yguazú Cementos S.A. transaction for the fiscal years ended December 31, 2020, are as follows:

2020
Revenues	8,730,925
Operating costs and expenses	(6,576,557)
Financial results, net	(469,229)
Reclassification of foreign exchange gains /(losses) recognized in other comprehensive income	892,316
Gain on disposal of discontinued operations (*)	16,962,450
Profit (loss) before income tax	19,539,905
Income tax	(4,460,587)
Net profit for the year from discontinued operations	15,079,318
Net profit for the year from discontinued operations attributable to:
Owners of the parent company	14,338,631
Non-controlling interest	740,687
Net profit for the year from discontinued operations per (basic and diluted) share attributable to:
Owners of the parent company (in pesos)	24,057
Non-controlling interest (in pesos)	1.2428

(*)
It is the agreed-upon price of the transaction, which amounted to 26,501,604, net of the derecognition of the equity value of the long-term investment by 9,365,872 and the costs related to the sale for 173,282.

The information summarized in the statement of cash flows generated by the Yguazú Cementos S.A. transaction for the fiscal year ended December 31, 2020, is as follows:

2020
Net cash generated by operating activities	2,462,716
Net cash used in investing activities	(403,481)
Net cash used in financing activities	(7,565,911)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	(45,870)
Total cash used during the fiscal year for discontinued operations	(5,552,546)
40. COMPLAINTS BROUGHT AGAINST THE GROUP AND OTHERS IN THE UNITED STATES
During 2018, the following lawsuits were brought in the United States (“USA”) against the Group, its directors and some of its first-line managers and the controlling shareholder at the time of the Company’s initial public offering in 2017 (“Initial Public Offering” or “IPO”).
1.State Class Action Kohl v. Loma Negra CIASA, et al. (Index No. 653114/2018—Supreme Court of the State of New York, County of New York)
The complaint was filed with the state courts of New York in June 2018 by Dan Kohl –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering. The banks that placed the ADSs have also been sued. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Law on grounds of allegedly false representations contained in the Offering Memorandum and/or failure to include relevant information. On March 13, 2019, the Company filed a motion to dismiss against the (amended) complaint filed by the plaintiff in January 2019. On May 10,

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
2019, the plaintiff moved to oppose the motion to dismiss. On October 22, 2020, the US state court partially granted the request for dismissal timely filed by the Company. Therefore, the case moved to the discovery phase.
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

On December 31, 2021, the Company filed an appeal to the Court’s decision to certify the class action and against the motion for summary judgment. The deadline to file the opening brief was July 1, 2022. On November 17, 2022, the court of appeal ruled and fully rejected the appeal filed by the Company.
On January 6, 2022, the case was reassigned from Justice Schecter to another judge in the Commercial Division of the New York Supreme Court, Justice Borrok. The case is at the discovery phase.
Therefore, as of the date of issuance of these consolidated financial statements the lawsuit continues with respect to the allegations that were not dismissed by the court.
2.Federal Class Action Carmona v. Loma Negra CIASA, et al (1:18-cv-11323-LLS—United States District Court Southern District of New York).
The complaint was filed in December 2018 by Eugenio Carmona –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering– with the US federal courts sitting in New York. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Law on grounds very similar to those alleged in the first complaint. On February 25, 2019, the Court appointed Sandor Karolyi as lead plaintiff. On April 26, 2019, the plaintiff filed the amended complaint. On September 19, 2019, the Company files its motion to dismiss against the complaint filed by the plaintiff. On April 27, 2020, the Court sustained the motion to dismiss filed by the Company. Pursuant to this first instance judgment, the court dismissed all the accusations made in the class action lawsuit against the Company, the controlling shareholder, its board members, and certain members of senior management at the time of the IPO. Finally, on July 21, 2020, the plaintiffs voluntarily withdrew the appeal filed against the judgment of first instance that fully sustained the motion to dismiss submitted by the Company. Accordingly, a final and conclusive judgment was rendered in favor of the Company and the rest of the defendants, and the lawsuit came to an end.
41. INVESTIGATION PROCEEDINGS STARTED BY THE NATIONAL COMMISSION FOR THE DEFENSE OF COMPETITION

On November 2, 2022, the Company was notified that proceedings were started by the National Commission for the Defense of Competition (“CNDC” for the Spanish initials of Comisión Nacional de Defensa de la Competencia) pursuant to Law No. 27,442 on Defense of Competition to investigate alleged anti-competitive conduct by the Company. The investigation proceedings initiated do not imply an accusation against the Company for its conduct.
During February 2023, the CNDC gave the Company notice of a request for information in relation to the above proceedings.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)

As part of the investigation, the Company has provided and will continue to provide the information and evidence that the CNDC may require and has declared that it has always complied with applicable rules and regulations on relations with competitors and compliance and ethics policies.
42. THE ARGENTINE ECONOMIC CONTEXT
On November 14, 2021, the mid-term general legislative elections took place, and the outcome was contrary to the governing party, with a nationwide differential of almost nine points with respect to the main opposition alliance, and a loss of almost fifteen points as compared to the votes obtained in the 2019 presidential elections. After the electoral result became known, President Alberto Fernández anticipated the sending and treatment at the National Congress of a bill articulating the multi-year economic program, including the agreement with the International Monetary Fund ("IMF").
During the first quarter of 2022, Argentina and the IMF reached an agreement where fiscal and monetary targets were set, and existing debt maturities were refinanced. In the second semester, after the resignation of Economy Minister Martín Guzmán, the main macroeconomic imbalances were contained, especially the fiscal imbalance. With the new Economy Minister Sergio Massa in office, the fiscal deficit slowed down and the target set with the IMF for 2022 were met with some margin. In addition, the Central Bank of the Argentine Republic (“BCRA”) stopped direct monetary assistance to the treasury (via temporary advances), although since October 2022 it has intervened steadily in the secondary market of government securities.

Argentine economic activity has performed better than expected in 2022 and is expected to reach about 0.2 annual growth in 2023 according with the IMF.

Although the BCRA reserves increased at the end of 2022 thanks to the strong contribution of the "soybean dollar" for more than USD 7,000 million, they continue to be restricted by the commercial commitments and debt payments that the country has to meet. In addition, in 2023 the Argentine economy is expected to be highly impacted by the prolonged drought that affects the agricultural sector and entails significant losses that will affect both the level of exports and tax revenues, along with a federal budget deficit that may be difficult to curb in an election year.

The national consumer price index published by INDEC accumulated 94.80% in 2022 (as compared to 50.94% in 2021), while the depreciation of the Argentine peso against the US dollar was 72.5%.

There is a challenging curve of public debt due dates in pesos during 2023 that the government will have to face, considering the difficulties to obtain long-term financing, and the drought that is reducing the yields of the wheat, corn, soybean and other crops, and agribusiness in general.
43. SUBSEQUENT EVENTS
The Group has considered events after December 31, 2022, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed through April 27, 2023, the date when the consolidated financial statements were available for issue.

43.1 Issue of simple corporate bonds not convertible into shares

On January 27, 2023, the Company’s Board of Directors approved the issuance of simple corporate bonds not convertible into shares under the Global Corporate Bond Issuance Program for up to USD 150 million as approved by the Annual Shareholders’ Meeting held on April 16, 2020, the terms and conditions of which were approved by the Board of Directors at its meeting held on the same day.

On February 22, 2023, the Company issued its Class 1 corporate notes, for a face value of $25,636.3 million (equivalent to USD 133.3 million), bearing interest at BADLAR + 2% and maturing within 18 months.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(figures expressed in thousands of pesos - $ - except as otherwise stated)
43.2 Annual shareholders’ meeting

The annual shareholders’ meeting held on April 25, 2023, approved (i) to allocate the sum of 1,939 million (in December 31, 2022 currency) to the Optional Reserve for Future Dividends; (ii) to delegate to the Board of Directors the power to totally or partially release and distribute in cash and/or in kind, one or more payments, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations through the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2023; and (iii) to voluntarily reduce the capital stock for a total amount of up to 12,543,339 ordinary shares, which includes 12,352,329 treasury shares acquired under the Company's share repurchase plans and 191,010 shares registered to shareholders that cannot be identified since 1995.

43.3 Global Note Program

At the annual ordinary and extraordinary shareholders meeting held on April 25, 2023, our shareholders approved, the issuance of non-convertible negotiable obligations ("obligaciones negociables"), under the current Global Corporate Bond Issuance Program and an increase in an aggregate amount limit of The Program to US$500 million or its equivalent in other currencies (the “Note Program”), in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented, and Title II of the Rules of the CNV. As of the date of this annual report, we have not issued any negotiable obligation under the Note Program, other than the one mentioned in Note 43.1.