Form 20-F
period 2023-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2024-04-29
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________
For the transition period from______________________________ to ______________________________
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued and outstanding shares of each class of stock of Loma Negra Compañía Industrial Argentina S.A. as of December 31, 2023 was:
583,483,151 ordinary shares, nominal value Ps. 0.10 per share
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
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
All references in this annual report to “tons” shall also include “metric tons” References to “dmt” are to dry metric ton. References to “kt” shall mean “kiloton”, equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours. The term “m3” refers to cubic meter, and “kcal/kg” to kilocalories per kilogram. The term “FOB” refers to the Incoterm “Free on board”.
Financial Statements
We maintain our books and records in constant pesos, the presentation currency for our consolidated financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 is stated in pesos, our reporting currency.
This annual report includes our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021, together with the notes thereto, or “our audited consolidated financial statements”. All references herein to “our financial statements”, “our audited consolidated financial information”, and “our audited consolidated financial statements”, are to or derived from our consolidated financial statements included elsewhere in this annual report.
Our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy starting July 1, 2018.
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
In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national the consumer prices index (Índice de Precios al Consumidor—IPC), or CPI, published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices index (Índice de Precios Internos al por Mayor—IPIM), or WPI, published by the INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2023, 2022 and 2021 was 211.4%, 94.8% and 50.9%, respectively.
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
INDEC reported that the CPI increase was 50.9%, 94.8% and 211.4% for the years ended December 31, 2021, 2022 and 2023 respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2021, reporting an increase of 51.3%, for year ended December 31, 2022, an increase of 94.8%, and for year ended December 31, 2023, an increase of 276.4%.
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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include the principal risks relating to the company and its business described in “Part I, Item 3. Key Information—D. Risk Factors,” which are also summarized below:
•general economic, political and business conditions, in Argentina, including government policies and as a result of the new government which took office in December 2023;
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
•global economic, political and social conditions and their impact on, including the military conflicts between Russia and Ukraine, and Israel and Hamas in the Gaza Strip, as well as the potential outbreaks of communicable diseases around the world, and their impacts on the global economy and consumer spending patterns, particularly in energy costs;
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
•the estimation mistakes about the state of our mines and mineral reserves;
•operational risks and insurance costs;
•risk related with cybersecurity events, including potential cyberattacks;
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
•widespread illnesses or epidemics; and
•restrictions on exports and imports.
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
On September 1, 2019 the Argentine government reintroduced strong restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities and that remain effective as of the date of this annual report. See “Item 10.-D Exchange Controls.”.
The Social Solidarity and Productive Reactivation Law No. 27,541, enacted in December 2019, and its regulatory Decree No. 99/2019 (the “Social Solidarity Law”), as amended from time to time, introduced important additional foreign exchange restrictions and tax modifications.

During 2021 there was a recovery of the economic activity (after the impact of COVID-19 in 2020) reflected in the 10.7% GDP growth, and this positive trend continued in 2022, with 5.0% GDP growth. Nevertheless, in 2023 the GDP decreased by 1.6%.

To contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank’s international reserves from US$65.7 billion as of December 31, 2018, to US$29.2 billion as of April 15, 2024. Since Javier Milei took office in December 2023, the BCRA had bought approximately US$ 10.7 million by the end of March 2024.
In 2018, the IMF´s executive board approved the Stand-By Agreement with the Argentina government, which involved the disbursement of US$ 44 billion. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though an Extended Fund Facility Arrangement which was approved by the IMF’s executive board on March 3, 2022, and approved by the Argentine Congress on March 17, 2022. Ultimately, the Extended Fund Facility Arrangement was approved definitely by the IMF´s executive board on March 25, 2022. The Extended Fund Facility Arrangement seeks to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. In accordance to the Extended Fund Facility Arrangement, Argentina will be paying its debt from 2026 to 2034. As of the date of this annual report, the Argentine authorities and IMF staff have reached staff-level agreement on the fourth review under the Extended Fund Facility Arrangement. The agreement is subject to approval by the IMF´s executive board, which is expected to meet in the coming weeks. Upon completion of the review, Argentina will have access to about US$5.3 billion, bringing total disbursements under the arrangement to about US$28.8 billion.
In this regard, by means of a press release dated February 1, 2024, the IMF announced that the executive board conducted the seventh review of the agreement with Argentina and approved a seventh immediate disbursement of approximately US$ 4.7 billion, bringing total disbursements under the agreement to approximately US$ 40.6 billion.The Staff-Level Agreement aims at lowering the fiscal deficit, inflation and subsidies, among others, with the goal of promoting the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. The IMF in its report dated April 16, 2024 projects that Argentina's GDP will fall by 2.8% in 2024 and grow by 5% the following year. They estimate a year-on-year inflation of 149.4% for 2024 and 45% for 2025.
On December 10, 2023, Javier Milei assumed as President of Argentina. In the first days of his mandate, the new government launched a set of policies aimed to deregulate the economy to address the economic and social crisis. On December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023, the Executive Branch declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, sanitary and social matters until December 31, 2025. This regulation included numerous amendments and repeals of several laws. The measures include, but are not limited to, the repeal of regulations on housing rental contracts, the supply of essential products, the marketing of mass consumption products, the corporate form of companies where the State has participation has been modified, among other. These measures must still be approved, modified or rejected by Congress.

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
In the past, Argentina has had important macroeconomic imbalances, including frequent and critical fiscal deficits. The Argentine government has had yearly fiscal deficit during approximately 90% of the period comprising 1961 to 2022 (48 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation. The fiscal deficit reached 3% of the GDP in 2021, 2.4% of the GDP in 2022 and 2.9% of the GDP in 2023.
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
Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In December 2015, the new administration suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023.
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
The government reported a primary fiscal deficit of 3% in 2021, 2.4% in 2022 and 2.9% in 2023. In this regard, the new government aim to reach a primary surplus of 2% of GDP in 2024.
The preceding administration under the leadership of President Alberto Fernández implemented a series of strategies aimed at curbing inflation. These strategies encompassed the establishment of price ceilings on essential goods within the basic food basket to shield consumers from the volatility of market prices. Additionally, the government imposed limitations on the export of goods to ensure domestic availability and stabilize prices. Furthermore, regulations were introduced to facilitate the placement of products from small and medium-sized enterprises (SMEs) on supermarket shelves, thereby promoting market competition and providing SMEs with greater access to consumers.
Controlling inflation remains a challenge for Argentina. If the Argentine government fails to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.
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
Also, for the first two fiscal years started on 01/01/2019 onwards (2019 and 2020, for taxpayers with fiscal year end on December 31 of each year) the inflation adjustment for monetary assets and liabilities for income tax purposes was triggered; however, the Law No. 27,541 established that the income or loss arising from this tax indexation procedure corresponding to fiscal periods 2019 and 2020 must be proportionally allocated in a six-year period.
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
Regarding fiscal year 2021, the applicable rules did not impose any deferral of the tax inflation adjustment.
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
Indexation of amortizations of fixed assets and other assets is only allowed regarding assets acquired as from January 1, 2018 onwards. In other words, indexation of amortizations corresponding to assets acquired prior to January 1, 2018, is not allowed.
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
Given the political and economic landscape, the administration of former President Macri re-introduced rigid restrictions and foreign exchange controls on September 1, 2019, which among other things, significantly curtailed access to the FX Market by individuals and entities. See item 10.D“Additional Information—Exchange Controls”. Despite the measures adopted by the Argentine government to try to control the increasing depreciation of the peso, in 2022 the peso accumulated a depreciation of 70% against the U.S. dollar and in 2023, of 356.44%, based on the official exchange rates published by the Argentine Central Bank and several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differs substantially from the official Argentine peso-U.S. dollar exchange rate. See item 10.D “Additional Information – Exchange Controls”.
Despite the positive effects of the depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the peso is significantly depreciated, the Argentine economy and our business could be adversely affected.
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

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity in Argentina is regulated by a specific collective bargaining agreement, or CBA, that groups companies together according to industry sector and trade union. Although the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union covering such commercial or industrial activity. In the cement industry, salaries have been established generally on an annual basis (although due to the high inflation over the past years, these are taking place more than once a year) through negotiations between the chambers that represent the cement producers and the cement industry employees’ trade union. The National Labor Ministry mediates between the parties and ultimately approves the salary increase to be applied in the cement industry. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the cement union and to whom the collective bargaining agreement applies.
Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. Since January 2022, the minimum salary was raised from Ps. 32,000 to Ps. 156,000, as of December 2023 (in nominal terms). Due to high levels of inflation, both public and private sector employers experience significant pressure from unions and their employees to further increase salaries. The INDEC publishes the "Coeficiente de Variación Salarial" (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase in registered private sector salaries of approximately 80% in 2022 and 173.5% in 2023. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Ministry of Labor, Employment and Social Security.
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
Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, since September 1, 2019, the Argentine government imposed rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina See “Item 10.D Additional Information—Exchange Controls”.
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
According to INDEC, Argentina’s structural current account accumulated a surplus of US$ 3,287 million in 2021 and a current account deficit of US$ 3,031 million in 2022. In the third quarter of 2023 (latest official data available), the Argentine economy recorded a current account deficit of US$ 6,103 million. However, in the first two months of Javier Milei´s administration, the Argentine government registered a 0.2% GDP surplus as a result of cost reduction policies.
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

The measures taken during the Fernandez administration could not stop the constant devaluation of the peso against the U.S. dollar. Between January 2020 and December 2023, the official nominal exchange rate for pesos into U.S. dollars fell by approximately 1250.80%.
As of December 31, 2023, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 808.4833 per US$1.00, a devaluation of approximately 356.44% as compared to the official exchange rate of Ps. 177.1283 per US$1.00 as of December 31, 2022. In the first two months of 2024, the peso depreciated approximately 4.17% against the U.S. dollar.
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
The Argentina’s sovereign default in 2001 limited Argentina’s ability to access to international financing. Through exchange offers conducted between 2005 and 2010, Argentina restructured over 92% of the sovereign defaulted debt. However, holdout holders declined to participate in the restructuring commenced litigation against Argentina. The Argentine government settled US$9.2 billion outstanding principal amount of the untendered debt held by some of these holdout holders in April 2016 with the proceeds from a US$16.5 billion international bonds offering~~.~~ Although the size of the outstanding claims has decreased significantly, as of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. However, after the settlement with the holdouts and offering Argentina regained access to the international capital markets.
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

However, despite all that, on August 4, 2023, through the Decree 404/2023 a loan agreement between Argentina and Qatar for 580,000,000 Special Drawing Rights was approved in an attempt to pay interest on the debt contracted with the IMF. In this regard, the Argentine government announced the cancellation of US$ 1,411 million within the framework of the agreement. The Issuer cannot attest to what effects the agreement will have nor to how it will be implemented. Moreover, on August 23, 2023, former Economy Minister, Sergio Massa, announced agreements with the World Bank and the Inter-American Development Bank that determined that these entities would provide Argentina with total financing of US$ 1,310 million.

Furthermore, through the press release of February 1, 2024, IMF’s Executive Board announced the conclusion of the seventh review of the agreement with Argentina. This decision grants the country access to an immediate disbursement of approximately USS 4.7 billion, which would place the total disbursements under the agreement at around USS 40.6 billion so far.
In any case, lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations. For more information regarding Argentina’s financings, including the aggregate of US$23.5 billion loans disbursed in connection with the Staff-Level Agreement, see “—Investing in a developing economy such as Argentina entails certain inherent risks.”
Government intervention may adversely affect Argentine economy, Argentine companies and, as a result, our business and results of operations.
During recent years, the federal government has exercised substantial control over the Argentine economy.
Since taking office in December 2019, the Fernández Administration implemented several measures that increased the government intervention, for example: i) the Social Solidarity Law ; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; iv) the Supermarkets’ Shelf Law published on March 17,2020; and v) Decree No. 690/2020, which was published on August 22, 2020, and regulated certain services tariffs and vi) the Fair Prices Program announced on November 10, 2022.
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
In addition, on March 17, 2021, the Secretary of Domestic Commerce issued Resolution No. 237/2021 by means of which it created SIPRE, in which certain companies, including ours, must report monthly the prices of their products, quantities sold and stocks of final and intermediate goods. This annual report obligation was extended until December 31, 2023 as it is stipulated in Resolution NO. 67/2023 issued by the Secretary of Domestic Commerce in February 2023.
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

However, as previously noted, through the Decree of Necessity and Urgency No. 70/2023, the current Milei Administration appears to aim to reduce Government intervention by deregulating the economy in order to address the economic and social crisis. In that intelligence, the Decree determines various amendments and repeals of several laws including the regulations on housing rental contracts, the supply of essential products, the marketing of mass consumption products, among others. These measures, however, must still be approved, modified of rejected by the Congress.
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
On November 3, 2020, political elections took place in the U.S. and on January 20, 2021 Joe Biden took office. Changes in social, political, regulatory and economic conditions in the United States, or in laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our business, results of operations and financial condition. However, in November of this current year, the presidential elections are to take place. Therefore, the future policies to be adopted by the United States affecting the international markets remain uncertain.
Furthermore, Jerome H. Powell the chair of the U.S. Federal Reserve has expressed the intention to lower the interest rates as the economic conditions of the U.S. improve with respect to inflation.
On February 24, 2022, Russian military forces launched a major assault against Ukraine, which led to a conflict that is ongoing as of the date of this annual report. Trade disruptions caused by the conflict and economic sanctions have caused instability and increases in the prices of energy and raw materials, which may affect the price and demand for our products.
Finally, on October 7, 2023, Hamas and other Palestinian armed groups in the occupied Gaza Strip launched a surprise attack against Israel. This attack not only caused thousands of casualties but also led to a declaration of war by Prime Minister Benjamin Netanyahu, to the establishment of a total blockade on Gaza and to the order to evacuate the north of the Strip. On April 13, 2024, Iran launched an airstrike over Israeli territory in response to the bombing of its consulate in Syria. On April 19, 2024, Israel launched a series of retaliatory missile strikes on Iranian military sites. This attacks signal the beginning of an open conflict between two nations, and it cannot be assured that additional countries will not be involved. Once again, the future of this conflict, as well as its impact on international trade and, thus, on emerging market economies like Argentina´s, remains uncertain.
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
The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of the credit activity. Such recovery has been severely impacted by the COVID-19 pandemic. Although the financial system’s deposits continue to grow in nominal terms, these deposits are mostly short-term and the sources of medium and long-term funding for financial institutions are currently limited. In 2023, nominal private deposits in pesos decreased 34.8% year-over-year and during the same period, private deposits in U.S. dollars decreased by 7.5%.

In 2023, fixed-term deposits in pesos from the private sector, as well as means of payment, have shown a systematic fall due to the acceleration of inflation. Fixed-term loans have experienced a monthly contraction of 23.6% at constant prices in December and, consequently, accumulated a drop of around 48.2% in 2023. As a result, the balance of these placements at constant prices is reduced to minimum records of the last 20 years.
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

Argentine companies currently have access to the foreign exchange market to acquire foreign currency to make payments abroad, provided that certain requirements are met.

Until recently, importers that intended to access the foreign exchange market were requested to obtain an approved declaration submitted via the Argentine System of Imports (“SIRA” after its acronym in Spanish) from local authorities. Starting December 13, 2023, according to the Communication “A” 7917 issued by BCRA, it is no longer necessary to have said declaration made through the SIRA in "OUTPUT" status nor to validate the operation in the "Single Current Account" computer system of “Foreign Trade", as previously required. In addition, access to the exchange market may be granted for the deferred payment of new imports of goods with customs entry registration as of December 13, 2023, which will be done according to the schedule established by BCRA depending on the type of good. It is also possible to access the exchange market to pay on a deferred basis for new imports of goods with customs entry registration before the mentioned deadlines when some of the cases listed in point 3 of Communication “A” 7917 occur. And finally, prior consent from the BCRA is no longer required for the payment of new imports of goods with pending customs registration when, in addition to the remaining applicable requirements, the payment falls within the situations provided for in point 3 of the aforementioned communication.

Furthermore, on December 13, 2023, through Communication “A” 7918, the BCRA ordered the creation of a special bond for importers of goods and services with outstanding debts. The so-called Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) seek to facilitate the access to international currencies and to help said importers deal with commercial debts for the importation of goods and services accumulated as of December 12, 2023, who may subscribe them until the amount of its imports pending payment.

We cannot ensure you that additional limitations to import goods and services to Argentina will not be reestablished in the future. In this sense, we are unable to estimate the economic and financial impact for our business, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations, as well as our ability to achieve our previously disclosed expectations for future years.

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
See ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.
Risks Relating to Our Business and Industry
The cyclical nature of the cement industry may lead to decreases in our revenues and profit margin.
The cement industry is inherently cyclical and sensitive to changes in supply and demand that are, in turn, affected by political and economic conditions in Argentina and elsewhere. This cyclicality may decrease our profit margin. In particular:
•downturns in general business and economic activity may cause demand for our products to decline, adversely impacting our sales volume;
•when demand falls, we may be under competitive pressure to lower our prices to maintain market share, which could diminish our profit margins; and
•if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or may materialize at levels lower than we predicted. Should actual demand fall short of our estimates, we may encounter excess capacity and underutilization of our assets.
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
We may face increased competition from the other cement manufacturers, despite incremental freight costs, decide to increase their existing capabilities (whether greenfield or brownfield) in the manufacturing and/or distribution ends of the cement market. Certain of our local competitors executed investments to expand their production capacity levels in Argentina. According to available public information, Holcim Argentina S.A. expanded the “Malagueño” plant, located in the province of Córdoba. In the case of Cementos Avellaneda S.A., a similar expansion in the “El Gigante” plant in the province of San Luis was finished in late 2020 and is operating.
We also face the possibility of competition in Argentina from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, which may have significantly greater financial resources than us.
We may not be able to maintain our market share if we cannot match our competitor’s prices or keep pace with the development of new products. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.
Demand for our cement products is highly related to residential and commercial construction in Argentina and is dependent on public infrastructure developments.
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
In this regard, between the measures taken by Javier Milei’s administration aimed to eliminate Argentina’s deficit, the National Government decided to stop financing public works. The Portland Cement Manufacturers Association published in his monthly report that cement dispatches decreased approximately by 20.41% in December 2023, compared to the previous month. In the first three months of 2024, the dispatches decreased by 29.6% compared to the same period of the previous year. Likewise, according to INDEC, the surface authorized by building permits decreased by 9.7% in December 2023 compared to the same month in 2022, and formal employment on the sector decreased by 3.2%.
If the downturn in the sector continues, the company could be adversely affected in its business, finances and daily operations.
Changes in the cost or availability of raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.
We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. Our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 17.9%, 14.8% and 10.5% in 2023, 2022 and 2021, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The interest rates of our revolving credit facilities, historically priced using a spread over London Interbank Offered Rate (LIBOR), would be subject to change following the discontinuation of LIBOR in June 2023. Although we currently do not have any outstanding revolving credit facilities, the establishment and utilization of alternative reference rates for future indebtedness may adversely affect the interest we pay on floating rate indebtedness and other instruments.
Historically, LIBOR served as a widely accepted benchmark for setting interest rates on global loans. The discontinuation of LIBOR has required the transition to alternative reference rates, which could impact our borrowing costs and overall financial condition should we enter into new credit agreements.
Following announcements by the UK Financial Conduct Authority (“FCA”), and the ICE Benchmark Administration, Limited, the publication of the most commonly used U.S. dollar LIBOR tenors ceased after June 30, 2023. New contracts have been encouraged to reference alternative rates from December 31, 2021, onwards.
Although we have no current LIBOR-related exposure due to a lack of outstanding credit facilities, the adoption of Secured Overnight Financing Rate (SOFR) or other rates for potential future borrowing could impact our interest expense. SOFR, has been endorsed by the Alternative Reference Rates Committee (ARCC) established by the U.S. Federal Reserve and other financial institutions. Unlike LIBOR, which was a forward-looking rate incorporating bank credit risk, SOFR is a backward-looking rate based on secured transactions collateralized by U.S. Treasury securities. Consequently, SOFR may be inherently lower and less volatile than LIBOR and does not reflect bank credit risk.
The transition to SOFR or other alternative reference rates presents several risks and uncertainties. There is no assurance that SOFR will achieve the same level of market acceptance as LIBOR, nor can we predict the full implications of this transition on our potential liquidity or borrowing costs. Should we utilize revolving credit facilities in the future, and if alternative rates prove to be substantially different from LIBOR, our interest expenses, could be affected significantly.
Energy accounts for a significant portion of our total cost of sales, and higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.
We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2023, thermal energy cost and electricity cost represented approximately 16.0% and 7.7% of our total cost of sales, respectively, and in 2022 and 2021, thermal energy cost and electricity cost represented approximately 15.9% and 8.7% and 13.7% and 9.8% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies. For more information, see "Item 5.A. Operating and Financial Review and Prospects - Operating Results."
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
In addition, the 2001 economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In an attempt to address this situation, in January 2016, the Argentine Government unified and increased wholesale energy prices for all consumption in Argentina. As a result of this and other measures implemented by the Argentine government, investments have been made in conventional and renewable energy, moderately increasing the installed capacity during the last years. This increase in capacity has occurred both in thermal and renewable energy (wind and solar), the latter being enhanced by the renewable energy tenders, reaching 13% of the Argentine generation matrix in 2021. The demand supplied by renewable energies increased to 13.9% in 2022, and new renewable projects are expected to start operating in 2024.

On December 18, 2023, the Executive Branch published the Decree of Necessity and Urgency 55/2023 (DNU 55) in the Official Gazette, declaring that the national energy sector would be in a state of emergency – with regard to the generation, transportation and distribution of electric power under federal jurisdiction and the transportation and distribution of natural gas – until December, 31, 2024.

Among other matters, DNU 55 launched a tariff review process for electric power and natural gas services that are subject to federal jurisdiction.
Regarding energy prices, it should be noted that substantial increases for residential and industrial users are expected in 2024. These increases could be even higher due to (i) a substantial reduction of energy subsidies conducted by the current Administration; and (ii) the Russia-Ukraine war conflict, that may continue to have an impact on price levels (particularly, in the price of the natural gas used for generating electricity). In addition, if the Russia-Ukraine war conflict continues over time there could be a shortage of gas during the winter and this could have an impact on industrial use. Additionally, the ongoing construction of the second stage for the Gasoducto Néstor Kirchner (Néstor Kirchner Gas Pipeline) could alter the current status of the Argentine energy industry, particularly affecting the energy prices in ways that we are currently unable to predict.
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
Public health threats or outbreaks of communicable diseases have had and may have an adverse effect on our operations and financial results

We cannot ensure that there may not be any future public health threats and/or outbreaks of communicable diseases. In this sense, we are unable to estimate the economic and financial impact for our business, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations as well as our ability to achieve our previously disclosed expectations for future years.
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

•higher logistics costs due to lack of availability of means of transport, greater bargaining power of logistics providers and/or significant increases in the cost of labor; and
•potential impacts of the termination of the railway concession granted to Ferrosur Roca S.A. or of the eventual terms and conditions established for its continuation as a railway operator in the new operational modality that the National Government could implement. Please see “Item 3.D The early termination of our railway concession may have a material adverse effect on our business".
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
Management’s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may have negative working capital in the near future.
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

In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now InterCement Trading e Inversiones S.A.) are named as defendants in both actions. On April 27, 2020, the United States District Court for the Southern District of New York issued an opinion granting defendants’ motion to dismiss in respect of the Federal Class Action. On July 17, 2020, the plaintiff voluntarily dismissed the appeal filed against the Federal Court’s opinion. Therefore, the favorable opinion for our company and the other defendants is final and the Federal Class Action is over. The State Class Action (as defined in "Legal Proceedings") is still ongoing and we cannot assure that our position will prevail. If our position does not prevail, the case may have substantial adverse effects on our business, financial condition and results of operations. However, on October 11, 2023, we entered into a proposed agreement with the lead plaintiff which received the preliminary approval from the New York State Court on November 30, 2023. On April 10, 2024, the final approval by the New York State Court was granted. The completion of the Settlement is contingent on a final class payment, which is expected to be made before October 11, 2024, and is covered by our Directors and Officers (D&O) insurance policies. Once such payment is made, the New York State Court is expected to issue the final judgment and the case will end. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Securities Complaints Commenced Against Loma Negra under US Jurisdiction.”
We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina and regulations in the United States and our internal policies and procedures might not be sufficient to ensure compliance with such laws and regulations.
The United States Foreign Corrupt Practices Act (FCPA), the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offenses against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines and/or suspension of its activities if such offenses were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offense resulted from a company’s ineffective control.
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
If we or individuals or entities that are or were related to us are found to be liable for violations of applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we or other individuals or entities could face civil and criminal penalties or other sanctions, which in turn could have a material adverse impact on our reputation and business. Further, litigation or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.
We are also subject to antitrust laws in Argentina.
Climate change and climate change legislation or regulations may adversely affect our business.
The risks that climate change poses through environmental changes and acute, weather-related events continues to attract considerable public and scientific attention in the EU, the United States and other parts of the world. A number of governmental bodies have finalized, proposed, or are contemplating legislative and regulatory changes in response to the potential effects of climate change. For instance, on March 6, 2024, the SEC adopted final rules to require registrants to include extensive climate-related disclosures in registration statements and annual reports. Among other things, the SEC rules mandate disclosures on (i) Climate related risks that are reasonably likely to have a material effect on our business strategy, results of operations or financial condition; (ii) the actual and potential material impacts of identified climate-related risks on our business; (iii) any activities we have undertaken to mitigate or adapt to material climate-related risks; (iv) the extent of oversight and governance by our board of directors over climate-related risks and the role of management in assessing and managing these risks; (v) our processes for identifying, assessing, and managing material climate-related risks; and (vi) a qualitative description of how our financial statement estimates and assumptions have been materially influenced by climate-related risks and uncertainties, severe weather events, or disclosed climate-related targets or transition plans. Even though as of April 4, 2024 the SEC had voluntarily stayed its climate-related disclosure rules pending completion of the Eighth Circuit Court of Appeal’s review of the rules, the SEC will “continue vigorously defending” the rules in court. If the court upholds the rules, it could lead to their prompt adoption once the stay is lifted. The adoption of these rules may necessitate significant changes in our reporting and operational practices, possibly leading to increased compliance costs and impacting our financial statements.
The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, EU and international laws and regulations requiring reductions in greenhouse gases (GHGs) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances, emissions offsets or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, EU and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations.
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
Additionally, the Marrakesh Agreement established by the World Trade Organization (WTO), the Agreement on Technical Barriers to Trade, that recognizes that no country should be prevented from adopting measures necessary to ensure the quality of its exports, national security, protection of human and animal health, environmental protection, preservation of plants, and prevention of misleading practices. In this sense, The International Federation of Building and Wood Workers (IFBWW) - which brings together trade unions from the construction, wood, forestry, and related sectors - has developed a global campaign under the slogan "No more than 25Kg," basing it on the negative impact of manually carrying loads heavier than that weight on workers' health. Convention No. 127 of the International Labour Organization (ILO) contains provisions regarding the maximum weight of loads carried by a worker. These initiatives were locally reflected by the Resolution 54/2018 of the Secretary of Commerce.
We cannot assure you that the costs we incur to comply with existing current and future environmental, health and safety laws, and liabilities that we may incur from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect us.
Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.
Pursuant to Resolutions 54/2018 of the former Ministry of Production and Labor Law — which establishes the technical quality and safety requirements for all types and classes of cements used in construction — cement sold in bags must have a maximum net content of 25 kilograms. Therefore, our cement bags must be reduced from 50 kilograms to 25 kilograms. This requirement was enforceable as from October 3, 2022. However, the main cement companies through the AFCP requested an extension of the effective date and worked with the administrative authorities regarding the implementation of this new regulation as well as a potential timeline. On April 24, 2024, the Secretary of Commerce by means of Resolution 11/2024 decided to suspend item 1.4 of Annex II of Resolution 54/2018 until July 1, 2025. Therefore the cement bags reduction will be enforceable as of such date. This implementation could adversely impact our results of operation and financial condition and we will need to incur in capital expenditures to adapt our bags productions lines and packaging.
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
Pursuant to Decree No. 158/2021, published on March 12, 2021, the National Government imposed an update mechanism pursuant to which Ferrosur would have to substantially increase the amount of the performance guarantee it had originally posted according to the concession contract (and updated in 2018 voluntarily). Ferrosur has filed an administrative appeal against such Decree before the Argentine Executive Branch not only because the update is considered unreasonable but also because the National Government does not have the right to unilaterally modify the concession contract. On November 24, 2023, through Decree No. 601/2023 the appeal filed by Ferrosur was rejected by the previous administration. On January 2, 2024 Ferrosur filed a new appeal against such decree. As of the date of this annual report, the appeal has not been resolved.
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
On May 8, 2020, the board of directors of Ferrosur decided to make the term extension request conditional on the renegotiation of certain terms and conditions of the concession contract, in order to mitigate certain issues that affect our business and alter the balance of the concession contract. Moreover, the Board decided that, in case no agreement is reached during such renegotiation, then Ferrosur Roca would reserve its right to withdraw the concession’s term extension request. In such sense, on May 13, 2020, Ferrosur Roca filed a note with the Ministry of Transport, the Special Commission and the CNRT informing the board of director’s decision in accordance with the above mentioned.
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
As of February 26, 2024, the Ministry of Economy is the new authority empowered to carry discussions or proceedings regarding the execution of Resolution 211/2021. According to Decree 195/2024, the Ministry of Economy is the authority entitled to participate in negotiations and modifications of public works and services contracts on railway infrastructures Law pursuant to No. 27,132.
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
Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. While our mining disclosures required by Regulation S-K 1300 for 2022 and 2023 were reviewed by a “qualified person” (as defined in Regulation S-K 1300) employed by us, we did not employ independent third-parties to review reserves over the five-year period ended December 31, 2023. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff.
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
We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cybersecurity threats, however, as of December 31, 2023, our insurance does not cover losses associated with cybersecurity risks. If our losses exceed our insurance coverage, or if we are not covered by our insurance policies, we may be liable for any shortfalls or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.
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

In December 2023, the Argentine National Executive issued the Urgent and Necessary Decree No. 70/2023 (“DNU”, for its acronym in Spanish) by which significant changes to labour regulations are made (eliminating fines for lack of registration of employment, flexible regulations for employees, contractors, and outsourcing models, among others). However, the two union confederations in Argentina (the General Confederation of Labor -“CGT”- and Argentine Workers’ Central Union -“CTA”-, entities to which all trade unions are associated) presented a challenging against the DNU before the National Labor Courts. So far, the National Labor Chamber of Appeals issued a final resolution considering the DNU as unconstitutional (stating that the DNU is not urgent and necessary, and that Congress should discuss the intended reforms). The Argentine National Executive appealed the resolution before the National Supreme Court. Thus, the scenario is still uncertain. In addition, the Senate rejected the DNU, for which reason it goes to the Chamber of Deputies for its treatment; and in case of rejection, the DNU would lose its effectiveness. On April 16, 2024, the National Supreme Court unanimously rejected two motions against the DNU on the grounds that neither one has brought a case, matter or contentious case before the Court. There are still more claims to be resolved against its legitimacy and it remains uncertain how the Court will proceed.
In the past, the Argentine government has introduced laws, regulations and decrees requiring private companies to maintain certain minimum wage standards and provide specific benefits to employees. We cannot guarantee that the Argentine government will not take measures that will increase wages or require us to provide additional benefits. This would result in an increase in our costs and expenses.
In addition to our own employees, we require third-party contractors to perform certain activities that are part of our business. Therefore, we maintain strict control policies on the compliance of these contractors with their activities. However, due to the interpretation of labor laws made by case law that tend to favor employees, our labor and social security obligations to our employees and to the employees of its third-party contractors have increased significantly. As a result, the risk of being required to pay severance to our employees and to the employees of our third-party contractors has increased. Consequently, despite the terms of the DNU, our labor and social security costs could increase to the extent that our severance costs and labor-related liabilities are increased by future changes in the interpretation of labor laws, adversely affecting our operating results.
Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.
Our operations are to some extent dependent on information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. Our systems may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic theft, catastrophes, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. In addition, these systems may require modifications or upgrades as a result of technological advancements or the growth of our business. We constantly evaluate the risks we face and, as a result, we reinforce our IT infrastructure by implementing new technologies and solutions to assist in the prevention of potential cyber-attacks, as well as protective measures and contingency plans in the event of an attack. We have established processes to assess, identify and manage material risks arising from cybersecurity threats, which have been integrated into our comprehensive risk management programs. Our executive management collaborates with our information security team to periodically reassess our cybersecurity stance and IT-related security risks, as well as our ability and plans to mitigate and respond to cybersecurity risks. Although we take measures to protect our systems and electronic information and also have disaster recovery plans in case of incidents that could cause significant disruptions to our business, these measures may not be sufficient.
Loma Negra has developed a Cybersecurity Incident Response Plan that provides a structured and organized framework to effectively and efficiently address cybersecurity incidents by analyzing the potential impact, containment of the attack, eradication of the threat and recovery all while ensuring operational continuity. We have also developed a Communication Plan to enable information flow among internal and external stakeholders in the event of an incident.
Over the past year, we have reinforced our Awareness Plan, focusing on training our employees on cybersecurity risks and threats as well as instructing them on how to respond to a cybersecurity incident, whether it involves or affects IT resources or the devices used to access Loma Negra's IT systems. In addition, we have conducted disaster simulation drills and awareness-raising talks especially directed to the company's board of directors and senior management.
To date, we have not detected, and our external service providers have not informed us of, any relevant event that has materially damaged, interrupted or caused an intrusion in our systems.Any significant data leakage or theft of information could affect our compliance with data privacy laws and harm our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2023, our insurance does not cover any risk associated with any cybersecurity risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.
Risks Relating to Our Ordinary Shares and the ADSs
The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs increased by 4% and 3% in 2023 and 2022, respectively. The variation in value may be affected by the following factors:
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
•the trading volume of our ADSs;
•catastrophic events, such as earthquakes and other natural disasters;
•widespread illnesses or epidemics; and
•developments and perceptions of risks in Argentina and in other countries.
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
Argentine income tax law provides that the income resulting from the sale, exchange or other transfer of shares and other securities is subject to tax at a rate of 15% for Argentine resident individuals or a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year, for Argentine companies; in addition, dividend distributions to Argentine resident individuals or non-Argentine residents are subject to a 7% additional tax, as per the amendment to the Income Tax Law by Law No. 27,630. These corporate rates and the tax on dividends are applicable for fiscal years starting as from January 1, 2021.
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
However, starting on January 17, 2020, local companies may transfer funds abroad in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the American Depositary Shares, or ADS holders, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments made to local companies and the funds must be transferred to Argentina and sold for pesos through the foreign exchange market as from such date. In case of non-resident shareholders, the total amount to be paid through the FX Market does not exceed the corresponding amount denominated in pesos that was determined by the shareholders’ meeting. Access to the foreign exchange market for the payment of dividends in cases not above contemplated will require prior approval of the BCRA.

In addition to the formal exchange controls and regulations, the Argentine Central Bank has exercised in the past a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.See “Item 10.D Additional Information—Exchange Controls”.
Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency or in kind to the extent permitted by applicable law. Subject to applicable law, the ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary´s fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends or the amount in kind into U.S. dollars the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso or the fluctuation of the value of the payment in kind.
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
Holders may exercise voting rights with respect to the shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Law No. 26,831 ("LMC") requires us to notify our shareholders by publications in certain official and private newspapers of at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter and subject to legal limitations, provide to each ADS holder upon the terms of the deposit agreement:
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
Under the Argentine General Companies Law, if we issue new shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of shares to maintain their existing ownership percentage, which is known as preemptive rights. However, pursuant to the LMC, our shareholders will not be entitled to the right to subscribe for the unsubscribed shares at the end of a preemptive rights offering, known as accretion rights. We may not be able to offer our ordinary shares to holders of ADSs residing in the U.S., or U.S. holders, pursuant to preemptive rights granted to holders of our ordinary shares in connection with any future issuance of our ordinary shares unless a registration statement under the Securities Act is effective with respect to these shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our ordinary shares, and we cannot assure you that we will file or maintain any such registration statement. If we do not file and maintain a registration statement and there is no exemption from registration, the depositary for our ADSs, may attempt to sell the preemptive rights and provide holders of our ADSs with their pro rata share of the net proceeds from any such sale. However, these preemptive rights may expire if the depositary does not sell them on a timely basis, and holders of ADSs will not receive any benefit from such preemptive rights. Even if a registration statement were effective, we may decide to not extend any preemptive or subscription rights to U.S. Persons (as defined in Regulation S under the Securities Act) that are holders of our ordinary shares and holders of ADSs. Furthermore, the equity interest of holders of shares or ADSs located in the United States may suffer dilution of their interest in us upon future capital increases.
We are entitled to amend and supplement the deposit agreement and to change the rights of ADS holders under the terms of such agreement, without the prior consent of the ADS holders.

We are entitled to amend and supplement the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any amendment that imposes or increases any fees, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including through SWIFT, telex or facsimile transmission), applicable delivery expenses or other such fees, charges or expenses), or that shall otherwise prejudice any substantial existing right of ADS' holders, shall become effective 30 days after notice of such amendment shall have been given to the ADS' holders. Any amendments required by new laws, rules o regulations adopted by governmental body or regulatory body, may become effective before a notice of such amendment or supplement is given to the holders of the ADS.
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
See ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.
The Pledge of a portion of our shares by the Controlling Shares may lead to market fluctuations and potential change of control
On June 4, 2020, Intercement Trading e Inversiones S.A. pledged all of its shares in Loma Negra (which represent 52.14% of our total capital stock) in favor of Planner Trustee DTVM Ltda., as collateral for debenture obligations of Intercement Participações S.A. and Intercement Brasil S.A. Should the pledge be executed by Planner Trustee DTVM Ltda. to satisfy the debt, it may result in a change of control of the company and it may lead to market fluctuations in the price of our shares. Such an event could potentially impact our stakeholder interests and future business prospects of our company.
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
We are required to disclose whether our disclosure controls and procedures are effective on an annual basis. These are controls and procedures designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is communicated to our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), as appropriate, to allow timely decisions regarding the required disclosure. Additionally, we are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act and the Public Company Accounting Oversight Board. We are also required to provide a management report on the effectiveness of our internal control over financial reporting.
The process of determining whether our existing disclosure controls and procedures are effective, and whether internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, has required and will continue to require the investment of substantial time and resources, including by our CEO and other members of our senior management. Such management time and resources, as well as our auditor fees, have increased in connection with this annual report due to the need to obtain the auditor attestation, and we expect them to continue to be significant in future years. Additionally, any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes.
For instance, we amended our annual report on Form 20-F for the fiscal year ended December 31, 2021 after the SEC determined that we had omitted mining operations disclosures that the SEC deemed to be required under Regulation S-K 1300. As a result, our management determined that our disclosure controls and procedures were not effective at the time. To address this, we implemented a series of actions in 2022 to fix these issues, which, according to our management, including the CEO and CFO, have been effectively remedied. The corrective actions included further training on Regulation S-K 1300 for our financial reporting and legal teams, better communication and collaboration between these teams and a 'qualified person' for preparing Regulation S-K 1300 disclosures, and devising a future compliance plan involving annual materiality assessments of mineral reserves and resources, along with a reporting schedule conforming to Regulation S-K 1300. However, rectifying the issues, responding to the SEC's feedback, and carrying out the remediation plan demanded substantial time and resources from our management, and the potential remains for future risks if we fail to maintain effective disclosure controls and procedures.
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

The global financial and credit markets are currently experiencing, and have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such volatility and uncertainty in global financial and credit markets have also generally led to an increase in the cost of funding for Argentine and international issuers and borrowers. The sudden collapse of Silicon Valley Bank in March 2023, which became the largest bank failure since the 2008 financial crisis, coupled with the closure of Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation and the liquidity crises experienced by First Republic Bank and Credit Suisse created bank-specific and broader financial institution liquidity risk and concerns. Uncertainty remains over liquidity concerns in the financial services industry and potential impacts on the broader global economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds, such parties’ ability to pay or perform their obligations to us or to enter into new commercial arrangements requiring additional payments to us or additional funding could be adversely affected. Moreover, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding could have a material adverse effect on us.
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
In 2005, we became part of the InterCement Group. Since then, we have invested in several projects, which have allowed us to increase production and be more efficient and competitive in a demanding market. In order to diversify our energy matrix, we invested in alternative fuels (petroleum coal-petcoke), which makes it possible to keep our kilns running throughout the year substituting, if necessary, natural gas.
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
B.Business Overview
We produce and distribute cement, masonry cement, aggregates, concrete and lime, which are products primarily used in private and public construction. We work with wholesale distributors, concrete producers and industrial customers, among others. We are a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. As of December 31, 2023, we held a market share of 44.2% in terms of sales volume in Argentina according to our management estimates.
Over our 98-year history we have built Argentina’s sole nationwide vertically integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2023, our annual installed clinker and cement production capacities amounted to 7.1 million tons and 12.1 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 146 years, based on the cement production levels of the last five years.
For the year ended December 31, 2023 and 2022, we had revenues of Ps. 422,161 million and Ps. 451,954 million, respectively, and net profit of Ps. 9,681 million and Ps. 5,627 million, respectively. For the year ended December 31, 2023 and 2022, we also had net profit margin amounted to 2.3% and 1.2%, respectively. Our net debt (borrowings offset against cash and banks, cash-equivalent and other short term investments) as of December 31, 2023 was Ps. 140,636 million and Ps. 49,388 million for December 31, 2022.
Our Products
We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. For 2023 and 2022, cement represented approximately 88% and 87% of our shipments respectively.
In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 60% of our sales in 2022 and 56% in 2023.
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
Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 44% of the aggregates consumed by Lomax in their concrete production operations, as of 2023.

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
The concrete production process is a question of minutes with a logistic cycle of 2.5 hours per trip. Cement mixed with water, fine aggregates, coarse aggregates and chemical admixtures enters the hydrate phase. After a short period, a chemical reaction hardens the concrete into a permanent form of artificial stone. Compressive strength, durability, setting times, ease of placing, and workability under various weather and construction conditions characterize this building material.
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
Capacity and Volumes
In 2022, our production volume reached 6.5 million tons of cement, masonry and lime, and in 2023, it reached 6.3 million tons. We had a cement installed capacity of 12.1 million tons, a concrete installed capacity of 1.3 million m3, an aggregated installed capacity of 2.2 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a 365-day production per annum based on international key performance indicators, or KPIs.
The following table sets forth certain data related to our operations for the periods indicated.

	As of and for the Year Ended December 31,
	2023	2022	2021
Operating data (million tons annually)(1)
Installed cement capacity
Total installed cement capacity	12.1	12.1	12.1
Installed clinker capacity
Total installed clinker capacity	7.1	7.1	7.1
Installed concrete capacity in Argentina (in m3)(2)	1.3	1.3	1.2
Installed aggregates capacity in Argentina	2.2	2.2	2.2
Installed lime capacity in Argentina	0.5	0.5	0.5
Production volume (millions of tons):
Cement, masonry and lime total	6.4	6.5	6.0
Clinker Total	4.3	4.3	4.1
________________
(1)Annual installed capacity is based on a 365-day production per annum based on international KPIs.

(2)Installed concrete capacity refers to concrete capacity based on plants dispatch capacity.

The table below sets forth the name, location and annual clinker and cement production at each of our seven cement plants during the year ended December 31, 2023:

Name	Location	Annual Production of Clinker	Annual Production of Cement, Masonry Cement and Lime
		(in millions of tons)
Barker	Benito Juárez	—	0.1
Catamarca	El Alto	0.9	1.2
L’Amalí / LomaSer	Olavarría/Vicente Casares	3.2	3.6
Olavarría	Olavarría		0.8
San Juan	San Juan	—	0.2
Zapala	Zapala	0.3	0.3
Ramallo	Ramallo	—	0.2
Total		4.3	6.4
The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2023	2022	2021
	(in millions of tons)
Argentina:
Barker	0.1	0.1	0.1
Catamarca	1.2	1.2	1.1
L’Amalí/ LomaSer	3.6	3.6	2.5
Olavarría	0.8	0.9	1.5
San Juan	0.2	0.2	0.2
Zapala	0.3	0.3	0.3
Ramallo	0.2	0.2	0.3
Total	6.4	6.5	6.0
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
Raw Materials
The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. These items, among others raw materials, collectively represented 18% in 2023, 15% in 2022 and 11% in 2021, of our total cost of sales. To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2023, all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

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
Our proven and probable reserve estimates are based on estimated recoverable tons and are prepared by our engineers and geologists (at least one of whom is a “qualified person” as defined in Regulation S-K Item 1300) and then analyzed and verified by other business units within the company. For the fiscal year ended December 31, 2021, we filed as Exhibit 96.1 to the annual report on Form 20-F, a copy of the technical report summary (TRS) prepared by a "qualified person" employed at the company that was required by Regulation S-K Item 1302. Such TRS identifies and summarizes in all material respects the information reviewed and conclusions of such qualified person specifically to the La Pampita y Entorno individual property disclosures in this section as of the dates stated in such technical report summary. For the fiscal year ended December 31, 2023, after careful review, we have determined that there have been no material changes to our reserves at the La Pampita y Entorno quarry that would necessitate an update to the TRS filed for the fiscal year ended December 31, 2021. Therefore, we have not engaged in the preparation of a new TRS for the current reporting period. The company's engineering and geological teams, along with our corporate oversight functions, ensure ongoing accuracy and relevance of our mineral reserve data. We will continue to monitor and will disclose any material changes to our reserves in accordance with SEC requirements and our commitment to transparency and shareholder communication.
In line with Regulation S-K 1300, we make no determination in this section as to the existence of mineral resources for any of our other mining properties, as it is not material to our business.

Summary Mining Operations Disclosure

Overview of Mining Properties and Operations
Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate five open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the quality of the limestone in the mines that meets the process requirements. We have total limestone reserves of approximately 1,074.7 million tons, which should be sufficient to supply us with approximately 146 years of cement production at our last five years rate of consumption.
Each of our plants possesses and is responsible for several active and inactive mining licenses. Active mining licenses are those for which we hold all necessary permits and rights to actively exploit the mineral resources. Each of our plants also holds inactive mining licenses on areas for which we do not have the operational license, since their exploitation is not currently necessary.

Our mining capital expenditures are focused on developing new quarries and sustaining investments, and are used mainly for mining equipment, crushing systems, safety equipment and environmental compliance.
The below table includes a complete list of our mining operations, including relevant information for each quarry. As noted below, all of our mining operations are in the production stage.

List of our Mining Operations by Region

Name of mining operation	Location of the mining operation	Type and amount of ownership interests	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Aggregate Production 2021	Aggregate Production 2022	Aggregate Production 2023
				(Has)						(in thousands of tons)
Doña Amalia	Catamarca	100	Loma Negra	298	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	1,353.2	1620.6	1621,0
Piedras Blancas (2)	San Juan	100	Loma Negra	117	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	21.6	14.4	0.1
El Salitral y Cerro Bayo	Zapala	100	Loma Negra	2,995	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	412.3	466.2	467.2
Barker	Barker	100	Loma Negra	269	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	331.6	331.9	314.4
La Pampita y Entorno	Olavarría	100	Loma Negra	1,850	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	5,674.4	5949.8	5.632
La Preferida	Buenos Aires	100	Loma Negra	94	Production	Yes	EIA (1) and others	Open Pit / Granite	Mining facilities	960.9	1310.7	1459.8
(1)    Environmental Impact Study (EIA). Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.
(2)    As to the date of this annual report, Piedras Blancas Quarry is closed and no further exploitation is expected.

The aggregate production of all limestone mining operations for each of the years ended December 31, 2023, 2022 and 2021 was 8,034.7 thousand tons, 8,382.9 thousand tons and 7,792.9 thousand tons, respectively, and the production of our granite operation for each of the years ended December 31, 2023, 2022 and 2021 was 1,459.8 thousand tons, 1,310.7 thousand tons and 960.9 thousand tons, respectively.
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

Summary of our Mineral Reserves as of December 31, 2023

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)

Limestone:
Doña Amalía	50.3	44.0	56.2	44.6	106.5	44.2
Piedras Blancas*	—	—	0.6	50.9	0.6	50.9
El Salitral y Cerro Bayo	30.6	44.1	48.4	43.7	79.0	43.8
Barker	43.8	46.4	27.0	46.1	70.8	46.2
La Pampita y Entorno** (Don Gabino – Los Abriles – SASII)	579.8	47.4	35.3	47.1	615.1	47.4
Cerro Soltero I	—	—	53.5	—	53.5	—
Cerro Soltero II	—	—	111.6	—	111.6	—
El Cerro	—	—	37.6	—	37.6	—
Granitic aggregates:
La Preferida	59.0	—	54.2	—	113.2	—

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
The mining operations are carried out on land owned by Loma Negra since 1980. Exploration activity began that same year and has since been conducted discontinuously to date. Exploitation of the La Pampita mining property began in 1999. The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are currently inactive and do not register any mining activities (i.e., they are entirely exploratory projects). In 2023, we did not conduct any exploration activity at the La Pampita y Entorno quarry.
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
Loma Negra’s personnel conducts its operations at La Pampita quarry with its own staff and contractors, including 18 employees and 122 outsourced staff from both contractors.
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
For example, municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated on a monthly basis. This amount represented 1.4% of sales in 2023 of cement, masonry cement and lime.
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
Our L’Amalí and Olavarría plants have been in operation for 23 and 98 years, respectively, and both use the limestone extracted from the La Pampita quarry in the manufacture of cement and lime.
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
La Pampita y Entorno Quarry
The La Pampita y Entorno quarry have been operating for 24 years. The material extracted from the quarry is exclusively used to supply our plants. The amount of limestone to be mined is planned annually as part of our overall mining plan.
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
The book value of L’Amalí and Olavarría cement plants and the La Pampita y Entorno quarry, taking into account all of the above factors, amounts to Ps. 361,120 million as of December 31, 2023.
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

Geological Model of La Pampita y Entorno Quarry
Reserves

The table below sets forth the categories and quality of the mineral reserves of the La Pampita y Entorno operations.

Summary of Mineral Reserves as of December 31, 2023

	Amount	Grades/ qualities	Grades/ qualities	Grades/ qualities	Grades/ qualities	Cut-off grades
	(Million Tons)	(% SiO)	(% Fe2O3)	(% Al2O3)	(% CaO)	STC
Proven mineral reserves.	579.8	11.3	1.6	0.9	47.4	139.1
Probable mineral reserves	35.3	11.7	1.7	0.9	47.1	133.5
Total mineral reserves	615.1	11.3	1.6	0.9	47.4	138.8
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
A life of mine of 119 years has been calculated for the quarry, based on the exploitation of the last five years. Considering the maximum capacity of the plants supplied by the quarry, the life of mine would be 62 years.
The following table includes a reconciliation of reserves at the end of the last two fiscal years.

Reserves for the Last Two Fiscal Years Expressed in Millions of Tons*

	Reserves as of December 31, 2022	Reserves as of December 31, 2023	Discrepancy
	(Million Tons)
Proven reserves	585.4	579.8	5.6 (1)
Probable reserves	35.3	35.3	0

* The per-ton price assumed for the Mineral Reserves estimation in the economic model is 93 US dollars per ton. All reserves are estimated at cement plant. The average price is 93 US dollars per ton of cement, average of a 62-year projection, at nominal values.

(1) The discrepancy of 5.6 million tons (1%) in the proven reserves corresponds to the lime consumption for the 2023 period.

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
Energy Sources
We maximize the efficiency and flexibility of our operations by employing several energy sources in our production processes that may be used interchangeably, depending on price levels and adequacy of supply, such as thermal energy and electrical power. In addition, due to the incorporation of the second line of the L'Amalí plant that increases our capacity, we believe that we can prioritize the operation of our kilns in periods where natural gas is widely available for industry consumption with lower prices, minimizing the impact of higher winter costs. With respect to electricity consumption, there has been an improvement due to the greater relative participation of the vertical cement mill on Line 2 of L'Amalí in our productive scheme. This mill has superior technology compared to a cement ball mill.

Energy is the largest single cost component in the production of cement and accounted for 24% of our total cost of sales in 2023 and 25% and 24% in 2022 and 2021, respectively.
Thermal Energy
Thermal energy is our most utilized source of energy for our operations having accounted for 16% in 2023 and 16% and 14% in 2022 and 2021, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of each energy source. This great versatility allows us to capture a very competitive price on the market.
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
To ensure the supply of gas, we entered into supply contracts, for different volumes and basins, with producers (including YPF, Total Austral, Tecpetrol and Pluspetrol), and marketers and distributors,such as Ecogas – Distribuidora de Gas del Centro S.A., Energy Traders, Gas Meridional, Trafigura, Metroenergía, Gas Patagonia and Camuzzi. All these contracts have expirations between April 2024 and 2027.
In 2021, a sharp increase in the price of natural gas (approximately + 40%) as a result of the implementation by the National Government of the Gas.Ar Plan, seeking to provide predictability of price and contractual term to producers, normalizing a gas market that in recent years presented severe distortions, and stopping in the short term the decline in gas production. In 2022, the price of our thermal energy inputs was affected by the extension of this governmental incentive program to natural gas producers and the ongoing Russia-Ukraine war that primarily impacted the price levels of alternative fuels such as LNG, gas oil, coke and fuel oil. In 2023, prices began to normalize, and the company was able to capture part of this decrease, which had a positive impact on our operating result.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. During 2021 and 2022, prices have been increasing due to the growth of economic activity and the global energy crisis, reaching levels prior to the COVID-19 pandemic, and reaching historical highs. In 2023, prices had significant drops although they are still above the price of natural gas. Nevertheless, the incidence of solid fuels in our costs has been decreasing, since we reached a thermal matrix where natural gas prevails as the main source of thermal energy.
Electrical Power
Electrical power is one of the main drivers of our cost structure and represented 8% in 2023 and 9% and 10% in 2022 and 2021, respectively, of our total cost of sales.
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

We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 45% of our current electrical power requirements. Additionally, in 2023 we covered 36% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27,191.
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
In order to reinforce our commitment to sustainability, two of our plants are prepared for co-processing. The products we co-process are mainly municipal solid waste, or MSW, refuse-derived fuel, or RDF and shredded solid waste, or SSW.
At the end of 2019, we obtained the authorization to co-process the rejection of the urban waste, leading in Argentina the use of this waste stream in the co-processing. During 2020, we developed the use of new alternative fuel streams. In Buenos Aires, we are making progress with the co-processing of scrap tires, actively promoting the use of this type of waste in cement kilns.
Sales, Marketing and Customers
We are supported by a commercial, sales and marketing team of more than 64 people focused on attending our customers’ needs. This team includes the technical center Loma Negra, focused on quality control, research and development of new products and technical support for clients. We serve more than 1,000 clients in Argentina through our dedicated sales teams. In the Greater Buenos Aires and the City of Buenos Aires area, our sales team is organized by customer category, namely distributors, concrete companies, industrial and construction companies, and public sector entities. Outside the Greater Buenos Aires and the City of Buenos Aires area, sales teams are organized by geographical region.
We have long-term relationships with many of our customers, with approximately 51% of our customer base (representing over 75% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 5% of our total net sales, while our top 20 clients represented approximately 37% of total cement volume sold during 2023. We have also built a diversified customer base by sectors.

Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2023, 59% of our total cement sales were made directly to our wholesale distributors, 28% to concrete producers, 7% to industrial customers and 6% to construction companies and others.
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
Distribution
We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support
We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern, Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 45% of our total volume sold in 2023.
Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2022, which is the latest annualized information available at the date of this annual report.

Sales of Cement in Argentina

    The table below sets forth the aggregate sales of cement in Argentina during the year ended December 31, 2022:

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	46	46
Center	22	68
Northwest	13	81
Northeast	8	89
Cuyo	7	96
Patagonia	4	100
________________
Source: AFCP. Since December 31, 2021, AFCP does not publish sales information per region on a monthly basis. Additionally, as of the date of this annual report, AFCP had not published sales information for the year ended December 31, 2023.
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
Ferrosur Roca S.A.
Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer production and distribution center. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2023, Ferrosur Roca had 1,077 employees.
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
We understand that, at the end of its concession, we will continue to provide the cargo transport rail services currently providing but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. We have reassessed all accounting estimates associated with the end of the current concession. No significant impact is expected to date. We will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate. See more information related to this issue in Note 38 to the consolidated financial statements as of December 31, 2023.
See risk factor “Item 3.D—Risk Factors—The early termination of our railway concession may have a material adverse effect on our business” for more detailed information.
Recycomb S.A.U.
We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. This facility, which is located in the southern part of the Greater Buenos Aires area, is connected to Ferrosur Roca’s freight railway. As of December 31, 2023, Recycomb had 34 employees.
Information Technology
We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our data collection processes and software allow us to accurately monitor the processes at our various facilities, ensuring consistency and enabling us to adjust quickly in the event of any variations. Furthermore, our enterprise resources planning software and services allows us to develop production, sourcing and pricing models based on anticipated consumer demand.

In addition, we have license agreements involving intellectual property rights with several companies, such as Oracle, Microsoft, SAP, Adobe, Novell and Crowdstrike.
Insurance
We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina, respectively. We maintain insurance policies with reputable international insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2023, the aggregate value at risk of our plants was approximately US$ 1,528,960,000. These policies have a deductible of EUR 700,000 per claim. For loss of profit derived from material damages the coverage is 30 days.
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
These principles prompted us to prepare our third edition of the Sustainability Report, thus confirming our commitment to communicate transparently and annually the impacts of our Company on the economy, the environment and people, including human rights. This report is available on our website.
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
The optimization of thermal and electrical energy is a priority objective for our operating system. To do this, we have a specific area, within the scope of the Supply Chain and Alternative Fuels management, which is in charge of both the management of contracts with suppliers and the distribution of consumption by plant, prioritizing the most efficient units in our productive scheme. We also moved forward with the implementation of actions of the Performance Industrial Program.

Furthermore, we opt for the use of renewable energies as an alternative to traditional energies from fossil fuels; and we promote co-processing through the use of alternative fuels, a practice that is part of our sustainable business strategy embodied in our 2030 Climate Roadmap that was done during 2023 through the creating of inter-area and interdisciplinary teams with the purpose of continuing working on a portfolio of ideas, solutions and investments required to achieve the reduction goal set for 2030.

Notably, compared to 2022, we have reduced electrical energy consumption by 4.7% and thermal energy consumption by 0.7%. Additionally, 2.2% of the energy used in our kilns is now sourced from alternative fuels, replacing traditional fossil fuels. This shift, along with increased gas usage , has enabled savings equivalent to 4,221 tons of pet coke, a fuel fossil that has a high impact on the generation of C02.
The Loma Negra Foundation embraces the significant challenge of integrating community engagement with our business strategy. We strive to ensure the sustainability of the entire ecosystem through trust based alliances that positively impact the communities where we operate and enhance the well-being of our employees. We implement a model of active participation and joint action between the public and private sectors and social organizations. In addition, we promote the generation and strengthening of the installed capacities of the actors present in the communities (base development), promoting co-responsibility in the execution of initiatives. This collaborative framework promotes consensus building, prioritized action planning, and shared management with social entities, government agencies, academia, and businesses, each contributing their unique strengths and capabilities. Aligned with our Corporate Social Responsibility guidelines, the Private Social Investment model allows us to sustain the long-term development of programs in various communities in the country, based on different platforms for engagement and support.
In line with the United Nations Sustainable Development Goals (SDGs), our programs directly address issues that impact the target communities.
1.Bridge Program: Our purpose is to increase considerably the number of young people and adults with the necessary skills, particularly technical and professional, to access employment and decent work. We contemplate two lines of action to achieve this: job skills and educational improvement.
2.Commitment Program: We promote the constitution of transforming alliances in the public, private and civil society spheres, actively involving our collaborators in the advocacy communities. We develop volunteer projects and initiatives for the development of social capital based on the institutional strengthening of grassroots organizations.
3.Roots Program: We seek to contribute with policies aimed at the development of productive activities, decent job creation, entrepreneurship, creativity and innovation. We also encourage the formalization and growth of micro-enterprises through access to financial services, as well as the generation of inclusive businesses.

4.Transform Program: With a focus on habitat, we seek to mobilize the investment capacity of large companies in lucrative businesses, articulating alliances with NGOs and communities, with the aim of building innovative approaches aimed at creating opportunities for the base of the pyramid, offering innovative solutions to social, environmental and economic problems.
The company's Sustainability Report for the year 2023 is available on our website at https://www.lomanegra.com/en/sustainability/ . The contents of the company's website, including the Sustainability Report, are not part of or otherwise incorporated by reference into this annual report.
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
The chart below sets forth the estimated cement market share in Argentina during 2023 for our company, Cementos Avellaneda, Holcim Argentina and Petroquímica Comodoro Rivadavia.
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
In December 2021 we inaugurated the second line of L’Amalí plant, which allows us to increase our capacity by 40%, adding approximately 2.7 million tons annually, and transforming L’Amalí in one of the biggest cement plants of South America.
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
Regarding legal requirements, we have a system for identifying, updating and evaluating environmental requirements, which is managed through an online system in all our plants and business units. In addition, we have a registration and monitoring system for environmental inspections, notifications and presentations, where the requirements of the enforcement authorities in environmental matters are managed, including possible fines and sanctions, and where the presentations made by the company are also recorded, accrediting due compliance. In 2022 and 2023, no significant monetary or non-monetary fines or sanctions were recorded for non-compliance with environmental laws or regulations.
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

C.Organizational Structure
The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

47,40%
InterCement Trading e Inversiones Argentina S.L.
Free Float
Minority Shareholders
52,14%
0,46%
LOMA NEGRA
100%
80%
RECYCOMB S.A.U.
RECICLADO DE RESIDUOS COMBUSTIBLES
FERROSUR ROCA

________________
(1)Loma Negra has an indirect ownership in Ferrosur Roca S.A. through Cofesur SAU, in which we have a direct 100% equity ownership interest. Cofesur SAU has a direct 80% equity ownership interest in Ferrosur Roca S.A.
D.Property, Plants and Equipment
Our Production Facilities
As of December 31, 2023, we owned seven cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí / LomaSer, Olavarría, Ramallo, San Juan, and Zapala, fourteen concrete plants operating under the Lomax brand and one granitic aggregates plant.

The following table sets forth information regarding our production facilities, as of December 31, 2023:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North-east:
Resistencia	Warehouse	Resistencia	2013
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001/2021
LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Paraná	Warehouse	Paraná
Patagonia:
Zapala	Cement	Zapala	1970
Cuyo:
San Juan	Cement	San Juan	1963
Mendoza	Warehouse	Palmira	2020
North-west:
Catamarca	Cement	El Alto	1980
Salta	Warehouse	Salta	2020
Concrete plants under the Lomax brand:
Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Vicente Casares	Concrete	Greater Buenos Aires area	2018
Escobar	Concrete	Greater Buenos Aires area	2020
Gonzalez Chavez	Concrete	Buenos Aires Province	2022
Gonzalez Catan	Concrete	Greater Buenos Aires area	2022
Berazategui	Concrete	Greater Buenos Aires area	2023
Fatima	Concrete	Greater Buenos Aires area	2023
Olavarría	Concrete	Buenos Aires Province	2023
Tandil	Concrete	Buenos Aires Province	2023
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

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
LomaSer receives base cement filler and slag from the L’Amalí, Barker and Ramallo plants, respectively. These materials are stored in a multi-cell silo, which has a total capacity of 28,000 tons Additionally, 8,000 tons of bagged cement can be stored. The silo feeds a mixer, which has an annual installed cement production capacity of approximately 2.2 million tons. The map below presents the location and connections among our facilities with LomaSer in the Greater Buenos Aires area, as well as the Ferrosur Roca freight railway network, which we use to ship our products and raw materials, as it is connected directly to six of our plants.
(1)Railway segment we actively use.

LomaSer has a flexible production facility that allows production to be switched rapidly between one type of cement to another. The ability to customize the blending according to each additions’ characteristic enables us to produce superior quality cement while optimizing the maximization of additions.
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

We sell granitic aggregates through La Preferida de Olavarría, which is responsible for approximately 44% of the aggregates consumed by Lomax in their concrete production operations.
Investments
With the completion of the second line of the L’Amalí plant in December 2021, L’Amalí has become the largest cement plant in Argentina and one of the largest in Latin America, based on annual installed cement production capacity. With the finalization of this expansion project, capital expenditures decreased significantly.
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
During 2023, according to the INDEC, the Argentine economy decreased 1.6%, after two years of recovery, increasing 5.0% and 10.7% in 2022 and 2021 respectively, after the sharp decline in 2020 due to the Covid pandemic.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2023	2022	2021
GDP (billions of Ps.)	714.6	725.8	689.2
Real GDP growth	(1.6)%	5.0%	10.7%
GDP per capita (in thousands of U.S. dollars)	12.0	13.7	10.6
Private consumption growth	1.1%	9.7%	10.0%
Average Ps./U.S. dollar exchange rate(1)	295.2	130.8	95.2
CPI inflation	211.4%	94.8%	50.9%
Private sector salary growth	165.8%	93.8%	55.3%
Unemployment rate(2)	6.1%	6.8%	8.8%
________________
Sources: BCRA, INDEC and our company.
(1)The average rate is calculated by using the average of the BCRA’s reported exchange rates on a daily basis.
(2)As a percentage of Argentina’s economically active population. Quarterly average.

Inflation
Our audited consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the IAS 29. See “Presentation of Financial and Other Information”.
Our audited consolidated financial statements as of and for the year ended December 31, 2023, including the figures corresponding to the previous fiscal year have been restated to consider changes in the general purchasing power of our functional currency (the peso) in accordance with the provisions in IAS 29 and the CNV’s General Resolution No. 777/2018. As a result, our financial statements are stated in the unit of currency that was current at the end of the fiscal year that is being reported.
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
The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2023, 2022, 2021, 2020 and 2019 has been 211.4%, 94.8%, 50.9%, 36.1% and 53.8%, respectively. See “Note 2.2 of our audited consolidated statements”.
Foreign Currency Exchange Rate
Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any depreciation of the peso against the U.S. dollar, from time to time we may enter into derivative contracts. Because we borrow in U.S. dollars in international or local markets to fund our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates.
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2023, our consolidated foreign currency-denominated borrowings was Ps. 111,359 million, denominated in U.S. dollars.
As of December 31, 2023 we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2023, our foreign currency net liability position as of December 31, 2023 would have increased by approximately Ps. 28,616 million.

Due to the foreign exchange crisis after the primary elections in August 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls, for more information about said restrictions see “Item 10. Additional Information- D. Exchange Controls”. Considering the mentioned restrictions based on the current exchange regulations applicable in Argentina, we constantly monitor the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when we unconditionally commit to or irreversibly executes such settlement. As of December 31, 2023, the use of financial instruments to settle the above transactions would result in an impact of approximately 21% as mentioned in note 32 to the consolidated financial statements as of such date.

As of December 31, 2021, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 102.7500 per US$1.00, a devaluation of approximately 22.1% as compared to the official exchange rate of Ps. 84.1450 per US$1.00 as of December 31, 2020. As of December 31, 2022, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 177.1283 per US$1.00, a devaluation of approximately 72.4% as compared to the official exchange rate of Ps. 102.7500 per US$1.00 as of December 31, 2021. As of December 31, 2023, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 808.4833 per US$1.00, a devaluation of approximately 356.44% as compared to the official exchange rate of 177.1283 per US$1.00 as of December 31, 2022. In the first three months of 2024, the peso depreciated approximately 6.1% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
2023	808.4833	178.1417	295.2123	808.4833
2024
January 2024	826.2500	810.6500	818.3455	826.2500
February 2024	842.2500	826.8500	834.9140	842.2500
March 2024	857.4167	842.7500	850.3377	857.4167
April 26 2024	874.7500	861.2500	868.1111	874.7500
________________
(1)Reference exchange rate published by the Argentine Central Bank.
(2)Based on daily averages.
Net Capital Expenditures and Other Investments

In July 2017, we entered into an agreement with the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma for the construction of the second line at our L’Amalí plant. We finalized the project in December 2021, adding approximately 2.7 million tons to our annual installed cement capacity.
On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps. 36,053 million during the year ended December 31, 2023 and Ps. 31,774 million and Ps. 42,996 million during the years ended December 31, 2022 and 2021, respectively.

Our Cost Structure
The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2023, the percentage of co-processing used in our production process reached 2.2%.
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
Thermal energy is our most utilized source of energy for our operations, representing 16% in the year ended December 31, 2023 and 16% and 14% in the years ended December 31, 2022 and 2021, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, fuel oil, mineral coal and petcoke. Natural gas is the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “ —Supply Contracts”.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. During 2021 and 2022, prices have been increasing due to the growth of economic activity and the global energy crisis, not only surpassing levels prior to the pandemic, but reaching historical highs. In 2023, prices significantly dropped although they were still above the price of gas.
Electrical power. Electrical power is one of the main drivers of our cost structure and represented 8%, 9% and 10% in the years ended December 31, 2023, 2022, and 2021, respectively, of our total cost of sales.
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
In Argentina, approximately 60% of the current energy demand that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. During 2023, our matrix was 36% renewable, 47% supplied with private contracts and only 17% was transacted as Base energy acquired from CAMMESA.
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

Co-Processing. During 2023 we continued with our co-processing efforts, although the high volume of clinker production and the lack of volume of liquid waste with adequate caloric value prevented us from increasing the percentages of thermal replacement with respect to previous years. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. Co-processing represented 2.2% in the year ended December 31, 2023 and 2.1% and 3.1% in the years ended December 31, 2022 and 2021, respectively, of our total thermal energy consumption.
For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources”.
Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2023 preservation and maintenance costs represented 9% and in the years ended December 31, 2022 and 2021, represented 9% and 9%, respectively, of our total cost of sales.
Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2023 freight represented 11% and in the years ended December 31, 2022 and 2021, freight represented 11% and 10%, respectively, of our total cost of sales.
Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2023 salaries, wages and social security charges represented 15% and in the years ended December 31, 2022 and 2021, salaries, wages and social security charges represented 15% and 16%, respectively, of our total cost of sales.
Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2023 raw materials represented 18% and in the years ended December 31, 2022 and 2021, raw materials represented 15% and 11%, respectively, of our total cost of sales.
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
For example, Municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated in a monthly basis. This amount represented 1.35% of sales in 2023 of cement, masonry cement and lime.
•Tax on Bank Accounts Debits and Credits. The general rate of the tax on bank accounts debits and credits is 0.6% for each debit and each credit, while an increased rate of 1.2% applies in cases in which there has been a substitution for the use of a bank account. Taxpayers (whether at 0.6% or 1.2% rate) may compute 33% of the amounts paid under this tax as a payment on account of the income tax. Law 27,264, in force since August 2016, establishes that micro and small sized companies may apply 100% of this tax as an advance payment of income tax, medium industrial sized may apply 50% of this tax as an advance payment of income tax. Moreover, Law 27,432 establishes that the Executive Branch may increase up to 20% per year the percentage of the payments of this tax that can be computed for as payment on account of Argentine income tax. The government has not exercised this faculty since 2018 and currently it is uncertain if an increase of the computable amounts will take place in the medium term.
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
•Personal Assets Tax. An annual net wealth tax applies on the net equity where the shareholder is a nonresident or a resident individual at a rate of 0.50%. We have the right to request reimbursement from the shareholder. The taxable base of the personal assets tax is the book value of the shares as stated in the last financial statements issued on December 31 on the relevant tax period.
We are also subject to certain other non-material duties and taxes.
Effect of Indebtedness Level and Interest Rates
As of December 31, 2023, our total outstanding borrowings on a consolidated basis were Ps. 147,370 million. The level of our indebtedness results in financial results that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 of our audited consolidated financial statements. During 2023, we recorded financial expenses of Ps. 73,323 million, which included Ps. 61,853 million in interest expense related to our loans and financings.
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
Financial Presentation and Accounting Practices
Presentation of Financial Statements
We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2023. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.
Our audited consolidated financial statements have been prepared on a historical cost basis, which has been restated in end-of-period currency in the case of non-monetary items.
Upon estimating the fair value of an asset or a liability, we take into consideration the characteristics of the asset or the liability when market participants do take these features into consideration when valuing the asset or the liability at the date of measurement. Fair value for purposes of measurement and/or disclosure in our financial statements is determined on that basis, except for the transactions consisting in share-based payments that are within the scope of IFRS 2, lease transactions within the scope of IFRS 16 and the measurements that have certain points in common with fair value but are not fair value such as net realizable value in IAS 2 or value in use in IAS 36.
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
The description of the estimates and significant accounting judgments made by our board of directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in “Note 4 of our audited consolidated statements for the year ended December 31, 2023 and 2022”.
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

•IAS 1 Classification of Liabilities as Current or Non-Current
In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendments shall be effective for fiscal years beginning on or after January 1, 2024 and shall be applied retroactively. These amendments are not expected to have an impact on our consolidated financial statements.

•Lease Liability in a Sale and Leaseback – Amendments to IFRS 16
The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
The amendments are effective for fiscal years beginning as from January 1st, 2024. The amendments are not expected to have an impact on our consolidated financial statements.
•Disclosures: Supplier Finance Arrangements -Amendments to IAS 7 and IFRS 7
In May 2023, the Board issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments clarify the characteristics of supplier finance arrangements. In these arrangements, one or more finance providers pay amounts an entity owes to its suppliers. The entity agrees to settle those amounts with the finance providers according to the terms and conditions of the arrangements, either at the same date or at a later date than that on which the finance providers pay the entity’s suppliers.
The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period.
Considering our business practice in recent years, no impacts are expected in relation to this modification. This modification is effective for financial statement presentation periods beginning on or after January 1, 2024.
•Lack of exchangeability – Amendments to IAS 21
In August 2023, the Board issued Lack of Exchangeability (Amendments to IAS 21). The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments refer to:
–A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations; a currency is not interchangeable with another currency if an entity can only obtain an insignificant amount of the other currency.
–If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.
–When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments will be effective for annual reporting periods beginning on or after January 1st, 2025. Early adoption is permitted but will need to be disclosed.
•Enhancement and standardization of climate-related disclosures for investors

On March 6 2024, the SEC issued the final rule on the enhancement and standardization of climate-related disclosures for investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. On April 4, 2024, the SEC voluntarily stayed its climate-related disclosure rules pending completion of the Eighth Circuit Court of Appeal’s review of the rules. According to its order, the SEC will “continue vigorously defending” the rules in court, but issued the stay in part to avoid potential regulatory uncertainty if registrants were to become subject to the rules’ requirements during the pendency of the challenges to their validity. We continue to monitor the outcome of the proceeding and if the new regulation comes into effect we will assess the impact of this rule that may imply the need of additional disclosure.
•IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 was issued on 9 April 2024 and becomes effective for reporting periods beginning on or after 1 January 2027. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards.
Adoption of new standards and interpretation
We have adopted all the improvements and new standards and interpretations issued by IASB that are relevant to our operations and that are effective for the financial year ended December 31, 2023. As from January 1, 2023, we began to apply the following standards:

•Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments require entities to disclose their “material accounting policy information”, instead of “significant accounting policies”.The amendments provide guidance and examples to help entities to identify when an accounting policy is material. We made the modifications required by the standard, which did not have a material impact on the disclosures of our accounting policies, and did not affect the measurement, recognition or presentation criteria in our financial statements.

•IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

The amendments clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments clarify that a change in the accounting estimate resulting from new information or new developments is not the correction of an error. The amendments had no impact on our consolidated financial statements.

•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences at that moment. The amendments had no impact on our consolidated financial statements.

•International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules (inclusive framework about anti base erosion and profit shifting) and include:

(a) A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
(b) Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception (the use of which is required to be disclosed) applies immediately.

Although the BEPS rules are global, the rules would be implemented through legislation enacted in jurisdictions that adopt them. The BEPS rules have not been enacted or substantially enacted in jurisdictions in which we operate and/or in those jurisdictions in which its controlling entities operate.

We continue monitoring the legislation, including the effective date, any transitional exemption, if applicable, and any other important requirements. We will continue the evaluation of the potential exposure to Pillar Two income taxes and its implementation based on the most recent information available at all times, although it understands that it will not have effects on its financial statements on the basis that the rate of income tax that is applicable is higher than the minimum rate of 15% considered by the BEPS rules.

The above mentioned amendments did not have an impact on our consolidated financial statements.
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
We are engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates, we operate the Ferrosur Roca concession with approximately 3,100 km of railroads to provide transportation services linking five of our production facilities (Ramallo, Olavarría, Barker, Zapala and L’Amalí) with the LomaSer distribution center. We are also engaged in the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements with commercial substance (in general, they are not written) where we may identify the right of each one of the parties and the payment terms.
Sale of goods
Revenues from sales of goods are recognized when control over goods is transferred to the customer for an amount that reflects the consideration that we expect to be entitled to in exchange for such assets. The customer obtains control of the goods when significant risks and rewards of the products sold are transferred in accordance with the specific delivery terms agreed with the customer. Revenues from the sale of goods are measured at fair value of the consideration received or to be collected, net of commercial discounts. No financing components are considered in the transaction since credit terms vary greatly between 20 and 35 days, depending on the specific terms agreed upon, which is consistent with market practices.
Some agreements with customers offer commercial discounts or volume-based discounts. If revenues cannot be reliably measured, we defer revenue recognition until the uncertainty is resolved. However, due to the fact that performance obligations relate mainly to the delivery of the acquired goods, and that both the price and any discount granted are specifically agreed between the parties, there are in practice no uncertainties associated with revenue recognition from sales of goods. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and is measured using the expected value or the most likely amount method, whichever allows to make a better prediction of the amount based on the terms and conditions of the agreement.
The products sold by us in general are not returned by customers once they have approved their quality, which occurs at the time of reception.
Services rendered
We provide transportation services along with the sale of cement, concrete, limestone, and aggregates. Revenues from transportation services are recognized at the time services are provided, which is usually when revenues from the sale of the transported good are recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.
Revenues from freight railway services and waste recycling services are recognized at the time such services are rendered.
Leases
Group as Lessee:
The accounting model for the recognition and measurement of all leases is as follows:
Right of use assets
We recognize a right of use asset at the beginning of each lease (the date on which the underlying asset is available for use). Right of use assets are measured at cost, net of accumulated depreciation and impairment losses, and adjusted to reflect any remeasurement of liabilities and to recognize changes in the purchasing power of currency. The cost of the right of use assets includes the amount of the recognized lease liabilities, initial direct costs incurred, and lease payments made at or before the lease start date, less any incentives received. Unless we are certain that it will acquire the asset at the end of the lease, right of use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term (calculated based on the term of the relevant agreements, including renewal provisions in the event that they are highly likely to continue). The right of use assets are subject to impairment.

We apply the short-term lease recognition exception (i.e., those leases that have a lease term of 12 months or less from the inception date and do not contain a purchase option). We also apply the recognition exception to leases that are considered to be of low value. Payments under these leases are recognized as expense on a straight-line basis over the lease term.

Lease liabilities
Lease liabilities are measured at the present value of future lease payments to be made throughout the lease term, for which market rates have been used according to the nature and term of each agreement. Lease payments include fixed payments, less any lease incentives to be received, variable payments depending on an index or rate and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of any purchase option of the leased underlying asset, and any penalties for terminating the lease, provided that it is reasonably likely that we will exercise such options. Variable payments that do not depend on an index or rate are recognized in profit or loss for the year of occurrence of the condition to which they are subject.
The unwinding of the discount recognized for each lease is accounted by us in the comprehensive income of each year.
Group as Lessor:
The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which we do not transfer substantially all the risks and rewards inherent in the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.
Foreign currency and functional currency
For purposes of the consolidated financial statements, the income/ (loss) and the financial condition of each company are stated in pesos, considered to be functional currency (the currency of the primary economic environment in which an entity operates) for all group companies and this is also the currency of presentation of the consolidated financial statements.
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
All the other borrowing costs are recognized in profit or loss when incurred, net of the effect of the inflation on the liabilities that generated them. We have not capitalized interest or exchange differences in the fiscal years ended December 31, 2023 and 2022.

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
Deferred tax
Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all future taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that we are likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit.
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
Current and deferred taxes
Current and deferred taxes are recognized in the statement of profit and loss and other comprehensive income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively. When current tax or deferred taxes arise from a business combination, the tax effect is included in the accounting for the business combination.
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
Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods and services, or for administrative purposes, are recorded at their cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, less accumulated depreciation and impairment loss.
The cost includes the stripping and initial preparation of the open pit quarries, as mentioned in Note 3.18 to our consolidated financial statements, and the counterpart for the environmental restoration and/or dismantling obligations recognized, as indicated in Note 3.12 to our consolidated financial statements. It also includes borrowing costs for long-term construction projects if the recognition criteria are met.
When significant parts of plant and equipment are required to be replaced at intervals, we depreciate them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.
The lands owned by Loma Negra are not subject to depreciation.

Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2 to our consolidated financial statements, less any recognized impairment loss.

Depreciation of Property, Plant and Equipment commences when such assets are ready for their intended use.

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
We assess the recoverability of the value of its property, plant and equipment items whenever any indication of impairment is identified. The assessments are carried out considering the cash-generating units established by us.
Impairment of tangible and intangible assets
At the end of each period, we review if any indication that tangible and intangible assets might be impaired.
In case of impairment indicators are observed, we calculate the recoverable amount per cash-generating unit. The recoverable amount of an asset is the higher of the fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments as of year-end with respect to the time value of money considering the risks that are specific to the asset.

If the recoverable value of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying value of the asset (or cash-generating unit) is reduced to its recoverable value. Impairment losses are immediately recognized in profit or loss.
When a recognized impairment loss is subsequently reversed, the book value of the asset is increased up to the new recoverable amount but the reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset or CGU in prior years. Impairment loss reversals are immediately recognized in profit loss. Impairment losses related to goodwill are not reversed in future periods.
Inventories
Inventories are stated at the lower of cost restated in constant currency at the end of period and net realizable value. Costs incurred in bringing products to their present condition are accounted for as follows:
•Raw materials and spare parts: at acquisition cost according to the weighted average price method.
•Finished goods and work in progress: at acquisition cost of raw materials and labor, plus a proportion of manufacturing overheads based on normal operating capacity.
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
Environmental restoration and asset decommissioning obligations
Under legal provisions and best practices, and the environmental commitments assumed by the company, land used by the Group for mining and quarrying is subject to environmental restoration, and the fixed assets used in production will be removed at the end of operations.
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
The liability recorded is increased due to the unwinding of the discount and this change is charged to net profit or loss. In estimating the expected cost, we take into account changes in environmental legislation and regulations, if any, that may impact the process and restoration and dismantling costs. The environmental restoration and asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation other than the unwinding of discount will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. We discount the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.
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

In the normal course of its business, we select tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group has not recorded a provision as it is has not been required under IFRS.

The Group makes judgments and estimates to assess whether it is necessary to record costs and make provisions for environmental cleanup remediation and asset retirement obligations based on the current information related to expected remediation costs and plans. In the case of environmental provisions, costs may differ from estimates due to changes in laws and regulations, discovery and analysis of local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded our financial statements.
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
We have not designated any financial asset at fair value using this option. As of December 31, 2023, our financial assets at amortized cost comprise certain cash and cash equivalent elements, accounts receivable, trade and other receivables.
Financial assets at fair value through profit or loss
If one of the criteria mentioned above were not satisfied, the financial asset is classified as an asset measured at “fair value through profit or loss”.
At the date of our consolidated financial statement contained herein our financial assets at fair value through profit or loss include mutual funds classified as current investments.
Recognition and measurement
Acquisitions and disposals of financial assets are recognized on the date on which our promises to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from such instruments and the risks and benefits related to their ownership have been terminated or assigned.
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
In general, we use the transaction price to determine the fair value of a financial instrument at initial recognition. In all other cases, we only records a gain or loss at initial recognition if the fair value of the instrument is evidenced by other comparable and observable market transactions for the same instrument or is based on a valuation technique incorporating only observable market data. Any gains or losses not recognized at initial recognition of a financial asset are subsequently recognized only to the extent that they arise from a change in factors (including time) that market participants would consider in establishing the price.
The results of debt instruments that are measured at amortized cost and are not designated in a hedging relationship are recognized in the profit or loss and other comprehensive income statement using the effective interest rate method. The Group reclassifies between categories all investments in debt instruments only when there is a change in the business model used to manage such assets.

Financial asset impairment
At the end of each period, we assess if there is objective evidence of impairment of a financial asset or group of financial assets measured at amortized cost. Impairment is recorded only if there is objective evidence of the impairment as a consequence of one or more events occurred after the initial recognition of the asset and said impairment may be reliably measured.
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

Derecognition of a financial asset

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:
•The rights to receive cash flows from the asset have expired, or
•We transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities and equity instruments
Classification as debt or equity
Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual agreement and the definitions of financial liabilities and equity instruments.
Equity instruments
An equity instrument consists in a contract evidencing a residual ownership interest over an entity’s net assets after deducting all its liabilities. Equity instruments issued by us are recognized at the amount of proceeds received, net of direct issuance costs.
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
Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising from the remeasurement being recognized in profit or loss. The net gain or loss recognized in profit or loss includes any interest paid on the financial liability and is included in other financial results. Fair value is determined as described in Note 32 of our consolidated financial statements.
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
We have no financial liabilities measured at fair value to be presented in the statement of financial position.
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
Liabilities recognized with respect to other long-term employee benefits (severance payment plans resulting from specific plans for employees leaving the Group and receiving a compensation payable in installments) are measured at the present value of estimated future cash outflows expected to be paid.
On January 24, 2018, our board of directors approved the implementation of an incentive program calculated on the basis of our ADS (the “Program”). See “Item 6.B Directors, Senior Management and Employees – Compensation – Long-Term Incentive Program”. The purpose of this Program is to attract and retain certain high-ranking employees who satisfy certain eligibility criteria, with the goal of aligning their long-term interests with those of the company and its shareholders.
Under this program, a liability was recorded to reflect the fair value of the obligations resulting from the incentive plan as they are settled in cash. Such fair value is determined at the beginning and at the end of the fiscal year through the plan settlement date. To calculate the fair value, the Group uses the Black-Scholes valuation method. Changes in the fair value is recorded as an expense during the vesting period and any changes in the fair value are recognized in salaries, wages and social security contributions within the statement of profit or loss and other comprehensive income and the related liability is recognized in non-current Salaries and social security payables within the statement of financial position. See Note 19 of our consolidated financial statements.
During the fiscal year 2021, the board of directors, through its meeting held on February 12, 2021, implemented two new employee incentive programs with the same objective. These programs replaced the program previously approved by the board of directors at its meeting of January 24, 2018, notwithstanding the fact that the annual awards that have already been granted as part of the original program will remain in force.
The programs approved in 2021 consist in delivering, to certain employees, shares of the company’s common stock listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs, being one of the programs subject to total shareholder return (Total Shareholder Return or “TSR”), and the other to the permanence of the selected employees with the Group. In other words, the effective delivery of the shares will depend on the degree of performance of the return as defined in each of the annual plans that will be issued as part of the program, and on the permanence of the employee with the Group.
On December 19, 2023, December 21, 2022, and December 21, 2021 the company’s Board of Directors approved the issuance of the new plans within the framework of the programs implemented in 2021.

The cost of the new share-based payment plans to be settled with equity instruments was initially measured at fair value at the date of grant, determined using a valuation model appropriate to the circumstances. The cost of this type of plan, along with the related changes, is recognized in “Share-based payment plans” in shareholders’ equity over the period in which the performance and/or service conditions are met, with contra to “Salaries, wages and social security contributions”. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that will ultimately remain as vested benefit for the employees. During the years ended December 31, 2023 and 2022, 17,473 and 10,069 ADRs, respectively, were distributed under the above incentive program.
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

The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 38 to the consolidated financial statements. On December 22, 2022, the Ministry of Transport provisionally granted an extension for an additional term of 18 months as from the expiration date of the concession. Therefore, the concession of Ferrosur Roca S.A. will end in September 2024.

The Group has evaluated potential business scenarios based on its intention to continue delivering services as a rail network operator and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. The evaluations carried out by us are detailed in Note 38 to the consolidated financial statements.

Management’s accounting estimates and judgments on environmental matters

The Group is constantly working on a responsible and sustainable business strategy, committed to improving environmental performance on an ongoing basis, minimizing environmental impact caused by its operations, and providing maximum value for society.

To this end, we have set various environmental sustainability goals within the medium term (year 2030) and long term (year 2050), in alignment with the 2030 Agenda Sustainable Development Goals (“SDG”) promoted by the United Nations.

The main committed goals are related to maximizing energy efficiency and renewable energy, reducing gas emissions and improving air quality, reducing the carbon footprint, maximizing water management, streamlining waste management by promoting circular economy, and improving efficiency in the use of materials.

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

Cost of Sales
Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023	2022	2021
	(in percentages)
Thermal energy	16.0	15.9	13.7
Salaries, wages and social security charges	15.3	14.9	15.8
Freight and tools	10.5	10.7	10.3
Depreciation	10.1	12.3	11.8
Preservation and maintenance costs	9.1	8.5	9.3
Contractors	7.9	6.9	7.4
Electrical power	7.7	8.7	9.8
Packaging	3.3	3.5	4.1
Taxes, contributions and commissions	1.7	1.8	2.0
Fees and compensation for services	1.5	1.9	2.0
Transport and travelling expenses	0.9	0.7	0.7
Employee benefits	0.5	0.4	0.4
Security	0.5	0.5	0.5
Insurance	0.4	0.3	0.3
Leases	0.2	0.2	0.1
Communications	0.1	0.1	0.1
Canon (concession fee)	0.1	0.1	0.1
Data processing	0.1	0.1	0.0
Water, natural gas and energy services	0.0	0.0	0.0
Tolls	0.0	0.0	0.0
Others	1.2	1.4	1.4
Production expenses	87.0	88.8	89.9
Cost of sales	100.0	100.0	100.0
Selling and Administrative Expenses
Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling and administrative expenses that each such component represented for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023	2022	2021
	(in percentages)
Salaries, wages and social security charges	25.0	25.1	22.7
Taxes, contributions and commissions	21.5	24.3	24.9
Freight	12.1	14.7	15.3
Fees and compensation for services	8.6	6.6	5.9
Managers, directors and trustees’ fees	7.3	7.7	7.4
Advertising expenses	5.5	4.6	4.9
Depreciation and amortization	5.2	6.5	5.9
Insurance	4.5	2.5	2.3
Data processing	3.6	2.5	2.9
Employee benefits	1.4	0.8	0.8
Transport and travelling expenses	1.4	1.3	0.5
Communications	0.5	0.8	0.7
Leases	0.4	0.3	0.4
Preservation and maintenance costs	0.3	0.2	0.2
Allowance for doubtful accounts	0.3	0.2	3.1
Security	0.2	0.2	0.2
Water, natural gas and energy services	0.0	0.0	0.1
Others	2.1	1.7	1.7
Total selling and administrative expenses	100.0	100.0	100.0
Financial results, net
Our financial results principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) unwinding on liabilities and receivables; (4) loss from securities transactions; (5) foreign exchange variations related to our foreign currency-denominated indebtedness; (6) gain or loss on net monetary position.; and (7) fees, commissions and other charges paid to financial institutions for borrowings. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2023, see “-Liquidity and Capital Resources”.
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

Year Ended December 31, 2023, compared to the Year Ended December 31, 2022
The following table sets forth our consolidated statement of profit or loss and other comprehensive income for 2023 and 2022:

	For the Year Ended December 31,		Variation
	2023	2022	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	422,160.8	451,954.1	(29,793.2)	-6.6
Cost of sales	(316,253.6)	(329,905.1)	13,651.5	-4.1
Gross profit	105,907.2	122,049.0	(16,141.7)	-13.2
Selling and administrative expenses	(38,665.7)	(38,958.9)	293.2	-0.8
Other gains and losses	918.1	10,542.5	(9,624.4)	-91.3
Tax on debits and credits to bank accounts	(4,676.5)	(4,531.8)	(144.8)	3.2
Finance costs, net
Exchange rate differences	(117,211.9)	(23,103.5)	(94,108.3)	407.3
Gain on net monetary position	138,760.3	42,809.7	95,950.6	224.1
Financial income	5,709.9	5,064.5	645.4	12.7
Financial expenses	(73,323.2)	(79,607.3)	6,284.1	-7.9
Profit before taxes	17,418.3	34,264.2	(16,845.9)	-49.2
Income tax expense
Current	(3,809.9)	(12,782.3)	8,972.4	-70.2
Deferred	(3,927.8)	(15,855.1)	11,927.3	-75.2
Net profit	9,680.5	5,626.8	4,053.8	72.0
________________
Revenues
Our revenues decreased Ps. 29,793 million, or 6.6%, from Ps. 451,954 million in 2022 to Ps. 422,161 million in 2023, primarily due to lower topline performance of our core business, Cement, followed by the Railroad segment. This was partially offset by a better performance of Concrete and Aggregates.
•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 45,652 million, from Ps. 399,360 million in 2022 to Ps. 353,709 million in 2023, mainly due to an average sales price decrease of 7.3%, coupled by a decrease of 4.5% in sales volume.
•Concrete segment: Revenues from our concrete segment, without considering the eliminations between segments, increased Ps. 2,288 million, from Ps. 38,199 million in 2022 to Ps. 40,486 million in 2023, mainly due to an increase of 0.2% in sales volume and an average sales price increase of 5.7%.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps. 3,119 million, from Ps. 36,384 million in 2022 to Ps. 33,265 million in 2023, mainly due to an decrease of 7.5% in sales volume, coupled by a decline of 1.2% in the average sales price.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps. 1,624 million, from Ps. 11,264 million in 2022 to Ps. 12,888 million in 2023 mainly due to an increase of 3.9% in sales volume and an average price increase of 10.2%.
•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, decreased Ps. 457 million, from Ps. 2,838 million in 2022 to Ps. 2,381 million in 2023.
Cost of sales
Our cost of sales decreased Ps. 13,652 million, or 4.1%, from Ps. 329,905 million for 2022 to Ps. 316,254 million for 2023, mostly as a consequence of the lower sales volume. The main contributors to our cost of sales decrease during the period were (1) Ps. 8,697 million in depreciation; (2) Ps. 6,157 million in thermal and electrical energy costs, due to lower sales volume and lower incidence of energy inputs in our cost of sales; and (3) a Ps. 2,116 million in lower freight costs, principally due to lower sales volume.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2023	2022
	(in millions of Ps.)
Purchases and production expenses for the year	332,002.0	341,847.4
(+) Inventories at the beginning of the year	83,407.7	71,465.5
(-) Inventories at the end of the year	99,156.2	83,407.7
Cost of sales	316,253.6	329,905.1
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 25,682 million, or 9.4%, from Ps. 274,374 million in 2022 to Ps. 248,692 million in 2023. This decrease in cost of sales was mainly due to (1) lower thermal and electrical energy costs as a consequence of decreased sales volume and lower unitary costs in US dollars; (2) a decrease in depreciation; and (3) lower freight costs mainly due to a decreased outbound and inbound transportation needs.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, increased Ps. 1,954 million, or 5.1%, from Ps. 38,174 million in 2022 to Ps. 40,128 million in 2023, mainly reflecting an increase in costs due to higher raw materials costs, equipment leases and maintenance costs and salaries, partially compensated by lower fuel cost.
•Railroad segment: Cost of sales from our railroad segment decreased Ps. 7,102 million, or 17.2%, from Ps. 41,277 million in 2022 to Ps. 34,175 million in 2023, mainly due to lower transported volume coupled with lower depreciation and fuel costs.
•Aggregates segment: Cost of sales from our aggregates segment increased Ps. 1,702 million, or 16.5%, from Ps. 10,345 million in 2022 to Ps. 12,047 million in 2023, mainly reflecting an increase in costs due to higher sales volume, higher equipment leases, maintenance and an increase in salaries, wages and social security charges.
•Others segment: Cost of sales from Recycomb S.A.U. segment decreased Ps. 45 million, or 2.5%, from Ps. 1,826 million in 2022 to Ps. 1,781 million in 2023.
Gross profit
Due to the factors mentioned above, our gross profit decreased Ps. 16,142 million, or 13.2%, from Ps. 122,049 million in 2022 to Ps. 105,907 million in 2023. Our gross margin (gross profit divided by revenues and expressed as a percentage) was contracted by 192 basis points, from 27.0% in 2022 to 25.1% in 2023.
Selling and administrative expenses
Our selling and administrative expenses decreased Ps. 293 million, or 0.8%, from Ps. 38,959 million in 2022 to Ps. 38,666 million in 2023, mainly due to (1) a decrease in Taxes, duties, contributions, and commissions due to lower sales volume; (2) a decrease in Freight due to lower volume; and partially compensated by (3) an increase in Insurance, data processing and Fees and compensation for services.
Other gains and losses
Our other gains and losses decreased Ps. 9,624 million, or 91.3%, from Ps. 10,542 million in 2022 to Ps. 918 million in 2023, mainly due to the sale of a non-strategic property in Olavarría in 2022.

Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits increased Ps. 145 million, or 3.2%, from Ps. 4,532 million in 2022 to Ps. 4,677 million in 2023, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our total net financial cost decreased Ps. 8,772 million, from a loss of Ps. 54,837 million in 2022 to a loss of Ps. 46,065 million in 2023, principally due to (1) an increase in gain on net monetary position of Ps. 95,951 million; (2) a higher loss of Ps. 94,108 million from exchange rate differences; (3) a lower charge of Ps. 53,083 million from securities transactions; (4) a higher loss of Ps 44,095 million from interest on borrowings; and (5) a higher loss from other net financial income and expense of Ps. 2,059 million.
Our financial expenses decreased Ps. 6,284 million, or 7.9%, from Ps. 79,607 million in 2022 to Ps. 73,323 million in 2023, mainly due to a lower impact of Ps. 53,083 million from losses with securities transactions and a higher loss of Ps 44,095 million from interest on borrowings
Our financial income increased Ps. 645 million, or 12.7%, from Ps. 5,065 million for 2022 to Ps. 5,710 million for 2023.
Income tax expense
Our income tax expense decreased Ps. 20,899 million, or 73.0%, from Ps. 28,637 million in 2022 to Ps. 7,738 million in 2023. The effective tax rate was 44.4% in 2023 compared to 83.6% in 2022 mainly due to the impact of a valuation allowance of certain specific tax loss carryforwards recorded in 2022.
The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2023	2022
	(amounts in millions of Ps.)
Profit before income tax expense	17,418.3	34,264.2
Statutory rate	35%	35%
Income tax at statutory rate	(6,096.4)	(11,992.5)
Adjustments for calculation of the effective income tax:
Recovery of tax losses / Unrecognized tax losses	1,063.3	(13,965.6)
Effects of the inflation adjustment for accounting and tax purposes	(2,979.0)	(2,571.9)
Change in tax rate	(13.2)	3.0
Other non-taxable income or non-deductible expense net	287.7	(110.4)
Income tax expense	(7,737.7)	(28,637.4)
Income tax expense
Current	(3,809.9)	(12,782.3)
Deferred	(3,927.8)	(15,855.1)
Total	(7,737.7)	(28,637.4)

Our current income tax decreased Ps. 8,972 million, or 70.2%, from Ps. 12,782 million in 2022 to Ps. 3,810 million in 2023, mainly explained by a lower profit before taxes.
Our deferred income tax decreased Ps. 11,927 million, from Ps. 15,855 million in 2022 to Ps. 3,928 million in 2023, due to the valuation allowance of specific tax loss carryforwards recorded in 2022, as previously mentioned.

Net profit
As a result of the foregoing, our net profit increased Ps. 4,054 million, or 72.0%, from Ps. 5,627 million in 2022 to Ps. 9,681 million in 2023. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 105 basis points, from 1.2% in 2022 to 2.3% in 2023.
Year Ended December 31, 2022, compared to the Year Ended December 31, 2021
The following table sets forth our statement of profit or loss and other comprehensive income for 2022 and 2021:

	For the Year Ended December 31,		Variation
	2022	2021	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	451,954.1	446,871.6	5,082.4	1.1
Cost of sales	(329,905.1)	(305,630.5)	(24,274.6)	7.9
Gross profit	122,049.0	141,241.1	(19,192.1)	-13.6
Selling and administrative expenses	(38,958.9)	(38,390.1)	(568.8)	1.5
Other gains and losses	10,542.5	1,270.5	9,272.0	729.8
Impairment of property, plant and equipment	-	(927.2)	927.2	-100.0
Tax on debits and credits to bank accounts	(4,531.8)	(4,503.7)	(28.1)	0.6
Finance costs, net
Exchange rate differences	(23,103.5)	(9,988.9)	(13,114.6)	131.3
Gain on net monetary position	42,809.7	12,181.7	30,628.0	251.4
Financial income	5,064.5	6,200.1	(1,135.6)	-18.3
Financial expenses	(79,607.3)	(8,135.2)	(71,472.1)	878.6
Profit before taxes	34,264.2	98,948.3	(64,684.1)	-65.4
Income tax expense
Current	(12,782.3)	(40,269.3)	27,487.0	-68.3
Deferred	(15,855.1)	(20,195.5)	4,340.4	-21.5
Net profit	5,626.8	38,483.5	(32,856.8)	-85.4
Revenues
Our revenues increased Ps. 5,082 million, or 1.1%, from Ps. 446,872 million in 2021 to Ps. 451,954 million in 2022, mainly due to the sales volume increase of 9.7%, 11.0%, 48.1% and 4.8% in our cement, masonry cement and lime segment, concrete segment, aggregates segment and railroad segment, respectively.
•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 543 million, from Ps. 399,903 million in 2021 to Ps. 399,360 million in 2022, mainly due to an average sales price decrease of 8.9%, partially offset by an increase of 9.7% in sales volume.
•Concrete segment: Revenues from our concrete segment increased Ps. 5,898 million, from Ps. 32,301 million in 2021 to Ps. 38,199 million in 2022, mainly due to an increase of 11.0% in sales volume and an average sales price increase of 6.6%.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, increased Ps. 111 million, from Ps. 36,274 million in 2021 to Ps. 36,384 million in 2022, mainly due to an increase of 4.8% in sales volume, driven by strong demand for building materials, offset by a decline of 4.3% in the average sales price.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps. 4,543 million, from Ps. 6,721 million in 2021 to Ps. 11,264 million in 2022, mainly due to an increase of 48.1% in sales volume and an average price increase of 13.2%.

•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps. 139 million, from Ps. 2699 million in 2021 to Ps. 2838 million in 2022.
Cost of sales
Our cost of sales increased Ps. 24,275 million, or 7.9%, from Ps. 305,631 million for 2021 to Ps. 329,905 million for 2022, mostly as a consequence of the higher sales volume. The main contributors to our cost of sales increase during the period were (1) Ps. 9,482 million in thermal and electrical energy costs, due to higher sales volume and higher unitary costs. In 2022, thermal and electrical energy incidence in our unitary cost in U.S. dollars increased by 45% and 12% respectively; (2) Ps. 3,612 million in higher freight costs, principally due to higher sales volume and inflation (in 2022, incidence of freights in our unitary cost in U.S. dollars increased by 25%); and (3) a Ps. 4,403 million increase in depreciation. The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2022	2021
	(in millions of Ps.)
Purchases and production expenses for the year	341,847.4	307,070.5
(+) Inventories at the beginning of the year	71,465.5	70,025.5
(-) Inventories at the end of the year	83,407.7	71,465.5
Cost of sales	329,905.1	305,630.5
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, increased Ps. 20,318 million, or 8.0%, from Ps. 254,056 million in 2021 to Ps. 274,374 million in 2022. This increase in cost of sales was mainly due to (1) higher thermal and electrical energy costs as a consequence of increased sales volume and higher unitary costs in US dollars; (2) an increase in depreciation due to the completion of L’Amalí’s expansion project; (3) higher freight costs mainly due to increased outbound and inbound transportation needs.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, increased Ps. 3,575 million, or 10.3%, from Ps. 34,599 million in 2021 to Ps. 38,174 million in 2022, mainly reflecting an increase in costs due to higher sales volume and higher costs related to salaries, wages and social security charges.
•Railroad segment: Cost of sales from our railroad segment increased Ps. 2272 million, or 5.8%, from Ps. 39,005 million in 2021 to Ps. 41,277 million in 2022, mainly impacted by higher transported volume coupled with higher depreciation, maintenance, contractors and fuel costs.
•Aggregates segment: Cost of sales from our aggregates segment increased Ps. 3,172 million, or 44.2%, from Ps. 7,173 million in 2021 to Ps. 10,345 million in 2022, mainly reflecting an increase in costs due to higher sales volume, higher equipment leases and an increase in salaries, wages and social security charges.
•Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps. 3 million, or 0.2%, from Ps. 1,823 million in 2021 to Ps. 1,826 million in 2022.
Gross profit
Due to the factors mentioned above, our gross profit decreased Ps.19,192 million, or 13.6%, from Ps. 141,241 million in 2021 to Ps. 122,049 million in 2022. Our gross margin (gross profit divided by revenues and expressed as a percentage) was contracted by 460 basis points, from 31.6% in 2021 to 27.0% in 2022.
Selling and administrative expenses
Our selling and administrative expenses increased Ps. 569 million, or 1.5%, from Ps. 38,390 million in 2021 to Ps. 38,959 million in 2022, mainly due to (1) an increase in salaries, wages and social security charges; (2) an increase in transport and travel expenses; and (3) an increase in depreciation. However, this was partially offset by the recognition of an allowance for doubtful receivables in the railroad segment in 2021, which affected the comparison.
Other gains and losses
Our other gains and losses increased Ps. 9,272 million, or 729.8%, from Ps. 1271 million in 2021 to Ps. 10,543 million in 2022, mainly due to the sale of a non-strategic property in Olavarría.
Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits increased Ps. 28 million, or 0.6%, from Ps. 4,504 million in 2021 to Ps. 4,532 million in 2022, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our financial results decreased Ps. 55,094 million, from a gain of Ps. 258 million in 2021 to a loss of Ps. 54,837 million in 2022, principally due to (1) a loss of Ps. 54,919 million from securities transactions; (2) an increase in gain on net monetary position of Ps. 30,628 million; (3) a higher loss of Ps. 13,115 million from exchange rate differences; and (4) a lower net financial income and expense of Ps. 17,688 million.
Our financial expenses increased Ps. 71,472 million, or 878.6%, from Ps. 8,135 million in 2021 to Ps. 79,607 million in 2022, mainly due to a loss of Ps. 54,919 million from securities transactions of and an increase in interest expenses of Ps. 14,774 million.
Our financial income decreased Ps. 1,136 million, or 18.3%, from Ps. 6,200 million for 2021 to Ps. 5,065 million for 2022.
Income tax expense
Our income tax expense decreased Ps. 31,827 million, or 52.6%, from Ps. 60,465 million in 2021 to Ps. 28,637 million in 2022. The effective tax rate was 83.6% in 2022 compared to 61.1% in 2021.

The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2022	2021
	(amounts in millions of Ps.)
Profit from continuing operations before income tax expense	34,264.2	98,948.3
Statutory rate	35%	35%
Income tax at statutory rate	(11,992.5)	(34,631.9)
Adjustments for calculation of the effective income tax:
Allowance of tax loss carryforwards	(13,965.6)	(1,438.6)
Effect of the inflation adjustment for accounting and tax purposes	(2,571.9)	(1,029.7)
Change in tax rate (1)	3.0	(23,401.9)
Other non-taxable income or non-deductible expense net	(110.4)	37.3
Income tax expense	(28,637.4)	(60,464.8)
Income tax expense
Current	(12,782.3)	(40,269.3)
Deferred	(15,855.1)	(20,195.5)
Total	(28,637.4)	(60,464.8)

________________
(1)Law 27,260 modifies: (i) the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate.
Our current income tax decreased Ps. 27,487 million, or 68.3%, from Ps. 40,269 million in 2021 to Ps. 12,782 million in 2022, mainly explained by the impact of accelerated depreciation of mining assets related to L'Amalí's second line as stated in Law 24,196, net of valuation allowance of the specific tax loss carryforwards recorded in 2022.
Our deferred income tax decreased Ps. 4,340 million, from Ps. 20,195 million in 2021 to Ps. 15,855 million in 2022, mainly due to the impact of the change in tax rate in 2021.
Net profit
As a result of the foregoing, our net profit decreased Ps. 32,857 million, or 85.4%, from Ps. 38,483 million in 2021 to Ps. 5,627 million in 2022. Our net margin (net profit divided by revenues and expressed as a percentage) decreased by 737 basis points, from 8.6% in 2021 to 1.2% in 2022, mainly explained by the extraordinary loss from securities transactions.

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
During 2023, we used cash flow generated by our continuing operations, primarily for capital expenditures, working capital needs, repayment of borrowings and dividends payments. As of December 31, 2023, our cash and cash equivalents (defined as cash and banks and short-term investments as sated in Note 29 to our consolidated financial statements) was Ps. 6,734 million.
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
On April 25, 2023, the general shareholders’ meeting approved the increase in the amount of our Global Corporate Bond Issuance Program to US$500.000 million.
On June 21, 2023, the company issued its Class 2 Corporate Bonds, which resulted in a face value of US$71.7 million, bearing interest at 6.50% and maturing within 30 months. The issue was approved by our board of directors on June 9, 2023.
On September 11, 2023, the company issued its Class 3 Corporate Bonds, which resulted in a face value of US$55 million, bearing interest at 7.49% and maturing within 30 months. The issue was approved by our board of directors on August 31, 2023.
On November 2, 2023, the company issued its Class 4 Corporate Bonds, which resulted in a face value of US$10 million, bearing interest at 6% and maturing within 30 months. The issue was approved by our board of directors on October 25, 2023.
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
Capital Resources
After the completion of our capacity expansion project with the second line of L'Amalí, we significantly reduced our capital expenditures needs. During 2023, we principally invested in maintenance capital expenditures, which were financed mainly from our cash of operations and new debt financings.
Regarding future commitments, we have no other material investment plans other than the one related to the legal requirement of adjusting our cement bags to the 25 kilograms format. See "Item 3.D. Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.”

Cash Flows
The table below sets forth our cash flows from continuing operating activities, continuing investing activities and continuing financing activities for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of Ps.)
Cash and cash equivalents at the beginning of the year	15,293.0	20,052.4	40,063.1
Net cash generated by operating activities	85,030.2	97,663.8	91,292.6
Net cash used in investing activities	(35,825.4)	(14,688.9)	(53,654.3)
Net cash used in financing activities	(41,085.6)	(77,172.4)	(53,135.7)
Effect of restating in constant currency of cash and cash equivalents	(23,218.9)	(11,272.2)	(11,312.9)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	6,540.8	710.3	6,799.7
Cash and cash equivalents at the end of the year	6,734.2	15,293.0	20,052.5
Year Ended December 31, 2023
In 2023, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 76,719 million. The sum of changes generated in operating assets and liabilities were Ps. 8,312 million in 2023, which was mainly due to an increase in trade payables of Ps 45,212, an increase in other liabilities of Ps 7,068, and an increase in salaries and social security contributions of Ps 6,742 and, partially offset by cash flows of a Ps. 5,533 million in income tax paid and an increase of Ps. 29,838 million from trade accounts and other receivables, and an increase in inventories for Ps. 14,575 million. In 2023, net cash provided by operating activities amounted to Ps. 85,030 million.
Our net cash flow used in investing activities was Ps. 35,825 million in 2023, mainly as a result of our acquisition of property, plant and equipment of Ps. 36,053 million.
Our net cash flow used in financing activities was Ps. 41,086 million in 2023, primarily due to dividend payments of Ps. 86,845 million, interest paid to service our debt of Ps. 54,374 million, partially offset by net proceeds from borrowings of Ps. 101,094 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 8,559 million in 2023.
Year Ended December 31, 2022
In 2022, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 113,032 million. The sum of changes used in operating assets and liabilities were Ps. 15,367 million in 2022, which was mainly due to cash flows of Ps. 33,116 million in income tax paid and an increase of Ps. 32,149 million from trade accounts and other receivables, an increase in inventories for Ps. 9,859 million, partially offset by a Ps. 34,765 million from an increase in trade account payables. In 2022, net cash provided by operating activities of Ps. 97,664 million.
Our net cash flow used in investing activities was Ps. 14,689 million in 2022, mainly as a result of our acquisition of property, plant and equipment of Ps. 31,774 million, partially offset by Ps. 10,264 million from proceeds from disposal of property, plant and equipment and Ps. 7,459 million from redemption of investments.
Our net cash flow used in financing activities was Ps. 77,172 million in 2022, primarily due to dividend payments of Ps. 67,905 million, interest paid to service our debt of Ps. 14,810 million and repurchase of common stock for Ps. 5,598 million, partially offset by net proceeds from borrowings of Ps. 12,022 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 4,759 million in 2022.

Year Ended December 31, 2021
In 2021, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 130,524 million. The sum of changes used in continuing operating assets and liabilities were Ps. 39,231 million in 2021, which was mainly due to cash flows of Ps. 38,089 million in income tax paid and an increase of Ps. 9,049 million from trade account receivables, partially offset by a Ps. 4,897 million from an increase in trade account payables. In 2021, net cash provided by operating activities of Ps. 91,293 million.
Our net cash flow used in investing activities was Ps. 53,654 million in 2021, mainly as a result of our acquisition of property, plant and equipment, related to the company expansion project of Ps. 42,996 million.
Our net cash flow used in financing activities was Ps. 53,136 million in 2021, due to repayment of borrowings of Ps.41,710 million, repurchase of common stock for Ps. 14,481 million and interest paid to service our debt of Ps. 3,459 million, partially offset by proceeds from borrowings of Ps. 7,586 million.
Our cash and cash equivalents of operations decreased by Ps. 20,011 million in 2021.
Indebtedness and Financing Strategy

As of December 31, 2023, our total outstanding consolidated borrowings were Ps. 147,370 million, consisting of Ps. 37,225 million of short-term borrowings, including current portion of long-term borrowings (or 25% of our total borrowings) and Ps. 110,146 million of long-term borrowings (or 75% of our total borrowings).

Our foreign currency-denominated consolidated borrowings as of December 31, 2023, were Ps. 111,359 million (or 76% of our total borrowings), all of which were denominated in U.S. dollars. Our peso-denominated borrowings were Ps. 36,011 million (or 24% of our total borrowings).

As of December 31, 2023, 24% of the company's consolidated loans accrued interest at a variable rate and accrued interest based on BADLAR, as it is debt in pesos. The remaining 76% accrues interest at a fixed rate, the most significant portion of which in foreign currency.
The following tables sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2023 (expressed in thousands of Ps.):

	2023					2022
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - US$
Industrial and Commercial Bank of China (Dubai)		Loma Negra C.I.A.S.A.	3-Month Libor + 7.50%	Nov-23	-	2,148,385
Industrial and Commercial Bank of China (Dubai)	(1)	Loma Negra C.I.A.S.A.	3-Month Libor + 8.00%	Jul-24	-	31,502,232
Banco Patagonia	(2)	Ferrosur Roca S.A.	17.00%	Jun-24	37,281	-
Banco Patagonia	(2)	Ferrosur Roca S.A.	18.00%	Jul-24	88,173	-
Banco Patagonia	(2)	Ferrosur Roca S.A.	36.00%	May-23		6,489
Banco Patagonia	(2)	Ferrosur Roca S.A.	15.00%	May-23		66,664
Banco Patagonia	(2)	Ferrosur Roca S.A.	19.00%	Mar-23		8,875
Banco Patagonia	(2)	Ferrosur Roca S.A.	37.00%	Feb-23		6,016
Banco Patagonia	(2)	Ferrosur Roca S.A.	15.00%	Feb-23		15,397
Banco Patagonia	(2)	Ferrosur Roca S.A.	13.50%	Feb-23		133,981
Total borrowings in foreign currency					125,454	33,888,039

Borrowings in local currency
Bank overdrafts	(3)	Ferrosur Roca S.A.	102.56%	Jan-24	2,304,780	3,863,785
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	97.83%	Jan-24	4,645,464	3,000,735
Bank overdrafts	(4)	Loma Negra C.I.A.S.A.	52.00%	Jan-23	-	9,404,983
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	69.00%	Jan-23	-	6,305,600
Securities-guaranteed borrowing	(5)	Loma Negra C.I.A.S.A.	64.99%	Jan-23	-	8,217,356
Total borrowings in local currency					6,950,244	30,792,459

	2023					2022
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - US$
Serie – Class 2	(6)	Loma Negra C.I.A.S.A.	6.50%	Dec-25	57,851,670	-
Serie – Class 3	(6)	Loma Negra C.I.A.S.A.	7.49%	Mar-26	45,262,452	-
Serie – Class 4	(6)	Loma Negra C.I.A.S.A.	6.00%	Mar-26	8,119,417	-
Total corporate bonds in foreing currency					111,233,539	-

	2023					2022
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - Ps.
Serie – Class 1	(7)	Loma Negra C.I.A.S.A.	BADLAR+2%	Aug-24	29,061,039	-
Total corporate bonds in local currency					29,061,039	-
Total					147,370,276	64,680,498
As of December 31, 2023, the average maturity of our indebtedness was 1.7 years. Our financing strategy over the next years principally involves minimizing the firm cost of capital, maintaining an adequate indebtedness level with a debt maturity profile compatible with our anticipated cash flow generation and anticipated capital expenditures.
As of December 31, 2023 we do not have financial or nonfinancial covenants in any of our outstanding borrowings.
The following is a description of our material indebtedness as of the date of this annual report.

(1)In April 2022, Loma Negra C.I.A.S.A. entered into a loan agreement abroad with Industrial and Commercial Bank of China Limited for US$ 56 million, the principal payments of which mature in three equal installments in January, April, and July 2024. The loan is guaranteed by Intercement Participações S.A. up to 51% of its amount. Interest accrues at Libor plus 8% payable on a quarterly basis. On October 4, 2023, the Group prepaid the balance owed on the loan with the Industrial and Commercial Bank of China for a total amount of US$ 48,208 thousand, including interest.
(2)During the fiscal year 2023 and 2022, Ferrosur Roca S.A. entered into several contracts in US dollars with Banco Patagonia, accruing interest at a fixed rate.
(3)As of December 31, 2023 and 2022, the Group carries bank overdrafts in the amount of Ps. 6,950,244 and Ps. 13,170,120, respectively. Bank overdrafts existing at the beginning of the year were canceled regularly during fiscal year 2023.
(4)In addition, on July 7, 2022, the company entered into a loan agreement with HSBC Bank Argentina S.A. for Ps. 3,000 million maturing in a term of 180 days, accruing interest at a fixed annual rate of 52%. As of December 31, 2023, it is canceled.
(5)As of December 31, 2022, Loma Negra entered into fundraising agreements through securities-guaranteed borrowings, using its own shares as guarantee at an annual nominal average rate of 64.99%, which has been canceled during fiscal year 2023.
(6)On June 21, 2023, September 11, 2023 and November 2, 2023, the company issued, under its Global Corporate Bond Issuance Program for up to US$ 500 million (amended from US$150 to US$500 million in April 2023), its Class 2, 3 and 4 Corporate Bonds in dollars for a total amount of US$71,723 thousand, US$55,000 thousand and US$10,000 thousand, with an interest rate of 6.5%, 7.49% and 6.00%, and maturing on December 21, 2025, March 11, 2026 and May 2, 2026, respectively. Interest is paid semiannually. The issuance of these corporate bonds in foreign currency has been carried out within the scope of the local public offering, without intervention of the single and free exchange market ("MULC"). These debts have been valued at their amortized cost in foreign currency, converting the resulting amounts into local currency at the official selling exchange rate effective at the end of the reporting period.
(7)On February 22, 2023, the company issued, under its Global Corporate Bond Issuance Program for up US$ 500 million for up to US$ 500 million (amended from US$150 to US$500 million in April 2023), its Class 1 Corporate Bonds for a total amount of Ps. 25,636.3 million, with an interest rate BADLAR + 2.0%, principal maturity at 18 months and payments quarterly interest.

Contractual Commitments
The following table presents information relating to our contractual obligations as of December 31, 2023:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial borrowings (1)	147,370.28	37,224.73	110,145.54	-	-
Accounts payable	57,255.24	57,255.24	-	-	-
Taxes payable	2,951.04	2,951.04	-	-	-
Salaries and social security contributions	9,400.72	8,874.04	526.68	-	-
Lease liabilities	3,987.36	1,214.56	2,022.09	750.72	-
Severance payment plans	408.68	301.58	102.07	5.03	-
Other debts(2)	5,527.01	5,156.19	-	-	370.81
Total	226,900.33	112,977.39	112,796.38	755.75	370.81
________________
(1)“See – Note 24 of our audited consolidated statements for the years ended December 31, 2023 and 2022”.
(2)Corresponds to our internal information.

Selected Ratios
Comparative ratios as of and for the years ended December 31, 2023, 2022 and 2021:

	As of and for the Year Ended December 31,
	2023	2022	2021
Liquidity (1)	1.09	0.97	1.15
Solvency (2)	0.85	1.33	2.24
Non-current assets to total assets ratio (3)	0.80	0.80	0.82
Profitability (4)	0.03	0.01	0.09
(1)Current assets / Current liabilities
(2)Shareholder’s equity / Total liabilities
(3)Non-current assets / Total assets
(4)Net profit / Average shareholder’s equity

Supply Contracts

In 2007, we entered into a 15-year agreement with Siderar S.A.I.C., Argentina’s largest steel company, for the supply of ground granulated blast-furnace slag, which was automatically renewed in 2022 for an additional period of 5 years.

We purchase various sources of energy from several suppliers, traders and distributors of natural gas. These suppliers ensure that we have the necessary levels of energy to operate and give us flexibility to purchase additional energy, if needed. None of these purchase orders represents a material amount of our total energy supply.

In 2016, we entered into 20-year contract with Genneia S.A. and in 2018 we entered into a 20-year contract with Aluar Aluminio Argentino S.A.I.C., for the provision of wind-sourced electric power commencing on January 1, 2018 and in February 1, 2019 (respectively), to ensure compliance with the obligations imposed by Law No. 26,190 and Law No. 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. With these contracts, we currently exceed the requirements of the Law No. 27,191, reaching approximately 35.7% of renewable energy in the energy matrix.
C.Research and Development, Patents and Licenses, etc.
Intellectual Property

As of December 31, 2023, Loma Negra had 109 registered trademarks 1 of which is pending trademark application for renewal with the Argentine National Intellectual Property Institute ("INPI" (Instituto Nacional de la Propiedad Industrial)). Furthermore, Loma Negra owns one pending trademark applications with the INPI. In addition, Recycomb has two registrations, Ferrosur Roca has one and the Fundación Loma Negra has five registrations. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.
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
As of December 31, 2023, Loma Negra has 9 oppositions filed against third parties’ trademarks which are currently being resolved under the administrative opposition proceedings at INPI. In addition, Loma Negra is owner of 13 internet domains registered at the Network Information Center Argentina (NIC).

D.Trend Information
We believe that the macroeconomic environment and the trends in the Argentine economy have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina. This analysis should be read in conjunction with “Item 5-A”— Operating Results — Principal factors Affecting Our Results of Operations.”

In 2023 the Argentine economy faced notable challenges. A severe drought affected the agricultural sector leading to considerable export and tax revenue losses, consequently contributing to a federal budget deficit. These difficulties were exacerbated by the electoral developments within the year.

The national consumer price index published by INDEC accumulated 211.4% in 2023 (as compared to 94.80% in 2022), while the Argentine peso experienced a depreciation rate of 356.44% against the US Dollar.

Moreover, on March 1, 2024, the BCRA recorded a low level of U.S dollars reserves, amounting to US$27.33 billion. Despite a surge in reserves at the end of 2022 thanks to the strong contribution of the "soybean dollar" program for more than US$7,000 million, reserves have been constrained by the commercial commitments and debt payments that Argentina has to meet.
Our results of operations and capital resources may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies as well as, increased freight costs. For additional information, please see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry”
Recent political changes and the initial policy actions taken by the new government to stabilize the macroeconomic landscape and curtail public expenditure have led to a contraction in activity levels and a dip in private consumption. Consequently, there has been a downturn in cement demand during the first quarter of 2024.

The trajectory of the construction sector, and accordingly, our company's growth, is contingent upon the effectiveness of the Milei administration's efforts to normalize critical economic factors, curb inflation, and create an environment that fosters economic development. The realization of such conditions would likely foster a resumption in the growth of construction activity.

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
The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2025. Our board of directors has a president and in his absence, the vice president presides. The president of the board of directors, or the vice president in his or her absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be our shareholders.
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
The following table lists the current members of our board of directors appointed by the ordinary shareholders' meeting held on April 25, 2024:

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2023
Paulo Diniz	66	President	No	7
Sergio Damián Faifman	49	Vice-President	No	12
Livio Hagime Kuze	44	Director	No	3
Luiz Klecz	53	Director	No	2
Javier Enrique Patron	61	Director	No	2
Carlos Boero Hughes	58	Director	Yes	7
Laura Gé	56	Director	Yes	1
Sergio Daniel Alonso	61	Director	Yes	7
Cesar Javier Graña	53	Director	Yes	5
Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.
Paulo Diniz. Mr. Diniz was appointed as President of our board of directors in April 2023, and he participates as member of our board of directors since July 2017. Since 2019, Mr. Diniz chairs the Results, Finance and Strategy Committee and he was appointed in April 2023 as member of the People and Governance Committee of Loma Negra. Mr. Diniz is currently Chief Executive Officer of InterCement Participações, S.A., a leading global cement player, our controlling shareholder. Mr. Diniz is also a member of the board of directors of InterCement Brasil S.A. Paulo has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan S.A., F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Politécnica-USP in São Paulo, a master’s degree in Business Administration from IMD in Switzerland, and a specialization in human resources from INSEAD in France.
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
Luiz Klecz. Mr. Klecz held a position as director of the company between 2017 and 2018. He was appointed again as a member of our board of directors in April 2019 until September 2021. Mr. Klecz was also a member of our board from 2006 to 2008 and Director of InterCement Austria Holding GmbH from 2013 to 2015. He is a member of the board of directors of Intercement Brasil S.A. since 2021, where he started as Head of the Legal Department of InterCement Brasil in 2002, and between 2005 and 2008 he was also Legal Director of Loma Negra C.I.A.S.A. and its subsidiaries. Since 2011, he is the General Counsel of the InterCement group. Mr. Klecz received a bachelor’s degree in Law from Universidade de São Paulo, Brazil, in 1993. He also completed an MBA program that began at Universidad de CEMA in Buenos Aires and completed his credits in Insper in São Paulo in 2009. In April 2023 he was appointed member of Loma Negra’s board of directors and a member of the the Risks and Reputational Committee and chairman of the Ethics and Compliance Committee of Loma Negra.
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
Laura Gé. Mrs. Laura Gé was appointed as member of our board of directors and member of the Audit Committee and the Risks and Reputational Committee of Loma Negra in April 2023. She is also member of the board of directors of Banco Santander in Argentina, Farmacity S.A., Stein Holding Group LLC, and Austral Participacoes in Brazil (nominated by the IFC). She also serves as from 2016 as Senior Executive Advisor of Grupo Sancor Seguros and Advisor of the board of directors of Wiener Lab S.A. She has more than 10 years of experience in management consulting, having led the Buenos Aires and Chile offices of Integration Consulting and having served as manager at Hermes Management Consulting and the consultancy firm The Boston Consulting Group. She served as CEO of the outdoor advertising company MECA and she was a member of the Executive Committee at CIMECO, a holding owning Los Andes de Mendoza and La Voz del Interior newspapers and serving as board member of these two companies. She served as CEO of the Sunday magazine Rumbos, included in most of the newspapers published in the interior of Argentina. She also has experience in Venture Capital and Private Equity funds, having served as Director of Pegasus Capital and manager of I5

(part of Hicks, Muse, Tate & Furst group), among others. Mrs. Laura Gé is a Certified Public Accountant graduated with honors from Universidad de Buenos Aires and she obtained an MBA from Harvard Business School, where she also graduated with honors. She is a leader at the Corporate Governance Group from IDEA and she performed as member of the organizational committee of several Conferences and the Management Experience event of such entity. She is a member of the Women Corporate Directors (WCD), the Consultancy Committee of LIDE Argentina and a member of the staff of the post-graduate professors at the Administration and Social Sciences Faculty of the University ORT in Uruguay, where she lectures on corporate governance.

Sergio Daniel Alonso. Mr. Alonso was appointed as a Member of our board of directors in July 2017. Mr. Alonso is also a Member of the Board of Arcos Dorados (ARCO/NYSE) -the largest independent McDonald´s Master Franchisee globally- since 2008. He has also served as Chief Executive Director of Arcos Dorados between 2015 and 2019. From 2008 to 2015, Mr. Alonso was Chief Operating Officer, and from 2003 to 2008 he was President of McDonald’s Brazil. Arcos Dorados -the largest private provider of First Employment opportunities in Latin America- has been recognized several times as one of the Top Companies to Work For, according to Great Place to Work (GPTW) Institute. During his tenure in McDonald’s Brazil, he was also President of the Instituto Ronald McDonald, an NGO dedicated to Youth Cancer with active involvement in Public Policies and Fund Raising. Between 1996 and 1999 Mr. Alonso was Director of Commercial Operations for Renault Argentina. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires, Argentina. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. Mr. Alonso is a member of the Board of Directors of Universidad Austral de Argentina, where he also serves as Chariman of the Audit and finance Committe Also, Mr. Alonso serves as Board Member of Loma Negra’s Foundation and is a member of Loma Negra’s Ethics and Compliance Committee, People and Governance Committee and also chairs the Audit Committee and the People and Governance Committee
César Javier Graña. Mr. Graña was appointed as a member of our board of directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvard University in 2000. Mr. Graña is a Partner in the Strategic Advisory Group at PJT Partners. At PJT Partners Mr. Graña leads the Latin American practice advising clients on strategic transactions and on shareholders matters including, among others, vote campaigns and ESG. Prior to joining PJT Partners, Mr. Graña was a Managing Director and Head of Investment Banking for LatAm ex-Brazil at ItauBBA, the investment banking arm of ItauUnibanco from 2013 until 2019. Before joining ItauBBA Mr. Graña spent 13 years at Morgan Stanley in the Mergers & Acquisitions Group in New York, working on a broad range of public and private transactions in the healthcare sector. During his last year at Morgan Stanley, he was part of Morgan Stanley’s Latin American Group leading the M&A effort in the region. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A. Mr. Graña serves as board member at Loma Negra’s Foundation and is member of the Risks and Reputational Committee, the Audit Committee and the Results, Finance and Strategy Committee of Loma Negra.
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

Name	Year of Birth	Position	Year of first Appointment
Sergio Damián Faifman	1974	Chief Executive Officer	2016
Marcos Isabelino Gradin	1972	Chief Financial Officer	2015
Dardo Ariel Damiano	1963	Industrial Director	2008
Gerardo Oscar Diez	1967	Commercial and Concrete Director	2016
Hector Fabian Gerez	1968	Ferrosur Roca S.A. - General Director	2021
Lucrecia Loureiro	1981	Human Resources, Sustainability and Legal Director	2022

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
Lucrecia Loureiro. Ms. Loureiro was appointed in April 2022 as Human Resources, Sustainability and Legal Director. Previously she was our director of legal and corporate affairs since March 2021. Ms. Loureiro joined us in 2011 and, since then, has held several positions in our legal department and as Compliance Officer of the company. Ms. Loureiro has wide-ranging experience in capital markets, corporate, labor, financial and commercial matters as well as active participation in international investment projects. Besides the legal affairs, she was also in charge of our compliance program and is currently in charge of the sustainable practices, public affairs, communications of the company, and the Fundación Loma Negra Para el Desarrollo Sustentable. Ms. Loureiro is currently serving as director of Ferrosur Roca and as Vice President of Fundación Loma Negra para el Desarrollo Sustentable. Ms. Loureiro received a law degree from the University of Buenos Aires in 2005. She completed graduate coursework in a master’s program in economic business law at UCA between 2008 and 2009 and she participated on the international exchange program in Tilburg University of Netherlands in 2009. During 2012 and 2013 she attended a program for the development of organizational skills at Universidad del CEMA. In 2014 she was part of the leadership challenges program of Universidad de San Andrés. In 2020 she attended a development executive program at Di Tella University. In addition, she participated in several specialization courses on leadership, coaching and development of organizational competencies.
B.Compensation

Executive Officers
Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps. 2,171 million in 2023 and Ps. 2,449 million in 2022. Additionally, Ps. 697 million and Ps.224 million have been accrued as long-term incentive program during the fiscal years ended December 31, 2023 and 2022, respectively (See Note 3.19 of our consolidated financial statements).
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
Directors and Supervisory Committee
Our shareholders fix the compensation of our directors and members of our supervisory committee, including additional wages which may arise from the directors’ performance of any administrative or technical activity. Compensation of our directors and members of our supervisory committee is regulated by the Argentine General Companies Law and the CNV regulations. Section 261 of the Argentine General Companies Law provides that the compensation paid to all directors and members of the surveillance committee in a year may not exceed 5.0% of net profit for such year, if the company is not paying dividends in respect of such net profit. The Argentine General Companies Law increases the annual limitation on director compensation to up to 25.0% of net profit based on the amount of dividends, if any, that are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, these limits may be exceeded if approved at a shareholders’ meeting, the issue is included in the agenda, and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

During the annual ordinary shareholders’ meeting held on April 25, 2024, the shareholders approved total directors’ compensation of Ps. 868 million (nominal values) and total fees for the members of our supervisory committee of Ps. 14.7 million (nominal values), for services rendered during 2023.

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

Adoption of Clawback Policy

Effective as of November 8, 2023, our board of directors has adopted the Policy for Recovery of Erroneously Awarded Compensation (the "Clawback Policy"). The Clawback Policy is administered by our board of directors (by a majority of independent directors serving on the board), and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the NYSE. The Clawback Policy provides that "Erroneously Awarded Compensation" can be recovered from executive officers following an accounting restatement" due to material noncompliance with financial reporting requirements. The policy applies to incentive-based compensation received by an executive officer under specific conditions, including the timing of the compensation and the officer's service period. It includes provisions for attestation by executive officers, outlines exceptions to recovery, and states that the policy is binding and enforceable against all executive officers and, where required, their legal representatives. A copy of this policy is included as Exhibit 97.1 to this annual report.
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
Awards. Awards consist of the granting of phantom stock rights, which consist in rights to future cash-based awards, based on the valuation of lots of common shares from a predetermined price, or exercise price, and for a certain period, or option term. The exercise of the options provides its beneficiaries the possibility of obtaining an economic benefit calculated by reference to the increase in the value of the phantom stock rights between the date of granting of each plan to the date of exercise of the option.
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
As of the date of this annual report, we granted to some of our directors and executive officers the amount of 188,786 phantom stock rights for the 2017 plan duly approved in 2018, 103,085 phantom stock rights for the 2018 plan approved in 2019 and 451,299 phantom stock rights for the 2019 plan approved in 2020.

The phantom stock rights will mature one-third each year on the second, third and fourth anniversary of the award. All of the beneficiaries have accepted the phantom stock rights granted to them. The number of phantom stock rights granted pursuant to the 2017 plan was calculated on the basis of an ADS price of US$19.0. The number of phantom stock rights granted pursuant to the 2018 plan was calculated on the basis of an ADS price of US$8.5. The number of phantom stock rights granted pursuant to the 2019 plan was calculated on the basis of an ADS price of US$5.8.

This Phantom Stock Incentive Program is no longer in place as amended by the board of directors’ meeting held on February 12, 2021 and therefore was replaced by another compensation plans. However, the annual plans that have already been granted within this program will remain in force. On February 1, 2023 and on February 19, 2024 the amount equivalent to 250,655 share rights and the amount equivalent to 123,458 share rights, respectively, corresponding to the program for the year 2019, were executed. With the exercise of these rights, the plan corresponding to 2019 was paid in full.
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

On February 12, 2021 the board meeting that established the two long-term stock-based plans, also approved the granting of a total amount of 10,069 ADRs corresponding to the 33% of the first installment of the first year. Such amount was distributed on January 5, 2022. On January 2, 2023 17,473 ADRs were distributed, corresponding to the 33% of the second installment of the plan for the year 2021 and 33% to the first installment of the plan for the year 2022. On January 3, 2024, 25,650 ADRs were distributed corresponding to the 34% of the third installment of the plan for the year 2021, 33% to the second installment of the plan for the year 2022 and 33% to the first installment of the plan for the year 2023.

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
As of the date of this annual report, we have not distributed any ordinary shares and/or ADSs under the program. On March 18, 2024, 39,974 ADRs were distributed for the program corresponding to the year 2021.

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
The acts or agreements that a company enters into with a related party involving a relevant amount should fulfill the requirements set forth in Section 72 and 73 of the LMC. Under Section 72, the term “related party” includes the directors, the members of the audit and supervisory committee, the special or general managers designated pursuant to Section 270 of the Argentine General Companies Law (as well as their ascendants, descendants, spouses, brothers or sisters) and the companies in which any of the aforementioned persons may have a direct or indirect significant ownership. A relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. Under the CNV Rules, a person has a “significant ownership” when the person owns shares that represent no less than 15% of the total capital of such company, or a lesser ownership and the right to designate one or more directors per class of shares, or agreements with other shareholders regarding the management or corporate governance of the company or its controlling entity. The board of directors or any of its members shall require from the audit committee a report stating if the terms of the transaction may be reasonably considered adequate in relation to normal market conditions. The company may resolve with the report of two independent evaluating firms that shall have informed about the same matter and about the other terms of the transaction. The board of directors shall make available to the shareholders the report of the audit committee or the independent evaluating firms, as the case may be, at the main office one business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the respective market bulletin. The vote of each director shall be stated in the minutes of the board of directors approving the transaction. The transaction shall be submitted to the approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the case where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof shall be placed on the defendant to prove that the act or agreement was in accordance with the market conditions or that the transaction did not cause any damage to the company. The transfer of the burden of proof shall not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or two evaluating firms.
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
Supervisory Committee
Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the LMC and our bylaws, the supervisory committee may be rescinded provided that an Audit Committee was duly appointed. The decision to rescind the appointed supervisory committee must be passed by an extraordinary shareholders' meeting with a quorum 75% of the shares entitled to vote and with the majority of 75% of votes -without applying the plurality of votes of the shares entitled to vote. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 25, 2024:

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2024	Member	81
Omar Raúl Rolotti	2024	Member	77
Adriana Irene Calvo	2024	Member	61
Claudio Aldo Forti	2024	Alternate	60
Carlos Roberto Chiesa	2024	Alternate	55
José Alanis	2024	Alternate	86
Committees of the Board of Directors
Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.
Audit Committee
Our Audit Committee is composed of three principal members and one alternate member, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 25, 2024, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Carlos Boero Hughes	Permanent	58	2024	Independent
Laura Gé	Permanent	56	2024	Independent
Sergio Daniel Alonso	Permanent	61	2024	Independent
Cesar Javier Graña	Alternate	53	2024	Independent
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
The committee comprises the chief executive officer, chief financial officer, the commercial and concrete director; and the legal and corporate affairs director.

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
D.Employees
As of December 31, 2023 we had a total of 2,885 employees. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). We have not experienced a significant number of strikes or other labor slowdowns. During the last four years, we have not had a particular strike affecting all our operations, and we have lost an average of only 5 working days per year due to local strikes always affecting a particular plant in each case.

	As of December 31,
Business Segment	2023	2022	2021
Cement	1,415	1,421	1,408
Concrete	285	278	253
Aggregates	74	63	53
Railroad	1,077	1,090	1,105
Others	34	34	30
Total	2,885	2,886	2,849
E.Share Ownership
None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 31, 2024, by:
•each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares; and
•all of our directors and executive officers as a group.
As disclosed in “Item 6.E. Share Ownership,” none of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date referenced above . The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2024, through the exercise of any option or warrant. The amounts and percentages are based upon 583,483,151 ordinary shares as of March 31, 2024.
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
The table below sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage of our Capital Stock
IC Trading Inversiones Argentina, S.L. (1)	304,233,740	52.1
The Capital Group Companies, Inc. (2)	38,413,985	6.6
ANSES (3)	31,076,151	5.3
Pampa Energía S.A.(4)	30,201,495	5.2
Redwood Capital Management, LLC (5)	29,367,140	5.0
Directors and Executive Officers as a Group	*	*
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
(2)Based on the filing made on March 25, 2024 in compliance with Art. 12 of Section VI, Chapter I of Title XII of the Regulations of the National Securities Commission (CNV) , Capital Research and Management Company ("CRMC") is a wholly-owned subsidiary of The Capital Group Companies, Inc ("CGC") CGC is deemed to be the beneficial owner of the shares.
(3)The amount of shares owned by the National Social Security Association of Argentina (Administración Nacional de la Seguridad Social), or the ANSES, is based on the information provided by ANSES to the company to attend to the annual ordinary shareholders' meeting held on April 25, 2024.
(4)Based on the 13G filing to the SEC made on June 23, 2023. Pampa Energía S.A.is the beneficial owner of the shares through the position held by its wholly-owned subsidiaries, Comercializadora e Inversora S.A. and Pampa Energía Bolivia S.A.

(5)Based solely on the 13G filed jointly by Redwood Capital Management, LLC, Redwood Capital Management Holdings, LP, Double Twins K, LLC and Ruben Kliksberg, on May 24, 2023. All securities reported therein are owned by advisory clients of Redwood Capital Management, LLC. None of the advisory clients individually own more than 5% of the outstanding Ordinary Shares of Loma Negra.

*Individually each owning less than 1% of our outstanding ordinary shares.

Other than IC Trading Inversiones Argentina, S.L., The Capital Group Companies, Inc, ANSES, Pampa Energía S.A. and Redwood Capital Management, we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.
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
On June 4, 2020, Intercement Trading e Inversiones S.A. granted a first priority pledge over all of its shares of Loma Negra (which, as of the date of this annual report, represent 52.14% of Loma Negra´s capital stock) in favor of Planner Trustee DTVM Ltda. The aforementioned pledge was granted as security for the obligations assumed by its indirect shareholder, Intercement Participações S.A., and its subsidiary, Intercement Brasil S.A., regarding the issuance of simple debentures, not convertible into shares, in accordance with the public offering regulations of Brazil for a total amount of BRL 4,676,827,000 to refinance its financial debt. In this sense, on June 5, 2020, Intercement Trading e Inversiones S.A. requested to Caja de Valores the registration of the pledge.
On January 6, 2021, Intercement Trading e Inversiones, S.A. notified to Caja de Valores of the transfer of all of its ownership in the company (i.e. 304,233,740 ordinary shares) to its subsidiary Intercement Trading e Inversiones Argentina, S.L.
On April 25, 2023, the annual ordinary and extraordinary shareholders meeting approved a capital reduction in the amount of 12,543,339 ordinary shares, i.e., from 596,026,490 to 583,483,151 ordinary shares. Therefore, as of the date of this annual report, Intercement Trading e Inversiones Argentina, S.L. holds 304,233,740 ordinary shares, representing 52.14% of our share capital.
On February 23, 2024, Intercement Participações S.A. announced that it had received a series of inquiries and offers with respect to its assets. In addition, our controlling shareholder informed that it had engaged with advisors to assist in evaluating strategic alternatives (such as private placement, merger, or partnership with a strategic player, or a potential divestment), and that a competitive process had been organized and was underway. As of the date of this annual report, our controlling shareholder has not released any additional information. For further information about the impact of a change of control pursuant to regulations in force in Argentina, see “Exhibit 2.2 Description of Registrant’s Securities”
B.Related Party Transactions
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
Other Transactions
Know-how Offer Letter with InterCement Participações S.A.
On August 28, 2020, we accepted an offer from Intercement Participações S.A. (the “Offer”) for the transfer of technical know-how relating to the designing and manufacturing of building materials, such as cement, clinker, and concrete, among others, for the purpose of optimizing the performance and the operations of our company. According to the terms of the Offer, we will have access to the know-how possessed and developed by InterCement Participações S.A., such as, technology, engineering, development of management systems to enhance performance and processes, industrial sustainability and innovation. The royalty fee for the transfer of technical know-how represents 1% of our company’s revenues in nominal values not adjusted for inflation pursuant to our unconsolidated financial information for each year of validity of the Offer and will be paid on a quarterly basis. The Offer shall remain in force for an initial period of three years and shall thereafter be renewed automatically for further successive one-year periods unless either party terminates the Offer by giving to the other party not less than three months’ prior notice. These transactions comply with legal requirements regarding conflict of interests, are conducted on an arms’ length basis and are monitored closely by our management. This contract ended in August 2023.
Offer Letter Services from Loma Negra to InterCement Participacoes S.A.
On September 29, 2021 InterCement Participacoes S.A. accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services include, but are not be limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers, and technicians and prospecting of new international business (due diligences). The fees for the Services represents (i) the Net Costs (meaning all costs in which we incur in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement is three years starting September 2021, unless either party provides written notice of termination at least three month in advance.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021 included in this annual report.
Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2023, such claims involved a total amount in controversy of approximately Ps. 7,599 million, of which Ps. 2,167 million corresponded to probable claims, Ps. 4,925 million to possible claims, including mainly Ps. 434 million related to tax contingencies, Ps. 685 million in labor contingencies and Ps. 3,806 million in administrative, commercial and other proceedings. The remaining Ps. 507 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2023, we had established a provision in the amount of Ps. 2,168 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2023, we also made judicial deposits in the amount of Ps. 12.9 million, related to these proceedings. For claims where we did not record any estimated liability, we will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.

As of December 31, 2023, there were no other material contingencies that could negatively impact our financial results.
The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2023
	Number of proceedings	Total Claims	Total Provisions
		(in millions of Ps.)
Labor and Social Security Proceedings	178	2,042.8	1,305.8
Civil and other proceedings	232	5,556.6	861.7
Total	410	7,599.4	2,167.5
See Note 26 of our consolidated financial statements in relation with possible contingencies for which we have not recorded a provision as it is not required under IFRS.
Damnificados Financieros Asociación Civil’s Class Action

On February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps. 200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the court admitted the class action and as of September 5, 2017, we appealed the court’s decision. The Court rejected such appeal, thus on September 28, 2017, we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). In 2019, the court order to publish notice of the class action in the media. On September 2020, the publications’ project filed by the plaintiff was approved and in December 2020, the plaintiff certified the publication of the class action in its social media. On April 4, 2021, plaintiff requested the Court to open the evidentiary stage. On June 4, 2021, the Court deferred the ruling on defendants’ defenses until passing final judgment and ordered to send the docket to the Public Prosecutor. On August 28, 2021, the Court received the opinion of the Public Prosecutor. On September 16, 2021, the court requested the parties to state whether a settlement would be possible. The parties answered the Court’s request. On March 3, 2022, after examining the proceedings the court ordered compliance with pending procedural matters. On December 22, 2022 the court ordered the commencement of the evidentiary stage. After reviewing the evidence offered by the parties for quite some time, on March 28, 2023 the Court has ordered the parties to start producing their evidence. Currently, the parties are still producing the evidence offered. Based on information currently available and the current stage of the litigation, we believe that the chances of success of the claim against us are remote, and thus have not recorded any provision in the consolidated balance sheets as of December 31, 2023.
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

CNDC Market Investigation (C. 1476). In 2013, the CNDC initiated administrative investigations related to the price of cement. To this end, the CNDC requested information from all cement companies involved in the 1999 investigation. In June 2014, the CNDC removed Loma Negra as a party to the investigative proceeding and confirmed that it is a market investigation where the cement companies do not have access to the file. As of the date of this annual report, the case is still under analysis by the CNDC. Thus, based on information currently available and the current stage of the investigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to any potential claims and thus have not recorded any provision in the consolidated balance sheets as of December 31, 2023.

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

CNDC Investigation - Abuse of Dominant Position (C. 1794). In July 2022, the Antitrust Commission initiated an investigation into the company for alleged abuse of dominant position and price discrimination in Portland cement prices and asked Loma Negra to give explanations. On August 26, 2022, we filed explanations and denied all claims. On November 4, 2022 the Antitrust Commission decided to continue the investigation and requested information from us and third parties. Based on currently available information and the stage of the investigation, we are unable to reasonably estimate a range of possible losses, if any, with regard to any potential claims and thus have not recorded any estimated liability in the consolidated balance sheets as of December 31, 2023.
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
On October 11, 2023, we entered into a proposed agreement (the "Agreement") with the lead plaintiff which received the preliminary approval from the New York State Court on November 30, 2023. On April 10, 2024, the final approval by the New York State Court was granted. The completion of the Settlement is contingent on a final class payment, which is expected to be made before October 11, 2024, and is covered by our Directors and Officers (D&O) insurance policies. Once such payment has been made, the New York State Court is expected to issue the final judgment and the case will end.
The Agreement does not contain any admission or acknowledgment of liability for wrongful conduct by Loma Negra or other defendants in the class action, and it includes a release of all claims.
The material payment obligations under the Agreement are covered by insurance policies contracted by the company, with a significant portion of the Agreement amount having been paid in December 2023, which is deposited in the court’s escrow accounts. There is still an additional payment that must be made 365 days from the signing of the Agreement.

The company has recognized a liability for the remaining payment as stipulated in the Agreement and has accounted for the corresponding insurance coverage, following the Agreement's final court approval and our commitment to the settlement terms.
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
Under the Argentine General Companies Law, our bylaws and our Dividend Policy, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results of prior years, until our legal reserve equals 20% of our then outstanding aggregate share capital. The legal reserve is not available for distribution to the shareholders. References to our bylaws are to our bylaws as adopted by our Shareholders Meeting held on April 16, 2020 and the amendment of Section Fifth of our by-laws as a consequence of the Voluntary Capital Reduction decided in the Shareholders Meeting held on April 25, 2023. Additionally, our annual net profit must be allocated in the following order:
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

The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in millions of Ps.)
Legal reserve	8,799.3	8,799.3	8,799.3
Environmental reserve	68,7	68,7	68,7
Optional reserve for future dividends	156,519.7	227,406.0	266,461.1
Total reserves	165,387.7	236,274.0	275,329.1
Payment of Dividends
Form of Payment

In general, Argentine foreign exchange regulations may grant access to the FX Market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs if certain conditions are met. Cases not falling under the exhaustive list provided by Argentine foreign exchange regulations will require prior approval of the BCRA to access the FX Market, which is seldom granted and acts as a de facto prohibition. Additionally, the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. Furthermore, the total amount to be paid to non-resident shareholders through the FX Market shall not exceed the corresponding amount denominated in Pesos that was determined by the shareholders’ meeting. See “Item 10. Additional Information—D. Exchange Controls—Foreign indebtedness information regime”.
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
On May 2, 2023 the board of directors of our company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in kind in Argentine Republic Treasury Bills in the amount of Ps. 22,200 million, equivalent to a dividend of 43.86 Argentine Republic Treasury Bills per outstanding share. The dividends payment was executed in May 2023.
On June 23, 2023 the board of directors of our company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 13,700 million, equivalent to a dividend of Ps. 23.48 per outstanding share. The dividends payment was executed in July 2023.
The annual shareholders’ meeting held on April 25, 2024, approved (i) to allocate the sum of Ps. 6,876 million (adjusted per inflation as of December 31, 2023) to the Optional Reserve for Future Dividends; and (ii) to delegate to the board of directors the power to totally or partially disaffect and distribute in cash and/or kind, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2024.

Contractual Limitations on Dividend Payments
As of the date of this annual report, none of our outstanding indebtedness contains contractual limitations on dividend payments.
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
Our bylaws, approved by our shareholders at our general shareholders’ meeting held on April 16, 2020, and the amendment of Section Fifth of our by-laws as a consequence of the Voluntary Capital Reduction decided in the Shareholders Meeting held on April 25, 2023, are filed as Exhibit 1.1 to this annual report. The information otherwise contemplated by this Item is included in Exhibit 2.2 to this annual report, which is hereby incorporated by reference. This summary does not purport to be complete and is qualified by reference to our by-laws, Argentine corporate law, the rules and regulations of the CNV and the listing rules of BYMA. For more complete information, you should read our bylaws. For information on how to obtain a copy of our bylaws, please read “Documents on Display”.
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

Our share capital as of December 31, 2023 consisted of Ps. 58,348,315.10, represented by 583,483,151 ordinary, book entry shares, with a par value of Ps. 0.10 per share and each entitled to one vote, since on April 25, 2023, our general shareholders’ meeting approved the reduction of our capital stock on (1) 12,352,329 treasury shares acquired under the company’s share repurchase plans and (2) 191,010 shares registered to shareholders that cannot be identified since 1995. The decision taken by the shareholders’ meeting to reduce the company’s capital was approved by the Public Registry on September 26, 2023, under No. 16416, Book No. 114, Volume – of Corporations.

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

Jurisdiction and Arbitration
Pursuant to Section 46 of the Capital Markets Law (Ley de Mercado de Capitales), companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market (in this case, the Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires, or any successor thereof) for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims (or challenge any arbitral award, as provided by Sections 758 and 760 of the Argentine Code of Civil and Commercial Procedure) to the competent courts of Argentina. In case that the applicable laws provide for the accumulation of claims related to the same subject matter, such accumulation will be subject to the jurisdiction of the judicial courts.
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
D.Exchange Controls
Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls~~.~~, which have been extended without time limitation by Decree No. 91/2019 issued on December 28, 2019, by the Argentine Executive Branch, and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the Argentine Central Bank, among other things:
(i)Prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency:
•For portfolio investment purposes for more than $200 per calendar month by individuals;
•For portfolio investment purposes by legal entities, local governments, funds and trusts;
•By non-Argentine residents, except for certain exemptions;
•For payment of dividends and earnings, except, among other requirements, if (i) the total amount of said payment of profits and dividends as from January 17, 2020 (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments made to local companies; (ii) the funds are transferred to Argentina and sold for pesos through the foreign exchange market as from such date; and (iii) regarding resident shareholders, the total amount to be paid through the FX Market does not exceed the corresponding amount denominated in Pesos that was determined by the shareholders' meetings.
•For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;
•For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;
•Until December 12, 2024, for the payment of principal under foreign financial indebtedness with related parties, except for certain exemptions.
(ii)The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into pesos through the FX Market in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity
(iii)It is prohibited to access the FX market for the purchase of foreign currency for the payment of local debts and other obligations incurred in foreign currency between Argentine residents originated as of September

1st, 2019, except, among others, in the case of obligations instrumented by means of public registries or deeds dated as of August 30, 2019.
(iv)The proceeds from the collections of foreign currency by Argentine residents abroad for the export of the following goods since September 2nd, 2019 are subject to mandatory transfer into Argentina and conversion into pesos through the FX Market, within the terms described in each case, computed from the shipment date:
•15 consecutive days for crops and soybean oil;
•30 consecutive days for hydrocarbons and derivatives;
•60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;
•180 consecutive days for all other goods; and
•365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than US$ 600,000 and individual exports of less than US$ 15,000 each.
Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five consecutive days computed from the date of payment or collection.

For exports of certain services and all goods included in the Nomenclatura Común del MERCOSUR, the above will be considered completed when the exporter has entered and settled in the exchange market an amount of no less than 80% of the invoiced value and has completed operations of purchase and sale of securities for the unsettled portion, in which securities are acquired with settlement in foreign currency and sold with settlement in local currency in Argentina.
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

(vi)Pursuant to Communication “A” 7001, dated April 30, 2020, and its amendment, in order to gain access to the FX Market for making any kind of payments, and in addition to applicable requirements, the Argentine Central Bank requires an affidavit from the requestor, (i) stating that within the immediately proceeding 180 (or 90 when the operations involve securities issued under Argentine law) consecutive days it has not (a) sold in Argentina securities settled against foreign currency; (b) transferred securities to custody accounts out of Argentina within the immediately preceding 90 consecutive days; (c) acquired in the country securities issued by non-residents with settlement in pesos; (d) acquired Argentine certificates of deposit representing foreign shares; (e) acquired securities representing private debt issued in foreign jurisdictions; and (f) delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad; and (ii) committing within the immediately following 180 (or 90 when the operations involve securities issued under Argentine law) consecutive days not to perform the operations described in (a) yo (f) above.

(vii)Pursuant to sections 3.16.3.3 and 3.16.3.4. of the Consolidated Text of Foreign Exchange of the BCRA, additionally to the affidavit of point (vi) above, in order to gain access to the FX Market, requestors must inform the details of the individuals or legal entities that exercise a relationship of direct control over the requestor and other legal entities conforming the same economic group. (Communication "A" 7766, item 2). Also, requestors must indicate whether they have delivered in the country funds in local currency or other liquid local assets – except funds in foreign currency deposited in local financial entities –, on the 180 calendar days before they request access to the foreign exchange market, to any individual or legal entities that exercises a relationship of direct control over it, or to other companies with which it is part of the same economic group, except those directly associated with operations between residents for the acquisition of goods and/or services. Otherwise, they must present sworn statements from each individual and/or legal person entity who exercises “direct control” over the exchange market or other companies with which it is part of the same economic group, to which it has delivered local currency or local assets, indicating that they have not carried out (nor will they carry out) any of the excluding transactions (a) to (f) of point (vi) above, for 180 consequently days before and 180 consequently days after.
(viii)Communication “A” 7030 of the Argentine Central Bank, dated May 28, 2020, as amended, requires that, for purposes of accessing the FX Market for the outflow of funds, requestor will be required to file an affidavit (i) stating, that as of such date, all of such requestor’s holdings of foreign currency in Argentina are deposited with Argentine financial institutions and that it did not hold, at the beginning of the day on which it requests market access, Argentine certificates of deposit representing foreign shares and/or available liquid assets that together have a value at the beginning of the day on which it requests market access of more than the equivalent of US$100,000 (one hundred thousand U.S. dollars); and (ii) committing to transfer into Argentina and settle for Argentine pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties after May 28, 2020, time deposits made after May 28, 2020, or the sale of any asset when the asset was acquired.
(ix)According to section 3.5. of the Consolidated Text of Foreign Exchange of the BCRA, Argentine residents may access the FX Market for the payment of principal or interest under financial debt with third parties, provided that, amongst others, the following requirements are met: (i) the the funds disbursed as of September 1st, 2019 had been entered and settled against pesos in the FX Market; (ii) the operation was declared, if applicable, in the last due presentation of the “Survey of external assets and liabilities” and (iii) access to the FX Market occurs no more than 3 business days prior to the maturity date of the principal or interest due. Also, the Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness against the settlement of funds received in concept of a new financial indebtedness with foreign parties, or against a canje operation, subject to the compliance with some additional requirements.
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

Moreover, since December 13, 2023, importers of good and services with outstanding commercial debts can access international currencies through the purchase of a special bond, BOPREAL, according to Communication “A” 7918. Importers may subscribe these USD bonds only for up to the amount of their outstanding import transactions accumulated as of December 12, 2023. For more information see ‘Item 3D. Risk Factors - Foreign Exchange Controls Affecting Imports of Goods and Services could adversely affect our business’.
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
Taxation on Dividends
The following rules apply to dividends paid to Argentine resident individuals and non-Argentine residents individuals or entities: (i) exempted from income tax if they are paid out of income generated during fiscal years beginning before January 1, 2018 except if the Equalization Tax applies (as explained below); (ii) subject to an income tax withholding rate of 7% if paid out of income generated during fiscal years beginning on or after January 1, 2018.
These withholding rates might be lower if the holder of our ordinary shares or ADSs is resident of a country which signed a treaty to avoid double taxation with Argentina providing a lower rate and meets all the substantial and formal requirements for such treaty to apply.

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
Material United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs by U.S. Holders (as defined below), but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or the ADSs. This summary does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling will be sought from the U.S. Internal Revenue Service (the "IRS"), with respect to any statement or conclusion in this summary, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following summary or, if challenged, that a court will uphold such statement or conclusion.
This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including the impact of the Medicare tax on net investment income, or to U.S. Holders subject to special rules, such as certain banks or financial institutions, certain U.S. expatriates, insurance companies, individual retirement accounts, dealers in securities or currencies, traders in securities that use a mark-to-market method of tax accounting, U.S. Holders whose functional currency is not the U.S. dollar, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements classified as partnerships or other pass through entities for U.S. federal income tax purposes or holders of equity interests therein, persons liable for alternative minimum tax, U.S. Holders that own, directly, indirectly or constructively, 10% or more of the total voting power or value of our stock, U.S. Holders that are resident in or have a permanent establishment in a jurisdiction outside the United States and persons holding the ordinary shares or ADSs as part of a “straddle”, “hedge”, “conversion transaction”, “constructive sale”, "wash sale" or other integrated transaction. In addition, this summary is limited to U.S. Holders who hold the ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code.
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
The following discussion generally assumes that we are not, and will not become, a passive foreign investment company ("PFIC"), as defined below under “Passive Foreign Investment Company Rules.”
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
Tax Treatment of the ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreements will be complied with in accordance with their terms. For U.S. federal income tax purposes, a beneficial owner of the ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Accordingly, no gain or loss will be recognized upon an exchange of the ADSs for the ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying ordinary shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and us.
Dividends
The gross amount of distributions paid with respect to the ordinary shares or ADSs (other than certain pro rata distributions of ordinary shares to all shareholders), including the amount of any Argentine taxes withheld, will be treated as dividends on the date actually or constructively received to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the ordinary shares or ADSs for more than one year as of the time such distribution is actually or constructively received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from certain other corporations.
Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2023.
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

Dividends received by U.S. Holders will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the ordinary shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “ —Material Argentine Tax Considerations”) will likely not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Further, recently issued final U.S. Treasury regulations ("Final FTC Regulations") require non-U.S. income tax laws to meet certain requirements in order for such taxes to be creditable for U.S. Holders, and we have not determined whether these requirements have been met with respect to Argentine or any other relevant non-U.S. withholding taxes. However, recent notices (the “Notices”) from the IRS indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
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

A U.S. Holder’s adjusted tax basis in the ordinary shares or the ADSs generally will equal the cost of such ordinary shares or the ADSs, adjusted by the amount, if any, of distributions in excess of our current and accumulated earnings and profits, and the amount realized on a sale, exchange or other taxable disposition of the ordinary shares or the ADSs will be the amount received determined on the date of disposition. If an Argentine tax is withheld on the sale or other disposition of the ordinary shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax. See “ —Material Argentine Tax Considerations—Capital Gains” for a description of when a disposition of the ordinary shares or ADSs may be subject to taxation by Argentina. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Therefore, a U.S. Holder may have insufficient foreign source income to utilize foreign tax credits attributable to any Argentine tax imposed on a sale or disposition. Moreover, subject to the Notices described above, under the Final FTC Regulations, non-U.S. taxes on disposition gains of U.S. Holders are likely not creditable for U.S. federal income tax purposes. Any such Argentine tax on disposition gains that are not creditable may reduce the amount realized from the sale or other disposition or alternatively may be deductible. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax liability.

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

Based upon the composition of our income, our assets, the nature of our business, and the current price of our ordinary shares and ADSs, our company does not believe it was a PFIC for the taxable year ending December 31, 2023. There can be no assurance, however, that our company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within our company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If our company is a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs and any of our company’s non-U.S. subsidiaries are also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers about the application of the PFIC rules to any of our company’s subsidiaries.
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
If a U.S. Holder owns ordinary shares or ADSs during any taxable year in which we are a PFIC, that holder generally will be required to file an IRS Form 8621 annually, generally with the U.S. Holder's U.S. federal income tax return for that year unless specified exceptions apply. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations.
Certain elections may be available that would result in alternative treatment (such as mark-to-market treatment) of the ordinary shares or ADSs if we were a PFIC. U.S. Holders should assume, however, that a “qualified electing fund” or “QEF election” will not be available with respect our ordinary shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatment would be in their particular circumstances and regarding the application of the PFIC rules to their investment in the ordinary shares or ADSs generally.
Information Reporting and Backup Withholding
Payments of dividends and proceeds from the sale or other taxable disposition (including redemption) of the ordinary shares or ADS by a U.S. or U.S.-connected paying agent or other U.S. or U.S.-connected intermediary, or made into the United States, generally will be reported to the IRS, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. In addition, certain U.S. Holders may be subject to backup withholding in respect of such payments if they do not provide their taxpayer identification numbers or certification of exempt status.
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

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2023, our total outstanding borrowings on a consolidated basis was Ps. 147,370 million, where 24.4% of the company's consolidated loans accrued interest at a variable rate, including Ps. 29,061 million of Corporate Bonds that bore interest at rates based on Badlar, and Ps. 6,950 million of borrowings with other floating interest rate.
In the event that the average BADLAR rate applicable to our financial liabilities during the year ended December 31, 2023 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately 224 million.
Foreign Currency Exchange Rate Risk
Our liabilities that are exposed to foreign currency exchange rate risk are denominated in U.S. dollars. To partially offset our risk of any depreciation of the peso against the U.S. dollar, from time to time we may enter into derivative or dollar linked contracts. Because we borrow in U.S. dollars in international or local markets to fund our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates.
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2023, our consolidated foreign currency-denominated borrowings was Ps. 111,359 million, denominated in U.S. dollars.
As of December 31, 2023 we did not have foreign currency derivative financial instruments.
In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2023, our foreign currency denominated indebtedness as of December 31, 2023 would have increased by approximately Ps. 28,616 million.
Additionally, considering the exchange regulations and restrictions currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2023, the use of financial instruments to settle the above transactions would result in an impact of approximately 21%.
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
We consider that the liquidity risk exposure is low since we have been generating cash flow from our operating activities, supported on strong profits and have access to loans and financial resources. However, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business. See “Item 3.D Key Information—Risk Factors—Risks Relating to Our Business and Industry—Management’s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may have negative working capital in the near future”.
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
None.
C.Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities
None.
D.Changes in the Trustee or Paying Agents for any Registered Securities
None.
E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Based upon our evaluations, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance of their reliability, as of December 31, 2023.
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
As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
Attestation Report of the Independent Registered Public Accounting Firm

As required by Section 404(b) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, Pistrelli, Henry Martin y Asociados S.R.L., a member of Ernst & Young Global Limited, the independent registered public accounting firm that audited our financial statements for the fiscal year ended December 31, 2023 included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting set forth in our audited consolidated financial statements, which are included in this annual report beginning at Page F-1.
Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2023
There have not been any changes in our internal control over financial reporting during the year of 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
ITEM 16B.    CODE OF ETHICS
As of August 28, 2018, Loma Negra adopted and communicated the new version of the Code of Ethics, named Code of Business Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Business Conduct is posted on our web site at: http://www.lomanegra.com/en/compliance/. Such Code of Business Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. In addition, we did not grant any waivers or make amendments to our Code of Business Conduct during the year ended December 31, 2023.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by the independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited), for audit and other services performed in fiscal years 2023 and 2022 (stated in the current measurement unit as of December 31, 2023):

	2023	2022
	(In thousands of Ps.)
Audit fees (1)	902,003	870,266
Tax fees (2)	5,234	3,527
Other non-audit fees (3)	846	2,647
Total	908,083	876,440

________________
(1)Includes fees for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements and internal control over financial reporting of the company. It includes the audit of annual consolidated financial statements and reviews of quarterly consolidated financial statements. Also includes services typically provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)Includes fees for professional services rendered by our independent registered public accounting firm, in each fiscal year, for tax compliance, mainly related to expatriate services.
(3)Includes fees for training services rendered by our independent registered public accounting firm.
The Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related, non-audit and tax fees in fiscal year 2023.
The engagement of any service rendered by our external auditor or any of its affiliates to Loma Negra or any of its subsidiaries must always have the prior approval of our Audit Committee. Such committee has developed a pre-approval policy regarding the engagement of professional services by our external auditor in accordance with the Sarbanes-Oxley Act. This policy establishes the obligation to obtain prior approval from our Audit Committee for any service to be rendered by our external auditor to Loma Negra or any of its subsidiaries.
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
Not applicable.
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
•Compensation and Nominating/Corporate Governance Committees. The NYSE rules require domestic listed companies to maintain compensation and nominating/corporate governance committees, which must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. “Controlled companies” are not required to comply with this requirement. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. As of the date of this annual report, the Company has the following Committees: (i) Results, Finance and Strategy Committee; (ii) People and Governance Committee; (iii) Risk and Reputation Committee; (iv) Ethics & Compliance Committee; (v) Disclosure Policy Committee; (vi) Committee for the Approval of Transactions with Securities; and (vii) Audit Committee. For more information, see “Item 6 C. Committees of the Board of Directors”
•Shareholder Approval of Equity Compensation Plans. The NYSE rules require shareholders of domestic listed companies to be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Under Argentine law, the basic terms of the equity-compensation plans should be considered at the general shareholders’ meeting, but permits delegation to the board of directors. We have elected to rely on the exemption from these NYSE rules requirement available to foreign private issuers and we comply with our home country practices regarding corporate governance.
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
On November 1, 2017, our board of directors adopted an Insider Trading Policy, amended by the board of directors on July 4, 2018 and again on May 11, 2020. This policy establishes comprehensive procedures and restrictions on trading in the Company's securities by Loma Negra personnel, as well as securities of any other companies. It is designed to promote compliance with applicable insider trading laws, which are enforced in Argentina and the U.S., as well as with rules, regulations, and any listing standards applicable to our company.
The policy applies to all directors, officers, employees of Loma Negra, supervisory board members, controlling shareholders and their representatives or employees and it includes specific procedures and restrictions to prevent inadvertent violations of insider trading laws and manages potential adverse impacts on the company and its audiences.
The policy's rigorous approach to the prevention of insider trading also extends to imposing harsh consequences for failure to adhere to its guidelines and procedures, including disciplinary action up to immediate termination of service and potential legal prosecution.

Loma Negra's Insider Trading Policy serves as an integral part of the company’s overall commitment to legal and ethical conduct, and its adherence to the stringent regulations that govern its operations in the securities market. A copy of this policy is included as Exhibit 11 to this annual report.
ITEM 16K. CYBERSECURITY

Definitions. For purposes of this section:

(1) Cybersecurity incident means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant’s information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.
(2) Cybersecurity threat means any potential unauthorized occurrence on or conducted through a registrant’s information systems that may result in adverse effects on the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.
(3) Information systems means electronic information resources, owned or used by the registrant, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the registrant’s information to maintain or support the registrant’s operations.

Risk management and strategy.
Loma Negra has processes in place to assess, identify and manage material risks arising from cybersecurity threats, which have been integrated into its overall risk management programs. We consider cybersecurity incidents a critical risk. Executive management works with our Information Security Team to periodically review our cybersecurity situation and IT-related security risks, as well as our ability and plans to mitigate and respond to cybersecurity risks.
We have two specialized Information Security teams, comprised of internal staff and external consultants: the Vulnerability Management and Pentesting Team, and the Monitoring and Event Management Team.
The Vulnerability Management and Pentesting Team is in charge of identifying and mitigating potential risks in our systems through penetration testing and proactive vulnerability management, while the Monitoring and Event Management Team is dedicated to detecting and responding to any deviations or unusual behavior of our systems that may indicate an intrusion or security threat.
Both teams report to the Information Security Leader and work closely together to ensure a comprehensive defense of our systems.
Managing security risks associated with third parties (customers and suppliers) is a priority to ensure the protection of our assets and the confidentiality of sensitive data. To this end, we implement a process of evaluation and monitoring of our suppliers, and we have a policy for hiring technology suppliers, which requires the participation and approval of the Information Security Leader and the Compliance Leader for all new hires.

Governance
Our board of directors assumes a central role in strategic oversight, supported by specialized committees for specific risk supervision. We highlight the independence of our Information Security team, which reports directly to the CEO and operates independently from IT Management. This structure ensures impartial and effective risk management, which is crucial to our operational integrity and the confidence of our stakeholders.
Although we do not have a dedicated cybersecurity committee, this critical area is under the direct supervision of our Internal Audit, Risk and SOX Manager. This manager, in turn, reports to both the Audit Committee and the Risk Committee. Both committees meet quarterly to review and discuss information security issues, ensuring continuous and specialized oversight.
Our cybersecurity oversight strategy is based on the adoption of industry-leading frameworks such as the National Institute of Standards and Technology (NIST) guidelines and the Center for Internet Security (CIS), complemented by external audits performed by specialized consulting firms. These frameworks enhance our ability to proactively identify vulnerabilities and manage incidents effectively, aligning our practices with international security standards.
Loma Negra developed a Cybersecurity Incident Response Plan that provides a structured and organized framework for the effective management of cybersecurity incidents. This plan seeks to ensure efficient containment of the attack, eradication of the threat, and operational recovery. In addition, we have a Communication Plan that stipulates the immediate notification of any high or critical risk incident to the relevant committees, ensuring a rapid and coordinated response. In the process of strengthening our digital defenses, we are implementing Microsoft 365 security tools. This significant technology upgrade enhances our capabilities in advanced threat protection, identity and access management, as well as incident analysis and response. This advancement, along with our proactive approach to adopting cybersecurity controls, underscores our continued investment in the security of our infrastructure and data.
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.

ITEM 18.    FINANCIAL STATEMENTS
Our audited consolidated financial statements are included in this annual report beginning at Page F-1.
ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended Bylaws of the Registrant, as of April 25, 2023

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347).

11*	Loma Negra S.A. Insider Trading Policy

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Pistrelli, Henry Martin y Asociados S.R.L.

96.1
Technical Report Summary (La Pampita y Entorno) (report date: March 22, 2023; effective date: December 31, 2021) (incorporated by reference to Exhibit 96.1 to Amendment No. 2 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on March 22, 2023)

97.1*	Loma Negra S.A. Clawback Policy
101. INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*    Filed herewith.
**    Furnished herewith.
+    Management contract or compensatory plan, contract or arrangement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2024	Loma Negra C.I.A.S.A.

[/s/ Sergio D. Faifman]
Name: Sergio D. Faifman
Title: Chief Executive Officer

[/s/ Marcos I. Gradin]
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated financial statements as of December 31, 2023

Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 of Loma Negra Compañía Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Property, plant and equipment

Description of the matter
As of December 31, 2023, the Company’s Property, plant and equipment (“PP&E”) amounts to Argentine pesos (“Ps.”) 482,127 million. As mentioned in Note 13.1. to the consolidated financial statements, the Company carries out an impairment analysis of the amount of these assets when an indicator is identified and suggests that their carrying amount could be less than their recoverable value, which is defined as the highest between its fair value less costs of disposal and its value in use. The Company determined the recoverable value of PP&E based on discounted future cash flows, calculated for each cash generating unit (“CGU”).

Auditing the Company´s PP&E impairment test is complex and highly judgmental due to the significant assumptions and estimates applied by the Company's Management to determine the recoverable value, that are subject to uncertainty related to future events and the impact of the expectations about future market and macroeconomic conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company´s impairment analysis process. For example, we tested controls over the determination of recoverable values, including the valuation models and underlying assumptions used to develop such estimates.

To test the impairment analysis of PP&E our audit procedures included, among others, involving professionals with specialized skills and knowledge in valuation techniques to assist us in evaluating the methodology used by the Company in the determination of discounted cash flows and the significant assumptions used by the Company for determining future cash flows, including discount rates, macroeconomic variables, expected growth rates, price variation levels, expected profit margins, and the required levels of investment in PP&E and working capital for each CGU; comparing those significant assumptions with the Company's historical trend and with information obtained from industry reports and other external information sources; carrying out a sensitivity analysis of changes in the recoverable value in relation to changes in the mentioned significant assumptions; testing the completeness and accuracy of the data used in the recoverable value estimates and testing the mathematical accuracy of the model developed by the Company. We also evaluated the disclosures related to this matter included in the consolidated financial statements.

Consolidated net assets and disclosures related to the Ferrosur Roca railway concession

Description of the matter
As mentioned in Note 2.5. to the consolidated financial statements, the Company consolidates the financial information of its controlled company Ferrosur Roca S.A., that operates the General Roca National Cargo Railway Network pursuant to the concession by the Argentina National Government. The concession original term ended in March 2023. As of December 31, 2023, the recorded amounts of the assets and liabilities related to the concession amount to Ps. 12,451 million and Ps. 9,691 million, respectively.
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
April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on Internal Control Over Financial Reporting

We have audited Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”)´s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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
April 29, 2024

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		For the year ended December 31, 2023
	Notes	2023	2022	2021
Revenues	5	422,160,817	451,954,054	446,871,607
Cost of sales	6	(316,253,576)	(329,905,094)	(305,630,509)
Gross profit		105,907,241	122,048,960	141,241,098
Selling and administrative expenses	7	(38,665,716)	(38,958,912)	(38,390,085)
Impairment of property, plant and equipment	13	-	-	(927,176)
Other gains and losses	8	918,069	10,542,480	1,270,462
Tax on debits and credits to bank accounts	9	(4,676,516)	(4,531,752)	(4,503,693)
FINANCIAL RESULTS, NET
Exchange rate differences	10	(117,211,866)	(23,103,527)	(9,988,880)
Gain on net monetary position		138,760,271	42,809,717	12,181,672
Financial income	10	5,709,934	5,064,518	6,200,123
Financial expenses	10	(73,323,164)	(79,607,300)	(8,135,216)
Profit before tax		17,418,253	34,264,184	98,948,305
INCOME TAX EXPENSE
Current	11	(3,809,918)	(12,782,304)	(40,269,309)
Deferred	11	(3,927,812)	(15,855,125)	(20,195,489)
NET PROFIT FOR THE YEAR		9,680,523	5,626,755	38,483,507
Net income attributable to:
Owners of the parent company		10,305,179	6,037,186	39,949,661
Non-controlling interest		(624,656)	(410,431)	(1,466,154)
NET PROFIT		9,680,523	5,626,755	38,483,507
Total comprehensive income attributable to:
Owners of the parent company		10,305,179	6,037,186	39,949,661
Non-controlling interest		(624,656)	(410,431)	(1,466,154)
Total comprehensive income		9,680,523	5,626,755	38,483,507

Earnings per share (basic and diluted)	12	17.6599	10.3144	67.4772
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023, AS COMPARED WITH DECEMBER 31, 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31, 2023
	Notes	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	13	482,127,908	477,921,441
Right of use assets	14	2,546,342	3,271,458
Intangible assets	15	1,585,465	1,463,250
Investments	16	31,869	31,869
Goodwill	17	317,878	317,878
Inventories	18	22,670,508	19,868,134
Other receivables	20	1,848,118	3,491,282
Total non-current assets		511,128,088	506,365,312
Current assets
Inventories	18	76,485,713	63,539,614
Other receivables	20	21,747,770	18,217,466
Trade accounts receivable	21	22,749,158	28,410,255
Investments	16	1,710,368	13,223,330
Cash and banks	22	5,023,797	2,069,630
Total current assets		127,716,806	125,460,295
Total assets		638,844,894	631,825,607
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023, AS COMPARED WITH DECEMBER 31, 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31, 2023
	Notes	2023	2022
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	121,975,858	118,150,647
Reserves		165,387,745	236,274,028
Retained earnings		6,875,895	6,037,186
Equity attributable to owners of the parent company		294,239,498	360,461,861
Non-controlling interest		(17,963)	606,693
Total shareholders’ equity		294,221,535	361,068,554
LIABILITIES
Non-current liabilities
Borrowings	24	110,145,543	30,766,107
Lease liabilities	14	2,772,804	2,439,055
Provisions	26	6,741,516	4,070,567
Salaries and social security contributions		526,679	294,296
Other liabilities	28	477,915	511,487
Deferred tax liabilities	11	106,599,410	102,671,598
Total non-current liabilities		227,263,867	140,753,110
Current liabilities
Borrowings	24	37,224,733	33,914,391
Lease liabilities	14	1,214,560	879,181
Accounts payable	25	57,255,242	55,117,283
Advances from customers		4,382,101	5,484,815
Salaries and social security contributions		8,874,040	13,846,323
Tax liabilities	27	2,951,041	9,077,763
Other liabilities	28	5,457,775	11,684,187
Total current liabilities		117,359,492	130,003,943
Total liabilities		344,623,359	270,757,053
Total shareholders’ equity and liabilities		638,844,894	631,825,607
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2023	58,359	1,244	43,019,989	917,010	63,954,980	15,487,928	43,080	14,350,655	(20,038,774)	356,176	8,799,320	68,686	227,406,022	6,037,186	360,461,861	606,693	361,068,554
Share-based payment plans (Note 19)	-	-	-	-	-	-	-	-	-	395,927	-	-	-	-	395,927	-	395,927
Granting of share-based payment plans (Note 23)	9	(9)	6,440	(6,440)	108,773	(108,773)	115,757	-	66,615	(182,372)	-	-	-	-	-	-	-
Appropriation as per Annual Shareholders’ Meeting held April 25, 2023:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	6,037,186	(6,037,186)	-	-	-
- Capital reduction	(19)	(1,235)	(14,081)	(910,570)	(237,815)	(15,379,155)	-	-	19,972,159	-	-	-	-	(3,429,284)	-	-	-
Appropriation as per Board of Directors’ Resolution of May 2, 2023:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(48,610,174)	-	(48,610,174)	-	(48,610,174)
Appropriation as per Board of Directors’ Resolution of June 23, 2023:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(28,313,295)	-	(28,313,295)	-	(28,313,295)

Net income for the year														10,305,179	10,305,179	(624,656)	9,680,523
Balances as of December 31, 2023	58,349	-	43,012,348	-	63,825,938	-	158,837	14,350,655	-	569,731	8,799,320	68,686	156,519,739	6,875,895	294,239,498	(17,963)	294,221,535
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of parent company	Non-controlling interest	Total
Balances as of January 1, 2022	58,743	860	43,303,322	633,677	68,740,297	10,702,611	-	14,350,655	(14,481,083)	241,856	8,799,320	68,686	266,461,094	39,949,662	438,829,700	1,017,124	439,846,824
Acquisition of treasury stock (Note 19)	(389)	389	(287,043)	287,043	(4,847,997)	4,847,997	-	-	(5,597,532)	-	-	-	-	-	(5,597,532)	-	(5,597,532)
Share-based payment plans (Note 14)	-	-	-	-	-	-	-	-	-	197,241	-	-	-	-	197,241	-	197,241
Granting of share-based plans	5	(5)	3,710	(3,710)	62,680	(62,680)	43,080	-	39,841	(82,921)	-	-	-	-	-	-	-
Appropriation as per Annual Shareholders’ Meeting held April 14, 2022:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(25,380,007)	-	(25,380,007)	-	(25,380,007)
Appropriation as per Annual Shareholders’ Meeting held April 27, 2022:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	39,949,662	(39,949,662)	-	-	-
Appropriation as per Board of Directors’ Resolution of July 1, 2022:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(42,725,459)	-	(42,725,459)	-	(42,725,459)
Appropriation as per Board of Directors’ Resolution of December 27, 2022:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(10,899,268)	-	(10,899,268)	-	(10,899,268)
Net income for the year														6,037,186	6,037,186	(410,431)	5,626,755
Balances as of December 31, 2022	58,359	1,244	43,019,989	917,010	63,954,980	15,487,928	43,080	14,350,655	(20,038,774)	356,176	8,799,320	68,686	227,406,022	6,037,186	360,461,861	606,693	361,068,554
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balance as of January 1, 2021	59,603	-	43,936,999	-	79,442,907	-	14,350,655	-	-	8,799,320	68,686	162,529,603	103,931,492	413,119,265	2,483,278	415,602,543
Appropriation as per Annual Shareholders’ Meeting held April 20, 2021:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	103,931,491	(103,931,491)	-	-	-
Acquisition of treasury stock (Note 19)	(860)	860	(633,677)	633,677	(10,702,610)	10,702,611	-	(14,481,083)	-	-	-	-	-	(14,481,082)	-	(14,481,082)
Share-based payment plans (Note 23)	-	-	-	-	-	-	-	-	241,856	-	-	-	-	241,856	-	241,856
Net income for the year													39,949,661	39,949,661	(1,466,154)	38,483,507
Balance as of December 31, 2021	58,743	860	43,303,322	633,677	68,740,297	10,702,611	14,350,655	(14,481,083)	241,856	8,799,320	68,686	266,461,094	39,949,662	438,829,700	1,017,124	439,846,824
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	9,680,523	5,626,755	38,483,507
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	7,737,730	28,637,429	60,464,798
Depreciation and amortization	32,191,480	41,348,599	36,149,158
Provisions	6,994,024	4,053,260	2,764,867
Exchange rate differences	95,094,749	15,041,776	1,854,015
Interest expense	62,211,635	15,899,479	2,062,609
Share-based payments	395,927	197,241	241,855
Gain on disposal of property, plant and equipment	(450,860)	(10,486,093)	(540,541)
(Recovery) charge of allowance for other doubtful receivables	(212,407)	602,730	297,902
Loss from securities transactions	1,836,132	54,919,417	-
Impairment of property, plant and equipment	-	-	927,176
Gain on net monetary position	(138,760,271)	(42,809,717)	(12,181,672)

Changes in operating assets and liabilities
Inventories	(14,575,409)	(9,858,881)	1,745,191
Other receivables	(4,792,880)	(9,893,753)	(4,282,708)
Trade accounts receivable	(25,045,352)	(22,254,891)	(9,048,503)
Advances from customers	1,503,830	749,930	773,009
Accounts payable	45,212,240	34,765,134	4,897,069
Salaries and social security contributions	6,742,030	8,768,681	4,318,237
Provisions	(672,274)	(1,255,625)	(1,048,784)
Tax liabilities	(1,596,016)	16,552,552	1,325,703
Other liabilities	7,067,994	175,500	178,343
Income tax paid	(5,532,616)	(33,115,769)	(38,088,680)
Net cash generated by operating activities	85,030,209	97,663,754	91,292,551

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of interest in Yguazú Cementos S.A.	649,496	289,699	2,806,078
Proceeds from disposal of property, plant and equipment	824,916	10,264,091	1,747,265
Payments to acquire property, plant and equipment	(36,053,162)	(31,774,070)	(42,995,891)
Payments to acquire intangibles assets	(669,825)	(324,567)	(623,563)
Payments to acquire investments	-	-	(25,652,214)
Redemption of investments	-	7,458,665	11,621,534
Contributions to FFFSFI	(576,786)	(602,730)	(557,547)
Net cash used in investing activities	(35,825,361)	(14,688,912)	(53,654,338)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	69,468,936	161,017,112	7,585,725
Issuance of corporate bonds	142,486,878	-	-
Interest paid	(54,374,304)	(14,810,324)	(3,458,721)
Dividends paid	(86,844,758)	(67,904,557)	-
Lease payments	(960,757)	(881,969)	(1,072,089)
Repayment of borrowings	(110,861,564)	(148,995,136)	(41,709,560)
Repurchase of common stock	-	(5,597,532)	(14,481,084)
Net cash used in financing activities	(41,085,569)	(77,172,406)	(53,135,729)

Net increase (decrease) in cash and cash equivalents	8,119,279	5,802,436	(15,497,516)
Cash and cash equivalents at the beginning of the year (Note 29)	15,292,960	20,052,396	40,063,098
Effect of restating in constant currency of cash and cash equivalents	(23,218,875)	(11,272,209)	(11,312,922)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	6,540,801	710,337	6,799,736
Cash and cash equivalents at the end of the year (Note 29)	6,734,165	15,292,960	20,052,396
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
1. LEGAL INFORMATION
Legal address:
Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “the Company” or “the Group”) is a corporation organized under the laws of the Argentine Republic with legal address in Boulevard Cecilia Grierson 355, 4th. Floor, City of Buenos Aires, Argentina .
Fiscal year number:
Fiscal year No. 99 beginning on January 1, 2023.
Principal business of the Company:
The Company and its subsidiaries, mentioned below, are referred to in these financial statements as “the Group”.
The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the extraction of mineral resources that are used in the production process. At present, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has mobile concrete plants adaptable to customer construction projects at all times.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is owned by Cofesur S.A.U. with 80% interest, the National State with a 16% interest, and 4% has been transferred by the latter to the employees through a trust created for such purpose. Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to terminate to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the above concession ended in March 2023. However, on December 22, 2022, the Ministry of Transport published Resolution No. 960/2022 in the Official Gazette, provisionally extending for 18 months the concessions of FerroExpreso Pampeano S.A., Nuevo Central Argentino S.A. and Ferrosur Roca S.A. as from the expiration date of their respective concessions; therefore, the concession of Ferrosur Roca S.A. will end in September 2024. The Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 38.
The Group also controls Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste for use as fuel or raw material.
Date of registration with the Argentinian General Inspection of Justice (local regulatory agency):
•Registration of the bylaws: August 5, 1926, under No 38, Book 46.
•Last amendment registered to the bylaws: September 26, 2023, under No 16,416, book 114, Corporations Volume.
•Correlative Number of Registration with Inspección General de Justicia (local regulatory agency): 1,914,357.
•Tax identification number (CUIT): 30-50053085-1.
•Date of expiration: July 3, 2116.
Parent company:
InterCement Trading e Inversiones Argentina S.L. with 52.1409% of the Company’s capital stock and votes.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Capital structure:
The Ordinary and Extraordinary General Shareholders' Meeting, held on April 25, 2023, approved, among other issues, the voluntary reduction of the Company's capital stock for a total of 12,543,339 ordinary shares, which includes
12,352,329 shares in portfolio. and 191,010 unnamed shares.
Considering the aforementioned, as of December 31, 2023, the subscribed for and paid in capital amounts to $58,348,315.10, represented by 583,483,151 book-entry common shares with a nominal value of $0.10 each, and each entitling to one vote.
2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1 Statement of compliance with the International Financial Reporting Standards (IFRS) and bases of preparation of these consolidated financial statements
The consolidated financial statements of the Group as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021 have been prepared and presented in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate the consolidated financial statements in constant currency, as established by the International Accounting Standard 29 (IAS 29).
For comparative purposes, these consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2022 and 2021, which are an integral part of the above-mentioned consolidated financial statements and are presented in order for them to be solely interpreted in accordance with the figures and other information for this current fiscal year. These figures have been restated in the current fiscal year’s end-of-period currency in the manner described in the following section in order to allow comparability.
These consolidated financial statements were approved by the Board of Directors on April 29, 2024, the date when they were available for issuance.
2.2. Financial information presented in constant currency
The consolidated financial statements as of December 31, 2023, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso) in accordance with the provisions included in IAS 29. As a result, the consolidated financial statements are stated in constant currency as at the end of the current fiscal year.
According to IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. IAS 29 provides certain guidelines for illustrative purposes to define a situation in which hyperinflation is deemed to arise, including (i) analysis of general population behavior, prices, interest rate, and salaries in the face of changes in price indexes and the loss of the currency purchasing power and (ii) as a quantitative feature, which is the condition more frequently considered in practice, the existence of a cumulative three-year inflation rate that approximates or exceeds 100%.
In order to assess the above-mentioned quantitative condition and also to restate financial statements, the series of indices to be used in the application of IAS 29 is determined by FACPCE. These series combines the Consumer Price Index (CPI) at the national level and as published by Instituto Nacional de Estadística y Censos (Official Statistics Bureau, “INDEC” as per the initials in Spanish) as from January 2017 (baseline month: December 2016) with the Wholesale Domestic Price Index (IPIM, for its acronym in Spanish) as published by INDEC until that date, computing for the months of November and December 2015, for which INDEC has no information with respect to changes in the IPIM, the variation in the CPI of the City of Buenos Aires.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Taking such index into account, inflation was 211.40%, 94.79% and 50.94% in the years ended December 31, 2023, 2022 and 2021, respectively, and more than 100% accumulated in three years during each of the years presented was reached.
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
(iii) Non-monetary assets and liabilities measured at fair values as of the balance sheet date are not inflation-restated for presentation purposes in the statement of financial position, however, their restated amounts are used to measure the gains or losses caused by holdings of such non-monetary items. For the fiscal years ended December 31, 2023, 2022 and 2021, the Group did not have non-monetary items measured at fair value.
(iv) Non-monetary items measured at historical cost or at the current value of a date prior to the end of the reporting fiscal year are restated by coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. The amounts charged to against the statement of profit or loss and other comprehensive income due to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets shall be determined based on the restated amounts. As of December 31, 2023, 2022 and 2021, the items subject to this restatement process have been those included in inventories, other receivables, property, plant and equipment, right of use assets, goodwill, and non-current investments.
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
Restatement of the statement of profit or loss and other comprehensive income:
(i) Expenses and revenues are restated as from the date they are accrued, except for those profit or loss items related to the consumption of assets measured in purchasing power currency of a date previous to the recording of such consumption which are restated based on the inception date of the asset to which the items are related (such as depreciation, impairment, and other use of assets valued at historical cost); and except also for any profit or loss arising from comparing two measurements expressed in a currency with a purchasing power from different dates, for which it is necessary to identify the amounts compared, their separate restatement and their comparison based on the new restated amounts.
(ii) Net profit or loss on exposure of monetary assets and liabilities to inflation is reported in a separate item of profit and loss , which reflects profit or loss on the exposure to changes in the purchasing power of the currency (“RECPAM” for the Spanish initials of "Resultado por el Cambio en el Poder Adquisitivo de la Moneda").
Restatement of the statement of changes in shareholders’ equity:
All equity components' beginning balances are restated by applying the general price index from the beginning of the fiscal year, and the movements of each such components during the year are restated as from the date of the contribution or initial

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
recognition. Capital stock is presented at nominal values and its corresponding restatement adjustment is presented in the "capital adjustment” account. Other comprehensive income resulting after the transition date of the implementation of IAS 29 is recorded net of the inflation effect.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
Year-end date:
The fiscal year of the Group starts on January 1° and ends on December 31 each year.
Currency:
The consolidated financial statements are presented in thousands of Argentine Pesos ($), the currency of legal tender in the Argentine Republic, and which is the functional currency of the Group. Amounts are rounded without decimals.
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
The Group´s material accounting policies are described below.
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
•Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
The amendments are effective for fiscal years beginning as from January 1, 2024. The amendments are not expected to have an impact on the Group's consolidated financial statements.

•Disclosures: Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
In May 2023, the Board issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments clarify the characteristics of supplier finance arrangements. In these arrangements, one or more finance providers pay amounts an entity owes to its suppliers. The entity agrees to settle those amounts with the finance providers according to the terms and conditions of the arrangements, either at the same date or at a later date than that on which the finance providers pay the entity’s suppliers.
The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period.
Considering the Group's business practice in recent years, no impacts are expected in relation to this modification. This modification is effective for financial statement presentation periods beginning on or after January 1, 2024.

•Lack of exchangeability – Amendments to IAS 21
In August 2023, the Board issued Lack of Exchangeability (Amendments to IAS 21). The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments refer to:
–A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations; a currency is not interchangeable with another currency if an entity can only obtain an insignificant amount of the other currency.
–If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.
–When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted but will need to be disclosed.

•Enhancement and standardization of climate-related disclosures for investors

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
On March 6 2024, the SEC issued the final rules on the enhancement and standardization of climate-related disclosures for investors. This rules mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The Group is currently assessing the impact of this rules that may imply the need of additional disclosure to investors.

Even though as of April 4, 2024 the SEC voluntarily stayed this rules pending completion of the Eighth Circuit Court of Appeal’s review, the SEC will “continue vigorously defending” the rules in court. If the court upholds the rules, it could lead to their prompt adoption once the stay is lifted.

•IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 was issued on 9 April 2024 and becomes effective for reporting periods beginning on or after 1 January 2027. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards.
Adoption of improvements or new standards
The Group has adopted all the improvements and new standards and interpretations issued by the IASB that are relevant to its operations and that are effective for the fiscal year ended December 31, 2023. As from January 1, 2023, these are the new standards or improvements that become effective:

•IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. This rule is not applicable to the Group.

•Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments require entities to disclose their “material accounting policy information”, instead of “significant accounting policies”. The amendments provide guidance and examples to help entities to identify when an accounting policy is material. The Group made the modifications required by the standard, which did not have a material impact on the disclosures of the Group's accounting policies, and did not affect the measurement, recognition or presentation criteria in the Group's financial statements.

•IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

The amendments clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments clarify that a change in the accounting estimate resulting from new information or new developments is not the correction of an error. The amendments had no impact on the Group’s consolidated financial statements.

•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences at that moment. The amendments had no impact on the Group’s consolidated financial statements.

•International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules (inclusive framework about anti base erosion and profit shifting) and include:

(a) A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
(b) Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception (the use of which is required to be disclosed) applies immediately.

Although the BEPS rules are global, the rules would be implemented through legislation enacted in jurisdictions that adopt them. The BEPS rules have not been enacted or substantially enacted in jurisdictions in which the Group operates and/or in those jurisdictions in which its controlling entities operate.
The Group continues monitoring the legislation, including the effective date, any transitional exemption, if applicable, and any other important requirements. The Group will continue the evaluation of the potential exposure to Pillar Two income taxes and its implementation based on the most recent information available at all times, although it understands that it will not have effects on its financial statements on the basis that the rate of income tax that is applicable is higher than the minimum rate of 15% considered by the BEPS rules.

The above mentioned amendments did not have an impact on the Group's consolidated financial statements.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
The consolidated information disclosed in these consolidated financial statements includes the following subsidiaries:

Subsidiary	Main business	Country	% of direct and indirect interest as of
			December 31, 2023	December 31, 2022	December 31, 2021
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1)Directly controlled by Cofesur S.A.U.
Below is a summary of the financial information for Ferrosur Roca S.A., a subsidiary in which shareholders outside the Group have a material non-controlling interest.

	2023	2022
Current assets	6,432,521	6,633,042
Non-current assets	6,018,546	8,015,053
Current liabilities	7,373,666	10,281,947
Non-current liabilities	2,317,828	1,332,845
Shareholders’ equity attributable to owners of the parent company	2,207,659	2,426,642
Non-controlling interest	551,915	606,661

	2023	2022	2021
Revenues	33,265,474	36,384,432	36,273,669
Financial results, net	(1,042,507)	712,145	(351,779)
Depreciation	(2,764,791)	(8,396,827)	(6,894,662)
Income tax	(552,976)	1,452,029	(76,837)
Net losses for the year	(4,745,191)	(5,298,385)	(7,330,754)

	2023	2022	2021
Net cash generated by (used in) operating activities	(1,983,303)	(280,281)	2,865,822
Net cash generated by (used in) investing activities	3,329,828	(2,814,803)	(3,576,068)
Net cash generated by (used in) financing activities	(1,213,679)	3,392,253	556,037
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(228,460)	(175,373)	(115,395)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
3. MATERIAL ACCOUNTING POLICIES
3.1. Revenue recognition
The Group is engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates, operates a railway concession to provide transportation services and it is also engaged in the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements with commercial substance (in general, they are not written) where the Group may identify the right of each one of the parties and the payment terms .
3.1.1. Sale of goods
Revenues from sales of goods are recognized when control over goods is transferred to the customer for an amount that reflects the consideration that the Group expects to be entitled to in exchange for such assets. The customer obtains control of the goods when significant risks and rewards of the products sold are transferred in accordance with the specific delivery terms agreed with the customer. Revenues from the sale of goods are measured at fair value of the consideration received or to be collected, net of commercial discounts. No financing components are considered in the transaction since credit terms vary greatly between 20 and 35 days, depending on the specific terms agreed upon by the Group, which is consistent with market practices.
Some agreements with customers offer commercial discounts or volume-based discounts. If revenues cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. However, due to the fact that performance obligations relate mainly to the delivery of the acquired goods, and that both the price and any discount granted are specifically agreed between the parties, there are in practice no uncertainties associated with revenue recognition from sales of goods. Variable consideration is recognized when there is a high likelihood that there will not be a significant reversal in the amount of the accumulated revenues recognized in the agreement and is measured using the expected value or the most likely amount method, whichever allows to make a better prediction of the amount based on the terms and conditions of the agreement.
The products sold by the Group in general are not returned by customers once they have approved their quality, which occurs at the time of reception.
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
3.2. Goodwill
The goodwill recorded by the Group due to the acquisition of Recycomb S.A.U. and is measured at cost restated in constant currency at the end of the reporting period, as mentioned in Note 2.2.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
As of December 31, 2023, 2022 and 2021, the Group has not recognized any goodwill impairment loss.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
3.5. Foreign currency and functional currency
The consolidated financial statements are presented in Argentine Pesos (Argentina’s currency of legal tender), which is also the functional currency (the currency of the primary economic environment where the entity operates) for all the Group companies , and the reporting currency of the consolidated financial statements.

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

The Group has not capitalized interest or exchange differences in the fiscal year ended December 31, 2023 and 2022, respectively.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
liability for current tax is calculated using the tax rates that have been substantially enacted at the end of the reporting period.
3.7.1.2. Deferred tax
Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all future taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that the Group is likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit.
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
3.7.1.3. Current tax charge and deferred taxes profit or loss
Current and deferred taxes are recognized in the statement of profit or loss and other comprehensive income, except when they relate to items that are recognized in other comprehensive income or directly in shareholders’ equity, in which case the current and deferred taxes are also recognized in other comprehensive income or directly in shareholders’ equity, respectively. When the current tax or deferred tax arises from the initial accounting of a business combination, the tax effect is included in the accounting for the business combination.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As of December 31, 2022 the Group carried receivables for $416,364, in relation to this tax.
3.8. Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods and services, or for administrative purposes, are carried at the cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2, less accumulated depreciation and impairment loss.

The cost includes the stripping and initial preparation of the open pit quarries, as mentioned in Note 3.18, and the counterpart for the environmental restoration and/or dismantling obligations recognized, as indicated in Note 3.12. It also includes borrowing costs for long-term construction projects if the recognition criteria are met.

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
Depreciation of Property, Plant and Equipment commences when such assets are ready for their intended use.

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
3.10. Impairment of tangible and intangible assets
At the end of each period, the Group reviews if any indication that tangible and intangible assets might be impaired.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
In case of impairment indicators are observed, the Group calculates the recoverable amount per cash-generating unit. The recoverable amount of an asset is the higher of the fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments as of year-end with respect to the time value of money considering the risks that are specific to the asset. Cash-generating units match the business segments defined in Note 31.
If the recoverable value of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying value of the asset (or cash-generating unit) is reduced to its recoverable value. Impairment losses are immediately recognized in profit or loss.

When a recognized impairment loss is subsequently reversed, the book value of the asset is increased up to the new recoverable amount but the reversal is limited so that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset or CGU in prior years. Impairment loss reversals are immediately recognized in profit loss. Impairment losses related to goodwill are not reversed in future periods.
3.11. Inventories
Inventories are stated at the lower of cost restated in constant currency at the end of the reporting period in accordance with Note 2.2 and net realizable value.
Costs incurred in bringing products to their present condition are accounted for as follows:
•Raw materials and spare parts: at acquisition cost according to the Weighted Average Price method.
•Finished goods and work in progress: at acquisition cost of raw materials and labor, plus a proportion of manufacturing overheads based on normal operating capacity.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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

.The environmental restoration and asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. In estimating the expected cost, the Group takes into account changes in environmental legislation and regulations, if any, that may impact the process and restoration and dismantling costs. Increases or decreases in the obligation other than the unwinding of discount will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Group discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
Financial asset impairment
The Group assesses at the end of each period whether there is any objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. The impairment is recorded only if there is objective evidence of impairment as the result of one or more events that occurred after the initial recognition of the asset and that impairment can be reliably estimated.
The Group defined a policy to calculate ECLs for trade receivables and record the related allowance for debtors’ impairment. The provision is initially based on the Group’s historical observed default rates and it is complemented by a case by case analysis to identify special circumstances on individual customers and/or transactions.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
Derecognition of a financial asset
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:
•The rights to receive cash flows from the asset have expired, or
•The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset
When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.
When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.
3.15. Ferrocarril Roca Management Trust for capital expenditures
The interest in the Trust for the Strengthening of the Interurban Rail System (“FFFSFI”) was carried at cost, considering the value of the contributions made, net of trust expenses, plus net financing profit accrued through the end of the fiscal year. The amounts that may not be recovered or applied against future capital expenditures have been reduced to their recoverable value by recording an impairment allowance at the end of this fiscal year. The entity is not controlled by Ferrosur Roca S.A. (Note 36).
3.16. Financial Liabilities and Equity Instruments
i)Classification as debt or equity:
Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual agreement and the definitions of financial liabilities and equity instruments.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
Merger premium:
This reflects the recognition of premiums originated in mergers between the Parent Company and Ecocemento S.A. and Compañía de Servicios a la Construcción S.A. in the years 2002 and 2010, respectively. Merger premium balances were restated in constant currency at the end of the reporting period by applying the adjustment procedure described in Note 2.2 based on the respective merger dates.
Share-based payment plans:
It refers to the counterpart of the recognition of share-based payment plans received by Group Directors, restated in constant currency at the end of the reporting period following the adjustment procedure described in Note 2.2, based on the dates of issuance of the plans.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Other comprehensive income:
This includes income and losses recognized directly in equity and that will be transferred from equity to the profit or loss statement or accumulated retained earnings, as defined in IFRS.
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
Non-controlling interest:
This includes the minority ownership interest not owned by Loma Negra C.I.A.S.A. in the net assets and profit or loss of Ferrosur Roca S.A. (20%).
iii)Financial liabilities:
Financial liabilities are classified as at fair value through profit or loss or other financial liabilities.
Financial liabilities at fair value through profit or loss:
A financial liability at fair value through profit or loss is a financial liability held for trading . Financial liabilities are classified as held for trading if:
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
Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising from the remeasurement being recognized in profit or loss. The net gain or loss recognized in profit or loss includes any interest paid on the financial liability and is included in other financial results. Fair value is determined as described in Note 32.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
For debt instruments denominated in foreign currency classified at amortized cost, gains and losses in foreign currency are determined on the basis of the amortized cost of the liability and recognized in “Exchange rate differences” under the “Financial results net” in the statement of profit or loss and other comprehensive income.
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
During fiscal year 2021, the Board of Directors, through its meeting held on February 12, 2021, implemented two new employee incentive programs with the same objective. These programs replaced the one approved by the Board of Directors at its meeting of January 24, 2018, notwithstanding the fact that the annual awards that have already been granted as part of the original program will remain in force.
The programs approved in 2021 consist in delivering, to certain employees, shares of the Company’s common stock listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs, being one of the programs subject to total shareholder return (Total Shareholder Return or “TSR”), and the other to the permanence of the selected employees with the Group. In other words, the effective delivery of the shares will depend on the degree of performance of the return as defined in each of the annual plans that will be issued as part of the program, and on the permanence of the employee with the Group.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
On December 19, 2023, December 21, 2022, and December 21, 2021 the Company’s Board of Directors approved the issuance of the new plans within the framework of the programs implemented in 2021.

The cost of the new share-based payment plans to be settled with equity instruments was initially measured at fair value at the date of grant, determined using a valuation model appropriate to the circumstances. The cost of this type of plan, along with the related changes, is recognized as "Salaries, wages, and social security contributions" in the comprehensive income over the period in which the performance and/or service conditions are met, with contra to “Share-based payment plans” in shareholders' equity. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that will ultimately remain as vested benefit for the employees.

During the years ended December 31, 2023 and 2022, 17,473 and 10,069 American Depositary Receipts (“ADRs”), respectively, were distributed due to the aforementioned incentive programs.
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
4.1. Critical judgments in applying accounting policies

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
4.2.1. Property, plant and equipment and intangible assets
The following is the estimated useful life for each component of property, plant and equipment and intangible assets:

Useful life
Fields	50 to 100 years
Quarries - Stripping cost	Based on estimated tons
Buildings	10 to 50 years
Machinery	10 to 35 years
Furniture and fixtures	5 to 10 years
Tools	5 years
Software	5 years
Transportation and load vehicles	4 to 32 years
The assets used in the concession of Ferrosur Roca S.A. are depreciated over the shorter of their estimated useful lives and the remaining concession term.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of fair value less costs to sell is based on

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
available data from binding sales transactions conducted under market conditions for similar assets or observable market prices less incremental costs of asset disposal. The calculation of the value in use is based on a discounted cash flow model. Cash flows are derived from the budget for next year, extrapolated for subsequent years using a growth rate, and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model, as well as the expected future cash inflows and the growth rate used for extrapolation purposes, among other factors. These matters are the most relevant in the related estimates. Note 13 provides more information on impairment analysis and assumptions used.

The Group has considered the impact of potential climate-related matters, including legislation, which may affect the fair value measurement of assets and liabilities in the financial statements. The group has assessed whether its items of property, plant and equipment are exposed to physical risks, such as flooding, water shortages and increasing forest fires, but understands that such risks do not currently exist due to circumstances and conditions of the locations where its plants, deposits and quarries are located. Additionally, the Group has assessed that it is not currently affected by transition risks, such as those derived from energy efficiency requirements or reductions in emissions due to possible changes in climate-related legislation and regulations. The objectives that the Group has voluntarily imposed in relation to these matters are contemplated in its budgets and business plans and do not have a material impact on the measurements of recoverable values.

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
In the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group has not recorded a provision as it is has not been required under IFRS.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
To this end, the Group has set various environmental sustainability goals within the medium term (year 2030) and long term (year 2050), aligned with the 2030 Agenda Sustainable Development Goals (“SDG”) promoted by the United Nations.

The main committed goals are related to maximizing energy efficiency and renewable energy, reducing gas emissions and improving air quality, reducing the carbon footprint, maximizing water management, streamlining waste management by promoting circular economy, and improving efficiency in the use of materials.

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

5. REVENUES

	2023	2022	2021
Sale of products	614,033,971	627,924,111	613,783,915
- Domestic market	613,771,519	627,743,238	613,379,901
- External customers	262,452	180,873	404,014
Services rendered	15,077,673	18,761,289	20,198,930
Bonuses / Discounts	(206,950,827)	(194,731,346)	(187,111,238)
Total	422,160,817	451,954,054	446,871,607
6. COST OF SALES

		2023		2022		2021
Inventories at the beginning of the year		83,407,748		71,465,476		70,025,517
Finished products	5,235,997		3,610,248		4,312,946
Products in progress	14,966,747		12,165,049		8,240,170
Raw materials, materials, fuel, and spare parts	63,205,004		55,690,179		57,472,401
Purchases and production expenses for the year		332,002,049		341,847,366		307,070,468
Inventories at the end of the year		(99,156,221)		(83,407,748)		(71,465,476)
Finished products	(4,171,765)		(5,235,997)		(3,610,248)
Products in progress	(17,649,645)		(14,966,747)		(12,165,049)
Raw materials, materials, fuel, and spare parts	(77,334,811)		(63,205,004)		(55,690,179)
Cost of sales		316,253,576		329,905,094		305,630,509

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The breakdown of production costs is as follows:

	2023	2022	2021
Fees and compensation for services	4,824,164	6,224,735	6,122,508
Salaries, wages, and social security contributions	48,315,608	49,158,340	48,170,901
Transport and traveling expenses	2,707,952	2,419,876	2,179,660
Data processing	165,897	184,139	120,484
Taxes, duties, contributions, and commissions	5,511,485	6,027,942	6,218,524
Depreciation and amortization	31,860,526	40,557,578	36,155,471
Preservation and maintenance costs	28,848,789	28,111,393	28,360,476
Communications	265,395	302,747	293,150
Leases	559,015	533,776	337,557
Employee benefits	1,580,643	1,469,734	1,329,001
Water, natural gas, and energy services	92,341	71,633	62,353
Freight and tolls	33,085,274	35,201,204	31,589,306
Fuels	50,755,980	52,325,243	41,838,109
Insurance	1,183,817	1,099,379	949,784
Packaging	10,590,791	11,449,210	12,539,651
Electric power	24,278,677	28,865,993	29,872,012
Contractors	24,927,448	22,776,427	22,759,383
Canon (concession fee)	210,582	232,174	239,768
Security	1,427,618	1,495,425	1,537,416
Others	3,937,480	4,462,876	4,158,678
Total	275,129,482	292,969,824	274,834,192

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
7. SELLING AND ADMINISTRATIVE EXPENSES

	2023	2022	2021
Managers and directors’ compensation fees	2,804,523	3,017,529	2,822,191
Fees and compensation for services	3,311,630	2,571,901	2,249,637
Salaries, wages, and social security contributions	9,665,392	9,768,778	8,723,883
Transport and traveling expenses	522,432	502,604	204,903
Data processing	1,390,817	975,828	1,126,570
Advertising expenses	2,127,755	1,808,897	1,891,998
Taxes, duties, contributions, and commissions	8,328,934	9,456,135	9,577,426
Depreciation and amortization	2,014,873	2,522,764	2,255,476
Preservation and maintenance	119,311	67,574	87,347
Communications	211,827	302,606	256,354
Leases	150,090	121,814	155,754
Employee benefits	550,638	294,747	325,978
Water, natural gas, and energy services	18,519	16,152	22,767
Freight	4,688,096	5,725,645	5,890,705
Insurance	1,733,962	963,228	883,015
Allowance for doubtful accounts	109,601	85,119	1,191,265
Security	94,717	87,740	80,928
Others	822,599	669,851	643,888
Total	38,665,716	38,958,912	38,390,085
8. OTHER GAINS AND LOSSES

	2023	2022	2021
Gain on disposal of property, plant and equipment	450,860	10,493,634	540,541
Donations	(276,017)	(219,069)	(273,201)
Technical services and assistance	11,048	17,648	59,921
Gain over tax credit assignment	73,424	340,004	559,347
Contingencies	(853,264)	(1,164,304)	(358,795)
Leases	392,172	521,515	665,628
Service fee from ADS Depositary bank	878,856	442,285	306,068
Insurance claim collection	4,517	-	-
Miscellaneous	236,473	110,767	(229,047)
Total	918,069	10,542,480	1,270,462
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

10. FINANCIAL RESULTS, NET

	2023	2022	2021
Exchange rate differences:
Foreign exchange gains	12,271,935	2,599,842	1,716,834
Foreign exchange losses	(129,483,801)	(25,703,369)	(11,705,714)
Total	(117,211,866)	(23,103,527)	(9,988,880)
Financial income
Interest from short-term investments	5,016,309	4,708,054	6,109,952
Effect of discounts on provisions and liabilities	693,625	356,464	90,171
Total	5,709,934	5,064,518	6,200,123
Financial expenses
Interest on borrowings	(61,852,712)	(17,757,415)	(2,983,830)
Loss from securities transactions (Note 32.4)	(1,836,132)	(54,919,417)	-
Interest on leases	(358,923)	(289,306)	(315,661)
Tax interest	(616,320)	(804,813)	(357,630)
Effect of discounts on receivables	(2,366,806)	(2,667,735)	(2,071,540)
Others	(6,292,271)	(3,168,614)	(2,406,555)
Total	(73,323,164)	(79,607,300)	(8,135,216)
11. INCOME TAX EXPENSES

	2023	2022	2021
Profit before income tax expenses	17,418,253	34,264,184	98,948,305
Income tax rate	35%	35%	35%
Income tax at the statutory tax rate	(6,096,389)	(11,992,464)	(34,631,906)
Adjustments for calculation of the effective income tax:
Recovery of tax losses / Unrecognized tax losses	1,063,259	(13,965,632)	(1,438,622)
Effects of inflation adjustments for accounting and tax purposes	(2,979,017)	(2,571,900)	(1,029,682)
Change in tax rate	(13,233)	3,000	(23,401,908)
Other non-taxable income or non-deductible expense, net	287,650	(110,433)	37,320
Total income tax	(7,737,730)	(28,637,429)	(60,464,798)
Income tax
Current	(3,809,918)	(12,782,304)	(40,269,309)
Deferred	(3,927,812)	(15,855,125)	(20,195,489)
Total	(7,737,730)	(28,637,429)	(60,464,798)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
11.1. The deferred income tax assets and liabilities are as follows:

	2023	2022
Assets
Tax loss carryforward	10,387,206	15,159,150
Valuation allowance of tax loss carryforward	(4,137,345)	(13,982,670)
Leases	504,358	16,370
Provisions	2,071,727	918,897
Salaries and social security contributions	307,325	178,670
Other liabilities	338,199	428,218
Others	566,268	216,228
Total deferred tax assets	10,037,738	2,934,863

	2023	2022
Liabilities
Property, plant and equipment	(100,938,571)	(92,302,691)
Inventories	(14,854,114)	(9,741,243)
Taxes payable (tax inflation adjustment)	(648,759)	(3,374,191)
Borrowings	(194,128)	(89,222)
Others	(1,576)	(99,114)
Total deferred tax liabilities	(116,637,148)	(105,606,461)
Total net deferred tax liabilities	(106,599,410)	(102,671,598)
11.2. Unrecognized temporary differences on investments and other interests
Temporary differences related to investments in subsidiaries and other interests for which no deferred tax assets or liabilities have been recognized since it is not considered probable that they will be reversed in the foreseeable future, are as follows:

	2023	2022
Subsidiaries	(744,988)	1,188,609
Others	(11,122)	(11,055)
Total	(756,110)	1,177,554

The Group carries tax losses in relation to which an impairment has been recognized and other unrecognized tax losses for a total of 14,178,123, of which 429,819 expires in 2024, 100,462 in 2025, 843,487 in 2026, 12,781,349 in 2027 and 23,007 in 2028.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
12. EARNINGS PER SHARE
Basic and diluted earnings per share:
The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2023	2022	2021
Profit attributable to the owners of the parent company used in the calculation of basic and diluted earnings per share	10,305,179	6,037,186	39,949,661
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (in thousands of shares)	583,536	585,317	592,046
Basic and diluted earnings per share (in pesos)	17.6599	10.3144	67.4772

13. PROPERTY, PLANT AND EQUIPMENT

	2023	2022
Cost	1,212,747,831	1,179,854,760
Accumulated depreciation	(730,619,923)	(701,933,319)
Total	482,127,908	477,921,441
Land	6,157,733	6,210,098
Plant and buildings	78,991,885	79,190,529
Machinery, equipment and spare parts	339,259,490	349,634,093
Transportation and load vehicles	6,841,896	7,173,697
Furniture and fixtures	532,842	574,137
Fields and quarries	33,757,180	29,449,339
Tools	624,447	543,136
Construction in process	15,962,435	5,146,412
Total	482,127,908	477,921,441
Cost

	Land	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Works in process	Total
Balance as of January 1, 2022	6,219,522	300,979,660	608,464,616	75,590,036	21,357,079	128,964,236	4,166,935	11,494,837	1,157,236,921
Additions	-	488,183	-	-	-	233,520	-	26,205,979	26,927,682
Disposal	(9,424)	(1,964,150)	(370,246)	(691,216)	(10,381)	(1,257,868)	(6,558)	-	(4,309,843)
Transfers	-	3,852,949	14,752,704	3,364,005	428,916	10,024,085	131,745	(32,554,404)	-
Balance as of December 31, 2022	6,210,098	303,356,642	622,847,074	78,262,825	21,775,614	137,963,973	4,292,122	5,146,412	1,179,854,760
Additions	72	858,529	-	-	-	423,695	-	35,841,852	37,124,148
Disposal	(52,437)	(2,328,480)	(1,231,979)	(617,440)	(741)	-	-	-	(4,231,077)
Transfers	-	4,725,307	6,500,298	1,876,150	163,076	11,479,491	281,507	(25,025,829)	-
Balance as of December 31, 2023	6,157,733	306,611,998	628,115,393	79,521,535	21,937,949	149,867,159	4,573,629	15,962,435	1,212,747,831

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Accumulated depreciation and impairment in value

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Total
Balance as of January 1, 2022	(217,764,600)	(256,984,789)	(66,566,633)	(20,780,972)	(98,460,911)	(3,541,684)	(664,099,589)
Disposal	1,782,024	298,150	601,469	10,381	1,164,835	6,558	3,863,417
Depreciation	(8,183,537)	(16,526,342)	(5,123,964)	(430,886)	(11,218,558)	(213,860)	(41,697,147)
Balance as of December 31, 2022	(224,166,113)	(273,212,981)	(71,089,128)	(21,201,477)	(108,514,634)	(3,748,986)	(701,933,319)
Disposal	2,328,480	1,113,988	401,913	605	-	-	3,844,986
Depreciation charge	(5,782,480)	(16,756,910)	(1,992,424)	(204,235)	(7,595,345)	(200,196)	(32,531,590)
Balance as of December 31, 2023	(227,620,113)	(288,855,903)	(72,679,639)	(21,405,107)	(116,109,979)	(3,949,182)	(730,619,923)
13.1. Impairment of property, plant and equipment
The Group tests property, plant and equipment for impairment when circumstances indicate that their carrying value may be impaired.
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
At the end of fiscal year ended December 31, 2021, considering the prevailing uncertainty of the Argentine economic situation and the inflationary environment, as well as the impact derived from commissioning the new power plant L'Amalí which includes innovative technology and therefore higher efficiency in operating costs compared to other facilities, and the reallocation of production volumes derived from L'Amalí operation, the Group has determined that certain facilities belonging to its cement plant called “Sierras Bayas” would not be used in the foreseeable future, since Sierras Bayas volumes would be reallocated to the new plant considering the volumes produced and sold until then. Therefore, the Group recognized an impairment loss on property, plant and equipment amounting to 927,176 in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2021, that requires not reversal to date.

As of the current fiscal year-end, the Company determined that property, plant and equipment amounts are recoverable.
Cement, Masonry Cement and Lime Cash-generating Unit
The determination of the recoverable amount of cement, masonry cement and lime cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products,

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 15.45% (15.70% in 2022) in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2023.
Concrete Cash-generating Unit
The determination of the recoverable amount of concrete cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 15.45% (15.70% in 2022) in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as of December 31, 2023.
Aggregates Cash-generating Unit
The recoverable amount of aggregates cash-generating unit is determined based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. The discount rate used in cash flow projections is 15.45% (15.70% in 2022) in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as December 31, 2023.
Rail Services Cash-generating Unit
The recoverable amount of rail services cash-generating unit is determined based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded services, the Argentine macroeconomic variables with an impact on the Company’s businesses, and the potential impact that may derive from terminating the current concession and continuing in business as a railway operator, including without limitation the National Government’s maintenance of the railway infrastructure, concession fees to be charged for the use of the rail infrastructure (plus related tolls), the estimated term for the provision of rail services, the routes and businesses to be assigned, and the future demand for freight rail services. The discount rate used in cash flow projections is 16.09% (16.44% in 2022) in US dollars considering that cash flows have been prepared in that currency. As a result of the analysis carried out, no impairment has been determined for this cash-generating unit as December 31, 2023.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
14. RIGHT OF USE ASSETS AND LEASE LIABILITIES
The Group has entered into lease agreements primarily for the lease of offices and premises. Changes in right of use assets and lease liabilities as of December 31, 2023 and 2022 are as follows:

	2023	2022
Lease liabilities:
As of the beginning of the year	3,318,236	1,909,119
Additions	71,084	2,160,014
Financial restatements	358,923	289,307
Foreign Exchange gain /(losses)	4,271,628	930,664
Gain on net monetary position	(3,071,750)	(1,088,899)
Payments	(960,757)	(881,969)
As of the end of the year	3,987,364	3,318,236
Right of use assets:
As of the beginning of the year	3,271,458	1,879,740
Additions	71,084	2,160,014
Depreciation	(796,200)	(768,296)
As of the end of the year	2,546,342	3,271,458

15. INTANGIBLE ASSETS

	2023	2022
Software	1,585,465	1,463,250
Total	1,585,465	1,463,250

Software
Cost:
Balance as of January 1, 2022	7,208,457
Additions	324,567
Balance as of December 31, 2022	7,533,024
Additions	669,825
Balance as of December 31, 2023	8,202,849
Accumulated amortization:
Balance as of January 1, 2022	(5,454,876)
Amortization	(614,898)
Balance as of December 31, 2022	(6,069,774)
Amortization	(547,610)
Balance as of December 31, 2023	(6,617,384)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
16. INVESTMENTS

	2023	2022
Non-Current
Investments in other companies:
- Cementos del Plata S.A.	31,869	31,869
Total	31,869	31,869
Current
Short-term investments:
- Government securities in dollars	1,609,330	-
- Mutual fund in pesos	30,503	2,068,052
- Short-term investments in foreign currency	70,535	11,155,278
Total	1,710,368	13,223,330

Short-term investments in pesos accrue interest at an annual nominal rate of approximately 89.8% and 59.2% as of December 31, 2023 and 2022, respectively. Short-term investments in foreign currency accrue interest at an annual nominal rate of approximately 0.72% and 0.14% as of December 31, 2023 and 2022, respectively.
Short-term investments are held for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s funding needs.
17. GOODWILL

	2023	2022
Cost
Recycomb S.A.U.	317,878	317,878
Total	317,878	317,878
For impairment testing purposes, goodwill was allocated to the waste treatment cash-generating unit. The recoverable amount of this cash-generating unit is determined based on a calculation of the value in use which uses cash flow projections based on financial budgets approved by the directors for a five-year period. The key hypothesis used in the determination of the recoverable value are consistent with the ones disclosed in Note 13.1 used for the impairment test of property, plant and equipment items.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
18. INVENTORIES

	2023	2022
Non-Current
Spare Parts	23,140,685	20,816,309
Allowance for obsolete inventories	(470,177)	(948,175)
Total	22,670,508	19,868,134
Current
Finished products	4,171,765	5,235,997
Production in progress	17,649,645	14,966,747
Raw materials, materials and spare parts	44,945,404	33,450,670
Fuels	9,718,899	9,886,200
Total	76,485,713	63,539,614
19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

The balances between the Group and related parties as of December 31, 2023 and 2022 are as follows:

	2023	2022
Related parties:
InterCement Brasil S.A.
Accounts payable	(141,115)	(93,693)
InterCement Trading e Inversiones S.A.
Other receivables	1,693,789	1,306,661
Accounts payable	(778,006)	(516,560)
Intercement Participações S.A.
Other receivables	1,967,205	1,186,085
Accounts payable	(2,132,681)	(2,306,469)
InterCement Trading e Inversiones Argentina S.L
Other receivables	-	265,265
Other liabilities – dividends payable	-	(5,681,123)
Total Group's balances per item with other related parties as of December 31, 2023 and 2022 are as follows:

	2023	2022
Other receivables	3,660,994	2,758,011
Accounts payable	(3,051,802)	(2,916,722)
Other liabilities – dividends payable	-	(5,681,123)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The transactions between the Group and other related parties during the fiscal years ended December 31, 2023, 2022, and 2021 respectively, are detailed below. These transactions are made on terms equivalent to those that prevail in arm's length transactions:

	2023	2022	2021
InterCement Trading e Inversiones S.A. - sales of goods and services	-	-	23,975
Intercement Participações S.A. - services provided	148,821	238,249	823,953
Intercement Participações S.A. - services received	(2,735,576)	(4,312,762)	(4,303,006)
InterCement Trading e Inversiones Argentina S.A. - distribution of dividends	(40,108,638)	(41,075,634)	-
On May 2, 2023, the Board of Directors of the Company resolved to partially cancel the optional reserve for future dividends in the amount of 48,610,174 (amount restated at the closing date of the period) and distribute as dividends in kind through the delivery of LEDE National Treasury Bill in pesos at a discount maturing on June 6, 2023 (the “Letters”), for a total of 25,590,778,098 Letters (“Total Amount of Letters”), with a ratio of 43.858641084 Letters for each share of $0.10 outstanding face value of the Company. The dividend was made available as of May 5, 2023.

On June 23, 2023, the Company's Board of Directors resolved to partially cancel the optional reserve for future dividends in the amount of 28,313,295 (amount restated at the closing date of the period) and declare a dividend
Additionally, the Company's Board of Directors, at its meetings held on April 14, July 1 and December 27, 2022, approved the distribution of dividends for a total of 25,380,007, 42,725,459 and 10,899,268 (amounts restated as of the fiscal year-end), respectively, and announced as a general principle that shareholders would receive such dividends in Pesos and were guaranteed with the option to receive payment of their portion of dividends in the equivalent amount in United States Dollars by converting the original dividend in pesos at the exchange rate called "Reference Exchange Rate of the Central Bank of the Argentine Republic – Com. "A" 3500" prevailing at the close of the business day immediately prior to the day of dividend availability for distribution; and, in such case, grant shareholders the option of receiving such payment through Caja de Valores S.A. in their local bank account or in a bank account held abroad. Dividends were made available on April 26, 2022, July 12, 2022, and January 9, 2023, respectively.
The amount charged to income as fixed and variable remuneration for key management personnel of the Group was 2,171,265 and 2,448,947 during the fiscal years ended December 31, 2023 and 2022, respectively. Additionally, 697,205 and 224,397 have been accrued as long-term incentive program during the fiscal years ended December 31, 2023 and 2022, respectively (Note 3.17).
No expenditure has been recognized in this or prior fiscal years in respect of bad or doubtful accounts related to amounts owed by related parties.
Amounts outstanding with related parties as of December 31, 2023 are not guaranteed and will be settled in cash. No guarantees have been given or received regarding outstanding balances.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
20. OTHER RECEIVABLES

	2023	2022
Non-Current
Advances to suppliers	809,864	2,102,928
Tax receivables	17,705	57,735
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	283,852	951,538
Prepaid expenses	1,020,549	1,245,819
Guarantee deposits	-	84,800
Subtotal	2,131,970	4,442,820
Allowance for other doubtful accounts	(283,852)	(951,538)
Total	1,848,118	3,491,282

Current
Income tax receivables	5,767,981	8,940,294
Turnover tax receivables	166,448	815,259
Value added tax receivables	191,282	-
Receivable for sale of interest in Yguazú Cementos S.A.	806,452	1,375,475
Related party receivables (Note 19)	3,660,994	2,758,011
Prepaid expenses	1,997,365	1,945,937
Guarantee deposits	919	2,665
Reimbursements receivable	14,694	6,283
Advance payments to suppliers	2,875,372	1,516,256
Salaries advances and loans to employees	41,597	99,089
Insurances receivable	4,838,710	-
Receivables from sales of property, plant and equipment	951,830	716,094
Miscellaneous	434,126	42,103
Total	21,747,770	18,217,466
21. TRADE RECEIVABLES

	2023	2022
Accounts receivable	22,623,900	28,418,758
Accounts receivable in litigations	1,883,274	1,285,941
Notes receivable	5,322	16,801
Foreign customers	161,707	17,874
Subtotal	24,674,203	29,739,374
Allowance for doubtful accounts	(1,925,045)	(1,329,119)
Total	22,749,158	28,410,255
The trade receivables disclosed above are carried at amortized cost.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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
The trade receivables disclosed in the preceding paragraphs include the amounts (see aging analysis below) which are overdue as of December 31, 2023 and 2022. Accounts receivable aging is as follows:

	2023	2022
To expire	14,650,767	18,935,824
Past due:
0 to 30 days	7,029,712	7,193,784
31 to 60 days	449,533	1,334,517
61 to 90 days	278,923	294,520
More than 90 days	2,265,268	1,980,729
Total	24,674,203	29,739,374
Trade receivables disclosed above include certain amounts (see aging analysis below) that are past due at the end of each reporting period, but for which the Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.
Aging of past due, but not impaired, accounts receivable is as follows:

	2023	2022
Past due:
0 to 30 days	7,029,712	7,193,784
31 to 60 days	449,533	1,334,517
61 to 90 days	278,923	294,520
More than 90 days	340,223	1,769,082
Total	8,098,391	10,591,903
Average age of overdue balances (in days)	22	27

The average aging of past due and impaired accounts receivable is as follows:

	2023	2022
Past due:
More than 90 days	1,925,045	1,329,119
Total	1,925,045	1,329,119
In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the receivable from the date the credit was initially granted up to the end of each reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and independent, collection terms are short and there exists credit limit controls applicable to each individual sale transaction.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Changes in the allowance for doubtful receivables were as follows:

Balance as of January 1, 2022	1,575,960
Increases	683,201
Gain on net monetary position	(879,511)
Decreases (*)	(50,531)
Balance as of December 31, 2022	1,329,119
Increases, net of recoveries	1,862,288
Gain on net monetary position	(1,265,427)
Decreases (*)	(935)
Balance as of December 31, 2023	1,925,045
(*)It includes allocation of provisions for specific purposes.
22. CASH AND BANKS

	2023	2022
In Pesos	1,793,728	2,059,103
In Dollars	3,220,510	4,600
In Euros	9,559	5,927
Total	5,023,797	2,069,630
23. CAPITAL STOCK AND OTHER RELATED ACCOUNTS

	2023	2022
Capital stock	58,349	59,603
Capital adjustment	43,012,348	43,936,999
Treasury shares	-	(20,038,774)
Share-based payment plans	569,731	356,176
Treasury shares trading premium	158,837	43,080
Share premium	63,825,938	79,442,908
Merger premium	14,350,655	14,350,655
Total	121,975,858	118,150,647
The issued, paid-in and registered capital stock consists of:
Common stock with a face value of 0.10 per share and entitled to 1 vote each, fully paid-in (in thousands)	583,483	596,026

Since fiscal year 2021, based on the context and the Group’s financial position, the Board of Directors approved various plans for the acquisition of own shares. The purpose of these plans was to use a portion of the Company’s liquidity in an efficient manner, which might result in a higher shareholder return and therefore increase shareholder value considering the current value of the shares. Pursuant to Article 64 of the Capital Markets Law, treasury stock may not exceed, as a whole, the limit of 10% of capital stock. Such acquisitions were made with realized and liquid profits, as the Company had the necessary liquidity to conduct the acquisition of treasury stock, as approved, without affecting its solvency.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Until the date of these consolidated financial statements, the Group acquired 12,352,329 own shares for a total value of 19,972,158 and 27,542 ADRs for a total value of 106,458, whose destination has been the following, with no own shares in the portfolio as of that date:
•Within the framework of the incentive programs for senior staff, 17,473 and 10,069 ADRs were distributed in the months of January 2023 and 2022, respectively.
•On April 25, 2023, the Ordinary and Extraordinary General Shareholders' Meeting approved the voluntary reduction of the Company's share capital for a total of 12,543,339 ordinary shares (which included 12,352,329 shares in the portfolio and 191,010 unnamed actions).

On the other hand, on December 19, 2023, taking into account the context and financial position of the Group, the Board of Directors approved a new plan for the acquisition of own shares for up to a maximum amount of $600 million and for a period of up to on March 30, 2024. During the month of January 2024, the Group acquired 25,650 ADRs for a total value of 146,403.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
24. BORROWINGS
24.1. Composition of borrowings

	2023	2022
Borrowings
- In foreign currency	111,358,993	33,888,039
- In local currency	36,011,283	30,792,459
Total	147,370,276	64,680,498
Non-current borrowings	110,145,543	30,766,107
Current borrowings	37,224,733	33,914,391
Total	147,370,276	64,680,498
24.2 Detail of borrowings

	2023					2022
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - US$
Industrial and Commercial Bank of China (Dubai)		Loma Negra C.I.A.S.A.	3-Month Libor + 7.50%	Nov-23	-	2,148,385
Industrial and Commercial Bank of China (Dubai)	(1)	Loma Negra C.I.A.S.A.	3-Month Libor + 8.00%	Jul-24	-	31,502,232
Banco Patagonia	(2)	Ferrosur Roca S.A.	17.00%	Jun-24	37,281	-
Banco Patagonia	(2)	Ferrosur Roca S.A.	18.00%	Jul-24	88,173	-
Banco Patagonia	(2)	Ferrosur Roca S.A.	36.00%	May-23		6,489
Banco Patagonia	(2)	Ferrosur Roca S.A.	15.00%	May-23		66,664
Banco Patagonia	(2)	Ferrosur Roca S.A.	19.00%	Mar-23		8,875
Banco Patagonia	(2)	Ferrosur Roca S.A.	37.00%	Feb-23		6,016
Banco Patagonia	(2)	Ferrosur Roca S.A.	15.00%	Feb-23		15,397
Banco Patagonia	(2)	Ferrosur Roca S.A.	13.50%	Feb-23		133,981
Total borrowings in foreign currency					125,454	33,888,039

Borrowings in local currency
Bank overdrafts	(3)	Ferrosur Roca S.A.	102.56%	Jan-24	2,304,780	3,863,785
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	97.83%	Jan-24	4,645,464	3,000,735
Bank overdrafts	(4)	Loma Negra C.I.A.S.A.	52.00%	Jan-23	-	9,404,983
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	69.00%	Jan-23	-	6,305,600
Securities-guaranteed borrowing	(5)	Loma Negra C.I.A.S.A.	64.99%	Jan-23	-	8,217,356
Total borrowings in local currency					6,950,244	30,792,459

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2023					2022
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - US$
Serie – Class 2	(6)	Loma Negra C.I.A.S.A.	6.50%	Dec-25	57,851,670	-
Serie – Class 3	(6)	Loma Negra C.I.A.S.A.	7.49%	Mar-26	45,262,452	-
Serie – Class 4	(6)	Loma Negra C.I.A.S.A.	6.00%	Mar-26	8,119,417	-
Total corporate bonds in foreing currency					111,233,539	-

	2023					2022
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - Ps.
Serie – Class 1	(7)	Loma Negra C.I.A.S.A.	BADLAR +2%	Aug-24	29,061,039	-
Total corporate bonds in local currency					29,061,039	-
Total					147,370,276	64,680,498

(1)
In April 2022, Loma Negra C.I.A.S.A. entered into a loan agreement abroad with Industrial and Commercial Bank of China Limited for US$ 56 million, the principal payments of which mature in three equal installments in January, April, and July 2024. The loan was guaranteed by Intercement Participações S.A. up to 51% of its amount. Interest accrues at Libor plus 8% payable on a quarterly basis. As this loan has been used to settle Company obligations held abroad, the loan proceeds have not been deposited or settled through Argentina’s single and free exchange market (“MULC” for the Spanish initials of Mercado Único y Libre de Cambios). The loan has been valued at its amortized cost in foreign currency, and the resulting amounts have been translated into local currency at the official selling exchange rate in force at the end of the reporting period. On October 4, 2023, the Group prepaid the balance owed on the loan with the Industrial and Commercial Bank of China for a total amount of US$48,208 thousand, including interest.

(2)	During the fiscal year 2023 and 2022 , Ferrosur Roca S.A. entered into several contracts in US dollars with Banco Patagonia, accruing interest at a fixed rate.

(3)
As of December 31, 2023 and 2022, the Group carries bank overdrafts in the amount of 6,950,244 and 13,170,120, respectively. Bank overdrafts existing at the beginning of the year were canceled regularly during fiscal year 2023.

(4)
In addition, on July 7, 2022, the Company entered into a loan agreement with HSBC Bank Argentina S.A. for 3,000 million pesos maturing in a term of 180 days, accruing interest at a fixed annual rate of 52%. As of December 31, 2023, it is canceled.

(5)
As of December 31, 2022, Loma Negra entered into fundraising agreements through securities-guaranteed borrowings, using its own shares as guarantee at an annual nominal average rate of 64.99%, which has been canceled during fiscal year 2023.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

(6)
On June 21, 2023, September 11, 2023 and November 2, 2023, the Company issued its Class 2, 3 and 4 Corporate Bonds in dollars for a total amount of US$71,723 thousand, US$55,000 thousand and US10,000 thousand, with an interest rate of 6.5%, 7.49% and 6.00%, and maturing on December 21, 2025, March 11, 2026 and May 2, 2026, respectively. Interest is paid semiannually. The issuance of these corporate bonds in foreign currency has been carried out within the scope of the local public offering, without intervention of the single and free exchange market ("MULC"). These debts have been valued at their amortized cost in foreign currency, converting the resulting amounts into local currency at the official selling exchange rate effective at the end of the reporting period.

(7)
On February 22, 2023, the Company issued its Class 1 Corporate Bonds for a total amount of $25,636.3 million, with an interest rate BADLAR + 2.0%, principal maturity at 18 months and payments quarterly interest.

	2023	2022
Total borrowings by company:
- Loma Negra C.I.A.S.A.	144,940,042	60,579,291
- Ferrosur Roca S.A.	2,430,234	4,101,207
Total	147,370,276	64,680,498
24.3 Movements of borrowings
The movements of borrowings for the fiscal year ended December 31, 2023, are disclosed below:

Balances as of January 1, 2023	64,680,498
New borrowings and financing	69,468,936
Issuance of corporate bonds	142,486,878
Accrued interest	61,852,712
Effects of foreign exchange rate variation	97,363,920
Gain on net monetary position	(123,246,800)
Interest payments	(54,374,304)
Principal payments	(110,861,564)
Balances as of December 31, 2023	147,370,276
As of December 31, 2023, long-term borrowings have the following maturity schedule:

Fiscal year
2025	57,794,807
2026	52,350,736
Total	110,145,543

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
25. ACCOUNTS PAYABLE

	2023	2022
Current
Suppliers	41,824,376	39,003,595
Related parties (Note 19)	3,051,802	2,916,722
Accounts payable for investments in property, plant and equipment	348,192	2,656,884
Provisions for expenses	12,030,872	10,540,082
Total	57,255,242	55,117,283
26. PROVISIONS

	2023	2022
Labor and social security	1,305,780	1,382,456
Environmental restoration	4,574,024	2,219,589
Civil and other	861,712	468,522
Total	6,741,516	4,070,567
Changes in provisions are as follows:

	Labor and social security	Environmental restoration	Civil and other	Total
Balance as of January 1, 2022	645,226	2,035,257	760,956	3,441,439
Increases (*)	1,615,516	1,948,712	546,977	4,111,205
Gain on net monetary position	(582,718)	(1,243,167)	(400,567)	(2,226,452)
Decreases (**)	(295,568)	(521,213)	(438,844)	(1,255,625)
Balance as of December 31, 2022	1,382,456	2,219,589	468,522	4,070,567
Increases (*)	1,610,912	5,480,500	1,329,368	8,420,780
Gain on net monetary position	(1,471,926)	(2,834,570)	(771,722)	(5,078,218)
Decreases (**)	(215,662)	(291,495)	(164,456)	(671,613)
Balance as of December 31, 2023	1,305,780	4,574,024	861,712	6,741,516
(*)    The increase in the environmental provision includes the increase resulting from changes in the measurement of liabilities arising from the estimated restoration schedule and the discount rates used as of December 31, 2023 and 2022, respectively, the effect of which has adjusted the cost of the relevant assets.
(**)    It includes the uses of provisions for specific purposes.
The provision for labor and social security claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover labor and social security litigations. All the provisioned claims are of a similar nature and none of them is individually significant.
Environmental provisions are the provisions made to afford the estimated expenses for the environmental recovery and restoration of the mining areas and the retirement of assets used in production activities, as mentioned in Note 3.12.
The provision for civil and other claims represents the present value of the best estimate of future cash flows that will be required for the Group to cover tax, administrative and civil litigations. All the provisioned claims are of a similar nature and none of them is individually significant.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As of December 31, 2023, as mentioned in Note 3.12, there are claims against the Group classified as possible contingencies. The potential risk amount of those claims is $4,925 million, mainly including $434 million related to tax contingencies, $685 million related to labor contingencies, and $3,806 million related to administrative, commercial and other proceedings. The Group has not recognized a provision for such possible claims, as it is not required under IFRS. As of the date of issuance of these consolidated financial statements, the Group understands there is no evidence to determine that other contingencies could materialize and have a negative impact on the consolidated financial statements.
In the normal course of business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of applicable rules and regulations, also taking into consideration the opinion of its tax and legal advisors along with the evidence available up to the date of issuance of these consolidated financial statements. Nevertheless, there are situations where the assessment by a third party and the possible materialization of damage for the Group are uncertain. In such cases, the Group has not recognized a provision as it is not required by IFRS.
27. TAX LIABILITIES

	2023	2022
Income tax	202,674	601,293
Value added tax	1,377,515	6,528,267
Turnover tax	847,627	1,015,497
Other taxes	523,225	932,706
Total	2,951,041	9,077,763
28. OTHER LIABILITIES

	2023	2022
Non-current
Benefit plans	370,813	302,445
Termination payment plans	107,102	209,042
Total	477,915	511,487
Current
Termination payment plans	301,582	479,710
Dividends payable to related parties (Note 19)	-	5,681,123
Dividends payable to third parties minority	226,309	5,450,550
Agreement for settlement of claims	4,838,710	-
Others	91,174	72,804
Total	5,457,775	11,684,187
29. CASH AND CASH EQUIVALENTS
For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash and banks, and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition), held to settle short term liabilities, which are easily convertible into cash and that have low risk of changes in their value. Cash and cash equivalents

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
at the end of each reporting period as disclosed in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	2023	2022	2021
Cash and banks (Note 22)	5,023,797	2,069,630	2,006,225
Short-term investments (Note 16)	1,710,368	13,223,330	18,046,171
Cash and cash equivalents	6,734,165	15,292,960	20,052,396
30. NON-CASH TRANSACTIONS
Below is a detail of the transactions that did not involve cash flows in each fiscal year:

	2023	2022	2021
- Right of use assets and lease liabilities	71,084	2,160,014	347,192
- Acquisition of financed property, plant and equipment	348,246	5,259,641	9,566,122
- Delivery of shares – benefit plans	182,372	197,242	241,855
31. SEGMENT INFORMATION
The Company has adopted IFRS 8 Operating Segments, that requires operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, the chief operating decision maker, in order to allocate resources and to assess their performance.
This analysis is based on monthly information consisting of historical figures of the identified segments. The information reviewed by the main decision maker consists of the historical details for each month accumulated until the end of the reporting periods being analyzed, which is the reason why they differ from the inflation-adjusted figures as described in Note 2.2.
For management purposes, both financially and operatively, the Company has classified its businesses' activities as follows:
i)Cement, masonry cement and lime: this segment includes profit or loss from the cement, masonry cement and lime business, from procurement of raw materials in quarries, the manufacturing process of clinker and quicklime and their subsequent grinding with certain aggregates for the production of cement, masonry cement and lime.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2023	2022	2021
Revenues
Cement, masonry cement and lime	205,007,364	96,498,837	173,743,274
Concrete	21,866,051	9,389,682	13,901,377
Rail services	18,450,706	8,720,472	15,813,685
Aggregates	7,071,371	2,775,092	2,989,635
Others	1,354,975	664,332	1,189,017
Segment-to-segment eliminations	(20,411,026)	(8,805,043)	(13,482,789)
Total	233,339,441	109,243,372	194,154,199
Effect from restatement in constant currency	188,821,376	342,710,682	252,717,408
Total	422,160,817	451,954,054	446,871,607

	2023	2022	2021
Cost of sales
Cement, masonry cement and lime	118,763,699	58,125,212	101,210,427
Concrete	20,728,478	8,924,833	14,195,542
Rail services	17,254,059	8,308,344	14,989,065
Aggregates	6,081,288	2,282,557	2,866,884
Others	896,919	389,501	742,172
Segment-to-segment eliminations	(20,411,026)	(8,805,043)	(13,482,789)
Total	143,313,417	69,225,404	120,521,301
Effect from restatement in constant currency	172,940,159	260,679,690	185,109,208
Total	316,253,576	329,905,094	305,630,509

	2023	2022	2021
Selling, administrative and other expenses
Cement, masonry cement and lime	17,259,548	4,345,407	13,069,959
Concrete	681,148	337,403	165,426
Rail services	1,021,921	469,408	1,693,896
Aggregates	72,640	33,259	34,672
Others	453,282	211,365	415,838
Total	19,488,539	5,396,842	15,379,791
Effect from restatement in constant currency	18,259,108	23,019,590	21,739,832
Total	37,747,647	28,416,432	37,119,623

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2023	2022	2021
Depreciation and amortization
Cement, masonry cement and lime	3,097,258	2,411,444	4,162,150
Concrete	104,245	57,140	205,878
Rail services	546,760	607,668	950,170
Aggregates	117,188	55,837	104,253
Others	5,241	4,978	15,813
Total	3,870,692	3,137,067	5,438,264
Effect from restatement in constant currency	28,320,788	38,211,532	30,710,894
Total	32,191,480	41,348,599	36,149,158

	2023	2022	2021
Revenues less cost of sales, selling and administrative expenses, and other gains and losses
Cement, masonry cement and lime	68,984,117	34,028,218	59,462,888
Concrete	456,425	127,446	(459,591)
Rail services	174,726	(57,280)	(869,276)
Aggregates	917,443	459,276	88,079
Others	4,774	63,466	31,007
Total	70,537,485	34,621,126	58,253,107
Effect from restatement in constant currency	(2,377,891)	59,011,402	45,868,368
Total	68,159,594	93,632,528	104,121,475
Reconciling items
Tax on debits and credits to bank accounts	(4,676,516)	(4,531,752)	(4,503,693)
Impairment of property, plant and equipment - Cement	-	-	(927,176)
Financial results (loss), net	(46,064,825)	(54,836,592)	257,699
Income tax	(7,737,730)	(28,637,429)	(60,464,798)
Net profit for the year	9,680,523	5,626,755	38,483,507
In relation to the segregation of profit or loss by geographic segment, the Group carries out its activities and operations in Argentina, exports are not significant.
No customer contributed 10% or more of the Group’s revenue for the years ended December 31, 2023, 2022 and 2021, respectively.
32. FINANCIAL INSTRUMENTS
32.1 Capital risk management
The Group manages its capital stock to ensure that its entities will be able to continue as a going concern while maximizing the return to its shareholders through the optimization of debt and equity balances. The Group’s strategy has not changed for the financial years 2023 and 2022.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The Group’s capital structure consists of net debt (borrowings as detailed in Note 24 offset against cash, banks and short term investments) and shareholders’ equity (consisting of issued capital stock, reserves and retained earnings).
The Group is not subject to any external capital requirement.
The Group’s risk management committee reviews the capital structure of the Group.
Net debt-to-equity ratio:
The net debt-to-equity ratio for the reporting fiscal years is as follows:

	2023	2022
Debt (i)	147,370,276	64,680,498
Cash and current investment	6,734,165	15,292,960
Net debt	140,636,111	49,387,538
Shareholders’ Equity (ii)	294,221,535	361,068,554
Net debt-to-equity ratio and shareholders’ equity	0.48	0.14
(i)Debt is defined as long and short-term borrowings.
(ii)Shareholders’ equity includes non-controlling interest, which are managed as capital stock.
32.2 Categories of financial instruments

	2023	2022
Financial Assets
At amortized cost:
Cash and banks	5,023,797	2,069,630
Investments	1,679,865	11,155,278
Accounts receivable and other receivables	33,264,975	33,395,629
At fair value through profit or loss:
Investments	30,503	2,068,052

	2023	2022
Financial Liabilities
Amortized cost	226,900,332	158,530,073
At the end of this reporting period, there are no significant credit risk concentrations for debt instruments designated at fair value through profit or loss. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such instruments.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
32.4 Foreign exchange risk management
The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations, also considering the current exchange regulations in force. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.
The carrying amounts of monetary assets and liabilities denominated in foreign currency at the end of the fiscal years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Liabilities:
United States Dollars	130,228,653	42,156,027
Euros	693,536	1,163,015
Reales	423	265

	2023	2022
Assets:
United States Dollars	15,764,054	16,758,306
Euros	9,559	142,433
32.4.1. Foreign currency sensitivity analysis
The Group is mainly exposed to the US Dollar and Euro, considering that the Group’s functional currency is the Argentine peso.
The following table details the Group’s sensitivity to an increase in the exchange rate of the US Dollar and the Euro as of December 31, 2023. The sensitivity rate is the rate used when reporting exchange rate risk internally to key management staff and represents management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts their translation on the balance sheet day for a 25% change in the exchange rate, considering for its calculation the whole of the items of the subsidiaries.

	US Dollar effect	Euro effect
Income for the year	28,616,150	170,994
Shareholders’ Equity	28,616,150	170,994
Additionally, considering the exchange regulations currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2023, the use of financial instruments to settle the above transactions would result in an impact of approximately 21%

Likewise, as of December 31, 2023 and 2022, the gain/loss from using such instruments to settle certain financial borrowings was Ps. 1,836,132 and Ps. 54,919,417 and is recorded in the statement of profit or loss and other comprehensive income within financial results as "Loss from securities transactions” (Note 10).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
32.5 Interest rate risk management
The Group is exposed to the risk of significant fluctuations in interest rates because Group entities have borrowings at both fixed and floating interest rates. The Group manages this risk by maintaining an appropriate combination of fixed- and floating-rate borrowings.

	2023	2022
Financial Assets:
Investments held to maturity (1)	1,679,865	11,155,278
Investments at fair value through profit or loss (2)	30,503	2,068,052
Financial Liabilities:
Amortized cost (3)	147,370,276	64,680,498
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
In the event that the average SOFR rate applicable to financial liabilities for the fiscal year ended December 31, 2023, were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2023, would have increased by approximately US$ 94,675.
In the event that the average BADLAR rate applicable to financial liabilities for the fiscal year ended December 31, 2023, were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2023, would have increased by approximately 224,317.
With regard to financial assets, a 1.0% increase in the average interest rate during the fiscal year ended December 31, 2023, would have increased financial income by approximately 44,318.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
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

Borrowings	Weighted average effective interest rate %	Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	Total
As of December 31, 2023	61%	6,939,996	9,887,760	47,965,502	119,713,394	184,506,652
As of December 31, 2022	58%	28,741,032	3,771,421	4,665,270	32,740,936	69,918,659

Leases	Weighted average effective interest rate %		Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	Total
As of December 31, 2023		(*)	108,095	324,450	967,459	3,465,001	148,090	5,013,095
As of December 31, 2022		(*)	82,646	247,569	611,888	2,625,646	732,225	4,299,974
(*) The average rates in Pesos were 53% and 69% for the fiscal years ended December 31, 2023 and 2022, respectively. The average rates in US Dollars were 12% and 12% for the fiscal years ended December 31, 2023 and 2022, respectively.
32.8 Fair value measurements
Some of the Group’s financial assets are measured at fair value at the end of this reporting period. The following table provides information on how the fair values of these financial assets are measured (particularly, valuation techniques and inputs used).

	Fair value at:		Hierarchy level
Financial assets	2023	2022
Assets:
Mutual Funds	30,503	2,068,052	Level 1
Level 1: quoted price in an active market.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Fair value of financial assets and financial liabilities measured at amortized cost:
The estimated fair value of borrowings based on the interest rates offered to the Group (Level 3) for financial borrowings amounted to 145,786,056 and 64,288,430 as of December 31, 2023 and 2022, respectively.
The Board considers that the carrying amounts of the remaining financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximate their fair values.
33. GUARANTEES GRANTED TO SUBSIDIARIES
The Company guarantees the bank overdrafts borrowed by Ferrosur Roca S.A. in the normal conduct of its business, and the letters of credit to be entered into by the company to finance imports up to a maximum amount of Ps. 6,400 million. As of December 31, 2023, Ferrosur Roca S.A. carries current account overdraft balances for 2,304,780 and import financing balances for 125,454.
34. RESTRICTED ASSETS
As of the date of these consolidated financial statements, the Group has judicial deposits for 12,957, which are disclosed in other current and non-current receivables.
35. COMMITMENTS
The Group has certain contractual commitments to purchase slag valid until 2028. The estimate of future cash flows is approximately Ps. 5,286,581 thousand per year. Additionally, it has commitments to purchase granite stone up to 2025 for an annual average of Ps. 2.5 million.
In the ordinary course of business, to ensure the supply of key inputs, the Group has entered into contracts for the supply of gas, assuming payment commitments for a total amount of approximately Ps. 65,227 million, of which Ps. 31,352 million is payable during fiscal year 2024, Ps. 22,332 million during fiscal year 2025, Ps. 8,811 million during fiscal year 2026 and Ps. 2,732 million during 2027.
In addition, the Group has entered into power supply agreements with certain suppliers for a total amount of Ps. 91,300 million, of which Ps. 11,425 million per year is payable until 2028 and, and Ps. 34,175 million from 2029.
The Group entered into product sales contracts under which it has undertaken to supply concrete and cement so that a third party can carry out residential projects in the province of Buenos Aires and the City of Buenos Aires. The contracts provide that the Group shall collect a portion of the concrete sales in kind by receiving functional units of the real estate developments upon completion, for which the related agreements of sale have been signed. In addition, the contracts include various rights and obligations for the parties to ensure fulfillment of the main purpose of the contract, which is the purchase and sale of concrete.

36. FUND ADMINISTRATION TRUST FOR INVESTMENT WORKS
On February 5, 2013, a trust agreement was entered into between Ferrosur Roca S.A. and Banco de la Nación Argentina to conduct the formalization process necessary to manage the funds paid by Ferrosur Roca S.A. for the investment works intended to strengthen the interurban rail system.
The trust assets are the amounts contributed by the trustor which are amounts resulting from the application of the Memorandum of Agreement entered into between the Group and "Unidad de Renegociación y Análisis de Contratos de Servicios Públicos" (Unit for the Renegotiation and Analysis of Public Service Contracts) dated May 19, 2008 and ratified by Decree No. 2017 of November 25, 2008, the income that the trust might earn from temporary placement of idle resources, the funds existing in the current account that the Group held at Standard Bank as of February 2013 and any other amounts that must be added to the trust.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
With the enactment of Resolution No. 218 by the Ministry of Transport on July 27, 2016, which was published on August 3, 2016, the procedure for the certification of works proposed by the railway concessionaires was established.
Exhibits I and II of the above-mentioned resolution set a clear procedure whereby the Group must submit the projects of the works to be funded with the trust funds, the circuit to study the projects by the different agencies (National Committee for Transportation Regulation, ADIP and Secretariat of Transportation), the requirements for approval and the contents of the administrative act to be handed down by the competent authority approving the project and the maximum amount to be assigned to the trust accounts for such project.
Based on the new regulation, the Company recognizes in other receivables the contributions to the Trust Fund for the Strengthening of the Interurban Railway System (“FFFSFI”) for which it has the right of reimbursement for infrastructure works under the concession agreements, net of an impairment reserve for the amounts it expects will not be recovered or used against future capital expenditures due to the concession end date. The contributions made during 2023 amounted to Ps. 576,786.
Although the use of trust funds requires approval by the regulatory authority; the nature of the capital-intensive activity guarantees the need for infrastructure works in the amounts contributed, making it unlikely that such approvals will not be granted.

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
On September 1, 2019, the Argentine Central Bank issued Communication “A” 6,770, subsequently amended by Communication “A” 6,869, where the requirements for access to the exchange market are established for remittance abroad of foreign currency as profits and dividends to non-resident shareholders.
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
On November 7, 2018, Decree No. 1027/2018, which regulated Law No. 27,132, was published in the Official Gazette. The relevant subjects were: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of an open access system on the day following expiration of the last

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
concession contract (of the three million private concessions existing at present), including extensions, with the possibility of initiating this modality in the branches that allow it when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.
On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires that operate the current concessions and, through Resolution No. 211 of the Ministry of Transport, published in the Official Gazette on June 28, 2021, and rejected the request for an extension of the concession contracts duly submitted by all the private railway concessionaires. Therefore, the railway concession operated by the Company expired at the end of its original term, that is, on March 10, 2023. The purpose of the National State is that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination.
Consequently, the Group understands that, at the end of its concession, it will continue to provide the cargo transport rail services it currently provides but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. To this end, the Group will have to readjust various operational issues once it hands over control of the railway infrastructure linked to its current concession to the National State. The Group’s Management understands that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.
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

Finally, the Group has reassessed all accounting estimates associated with the end of the current concession. No significant impact is expected as of the issuance date of these consolidated financial statements in this regard. We will continue to monitor the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
39. COMPLAINTS BROUGHT AGAINST THE GROUP AND OTHERS IN THE UNITED STATES
During 2018, two lawsuits were brought in the United States (“USA”) against the Group, its directors and some of its first-line managers and the controlling shareholder at the time of the Company’s initial public offering in 2017 (“Initial Public Offering” or “IPO”), one in federal court and the other in the state of New York.
Regarding the lawsuit filed in federal jurisdiction, after various motions from the parties, on April 27, 2020, the Court sustained the motion to dismiss filed by the Group. Finally, on July 21, 2020, the plaintiffs voluntarily withdrew the appeal filed against the judgment of first instance that fully sustained the motion to dismiss submitted by the Group. Accordingly, a final and conclusive judgment was rendered in favor of the Group and the rest of the defendants, and the lawsuit came to an end.
Regarding the state class action (Kohl v. Loma Negra CIASA, et al. -Index No. 653114/2018 - Supreme Court of the State of New York, County of New York), the complaint was filed with the state courts of New York in June 2018 by Dan Kohl –a shareholder who acquired ADSs issued by the Company during its 2017 initial public offering. The banks that placed the ADSs have also been sued. In the complaint, the plaintiff alleges assumed violations of the US Federal Securities Law on grounds of allegedly false representations contained in the Offering Memorandum and/or failure to include relevant information. On March 13, 2019, the Company filed a motion to dismiss the lawsuit, which, after various instances, resulted in a partially favourable ruling for the Group dated June 1, 2021. This ruling narrowed down the grounds on which the case could proceed according to the plaintiff's allegations, leaving only two points out of all the claims to be addressed in the discovery process: (i) whether there were indeed irregularities on the part of an affiliate of the Group, and (ii) whether it is true that there was a slowdown in payments for public works at the time of the IPO.
In addition, on January 11, 2021, the plaintiff requested to certify the case as a class action, which, after various submissions from the parties, was granted by the court on December 2, 2021.
On January 6, 2022, the case was reassigned from Judge Schecter to another judge in the Commercial Division of the New York Supreme Court, Judge Borrok.
On October 11, 2023, we entered into a proposed agreement with the lead plaintiff which received the preliminary approval from the New York State Court on November 30, 2023. On April 10, 2024 the final approval by the New York State Court was granted. The completion of the Settlement is contingent on a final class payment, to be made before October 11, 2024, which is covered by our Directors and Officers (D&O) insurance policies. Once such payment has been made, the New York State Court should issue the final judgment and the case will end
The Agreement does not contain any admission or acknowledgment of guilt for wrongful conduct by Loma Negra or other defendants in the class action, and it includes a release of all claims.
The material payment obligations under the agreement are covered by insurance policies contracted by the Company, with a significant portion of the Agreement amount having been paid in December 2023, which is deposited in the court’s escrow accounts. There is still an additional payment that must be made 365 days from the signing of the Agreement.
Due to the Group having signed the agreement reached with the lead plaintiff, which was finally approved by the Court, a provision has been recorded for the final committed payment and a credit for the coverage of the insurance policies contracted regarding said payment.
40. INVESTIGATION PROCEEDINGS STARTED BY THE NATIONAL COMMISSION FOR THE DEFENSE OF COMPETITION

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As part of the investigation, the Company has provided and will continue to provide the information and evidence that the CNDC may require and has declared that it has always complied with applicable rules and regulations on relations with competitors and compliance and ethics policies.
41. THE ARGENTINE CONTEXT
On December 10, 2023, new authorities of the Argentine national government took office and began the process of issuing a series of emergency measures in order to face the critical economic situation. The main objectives of the measures include, among others, make more flexible rules for economic development, reduction of different public expenses with the aim of reducing the fiscal deficit, and reduction of subsidies. In the context of the change of government, there was a significant devaluation of the Argentine peso, reflected in the official exchange rate, which raised from approximately 360 pesos per dollar to 800.

Regarding the level of public Argentine debt, there are significant commitments for the coming years, as well as the need to obtain refinancing during the year 2024, both in local and foreign currency. Additionally, other critical macroeconomic indicators are presented such as the fiscal deficit, the reserves of the Argentine Central Bank, as well as the inflation indicators published by the local statistics bureau (INDEC), with retail inflation of more than 210% during the year 2023.

The comprehensive program that the government intends to implement includes reforms in the economy, justice, foreign affairs, infrastructure and others. Some of the measures necessary to carry out the plan will be implemented through one or more executive orders and other measures will require specific laws that must be dealt with by the National Congress, all of which will be part of the legislative agenda and the executive orders to be issued by Argentine President in the coming months.

42. SUBSEQUENT EVENTS
The Group has considered events after December 31, 2023, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed through April 29, 2024, the date when the consolidated financial statements were available for issue.

42.1 Repurchase of common stock

Subsequent to the end of this fiscal year, the Group has executed a treasury shares repurchase program approved by the Board of Directors on December 19, 2023 as explained in Note 23.

42.2 Annual shareholders’ meeting

The annual shareholders’ meeting held on April 25, 2024, approved (i) to allocate the sum of Ps. 6,876 million (in December 31, 2023 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially release and distribute in cash and/or in kind, one or more payments, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations through the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2024.