Form 20-F
period 2024-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2025-04-29
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued and outstanding shares of each class of stock of Loma Negra Compañía Industrial Argentina S.A. as of December 31, 2024 was:
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
•all references to “IFRS” or to "IFRS Accounting Standards" are to the accounting standards issued by the International Accounting Standards Board, or the IASB;
•all references to the “ITL” are to the Income Tax Law effective in Argentina;
•all references to “AFCP” are to the Argentine National Association of Portland Cement Producers (Asociación de Fabricantes de Cementos Portland);
• all references to “BYMA” are to the Argentine Stock Exchange (Bolsas y Mercado Argentinos S.A.); and
•all references to “NYSE” are to the New York Stock Exchange.
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
Financial Statements
We maintain our books and records in constant pesos, the presentation currency for our consolidated financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS Accounting Standards, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 is stated in pesos, our reporting currency.
This annual report includes our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022, together with the notes thereto, or “our audited consolidated financial statements”. All references herein to “our financial statements”, “our audited consolidated financial information”, and “our audited consolidated financial statements”, are to or derived from our consolidated financial statements included elsewhere in this annual report. These references do not pertain to the non-financial information included in this annual report, which is derived from our internal information systems and is not covered by the report of an independent registered public accounting firm.
Our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy starting July 1, 2018.
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
In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national the consumer prices index (Índice de Precios al Consumidor—IPC), or CPI, published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices index (Índice de Precios Internos al por Mayor—IPIM), or WPI, published by the INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2024, 2023 and 2022 was 117.8%, 211.4% and 94.8%, respectively.
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
INDEC reported that the CPI increase was 94.8%, 211.4% and 117.8% for the years ended December 31, 2022, 2023 and 2024 respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2022, an increase of 94.8%, for year ended December 31, 2023, an increase of 276.4%. and for year ended December 31, 2024, a decrease of 67.1%.
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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include the principal risks relating to the company and its business described in “Part I, Item 3. Key Information—D. Risk Factors,” which are also summarized below:
•general economic, political and business conditions, in Argentina, including government policies and as a result of the current government which took office in December 2023;
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
•global economic, political and social conditions and their impact on, including the military conflicts between Russia and Ukraine, Israel and Hamas in the Gaza Strip, tensions between China and Taiwan, as well as the potential outbreaks of communicable diseases around the world, and their impacts on the global economy and consumer spending patterns, particularly in energy costs;
•the impact of the U.S. presidential election results affecting the economy, future government laws and regulations, trade policy matters, such as the imposition of tariffs, fees and other import restrictions;
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
•the development of the judicial recovery process initiated by our controlling shareholder on December 2024;
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Our business faces significant risks. You should consider carefully the risks described below and all other information contained in this annual report. If any of the following risks were to occur, our business, financial condition and results of operations would likely be materially adversely affected. In that event, the trading price of our ordinary shares or American Depositary Shares, or ADSs, would likely decline and you might lose all or part of your investment. The following risks are not the only risks that we face; we are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See also “Cautionary Statement with Respect to Forward-Looking Statements and Risk Factors Summary”.
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
•early termination of our public concession;
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
On September 1, 2019 the Argentine government reintroduced strong restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities. Since then, these restrictions have been modified and, in some respects, eased, and those that remain effective as of the date of this annual report are described in “Item 10.-D Exchange Controls.”.
The Social Solidarity and Productive Reactivation Law No. 27,541, enacted in December 2019, and its regulatory Decree No. 99/2019 (the “Social Solidarity Law”), as amended from time to time, introduced important additional foreign exchange restrictions and tax modifications.

During 2021 there was a recovery of the economic activity (after the impact of COVID-19 in 2020) reflected in the 10.7% GDP growth, and this positive trend continued in 2022, with 5.0% GDP growth. Nevertheless, in 2023 the GDP decreased by 1.6%. Additionally, in 2024 the GDP decreased by 1.7% compared to 2023.
To contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank’s international reserves from US$ 65.7 billion as of December 31, 2018, to US$ 23,1 billion as of December 31, 2023. Since Javier Milei took office in December 2023, the BCRA had bought approximately US$ 4,760 million by the end of March 2025. Throughout March and April 2025, growing tensions in the foreign exchange market compelled the central bank to sell reserves, just as the government approached the final stretch of negotiations with the IMF and other multilateral institutions.
As previously mentioned, on December 10, 2023, Javier Milei assumed as President of Argentina. In the first days of his mandate, the new government launched a set of policies aimed to deregulate the economy to address the economic and social crisis. On December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023, the Executive Branch declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, sanitary and social matters until December 31, 2025. This regulation included numerous amendments and repeals of several laws. The measures include, but are not limited to, the repeal of regulations on housing rental contracts, the supply of essential products, the marketing of mass consumption products, the corporate form of companies where the State participation has been modified, among others.
On December 27, 2023, the Executive Branch submitted to Congress the draft law titled "Bases and Points of Departure for the Freedom of the Argentine People" (the "Bases Law"). After months of negotiations, the Bases Law was finally approved on June 28, 2024. The key points of this approval are as follows:
•Emergency: The declaration of a public emergency in economic, financial, tax, social security, security, defense, tariff, energy, health, administrative, and social matters. The declaration of emergency in the bill is to last until December 31, 2025, but it enables the Executive to extend such term for two more years. In terms of state reorganization, the Bases Law establishes the foundations for legislative delegations to the Executive, namely: i) improving the functioning of the state; ii) reducing the oversizing of the state structure; and iii) ensuring effective internal control in the national public administration.
•Regime for Large Investments: The creation of the 'Regime for Large Investments' ("RIGI"), which establishes a legal and regulatory framework to promote investment in productive projects in Argentina.
•Labor Modernization: Various modifications to laws 24,013 (Employment), 20,744 (Labor Contract Law), and 26,727 (Agricultural Work). Moreover, Law 25,323 (Labor Compensation) is repealed. The amendments include the extension of the trial period or the exemption from penalties and criminal actions for those employers who have not made the corresponding contributions, in exchange for the regularization of the worker.
•Concessions: The possibility for the government to grant public works concessions to private or public entities for the construction, maintenance, or exploitation of public works.
•Various amendments to Laws 17,319 (Hydrocarbons), 24,076 (Natural Gas) and 26,741 (Fiscal Oilfields), including the repeal of Article 1 of Law 26,741, which declared the self-supply of hydrocarbons to be of public interest and a priority objective, and the creation of the National Gas and Electricity Regulatory Entity, replacing the Electricity Regulatory Entity (“ENRE”).
•Tax Modernization: Various tax changes, including, but not limited to, changes in income tax, personal property tax, single taxation and incentives for money laundering.

On April 16, 2024, the Supreme Court of Justice unanimously rejected two actions filed against Decree No. 70/2023, stating that neither of them presented the existence of a 'cause,' 'case,' or 'controversy' that falls under the jurisdiction of the Supreme Court to rule on.

On July 12, 2024, Congress approved Law No. 27.743 on Palliative and Relevant Tax Measures ('Tax Package') regarding the regularization of tax, customs, and fiscal obligations, aimed at achieving voluntary payment by taxpayers and responsible parties. On that same date, the Executive Branch published Decree No. 608/2024 in the Official Gazette, which regulated various provisions of the Tax Package. Chapter II of this Decree specifically outlines the Asset Regularization Regime, designed to incentivize taxpayers to declare unregistered assets. The Asset Regularization Regime was structured in three stages. The first stage ran from October 1, 2024, to November 8, 2024, inclusive, during which a 5% rate was applied to amounts exceeding USD 100,000. The second stage took place from November 9, 2024, to January 31, 2025, inclusively, with the rate increasing to 10%. Finally, the third stage covered the period from February 1, 2025, to

April 30, 2025, inclusively, with the rate rising to 15%. The regime ultimately reached USD 116.8 billion, making it the second largest of its kind in world history, after Indonesia. This outcome surpassed initial expectations under the Milei administration.

On August 5, 2024, Decree No. 695/2024 was published in the Official Gazette, regulating, among other matters, four chapters of Title II of the Bases Law: (i) Administrative reorganization; (ii) Privatizations; (iii) Administrative procedure; and (iv) Public employment. A week later, on August 12, 2024, Decree No. 713/2024 was issued, advancing the regulation of Title III of the Bases Law, specifically addressing 'Contracts and Transactional Agreements,' with particular focus on Chapter I, 'Force majeure in existing contracts and transactional agreements,' as well as certain articles of Chapter II, 'Concessions.' Additionally, on August 23, 2024, the Executive Branch published Decree No. 749/2024, which regulated Title VII of the Bases Law in relation to the RIGI.

On November 29, 2024, the Executive Branch published Decree 1057/2024 in the Official Gazette, where the amendments introduced by the Bases Law to the Hydrocarbons Law, the Gas Law No. 24,076 and the aspects related to the uniform environmental legislation for the sector were regulated.

Regarding Argentina's capacity to obtain financing from international capital markets, on May 13, 2024, the IMF announced that its Executive Board and Argentine authorities had reached an agreement on the eighth review under the agreement with Argentina. As a result, the Board's decision allowed an immediate disbursement of approximately US$ 800 million, bringing the total disbursements under the agreement to approximately US$ 41.4 billion. The Staff-Level Agreement aims at lowering the fiscal deficit, inflation and subsidies, among others, with the goal of promoting the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. Additionally, on March 19, 2025, the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF, which, according to the technical agreement reached by the IMF and the Argentine authorities on April 8, 2025, would enable a new extended funding facility of US$ 20 billion over a period of 48 months. The IMF Executive Board approved said agreement on April 11, 2025.

In January 2025, the IMF Executive Board evaluated Argentina's exceptional access to financing under the 2022 Extended Fund Facility. Although the program did not meet its initial objectives, it allowed for the rescheduling of payments. The program's gradual approach was insufficient to address the economic challenges. However Milei’s administration renegotiated new targets and, in 2024, met all the established parameters, except for the accumulation of net reserves. The IMF in its report from January 2025, projects that Argentina's GDP will stabilize, with a projected annual economic growth of 5.0% for 2025 and 2026. They estimate a year-on-year inflation of 23.2% for 2025.

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
If current fiscal surplus is not maintained, the Argentine economy could be adversely affected, negatively impacting our business and results of operation.
In the past, Argentina has had important macroeconomic imbalances, including frequent and critical fiscal deficits. The Argentine government has had yearly fiscal deficit during approximately 90% of the period comprising 1961 to 2022 (48 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation. The fiscal deficit reached 3% of the GDP in 2021, 2.4% of the GDP in 2022 and 2.9% of the GDP in 2023. However, as a result of the measures taken by Javier Milei´s administration, a financial surplus of 0.3% of GDP was recorded in December 2024, marking the first surplus since 2010.
Failing to maintain the current fiscal surplus and reverting to the historical deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crisis, higher local vulnerability to international credit crisis or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition or results of operations.

If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins.
Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions for long-term economic growth. In recent years, Argentina has experienced high inflation rates.
Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In December 2015, the administration of former President Macri suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the revised information provided by INDEC, inflation reached an annual rate of 94.8% in 2022, 211.4% in 2023 and 117.8% in 2024.
Efforts by successive governments to curb inflation, including price controls and regulation of exports, have faltered, failing to address the structural causes of inflation. Former President Alberto Fernández's administration aimed to shield consumers through price ceilings on essentials and export limits, but recorded fiscal deficits of 2.4% in 2022 and 2.9% in 2023. The current government achieved a primary surplus of 1.8% of GDP in 2024.
Controlling inflation remains a significant challenge. Failure to rectify structural inflationary imbalances could perpetuate rising inflation levels, adversely affecting Argentina's economy. High inflation undermines foreign competitiveness, exacerbates social and economic inequality, and erodes confidence in the banking system, potentially restricting credit access for local companies.
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
Fluctuations in the peso exchange rate, including potential appreciation or depreciation may adversely affect our results of operations, our capital expenditure program, and the ability to service our liabilities and transfers of funds abroad.
Argentina has a history of high volatility in its foreign exchange markets, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. While the devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to pay their foreign currency denominated debt and could lead to higher inflation and reduced real wages, a significant appreciation of the peso could make our products more expensive in both domestic and international markets, potentially reducing demand and jeopardizing our business, which depends on domestic market demand.
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
Given the political and economic landscape, the administration of former President Macri re-introduced rigid restrictions and foreign exchange controls on September 1, 2019, which among other things, significantly curtailed access to the FX Market by individuals and entities. See "Item 10.D Additional Information—Exchange Controls”. Despite the measures adopted by the Argentine government to try to control the increasing depreciation of the peso, in 2022 the peso depreciated by approximately 70% and in 2023, by approximately 356% against the U.S. dollar, based on the official exchange rates published by the Argentine Central Bank.
On December 12, 2023, the Minister of Economy, Luis Caputo, announced the setting of the official exchange rate at Ps. 800 and a 2% monthly “crawling peg.” This resulted in an exchange rate jump of 118.57% for the wholesale dollar and a sharp depreciation of the peso against the dollar. The peso accumulated a depreciation of 26.7% in 2024. Furthermore, on January 13, 2025, the BCRA announced a reduction in the pace of the crawling peg from 2% to 1% per month, effective from February 1, 2025. This measure is part of a context of decelerating inflation and peso appreciation. In this context, the depreciation of the peso during the first three months of 2025 was 3.85%. This recent appreciation in real terms makes Argentine products, including ours, more expensive, potentially affecting the level of activity of the construction industry. By December 2024, the official exchange rate had increased 27.7% compared to its value at the end of the previous year. Additionally, several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differs from the official Argentine peso-U.S. dollar exchange rate. See "Item 10.D “Additional Information – Exchange Controls”.
While the depreciation of the peso can have positive effects on the competitiveness of certain sectors of the Argentine economy, including our business, significant appreciation or continued volatility can negatively impact our competitive position and profitability. Furthermore, both devaluation and appreciation of the peso have had and could continue to have a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the peso has negatively affected the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation initially and significantly reduced real wages. Conversely, a significant appreciation of the peso could negatively impact businesses whose success is dependent on export markets. Both scenarios can adversely affect the Argentine government’s ability to honor its foreign debt obligations. Significant depreciation or appreciation of the peso, or increased exchange rate volatility, could adversely affect the Argentine economy and, consequently, our business.
Additional volatility, appreciation, or depreciation of the peso, or reduction in the BCRA’s international reserves due to currency interventions could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial conditions and results of operations. Any further significant fluctuation in the value of the peso could have material adverse effects on the Argentine economy, which could have a material adverse effect on our results of operations and financial condition.
Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect our capital expenditure program, the consumption of products we provide to local customers or our ability to meet our liabilities denominated in currencies other than the peso. Furthermore, our ability to transfer funds abroad and our ability to pay dividends to shareholders located abroad may be jeopardized if high exchange rate volatility continues and exchange controls are increased in Argentina. Finally, we cannot predict whether the Argentine government will further modify its monetary, fiscal or exchange rate policy in the future.
Government measures, as well as pressure from labor unions, could require private companies to implement salary increases or provide workers with additional benefits, all of which could increase our operating costs.

Labor relations in Argentina are governed by specific legislation, such as Labor Contract Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity in Argentina is regulated by a specific collective bargaining agreement, or CBA, that groups companies together according to industry sector and trade union. Although the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union covering such commercial or industrial activity. In the cement industry, salaries have been established generally on an annual basis (although due to the high inflation over the past years, these are taking place more than once a year) through negotiations between the chambers that represent the cement producers and the cement industry employees’ trade union. The national labor authority (National Secretary of Labor, Employment and Social Security) mediates between the parties and ultimately approves the salary increase to be applied in the cement industry. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the cement union and to whom the collective bargaining agreement applies.
Argentine employers, in both the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. Since December 2023, the minimum salary was raised from Ps. 156,000 to Ps. 279,718, as of December 2024 (in nominal terms). Due to high levels of inflation, both public and private sector employers experience significant pressure from unions and their employees to further increase salaries. The INDEC publishes the "Coeficiente de Variación Salarial" (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase in registered private sector salaries of approximately 165.8% in 2023 and 147.5% in 2024. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Secretary of Labor, Employment and Social Security.

In the past, the Argentine government adopted measures that determined salary increases or additional benefits for workers. Workers and their unions can press employers to grant salary increases or obtain other benefits. Any salary increase or additional benefit could result in an increase in costs and a decrease in the results of the operations of Argentine companies, including those of Loma Negra.
The implementation of exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.
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
In addition, access to foreign currency and its transfer out of Argentina can also be obtained through capital markets transactions denominated Blue-Chip Swaps, subject to certain restrictions and side effects which is more expensive than acquiring foreign currency in the FX Market.
Notwithstanding the measures adopted by the Argentine government in the past years, it is worth noting that President Javier Milei's administration has been gradually easing foreign exchange controls. However, future actions by the Argentine government could include reinstating further exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the peso, which could further limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could further impair our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of the ADSs.
Argentina’s current account and balance of payment imbalances could lead to a depreciation of the peso, and as a result, affect our results of operations, our capital expenditure program and our ability to pay our foreign currency liabilities.
Inflation continues to be a challenge for Argentina given its persistent nature in the past years.
According to INDEC, Argentina’s structural current account accumulated a surplus of US$ 3,287 million in 2021 and a current account deficit of US$ 3,031 million in 2022. In 2023, the Argentine economy recorded a current account deficit of US$ 6,900 million. However, in 2024, the Argentine government registered a current account surplus of US$ 1,029 million for 2024 as a result of cost reduction policies.
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
The measures taken during former president Fernandez administration could not stop the constant devaluation of the peso against the U.S. dollar. Between January 2020 and December 2023, the official nominal exchange rate for pesos into U.S. dollars fell by approximately 1250.80%.

As of December 31, 2024, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 1032.5 per US$1.00, a devaluation of approximately 27.7%. Furthermore, as of April 4, 2025, the official nominal exchange rate reached Ps. 1075,88 per US$ 1.00 reflecting a 24.85% variation compared to the same date of the previous year.

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
Argentina’s sovereign default in 2001 limited its ability to access international financing. Through exchange offers conducted between 2005 and 2010, Argentina restructured over 92% of the sovereign defaulted debt. However, holdout holders declined to participate in the restructuring commenced litigation against Argentina. The Argentine government settled US$9.2 billion outstanding principal amount of the untendered debt held by some of these holdout holders in April 2016 with the proceeds from a US$16.5 billion international bonds offering~~.~~ Although the size of the outstanding claims has decreased significantly, as of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. However, after the settlement with the holdouts and offering Argentina regained access to the international capital markets.
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
Moreover, Argentina's ability to obtain financing from international capital markets has historically been subject to various limitations and challenges, as evidenced in past years, where the need to resort to international organizations has been recurring. In 2018, the IMF´s executive board approved the Stand-By Agreement with the Argentina government, which involved the disbursement of US$ 44 billion. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though an Extended Fund Facility Arrangement which was approved by the IMF’s executive board on March 3, 2022, and approved by the Argentine Congress on March 17, 2022. Ultimately, the Extended Fund Facility Arrangement was approved definitely by the IMF´s executive board on March 25, 2022. The Extended Fund Facility Arrangement seeks to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. In accordance to the Extended Fund Facility Arrangement, Argentina will be paying its debt from 2026 to 2034.

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

On the other hand, in the press release dated May 13, 2024, the IMF announced that the IMF Executive Board and Argentine authorities reached an agreement on the eighth review under the agreement with Argentina. As a result, the Board's decision allowed an immediate disbursement of approximately US$ 800 million (or SDR 600 million), bringing the total disbursements under the agreement to approximately US$ 41.4 billion. Furthermore, on March 19, 2025, the

Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. On April 8, 2025, the IMF reached a technical agreement with the Argentine government for a new US$ 20 billion extended facility over 48 months, subject to quarterly target reviews and a repayment term of 10 years. This agreement was approved by the IMF Executive Board on April 11, 2025, authorizing disbursements for up to US$ 15 billion in 2025 and are available for use without specific restrictions, providing Argentina flexibility in addressing its financial needs.

In addition, the Ministry of Economy is negotiating additional financing with other international organizations for an amount of approximately US$ 6.1 billion.

Moreover, the BCRA announced that it will work with international banks in a new tender to extend the Repurchase Agreement (Repo) facility executed in January 2025 in an amount of up to US$ 2 billion.

Finally, the BCRA has agreed to a new 12-month extension of the activated tranche of the currency swap with the Central Bank of China (PBOC) (approximately US$ 5 billion).
In January 2025, the IMF Executive Board evaluated Argentina's exceptional access to financing under the 2022 Extended Fund Facility. Although the program did not meet its initial objectives, it allowed for the rescheduling of payments. The program's gradual approach was insufficient to address the economic challenges; however, the measures implemented by the government of Javier Milei contributed to stabilization. In this context, Milei’s administration renegotiated new targets and, in 2024, met all the established parameters, except for the accumulation of net reserves. Following a renegotiated agreement, the first disbursement of US$12 billion was made on 15 April 2025. This inflow brought Argentina’s international reserves to US$36,799 million.

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
In December 2019, Alberto Fernández assumed the presidency of Argentina and implemented several measures that increased state intervention, such as: i) the Social Solidarity Law; ii) the Price Control Program; iii) the Public Debt Sustainability Law under Foreign Law; iv) the Shelving Law; and v) Decree No. 690/2020, which regulated the tariffs of certain services. In this same regard, on September 1, 2019, strict exchange controls and restrictions were reinstated, limiting access to the Foreign Exchange Market for purchases and transfers of foreign currency outside Argentina.
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
As of the date of this annual report, the potential for the current administration to introduce further price control measures on our products remains uncertain. Should such measures be enacted, their impact on our operations and financial results cannot be predicted. Government actions like expropriations and interventions, as previously described, could harm foreign investment levels, limit access to international capital markets for Argentine companies, and strain Argentina's commercial and diplomatic relationships. These outcomes could negatively affect our business, financial health, and operational results.
Conversely, the Milei Administration is steering towards reducing government intervention through deregulation efforts aimed at alleviating the economic and social crisis. However, it is not possible to predict the level of success of such efforts and measures and their impact in our operations and financial performance.
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
The economy of Brazil, Argentina’s largest export market and the principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crisis. After the economic crisis of 2015 and 2016, the Brazilian economy is slowly recovering. The real growth per capita has recovered 10% in 2021, but is still 15% down from 2019 figures. As of December 31, 2022, the unemployment rate was 8.3%, as compared to 11.9% at the end of 2021. As of December 31, 2024, the unemployment rate is 6.2% as compared to 7.4% at the end of 2023. On January 1, 2022, Lula da Silva assumed office as a left-wing politician. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.
Notwithstanding the foregoing, a new devaluation of the Brazilian real similar to the one that occurred in 2024 (which, from the beginning of 2024 until January 2025, reached nearly 20%) could result in a decline in Argentine exports and a loss of competitiveness, along with an increase in imports, as Brazilian goods would become more price-competitive in international markets. This could potentially adversely affect the growth of the Argentine economy and its financial position.
International political events and commodity price volatility could adversely affect Argentina’s economy
Changes in social, political, regulatory, and economic conditions in the United States, particularly concerning trade policies, could create uncertainty in international markets and negatively impact emerging market economies, including the Argentine economy. This could, in turn, have a negative impact on our business, results of operations, and financial condition. On November 5, 2024, Donald Trump was elected President of the United States. Since taking office on January 20, 2025, his administration has enacted significant trade tariffs affecting global markets. Notably, a 104% levy on Chinese imports following increased retaliatory actions by China. These tariffs were escalated from previous rates due to diplomatic tensions and are expected to rise the average tariff on Chinese exports to the U.S. to nearly 125%. Meanwhile, other countries, including the European Union, face new tariff rates ranging from 11% to 50%. These measures contribute to market instability and may disrupt trade flows to Argentina, impacting import costs and the broader economy. These actions, along with potential further retaliatory measures from China—such as tariffs on U.S. agricultural products and restrictions on market access—threaten global trade stability and could disrupt economic conditions, impacting Argentina through altered trade flows and increased costs for imported goods crucial to various sectors, including ours.
Meanwhile, the long-standing geopolitical tensions have not abated. On February 24, 2022, Russian military forces launched a major assault against Ukraine, which led to a conflict that is ongoing as of the date of this annual report. Trade disruptions caused during 2022 and 2023 by the conflict and economic sanctions caused instability and increases in the prices of energy which affected the costs of our products. Despite the fact that during 2024 the energy market normalized, we cannot estimate the future impact on our operations that the continuation of this conflict may cause.
The October 7, 2023, assault by Hamas on Israel further exacerbated geopolitical instabilities, culminating in Prime Minister Netanyahu's declaration of war and a full blockade on Gaza. Subsequent military actions, including those between Israel and Iran, have heightened the prospect of extended conflict, potentially involving more nations and impacting global trade dynamics, affecting emerging markets such as Argentina.
Even though a ceasefire was reached on January 19, 2025, between Israel and Hamas, allowing for humanitarian aid, the region remains politically fragile. The withdrawal from the Netzarim Corridor and U.S. President Trump’s plan for Gaza underline ongoing tensions.
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
During 2024, the financial system accrued earnings and maintained high soundness indicators, reinforcing its resilience against potential risks. The provision of payment services continued to grow along the year. Moreover, throughout the year, the stock of financing in pesos to the private sector regained momentum and accumulated an increase of 49.4% year-on-year in real terms, across all groups of financial institutions. The stock of credit in foreign currency to the private sector increased 16.8% in the last month of the year (in original currency), tripling in year-on-year terms. Additionally, the broad liquidity of the financial system in pesos represented 35.9% of pesos deposits at the end of the year, while the corresponding ratio for the U.S. Dollars segment stood at 72%. Both in monthly and year-on-year comparisons, these ratios decreased as a result of the sustained increase in credit to the private sector. When considering all sectors and currencies, the real balance of total deposits slightly decreased in December (0.4% real), remaining unchanged in a year-over-year comparison.
In 2024, fixed-term deposits in pesos from the private sector, as well as means of payment, have shown a decelerated decline due to the drop in inflation as well as in the interest rates. Fixed-term placements have experienced a monthly increase of 3.3% at constant prices as of December 2024.
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

Access to the exchange market may be granted for the payment of new imports of any type of goods as of April 14, 2025 as from the date of customs clearance.

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

The global financial and credit markets are currently experiencing, and have from time to time experienced, extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, decreases in economic growth, increases in unemployment rates, and uncertainty about economic stability. Such volatility and uncertainty have increased the cost of funding for Argentine and international issuers and borrowers.

Recent events have created bank-specific and broader financial institution liquidity risks and concerns. Uncertainty remains regarding liquidity concerns in the financial services industry and potential impacts on the broader global economy. Our business, partners, and the industry as a whole may be adversely impacted in ways that are currently unpredictable. If banks and financial institutions face insolvency or significant financial challenges in the future, based on systemic conditions affecting the banking system and financial markets, our access to existing cash, cash equivalents, and investments may be threatened, possibly causing a material adverse effect on our business and financial condition.

Moreover, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds, their ability to meet obligations to us or engage in new commercial arrangements requiring further payments or funding could be adversely affected. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding could have a material adverse effect on us.

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
See ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.

The judicial reorganization process of our controlling shareholder may have an adverse effect on our business, financial condition or results of operations and/or the market price of our ordinary shares or ADSs
InterCement Participações S.A., our controlling shareholder, is currently undergoing a judicial reorganization process (recuperação judicial) in Brazil following the inability to reach a comprehensive agreement with creditors through its previous out-of-court restructuring efforts. The judicial reorganization process is intended to legally protect and facilitate the restructuring of our controlling shareholder’s financial obligations, introducing uncertainty regarding its future business operations and financial stability. The duration of the judicial reorganization process is uncertain and we have no participation in that process. The judicial reorganization process of our controlling shareholder could result in a change of control with respect to our Company, and could also affect market perception and investor confidence in Loma Negra, which could in turn have a material adverse effect on our business, financial condition or results of operations and/or the market price of our ordinary shares or ADSs.
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
We may face increased competition from the other cement manufacturers. Even though the industry has installed capacity surplus, current competitors may decide to increase their installed capacity.
We also face the possibility of competition in Argentina from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, which may have significantly greater financial resources than us. The enactment of recent regulations in connection with the import of cement may increase the existence of potential foreign competitors in our market.
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
In this regard, within the measures taken by Javier Milei’s administration aimed to eliminate Argentina’s deficit, the National Government decided to stop financing public works. According to the monthly report of the Portland Cement Manufacturers Association, in the first quarter of 2024, dispatches decreased by 29.6% compared to the same period of the previous year. In the second quarter of 2024, they decreased by 32%, in the third quarter of 2024, by 19.9%, and in the fourth quarter of 2024 by 14.1%. During the first quarter of 2025 cement dispatches increased approximately by 11% compared to the same period of 2024. According to INDEC, the surface authorized by building permits increased by 12.5% in December 2024 compared to the same month in 2023, and formal employment on the sector decreased by 9.8%.
If the downturn in the sector continues, the company could be adversely affected in its business, finances and daily operations.
Changes in the cost or availability of raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.
We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. Our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 19%, 18% and 15% in 2024, 2023 and 2022, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Energy accounts for a significant portion of our total cost of sales, and higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.
We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2024, thermal energy cost and electricity cost represented approximately 13% and 8% of our total cost of sales, respectively, and in 2023 and 2022, thermal energy cost and electricity cost represented approximately 16% and 8% and 16% and 9% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies. For more information, see "Item 5.A. Operating and Financial Review and Prospects - Operating Results."
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
As a result of this and other measures implemented by the Argentine government, investments have been made in conventional and renewable energy, moderately increasing the installed capacity during the last years. This increase in capacity has occurred both in thermal and renewable energy (wind and solar), the latter being enhanced by the renewable energy tenders, reaching 13% of the Argentine generation matrix in 2021. The demand supplied by renewable energies increased to 13.9% in 2022, to 14.3% in 2023 and to 16.3% in 2024. In this way, the renewable energies sector continues to advance towards the goal of reaching 20% electricity supply from renewable sources by 2025, as established by Law No. 27,191. In 2024, three new renewable energy projects started operating, incorporating 216 MW into Argentina's electrical system. As a result, Argentina now has 225 operational renewable energy projects, contributing a total of 6,206 MW to the energy matrix.
On December 18, 2023, the Executive Branch published the Decree of Necessity and Urgency 55/2023 (DNU 55) in the Official Gazette, declaring that the national energy sector would be in a state of emergency – with regard to the generation, transportation and distribution of electric power under federal jurisdiction and the transportation and distribution of natural gas – until December, 31, 2024. Later, through Decree No. 1023/2024 the emergency of the national energy sector was extended until July 9, 2025.
Among other matters, DNU 55 launched a tariff review process for electric power and natural gas services that are subject to federal jurisdiction. In this regard, it should be noted that the tariff schedule resulting from the tariff review for the transportation and distribution of natural gas, will be enforced until July 9, 2025. As part of the tariff review, public hearings were held in February 2025.
Regarding energy prices, it should be noted that substantial increases were applied for residential and industrial users in 2024 due to withdrawal of energy subsidies and the adjustment of the distribution value, and further increases are expected in 2025. Additionally, the ongoing construction of the second stage for the Gasoducto Néstor Kirchner (Néstor Kirchner Gas Pipeline) could alter the current status of the Argentine energy industry, particularly affecting the energy prices in ways that we are currently unable to predict.
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
The implementation of our growth strategies depends on certain factors that are beyond our control, including changes in the conditions of the markets in which we operate, actions taken by our competitors and laws and regulations in force in Argentina. The Company's results of operations and financial condition could be adversely affected by unfavorable economic conditions and the Company's eventual inability to access financing to fund its operations in the future. Our failure to successfully implement any part of our strategy may have a material adverse impact on us.
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

For instance, in 2018, two investors who claimed to have purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (defined below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now InterCement Trading e Inversiones S.A.) were named as defendants in both actions. The Federal Class Action was dismissed in 2020, and the dismissal is now final. The State Class Action was resolved through a settlement that was granted preliminary approval by the New York State Court on November 30, 2023, with final approval following on April 10, 2024. The court issued a final judgment on March 3, 2025, and the appeal period expired on April 2, 2025, with no appeals filed. The settlement did not include any admission of liability or wrongful conduct by us or the other defendants in the class action, and included a release of all claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Securities Complaints Commenced Against Loma Negra under US Jurisdiction.”
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
The risks that climate change poses through environmental changes and acute, weather-related events continues to attract considerable public and scientific attention in the EU, the United States and other parts of the world. A number of governmental bodies have finalized, proposed, or are contemplating legislative and regulatory changes in response to the potential effects of climate change. For instance, on March 6, 2024, the SEC adopted final rules to require registrants to include extensive climate-related disclosures in registration statements and annual reports. Among other things, the SEC rules mandate disclosures on (i) Climate related risks that are reasonably likely to have a material effect on our business strategy, results of operations or financial condition; (ii) the actual and potential material impacts of identified climate-related risks on our business; (iii) any activities we have undertaken to mitigate or adapt to material climate-related risks; (iv) the extent of oversight and governance by our board of directors over climate-related risks and the role of management in assessing and managing these risks; (v) our processes for identifying, assessing, and managing material climate-related risks; and (vi) a qualitative description of how our financial statement estimates and assumptions have been materially influenced by climate-related risks and uncertainties, severe weather events, or disclosed climate-related targets or transition plans. On April 4, 2024 the SEC voluntarily stayed its climate-related disclosure rules pending completion of the Eighth Circuit Court of Appeal’s review of the rules, the SEC will “continue vigorously defending” the rules in court. However, on March 27, 2025, the SEC voted to end its legal defense of the climate disclosure rules, ending its previous legal posture. Although this action does not formally repeal the rules, it subjects them to the Eighth Circuit Court of Appeal's final decision. The adoption of these or similar rules in the future may necessitate significant changes in our reporting and operational practices, possibly leading to increased compliance costs and impacting our financial statements.
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
Pursuant to Resolutions 54/2018 of the Secretary of Commerce (former Ministry of Production) and Labor Law — which establishes the technical quality and safety requirements for all types and classes of cements used in construction — cement sold in bags must have a maximum net content of 25 kilograms. Therefore, our cement bags must be reduced from 50 kilograms to 25 kilograms. While the original enforcement date was October 3, 2022, the main cement companies through the AFCP requested an extension of the effective date and worked with the administrative authorities regarding the implementation of this new regulation as well as a potential timeline. As a result, through Resolution 22/2022, the Secretary of Commerce provided that the obligation to comply with Resolution 54/2018 would be postponed to October 3, 2023. On April 24, 2024, the Secretary of Commerce by means of Resolution 11/2024 decided to suspend item 1.4 of Annex II of Resolution 54/2018 until July 1, 2025. Therefore the cement bags reduction will be enforceable as of such date.
Due to the lack of specific regulations it is uncertain how the commercialization of the available stock of 50 kilogram cement bags will be managed after July 1, 2025, and therefore any failure to directly or indirectly comply with Resolution 54/2018 could potentially adversely affect our business.
This implementation could adversely impact our results of operation and financial position.
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
Argentina’s railway concessions are subject to early termination in certain circumstances, including the competent authorities’ decision to regain control of the service or to terminate the concession for breach of contract. Upon termination of a concession, the leased or operated assets must revert to the federal government. The amount of compensation may not be sufficient to cover all the losses suffered by us as a result of such early termination. In addition, certain creditors may have priority with regard to such compensation. Likewise, upon termination, the competent authority may claim compensation alleging a purported breach of the concession contract.
In addition, Law No. 27,132 (passed in April 2015), inter alia, established that the Argentine Executive Branch must adopt all necessary measures to recover the administration of railway infrastructure, provide for open access to the freight railroad transportation system and empowers the Ministry of Transport to terminate and renegotiate railway concession contracts. It also provided for the creation of a National Registry of Railroad Operators, which was established by Decree No. 1924/15, within the purview of the National Commission of Transport Regulation (CNRT). The full implementation of the open access scheme entails the re-assumption by the Government of the administration of the railways infrastructure and, once in effect, would represent a significant change to the Argentine railway system. This regulatory change may benefit those sectors which are interested in operating railways in Argentina, as well as those that wish to transport commodities and other products through them.
In November 2018, Decree No. 1027/2018 amended several provisions of Law No. 27,132, allowing for the renegotiation of railway concession contracts and the possibility of extending terms by up to ten years, and regulates concessionaire investments. The decree stipulates that the open-access scheme will be fully implemented once current railway concession agreements, including any extensions, have expired.
On March 8, 2018, Ferrosur Roca applied for a ten-year extension to its concession. By March 20, 2019, the Ministry of Transport indicated that a Special Commission, as established by Decree No. 1027/2018, would oversee the renegotiation process, including analyzing the extension request to facilitate the open-access scheme.

Resolution No. 1112/18 appointed new Commission members by late 2018, but changes in membership delayed progress. Ferrosur Roca made its extension request conditional on renegotiation of concession terms, to address business impacts.
On November 3, 2020, Ministry of Transport Resolution No. 248/2020 removed the Lobos-Bolívar branch from Ferrosur Roca's concession scope. Ferrosur ratified its representatives and requested negotiation resumption, highlighting its commitment to progression despite setbacks.
Resolution No. 219/2021, issued on March 29, 2021, established CNRT rules for the National Registry of Railroad Operators, granting operational capacity to Ferrosur and other concessionaires. Upon open access implementation, registered operators will provide services irrespective of facility ownership. Registrants must fulfill specific service requirements, adhere to CNRT regulations and laws, and pay fees. Obligations include notifying CNRT of corporate changes and submitting annual financial statements. Performance compliance is monitored through annual CNRT reports.
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

On December 28, 2022, the Argentine Ministry of Transport issued Resolution No. 960/2022, extending the term of the concession by 18 months as of March 10, 2023, until September, 2024. Such term was again extended by the Ministry of Economy on October, 2024 by means of Resolution No. 991/2024 until September 10, 2025.
However, such extension may be revoked at any time, with or without cause, and Ferrosur Roca will not be entitled to receive or claim any compensation if the decision to revoke the concession is taken before September 2025.
On February 11, 2025, the Ministry of Economy, through Resolution 99/2025, ordered the removal of part of Branch 38, from Kilo Cinco to Sola “A” Station, from the concession granted to Ferrosur Roca S.A. As a result, the railway infrastructure for this section was transferred to Administración de Infraestructuras Ferroviarias (ADIF), a national public sector company operating within the Secretariat of Transportation of the Ministry of Economy. This removal could adversely affect our concrete operations at the Sola plant.
In addition, on February 10, 2025, the Argentine Executive Branch issued Decree 67/2025 authorizing the total privatization of Belgrano Cargas y Logística S.A., through the vertical disintegration and separation of the activities and assets of each of its business units through the celebration of public works concession contracts for the railway tracks and workshops, together with their adjacent properties, and the sale of the rolling stock through a public auction. Although this decree does not directly affect our concession, it demonstrates the Argentine government’s willingness to implement significant changes to railway infrastructure policies and concession frameworks.
As of the date of this annual report, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to the stated terms or that they will extend the term of the railway concession upon the current expiration fixed on September 2025. Furthermore, we cannot guarantee that the Argentine authorities will actually implement the open access scheme nor the mechanism and terms in which the rolling stock will be leased. Any such action by the Argentine authorities could have a material adverse effect on our business, financial condition and results of operations.
For additional information related to Ferrosur Roca’s railway concession, See “Item 4.B Information on the Company—Business Overview—Ferrosur Roca”.
Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.
Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. A “qualified person” (as defined in Regulation S-K 1300) employed by us reviewed our limestone reserves for 2024, confirming no material changes necessitating updates in our annual filing, as defined by Regulation S-K 1300. We did not employ independent third-parties to review reserves over the five-year period ended December 31, 2024. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff.
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
We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cybersecurity threats, however, as of December 31, 2024, our insurance does not cover losses associated with cybersecurity risks. If our losses exceed our insurance coverage, or if we are not covered by our insurance policies, we may be liable for any shortfalls or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.
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

In December 2023, the Argentine Executive Branch issued the Urgent and Necessary Decree No. 70/2023 (“DNU”, for its acronym in Spanish) by which significant changes to labor regulations were made (eliminating fines for lack of registration of employment, flexible regulations for employees, contractors, and outsourcing models, among others). However, the two union confederations in Argentina (the General Confederation of Labor -“CGT”- and Argentine Workers’ Central Union -“CTA”-, entities to which all trade unions are associated) presented a challenging against the DNU before the National Labor Courts. The resolution by the National Supreme Court is pending. Thus, labor chapter of the DNU is still suspended.

However, the Bases Law incorporated some of the changes introduced by the DNU (such as the elimination of the very expensive labor fines for lack or deficient registration of employment) in addition to other new modifications. The changes instituted by the Bases Law aim to make it easier for private sector employers to hire and manage their workforce so it should not negatively affect our results of operations.

Among others, the changes introduced by the Bases Law aim to reduce the contingencies, and economic exposure related to labor claims in general, and to those made by third-party employees, in particular. Risks may not be ruled out because the Bases Law is very recent and the courts’ reactions and approaches is still unknown.

In the past, the Argentine government has introduced laws, regulations and decrees requiring private companies to maintain certain minimum wage standards and provide specific benefits to employees. We cannot guarantee that the current Argentine government will not take measures that will increase wages or require us to provide additional benefits that result in an increase in our costs and expenses, but this is not expected to happen
Failures in our information technology systems and information security (cybersecurity) systems can adversely impact our operations and reputation.
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
To date, we have not detected, and our external service providers have not informed us of, any relevant event that has materially damaged, interrupted or caused an intrusion in our systems. Any significant data leakage or theft of information could affect our compliance with data privacy laws and harm our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2024, our insurance does not cover any risk associated with any cybersecurity risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.
Risks Relating to Our Ordinary Shares and the ADSs
The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs increased by 68% and 4% in 2024 and 2023, respectively. The variation in value may be affected by the following factors:
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
•widespread illnesses or epidemics;
•developments and perceptions of risks in Argentina and in other countries; and
•a change in control, including as a result of the restructuring of our controlling shareholder's financial obligations.
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

Argentine income tax law provides that the income resulting from the sale, exchange or other transfer of shares and other securities is subject to tax at a rate of 15% for Argentine resident individuals or a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year, for Argentine companies; in addition, dividend distributions to Argentine resident individuals or non-Argentine residents are subject to a 7% additional tax, as per the amendment to the Income Tax Law by Law No. 27,630. These corporate rates apply to fiscal years starting as from January 1, 2021, and the tax on dividends are applicable for fiscal years starting as from January 1, 2018.
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
Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.
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
However, starting on January 17, 2020 and until fiscal years beginning on or after January 1, 2025, Argentine companies may transfer funds abroad in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the American Depositary Shares, or ADS holders, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments made to local companies and the funds must be transferred to Argentina and sold for pesos through the foreign exchange market as from such date. In case of non-resident shareholders, the total amount to be paid through the FX Market does not exceed the corresponding amount denominated in pesos that was determined by the shareholders’ meeting. Access to the foreign exchange market for the payment of dividends in cases not above contemplated will require prior approval of the BCRA.
According to BCRA Communication “A” 8226, dated April 11, 2025, Argentine companies shall have access to the foreign exchange market to purchase and transfer foreign currency abroad for the payment of profits and dividends to non-resident shareholders pursuant to certain provisions set forth in foreign exchange regulations. These distributions must correspond to distributable profits derived from realized earnings arising from regular and audited annual financial statements for fiscal years beginning on or after January 1, 2025.
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
Payments of cash dividends and distributions, if any, will be made in pesos, although we reserve the right to pay in other currency or in kind to the extent permitted by applicable law. Subject to applicable law, the ADS depositary will convert such dividends received in pesos into U.S. dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS depositary's fees and expenses, currency conversion expenses and taxes or governmental charges, if any. In the event that the ADS depositary is unable to convert immediately the amount in pesos received as cash dividends or the amount in kind into U.S. dollars the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the peso or the fluctuation of the value of the payment in kind.
In case the depositary for the ADSs is prevented from converting pesos received in Argentina into U.S. dollars for the account of the ADS holders by any regulatory and/or de facto restrictions that may be applicable, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.
Your voting rights with respect to the shares are limited.
Holders may exercise voting rights with respect to the shares underlying ADSs only in accordance with the provisions of the deposit agreement. There are no provisions under Argentine law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Capital Markets Law No. 26,831 ("LMC") requires us to notify our shareholders by publications in certain official and private newspapers between 20 and 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter and subject to legal limitations, provide to each ADS holder upon the terms of the deposit agreement:
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
Our controlling shareholder beneficially owns 52.14% of our outstanding ordinary shares as of the date of this annual report. As such, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:
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
See ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.
The Pledge of a portion of our shares by the Controlling Shareholder may lead to market fluctuations and potential change of control
On June 4, 2020, Intercement Trading e Inversiones S.A. pledged all of its shares in Loma Negra (which represent 52.14% of our total capital stock) in favor of Planner Trustee DTVM Ltda., as collateral for debenture obligations of Intercement Participações S.A. and Intercement Brasil S.A. Should the pledge be executed by Planner Trustee DTVM Ltda. to satisfy the debt, it may result in a change of control of the company and it may lead to market fluctuations in the price of our shares. Such an event could potentially impact our stakeholder interests and future business prospects of our company.
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
ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
Loma Negra is a corporation organized as a Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina. Our principal executive offices are located at Boulevard Cecilia Grierson 355, 4th Floor, Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires, Argentina and the telephone number of the office is 54-11-4319-3048.
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Any filings we make electronically with the SEC are available to the public at the SEC’s web site at http://www.sec.gov. Our website is http://www.lomanegra.com. The contents of our website and other websites referred to herein are not part of this annual report.
We were incorporated on May 10, 1926 and registered in the regulatory agency on August 5, 1036. Our date of expiration is July 3, 2116 and, pursuant to section 4 of our bylaws, our corporate purpose includes engaging in commercial, industrial, real estate and financial activities. We are also authorized to carry out business in the mining and construction industries, and to operate transportation and public services.
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

On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE and our ordinary shares began to trade on BYMA.
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
Our most recent material investments is the one related to Resolution 54/2018 of the Secretary of Commerce of adjusting our cement bags to the 25 kilograms format. which should be effective as of July 1, 2025.
B.Business Overview
We produce and distribute cement, masonry cement, aggregates, concrete and lime, which are products primarily used in private and public construction. We work with wholesale distributors, concrete producers and industrial customers, among others. We are a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. As of December 31, 2024, we held a market share of 44.4% in terms of sales volume in Argentina according to our management estimates.
Over our 99-year history we have built Argentina’s sole nationwide vertically integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2024, our annual installed clinker and cement production capacities amounted to 7.3 million tons and 12.1 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 149 years, based on the cement production levels of the last five years.
For the year ended December 31, 2024 and 2023, we had revenues of Ps. 699,179 million and Ps. 919,313 million, respectively, and net profit of Ps. 153,627 million and Ps. 21,080 million, respectively. For the year ended December 31, 2024 and 2023, we also had net profit margin (net profit divided by revenues and expressed as a percentage) amounted to 22.0% and 2.3%, respectively. Our net debt (borrowings offset against cash and banks, cash-equivalent and other short term investments) as of December 31, 2024 was Ps. 162,348 million and Ps. 306,254 million for December 31, 2023.
Our Products
We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. In 2023 and 2024, cement accounted for approximately 88% and 89% of our shipments, respectively.
In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 56% of our sales in 2023 and 60% in 2024.
Cement
Through our brand name Loma Negra and our San Martín brand, a well-known brand for Portland cement and compound cement, we produce 11 different types of cement in bags and 16 types of cement in bulk. Our cement products meet all requirements and quality standards as outlined in the following Standard Specifications of the Instituto Argentino de Normalización y Certificación, or the IRAM Institute: IRAM-50000:2024, IRAM-50001:2019 and IRAM-50002:2009. These specifications were constructed based upon the European Cement Standards. The IRAM Institute is a member of the International Standard Organization, or the ISO.
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
Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which is responsible for approximately 39% of the aggregates consumed by Lomax in their concrete production operations, as of 2024.

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
Capacity and Volumes
In 2023, our production volume reached 6.4 million tons of cement, masonry and lime, and in 2024, it reached 4.8 million tons. We had a cement installed capacity of 12.1 million tons, a concrete installed capacity of 1.3 million m3, an aggregated installed capacity of 2.2 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a 365-day production per annum based on international key performance indicators, or KPIs.

The following table sets forth certain data related to our operations for the periods indicated.

	As of and for the Year Ended December 31,
	2024	2023	2022
Operating data (million tons annually)(1)
Installed cement capacity
Total installed cement capacity	12.1	12.1	12.1
Installed clinker capacity
Total installed clinker capacity	7.3	7.1	7.1
Installed concrete capacity in Argentina (in m3)(2)	1.3	1.3	1.3
Installed aggregates capacity in Argentina	2.2	2.2	2.2
Installed lime capacity in Argentina	0.5	0.5	0.5
Production volume (millions of tons):
Cement, masonry and lime total	4.8	6.4	6.5
Clinker Total	3.1	4.3	4.3
________________
(1)Annual installed capacity is based on a 365-day production per annum based on international KPIs.

(2)Installed concrete capacity refers to concrete capacity based on plants dispatch capacity.
The table below sets forth the name, location and annual clinker and cement production at each of our seven cement plants during the year ended December 31, 2024:

Name	Location	Annual Production of Clinker	Annual Production of Cement, Masonry Cement and Lime
		(in millions of tons)
Barker	Benito Juárez	—	0.1
Catamarca	El Alto	0.6	0.9
L’Amalí / LomaSer	Olavarría/Vicente Casares	2.2	2.6
Olavarría	Olavarría	—	0.6
San Juan	San Juan	—	0.1
Zapala	Zapala	0.2	0.3
Ramallo	Ramallo	—	0.2
Total		3.1	4.8

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2024	2023	2022
	(in millions of tons)
Argentina:
Barker	0.1	0.1	0.1
Catamarca	0.9	1.2	1.2
L’Amalí/ LomaSer	2.6	3.6	3.6
Olavarría	0.6	0.8	0.9
San Juan	0.1	0.2	0.2
Zapala	0.3	0.3	0.3
Ramallo	0.2	0.2	0.2
Total	4.8	6.4	6.5
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
Raw Materials
The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. These items, among others raw materials, collectively represented 19% in 2024, 18% in 2023 and 15% in 2022, of our total cost of sales. To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2024, all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

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
Our proven and probable reserve estimates are based on estimated recoverable tons and are prepared by our engineers and geologists (at least one of whom is a “qualified person” as defined in Regulation S-K Item 1300) and then analyzed and verified by other business units within the company. For the fiscal year ended December 31, 2021, we filed as Exhibit 96.1 to the annual report on Form 20-F, a copy of the technical report summary (TRS) prepared by a "qualified person" employed at the company (the "Qualified Person") that was required by Regulation S-K Item 1302. Such TRS identifies and summarizes in all material respects the information reviewed and conclusions of such qualified person specifically to the La Pampita y Entorno individual property disclosures in this section as of the dates stated in such technical report summary. For the fiscal year ended December 31, 2024, the Qualified Person after careful review determined that there have been no material changes to our reserves at the La Pampita y Entorno quarry that would necessitate an update to the TRS filed for the fiscal year ended December 31, 2021. Therefore, we have not engaged in the preparation of a new TRS for the current reporting period. The company's engineering and geological teams, along with our corporate oversight functions, ensure ongoing accuracy and relevance of our mineral reserve data. We will continue to monitor and will disclose any material changes to our reserves in accordance with SEC requirements and our commitment to transparency and shareholder communication.
In line with Regulation S-K 1300, we make no determination in this section as to the existence of mineral resources for any of our other mining properties, as it is not material to our business.

Summary Mining Operations Disclosure

Overview of Mining Properties and Operations
Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate four open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the quality of the limestone in the mines that meets the process requirements. We have total limestone reserves of approximately 1,068.5 million tons, which should be sufficient to supply us with approximately 149 years of cement production at our last five years rate of consumption.
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

List of our Mining Operations by Region

Name of mining operation	Location of the mining operation	Type and amount of ownership interests	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Aggregate Production 2022	Aggregate Production 2023	Aggregate Production 2024
				(Has)						(in thousands of tons)
Doña Amalia	Catamarca	100	Loma Negra	298	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	1620.6	1621,0	1175.1
Piedras Blancas (2)	San Juan	100	Loma Negra	117	Closed	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	14.4	0.1	0
El Salitral y Cerro Bayo	Zapala	100	Loma Negra	2,995	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	466.2	467.2	383.7
Barker	Barker	100	Loma Negra	269	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	331.9	314.4	288.8
La Pampita y Entorno	Olavarría	100	Loma Negra	1,850	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	5949.8	5.632	3942
La Preferida	Buenos Aires	100	Loma Negra	94	Production	Yes	EIA (1) and others	Open Pit / Granite	Mining facilities	1310.7	1459.8	1133.9
(1)    Environmental Impact Study (EIA). Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.
(2)    As to the date of this annual report, Piedras Blancas Quarry is closed and no further exploitation is expected.

The aggregate production of all limestone mining operations for each of the years ended December 31, 2024, 2023 and 2022 was 7,179.3 thousand tons, 8,034.7 thousand tons and 8,382.9 thousand tons, respectively, and the production of our granite operation for each of the years ended December 31, 2024, 2023 and 2022 was 1,100.6 thousand tons, 1,459.8 thousand tons and 1,310.7 thousand tons, respectively.
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

Summary of our Mineral Reserves as of December 31, 2024

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)

Limestone:
Doña Amalía	49.2	44.0	56.2	44.6	105.4	44.2
Piedras Blancas(2)	—	—	—	—	—	—
El Salitral y Cerro Bayo	30.4	44.1	48.4	43.7	78.8	43.8
Barker	43.6	46.4	27.0	46.1	70.5	46.2
La Pampita y Entorno(1) (Don Gabino – Los Abriles – SASII)	575.8	47.4	35.3	47.1	611.1	47.4
Cerro Soltero I	—	—	53.5	—	53.5	—
Cerro Soltero II	—	—	111.6	—	111.6	—
El Cerro	—	—	37.6	—	37.6	—
Granitic aggregates:
La Preferida	59.0	—	54.2	—	113.2	—

The Company used an average price of US$ 93 per tonne for the economic analysis. The average price of US$ 93 per tonne is based on the Company's technical report prepared for the fiscal year ended December 31, 2021.
(1) Limestone is used for cement and lime production. 100% of the limestone received at the plant is used.
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
The mining operations are carried out on land owned by Loma Negra since 1980. Exploration activity began that same year and has since been conducted discontinuously to date. Exploitation of the La Pampita mining property began in 1999. The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are currently inactive and do not register any mining activities (i.e., they are entirely exploratory projects). In 2024, we did not conduct any exploration activity at the La Pampita y Entorno quarry.
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
Loma Negra’s personnel conducts its operations at La Pampita quarry with its own staff and contractors, including 18 employees and 114 outsourced staff from both contractors.
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

We pay the mining canon for each concession on a bi-annual basis. Payment is equivalent to US$0.5 per hectare.
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
For example, municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated on a monthly basis. This amount represented 1.4% of sales in 2024 of cement, masonry cement and lime.
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
Our L’Amalí and Olavarría plants have been in operation for 24 and 99 years, respectively, and both use the limestone extracted from the La Pampita quarry in the manufacture of cement and lime.
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
La Pampita y Entorno Quarry
The La Pampita y Entorno quarry have been operating for 25 years. The material extracted from the quarry is exclusively used to supply our plants. The amount of limestone to be mined is planned annually as part of our overall mining plan.
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
The book value of L’Amalí and Olavarría cement plants and the La Pampita y Entorno quarry, taking into account all of the above factors, amounts to Ps. 780,376 million as of December 31, 2024.
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

Geological Model of La Pampita y Entorno Quarry
Reserves

The table below sets forth the categories and quality of the mineral reserves of the La Pampita y Entorno operations.

Summary of Mineral Reserves as of December 31, 2024

	Amount	Grades/ qualities	Grades/ qualities	Grades/ qualities	Grades/ qualities	Cut-off grades
	(Million Tons)	(% SiO)	(% Fe2O3)	(% Al2O3)	(% CaO)	STC
Proven mineral reserves.	575.8	11.3	1.6	0.9	47.4	139.1
Probable mineral reserves	35.3	11.7	1.7	0.9	47.1	133.5
Total mineral reserves	611.1	11.3	1.6	0.9	47.4	138.8
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
A life of mine of 122 years has been calculated for the quarry, based on the exploitation of the last five years. Considering the maximum capacity of the plants supplied by the quarry, the life of mine would be 66 years.
The following table includes a reconciliation of reserves at the end of the last two fiscal years.

Reserves for the Last Two Fiscal Years Expressed in Millions of Tons*

	Reserves as of December 31, 2023	Reserves as of December 31, 2024	Discrepancy
	(Million Tons)
Proven reserves	579.8	575.8	3.9 (1)
Probable reserves	35.3	35.3	0

* The per-ton price assumed for the Mineral Reserves estimation in the economic model is 93 US dollars per ton. All reserves are estimated at cement plant. The average price is 93 US dollars per ton of cement, average of a 63-year projection, at nominal values.

(1) The discrepancy of 3.9 million tons (0.7%) in the proven reserves corresponds to the lime consumption for the 2024 period.

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
Energy Sources

We maximize the efficiency and flexibility of our operations by utilizing multiple energy sources in our production processes, which can be used interchangeably depending on price levels and supply adequacy, such as thermal energy and electrical power. Additionally, since the incorporation of the second line at the L'Amalí plant in 2021, which increased our capacity, we have been able to prioritize the operation of our kilns during periods when natural gas is widely available for industrial consumption at lower prices, minimizing the impact of higher winter costs. Regarding electricity consumption, 73% of our cement is produced in vertical mills, which feature superior technology compared to cement ball mills and enable us to achieve very low electrical consumption values.

Energy is the largest single cost component in the production of cement and accounted for 21% of our total cost of sales in 2024 and 24% and 25% in 2023 and 2022, respectively.
Thermal Energy
Thermal energy is our most utilized source of energy for our operations having accounted for 13% in 2024, 16% in 2023 and 16% in 2022, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of each energy source. This great versatility allows us to capture a very competitive price on the market.
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
To ensure the supply of gas, we entered into supply contracts, for different volumes and basins, with producers (including YPF, Total Austral, Tecpetrol and Pluspetrol), and marketers and distributors,such as Ecogas – Distribuidora de Gas del Centro S.A., Gas Meridional, Trafigura, Metroenergía, Gas Patagonia and Camuzzi. All these contracts have expirations between April 2025 and 2027.
In 2022, the price of our thermal energy inputs was affected by the extension of the governmental incentive program (Gas.Ar Plan) for natural gas producers, as well as the ongoing Russia-Ukraine war, which primarily impacted the prices of alternative fuels such as LNG, gas oil, coke, and fuel oil. In 2023, prices began to normalize, allowing the company to capture part of this decrease, which had a positive impact on our operating results. In 2024, the decline in activity levels during the first months of the year led to a significant drop in natural gas market prices.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. During 2021 and 2022, prices have been increasing due to the growth of economic activity and the global energy crisis, reaching levels prior to the COVID-19 pandemic, and reaching historical highs. In 2023 and 2024, prices had significant drops although they are still above the price of natural gas. Nevertheless, the incidence of solid fuels in our costs has been decreasing, since we reached a thermal matrix where natural gas prevails as the main source of thermal energy.
Electrical Power
Electrical power is one of the main drivers of our cost structure and represented 8% in 2024 and 8% and 9% in 2023 and 2022, respectively, of our total cost of sales.
Electrical power cost is highly influenced by the policy implemented for fuels used in electrical energy generation and by the growing share of thermal power generation in the electric matrix in Argentina.
Currently, Argentina's energy system remains constrained by technical operating limits, particularly in transportation and distribution, due to a lack of investment. This is mainly a consequence of past government price policies focused on residential demand subsidies, which are still in place. In 2024, price signals were introduced that will contribute to strengthening the electrical system in the medium term.
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
We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 45% of our current electrical power requirements. Additionally, in 2024 we covered 58% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27,191.

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
In 2016, we signed a 20-year contract with Genneia S.A., and in 2018, a 20-year contract with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy in a cost-efficient manner. Through these contracts, we not only met the legal requirements but also exceeded them. In 2024, we signed additional short-term contracts that allowed us to achieve the aforementioned value.
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
In order to reinforce our commitment to sustainability, three of our plants are prepared for co-processing. The products we co-process are mainly municipal solid waste, or MSW, refuse-derived fuel, or RDF and shredded solid waste, or SSW.
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
We have long-term relationships with many of our customers, with approximately 65% of our customer base (representing over 77% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 6% of our total net sales, while our top 20 clients represented approximately 42% of total cement volume sold during 2024. We have also built a diversified customer base by sectors.
Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2024, 64% of our total cement sales were made directly to our wholesale distributors, 26% to concrete producers, 6% to industrial customers and 3% to construction companies and others.
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
Distribution
We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support
We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern, Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 44% of our total volume sold in 2024.
Our cement plants generally serve the geographic regions in which they are located. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2023, which is the latest annualized information available at the date of this annual report.
Sales of Cement in Argentina

    The table below sets forth the aggregate sales of cement in Argentina during the year ended December 31, 2023:

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	41	41
Center	22	64
Northwest	12	76
Northeast	9	85
Cuyo	8	93
Patagonia	7	100
________________
Source: AFCP. Since December 31, 2021, AFCP does not publish sales information per region on a monthly basis. Additionally, as of the date of this annual report, AFCP had not published sales information for the year ended December 31, 2024.
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
Argentina’s Central Region is mainly served by our Buenos Aires Complex. The Northwest area of the Patagonia region is served from our Zapala plant. The San Juan plant supplies demand from Cuyo, while Catamarca serves the Northwestern region of Argentina.
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
Note 5 to our consolidated financial statements disclose the sales' breakdown for each of the last three fiscal years.
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
Below is a brief description of our principal subsidiaries, all of them incorporated in Argentina.
Ferrosur Roca S.A.
Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer production and distribution center. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2024, Ferrosur Roca had 1,028 employees.
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
Notwithstanding, on December 28, 2022, the Argentine Ministry of Transport issued Resolution No. 960/2022, extending the term of the concession by 18 months from March 10, 2023 to September, 2024. Such term was again extended by the Ministry of Economy on October, 2024 by means of Resolution No. 991/2024 until September 10, 2025. However, the extension may be revoked at any time, with or without cause, and Ferrosur Roca will not be entitled to receive or claim any compensation if the decision to revoke the concession is taken before September 2025.
As of February 26, 2024, the Ministry of Economy is the new authority empowered to carry discussions or proceedings regarding the execution of Resolution 211/2021. According to Decree 195/2024, the Ministry of Economy is the authority entitled to participate in negotiations and modifications of public works and services contracts on railway infrastructures Law pursuant to No. 27,132.
We understand that, at the end of its concession, we will continue to provide the cargo transport rail services currently providing but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. We have reassessed all accounting estimates associated with the end of the current concession. No significant impact is expected to date. We will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate. See more information related to this issue in Note 36 to the consolidated financial statements as of December 31, 2024.
See risk factor “Item 3.D—Risk Factors—The early termination of our railway concession may have a material adverse effect on our business” for further information.
Recycomb S.A.U.
We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility for recycling industrial waste into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. As of December 31, 2024, Recycomb had 35 employees.
Information Technology
We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our data collection processes and software allow us to accurately monitor the processes at our various facilities, ensuring consistency and enabling us to adjust quickly in the event of any variations. Furthermore, our enterprise resources planning model and services allows us to develop production, sourcing and pricing models based on anticipated consumer demand.

In addition, we have license agreements involving intellectual property rights with several companies, such as Microsoft, SAP, Adobe and Aveva.
Insurance
We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina, respectively. We maintain insurance policies with reputable insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2024, the aggregate value at risk of our plants was approximately US$ 1,494,572,633. These policies have a deductible of US$ 250,000 per claim. For loss of profit derived from material damages the coverage is 21 days.
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

In 2024, 57.5% of our electricity came from renewable sources, and 4.26% of the thermal energy used in our kilns came from alternative fuels, replacing traditional fossil fuels. In this way, compared to 2023, a reduction of 907,347 t CO2e was recorded, in line with the implementation of the planned actions for the period according to the Climate Roadmap across the four dimensions. Also, there was an increase in the fuel mix and a decrease in the clinker factor, meaning a higher proportion of additions in the cement.

Additionally, in terms of environmental sustainability, during 2024 we made progress on the development of “Product Carbon Sheets” (PCS) for our CPC40 product from LomaSer and CPN40 and CPN50 from L’Amalí, following the ISO 14067 standard. A 31% reduction in water extraction volume was recorded, and 84% of the total waste generated during the period was recovered.
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
The company's Sustainability Report for the year 2024 is available on our website at https://www.lomanegra.com/en/sustainability/ . The contents of the company's website, including the Sustainability Report, are not part of or otherwise incorporated by reference into this annual report.
For information related to the potential risks we are subject to due to changes to environmental requirements and the effects of climate change, see “Item 3 – Key Information—Risk Factors—Risks Relating to Our Business and Industry—Climate change and climate change legislation or regulations may adversely affect our business.”
Competition
Cement
Following the consolidation of the cement industry in Argentina during the 1990s, LafargeHolcim, an international cement company, through its acquisition of Juan Minetti S.A. and Corcemar S.A., two Argentine cement producers. Other Argentine cement producers include Cementos Avellaneda S.A., or Avellaneda, a company controlled by Cementos Molins, S.A. and Votorantim Cimentos S.A., and Petroquímica Comodoro Rivadavia S.A., or PCR. Given the high cost of transporting cement, our competitors are generally limited in competing in the regions where their production facilities are located. We are the only cement company in Argentina with production facilities located in several regions of Argentina and with nationwide reach.
The chart below sets forth the estimated cement market share in Argentina during 2024 for our company, Cementos Avellaneda, Holcim Argentina and Petroquímica Comodoro Rivadavia.
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
In December 2021 we inaugurated the second line of L’Amalí plant, which allowed us to increase our capacity, adding approximately 3 million tons annually, and transforming L’Amalí in one of the biggest cement plants in South America.
Concrete
We participate in the concrete market under our Lomax brand. We have operations in the two main concrete markets of Argentina: (1) the City of Buenos Aires and the Greater Buenos Aires area; and (2) the city of Rosario. The Olavarría region is the main supplier of granitic aggregates consumption for the Greater Buenos Aires and the City of Buenos Aires area.
We also lead this dynamic and high potential growth market through a group of selected medium- and large-sized concrete companies that have been exclusive and loyal clients of Loma Negra for many years.

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
Regarding legal requirements, we have a system for identifying, updating and evaluating environmental requirements, which is managed through an online system in all our plants and business units. In addition, we have a registration and monitoring system for environmental inspections, notifications and presentations, where the requirements of the enforcement authorities in environmental matters are managed, including possible fines and sanctions, and where the presentations made by the company are also recorded, accrediting due compliance. In 2023 and 2024, no significant monetary or non-monetary fines or sanctions were recorded for non-compliance with environmental laws or regulations.
Considering that emissions are one of the significant impacts of our activity, it is important to note that we implement Annual Environmental Monitoring Plans (PAM-A) and we hire environmental analysis and monitoring laboratories authorized by the environmental agencies in each jurisdiction, complying with all current regulations governing emissions and air quality to ensure the protection of the atmosphere and the environment.
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

C.Organizational Structure
The following organizational chart sets forth our simplified corporate structure as of the date of this annual report:

47,42%
InterCement Trading e Inversiones Argentina S.L.
Free Float
Minority Shareholders
52,14%
0,44%
LOMA NEGRA
100%
80%
RECYCOMB S.A.U.
RECICLADO DE RESIDUOS COMBUSTIBLES
FERROSUR ROCA

________________
(1)Loma Negra has an indirect ownership in Ferrosur Roca S.A. through Cofesur SAU, in which we have a direct 100% equity ownership interest. Cofesur SAU has a direct 80% equity ownership interest in Ferrosur Roca S.A.
D.Property, Plants and Equipment
Our Production Facilities
As of December 31, 2024, we owned seven cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí / LomaSer, Olavarría, Ramallo, San Juan, and Zapala, fourteen concrete plants operating under the Lomax brand and one granitic aggregates plant.

The following table sets forth information regarding our production facilities, as of December 31, 2024:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North-east:
Resistencia	Warehouse	Resistencia	2013
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001/2021
LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Paraná	Warehouse	Paraná
Patagonia:
Zapala	Cement	Zapala	1970
Cuyo:
San Juan	Cement	San Juan	1963
Mendoza	Warehouse	Palmira	2020
North-west:
Catamarca	Cement	El Alto	1980
Salta	Warehouse	Salta	2020
Concrete plants under the Lomax brand:
Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Vicente Casares	Concrete	Greater Buenos Aires area	2018
Escobar	Concrete	Greater Buenos Aires area	2020
Gonzalez Catan	Concrete	Greater Buenos Aires area	2022
Berazategui	Concrete	Greater Buenos Aires area	2023
Fatima	Concrete	Greater Buenos Aires area	2023
Olavarría	Concrete	Buenos Aires Province	2023
Punta Alta - Movil Plant	Concrete	Buenos Aires Province	2024
MSU Rufino - Planta Movil	Concrete	Santa Fe Province	2024
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

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
L’Amalí
The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 4.0 million tons of clinker and approximately 5.6 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See “ —Investments” for more information regarding the expansion of the L’Amalí plant”.
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

(1)Railroad segment we actively use.
LomaSer has a flexible production facility that allows production to be switched rapidly between one type of cement to another. The ability to customize the blending according to each additions’ characteristic enables us to produce superior quality cement while optimizing the maximization of additions.
LomaSer operates approximately 40% of our total cement dispatches. It ships cement in bags or in bulk depending on its customers’ needs.
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
Ramallo
The Ramallo plant was inaugurated in 1998 and it is located in the City of Ramallo, Province of Buenos Aires. Ramallo produces cement and also mills slag that is used by LomaSer. This plant has annual cement installed production capacity of 0.5 million tons. We acquire slag from Siderar S.A.I.C., Argentina’s largest steel company, which is located near this plant.
The Ramallo plant serves the northern portion of the Province of Buenos Aires and the Province of Santa Fe.
San Juan
The San Juan plant began operations in 1963 and it is located in the City of Rivadavia, Province of San Juan. It has an annual cement production capacity of approximately 0.4 million tons and uses a dry-process kiln. In 1993, a new facility was installed in this plant to enable it to store and process coal, enabling it to operate either using natural gas or a combination of natural gas, fuel oil and coal, together with liquid alternative fuels. The San Juan plant serves the Province of San Juan and certain neighboring provinces.
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
During 2024, according to the INDEC, the Argentine economy decreased 1.7%, after decreasing 1.6% and increasing 5.2% in 2023 and 2022, respectively.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2024	2023	2022
GDP (billions of Ps.)	702.2	714.6	725.8
Real GDP growth	(1.7)%	(1.6)%	5.2%
GDP per capita (in thousands of U.S. dollars)	13.7	12.8	13.7
Private consumption growth	(4.2)%	1.0%	9.7%
Average Ps./U.S. dollar exchange rate(1)	916.3	295.2	130.8
CPI inflation	117.8%	211.4%	94.8%
Private sector salary growth	147.5%	165.8%	93.8%
Unemployment rate(2)	7.2%	6.1%	6.8%
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
Our audited consolidated financial statements as of and for the year ended December 31, 2024, including the figures corresponding to the previous fiscal year have been restated to consider changes in the general purchasing power of our functional currency (the peso) in accordance with the provisions in IAS 29 and the CNV’s General Resolution No. 777/2018. As a result, our financial statements are stated in the unit of currency that was current at the end of the fiscal year that is being reported.
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
The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2024, 2023, 2022, 2021 and 2020 has been 117.8%, 211.4%, 94.8%, 50.9%, and 36.1% respectively. See “Note 2.2 of our audited consolidated statements”.
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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2024, our consolidated foreign currency-denominated borrowings was Ps. 156,366 million, denominated in U.S. dollars.
As of December 31, 2024, we did not have foreign currency derivative financial instruments.

In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2024, our foreign currency net liability position as of December 31, 2024 would have increased by approximately Ps. 42,031 million.

Due to the foreign exchange crisis after the primary elections in August 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls, for more information about said restrictions see “Item 10. Additional Information- D. Exchange Controls”. Considering the mentioned restrictions based on the current exchange regulations applicable in Argentina, we constantly monitor the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when we unconditionally commit to or irreversibly executes such settlement. As of December 31, 2024, the use of financial instruments to settle the above transactions would result in an impact of approximately 15% as mentioned in note 32.4.1. to the consolidated financial statements as of such date.

As of December 31, 2021, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 102.7500 per US$1.00, a devaluation of approximately 22.1% as compared to the official exchange rate of Ps. 84.1450 per US$1.00 as of December 31, 2020. As of December 31, 2022, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 177.1283 per US$1.00, a devaluation of approximately 72.4% as compared to the official exchange rate of Ps. 102.7500 per US$1.00 as of December 31, 2021. As of December 31, 2023, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 808.4833 per US$1.00, a devaluation of approximately 356.44% as compared to the official exchange rate of 177.1283 per US$1.00 as of December 31, 2022. As of December 31, 2024, the official nominal exchange rate for Ps. into U.S. dollars fell to Ps. 1032.50 per US$1.00, a devaluation of approximately 27.7% as compared to the official exchange rate of 808.4833 per US$1.00 as of December 31, 2023. In the first three months of 2025, the peso depreciated by approximately 3.85% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a non-buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
2023	808.4833	178.1417	295.2123	808.4833
2024	1,032.5000	810.6500	916.2543	1,032.5000
2025
January 2025	1,053.5000	1,032.7500	1,043.5644	1,053.5000
February 2025	1,064.3750	1,053.9167	1,058.4625	1,064.3750
March 2025	1,073.8750	1,064.3750	1,069.0347	1,073.8750
April 2025 (through April 28)	1,200.8333	1,070.4167	1,115.7132	1,163.1667
________________
(1)Reference exchange rate published by the Argentine Central Bank.
(2)Based on daily averages.
Net Capital Expenditures and Other Investments

In July 2017, we entered into an agreement with the Chinese company Sinoma International Engineering Co. Ltd., or Sinoma for the construction of the second line at our L’Amalí plant. We finalized the project in December 2021, adding approximately 3 million tons to our annual installed cement capacity.
On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps. 73,048 million during the year ended December 31, 2024 and Ps. 78,511 million and Ps. 69,192 million during the years ended December 31, 2023 and 2022, respectively.

Our Cost Structure
The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2024, the percentage of co-processing used in our production process reached 4.3%.
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
Thermal energy is our most utilized source of energy for our operations, representing 13% in the year ended December 31, 2024 and 16% and 16% in the years ended December 31, 2023 and 2022, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, fuel oil, mineral coal and petcoke. Natural gas is the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “ —Supply Contracts”.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. We make spot purchases of petcoke or steam coal in order to capture market opportunities in the price of these solid fuels. During 2021 and 2022, prices have been increasing due to the growth of economic activity and the global energy crisis, not only surpassing levels prior to the pandemic, but reaching historical highs. In 2023 and 2024, prices significantly dropped although they were still above the price of gas.
Electrical power. Electrical power is one of the main drivers of our cost structure and represented 8%, 8% and 9% in the years ended December 31, 2024, 2023, and 2022, respectively, of our total cost of sales.
Electrical power is one of the most expensive energy sources that we use. Given our consumption needs and the potentially high cost of electrical power, we have sought to mitigate the risks of supply interruptions and cost increases by contracting electrical power to private companies and entering into agreements to increase the use of renewable energy. Electrical power cost is highly influenced by the government policy applied to fuels used in electrical power generation and by the growing contribution of thermal power generation to the electrical power generation matrix in Argentina. In 2024, price signals were introduced that will contribute to strengthening the electricity system in the medium term.
In Argentina, approximately 60% of the current energy demand that equals the level of consumption in 2005 is marketed by National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. During 2024, our matrix was 58% renewable, 37% supplied with private contracts and only 6% was transacted as Base energy acquired from CAMMESA.
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

In 2016, we entered into a 20-year agreement with Genneia S.A., and in 2018 entered into a 20-year agreement with Aluar Aluminio Argentino S.A.I.C. to enhance the use of green energy. With these contracts and other short-term contracts that we signed in 2024, we not only complied with the legal limits but also exceeded the minimum required levels.
Co-Processing. During 2024 we continued with our co-processing efforts. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. Co-processing represented 4.3% in the year ended December 31, 2024 and 2.2% and 2.1% in the years ended December 31, 2023 and 2022, respectively, of our total thermal energy consumption.
For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources”.
Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2024 preservation and maintenance costs represented 11% and in the years ended December 31, 2023 and 2022, represented 9% and 9%, respectively, of our total cost of sales.
Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2024 freight represented 9% and in the years ended December 31, 2023 and 2022, freight represented 11% and 11%, respectively, of our total cost of sales.
Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2024 salaries, wages and social security charges represented 17% and in the years ended December 31, 2023 and 2022, salaries, wages and social security charges represented 15% and 15%, respectively, of our total cost of sales.
Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2024 raw materials represented 19% and in the years ended December 31, 2023 and 2022, raw materials represented 18% and 15%, respectively, of our total cost of sales.
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
We are also subject to the following federal and state taxes:
•Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents approximately 1.4% of our net sales.
•Quarry Exploitation Fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its particular legislation.
For example, Municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated in a monthly basis. This amount represented 1.4% of sales in 2024 of cement, masonry cement and lime.
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
Effect of Indebtedness Level and Interest Rates
As of December 31, 2024, our total outstanding borrowings on a consolidated basis were Ps. 170,901 million. The level of our indebtedness results in financial results that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains/losses on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 of our audited consolidated financial statements. During 2024, we recorded financial expenses of Ps. 82,523 million, which included Ps. 57,807 million in interest expense related to our loans and financings.
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
Financial Presentation and Accounting Practices
Presentation of Financial Statements
We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2024. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.
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
The description of the estimates and significant accounting judgments made by our board of directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in “Note 4 of our audited consolidated statements for the year ended December 31, 2024 and 2023”.
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

•Lack of exchangeability - Amendments to IAS 21

In August 2023 the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot rate when exchangeability is lacking. The amendments also require disclosures that enable users of financial statements to understand how the non-exchangeability of the currency into another currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows.

This amendment is effective for financial statement reporting periods beginning on or after January 1, 2025.

As of the date of issuance of this annual report, it has been assessed that there are no impacts derived from the application of this amendment, which will continue to be monitored as a consequence of the current foreign exchange regulations in Argentina.

•Amendments to IFRS 7 and IFRS 9

In May 2024, the Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), in which the Board:

–Clarifies that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
–Clarifies how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
–Clarifies the treatment of non-recourse assets and contractually linked instruments.
–Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective for reporting periods beginning on or after January 1, 2026, but earlier application is permitted. No impacts are expected from the application of these amendments.

•IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. In addition, it requires entities to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes, and discontinued operations.

It also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and notes.

In addition, limited-scope amendments have been made to IAS 7 Statement of Cash Flows, including changing the starting point for determining cash flows from operations under the indirect method from "profit or loss" to "operating profit or loss" and eliminating the optionality surrounding the classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted, which must be disclosed. IFRS 18 will be applied retrospectively.

The Group is currently working to identify all the impacts that the amendments will have on the primary financial statements and notes to the financial statements.
Adoption of new standards and interpretation
We have adopted all the improvements and new standards and interpretations issued by IASB that are relevant to our operations and that are effective for the financial year ended December 31, 2024. As from January 1, 2024, we began to apply the following standards:

•IAS 1 Classification of Liabilities as Current or Non-Current
In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. These amendments did not have an impact on our consolidated financial statements.

•Lease Liability in a Sale and Leaseback – Amendments to IFRS 16
The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These changes had no impact on the Group's consolidated financial statements.
•Disclosures: Supplier Finance Arrangements -Amendments to IAS 7 and IFRS 7
In May 2023, the Board issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Given the current situation and the Group's business practice in recent years, these changes had no impact on the Group's consolidated financial statements.
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
•stripping and quarry exploitation costs;
•Ferrosur Roca S.A. concession; and
•Management’s account estimates and judgments on environmental matters.
Revenue recognition
We are engaged in the production and distribution of cement, masonry cement, concrete, limestone and aggregates, as well as logistics services through railway concession, and the industrial waste recycling business. The goods to be delivered and the services to be provided arise from agreements with commercial substance (in general, they are not written) where we may identify the right of each one of the parties and the payment terms.
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
All the other borrowing costs are recognized in profit or loss when incurred, net of the effect of the inflation on the liabilities that generated them. We have not capitalized interest or exchange differences in the fiscal years ended December 31, 2024 and 2023.
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
Current taxes
Current tax payable is based on the taxable profit for the fiscal year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit and loss and other comprehensive income because of items of income, or expenses that are taxable or deductible in other years and items that will never be taxable or deductible. Our liability for current tax is calculated using the tax rates that have been substantially enacted at the end of the reporting period, computing the tax losses carryforward corresponding to their respective amounts adjusted for inflation in accordance with the mechanisms provided for in Article No. 25 of the Argentine Income Tax Law.
Deferred tax
Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all future taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that we are likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit and does not give rise to equal taxable and deductible temporary differences.
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
The cost includes the stripping and initial preparation of the open pit quarries, and the counterpart for the environmental restoration and/or dismantling obligations recognized. It also includes borrowing costs for long-term construction projects if the recognition criteria are met.
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

Construction in progress for administrative, production, supply or other purposes are carried at cost restated in constant currency at the end of the reporting period less any recognized impairment loss.

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
Intangible assets
Intangible assets with finite useful lives, acquired separately, are recorded at cost, restated in the currency at the closing date less accumulated amortization and less accumulated impairment losses.
The estimated useful lives and amortization method are reviewed at each year-end, with the effect of any changes in these estimates recorded prospectively. Intangible assets with indefinite useful lives that are acquired separately are recorded at cost restated in the currency at the closing date less accumulated impairment losses.
An intangible asset is derecognized when no future economic benefits are expected from its use or disposal. Gains or losses arising from the derecognition of an intangible asset, measured as the difference between the net proceeds from the derecognition and the asset's carrying amount, are recognized in earnings when the asset is derecognized.
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

In the normal course of its business, we select tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group has not recorded a provision as it is has not been required under IFRS Accounting Standards.

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
We have not designated any financial asset at fair value using this option. As of December 31, 2024, our financial assets at amortized cost comprise certain cash and cash equivalent elements, accounts receivable, trade and other receivables.
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
The Group defined a policy to calculate expected credit losses for trade receivables and record the related allowance for debtors’ impairment. The determination of the expected loss is initially based on the Group’s historical observed default rates and it is complemented by a case by case analysis to identify special circumstances on individual customers and/or transactions. This bad debt percentage must take into account expected future credit collections and, therefore, any estimated changes in behavior. Before accepting any new customer, the Group conducts an internal credit analysis to assess the potential customer's creditworthiness and define their credit limit. The limits and ratings assigned to major customers are reviewed at least once a year.
Evidence of impairment includes indications that the debtors or a group of debtors are experiencing serious financial difficulties, default or arrears in interest or principal payments, the likelihood that they will be declared bankrupt or file for reorganization proceedings, and when such observable data indicates that there is a decrease in the estimated future cash flows.
The amount of the impairment is measured as the difference between the book value of the asset and the present value of estimated future cash flows (excluding future loan losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is written down and the amount of the loss is recognized in the profit or loss and other comprehensive income. As a practical measure, we may measure impairment on the basis of the fair value of an instrument, using an observable market price. If, in a subsequent period, the impairment amount decreases and such reduction is related to an event taking place after the original impairment, the reversal of the impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.

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

When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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
Financial Liabilities:
Financial liabilities are classified as at fair value through profit or loss or other financial liabilities. The Group does not have financial liabilities that arise from supplier finance arrangement.
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
Liabilities recognized with respect to other long-term employee benefits (severance payment plans resulting from specific plans for employees leaving the Group and receiving a compensation payable in installments) are measured at the present value of estimated future cash outflows expected to be paid. See Note 3.17 of our financial statements as of December 31, 2024, and in "Item 6.A. Directors, Senior management and Employees" and "Item 6.B. Compensation" of this annual report for information about the current employee benefit plans.

Until November 2024, the cost of the share-based payment plans to be settled with equity instruments issued under the existing program was measured at fair value at the date of each grant and it is recognized as "Salaries, wages, and social security contributions" in the comprehensive income over the period in which the performance and/or service conditions were met, with a corresponding entry to “Share-based payment plans” in shareholders' equity. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that would ultimately remain as vested benefit for the employees.
During the month of November 2024, the outstanding balance of the active plans that was maintained in equity was reclassified to liabilities considering that it is the intention of the Group's Management to settle the plans in cash. The liability is measured at fair value at the end of each fiscal year, with a corresponding charge to comprehensive income statement under the account "Salaries, wages, and social security contributions".
Stripping and quarry exploitation costs
In the ordinary course of business, the company undertakes several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of the volume and qualification of the resources identified, among others.
Following the guidelines established by IFRIC 20 "Uncovering costs in the production phase of an open-pit mine", the costs of uncovering and initial preparation of open-pit quarries for subsequent exploitation are capitalized as property, plant and equipment, as part of the development and uncovering costs of the Company's open-pit quarries, and are subsequently depreciated based on the units extracted, considering for this purpose the estimate of the reserves available for extraction and existing in the uncovered area at any given time. Periodically, the Group re-evaluates the estimate of the proven reserves in the uncovered quarries and prospectively adjusts the effects of any differences in the estimate of the tonnes available for extraction. Due to the periodicity of the reviews of the estimates, the risk of significant differences in them is reduced.
Extraction costs incurred subsequently during the Company's production phase are recognized as part of the cost of production.
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

The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 36 to the consolidated financial statements. On October 1, 2024, the Ministry of Transport provisionally granted an extension for an additional term of 12 months as from the expiration date of the concession. Therefore, the concession of Ferrosur Roca S.A. will end in September 2025.

The Group has evaluated potential business scenarios based on its intention to continue delivering services as a rail network operator and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. The evaluations carried out by us are detailed in Note 36 to the consolidated financial statements.

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

Cost of Sales
Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the approximate percentage of our total cost of sales that each such component represented for the years ended December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,
	2024	2023	2022
	(in percentages)
Salaries, wages and social security charges	17.0	15.3	14.9
Thermal energy	12.8	16.0	15.9
Depreciation	12.4	10.1	12.3
Preservation and maintenance costs	11.4	9.1	8.5
Freight	9.4	10.5	10.7
Contractors	9.3	7.9	6.9
Electrical power	7.7	7.7	8.7
Packaging	3.5	3.3	3.5
Taxes, contributions and commissions	1.9	1.7	1.8
Transport and travelling expenses	1.2	0.9	0.7
Fees and compensation for services	1.0	1.5	1.9
Employee benefits	0.7	0.5	0.4
Security	0.7	0.5	0.5
Insurance	0.4	0.4	0.3
Leases	0.2	0.2	0.2
Communications	0.1	0.1	0.1
Canon (concession fee)	0.1	0.1	0.1
Data processing	0.1	0.1	0.1
Water, natural gas and energy services	0.0	0.0	0.0
Tolls	0.0	0.0	0.0
Others	1.7	1.2	1.4
Production expenses	91.7	87.0	88.8
Cost of sales	100.0	100.0	100.0
Selling and Administrative Expenses
Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the approximate percentage of our selling and administrative expenses that each such component represented for the years ended December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,
	2024	2023	2022
	(in percentages)
Salaries, wages and social security charges	26.2	25.0	25.1
Taxes, contributions and commissions	20.5	21.5	24.3
Freight	12.3	12.1	14.7
Fees and compensation for services	8.3	8.6	6.6
Managers, directors and trustees’ fees	6.6	7.3	7.7
Depreciation and amortization	5.5	5.2	6.5
Advertising expenses	5.4	5.5	4.6
Data processing	5.0	3.6	2.5
Insurance	3.8	4.5	2.5
Others	1.8	2.2	1.7
Transport and travelling expenses	1.6	1.4	1.3
Employee benefits	1.4	1.4	0.8
Leases	0.7	0.4	0.3
Communications	0.4	0.5	0.8
Preservation and maintenance costs	0.3	0.3	0.2
Allowance for doubtful accounts	0.1	0.3	0.2
Water, natural gas and energy services	0.1	0.0	0.0
Security	0.0	0.2	0.2
Total selling and administrative expenses	100.0	100.0	100.0
Financial results, net
Our financial results principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) unwinding on liabilities and receivables; (4) loss from securities transactions; (5) foreign exchange variations related to our foreign currency-denominated indebtedness; (6) gain or loss on net monetary position.; and (7) fees, commissions and other charges paid to financial institutions for borrowings. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2024, see “Item 5. Operating and Financial Review and Prospects. B-Liquidity and Capital Resources”.
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
Results of Operations
In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the periods indicated to our consolidated results of operations, see Note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2024, compared to the Year Ended December 31, 2023
The following table sets forth our consolidated statement of profit or loss and other comprehensive income for 2024 and 2023:

	For the Year Ended December 31,		Variation
	2024	2023	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	699,178.7	919,312.7	(220,134.0)	(23.9)
Cost of sales	(512,197.7)	(688,685.3)	176,487.6	(25.6)
Gross profit	186,981.0	230,627.4	(43,646.4)	(18.9)
Selling and administrative expenses	(73,175.4)	(84,199.9)	11,024.5	(13.1)
Other gains and losses	4,555.2	1,999.2	2,556.0	127.9
Tax on debits and credits to bank accounts	(7,420.4)	(10,183.8)	2,763.4	(27.1)
Finance costs, net
Exchange rate differences	(43,708.5)	(255,244.8)	211,536.3	(82.9)
Gain on net monetary position	262,879.5	302,169.4	(39,289.9)	(13.0)
Financial income	1,962.9	12,434.2	(10,471.3)	(84.2)
Financial expenses	(82,522.5)	(159,671.2)	77,148.7	(48.3)
Profit before taxes	249,551.8	37,930.5	211,621.3	557.9
Income tax expense
Current	(66,450.2)	(8,296.6)	(58,153.6)	700.9
Deferred	(29,475.1)	(8,553.3)	(20,921.8)	244.6
Net profit	153,626.5	21,080.6	132,545.9	628.8
________________
Revenues
Our revenues decreased Ps. 220,134 million, or 23.9%, from Ps. 919,313 million in 2023 to Ps. 699,179 million in 2024, primarily due to lower topline performance of our core business, Cement, followed by the Concrete, Aggregates and Railroad segments.
•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 185,792 million, from Ps. 805,719 million in 2023 to Ps. 619,927 million in 2024, mainly due to a decrease of 23.7% in sales volume.
•Concrete segment: Revenues from our concrete segment, without considering the eliminations between segments, decreased Ps. 32,519 million, from Ps. 88,165 million in 2023 to Ps. 55,646 million in 2024, mainly due to a decrease of 31.8% in sales volume and an average sales price decrease of 7.5%.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps. 7,536 million, from Ps. 72,440 million in 2023 to Ps. 64,904 million in 2024, mainly due to a decrease of 13.4% in sales volume, partially offset by a 3.5% increase in the average selling price.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, decreased Ps. 10,797 million, from Ps. 28,066 million in 2023 to Ps. 17,269 million in 2024 mainly due to a decrease of 24.8% in sales volume and an average price decrease of 18.1%.
•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps. 1,771 million, from Ps. 5,184 million in 2023 to Ps. 6,955 million in 2024.
Cost of sales
Our cost of sales decreased Ps. 176,488 million, or 25.6%, from Ps. 688,685 million for 2023 to Ps. 512,198 million for 2024, mostly as a consequence of the lower sales volume. The main contributors to our cost of sales decrease during the period were (1) Ps. 58,318 million in thermal and electrical energy costs, due to a lower sales volume and a lower impact of energy inputs on our cost of sales; (2) Ps. 23,734 million in lower freight costs, mainly due to lower sales volume and (3) a Ps. 18,216 million in lower costs of salaries, wages and social contributions.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2024	2023
	(in millions of Ps.)
Purchases and production expenses for the year	565,001.7	722,979.7
(+) Inventories at the beginning of the year	215,926.2	181,631.7
(-) Inventories at the end of the year	268,730.2	215,926.2
Cost of sales	512,197.7	688,685.3
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 147,388 million, or 25.5%, from Ps. 577,030 million in 2023 to Ps. 429,642 million in 2024. This decrease in cost of sales was mainly due to (1) lower thermal and electrical energy costs as a consequence of decreased sales volume and lower unitary costs in US dollars; (2) a decrease in salaries, wages and social contributions; and (3) lower freight costs mainly due to a decreased outbound and inbound transportation needs.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, decreased Ps. 28,533 million, or 32.7%, from Ps. 87,384 million in 2023 to Ps. 58,851 million in 2024. This decrease in the cost of sales was mainly due to a decrease in the cost of raw materials, salaries and social security contributions, maintenance costs and equipment leasing associated with the drop in volume.
•Railroad segment: Cost of sales from our railroad segment decreased Ps. 9,748 million, or 13.1%, from Ps. 74,420 million in 2023 to Ps. 64,672 million in 2024, mainly due to lower transported volume coupled with lower costs of salaries, wages, social contributions and maintenance materials.
•Aggregates segment: Cost of sales from our aggregates segment decreased Ps. 6,003 million, or 22.9%, from Ps. 26,233 million in 2023 to Ps. 20,230 million in 2024. This decrease was primarily due to lower equipment rental costs and lower salaries and social security contributions associated with the drop in volume.
•Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps. 446 million, or 11.5%, from Ps. 3,879 million in 2023 to Ps. 4,325 million in 2024.
Gross profit
Due to the factors mentioned above, our gross profit decreased Ps. 43,646 million, or 18.9%, from Ps. 230,627 million in 2023 to Ps. 186,981 million in 2024. Our gross margin (gross profit divided by revenues and expressed as a percentage) expanded by 166 basis points, from 25.1% in 2023 to 26.7% in 2024.
Selling and administrative expenses
Our selling and administrative expenses decreased Ps. 11,025 million, or 13.1%, from Ps. 84,200 million in 2023 to Ps. 73,175 million in 2024, mainly due to (1) a decrease in Taxes, duties, contributions, and commissions due to lower sales volume; (2) a decrease in Freight due to lower volume; (3) a decrease in salaries, wages and social contributions; and (4) a decrease in the remuneration of directors and trustees.
Other gains and losses
Our other gains and losses increases Ps. 2,556 million, or 127.9%, from a net gain of Ps. 1,999 million in 2023 to a net gain of Ps. 4,555 million in 2024, mainly due to the sale of property, plant and equipment.

Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits decreased Ps. 2,764 million, or 27.1%, from Ps. 10,184 million in 2023 to Ps. 7,420 million in 2024, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our total net financial cost decreased Ps. 238,924 million, from a loss of Ps. 100,312 million in 2023 to a gain of Ps. 138,611 million in 2024, principally due to (1) a decrease of Ps. 211,536 million in loss due to exchange rate differences; (2) a decrease in gain on net monetary position of Ps. 39,290 million; (3) a lower charge of Ps. 76,886 million from interest on borrowings; (4) a lower profit of Ps 9,932 million from temporary investments; and (5) a higher loss from other net financial income and expense of Ps. 277 million.
Our financial expenses decreased Ps. 77,149 million, or 48.3%, from Ps. 159,671 million in 2023 to Ps. 82,523 million in 2024, mainly due to a lower impact of Ps. 76,886 million from interest on borrowings
Our financial income decreased Ps. 10,471 million, or 84.2%, from Ps. 12,434 million for 2023 to Ps. 1,963 million for 2024.
Income tax expense
Our income tax expense increased Ps. 79,075.4 million, or 469.0%, from Ps. 16,849.9 million in 2023 to Ps. 95,925.3 million in 2024 mainly due to the increase in profit for the year 2024 compared to that of 2023. The resulting effective tax rate was 38.4% in 2024 compared to 44.4% in 2023, affected by the hyperinflation adjustments for income tax determination .
The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2024	2023
	(amounts in millions of Ps.)
Profit before income tax expense	249,551.8	37,930.5
Statutory rate	35%	35%
Income tax at statutory rate	(87,343.1)	(13,275.7)
Adjustments for calculation of the effective income tax:
Recovery of tax losses / Unrecognized tax losses	437.2	2,315.4
Effects of the inflation adjustment for accounting and tax purposes	(8,905.7)	(6,487.2)
Other non-taxable income or non-deductible expense net	(113.6)	597.6
Income tax expense	(95,925.3)	(16,850.0)
Income tax expense
Current	(66,450.2)	(8,296.6)
Deferred	(29,475.1)	(8,553.3)
Total	(95,925.3)	(16,850.0)

Our current income tax increased Ps. 58,154 million, or 700.9%, from Ps. 8,297 million in 2023 to Ps. 66,450 million in 2024, mainly explained by a higher profit before taxes.
Our deferred income tax increased Ps. 20,922 million, from Ps. 8,553 million in 2023 to Ps. 29,475 million in 2024, mainly due to the use of tax loss carryforwards existing as of December 31, 2023.

Net profit
As a result of the foregoing, our net profit increased Ps. 132,546 million, or 628.8%, from Ps. 21,081 million in 2023 to Ps. 153,627 million in 2024. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 1,968 basis points, from 2.3% in 2023 to 22.0% in 2024.
Year Ended December 31, 2023, compared to the Year Ended December 31, 2022
The following table sets forth our statement of profit or loss and other comprehensive income for 2023 and 2022:

	For the Year Ended December 31,		Variation
	2023	2022	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	919,312.7	984,191.5	(64,878.8)	(6.6)
Cost of sales	(688,685.3)	(718,413.3)	29,728.0	(4.1)
Gross profit	230,627.4	265,778.2	(35,150.8)	(13.2)
Selling and administrative expenses	(84,199.9)	(84,838.3)	638.4	(0.8)
Other gains and losses	1,999.2	22,957.7	(20,958.5)	(91.3)
Tax on debits and credits to bank accounts	(10,183.8)	(9,868.5)	(315.3)	3.2
Finance costs, net
Exchange rate differences	(255,244.8)	(50,311.1)	(204,933.7)	407.3
Gain on net monetary position	302,169.4	93,224.0	208,945.4	224.1
Financial income	12,434.2	11,028.7	1,405.5	12.7
Financial expenses	(159,671.2)	(173,355.7)	13,684.5	(7.9)
Profit before taxes	37,930.5	74,615.0	(36,684.5)	(49.2)
Income tax expense
Current	(8,296.6)	(27,835.2)	19,538.6	(70.2)
Deferred	(8,553.3)	(34,526.7)	25,973.4	(75.2)
Net profit	21,080.6	12,253.1	8,827.5	72.0
Revenues
Our revenues decreased Ps. 64,879 million, or 6.6%, from Ps. 984,192 million in 2022 to Ps. 919,313 million in 2023, primarily due to lower topline performance of our core business, Cement, followed by the Railroad segment. This was partially offset by a better performance of Concrete and Aggregates.
•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 63,943 million, from Ps. 869,662 million in 2022 to Ps. 805,719 million in 2023, mainly due to an average sales price decrease of 7.3%, coupled by a decrease of 4.5% in sales volume.
•Concrete segment: Revenues from our concrete segment, without considering the eliminations between segments, increased Ps. 4,982 million, from Ps. 83,183 million in 2022 to Ps. 88,165 million in 2023, mainly due to an increase of 0.2% in sales volume and an average sales price increase of 5.7%.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps. 6,793 million, from Ps. 79,232 million in 2022 to Ps. 72,440 million in 2023, mainly due to an decrease of 7.5% in sales volume, coupled by a decline of 1.2% in the average sales price.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, increased Ps. 3,538 million, from Ps. 24,528 million in 2022 to Ps. 28,066 million in 2023 mainly due to an increase of 3.9% in sales volume and an average price increase of 10.2%.

•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, decreased Ps. 996 million, from Ps. 6,180 million in 2022 to Ps. 5,184 million in 2023.
Cost of sales
Our cost of sales decreased Ps. 29,728 million, or 4.1%, from Ps. 718,413 million for 2022 to Ps. 688,685 million for 2023, mostly as a consequence of the lower sales volume. The main contributors to our cost of sales decrease during the period were (1) Ps. 18,939 million in depreciation; (2) Ps. 13,408 million in thermal and electrical energy costs, due to lower sales volume and lower incidence of energy inputs in our cost of sales; and (3) a Ps. 4,608 million in lower freight costs, principally due to lower sales volume.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2023	2022
	(in millions of Ps.)
Purchases and production expenses for the year	722,979.7	744,419.2
(+) Inventories at the beginning of the year	181,631.7	155,625.8
(-) Inventories at the end of the year	215,926.2	181,631.7
Cost of sales	688,685.3	718,413.3
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 20,457 million, or 3.4%, from Ps. 597,487 million in 2022 to Ps. 577,030 million in 2023. This decrease in cost of sales was mainly due to (1) lower thermal and electrical energy costs as a consequence of decreased sales volume and lower unitary costs in US dollars; (2) a decrease in depreciation; and (3) lower freight costs mainly due to a decreased outbound and inbound transportation needs.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, increased Ps. 4,254 million, or 5.1%, from Ps. 83,130 million in 2022 to Ps. 87,384 million in 2023, mainly reflecting an increase in costs due to higher raw materials costs, equipment leases and maintenance costs and salaries, partially compensated by lower fuel cost.
•Railroad segment: Cost of sales from our railroad segment decreased Ps. 15,466 million, or 17.2%, from Ps. 89,886 million in 2022 to Ps. 74,420 million in 2023, mainly due to lower transported volume coupled with lower depreciation and fuel costs.
•Aggregates segment: Cost of sales from our aggregates segment increased Ps. 3,706 million, or 16.5%, from Ps. 22,527 million in 2022 to Ps. 26,233 million in 2023, mainly reflecting an increase in costs due to higher sales volume, higher equipment leases, maintenance and an increase in salaries, wages and social security charges.
•Others segment: Cost of sales from Recycomb S.A.U. segment decreased Ps. 98 million, or 2.5%, from Ps. 3,977 million in 2022 to Ps. 3,879 million in 2023.
Gross profit
Due to the factors mentioned above, our gross profit decreased Ps. 35,151 million, or 13.2%, from Ps. 265,778 million in 2022 to Ps. 230,627 million in 2023. Our gross margin (gross profit divided by revenues and expressed as a percentage) was contracted by 192 basis points, from 27.0% in 2022 to 25.1% in 2023.
Selling and administrative expenses
Our selling and administrative expenses decreased Ps. 638 million, or 0.8%, from Ps. 84,838 million in 2022 to Ps. 84,200 million in 2023, mainly due to (1) a decrease in Taxes, duties, contributions, and commissions due to lower sales volume; (2) a decrease in Freight due to lower volume; and partially compensated by (3) an increase in Insurance, data processing and Fees and compensation for services.
Other gains and losses
Our other gains and losses decreased Ps. 20,959 million, or 91.3%, from Ps. 22,958 million in 2022 to Ps. 1,999 million in 2023, mainly due to the sale of a non-strategic property in Olavarría in 2022.
Our tax on bank accounts debits and credits increased Ps. 315 million, or 3.2%, from Ps. 9,869 million in 2022 to Ps. 10,184 million in 2023, related to the volume of monetary transactions carried out the respective fiscal year.
Financial results, net
Our total net financial cost decreased Ps. 19,102 million, from a loss of Ps. 119,414 million in 2022 to a loss of Ps. 100,313 million in 2023, principally due to (1) an increase in gain on net monetary position of Ps. 208,945 million; (2) a higher loss of Ps. 204,934 million from exchange rate differences; (3) a lower charge of Ps. 115,597 million from securities transactions; (4) a higher loss of Ps 96,023 million from interest on borrowings; and (5) a higher loss from other net financial income and expense of Ps. 4,482 million.
Our financial expenses decreased Ps. 13,685 million, or 7.9%, from Ps. 173,356 million in 2022 to Ps. 159,671 million in 2023, mainly due to a lower impact of Ps. 115,595 million from losses with securities transactions and a higher loss of Ps 96,023 million from interest on borrowings.
Our financial income increased Ps. 1,405 million, or 12.7%, from Ps. 11,029 million for 2022 to Ps. 12,434 million for 2023.
Income tax expense
Our income tax expense decreased Ps. 45,512 million, or 73.0%, from Ps. 62,362 million in 2022 to Ps. 16,850 million in 2023. The effective tax rate was 44.4% in 2023 compared to 83.6% in 2022, primarily due to the impact of a valuation allowance of certain specific tax losses recorded in 2022.
The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2023	2022
	(amounts in millions of Ps.)
Profit before income tax expense	37,930.5	74,615.0
Statutory rate	35%	35%
Income tax at statutory rate	(13,275.7)	(26,115.2)
Adjustments for calculation of the effective income tax:
Recovery of tax losses / Unrecognized tax losses	2,315.4	(30,412.1)
Effects of the inflation adjustment for accounting and tax purposes	(6,487.2)	(5,600.7)
Other non-taxable income or non-deductible expense net	597.6	(233.9)
Income tax expense	(16,850.0)	(62,361.9)
Income tax expense
Current	(8,296.6)	(27,835.2)
Deferred	(8,553.3)	(34,526.7)
Total	(16,850.0)	(62,361.9)

________________

Our current income tax decreased Ps. 19,539 million, or 70.2%, from Ps. 27,835 million in 2022 to Ps. 8,297 million in 2023, mainly explained by a lower profit before taxes.
Our deferred income tax decreased Ps. 25,974 million, or 75.2% from Ps. 34,527 million in 2022 to Ps. 8,553 million in 2023, due to the valuation allowance of specific tax loss carryforwards recorded in 2022, as previously mentioned.
Net profit
As a result of the foregoing, our net profit increased Ps. 8,828 million, or 72.0%, from Ps. 12,253 million in 2022 to Ps. 21,081 million in 2023. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 105 basis points, from 1.2% in 2022 to 2.3% in 2023.

B.Liquidity and Capital Resources
Our financial condition and liquidity is and will be influenced by a variety of factors, including:
•our ability to generate cash flows from our operations;
•the level of our outstanding indebtedness and the interest that we are obligated to pay on our indebtedness, which affect our net financial expenses;
•variations in the exchange rate of Argentine pesos versus other currencies;
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
During 2024, we used cash flow generated by our continuing operations, primarily for capital expenditures, working capital needs and payment of interest on our financial debt. As of December 31, 2024, our cash and cash equivalents (defined as cash and banks and short-term investments as sated in Note 29 to our consolidated financial statements) was Ps. 8,553 million.
On January 27, 2023, our board of directors approved the first issuance of simple corporate bonds not convertible into shares under our Global Corporate Bond Issuance Program for up to US$150.0 million which was approved by the general shareholders’ meeting held on April 16, 2020, the terms and conditions of which were approved by our board of directors at its meeting held on the same day.
On February 22, 2023, the company issued its Class 1 Corporate Bonds, which resulted in a face value of Ps. 25,636.3 million (equivalent to US$133.3 million), bearing interest at BADLAR + 2% and maturing within 18 months. As of December 31, 2024, these corporate bonds have been cancelled.
On April 25, 2023, the general shareholders’ meeting approved the increase in the amount of our Global Corporate Bond Issuance Program to US$500 million.
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
During the fiscal year ended December 31, 2024, Loma Negra entered into funding agreements through stock market repurchase agreements (caución bursátil). These borrowings were obtained through Banco de Valores S.A. and were secured by public securities obtained on loan. The cost of these guarantees is included in the borrowing rate and is accrued over the duration of the loan. The Group does not recognize assets or liabilities in connection with the collateral granted, as the associated guarantees do not transfer the rights or obligations of ownership. During 2024, the Company also entered into fundraising agreements by issuing promissory notes through the EPYME channel of Caja de Valores S.A.
We believe that our cash and cash equivalents on hand, cash from operations and borrowings that we believe are available to us, will be adequate to meet our capital expenditure requirements and liquidity needs at least for the next 12 months. We implement liquidity risk management practices, keeping cash and other liquid instruments, as well as available funds. We may require additional capital to meet our long-term liquidity objectives and future growth requirements. As noted in note 24 to the financial statements as of December 31, 2024, the Group considers that it has adequate sources of liquidity, subject to the information outlined in "Item 3.D. Risk Factors" herein.
Capital Resources
After the completion of our capacity expansion project with the second line of L'Amalí in 2021, we significantly reduced our capital expenditures needs. During 2024, we principally invested in maintenance capital expenditures and the 25 kilograms project, which were financed mainly from our cash of operations and new debt financings.
Regarding future commitments, we have no other material investment plans other than the one related to the legal requirement of adjusting our cement bags to the 25 kilograms format. See "Item 3.D. Compliance with Resolution 54/2018 of the Secretary of Commerce could adversely affect our operations and profitability.”
Cash Flows
The table below sets forth our cash flows from continuing operating activities, continuing investing activities and continuing financing activities for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of Ps.)
Cash and cash equivalents at the beginning of the year	14,664.6	33,302.5	43,666.8
Net cash generated by operating activities	124,718.1	185,164.9	212,676.1
Net cash used in investing activities	(72,893.9)	(78,014.6)	(31,987.1)
Net cash used in financing activities	(48,265.9)	(89,469.4)	(168,053.4)
Effect of restating in constant currency of cash and cash equivalents	(10,032.8)	(50,562.3)	(24,546.8)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	363.4	14,243.5	1,546.9
Cash and cash equivalents at the end of the year	8,553.4	14,664.6	33,302.5
Year Ended December 31, 2024
In 2024, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 152,989 million. The sum of changes in operating assets and liabilities were Ps. 28,271 million in 2024, which was mainly due to an increase in inventories of Ps 46,089, an increase in trade accounts receivable of Ps 39,849, a decrease in other liabilities of Ps. 11,246 and cash flows of a Ps. 12,494.8 million in income tax paid and, partially offset by cash flows proceeding from an increase in accounts payable of Ps. 54,603 million and an increase of Ps. 22,911 from other receivables. In 2024, net cash provided by operating activities amounted to Ps. 124,718 million.
Our net cash flow used in investing activities was Ps. 72,894 million in 2024, mainly as a result of our acquisition of property, plant and equipment of Ps. 73,048 million.
Our net cash flow used in financing activities was Ps. 48,266 million in 2024, primarily due to interest paid to service our debt of Ps. 61,591 million, partially offset by net proceeds from borrowings of Ps. 15,656 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 6,111 million in 2024.
Year Ended December 31, 2023
In 2023, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 167,065million. The sum of changes in operating assets and liabilities were Ps. 18,100 million in 2023, which was mainly due to an increase in trade payables of Ps 98,456, an increase in other liabilities of Ps 15,392, and an increase in salaries and social security contributions of Ps 14,682 and, partially offset by cash flows of a Ps. 12,048 million in income tax paid and an increase of Ps. 64,977 million from trade accounts and other receivables, and an increase in inventories for Ps. 31,740 million. In 2023, net cash provided by operating activities amounted to Ps. 185,165 million.
Our net cash flow used in investing activities was Ps. 78,015 million in 2023, mainly as a result of our acquisition of property, plant and equipment of Ps. 78,511.
Our net cash flow used in financing activities was Ps. 89,469 million in 2023, primarily due to dividend payments of Ps. 189,116 million, interest paid to service our debt of Ps. 118,407 million, partially offset by net proceeds from borrowings of Ps. 220,146 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 18,638 million in 2023.
Year Ended December 31, 2022
In 2022, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities was Ps. 246,140 million. The sum of changes in operating assets and liabilities were Ps. 33,464 million in 2022, which was mainly due to cash flows of Ps. 72,114 million used in income tax paid and an increase of Ps. 70,008 million from trade accounts and other receivables, an increase in inventories for Ps. 21,469 million, partially offset by a Ps. 75,706 million from an increase in trade account payables. In 2022, net cash provided by operating activities of Ps. 212,676 million.
Our net cash flow used in investing activities was Ps. 31,987 million in 2022, mainly as a result of our acquisition of property, plant and equipment of Ps. 69,192 million, partially offset by Ps. 22,351 million from proceeds from disposal of property, plant and equipment and Ps. 16,242 million from redemption of investments.
Our net cash flow used in financing activities was Ps. 168,053 million in 2022, primarily due to dividend payments of Ps. 147,871 million, interest paid to service our debt of Ps. 32,251 million and repurchase of common stock for Ps. 12,189 million, partially offset by net proceeds from borrowings of Ps. 26,179 million.
Our cash and cash equivalents of operations decreased by Ps. 10,364 million in 2022.
Indebtedness and Financing Strategy

As of December 31, 2024, our total outstanding consolidated borrowings were Ps. 170,901 million, consisting of Ps. 100,680 million of short-term borrowings, including current portion of long-term borrowings (or 59% of our total borrowings) and Ps. 70,221 million of long-term borrowings (or 41% of our total borrowings).

Our foreign currency-denominated consolidated borrowings as of December 31, 2024, were Ps. 156,366 million (or 91% of our total borrowings), all of which were denominated in U.S. dollars. Our peso-denominated borrowings were Ps. 14,536 million (or 9% of our total borrowings).

As of December 31, 2024, 9% of the company's consolidated loans accrued interest at a variable rate, as it is debt in pesos. The remaining 91% accrues interest at a fixed rate, all of which is in foreign currency.

The following tables sets forth selected information with respect to our principal outstanding borrowings as of December 31, 2024 (expressed in thousands of Ps.):

	2024					2023
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - USD
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	6.00%	Jan-25	1,026,977	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	6.00%	Feb-25	2,563,066	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	7.00%	Sep-25	1,770,302	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	7.00%	Oct-25	2,925,992	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	7.25%	Dec-25	2,418,884	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	7.25%	Jan-26	2,284,544	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	7.25%	Feb-26	104,302	-
Negotiable promissory note	(1)	Loma Negra C.I.A.S.A.	7.50%	Apr-26	763,552	-
Banco Patagonia	(2)	Ferrosur Roca S.A.	-	-	-	81,184
Banco Patagonia	(2)	Ferrosur Roca S.A.	-	-	-	192,008
Total borrowings in foreign currency					13,857,619	273,192

Borrowings in local currency
Bank overdrafts	(3)	Ferrosur Roca S.A.	38.24%	Jan-25	4,873,033	5,018,973
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	38.00%	Jan-25	295,789	10,116,128
Securities-guaranteed	(4)	Loma Negra C.I.A.S.A.	37.41%	Jan-25	9,366,848	-
Total borrowings in local currency					14,535,670	15,135,101

	2024					2023
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - USD
Serie – Class 2	(5)	Loma Negra C.I.A.S.A.	6.50%	Dec-25	74,103,576	125,979,900
Serie – Class 3	(5)	Loma Negra C.I.A.S.A.	7.49%	Mar-26	57,997,572	98,565,157
Serie – Class 4	(5)	Loma Negra C.I.A.S.A.	6.00%	May-26	10,406,768	17,681,136
Total corporate bonds in foreing currency					142,507,916	242,226,193

	2024					2023
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - Ps.
Serie – Class 1	(6)	Loma Negra C.I.A.S.A.	-	-	-	63,284,373
Total corporate bonds in local currency					-	63,284,373
Total					170,901,205	320,918,859
As of December 31, 2024, the average maturity of our indebtedness was 0.9 years. Our financing strategy over the next years principally involves minimizing the firm cost of capital, maintaining an adequate indebtedness level with a debt maturity profile compatible with our anticipated cash flow generation and anticipated capital expenditures.
As of December 31, 2024, the Company's debt contracts do not include restrictive clauses that imply an obligation to maintain financial ratios and/or non-financial commitments to which it must adhere.
The following is a description of our material indebtedness as of the date of this annual report.

(1)
As of December 31, 2024, Loma Negra entered into fundraising agreements by issuing promissory notes through the EPYME channel of Caja de Valores S.A. These notes bear interest at a fixed rate and are not guaranteed.

(2)	During the fiscal year 2023 and 2022 , Ferrosur Roca S.A. entered into several contracts in US dollars with Banco Patagonia, accruing interest at a fixed rate. As of December 31, 2024, these loans have been cancelled.

(3)	As of December 31, 2024 and 2023, the Group carries bank overdrafts in the amount of 5,168,822 and 15,135,101, respectively. Bank overdrafts existing at the beginning of the year were canceled regularly during fiscal year 2024.

(4)
During the fiscal year ended December 31, 2024, Loma Negra took a borrowing through Banco de Valores S.A., providing as collateral securities obtained on loan. The cost of these guarantees is included in the borrowing rate and is accrued over their duration. The Group does not recognize assets or liabilities in connection with the collateral granted because its loan conditions do not provide risks and rewards of ownership over them.

(5)
On June 21, September 11, and November 2, 2023, the Company issued its Class 2, 3 and 4 Corporate Bonds in dollars for a total amount of US$71,723 thousand, US$55,000 thousand and US10,000 thousand, with an interest rate of 6.5%, 7.49% and 6.00%, and maturing on December 21, 2025, March 11, 2026 and May 2, 2026, respectively. Interest is paid semiannually. The issuance of these corporate bonds in foreign currency has been carried out within the scope of the local public offering, without intervention of the single and free exchange market ("MULC"). These debts have been valued at their amortized cost in foreign currency, converting the resulting amounts into local currency at the official selling exchange rate effective at the end of the reporting period.

(6)
On February 22, 2023, the Company issued its Class 1 Corporate Bonds for a total amount of $25,636.3 million, with an interest rate BADLAR + 2.0%, principal maturity at 18 months and payments quarterly interest. As of December 31, 2024, these corporate bonds have been cancelled.

Contractual Commitments
The following table presents information relating to our contractual obligations as of December 31, 2024:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial borrowings (1)	170,901.20	100,680.04	70,221.17	-	-
Accounts payable	93,590.80	93,590.80	-	-	-
Taxes payable	46,844.68	46,844.68	-	-	-
Salaries and social security contributions	19,418.66	17,909.95	1,508.71	-	-
Lease liabilities	3,186.64	1,388.36	1,782.34	15.95	-
Severance payment plans	639.22	479.26	155.16	4.32	0.48
Other debts(2)	1,367.25	517.01	-	-	850.24
Total	335,948.46	261,410.09	73,667.38	20.27	850.72
________________
(1)“See – Note 24 of our audited consolidated statements for the years ended December 31, 2024 and 2023”.
(2)Corresponds to our internal information.

Selected Ratios
Comparative ratios as of and for the years ended December 31, 2024, 2023 and 2022:

	As of and for the Year Ended December 31,
	2024	2023	2022
Liquidity (1)	1.02	1.09	0.97
Solvency (2)	1.29	0.85	1.33
Non-current assets to total assets ratio (3)	0.81	0.80	0.80
Profitability (4)	0.21	0.03	0.01
(1)Current assets / Current liabilities
(2)Shareholder’s equity / Total liabilities
(3)Non-current assets / Total assets
(4)Net profit / Average shareholder’s equity

Supply Contracts

In 2007, we entered into a 15-year agreement with Siderar S.A.I.C., Argentina’s largest steel company, for the supply of ground granulated blast-furnace slag.

We purchase various sources of energy from several suppliers, traders and distributors of natural gas. The relations with these suppliers ensure that we have the necessary levels of energy to operate and give us flexibility to purchase additional energy, if needed. None of these purchase orders represents a material amount of our total energy supply.

In 2016, we entered into 20-year contract with Genneia S.A. and in 2018 we entered into a 20-year contract with Aluar Aluminio Argentino S.A.I.C., for the provision of wind-sourced electric power commencing on January 1, 2018 and in February 1, 2019 (respectively), to ensure compliance with the obligations imposed by Law No. 26,190 and Law No. 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. With these contracts, we currently exceed the requirements of the Law No. 27,191, reaching approximately 58% of renewable energy in the energy matrix.
C.Research and Development, Patents and Licenses, etc.
Intellectual Property

As of December 31, 2024, Loma Negra had 120 registered trademarks, one of which is pending trademark application for renewal with the Argentine National Intellectual Property Institute ("INPI" (Instituto Nacional de la Propiedad Industrial)). In addition, Recycomb has two registrations and Ferrosur Roca has one. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.
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
As of December 31, 2024, Loma Negra has 2 oppositions filed against third parties’ trademarks which are currently being resolved under the administrative opposition proceedings at INPI. In addition, Loma Negra is owner of 13 internet domains registered at the Network Information Center Argentina (NIC).
We have no published works or deposits of unpublished works under copyright.

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

The national consumer price index published by INDEC accumulated 211.4% in 2023 (as compared to 94.80% in 2022), and 117.8% in 2024 (as compared to 211.4% in 2023). Additionally, the Argentine peso experienced a depreciation rate of 356.44% against the US Dollar in 2023, of 27.7% in 2024 and of 3.93% in the first three months of 2025.

Moreover, on April 1, 2025, the BCRA recorded a low level of U.S dollars reserves, amounting to US$25.45 billion. Despite a surge in reserves at the end of 2022 thanks to the strong contribution of the "soybean dollar" program for more than US$7,000 million, reserves have been constrained by the commercial commitments and debt payments that Argentina has to meet. Following a renegotiated agreement, the first disbursement of US$12 billion was made on 15 April 2025. This inflow brought Argentina’s international reserves to US$36,799 million.
Our results of operations and capital resources may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies as well as, increased freight costs. For additional information, please see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry”
Political changes and the initial policy actions taken by the current government to stabilize the macroeconomic landscape and curtail public expenditure have led to a contraction in activity levels and a dip in private consumption. Consequently, there has been a downturn in cement demand during 2024, as cement dispatches dropped by 24% year-on-year to 9.56 million ton, the lowest annual level reported since 2009, according to the Association of Portland Cement Manufacturers.

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
The following table lists the restated current members of our board of directors appointed by the ordinary shareholders' meeting held on April 23, 2025.

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2024
Paulo Diniz	67	President	No	8
Sergio Damián Faifman	50	Vice-President	No	13
Sergio Daniel Alonso	62	Director	Yes	8
Cesar Javier Graña	54	Director	Yes	6
Javier Enrique Patron	62	Director	No	3
Laura Gé	57	Director	Yes	2
Humberto Junqueira de Farias	56	Director	No	0
Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.
Paulo Diniz. Mr. Diniz was appointed as President of our board of directors in April 2023, and he participates as member of our board of directors since July 2017. Mr. Diniz is a member of the following Loma Negra’s Committee: Results, Finance and Strategy Committee and People and Governance Committee. Mr. Diniz is currently Chief Executive Officer of InterCement Participações, S.A., a leading global cement player, our controlling shareholder. Mr. Diniz is also a member of the board of directors of InterCement Brasil S.A. Paulo has over thirty five years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan S.A., F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Politécnica-USP in São Paulo, a master’s degree in Business Administration from IMD in Switzerland, and a specialization in human resources from INSEAD in France.
Sergio Damián Faifman. Mr. Faifman was appointed as member of our board of directors in August 2012. He has also acted as Vice-President of our board of directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the Boards of Directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra. Also, he is currently first Vice-President of FICEM (Inter-American Cement Federation) which in turn is member of the GCCA. Mr. Faifman is also a member of the Strategy and Finance Committee of InterCement Brasil S.A. (ICB). In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement, and is currently serving as President of both organizations. Mr. Faifman joined our company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002. Currently, he is a member of the following Loma Negra’s Committees: Ethics and Compliance Committee, People and Governance Committee, and Results, Finance and Strategy Committee. Also, he is President of the board of Loma Negra’s Foundation.

Sergio Daniel Alonso. Mr. Alonso was appointed as a Member of our board of directors in July 2017. Mr. Alonso is also a Member of the Board of Arcos Dorados (ARCO/NYSE) -the largest independent McDonald´s Master Franchisee globally- since 2008. He has also served as Chief Executive Director of Arcos Dorados between 2015 and 2019. From 2008 to 2015, Mr. Alonso was Chief Operating Officer, and from 2003 to 2008 he was President of McDonald’s Brazil. Arcos Dorados -the largest private provider of First Employment opportunities in Latin America- has been recognized several times as one of the Top Companies to Work For, according to Great Place to Work (GPTW) Institute. During his tenure in McDonald’s Brazil, he was also President of the Instituto Ronald McDonald, an NGO dedicated to Youth Cancer with active involvement in Public Policies and Fund Raising. Between 1996 and 1999 Mr. Alonso was Director of Commercial Operations for Renault Argentina. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires, Argentina. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. Mr. Alonso is a member of the Board of Directors of Universidad Austral de Argentina, where he also serves as Chariman of the Audit and finance Committe Also, Mr. Alonso serves as Board Member of Loma Negra’s Foundation and is a member of Loma Negra’s Audit Committee, Ethics and Compliance Committee, People and Governance Committee and also chairs the Ethics and Compliance Committee.
César Javier Graña. Mr. Graña was appointed as a member of our board of directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvard University in 2000. Mr. Graña is a Partner in the Strategic Advisory Group at PJT Partners. At PJT Partners Mr. Graña leads the Latin American practice advising clients on strategic transactions including mergers and acquisitons, capital markets and restructuring. Prior to joining PJT Partners, Mr. Graña was a Managing Director and Head of Investment Banking for LatAm ex-Brazil at ItauBBA, the investment banking arm of ItauUnibanco from 2013 until 2019. Before joining ItauBBA Mr. Graña spent 13 years at Morgan Stanley in the Mergers & Acquisitions Group in New York, working on a broad range of public and private transactions across different industries. During his last year at Morgan Stanley, he was part of Morgan Stanley’s Latin American Group leading the M&A effort in the region. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A. Mr. Graña serves as board member at Loma Negra’s Foundation and is member of the Risks and Reputational Committee, the Audit Committee and the Results, Finance and Strategy Committee of Loma Negra.
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
Laura Gé. Mrs. Laura Gé was appointed as member of our board of directors and member of the Audit Committee and the Risks and Reputational Committee of Loma Negra in April 2023. She is also member of the board of directors of Banco Santander in Argentina, Farmcity S.A., Stein Holding Group LLC, and Austral Participacoes in Brazil (nominated by the IFC). She also serves as from 2016 as Senior Executive Advisor of Grupo Sancor Seguros and Advisor of the board of directors of Wiener Lab S.A. She has more than 10 years of experience in management consulting, having led the Buenos Aires and Chile offices of Integration Consulting and having served as manager at Hermes Management Consulting and consultant at The Boston Consulting Group. She served as CEO of the outdoor advertising company MECA and she was a member of the Executive Committee at CIMECO, a holding owning Los Andes de Mendoza and La Voz del Interior newspapers and serving as board member of these two companies. She served as CEO of the Sunday magazine Rumbos, included in most of the newspapers published in the interior of Argentina. She also has experience in Venture Capital and Private Equity funds, having served as Director of Pegasus Capital and manager of I5 (part of Hicks, Muse, Tate & Furst group), among others. Mrs. Laura Gé is a Certified Public Accountant graduated with honors from Universidad de Buenos Aires and she obtained an MBA from Harvard Business School, where she also graduated with honors. She is a former leader of Corporate Governance Chapter of IDEA and she performed as member of the organizational committee of several Conferences and the Management Experience event of such entity. She is a member of the Women Corporate Directors (WCD), the Consultancy Committee of LIDE Argentina and a member of the staff of the post-graduate professors at the Administration and Social Sciences Faculty of the University ORT in Uruguay, where she lectures on corporate governance. She also serves on the Corven Group Advisory Board and the ABECEB Advisory Board.

Humberto Junqueira de Farias. Mr. Junqueira de Farias was appointed as member of our board of directors in April 2025. He is a member of the following Loma Negra’s Committee: Results, Finance and Strategy Committee and Risks and Reputtional Committe. Mr. Junqueira de Farias currently serves as a member of the Board of Directors of Mover Participações, the Advisory Board of Bueno Netto Engenharia, and the Instituto Vencer o Câncer (pro bono). Additionally, he is a Senior Advisor at GeoBiogas & Carbon. Previously, he was a member of the Board of Directors of JBS Global, Eldorado Brasil Celulose, Loga – Logística Ambiental S.A., Essencis Soluções Ambientais S.A., and the Advisory Board of CSBrasil (Grupo Simpar). He also served as CEO of Âmbar Energia, Renuka do Brasil, Intercement, Loma Negra (Argentina), and CAVO Serviço e Meio Ambiente S.A., accumulating extensive experience in business leadership and strategic management. He holds a degree in Civil Engineering and Business Administration from Mackenzie University. He also holds a postgraduate degree in Industrial Administration from Fundação Vanzolini - USP and a specialization in Management from IMD - Switzerland. Furthermore, he completed the Advanced Board Member Course at IBGC and is a member of the Young Presidents’ Organization, where he has held the presidency of the Paulista, Metropolitan, and Gold São Paulo Chapters (pro bono). He has experience in various industries, including agribusiness, sanitation, environmental services, food, bioenergy, engineering and construction, energy, gas, infrastructure, and building materials. Additionally, he has a strong background in large organizations in Brazil and abroad, managing mergers and acquisitions (M&A), internationalization, turnaround processes, crisis management, innovation, and technology. He has also participated in the boards of various entities, including SELUR (Union of Urban Cleaning Companies of the State of São Paulo), AFCP (Portland Cement Manufacturers Association in Argentina), SNIC (National Union of the Cement Industry), and ÚNICA (Sugarcane and Bioenergy Industry Union).
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

Name	Year of Birth	Position	Year of first Appointment
Sergio Damián Faifman	1974	Chief Executive Officer	2016
Marcos Isabelino Gradin	1972	Chief Financial Officer	2015
Gerardo Oscar Diez	1967	Commercial and Concrete Director	2016
Hector Fabian Gerez	1968	Ferrosur Roca S.A. General Director	2021
Lucrecia Loureiro	1981	Human Resources, Sustainability and Legal Director	2022
Lucas Amchite	1975	Industrial Director	2025
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
Gerardo Oscar Diez. Mr. Diez has acted as our commercial and concrete director since January 2011. Mr. Diez is responsible for our marketing strategy and commercial relationships. In addition, Mr. Diez also currently serves in the board of Ferrosur Roca S.A., Cofesur S.A.U. y Recycomb S.A.U. Mr. Diez joined our company in May 1992 and, since then, has held a number of positions, including commercial and concrete director, having accumulated more than 30 years of expertise. Mr. Diez received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1991 and an MBA from Universidad Austral in 2000.
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
Lucas Ariel Amchite. Mr. Amchite is our Director of Operations since April 2025 and is responsible for the management and operations of our integrated plants and grinding facilities. In addition, he is responsible for the company's Engineering, Technology and Processes and Maintenance Area. Mr. Amchite joined our company in February 2000, were he held a number of positions at our industrial units and was the plant manager of our San Juan plant from January 2015 until November 2019. On November 2019 he was appointed as Industrial Manager of Yguazu Cementos S.A. (a formerly subsidiary of our Company sold during 2020). Mr. Amchite received a bachelor degree in Mechanical Engineering from Universidad Nacional de Mar del Plata in 1999.
B.Compensation
Executive Officers
Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps. 3,608 million in 2024 and Ps. 4,728 million in 2023. Additionally, Ps. 768 million and Ps.1,518 million have been accrued as long-term incentive program during the fiscal years ended December 31, 2024 and 2023, respectively (See Note 19 of our consolidated financial statements).
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

During the annual ordinary shareholders’ meeting held on April 23, 2025, the shareholders approved total directors’ compensation of Ps. 1,772 million (nominal values) and total fees for the members of our supervisory committee of Ps. 50.7 million (nominal values), for services rendered during 2024.

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
Awards. Awards consist of the granting of our ordinary shares and/or ADSs, and/or to alternatively settle it in the equivalent value in cash at the company's discretion (as per the modification made on November 6, 2024).

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

On February 12, 2021 the board meeting that established the two long-term stock-based plans, also approved the granting of a total amount of 10,069 ADRs corresponding to the 33% of the first installment of the first year. Such amount was distributed on January 5, 2022. On January 2, 2023 17,473 ADRs were distributed, corresponding to the 33% of the second installment of the plan for the year 2021 and 33% to the first installment of the plan for the year 2022. On January 3, 2024, 25,650 ADRs were distributed corresponding to the 34% of the third installment of the plan for the year 2021, 33% to the second installment of the plan for the year 2022 and 33% to the first installment of the plan for the year 2023. On January 6, 2025, the cash equivalent to 27,336 ADRs was paid to the corresponding employees. This distribution included 34% of the third installment for the year 2022, 33% of the second installment for the year 2023, and 33% of the first installment for the year 2024. The distributions made during 2025 were paid in cash equivalents.

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
On March 18, 2024, 39,974 ADRs were distributed for the program corresponding to the year 2021. Subsequently, on March 10, 2025, a cash payment equivalent to 22,952 ADRs was made to the corresponding employees under the same 2021 program.

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
Supervisory Committee
Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the LMC and our bylaws, the supervisory committee may be rescinded provided that an Audit Committee was duly appointed. The decision to rescind the appointed supervisory committee must be passed by an extraordinary shareholders' meeting with a quorum 75% of the shares entitled to vote and with the majority of 75% of votes -without applying the plurality of votes of the shares entitled to vote. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 23, 2025:

Name	Year of Appointment	Position Held	Age
Antonio Juan Lattuca	2025	Member	82
Omar Raúl Rolotti	2025	Member	78
Adriana Irene Calvo	2025	Member	62
Claudio Aldo Forti	2025	Alternate	61
Carlos Roberto Chiesa	2025	Alternate	56
José Alanis	2025	Alternate	87
Committees of the Board of Directors
Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.
Audit Committee
Our Audit Committee is composed of three members, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 23, 2025, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Laura Gé	Permanent	57	2025	Independent
Sergio Daniel Alonso	Permanent	62	2025	Independent
Cesar Javier Graña	Permanent	54	2025	Independent
As of the date of this annual report, all of the members of our audit committee are independent under CNV regulations, Rule 10A-3 under the Exchange Act, or Rule 10A-3, and the applicable NYSE standards. In addition, our board of directors has determined that each of the members of our Audit Committee is “financially literate” within the meaning of the rules of the NYSE and that Cesar Javier Graña is an “audit committee financial expert” within the meaning of Item 16A of Form 20-F under the Securities Act and has the requisite accounting or related financial management expertise under the rules of the NYSE.

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
D.Employees
As of December 31, 2024 we had a total of 2,821 employees. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). The Company has no significant labor conflicts. In the past four years, the Company has not experienced any specific strike affecting all its operations and, consequently, we have not lost any working days in 2024 due to union actions.

	As of December 31,
Business Segment	2024	2023	2022
Cement	1,424	1,415	1,421
Concrete	263	285	278
Aggregates	71	74	63
Railroad	1,028	1,077	1,090
Others	35	34	34
Total	2,821	2,885	2,886
E.Share Ownership
None of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date of this annual report. See "Item 6 B. Compensation - Long-Term Incentive Program", Directors, senior management and employees for any arrangement that involves the issue or grant of options, shares or securities of our company.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not Applicable
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of March 31, 2025, by:
•each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares; and
•all of our directors and executive officers as a group.
As disclosed in “Item 6.E. Share Ownership,” none of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date referenced above . The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2025, through the exercise of any option or warrant. The amounts and percentages are based upon 583,483,151 ordinary shares as of March 31, 2025.
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
The table below sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage of our Capital Stock
IC Trading Inversiones Argentina, S.L. (1)	304,233,740	52.1
ANSES (2)	31,076,151	5.3
Directors and Executive Officers as a Group	*	*
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

(2)    The amount of shares owned by the National Social Security Association of Argentina (Administración Nacional de la Seguridad Social), or the ANSES, is based on the information provided by ANSES to the company to attend to the annual ordinary shareholders' meeting held on April 23, 2025.

*Individually each owning less than 1% of our outstanding ordinary shares.

Other than IC Trading Inversiones Argentina, S.L. and ANSES, we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.
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
On May 1, 2024, our controlling shareholder entered into an exclusivity agreement with Companhia Siderúrgica Nacional (CSN) for the potential acquisition of all outstanding shares of Intercement Participações S.A. After several extensions, this agreement was terminated following our controlling shareholder’s decision to file for judicial reorganization (recuperação judicial) on December 3, 2024, as prior extrajudicial reorganization efforts failed.
The judicial reorganization process aims to restructure our controlling shareholder’s financial obligations. While its duration and outcome remain uncertain, it is possible that a change of control with respect to us may occur.
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

Offer Letter Services from Loma Negra to InterCement Participacoes S.A.
On September 29, 2021 InterCement Participacoes S.A. accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services included, but were not limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers, and technicians and prospecting of new international business (due diligences). The fees for the Services represented (i) the Net Costs (meaning all costs in which we incurred in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement was three years starting September 2021. The agreement expired on September 2023, in accordance with its terms.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, 2023 and 2022 included in this annual report.
Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2024, such claims involved a total amount in controversy of approximately Ps. 15,185 million, of which Ps. 3,796 million corresponded to probable claims, Ps. 10,861 million to possible claims, including mainly Ps. 306 million related to tax contingencies, Ps. 4,308 million in labor contingencies and Ps. 6,247 million in administrative, commercial and other proceedings. The remaining Ps. 528 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2024, we had established a provision in the amount of Ps. 3,796 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2024, we also made judicial deposits in the amount of Ps. 36,3 million, related to these proceedings. For claims where we did not record any estimated liability, we will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.
As of December 31, 2024, there were no other material contingencies that could negatively impact our financial results.
The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2024
	Number of proceedings	Total Claims	Total Provisions
		(in millions of Ps.)
Labor and Social Security Proceedings	175	7,031.0	2,577.0
Civil and other proceedings	203	8,154.0	1,219.0
Total	378	15,185.0	3,796.0
See Note 26 of our consolidated financial statements in relation with possible contingencies for which we have not recorded a provision as it is not required under IFRS Accounting Standards.
Damnificados Financieros Asociación Civil’s Class Action

On February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps. 200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the Court admitted the class action and as of September 5, 2017, we appealed the Court’s decision. The Court rejected such appeal, thus on September 28, 2017, we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). In 2019, the Court order to publish notice of the class action in the media. On September 2020, the publications’ project filed by the plaintiff was approved and in December 2020, the plaintiff certified the publication of the class action in its social media. On April 4, 2021, plaintiff requested the Court to open the evidentiary stage. On June 4, 2021, the Court deferred the ruling on defendants’ defenses until passing final judgment and ordered to send the docket to the Public Prosecutor. On August 28, 2021, the Court received the opinion of the Public Prosecutor. On September 16, 2021, the Court requested the parties to state whether a settlement would be possible. The parties answered the Court’s request. On March 3, 2022, after examining the proceedings the Court ordered compliance with pending procedural matters. On December 22, 2022 the court ordered the commencement of the evidentiary stage. After reviewing the evidence offered by the parties for quite some time, on March 28, 2023 the Court has ordered the parties to start producing their evidence. Currently, the parties are still producing the evidence offered. Based on information currently available and the current stage of the litigation, we believe that the chances of success of the claim against us are remote, and thus have not recorded any provision in the consolidated balance sheets as of December 31, 2024.
Antitrust Proceedings
CNDC Market Investigation (C. 1476). In 2013, the CNDC initiated administrative investigations related to the price of cement. To this end, the CNDC requested information from all cement companies involved in the 1999 investigation. In June 2014, the CNDC removed Loma Negra as a party to the investigative proceeding and confirmed that it is a market investigation where the cement companies do not have access to the file. As of the date of this annual report, the case is still under analysis by the CNDC. Thus, based on information currently available and the current stage of the investigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to any potential claims and thus have not recorded any provision in the consolidated balance sheet as of December 31, 2024.

CNDC Market Investigation (C. 1491). In 2014, the CNDC initiated a market investigation that involved all construction materials companies. However, no particular company has been charged or is subject to investigation for anti-competitive behavior. In March and June 2014, Loma Negra submitted all the information requested by the Antitrust Commission. As of the date of this annual report, the case is still under analysis by the CNDC. Thus, based on information currently available and the current stage of the investigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to any potential claims and thus have not recorded any estimated liability in the consolidated balance sheet as of December 31, 2024.
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

CNDC Investigation - Abuse of Dominant Position (C. 1794). In July 2022, the Antitrust Commission initiated an investigation into the company for alleged abuse of dominant position and price discrimination in Portland cement prices and asked Loma Negra to give explanations. On August 26, 2022, we filed explanations and denied all claims. On November 4, 2022, the Antitrust Commission decided to continue the investigation and requested information from us and third parties. On October 25, 2024, we received the Resolution from the Secretary of Commerce, which concluded the investigation based on the CNDC's opinion that no anticompetitive practices had occurred. This decision is not subject to appeal, and the case has been definitively closed.
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
State Class Action
On June 21, 2018, plaintiff Dan Kohl filed a complaint in the Supreme Court of the State of New York, New York County, pursuant to Sections 11 and 15 of the Securities Act of 1933. The complaint also asserts claims against the underwriters of our IPO. The plaintiff alleges that our offering materials failed to disclose material facts and risks concerning our prospects for future growth and our business. As a result of such alleged omissions, the plaintiff asserted that the price of our ADSs was artificially inflated. On March 13, 2019, we filed a motion to dismiss the complaint. On October 22, 2020, the State Court issued its ruling on the motion to dismiss dismissing part of the claims while allowing the rest of the claims to proceed. On June 1, 2021, the First Department modified the Supreme Court’s decision on our motion to dismiss and further narrowed the grounds upon which the case can proceed.
On December 2, 2021, the State Court entered an order certifying the case as a class action and denying our motion for summary judgment. We appealed these rulings, but they were affirmed by the First Department on November 17, 2022.
On October 11, 2023, we entered into a proposed settlement agreement (the "Agreement") with the lead plaintiff for US$24.6 million. A significant portion of the payment obligations arising from the Agreement were covered by our D&O insurance policies. The New York State Court granted preliminary approval on November 30, 2023, and final approval followed on April 10, 2024. The New York State Court rendered a final judgment pursuant to the settlement on March 3, 2025. The appeal deadline expired on April 2, 2025, with no appeals filed. As a result, the settlement is now final, and the releases are effective.
The Agreement did not contain any admission or acknowledgment of liability for wrongful conduct by Loma Negra or the other defendants in the class action, and provided for release of all claims.
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
Reserve Accounts
Reserve accounts are comprised of the legal reserve, environmental reserve and optional reserve for future dividends, as determined at the shareholders’ meeting.
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

Based on current regulations in Argentina, the shareholders’ meeting must allocate 100% of our net profit.
The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in millions of Ps.)
Legal reserve	19,161.7	19,161.7	19,161.7
Environmental reserve	149.6	149.6	149.6
Optional reserve for future dividends	355,816.3	340,843.1	495,207.6
Total reserves	375,127.6	360,154.4	514,518.9
Payment of Dividends
Form of Payment

In general, Argentine foreign exchange regulations may grant access to the FX Market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs if certain conditions are met. Cases not falling under the exhaustive list provided by Argentine foreign exchange regulations will require prior approval of the BCRA to access the FX Market, which is seldom granted and acts as a de facto prohibition. Additionally, the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. Furthermore, the total amount to be paid to non-resident shareholders through the FX Market shall not exceed the corresponding amount denominated in Pesos that was determined by the shareholders’ meeting. Notwithstanding the foregoing, Argentine companies shall have access to the foreign exchange market to purchase and transfer foreign currency abroad for the payment of profits and dividends to non-resident shareholders pursuant to certain provisions set forth in foreign exchange regulations. These distributions must correspond to distributable profits derived from realized earnings arising from regular and audited annual financial statements for fiscal years beginning on or after January 1, 2025. See “Item 10. Additional Information—D. Exchange Controls—Foreign indebtedness information regime”.
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
On May 2, 2023 the board of directors of our company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in kind in Argentine Republic Treasury Bills in the amount of Ps. 22,200 million (nominal value), equivalent to a dividend of 43.86 Argentine Republic Treasury Bills per outstanding share. The dividends payment was executed in May 2023.
On June 23, 2023 the board of directors of our company approved to allocate a part of the Reserve for Future Dividends to distribute dividends in the amount of Ps. 13,700 million, equivalent to a dividend of Ps. 23.48 per outstanding share. The dividends payment was executed in July 2023.

The annual shareholders’ meeting held on April 23, 2025, approved (i) to allocate the sum of Ps. 153,810 million (in December 31, 2024 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially release and distribute in cash and/or in kind, one or more payments, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations through the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2025.
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

B.Plan of Distribution
Not applicable.
C.Markets
On October 31, 2017, we completed our initial public offering and on November 1, 2017, our ADSs representing ordinary shares began to trade on the NYSE under the symbol "LOMA". Our ordinary shares are currently traded on BYMA (since November 2017) under the symbol “LOMA”.
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
General
We are a corporation organized as a Sociedad Anónima under the laws of Argentina, incorporated on May 10, 1926 and registered with the Public Registry of Commerce of the Province of Buenos Aires (Azul) on August 5, 1926. The resolution of the board of directors dated July 4, 2018 approved the change of our principal executive offices to Boulevard Cecilia Grierson 355, 4th floor, City of Buenos Aires. This resolution has been registered before the Public Registry of the City of Buenos Aires on October 1, 2018 under No. 18553, Book No. 91, Volume – of corporations.

Our share capital as of December 31, 2024 consisted of Ps. 58,348,315.10, represented by 583,483,151 ordinary, book entry shares, with a par value of Ps. 0.10 per share and each entitled to one vote.

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
Jurisdiction and Arbitration
Pursuant to Section 46 of the LMC, companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market (in this case, the Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires, or any successor thereof) for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims (or challenge any arbitral award, as provided by Sections 758 and 760 of the Argentine Code of Civil and Commercial Procedure) to the competent courts of Argentina. In case that the applicable laws provide for the accumulation of claims related to the same subject matter, such accumulation will be subject to the jurisdiction of the judicial courts.
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
D.Exchange Controls
Due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls, which have been extended without time limitation by Decree No. 91/2019 issued on December 28, 2019, by the Argentine Executive Branch, and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the Argentine Central Bank, among other things:
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
(ii)The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into pesos through the FX Market in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity.

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
•30 consecutive days for crops, soybean oil, hydrocarbons and derivatives;
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
(v)The proceeds from the collection of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory repatriation within 20 consecutive days computed from the date they are received.
As a general rule, Argentine residents may access the FX Market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration.

(vi)Pursuant to Communication “A” 7001, dated April 30, 2020, and its amendment, in order to gain access to the FX Market for making any kind of payments, and in addition to applicable requirements, the Argentine Central Bank requires an affidavit from the requestor, (i) stating that within the immediately proceeding 90 consecutive days it has not (a) sold in Argentina securities settled against foreign currency; (b) transferred securities to custody accounts out of Argentina within the immediately preceding 90 consecutive days; (c) acquired in the country securities issued by non-residents with settlement in pesos; (d) acquired Argentine certificates of deposit representing foreign shares; (e) acquired securities representing private debt issued in foreign jurisdictions; and (f) delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad; and (ii) committing within the immediately following 90 consecutive days not to perform the operations described in (a) yo (f) above. In accordance with Communication “A” 8226, individuals are exempted from the requirements set forth in points 3.16.3.1 and 3.16.3.2 of the Foreign Exchange Regulations described in this section.

(vii)Pursuant to sections 3.16.3.3 and 3.16.3.4. of the Consolidated Text of Foreign Exchange of the BCRA, additionally to the affidavit of point (vi) above, in order to gain access to the FX Market, requestors must inform the details of the individuals or legal entities that exercise a relationship of direct control over the requestor and other legal entities conforming the same economic group (Communication "A" 7766, item 2). Also, requestors must indicate whether they have delivered in the country funds in local currency or other liquid local assets – except funds in foreign currency deposited in local financial entities –, on the 90 calendar days before they request access to the foreign exchange market, to any individual or legal entities that exercises a relationship of direct control over it, or to other companies with which it is part of the same economic group, except those directly associated with operations between residents for the acquisition of goods and/or services. Otherwise, they must present sworn statements from each individual and/or legal person entity who exercises “direct control” over the exchange market or other companies with which it is part of the same economic group, to which it has delivered local currency or local assets, indicating that they have not carried out (nor will they carry out) any of the excluding transactions (a) to (f) of point (vi) above, for 180 consequently days before and 180 consequently days after.
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
(ix)According to section 3.5. of the Consolidated Text of Foreign Exchange of the BCRA, Argentine residents may access the FX Market for the payment of principal or interest under financial debt with third parties, provided that, amongst others, the following requirements are met: (i) the funds disbursed as of September 1st, 2019 had been entered and settled against pesos in the FX Market; (ii) the operation was declared, if applicable, in the last due presentation of the “Survey of external assets and liabilities” and (iii) access to the FX Market occurs no more than 3 business days prior to the maturity date of the principal or interest due. Also, the Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness against the settlement of funds received in concept of a new financial indebtedness with foreign parties, or against a canje operation, subject to the compliance with some additional requirements.
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
Additionally, on April 15, 2025, the Argentine Central Bank announced it will issue a new series of Bonds for the Reconstruction of a Free Argentina (BOPREAL for its acronym in Spanish) in order to order payments of inherited stocks of commercial debts prior to December 12, 2023, dividends and commercial and financial debt services retained with related entities.
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
The exemption mentioned in the prior paragraph is not applicable if the foreign beneficiary is resident in a “non-cooperative jurisdiction” or the invested funds come from one of such jurisdictions. Section 19 of the ITL defines them as any jurisdiction or country that: (i) has not signed an information exchange agreement with Argentina; (ii) has not signed a treaty to avoid double taxation with Argentina; or (iii) has signed either an agreement or convention but does not comply with its obligation to share information with Argentina. According to the ITL, the Argentine Executive Branch will be responsible for issuing this “black list” of non-cooperative jurisdictions. Such blacklist was included in Section 24 of the ITL Regulatory Decree No. 862/2019 on December 6, 2019. This list was amended by Decree No. 603/2024 on July 11, 2024. If, for this reason the exemption is not applicable, the applicable rate is 35% on the net presumed income of 90%, thus the effective withholding rate is 31.5%.
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
Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2024.
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

Dividends received by U.S. Holders will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the ordinary shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). However, amounts withheld on account of the Argentine personal assets tax (as defined in “ —Material Argentine Tax Considerations”) will likely not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Further, the final U.S. Treasury regulations ("Final FTC Regulations") require non-U.S. income tax laws to meet certain requirements in order for such taxes to be creditable for U.S. Holders, and we have not determined whether these requirements have been met with respect to Argentine or any other relevant non-U.S. withholding taxes. However, recent notices (the “Notices”) from the IRS indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

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

Based upon the composition of our income, our assets, the nature of our business, and the current price of our ordinary shares and ADSs, our company does not believe it was a PFIC for the taxable year ending December 31, 2024. There can be no assurance, however, that our company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within our company’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If our company is a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs and any of our company’s non-U.S. subsidiaries are also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers about the application of the PFIC rules to any of our company’s subsidiaries.
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
Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2024, our total outstanding borrowings on a consolidated basis was Ps. 170,901 million, where 9% of the company's consolidated loans accrued interest at a variable rate.
In the event that the average BADLAR rate applicable to our financial liabilities during the year ended December 31, 2024 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately 201 million. At the end of the reporting period there was no debt accruing interests on a BADLAR basis.
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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2024, our consolidated foreign currency-denominated borrowings was Ps. 156,366 million, denominated in U.S. dollars.
As of December 31, 2024 we did not have foreign currency derivative financial instruments.
In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2024, our foreign currency denominated indebtedness as of December 31, 2024 would have increased by approximately Ps. 42,031 million.
Additionally, considering the exchange regulations and restrictions currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2024, the use of financial instruments to settle the above transactions would result in an impact of approximately 15%.

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

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the company and the depositary may agree from time to time. For the year ended December 31, 2024, the Depositary reimbursed us the agreed amount under the ADR program. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.
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
None.
C.Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities
None.
D.Changes in the Trustee or Paying Agents for any Registered Securities
None.
E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Based upon our evaluations, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance of their reliability, as of December 31, 2024.
Management’s Annual Report on Internal Control over Financial Reporting
Our management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined under Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Our internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
Attestation Report of the Independent Registered Public Accounting Firm

As required by Section 404(b) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, Pistrelli, Henry Martin y Asociados S.A., a member of Ernst & Young Global Limited, the independent registered public accounting firm that audited our financial statements for the fiscal year ended December 31, 2024 included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting set forth in our audited consolidated financial statements, which are included in this annual report beginning at Page F-1.
Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2024
There have not been any changes in our internal control over financial reporting during the year of 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Cesar Javier Graña who is currently serving on our Audit Committee, is “audit committee financial experts” as defined by the SEC’s rules, have the requisite accounting or related financial management expertise under the rules of the NYSE and is independent under CNV regulations, Rule 10A-3 and the applicable NYSE standards. Mr. Graña's biographical information is included in “Directors, Senior Management and Employees”.
ITEM 16B.    CODE OF ETHICS
As of September 24, 2024, Loma Negra adopted and communicated the new version of the Code of Ethics, named Code of Ethics and Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Ethics and Conduct is posted on our web site at: http://www.lomanegra.com/en/compliance/. Such Code of Ethics and Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and conduct applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. In addition, we did not grant any waivers to our Code of Ethics and Conduct during the year ended December 31, 2024.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited), for audit and other services performed in fiscal years 2024 and 2023 (stated in the current measurement unit as of December 31, 2024):

	2024	2023
	(In thousands of Ps.)
Audit fees (1)	1,848,493	1,964,234
Tax fees (2)	39,322	11,398
All other fees (3)	–	1,842
Total	1,887,815	1,977,474

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
(2)Includes fees for professional services rendered by our independent registered public accounting firm, in each fiscal year, for tax and social security compliance and routine consulting.
(3)Includes fees for training services rendered by our independent registered public accounting firm.
The Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related, non-audit and tax fees in fiscal year 2024.
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
The General Annual Shareholders’ Meeting designates the external auditor.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased		(b) Average Price per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans of Programs
2024	Common Shares	ADR	Common Shares	ADR (US$)	Common Shares (*)
January (1-2)	—	25,650	—	7.0	128,250	for up to Ps.600 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
March (from 3-11 to 3-14)	—	39,974	—	6.8	199,870	for up to Ps.900 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.	(i)
________________
(*)Each ADR represents 5 common shares

(i)On December 19, 2023, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the CNV Regulations (2013 revised version) our board of directors approved and announced a share repurchase, in accordance with Section 64 of the LMC and the CNV Regulations. The plan’s purpose was to acquire shares to implement specific compensation programs or plans. The share repurchase has the following terms and conditions: (a) the maximum amount to invest is up to Ps. 600,000,000; (b) repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of the LMC, and all of the shares issued by our Company are fully paid; (c) the price per share is up to Ps. 2,000 per share in BYMA and up to US$ 8.5 per ADR in the NYSE; and (d) the period in which the acquisitions will be performed was until March 30, 2024 and commence after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the board of directors, which will be duly informed.

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

•Executive Sessions. The NYSE rules require the non-management directors of domestic listed companies to meet at regularly scheduled executive sessions without management being present. There is no similar requirement under Argentine law, however the Code of Corporate Governance of the CNV includes as a good practice the holding of board of directors meetings where only non-executive directors (including independent Directors) participate regularly. Loma Negra has adopted such practice. Under Argentine law there is a requirement that the board of directors meets at least once every three (3) months.
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
•Code of Ethics and Conduct. The NYSE rules require domestic listed companies to adopt and disclose a code of ethics and conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We are currently subject to Loma Negra’s code of corporate conduct. Such Code of Ethics and Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. The Code of Ethics and Conduct is available on our website at https://www.lomanegra.com/compliance/ .
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
Our cybersecurity oversight strategy is based on industry-leading frameworks such as the National Institute of Standards and Technology (NIST) guidelines and the Center for Internet Security (CIS), complemented by external audits performed by specialized consulting firms. These frameworks enhance our ability to proactively identify vulnerabilities and manage incidents effectively, aligning our practices with international security standards.
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
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
Our audited consolidated financial statements are included in this annual report beginning at Page F-1.
ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1	Amended Bylaws of the Registrant, as of April 25, 2023 (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on April 29, 2024).

2.1
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit A to the Registrant’s registration statement on Form F-6 (No. 333-268571) filed on November 28, 2022).

2.2*	Description of Registrant’s Securities.

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 5, 2017 (File No.333-220347).

11	Loma Negra S.A. Insider Trading Policy (incorporated by reference to Exhibit 11 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on April 29, 2024).

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Pistrelli, Henry Martin y Asociados S.A.

96.1
Technical Report Summary (La Pampita y Entorno) (report date: March 22, 2023; effective date: December 31, 2021) (incorporated by reference to Exhibit 96.1 to Amendment No. 2 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on March 22, 2023).

97.1	Loma Negra S.A. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 20-F (File No. 001-38262) filed on April 29, 2024).
101. INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*    Filed herewith.
**    Furnished herewith.
+    Management contract or compensatory plan, contract or arrangement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2025	Loma Negra C.I.A.S.A.

[/s/ Sergio D. Faifman]
Name: Sergio D. Faifman
Title: Chief Executive Officer

[/s/ Marcos I. Gradin]
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated financial statements as of December 31, 2024

Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 of Loma Negra Compañía Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2025 expressed an unqualified opinion thereon.

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

Impairment of Property, plant and equipment
Description of the matter	As of December 31, 2024, the Company’s Property, plant and equipment (“PP&E”) amounts to Argentine pesos (“Ps.”) 1,054,198 million. As mentioned in Note 13.1. to the consolidated financial statements, the Company carries out an impairment analysis of the amount of these assets when an indicator is identified and suggests that their carrying amount could be less than their recoverable value, which is defined as the highest between its fair value less costs of disposal and its value in use. The Company determined the recoverable value of PP&E based on discounted future cash flows, calculated for each cash generating unit (“CGU”).

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

To test the impairment analysis of PP&E our audit procedures included, among others, involving professionals with specialized skills and knowledge in valuation techniques to assist us in evaluating the methodology used by the Company in the determination of discounted cash flows and the significant assumptions used by the Company for determining future cash flows, including discount rates, macroeconomic variables, expected growth rates, price variation levels, expected gross margins, and the required levels of investment in PP&E and working capital for each CGU; comparing those significant assumptions with the Company's historical trend and with information obtained from industry reports and other external information sources; carrying out a sensitivity analysis of changes in the recoverable value in relation to changes in the mentioned significant assumptions; testing the completeness and accuracy of the data used in the recoverable value estimates and testing the mathematical accuracy of the model developed by the Company. We also evaluated the disclosures related to this matter included in the consolidated financial statements.

Consolidated net assets and disclosures related to the Ferrosur Roca railway concession
Description of the matter
As mentioned in Note 2.5. to the consolidated financial statements, the Company consolidates the financial information of its controlled company Ferrosur Roca S.A., that operates the General Roca National Cargo Railway Network pursuant to the concession by the Argentina National Government. The concession original term ended in March 2023. As of December 31, 2024, the recorded amounts of the assets and liabilities related to the concession amount to Ps. 24,653 million and Ps. 19,732 million, respectively.

As mentioned in Note 36. to the consolidated financial statements, although the concession contract provided the possibility of an additional ten-year extension, the Ministry of Transportation has rejected the request for the extension of the concession contracts submitted by all the private railway concessionaires, subsequently granting the Company two consecutive temporary extensions for 18 and 12 months, while the stated objective of the National Government is to begin managing the railroad network infrastructure directly, carrying out the corresponding investments and allowing the provision of railway services to registered operators. As a result, the concession of Ferrosur Roca S.A. would end in September 2025.

Auditing the recorded amounts of assets and liabilities and the disclosures related to the railway concession of Ferrosur Roca S.A. is complex and highly judgmental due to the assumptions about future events and conditions used by the Company´s Management to assess the impacts of the termination of the concession and the potential continuity as a railway operator, that are described in Note 36. to the consolidated financial statements.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company´s assessment of the Ferrosur Roca concession. For example, we tested controls over management’s review of significant assumptions described in Note 36. to the consolidated financial statements.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2019.

City of Buenos Aires, Argentina
April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on Internal Control Over Financial Reporting

We have audited Loma Negra Compañía Industrial Argentina Sociedad Anónima´s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Loma Negra Compañía Industrial Argentina Sociedad Anónima (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated April 29, 2025 expressed an unqualified opinion thereon.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina
April 29, 2025

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		For the year ended December 31, 2024
	Notes	2024	2023	2022
Revenues	5	699,178,686	919,312,709	984,191,542
Cost of sales	6	(512,197,718)	(688,685,258)	(718,413,301)
Gross profit		186,980,968	230,627,451	265,778,241
Selling and administrative expenses	7	(73,175,352)	(84,199,865)	(84,838,341)
Other gains and losses	8	4,555,237	1,999,220	22,957,686
Tax on debits and credits to bank accounts	9	(7,420,391)	(10,183,752)	(9,868,503)
FINANCIAL RESULTS, NET
Exchange rate differences	10	(43,708,544)	(255,244,812)	(50,311,079)
Gain on net monetary position		262,879,515	302,169,399	93,223,993
Financial income	10	1,962,889	12,434,159	11,028,678
Financial expenses	10	(82,522,519)	(159,671,181)	(173,355,745)
Profit before tax		249,551,803	37,930,619	74,614,930
INCOME TAX EXPENSE
Current	11	(66,450,217)	(8,296,615)	(27,835,209)
Deferred	11	(29,475,071)	(8,553,345)	(34,526,695)
NET PROFIT FOR THE YEAR		153,626,515	21,080,659	12,253,026
Net income attributable to:
Owners of the parent company		153,809,532	22,440,931	13,146,795
Non-controlling interest		(183,017)	(1,360,272)	(893,769)
NET PROFIT		153,626,515	21,080,659	12,253,026
Total comprehensive income attributable to:
Owners of the parent company		153,809,532	22,440,931	13,146,795
Non-controlling interest		(183,017)	(1,360,272)	(893,769)
Total comprehensive income		153,626,515	21,080,659	12,253,026

Earnings per share (basic and diluted)	12	263.6068	38.4568	22.4610
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2024, AS COMPARED WITH DECEMBER 31, 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31, 2024
	Notes	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	13	1,054,198,440	1,049,899,221
Right of use assets	14	3,176,398	5,545,007
Intangible assets	15	2,897,120	3,452,567
Investments	16	69,400	69,400
Goodwill	17	692,222	692,222
Inventories	18	66,966,508	49,368,121
Other receivables	20	6,253,981	4,024,529
Other assets		680,232	-
Total non-current assets		1,134,934,301	1,113,051,067
Current assets
Inventories	18	201,763,707	166,558,064
Other receivables	20	13,831,410	47,358,732
Trade accounts receivable	21	49,249,273	49,539,392
Investments	16	578,466	3,724,558
Cash and banks	22	7,974,897	10,940,003
Total current assets		273,397,753	278,120,749
Total assets		1,408,332,054	1,391,171,816
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2024, AS COMPARED WITH DECEMBER 31, 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31, 2024
	Notes	2024	2023
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	264,406,795	265,619,053
Reserves		375,127,551	360,154,354
Retained earnings		153,809,532	14,973,197
Equity attributable to owners of the parent company		793,343,878	640,746,604
Non-controlling interest		(222,136)	(39,119)
Total shareholders’ equity		793,121,742	640,707,485
LIABILITIES
Non-current liabilities
Borrowings	24	70,221,168	239,856,931
Lease liabilities	14	1,798,286	6,038,159
Provisions	26	11,241,035	14,680,570
Salaries and social security contributions		1,508,711	1,146,915
Other liabilities	28	1,010,198	1,040,725
Deferred tax liabilities	11	261,609,813	232,134,742
Total non-current liabilities		347,389,211	494,898,042
Current liabilities
Borrowings	24	100,680,037	81,061,928
Lease liabilities	14	1,388,357	2,644,870
Accounts payable	25	93,590,802	124,681,093
Advances from customers		6,411,006	9,542,620
Salaries and social security contributions		17,909,953	19,324,436
Tax liabilities	27	46,844,680	6,426,293
Other liabilities	28	996,266	11,885,049
Total current liabilities		267,821,101	255,566,289
Total liabilities		615,210,312	750,464,331
Total shareholders’ equity and liabilities		1,408,332,054	1,391,171,816
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2024
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2024	58,348	-	93,733,964	-	138,989,677	-	345,889	31,250,508	-	1,240,667	19,161,719	149,573	340,843,062	14,973,197	640,746,604	(39,119)	640,707,485
Share-based payment plans	-	-	-	-	-	-	-	-	-	682,956	-	-	-	-	682,956	-	682,956
Acquisition of treasury stock (Note 23)	(33)	33	(52,711)	52,711	(714,733)	714,733	-	-	(594,830)	-	-	-	-	-	(594,830)	-	(594,830)
Granting of share-based plans (Note 23)	33	(33)	52,711	(52,711)	714,733	(714,733)	28,409	-	594,830	(623,239)	-	-	-	-	-	-	-
Reclassification of cash share-based payment plans to liabilities (Note 3.17)	-	-	-	-	-	-	-	-	-	(1,300,384)	-	-	-	-	(1,300,384)	-	(1,300,384)
Appropriation as per Board of Directors’ Resolution of April 25, 2024:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	14,973,197	(14,973,197)	-	-	-
Net income for the year														153,809,532	153,809,532	(183,017)	153,626,515
Balances as of December 31, 2024	58,348	-	93,733,964	-	138,989,677	-	374,298	31,250,508	-	-	19,161,719	149,573	355,816,259	153,809,532	793,343,878	(222,136)	793,121,742
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of parent company	Non-controlling interest	Total
Balances as of January 1, 2023	58,358	1,244	93,752,080	1,996,914	139,270,684	33,727,074	93,812	31,250,508	(43,637,162)	775,622	19,161,719	149,573	495,207,603	13,146,795	784,954,824	1,321,153	786,275,977
Share-based payment plans	-	-	-	-	-	-	-	-	-	862,185	-	-	-	-	862,185	-	862,185
Granting of share-based payment plans	9	(9)	14,024	(14,024)	236,868	(236,868)	252,077	-	145,063	(397,140)	-	-	-	-	-	-	-
Appropriation as per Annual Shareholders’ Meeting held April 25, 2023:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	13,146,795	(13,146,795)	-	-	-
- Capital reduction	(19)	(1,235)	(32,140)	(1,982,890)	(517,875)	(33,490,206)	-	-	43,492,099	-	-	-	-	(7,467,734)	-	-	-
Appropriation as per Board of Directors’ Resolution of May 2, 2023:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(105,855,278)	-	(105,855,278)	-	(105,855,278)
Appropriation as per Board of Directors’ Resolution of June 23, 2023:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(61,656,058)	-	(61,656,058)	-	(61,656,058)
Net income for the year														22,440,931	22,440,931	(1,360,272)	21,080,659
Balances as of December 31, 2023	58,348	-	93,733,964	-	138,989,677	-	345,889	31,250,508	-	1,240,667	19,161,719	149,573	340,843,062	14,973,197	640,746,604	(39,119)	640,707,485
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2022	58,742	860	94,369,076	1,379,918	149,691,364	23,306,394	-	31,250,508	(31,534,532)	526,674	19,161,719	149,573	580,255,344	86,995,833	955,611,473	2,214,922	957,826,395
Acquisition of treasury stock	(389)	389	(625,075)	625,075	(10,557,174)	10,557,174	-	-	(12,189,389)	-	-	-	-	-	(12,189,389)	-	(12,189,389)
Share-based payment plans	-	-	-	-	-	-	-	-	-	429,519	-	-	-	-	429,519	-	429,519
Granting of share-based plans	5	(5)	8,079	(8,079)	136,494	(136,494)	93,812	-	86,759	(180,571)	-	-	-	-	-	-	-
Appropriation as per Annual Shareholders’ Meeting held April 14, 2022:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(55,268,424)	-	(55,268,424)	-	(55,268,424)
Appropriation as per Annual Shareholders’ Meeting held April 27, 2022:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	86,995,833	(86,995,833)	-	-	-
Appropriation as per Board of Directors’ Resolution of July 1, 2022:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(93,040,509)	-	(93,040,509)	-	(93,040,509)
Appropriation as per Board of Directors’ Resolution of December 27, 2022:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(23,734,641)	-	(23,734,641)	-	(23,734,641)
Net income for the year		-		-	-	-	-	-	-	-	-	-	-	13,146,795	13,146,795	(893,769)	12,253,026
Balances as of December 31, 2022	58,358	1,244	93,752,080	1,996,914	139,270,684	33,727,074	93,812	31,250,508	(43,637,162)	775,622	19,161,719	149,573	495,207,603	13,146,795	784,954,824	1,321,153	786,275,977
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2024	2023	2022
OPERATING ACTIVITIES
Net profit for the year	153,626,515	21,080,659	12,253,026
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	95,925,288	16,849,960	62,361,904
Depreciation and amortization	62,626,497	70,101,333	90,042,209
Provisions	5,283,126	15,230,440	8,826,526
Exchange rate differences	40,754,969	207,081,777	32,755,517
Loss from securities transactions	544,055	3,998,429	119,594,515
Interest expense	58,265,167	135,474,312	34,623,282
Result from disposal of fixed assets	-	-	16,419
Share-based payments	682,956	862,185	429,519
Gain on disposal of property, plant and equipment	(2,729,788)	(981,808)	(22,851,318)
(Recovery) charge of allowance for other doubtful receivables	889,806	(462,544)	1,312,527

Gain on net monetary position	(262,879,515)	(302,169,399)	(93,223,993)

Changes in operating assets and liabilities
Inventories	(46,088,719)	(31,739,941)	(21,469,057)
Other receivables	22,911,153	(10,437,149)	(21,544,995)
Trade accounts receivable	(39,849,707)	(54,539,668)	(48,463,058)
Advances from customers	(1,206,869)	3,274,794	1,633,075
Accounts payable	54,602,995	98,455,813	75,705,817
Salaries and social security contributions	11,782,065	14,681,690	19,095,002
Provisions	(1,300,875)	(1,463,969)	(2,734,295)
Tax liabilities	(5,380,529)	(3,475,541)	36,045,438
Other liabilities	(11,245,714)	15,391,521	382,175
Income tax paid	(12,494,796)	(12,048,026)	(72,114,100)
Net cash generated by operating activities	124,718,080	185,164,868	212,676,135

INVESTING ACTIVITIES
Proceeds from sale of interest in Yguazú Cementos S.A.	-	1,414,367	630,859
Proceeds from disposal of property, plant and equipment	1,730,237	1,796,367	22,351,457
Payments to acquire property, plant and equipment	(73,047,859)	(78,510,673)	(69,192,367)
Payments to acquire intangibles assets	(686,484)	(1,458,636)	(706,789)
Redemption of investments	-	-	16,242,259
Contributions to FFFSFI	(889,806)	(1,256,030)	(1,312,527)
Net cash used in investing activities	(72,893,912)	(78,014,605)	(31,987,108)

FINANCING ACTIVITIES
Proceeds from borrowings	330,130,588	151,278,075	350,636,704
Issuance of corporate bonds	-	310,284,594	-
Interest paid	(61,590,691)	(118,407,456)	(32,251,499)
Dividends paid	-	(189,116,296)	(147,871,427)
Lease payments	(1,735,954)	(2,092,178)	(1,920,608)
Repayment of borrowings and corporate bonds	(314,475,020)	(241,416,164)	(324,457,213)
Repurchase of capital stock	(594,830)	-	(12,189,389)
Net cash used in financing activities	(48,265,907)	(89,469,425)	(168,053,432)

Net increase in cash and cash equivalents	3,558,261	17,680,838	12,635,595
Cash and cash equivalents at the beginning of the year	14,664,561	33,302,505	43,666,825
Effect of restating in constant currency of cash and cash equivalents	(10,032,840)	(50,562,265)	(24,546,771)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	363,381	14,243,483	1,546,856
Cash and cash equivalents at the end of the year (Note 29)	8,553,363	14,664,561	33,302,505
Note 30 includes non-monetary transactions.
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
1. LEGAL INFORMATION
Legal address:
Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “the Company” or “the Group”) is a corporation organized under the laws of the Argentine Republic with legal address in Boulevard Cecilia Grierson 355, 4th. Floor, City of Buenos Aires, Argentina .
Fiscal year number:
Fiscal year No. 100 beginning on January 1, 2024.
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

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is owned by Cofesur S.A.U. with 80% interest, the National State with a 16% interest, and 4% has been transferred by the latter to the employees through a trust created for such purpose. Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to terminate to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the above concession ended in March 2023. However, the Ministry of Transport subsequently published diverse resolutions provisionally extending for periods between 12 and 18 months the concessions granted to the different concessionaires, including Ferrosur Roca S.A. and the respective concession term has been extended for the second time until September 2025. The Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 36.
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
•Correlative Number of Registration with Inspección General de Justicia: 1,914,357.
•Tax identification number (CUIT): 30-50053085-1.
•Date of expiration: July 3, 2116.
Parent company:
InterCement Trading e Inversiones Argentina S.L. with 52.1409% of the Company’s capital stock and votes.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Capital structure:
The Ordinary and Extraordinary General Shareholders' Meeting, held on April 25, 2023, approved, among other issues, the voluntary reduction of the Company's capital stock for a total of 12,543,339 ordinary shares, which includes
12,352,329 shares in portfolio. and 191,010 unnamed shares.
Considering the aforementioned, as of December 31, 2024, the subscribed for and paid in capital amounts to $58,348,315.10, represented by 583,483,151 book-entry common shares with a nominal value of $0.10 each, and each entitling to one vote.
2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1 Statement of compliance with the IFRS accounting standards and bases of preparation of these consolidated financial statements
The consolidated financial statements of the Group as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022 have been prepared and presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate the consolidated financial statements in constant currency, as established by the International Accounting Standard 29 (IAS 29).
For comparative purposes, these consolidated financial statements include figures and other details corresponding to the fiscal years ended on December 31, 2023 and 2022, which are an integral part of the above-mentioned consolidated financial statements and are presented in order for them to be solely interpreted in accordance with the figures and other information for this current fiscal year. These figures have been restated in the current fiscal year’s end-of-period currency in the manner described in the following section in order to allow comparability.
These consolidated financial statements were approved by the Board of Directors on April 29, 2025, the date when they were available for issuance.
2.2. Financial information presented in constant currency
The consolidated financial statements as of December 31, 2024, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso) in accordance with the provisions included in IAS 29. As a result, the consolidated financial statements are stated in constant currency as at the end of the current fiscal year.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Taking such index into account, inflation was 117.80%, 211.40% and 94.79% in the years ended December 31, 2024, 2023 and 2022, respectively, and more than 100% accumulated in three years during each of the years presented was reached.
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
(iii) Non-monetary assets and liabilities measured at fair values as of the balance sheet date are not inflation-restated for presentation purposes in the statement of financial position, however, their restated amounts are used to measure the gains or losses caused by holdings of such non-monetary items. For the fiscal years ended December 31, 2024, 2023 and 2022, the Group did not have non-monetary items measured at fair value.
(iv) Non-monetary items measured at historical cost or at the current value of a date prior to the end of the reporting fiscal year are restated by coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. The amounts charged to against the statement of profit or loss and other comprehensive income due to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets shall be determined based on the restated amounts. As of December 31, 2024, 2023 and 2022, the items subject to this restatement process have been those included in inventories, other receivables, property, plant and equipment, right of use assets and goodwill.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
2.4. Standards and interpretations issued but not yet effective and new improvements or standards adopted

The following is a detail of standards and interpretations that are issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements. The Group intends to adopt these standards, if applicable, when they become effective, but in no case will they be adopted earlier.

•Lack of exchangeability – Amendments to IAS 21
In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As of the date of issuance of these financial statements, it has been assessed that there are no impacts arising from the application of this modification, which will continue to be monitored as a result of the current exchange regulations in Argentina.
•Amendments to IFRS 7 and IFRS 9

In May 2024, the Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

–Clarifies that a financial liability is derecognised on the “settlement date”, i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met
–Clarifies how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features
–Clarifies the treatment of non-recourse assets and contractually linked instruments
–Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2026. Entities can early adopt the amendments. The amendment is not expected to have a material impact on the Group’s financial statements.

•IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

•IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.
Adoption of improvements or new standards
The Group has adopted all the improvements and new standards and interpretations issued by the IASB that are relevant to its operations and that are effective for the fiscal year ended December 31, 2024. As from January 1, 2024, these are the new standards or improvements that become effective:
•IAS 1 Classification of Liabilities as Current or Non-Current
In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to specify the requirements for the classification of liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. These amendments had not impact on the Group´s consolidated financial statements.
•Lease Liability in a Sale and Leaseback – Amendments to IFRS 16
The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
The amendments had not impact on the Group's consolidated financial statements.

•Disclosures: Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
In May 2023, the Board issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Considering the Group's business practice in recent years, this modification had not impact on the Group's consolidated financial statements.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
The consolidated information disclosed in these consolidated financial statements includes the following subsidiaries:

Subsidiary	Main business	Country	% of direct and indirect interest as of
			December 31, 2024	December 31, 2023	December 31, 2022
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1)Directly controlled by Cofesur S.A.U.
Below is a summary of the financial information for Ferrosur Roca S.A., a subsidiary in which shareholders outside the Group have a material non-controlling interest.

	2024	2023
Current assets	12,736,823	14,007,691
Non-current assets	11,916,581	13,106,205
Current liabilities	17,173,196	16,057,162
Non-current liabilities	2,558,802	5,047,386
Shareholders’ equity attributable to owners of the parent company	3,937,125	4,807,478
Non-controlling interest	984,281	1,201,870

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2024	2023	2022
Revenues	64,903,723	72,440,103	79,232,059
Financial results, net	200,810	(2,270,201)	1,550,793
Depreciation	(5,789,373)	(6,020,708)	(18,285,235)
Income tax	2,230,356	(1,204,181)	3,161,991
Net losses for the year	(784,195)	(10,333,299)	(11,537,955)

	2024	2023	2022
Net cash generated by (used in) operating activities	5,777,249	(4,318,912)	(610,350)
Net cash (used in) generated by investing activities	(5,574,592)	7,251,154	(6,129,617)
Net cash generated by (used in) financing activities	469,830	(2,642,954)	7,387,093
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(436,689)	(497,503)	(381,899)
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
The products sold by the Group are generally not returned by customers once they have approved their quality, which occurs at the time of reception.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Revenues from freight railway services and waste recycling services are recognized at the time such services are rendered.
3.2. Goodwill
The goodwill was recorded by the Group due to the acquisition of Recycomb S.A.U. and is measured at cost restated in constant currency at the end of the reporting period, as mentioned in Note 2.2.
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
As of December 31, 2024, 2023 and 2022, the Group has not recognized any goodwill impairment loss.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
3.5. Foreign currency and functional currency
The consolidated financial statements are presented in Argentine Pesos (Argentina’s currency of legal tender), which is also the functional currency (the currency of the primary economic environment where the entity operates) for all the Group companies, and the reporting currency of the consolidated financial statements.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
Law No. 27,260, which was enacted on June 16, 2021, introduced amendments to the corporate tax rate by setting a staggered structure of applicable rates based on the level of accumulated net taxable income for each company, which may be 25%, 30%, or 35%; the 7% tax on the distribution of dividends, however, has remained unchanged.
3.7.1.1. Current taxes
Current tax payable is based on the taxable profit for the fiscal year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit and loss and other comprehensive income because of items of income, or expenses that are taxable or deductible in other years and items that will never be taxable or deductible. The Group’s liability for current tax is calculated using the tax rates that have been substantially enacted at the end of the reporting period, considering the tax loss carryforward at their respective amounts adjusted for inflation according to the mechanisms provided in Article No. 25 of the Argentine Income Tax Law.
3.7.1.2. Deferred tax
Deferred tax is recognized on the temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all future taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that the Group is likely to have future tax profit against which it is possible to account for those deductible temporary differences. Such deferred tax assets and liabilities are not recognized when temporary difference arose from goodwill or the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable nor the accounting profit and does not give rise to equal taxable and deductible temporary differences.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
In case of impairment indicators are observed, the Group calculates the recoverable amount per cash-generating unit. The recoverable amount of an asset is the higher of the fair value less cost of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments as of year-end with respect to the time value of money considering the risks that are specific to the asset. Cash-generating units are mentioned in Note 13.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
The Group defined a policy to calculate expected credit losses for trade receivables and record the related allowance for debtors’ impairment. The provision is initially based on the Group’s historical observed default rates and it is complemented by a case by case analysis to identify special circumstances on individual customers and/or transactions. This historical percentage should consider the expectations of future credit collectability and therefore the estimated changes in behavior. Before accepting a new customer, the Group conducts an internal credit analysis to evaluate the potential customer’s credit quality and define its credit limit. The limits and ratings attributed to the main customers are reviewed at least once a year.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
Share-based payment plans:
The additions refer to the counterpart of the recognition of share-based payment plans granted to certain members of Group management to be settled with equity instruments, restated in constant currency at the end of the reporting period following the adjustment procedure described in Note 2.2, based on the dates of issuance of the plans. The account balance is debited when the equity instruments are delivered to the related employees, reclassifying the respective amounts to owners' contribution. In case that the plans are modified as cash settled, the amounts are reclassified to liability.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
Other comprehensive income:
This includes income and losses recognized directly in equity and that will be transferred from equity to the profit or loss statement or accumulated retained earnings, as defined in IFRS Accounting Standards.
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
iii)Financial liabilities:
Financial liabilities are classified as at fair value through profit or loss or other financial liabilities. The Group does not have financial liabilities that arise from supplier finance arrangement.
Financial liabilities at fair value through profit or loss:
A financial liability at fair value through profit or loss is a financial liability held for trading. Financial liabilities are classified as held for trading if:
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
The programs approved in 2021 consist in delivering, to certain employees, shares of the Company’s common stock listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs, being one of the programs subject to total shareholder return (Total Shareholder Return or “TSR”), and the other to the permanence of the selected employees with the Group. On November 6, 2024, the Board of Directors approved to modify the program to include an alternative to settle it in cash, providing flexibility to pay the existing plans of the Program.
On December 17, 2024, December 19, 2023, and December 21, 2022 the Company’s Board of Directors approved the issuance of the new plans within the framework of the programs implemented in 2021.

Until November 2024, the cost of the share-based payment plans to be settled with equity instruments issued under the existing program was measured at fair value at the date of each grant and it is recognized as "Salaries, wages, and social security contributions" in the comprehensive income over the period in which the performance and/or service conditions were met, with a corresponding entry to “Share-based payment plans” in shareholders' equity. The accumulated expense recognized for these plans at each closing date, and up to the vesting date, reflects the extent to which the vesting period has been met and the Group’s best estimate of the number of equity instruments that would ultimately remain as vested benefit for the employees.

During the years ended December 31, 2024, 2023 and 2022, 65,624, 17,473 and 10,069 American Depositary Receipts (“ADRs”), respectively, were distributed due to the aforementioned incentive programs.
During the month of November 2024, the outstanding balance of the active plans that was maintained in equity was reclassified to liabilities considering that it is the intention of the Group's Management to settle the plans in cash. The liability is measured at fair value at the end of each fiscal year, with a corresponding charge to comprehensive income statement under the account "Salaries, wages, and social security contributions".
After the end of the fiscal year, the Group paid all corresponding amounts in cash, in accordance with the new payment alternative decided.
3.18. Stripping and quarry exploitation costs
In the ordinary course of business, the Company undertakes several exploration and evaluation activities in order to search for mineral ore and determine the technical and commercial feasibility of the resources identified. Exploration and evaluation activities include research and analysis of historical exploration data, the compilation of exploration data through geological studies, exploratory drilling and sampling in several areas, the determination of the volume and qualification of the resources identified, among others.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Following the guidelines established by IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, the costs of stripping and initial preparation of open-pit quarries for subsequent exploitation are capitalized as property, plant and equipment, as part of the Company’s open-pit quarry stripping and development costs, and are subsequently depreciated and charged to the cost of products based on the units extracted, considering to that end the estimation of reserves available for extraction and existing in the stripped area at all times. The Group periodically revalues the estimate of proven reserves in stripped quarries and prospectively adjusts the effects of any difference in the estimate of tons available for extraction. Due to the frequency in which estimates are reviewed, the risk of significant differences in estimates is reduced.
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
3.19. Events after the reporting period
If the Group receives information after the reporting period, but prior to the date of authorisation for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognises in its consolidated financial statements. The Group will adjust the amounts recognised in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognised in its consolidated financial statements, but will disclose the nature of the non-adjusting event and an estimate of its financial effect, or a statement that such an estimate cannot be made, if applicable.
3.20. Earnings per share (EPS)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 36. The Ministry of Transport provisionally issued diverse resolutions granted extensions for terms of 12 and 18 months to the concession granted to the different concessionaires, including Ferrosur Roca S.A. Therefore, the concession of Ferrosur Roca S.A. has been extended for second time and will end in September 2025.
The Group has evaluated potential business scenarios based on its intention to continue delivering services as a rail network operator and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. The evaluations carried out by the Group are detailed in Note 36.
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
The assets used in the concession of Ferrosur Roca S.A. are depreciated over the shorter of their estimated useful lives and the remaining concession term, including its extensions.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

The Group has considered the impact of potential climate-related matters, including legislation, which may affect the fair value measurement and its value in use of assets and liabilities in the financial statements. The group has assessed whether its items of property, plant and equipment are exposed to physical risks, such as flooding, water shortages and forest fires, but understands that such risks do not currently exist due to circumstances and conditions of the locations where its plants, deposits and quarries are located. Additionally, the Group has assessed that it is not currently affected by transition risks, such as those derived from energy efficiency requirements or reductions in emissions due to possible changes in climate-related legislation and regulations. The objectives that the Group has voluntarily imposed in relation to these matters are contemplated in its budgets and business plans and do not have a material impact on the measurements of recoverable values.

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
In the normal course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group has not recorded a provision as it is has not been required under IFRS Accounting Standards.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

5. REVENUES

	2024	2023	2022
Sale of products	1,135,109,226	1,337,142,650	1,367,390,322
- Domestic market	1,134,560,278	1,336,571,124	1,366,996,446
- External customers	548,948	571,526	393,876
Services rendered	29,390,702	32,833,687	40,855,263
Bonuses / Discounts	(465,321,242)	(450,663,628)	(424,054,043)
Total	699,178,686	919,312,709	984,191,542

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
6. COST OF SALES

		2024		2023		2022
Inventories at the beginning of the year		215,926,185		181,631,737		155,625,813
Finished products	9,084,587		11,402,098		7,861,807
Products in progress	38,434,508		32,592,130		26,491,052
Raw materials, materials, fuel, and spare parts	168,407,090		137,637,509		121,272,954
Purchases and production expenses for the year		565,001,748		722,979,706		744,419,225
Inventories at the end of the year		(268,730,215)		(215,926,185)		(181,631,737)
Finished products	(8,700,699)		(9,084,587)		(11,402,098)
Products in progress	(47,441,635)		(38,434,508)		(32,592,130)
Raw materials, materials, fuel, and spare parts	(212,587,881)		(168,407,090)		(137,637,509)
Cost of sales		512,197,718		688,685,258		718,413,301

The breakdown of production costs is as follows:

	2024	2023	2022
Fees and compensation for services	4,972,420	10,505,274	13,555,209
Salaries, wages, and social security contributions	86,997,550	105,213,821	107,048,984
Transport and traveling expenses	6,332,449	5,896,934	5,269,610
Data processing	299,634	361,264	400,988
Taxes, duties, contributions, and commissions	9,918,429	12,002,010	13,126,665
Depreciation and amortization	63,715,419	69,380,637	88,319,653
Preservation and maintenance costs	58,445,096	62,822,169	61,216,389
Communications	660,012	577,933	659,273
Leases	965,199	1,217,330	1,162,370
Employee benefits	3,722,768	3,442,066	3,200,546
Water, natural gas, and energy services	130,758	201,086	155,991
Freight and tolls	48,313,631	72,047,692	76,655,419
Fuels	65,626,798	110,528,064	113,945,347
Insurance	2,061,369	2,577,922	2,394,048
Packaging	17,979,261	23,062,891	24,932,215
Electric power	39,453,476	52,870,127	62,859,633
Contractors	47,812,588	54,282,914	49,598,774
Canon (concession fee)	352,046	458,571	505,591
Security	3,544,260	3,108,833	3,256,492
Others	8,637,956	8,574,398	9,718,521
Total	469,941,119	599,131,936	637,981,718

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
7. SELLING AND ADMINISTRATIVE EXPENSES

	2024	2023	2022
Managers and directors’ compensation fees	4,842,029	6,107,231	6,571,081
Fees and compensation for services	6,093,192	7,211,525	5,600,665
Salaries, wages, and social security contributions	19,150,737	21,047,708	21,272,845
Transport and traveling expenses	1,151,858	1,137,666	1,094,489
Data processing	3,694,884	3,028,695	2,124,998
Advertising expenses	3,952,402	4,633,476	3,939,120
Taxes, duties, contributions, and commissions	15,027,001	18,137,388	20,592,023
Depreciation and amortization	3,998,702	4,387,661	5,493,662
Preservation and maintenance	184,379	259,817	147,152
Communications	306,071	461,283	658,966
Leases	502,311	326,841	265,267
Employee benefits	999,751	1,199,090	641,852
Water, natural gas, and energy services	61,398	40,327	35,173
Freight	8,981,821	10,208,967	12,468,372
Insurance	2,812,232	3,775,939	2,097,560
Allowance for doubtful accounts	76,509	238,671	185,358
Security	-	-	191,066
Others	1,340,075	1,997,580	1,458,692
Total	73,175,352	84,199,865	84,838,341
8. OTHER GAINS AND LOSSES

	2024	2023	2022
Gain on disposal of property, plant and equipment	2,729,788	981,808	22,851,318
Donations	(445,313)	(601,065)	(477,053)
Gain over tax credit assignment	211,395	159,891	740,405
Contingencies	(1,196,549)	(1,858,098)	(2,535,431)
Leases	996,942	854,007	1,135,670
Service fee from ADS Depositary bank	1,854,671	1,913,829	963,136
Miscellaneous	404,303	548,848	279,641
Total	4,555,237	1,999,220	22,957,686
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
10. FINANCIAL RESULTS, NET

	2024	2023	2022
Exchange rate differences:
Foreign exchange gains	7,226,991	26,723,811	5,661,510
Foreign exchange losses	(50,935,535)	(281,968,623)	(55,972,589)
Total	(43,708,544)	(255,244,812)	(50,311,079)
Financial income
Interest from short-term investments	992,223	10,923,697	10,252,429
Effect of discounts on provisions and liabilities	970,666	1,510,462	776,249
Total	1,962,889	12,434,159	11,028,678
Financial expenses
Interest on borrowings	(57,806,723)	(134,692,708)	(38,669,191)
Loss from securities transactions (Note 32.4)	(544,055)	(3,998,429)	(119,594,515)
Interest on leases	(556,625)	(781,604)	(630,003)
Tax interest	(35,033)	(1,342,121)	(1,752,590)
Effect of discounts on receivables	(8,621,255)	(5,154,042)	(5,809,357)
Others	(14,958,828)	(13,702,277)	(6,900,089)
Total	(82,522,519)	(159,671,181)	(173,355,745)
11. INCOME TAX EXPENSES
The reconciliation between the income tax charge corresponding to the fiscal years ended December 31, 2024, 2023 and 2022, and the amount that would result from applying the current tax rate on the net income before income tax arising from the comprehensive income statements of each fiscal year is as follows:

	2024	2023	2022
Profit before income tax expenses	249,551,803	37,930,619	74,614,930
Income tax rate	35%	35%	35%
Income tax at the statutory tax rate	(87,343,131)	(13,275,717)	(26,115,225)
Adjustments for calculation of the effective income tax:
Recovery of tax losses / Unrecognized tax losses	437,159	2,315,390	(30,412,067)
Effects of inflation adjustments for accounting and tax purposes	(8,905,680)	(6,487,215)	(5,600,663)
Other non-taxable income or non-deductible expense, net	(113,636)	597,582	(233,949)
Total income tax	(95,925,288)	(16,849,960)	(62,361,904)
Income tax
Current	(66,450,217)	(8,296,615)	(27,835,209)
Deferred	(29,475,071)	(8,553,345)	(34,526,695)
Total	(95,925,288)	(16,849,960)	(62,361,904)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
11.1. The deferred income tax assets and liabilities are as follows:

	2024	2023
Assets
Tax loss carryforward	3,947,205	22,619,557
Valuation allowance of specific tax loss carryforward	(3,947,205)	(9,009,633)
Leases	3,585	1,098,307
Provisions	3,003,117	4,511,469
Salaries and social security contributions	629,207	669,241
Other liabilities	815,348	736,475
Others	1,198,174	1,233,127
Total deferred tax assets	5,649,431	21,858,543

	2024	2023
Liabilities
Property, plant and equipment	(212,781,772)	(219,807,493)
Inventories	(53,056,632)	(32,346,856)
Taxes payable (tax inflation adjustment)	(213,987)	(1,412,761)
Borrowings	(279,668)	(422,741)
Others	(927,185)	(3,434)
Total deferred tax liabilities	(267,259,244)	(253,993,285)
Total net deferred tax liabilities	(261,609,813)	(232,134,742)
11.2. Unrecognized temporary differences on investments and other interests
Temporary differences related to investments in subsidiaries and other interests for which no deferred tax assets or liabilities have been recognized since it is not considered probable that they will be reversed in the foreseeable future, are as follows:

	2024	2023
Subsidiaries	(2,263,532)	(1,622,313)
Others	(24,258)	(24,221)
Total	(2,287,790)	(1,646,534)

The Group carries tax losses in relation to which an impairment has been recognized and other unrecognized tax losses for a total of 11,277,729, of which 33,353 expires in 2026, 11,007,304 in 2027, 23,007 in 2028, and 214,065 in 2029.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
12. EARNINGS PER SHARE
Basic and diluted earnings per share:
The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2024	2023	2022
Profit attributable to the owners of the parent company used in the calculation of basic and diluted earnings per share	153,809,532	22,440,931	13,146,795
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (in thousands of shares)	583,481	583,536	585,317
Basic and diluted earnings per share (in pesos)	263.6068	38.4568	22.4610

13. PROPERTY, PLANT AND EQUIPMENT

	2024	2023
Cost	2,707,685,224	2,640,923,667
Accumulated depreciation	(1,653,486,784)	(1,591,024,446)
Total	1,054,198,440	1,049,899,221
Land	13,409,283	13,409,304
Plant and buildings	167,644,965	172,015,595
Machinery, equipment and spare parts	721,142,634	738,783,770
Transportation and load vehicles	16,203,313	14,899,161
Furniture and fixtures	992,082	1,160,335
Fields and quarries	78,716,900	73,510,861
Tools	1,261,854	1,359,818
Construction in process	54,827,409	34,760,377
Total	1,054,198,440	1,049,899,221
Cost

	Land	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Works in process	Total
Balance as of January 1, 2023	13,523,335	660,600,429	1,356,334,382	170,427,966	47,419,366	300,435,352	9,346,678	11,207,014	2,569,294,522
Additions	157	1,869,563	-	-	-	922,654	-	78,050,517	80,842,891
Disposal	(114,188)	(5,070,582)	(2,682,803)	(1,344,559)	(1,614)	-	-	-	(9,213,746)
Transfers	-	10,290,001	14,155,285	4,085,572	355,120	24,998,156	613,020	(54,497,154)	-
Balance as of December 31, 2023	13,409,304	667,689,411	1,367,806,864	173,168,979	47,772,872	326,356,162	9,959,698	34,760,377	2,640,923,667
Additions	-	1,112,144	-	-	-	309,724	-	69,068,891	70,490,759
Disposal	(21)	(369,833)	-	(2,723,583)	-	(635,765)	-	-	(3,729,202)
Transfers	-	6,765,621	18,589,769	6,118,226	216,634	16,915,740	395,869	(49,001,859)	-
Balance as of December 31, 2024	13,409,283	675,197,343	1,386,396,633	176,563,622	47,989,506	342,945,861	10,355,567	54,827,409	2,707,685,224

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Accumulated depreciation and impairment in value

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Total
Balance as of January 1, 2023	(488,152,260)	(594,958,499)	(154,806,263)	(46,169,105)	(236,305,403)	(8,163,927)	(1,528,555,457)
Disposal	5,070,582	2,425,860	875,221	1,318	-	-	8,372,981
Depreciation	(12,592,138)	(36,490,455)	(4,338,776)	(444,750)	(16,539,898)	(435,953)	(70,841,970)
Balance as of December 31, 2023	(495,673,816)	(629,023,094)	(158,269,818)	(46,612,537)	(252,845,301)	(8,599,880)	(1,591,024,446)
Disposal	-	-	2,604,060	-	-	-	2,604,060
Depreciation charge	(11,878,562)	(36,230,905)	(4,694,551)	(384,887)	(11,383,660)	(493,833)	(65,066,398)
Balance as of December 31, 2024	(507,552,378)	(665,253,999)	(160,360,309)	(46,997,424)	(264,228,961)	(9,093,713)	(1,653,486,784)
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

As of December 31, 2024, 2023 and 2022, the Company determined that property, plant and equipment amounts are recoverable for each cash-generating unit which are detailed below: (a) cement, masonry cement and lime, (b) concrete, (c) aggregates and (d) rail services.

The determination of the recoverable amount of each cash-generating unit is based on a calculation of the value in use of the assets involved using cash flow projections from the financial budgets approved by Company Management. Projected cash flows have been updated to reflect variations in the demand for traded products, such as the Argentine macroeconomic variables that have an impact on the Company’s businesses. For the rail services cash-generating unit it has been also considered the potential impact that may derive from terminating the current concession and continuing in business as a railway operator, as mentioned in Note 36, and the Management estimate about the term for which the Group will provide rail services.

The discount rate used in cash flow projections has been calculated in US dollars considering that cash flows have been prepared in that currency and are detailed below.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As a result of the analysis carried out, no impairment has been determined for any cash-generating unit as December 31, 2024.

	2024	2023
Cash-generating unit
Cement, Masonry Cement and Lime	11.42%	15.45%
Concrete	11.42%	15.45%
Aggregates	11.42%	15.45%
Rail Services	12.33%	16.09%

14. RIGHT OF USE ASSETS AND LEASE LIABILITIES
The Group has entered into lease agreements primarily for the lease of offices and premises. Changes in right of use assets and lease liabilities as of December 31, 2024 and 2023 are as follows:

	2024	2023
Lease liabilities:
As of the beginning of the year	8,683,029	7,225,911
Additions	290,390	154,795
Financial adjustments	556,625	781,604
Foreign Exchange gain /(losses)	1,084,886	9,302,052
Gain on net monetary position	(4,513,220)	(6,689,155)
Deletions	(1,179,113)	-
Payments	(1,735,954)	(2,092,178)
As of the end of the year	3,186,643	8,683,029

Right of use assets:
As of the beginning of the year	5,545,007	7,124,046
Additions	290,390	154,795
Deletions	(1,253,208)	-
Depreciation	(1,405,791)	(1,733,834)
As of the end of the year	3,176,398	5,545,007

15. INTANGIBLE ASSETS

	2024	2023
Software	2,897,120	3,452,567
Total	2,897,120	3,452,567

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Software
Cost:
Balance as of January 1, 2023	16,404,187
Additions	1,458,636
Balance as of December 31, 2023	17,862,823
Additions	686,484
Balance as of December 31, 2024	18,549,307
Accumulated amortization:
Balance as of January 1, 2023	(13,217,761)
Amortization	(1,192,495)
Balance as of December 31, 2023	(14,410,256)
Amortization	(1,241,931)
Balance as of December 31, 2024	(15,652,187)
16. INVESTMENTS

	2024	2023
Non-Current
Investments in other companies:
- Cementos del Plata S.A.	69,400	69,400
Total	69,400	69,400
Current
Short-term investments:
- Government securities in dollars	-	3,504,535
- Mutual fund in pesos	514,442	66,422
- Short-term investments in foreign currency	64,024	153,601
Total	578,466	3,724,558

Short-term investments in pesos accrue interest at an annual nominal rate of approximately 30.99% and 89.82% as of December 31, 2024 and 2023, respectively. Short-term investments in foreign currency accrue interest at an annual nominal rate of approximately 0.19% and 0.72% as of December 31, 2024 and 2023, respectively.
Short-term investments are held for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s funding needs.
17. GOODWILL

	2024	2023
Recycomb S.A.U.	692,222	692,222
Total	692,222	692,222

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
18. INVENTORIES

	2024	2023
Non-Current
Spare Parts	68,174,820	50,391,995
Allowance for obsolete inventories	(1,208,312)	(1,023,874)
Total	66,966,508	49,368,121
Current
Finished products	8,700,699	9,084,587
Production in progress	47,441,635	38,434,508
Raw materials, materials and spare parts	125,408,159	97,874,741
Fuels	20,213,214	21,164,228
Total	201,763,707	166,558,064
19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

The balances between the Group and related parties as of December 31, 2024 and 2023 are as follows:

	2024	2023
Related parties:
InterCement Brasil S.A.
Accounts payable	(171,275)	(307,294)
InterCement Trading e Inversiones S.A.
Other receivables	2,163,306	3,688,455
Accounts payable	(944,321)	(1,694,215)
Intercement Participações S.A.
Other receivables	2,600,140	4,283,857
Accounts payable	(2,269,292)	(4,644,204)
Total Group's balances per item with other related parties as of December 31, 2024 and 2023 are as follows:

	2024	2023
Other receivables	4,763,446	7,972,312
Accounts payable	(3,384,888)	(6,645,713)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The transactions between the Group and other related parties during the fiscal years ended December 31, 2024, 2023, and 2022 respectively, are detailed below. These transactions are made on terms equivalent to those that prevail in arm's length transactions:

	2024	2023	2022
Intercement Participações S.A. - services provided	125,689	324,078	518,820
Intercement Participações S.A. - services received	-	(5,957,091)	(9,391,627)
InterCement Trading e Inversiones Argentina S.A. - distribution of dividends	-	(87,342,025)	(89,447,790)
On May 2, 2023, the Board of Directors of the Company resolved to partially cancel the optional reserve for future dividends in the amount of 105,855,278 and distribute as dividends in kind through the delivery of LEDE National Treasury Bill in pesos at a discount maturing on June 6, 2023 (the “Letters”), for a total of 25,590,778,098 Letters (“Total Amount of Letters”), with a ratio of 43.858641084 Letters for each share of $0.10 outstanding face value of the Company. The dividend was made available as of May 5, 2023.

On June 23, 2023, the Company's Board of Directors resolved to partially cancel the optional reserve for future dividends in the amount of 61,656,058 and declare a dividend equivalent to $105.669 per outstanding share.
Additionally, the Company's Board of Directors, at its meetings held on April 14, July 1 and December 27, 2022, approved the distribution of dividends for a total amount of 55,268,424, 93,040,509 and 23,734,641, respectively, and announced as a general principle that shareholders would receive such dividends in Pesos and were guaranteed with the option to receive payment of their portion of dividends in the equivalent amount in United States Dollars by converting the original dividend in pesos at the exchange rate called "Reference Exchange Rate of the Central Bank of the Argentine Republic – Com. "A" 3500" prevailing at the close of the business day immediately prior to the day of dividend availability for distribution; and, in such case, grant shareholders the option of receiving such payment through Caja de Valores S.A. in their local bank account or in a bank account held abroad. Dividends were made available on April 26, 2022, July 12, 2022, and January 9, 2023, respectively.
The amount charged to income as fixed and variable remuneration for key management personnel of the Group was 3,608,264 and 4,728,226 during the fiscal years ended December 31, 2024 and 2023, respectively. Additionally, 767,896 and 1,518,260 have been accrued as long-term incentive program during the fiscal years ended December 31, 2024 and 2023, respectively. Finally, 65,624 and 17,473 American Depositary Receipts (“ADRs”) were distributed during the years ended December 31, 2024 and 2023, respectively, under the aforementioned incentive programs.
No expenditure has been recognized in this or prior fiscal years in respect of bad or doubtful accounts related to amounts owed by related parties.
Amounts outstanding with related parties as of December 31, 2024 are not guaranteed and will be settled in cash. No guarantees have been given or received regarding outstanding balances.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
20. OTHER RECEIVABLES

	2024	2023
Non-Current
Advances to suppliers	5,027,286	1,763,590
Tax receivables	81,072	38,556
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	1,010,625	618,127
Prepaid expenses	1,138,413	2,222,383
Guarantee deposits	7,210	-
Subtotal	7,264,606	4,642,656
Allowance for other doubtful accounts	(1,010,625)	(618,127)
Total	6,253,981	4,024,529

Current
Income tax receivables	12,715	12,560,565
Turnover tax receivables	-	362,463
Value added tax receivables	-	416,542
Receivable for sale of interest in Yguazú Cementos S.A.	1,030,000	1,756,158
Related party receivables (Note 19)	4,763,446	7,972,312
Prepaid expenses	1,917,723	4,349,534
Guarantee deposits	-	2,002
Reimbursements receivable	42,417	31,997
Advance payments to suppliers	1,389,238	6,261,514
Salaries advances and loans to employees	125,127	304,211
Insurances receivable	-	10,536,950
ADSs service fee receivable	903,219	-
Receivables from sales of property, plant and equipment	2,711,507	1,859,112
Miscellaneous	936,018	945,372
Total	13,831,410	47,358,732
21. TRADE RECEIVABLES

	2024	2023
Accounts receivable	49,342,819	49,266,625
Accounts receivable in litigations	2,395,425	4,101,086
Notes receivable	524	11,589
Foreign customers	-	352,140
Subtotal	51,738,768	53,731,440
Allowance for doubtful accounts	(2,489,495)	(4,192,048)
Total	49,249,273	49,539,392
The trade receivables disclosed above are carried at amortized cost.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
The trade receivables disclosed in the preceding paragraphs include the amounts (see aging analysis below) which are overdue as of December 31, 2024 and 2023. Accounts receivable aging is as follows:

	2024	2023
To expire	26,346,865	31,904,043
Past due:
0 to 30 days	17,474,236	15,308,157
31 to 60 days	1,481,764	978,918
61 to 90 days	1,003,378	607,392
More than 90 days	5,432,525	4,932,930
Total	51,738,768	53,731,440
Trade receivables disclosed above include certain amounts (see aging analysis below) that are past due at the end of each reporting period, but for which the Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.
Aging of past due, but not impaired, accounts receivable is as follows:

	2024	2023
Past due:
0 to 30 days	17,474,236	15,308,157
31 to 60 days	1,481,764	978,918
61 to 90 days	1,003,378	607,392
More than 90 days	2,943,030	740,882
Total	22,902,408	17,635,349
Average age of overdue balances (in days)	30	22

The average aging of past due and impaired accounts receivable is as follows:

	2024	2023
Past due:
More than 90 days	2,489,495	4,192,048
Total	2,489,495	4,192,048
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Changes in the allowance for doubtful receivables were as follows:

Balance as of January 1, 2023	2,894,340
Increases	4,055,385
Gain on net monetary position	(2,755,641)
Decreases (*)	(2,036)
Balance as of December 31, 2023	4,192,048
Increases, net of recoveries	655,007
Gain on net monetary position	(2,357,716)
Decreases (*)	156
Balance as of December 31, 2024	2,489,495
(*)It includes allocation of provisions for specific purposes.
22. CASH AND BANKS

	2024	2023
In Pesos	6,842,658	3,906,087
In Dollars	1,121,174	7,013,099
In Euros	11,005	20,817
In reales	60	-
Total	7,974,897	10,940,003
23. CAPITAL STOCK AND OTHER RELATED ACCOUNTS

	2024	2023
Capital stock	58,348	58,348
Capital adjustment	93,733,964	93,733,964
Share premium	138,989,677	138,989,677
Treasury shares trading premium	374,298	345,889
Merger premium	31,250,508	31,250,508
Share-based payment plans	-	1,240,667
Total	264,406,795	265,619,053
The issued, paid-in and registered capital stock consists of:
Common stock with a face value of 0.10 per share and entitled to 1 vote each, fully paid-in (in thousands)	583,483	583,483

Acquisition of treasury shares:
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Until December 31, 2023 , the Group acquired 12,352,329 own shares for a total value of 43,492,096 and 27,542 ADRs for a total value of 231,827, whose destination has been the following, with no own shares in the portfolio as of that date:
•Within the framework of the incentive programs for senior staff, 17,473 and 10,069 ADRs were distributed.
•On April 25, 2023, the Ordinary and Extraordinary General Shareholders' Meeting approved the voluntary reduction of the Company's share capital for a total of 12,543,339 ordinary shares (which included 12,352,329 shares in the portfolio and 191,010 unnamed actions).

During the year ended December 31, 2024, the Group acquired 65,624 ADRs for a total value of 594,830.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
24. BORROWINGS
24.1. Composition of borrowings

	2024	2023
Borrowings
- In foreign currency	156,365,535	242,499,385
- In local currency	14,535,670	78,419,474
Total	170,901,205	320,918,859

Non-current borrowings	70,221,168	239,856,931
Current borrowings	100,680,037	81,061,928
Total	170,901,205	320,918,859
24.2 Detail of borrowings

	2024					2023
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - USD
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	6.00%	Jan-25	1,026,977	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	6.00%	Feb-25	2,563,066	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.00%	Sep-25	1,770,302	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.00%	Oct-25	2,925,992	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.25%	Dec-25	2,418,884	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.25%	Jan-26	2,284,544	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.25%	Feb-26	104,302	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.50%	Apr-26	763,552	-
Banco Patagonia	(2)	Ferrosur Roca S.A.	-	-	-	81,184
Banco Patagonia	(2)	Ferrosur Roca S.A.	-	-	-	192,008
Total borrowings in foreign currency					13,857,619	273,192

Borrowings in local currency
Bank overdrafts	(3)	Ferrosur Roca S.A.	38.24%	Jan-25	4,873,033	5,018,973
Bank overdrafts	(3)	Loma Negra C.I.A.S.A.	38.00%	Jan-25	295,789	10,116,128
Securities-guaranteed borrowing	(4)	Loma Negra C.I.A.S.A.	37.41%	Jan-25	9,366,848	-
Total borrowings in local currency					14,535,670	15,135,101

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2024					2023
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - USD
Serie – Class 2	(5)	Loma Negra C.I.A.S.A.	6.50%	Dec-25	74,103,576	125,979,900
Serie – Class 3	(5)	Loma Negra C.I.A.S.A.	7.49%	Mar-26	57,997,572	98,565,157
Serie – Class 4	(5)	Loma Negra C.I.A.S.A.	6.00%	May-26	10,406,768	17,681,136
Total corporate bonds in foreing currency					142,507,916	242,226,193

	2024					2023
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - Ps.
Serie – Class 1	(6)	Loma Negra C.I.A.S.A.	-	-	-	63,284,373
Total corporate bonds in local currency					-	63,284,373
Total					170,901,205	320,918,859

(1)
As of December 31, 2024, Loma Negra entered into fundraising agreements by issuing promissory notes through the EPYME channel of Caja de Valores S.A. These notes bear interest at a fixed rate and are not guaranteed.

(2)
During the fiscal year 2023 and 2022, Ferrosur Roca S.A. entered into several contracts in US dollars with Banco Patagonia, accruing interest at a fixed rate. As of December 31, 2024, these loans have been cancelled.

(3)
As of December 31, 2024 and 2023, the Group carries bank overdrafts in the amount of 5,168,822 and 15,135,101, respectively. Bank overdrafts existing at the beginning of the year were canceled regularly during fiscal year 2024.

(4)
During the fiscal year ended December 31, 2024, Loma Negra took a borrowing through Banco de Valores S.A., providing as collateral securities obtained on loan. The cost of these guarantees is included in the borrowing rate and is accrued over their duration. The Group does not recognize assets or liabilities in connection with the collateral granted because its loan conditions do not provide risks and rewards of ownership over them.

(5)
On June 21, September 11, and November 2, 2023, the Company issued its Class 2, 3 and 4 Corporate Bonds in dollars for a total amount of US$71,723 thousand, US$55,000 thousand and US10,000 thousand, with an interest rate of 6.5%, 7.49% and 6.00%, and maturing on December 21, 2025, March 11, 2026 and May 2, 2026, respectively. Interest is paid semiannually. The issuance of these corporate bonds in foreign currency has been carried out within the scope of the local public offering, without intervention of the single and free exchange market ("MULC"). These debts have been valued at their amortized cost in foreign currency, converting the resulting amounts into local currency at the official selling exchange rate effective at the end of the reporting period.

(6)
On February 22, 2023, the Company issued its Class 1 Corporate Bonds for a total amount of $25,636.3 million, with an interest rate BADLAR + 2.0%, principal maturity at 18 months and payments quarterly interest. As of December 31, 2024, these corporate bonds have been cancelled.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2024	2023
Total borrowings by company:
- Loma Negra C.I.A.S.A.	166,028,172	315,626,694
- Ferrosur Roca S.A.	4,873,033	5,292,165
Total	170,901,205	320,918,859
24.3 Movements of borrowings
The movements of borrowings for the fiscal year ended December 31, 2024, are disclosed below:

Balances as of January 1, 2024	320,918,859
New borrowings	330,130,588
Accrued interest and other financial expenses	57,708,542
Effects of foreign exchange rate variation	39,959,370
Gain on net monetary position	(201,750,443)
Interest payments	(61,590,691)
Principal payments	(314,475,020)
Balances as of December 31, 2024	170,901,205
As of December 31, 2024, long-term borrowings have the following maturity schedule:

Fiscal year
2026	70,221,168
Total	70,221,168
25. ACCOUNTS PAYABLE

	2024	2023
Suppliers	72,161,439	91,078,280
Related parties (Note 19)	3,384,888	6,645,713
Accounts payable for investments in property, plant and equipment	1,623,921	758,236
Provisions for expenses	16,420,554	26,198,864
Total	93,590,802	124,681,093
26. PROVISIONS

	2024	2023
Labor and social security	2,577,335	2,843,515
Environmental restoration	7,444,480	9,960,560
Civil and other	1,219,220	1,876,495
Total	11,241,035	14,680,570

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Changes in provisions are as follows:

	Labor and social security	Environmental restoration	Civil and other	Total
Balance as of January 1, 2023	3,010,487	4,833,458	1,020,270	8,864,215
Increases (*)	3,507,981	11,934,535	2,894,879	18,337,395
Gain on net monetary position	(3,205,320)	(6,172,664)	(1,680,529)	(11,058,513)
Decreases (**)	(469,633)	(634,769)	(358,125)	(1,462,527)
Balance as of December 31, 2023	2,843,515	9,960,560	1,876,495	14,680,570
Increases (*)	2,224,288	3,571,824	919,963	6,716,075
Gain on net monetary position	(2,064,881)	(5,762,569)	(1,027,285)	(8,854,735)
Decreases (**)	(425,587)	(325,335)	(549,953)	(1,300,875)
Balance as of December 31, 2024	2,577,335	7,444,480	1,219,220	11,241,035
(*)    The increase in the environmental provision includes the increase resulting from changes in the measurement of liabilities arising from the estimated restoration schedule and the discount rates used as of December 31, 2024 and 2023, respectively, the effect of which has adjusted the cost of the relevant assets.
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
As of December 31, 2024, as mentioned in Note 3.12, there are claims against the Group classified as possible contingencies. The potential risk amount of those claims is $10,861 million, mainly including $306 million related to tax contingencies, $4,308 million related to labor contingencies, and $6,247 million related to administrative, commercial and other proceedings. The Group has not recognized a provision for such possible claims, as it is not required under IFRS Accounting Standards. As of the date of issuance of these consolidated financial statements, the Group understands there is no evidence to determine that other contingencies could materialize and have a negative impact on the consolidated financial statements.
In the normal course of business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of applicable rules and regulations, also taking into consideration the opinion of its tax and legal advisors along with the evidence available up to the date of issuance of these consolidated financial statements. Nevertheless, there are situations where the assessment by a third party and the possible materialization of damage for the Group are uncertain. In such cases, the Group has not recognized a provision as it is not required by IFRS Accounting Standards.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
27. TAX LIABILITIES

	2024	2023
Income tax	39,735,356	441,351
Value added tax	4,186,369	2,999,727
Turnover tax	1,694,556	1,845,823
Other taxes	1,228,399	1,139,392
Total	46,844,680	6,426,293
28. OTHER LIABILITIES

	2024	2023
Non-current
Employee benefit plans	850,239	807,495
Termination payment plans	159,959	233,230
Total	1,010,198	1,040,725
Current
Termination payment plans	479,259	656,736
Dividends payable to third parties minority	226,309	492,820
Agreement for settlement of claims	-	10,536,950
Others	290,698	198,543
Total	996,266	11,885,049
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

	2024	2023	2022
Cash and banks (Note 22)	7,974,897	10,940,003	4,506,901
Short-term investments (Note 16)	578,466	3,724,558	28,795,604
Cash and cash equivalents	8,553,363	14,664,561	33,302,505
30. NON-CASH TRANSACTIONS
Below is a detail of the transactions that did not involve cash flows in each fiscal year:

	2024	2023	2022
- Right of use assets and lease liabilities	290,390	154,795	4,703,725
- Acquisition of financed property, plant and equipment	3,045,788	758,353	11,453,585
- Delivery of shares – benefit plans	623,239	397,140	180,572

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
For management purposes, both financially and operative, the Company has classified its businesses' activities as follows:
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
iii)Aggregates: this segment includes profits or loss from the aggregates business, from obtaining to crushing the stone.
iv)Rail Services: this segment includes profits or loss from the provision of rail transportation services.
v)Others: this segment includes profits or loss from the industrial waste treatment and recycling business for use as fuel.

	2024	2023	2022
Revenues
With external customers
Cement, masonry cement and lime	498,089,236	199,296,795	93,960,619
Concrete	45,911,178	21,866,051	9,389,682
Rail services	20,122,374	7,094,031	3,896,662
Aggregates	8,053,922	3,999,497	1,451,374
Others	4,621,647	1,083,067	545,035
With other segment
Cement, masonry cement and lime	12,800,770	5,710,569	2,538,218
Rail services	33,948,181	11,356,675	4,823,810
Aggregates	6,077,811	3,071,874	1,323,718
Others	1,250,457	271,908	119,297
Segment-to-segment eliminations	(54,077,219)	(20,411,026)	(8,805,043)
Total	576,798,357	233,339,441	109,243,372
Effect from restatement in constant currency	122,380,329	685,973,268	874,948,170
Total	699,178,686	919,312,709	984,191,542

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2024	2023	2022
Cost of sales
Cement, masonry cement and lime	292,531,446	118,763,699	58,125,212
Concrete	45,145,185	20,728,478	8,924,833
Rail services	47,920,996	17,254,059	8,308,344
Aggregates	14,910,149	6,081,288	2,282,557
Others	3,382,932	896,919	389,501
Segment-to-segment eliminations	(54,077,219)	(20,411,026)	(8,805,043)
Total	349,813,489	143,313,417	69,225,404
Effect from restatement in constant currency	162,384,229	545,371,841	649,187,897
Total	512,197,718	688,685,258	718,413,301

	2024	2023	2022
Selling, administrative and other expenses
Cement, masonry cement and lime	45,884,427	17,259,548	4,345,407
Concrete	1,798,507	681,148	337,403
Rail services	2,404,037	1,021,921	469,408
Aggregates	160,570	72,640	33,259
Others	1,445,670	453,282	211,365
Total	51,693,211	19,488,539	5,396,842
Effect from restatement in constant currency	16,926,904	62,712,106	56,483,813
Total	68,620,115	82,200,645	61,880,655

	2024	2023	2022
Depreciation and amortization
Cement, masonry cement and lime	4,718,826	3,097,258	2,411,444
Concrete	215,603	104,245	57,140
Rail services	1,129,139	546,760	607,668
Aggregates	339,618	117,188	55,837
Others	6,192	5,241	4,978
Total	6,409,378	3,870,692	3,137,067
Effect from restatement in constant currency	56,217,119	66,230,641	86,905,142
Total	62,626,497	70,101,333	90,042,209

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2024	2023	2022
Revenues less cost of sales, selling and administrative expenses, and other gains and losses
Cement, masonry cement and lime	172,474,133	68,984,117	34,028,218
Concrete	(1,032,514)	456,425	127,446
Rail services	3,745,522	174,726	(57,280)
Aggregates	(938,986)	917,443	459,276
Others	1,043,502	4,774	63,466
Total	175,291,657	70,537,485	34,621,126
Effect from restatement in constant currency	(56,930,804)	77,889,321	169,276,460
Total	118,360,853	148,426,806	203,897,586
Reconciling items
Tax on debits and credits to bank accounts	(7,420,391)	(10,183,752)	(9,868,503)
Financial results gain (loss), net	138,611,341	(100,312,435)	(119,414,153)
Income tax	(95,925,288)	(16,849,960)	(62,361,904)
Net profit for the year	153,626,515	21,080,659	12,253,026
In relation to the segregation of profit or loss by geographic segment, the Group carries out its activities and operations in Argentina, exports are not significant.
No customer contributed 10% or more of the Group’s revenue for the years ended December 31, 2024, 2023 and 2022, respectively.
32. FINANCIAL INSTRUMENTS
32.1 Capital risk management
The Group manages its capital stock to ensure that its entities will be able to continue as a going concern while maximizing the return to its shareholders through the optimization of debt and equity balances. The Group’s strategy has not changed for the financial years 2024 and 2023.
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
The Group does not have financial liabilities that arise from supplier finance arrangement.
The Group is not subject to any external capital requirement.
The Group’s risk management committee reviews the capital structure of the Group.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Net debt-to-equity ratio:
The net debt-to-equity ratio for the reporting fiscal years is as follows:

	2024	2023
Debt (i)	170,901,205	320,918,859
Cash and current investments	8,553,363	14,664,561
Net debt	162,347,842	306,254,298
Shareholders’ Equity (ii)	793,121,742	640,707,485
Net debt-to-equity ratio and shareholders’ equity	0.20	0.48
(i)Debt is defined as long and short-term borrowings.
(ii)Shareholders’ equity includes non-controlling interest, which are managed as capital stock.
32.2 Categories of financial instruments

	2024	2023
Financial Assets
At amortized cost:
Cash and banks	7,974,897	10,940,003
Investments	64,024	3,658,136
Accounts receivable and other receivables	59,187,173	72,652,644
At fair value through profit or loss:
Investments	514,442	66,422

	2024	2023
Financial Liabilities
Amortized cost	335,948,458	494,106,399
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The carrying amounts of monetary assets and liabilities denominated in foreign currency at the end of the fiscal years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Liabilities:
United States Dollars	178,103,373	283,590,640
Euros	1,318,559	1,510,270
Reales	423	922

	2024	2023
Assets:
United States Dollars	9,980,235	34,328,375
Euros	11,005	20,817
Reales	60,000	-
32.4.1. Foreign currency sensitivity analysis
The Group is mainly exposed to the US Dollar and Euro, considering that the Group’s functional currency is the Argentine peso.
The following table details the Group’s sensitivity to an increase in the exchange rate of the US Dollar and the Euro as of December 31, 2024. The sensitivity rate is the rate used when reporting exchange rate risk internally to key management staff and represents management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts their translation on the balance sheet day for a 25% change in the exchange rate, considering for its calculation the whole of the items of the subsidiaries.

	US Dollar effect	Euro effect
Income for the year	42,030,784	326,889
Shareholders’ Equity	42,030,784	326,889
Additionally, considering the exchange regulations currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2024, the use of financial instruments to settle the above transactions would result in an impact of approximately 15%.

Likewise, as of December 31, 2024, 2023 and 2022, the gain/loss from using such instruments to settle certain financial borrowings was Ps. 544,055, Ps. 3,998,429 and Ps. 119,594,515 and is recorded in the statement of profit or loss and other comprehensive income within financial results as "Loss from securities transactions” (Note 10).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
32.5 Interest rate risk management
The Group is exposed to the risk of significant fluctuations in interest rates because Group entities have borrowings at both fixed and floating interest rates. The Group manages this risk by maintaining an appropriate combination of fixed- and floating-rate borrowings.

	2024	2023
Financial Assets:
Investments held to maturity (1)	64,024	3,658,136
Investments at fair value through profit or loss (2)	514,442	66,422
Financial Liabilities:
Amortized cost (3)	170,901,205	320,918,859
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
In the event that the average BADLAR rate applicable to financial liabilities for the fiscal year ended December 31, 2024, were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2024, would have increased by approximately 200,908.
With regard to financial assets, a 1.0% increase in the average interest rate during the fiscal year ended December 31, 2024, would have increased financial income by approximately 13,302.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

Borrowings	Weighted average effective interest rate %	Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	Total
As of December 31, 2024	21%	15,567,670	4,688,191	89,324,176	72,692,382	182,272,419
As of December 31, 2023	61%	15,112,787	21,531,945	104,451,417	260,692,229	401,788,378

Leases	Weighted average effective interest rate %		Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	Total
As of December 31, 2024		(*)	126,671	253,342	1,115,469	2,285,686	-	3,781,168
As of December 31, 2023		(*)	235,392	706,534	2,106,774	7,545,513	322,487	10,916,700
(*) The average rates in Pesos were 50% and 53% for the fiscal years ended December 31, 2024 and 2023, respectively. The average rates in US Dollars were 13% and 12% for the fiscal years ended December 31, 2024 and 2023, respectively.
32.8 Fair value measurements
Some of the Group’s financial assets are measured at fair value at the end of this reporting period. The following table provides information on how the fair values of these financial assets are measured (particularly, valuation techniques and inputs used).

	Fair value at:		Hierarchy level
Financial assets	2024	2023
Assets:
Mutual Funds	514,442	66,422	Level 1
Level 1: quoted price in an active market.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Fair value of financial assets and financial liabilities measured at amortized cost:
The estimated fair value of borrowings based on the interest rates offered to the Group (Level 3) for financial borrowings amounted to 172,034,791 and 317,469,004 as of December 31, 2024 and 2023, respectively.
The Board considers that the carrying amounts of the remaining financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximate their fair values.
33. COMMITMENTS
The Group has certain contractual commitments to purchase slag valid until 2028. The estimate of future cash flows is approximately Ps. 7,479,441 thousand per year. Additionally, it has commitments to purchase granite stone up to 2025 for an annual average of Ps. 69.6 million.
In the ordinary course of business, to ensure the supply of key inputs, the Group has entered into contracts for the supply of gas, assuming payment commitments for a total amount of approximately Ps. 55,080, of which Ps. 31,810 is payable during fiscal year 2025, Ps. 17,668 during fiscal year 2026 and Ps. 5,602 million during fiscal year 2027.
In addition, the Group has entered into power supply agreements with certain suppliers for a total amount of Ps. 102,280, of which Ps. 14,621 per year is payable until 2028 and, and Ps. 43,797 from 2029.
The Group entered into a product sales contract under which it has undertaken to supply concrete and cement so that a third party can carry out residential projects in the City of Buenos Aires. The contract provides that the Group shall collect a portion of the concrete sales in kind by receiving functional units of the real estate developments upon completion, for which the related agreement of sale has been signed. In addition, the contract include various rights and obligations for the parties to ensure fulfillment of the main purpose of the contract, which is the purchase and sale of concrete.

34. GUARANTEES GRANTED TO SUBSIDIARIES
The Company guarantees the bank overdrafts borrowed by Ferrosur Roca S.A. in the normal conduct of its business, and the letters of credit to be entered into by the company to finance imports up to a maximum amount of Ps. 17,500 million. As of December 31, 2024, Ferrosur Roca S.A. carries current account overdraft balances for 4,873,033.

35. RESTRICTED ASSETS
As of the date of these consolidated financial statements, the Group has judicial deposits for 36,326, which are disclosed in other current and non-current receivables.

36. FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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
However, as it is mentioned in following paragraphs, the federal government issued diverse regulations with the objective that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination (the "open access" scheme).
On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires that operate the current concessions. Consequently, based on that resolution, once the open access scheme be implemented, any registered railway operator will be able to provide cargo services as previously mentioned.
Subsequently, through Resolution No. 211 of the Ministry of Transport, it was rejected the request for an extension of the concession contracts duly submitted by the Group in 2018 jointly with similar requests by the other private railway concessionaires, confirming the finalization of all existing concession agreements. Additionally, the Ministry of Transport published diverse resolutions granting extensions for periods of 12 and 18 months to the concession granted to the concessionaires, including Ferrosur Roca S.A., based on which the concession term has been extended by a second time until September 2025. That resolutions provide that during the extended concession period the services will be delivered on a provisional basis and may be revoked at any time without this generating any subjective right, pending right or setting any precedent that may be claimed in favor of the operators, or otherwise the recognition of any amount for the potential early revocation of the additional concession term granted.
On July 8, 2024, Law N° 27,742, known as the "Bases Law," was published in the Official Gazette, which enables the National Executive Power to tender new concessions, including the railway system.

Additionally, on June 13, 2024, through Decrees No. 525 and N° 526/2024, the Government declared a public emergency in railway matters for a period of 24 months. This measure, announced via the Official Gazette, aims to "safeguard the operational safety of the provision of cargo and passenger railway transport services", no issuing any new regulations or norms related to the implementation of the mentioned "open access" scheme, and it authorized the Ministry of Transport to carry out transactional acts and/or compensations within the framework of the final settlement of the Concession Contracts approved by Decrees N° 1144 of June 14, 1991, N° 994 of June 18, 1992, N° 2681 of December 29, 1992, N° 2608 of December 22, 1993, and N° 430 of March 22, 1994, as well as those signed with the provinces under Decrees No. 532 of March 27, 1992, and N° 1168 of July 10, 1992.

Considering the provisions of Resolution N° 960/2022, the Group has assessed the possible business scenarios, considering that its intention is to continue providing services as operator of the railway network. In these scenarios, the National State, responsible for managing the train traffic control systems and maintaining the railway infrastructure, would charge the Group a fee for the use of the railway infrastructure, which would replace direct maintenance expenses currently paid by the concessionaires plus applicable tolls. No other significant changes are currently known regarding the rest of the matters and activities as compared to the current business model of the Group.

The Group has reassessed all variables affecting accounting estimates associated with the end of the current concession, including the term for the provision of rail services, the routes and businesses that would be assigned and the future demand for rail freight, no expecting to date any significant impact. The Group will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate. The Group’s Management understands that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

37. FUND ADMINISTRATION TRUST FOR INVESTMENT WORKS

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
Based on the new regulation, the Company recognizes in other receivables the contributions to the Trust Fund for the Strengthening of the Interurban Railway System (“FFFSFI”) for which it has the right of reimbursement for infrastructure works under the concession agreements, net of an impairment reserve for the amounts it expects will not be recovered or used against future capital expenditures due to the concession end date. The contributions made during 2024 amounted to Ps. 889,806.
Although the use of trust funds requires approval by the regulatory authority; the nature of the capital-intensive activity guarantees the need for infrastructure works in the amounts contributed, making it unlikely that such approvals will not be granted.

38. RESTRICTIONS ON DIVIDEND DISTRIBUTION
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
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

On October 11, 2023, we entered into a proposed agreement with the lead plaintiff which received the preliminary approval from the New York State Court on November 30, 2023. On April 10, 2024 the final approval by the New York State Court was granted. The New York State Court issued a final judgment under the Settlement on March 3, 2025. The deadline to appeal the judgment expired on April 2, 2025 and no appeal was filed. As a result, the settlement is now completely final and the releases are effective.
The Agreement does not contain any admission or acknowledgment of guilt for wrongful conduct by Loma Negra or other defendants in the class action, and it includes a release of all claims.

40. THE ARGENTINE CONTEXT
During 2024, the federal government promoted several bills and succeeded in approving some key regulations for Argentina's economic activity. The main initiatives include the approval of the Law for the Bases and Starting Points for Argentines' Freedom No. 27,742 (“Bases Law”), which includes the declaration of a public emergency granting the Federal Executive delegated powers in several areas; the reform of the State, which will allow the government to sell some government-owned companies; the modernization of labor regulations to encourage the growth of formal private employment; the deregulation of the energy sector, aimed at maximizing the oil & gas production in the country for sale and export purposes; and an incentive system for large investments, applicable to energy, oil, gas and infrastructure projects.
The federal government also approved a fiscal package that includes an tax amnesty program and a regularization system for assets, allowing for the legalization of money and goods. These measures seek to achieve fiscal balance, with a zero monetary emission policy, and it has enabled the government to achieve in a short term a primary and financial surplus, as well as to begin an inflation deceleration process, that recorded 117,8% during 2024.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Regarding the foreign exchange market, the federal government has been gradually easing the extensive regulatory framework that ruled the access to foreign exchange since it took office in December 2023. In this sense, in April 2025, the BCRA partially liberalized the foreign exchange market with some measures, including, but not limited to, restrictions for individuals to operate in the foreign exchange market have been eliminated, payment terms for foreign trade transactions have been eased, and paying profits and dividends to foreign shareholders will be allowed starting with financial years beginning in 2025. Simultaneously, the federal government announced a new exchange rate scheme with the following guidelines: (i) the exchange rate will fluctuate within a moving band, between ARS 1,000 and ARS 1,400 (the upper and lower limit of the band will adjust at a rate of -1% and +1% per month, respectively), and the exchange rate will float freely within the bands, without intervention from the BCRA, except to buy Dollars to accumulate reserves, and to sell Dollars in the event of excessive volatility. As of the issuance date of this financial statements, the so-called gap between the alternative exchange rates and the official rate has been significantly reduced. Furthermore, the government has sought financing options, and obtained a new US$ 20 billion extended facility for a period of 48 months.
Labor reforms have also been implemented to flexibilize the management of labor relations and facilitate the regularization of employees.
In this context, it is estimated that in 2024, Argentina's GDP contracted by 2.8% as a result of economic policies aimed at achieving macroeconomic stabilization. The cement industry, in particular, contracted by 24% year-on-year, gradually improving from the second half of the year. However, forecasts for the Argentine economy estimate an approximate GDP growth of 4.5% year-on-year for 2025. The expected recovery will depend on the consolidation of the economic model and its ability to generate confidence in its sustainability, thus providing a solid platform to support sustained development.

41. SUBSEQUENT EVENTS
The Group has considered events after December 31, 2024, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed through April 29, 2025, the date when the consolidated financial statements were available for issue.
41.1 Annual shareholders’ meeting

The annual shareholders’ meeting held on April 23, 2025, approved (i) to allocate the sum of Ps. 153,810 million (in December 31, 2024 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially release and distribute in cash and/or in kind, one or more payments, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations through the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2025.