Form 20-F
period 2025-12-31
Loma Negra Compania Industrial Argentina Sociedad Anonima
filed 2026-04-28
CIK 1711375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The total number of issued and outstanding shares of each class of stock of Loma Negra Compañía Industrial Argentina S.A. as of December 31, 2025 was:
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
•all references to “our controlling shareholder” are to InterCement Trading e Inversiones Argentina, S.L.;
•all references to "our indirect controlling shareholder" are to InterCement Participações S.A.;
• all references to "our former indirect controlling shareholder" are to Mover Participações S.A.;
•all references to the “InterCement Group” are to our indirect controlling shareholder, InterCement Participações S.A., and its subsidiaries;
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
Financial Statements
We maintain our books and records in constant pesos, the presentation currency for our consolidated financial statements and also the functional currency of our operations in Argentina. We have prepared our annual audited consolidated financial statements included in this annual report in accordance with IFRS Accounting Standards, as issued by the IASB. Unless otherwise noted, our financial information presented herein as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 is stated in pesos, our reporting currency.

This annual report includes our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, or “our audited consolidated financial statements”. All references herein to “our financial statements”, “our audited consolidated financial information”, and “our audited consolidated financial statements”, are to or derived from our consolidated financial statements included elsewhere in this annual report. These references do not pertain to the non-financial information included in this annual report, which is derived from our internal information systems and is not covered by the report of an independent registered public accounting firm.
Our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023, comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy starting July 1, 2018.
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
In accordance with IAS 29, the amounts in the financial statements that have not been stated in constant currency as of the end of the reporting period must be restated by application of a general price index. To that end and in the manner established in FACPCE’s Resolution JG No. 539/18, coefficients have been applied that are calculated on the basis of indices published by the FACPCE, resulting from combining national the consumer prices index (Índice de Precios al Consumidor—IPC), or CPI, published by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute), or INDEC, starting on January 1, 2017 and, looking back, domestic wholesale prices index (Índice de Precios Internos al por Mayor—IPIM), or WPI, published by the INDEC or, if none is available, consumer price indices published by the General Directorate of Statistics and Censuses in the Autonomous City of Buenos Aires. The variation in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2025, 2024 and 2023 was 31.5%, 117.8% and 211.4%, respectively.
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
INDEC reported that the CPI increase was 211.4%, 117.8% and 31.5% for the years ended December 31, 2023, 2024 and 2025 respectively. INDEC has also published inflation figures for the WPI for the year ended December 31, 2023, an increase of 276.4%, for year ended December 31, 2024, an increase of 67.1%, and for year ended December 31, 2025, an increase of 26.2%.
See “Item 3.D. Key Information—Risk Factors—Risks Relating to Argentina—If the current levels of inflation do not decrease, the Argentine economy could be adversely affected, negatively impacting our results of operations and margins”. Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement with

Respect to Forward-Looking Statements and Risk Factors Summary” and “Item 3.D Key Information—Risk Factors” in this annual report.
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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY
We make forward-looking statements in this annual report within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “would”, “could,” “plan”, “expect”, “predict”, “potential”, “seek”, “likely,” “forecast”, or the negative of these terms or other similar expressions. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include the principal risks relating to the company and its business described in “Part I, Item 3. Key Information—D. Risk Factors,” which are also summarized below:
•general economic, political and business conditions in Argentina, including economic and political reforms and future policies of the Argentine government;
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
•global economic, political and social conditions and their impact on, including the ongoing military conflicts between Russia and Ukraine, Israel and Hamas in the Gaza Strip, tensions between China and Taiwan, recent developments in Venezuela and broader hostilities across the Middle East, as well as the potential outbreaks of communicable diseases around the world, and their impacts on the global economy and consumer spending patterns, particularly in energy costs;
•the impact of U.S. government measures on the economy, future government laws and regulations, and trade policy matters, such as the imposition of tariffs, fees, and other import restrictions;
•transportation, storage and distribution costs;
•our direction and future operation and implementation of our principal operating strategies;
•the implementation of our financing strategy and capital expenditure plans;
•our level of capitalization, including the levels of our indebtedness and overall leverage;
•legal and administrative proceedings to which we are or become party (individually or jointly with our direct or indirect shareholders);
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
•the end of the judicial recovery process initiated by our indirect controlling shareholder in December 2024;
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
Risks Relating to Argentina
Most of our operations, property and customers are located in Argentina and a portion of our liabilities and assets are denominated in foreign currency. Consequently, the quality of our assets, property status and our results of operations depend on the macroeconomics, regulatory, social and political conditions of Argentina and on the exchange rates between the peso and foreign currencies, in particular, the U.S. dollar. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes in the interest rates, changes in Argentine government policies, social instability and other domestic and international political and economic events that may take place in Argentina or may affect it.
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
On September 1, 2019 the Argentine government reintroduced strong restrictions and exchange controls, which, among other things, significantly restricted access to the exchange markets by individuals and entities. Since then, these restrictions have been modified and, in some respects, eased, and those that remain effective as of the date of this annual report are described in “Item 10.-D Exchange Controls.”
The Social Solidarity and Productive Reactivation Law No. 27,541, enacted in December 2019, and its regulatory Decree No. 99/2019 (the “Social Solidarity Law”), as amended from time to time, introduced important additional foreign exchange restrictions and tax modifications.

During 2021 there was a recovery of the economic activity (after the impact of COVID-19 in 2020) reflected in the 10.4% GDP growth, and this positive trend continued in 2022, with 5.0% GDP growth. Nevertheless, this trend reversed in 2023, when GDP contracted by 1.6%, followed by a decline of 1.3% in 2024, primarily driven by a significant reduction in public works and a contraction in private consumption. During 2025, the economy began to stabilize; according to the INDEC, for the fourth quarter of 2025, Argentina's GDP recorded a recovery of 4.4% for the full year, surpassing initial estimates as inflation began to decelerate and credit conditions improved.
To contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank’s international reserves from US$ 65.7 billion as of December 31, 2018, to US$ 23.1 billion as of December 31, 2023. Since Javier Milei took office in December 2023, the BCRA had bought approximately US$ 4,760 million by the end of March 2025. Throughout March and April 2025, growing tensions in the foreign exchange market compelled the central bank to sell reserves, just as the government approached the final stretch of negotiations with the IMF and other multilateral institutions.
In the first days of Javier Milei's mandate, the new government launched a set of policies aimed to deregulate the economy to address the economic and social crisis. On December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023, the Executive Branch declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, sanitary and social matters until December 31, 2025. This regulation included numerous amendments and repeals of several laws. The measures include, but are not limited to, the repeal of regulations on housing rental contracts, the supply of essential products, the marketing of mass consumption products, the corporate form of companies where the State participation has been modified, among others.
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
•Regime for Large Investments: The creation of the Regime for Large Investments ("RIGI"), which establishes a legal and regulatory framework to promote investment in productive projects in Argentina.
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

On July 12, 2024, Congress approved Law No. 27.743 on Palliative and Relevant Tax Measures ("Tax Package") regarding the regularization of tax, customs, and fiscal obligations, aimed at achieving voluntary payment by taxpayers and responsible parties. On that same date, the Executive Branch published Decree No. 608/2024 in the Official Gazette, which regulated various provisions of the Tax Package. Chapter II of this Decree specifically outlines the Asset Regularization Regime, designed to incentivize taxpayers to declare unregistered assets. The Asset Regularization Regime was structured in three stages. The first stage ran from October 1, 2024, to November 8, 2024, during which a 5% rate was applied to amounts exceeding US$ 100,000. The second stage took place from November 9, 2024, to January 31, 2025, with the rate increasing to 10%. Finally, the third stage covered the period from February 1, 2025, to April 30, 2025, with the rate rising to 15%. The regime ultimately reached US$ 116.8 billion, surpassing initial expectations under the Milei administration.

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

Subsequently, on March 19, 2025, the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF, which, according to the technical agreement reached by the IMF and the Argentine authorities on April 8, 2025, would enable a new extended funding facility of US$ 20 billion over a period of 48 months. The IMF Executive Board approved said agreement on April 11, 2025.

In January 2025, the IMF Executive Board conducted an ex-post evaluation of Argentina's exceptional access to financing under the 2022 Extended Fund Facility. The evaluation concluded that, while the program did not meet its initial objectives, it allowed for the rescheduling of payments. The program's gradual approach was insufficient to address the economic challenges. However Milei’s administration renegotiated new targets and, in 2024, met all the established parameters, except for the accumulation of net reserves. According to IMF reporting, by the end of 2025 Argentina’s economy had returned to positive growth, and inflation declined substantially from prior peaks, although it remained elevated by historical standards. According to INDEC's last published information, consumer prices increased by 31.5% on a year-on-year basis during 2025. Nonetheless, in its January 2026 report, the IMF projects that Argentina's GDP will stabilize, with a projected annual growth of 4% for 2026 and 2027.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, the persistence or reacceleration of inflationary pressures and future political uncertainties, adverse climate conditions affecting agriculture, among other factors, may continue to adversely affect the development of the Argentine economy, which could lead to a reduced demand for our products and services and adversely affect our business, financial condition and results of operations.
If current fiscal surplus is not maintained, the Argentine economy could be adversely affected, negatively impacting our business and results of operation.

In the past, Argentina has experienced significant macroeconomic imbalances, including frequent and critical fiscal deficits. The Argentine government has recorded an annual fiscal deficit during approximately 90% of the years during the period from 1961 to 2022 (48 years out of 53), which has led to very vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by issuing foreign debt, which has historically led to rapid increments in national debt levels; and (ii) by monetary emission through the BCRA, which has led to periods of high inflation and, even in some cases, hyperinflation. The fiscal deficit reached 3% of the GDP in 2021, 2.4% of the GDP in 2022 and 2.9% of the GDP in 2023. However, as a result of the measures taken by Javier Milei's administration, a financial surplus of 0.3% of GDP was recorded in December 2024, marking the first surplus since 2010. During 2025, the

Argentine government continued to report monthly fiscal surpluses, resulting in an annual surplus of approximately 0.2% of GDP, reflecting the continuation of fiscal consolidation measures.
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

Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In December 2015, the administration of former President Macri suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the revised information provided by INDEC, inflation reached an annual rate of 94.8% in 2022, 211.4% in 2023, 117.8% in 2024 and 31.5% in 2025, which represents the lowest rate since 2017 (24.8%). This result marks the second consecutive year of decline in the annual rate of inflation, something that had not occurred since the period between 2007 and 2009.
Efforts by successive governments to curb inflation, including price controls and regulation of exports, have faltered, failing to address the structural causes of inflation. Former President Alberto Fernández's administration aimed to shield consumers through price ceilings on essentials and export limits, but recorded fiscal deficits of 2.4% in 2022 and 2.9% in 2023. The current government achieved a primary surplus of 1.8% of GDP and an overall fiscal surplus of approximately 0.3% of GDP in 2024, marking the first surplus in many years. Building on this, 2025 closed with a primary fiscal surplus of roughly 1.4% of GDP and an overall financial surplus of about 0.2% of GDP, representing the first time since the early 2000s that Argentina has reported two consecutive years of positive fiscal balances.

However, despite the abovementioned progresses, while inflation declined in 2025 compared to previous years, the persistence of inflationary pressures remains a key risk for 2026. Failure to rectify structural inflationary imbalances could perpetuate rising inflation levels, adversely affecting Argentina's economy. High inflation undermines foreign competitiveness, exacerbates social and economic inequality, and erodes confidence in the banking system, potentially restricting credit access for local companies.
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

Given the political and economic landscape, the administration of former President Macri re-introduced rigid restrictions and foreign exchange controls on September 1, 2019, which among other things, significantly curtailed access to the FX Market by individuals and entities. See "Item 10.D. Additional Information—Exchange Controls”. Despite the measures adopted by the Argentine government to try to control the increasing depreciation of the peso, in 2022 the peso depreciated by approximately 70% and in 2023, by approximately 356% against the U.S. dollar, based on the official exchange rates published by the Argentine Central Bank.
On December 12, 2023, the Minister of Economy, Luis Caputo, announced the setting of the official exchange rate at Ps. 800 and a 2% monthly “crawling peg.” This resulted in an exchange rate jump of 118.57% for the wholesale dollar and a sharp depreciation of the peso against the dollar. The peso accumulated a depreciation of 26.7% in 2024. By December 2024, the official exchange rate had increased 27.7% compared to its value at the end of the previous year. Additionally, several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differs from the official Argentine peso-U.S. dollar exchange rate. See "Item 10.D. “Additional Information – Exchange Controls.”
On January 13, 2025, the BCRA announced a reduction in the pace of the crawling peg from 2% to 1% per month, effective from February 1, 2025, as part of its managed exchange rate regime, In April 2025, in connection with the new IMF financing arrangement, Argentina’s authorities substantially liberalized foreign exchange policy, replacing the crawling peg with a more flexible system under which the official exchange rate is permitted to trade within an established band (for example, roughly 1,000 to 1,400 pesos per U.S. dollar) and allowing market forces greater influence over the peso's value. Throughout 2025, the official peso-U.S. dollar exchange rate exhibited significant volatility, and the gap between official and parallel exchange rates narrowed markedly as controls were lifted and the trading band framework became operative. Exchange rate developments have implications for the inflation outlook, competitiveness of exports and import pricing, and could affect cost structures and activity levels in sectors such as construction. The official exchange rate movements and the existence of various peso-U.S. dollar exchange rates — including official, market bands, and parallel rates — are described further in “Item 10.D — Additional Information – Exchange Controls.”

While the depreciation of the peso can have positive effects on the competitiveness of certain sectors of the Argentine economy, including our business, significant appreciation or continued volatility can negatively impact our competitive position and profitability. Furthermore, both devaluation and appreciation of the peso have had and could continue to have a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the peso has negatively affected the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation initially and significantly reduced real wages. Conversely, a significant appreciation of the peso could negatively impact businesses whose success is dependent on export markets. Both scenarios can adversely affect the Argentine government’s ability to honor its foreign debt obligations. Significant depreciation or appreciation of the peso, or increased exchange rate volatility, could adversely affect the Argentine economy and, consequently, our business. In recent years, the peso experienced significant devaluations against the U.S. dollar. The U.S. dollar exchange rate increased by approximately 72% in 2022, 356% in 2023, 27.7% in 2024 and 41.3% in 2025.
Additional volatility, appreciation, or depreciation of the peso, or reduction in the BCRA’s international reserves due to currency interventions could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial conditions and results of operations. Any further significant fluctuation in the value of the peso, including divergence between official and parallel market rates (which reached 60-70% by the end of 2024), could have material adverse effects on the Argentine economy, which could have a material adverse effect on our results of operations and financial condition.
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
Negotiations with labor unions could require private companies to implement salary increases or provide workers with additional benefits, all of which could increase our operating costs.

Labor relations in Argentina are governed by specific legislation, such as Labor Contract Law No. 20,744 and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity in Argentina is regulated by a specific collective bargaining agreement, or CBA, that groups companies together according to industry sector and trade union. Although the process of negotiation is standardized, each chamber of industrial or commercial activity separately negotiates the increases of salaries and labor benefits with the relevant trade union covering such commercial or industrial activity. In the cement industry, salaries have been established generally on an annual basis through negotiations between the chambers that represent the cement producers and the cement industry employees’ trade union. Although due to the high inflation over the past years, these negotiations have taken place more than once a year, they have become less frequent since the start of the Milei administration due to the slowdown in inflation, with the expectation of returning to a scheme of annual increases. The national labor authority (National Secretary of Labor, Employment and Social Security) mediates between the parties and ultimately approves the salary increase to be applied in the cement industry. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the cement union and to whom the collective bargaining agreement applies. The policy of the current administration is to adopt a stricter approach when assessing and approving wage increase agreements, particularly if such increases exceed the monthly inflation rate.
Due to high levels of inflation, Argentine employers, in both the public and private sectors, have in the past experienced significant pressure from their employees and labor organizations to increase wages and to provide additional benefits. Since December 2024, the minimum salary was raised from Ps. 279,718 to Ps. 344,800, as of December 2025 (in nominal terms). Notwithstanding this, over the past year inflation slowed down significantly, with a year-on-year inflation rate of 31.5% in 2025 compared to 117.8% in 2024. The INDEC publishes the "Coeficiente de Variación Salarial" (Salary Variation Index), an index that shows the evolution of salaries. The Salaries Index showed an increase in registered private sector salaries of approximately 147.5% in 2024 and 43.1% in 2025. During this period, the average wages in the cement industry increased in line with the average of private sector salaries, according to the Argentine Secretary of Labor, Employment and Social Security.
Recently, the Argentine Congress passed Law No. N°27,802, which entered into force on March 6, 2026, and significantly amends collective labor law in Argentina. Within one year of the law’s promulgation, the parties to each CBA will be summoned to negotiate, renegotiate, and/or ratify their agreements. Furthermore, the amendments to the collective labor regime aim to grant companies greater participation in collective bargaining. In this regard, the new legislation places a strong emphasis on company labor unions and the possibility of negotiating company‑specific collective bargaining agreements. The effectiveness of certain provisions of the recently enacted Argentine labor reform may be subject to judicial review, creating uncertainty regarding the applicable labor framework.
Any salary increase or additional benefit resulting from negotiations with the labor union could result in an increase in costs and a decrease in the results of the operations of Argentine companies, including those of Loma Negra.
The implementation of exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.
Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, since September 1, 2019, the Argentine government imposed rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina See “Item 10.D. Additional Information—Exchange Controls”.
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
Notwithstanding the measures adopted by the Argentine government in the past years, President Javier Milei's administration has been gradually easing foreign exchange controls, most notably through the implementation of a more flexible exchange rate band regime and the easing certain restrictions on access to the official foreign exchange market.

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
Any inability to maintain a favorable current account or balance of payments position may result in a depreciation of the peso, affecting our results of operations, our capital expenditure program and our ability to pay our foreign currency liabilities .
Inflation continues to be a challenge for Argentina given its persistent nature in past years.
According to INDEC, Argentina’s structural current account accumulated a surplus of US$ 3,287 million in 2021 and a current account deficit of US$ 3,031 million in 2022. In 2023, the Argentine economy recorded a current account deficit of US$ 6,900 million. In 2024, the Argentine current account shifted to a surplus, supported by a strong trade balance and reduced services and income outflows, with an approximate surplus of US$ 1,029 million for 2024 as a result of cost reduction policies. In 2025, external account dynamics deteriorated again through the first and second quarters, with quarterly data showing current account deficits, reflecting a return to current account deficits after the temporary surplus in 2024, driven by growing deficits in services and primary income and volatility in trade flows. However, Argentina closed 2025 with a primary fiscal surplus of 1.4% of GDP, which, after paying interest on public debt, became a financial surplus of 0.2%, according to the Ministry of Economy. Argentina recorded a primary fiscal surplus of Ps. 11.8 trillion (about US$ 8.1 billion) in 2025 and a financial surplus (including debt service payments) of Ps. 1.45 trillion (about US$1 billion), marking the second consecutive annual financial surplus, following the first in more than a decade in 2024.

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

As of December 31, 2024, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 1,032.5 per US$1.00, a devaluation of approximately 27.7%. During 2025, Argentina transitioned to an exchange rate band regime launched by the BCRA on April 11, 2025, under which the peso has initially been allowed to fluctuate within a band between approximately ARS 1,000 and ARS 1,400 per US$ 1.00, with periodic adjustments intended to promote orderly market functioning and support monetary policy objectives. Throughout 2025, the official exchange rate remained within and around this band, with the BCRA periodically adjusting the upper and lower limits to reflect market and policy conditions. By late December 2025, the official intervention band ranged between approximately Ps. 916 to Ps. 1,526 per US$ 1.00, reflecting the cumulative adjustments over the year. These developments represent a material shift toward a more flexible exchange rate framework for the peso.
While Argentina recorded a structural current account surplus in 2024 and 2025 and fiscal surpluses during 2024‑2025, there remains uncertainty regarding the sustainability of these trends in the context of potential macroeconomic shocks. The failure to sustain fiscal surpluses and the return to fiscal deficits could increase the level of uncertainty regarding the macroeconomic conditions in Argentina. In particular, it could lead to an increase in the inflation index, devaluation of the peso with respect to foreign currencies and a subsequent crisis in the balance of payments, greater local vulnerability to the international credit crisis or geopolitical shocks, rising rates of interest, erratic monetary policies, reduction in real wages and, as a consequence, in private consumption and reduction in growth rates. This level of uncertainty, over which we have no control, can affect our financial condition or the results of operations.

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
Additionally, foreign shareholders of several Argentine companies have filed claims before the International Center for Settlement of Investment Disputes or the ICSID alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims.
Moreover, Argentina's ability to obtain financing from international capital markets has historically been subject to various limitations and challenges, as evidenced in past years, where the need to resort to international organizations has been recurring. In 2018, the IMF´s executive board approved the Stand-By Agreement with the Argentina government, which involved the disbursement of US$ 44 billion. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though an Extended Fund Facility Arrangement which was approved by the IMF’s executive board on March 3, 2022, and approved by the Argentine Congress on March 17, 2022. Ultimately, the Extended Fund Facility Arrangement was approved definitely by the IMF´s executive board on March 25, 2022. The Extended Fund Facility Arrangement sought to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth.

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

Furthermore, through the press release of February 1, 2024, IMF’s Executive Board announced the conclusion of the seventh review of the agreement with Argentina. This decision grants the country access to an immediate disbursement of approximately USS 4.7 billion, which placed the total disbursements under the agreement at around USS 40.6 billion so far.

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
In January 2025, the IMF Executive Board evaluated Argentina's exceptional access to financing under the 2022 Extended Fund Facility. Although the program did not meet its initial objectives, it allowed for the rescheduling of payments. The program's gradual approach was insufficient to address the economic challenges; however, the measures implemented by the Milei administration contributed to stabilization. In this context, the Milei administration renegotiated new targets and, in 2024, met all the established parameters, except for the accumulation of net reserves.

On March 19, 2025, the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. On April 8, 2025, the IMF reached a technical agreement with the Argentine government for a new US$ 20 billion extended facility over 48 months, subject to quarterly target reviews and a repayment term of 10 years. This agreement was approved by the IMF Executive Board on April 11, 2025, authorizing disbursements for up to US$ 15 billion in 2025, which were available for use without specific restrictions, providing Argentina flexibility in addressing its financial needs. This arrangement was intended to support Argentina's stabilization agenda, strengthen external sustainability and facilitate progress toward a more durable re-access to international capital markets. Following the renegotiated agreement, the first disbursement of US$ 12 billion was made on 15 April 2025, bringing Argentina’s international reserves to US$36,799 million. Subsequently, after the initial disbursement, the IMF completed the first review of the 48-month Extended Fund Facility in July 2025, enabling an additional disbursement of approximately US$ 2 billion under the program.

The Argentine government has also secured additional support from multilateral institutions. For example, in April 2025, the World Bank approved approximately US$ 1.5 billion in financing to support Argentina's reform agenda, as part of a broader potential financing package that includes additional commitments from the World Bank Group and the Inter-American Development Bank intended to support policy measures, productivity and investment.

Moreover, the BCRA executed and expanded its international Repurchase Agreement (Repo) with global banks during 2025. Following the initial Repo facility executed in January 2025, the BCRA conducted a subsequent Repo transaction in June 2025 for approximately US$ 2 billion with seven international banks as part of its efforts to strengthen gross international reserves. Subsequently, in January 2026, the BCRA closed a further Repo arrangement for US$ 3 billion with six international financing institutions, demonstrating continued access to market-based financing and reinforcing the central bank's liquidity and reserve position.

The BCRA also agreed with the People’s Bank of China (PBOC) to extend the active tranche of the bilateral currency swap line for CNY 35,000 million (equivalent to US$ 5 billion) for an additional 12-month term through mid-2026, helping support the management of external liquidity. The activation of this tranche, which started in 2023 and was gradually reduced from June 2025, will remain fully available to the BCRA until mid-2026, allowing the BCRA to reduce risks in its transition towards a sound and sustainable monetary and exchange rate regime in a challenging international context for foreign capital flows.

In any case, lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations. For more information regarding Argentina’s financings, including the aggregate of US$ 23.5 billion loans disbursed in connection with the Staff-Level Agreement, see “—Investing in a developing economy such as Argentina entails certain inherent risks.”
Government intervention may adversely affect the Argentine economy, Argentine companies and, as a result, our business and results of operations.
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

The National Telecommunications Agency issued Resolution No. 1754/2022, which established a maximum fee increase for mobile services, as well as use of internet value added services, subscription radio broadcasting services and subscription broadcasting services through satellite by certain licensees.
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
The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles and over short-term evolution of commodity prices. If interest rates increase significantly in developed economies, including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth from Argentina’s trading partners could also have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth. Any of these potential risks to the Argentine economy could have a material adverse effect on our business, financial condition and result of operations.
The economy of Brazil, Argentina’s largest export market and the principal source of imports, experimented heightened negative pressure due to the uncertainties stemming from ongoing political crisis. After the economic crisis of 2015 and 2016, the Brazilian economy is slowly recovering. The real growth per capita has recovered 10% in 2021, but is still 15% down from 2019 figures. As of December 31, 2022, the unemployment rate was 8.3%, as compared to 11.9% at the end of 2021. As of December 31, 2024, the unemployment rate is 6.2% as compared to 7.4% at the end of 2023. On January 1, 2022, Lula da Silva assumed office as a left-wing politician. While the impact of Brazil’s downturn on Argentina cannot be predicted, we cannot exclude the possibility that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.
During 2025, the economy of Brazil showed some progress but with slowing momentum and important policy challenges. According to official and institutional projections, Brazil’s central bank maintained relatively high benchmark interest rates (around 15%) throughout the year, with inflation gradually moderating toward single-digit levels, while the labor market remained tight by historic standards and unemployment stayed near multi-year lows. However, recent indicators pointed to a loss of momentum in activity in the second half of 2025, including weak industrial output and subdued services growth, suggesting a more moderate pace of expansion for the full year compared with earlier quarters.
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
Meanwhile, the long-standing geopolitical tensions have not abated. On February 24, 2022, Russian military forces launched a major assault against Ukraine, which led to a conflict that is ongoing as of the date of this annual report. Trade disruptions caused during 2022 and 2023 by the conflict and economic sanctions caused instability and increases in the prices of energy which affected the costs of our products. Despite the fact that during 2024 the energy market normalized, we cannot estimate the future impact on our operations that the continuation of this conflict may cause. Throughout 2025 and into 2026, the protracted nature of this conflict, combined with shifting sanctions regimes, has maintained volatility in global energy and fertilizer markets, directly impacting our operational costs and the logistics of our supply chain.
The October 7, 2023, assault by Hamas on Israel further exacerbated geopolitical instabilities, culminating in Prime Minister Netanyahu's declaration of war and a full blockade on Gaza. Even though a ceasefire was reached on January 19, 2025, between Israel and Hamas, allowing a temporary reduction of the intensity of hostilities and the entry of humanitarian aid, the region remained politically fragile throughout 2025, with sporadic incidents and heightened regional tensions. The withdrawal from the Netzarim Corridor and U.S. President Trump’s plan for Gaza underline ongoing tensions.
In late February and March 2026, a major international conflict erupted after the United States and Israel launched large-scale airstrikes against Iran, targeting military, government, and nuclear-related infrastructure and killing Iran’s Supreme Leader, Ayatollah Ali Khamenei. Iran responded with widespread missile and drone attacks against Israel, U.S. bases, and several Gulf countries, drawing in regional actors and disrupting airspace, energy infrastructure, and civilian life across the Middle East, while the fighting caused significant casualties, displacement, market volatility, and intense international diplomatic efforts aimed at preventing further escalation into a broader war. These developments have increased uncertainty in international markets, disrupted energy markets and maritime trade routes, and could contribute to volatility in global financial conditions, potentially affecting emerging economies such as Argentina.
As of April 2026, while diplomatic efforts are ongoing, the conflict continues to cause severe disruptions to global energy markets and key maritime trade routes, including the Red Sea and the Strait of Hormuz. These events have led to sustained volatility in commodity prices and a "risk-off" sentiment in global financial markets. For emerging economies like Argentina, these developments may result in increased financing costs, fluctuations in energy import prices, and general instability in international trade, all of which could adversely affect our financial condition and results of operations.
Argentina is highly dependent on the export of certain commodities, such as soy, which has made the Argentine economy more vulnerable to fluctuations in the commodities prices. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. During 2025, although the agricultural sector recovered from previous droughts, commodity price fluctuations—driven by the aforementioned geopolitical tensions and changes in Chinese demand—remained a critical vulnerability for Argentina’s foreign exchange reserves.
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
The Argentine banking system has experienced several crises in the past, and even collapsed in 2001 and 2002. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of the credit activity. Such recovery has been severely impacted by the COVID-19 pandemic. Although the financial system’s deposits continue to grow in nominal terms, these deposits are mostly short-term and the sources of medium and long-term funding for financial institutions are currently limited, despite some improvement in market conditions during 2025.
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
Subsequently, during 2025, the banking system operated within a context of macroeconomic transition, including disinflation, high real interest rates for part of the year and gradual adjustments to monetary and exchange rate policies. While banks generally maintained adequate levels of capitalization and liquidity under regulatory requirements, lending activity remained influenced by macroeconomic conditions, regulatory changes and the pace of normalization of financial markets. Credit to the private sector showed gradual recovery in real terms compared to prior years, although from historically low levels, and foreign currency lending continued to be concentrated in borrowers with export revenues or natural hedges. Deposit levels remained relatively stable in real terms during 2025, supported by the deceleration of inflation and greater monetary stability compared to previous years. However, the maturity structure of deposits continues to be predominantly short-term, which may limit the capacity of financial institutions to expand long-term lending.
Financial institutions are subject to significant regulation from multiple regulatory authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on financial institutions. During 2025, the regulatory framework evolved as part of the broader macroeconomic stabilization process, including adjustments to monetary instruments and gradual easing of certain foreign exchange restrictions. Nevertheless, regulatory changes—particularly in a context of structural economic reform—may continue to generate uncertainty for financial institutions and market participants.
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

As from April 14, 2025, access to the official foreign exchange market for the payment of new imports of goods has generally been permitted as from the date of customs clearance, subject to compliance with applicable regulations and reporting requirements. However, although certain restrictions affecting access to the foreign exchange market were eased during 2025 as part of the government’s economic reform program, Argentina continues to operate under a regulated foreign exchange regime.

We cannot assure you that additional limitations on access to foreign currency for the payment of imports of goods and services to Argentina will not be reestablished or tightened in the future. In this sense, we are unable to estimate the economic and financial impact for our business, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations, as well as our ability to achieve our previously disclosed expectations for future years.
Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

The global financial and credit markets have experienced, extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, decreases in economic growth, increases in unemployment rates, and uncertainty about economic stability. Such volatility and uncertainty have increased the cost of funding for Argentine and international issuers and borrowers.

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

Risks Relating to Our Former Indirect Controlling Shareholder
Adverse events involving our former indirect controlling shareholder and its affiliates, including developments relating to the "Operation Car Wash" ("Operação Lava Jato") investigation in Brazil, may adversely affect our reputation and the trading price of our ordinary shares and ADSs.
Mover Participações S.A. ("Mover", formerly Camargo Corrêa S.A.) was our indirect controlling shareholder. Construções e Comércio Camargo Corrêa S.A. ("CCC"), a construction and engineering subsidiary of Mover, and certain of its former senior management and employees have been the subjects of the Brazilian Federal Police investigation referred to as "Operation Car Wash" ("Operação Lava Jato"), which is an investigation into widespread allegations of corruption.

Although we are not a party to Operação Lava Jato, and although Mover and its affiliates are no longer either directly or through affiliates part of our ownership chain, we cannot assure you that investors, customers, suppliers, business partners, regulators or other stakeholders will distinguish between us and our former affiliates, or that additional adverse developments involving Mover, CCC, or other former affiliates, including us, will not result in reputational harm to us by association. Any renewed focus, adverse developments, findings, settlements, penalties, civil claims, criminal proceedings, compliance failures, sanctions, or other negative publicity involving Mover, CCC or other former affiliates could adversely affect the perception of our Company and could have a material adverse effect on the trading price and liquidity of our ordinary shares and ADSs.
See ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.

The development of the judicial reorganization process of our indirect controlling shareholder, including a potential marketing process of our Company, may have an adverse effect on our business, financial condition or results of operations and/or the market price of our ordinary shares or ADSs.

InterCement Participações S.A., our indirect controlling shareholder, underwent a judicial reorganization process in Brazil, filed on December 3, 2024, following the inability to reach a comprehensive agreement with creditors through its previous out-of-court restructuring efforts. The judicial reorganization process was intended to legally protect and facilitate the restructuring of our indirect controlling shareholder's financial obligations.

The judicial reorganization plan presented by InterCement Participações S.A. was approved by creditors on October 6, 2025, and confirmed by the bankruptcy court on December 12, 2025. The judicial reorganization plan provided for, among other things, the capitalization of impaired financial claims on InterCement Participações S.A. As publicly disclosed, on April 6, 2026, we were informed that in accordance with the judicial reorganization plan, an extraordinary shareholders’ meeting of InterCement Participações S.A. approved, among other matters, a capital increase in the amount of R$ 2,816,275,313.89 and the consequent issuance of 1,286,045,664 new shares, which were subscribed by certain creditors of InterCement Participações S.A. who elected to receive shares as a form of payment, and the redemption of all shares owned by Mover. Accordingly, while InterCement Trading e Inversiones Argentina, S.L. remains our direct controlling shareholder and continues to hold the same stake, the indirect ownership of our indirect controlling shareholder has changed. One shareholder of InterCement Participações S.A. holds approximately 38.7%, a second one holds approximately 26.7%, and a third one holds approximately 24.0%, and they have stated that there is no shareholders’ agreement or other agreement among them regarding the corporate governance of such entity or any of its subsidiaries, whether direct or indirect, including the Company. See “ — The share ownership position of our principal shareholders may limit your ability to influence corporate matters, and changes in the indirect ownership of our controlling shareholder may create additional uncertainty regarding how control is exercised over us”, and ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.

In addition, under the terms of the judicial reorganization plan, Loma Negra may be subject to a marketing process (the "Loma Negra Sale Procedure") for the private sale of all or part of the equity interest indirectly held in us by InterCement Participações S.A., which may involve multiple transactions with multiple counterparties. Following judicial confirmation of the plan, the debtors under the judicial reorganization may initiate the Loma Negra Sale Procedure. Until September 30, 2028, the board of directors of InterCement Participações S.A. would be responsible for conducting the Loma Negra Sale Procedure in accordance with prevailing market best practices.

The judicial reorganization plan also grants Marcos Marcelo Mindlin by himself or through any of his affiliates a right of first offer in connection with the Loma Negra Sale Procedure if it is carried out. Net proceeds from the sale of Loma Negra are subject to a payment waterfall pursuant to the plan. If, prior to September 30, 2028, no Loma Negra Sale Procedure occurs, the creditors may be consulted regarding alternative mechanisms for the sale and/or conversion of their debt into shares of Loma Negra.

The implementation of the Loma Negra Sale Procedure, and the uncertainty surrounding its ultimate outcome, timing and structure, could increase uncertainty regarding our ownership structure, potentially result in a change of control and create significant volatility in the trading price of our ordinary shares and ADSs. Any sale of our shares by InterCement Participações S.A. or its successors could also result in new controlling shareholders whose strategic priorities may differ from those of the current or prior ownership, which could have a material adverse effect on our business, financial condition or results of operations.
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
We also face the possibility of competition in Argentina from the entry into our market of imported clinker, cement or other materials (such as slag) or products from foreign manufacturers, which may have significantly greater financial resources than us. The enactment of regulations on the import of cement may increase the existence of potential foreign competitors in our market.
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
Among the measures aimed at eliminating Argentina’s deficit, the Milei administration determined to stop financing public works. According to the monthly report of the Portland Cement Manufacturers Association, in the first quarter of 2025, dispatches increased by 11.0% compared to the same period of the previous year. In the second quarter of 2025, they increased by 14.1%, in the third quarter of 2025, they decreased by 0.9%, and in the fourth quarter of 2025 they increased by 0.6%. During the first quarter of 2026 cement dispatches decreased approximately by 0.4% compared to the same period of 2025. According to INDEC, the surface authorized by building permits decreased by 6.2% in December 2025 compared to the same month in 2024, and formal employment on the sector decreased by 0.3%.
If the downturn in the sector continues, the company could be adversely affected in its business, finances and daily operations.
Changes in the cost or availability of raw materials supplied by third parties may adversely affect our business, financial condition and results of operations.
We use certain raw materials in the production of cement, such as gypsum, slag, iron ore, steel slabs, clay, sand and pozzolana that we obtain from third parties. Our cost of raw materials supplied by third parties as a percentage of our total cost of sales was 12%, 19% and 18% in 2025, 2024 and 2023, respectively. Should existing suppliers cease operations or reduce or eliminate production of these by-products, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Energy accounts for a significant portion of our total cost of sales, and higher energy prices or governmental regulations that restrict energy available for our operation could materially adversely affect our operations and financial condition.
We consume substantial amounts of energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. During the year ended December 31, 2025, thermal energy cost and electricity cost represented approximately 11% and 8% of our total cost of sales, respectively, and in 2024 and 2023, thermal energy cost and electricity cost represented approximately 13% and 8% and 16% and 8% of our total cost of sales, respectively. Our results of operations may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies. For more information, see "Item 5.A. Operating and Financial Review and Prospects—Operating Results."
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
As a result of this and other measures implemented by the Argentine government, investments have been made in conventional and renewable energy, moderately increasing the installed capacity during the last years. This increase in capacity has occurred both in thermal and renewable energy (wind and solar), the latter being enhanced by the renewable energy tenders, reaching 13% of the Argentine generation matrix in 2021. The demand supplied by renewable energies increased to 13.9% in 2022, to 14.3% in 2023, to 16.3% in 2024 and to 18.8% as of November 2025. In this way, the renewable energies sector continues to advance towards the goal of reaching 20% electricity supply from renewable sources by 2025, as established by Law No. 27,191.

In 2025, new renewable projects started operating, incorporating 705 MW into Argentina’s electrical system and contributing a total of 7,436 to the energy matrix. Additionally, in 2025 a proposed bill was introduced to extend Law 27,191 until 2045, with the aim of consolidating investments, attracting private financing, and continuing to promote the energy transition in Argentina.

On December 18, 2023, the Executive Branch published the Decree of Necessity and Urgency 55/2023 (DNU 55) in the Official Gazette, declaring that the national energy sector would be in a state of emergency – with regard to the generation, transportation and distribution of electric power under federal jurisdiction and the transportation and distribution of natural gas – until December, 31, 2024. Later, through Decree No. 1023/2024 the emergency of the national energy sector was extended until July 9, 2025, and further extended until July 9, 2026 by Decree of Necessity and Urgency 370/2025.

Among other matters, DNU 55 launched a tariff review process for electric power and natural gas services that are subject to federal jurisdiction. In this regard, it should be noted that the tariff schedule resulting from the tariff review for the transportation and distribution of natural gas, will be enforced until July 9, 2025. As part of the tariff review, public hearings were held in February 2025. In addition, on April 30, 2025, the Argentine Executive Branch published new tariff schedules applicable to the transportation and distribution of electric power and natural gas services, which will apply from May 1, 2025 to April 30, 2030. This tariff adjustment will be implemented gradually and then applied in 30 monthly consecutive installments.
Regarding energy prices, it should be noted that substantial increases were applied for residential and industrial users in 2024 and 2025 due to withdrawal of energy subsidies and the adjustment of the distribution value, and further gradual increases are expected in 2026. Additionally, the ongoing construction of the second stage for the Gasoducto Néstor Kirchner (Néstor Kirchner Gas Pipeline) could alter the current status of the Argentine energy industry, particularly affecting the energy prices in ways that we are currently unable to predict.
In this context, on December 29, 2025, the Argentine Executive Branch issued Decree 921/2025, which aims to overcome shortage of electricity and enhance infrastructure to address growing demand. Decree 921 establishes that the expansion works of the Argentine interconnection system—classified as a priority by Resolution 715/2025 of the Ministry of Economy—will be carried out by the private sector through National and International Public Tenders, under the terms of Law 17,520 on Public Works Concessions. It is estimated that the tender process for these expansion works will be carried out during the first half of 2026.
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
•higher logistics costs due to lack of availability of means of transport, greater bargaining power of logistics providers and/or significant increases in the cost of labor; and
•potential impacts of the termination of the railway concession granted to Ferrosur Roca S.A. or of the eventual terms and conditions established for its continuation as a railway operator in the new operational modality that the National Government could implement. Please see “Item 3.D. The early termination of our railway concession may have a material adverse effect on our business".

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
The nature of our business exposes us to litigation relating to product liability claims, labor, health and safety matters, environmental matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, among other matters. We have been and are subject to antitrust and tax proceedings or investigations including by the Argentine Antitrust Commission, or the CNDC (see “Item 8. Financial Information—Legal Proceedings—Antitrust Proceedings”). Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation. Although we establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business, or our financial condition or results of operations in the event of an unfavorable ruling.

For instance, in 2018, two investors who claimed to have purchased our ADSs pursuant and/or traceable to our initial public offering, or IPO, commenced two separate putative class actions before U.S. courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO and, in the case of the Federal Class Action (described below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. The Federal Class Action was dismissed in 2020 and the dismissal is final, while the state putative class action was resolved through a settlement that received final court approval in 2024 and became full and final in 2025. The settlement did not include any admission of liability or wrongful conduct by us or the other defendants in the class action, and included a release of all claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Securities Complaints Commenced Against Loma Negra under U.S. Jurisdiction.”
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
The risks that climate change poses through environmental changes and acute, weather-related events continues to attract considerable public and scientific attention in the EU, the United States and other parts of the world. A number of governmental bodies have finalized, proposed, or are contemplating legislative and regulatory changes in response to the potential effects of climate change. For instance, on March 6, 2024, the SEC adopted final rules to require registrants to include extensive climate-related disclosures in registration statements and annual reports. Among other things, the SEC rules mandate disclosures on (i) Climate related risks that are reasonably likely to have a material effect on our business strategy, results of operations or financial condition; (ii) the actual and potential material impacts of identified climate-related risks on our business; (iii) any activities we have undertaken to mitigate or adapt to material climate-related risks; (iv) the extent of oversight and governance by our board of directors over climate-related risks and the role of management in assessing and managing these risks; (v) our processes for identifying, assessing, and managing material climate-related risks; and (vi) a qualitative description of how our financial statement estimates and assumptions have been materially influenced by climate-related risks and uncertainties, severe weather events, or disclosed climate-related targets or transition plans. On April 4, 2024 the SEC voluntarily stayed its climate-related disclosure rules pending completion of the Eighth Circuit Court of Appeal’s review of the rules, the SEC will “continue vigorously defending” the rules in court. However, on March 27, 2025, the SEC voted to end its legal defense of the climate disclosure rules, ending its previous legal posture. Although this action does not formally repeal the rules, it subjects them to the Eighth Circuit Court of Appeal's final decision. On September 12, 2025, the Eighth Circuit ordered the litigation to remain in abeyance until the SEC either reconsiders the rules through notice-and-comment rulemaking or renews its defense. While the SEC’s withdrawal does not formally repeal the rules, they remain subject to the Court's final decision should the SEC choose to act. The adoption of these or similar rules in the future may necessitate significant changes in our reporting and operational practices, possibly leading to increased compliance costs and impacting our financial statements.
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

Pursuant to Decree No. 158/2021, published on March 12, 2021, the Federal Government imposed an update mechanism pursuant to which Ferrosur Roca would have to substantially increase the amount of the performance guarantee it had originally posted according to the concession contract (and updated in 2018 voluntarily). Ferrosur Roca has filed an administrative appeal against such Decree before the Argentine Executive Branch not only because the update is considered unreasonable but also because the Federal Government does not have the right to unilaterally modify the concession contract. On November 24, 2023, through Decree No. 601/2023 the appeal filed by Ferrosur Roca was rejected by the previous administration. On January 2, 2024 Ferrosur Roca filed a new appeal against such decree. On November 19, 2025, by means of Decree No. 822/2025 Ferrosur Roca’s appeal was rejected and the company was informed that all administrative challenges had been exhausted and that it may appeal the decision before the competent court, until September 10, 2026. Ferrosur Roca is currently working on an appeal.
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
In addition, Law No. 27,132 (passed in April 2015), inter alia, established that the Argentine Executive Branch must adopt all necessary measures to recover the administration of railway infrastructure, provide for open access to the freight railroad transportation system and empowers the Ministry of Transport to terminate and renegotiate railway concession contracts. It also provided for the creation of a National Registry of Railroad Operators, which was established by Decree No. 1924/2015, within the purview of the National Commission of Transport Regulation (CNRT). The full implementation of the open access scheme entails the re-assumption by the Government of the administration of the railways infrastructure and, once in effect, would represent a significant change to the Argentine railway system. This regulatory change may benefit those sectors which are interested in operating railways in Argentina, as well as those that wish to transport commodities and other products through them.
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

Resolution No. 1112/2018 appointed new Commission members by late 2018, but changes in membership delayed progress. Ferrosur Roca made its extension request conditional on renegotiation of concession terms, to address business impacts.
On November 3, 2020, Ministry of Transport Resolution No. 248/2020 removed the Lobos-Bolívar branch from Ferrosur Roca's concession scope. Ferrosur Roca ratified its representatives and requested negotiation resumption, highlighting its commitment to progression despite setbacks.
Resolution No. 219/2021, issued on March 29, 2021, established CNRT rules for the National Registry of Railroad Operators, granting operational capacity to Ferrosur Roca and other concessionaires. Upon open access implementation, registered operators will provide services irrespective of facility ownership. Registrants must fulfill specific service requirements, adhere to CNRT regulations and laws, and pay fees. Obligations include notifying CNRT of corporate changes and submitting annual financial statements. Performance compliance is monitored through annual CNRT reports.
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

On December 28, 2022, the Argentine Ministry of Transport issued Resolution No. 960/2022, extending the term of the concession by 18 months as of March 10, 2023, until September, 2024. Such term was again extended by the Ministry of Economy on October, 2024 by means of Resolution No. 991/2024 until September 10, 2025. Subsequently, through Resolution 52/2025, the Secretariat of Transportation extended the concession term until September 10, 2026, or until a new railway concession for the General Roca line is awarded, whichever occurs first.
However, such extension may be revoked at any time, with or without cause, and Ferrosur Roca will not be entitled to receive or claim any compensation if the decision to revoke the concession is taken before September 2026.
On February 11, 2025, the Ministry of Economy, through Resolution No. 99/2025, ordered the removal of part of Branch 38, from Kilo Cinco to Sola “A” Station, from the concession granted to Ferrosur Roca . As a result, the railway infrastructure for this section was transferred to Administración de Infraestructuras Ferroviarias (ADIF), a national public sector company operating within the Secretariat of Transportation of the Ministry of Economy. This removal could adversely affect our concrete operations at the Sola plant.
In addition, on February 10, 2025, the Argentine Executive Branch issued Decree 67/2025 authorizing the total privatization of Belgrano Cargas y Logística S.A., (the government owned and operated freight railway line) through the vertical disintegration and separation of the activities and assets of each of its business units through the celebration of public works concession contracts for the railway tracks and workshops, together with their adjacent properties, and the sale of the rolling stock through a public auction. Later, on July 24, 2025, the Ministry of Economy issued Resolution 1049/2025 which started the privatization process of Belgrano Cargas y Logística S.A and ordered the Secretariat of Transportation to adopt the necessary measures to move forward with the process. Although these measures do not directly affect our concession, they demonstrates the Argentine government’s willingness to implement significant changes to railway infrastructure policies and concession frameworks.
As of the date of this annual report, we cannot guarantee that the Argentine authorities will not terminate our railway concessions prior to the stated terms or that they will extend the term of the railway concession upon the current expiration fixed on September 2026. Furthermore, we cannot guarantee that the Argentine authorities will actually implement the open access scheme nor the mechanism and terms in which the rolling stock will be leased. Any such action by the Argentine authorities could have a material adverse effect on our business, financial condition and results of operations.
For additional information related to Ferrosur Roca’s railway concession, See “Item 4.B. Information on the Company—Business Overview—Ferrosur Roca”.
Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.
Our limestone reserves described in this annual report constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production. Our proven and probable reserve estimates are based on estimated recoverable tons. A “qualified person” (as defined in Regulation S-K 1300) employed by us reviewed our limestone reserves for 2025, confirming no material changes necessitating updates in our annual filing, as defined by Regulation S-K 1300. We did not employ independent third-parties to review reserves over the five-year period ended December 31, 2025. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff.
Moreover, there are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. The calculations of mineral reserves are estimates and depend upon geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analyses. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. These estimates are also subject to uncertainty due to factors that include the inherent variability of the deposit and recoverability of usable material in the mining process. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. These estimates and assumptions could change significantly in the future and could adversely affect our financial position, results of operations or cash flows. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we have to purchase limestone from third-party suppliers, and it could also adversely affect the value of your investment in our securities or subject us to liability under U.S. federal securities laws in the form of SEC enforcement actions or private lawsuits.
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
We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. Our insurance may not be sufficient to cover losses from these events, which could adversely affect our business, financial condition and results of operations. We also face risks related to cybersecurity threats; however, as of December 31, 2025, our insurance does not cover losses associated with cybersecurity risks. If our losses exceed our insurance coverage, or if we are not covered by our insurance policies, we may be liable for any shortfalls or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.
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
Changes in labor laws or in case law interpretations of labor laws in Argentina that tend to favor employees could negatively affect our results of operations.

In December 2023, the Argentine Executive Branch issued the Urgent and Necessary Decree No. 70/2023 (“DNU”, for its acronym in Spanish) by which significant changes to labor regulations were made (eliminating fines for lack of registration of employment, flexible regulations for employees, contractors, and outsourcing models, among others). However, the two union confederations in Argentina (the General Confederation of Labor -“CGT”- and Argentine Workers’ Central Union -“CTA”-, entities to which all trade unions are associated) presented a challenge against the DNU before the National Labor Courts. The resolution by the National Supreme Court is pending. Thus, labor chapter of the DNU is still suspended.

However, the Bases Law incorporated some of the changes introduced by the DNU, such as the elimination of the very expensive labor fines for lack or deficient registration of employment, in addition to certain new modifications. The changes instituted by the Bases Law aim to make it easier for private sector employers to hire and manage their workforce. Among others, these changes aim to reduce the contingencies and economic exposure related to labor claims in general and to those made by third-party employees in particular. Risks may not be ruled out because the Bases Law is very recent and the courts’ reactions and approaches is still unknown. So far, labor courts have not challenged the constitutionality of the Bases Law, but they have maintained their position of issuing rulings that are more favorable to the employees. Accordingly, many labor courts have replaced the labor fines eliminated by the Bases Law with awards of damages.

The position of the Milei administration is generally favorable to the private sector, seeking to promote economic growth and industrial investment. In line with this approach, the National Congress passed Law No. 27,802, entered in force during the first weeks of March 2026, which further reforms labor legislation by modifying basic principles of labor law. This amendment is expected to encourage the creation of private employment, reduce labor litigation and give employers more foreseeability regarding labor costs and relationships. The enforcement of the reform may be uncertain and its enforceability may be challenged in court.

In the past, the Argentine government has introduced laws, regulations and decrees requiring private companies to maintain certain minimum wage standards and provide specific benefits to employees. We cannot guarantee that the Argentine government will not take measures that will increase wages or require us to provide additional benefits that result in an increase in our costs and expenses, although this is not expected to happen given the current policies of the Milei administration.

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
Our manufacturing operations rely on Operational Technology (OT) and industrial control systems (ICS) that are strictly segmented from our corporate network and remain disconnected from the public internet. While this air-gapped architecture significantly reduces our exposure to external cyber-attacks, our production remains vulnerable to internal threats, unauthorized physical access, or compromised maintenance devices. Any corruption or failure in these isolated systems could result in unplanned production downtime or safety incidents, materially impacting our operational results and financial condition.
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

Over the past year, we have reinforced our Awareness Plan, focusing on training our employees on cybersecurity risks and threats as well as instructing them on how to respond to a cybersecurity incident, whether it involves or affects IT resources or the devices used to access Loma Negra's IT systems. During 2025, our focus was on streamlining the reporting process for any detected anomalies.
To date, we have not detected, and our external service providers have not informed us of, any relevant event that has materially damaged, interrupted or caused an intrusion in our systems. Any significant data leakage or theft of information could affect our compliance with data privacy laws and harm our relationship with our employees, customers and suppliers, and also adversely impact our business, financial condition and results of operation. As of December 31, 2025, our insurance does not cover any risk associated with any cybersecurity risks. In addition, any significant disruption to our systems could adversely affect our business, financial condition and results of operations.
Risks Relating to Our Ordinary Shares and the ADSs
The market price of our ADSs may fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. The market price of our ADSs increased by 8% and 68% in 2025 and 2024, respectively. The variation in value may be affected by the following factors:
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
•widespread illnesses or epidemics;
•developments and perceptions of risks in Argentina and in other countries; and
•a change in control, including as a result of changes in the shareholders composition of our indirect controlling shareholder.
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
Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. Accordingly, although you are entitled to withdraw the shares underlying the ADSs from the ADR facility, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Argentine Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina. See “Item 10.D. Additional Information—Exchange Controls”.
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
On September 1, 2019, the Argentine government issued Executive Decree No. 609/19 (as amended) which, inter alia, reinstated certain foreign currency exchange restrictions. The Decree was further regulated, amended and complemented by several regulations issued by the BCRA (included, but not limited to, Communication “A” 6844, as further amended, supplemented and restated). Since then, the Argentine government has implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the BCRA or fulfillment of certain requirements.
However, starting on January 17, 2020 and until fiscal years beginning on or after January 1, 2025, Argentine companies were subject to quantitative limitations and specific conditions in order to access the foreign exchange market for payment of dividends to non-resident shareholders, including limits linked to new foreign direct investment contributions. For example, Argentine companies were only allowed to transfer funds abroad in order to pay annual dividends only to foreign shareholders and the depositary for the benefit of the American Depositary Shares, or ADS holders, in an amount that (including the amount of the payment being made at the time of the access) did not exceed 30% of the value of new capital contributions of foreign direct investments made to local companies and the funds must be transferred to Argentina and sold for pesos through the foreign exchange market as from such date. In case of non-resident shareholders, the total amount to be paid through the FX Market could not exceed the corresponding amount denominated in pesos that was determined by the shareholders’ meeting.
According to BCRA Communication “A” 8226, dated April 11, 2025, Argentine companies shall have access to the foreign exchange market to purchase and transfer foreign currency abroad for the payment of profits and dividends to non-resident shareholders pursuant to certain provisions set forth in foreign exchange regulations. These distributions must correspond to distributable profits derived from realized earnings arising from regular and audited annual financial statements for fiscal years beginning on or after January 1, 2025. Access to the foreign exchange market for the payment of dividends corresponding to prior fiscal years (such as those corresponding to the 2024 fiscal year or earlier) or not meeting the applicable regulatory conditions may still require prior approval of the BCRA.
In addition to the formal exchange controls and regulations, the Argentine Central Bank has exercised in the past a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.See “Item 10.D. Additional Information—Exchange Controls”.
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

We are entitled to amend and supplement the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. Any amendment that imposes or increases any fees, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including through SWIFT, telex or facsimile transmission), applicable delivery expenses or other such fees, charges or expenses), or that shall otherwise prejudice any substantial existing right of ADS' holders, shall become effective 30 days after notice of such amendment shall have been given to the ADS' holders. Any amendments required by new laws, rules or regulations adopted by governmental body or regulatory body, may become effective before a notice of such amendment or supplement is given to the holders of the ADS.
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
See ‘Item 7.A. Major Shareholders — Significant Changes in Percentage Ownership’.
The share ownership position of our principal shareholders may limit your ability to influence corporate matters, and changes in the indirect ownership of our controlling shareholder may create additional uncertainty regarding how control is exercised over us.
Our controlling shareholder, InterCement Trading e Inversiones Argentina, S.L., beneficially owns 52.14% of our outstanding ordinary shares and therefore has the ability to control the outcome of substantially all matters submitted to a vote of our shareholders, including the election of directors and the approval of significant corporate transactions. As a result, holders of our ordinary shares and ADSs have limited ability to influence our business and affairs, and the interests of our controlling shareholder may conflict with the interests of our minority shareholders. In particular, our controlling shareholder may be able to (and may choose to) cause us to take actions that it believes are in its interests (including with respect to our dividend policy, financing decisions, capital allocation and the pursuit, timing or terms of potential strategic transactions), which may not be aligned with the interests of holders of our ordinary shares and ADSs.
While InterCement Trading e Inversiones Argentina, S.L. remains our direct controlling shareholder and continues to hold the same stake, the indirect ownership of our indirect controlling shareholder has changed. As publicly disclosed, one indirect shareholder holds approximately 38.7%, a second one holds approximately 26.7%, and a third one holds approximately 24.0% of the relevant upstream ownership interests, and they have stated that there is no shareholders’ agreement or other agreement among them. As a result, no single indirect shareholder controls our indirect controlling shareholder. Even in the absence of an agreement, these indirect shareholders may each seek to influence the strategy, governance, and decision-making of our controlling shareholder and the manner in which it exercises its voting power in our Company, and their interests may differ from each other and from the interests of our Company and our minority shareholders.
This ownership structure may also increase the risk of additional changes in the indirect ownership of our controlling shareholder, including through transfers by one or more of its indirect shareholders, which could result in changes in influence over our Company and create additional uncertainty for investors. The market’s perception of the risks associated with our concentrated ownership structure and changes in the indirect ownership of our controlling shareholder may adversely affect the trading price and liquidity of our ordinary shares and ADSs.
The pledge of a portion of our shares by InterCement Trading e Inversiones Argentina S.L., our controlling shareholder, may lead to market fluctuations and potential change of control.
On June 4, 2020, Intercement Trading e Inversiones S.A. and InterCement Trading e Inversiones Argentina S.L. (as pledgors) pledged all of the shares in Loma Negra then held by InterCement Trading e Inversiones S.A. (304,233,740 ordinary shares currently representing 52.14% of our total capital stock) in favor of Trustee Distribuidora de Títulos e Valores Mobiliários Ltda., as collateral for certain debenture obligations of Intercement Brasil S.A. and InterCement Participações S.A. Following a subsequent transfer of shares, InterCement Trading e Inversiones Argentina S.L. became the sole pledgor under the pledge. In addition, as a result of the judicial reorganization, the pledge currently secures only debenture obligations of InterCement Brasil S.A. and its guarantors (including our indirect controlling shareholder). See “Risks Relating to Our Former Indirect Controlling Shareholder—The development of the judicial reorganization process of our indirect controlling shareholder, including a potential marketing process of our Company, may have an adverse effect on our business, financial condition or results of operations and/or the market price of our ordinary shares or ADSs.”
On March 31, 2026, we were informed by InterCement Participações S.A., our indirect controlling shareholder, that the parties to the pledge agreement had executed an amendment thereto in order to reflect a new priority ranking structure resulting from its judicial reorganization plan, the court approval of which we previously disclosed on our report on Form 6-K dated December 10, 2025.
We cannot assure you that InterCement Brasil S.A. and its guarantors (including our indirect controlling shareholder) will be able to satisfy the restructured debentures obligations or that the pledged shares will not be foreclosed upon. In the event of a foreclosure on the pledged shares, a change of control of the Company would occur, which could, among other things, cause significant volatility in the trading price of our ordinary shares and ADSs, reduce investor confidence, and adversely affect our ability to access the capital markets on favorable terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and the trading price of our securities.
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
We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. As a “controlled company”, we are eligible to, and, in the event we no longer qualify as a “foreign private issuer”, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation and a nominating/corporate governance committee consisting entirely of independent directors. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements and our status as a “foreign private issuer” and a “controlled company” may adversely affect the trading price for our ADSs. For more information, see “Item 16.G. Corporate Governance”.

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
We were incorporated on May 10, 1926 and registered in the regulatory agency on August 5, 1926. Our date of expiration is July 3, 2116 and, pursuant to section 4 of our bylaws, our corporate purpose includes engaging in commercial, industrial, real estate and financial activities. We are also authorized to carry out business in the mining and construction industries, and to operate transportation and public services.
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
On December 2021, we inaugurated the second line of our L’Amalí plant, located in the city of Olavarría, in the province of Buenos Aires. This second line allowed us to increase significantly our production capacity, making our plant one of the largest in South America. The incorporation of the new line was a technological update to our plant and increased our productivity. The new line also adopted sustainability policies that comply with international environmental guidelines in terms of environmental care. The new line has high efficiency features, low thermal and electrical consumption and water reuse systems. It incorporates a new clinker kiln that is prepared for the use of alternative fuels made from co-processed waste that replace fossil fuels.
In the context of the L’Amalí expansion, and considering market demands, we decided to repurpose the Barker and San Juan plants. We transformed these plants’ full cement lines into grinding and distribution centers. In 2021, considering the facts above-mentioned, we determined to close the Sierras Bayas Plant.
Our most recent material investment is to adjust our cement bags to the 25-kilogram format pursuant to Resolution 54/2018 of the Secretary of Commerce. In line with this initiative, we carried out an investment of approximately US$ 70 million in industrial infrastructure, aimed at adapting and upgrading our production processes. The project included the modernization of seven industrial plants. This milestone represents a significant shift in the Argentine construction industry, which has traditionally relied on 50-kilogram bags, and marks a transition toward safer operating conditions for construction workers.
B.Business Overview
We produce and distribute cement, masonry cement, aggregates, concrete and lime, which are products primarily used in private and public construction. We work with wholesale distributors, concrete producers and industrial customers, among others. We are a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. As of December 31, 2025, we held a market share of 43.6% in terms of sales volume in Argentina according to our management estimates.
Over our 99-year history we have built Argentina’s sole nationwide vertically integrated cement and concrete business, supported by top-of-mind brands and captive distribution channels. As of December 31, 2025, our annual installed clinker and cement production capacities amounted to 7.3 million tons and 12.0 million tons, respectively. We hold significant, strategically located limestone reserves and we estimate that our existing quarries have sufficient reserves to support our operations for approximately 149 years, based on the cement production levels of the last five years.
For the year ended December 31, 2025 and 2024, we had revenues of Ps. 848,087 million and Ps. 919,761 million, respectively, and net profit of Ps. 22,821 million and Ps. 202,094 million, respectively. For the year ended December 31, 2025 and 2024, we also had net profit margin (net profit divided by revenues and expressed as a percentage) of 2.7% and 22.0%, respectively. Our net debt (borrowings offset against cash and banks, cash-equivalent and other short term investments) as of December 31, 2025 was Ps. 266,492 million and Ps. 213,567 million for December 31, 2024.
Our Products
We offer our customers a broad range of high-quality cement products and a diversified product portfolio aimed at meeting all of their cement needs. Since our inception, we have developed and expanded our product range, tailoring different mixtures and product lines for a wide variety of uses and client needs. We currently produce cement (compound cement, cement with calcareous filler, pozzolana cement, as well as other specialty type cements), masonry cement, lime and concrete. In 2024 and 2025, cement accounted for 88% and 89% of our shipments, respectively.
In Argentina, we sell our products under the Loma Negra trademark, which we believe is the most well-known cement brand in Argentina, and which we believe is synonymous with “cement” in the country. We believe that our brand recognition is important, given that bagged cement represents a significant part of the cement sold in Argentina. We sell our products in bulk and in bags, with bagged cement representing approximately 60% of our sales in 2024 and 57% in 2025.
Cement
Through our brand name Loma Negra we produce 7 different types of cement in bags and 16 types of cement in bulk. Our cement products meet all requirements and quality standards as outlined in the following Standard Specifications of the Instituto Argentino de Normalización y Certificación, or the IRAM Institute: IRAM-50000:2024, IRAM-50001:2019 and IRAM-50002:2009. These specifications were constructed based upon the European Cement Standards. The IRAM Institute is a member of the International Standard Organization, or the ISO.

Masonry Cement
As part of our continued diversification of our product line, we entered the masonry cement market in 1973. Our masonry cement brand Plasticor is well-known in Argentina. In the masonry cement market we believe we are market leaders, followed by Hidralit of Cementos Avellaneda S.A., in a market that represents approximately 600 thousand tons per year.
Lime
We produce two different types of lime: (1) hydraulics, under the brand Cacique Max; and (2) industrial, under our brand Loma Negra Plus. These products are generally used for generic masonry, underpinning, interior and exterior plaster, interior and exterior subfloors and soil stabilization. The mixing process includes cement, sand and lime.
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
Concrete and Aggregates

We participate in the concrete market under our Lomax brand offering different types of concrete. We also sell granitic aggregates through our plant La Preferida in Olavarría, which comprised approximately 51.4% of the aggregates consumed by Lomax in their concrete production operations in 2025.

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
The concrete production process is a question of minutes with a logistic cycle of less than 2.5 hours per trip. Cement mixed with water, fine aggregates, coarse aggregates and chemical admixtures enters the hydrate phase. After a short period, a chemical reaction hardens the concrete into a permanent form of artificial stone. Compressive strength, durability, setting times, ease of placing, and workability under various weather and construction conditions characterize this building material.
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
Capacity and Volumes
In 2024, our production volume reached 4.8 million tons of cement, masonry and lime, and in 2025, it reached 4.9 million tons. We had a cement installed capacity of 12.0 million tons, a concrete installed capacity of 1.3 million m3, an aggregated installed capacity of 1.8 million tons annually and a lime installed capacity of 0.5 million tons annually. Annual installed capacity is based on a 365-day production per annum based on international key performance indicators, or KPIs.

The following table sets forth certain data related to our operations for the periods indicated.

	As of and for the Year Ended December 31,
	2025	2024	2023
Operating data (million tons annually)(1)
Installed cement capacity
Total installed cement capacity	12.0	12.1	12.1
Installed clinker capacity
Total installed clinker capacity	7.3	7.3	7.1
Installed concrete capacity in Argentina (in m3)(2)	1.3	1.3	1.3
Installed aggregates capacity in Argentina	1.8	2.2	2.2
Installed lime capacity in Argentina	0.5	0.5	0.5
Production volume (millions of tons):
Cement, masonry and lime total	4.9	4.8	6.4
Clinker Total	3.2	3.1	4.3

(1)Annual installed capacity is based on a 365-day production per annum based on international KPIs.

(2)Installed concrete capacity refers to concrete capacity based on plants dispatch capacity.
The table below sets forth the name, location and annual clinker and cement production at each of our seven cement plants during the year ended December 31, 2025:

Name	Location	Annual Production of Clinker	Annual Production of Cement, Masonry Cement and Lime
		(in millions of tons)
Barker	Benito Juárez	—	—
Catamarca	El Alto	0.7	1.0
L’Amalí / LomaSer	Olavarría/Vicente Casares	2.3	2.8
Olavarría	Olavarría	—	0.5
San Juan	San Juan	—	0.1
Zapala	Zapala	0.2	0.3
Ramallo	Ramallo	—	0.2
Total		3.2	4.9

The following table sets total production of each of our plants of cement, masonry cement and lime, our principal products, for each of the periods indicated:

Name	Production for the Year Ended December 31,
	2025	2024	2023
	(in millions of tons)
Argentina:
Barker	—	0.1	0.1
Catamarca	1.0	0.9	1.2
L’Amalí/ LomaSer	2.8	2.6	3.6
Olavarría	0.5	0.6	0.8
San Juan	0.1	0.1	0.2
Zapala	0.3	0.3	0.3
Ramallo	0.2	0.2	0.2
Total	4.9	4.8	6.4
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
Raw Materials
The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, and paper bag, since we package a substantial portion of our cement in bags. These items, among others raw materials, collectively represented 12% in 2025, 19% in 2024 and 18% in 2023, of our total cost of sales. To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2025, almost all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

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
Our proven and probable reserve estimates are based on estimated recoverable tons and are prepared by our engineers and geologists (at least one of whom is a “qualified person” as defined in Regulation S-K Item 1300) and then analyzed and verified by other business units within the company. For the fiscal year ended December 31, 2021, we filed as Exhibit 96.1 to the annual report on Form 20-F, a copy of the technical report summary (TRS) prepared by a "qualified person" employed at the company (the "Qualified Person") that was required by Regulation S-K Item 1302. Such TRS identifies and summarizes in all material respects the information reviewed and conclusions of such qualified person specifically to the La Pampita y Entorno individual property disclosures in this section as of the dates stated in such technical report summary. For the fiscal year ended December 31, 2025, the Qualified Person after careful review determined that there have been no material changes to our reserves at the La Pampita y Entorno quarry that would necessitate an update to the TRS filed for the fiscal year ended December 31, 2021. Therefore, we have not engaged in the preparation of a new TRS for the current reporting period. The company's engineering and geological teams, along with our corporate oversight functions, ensure ongoing accuracy and relevance of our mineral reserve data. We will continue to monitor and will disclose any material changes to our reserves in accordance with SEC requirements and our commitment to transparency and shareholder communication.
In line with Regulation S-K 1300, we make no determination in this section regarding the existence of mineral resources for any of our other mining properties, as it is not material to our business.

Summary Mining Operations Disclosure

Overview of Mining Properties and Operations
Our cement operations are supplied by limestone reserves that are located within close proximity to our production facilities. We own and operate four open-pit quarries from which limestone can be extracted efficiently due to the proximity of the limestone deposits to the surface and the quality of the limestone in the mines that meets the process requirements. We have total limestone reserves of approximately 1,072 million tons, which should be sufficient to supply us with approximately 149 years of cement production at our last five years rate of consumption.
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

List of our Mining Operations by Region

Name of mining operation	Location of the mining operation	Type and amount of ownership interests	Operator	Surface	Stage of the mining operation	Permits	Key condition of permit	Type of mine / material	Beneficiation plant and other installations	Aggregate Production 2023	Aggregate Production 2024	Aggregate Production 2025
				(Has)						(in thousands of tons)
Doña Amalia	Catamarca	100	Loma Negra	298	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	1,621.00	1,175.10	1,251.60
Piedras Blancas (2)	San Juan	100	Loma Negra	117	Closed	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	0.1	0.0	0.0
El Salitral	Zapala	100	Loma Negra	2,995	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	467.2	383.7	397.4
Barker	Barker	100	Loma Negra	269	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	314.4	288.8	306.7
La Pampita y Entorno	Olavarría	100	Loma Negra	1,850	Production	Yes	EIA (1) and others	Open Pit / Limestone	Mining facilities	5,632.00	3,942.80	4,178.20
La Preferida	Buenos Aires	100	Loma Negra	94	Production	Yes	EIA (1) and others	Open Pit / Granite	Mining facilities	1,459.80	1,133.90	1,180.00
(1)    Environmental Impact Study (EIA). Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.
(2)    As to the date of this annual report, Piedras Blancas Quarry is closed and no further exploitation is expected.

The aggregate production of all limestone mining operations for each of the years ended December 31, 2025, 2024 and 2023 was 6,133.9 thousand tons, 5,790.4 thousand tons and 8,034.7 thousand tons, respectively, and the production of our granite operation for each of the years ended December 31, 2025, 2024 and 2023 was 1,180.0 thousand tons, 1,133.9 thousand tons and 1,459.8 thousand tons, respectively.
The following map of Argentina shows the location of our total material and non-material mining operations. Our mining operations are located in Catamarca, San Juan, Zapala, and the central Buenos Aires region. For more information on all of our facilities, see “—Property, Plant and Equipment.”

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

Summary of our Mineral Reserves as of December 31, 2025

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/ Qualities	Amount	Grades/ Qualities	Amount	Grades/ Qualities
	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)	(Million Tons)	(% CaO)

Limestone:
Doña Amalía	47.9	44.0	56.2	44.6	104.1	44.2
Piedras Blancas(2)	—	—	—	—	—	—
Salitral (El Salitral - Cerro Bayo -Norte)	39.7	44.1	48.4	43.7	88.0	43.8
Barker	43.3	46.4	27.0	46.1	70.2	46.2
La Pampita y Entorno(1) (Don Gabino – Los Abriles – SASII)	571.6	47.4	35.3	47.1	606.9	47.4
Cerro Soltero I	—	—	53.5	—	53.5	—
Cerro Soltero II	—	—	111.6	—	111.6	—
El Cerro	—	—	37.6	—	37.6	—
Granitic aggregates:
La Preferida	56.7	—	54.2	—	110.9	—

* The Company used an average price of US$ 93 per tonne for the economic analysis. The average price of US$ 93 per tonne is based on the Company's technical report prepared for the fiscal year ended December 31, 2021.
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
The mining operations are carried out on land owned by Loma Negra since 1980. Exploration activity began that same year and has since been conducted discontinuously to date. Exploitation of the La Pampita mining property began in 1999. The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are currently inactive and do not register any mining activities (i.e., they are entirely exploratory projects). In 2025, we did not conduct any exploration activity at the La Pampita y Entorno quarry.
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
Loma Negra’s personnel conducts its operations at La Pampita quarry with its own staff and contractors, including 18 employees and 114 outsourced staff of the contractor company.
The majority of the La Pampita y Entorno quarry’s personnel comes from the town of Olavarría, adjacent to the quarry. There are also personnel from other regions of Argentina.
Personnel are transported from the town of Olavarría to the quarry in buses and pickup trucks.
Mining Concession Ownership and Area
The mining producer registration (RPM) was granted by Resolution EX-2025 - 11821113 – GDEBA - DPGMMPCEITGP of the Undersecretary of Mining of Buenos Aires Province.
The procedure to obtain a mining concession is established in Argentina’s Mining Code (as described below).
We have the surface rights of the operation area in the La Pampita y Entorno quarry.
Royalties
The main statute that governs mining in Argentina is the Mining Code, which was enacted nationwide by Law No. 1,919 of 1886, as amended.

We pay the mining canon for each concession on a bi-annual basis. Payment is equivalent to US$0.8 per hectare.
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
For example, municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated on a monthly basis. This amount represented 1.68% of sales in 2025 of cement, masonry cement and lime.
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
La Pampita y Entorno Quarry
The La Pampita y Entorno quarry has been operating for 25 years. The material extracted from the quarry is exclusively used to supply our plants. The amount of limestone to be mined is planned annually as part of our overall mining plan.
We believe that the equipment in operation at the La Pampita y Entorno quarry is in optimal condition to maintain continuity of operations. Maintenance and optimization of the equipment is carried out periodically and is supervised by the operator of the quarry. The equipment is in good condition and operational.
Facilities
The La Pampita y Entorno quarry has facilities such as offices, an electrical substation, a maintenance shop, a lubricant warehouse, a gas station, an oil tank, a guardhouse, a limestone field, a dining room, a laboratory, a truck scale, an ore belt, a loading tunnel, a meteorological station, a safety trench and a septic tank.
The book value of L’Amalí and Olavarría cement plants and the La Pampita y Entorno quarry, taking into account all of the above factors, amounts to Ps. 1,001,186 million as of December 31, 2025.
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

Geological Model of La Pampita y Entorno Quarry
Reserves

The table below sets forth the categories and quality of the mineral reserves of the La Pampita y Entorno operations.

Summary of Mineral Reserves as of December 31, 2025

	Amount	Grades/ qualities	Grades/ qualities	Grades/ qualities	Grades/ qualities	Cut-off grades
	(Million Tons)	(% SiO)	(% Fe2O3)	(% Al2O3)	(% CaO)	STC
Proven mineral reserves	571.6	11.3	1.6	0.9	47.4	139.1
Probable mineral reserves	35.3	11.7	1.7	0.9	47.1	133.5
Total mineral reserves	606.9	11.3	1.6	0.9	47.4	138.8
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
A life of mine of 120 years has been calculated for the quarry, based on the exploitation of the last five years. Considering the maximum capacity of the plants supplied by the quarry, the life of mine would be 75 years.
The following table includes a reconciliation of reserves at the end of the last two fiscal years.

Reserves for the Last Two Fiscal Years Expressed in Millions of Tons*

	Reserves as of December 31, 2024	Reserves as of December 31, 2025	Discrepancy
	(Million Tons)
Proven reserves	575.8	571.6	4.2 (1)
Probable reserves	35.3	35.3	0

* The per-ton price assumed for the Mineral Reserves estimation in the economic model is 93 US dollars per ton. All reserves are estimated at cement plant. The average price is 93 US dollars per ton of cement, average of a 63-year projection, at nominal values.
(1) The discrepancy of 4.2 million tons (1%) in the proven reserves corresponds to the lime consumption for the 2025 period.

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
Energy Sources

We maximize the efficiency and flexibility of our operations by utilizing multiple energy sources in our production processes, which can be used interchangeably depending on price levels and supply adequacy, such as thermal energy and electrical power. Additionally, since the incorporation of the second line at the L'Amalí plant in 2021, which increased our capacity, we have been able to prioritize the operation of our kilns during periods when natural gas is widely available for industrial consumption at lower prices, minimizing the impact of higher winter costs. Regarding electricity consumption, 65.4% of our cement is produced in vertical mills, which feature superior technology compared to cement ball mills and enable us to achieve very low electrical consumption values.
Energy is the largest single cost component in the production of cement and accounted for 19% of our total cost of sales in 2025 and 21% and 24% in 2024 and 2023, respectively.

Thermal Energy
Thermal energy is our most utilized source of energy for our operations having accounted for 11% in 2025, 13% in 2024 and 16% in 2023, of our total cost of sales. Thermal energy is comprised of natural gas, mineral coal and petcoke, co-processing, and fuel oil (See “Co-processing”). Natural gas and petcoke are the most significant of these energy sources. Thermal energy cost is strongly impacted by the volatility of the price of natural gas and the international price of oil. Since 2006, we have diversified our fuel matrix in our main plants, so that we can optimize it at all times according to the cost of each energy source. This great versatility allows us to capture a very competitive price on the market.
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
To ensure the supply of gas, we entered into supply contracts, for different volumes and basins, with producers (including YPF and Pluspetrol), and marketers and distributors,such as Ecogas – Distribuidora de Gas del Centro S.A., Gas Meridional, Trafigura, Gas Patagonia and Camuzzi. All these contracts have expirations between April 2026 and 2028.
In 2025, the Argentine Gas market is emerging as one of the fastest growing segments in the economy as a result of LNG export projects. Although it is premature, we expect this greater supply of gas will drive gas prices downward.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. Nevertheless, the incidence of solid fuels in our costs has been decreasing, since we reached a thermal matrix where natural gas prevails as the main source of thermal energy.
Electrical Power
Electrical power is one of the main drivers of our cost structure and represented 8% in 2025, 8% in 2024 and 8% in 2023, of our total cost of sales.
Electrical power cost is highly influenced by the policy implemented for fuels used in electrical energy generation and by the growing share of thermal power generation in the electric matrix in Argentina.

Currently, Argentina's energy system remains constrained by technical operating limits, particularly in transportation and distribution, due to a lack of investment. This is mainly a consequence of past government price policies focused on residential demand subsidies, which are still in place. In 2024, price signals were introduced that will contribute to strengthening the electrical system in the medium term. In addition, in 2025, as part of the electricity reform promoted by the Federal Government, the Secretariat of Energy issued Resolution 400/2025, which approves the rules for the normalization of the Wholesale Electricity Market (MEM, as per its acronym in Spanish). The MEM’s normalization process began on November 1, 2025 and provides for a gradual transition in which prices will float freely based on supply and demand, and the National Administrator of the Electric System (Compañía Administradora del Mercado Mayorista Eléctrico), or CAMMESA, will stop intervening in operations while maintaining its role as regulator. Although this reform is intended to introduce price signals and encourage private investment in the electric power sector, it may result in increased volatility in electricity prices.
In Argentina, the energy demanded that equals the level of consumption in 2005 is marketed by CAMMESA, approximately 60% of our demand. Since 2005, it was possible to contract the rest of the consumption (approximately 40%) through private contracts. Since 2018, through Law No. 27,191, we were permitted to contract renewable energy for up to 100% of our demand.
We have entered into annual contracts with Pampa Energía S.A. for the supply of approximately 35% of our current electrical power requirements. Additionally, in 2025 we covered 57% of our current electrical power requirements with renewable energy sources, overachieving the percentage stipulated by the Law No. 27,191.

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
We have also entered into contracts to enhance our use of green energy in a cost-efficient manner. In 2016, we signed a 20-year contract with Genneia S.A., in 2018, a 20-year contract with Aluar Aluminio Argentino S.A.I.C. and in 2025, a 5-year contract with Luz de Tres Picos S.A. and Generación Eléctrica Argentina Renovable I S.A. SDE PEO, which is expected to begin operating in September 2026. Through these contracts, we not only met the legal requirements but also exceeded them. In 2025, we signed additional short-term contracts that allowed us to achieve the aforementioned value.
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
Co-processing uses duly prepared waste at different stages of the production process as a substitute for natural raw materials and/or fossil fuels. The replacement of fossil fuels and raw materials with waste provides us with a dual advantage: (1) it allows us to meet thermal needs and replace fuels derived from non-renewable natural resources in our production process; and (2) it presents a recognized benefit by disposing of waste that otherwise would have been deemed to be harmful and of environmental concern.
This process is conducted safely, monitored and environmentally correct, with quality assurance of the cement produced. We have utilized the highest industry standards and technological advances in developing our co-processing operations to ensure safety and efficiency.
In order to reinforce our commitment to sustainability, three of our plants are prepared for co-processing. The products we co-process are mainly municipal solid waste, or MSW, refuse-derived fuel, or RDF and hazardous industrial waste.
At the end of 2019, we obtained the authorization to co-process the rejection of the urban waste, leading in Argentina the use of this waste stream in the co-processing. During 2020, we developed the use of new alternative fuel streams. In Buenos Aires, we are making progress with the co-processing of scrap tires, actively promoting the use of this type of waste in cement kilns.
Sales, Marketing and Customers
We are supported by a commercial, sales and marketing team of more than 64 people focused on attending our customers’ needs. This team includes the technical center Loma Negra, focused on quality control, research and development of new products and technical support for clients. We serve approximately 1,000 clients in Argentina through our dedicated sales teams. In the Greater Buenos Aires and the City of Buenos Aires area, our sales team is organized by customer category, namely distributors, concrete companies, industrial and construction companies, and public sector entities. Outside the Greater Buenos Aires and the City of Buenos Aires area, sales teams are organized by geographical region.
We have long-term relationships with many of our customers, with approximately 65% of our customer base (representing over 68% of our total cement shipments) operating under long-standing, exclusive relationships. No single customer represents more than 6% of our total net sales, while our top 20 clients represented approximately 41% of total cement volume sold during 2025. We have also built a diversified customer base by sectors.
Over the years, we have thoughtfully built a network of small- and medium-sized distributors throughout Argentina, and which we cultivate through a wide range of customer relationship programs, such as training and technical assistance, aimed at improving loyalty and customer service quality. We believe that we have forged, over a long period of time, a strong client relationship based on prioritizing service and product quality. In 2025, 61% of our total cement sales were made directly to our wholesale distributors, 27% to concrete producers, 8% to industrial customers and 5% to construction companies and others.
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
Distribution
We have a distribution system aimed at providing the broadest product range in Argentina’s most important cement markets, particularly in the Greater Buenos Aires and the City of Buenos Aires area. Our strategy has been to base our sales and marketing efforts on our brand name recognition, broad product portfolio, customer service, efficient and timely delivery and technical support
We divide our distribution platform into six regions: Buenos Aires, Central, Northwestern, Northeastern, Patagonia and Cuyo. Each of these regions is served by our production facilities. LomaSer, our mixing, distribution and logistics facility is the center of our Buenos Aires’ distribution complex, or the Buenos Aires Complex. Our Buenos Aires Complex serves the main market of the Greater Buenos Aires and the City of Buenos Aires area and provides backup supply to other regions in the rest of the country. The Province of Buenos Aires is our principal market representing 43% of our total volume sold in 2025. Our cement plants generally serve the geographic regions in which they are located.
Sales of Cement in Argentina

    The table below shows our total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2024, which is the latest annualized information available at the date of this annual report:

Region	Sales	Cumulative Sales
	(in percentages %)
Buenos Aires	42	42
Center	23	65
Northwest	11	76
Northeast	8	84
Cuyo	8	92
Patagonia	8	100
________________
Source: AFCP. Since December 31, 2021, AFCP does not publish sales information per region on a monthly basis. Additionally, as of the date of this annual report, AFCP had not published sales information for the year ended December 31, 2025.
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
Note 5 to our consolidated financial statements discloses the sales breakdown for each of the last three fiscal years.
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
Ferrosur Roca S.A.
Through our subsidiary, Cofesur, we indirectly control Ferrosur Roca, a company that holds a concession to operate the Ferrosur Roca freight railway network, a 3,100 kilometer railway that runs from the northeastern region of the City of Buenos Aires to several other regions of the country and that is strategic to our business as it is linked directly to five of our plants (Ramallo, Olavarría, Barker, Zapala and L’Amalí) and also our LomaSer production and distribution center. We own the total capital of Cofesur, which in turn owns 80% of the total capital of Ferrosur Roca. As of December 31, 2025, Ferrosur Roca had 975 employees.
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

Notwithstanding the above, on December 28, 2022, the Argentine Ministry of Transport issued Resolution No. 960/2022, extending the term of the concession by 18 months from March 10, 2023 to September, 2024. Such term was again extended by the Ministry of Economy on October, 2024 by means of Resolution No. 991/2024 until September 10, 2025. Subsequently, through Resolution 52/2025, the Secretariat of Transportation extended the concession term until September 10, 2026, or until a new railway concession for the General Roca line is awarded, whichever occurs first.

According to Decree 195/2024, the Ministry of Economy is the authority entitled to participate in negotiations and modifications of public works and services contracts on railway infrastructures Law pursuant to No. 27,132. As of February 26, 2024, the Ministry of Economy is the new authority empowered to carry discussions or proceedings regarding the execution of Resolution 211/2021.
We understand that, at the end of its concession, we will continue to provide the cargo transport rail services currently provided but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018, or any other business scheme that may be agreed with the competent authorities. We have reassessed all accounting estimates associated with the end of the current concession. No significant impact is expected to date. We will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate. See more information related to this issue in Note 36 to the consolidated financial statements as of December 31, 2025.
See risk factor “Item 3.D. Key Information—Risk Factors—The early termination of our railway concession may have a material adverse effect on our business” for further information.
Recycomb S.A.U.
We own 100% of the total equity capital of Recycomb, a company that was founded in 1995. Recycomb operates a blending facility to use industrial waste and transform it into alternative fuel sources. This blending facility has an annual production capacity of 106,000 tons (30,000 tons of liquid waste-derived fuel, 36,000 tons of solids waste-derived fuel and 40,000 tons of shredded solids waste-derived fuel) and has been operational since the end of 1996. As of December 31, 2025, Recycomb had 36 employees.
Information Technology
We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our data collection governance and software applications allow us to accurately monitor the processes at our various facilities, ensuring consistency and enabling us to adjust quickly in the event of any variations. Furthermore, our enterprise resources planning model and technology services allows us to develop production, sourcing and pricing models based on anticipated consumer demand.

In addition, we have license agreements involving intellectual property rights with several companies, such as Microsoft, SAP, Adobe and Aveva.
Insurance
We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Argentina, respectively. We maintain insurance policies with reputable insurance companies, covering property loss and business interruption risks to our plants, equipment and buildings for partial or total damages or losses. The coverage for total loss or damage is for an insured value that we have established using as a reference the replacement value of each plant’s kiln, which is the main asset subject to risk, as we consider the total destruction of any of our plants as unlikely. For partial loss or damage, we are insured for the value at risk. As of December 31, 2025, the aggregate value at risk of our plants was US$ 1,711,993,607. These policies have a deductible of US$ 250,000 per claim. For loss of profit derived from material damages the coverage is 21 days.
We have not made any material claims on our insurance policies in recent years.
Sustainability and Social Responsibility
With over 100 years of history, we are committed to creating long‑term value for our shareholders while operating responsibly and minimizing the environmental and social impacts of our activities. Sustainability is embedded in our business strategy and guides how we manage risks, operate our assets and engage with our stakeholders.
Our environmental and social management is based on internationally recognized standards and aligned with global industry best practices. Through our Environmental Management System and integrated governance frameworks, we seek to ensure operational reliability, regulatory compliance and transparency in our performance.
We focus on the continuous improvement of our operations, addressing material topics such as climate change, energy efficiency, circular economy, waste management, water stewardship and biodiversity protection. These efforts are aligned with our Climate Roadmap 2030 and support our long‑term objectives to promote sustainable growth and operational resilience.
We regularly disclose our environmental, social and governance (ESG) performance through our Sustainability Report, which provides stakeholders with a comprehensive overview of our policies, management approach and progress. This disclosure reflects our commitment to ethics, transparency and the creation of sustainable value over time.
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
The company's Sustainability Report for the year 2025 is available on our website at https://www.lomanegra.com/en/sustainability/. The contents of the company's website, including the Sustainability Report, are not part of or otherwise incorporated by reference into this annual report.
For information related to the potential risks we are subject to due to changes to environmental requirements and the effects of climate change, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Climate change and climate change legislation or regulations may adversely affect our business.”
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
The chart below sets forth the estimated cement market share in Argentina during 2025 for our company, Cementos Avellaneda, Holcim Argentina and Petroquímica Comodoro Rivadavia.

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
In recent years, our main competitors executed investments to expand their production capacity. According to available public information, Holcim Argentina S.A. expanded the “Malagueño” plant, located in the province of Córdoba. In the case of Avellaneda S.A., a similar expansion in the “El Gigante” plant in the province of San Luis was completed in late 2020 and is operating.
In December 2021 we inaugurated the second line of our L’Amalí plant, which allowed us to increase our capacity, adding approximately 3 million tons annually, and transforming L’Amalí into one of the largest cement plants in South America.
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

Regarding legal requirements, we have a system for identifying, updating and evaluating environmental requirements, which is managed through an online system in all our plants and business units. In addition, we have a registration and monitoring system for environmental inspections, notifications and presentations, where the requirements of the enforcement authorities in environmental matters are managed, including possible fines and sanctions, and where the presentations made by the company are also recorded, accrediting due compliance. In 2025, no significant monetary or non-monetary fines or sanctions were recorded for non-compliance with environmental laws or regulations. We define significant breaches as those that result in fines exceeding the amount of USD 1,000,000.
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
D.Property, Plant and Equipment
Our Production Facilities
As of December 31, 2025, we owned seven cement manufacturing plants in Argentina: Barker, Catamarca, L’Amalí / LomaSer, Olavarría, Ramallo, San Juan, and Zapala, eleven concrete plants operating under the Lomax brand and one granitic aggregates plant.

The following table sets forth information regarding our production facilities, as of December 31, 2025:

Production Facility	Type of Plant	Location	Commissioning Year
Argentina:
North-east:
Resistencia	Warehouse	Resistencia	2013
Center-east:
Barker	Cement	Benito Juárez	1956
L’Amalí	Cement	Olavarría	2001/2021
LomaSer	Blending/Distribution	Cañuelas	2000
Olavarría	Cement	Olavarría	1929
Ramallo	Grinding Mill	Ramallo	1998
Paraná	Warehouse	Paraná
Patagonia:
Zapala	Cement	Zapala	1970
Cuyo:
San Juan	Cement	San Juan	1963
Mendoza	Warehouse	Palmira	2020
North-west:
Catamarca	Cement	El Alto	1980
Salta	Warehouse	Salta	2020
Concrete plants under the Lomax brand:
Don Torcuato	Concrete	Greater Buenos Aires area	1998
Sola	Concrete	City of Buenos Aires	1998
Llavallol	Concrete	Greater Buenos Aires area	1998
Uriburu	Concrete	Rosario	2010
Darsena F 1	Concrete	City of Buenos Aires	2017
Darsena F 2	Concrete	City of Buenos Aires	2018
Vicente Casares	Concrete	Greater Buenos Aires area	2018
Escobar	Concrete	Greater Buenos Aires area	2020
Fatima	Concrete	Greater Buenos Aires area	2023
Punta Alta - Movil Plant	Concrete	Buenos Aires Province	2024
MSU Rufino - Movil Plant	Concrete	Santa Fe Province	2024
Aggregates plant:
La Preferida	Aggregates	Olavarría	2004

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
L’Amalí
The L’Amalí plant is located approximately five kilometers from our Olavarría plant, Province of Buenos Aires, where our largest limestone reserves are located, and is connected to the Ferrosur Roca freight railway. This plant, which became operational in August 2001, has an annual installed production capacity of approximately 4.0 million tons of clinker and approximately 5.6 million tons of cement and complies with the highest standards of cement production technology and applicable environmental requirements. The plant uses natural gas and solid fuels, together with alternative fuels from Recycomb. See “ —Investments” for more information regarding the expansion of the L’Amalí plant.

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
For additional information in relation to our mining operations at L'Amalí plant, see "Item 4.B. Business Overview—Mining Operations Disclosure (Mineral Reserves)—Individual Properties Disclosure."
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
LomaSer receives base cement filler and slag from the L’Amalí, Barker and Ramallo plants, respectively. These materials are stored in a multi-cell silo with a total capacity of 18,000 tons. In addition, the plant has another multi-chamber silo with a capacity of 10,000 tons for storing finished products, as well as a storage capacity of 8,000 tons of palletized cement. It also has three bagging lines with a total capacity of 1.5 million tons. The silo feeds a mixer, which has an annual installed cement production capacity of approximately 2.2 million tons. The map below presents the location and connections among our facilities with LomaSer in the Greater Buenos Aires area, as well as the Ferrosur Roca freight railway network, which we use to ship our products and raw materials, as it is connected directly to six of our plants.
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
Olavarría
The Olavarría plant began operations in 1929 and it is located in the City of Olavarría, Province of Buenos Aires. The plant currently has two active dry-process kilns with a kiln production capacity of approximately 0.4 million tons of lime, and a second kiln with an installed capacity of 1.0 million tons of annual production capacity of clinker and 1.7 million tons of annual production capacity of cement.
The Olavarría plant produces cement, as well as masonry cement and lime. It principally serves the Buenos Aires region.
For additional information relating to our mining operations at Olavarría plant, see "Item 4.B. Business Overview—Mining Operations Disclosure (Mineral Reserves)—Individual Properties Disclosure."
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
In the context of the L’Amalí expansion project, and considering the actual demand, during 2019, we decided to reconvert our Barker and San Juan plants, transforming both full cement lines into grinding and distribution centers, and we have adapted our cost structure to reflect this new scenario.
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
La Preferida
In 2009, we commenced operations in the aggregates market in Argentina with our acquisition of La Preferida de Olavarría, which is located in the City of Olavarría, Province of Buenos Aires. In 2018, a new crusher started to operate. This plant has annual aggregates production capacity of 1.8 million tons.

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
Our most recent material investment is to adjust our cement bags to the 25-kilogram format pursuant to Resolution 54/2018 of the Secretary of Commerce. In line with this initiative, we carried out an investment of approximately US$ 70 million in industrial infrastructure, aimed at adapting and upgrading our production processes. The project included the modernization of seven industrial plants. This milestone represents a significant shift in the Argentine construction industry, which has traditionally relied on 50-kilogram bags, and marks a transition toward safer operating conditions for construction workers.
As of the date of this annual report, we have no other material investments in development or future material investments plans.
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
During 2025, according to the INDEC, the Argentine economy increased 4.4%, after decreasing 1.3% and 1.9% in 2024 and 2023, respectively.

The following table presents key data of the Argentine economy for the periods indicated.

	As of and for the Year Ended December 31,
	2025	2024	2023
GDP (billions of Ps.)	739.1	708.1	714.6
GDP growth	4.4%	(1.3)%	(1.6)%
GDP per capita (in thousands of U.S. dollars)	14.1	13.4	12.9
Private consumption growth	7.9%	(2.9)%	1.0%
Average Ps./U.S. dollar exchange rate(1)	1,244.3	916.3	295.2
CPI inflation	31.5%	117.8%	211.4%
Private sector salary growth	28.7%	147.5%	165.8%
Unemployment rate(2)	7.4%	7.2%	6.1%
________________
Sources: BCRA, INDEC and our company.
(1)The average rate is calculated by using the average of the BCRA’s reported exchange rates on a daily basis.
(2)As a percentage of Argentina’s economically active population. Quarterly average.

Inflation
Our audited consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate financial statements in constant currency established by the IAS 29. As a result, our financial statements are stated in the unit of currency that was current at the end of the fiscal year that is being reported. See “Presentation of Financial and Other Information”.
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
The variation, in the index applied to restate our audited consolidated financial statements for the years ended as of December 31, 2025, 2024, 2023, 2022 and 2021 has been 31.5%, 117.8%, 211.4%, 94.8% and 50.9%, respectively.
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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2025, our consolidated foreign currency-denominated borrowings were Ps. 253,981 million, denominated in U.S. dollars.
As of December 31, 2025, we did not have foreign currency derivative financial instruments.
In the event that the peso were to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2025, our foreign currency net liability position as of December 31, 2025 would have increased by Ps. 66,093 million.

Due to the foreign exchange crisis after the primary elections in August 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls. For more information about such restrictions see “Item 10.D. Additional Information—Exchange Controls”. Considering the mentioned restrictions based on the current exchange regulations applicable in Argentina, we constantly monitor the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when we unconditionally commit to or irreversibly executes such settlement. As of December 31, 2025, the use of financial instruments to settle the above transactions would result in an impact of approximately 1.5% as mentioned in note 32.4.1. to the consolidated financial statements as of such date.

As of December 31, 2021, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 102.7500 per US$1.00, a devaluation of approximately 22.1% as compared to the official exchange rate of Ps. 84.1450 per US$1.00 as of December 31, 2020. As of December 31, 2022, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 177.1283 per US$1.00, a devaluation of approximately 72.4% as compared to the official exchange rate of Ps. 102.7500 per US$1.00 as of December 31, 2021. As of December 31, 2023, the official nominal exchange rate for pesos into U.S. dollars fell to Ps. 808.4833 per US$1.00, a devaluation of approximately 356.44% as compared to the official exchange rate of 177.1283 per US$1.00 as of December 31, 2022. As of December 31, 2024, the official nominal exchange rate for Ps. into U.S. dollars fell to Ps. 1032.50 per US$1.00, a devaluation of approximately 27.7% as compared to the official exchange rate of 808.4833 per US$1.00 as of December 31, 2023. As of December 31, 2025, the official nominal exchange rate for Ps. into U.S. dollars fell to Ps. 1459.4167 per US$1.00, a devaluation of approximately 41.3% as compared to the official exchange rate of Ps. 1,032.5000 per US$1.00 as of December 31, 2024. In the first three months of 2026, the peso appreciated by approximately 5.25% against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a non-buying rate for pesos.

	Official Nominal Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
2023	808.4833	178.1417	295.2123	808.4833
2024	1,032.5000	810.6500	916.2543	1,032.5000
2025	1,487.0833	1,032.7500	1,244.2597	1,459.4167
2026
January 2026	1,472.7348	1,427.0331	1,449.3347	1,447.6657
February 2026	1,451.7010	1,367.2357	1,409.6571	1,408.9662
March 2026	1,418.2781	1,370.2909	1,396.3387	1,382.7578
April 2026 (through April 27)	1,412.9865	1,352.9774	1,379.0891	1,412.9865
________________
(1)Reference exchange rate published by the Argentine Central Bank.
(2)Based on daily averages.
Net Capital Expenditures and Other Investments
Our most recent material investment is to adjust our cement bags to the 25-kilogram format pursuant to Resolution 54/2018 of the Secretary of Commerce. In line with this initiative, we carried out an investment of approximately US$ 70 million in industrial infrastructure, aimed at adapting and upgrading our production processes. The project included the modernization of seven industrial plants. This milestone represents a significant shift in the Argentine construction industry, which has traditionally relied on 50 kilogram bags, and marks a transition toward safer operating conditions for construction workers.
On a consolidated basis, our capital expenditures incurred in property, plant and equipment were Ps. 62,886 million during the year ended December 31, 2025 and Ps. 96,094 million and Ps. 103,280 million during the years ended December 31, 2024 and 2023, respectively.

Our Cost Structure
The prices that we charge for our cement products are directly related to our production costs. Fluctuations in the price of our thermal energy sources and electricity impact our costs of goods sold and the prices that we charge our customers for our products. Significant increases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, could reduce our gross margins and our results of operations to the extent that we might not be able to pass a significant portion of these costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of natural gas, solid fuels or electricity and, consequently, in our production costs, would likely increase our gross margins and our results of operations. Our efforts on increasing the use of co-processing (use of waste as a source of a renewable energy, to replace natural mineral resources and fossil fuels such as coal, petcoke and gas) on our production process aims to decrease both our dependency on certain energy sources and reduce costs. In 2025, the percentage of co-processing used in our production process reached 4.6%.
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
Thermal energy is our most utilized source of energy for our operations, representing 11% in the year ended December 31, 2025 and 13% and 16% in the years ended December 31, 2024 and 2023, respectively, of our total cost of sales. Thermal energy is comprised of natural gas, fuel oil, mineral coal and petcoke. Natural gas is the most significant of these energy sources. We enter into several contracts with suppliers, traders and distributors of natural gas. See “ —Supply Contracts”.
The cost of petcoke varies in accordance with international market prices, which are quoted in U.S. dollars and fluctuate depending upon the supply and demand for oil and other refined petroleum products. Nevertheless, the incidence of solid fuels in our costs has been decreasing, since we reached a thermal matrix where natural gas prevails as the main source of thermal energy.
Electrical power. Electrical power is one of the main drivers of our cost structure and represented 8%, 8% and 8% in the years ended December 31, 2025, 2024, and 2023, respectively, of our total cost of sales.

Electrical power is one of the most expensive energy sources that we use. Given our consumption needs and the potentially high cost of electrical power, we have sought to mitigate the risks of supply interruptions and cost increases by contracting electrical power to private companies and entering into agreements to increase the use of renewable energy. Electrical power cost is highly influenced by the government policy applied to fuels used in electrical power generation and by the growing contribution of thermal power generation to the electrical power generation matrix in Argentina. In 2024 and 2025 price signals were introduced that will contribute to strengthening the electricity system and support the transition towards a competitive energy market in the medium term.
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

In 2016, we entered into a 20-year agreement with Genneia S.A., in 2018 entered into a 20-year agreement with Aluar Aluminio Argentino S.A.I.C. and in 2025 a 5-year contract in 2025 with Luz de Tres Picos S.A. and Generación Eléctrica Argentina Renovable I S.A. SDE PEO, which will begin operating in September 2026 to enhance the use of green energy. Through these contracts and other short-term contracts that we signed in 2025, we not only complied with the legal limits but also exceeded the minimum required levels.
Co-Processing. During 2025, we continued with our co-processing efforts. Co-processing is the final disposal of waste (agricultural, urban and industrial waste) through its integration in the cement production process as a secondary raw material or alternative fuel, as a source of energy. Co-processing is a technique used for permanently eliminating waste without generating environmental liabilities, by harnessing the energy and/or mineral potential of the material. Co-processing represented 4.6% in the year ended December 31, 2025 and 4.3% and 2.2% in the years ended December 31, 2024 and 2023, respectively, of our total thermal energy consumption.
For additional information related to our thermal energy, electrical power and co-processing needs and costs, see “Item 4.B Information on the Company—Business Overview—Energy Sources”.
Preservation and maintenance costs. Our industry is capital intensive, and we incur in maintenance costs necessary to preserve the productivity and durability of our cement facilities. In the year ended December 31, 2025 preservation and maintenance costs represented 10% and in the years ended December 31, 2024 and 2023, represented 11% and 9%, respectively, of our total cost of sales.
Freight. Our freight includes the cost of transporting raw materials to our production facilities from our quarries or the location of our suppliers. In the year ended December 31, 2025 freight represented 10% and in the years ended December 31, 2024 and 2023, freight represented 9% and 10%, respectively, of our total cost of sales.
Salaries, wages and social security charges. Our salaries, wages and social security charges comprise mainly compensation, social contribution and employee benefits. In the year ended December 31, 2025 salaries, wages and social security charges represented 17% and in the years ended December 31, 2024 and 2023, salaries, wages and social security charges represented 17% and 15%, respectively, of our total cost of sales.
Raw Material Availability. Our long-term success depends in part on our ability to secure raw materials in sufficient quantities, including limestone, gypsum and other materials necessary for the production of clinker and cement, which are currently available to us from quarries located close to the different industrial units. We generally obtain limestone from the mining of quarries that we own. In some cases, however, we may face the risk of the exhaustion of raw materials in some quarries, most notably limestone, which would require us to find new quarry sources further away from our production units, and result in potential materially higher raw material extraction and freight costs. In the year ended December 31, 2025 raw materials represented 12% and in the years ended December 31, 2024 and 2023, raw materials represented 19% and 18%, respectively, of our total cost of sales.
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
We are also subject to the following federal and state taxes:
•Turnover Tax. The Turnover Tax is a provincial tax and the rate applicable depends on each province. Currently, the Turnover Tax represents approximately 1.45% of our net sales.
•Quarry Exploitation Fee. Municipalities establish certain taxes that may have incidence on mining developments. Each jurisdiction in which mining activities are developed has its particular legislation.
For example, Municipalities may charge a quarry exploitation quota equivalent to the amount of limestone contained in the cement dispatched or sold from the factory at a rate determined by each municipality. The rate is determined at a fixed amount, which is updated in a monthly basis. This amount represented 1.68% of sales in 2025 of cement, masonry cement and lime.
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
Effect of Indebtedness Level and Interest Rates
As of December 31, 2025, our total outstanding borrowings on a consolidated basis were Ps. 297,908 million. The level of our indebtedness results in financial results that are reflected in our consolidated statement of profit or loss and other comprehensive income. Financial results consist of interest expense, exchange gains (losses) on U.S. dollar and other foreign currency-denominated debt, and other items as set forth in Note 10 to our audited consolidated financial statements. During 2025, we recorded financial expenses of Ps. 57,960 million, which included Ps. 47,443 million in interest expense related to our loans and financings, and Ps. 85,133 million of exchange losses which included Ps. 91,034 million related to our loans and financings. In addition, a gain on a net monetary position of Ps. 89,083 million of out a total of Ps. 90,039 million is also related to such liabilities.
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
Financial Presentation and Accounting Practices
Presentation of Financial Statements
We maintain our financial books and records in pesos. We have prepared our annual audited consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB. We have adopted all new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective as of December 31, 2025. The application of these amendments has had no impact on the disclosures or amounts recognized in our audited consolidated financial statements.
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
Use of estimates
The preparation of consolidated financial statements requires our board of directors to make judgments, estimates and assumptions that affect the reported amounts of the revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
The description of the estimates and significant accounting judgments made by our board of directors in the application of accounting policies as well as areas with a higher degree of complexity that require further judgment are disclosed in Note 4 to our audited consolidated statements.
The principal accounting policies are discussed below.

Principal Accounting Policies
Standards and Interpretations issued but not yet effective
The following is a description of the standards and interpretations that have been published but are not yet effective as of the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective. Amendments to IFRS 7 and IFRS 9

In May 2024, the Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), in which the Board:

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

The Group is currently working to identify all the impacts that the new standard will have on the primary financial statements and notes to the financial statements.

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

•Amendment to IAS 21 Translation to a Hyperinflationary Presentation Currency

In November 2025, the IASB issued amendments to IAS 21, concerning the translation of amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy. The amendments require the translation of a non-hyperinflationary functional currency to a hyperinflationary presentation currency at the closing exchange rate. An entity whose functional and presentation currency is that of a hyperinflationary economy restates the comparative amounts of a foreign operation, whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29, to the comparative figures of the foreign operation.

Amendment to IAS 21 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. The amendment is not expected to have a material impact on the Group’s financial statements.

Adoption of new standards and interpretation
We have adopted all the improvements and new standards and interpretations issued by IASB that are relevant to our operations and that are effective for the financial year ended December 31, 2024. As from January 1, 2024, we began to apply the following standards:

•Lack of exchangeability - Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The amendments to IAS 21 specify how an entity should assess whether a currency is exchangeable and how it should determine a spot rate when exchangeability is lacking. The amendments also require disclosures that enable users of financial statements to understand how the non-exchangeability of the currency into another currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. There were no impacts arising from the application of this modification on the Group's consolidated financial statements.
Material Accounting Policies
Material accounting policies are those that are important to the presentation of our financial condition and results of operations and that require our management to make difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. For more information about our critical accounting policies, see the notes to our audited consolidated financial statements.
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
•intangible assets;
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
The unwinding of the discount recognized for each lease is recorded in the comprehensive income of each year.
Group as Lessor:
The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which we do not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.
Foreign currency and functional currency
For purposes of the consolidated financial statements, the income (loss) and the financial position of the Group are stated in pesos, considered to be functional currency (the currency of the primary economic environment in which an entity operates) for all group companies and this is also the currency of presentation of the consolidated financial statements.
For purposes of presentation of our consolidated financial statements, the assets and liabilities nominated in foreign currency are converted to pesos at foreign exchange rates prevailing at the end of the reporting period and their statement of profit or loss and other comprehensive income are translated at the average foreign exchange rate for each month, unless the corresponding foreign exchange rate has fluctuated significantly during the month, in which case, the exchange prevailing on the date of the transaction is used.
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
All the other borrowing costs are recognized in profit or loss when incurred, net of the effect of the inflation on the liabilities that generated them. We have not capitalized interest or exchange differences in the fiscal years ended December 31, 2025, 2024 and 2023.

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
Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods and services, or for administrative purposes, are recorded at their cost restated in constant currency at the end of the reporting period, in accordance with Note 2.2 to our audited consolidated financial statements, less accumulated depreciation and impairment loss.
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

Impairment of tangible and intangible assets with finite useful lives
At the end of each period, we review if any indication that tangible and intangible assets might be impaired.
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

In the normal course of its business, we select tax criteria and accounting positions based on a reasonable interpretation of the current regulations, also taking into consideration the opinion of its tax and legal advisors along with evidence available up to the date of issuance of these financial statements. Nevertheless, in the event of situations where the assessment by a third party and the potential occurrence of damage for the Group are uncertain, the Group does not record a provision as it is has not been required under IFRS Accounting Standards.

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
In general, the Group may receive short-term advances from its customers. Pursuant to the practical expedient of IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group does not receive any long-term advances from its customers.

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
We have not designated any financial asset at fair value using this option. As of December 31, 2025 and 2024, our financial assets at amortized cost comprise certain cash and cash equivalent elements, accounts receivable, trade and other receivables.
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
Note 3.16 to our audited consolidated financial statements discloses the valuation and classification criterion for all individual equity accounts, including non-controlling interest.
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
Liabilities recognized with respect to other long-term employee benefits (severance payment plans resulting from specific plans for employees leaving the Group and receiving a compensation payable in installments) are measured at the present value of estimated future cash outflows expected to be paid. See Note 3.17 to our audited consolidated financial statements , and "Item 6.A. Directors, Senior management and Employees" and "Item 6.B. Compensation" of this annual report for information about the current employee benefit plans.
Until November 2024, the cost of the share-based payment plans to be settled with equity instruments issued under the existing program was measured at fair value at the date of each grant and it was recognized as "Salaries, wages, and social security contributions" in the comprehensive income over the period in which the performance and/or service conditions were met, with a corresponding entry to “Share-based payment plans” in shareholders' equity.
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
The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 36 to the consolidated financial statements. The Ministry of Transport provisionally issued resolutions granting extensions to the concession for terms of 12 and 18 months to the different concessionaires, including Ferrosur Roca S.A. Therefore, the concession of Ferrosur Roca S.A. has been extended for the third time and will end in September 2026 or an earlier date on which a new contracting model can be established.
The Group has reassessed all the accounting estimates affected to the end of the current concession and the continuation of its activities, taking into account available information and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. See Note 36 to our audited consolidated financial statements.

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
Cost of Sales
Our cost of sales consists of electrical power, manual labor, contractors, depreciation and amortization, freight, packaging and other costs. The following table sets forth the percentage of our total cost of sales that each such component represented for the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023
	(in percentages)
Salaries, wages and social security charges	17.2	17.0	15.3
Depreciation	13.4	12.4	10.1
Thermal energy	11.4	12.8	16.0
Preservation and maintenance costs	10.2	11.4	9.1
Freight	10.0	9.4	10.5
Contractors	9.1	9.3	7.9
Electrical power	7.7	7.7	7.7
Packaging	4.1	3.5	3.3
Taxes, contributions and commissions	2.0	1.9	1.7
Transport and travelling expenses	1.2	1.2	0.9
Fees and compensation for services	1.0	1.0	1.5
Employee benefits	0.7	0.7	0.5
Security	0.7	0.7	0.5
Insurance	0.4	0.4	0.4
Leases	0.1	0.2	0.2
Communications	0.1	0.1	0.1
Canon (concession fee)	0.1	0.1	0.1
Data processing	0.1	0.1	0.1
Others	1.7	1.8	1.1
Production expenses	91.2	91.7	87.0
Cost of sales	100.0	100.0	100.0
Selling and Administrative Expenses
Our selling and administrative expenses consist of salaries, benefits and expenses paid to or on behalf of our sales force, advertising and marketing expenses, certain taxes, delivery services and other expenses. The following table sets forth the percentage of our selling and administrative expenses that each such component represented for the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023
	(in percentages)
Salaries, wages and social security charges	26.5	26.2	25.0
Taxes, contributions and commissions	20.0	20.5	21.5
Freight	9.9	12.3	12.1
Managers, directors and trustees’ fees	8.2	6.6	7.3
Fees and compensation for services	7.3	8.3	8.6
Data processing	6.6	5.0	3.6
Depreciation and amortization	5.5	5.5	5.2
Advertising expenses	4.3	5.4	5.5
Insurance	4.0	3.8	4.5
Transport and travelling expenses	1.6	1.6	1.4
Allowance for doubtful accounts	1.5	0.1	0.3
Leases	1.2	0.7	0.4
Employee benefits	1.0	1.4	1.4
Communications	0.5	0.4	0.5
Preservation and maintenance costs	0.2	0.3	0.3
Water, natural gas and energy services	0.1	0.1	0.0
Security	0.0	0.0	0.2
Others	1.6	1.8	2.2
Total selling and administrative expenses	100.0	100.0	100.0
Financial results, net
Our financial results principally reflects: (1) interest payments in respect of our short- and long-term indebtedness; (2) income from our financial investments; (3) unwinding on liabilities and receivables; (4) loss from securities transactions; (5) foreign exchange variations related to our foreign currency-denominated indebtedness; (6) gain or loss on net monetary position.; and (7) fees, commissions and other charges paid to financial institutions for borrowings. The non-cash components of our financial income (expenses), net, include foreign exchange variation. For a description of our outstanding indebtedness as of December 31, 2025, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
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

Year Ended December 31, 2025, compared to the Year Ended December 31, 2024
The following table sets forth our consolidated statement of profit or loss and other comprehensive income for 2025 and 2024:

	For the Year Ended December 31,		Variation
	2025	2024	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	848,086.6	919,760.9	(71,674.3)	(7.8)
Cost of sales	(663,079.9)	(673,789.8)	10,709.9	(1.6)
Gross profit	185,006.7	245,971.1	(60,964.4)	(24.8)
Selling and administrative expenses	(94,344.8)	(96,261.3)	1,916.5	(2.0)
Other gains and losses	4,812.8	5,992.4	(1,179.6)	(19.7)
Tax on debits and credits to bank accounts	(9,032.8)	(9,761.4)	728.6	(7.5)
Finance costs, net
Exchange rate differences	(85,133.2)	(57,498.0)	(27,635.2)	48.1
Gain on net monetary position	90,039.2	345,814.7	(255,775.5)	(74.0)
Financial income	3,976.7	2,582.2	1,394.5	54.0
Financial expenses	(57,959.6)	(108,557.4)	50,597.8	(46.6)
Profit before taxes	37,365.1	328,282.3	(290,917.2)	(88.6)
Income tax expense
Current	(19,511.7)	(87,414.4)	67,902.7	(77.7)
Deferred	4,967.2	(38,774.1)	43,741.3	(112.8)
Net profit	22,820.5	202,093.8	(179,273.3)	(88.7)

Revenues
Our revenues decreased Ps. 71,674 million, or 7.8%, from Ps. 919,761 million in 2024 to Ps. 848,087 million in 2025, mainly driven by lower revenues in our core cement segment, while the other segments delivered mixed performance.

The following tables set forth our sales volume and average price for each segment for the years indicated:

		Sales Volume
		For the Year Ended December 31,
		2025	2024	% Variation
Cement, masonry & lime	MM Tn	5.02	4.90	2.5
Concrete	MM m3	0.56	0.40	42.7
Railroad	MM Tn	3.93	3.63	8.2
Aggregates	MM Tn	1.15	0.97	19.1

		Ps./Sales volumes
		For the Year Ended December 31,
		2025	2024	% Variation
Cement, masonry & lime	Ps./Tn	146,722	166,512	(11.9)
Concrete	Ps./m3	140,531	184,907	(24.0)
Railroad	Ps./Tn	19,788	23,493	(15.8)
Aggregates	Ps./Tn	18,981	23,482	(19.2)

•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 79,162 million, from Ps. 815,507 million in 2024 to Ps. 736,345 million in 2025, mainly due to a decrease of 11.9% in sales price, reflecting softer pricing conditions, partially offset by a 2.5% increase in sales volume. The recovery after the first half of the year slowed down amid electoral and financial uncertainties that impacted the level of activity and cement demand recovery in the second half of the year. Bulk cement dispatches showed improved performance driven by increased activity in larger construction or infrastructure projects, while bagged cement, more related to retail consumption, remained lagging in terms of recovery. As our cement segment also includes masonry cement and lime, which performed similarly to bagged cement, this weighed on overall segment growth and resulted in performance below that of the broader cement industry, which only reflects gray cement volumes.
•Concrete segment: Revenues from our concrete segment, without considering the eliminations between segments, increased Ps. 6,171 million, from Ps. 73,201 million in 2024 to Ps. 79,372 million in 2025, mainly due to an increase of 42.7% in sales volume, which compensated for softer pricing dynamics in a highly competitive environment, where the average sales price decreased by 24%. In line with bulk cement dispatches, concrete demand showed a stronger recovery, underpinned by industrial projects and a moderate reactivation of public works.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps. 7,578 million, from Ps. 85,380 million in 2024 to Ps. 77,802 million in 2025. The increase of 8.2% in sales volume only partially offset the softer pricing conditions, where the average sales price decreased by 15.8%. While cement volumes transported remained almost flat, the significant increase in granitic aggregates more than offset the decline in gypsum and frac sand, both of which were affected by the disruption of the railway line connecting Bahía Blanca and Neuquén.
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, decreased Ps. 853 million, from Ps. 22,717 million in 2024 to Ps. 21,864 million in 2025 mainly due to a decrease of 19.2% in average price, partially offset by a 19.1% increase in sales volume.

•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps. 2,940 million, from Ps. 9,149 million in 2024 to Ps. 12,089 million in 2025.
Cost of sales
Our cost of sales decreased Ps. 10,710 million, or 1.6%, from Ps. 673,790 million for 2024 to Ps. 663,080 million for 2025, mostly as a consequence of the decrease in unit costs in our cement segment. The main contributors to our cost of sales decrease during the period were (1) Ps. 11,614 million in thermal and electrical energy costs, due to a lower impact of energy input prices on our cost of sales; (2) Ps. 9,033 million in lower maintenance expenses, mainly due to the lower increase of costs against inflation; and (3) Ps. 2,327 million in lower costs of contractors. These production expense items have decreased more than the impact of cost increases from (1) depreciation and amortization by Ps. 5,206 million, (2) freight and tolls by Ps. 2,831 million and (3) packaging by Ps. 3,309 million.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2025	2024
	(in millions of Ps.)
Purchases and production expenses for the year	685,735.6	743,252.8
(+) Inventories at the beginning of the year	353,511.3	284,048.2
(-) Inventories at the end of the year	376,167.0	353,511.3
Cost of sales	663,079.9	673,789.8
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 18,022 million, or 3.2%, from Ps. 565,189 million in 2024 to Ps. 547,167 million in 2025. This decrease in cost of sales was mainly due to (1) lower thermal and electrical energy costs as a consequence of lower unitary costs; (2) a decrease in preservation and maintenance costs; and (3) lower costs of contractors.

•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, increased Ps. 6,706 million, or 8.7%, from Ps. 77,418 million in 2024 to Ps. 84,124 million in 2025. This increase in the cost of sales was mainly due to the higher sales volume partially offset by a decrease in equipment rental and other fixed costs.
•Railroad segment: Cost of sales from our railroad segment decreased Ps. 8,394 million, or 9.9%, from Ps. 85,075 million in 2024 to Ps. 76,681 million in 2025, mainly due to lower costs of maintenance materials, depreciation and amortization.
•Aggregates segment: Cost of sales from our aggregates segment increased Ps. 1,974 million, or 7.4%, from Ps. 26,612 million in 2024 to Ps. 28,586 million in 2025. This increase was primarily due to the higher volume of sales, partially offset by lower costs of maintenance materials and services and lower equipment rental costs.
•Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps. 218 million, or 3.8%, from Ps. 5,689 million in 2024 to Ps. 5,907 million in 2025.
Gross profit
Due to the factors mentioned above, our gross profit decreased Ps. 60,964 million, or 24.8%, from Ps. 245,971 million in 2024 to Ps. 185,007 million in 2025. Our gross margin (gross profit divided by revenues and expressed as a percentage) contracted by 493 basis points, from 26.7% in 2024 to 21.8% in 2025.

Selling and administrative expenses
Our selling and administrative expenses decreased Ps. 1,916 million, or 2.0%, from Ps. 96,261 million in 2024 to Ps. 94,345 million in 2025, mainly due to (1) a decrease in freight due to lower input costs; (2) a decrease in advertising expenses; and (3) a decrease in fees and compensation for services, that have compensated the higher charge of data processing expenses and allowance for doubtful accounts.
Other gains and losses
Our other gains and losses decreased Ps. 1,179 million, or 19.7%, from a net gain of Ps. 5,992 million in 2024 to a net gain of Ps. 4,813 million in 2025, mainly attributable to a decrease in gains on the disposal of property, plant and equipment, which was partially offset by lower gains recognized on the acquisition of tax credits. The remaining components of other gains and losses did not present material variations in the period.
Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits decreased Ps. 729 million, or 7.5%, from Ps. 9,761 million in 2024 to Ps. 9,033 million in 2025, related to the amount of monetary transactions carried out during 2025, that trigger the mentioned tax.
Financial results, net
Our total net financial cost increased Ps. 231,418 million, from a gain of Ps. 182,341 million in 2024 to a loss of Ps. 49,077 million in 2025, mainly due to (1) a decrease in gain on net monetary position of Ps. 255,776 million; (2) an increase of Ps. 27,635 million in loss due to exchange rate differences due to the increased devaluation of the local currency; (3) a lower charge of Ps. 28,601 million from interest on borrowings due to lower average interest rates during 2025; (4) a higher profit of Ps 560 million from temporary investments; and (5) a decrease in interest on other payables of Ps. 8,307 million.
Our financial expenses decreased Ps. 50,597 million, or 46.6%, from Ps. 108,557 million in 2024 to Ps. 57,960 million in 2025, mainly due to a lower impact of Ps. 28,601 million from interest on borrowings and Ps. 8,307 million in interest on other payables.
Our financial income decreased Ps. 1,395 million, or 54%, from Ps. 2,582 million for 2024 to Ps. 3,977 million for 2025.
Income tax expense
Our income tax expense decreased Ps. 111,643 million, or 88.5%, from Ps. 126,188 million in 2024 to Ps. 14,545 million in 2025 mainly due to the decrease in profit for the year 2025 compared to that of 2024, affected by the hyperinflation adjustments for income tax determination. The resulting effective tax rate was 38.9% in 2025 compared to 38.4% in 2024.

The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2025	2024
	(amounts in millions of Ps.)
Profit before income tax expense	37,365.1	328,282.3
Statutory rate	35%	35%
Income tax at statutory rate	(13,077.8)	(114,898.8)
Adjustments for calculation of the effective income tax:
Recovery of tax losses	312.7	575.1
Effects of the inflation adjustment for accounting and tax purposes	(1,623.0)	(11,715.3)
Other non-taxable income or non-deductible expense net	(156.5)	(149.5)
Income tax expense	(14,544.5)	(126,188.5)
Income tax expense
Current	(19,511.7)	(87,414.4)
Deferred	4,967.2	(38,774.1)
Total	(14,544.5)	(126,188.5)

Our current income tax expense decreased Ps. 67,902 million, or 77.7%, from Ps. 87,414 million in 2024 to Ps. 19,512 million in 2025, mainly explained by a lower profit before taxes.
Our deferred income tax expense decreased Ps. 43,741 million or 112.8%, from a loss of Ps. 38,774 million in 2024 to a gain of Ps. 4,967 million in 2025, mainly due to the impact during 2024 of using the tax loss carryforwards existing as of December 31, 2023.
Net profit
As a result of the foregoing, our net profit decreased Ps. 179,275 million, or 88.7%, from Ps. 202,094 million in 2024 to Ps. 22,821 million in 2025. Our net margin (net profit divided by revenues and expressed as a percentage) decreased by 1,928 basis points, from 22.0% in 2024 to 2.7% in 2025.

Year Ended December 31, 2024, compared to the Year Ended December 31, 2023
The following table sets forth our statement of profit or loss and other comprehensive income for 2024 and 2023:

	For the Year Ended December 31,		Variation
	2024	2023	Amount	(%)
	(in millions of Ps., except percentages)
Revenue	919,760.9	1,209,344.5	(289,583.6)	(23.9)
Cost of sales	(673,789.8)	(905,956.9)	232,167.1	(25.6)
Gross profit	245,971.1	303,387.6	(57,416.5)	(18.9)
Selling and administrative expenses	(96,261.3)	(110,763.9)	14,502.6	(13.1)
Other gains and losses	5,992.4	2,629.9	3,362.5	127.9
Tax on debits and credits to bank accounts	(9,761.4)	(13,396.6)	3,635.2	(27.1)
Finance costs, net
Exchange rate differences	(57,498.0)	(335,771.4)	278,273.4	(82.9)
Gain on net monetary position	345,814.7	397,500.1	(51,685.4)	(13.0)
Financial income	2,582.2	16,357.0	(13,774.8)	(84.2)
Financial expenses	(108,557.4)	(210,045.5)	101,488.1	(48.3)
Profit before taxes	328,282.3	49,897.2	278,385.1	557.9
Income tax expense
Current	(87,414.4)	(10,914.1)	(76,500.3)	700.9
Deferred	(38,774.1)	(11,251.8)	(27,522.3)	244.6
Net profit	202,093.8	27,731.3	174,362.5	628.8

Revenues
Our revenues decreased Ps. 289,584 million, or 23.9%, from Ps. 1,209,345 million in 2023 to Ps. 919,761 million in 2024, primarily due to lower topline performance of our core business, cement, followed by the concrete, aggregates and railroad segments.
The following tables set forth our sales volume and average price for each segment for the years indicated:

		Sales Volume
		For the Year Ended December 31,
		2024	2023	% Variation
Cement, masonry & lime	MM Tn	4.90	6.42	(23.7)
Concrete	MM m3	0.40	0.58	(31.8)
Railroad	MM Tn	3.63	4.20	(13.4)
Aggregates	MM Tn	0.97	1.29	(24.8)

		Ps./Sales volumes
		For the Year Ended December 31,
		2024	2023	% Variation
Cement, masonry & lime	Ps./Tn	166,512	165,175	0.8
Concrete	Ps./m3	184,907	199,915	(7.5)
Railroad	Ps./Tn	23,493	22,698	3.5
Aggregates	Ps./Tn	23,482	28,679	(18.1)

•Cement, masonry cement and lime segment: Revenues from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 244,406 million, from Ps. 1,059,913 million in 2023 to Ps. 815,507 million in 2024, mainly due to a decrease of 23.7% in sales volume. The transition in the government's administration and the impact of the stabilization plan negatively affected cement demand, especially in the first half of the year. However, as the economy began to recover and stabilize, activity levels improved in the second half. Bagged cement dispatches proved more resilient in this environment, while bulk dispatches were more significantly impacted by the slowdown in activity levels.
•Concrete segment: Revenues from our concrete segment, without considering the eliminations between segments, decreased Ps. 42,779 million, from Ps. 115,980 million in 2023 to Ps. 73,201 million in 2024, mainly due to a decrease of 31.8% in sales volume and an average sales price decrease of 7.5%. In line with bulk cement dispatches, concrete demand was more heavily affected by the economic slowdown and the halt in public works, as well as major private projects.
•Railroad segment: Revenues from our railroad segment, without considering the eliminations between segments, decreased Ps. 9,914 million, from Ps. 95,294 million in 2023 to Ps. 85,380 million in 2024, mainly due to a decrease of 13.4% in sales volume, partially offset by a 3.5% increase in the average selling price. The significant increase in transported volumes of grains and frac sand helped offset the drop in construction materials and chemicals
•Aggregates segment: Revenues from our aggregates segment, without considering the eliminations between segments, decreased Ps. 14,203 million, from Ps. 36,920 million in 2023 to Ps. 22,717 million in 2024 mainly due to a decrease of 24.8% in sales volume and an average price decrease of 18.1%.
•Others segment: Revenues from Recycomb S.A.U., without considering the eliminations between segments, increased Ps. 2,330 million, from Ps. 6,819 million in 2023 to Ps. 9,149 million in 2024.
Cost of sales
Our cost of sales decreased Ps. 232,167 million, or 25.6%, from Ps. 905,957 million for 2023 to Ps. 673,790 million for 2024, mostly as a consequence of the lower sales volume. The main contributors to our cost of sales decrease during the period were (1) Ps. 76,717 million in thermal and electrical energy costs, due to a lower sales volume and a lower impact of energy inputs on our cost of sales; (2) Ps. 31,222 million in lower freight costs, mainly due to lower sales volume; and (3) Ps. 23,963 million in lower costs of salaries, wages and social contributions.
The following table sets forth the reconciliation of our production costs to our cost of sales for the years indicated:

	As of and for the Year Ended December 31,
	2024	2023
	(in millions of Ps.)
Purchases and production expenses for the year	743,252.8	951,070.8
(+) Inventories at the beginning of the year	284,048.2	238,934.3
(-) Inventories at the end of the year	353,511.3	284,048.2
Cost of sales	673,789.8	905,956.9
The cost of sales of our segments is set forth below, eliminations between segments are not considered:
•Cement, masonry cement and lime segment: Cost of sales from our cement, masonry cement and lime segment, without considering the eliminations between segments, decreased Ps. 193,887 million, or 25.5%, from Ps. 759,076 million in 2023 to Ps. 565,189 million in 2024. This decrease in cost of sales was mainly due to (1) lower thermal and electrical energy costs as a consequence of decreased sales volume and lower unitary costs in US dollars; (2) a decrease in salaries, wages and social contributions; and (3) lower freight costs mainly due to a decreased outbound and inbound transportation needs.
•Concrete segment: Cost of sales from our concrete segment, without considering the eliminations between segments, decreased Ps. 37,534 million, or 32.7%, from Ps. 114,952 million in 2023 to Ps. 77,418 million in 2024. This decrease in the cost of sales was mainly due to a decrease in the cost of raw materials, salaries and social security contributions, maintenance costs and equipment leasing associated with the drop in volume.
•Railroad segment: Cost of sales from our railroad segment decreased Ps. 12,824 million, or 13.1%, from Ps. 97,899 million in 2023 to Ps. 85,075 million in 2024, mainly due to lower transported volume coupled with lower costs of salaries, wages, social contributions and maintenance materials.
•Aggregates segment: Cost of sales from our aggregates segment decreased Ps. 7,898 million, or 22.9%, from Ps. 34,510 million in 2023 to Ps. 26,612 million in 2024. This decrease was primarily due to lower equipment rental costs and lower salaries and social security contributions associated with the drop in volume.
•Others segment: Cost of sales from Recycomb S.A.U. segment increased Ps. 587 million, or 11.5%, from Ps. 5,102 million in 2023 to Ps. 5,689 million in 2024.
Gross profit
Due to the factors mentioned above, our gross profit decreased Ps. 57,417 million, or 18.9%, from Ps. 303,388 million in 2023 to Ps. 245,971 million in 2024. Our gross margin (gross profit divided by revenues and expressed as a percentage) expanded by 166 basis points, from 25.1% in 2023 to 26.7% in 2024.
Selling and administrative expenses
Our selling and administrative expenses decreased Ps. 14,503 million, or 13.1%, from Ps. 110,764 million in 2023 to Ps. 96,261 million in 2024, mainly due to (1) a decrease in Taxes, duties, contributions, and commissions due to lower sales volume; (2) a decrease in Freight due to lower volume; (3) a decrease in salaries, wages and social contributions; and (4) a decrease in the remuneration of directors and trustees.
Other gains and losses
Our other gains and losses increases Ps. 3,362 million, or 127.9%, from a net gain of Ps. 2,630 million in 2023 to a net gain of Ps. 5,992 million in 2024, mainly due to the sale of property, plant and equipment.

Tax on bank accounts debits and credits
Our tax on bank accounts debits and credits decreased Ps. 3,636 million, or 27.1%, from Ps. 13,397 million in 2023 to Ps. 9,761 million in 2024, related to the amount of monetary transactions carried out the respective fiscal year that trigger such tax.
Financial results, net
Our total net financial cost decreased Ps. 314,302 million, from a loss of Ps. 131,960 million in 2023 to a gain of Ps. 182,342 million in 2024, principally due to (1) a decrease of Ps. 278,273 million in loss due to exchange rate differences; (2) a decrease in gain on net monetary position of Ps. 51,685 million; (3) a lower charge of Ps. 101,143 million from interest on borrowings; (4) a lower profit of Ps 13,065 million from temporary investments; and (5) a higher loss from other net financial income and expense of Ps. 364 million.
Our financial expenses decreased Ps. 101,489 million, or 48.3%, from Ps. 210,046 million in 2023 to Ps. 108,557 million in 2024, mainly due to a lower impact of Ps. 101,143 million from interest on borrowings
Our financial income decreased Ps. 13,775 million, or 84.2%, from Ps. 16,357 million for 2023 to Ps. 2,582 million for 2024, mainly due to a lower amount of temporary investments.
Income tax expense
Our income tax expense increased Ps. 104,022 million, or 469.3%, from Ps. 22,166 million in 2023 to Ps. 126,188 million in 2024 mainly due to the increase in profit for the year 2024 compared to that of 2023. The resulting effective tax rate was 38.4% in 2024 compared to 44.4% in 2023, affected by the hyperinflation adjustments for income tax determination.
The following table presents our effective tax rate reconciliation for each year.

	For the year ended December 31,
	2024	2023
	(amounts in millions of Ps.)
Profit before income tax expense	328,282.3	49,897.2
Statutory rate	35%	35%
Income tax at statutory rate	(114,898.8)	(17,464.0)
Adjustments for calculation of the effective income tax:
Recovery of tax losses	575.1	3,045.9
Effects of the inflation adjustment for accounting and tax purposes	(11,715.3)	(8,533.9)
Other non-taxable income or non-deductible expense net	(149.5)	786.1
Income tax expense	(126,188.5)	(22,165.9)
Income tax expense
Current	(87,414.4)	(10,914.1)
Deferred	(38,774.1)	(11,251.8)
Total	(126,188.5)	(22,165.9)

Our current income tax increased Ps. 76,500 million, or 700.9%, from Ps. 10,914 million in 2023 to Ps. 87,414 million in 2024, mainly explained by a higher profit before taxes.
Our deferred income tax increased Ps. 27,522 million, or 244.6%, from Ps. 11,252 million in 2023 to Ps. 38,774 million in 2024, mainly due to the use of tax loss carryforwards existing as of December 31, 2023.

Net profit
As a result of the foregoing, our net profit increased Ps. 174,363 million, or 628.8%, from Ps. 27,731 million in 2023 to Ps. 202,094 million in 2024. Our net margin (net profit divided by revenues and expressed as a percentage) increased by 1,968 basis points, from 2.3% in 2023 to 22.0% in 2024.

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
During 2025, we used cash flow generated by our operations, primarily for capital expenditures, working capital needs and payment of interest on our financial debt. As of December 31, 2025, our cash and cash equivalents (defined as cash and banks and short-term investments as sated in Note 29 to our consolidated financial statements) was Ps. 31,416 million.
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
During the fiscal year ended December 31, 2025 and 2024, Loma Negra entered into funding agreements through stock market repurchase agreements (caución bursátil). These borrowings were obtained through Banco de Valores S.A. and were secured by public securities obtained on loan. The cost of these guarantees is included in the borrowing rate and is accrued over the duration of the loan. The Group does not recognize assets or liabilities in connection with the collateral granted, as the associated guarantees do not transfer the rights or obligations of ownership. The Company also entered into fundraising agreements by issuing promissory notes through the EPYME channel of Caja de Valores S.A.
On July 24, 2025, the Group issued its Class 5 Corporate Bonds in U.S. dollars for a total amount of US$ 112.9 million, with a fixed annual nominal interest rate of 8% payable semi-annually, and maturing on July 26, 2027. The corporate bonds were subscribed and integrated (i) in kind by delivering Class 2 and Class 3 corporate bonds for an amount of US$ 16.3 million and US$ 11.9 million, respectively, and (ii) in cash in U.S. dollars for a total amount of US$ 84.2 million. The exchange ratio for the Class 2 and Class 3 bonds was 100.91 and 103.10 of face value per 100 bonds tendered, respectively. In both cases, the exchange ratio includes accrued interest from the last interest payment date of the bonds to the date of issue and settlement, exclusive of all other amounts.
As approved at the board of directors on January 7, 2026, on January 23, 2026, the Group issued Class 6 Corporate Bonds in U.S. dollars for a total amount of US$ 60,000,000, with a fixed annual nominal interest rate of 6.5% payable semi-annually, and maturing on January 23, 2029. The corporate bonds were subscribed and integrated (i) in kind through the delivery of Class 3 corporate bonds for an amount of US$2,844,941 and (ii) in cash in U.S. dollars for a total amount of US$57,059,291. The exchange ratio of the Class 3 corporate notes was 103.37 of face value for every 100 delivered, respectively. The exchange ratio includes interest accrued from the last interest payment date of the corporate bonds to the issuance and settlement date, exclusive of all other amounts.
Details of the outstanding borrowings as of December 2025 are included below. See "Item 5.B. Indebtedness and Financing Strategy."
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
Capital Resources
After the completion of our capacity expansion project with the second line of L'Amalí in 2021, we significantly reduced our capital expenditures needs. During 2025, we principally invested in maintenance capital expenditures and the 25 kilograms project, which were financed mainly from our cash of operations and new debt financings.
Regarding future commitments, we have no other material investment plans other than the ones related to maintenance capital expenditures.
Cash Flows
The table below sets forth our cash flows from continuing operating activities, continuing investing activities and continuing financing activities for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of Ps.)
Cash and cash equivalents at the beginning of the year	11,251.8	19,291.0	43,809.0
Net cash generated by operating activities	65,396.2	164,065.1	243,582.1
Net cash used in investing activities	(66,711.4)	(95,891.0)	(102,627.2)
Net cash generated by (used in) financing activities	21,398.8	(63,493.2)	(117,695.9)
Effect of restating in constant currency of cash and cash equivalents	(12,102.6)	(13,198.1)	(66,514.0)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	12,182.7	478.0	18,737.1
Cash and cash equivalents at the end of the year	31,415.7	11,251.8	19,291.1

Year Ended December 31, 2025
In 2025, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities, was Ps. 162,126 million. The sum of changes in operating assets and liabilities were Ps. 96,730 million in 2025, which was mainly due to an increase in trade accounts receivable and other receivables of Ps 56,117, an increase in inventories of Ps 13,947 and cash flows of a Ps. 75,321 million in income tax paid, partially offset by cash flows from an increase in accounts payable of Ps. 18,249 million and an increase of Ps. 17,790 from tax liabilities. In 2025, net cash provided by operating activities amounted to Ps. 65,396 million.
Our net cash flow used in investing activities was Ps. 66,711 million in 2025, mainly as a result of our acquisition of property, plant and equipment of Ps. 62,886 million.
Our net cash flow generated by financing activities was Ps. 21,399 million in 2025, primarily due to net proceeds from borrowings of Ps. 61,141 million partially offset by interest paid to service our debt of Ps. 37,414 million.
Our cash and cash equivalents of continuing operations increased by Ps. 20,164 million in 2025.
Year Ended December 31, 2024
In 2024, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities, was Ps. 201,255 million. The sum of changes in operating assets and liabilities used cash by Ps. 37,190 million in 2024, which was mainly due to an increase in inventories of Ps 60,629, an increase in trade accounts receivable of Ps 52,422, a decrease in other liabilities of Ps. 14,794 and cash flow of Ps. 16,437 million in income tax paid, partially offset by cash flows from an increase in accounts payable of Ps. 71,830 million and an increase of Ps. 30,139 from other receivables. In 2024, net cash provided by operating activities amounted to Ps. 164,065 million.
Our net cash flow used in investing activities was Ps. 95,891 million in 2024, mainly as a result of our acquisition of property, plant and equipment of Ps. 96,094 million.
Our net cash flow used in financing activities was Ps. 63,493 million in 2024, primarily due to interest paid to service our debt of Ps. 81,022 million, partially offset by net proceeds from borrowings of Ps. 20,596 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 8,039 million in 2024.
Year Ended December 31, 2023
In 2023, our cash resulting from profit before tax, adjusted to reconcile net profit to net cash generated by operating activities, was Ps. 219,772 million. The sum of changes in operating assets and liabilities was Ps. 23,810 million in 2023, which was mainly due to an increase in trade payables of Ps 129,517, an increase in other liabilities of Ps 20,247, and an increase in salaries and social security contributions of Ps 19,314, partially offset by cash flows of Ps. 15,849 million in income tax paid, an increase of Ps. 85,476 million from trade accounts and other receivables and an increase in inventories of Ps. 41,754 million. In 2023, net cash provided by operating activities amounted to Ps. 243,582 million.
Our net cash flow used in investing activities was Ps. 102,627 million in 2023, mainly as a result of our acquisition of property, plant and equipment of Ps. 103,280.
Our net cash flow used in financing activities was Ps. 117,696 million in 2023, primarily due to dividend payments of Ps. 248,780 million, interest paid to service our debt of Ps. 155,764 million, partially offset by net proceeds from borrowings of Ps. 289,600 million.
Our cash and cash equivalents of continuing operations decreased by Ps. 24,518 million in 2023.
Indebtedness and Financing Strategy

As of December 31, 2025, our total outstanding consolidated borrowings were Ps. 297,908 million, consisting of Ps. 134,273 million of short-term borrowings, including current portion of long-term borrowings (or 45% of our total borrowings) and Ps. 163,635 million of long-term borrowings (or 55% of our total borrowings).

Our foreign currency-denominated consolidated borrowings as of December 31, 2025, were Ps. 253,981 million (or 85% of our total borrowings), all of which were denominated in U.S. dollars. Our peso-denominated borrowings were Ps. 43,927 million (or 15% of our total borrowings).

As of December 31, 2025, 15% of the company's consolidated loans accrued interest at a variable rate, as it is debt in pesos. The remaining 85% accrued interest at a fixed rate, all of which in foreign currency.
The following tables set forth selected information with respect to our principal outstanding borrowings as of December 31, 2025 (expressed in thousands of Ps.), compared with the previous fiscal year:

	2025					2024
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - USD
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	1,350,976
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	3,371,681
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	2,328,810
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	3,849,107
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	3,182,012
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	6.80%	Jan-26	4,967,452	3,005,289
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.25%	Feb-26	157,322	137,208
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.37%	Apr-26	1,190,496	1,004,443
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.00%	Jul-26	35,160	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.00%	Aug-26	69,703	-
Total borrowings in foreign currency					6,420,133	18,229,526

Borrowings in local currency
Bank overdrafts	(2)	Ferrosur Roca S.A.	56.99%	Jan-26	14,392,213	6,410,413
Bank overdrafts	(2)	Loma Negra C.I.A.S.A.	28.00%	Jan-26	2,959,086	389,107
Securities-guaranteed borrowing	(3)	Loma Negra C.I.A.S.A.	72.31%	Jan-26	26,575,482	12,321,973
Total borrowings in local currency					43,926,781	19,121,493

	2025					2024
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - USD
Serie – Class 2	(4)	Loma Negra C.I.A.S.A.	-	-	-	97,482,336
Serie – Class 3	(4)	Loma Negra C.I.A.S.A.	7.49%	Mar-26	64,048,636	76,295,087
Serie – Class 4	(4)	Loma Negra C.I.A.S.A.	6.00%	May-26	14,657,494	13,689,974
Serie – Class 5	(4)	Loma Negra C.I.A.S.A.	8.00%	Jul-27	168,855,037	-
Total corporate bonds in foreing currency					247,561,167	187,467,397

Total	297,908,081	224,818,416
As of December 31, 2025, the average maturity of our indebtedness was 1.0 year. Our financing strategy over the next years principally involves minimizing the firm cost of capital, maintaining an adequate indebtedness level with a debt maturity profile compatible with our anticipated cash flow generation and anticipated capital expenditures.
As of December 31, 2025, our Company's debt contracts do not include restrictive clauses that imply an obligation to maintain financial ratios and/or non-financial commitments to which it must adhere.
The following is a description of our material indebtedness as of the date of this annual report.

(1)
As of December 31, 2025 and 2024, Loma Negra entered into fundraising agreements by issuing promissory notes through the EPYME channel of Caja de Valores S.A. These notes bear interest at a fixed rate and are not guaranteed.

(2)
As of December 31, 2025 and 2024, the Group carries bank overdrafts in the amount of 17,351,299 and 6,799,520, respectively. Bank overdrafts existing at the beginning of the year were canceled regularly during fiscal year 2025.

(3)
During the fiscal year ended December 31, 2025 and 2024, Loma Negra took a borrowing through Banco de Valores S.A., providing as collateral securities obtained on loan. The cost of these guarantees is included in the borrowing rate and is accrued over their duration. The Group does not recognize assets or liabilities in connection with the collateral granted because its loan conditions do not provide risks and rewards of ownership over them.

(4)
On June 21, September 11, and November 2, 2023, Loma Negra issued its Class 2, 3 and 4 Corporate Bonds in dollars for a total amount of US$ 71,723 thousand, US$ 55,000 thousand and US$ 10,000 thousand, with an interest rate of 6.5%, 7.49% and 6.00%, and maturing on December 21, 2025, March 11, 2026 and May 2, 2026, respectively. Interest is paid semiannually. On July 24, 2025, the Group issued its Class 5 Corporate Bonds in dollars for a total amount of US$ 112,878,134, with a fixed annual nominal interest rate of 8% payable semi-annually, and maturing on July 26, 2027. The corporate bonds were subscribed and integrated (i) in kind by delivering Class 2 and Class 3 corporate bonds for an amount of US$ 16,265,844 and US$ 11,866,417, respectively, and (ii) in cash in US dollars for a total amount of US$ 84,230,001. The exchange ratio for the Class 2 and Class 3 bonds was 100.91 and 103.10 of face value per 100 bonds tendered, respectively. In both cases, the exchange ratio includes accrued interest from the last interest payment date of the bonds to the date of issue and settlement, exclusive of all other amounts. The issuance of these corporate bonds in foreign currency has been carried out within the scope of the local public offering, without intervention of the single and free exchange market ("MULC"). As of December 31, 2025, the Corporate Bonds Class 2 were totally canceled.

Contractual Commitments
The following table presents information relating to our contractual obligations as of December 31, 2025:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Financial borrowings (1)	297,908.1	134,272.9	163,635.1	-	-
Accounts payable	118,175.5	118,175.5	-	-	-
Taxes payable	15,805.5	11,360.6	4,444.9	-	-
Salaries and social security contributions	26,318.8	24,360.4	1,958.5	-	-
Lease liabilities	3,533.7	2,205.2	1,282.4	46.1	-
Severance payment plans	1,111.3	746.1	344.0	21.2	-
Other debts(2)	1,260.4	556.7	-	-	703.7
Total	464,113.3	291,677.5	171,664.9	67.3	703.7
________________
(1)See Note 24 to our audited consolidated financial statements.
(2)Corresponds to our internal information.

Selected Ratios
The following table sets forth comparative ratios as of and for the years ended December 31, 2025, 2024 and 2023:

	As of and for the Year Ended December 31,
	2025	2024	2023
Liquidity (1)	1.44	1.02	1.09
Solvency (2)	1.28	1.29	0.85
Non-current assets to total assets ratio (3)	0.77	0.81	0.80
Profitability (4)	0.02	0.21	0.03
(1)Current assets / Current liabilities
(2)Shareholder’s equity / Total liabilities
(3)Non-current assets / Total assets
(4)Net profit / Average shareholder’s equity

Supply Contracts

In 2007, we entered into a 15-year agreement with Siderar S.A.I.C., Argentina’s largest steel company, for the supply of ground granulated blast-furnace slag. The contract has been extended until 2027.

We purchase various sources of energy from several suppliers, traders and distributors of natural gas. The relations with these suppliers ensure that we have the necessary levels of energy to operate and give us flexibility to purchase additional energy, if needed. None of these purchase orders represents a material amount of our total energy supply.

In 2016, we entered into 20-year contract with Genneia S.A. and in 2018 we entered into a 20-year contract with Aluar Aluminio Argentino S.A.I.C., for the provision of wind-sourced electric power commencing on January 1, 2018 and in February 1, 2019, respectively, to ensure compliance with the obligations imposed by Law No. 26,190 and Law No. 27,191, and related regulations, whose main objective is to reduce the use of fossil energy by increasing the use of renewable energy for industrial users in Argentina commencing in 2018. In 2025, we entered into a 5-year contract with Luz de Tres Picos S.A. and Generación Eléctrica Argentina Renovable I S.A. SDE PEO, which will begin operating in September 2026. With these contracts, we currently exceed the requirements of the Law No. 27,191, reaching approximately 57% of renewable energy in the energy matrix.
C.Research and Development, Patents and Licenses, etc.
Intellectual Property

As of December 31, 2025, Loma Negra had 121 registered trademarks, one of which is pending trademark application for renewal with the Argentine National Intellectual Property Institute ("INPI" (Instituto Nacional de la Propiedad Industrial)). In addition, Recycomb has two registrations and Ferrosur Roca has one registration and Fundación Loma Negra has two registrations. There are no pending trademarks of these companies. We do not own any registered patents, industrial models or designs.
We are required to renew these trademark registrations when they expire at the end of their respective terms. Under the Argentine Trade and Service Marks Law No. 22,362, as amended, the term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter if, within the five-year period prior to each expiration, the trademark was used in the marketing of a product, in the rendering of a service or as the designation of an activity. In addition, trademark holders must file a sworn declaration of use between the fifth and sixth year following registration, evidencing that the trademark has been used in connection with the relevant goods or services. Failure to comply with such requirement may result in the lapse of the registration. We have no pending litigation related to trademark matters. We have also registered our trademarks in Bolivia, Brazil, Chile, Paraguay and Uruguay.
As of December 31, 2025, Loma Negra has 5 oppositions filed against third parties’ trademarks which are currently being resolved under the administrative opposition proceedings at INPI. In addition, Loma Negra is owner of 13 internet domains registered at the Network Information Center Argentina (NIC).
We have no records of published works or deposits of unpublished works under copyright.

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

In 2023, the Argentine economy faced notable challenges. A severe drought affected the agricultural sector leading to considerable export and tax revenue losses, consequently contributing to a federal budget deficit. These difficulties were exacerbated by the electoral developments within the year.

The national consumer price index published by INDEC increased year-on-year by 211.4% in 2023 (as compared to 94.80% in 2022), 117.8% in 2024 and 31.5% in 2025. Additionally, the Argentine peso experienced a depreciation rate of 356.44% against the U.S. dollar in 2023, 27.7% in 2024 and 41.3% in 2025.

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

International reserves increased during 2025 and early 2026, primarily driven by financial support from international institutions and the appreciation of certain reserve assets (such as gold and currency revaluations). This growth was also supported by net foreign currency purchases by the BCRA in the professional exchange market and an increase in foreign currency deposits held by financial institutions at the BCRA. However, these inflows were partially offset by the BCRA’s intervention in the securities market to manage exchange rate volatility, interest and principal payments to international organizations (excluding the IMF), and the fulfillment of obligations under government securities, including the amortization of BOPREAL series. Furthermore, net outflows were recorded through the Local Currency Payment System (SML) and other regional settlement mechanisms.
Our results of operations and capital resources may be adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies as well as, increased freight costs. For additional information, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”
Political changes and the initial policy actions taken by the current government to stabilize the macroeconomic landscape and curtail public expenditure led to a contraction in cement industry activity, with dispatches declining by 24% year-over-year in 2024.

In 2025, cement dispatches have shown a moderate recovery, increasing by 5.6% year-over-year to reach 10.1 million tons, according to the Association of Portland Cement Manufacturers.

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
The members of our board of directors are elected at general shareholders’ meetings for one fiscal year and are eligible for reelection. The shareholders’ meeting may also appoint alternate members as substitutes for absent or unavailable members. The terms of all of our current members expire in the next fiscal year and once the next annual shareholders’ meeting is held in 2026. Our board of directors has a president and in his absence, the vice president presides. The president of the board of directors, or the vice president in his or her absence, is the legal representative of Loma Negra. There are no restrictions in our by-laws establishing a minimum age for directors for retirement or non-retirement under an age limit requirement or requiring directors to be our shareholders.
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
The following table lists the current members of our board of directors, as appointed by the ordinary shareholders' meeting held on April 23, 2026.

Name	Age	Position	Independent	Years as a Board Member as of December 31, 2025
Marcos Marcelo Mindlin	62	President	No	0
Sergio Damián Faifman	51	Vice-President	No	14
Darío Gustavo Epstein	62	Director	Yes	0
Diego Dayenoff	48	Director	Yes	0
Juan Pablo Trujillo	58	Director	Yes	0
Fernando Tisné	56	Director	No	0
Gregorio Charnas	66	Director	Yes	0
Andrés Mindlin	28	Alternate Director	No	0
Sean Mulroy	31	Alternate Director	No	0
Christopher Theuerkauf	26	Alternate Director	No	0
Marcos Marcelo Mindlin and Andrés Mindlin are father and son.
Brief descriptions of the biographical information of the members of our board of directors are presented below. As per section 256 of Argentine General Companies Law, the special address of our current directors is Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina. The majority of our directors reside in Argentina.
Marcos Marcelo Mindlin. Mr. Mindlin was appointed as a member of our board of directors since April 2026 and also serves as Chairman of Pampa Energía S.A. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the

Universidad de Buenos Aires. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and ODS S.A. He also served as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. In 2008, Mr. Mindlin founded, and since that time has directed, the Foundation whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaká, a leading Jewish-Argentine foundation, and a member of the Council of the Americas. Mr. Mindlin is currently Chairman of Grupo Dolphin Holding S.A., Emes Finance S.A. and member of the board of Orígenes Seguros de Retiro S.A., among others.
Sergio Damián Faifman. Mr. Faifman was appointed as member of Loma Negra´s board of directors in August 2012. He has acted as Vice-President of Loma Negra´s board of directors and CEO since November 2016. He has also been appointed in May 2025 as CEO of InterCement Brasil S.A. and in April 2026 as CEO of InterCement Participacoes and serves in both companies´ board of directors since April 2026. In addition, Mr. Faifman also currently serves as president of the Boards of Directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra. Also, he is currently Vice-President of FICEM (Inter-American Cement Federation) which in turn is member of the GCCA. Mr. Faifman is also a member of the Strategy and Finance Committee of InterCement Brasil S.A. (ICB). In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement, and is currently serving as Vice-President of both organizations. Mr. Faifman joined our company in November 1994 and, since then, has held several positions, including Logistics and Supply Director from June 2015 until November 2016, CEO of Yguazú Cementos from 2016 to 2020 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002. Currently, he is a member of the following Loma Negra’s Committees: Ethics and Compliance Committee, People and Governance Committee, and Results, Finance and Strategy Committee. Also, he is President of the board of Loma Negra’s Foundation.

Darío Gustavo Epstein. Mr. Epstein was appointed as member of our board of directors in April 2026. He is the founder of Sur Investment, Research for Traders and FinGuru. He received a bachelor´s degree in Public Accountancy and an MBA from the University of Michigan. Mr. Epstein was also a vicepresident of the Argentine National Securities Commission (CNV as per its acronym in Spanish).
Diego Dayenoff. Mr. Dayenoff was appointed as a member of our board of directors in April 2026. Mr. Dayenoff currently serves as Chief Investment Officer at Claure Group. Previously, he held senior positions at renowned investment firms such as Key Square / Ghisallo Capital Management and Fir Tree Partners, where he was a Partner and Managing Director. He is particularly noted for his experience as Portfolio Manager of the Argentina Special Opportunity Fund, which delivered strong results during a period of high volatility. Throughout his career, he has also worked at top-tier firms such as Eton Park Capital Management, SAC Capital Management, and Lehman Brothers. Mr. Dayenoff received a bachelor’s degree in Science in Business Administration from Universidad de Buenos Aires in 2000 and an MBA from Harvard Business School in 2005.
Juan Pablo Trujillo. Mr. Trujillo was appointed as a member of our board of directors in April 2026. He has more than 29 years of experience in control-oriented growth equity and private capital investments across the Americas. Mr. Trujillo is Managing Partner of Xperiment, an investment firm focused on industrial technology across food, energy, and materials value chains. He is also co-founder and Managing Partner of Pampa Capital, a private equity firm founded in 2002, where he has led the acquisition, scaling, and divestiture of companies in the agro-industrial sector, including Adeco Agro (NYSE: AGRO), Pla Group (sold to John Deere & Company), Mars Seed Group (sold to Groupe Limagrain), and Campo Austral (sold to BRF S.A.). Mr. Trujillo also serves as a member of the board of directors of Desarrolladora Energética S.A. (DESA). Prior to founding Pampa Capital, Mr. Trujillo worked at Credit Suisse First Boston in New York from 1996 to 2002 in its Investment Banking Division. Mr. Trujillo received an MPA from Harvard University and holds degrees in Economics and Law and a specialization in Financial Law from Universidad de los Andes, Colombia, where he graduated at the top of his class.

Fernando Tisné. Mr. Tisné was appointed as a member of our board of directors in April 2026. He joined Moneda Asset Management in 1994, and in 1999 he took charge of the development and management of the Moneda Latin American Debt Investment Fund. He has been a partner since 2006. Mr. Tisné currently serves as Head of Fixed Income Strategies at Moneda Asset Management. Between 2011 and April 2015, he served as president of the Chilean Association of Investment Funds (ACAFI). He currently serves on the board of directors of Moneda Asset Management S.A., Energía Latina S.A., and the Colombian company Termocandelaria Power Limited. Mr. Tisné received a bachelor´s degree in Business Administration with a concentration in Business Management from the Pontifical Catholic University of Chile.
Gregorio Charnas. Mr. Charnas was appointed as a member of our board of directors in April 2026. He is a founding partner of CT Bankers S.A., and serves as a director of Unigel. He served as Vice Chairman and Head of Restructuring at Lazard for Latin America, excluding Brazil and Mexico. Previously, he held the positions of COO, CEO and Senior Partner at MBA Lazard. Mr. Charnas received a bachelor's degree in Economics from the Universidad de Buenos Aires, a master's degree in Finance from the Centro de Estudios Macroeconómicos Argentinos (CEMA), and completed the Executive Program at the Tuck Graduate School of Business at Dartmouth College.
Andres Mindlin. Mr. Mindlin was appointed as an alternate member of our board of directors in April 2026. He has developed activities as a real estate developer for the last years, and currently holds the position of New Business Director at Creaurbana S.A.

Sean Mulroy. Mr. Mulroy was appointed as an alternate member of our board of directors in April 2026. Mr. Mulroy joined Redwood Capital Management in 2021 and leads many of the firm's investments in the building products sector. He has approximately 10 years of experience across investment banking, private equity and public markets investing. Previously, Mr. Mulroy was a member of the Hybrid Value Fund team at Apollo Global Management and, prior to that, worked in the Restructuring and Debt Advisory Group at Evercore Partners. He began his career as an investment banking analyst at Miller Buckfire & Co. Mr. Mulroy received a B.A. in Finance and Accounting from Villanova University in 2016.

Christopher Theuerkauf. Mr. Theuerkauf was appointed as an alternate member of our board of directors in April 2026. He is an Analyst at Redwood Capital Management, having joined in 2025, and supports the firm’s investments in the building products sector. He has approximately 5 years of experience across investment banking, private equity, and public markets investing. Previously, Mr. Theuerkauf was a member of the Hybrid Value Fund team at Apollo Global Management and, prior to that, worked in the Restructuring and Capital Solutions Group at Lazard. Mr. Theuerkauf graduated magna cum laude with a B.S. in Finance and Mathematics from Washington University in St. Louis in 2021.

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
B.Compensation
Executive Officers
Our executive officers receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was Ps. 5,105 million in 2025 and Ps. 4,747 million in 2024. Additionally, Ps. 1,314 million and Ps.1,010 million have been accrued as long-term incentive program during the fiscal years ended December 31, 2025 and 2024, respectively (See Note 19 to our audited consolidated financial statements).
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

During the annual ordinary shareholders’ meeting held on April 23, 2026, the shareholders approved total directors’ compensation of Ps. 2,288 million and total fees for the members of our supervisory committee of Ps. 64.9 million, for services rendered during 2025.

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
Long-Term Incentive Program
Phantom Stock Plan
On January 24, 2018 our board of directors established the long-term incentive program, or the incentive program, with the purpose of attracting, retaining and motivating certain hierarchical employees by providing them incentives directly linked to shareholder value. The incentive program had an annual frequency, with granting of phantom stock rights occurring in the month immediately following the publication of our audited consolidated financial statements for the previous fiscal year. Such options were granted in the framework of an annual plan. Grants were determined by our board of directors. This program was terminated by resolution of our board of directors adopted on February 12, 2021. However, outstanding annual grants previously made under this program remain in force in accordance with their terms.
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

This Phantom Stock Incentive Program is no longer in place for purposes of new grants and, as amended by the board of directors’ meeting held on February 12, 2021, was replaced by other compensation plans as described below. However, outstanding annual grants previously made under this program remain in force in accordance with their terms. As of the date of this annual report, only certain phantom stock rights granted pursuant to the 2017 plan remain outstanding under the Phantom Stock Incentive Plan.
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

On February 12, 2021 the board meeting that established the two long-term stock-based plans, also approved the granting of a total amount of 10,069 ADRs corresponding to the 33% of the first installment of the first year. Such amount was distributed on January 5, 2022. On January 2, 2023 17,473 ADRs were distributed, corresponding to the 33% of the second installment of the plan for the year 2021 and 33% to the first installment of the plan for the year 2022. On January 3, 2024, 25,650 ADRs were distributed corresponding to the 34% of the third installment of the plan for the year 2021, 33% to the second installment of the plan for the year 2022 and 33% to the first installment of the plan for the year 2023. On January 6, 2025, the cash equivalent to 27,336 ADRs was paid to the corresponding employees. This distribution included 34% of the third installment for the year 2022, 33% of the second installment for the year 2023, and 33% of the first installment for the year 2024. The distributions made during 2025 were paid in cash equivalents. On January 6, 2026, the cash equivalent to 29,334 ADRs was paid to the corresponding employees. This distribution included 34% of the third installment for the year 2023, 33% of the second installment for the year 2024, and 33% of the first installment for the year 2025. The distributions made during 2026 were paid in cash equivalents.

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

On March 18, 2024, 39,974 ADRs were distributed for the program corresponding to the year 2021. Subsequently, on March 10, 2025, a cash payment equivalent to 22,952 ADRs was made to the corresponding employees under the same 2021 program. No payments were made under this program in 2026.

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
Supervisory Committee
Our supervisory committee (Comisión Fiscalizadora) consists of three members appointed at our shareholders’ meeting for a term of one year. Members may be reelected. The primary responsibility of our supervisory committee is to supervise the compliance by our management with Argentine law and with our bylaws as well as to review our financial statements and to report their findings to our shareholders. Our supervisory committee is required to elect a president among its members and shall meet every quarter and at any time when called by its president. Decisions of the supervisory committee require a quorum of a majority of members and are taken by a majority vote. According to the LMC and our bylaws, the supervisory committee may be rescinded provided that an Audit Committee was duly appointed. The decision to rescind the appointed supervisory committee must be passed by an extraordinary shareholders' meeting with a quorum 75% of the shares entitled to vote and with the majority of 75% of votes -without applying the plurality of votes of the shares entitled to vote. The following table lists the current members of our supervisory committee, who were elected at a shareholders’ meeting held on April 23, 2026:

Name	Year of Appointment	Position Held	Age
Diego Martín Salaverri	2026	Member	61
Sebastián Cordova Moyano	2026	Member	53
Adriana Irene Calvo	2026	Member	63
Felipe Oviedo Roscoe	2026	Alternate	43
Antonio Lattuca	2026	Alternate	83
Tomás Arnaude	2026	Alternate	44

The following are brief biographical descriptions of the members of our supervisory committee:
Diego Martín Salaverri. Mr. Salaverri was appointed as a member of our Supervisory Committee since April 2026. Mr. Salaverri serves as member of the Board of Directors of SACDE and member of the Supervisory Committee of Cardif Seguros S.A., Soluciones de Asistencia Integral S.A., Préstamos y Servicios S.A., Life Seguros de Personas y Patrimoniales S.A., Orígenes Seguros de Retiro S.A., Grupo Dolphin Holding S.A., Partners I S.A. and Norpatagónica S.A., among others. Mr. Salaverri is founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. Mr. Salaverri earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires.
Sebastián Cordova Moyano. Mr. Cordova was appointed as a member of our Supervisory Committee since April 2026. He is a founding partner and leader at Cordova Francos Abogados, a firm specializing in advising international funds on investments in Argentina. Previously, he was a partner at leading local law firms and was part of the Latin America team at Chadbourne & Parke in New York. Mr. Cordova specializes in executing fund investments and M&A transactions. He represents funds on the boards of media and energy companies. Mr. Cordova earned his law degree from the University of Buenos Aires and holds a Master of Laws (LLM) from Columbia University (NY).

Adriana Irene Calvo. Mrs. Calvo was appointed as a member of our Supervisory Committee since April 2026, and a member of the Audit Committee of IDEA, since 2021. In 2017, she was the partner in charge of the audit for Loma Negra C.I.A.S.A. during its initial public offering, one of the largest Argentine IPOs of the past 20 years. Since 2022, she has served as Director of the Department of Information Management and Regulations and Director of the Certified Public Accountant program at the Pontifical Catholic University of Argentina (UCA).She has a solid teaching background dating back to 1990 at universities such as Austral University, UBA, Salvador University, and Belgrano University, specializing in International Financial Reporting Standards. Mrs. Calvo is a Certified Public Accountant and holds a Bachelor’s degree in Business Administration (UBA) and an MBA (IDEA). Mrs. Calvo has extensive experience with domestic and international companies, particularly in auditing processes, reporting under IFRS and US GAAP, and high-impact transactions such as IPOs in Argentina and with the U.S. SEC.

Felipe Oviedo Roscoe. Mr. Oviedo was appointed as alternate member of our Supervisory Committee since April 2026. He heads the Corporate Department of Cordova Francos Abogados and is also actively involved in the M&A and Finance practices. He graduated with a law degree from the University of Buenos Aires in 2005 and earned a Master’s degree in Law and Economics from Torcuato Di Tella University, as well as completing postgraduate courses in Argentina and abroad (including the Annual Academy of American and International Law held at the Center for American and International Law in Texas.

Antonio Lattuca. Mr. Lattuca was appointed as alternate member of our Supervisory Committee since April 2026. He served as a full member of the Special Committee on Accounting and Auditing Standards (CENCYA) of the FACPCE (1993–2012), Director of the Center for Scientific and Technical Studies (CECYT) at FACPCE (1988–1991), a researcher in the areas of Accounting and Auditing at CECYT, and a member of its Advisory Board until 2012. Mr. Lattuca was a partner at Deloitte & Co. in the Audit department until his retirement as an active partner, remaining affiliated with the firm as a consultant. He currently serves as a trustee for various publicly traded companies and other entities regulated by the SSN, IGJ, and INAES.Mr. Lattuca is a Certified Public Accountant and Appraiser, having graduated from the National University of the Littoral in 1965, with an extensive and distinguished academic and professional career in the fields of accounting and auditing.

Tomás Arnaude. Mr. Arnaude was appointed as alternate member of our Supervisory Committee since April 2026. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán and was a foreign associate of Shearman & Sterling LLP in 2010 - 2011. He currently serves as a member of the Supervisory Committee of Fertil Pampa S.A.U., Generación Argentina S.A., Life Seguros de Personas y Patrimoniales S.A. and Vientos Solutions Argentina S.A.U., among others. Mr. Arnaude received his law degree from the Universidad Católica Argentina, Buenos Aires.
Committees of the Board of Directors
Our board of directors has established an Audit Committee as well as other committees as described below. We expect our board of directors to have such other committees as the board of directors may determine from time to time.

Audit Committee
Our Audit Committee is composed of three members, all designated by our board of directors. All members of the audit committee were appointed by our board of directors on April 23, 2026, and their terms will expire at the next annual shareholders meeting. The following table provides relevant information about the members of our audit committee:

Name	Position	Age	Election Date	Condition
Darío Gustavo Epstein	Permanent	62	2026	Independent
Juan Pablo Trujillo	Permanent	58	2026	Independent
Gregorio Charnas	Permanent	66	2026	Independent
As of the date of this annual report, all of the members of our audit committee are independent under CNV regulations, Rule 10A-3 under the Exchange Act, or Rule 10A-3, and the applicable NYSE standards. In addition, our board of directors has determined that each of the members of our Audit Committee is “financially literate” within the meaning of the rules of the NYSE and that Darío Gustavo Epstein is an “audit committee financial expert” within the meaning of Item 16A of Form 20-F under the Securities Act and has the requisite accounting or related financial management expertise under the rules of the NYSE.
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

D.Employees
As of December 31, 2025 we had a total of 2,689 employees. We have collective bargaining agreements with the union that represents our blue collar employees in the cement industry, or AOMA. Certain of our subsidiaries have collective bargaining agreements with unions that represent their employees in the railway transportation industry (APDFA, La Fraternidad and Unión Ferroviaria), in the chemical industry (FESTIQyPRA), and in the construction industry (UOCRA). The Company has no significant labor conflicts. In the past four years, the Company has not experienced any specific strike affecting all its operations and, consequently, we have not lost any working days in 2025 due to union actions.

	As of December 31,
Business Segment	2025	2024	2023
Cement	1,378	1,424	1,415
Concrete	228	263	285
Aggregates	72	71	74
Railroad	975	1,028	1,077
Others	36	35	34
Total	2,689	2,821	2,885
E.Share Ownership

As of April 10, 2026, to the Company's best knowledge, the following members of our board of directors and senior management owned shares in the Company: Marcos Marcelo Mindlin (indirectly owns 24,668,322 shares - 4.23%), Gerardo Oscar Diez (10,714 ADRs - 0.01%), and Lucas Ariel Amchite (800 ADRs - 0.00%).
To the Company's best knowledge, no other member of our board of directors or senior management owns any shares of the Company.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not Applicable
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of our outstanding shares, which may be represented by ADSs, as of April 10, 2026 by:
•each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares; and
•all of our directors and executive officers as a group.
As disclosed in “Item 6.E. Share Ownership,” none of our directors or executive officers beneficially owns one percent or more of our ordinary shares as of the date referenced above. The beneficial ownership of our ordinary shares, including shares in the form of ADSs, is determined in accordance with the rules of the SEC and generally refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2026, through the exercise of any option or warrant. The amounts and percentages are based upon 583,483,151 ordinary shares as of March 31, 2026.
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
The table below sets forth information concerning the beneficial ownership of our ordinary shares as of April 10, 2026:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage of our Capital Stock
InterCement Trading e Inversiones Argentina, S.L. (1)	304,233,740	52.1
ANSES (2)	53,872,104	9.2
Directors and Executive Officers as a Group	*	*
________________
(1)Based on information provided by InterCement Trading e Inversiones S.A., it owns and controls 100% of the voting shares of InterCement Trading e Inversiones Argentina S.L. InterCement Portugal S.A. owns and controls 100% of InterCement Trading Inversiones S.A. InterCement Participações S.A. owns and controls 99.5% of the share capital of InterCement Portugal S.A. As stated on our report on Form 6-K furnished on April 6, 2026, Latcem LLC, Redwood, Moneda, Cigna Health and Life Insurance Company and other shareholders held approximately 38.7%, 26.7%, 24.0%, 4.9% and 5.7%, respectively, of the outstanding share capital of InterCement Participações S.A.

Redwood holds its participation through DD3 Indigo Vale, LLC (9.3%) and RMF Indigo Vale, LLC (17.5%).
Moneda holds its participation through Moneda LatAm High Yield Credit Fund PLC (18.061%), Moneda Luxembourg
Sicav-Latam Corporate Credit Fund (0.0171%), Moneda Latin American Corporate Debt (4.818%) and Moneda Renta
CLP Fondo de Inversion (0.927%).

(2)    The amount of shares owned by the National Social Security Association of Argentina (Administración Nacional de la Seguridad Social), or the ANSES, is based on the information provided by ANSES to the company to attend to the annual ordinary shareholders' meeting held on April 23, 2026.

*Other than Marcos Marcelo Mindlin, as disclosed in Item 6.E, each of our directors and executive officers individually owns less than 1% of our outstanding ordinary shares.

Other than InterCement Trading e Inversiones Argentina, S.L. and ANSES, we are not aware of any person that is the beneficial owner of five percent or more of our voting securities.
Significant Changes in Percentage Ownership

To our knowledge, there have been no significant changes in the percentages of ownership held by the major shareholders listed below, except as disclosed below.

Between January 2020 and January 2021, ownership of 304,233,740 ordinary shares was transferred from Caue Austria Holding GmbH to Intercement Trading e Inversiones, S.A., and subsequently to its subsidiary Intercement Trading e Inversiones Argentina, S.L., which currently holds 52.14% of Loma Negra’s capital stock.

On June 4, 2020, Intercement Trading e Inversiones S.A. granted a first priority pledge over all of its Loma Negra shares in favor of Trustee Distribuidora de Títulos e Valores Mobiliários Ltda., as collateral for certain debenture obligations of Intercement Brasil S.A. totaling BRL 4,676,827,000 to refinance existing financial debt.

On February 23, 2024, InterCement Participações S.A. engaged advisors to evaluate strategic alternatives. After extrajudicial reorganization efforts failed, it filed for judicial reorganization on December 3, 2024. On December 10, 2025, the court in São Paulo, Brazil approved the judicial reorganization plan, as previously disclosed on October 6, 2025.

On March 31, 2026, we were informed by InterCement Participações S.A. that the parties to the pledge agreement had executed an amendment thereto in order to reflect a new priority ranking structure resulting from its judicial reorganization plan, the court approval of which we previously disclosed on our report on Form 6-K dated December 10, 2025. This pledge remains in place as of the date of this annual report, and we cannot assure you that InterCement Brasil S.A. and its guarantors (including our indirect controlling shareholder) will be able to satisfy its restructured debentures obligations or that the pledged shares will not be foreclosed upon. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Shares and the ADSs—The pledge of a portion of our shares by InterCement Trading e Inversiones Argentina S.L.,our indirect controlling shareholder, may lead to market fluctuations and potential change of control."

On April 6, 2026, we furnished a report on Form 6-K stating that we were informed that InterCement Participações S.A. held an extraordinary meeting at which, among other matters, the following resolutions were approved: (i) a capital increase and the consequent issuance of 1,286,045,664 new shares, which were subscribed by certain creditors of InterCement Participações S.A. who elected to receive shares as a form of payment (among other alternatives); (ii) the waiver of the preemptive subscription rights by Mover Participações S.A., which was the former ultimate controlling shareholder of InterCement Participações S.A.; (iii) the cancellation of all shares of InterCement Participações S.A. held by Mover Participações S.A.; and (iv) the appointment of a new board of directors if InterCement Participações S.A. Additionally, we were informed that each of Latcem LLC, Redwood, and Moneda acquired significant interests in InterCement Participações S.A., and that there are no agreements among such new shareholders regarding the corporate governance of InterCement Participações S.A. or any of its subsidiaries, whether direct or indirect, including our company. This change in the ultimate indirect ownership structure of our company could have effects on our company and the market price of our ADSs similar to those of a direct change of control transaction. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Our Ordinary Shares and the ADSs."

For further information about the impact of a change of control pursuant to regulations in force in Argentina, see “Exhibit 2.2 Description of Registrant’s Securities.”
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

We maintained certain agreements with other companies controlled by InterCement Participações S.A., our indirect controlling shareholder, in the ordinary course of business in order to share costs and expenses related to the use and maintenance of certain shared administrative functions. These agreements have expired and complied at all times with legal requirements regarding conflict of interests and are monitored closely by our management.
As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors and executive officers. Please refer to the below disclosure and Note 19 to our audited consolidated financial statements included elsewhere in this annual report for more information.
Other Transactions
Know-how Offer Letter with InterCement Participações S.A.
On August 28, 2020, we accepted an offer from InterCement Participações S.A. (the “Offer”) for the transfer of technical know-how relating to the designing and manufacturing of building materials, such as cement, clinker, and concrete, among others, for the purpose of optimizing the performance and the operations of our company. The Offer allowed us to have access to the know-how possessed and developed by InterCement Participações S.A., such as, technology, engineering, development of management systems to enhance performance and processes, industrial sustainability and innovation. The royalty fee for the transfer of technical know-how represents 1% of our company’s revenues in nominal values not adjusted for inflation pursuant to our unconsolidated financial information for each year of validity of the Offer and was paid on a quarterly basis. The Offer was renewed automatically for successive one-year periods. This contract ended in August 2023.
Offer Letter Services from Loma Negra to InterCement Participações S.A.
On September 29, 2021, InterCement Participações S.A. accepted our offer regarding the provision of services to themselves or to any other company of the InterCement Group on its behalf (the “Services”). Such Services included, but were not limited to: development and implementation of performance management, optimization and operational progress tools, technical support in the areas of process engineering, geology, raw materials, maintenance, products and quality, technical training of managers, engineers, and technicians and prospecting of new international business (due diligences). The fees for the Services represented (i) the Net Costs (meaning all costs in which we incurred in connection with providing the Services); plus (ii) an arm’s length return for all Services levied at 8%. The term of the agreement was three years starting September 2021. The agreement expired on September 2023, in accordance with its terms.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2025 and 2023 and for the three years ended December 31, 2025, 2024 and 2023 included in this annual report.
Legal Proceedings

We were party to various legal and administrative proceedings, including civil and labor claims filed by former employees and subcontractors’ employees and public authorities relating to overtime payments, paid leave, working hours, safety, occupational accidents and compensation for exposure to health hazards and tax claims. As of December 31, 2025, such claims involved a total amount in controversy of Ps. 18,363 million, of which Ps. 4,060 million corresponded to probable claims, Ps. 13,384 million to possible claims, including mainly Ps. 420 million related to tax contingencies, Ps. 5,034 million in labor contingencies and Ps. 7,930 million in administrative, commercial and other proceedings. The remaining Ps. 919 million corresponded to remote claims. It is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisers, the risk of loss is probable. As of December 31, 2025, we had established a provision in the amount of Ps. 4,060 million to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of December 31, 2025, we did not make any court judicial deposits related to these proceedings. For claims where we did not record any estimated liability, we will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.
As of December 31, 2025, there were no other material contingencies that could negatively impact our financial results.
The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of December 31, 2025
	Number of proceedings	Total Claims	Total Provisions
		(in millions of Ps.)
Labor and Social Security Proceedings	174	8,390.0	2,857.0
Civil and other proceedings	193	9,973.0	1,203.0
Total	367	18,363.0	4,060.0
See Note 26 to our audited consolidated financial statements in relation with possible contingencies for which we have not recorded a provision as it is not required under IFRS Accounting Standards.
Damnificados Financieros Asociación Civil’s Class Action

On February 27, 2007, Damnificados Financieros Asociación Civil filed a class action as representative of the holders of the notes issued by Inversora Eléctrica de Buenos Aires S.A., or IEBA, in an aggregate principal amount of Ps. 200,000,000, in 1997, or the IEBA Notes, against several defendants (including us, as a former minority shareholder of IEBA). Plaintiff seeks to extend liability to the defendants for the lack of payment of the IEBA Notes alleging, among other things, under-capitalization of IEBA, as issuer. We filed several defenses, including, without limitation, lack of standing to sue, statute of limitations, that we were no longer shareholders of IEBA at the time of the issuance of the IEBA Notes and that the IEBA Notes have been successfully restructured through a reorganization plan duly endorsed by the competent court with effect against all holders of the IEBA Notes and declared fulfilled by resolution of the same court dated April 18, 2008. On August 28, 2017, the Court admitted the class action and as of September 5, 2017, we appealed the Court’s decision. The Court rejected such appeal, thus on September 28, 2017, we filed a petition in error because of denial of appeal. Finally, the petition in error was admitted. As of August 14, 2018, the Court decided to confirm the appealed resolution regarding the admission and certification of the class action and order its registration in the Public Registry of Collective Processes (Registro Público de Procesos Colectivos). In 2019, the Court order to publish notice of the class action in the media. On September 2020, the publications’ project filed by the plaintiff was approved and in December 2020, the plaintiff certified the publication of the class action in its social media. On April 4, 2021, plaintiff requested the Court to open the evidentiary stage. On June 4, 2021, the Court deferred the ruling on defendants’ defenses until passing final judgment and ordered to send the docket to the Public Prosecutor. On August 28, 2021, the Court received the opinion of the Public Prosecutor. On September 16, 2021, the Court requested the parties to state whether a settlement would be possible. The parties answered the Court’s request. On March 3, 2022, after examining the proceedings the Court ordered compliance with pending procedural matters. On December 22, 2022 the court ordered the commencement of the evidentiary stage. After reviewing the evidence offered by the parties for quite some time, on March 28, 2023 the Court has ordered the parties to start producing their evidence. Currently, the parties are still producing the evidence offered. Based on information currently available and the current stage of the litigation, we believe that the chances of success of the claim against us are remote, and thus have not recorded any provision in the consolidated balance sheets as of December 31, 2025.
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

As this matter remains a general market inquiry rather than an adversarial claim against the Company, and given our non-party status, we do not expect this investigation to result in any material liability. Accordingly, no provision has been recorded in our consolidated financial statements as of December 31, 2025.

CNDC Market Investigation (C. 1491). In 2014, the CNDC initiated a market investigation that involved all construction materials companies. However, no particular company has been charged or is subject to investigation for anti-competitive behavior. In March and June 2014, Loma Negra submitted all the information requested by the Antitrust Commission. As of the date of this annual report, the case is still under analysis by the CNDC. While the CNDC’s general review of the sector remains open, it does not constitute a formal claim or proceeding against the Company. Consequently, we do not anticipate any material adverse impact on our financial condition or results of operations arising from this matter, and no provision has been recorded as of December 31, 2025.
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
Securities Complaints Commenced Against Loma Negra under US Jurisdiction
In 2018, two investors who purportedly purchased our ADSs pursuant and/or traceable to our IPO, commenced two different putative class actions before US courts on behalf of all persons and/or entities who purchased or otherwise acquired our ADSs pursuant and/or traceable to our prospectus and registration statement issued in connection with the IPO, and, in the case of the Federal Class Action (described below), on behalf of all persons and/or entities who purchased our ADSs on the open market between November 2, 2017 and May 23, 2018, inclusive. Loma Negra, its directors and some members of its senior management at the time of the IPO and Loma Negra Holding GmbH (now Intercement Trading e Inversiones, S.A.) were named as defendants in both actions.
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
Based on current regulations in Argentina, the shareholders’ meeting must allocate 100% of our net profit.
The table below sets forth our capital reserves as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(in millions of Ps.)
Legal reserve	25,207.0	25,207.0	25,207.0
Environmental reserve	196.8	196.8	196.8
Optional reserve for future dividends	670,406.4	468,071.9	448,374.8
Total reserves	695,810.2	493,475.7	473,778.6
Payment of Dividends
Form of Payment

In general, Argentine foreign exchange regulations may grant access to the FX Market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to an ADS depositary for the benefit of the foreign holders of ADSs if certain conditions are met. In particular, Argentine companies may access the FX Market to purchase and transfer foreign currency abroad for the payment of profits and dividends to non-resident shareholders, provided that such distributions correspond to distributable profits derived from realized earnings reflected in regular and audited annual financial statements for fiscal years beginning on or after January 1, 2025. Additionally, the “External Credits and Debts Survey” established by Communication “A” 6401, as amended, must have been complied with. Cases not falling under the exhaustive list provided by Argentine foreign exchange regulations will require prior approval of the BCRA to access the FX Market, which is seldom granted and acts as a de facto prohibition.

Furthermore, the total amount to be paid to non-resident shareholders through the FX Market shall not exceed the corresponding amount denominated in Pesos that was determined by the shareholders’ meeting. See “Item 10.D. Additional Information—Exchange Controls—Foreign indebtedness information regime”.
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
History of Payment of Dividends
Between 2017 and 2019, our shareholders approved the allocation of earnings primarily to reserves, including facultative reserves, in light of our investment plans, and no significant cash dividends were distributed. In 2020, our shareholders approved the allocation of the retained earnings to legal and facultative reserves, and subsequently authorized the use of reserve for future dividends.
In September, 2020, dividends in cash for a total of Ps. 2,400 million (nominal value not restated by inflation) were approved and paid in October 2020.
In 2021, our shareholders regularly approved allocations to an optional reserve for future dividends and delegated to the board of directors the authority to distribute dividends, in cash and/or in kind, subject to business performance and regulatory restrictions.
Pursuant to such authorizations, our board of directors approved dividend distributions of Ps. 5,150 million in April 2022, Ps. 10,300 million in July 2022 and Ps. 3,500 million in December 2022 (paid in January 2023) (nominal values not restated by inflation).
In 2023, our board of directors approved dividends in kind in Argentine Republic Treasury Bills for an aggregate nominal amount of Ps. 22,200 million in May 2023 and cash dividends of Ps. 13,700 million (paid in July 2023) (nominal values not restated by inflation).
The annual shareholders’ meeting held on April 23, 2026, approved (i) to allocate the sum of Ps. 23,585 million (in December 31, 2025 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially release and distribute in cash and/or in kind, one or more payments, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations through the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2026.
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

Our share capital as of December 31, 2025 consisted of Ps. 58,348,315.10, represented by 583,483,151 ordinary, book entry shares, with a par value of Ps. 0.10 per share and each entitled to one vote.

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
Shareholders’ Agreements
To our knowledge, as of the date of this annual report, there are, other as disclosed under "Item 3.D. Key Information—Risk Factors—The development of the judicial reorganization process of our indirect controlling shareholder, including a potential marketing process of our Company, may have an adverse effect on our business, financial condition or results of operations and/or the market price of our ordinary shares or ADSs", no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder.
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
•For payment of dividends and earnings, except, among other requirements, if (i) the total amount of said payment of profits and dividends as from January 17, 2020 (including the amount of the payment being made at the time of the access) did not exceed 30% of the value of new capital contributions of foreign direct investments made to local companies; (ii) such funds were settled through the FX Market; and (iii) regarding resident shareholders, the amount did not exceed the Peso-denominated sum determined by the shareholders' meeting. However, these restrictions were significantly updated by BCRA Communication “A” 8226 (dated April 11, 2025). This regulation simplified access to the FX Market for the payment of dividends corresponding to fiscal years beginning on or after January 1, 2025, provided that the company complies with general foreign exchange reporting requirements and other applicable BCRA standards.
•For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;
•For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;
•For the payment of principal under foreign financial indebtedness with related parties, except for certain exemptions. While this restriction remained strictly in place until December 2024, subsequent regulations, including Communication “A” 8150 and further updates in 2025, have gradually relaxed these requirements. Currently, companies may access the FX Market for the repayment of principal on financial debts with related parties provided that the funds were settled through the FX Market after certain dates (December 2023 or December 2024, depending on the case) or if the transaction falls under specific export-promotion regimes.
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
(iv)The proceeds from the export of goods by Argentine residents are subject to mandatory repatriation into the Argentine financial system and, generally, to conversion into Pesos through the FX Market. Under current regulations, as updated through 2025, the applicable timeframes for such repatriation and settlement, counted from the date of shipment, are as follows:
•30 consecutive days for crops, soybean oil, hydrocarbons and derivatives;
•180 consecutive days for all other goods; and
•365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than US$ 600,000 and individual exports of less than US$ 15,000 each.
Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five business days computed from the date of payment or collection. Until late 2025, for exports of certain services and all goods included in the Nomenclatura Común del MERCOSUR, the above could be considered completed when the exporter entered and settled in the exchange market an amount of no less than 80% of the invoiced value and completed operations of purchase and sale of securities for the unsettled portion, in which securities were acquired with settlement in foreign currency and sold with settlement in local currency in Argentina, allowing exporters to settle 20% of proceeds through the securities market. Subsequently, however, this '80/20' settlement blend was replaced by a unified settlement framework as part of the government’s gradual FX Market normalization. Exporters are now required to settle 100% of export proceeds through the FX Market, unless specific exemptions or incentive regimes for incremental exports apply.
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
Dividends received by certain non-corporate U.S. Holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends”. Subject to applicable limitations, dividends paid with respect to the ordinary shares or ADSs will be treated as qualified dividends if (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs, but not the ordinary shares themselves, have been approved for listing on the NYSE. The ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, however, we do not believe that the ordinary shares that are not represented by ADSs will qualify as readily tradeable on an established securities market in the United States. As a result, we believe that only dividends we pay with respect to the ordinary shares that are represented by ADSs (as opposed to the ordinary shares that are not represented by ADSs) currently have the potential to be treated as qualified dividends. As discussed below under “Passive Foreign Investment Company Rules”, we do not believe we were a PFIC for the taxable year ending December 31, 2025.
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
Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2025, our total outstanding borrowings on a consolidated basis was Ps. 297,908 million, where 15% of the company's consolidated loans accrued interest at a variable rate.
In the event that the average floating rate applicable to our financial liabilities during the year ended December 31, 2025 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by Ps. 455 million.
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
Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our borrowings are denominated in foreign currency. As of December 31, 2025, our consolidated foreign currency-denominated borrowings was Ps. 253,981 million, denominated in U.S. dollars.
As of December 31, 2025 we did not have foreign currency derivative financial instruments.
In the event that the peso was to depreciate by 25% against the U.S. dollar as compared to the peso/U.S. dollar exchange rate as of December 31, 2025, our foreign currency denominated indebtedness as of December 31, 2025 would have increased by Ps. 66,093 million.

Additionally, considering the exchange regulations and restrictions currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2025, the use of financial instruments to settle the above transactions would result in an impact of approximately 1.5%.
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
We consider that the liquidity risk exposure is low since we have been generating cash flow from our operating activities, supported on strong profits and have access to loans and financial resources. However, if we are unable to access the capital markets to finance our operations in the future, this could adversely affect our ability to obtain additional capital to grow our business. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Management’s plans to obtain sufficient funds to settle current liabilities may not be accomplished and hence we may have negative working capital in the near future”.
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

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the company and the depositary may agree from time to time. For the year ended December 31, 2025, the Depositary reimbursed us the agreed amount under the ADR program. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.
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
None.
C.Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities
None.
D.Changes in the Trustee or Paying Agents for any Registered Securities
None.

E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding the required disclosure. Based upon our evaluations, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance of their reliability, as of December 31, 2025.
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
As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in the framework in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
Attestation Report of the Independent Registered Public Accounting Firm

As required by Section 404(b) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, Pistrelli, Henry Martin y Asociados S.A., a member of Ernst & Young Global Limited, the independent registered public accounting firm that audited our financial statements for the fiscal year ended December 31, 2025 included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting set forth in our audited consolidated financial statements, which are included in this annual report beginning at Page F-1.

Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2025
There have not been any changes in our internal control over financial reporting during the year of 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Darío Gustavo Epstein, who is currently serving on our Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules, has the requisite accounting or related financial management expertise under the rules of the NYSE and is independent under CNV regulations, Rule 10A-3 and the applicable NYSE standards. Mr. Epstein's biographical information is included under “Directors, Senior Management and Employees”.
ITEM 16B.    CODE OF ETHICS
As of September 24, 2024, Loma Negra adopted and communicated the new version of the Code of Ethics, named Code of Ethics and Conduct, which complies with NYSE and local regulation’s standards. Likewise, the Code of Ethics and Conduct is posted on our web site at: http://www.lomanegra.com/en/compliance/. Such Code of Ethics and Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and conduct applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. In addition, we did not grant any waivers to our Code of Ethics and Conduct during the year ended December 31, 2025.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table describes the amounts billed to us by the independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited), for audit and other services performed in fiscal years 2025 and 2024 (stated in the current measurement unit as of December 31, 2025):

	2025	2024
	(In thousands of Ps.)
Audit fees (1)	2,203,752	2,431,670
Audit related fees (2)	30,662	-
Tax fees (3)	91,249	51,728
Total	2,325,663	2,483,398

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
(2)Includes fees related to limited assurance procedures performed by our independent registered public accounting firm on certain indicators disclosed in Loma Negra’s Sustainability Report.
(3)Includes fees for professional services rendered by our independent registered public accounting firm, in each fiscal year, for tax and social security compliance and routine consulting.

Prior to the annual shareholders´ meeting held on April 23, 2026, the Audit Committee approved 100% of the fees paid to the independent registered public accounting firm for audit-related, non-audit and tax fees in fiscal year 2025.
The engagement of any service rendered by our external auditor or any of its affiliates to Loma Negra or any of its subsidiaries must always have the prior approval of our Audit Committee. Such committee has developed a pre-

approval policy regarding the engagement of professional services by our external auditor in accordance with the Sarbanes-Oxley Act. This policy establishes the obligation to obtain prior approval from our Audit Committee for any service to be rendered by our external auditor to Loma Negra or any of its subsidiaries.
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
ITEM 16G.     CORPORATE GOVERNANCE
Because we are a “foreign private issuer” and a “controlled company”, the NYSE rules applicable to us are considerably different from those applied to domestic companies that are not “controlled companies”. Accordingly, we take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for “foreign private issuers”. Subject to the items listed below, we currently follow certain Argentine practices concerning corporate governance:
•Director Independence. The NYSE rules provide that the board of directors of a domestic listed company must have a majority of independent directors in accordance with NYSE independence requirements. “Controlled companies” are not required to comply with this requirement. Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Currently, our board of directors is composed of seven members of whom four are independent in accordance with CNV independence requirements.
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
•Compensation and Nominating/Corporate Governance Committees. The NYSE rules require domestic listed companies to maintain compensation and nominating/corporate governance committees, which must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. “Controlled companies” are not required to comply with this requirement. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. As of the date of this annual report, the Company has the following Committees: (i) Results, Finance and Strategy Committee; (ii) People and Governance Committee; (iii) Risk and Reputation Committee; (iv) Ethics & Compliance Committee; (v) Disclosure Policy Committee; (vi) Committee for the Approval of Transactions with Securities; and (vii) Audit Committee. For more information, see “Item 6.C. Committees of the Board of Directors.”
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
•Code of Ethics and Conduct. The NYSE rules require domestic listed companies to adopt and disclose a code of ethics and conduct for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We are currently subject to Loma Negra’s code of corporate conduct. Such Code of Ethics and Conduct applies to our employees, directors, managers, shareholders and officers as well as contractors, subcontractors, brokers, suppliers, customers and generally, all parties that provide services to Loma Negra, or on its behalf. The Code of Ethics and Conduct is available on our website at https://www.lomanegra.com/en/compliance/-.
Furthermore, as a “controlled company”, we are eligible to, and, in the event we no longer qualify as a “foreign private issuer”, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement to maintain a compensation, nominating/corporate governance committee consisting entirely of independent directors. For additional information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Ordinary Shares and the ADSs—Our status as a “foreign private issuer” and as a “controlled company” allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors”.
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

Risk management and strategy
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
Loma Negra’s cybersecurity strategy seeks to distinguish between our corporate IT environment and our industrial production environment. To ensure maximum resilience, our Operational Technology (OT) infrastructure is physically and logically segmented, aiming to operate in an air-gapped environment without direct internet connectivity. Our Information Security and IT teams manage these systems through stringent physical access controls and localized monitoring protocols, protecting our manufacturing processes from external network threats. This architectural separation is a core component of our risk management program to support the integrity and availability of our cement production assets.

Governance
Our board of directors assumes a central role in strategic oversight, supported by specialized committees for specific risk supervision. We highlight the independence of our Information Security team, which reports to the CEO and operates independently from IT Management. This structure ensures impartial and effective risk management, which is crucial to our operational integrity and the confidence of our stakeholders.
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
Loma Negra has in place a Cybersecurity Incident Response Plan that provides a structured and organized framework for the effective management of cybersecurity incidents. This plan seeks to ensure efficient containment of the attack, eradication of the threat, and operational recovery. In addition, we have a Communication Plan that stipulates the immediate notification of any high or critical risk incident to the relevant committees, ensuring a rapid and coordinated response. As part of our continuous strategy to strengthen digital defenses, we have deployed integrated enterprise-grade security suites and cloud-native protection platforms. This technological infrastructure has enhanced our capabilities in advanced threat protection, identity and access management (IAM), and automated incident analysis and response. This implementation, along with our proactive approach to adopting cybersecurity controls, underscores our continued investment in the security of our infrastructure and data.
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

4.1+
Loma Negra Compañía Industrial Argentina Sociedad Anónima Share Incentive Program (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-260599) filed on October 29, 2021).

4.2+
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

Date: April 28, 2026	Loma Negra C.I.A.S.A.

[/s/ Sergio D. Faifman]
Name: Sergio D. Faifman
Title: Chief Executive Officer

[/s/ Marcos I. Gradin]
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated financial statements as of December 31, 2025

Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 of Loma Negra Compañía Industrial Argentina Sociedad Anónima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Consolidated net assets and disclosures related to the Ferrosur Roca S.A. railway concession

Description of the matter
As mentioned in Notes 1 and 2.5 to the consolidated financial statements, the Company consolidates the financial information of its controlled company Ferrosur Roca S.A., that operates the General Roca National Cargo Railway Network pursuant to the concession by the Argentina National Government. The concession original term ended in March 2023. As of December 31, 2025, the recorded amounts of the assets and liabilities related to the concession amounted to Ps. 38,754 million and Ps. 36,559 million, respectively.

As mentioned in Note 36 to the consolidated financial statements, although the concession contract provided the possibility of an additional ten-year extension, the Ministry of Transportation has rejected the request for the extension of the concession contracts, has subsequently granted the Company three consecutive extensions currently ending during September 2026, and has initiated a process to analyze, coordinate, and design a new contractual framework for engagement with the private sector regarding the exploitation of the existing concession.

Auditing the recorded amounts of assets and liabilities and the disclosures related to the railway concession of Ferrosur Roca S.A. was complex and highly judgmental due to the assumptions about future events and conditions used by the Company´s Management to assess the impacts of the termination of the concession and the potential continuity under the new contractual framework to be agreed, that are described in Note 36 to the consolidated financial statements.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company´s assessment of the Ferrosur Roca concession. For example, we tested controls over management’s review of significant assumptions described in Note 36 to the consolidated financial statements.

To test management assessment our audit procedures included, among others, obtaining an understanding of the legal and regulatory framework applicable to the concession; reading the concession contract and other related agreements and documentation; reading the Company's internal and external legal advisors’ reports; reading the filings and correspondence with the relevant authorities in relation to the current concession and its continuity; obtaining an understanding of the plans of the Company in relation to the continuance of the railway business and evaluating the assessment performed by the management over the useful lives and recoverability of related assets. We also assessed the Company’s disclosures regarding Ferrosur Roca S.A. railway concession in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2019.

City of Buenos Aires, Argentina
April 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Loma Negra Compañía Industrial Argentina Sociedad Anónima

Opinion on Internal Control Over Financial Reporting

We have audited Loma Negra Compañía Industrial Argentina Sociedad Anónima´s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Loma Negra Compañía Industrial Argentina Sociedad Anónima (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders´ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated April 28, 2026 expressed an unqualified opinion thereon.

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
April 28, 2026

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		For the year ended December 31,
	Notes	2025	2024	2023
Revenues	5	848,086,622	919,760,895	1,209,344,474
Cost of sales	6	(663,079,909)	(673,789,750)	(905,956,921)
Gross profit		185,006,713	245,971,145	303,387,553
Selling and administrative expenses	7	(94,344,775)	(96,261,268)	(110,763,879)
Other gains and losses	8	4,812,823	5,992,358	2,629,949
Tax on debits and credits to bank accounts	9	(9,032,797)	(9,761,433)	(13,396,600)
FINANCIAL RESULTS, NET
Exchange rate differences	10	(85,133,230)	(57,498,049)	(335,771,386)
Gain on net monetary position		90,039,231	345,814,744	397,500,099
Financial income	10	3,976,701	2,582,156	16,356,982
Financial expenses	10	(57,959,601)	(108,557,350)	(210,045,460)
Profit before tax		37,365,065	328,282,303	49,897,258
INCOME TAX EXPENSE
Current	11	(19,511,734)	(87,414,437)	(10,914,094)
Deferred	11	4,967,205	(38,774,091)	(11,251,819)
NET PROFIT FOR THE YEAR		22,820,536	202,093,775	27,731,345
Net income attributable to:
Owners of the parent company		23,584,613	202,334,530	29,520,767
Non-controlling interest		(764,077)	(240,755)	(1,789,422)
NET PROFIT		22,820,536	202,093,775	27,731,345
Total comprehensive income attributable to:
Owners of the parent company		23,584,613	202,334,530	29,520,767
Non-controlling interest		(764,077)	(240,755)	(1,789,422)
Total comprehensive income		22,820,536	202,093,775	27,731,345

Earnings per share (basic and diluted)	12	40.4204	346.7714	50.5895
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2025, AND DECEMBER 31, 2024
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	13	1,361,529,149	1,386,784,981
Right of use assets	14	3,241,201	4,178,512
Intangible assets	15	8,710,863	3,811,125
Investments	16	91,295	91,295
Goodwill	17	910,609	910,609
Inventories	18	81,983,557	88,093,611
Other receivables	20	1,300,595	8,227,035
Other assets		402,504	894,837
Total non-current assets		1,458,169,773	1,492,992,005
Current assets
Inventories	18	294,183,434	265,417,656
Other receivables	20	37,355,530	18,195,049
Trade accounts receivable	21	76,818,812	64,786,808
Investments	16	21,654,777	760,964
Cash and banks	22	9,760,886	10,490,878
Total current assets		439,773,439	359,651,355
Total assets		1,897,943,212	1,852,643,360
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2025, AND DECEMBER 31, 2024
(figures expressed in thousands of pesos - $ - except as otherwise stated)

		As of December 31,
	Notes	2025	2024
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	347,823,863	347,823,863
Reserves		695,810,175	493,475,644
Retained earnings		23,584,613	202,334,531
Equity attributable to owners of the parent company		1,067,218,651	1,043,634,038
Non-controlling interest		(1,056,293)	(292,216)
Total shareholders’ equity		1,066,162,358	1,043,341,822
LIABILITIES
Non-current liabilities
Borrowings	24	163,635,149	92,375,076
Lease liabilities	14	1,328,458	2,365,623
Provisions	26	14,065,815	14,787,443
Salaries and social security contributions		1,958,478	1,984,691
Tax liabilities	27	4,444,867	-
Other liabilities	28	1,068,855	1,328,903
Deferred tax liabilities	11	339,177,261	344,144,466
Total non-current liabilities		525,678,883	456,986,202
Current liabilities
Borrowings	24	134,272,932	132,443,340
Lease liabilities	14	2,205,229	1,826,366
Accounts payable	25	118,175,529	123,117,540
Advances from customers		14,424,503	8,433,595
Salaries and social security contributions		24,360,359	23,560,323
Tax liabilities	27	11,360,635	61,623,596
Other liabilities	28	1,302,784	1,310,576
Total current liabilities		306,101,971	352,315,336
Total liabilities		831,780,854	809,301,538
Total shareholders’ equity and liabilities		1,897,943,212	1,852,643,360
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2025
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital stock	Capital adjustments	Share premium	Treasury shares trading premium	Merger premium	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2025	58,348	123,324,276	182,839,197	492,386	41,109,656	25,207,004	196,761	468,071,879	202,334,531	1,043,634,038	(292,216)	1,043,341,822

Appropriation as per Annual Shareholders’ Meeting held April 23, 2025:
- Optional reserve	-	-	-	-	-	-	-	202,334,531	(202,334,531)	-	-	-

Net income for the year									23,584,613	23,584,613	(764,077)	22,820,536
Balances as of December 31, 2025	58,348	123,324,276	182,839,197	492,386	41,109,656	25,207,004	196,761	670,406,410	23,584,613	1,067,218,651	(1,056,293)	1,066,162,358
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2024
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners’ contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of parent company	Non-controlling interest	Total
Balances as of January 1, 2024	58,348	-	123,324,276	-	182,839,197	-	455,013	41,109,656	-	1,632,082	25,207,004	196,761	448,374,823	19,697,057	842,894,217	(51,461)	842,842,756
Share-based payment plans	-	-	-	-	-	-	-	-	-	898,420	-	-	-	-	898,420	-	898,420
Acquisition of treasury stock	(33)	33	(69,341)	69,341	(940,222)	940,222	-	-	(782,491)	-	-	-	-	-	(782,491)	-	(782,491)
Granting of share-based plans	33	(33)	69,341	(69,341)	940,222	(940,222)	37,373		782,491	(819,864)	-	-	-	-	-	-	-
Reclassification of cash share-based payment plans to liabilities (Note 3.17)	-	-	-	-	-	-	-	-	-	(1,710,638)	-	-	-	-	(1,710,638)	-	(1,710,638)
Appropriation as per Annual Shareholders’ Meeting held April 25, 2024:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	19,697,056	(19,697,056)	-	-	-

Net income for the year														202,334,530	202,334,530	(240,755)	202,093,775
Balances as of December 31, 2024	58,348	-	123,324,276	-	182,839,197	-	492,386	41,109,656	-	-	25,207,004	196,761	468,071,879	202,334,531	1,043,634,038	(292,216)	1,043,341,822
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	Owners contributions
	Capital Stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury shares premium	Treasury shares trading premium	Merger premium	Cost of treasury shares	Share-based payment plans	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2023	58,358	1,244	123,348,111	2,627,308	183,208,858	44,367,548	123,409	41,109,656	(57,404,145)	1,020,321	25,207,004	196,761	651,439,462	17,294,447	1,032,598,342	1,737,961	1,034,336,303

Share-based payment plans	-	-	-	-	-	-	-	-	-	1,134,194	-	-	-	-	1,134,194	-	1,134,194
Granting of share-based payment plans	9	(9)	18,451	(18,451)	311,597	(311,597)	331,604	-	190,829	(522,433)	-	-	-	-	-	-	-
Appropriation as per Annual Shareholders’ Meeting held April 25, 2023:
- Optional reserve	-	-	-	-	-	-	-	-	-	-	-	-	17,294,447	(17,294,447)	-	-	-
- Capital reduction	(19)	(1,235)	(42,286)	(2,608,857)	(681,258)	(44,055,951)	-	-	57,213,316	-	-	-	-	(9,823,710)		-	-
Appropriation as per Board of Directors’ Resolution of May 2, 2023:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(139,251,306)		(139,251,306)	-	(139,251,306)
Appropriation as per Board of Directors’ Resolution of June 23, 2023:
- Payment of dividends	-	-	-	-	-	-	-	-	-	-	-	-	(81,107,780)	-	(81,107,780)	-	(81,107,780)

Net income for the year														29,520,767	29,520,767	(1,789,422)	27,731,345
Balances as of December 31, 2023	58,348	-	123,324,276	-	182,839,197	-	455,013	41,109,656	-	1,632,082	25,207,004	196,761	448,374,823	19,697,057	842,894,217	(51,461)	842,842,756
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED AS OF DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	For the year ended December 31,
	2025	2024	2023
OPERATING ACTIVITIES
Net profit for the year	22,820,536	202,093,775	27,731,345
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	14,544,529	126,188,528	22,165,913
Depreciation and amortization	85,527,637	82,384,381	92,217,435
Charge of provisions	8,517,778	6,949,887	20,035,455
Exchange rate differences	74,907,906	53,612,657	272,413,511
Loss from securities transactions	-	715,697	5,259,884
Interest expense	47,491,339	76,647,106	178,214,778
Share-based payments	-	898,420	1,134,194
Gain on disposal of property, plant and equipment	(545,217)	(3,591,002)	(1,291,556)
(Recovery) charge of allowance for other doubtful receivables	(1,099,382)	1,170,529	(608,471)
Gain on net monetary position	(90,039,231)	(345,814,744)	(397,500,099)

Changes in operating assets and liabilities
Inventories	(13,946,564)	(60,629,139)	(41,753,499)
Other receivables	(19,338,339)	30,139,338	(13,729,940)
Trade accounts receivable	(36,778,905)	(52,421,796)	(71,746,257)
Advances from customers	7,771,320	(1,587,621)	4,307,951
Accounts payable	18,248,585	71,829,563	129,517,402
Salaries and social security contributions	6,580,877	15,499,161	19,313,585
Provisions	(2,053,249)	(1,711,285)	(1,925,833)
Tax liabilities	17,790,218	(7,078,019)	(4,572,031)
Other liabilities	317,295	(14,793,597)	20,247,355
Income tax paid	(75,320,906)	(16,436,749)	(15,849,029)
Net cash generated by operating activities	65,396,227	164,065,090	243,582,093

INVESTING ACTIVITIES
Proceeds from sale of interest in Yguazú Cementos S.A.	1,453,016	-	1,860,582
Proceeds from disposal of property, plant and equipment	2,003,024	2,276,105	2,363,099
Payments to acquire property, plant and equipment	(62,885,583)	(96,093,552)	(103,279,817)
Payments to acquire intangibles assets	(6,410,068)	(903,061)	(1,918,818)
Payments to acquire investments	(50,043,525)	-	-
Redemption of investments	50,724,638	-	-
Contributions to FFFSFI	(1,552,882)	(1,170,529)	(1,652,292)
Net cash used in investing activities	(66,711,380)	(95,891,037)	(102,627,246)

FINANCING ACTIVITIES
Proceeds from borrowings	224,864,793	434,282,697	199,004,433
Issuance of corporate bonds	119,586,263	-	408,175,537
Interest paid	(37,414,168)	(81,021,791)	(155,763,541)
Dividends paid	(2,609)	-	(248,780,143)
Lease payments	(2,325,884)	(2,283,626)	(2,752,234)
Repayment of borrowings and corporate bonds	(283,309,579)	(413,687,991)	(317,579,971)
Repurchase of capital stock	-	(782,491)	-
Net cash generated by (used in) financing activities	21,398,816	(63,493,202)	(117,695,919)

Net increase in cash and cash equivalents	20,083,663	4,680,851	23,258,928
Cash and cash equivalents at the beginning of the year	11,251,842	19,291,048	43,809,033
Effect of restating in constant currency of cash and cash equivalents	(12,102,579)	(13,198,080)	(66,514,038)
Effects of exchange rate differences on cash and cash equivalents in foreign currency	12,182,737	478,023	18,737,125
Cash and cash equivalents at the end of the year (Note 29)	31,415,663	11,251,842	19,291,048
Note 30 includes non-monetary transactions.
The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
1. LEGAL INFORMATION
Legal address:
Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, “the Company” or “the Group”) is a corporation organized under the laws of the Argentine Republic with legal address in Boulevard Cecilia Grierson 355, 4th. Floor, City of Buenos Aires, Argentina.
Fiscal year number:
Fiscal year No. 101 beginning on January 1, 2025.
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

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is held by Cofesur S.A.U. with 80%, the National State with a 16% interest, and 4% has been transferred by the latter to the workers through a trust created for such purpose. Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years until March 2023, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to put an end to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the National Government decided not to grant extensions to the current concession contracts in the country. However, the Ministry of Transport published several resolutions precariously extending for periods between 12 and 18 months the concessions granted to various concessionaires, including Ferrosur Roca S.A. In July 2025, following a proposal from Nuevo Central Argentino S.A. to modify the terms of its concession contract, the Ministry of Economy granted Nuevo Central Argentino S.A. a formal extension of the concession until December 21, 2032. The resolution also instructed the Undersecretariat of Rail Transport to invite the remaining concessionaires, including Ferrosur Roca S.A. and Ferroexpreso Pampeano S.A., to submit similar contractual adjustment proposals, which could result in a longer-term formal renewal. Ferrosur submitted a letter outlining several relevant issues concerning the concession, which were not answered by the administration. However, on September 10, 2025, through Resolution 52/2025 of the Secretariat of Transportation, the concession term of Ferrosur Roca S.A. was extended until September 10, 2026, or an earlier date on which a new contracting model could be established. This resolution was challenged by Ferrosur through a motion for reconsideration, in which it alleged multiple breaches by the National Government and discriminatory treatment to Ferrosur. To date, the motion remains unresolved. Furthermore, the Undersecretariat of Transportation initiated the process to analyze, coordinate, and design a new contractual framework for the relationship between the National Government and the private sector for the operation of the current section of the National Railway Network under concession to Ferrosur Roca S.A. The Group has assessed potential business scenarios, based on its intention to continue providing railway services, and no significant impact is expected as of the issuance date of these consolidated financial statements (Note 36).
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
•Registration of the bylaws: August 5, 1926, under No 38, Book 46.
•Last amendment registered to the bylaws: September 26, 2023, under No 16,416, book 114, Corporations Volume.
•Correlative Number of Registration with Inspección General de Justicia: 1,914,357.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
•Tax identification number (CUIT): 30-50053085-1.
•Date of expiration: July 3, 2116.
Parent company:
InterCement Trading e Inversiones Argentina S.L. with 52.1409% of the Company’s capital stock and votes.
The InterCement Group underwent a reorganization process involving its controlling shareholder and some of its subsidiaries. Following an attempt to reach an agreement with its creditors through an out-of-court process, a judicial reorganization process was initiated in Brazil. On October 6, 2025, our indirect controlling shareholder, InterCement Participações S.A., announced that the Creditors' Meeting held that day approved a judicial reorganization plan that was confirmed by the bankruptcy court on December 12, 2025. Subsequently, on April 6, 2026 , we were informed that in accordance with the judicial reorganization plan, an extraordinary shareholders’ meeting of InterCement Participações S.A. approved, among other matters, a capital increase and the consequent issuance new shares, which were subscribed by certain creditors of InterCement Participações S.A. who elected to receive shares as a form of payment, and the redemption of all shares owned by Mover, its former controlling shareholder. Accordingly, while InterCement Trading e Inversiones Argentina, S.L. remains our direct controlling shareholder and continues to hold the same stake, there is no controlling shareholders of InterCement Participações S.A. See note 41.3.
Capital structure:
The Ordinary and Extraordinary General Shareholders' Meeting, held on April 25, 2023, approved, among other issues, the voluntary reduction of the Company's capital stock for a total of 12,543,339 ordinary shares, which includes 12,352,329 shares in portfolio. and 191,010 unnamed shares.
Considering the aforementioned, as of December 31, 2025, the subscribed for and paid in capital amounts to $58,348,315.10, represented by 583,483,151 book-entry common shares with a nominal value of $0.10 each, and each entitling to one vote.
2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1 Statement of compliance with the IFRS accounting standards and bases of preparation of these consolidated financial statements
The consolidated financial statements of the Group as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023 have been prepared and presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements comprehensively recognize the effects of variations in the purchasing power of currency through the application of the method to restate the consolidated financial statements in constant currency, as established by the International Accounting Standard 29 (IAS 29).
These consolidated financial statements were approved by the Board of Directors on April 28, 2026, the date when they were available for issuance.
As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.
2.2. Financial information presented in constant currency
The consolidated financial statements as of December 31, 2025, and the corresponding figures for prior fiscal years have been restated to consider changes in the general purchasing power of the Group’s functional currency (the Argentine Peso)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
in accordance with the provisions included in IAS 29. As a result, the consolidated financial statements are stated in constant currency as at the end of the current fiscal year.
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
In order to assess the above-mentioned quantitative condition and also to restate financial statements, the series of indices to be used in the application of IAS 29 is determined by FACPCE (Argentine Federation of Professional Council of Economic Sciences). These series combines the Consumer Price Index (CPI) at the national level and as published by Instituto Nacional de Estadística y Censos (Official Statistics Bureau, “INDEC” as per the initials in Spanish) as from January 2017 (baseline month: December 2016) with the Wholesale Domestic Price Index (IPIM, for its acronym in Spanish) as published by INDEC until that date, computing for the months of November and December 2015, for which INDEC has no information with respect to changes in the IPIM, the variation in the CPI of the City of Buenos Aires.
Taking such index into account, inflation was 31.50%, 117.80% and 211.40% in the years ended December 31, 2025, 2024 and 2023, respectively, and the threshold of 100% accumulated in three years during each of the years presented was reached.
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
(iii) Non-monetary assets and liabilities measured at fair values as of the balance sheet date are not inflation-restated for presentation purposes in the statement of financial position, however, their restated amounts are used to measure the gains or losses caused by holdings of such non-monetary items. For the fiscal years ended December 31, 2025, 2024 and 2023, the Group did not have non-monetary items measured at fair value.
(iv) Non-monetary items measured at historical cost or at the current value of a date prior to the end of the reporting fiscal year are restated by coefficients that reflect the variations in the general price level since the date of acquisition or revaluation through the end of the reporting period. Subsequently, the restated amounts of such assets are compared to the corresponding recoverable values at the end of the reporting period. The amounts charged to against the statement of profit or loss and other comprehensive income due to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets shall be determined based on the restated amounts. As of December 31, 2025, 2024 and 2023, the items subject to this restatement process have been those included in inventories, other receivables, property, plant and equipment, right of use assets and goodwill.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

The Group is currently working to identify all impacts the new standard will have on the primary financial statements and notes to the financial statements.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

•Amendment to IAS 21 Translation to a Hyperinflationary Presentation Currency

In November 2025, the IASB issued amendments to IAS 21, concerning the translation of amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy. The amendments require the translation of a non-hyperinflationary functional currency to a hyperinflationary presentation currency at the closing exchange rate. An entity whose functional and presentation currency is that of a hyperinflationary economy restates the comparative amounts of a foreign operation, whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29, to the comparative figures of the foreign operation.

Amendment to IAS 21 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. The amendment is not expected to have a material impact on the Group’s financial statements.
Adoption of improvements or new standards
The Group has adopted all the improvements and new standards and interpretations issued by the IASB that are relevant to its operations and that are effective for the fiscal year ended December 31, 2025. As from January 1, 2025, these are the new standards or improvements that become effective:
•Lack of exchangeability – Amendments to IAS 21
In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. There were no impacts arising from the application of this modification on the Group's consolidated financial statements.
2.5. Basis of consolidation
These consolidated financial statements include the financial statements of the Company and the companies controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The Group re-assess whether or not it controls an investee when facts and circumstances indicate changes in one or more of the control elements listed in the preceding paragraph.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
The consolidated information disclosed in these consolidated financial statements includes the following subsidiaries:

Subsidiary	Main business	Country	% of direct and indirect interest as of
			December 31, 2025	December 31, 2024	December 31, 2023
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1)Directly controlled by Cofesur S.A.U.
Below is a summary of the financial information for Ferrosur Roca S.A., a subsidiary in which shareholders outside the Group have a material non-controlling interest.

	2025		2024
Current assets	17,607,200		16,755,133
Non-current assets	21,146,622		15,676,115
Total assets	38,753,822	32,431,248	32,431,248
Current liabilities	34,865,166		22,591,126
Non-current liabilities	1,694,246		3,366,073
Total liabilities	36,559,412		25,957,199
Shareholders’ equity attributable to owners of the parent company	1,755,528		5,179,239
Non-controlling interest	438,882		1,294,810
Total shareholders’ equity and liabilities	38,753,822		32,431,248

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2025	2024	2023
Revenues	77,802,083	85,380,043	95,294,058
Financial results, net	(1,975,089)	264,164	(2,986,421)
Depreciation	(4,766,065)	(7,615,849)	(7,920,167)
Income tax	1,479,095	2,934,005	(1,584,085)
Net (loss) income for the year	(4,279,638)	(1,031,599)	(13,593,327)

	2025	2024	2023
Net cash generated by operating activities	4,109,958	7,599,899	(5,681,475)
Net cash used in investing activities	(9,156,411)	(7,333,307)	9,538,803
Net cash generated by (used in) financing activities	5,075,166	618,056	(3,476,773)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(127,299)	(574,459)	(654,459)
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
3.1.2. Services rendered
The Group provides transportation services along with the sale of cement, concrete, limestone, and aggregates. Revenues from transportation services are recognized at the time services are provided, which is usually when revenues from the sale of the transported goods are recognized as transportation distance and time is very short. Revenue is measured on the basis of the consideration defined in the contract with customers.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized reducing the carrying amount of goodwill allocated to the CGU first and then proportionally the other CGU’s assets. Impairment losses related to goodwill cannot be reversed in future periods.
Any goodwill impairment loss is recognized directly in profit or loss.
Upon disposal of a cash generating unit to which goodwill has been allocated, such goodwill is included in the determination of the profit or loss on such disposal.
As of December 31, 2025, 2024 and 2023, the Group has not recognized any goodwill impairment loss.
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
3.4. Leases

Group as Lessee:
The accounting model for the recognition and measurement of all leases is as follows:
Right-of-use assets:
The Group recognizes a right of use asset at the lease commencement date (the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, net of accumulated depreciation and impairment losses, and adjusted to reflect any remeasurement of liabilities and to recognize changes in the currency purchasing power. The cost of the right-of-use assets includes the amount of the recognized lease liabilities, initial direct costs incurred, and lease payments made at or before the lease start date, less any incentives received. Unless the Group is certain that it will acquire the asset at the end of the lease, right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term (calculated based on the term of the relevant agreements, including renewal options in the event that they are highly likely to continue). Right-of-use assets are subject to impairment.

The Group applies the short-term lease recognition exception (i.e., those leases that have a lease term of 12 months or less from the inception date and do not contain a purchase option). The Group also applies the recognition exception to leases

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

Group as Lessor:
The income from the operating lease of buildings and equipment is recognized every month during the lease term. Leases in which the Group does not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases. The initial direct costs incurred in negotiating an operating lease are in addition to the carrying amount of the leased asset and are recognized throughout the lease term on the same basis as lease income.
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

The Group did not have interest and exchange differences eligible for capitalization in the financial year ended December 31, 2025, 2024 and 2023, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
The Group may receive short-term advances from its customers. Pursuant to the practical expedient of IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group does not receive any long-term advances from its customers.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
3.14. Financial assets
According to IFRS 9 Financial instruments, the Group classifies its financial assets into two categories because the company has not assets that are designated as fair value through other comprehensive income:
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
3.15. Ferrocarril Roca Management Trust for capital expenditures (Note 37)
The interest in the Trust for the Strengthening of the Interurban Rail System (“FFFSFI”) was carried at cost, considering the value of the contributions made, net of trust expenses, plus net financing profit accrued through the end of the fiscal year. The amounts that may not be recovered or applied against future capital expenditures have been reduced to their recoverable value by recording an impairment allowance at the end of this fiscal year. The entity is not controlled by Ferrosur Roca S.A.
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
Treasury shares trading premium:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
The Group has approved several employee incentive programs for the purpose of attracting and retaining certain high-ranking employees who satisfied certain eligibility criteria, with the goal of aligning their long-term interests with those of the Company and its shareholders.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
As of December 31, 2025, the Group has recorded liabilities arising from incentive plans, since these plans are settled in cash. These liabilities are calculated at the fair value determined at the end of each fiscal year, up to the plan's settlement date. Under this program, a liability was recorded to reflect the fair value of the obligations resulting from the incentive plan. Such fair value is determined at the beginning and at the end of the fiscal year through the plan settlement date. Changes in the fair value is recorded as an expense during the vesting period and any changes in the fair value are recognized in salaries, wages and social security contributions within the statement of profit or loss and other comprehensive income and the related liability is recognized in non-current "Salaries and social security payables" within the statement of financial position.
As of December 31, 2024 and 2023, there were programs that consisted in delivering, to certain employees, shares of the Company’s common stock listed on the Argentine Stock Exchanges and Markets (“BYMA”) and/or on the New York Stock Exchange (“NYSE”) in the form of ADSs. On November 6, 2024, the Board of Directors approved to modify the program to include an alternative to settle it in cash, providing flexibility to pay the existing plans of the Program.
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
Under these programs, during fiscal year 2025, the cash equivalent of 50,288 American Depositary Receipts (“ADRs”) was paid out. During the years ended December 31, 2024 and 2023, 65,624 and 17,473 American Depositary Receipts (“ADRs”), respectively, were distributed due to the aforementioned incentive programs.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
Based on the fact that the grantor neither controls nor regulates which services should be provided by the operator to the infrastructure or to whom it must provide them, and at what price, Group Management concluded that Ferrosur Roca S.A. concession is out of the scope of IFRIC 12 and, therefore, the Group does not apply its provisions. Accordingly, the Group has recorded the assets received from the concession and those subsequently acquired under IAS 16 - Property, Plant and Equipment.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The concession bidding terms and conditions grant an original term of thirty years (1993-2023) and originally provided for the possibility of an extension for ten additional years, which was rejected by the Ministry of Transport for the reasons described in Note 36. The Ministry of Transport provisionally issued diverse resolutions granted extensions for terms of 12 and 18 months to the concession granted to the different concessionaires, including Ferrosur Roca S.A. Therefore, the concession of Ferrosur Roca S.A. has been extended for the third time and will end in September 2026 or an earlier date on which a new contracting model could be established.
The Group has reassessed all the accounting estimates affected to the end of the current concession and the continuation of its activities, taking into account available information and has not anticipated significant associated effects to date. Likewise, it has reassessed all the accounting estimates affected to the end of the current concession, especially those associated with the recoverability of certain non-current assets affected by it. The evaluations carried out by the Group are detailed in Note 36.
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
The assets of Ferrosur Roca S.A. are depreciated over the shorter of their estimated useful lives and the remaining concession term, including its extensions.

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

The Group has considered the impact of potential climate-related matters, including legislation, which may affect the fair value measurement and its value in use of assets and liabilities in the financial statements. The group has assessed whether its items of property, plant and equipment are exposed to physical risks, such as flooding, water shortages and forest fires, but understands that such risks do not currently exist due to circumstances and conditions of the locations where its plants, deposits and quarries are located. Additionally, the Group has assessed that it is not currently affected by transition risks, such as those derived from energy efficiency requirements or reductions in emissions due to possible changes in climate-

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
related legislation and regulations. The objectives that the Group has voluntarily imposed in relation to these matters are contemplated in its budgets and business plans and do not have a material impact on the measurements of recoverable values.

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

5. REVENUES

	2025	2024	2023
Sale of products	1,505,686,686	1,493,222,118	1,758,994,583
- Domestic market	1,505,301,829	1,492,499,983	1,758,242,748
- External customers	384,857	722,135	751,835
Services rendered	44,160,725	38,663,104	43,192,308
Bonuses / Discounts	(701,760,789)	(612,124,327)	(592,842,417)
Total	848,086,622	919,760,895	1,209,344,474
6. COST OF SALES

		2025		2024		2023
Inventories at the beginning of the year		353,511,267		284,048,219		238,934,299
Finished products	11,445,662		11,950,662		14,999,319
Products in progress	62,408,882		50,560,118		42,874,543
Raw materials, materials, fuel, and spare parts	279,656,723		221,537,439		181,060,437
Purchases and production expenses for the year		685,735,633		743,252,798		951,070,841
Inventories at the end of the year		(376,166,991)		(353,511,267)		(284,048,219)
Finished products	(11,701,055)		(11,445,662)		(11,950,662)
Products in progress	(69,879,501)		(62,408,882)		(50,560,118)
Raw materials, materials, fuel, and spare parts	(294,586,435)		(279,656,723)		(221,537,439)
Cost of sales		663,079,909		673,789,750		905,956,921

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

The breakdown of production costs is as follows:

	2025	2024	2023
Fees and compensation for services	6,406,516	6,541,156	13,819,558
Salaries, wages, and social security contributions	114,044,747	114,444,198	138,407,477
Transport and traveling expenses	7,760,555	8,330,259	7,757,344
Data processing	364,299	394,165	475,238
Taxes, duties, contributions, and commissions	13,297,778	13,047,570	15,788,495
Depreciation and amortization	89,022,464	83,816,843	91,269,368
Preservation and maintenance costs	67,850,775	76,883,799	82,641,785
Communications	898,457	868,238	760,264
Leases	841,135	1,269,707	1,601,383
Employee benefits	4,563,732	4,897,255	4,527,995
Water, natural gas, and energy services	230,862	172,010	264,526
Freight and tolls	66,387,009	63,555,982	94,777,846
Fuels	75,271,076	86,331,240	145,398,298
Insurance	2,724,151	2,711,705	3,391,224
Packaging	26,960,149	23,651,495	30,338,947
Electric power	51,347,132	51,900,559	69,549,997
Contractors	60,569,882	62,896,867	71,408,501
Canon (concession fee)	670,106	463,112	603,244
Security	4,479,580	4,662,431	4,089,631
Others	10,824,666	11,363,125	11,279,514
Total	604,515,071	618,201,716	788,150,635

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
7. SELLING AND ADMINISTRATIVE EXPENSES

	2025	2024	2023
Managers and directors’ compensation fees	7,778,342	6,369,629	8,033,987
Fees and compensation for services	6,872,088	8,015,518	9,486,672
Salaries, wages, and social security contributions	24,997,886	25,192,557	27,687,999
Transport and traveling expenses	1,466,378	1,515,255	1,496,586
Data processing	6,189,178	4,860,574	3,984,211
Advertising expenses	4,028,651	5,199,336	6,095,280
Taxes, duties, contributions, and commissions	18,857,003	19,767,834	23,859,509
Depreciation and amortization	5,214,332	5,260,243	5,771,914
Preservation and maintenance	221,548	242,548	341,786
Communications	498,089	402,633	606,812
Leases	1,140,723	660,784	429,955
Employee benefits	896,463	1,315,161	1,577,388
Water, natural gas, and energy services	87,142	80,768	53,050
Freight	9,375,292	11,815,474	13,429,770
Insurance	3,818,577	3,699,457	4,967,201
Allowance for doubtful accounts	1,404,874	100,647	313,969
Others	1,498,209	1,762,850	2,627,790
Total	94,344,775	96,261,268	110,763,879
8. OTHER GAINS AND LOSSES

	2025	2024	2023
Gain on disposal of property, plant and equipment	545,217	3,591,002	1,291,556
Donations	(552,142)	(585,804)	(790,694)
Gain over tax credit purchase	1,809,952	278,087	210,335
Contingencies	(919,749)	(1,574,046)	(2,444,305)
Leases	1,195,279	1,311,465	1,123,436
Service fee from ADS Depositary bank	1,759,452	2,439,796	2,517,618
Miscellaneous	974,814	531,858	722,003
Total	4,812,823	5,992,358	2,629,949
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
10. FINANCIAL RESULTS, NET

	2025	2024	2023
Exchange rate differences:
Foreign exchange gains	23,445,277	9,507,017	35,154,842
Foreign exchange losses	(108,578,507)	(67,005,066)	(370,926,228)
Total	(85,133,230)	(57,498,049)	(335,771,386)
Financial income
Interest from short-term investments	1,864,932	1,305,257	14,369,988
Effect of discounts on provisions and liabilities	2,111,769	1,276,899	1,986,994
Total	3,976,701	2,582,156	16,356,982
Financial expenses
Interest on borrowings	(47,442,690)	(76,044,027)	(177,186,588)
Loss from securities transactions (Note 32.4)	-	(715,697)	(5,259,884)
Interest on leases	(654,879)	(732,234)	(1,028,190)
Tax interest	(923,558)	(46,086)	(1,765,544)
Interest on other payables	(3,034,470)	(11,341,154)	(6,780,078)
Others	(5,904,004)	(19,678,152)	(18,025,176)
Total	(57,959,601)	(108,557,350)	(210,045,460)
11. INCOME TAX EXPENSES
The reconciliation between the income tax charge corresponding to the fiscal years ended December 31, 2025, 2024 and 2023, and the amount that would result from applying the current tax rate on the net income before income tax arising from the comprehensive income statements of each fiscal year is as follows:

	2025	2024	2023
Profit before income tax expenses	37,365,065	328,282,303	49,897,258
Income tax rate	35%	35%	35%
Income tax at the statutory tax rate	(13,077,773)	(114,898,806)	(17,464,041)
Adjustments for calculation of the effective income tax:
Recovery of tax losses allowance	312,692	575,078	3,045,866
Effects of inflation adjustments for accounting and tax purposes	(1,622,990)	(11,715,312)	(8,533,851)
Other non-taxable income or non-deductible expense, net	(156,458)	(149,488)	786,113
Total income tax	(14,544,529)	(126,188,528)	(22,165,913)
Income tax
Current	(19,511,734)	(87,414,437)	(10,914,094)
Deferred	4,967,205	(38,774,091)	(11,251,819)
Total	(14,544,529)	(126,188,528)	(22,165,913)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
11.1. The deferred income tax assets and liabilities are as follows:

	2025	2024
Assets
Tax loss carryforward	8,248,197	5,192,499
Valuation allowance of specific tax loss carryforward	(3,634,513)	(5,192,499)
Provisions	3,293,041	3,950,563
Salaries and social security contributions	786,625	827,714
Other liabilities	635,223	1,072,580
Others	2,829,874	1,604,227
Total deferred tax assets	12,158,447	7,455,084

	2025	2024
Liabilities
Property, plant and equipment	(272,092,273)	(279,911,784)
Inventories	(78,057,597)	(69,795,341)
Others	(1,185,838)	(1,892,425)
Total deferred tax liabilities	(351,335,708)	(351,599,550)
Total net deferred tax liabilities	(339,177,261)	(344,144,466)
11.2. Unrecognized temporary differences on investments and other interests
Temporary differences related to investments in subsidiaries and other interests for which no deferred tax assets or liabilities have been recognized since it is not considered probable that they will be reversed in the foreseeable future, are as follows:

	2025	2024
Subsidiaries	(2,665,434)	(2,977,648)
Others	(31,921)	(31,911)
Total	(2,697,355)	(3,009,559)

The Group carries tax losses for a total amount of 23,566,278 of which 33,353 expires in 2026, 10,113,898 in 2027, 23,007 in 2028, 214,065 in 2029 and 13,181,955 in 2030. As of December 31, 2025, an impairment has been recognized for a total of 10,384,323 (3,634,513 in tax terms).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
12. EARNINGS PER SHARE
Basic and diluted earnings per share:
The earnings and the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2025	2024	2023
Profit attributable to the owners of the parent company used in the calculation of basic and diluted earnings per share	23,584,613	202,334,530	29,520,767
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (in thousands of shares)	583,483	583,481	583,536
Basic and diluted earnings per share (in pesos)	40.4204	346.7714	50.5895

13. PROPERTY, PLANT AND EQUIPMENT

	2025	2024
Cost	3,507,498,519	3,561,926,351
Accumulated depreciation	(2,145,969,370)	(2,175,141,370)
Total	1,361,529,149	1,386,784,981
Land	17,639,745	17,639,745
Plant and buildings	259,256,365	220,534,872
Machinery, equipment and spare parts	952,119,670	948,654,197
Transportation and load vehicles	23,353,530	21,315,258
Furniture and fixtures	1,366,724	1,305,072
Fields and quarries	102,756,125	103,551,105
Tools	1,476,773	1,659,953
Construction in process	3,560,217	72,124,779
Total	1,361,529,149	1,386,784,981
Cost

	Land	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Works in process	Total
Balance as of January 1, 2024	17,639,773	878,337,144	1,799,332,977	227,801,645	62,844,620	429,317,486	13,101,859	45,726,846	3,474,102,350
Additions	-	1,463,011	-	-	-	407,438	-	90,859,272	92,729,721
Disposal	(28)	(486,511)	-	(3,582,840)	-	(836,341)	-	-	(4,905,720)
Transfers	-	8,900,090	24,454,611	8,048,451	284,980	22,252,446	520,761	(64,461,339)	-
Balance as of December 31, 2024	17,639,745	888,213,734	1,823,787,588	232,267,256	63,129,600	451,141,029	13,622,620	72,124,779	3,561,926,351
Additions	-	-	-	-	-	-	-	67,001,056	67,001,056
Disposal	-	(829,536)	(77,516,196)	(1,250,040)	(35,845,323)	(245,871)	(5,741,922)	-	(121,428,888)
Transfers	-	54,313,683	54,403,653	7,719,654	512,409	18,126,549	489,670	(135,565,618)	-
Balance as of December 31, 2025	17,639,745	941,697,881	1,800,675,045	238,736,870	27,796,686	469,021,707	8,370,368	3,560,217	3,507,498,519

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
13. PROPERTY, PLANT AND EQUIPMENT (Cont.)
Accumulated depreciation and impairment in value

	Buildings	Machinery, equipment and spare parts	Transportation and load vehicles	Furniture and fixtures	Fields and quarries	Tools	Total
Balance as of January 1, 2024	(652,052,761)	(827,472,084)	(208,201,983)	(61,318,214)	(332,614,860)	(11,313,036)	(2,092,972,938)
Disposal	-	-	3,425,609	-	-	-	3,425,609
Depreciation	(15,626,101)	(47,661,307)	(6,175,624)	(506,314)	(14,975,064)	(649,631)	(85,594,041)
Balance as of December 31, 2024	(667,678,862)	(875,133,391)	(210,951,998)	(61,824,528)	(347,589,924)	(11,962,667)	(2,175,141,370)
Disposal	-	77,502,327	968,205	35,845,323	-	5,741,922	120,057,777
Depreciation charge	(14,762,654)	(50,924,311)	(5,399,547)	(450,757)	(18,675,658)	(672,850)	(90,885,777)
Balance as of December 31, 2025	(682,441,516)	(848,555,375)	(215,383,340)	(26,429,962)	(366,265,582)	(6,893,595)	(2,145,969,370)
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

As of December 31, 2025, 2024 and 2023, the Company determined that property, plant and equipment amounts are recoverable for each cash-generating unit which are detailed below: (a) cement, masonry cement and lime, (b) concrete, (c) aggregates and (d) rail services.

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

As a result of the analysis carried out, no impairment has been determined for any cash-generating unit as December 31, 2025.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The discount rate used in cash flow projections has been calculated in US dollars considering that cash flows have been prepared in that currency and are detailed below.

	2025	2024
Cash-generating unit
Cement, Masonry Cement and Lime	11.76%	11.42%
Concrete	11.76%	11.42%
Aggregates	11.76%	11.42%
Rail Services	13.22%	12.33%

14. RIGHT OF USE ASSETS AND LEASE LIABILITIES
The Group has entered into lease agreements primarily for the lease of offices and premises. Changes in right of use assets and lease liabilities as of December 31, 2025 and 2024 are as follows:

	2025	2024
Lease liabilities:
As of the beginning of the year	4,191,989	11,422,417
Additions	903,378	382,004
Financial adjustments	654,879	732,234
Foreign Exchange gain /(losses)	1,170,960	1,427,154
Gain on net monetary position	(1,061,635)	(5,937,085)
Deletions	-	(1,551,109)
Payments	(2,325,884)	(2,283,626)
As of the end of the year	3,533,687	4,191,989

Right of use assets:
As of the beginning of the year	4,178,512	7,294,388
Additions	903,378	382,004
Deletions	-	(1,648,580)
Depreciation	(1,840,689)	(1,849,300)
As of the end of the year	3,241,201	4,178,512

15. INTANGIBLE ASSETS

	2025	2024
Software	8,710,863	3,811,125
Total	8,710,863	3,811,125

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

Software
Cost:
Balance as of January 1, 2024	23,498,322
Additions	903,061
Balance as of December 31, 2024	24,401,383
Additions	6,410,068
Disposal	(16,592,952)
Balance as of December 31, 2025	14,218,499
Accumulated amortization:
Balance as of January 1, 2024	(18,956,513)
Amortization	(1,633,745)
Balance as of December 31, 2024	(20,590,258)
Amortization	(1,510,330)
Disposal	16,592,952
Balance as of December 31, 2025	(5,507,636)
16. INVESTMENTS

	2025	2024
Non-Current
Investments in other companies:
- Cementos del Plata S.A.	91,295	91,295
Total	91,295	91,295
Current
Short-term investments:
- Mutual fund in foreing currency	19,514,055	-
- Mutual fund in pesos	2,059,482	676,741
- Short-term investments in foreign currency	81,240	84,223
Total	21,654,777	760,964

Short-term investments in pesos accrue interest at an annual nominal rate of 28.63% and 30.99% as of December 31, 2025 and 2024, respectively. Short-term investments in foreign currency accrue interest at an annual nominal rate of approximately 0.24% and 0.19% as of December 31, 2025 and 2024, respectively.
Short-term investments are held for investment purposes and are made for variable periods ranging from one day to three months, according to the Group’s funding needs.
17. GOODWILL

	2025	2024
Recycomb S.A.U.	910,609	910,609
Total	910,609	910,609

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
18. INVENTORIES

	2025	2024
Non-Current
Spare Parts	83,541,335	89,683,130
Allowance for obsolete inventories	(1,557,778)	(1,589,519)
Total	81,983,557	88,093,611
Current
Finished products	11,701,055	11,445,662
Production in progress	69,879,501	62,408,882
Raw materials, materials and spare parts	186,393,642	164,972,880
Fuels	26,209,236	26,590,232
Total	294,183,434	265,417,656
19. PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

The balances between the Group and related parties as of December 31, 2025 and 2024 are as follows:

	2025	2024
Related parties:
InterCement Brasil S.A.
Accounts payable	(272,052)	(225,311)
InterCement Trading e Inversiones S.A.
Other receivables	3,047,532	2,845,803
Accounts payable	(1,499,867)	(1,242,242)
Intercement Participações S.A.
Other receivables	3,662,915	3,420,452
Accounts payable	(3,475,598)	(2,985,226)
InterCement Trading e Inversiones Argentina S.L
Other receivables	2,068,286	-
Total Group's balances per item with other related parties as of December 31, 2025 and 2024 are as follows:

	2025	2024
Other receivables	8,778,733	6,266,255
Accounts payable	(5,247,517)	(4,452,779)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
The transactions between the Group and other related parties during the fiscal years ended December 31, 2025, 2024, and 2023 respectively, are detailed below. These transactions are made on terms equivalent to those that prevail in arm's length transactions:

	2025	2024	2023
Intercement Participações S.A. - services provided	-	165,342	426,321
Intercement Participações S.A. - services received	-	-	(7,836,479)
InterCement Trading e Inversiones Argentina S.A. - distribution of dividends	-	-	(114,897,351)
On May 2, 2023, the Board of Directors of the Company resolved to partially cancel the optional reserve for future dividends in the amount of 139,251,306 and distribute as dividends in kind through the delivery of LEDE National Treasury Bill in pesos at a discount maturing on June 30, 2023 (the “Letters”), for a total of 25,590,778,098 Letters (“Total Amount of Letters”), with a ratio of 43.858641084 Letters for each share of $0.10 outstanding face value of the Company. The dividend was made available as of May 5, 2023.

On June 23, 2023, the Company's Board of Directors resolved to partially cancel the optional reserve for future dividends in the amount of 81,107,780 and declare a dividend equivalent to $139,006 per outstanding share.
The amount charged to income as fixed and variable remuneration for key management personnel of the Group was 5,104,862 and 4,746,627 during the fiscal years ended December 31, 2025 and 2024, respectively. Additionally, 1,313,668 and 1,010,158 have been accrued as long-term incentive program during the fiscal years ended December 31, 2025 and 2024, respectively.
No expenditure has been recognized in this or prior fiscal years in respect of bad or doubtful accounts related to amounts owed by related parties.
Amounts outstanding with related parties as of December 31, 2025 are not guaranteed and will be settled in cash. No guarantees have been given or received regarding outstanding balances.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
20. OTHER RECEIVABLES

	2025	2024
Non-Current
Advances to suppliers	325,779	6,613,332
Tax receivables	357,639	106,649
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	1,095,368	1,329,464
Prepaid expenses	607,032	1,497,569
Guarantee deposits	10,145	9,485
Subtotal	2,395,963	9,556,499
Allowance for other doubtful accounts	(1,095,368)	(1,329,464)
Total	1,300,595	8,227,035

Current
Income tax receivables	14,013,519	16,727
Turnover tax receivables	930,586	-
Value added tax receivables	2,005,671	-
Receivable for sale of interest in Yguazú Cementos S.A.	-	1,354,952
Related party receivables (Note 19)	8,778,733	6,266,255
Prepaid expenses	1,128,873	2,522,741
Reimbursements receivable	38,082	55,800
Advance payments to suppliers	3,818,701	1,827,525
Salaries advances and loans to employees	111,603	164,603
ADSs receivable	936,212	1,188,174
Receivables from sales of property, plant and equipment	3,455,952	3,566,954
Miscellaneous	2,137,598	1,231,318
Total	37,355,530	18,195,049
21. TRADE RECEIVABLES

	2025	2024
Accounts receivable	76,663,669	64,909,866
Accounts receivable in litigations	5,764,994	3,151,152
Notes receivable	231,581	690
Subtotal	82,660,244	68,061,708
Allowance for doubtful accounts	(5,841,432)	(3,274,900)
Total	76,818,812	64,786,808
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
The trade receivables disclosed in the preceding paragraphs include the amounts (see aging analysis below) which are overdue as of December 31, 2025 and 2024. Accounts receivable aging is as follows:

	2025	2024
To expire	52,094,373	34,658,974
Past due:
0 to 30 days	18,075,028	22,987,141
31 to 60 days	2,771,095	1,949,242
61 to 90 days	524,095	1,319,931
More than 90 days	9,195,653	7,146,420
Total	82,660,244	68,061,708
Trade receivables disclosed above include certain amounts (see aging analysis below) that are past due at the end of each reporting period, but for which the Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable.
Aging of past due, but not impaired, accounts receivable is as follows:

	2025	2024
Past due:
0 to 30 days	18,075,028	22,987,141
31 to 60 days	2,771,095	1,949,242
61 to 90 days	524,095	1,319,931
More than 90 days	3,354,221	3,871,520
Total	24,724,439	30,127,834
Average age of overdue balances (in days)	30	30

The average aging of past due and impaired accounts receivable is as follows:

	2025	2024
Past due:
More than 90 days	5,841,432	3,274,900
Total	5,841,432	3,274,900
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Changes in the allowance for doubtful receivables were as follows:

Balance as of January 1, 2024	5,514,588
Increases	861,653
Gain on net monetary position	(3,101,547)
Decreases (*)	206
Balance as of December 31, 2024	3,274,900
Increases, net of recoveries	3,451,442
Gain on net monetary position	(884,400)
Decreases (*)	(510)
Balance as of December 31, 2025	5,841,432
(*)It includes allocation of provisions for specific purposes.
22. CASH AND BANKS

	2025	2024
In Pesos	9,707,618	9,001,432
In Dollars	36,672	1,474,890
In Euros	16,501	14,477
In reales	95	79
Total	9,760,886	10,490,878
23. CAPITAL STOCK AND OTHER RELATED ACCOUNTS

	2025	2024
Capital stock	58,348	58,348
Capital adjustment	123,324,276	123,324,276
Share premium	182,839,197	182,839,197
Treasury shares trading premium	492,386	492,386
Merger premium	41,109,656	41,109,656
Total	347,823,863	347,823,863
The issued, paid-in and registered capital stock consists of:
Common stock with a face value of 0.10 per share and entitled to 1 vote each, fully paid-in (in thousands)	583,483	583,483

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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Until December 31, 2023 , the Group acquired 12,352,329 own shares for a total value of 57,213,313 and 27,542 ADRs for a total value of 304,966, whose destination has been the following, with no own shares in the portfolio as of that date:
•Within the framework of the incentive programs for senior staff, 17,473 and 10,069 ADRs were distributed.
•On April 25, 2023, the Ordinary and Extraordinary General Shareholders' Meeting approved the voluntary reduction of the Company's share capital for a total of 12,543,339 ordinary shares (which included 12,352,329 shares in the portfolio and 191,010 unnamed actions).

During the year ended December 31, 2024, the Group acquired 65,624 ADRs for a total value of 782,491.

During the fiscal year ended December 31, 2025, the Group did not acquire any shares nor ADRs.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
24. BORROWINGS
24.1. Composition of borrowings

	2025	2024
Borrowings
- In foreign currency	253,981,300	205,696,923
- In local currency	43,926,781	19,121,493
Total	297,908,081	224,818,416

Non-current borrowings	163,635,149	92,375,076
Current borrowings	134,272,932	132,443,340
Total	297,908,081	224,818,416
24.2 Detail of borrowings

	2025					2024
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Borrowings in foreign currency - USD
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	1,350,976
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	3,371,681
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	2,328,810
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	3,849,107
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	-	-	-	3,182,012
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	6.80%	Jan-26	4,967,452	3,005,289
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.25%	Feb-26	157,322	137,208
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.37%	Apr-26	1,190,496	1,004,443
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.00%	Jul-26	35,160	-
Negotiable promissory notes	(1)	Loma Negra C.I.A.S.A.	7.00%	Aug-26	69,703	-
Total borrowings in foreign currency					6,420,133	18,229,526

Borrowings in local currency
Bank overdrafts	(2)	Ferrosur Roca S.A.	56.99%	Jan-26	14,392,213	6,410,413
Bank overdrafts	(2)	Loma Negra C.I.A.S.A.	28.00%	Jan-26	2,959,086	389,107
Securities-guaranteed borrowing	(3)	Loma Negra C.I.A.S.A.	72.30%	Jan-26	26,575,482	12,321,973
Total borrowings in local currency					43,926,781	19,121,493

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2025					2024
	Ref.	Company	Rate	Last maturity date	Amount	Amount
Corporate notes - USD
Serie – Class 2	(4)	Loma Negra C.I.A.S.A.	-	-	-	97,482,336
Serie – Class 3	(4)	Loma Negra C.I.A.S.A.	7.49%	Mar-26	64,048,636	76,295,087
Serie – Class 4	(4)	Loma Negra C.I.A.S.A.	6.00%	May-26	14,657,494	13,689,974
Serie – Class 5	(4)	Loma Negra C.I.A.S.A.	8.00%	Jul-27	168,855,037	-
Total corporate bonds in foreing currency					247,561,167	187,467,397

Total	297,908,081	224,818,416

(1)
As of December 31, 2025 and 2024, Loma Negra entered into fundraising agreements by issuing promissory notes through the EPYME channel of Caja de Valores S.A. These notes bear interest at a fixed rate and are not guaranteed.

(2)
As of December 31, 2025 and 2024, the Group carries bank overdrafts in the amount of 17,351,299 and 6,799,520, respectively. Bank overdrafts existing at the beginning of the year were canceled regularly during fiscal year 2025.

(3)
During the fiscal year ended December 31, 2025 and 2024, Loma Negra took borrowings through Banco de Valores S.A., providing as collateral securities obtained on loan. The cost of these guarantees is included in the borrowing rate and is accrued over their duration. The Group does not recognize assets or liabilities in connection with the collateral granted because its loan conditions do not provide risks and rewards of ownership over them.

(4)
On June 21, September 11, and November 2, 2023, the Company issued its Class 2, 3 and 4 Corporate Bonds in dollars for a total amount of US$71,723 thousand, US$55,000 thousand and US10,000 thousand, with an interest rate of 6.5%, 7.49% and 6.00%, and maturing on December 21, 2025, March 11, 2026 and May 2, 2026, respectively. Interest is paid semiannually. On July 24, 2025, the Group issued its Class 5 Corporate Bonds in dollars for a total amount of US$112,878,134 , with a fixed annual nominal interest rate of 8.0% payable semi-annually, and maturing on July 26, 2027. The corporate bonds were subscribed and integrated (i) in kind by delivering Class 2 and Class 3 corporate bonds for an amount of US$ 16,265,844 and US$ 11,866,417 respectively, and (ii) in cash in US dollars for a total amount of US$ 84,230,001. The exchange ratio for the Class 2 and Class 3 bonds was 100.91 and 103.1 of face value per 100 bonds tendered, respectively. In both cases, the exchange ratio includes accrued interest from the last interest payment date of the bonds to the date of issue and settlement, exclusive. The issuance of these corporate bonds in foreign currency has been carried out within the scope of the local public offering, without intervention of the single and free exchange market ("MULC"). As of December 31, 2025, the Corporate Bonds Class 2 were totally canceled.

	2025	2024
Total borrowings by company:
- Loma Negra C.I.A.S.A.	283,515,868	218,408,003
- Ferrosur Roca S.A.	14,392,213	6,410,413
Total	297,908,081	224,818,416

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
24.3 Movements of borrowings
The movements of borrowings for the fiscal year ended December 31, 2025, are disclosed below:

Balances as of January 1, 2025	224,818,416
New borrowings	224,864,793
Issuance of corporate bonds	119,586,263
Accrued interest and other financial expenses	47,410,482
Effects of foreign exchange rate variation	91,034,416
Gain on net monetary position	(89,082,542)
Interest payments	(37,414,168)
Principal payments	(283,309,579)
Balances as of December 31, 2025	297,908,081
As of December 31, 2025, long-term borrowings have the following maturity schedule:

Fiscal year
2027	163,635,149
Total	163,635,149
25. ACCOUNTS PAYABLE

	2025	2024
Suppliers	85,617,801	94,927,478
Related parties (Note 19)	5,247,517	4,452,779
Accounts payable for investments in property, plant and equipment	395,861	2,136,248
Provisions for expenses	26,914,350	21,601,035
Total	118,175,529	123,117,540
26. PROVISIONS

	2025	2024
Labor and social security	2,856,792	3,390,452
Environmental restoration	10,005,737	9,793,122
Civil and other	1,203,286	1,603,869
Total	14,065,815	14,787,443

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Changes in provisions are as follows:

	Labor and social security	Environmental restoration	Civil and other	Total
Balance as of January 1, 2024	3,740,608	13,102,994	2,468,506	19,312,108
Increases (*)	2,926,024	4,698,691	1,210,200	8,834,915
Gain on net monetary position	(2,716,325)	(7,580,588)	(1,351,381)	(11,648,294)
Decreases (**)	(559,855)	(427,975)	(723,456)	(1,711,286)
Balance as of December 31, 2024	3,390,452	9,793,122	1,603,869	14,787,443
Increases (*)	1,373,379	3,266,967	725,880	5,366,226
Gain on net monetary position	(799,403)	(2,807,152)	(428,050)	(4,034,605)
Decreases (**)	(1,107,636)	(247,200)	(698,413)	(2,053,249)
Balance as of December 31, 2025	2,856,792	10,005,737	1,203,286	14,065,815
(*)    The increase in the environmental provision includes the effect resulting from changes in the measurement of liabilities arising from the estimated restoration schedule and the discount rates used as of December 31, 2025 and 2024, respectively, the effect of which has adjusted the cost of the relevant assets.
(**)    It includes the uses of provisions for its intended purposes.
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
As of December 31, 2025, there are claims against the Group classified as possible contingencies. The potential risk amount of those claims is $13,384 million, mainly including $420 million related to tax contingencies, $5,034 million related to labor contingencies, and $7,930 million related to administrative, commercial and other proceedings. The Group has not recognized a provision for such possible claims, as it is not required under IFRS Accounting Standards. As of the date of issuance of these consolidated financial statements, the Group understands there is no evidence to determine that other contingencies could materialize and have a negative impact on the consolidated financial statements.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
27. TAX LIABILITIES

	2025	2024
Non-current
Payment plans	4,444,867	-
Total	4,444,867	-

Current
Income tax	918,743	51,459,223
Value added tax	484,679	2,534,654
Turnover tax	26,454	18,389
Other taxes, withholdings and perceptions	9,733,833	7,611,330
Payment plans	196,926	-
Total	11,360,635	61,623,596
28. OTHER LIABILITIES

	2025	2024
Non-current
Employee benefit plans	703,672	1,118,478
Termination payment plans	365,183	210,425
Total	1,068,855	1,328,903
Current
Termination payment plans	746,067	630,459
Dividends payable to third parties minority	223,891	297,707
Others	332,826	382,410
Total	1,302,784	1,310,576
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

	2025	2024	2023
Cash and banks (Note 22)	9,760,886	10,490,878	14,391,437
Short-term investments (Note 16)	21,654,777	760,964	4,899,611
Cash and cash equivalents	31,415,663	11,251,842	19,291,048

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
30. NON-CASH TRANSACTIONS
Below is a detail of the transactions that did not involve cash flows in each fiscal year:

	2025	2024	2023
- Right of use assets and lease liabilities	903,378	382,004	203,631
- Acquisition of financed property, plant and equipment	395,861	4,006,696	997,604
- Delivery of shares – benefit plans	-	819,864	522,433
31. SEGMENT INFORMATION
The Company has adopted IFRS 8 Operating Segments, that requires operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, the chief operating decision maker, in order to allocate resources and to assess their performance.
This analysis is based on monthly information consisting of historical figures of the identified segments. The information reviewed by the main decision maker consists of the historical financial information for each month accumulated until the end of the reporting periods being analyzed, which is the reason why they differ from the inflation-adjusted figures as described in Note 2.2.
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
ii)Concrete: this segment includes profit or loss from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.
iii)Aggregates: this segment includes profit or loss from the aggregates business, from obtaining to crushing the stone.
iv)Rail Services: this segment includes profit or loss from the provision of rail transportation services.
v)Others: this segment includes profit or loss from the industrial waste treatment and recycling business for use as fuel.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2025	2024	2023
Revenues
With external customers
Cement, masonry cement and lime	631,705,526	498,089,236	262,172,463
Concrete	70,981,926	45,911,178	28,764,519
Rail services	30,014,371	20,122,374	9,332,110
Aggregates	11,592,160	8,053,922	5,261,289
Others	9,345,969	4,621,647	1,424,761
With other segment
Cement, masonry cement and lime	22,274,527	12,800,770	7,512,183
Rail services	39,055,863	33,948,181	14,939,565
Aggregates	7,871,005	6,077,811	4,041,012
Others	1,479,168	1,250,457	357,692
Segment-to-segment eliminations	(70,680,563)	(54,077,219)	(26,850,452)
Total	753,639,952	576,798,357	306,955,142
Effect from restatement in constant currency	94,446,670	342,962,538	902,389,332
Total	848,086,622	919,760,895	1,209,344,474

	2025	2024	2023
Cost of sales
Cement, masonry cement and lime	417,422,591	292,531,446	156,232,174
Concrete	70,882,103	45,145,185	27,268,056
Rail services	66,408,761	47,920,996	22,697,501
Aggregates	21,824,059	14,910,149	7,999,859
Others	4,864,059	3,382,932	1,179,886
Segment-to-segment eliminations	(70,680,563)	(54,077,219)	(26,850,452)
Total	510,721,010	349,813,489	188,527,024
Effect from restatement in constant currency	152,358,899	323,976,261	717,429,897
Total	663,079,909	673,789,750	905,956,921

	2025	2024	2023
Selling, administrative and other gains and expenses
Cement, masonry cement and lime	64,626,312	45,884,427	22,704,721
Concrete	4,292,742	1,798,507	896,042
Rail services	3,642,556	2,404,037	1,344,324
Aggregates	225,240	160,570	95,557
Others	2,031,009	1,445,670	596,287
Total	74,817,859	51,693,211	25,636,931
Effect from restatement in constant currency	14,714,093	38,575,699	82,496,999
Total	89,531,952	90,268,910	108,133,930

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)

	2025	2024	2023
Depreciation and amortization
Cement, masonry cement and lime	10,119,219	4,718,826	4,074,405
Concrete	396,739	215,603	137,133
Rail services	2,049,340	1,129,139	719,256
Aggregates	1,031,243	339,618	154,159
Others	29,497	6,192	6,894
Total	13,626,038	6,409,378	5,091,847
Effect from restatement in constant currency	71,901,599	75,975,003	87,125,588
Total	85,527,637	82,384,381	92,217,435

	2025	2024	2023
Revenues less cost of sales, selling and administrative expenses, and other gains and losses
Cement, masonry cement and lime	171,931,150	172,474,133	90,747,751
Concrete	(4,192,919)	(1,032,514)	600,421
Rail services	(981,083)	3,745,522	229,850
Aggregates	(2,586,134)	(938,986)	1,206,885
Others	3,930,069	1,043,502	6,280
Total	168,101,083	175,291,657	92,791,187
Effect from restatement in constant currency	(72,626,322)	(19,589,422)	102,462,436
Total	95,474,761	155,702,235	195,253,623
Reconciling items
Tax on debits and credits to bank accounts	(9,032,797)	(9,761,433)	(13,396,600)
Financial results gain (loss), net	(49,076,899)	182,341,501	(131,959,765)
Income tax	(14,544,529)	(126,188,528)	(22,165,913)
Net profit for the year	22,820,536	202,093,775	27,731,345
In relation to the segregation of profit or loss by geographic segment, the Group carries out its activities and operations in Argentina, exports are not significant.
No customer contributed 10% or more of the Group’s revenue for the years ended December 31, 2025, 2024 and 2023, respectively.
32. FINANCIAL INSTRUMENTS
32.1 Capital risk management
The Group manages its capital stock to ensure that its entities will be able to continue as a going concern while maximizing the return to its shareholders through the optimization of debt and equity balances. The Group’s strategy has not changed for the financial years 2025 and 2024.
The Group and its subsidiaries participate in transactions involving financial instruments, recognized as financial assets and financial liabilities, which are intended to meet their needs and to reduce exposure to market, currency and interest rate risks. These risks, as well as their respective instruments, are managed through the definition of strategies, the implementation of control systems, and the determination of exposure limits.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
The Group’s risk management committee reviews the capital structure of the Group.
Net debt-to-equity ratio:
The net debt-to-equity ratio for the reporting fiscal years is as follows:

	2025	2024
Debt (i)	297,908,081	224,818,416
Cash and current investments	31,415,663	11,251,842
Net debt	266,492,418	213,566,574
Shareholders’ Equity (ii)	1,066,162,358	1,043,341,822
Net debt-to-equity ratio and shareholders’ equity	0.25	0.20
(i)Debt is defined as long and short-term borrowings.
(ii)Shareholders’ equity includes non-controlling interest, which are managed as capital stock.
32.2 Categories of financial instruments

	2025	2024
Financial Assets
At amortized cost:
Cash and banks	9,760,886	10,490,878
Investments	81,240	84,223
Accounts receivable and other receivables	92,287,138	77,859,992
At fair value through profit or loss:
Investments	21,573,537	676,741

	2025	2024
Financial Liabilities
Amortized cost	464,113,275	441,936,034
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
32.4 Foreign exchange risk management
The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations, also considering the current exchange regulations in force. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.
The carrying amounts of monetary assets and liabilities denominated in foreign currency at the end of the fiscal years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Liabilities:
United States Dollars	272,844,059	234,292,779
Euros	1,730,608	1,734,548
Brazilian reais	-	557

	2025	2024
Assets:
United States Dollars	8,470,683	13,116,634
Euros	16,502	14,477
Brazilian reais	95	79
32.4.1. Foreign currency sensitivity analysis
The Group is mainly exposed to the US Dollar and Euro, considering that the Group’s functional currency is the Argentine peso.
The following table details the Group’s sensitivity to an increase in the exchange rate of the US Dollar and the Euro as of December 31, 2025. The sensitivity rate is the rate used when reporting exchange rate risk internally to key management staff and represents management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts their translation on the balance sheet day for a 25% change in the exchange rate, considering for its calculation the whole of the items of the subsidiaries.

	US Dollar effect	Euro effect
Income for the year	66,093,344	428,527
Shareholders’ Equity	66,093,344	428,527
Additionally, considering the exchange regulations currently applicable in Argentina, the Group constantly monitors the alternatives for collecting assets and settling liabilities in foreign currency and the related impact. The gain/loss arising from the use of financial instruments to settle transactions in foreign currency is recognized when the Group unconditionally commits to or irreversibly executes such settlement. As of December 31, 2025, the use of financial instruments to settle the above transactions would result in an impact of approximately 1.5%.

Likewise, as of December 31, 2024 and 2023, the gain/loss from using such instruments to settle certain financial borrowings was Ps. 715,697 and Ps. 5,259,884 and is recorded in the statement of profit or loss and other comprehensive income within financial results as "Loss from securities transactions” (Note 10).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
32.5 Interest rate risk management
The Group is exposed to the risk of significant fluctuations in interest rates because Group entities have borrowings at both fixed and floating interest rates. The Group manages this risk by maintaining an appropriate combination of fixed- and floating-rate borrowings.

	2025	2024
Financial Assets:
Investments held to maturity (1)	81,240	84,223
Investments at fair value through profit or loss (2)	21,573,537	676,741
Financial Liabilities:
Amortized cost (3)	297,908,081	224,818,416
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
In the event that the average floating rate applicable to financial liabilities for the fiscal year ended December 31, 2025, were 1.0% higher than the average interest rate during that fiscal year, financial expenses for the fiscal year ended December 31, 2025, would have increased by approximately 455,287.
With regard to financial assets, a 1.0% increase in the average interest rate during the fiscal year ended December 31, 2025, would have increased financial income by approximately 40,612.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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

Borrowings	Weighted average effective interest rate %	Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	Total
As of December 31, 2025	15%	55,518,521	65,114,540	22,776,210	177,010,975	320,420,246
As of December 31, 2024	21%	20,479,077	6,167,257	117,504,846	95,625,928	239,777,108

Leases	Weighted average effective interest rate %		Less than 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 6 years	Total
As of December 31, 2025		(*)	206,211	412,423	1,816,023	2,025,389	40,037	4,500,083
As of December 31, 2024		(*)	166,634	333,268	1,467,386	3,006,792	-	4,974,080
(*) The average rates in Pesos were 47% and 50% for the fiscal years ended December 31, 2025 and 2024, respectively. The average rates in US Dollars were 13% and 13% for the fiscal years ended December 31, 2025 and 2024, respectively.
32.8 Fair value measurements
Some of the Group’s financial assets are measured at fair value at the end of this reporting period. The following table provides information on how the fair values of these financial assets are measured (particularly, valuation techniques and inputs used).

	Fair value at:		Hierarchy level
Financial assets	2025	2024
Assets:
Mutual Funds	21,573,537	676,741	Level 1
Level 1: quoted price in an active market.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Fair value of financial assets and financial liabilities measured at amortized cost:
The estimated fair value of borrowings based on the interest rates offered to the Group (Level 3) for financial borrowings amounted to 303,941,493 and 226,309,635 as of December 31, 2025 and 2024, respectively.
The Board considers that the carrying amounts of the remaining financial assets and liabilities recognized at amortized cost in the consolidated financial statements approximate their fair values.
33. COMMITMENTS
The Group has certain contractual commitments to purchase slag valid until 2027. The estimate of future cash flows is approximately Ps. 9,084,177 thousand per year. Additionally, it has commitments to purchase granite stone up to 2035 for an annual average of Ps. 149.4 million.
In the ordinary course of business, to ensure the supply of key inputs, the Group has entered into contracts for the supply of gas, assuming payment commitments for a total amount of approximately Ps. 41,420 millions, of which Ps. 30,538 millions is payable during fiscal year 2026, Ps. 10,667 millions during fiscal year 2027 and Ps. 215 million during fiscal year 2028.
In addition, the Group has entered into power supply agreements with certain suppliers for a total amount of Ps. 141,142 millions, of which Ps. 24,211 millions is payable during fiscal year 2026, Ps. 24,542 millions is payable during fiscal year 2027 and 2028, respectively, Ps. 11,927 millions during fiscal year 2029, and Ps. 55,921 millions from 2030.

34. GUARANTEES GRANTED TO SUBSIDIARIES
The Company guarantees the bank overdrafts borrowed by Ferrosur Roca S.A. in the normal conduct of its business, and the letters of credit to be entered into by the company to finance imports up to a maximum amount of Ps. 29,005 million. As of December 31, 2025, Ferrosur Roca S.A. carries current account overdraft balances for 14,392,213.
35. RESTRICTED ASSETS
As of the date of these consolidated financial statements, the Group hasn´t got judicial deposits or assets with restricted availability.

36. FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES
Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.
On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Cargo Railway Network with the exception of the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect. The area of influence is concentrated in the center and south of the province of Buenos Aires, north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén, and Bahía Blanca. On February 11, 2025, through Resolution 99/2025, the Ministry of Economy removed from the concession of Ferrosur Roca S.A. the station called Sola and the branch line that connects it from the bridge over the Riachuelo.
The term of the concession was 30 years, expiring in March 2023, with the possibility of an extension of 10 additional years.
Ferrosur Roca S.A. has renegotiated the Concession Agreement as a result of the renegotiation process for obligations arising from public administration contracts, including those for public works and services, in accordance with Law No. 25,561 and within the framework of ME Resolution No. 20/02 and Decree No. 293/02, subsequently repealed. The

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Contract Renegotiation Agreement signed between UNIREN (Contract Renegotiation and Analysis Unit) and Ferrosur Roca S.A. was ratified by the National Executive Branch through Decree No. 2017, dated November 25, 2008.
On March 8, 2018, and with the due consent of Cofesur S.A.U., Ferrosur Roca S.A. requested the above-mentioned extension, and in line with the bidding terms and conditions and the concession agreement. The concession extension request was reiterated on March 1, 2019.
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
In line with this, on March 29, 2021, through Resolution No. 219/2021, the National Commission for the Regulation of Transport (“CNRT”) approved the Regulation of the National Registry of Railway Operators and granted said capacity to Ferrosur Roca S.A. and the other concessionaires that operate the current railway concessions. In accordance with said resolution, once the “open access” scheme is in force, any registered railway operator will be able to provide railway services, as previously mentioned.
Subsequently, through Resolution No. 211 of the Ministry of Transport which was published on June 28, 2021, rejected the request for an extension of the concession contract made by Ferrosur Roca S.A. in 2018, along with similar requests from other existing private railway concessionaires in the country, confirming the termination of all existing concession contracts with private freight railway concessionaires.
Likewise, the Ministry of Transport published various resolutions extending for periods of between 12 and 18 months the concessions granted to the various concessionaires, including Ferrosur Roca S.A., by virtue of which the concession period has been extended for the a third time until September 10, 2026, or the earlier date on which a new contracting model could be established. In this regard, on May 16, 2025, the Ministry of Economy granted FEPSA a temporary extension of its concession until April 30, 2026. On July 22, 2025, it granted Nuevo Central Argentino S.A. an extension of its concession until December 21, 2032, and instructed the Undersecretary of Rail Transportation to invite Ferrosur Roca S.A. and FEPSA to make a proposal for contractual adjustment in accordance with the terms of Law No. 27,132 and Decree 1027/2018 modified by Decree 478/2025. Ferrosur Roca S.A. submitted a note expressing various relevant issues of the Concession which was not answered by the administration.
Notwithstanding the foregoing, on September 10, 2025, through Resolution 52/2025 of the Secretariat of Transportation, Ferrosur Roca S.A. was notified of the aforementioned extension, and the commencement of proceedings was established to analyze, coordinate, and design a new contractual framework for the relationship between the National Government and the private sector for the operation of the current concession, a process on which there are still no updates. This resolution was challenged by Ferrosur Roca S.A. through a motion for reconsideration, in which it alleged multiple breaches by the National Government and the existence of discriminatory treatment toward Ferrosur Roca S.A. To date, the motion remains unresolved. During the extended period, services will be provided on a provisional basis and may be revoked at any time without generating any subjective right, expectancy right, or precedent in favor of the operators, nor any recognition of any sum for the eventual early revocation of the concession.
The following are some additional related general rules:
• On July 8, 2024, Law 27,742, known as the “Framework Law” (Ley Bases), was published in the Official Gazette, authorizing the National Executive Branch to tender new concessions, including those for the railway system.
• Additionally, on June 13, 2024, through Decrees No. 525 and No. 526/2024, the Government declared a state of public emergency in the railway sector for a period of 24 months. This measure, announced through the Official Gazette, aims to "safeguard the operational security of the provision of freight and passenger rail transport services." No new regulations or rules related to the implementation of the aforementioned "open access" scheme have yet been issued. The measure authorizes the Ministry of Transport to carry out "transactional acts and/or compensations within the framework of the final settlement of the Concession Contracts approved by Decrees No. 1144 of June 14, 1991, No. 994 of June 18, 1992, No. 2681 of December 29, 1992, No. 2608 of December 22, 1993, and No. 430 of March 22, 1994, and those signed with the provinces within the framework of Decrees No. 532 of March 27, 1992, and No. 1168 of July 10, 1992”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
• On February 10, 2025, Decree 67/2025 was published, authorizing the Ministry of Economy to proceed with the privatization of Belgrano Cargas y Logística Sociedad Anónima through vertical disintegration and the separation of the activities and assets of each business unit, under the modality of public auction for the sale of rolling stock, and through the execution of public works concession contracts for the tracks and their adjacent properties, and the use of the railway workshops. At present, no subsequent actions such as the publication of tender documents or the opening of bidding processes have been issued.
The Group has re-evaluated all accounting estimates, taking into account available information affected by the end of the current concession, and no significant impact are expected to the date. As mentioned before, although the request for an extension has been rejected, the Company has been granted the status of a railway operator and could continue to provide its transport services under that figure or another that may be agreed upon once the concession period has ended, the Group's intention being to continue in the business, making the necessary changes to the business plan to reverse the current situation which is resulting in a deficit due to the alteration of the macroeconomic equation of the Concession Contract. The Group will continue monitoring the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.
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

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
Regarding the lawsuit filed in federal jurisdiction, during 2020, the Court sustained the motion to dismiss filed by the Group. Finally, on July 21, 2020, the plaintiffs voluntarily withdrew the appeal filed against the judgment of first instance that fully sustained the motion to dismiss submitted by the Group. Accordingly, a final and conclusive judgment was rendered in favor of the Group and the rest of the defendants, and the lawsuit came to an end.
Regarding the state class action (Kohl v. Loma Negra CIASA, et al. -Index No. 653114/2018 - Supreme Court of the State of New York, County of New York), on October 11, 2023, we entered into a proposed agreement with the lead plaintiff. The Agreement does not contain any admission or acknowledgment of guilt for wrongful conduct by Loma Negra or other defendants in the class action, and it includes a release of all claims. The New York State Court issued a final judgment under the Settlement on March 3, 2025. The deadline to appeal the judgment expired on April 2, 2025 and no appeal was filed. As a result, the settlement is now completely final and the releases are effective.

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
The government modified the exchange rate system as of April 14, 2025, eliminating most of the existing restrictions on access to the MULC (Single and Free Exchange Market) for companies and all individuals.
These actions reflect the government's commitment to achieving fiscal balance. A zero monetary emission policy has been implemented, allowing for a primary and financial surplus in the short term, as well as a slowdown in inflation. This reflects the government's commitment to stabilizing the economy, promoting investment, and improving the country's fiscal situation in a context of economic challenges.
The economic recovery observed since the second half of 2024 continued into the beginning of 2025. The Argentine economy navigated the second half of 2025 in an environment of increasing financial and exchange rate volatility, intensified by the election results in the Province of Buenos Aires and the uncertainty surrounding the legislative elections. Although the first quarter showed signs of recovery, activity began to slow down in July, affected by rising interest rates, pressure on the exchange rate, and political uncertainty. During 2025, the economy began to stabilize; according to the INDEC, for the fourth quarter of 2025, Argentina's GDP recorded a recovery of 4.4% for the full year, surpassing initial estimates as inflation began to decelerate and credit conditions improved. Inflation, although slowing, was 31.5% for the year ended December 31, 2025. For 2026, inflation is expected to continue declining, with estimates ranging between 16% and 20%.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(figures expressed in thousands of pesos - $ - except as otherwise stated)
Despite the defeat in Buenos Aires Province in September, the government managed to reverse the outcome in the October 26 legislative elections, consolidating its position as the leading national political force. This victory strengthened the ruling party's position in Congress, which it believes will translate into the possibility of advancing structural reforms and sustaining the current economic program.
After the end of the reporting period, amendments were introduced to the labor regime in force in the Argentine Republic, which include, among other aspects, changes in the organization of working hours, mechanisms for compensating hours worked, the severance indemnification framework, and certain presumptions related to the existence of employment relationships. In addition, the regulations incorporate instruments aimed at providing greater flexibility in the management of labor relations and promoting the registration of employment.
41. SUBSEQUENT EVENTS
The Group has considered events after December 31, 2025, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed through April 28, 2026, the date when the consolidated financial statements were available for issue.
41.1 Issuance of Corporate Bonds

As approved at the Board of Directors meeting of January 7, 2026, on January 23, 2026, the Group issued Class 6 Corporate Bonds in dollars for a total amount of US$60,000,000, with a fixed annual nominal interest rate of 6.5% payable semi-annually, and maturing on January 23, 2029. The corporate bonds were subscribed and integrated (i) in kind through the delivery of Class 3 corporate bonds for an amount of US$2,844,941 and (ii) in cash in US dollars for a total sum of US$57,059,291. The exchange ratio of the Class 3 corporate notes was 103.37 of face value for every 100 delivered, respectively. The exchange ratio includes interest accrued from the last interest payment date of the corporate bonds to the issuance and settlement date, exclusive.

41.2 Annual shareholders’ meeting

The annual shareholders’ meeting held on April 23, 2026, approved (i) to allocate the sum of Ps. 23,585 million (in December 31, 2025 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially release and distribute in cash and/or in kind, one or more payments, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations through the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2026.

41.3. Subsequent developments of InterCement Participações S.A. judicial reorganization

As mentioned in note 1, on April 6, 2026, the Group was informed that in accordance with the judicial reorganization plan of InterCement Participações S.A. an extraordinary shareholders’ meeting of InterCement Participações S.A. approved, among other matters, a capital increase which was subscribed by Latcem LLC, Redwood, Moneda, Cigna Health and Life Insurance Company and other creditors who elected to receive shares as a form of payment. None of such parties control InterCement Participações S.A. In addition, under the terms of the judicial reorganization plan, Loma Negra may be subject to a marketing process until September 30, 2028 for the private sale of all or part of the equity interest indirectly held in us by InterCement Participações S.A., which may involve multiple transactions with multiple counterparties.